04045424

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scientific Production Corporation

*CURRENT ADDRESS 38, Gagarin Blvd.
Irkutsk, 664025
Russia

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34818 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 10/7/04

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

RECEIVED

2004 OCT -4 A 9:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BINDER I

DOCUMENT

1. Minutes of Audit Committee meeting May 27, 2003
2. Minutes of Annual General Shareholders' Meeting of the Company dated July 6, 2004
3. Joint Stock Company - Scientific-Production Corporation "IRKUT" Minutes No. 19 of January 16, 2004, of the General Meeting of Shareholders
4. Joint Stock Company - Scientific-Production Corporation "IRKUT" Minutes No. 18 of December 2, 2003, of the General Meeting of Shareholders
5. Joint Stock Company - Scientific-Production Corporation "IRKUT" Minutes No. 17 of July 17, 2003, of the General Meeting of Shareholders
6. Auditor's Report of "Auditor" Ltd. on accounting reports of Joint Stock Company - Scientific-Production Corporation "IRKUT" for 2002
7. Listing of persons, entitled to pre-empty acquisition of additional shares (as of December 2, 2003).
8. Code of Corporate Conduct of the Joint Stock Company
9. Regulation on Paying Reward and Compensations to Members of Board of Directors
10. Regulation of the Representative Office
11. Regulation of President
12. Regulation of Auditing Committee
13. Information on date & circumstances of latest placement of the Company's securities.
14. Information on shareholders of JSC Scientific-Production Corporation "IRKUT"- appearing s legal residence of U.S.
15. Board of Directors' Regulation
16. Regulation

    Approved by Board of Directors of Scientific-Production Corporation "IRKUT"- Minutes No. 7 of October 30, 2003.

17. General Shareholders' Meeting Regulation

Approved by General Shareholders' meeting of the Company - Minutes No. 20 of July 6, 2004.

18. Regulation of Executive Committee

Approved by General Shareholders' meeting of the Company - Minutes No. 20 of July 6, 2004.

19. Regulation of the Fund of Development

Approved by General Shareholders' meeting of the Company - Minutes No. 20 of July 6, 2004.

20. Model Agreement between a Member of the Board of Directors and Joint-Stock Company Scientific-Production Corporation "IRKUT"

21. Charter

22. Amendments to the Charter of the Joint-Stock Company Scientific-Production Corporation "IRKUT" July 20, 2004

23. On the approval of the privatization plan and transformation of the state enterprise – Irkutsk aviation industrial association into the open joint stock company "Irkutsk aviation industrial association."

24. List of persons eligible to participate in extraordinary shareholders meeting on June 26, 2004.

25. Information on a Substantial Fact, Event, Action, Affecting Issuer's Financial and Economic Activities March 21, 2003

26. Affiliated Persons List of the Joint-Stock Company Scientific-Production Corporation "IRKUT" as of June 30, 2004

27. Affiliated Persons List of the Joint-Stock Company Scientific-Production Corporation "IRKUT" as of March 31, 2004

28. Affiliated Persons List of the Joint-Stock Company Scientific-Production Corporation "IRKUT" as of December 31, 2003

29. Affiliated Persons List of the Joint-Stock Company Scientific-Production Corporation "IRKUT" as of September 30, 2003

30. Affiliated Persons List of the Joint-Stock Company Scientific-Production Corporation "IRKUT" as of June 30, 2003

31. Affiliated Persons List of the Joint-Stock Company Scientific-Production Corporation "IRKUT" as of March 31, 2003

Open Joint-Stock Company
«Scientific-Production
Corporation «IRKUT»

MINUTES dated
24.04.2003 №15
of the Meeting of the Board of Directors,
City of Irkutsk

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B.

WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors: Veprev A.A., Kobzev V.A., Kovalkov V.V., Fedorov A.I., Chichikov A.K.
Invited were: Vasilenko S.I., Volnov V.P., Eliseev D.A., Ivanova N.V., Ionushas V.V., Krivosheyn M.Y., Malkov N.A., Rozhkov A.A., Rusakov P.P., Chirikov V.L., Yakushev P.P.

Secretary of the Meeting: Dashevsky V.V.

To take a decision on all items of the Agenda of the Meeting, the quorum has been secured.

Agenda of the Meeting:

1. On the social policy of Corporation «IRKUT» for 2003 - 2004.

Reporters: Bezverkhny V.B.,
Chirikov V.L.

2. On changing the location of Corporation «IRKUT».

Reporter: Fedorov A.I.

3. On confirmation of the «Regulation on the Representation Office of Corporation «IRKUT» in Moscow».

Reporter: Chirikov V.L.

4. On closing the Representation Office in the City of Moscow and creation of the branch in the City of Irkutsk.

Reporter: Chirikov V.L.

5. Consideration of the comments and offers, received from the members of the Board of Directors on the drafts of the internal documents. Preliminary confirmation of the following documents: «Charter of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2003.)», «Regulation on the General Meeting of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), «Regulation on the Board of Directors of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), «Regulation on the Audit Commission of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), «Regulation on the President of JSC«Scientific-Production Corporation «Irkut» (edition as of 2003), «Code of the Corporate Conduct of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003).

Reporters:
Bezverkhny V.B., Yakushev P.P.

6. Issues of preparation for holding the Annual General Shareholders' Meeting:
6.1. Preliminary confirmation of the following materials:
6.1.1. Annual report of Corporation «IRKUT» for 2002, including:
- analysis of the results of the development of Corporation in 2002;

- elaboration of the strategy of development for 2003.

Reporter: Fedorov A.I.

6.1.2. Corporation «Irkut»Financial Statements for 2002, including:
- profit and loss statement for 2002:
- distribution of the profit and losses for 2002;
- payment of dividends for 2002.

Reporters:
Eliseev D.A., Rozhkov A.A.

6.2. On conclusion of the Auditing Committee of Corporation «IRKUT».

Reporter Ivanova N.V.

6.3. On Auditors report on Corporation "IRKUT" Financial Statements for 2002.

Reporter: Eliseev D.A.

6.4. Confirmation of the Report of the Board of Directors for 2002.

Reporter: Bezverkhny V.B.

6.5. Confirmation of the report of using the funds of the Company (reserve and development).

Reporter: Eliseev D.A.

6.6. Confirmation of the report of compliance with the Code of Corporate Conduct for 2002.

Reporter: Chirikov V.L.

6.7. On the drafts decisions on the items on the agenda of the Annual General Shareholders' Meeting.

Information: Dashevsky V.V.

6.8. Confirmation of the form and text of the ballot-papers for voting.

Reporter: Dashevsky V.V.

7. Confirmation of the report of the issuer for the 1st quarter of 2003.

Information: Ionushas V.V.

8. Miscellaneous.

8.1. On confirmation of the previously committed transactions with interested party.

Information: Kovalkov V.V.

The Agenda of the Meeting has been confirmed unanimously.

On item № 1 spoke: Bezverkhny V.B., Chirikov V.L., Kobzev V.A., Kovalkov V.V., Fedorov A.I., Chichikov A.K., Rozhkov A.A., Krivoshein M.Y., Chichikov A.K., Veprev A.A., Volnov V.P.

THE BOARD OF DIRECTORS HAS DECIDED

1. To accept as the basis the submitted Concept of the social policy of Corporation «IRKUT». The executive body, jointly with the press-service, shall carry out a related campaign in the mass media, including the mass media of Irkut Region, on presentation of this Concept.

2. To assign the executive body (Chirikov V.L.), as per the results of the performed discussion and taking into account the materials, elaborated by the group of Volnov V.P., to introduce the related changes and additions to the Concept.

3. To assign the executive body (Chirikov V.L.) to submit for approval of the Board of Directors 22 May, 2003, the final version of the Concept of the social policy of Corporation «IRKUT».

VOTING RESULTS:
YEA-6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №2 spoke: Fedorov A.A., Bezverkhny V.B., Chirikov V.L.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To determine that the location of the Company and the executive body thereof, starting from 1 November, 2003, shall be: 129626, Moscow, Novoalekseevskaya Str., 13, building 1.

Voting results:
VOTING RESULTS:
YEA-6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above mentioned wording.

On the №3 item spoke: Chirikov V.L., Fedorov A.I., Kovalkov V.V., Bezverkhny V.B.

THE BOARD OF DIRECTORS DECIDED:
1. Toconfirmthe«Regulation on the Representation Office of JSC "Corporation «IRKUT» in the City of Moscow» (enclosed).

VOTING RESULTS:
YEA - 6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN IN the above stated wording.

On item № 4 on opening a branch of Corporation «IRKUT» in the City of Irkutsk spoke: Chirikov V.L., Fedorov A.I., Bezverkhny V.B.

THE BOARD OF DIRECTORS HAS DECIDED:
1.To open a branch of Corporation «IRKUT» in the City of Irkutsk, starting from 1 November, 2003.
2. To make it incumbent on the executive body (Kovalkov V.V., Chirikov V.L.) to elaborate a draft regulation on the branch in the City of Irkutsk – Irkutsk Aircraft Plant (abbreviated name - IAZ) and to submit it for approval to the Board of Directors.
3. To close, starting from 1 November, 2003, the Representation Office of Corporation «IRKUT» in the City of Moscow.

Voting results:
VOTING RESULTS:
YEA: 6
NAY - no

ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 5 spoke: Bezverkhny V.B., Yakushev P.P., Fedorov A.I., Kovalkov V.V., Chichikov A.K., Chirikov V.L.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To preliminarily confirm the new wording of the «Charter of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003)», as well as the «Regulation of the Shareholder's General Meeting of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), the «Regulation of the Board of Directors of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), the «Regulation of the Auditing Committee of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), the «Regulation on the President of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), the «Code of the Corporate Conduct of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003). To assign to the Work Group (Yakushev P.P.) to introduce to the documents the changes and additions, expressed in the discussion.
2. To assign to the Head of the Legal Department Yakushev P.P. to submit to the Annual General Shareholders' Meeting the draft documents, mentioned in p.1.
3. To make it incumbent on the executive body (Chirikov V.L.) to develop the Structure of management of Corporation «IRKUT» and to submit it for approval to the Board of Directors.

Voting results:
VOTING RESULTS:
YEA - 6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 6.1 - 6.6 spoke: Fedorov A.I., Bezverkhny V.B., Dashevsky V.V., Chichikov A.K., Eliseev D.A., Ivanova I.V., Kovalkov V.V., Rozhkov A.A., Chirikov V.L., Kobzev V.A.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To confirm the main results of the work of the Company in 2002 and the strategic tasks for 2003.
2. To preliminarily confirm the annual report, the annual financial statements of Corporation «IRKUT», as well as the profit and loss statement (profit and loss accounts), as well as the profit distribution (including payment (announcement) of dividends) and losses as per the results of 2002, in particular:
   - net profit to be distributed - 344 419 683,92 Rubles;
   - to channel to the Reserve Fund - 17 220 914 Rubles; to channel for the dividends - 71 194 669 Rubles, amounting to 0.09 Rbl. per 1 common share;
   - to channel to the Development Fund - 256 004 100, 92 Rubles.

   To recommend that the Annual General Shareholders' Meeting should confirm the annual report of the Company, the financial statements of the Company and distribution of the profit according to p. 2 of this decision.
3. To take into consideration the Auditing Conclusion of the financial statements of Corporation «IRKUT» for 2002 and the Conclusion of the Auditing Committee of the Company for 2002.
4. To confirm the annual report of the Board of Directors, the Report on compliance with the

Code of the Corporate Conduct, the Report on using the funds of the Company (enclosed).

5. To assign the President Fedorov A.I. to submit the annual report of the Company to the Annual General Shareholders' Meeting.
6. To accept as the basis the «Regulation of the fund of development of Corporation «IRKUT» and to make it incumbent on the executive body (Eliseev D.A.) to introduce to the text thereof the changes and additions according to the hold discussion and to submit it for the approval to the next Meeting of the Board of Directors. To make it incumbent on the executive body (Tsivilev S.V.) to develop and to submit for the approval of the Board of Directors the Regulation of paying rewards and compensations to members of the members of the Board of Directors and the Auditing Committee of the Company. The execution term — August of the current year.

Voting results:
VOTING RESULTS:
YEA-6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 6.7 spoke: Dashevsky V.V.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To confirm the draft decisions of the Annual General Shareholders' Meeting on the items on the agenda (enclosed).

Voting results:
VOTING RESULTS:
YEA-6
NAY - no
ABSTAINED - no
DECISION IS TAKEN in the above stated wording.

On item № 6.8 spoke: Dashevsky V.V.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To confirm the form and the text of the ballot-papers for voting at the Annual General Shareholders' Meeting (enclosed).

Voting results:
VOTING RESULTS:
YEA - 6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 7 spoke: Ionushas V.V.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To confirm the report of the issuer for the 1st quarter of 2003 (enclosed).

Voting results:
VOTING RESULTS:
YEA- 6

NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 8.1 of the Section «Miscellaneous» «On confirmation of the previously committed transactions with motivation» spoke: Kovalkov V.V., Veprev A.A., Fedorov A.I.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To approve the previously committed transactions between Corporation «IRKUT» and CJSC AEROCOM:

- agreement dated 01 12.2001 for leasing the non-residential premises ;
- agreement dated 6.12.1999 on cooperation in the sphere of information technologies;
- agreement dated 7.04.2000 for supply of the equipment;
- agency agreement dated 10.09.2001 № 1 for the right to conclude the preliminary agreement for supply of autogiro A-002;
- agreement dated 30.11.2000 on partnership in the sphere of the regime (secrecy and security of information);
- agreement dated 1.12.200 of purchase-sale of the non-residential building;
- loan agreement dated 21.07.2000;
- loan agreement dated 19.11.2000.

Voting results:
VOTING RESULTS:
YEA-6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.
The General Director of Corporation «IRKUT» Kovalkov V.V. did not take part in the voting as a person concerned in commitment of the mentioned transactions.

Chairman of the Board of Directors — V.B.Bezverkhny

Open Joint-Stock Company
«Scientific-Production
Corporation «IRKUT»

MINUTES dated
May 22, 2003, №16
Of the Meeting of the Board of Directors
City of Irkutsk

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B.
WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors: Veprev A.A., Kobzev V.A., Kovalkov V.V., Fedorov A.I.,
Chichikov A.K., Tsivilev S.V.
Invited were: Vasilenko S.I., Volnov V.P., Ionushas V.V., Krivosheiy M.Yu, Malkov N.A., Rozhkov A.A., Rusakov P.P., Chirikov V.L.;

Secretary of the Meeting: Dashevsky V.V.

To take a decision on all items on the Agenda of the Meeting, the quorum has been

secured. Agenda of the Meeting:

1. Confirmation of the Concept of the social policy of Corporation «IRKUT».
Reporter: Chirikov V.L.
2. On the organization structure of Corporation «IRKUT».
Reporter: Chirikov V.L.
3. On preparation for the Annual General Shareholders' Meeting:

3.1. Confirmation of the regulations of holding the Annual General Shareholders' Meeting. Elections of the Presidium and the Secretary of the Annual General Shareholders' Meeting.
Reporter: V.V. Dashevsky

3.2.Summing up the results of the work on preparation of the Annual General Shareholders' Meeting.
Reporter: V.V. Ionushas

The Agenda of the Meeting has been confirmed unanimously.

On item № 1 spoke: Bezverkhny V.B, Chirikov V.L., Kovalkov V.V., Fedorov A.I., Chichikov A.K.

THE BOARD OF DIRECTORS DECIDED:
1. To confirm the «Concept of the social policy of Corporation «IRKUT» (enclosed).
2. The executive body (Kovalkov V.V.) shall develop and submit for approval the draft program of realization at IAZ the «Concept of the social policy of Corporation «IRKUT». The execution term – September 1, 2003.

Voting results:
VOTING RESULTS:
YEA-7

NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 2 spoke: Bezverkhny V.B, Fedorov A.I., Veprev A.A., Kovalkov V.V., Chirikov V.L., Kobzev V.A., Tsivilev S.V., Vasilenko S.I., Rozhkov A.A.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To confirm the Organization Structure, taking into consideration the comments and offers of the members of JSC "Scientific-Production Corporation «IRKUT», expressed in the discussion at the Meeting of the Board of Directors (enclosed).
2. The Executive body (Chirikov V.L.), according to the confirmed Organization Structure of Corporation «IRKUT», elaborate the Register of the normative base on the management system of Corporation. Taking into account the effective standards and regulations, to develop the Schedule of elaboration of the missing normative documents of the management system. The execution term - 5.06.2003.

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On items № 3.1 - 3.2 spoke: Fedorov A.I., Bezverkhny V.B., Dashevsky V.V., Chichikov A.K., Ionushas V.V, Kovalkov V.V.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To take into consideration the information about the work on preparation to holding the Annual General Shareholders' Meeting.
2. To confirm the regulations of holding the General Shareholders' Meeting (enclosed).
3. To elect the Presidium of the Annual General Shareholders' Meeting, consisting of 3 people: Chairman of the Board of Directors Bezverkhny V.B and the President Fedorov A.I., General Director Kovalkov V.V.
4. To elect Dashevsky V.V., the Corporate Secretary, the Secretary of the Annual General Shareholders' Meeting.

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Chairman of the Board of Directors V.B.Bezverkhny

OPEN OPEN-JOINT
COMPANY
«SCIENTIFIC-
PRODUCTION
«IRKUT»

MINUTES dated 23 May,
2003, № 1 of the Meeting of
the Board of Directors, City
of Irkutsk

The Meeting WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors, elected by the Annual General Shareholders' Meeting dated 23.05.2003.: Bezverkhny V.B., Boev V.V., Demchenko O.F., Kobzev V.A., Kovalkov V.V., Ponomarey A.K., Fedorov A.I., Tsivilev S.V., Chichikov A.K.; invited were: Secretary of the Meeting Dashevsky V.V.

To take a decision on all items of the Agenda of the Meeting, the quorum has been secured.

Agenda of the Meeting:
1. Elections of the Chairman at this Meeting of the Board of Directors.
Information of Fedorov A.I.
2. Elections of the Chairman of the Board of Directors.
Information of Fedorov A.I.
3. Elections of the Deputies Chairman of the Board of Directors.
Information of Bezverkhny V.B. B.B.
4. On measures on realization of the decision of the Annual General Shareholders' Meeting on item№ 3 of the Agenda «On confirmation of the new edition of the Charter of JSC«Scientific-Production Corporation «IRKUT» in the part of changing the location of the Company and opening a branch in the City of Irkutsk.
Reporter: Fedorov A.I.
5. Summing up the results of the work on holding the Annual General Shareholders' Meeting.
Reporter: Bezverkhny V.B
6. About the Extraordinary General Shareholders' Meeting.
Reporters: Tsivilev S.V.. Dashevsky V.V.

The Agenda of the Meeting has been confirmed unanimously.
On item № 1 spoke: Fedorov A.I.
THE BOARD OF DIRECTORS HAS DECIDED:
1.To assign the President Fedorov A.I. the Chairman at this Meeting.

VOTING RESULTS:
YEA-9
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 2 spoke Fedorov A.I.
THE BOARD OF DIRECTORS HAS DECIDED:
1. To elect Bezverkhny V.B. the Chairman of the Board of Directors.

VOTING RESULTS:
YEA - 8
NAY - no
ABSTAINED - 1 (Bezverkhny V.B.)
THE DECISION IS TAKEN in the above stated wording.

On item № 3 spoke: Fedorov A.I.
THE BOARD OF DIRECTORS HAS DECIDED:
1. To elect the Directors: Demchenko O.F., Chichikov A.K. as Deputies Chairman of the Board of Directors.

VOTING RESULTS (the voting was performed for each candidacy separately):
YEA-8
NAY - no
ABSTAINED - Chichikov A.K. (while voting for his candidacy), Demchenko O.F. (while voting for his candidacy).
THE DECISION IS TAKEN in the above stated wording.

On item № 4 spoke: Fedorov A.I.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To make it incumbent on the executive body (Bezverkhny V.B.) to develop and submit for the approval of the Board of Directors of the Company the Complex Plan of measures on implementation of the actions, related to the change of the location of Corporation «IRKUT» and opening of the branch in the City of Irkutsk. The Plan of the measures shall be submitted for the approval of the Board of Directors. The execution term – June 10, 2003.
2. To establish the registration term of the new wording of the Charter of the Company, starting from November 1, 2003.
3.The executive body (Tsivilev S.V.) shall timely carry out the necessary work with the tax bodies, banks – creditors of the Company on explanation the essence of the changes to be introduced to the Charter of the Company and reorganization in relation to it of the business accounting system in Corporation for provision of the timely transition of the tax registration of the Company at the new location thereof and non-admission of disruptions in the financial activity of the Company.

VOTING RESULTS:
YEA -9
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 5 spoke: Bezverkhny V.B.
THE BOARD OF DIRECTORS HAS DECIDED:
1. To accept the information about the results of the work on preparation and holding the Annual General Shareholders' Meeting.

VOTING RESULTS:
YEA - 9
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 6 on the Extraordinary General Shareholders' Meeting spoke: Tsivilev S.V., Dashevsky V.V.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To hold the Extraordinary Shareholders Meeting of the Open Joint-Stock Company «Scientific-Production Corporation «IRKUT» in the form of the absentee ballot.
2. To determine the date of drawing up a list of the persons, entitled to participate, at the Extraordinary General Shareholders' Meeting – June 4, 2003.
3. To confirm the agenda of the Meeting: **«On increase of the total crediting limit in the RF Sberbank up to the amount, equivalent to 413 million US dollars».**
4. To confirm the date and time of completion of acceptance (handing over) of filled-in ballot-papers for voting - July 16, 2003, 17-00 local time.
5. To confirm the «Order of informing about the Annual General Meeting of shareholders of Corporation «IRKUT», a list of the information items and the order of submission thereof to the participants of the Extraordinary General Shareholders' Meeting» (enclosed).
6. To confirm the form and text of the ballot-papers for voting at the Extraordinary General Shareholders' Meeting on the Agenda (enclosed).
7. To confirm the following draft decision of the Meeting:
«To permit the executive body to increase the total crediting limit of execution of Commission Agreement № RB535611031077-2572 dated 20.12.1996 and financing the current activity in the RF Sberbank in the amount, equivalent to 413 million US dollars, in Rubles as per the rate of the bank of Russia as of the credit amounts granting dates. For this purpose:
   1. **To extend Agreements on opening the nonrenewable credit line № 2586 dated 06.06.2001 and № 2229/2745-6 dated 05.04.2002, concluded with the Russian Sberbank, to March 31, 2004;**
   2. **To approve conclusion of the Agreement on opening the nonrenewable credit line № 2991 dated 06.06.2003 with the Russian Sberbank on the conditions of the Bank».**
8. To confirm the following mailing address, at which the shareholders can forward (hand over) filled-in ballot-papers for voting: 664020, City of Irkutsk, Novatorov Str., h. 3. (for CJSC «Single Registrar» (Irkutsk branch).
9. To confirm the Plan of measures on preparation and holding of the Meeting and the Estimate of expenditures on preparation and holding of the Meeting in the amount of 139 306 (One hundred thirty nine thousand three hundred six) Rubles (enclosed).

10. To confirm Dashevsky V.V., Head of the Business Management Department as the Secretary of the Meeting.
11. To confirm the date of summing up the results of the absentee ballot – July 1 7, 2003.

VOTING RESULTS:
YEA - 9
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Chairman of the Meeting **A.I. Fedorov**

OPEN JOINT-STOCK COMPANY
«SCIENTIFIC-PRODUCTION
CORPORATION «IRKUT»

MINUTES dated July 3, 2003 №
2 of the Meeting of the Board of
Directors, City of Moscow.

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B. WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors: Boev V.V., Demchenko O.F., Efanov A.G., Klementyev A.N., Kobzev V.A., Kovalkov V.V., Ponomarev A.K., Fedorov A.I., Tsivilev S.V., Chichikov A.K. Secretary of the Meeting – Corporate Secretary Dashevsky V.V.

To take the decision on all items on the Agenda of the Meeting, the quorum has been secured.

Agenda of the Meeting:
On drawing a credit at Moscow People's Bank Limited (Singapore branch) for the total amount of 50 (Fifty) mln. US dollars.

The Agenda of the Meeting has been confirmed unanimously.

On the item of the Agenda spoke: Tsivilev S.V.
THE BOARD OF DIRECTORS HAS DECIDED:
1.To give consent to the executive body of the Company to draw a credit in Moscow People's Bank Limited for the total amount of 50.000.000 (Fifty million) US dollars for the term to «30» November 2005 on the conditions of paying interests at the rate of up to 9% annually.
2. To assign to the Senior Vice-President Tsivilev S.V. to sign the Credit Agreement with Moscow People's Bank Limited, pursuant to the terms and conditions of p.1. of this Decision of the Board of Directors.

VOTING RESULTS:
YEA-11
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Chairman of the
Board of Directors — V.B.Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №11
January 17, 2004
of the meeting of Board of Directors
Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- Members of Board of Directors V.V. Boyev, O.F. Demchenko , V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
- Chief executives of Irkut Corporation: V. L. Chirikov, S. K. Smekhov

Secretary: V.V. Dashevsky
There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. On the branch and representative office of Irkut Corporation
Speaker: V.L. Chirikov
2. On approve S. K. Smekhov in the position of Chief Accountant of Irkut Corporation.
Speaker: S.V. Tsivilev

The agenda was approved unanimously.

Speaker on issue № 1: V.L. Chirikov
BOARD OF DIRECTORS DECIDED:
According to the decision by the extraordinary General Shareholders' Meeting (Minutes from 16.01.2004 № 19) to make the following changes in the decisions previously passed by Board of Directors of Irkut Corporation (Minutes from 24.04.2003 №15):

1. To postpone the date of opening the branch of Irkut Corporation in city of Irkutsk from November 1, 2003 to January 17, 2004.
2. To postpone the date of closing the representative office of Irkut Corporation in Moscow from November 1, 2003 to January 17, 2004.

Results of the voting:
FOR -9
AGAINST -0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 2: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve Mr. S. K. Smekhov in the position of Chief Accountant of Irkut Corporation.

Results of the voting:
FOR -9
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Chairman of Board of Directors V.B. Bezverkhny

Speakers on issue № 7: A.I. Fedorov, A.K. Chichikov
BOARD OF DIRECTORS DECIDED :

1. To give the executive board permission to act as the title founder of professional football club "Zvezda" (Irkutsk) and sign the appropriate foundation documents.
2. The executive board (S.V. Tsivilev) shall provide for 2004 funding for participation of Irkut Corporation in activity of professional football club "Zvezda" in the amount of 30 million rubles, including payment of Irkut Corporation's share in the club's authorized capital.

Results of the voting:
FOR -10
AGAINST -0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors

V.B. Bezverkhny

Open Joint-Stock Company «Scientific-Production Corporation «IRKUT»

MINUTES dated 26.03.2003 № 14 of the Meeting of the Board of Directors, City of Moscow

The Meeting is presided by of Deputy Chairman of the Board of Directors Chichikov A.K.
WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors: Veprev A.A., Kobzev V.A., Kovalkov V.V., Klementyev A.N., Fedorov A.I., Tsivilev S.V.;
Invited were: Ionushas V.V., Krivosheiy M.Yu., Fedorova E.L., Chirikov V.L.,

Secretary of the Meeting: Dashevsky V.V.

To take decisions on all items of the Agenda of the Meeting, the quorum has been secured.

Agenda of the Meeting:

1. On formation of the Plan of management the expenditures of Corporation «IRKUT» for 2003.
2. On the letter of the member of the Board of Directors Klementyev A.N. on the issues of mutual relations of JSC «OKB «Sukhoi» and Corporation «IRKUT» (enclosed).
   Information of Fedorov A.I., Klementyev A.N.
3. On convocation of the Annual General Shareholders' Meeting of Corporation «IRKUT».
   Information of: Dashevsky V.V., Ionushas V.V.
4. On the Auditor of Corporation «IRKUT».
   Reporter: Tsivilev S.V.
5. Miscellaneous.

On the social policy of Corporation «IRKUT».

The Agenda of the Meeting has been confirmed unanimously.

On item №1 spoke: Kobzev V.A., Kovalkov V.V., Klementyev A.N., Fedorov A.I., Tsivilev S.V., Chichikov A.K.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To confirm the directive characteristics for 2003 on reduction of the expenditures of Corporation «IRKUT».
2. To make it incumbent on the executive body (Kovalkov V.V.) to develop, on the confirmed basis, characteristics of the expenditures reduction for 2003 and to submit for the approval to the Board of Directors the Plan of management of the expenditures of Corporation «IRKUT» for 2003. The execution term-1.07.2003.

Voting results:
VOTING RESULTS:

YEA - 7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 2 spoke: Fedorov A.I., Klementyev A.N.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To make it incumbent on the executive body (Fedorov A.I.) carry out talks, in the near future, on settling issues in the mutual relations with AVPK «Sukhoi», including items, stated in the letter of the member of the Board of Directors Klementyev A.N. dated 17.02.03 № 1603-12/220.

Voting results:
VOTING RESULTS:
YEA - 7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above mentioned wording.

On item № 3 spoke: Dashevsky V.V., Ionushas V.V., Chichikov A.K., Fedorov A.I., Tsivilev S.V., Chirikov V.L., Kobzev V.A., Kovalkov V.V.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To hold the Annual General Shareholders' Meeting with the preliminary forwarding ballot-papers for voting (hereinafter referred to as the "Meeting") of the Open Joint-Stock Company «Scientific-Production Corporation «IRKUT» (hereinafter referred to as the "Company") May 23, 2003, in DK of Yu.A. Gagarin, situated at the address: 664020, City of Irkutsk, Makarenko Str., h. 6.
   The beginning of the work of the Meeting: 14-00 local time. Filled in ballot-papers can be forwarded at the address: 664020, City of Irkutsk, Novatorov Str., h. 3. (for CJSC «Single Registrar» (Irkutsk branch).
2. To determine the date of drawing up the list of the persons, entitled to take part in the Meeting – 4 April 2003.
3. To confirm the Agenda of the Meeting:

1). Confirmation of the annual report, annual financial statements, including the profit and loss statement (profit and loss accounts), as well as the profit distribution, including payment (announcement) of dividends;

2). Election of members of the Board of Directors of the Company;

3). Election of members of the Audit Commission of the Company;

4). Confirmation of the Auditor of the Company;

5). Confirmation of changes and additions to the Charter of the Company (new edition);

6). Confirmation of the «Regulation on the General Shareholders' Meeting «Scientific-Production Corporation «IRKUT»;

7). Confirmation of the «Regulation on the Board of Directors of the Open Joint-Stock Company «Scientific-Production Corporation «IRKUT»;

8). Confirmation of the «Regulation on the Audit Commission of the Open Joint-Stock Company «Scientific-Production Corporation «IRKUT»;

9). Confirmation of the «Regulation on the President of the Open Joint-Stock

Company «Scientific-Production Corporation «IRKUT»;

10). Confirmation of the «Code of the corporate conduct of the Open Joint-Stock Company «Scientific-Production Corporation «IRKUT».

4. The Business Management Department (Dashevsky V.V.) shall request (in writing) from the candidates, nominated by the shareholders for election to the Board of Directors and the Audit Commission of the Company, their consent to be elected, as well as provide the following information about themselves:
   - the year of birth;
   -education;
   -places of work and positions for the last 5 years, including pluralistically. In case of failure to provide such information prior to the date of holding the Meeting, the Business Management Department shall provide the related information in the materials about the candidates.
5. In case if a candidate refuses (in writing) (p. 4) from being elected to the bodies of the Company, the Business Management Department (Dashevsky V.V.) shall inform, in writing, the shareholders, who have nominated these candidates, about their decision, and provide the related information in the materials about the candidates for election in the bodies of the Company.
6. To confirm the order of informing about the Meeting of the Company, the list and the order of provision of the information for the participants of the Meeting (enclosed).
7. To confirm the «Plan on preparation and holding the Annual General Shareholders' Meeting of Corporation «IRKUT» (enclosed).
8. To confirm the «Estimate of expenditures on preparation and holding the Annual General Shareholders' Meeting of Corporation «IRKUT» May 23, 2003» in the amount of 394 333 Rbl. and to make it incumbent on the Vice-President Tsivilev S.V. provision of financing of the works, mentioned therein.
9. To form a work group to draw up a report of the Company according to the requirements of the Federal Commission for the Securities Market dated 31.05.02 under № 17/ps «On confirmation of the Regulation on additional requirements to the order of preparation, convocation and holding the General Shareholders' Meeting» and dated 7.02.03 «On introduction of changes and additions to the Regulation about additional requirements to the order of preparation, convocation and holding the General Shareholders' Meeting» and the internal documents of the Company, consisting of:

   Fedorov A.I., Head;

   Bezverkhny V.B. (responsible for preparation of the block of execution of the development plans of the Company and the work of the Board of Directors);

   Tsivilev S.V. (responsible for preparation of the financial-economic block)

   Kovalkov V.V. (responsible for preparation of the block of the production-economic activity);

   Chirikov V.L. (responsible for preparation of the block of the corporate development and compliance with the Code of corporate conduct);

   Chichikov A.K. (responsible for the block of the social development of the Company);

   Dashevsky V.V. (responsible for preparation of the block of the analysis of execution of the work plan of the Board of Directors and the decisions, taken by the Board of Directors); Ionushas V.V. (responsible for preparation of the block of the analysis of the work with the shareholders and compliance with the decisions of the General Shareholders' Meeting).

   The Head of the Work Group Fedorov A.I. shall submit to the Board of Directors for the preliminary confirmation the Report of the Company by the next Meeting of the Board of Directors.

   To assign to the Corporate Secretary of the Company coordination of the works on

collection of the information materials from the members of the Work Group.

10. The executive body (Chirikov V.L.) before 5.04.2003 shall prepare for forwarding to the members of the Board of Directors for their approval drafts of the changes and additions to the Charter of the Company and drafts of the internal documents of the Company and, taking into consideration the comments and offers received from them, submit them for the preliminary confirmation by the next meeting of the Board of Directors.
11. Because of the impossibility to comply by the Auditor of the Company CJSC "PRICE WATERHOUSE COOPERS AUDIT" with its obligations, to assign the general Director Kovalkov V.V. to enter into an agreement with "Auditor" Ltd. on preparation of the Audit Conclusion on the annual financial statements of the Company.

THE BOARD OF DIRECTORS DECIDED:

1. To recommend that the Meeting should confirm "Auditor" Ltd. (City of Irkutsk) as the auditor of the Company.
2. To make it incumbent on the executive body (Tsivilev S.V.) to prepare information materials for the Shareholders of the Company – participants of the Meeting on grounding the assignment of this Company as the Auditor of the Company. The term – April 5, 2003.
3. To assign to the executive body (Tsivilev S.V.) to conclude with «Auditor» Ltd. an agreement on the auditor service and submit, according to Clause 14.11 of the Charter of the Company for approval of the Board of Directors, the payment amount for its services. The execution term-24.04.03.

Voting results:

VOTING RESULTS:

YEA-7

NAY - no

ABSTAINED - no

THE DECISION IS TAKEN in the above stated wording.

On the item of the Section «Miscellaneous» about the social policy of Corporation «IRKUT» spoke: Fedorov A.I., Tsivilev S.V., Chichikov A.K., Dashevsky V.V., Ionushas V.V., Kobzev V.A., Kovalkov V.V.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To consider development of Corporation «IRKUT» and formation it as a socially oriented company as one of the main strategic tasks.
2. To make it incumbent on the executive body (Chirikov V.L.) to develop and submit for confirmation by the next Meeting of the Board of Directors:
   the concept of the social program on formation of Corporation «IRKUT» as a socially oriented company;
   the draft social package, complying with the tasks of creation of a socially oriented company and actual possibilities of Corporation «IRKUT».
3. To assign to the Head of the Press Sector Fedorova E.L. to provide the information support of the mass media, including those of Irkutsk Region, of the work of the executive body of Corporation «IRKUT» on turning Corporation into a socially oriented Company.

4. To extend for 2003 the «Regulation on rendering the material assistance to not working pensioners, retired from JSC «Corporation «IRKUT», confirmed by the Board of Directors as of 09.02.00, Minutes № 8.
5. To apply with a petition to the Governor of Irkutsk Oblast Govorin B.A. on awarding of employees of OJSC «Scientific-Production Corporation «IRKUT» of state awards.

Order «For services for the Motherland», IV degree
Fedorov Alexey Innokentyevich — President of JSC "Scientific-Production Corporation "IRKUT".

Medal of the Order «For services for the Motherland», 1 degree Motyck Nikolay Semenovich – assembling fitter
Gabidulin Alexandr Nikolaevich - grinder
Selekh Olga Anatolyevna – house-painter
Razdobreev Georgy Ivanovich – tool-maker

Honorary title «Honored Machine-Builder of the RF»
Vasilenko Sergey Ivanovich – Production Director
Golyno Alexandr Nikolaevich – mechanical engineer
Perepechina Valentina Vasilyevna – Head of Technical Bureau
Aparin Alexandr Stepanovich – radio engineer
Kulikov Victor Leonidovich – electronical engineer
Balk Alexandr Samuilovich – Deputy Technical Director on special equipment
Galanov Anatoly Alexandrovich — lathe operator

Honorary Title «Honored Power Engineer of the RF» Utin Alexandr Nikolaevich - electrician

Honorary Title «Honoured Metallurgist of the RF»
Kozmin Pavel Moiseevich — Head of the Metallurgical Production

Honorary Title «Honoured Designer of the RF»
Mirochnik Vladimir Davidovich – leading specialist of the Construction Department
Sekhatskikh Nikolay Alexandrovich – engineer-constructor

Voting results:
YEA - unanimously

Open Joint-Stock Company
«Scientific-Production
Corporation «IRKUT»

MINUTES dated
24.04.2003 №15
of the Meeting of the Board of Directors,
City of Irkutsk

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B.

WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors: Veprev A.A., Kobzev V.A., Kovalkov V.V., Fedorov A.I.,
Chichikov A.K.
Invited were: Vasilenko S.I., Volnov V.P., Eliseev D.A., Ivanova N.V., Ionushas V.V., Krivosheiy M.Yu., Malkov N.A., Rozhkov A.A., Rusakov P.P., Chirikov V.L., Yakushev P.P.,

Secretary of the Meeting: Dashevsky V.V.

To take a decision on all items of the Agenda of the Meeting, the quorum has been secured.

Agenda of the Meeting:

1. On the social policy of Corporation «IRKUT» for 2003 - 2004.

Reporters: Bezverkhny V.B.,
Chirikov V.L.

2. On changing the location of Corporation «IRKUT».

Reporter: Fedorov A.I.

3. On confirmation of the «Regulation on the Representation Office of Corporation «IRKUT» in Moscow».

Reporter: Chirikov V.L.

4. On closing the Representation Office in the City of Moscow and creation of the branch in the City of Irkutsk.

Reporter: Chirikov V.L.

5. Consideration of the comments and offers, received from the members of the Board of Directors on the drafts of the internal documents. Preliminary confirmation of the following documents: «Charter of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2003.)», «Regulation on the General Meeting of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), «Regulation on the Board of Directors of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), «Regulation on the Audit Commission of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003), «Regulation on the President of JSC«Scientific-Production Corporation «Irkut» (edition as of 2003), «Code of the Corporate Conduct of JSC «Scientific-Production Corporation «Irkut» (edition as of 2003).

Reporters:
Bezverkhny V.B., Yakushev P.P.

6. Issues of preparation for holding the Annual General Shareholders'

Meeting: 6.1.Preliminary confirmation of the following materials:
6.1.1. Annual report of Corporation «IRKUT» for 2002, including:
- analysis of the results of the development of Corporation in 2002;
- elaboration of the strategy of development for 2003.

Reporter: Fedorov A.I.

1.2. Corporation «Irkut»Financial Statements for 2002, including:
- profit and loss statement for 2002:
- distribution of the profit and losses for 2002;
- payment of dividends for 2002.

Reporters:

Eliseev D.A., Rozhkov A.A.

6.2. On conclusion of the Audit Commission of Corporation «IRKUT».

Reporter Ivanova N.V.

6.3. On Auditors report on Corporation "IRKUT" Financial Statements for 2002.

Reporter: Eliseev D.A.

6.4. Confirmation of the Report of the Board of Directors for 2002.

Reporter: Bezverkhny V.B.

6.5. Confirmation of the report of using the funds of the Company (reserve and development).

Reporter: Eliseev D.A.

6.6. Confirmation of the report of compliance with the Code of Corporate Conduct for 2002.

Reporter: Chirikov V.L.

6.7. On the drafts decisions on the items on the agenda of the Annual General Shareholders' Meeting.

Information: Dashevsky V.V.

6.8. Confirmation of the form and text of the ballot-papers for voting.

Reporter: Dashevsky V.V.

7. Confirmation of the report of the issuer for the 1st quarter of 2003.

Information: Ionushas V.V.

8. Miscellaneous.

8.1. On confirmation of the previously committed transactions with motivation.

Information: Kovalkov V.V.

The Agenda of the Meeting has been confirmed unanimously.

On item № 1 spoke: Bezverkhny V.B., Chirikov V.L., Kobzev V.A., Kovalkov V.V., Fedorov A.I., Chichikov A.K., Rozhkov A.A., Krivosheiy M.Yu., Chichikov A.K., Veprev A.A.,Volnov V.P.

THE BOARD OF DIRECTORS HAS DECIDED

1. To accept as the basis the submitted Concept of the social policy of Corporation «IRKUT». The executive body, jointly with the press-service, shall carry out a related campaign in the mass media, including the mass media of Irkut Region, on presentation of this Concept.

2. To assign the executive body (Chirikov V.L.), as per the results of the performed discussion and taking into account the materials, elaborated by the group of Volnov V.P., to introduce the related changes and additions to the Concept.

3. To assign the executive body (Chirikov V.L.) to submit for approval of the Board of Directors 22 May, 2003, the final version of the Concept of the social policy of Corporation «IRKUT».

VOTING RESULTS:
YEA - 6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №2 spoke: Fedorov A.A., Bezverkhny V.B., Chirikov V.L.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To determine that the location of the Company and the executive body thereof, starting from 1 November, 2003, shall be: 129626, City of Moscow, Novoalekseevskaya Str., h. 13, structure 1.

Voting results:
VOTING RESULTS:
YEA - 6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above
mentioned wording.

On the №3 item spoke: Chirikov V.L., Fedorov A.I., Kovalkov V.V., Bezverkhny V.B.

THE BOARD OF DIRECTORS DECIDED:
1. Toconfirm the«Regulation on the Representation Office of JSC "Corporation «IRKUT» in the City of Moscow» (enclosed).

VOTING RESULTS:
YEA - 6
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN IN the above stated wording.

On item № 4 on opening a branch of Corporation «IRKUT» in the City of Irkutsk spoke: Chirikov V.L., Fedorov A.I., Bezverkhny V.B.

THE BOARD OF DIRECTORS HAS DECIDED:
1.To open a branch of Corporation «IRKUT» in the City of Irkutsk, starting from 1

Open Joint-Stock Company «Scientific-Production Corporation «IRKUT»

MINUTES dated 15.02.2003 №12 of the Meeting of the Board of Directors, City of Irkutsk

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B.

WAS ATTENDED BY (in alphabetical order):
Members of the Board of Directors: Veprev A.A., Kobzev V.A., Kovalkov V.V., Fedorov A.I., Tsivilev S.V., Chichikov A.K;
Invited were: Vasilenko S.I., Volnov V.P., Ivanova N.V., Ionushas V.V., Krivosheiy M.Yu., Malkov N.A., Rusakov P.P., Rozhkov A.A., Sheshukov E.V., Chirikov V.L.;
Secretary of the Meeting: Dashevsky V.V.

To take a decision on all items of the Agenda of the Meeting, the quorum has been secured.

Agenda of the Meeting:

1. Summing up the execution of the budget of Corporation «Irkut» for 2002. On the budget of Corporation «Irkut» for 2003.

Reporter – Tsivilev S.V.

2. On the main approaches to form the social package and the collective agreement for 2003-2004.

Reporter – Chirikov V.L.

3. On the work plan of the Board of Directors of Corporation «Irkut» for 2003.

Reporter – Bezverkhny V. B.

4. On financing the programs of Corporation «Irkut»: preparation of human resources, rendering the material assistance to pensioners, sponsor assistance to the Rehabilitation Center «Irkut».

Reporter - Chichikov A.K.

5. On report of the issuer for the 4th quarter of 2002.

Reporter – Ionushas V.V.

6. Miscellaneous:
   - 6.1. Determination of the price (pecuniary valuation) of the rights (claims) to the monetary means in the foreign currency, amounting to 69 000 000,00 (Sixty nine million) US dollars from the total sum of the monetary means due to the Depositor under Commission Agreements №R/235611251325-310007 dated 12.02.2003, №R/235611251327-310009 dated 12.02.2003, to be deposited to AKB «ROSBANK».
   - 6.2. Approval of Credit Agreement №VK/020/03 dated 14.02.03 concluded with AKB «ROSBANK».
   - 6.3. Approval of Deposit Agreement №ZL/032/03 dated 14.02.03concluded with AKB «ROSBANK».

Reporter - Tsivilev S.V.

On item №1 spoke: Tsivilev S.V., Fedorov A.I., Bezverkhny V.B., Veprev A.A., Kobzev V.A., Chichikov A.K; Vasilenko S.I.. Rozhkov A.A., Krivosheiy M.Yu., Malkov N.A., Sheshukov E.V.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To take into consideration the information on the budget execution of Corporation

«Irkut» for 2002. To make it incumbent on the executive body (Belov A.G.) submission to the Board of Directors the materials on formation of the lucrative part of the budget of Corporation «Irkut» for 2002 according to the license program, with indication of the reasons for under-financing of the project. To confirm the budget of Corporation «Irkut» for 2003 (enclosed).
The executive body shall be granted the right to draw credits according to the budget of Corporation «Irkut» for 2003 in the scope of 330 mln. US dollars. The executive body (Tsivilev S.V.) shall develop directive characteristics of reduction of the expenditures for the purpose to provide execution of the budget indices of Corporation «Irkut» for 2003, as well as take measures on decreasing the cost of serving the credit portfolio. The execution term: March 2003.

5. The executive body (Tsivilev S.V.), General Director Kovalkov V.V., taking into account the established directive on reduction of the expenditures and the budget characteristics of Corporation «Irkut» for 2003 shall develop and submit for the next Meeting of the Board of Directors (March – beginning of April 2003) the Plan of Measures of Corporation "Irkut" on reduction of the expenditures for 2003.
6. The executive body (Fedorov A.I.) shall form the Budget-Investment Committee on consideration of projects to be financed out of the extra-budget fund of Corporation, and confirm the work order thereof.
7. The executive body (Tsivilev S.V.) shall allocate to CJSC «BETA IR» a purpose loan in the amount of 11.5 mln. US dollars, out of them 1.5 mln. US dollars – for carrying out marketing measures on the Project BE-200RR and 10 mln. US dollars – for completion of OKR on the basic model BE-200 CHS.

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN IN THE ABOVE STATED WORDING.

On item № 2 spoke: Chirikov V.L., Chichikov A.K; Fedorov A.I., Bezverkhny V.B., Veprev A.A., Kobzev V.A., Vasilenko S.I., Rozhkov A.A., Tsivilev S.V.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To approve the submitted model of re-structuring of the social package, providing a transition to addressing of social benefits and allowances to the employees of Corporation «Irkut», taking into consideration their contribution to the work of Corporation.
2. The Commission on elaboration of the Collective Agreement (Head from the executive body - Chichikov A.K.) shall carry out talks with the trade union committee of Corporation on bringing the main approaches of the social package re-structuring, confirmed by the Board of Directors, and provide their realization, while forming the Collective Agreement for 2003.
3. The Commission on elaboration of the Collective Agreement (Head from the executive body - Chichikov A.K.) shall take into consideration, while developing the Collective Agreement for 2003, the comments and offers, received from the services and units of Corporation on the Collective Agreement.
4. The executive body (Bezverkhny V.B.) shall elaborate and submit for confirmation of the Board of Directors the Plan of measures on introduction of new mechanisms of motivation of the personnel. The execution term - May 2003.

Voting results:
VOTING RESULTS:
YEA - 7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №3 spoke: Bezverkhny V.B., Fedorov A.I., Tsivilev S.V.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To confirm the Plan of the work of the Board of Directors for 2003, taking into consideration the expressed comments, additions and changes (enclosed).
2. The Chairman of the Board of Directors (Bezverkhny V.B.) shall provide realization of this Plan and intensify the control over the execution thereof.

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 4 spoke: Chichikov A.K., Rozhkov A.A., Fedorov A.I., Tsivilev S.V..

THE BOARD OF DIRECTORS HAS DECIDED:
The executive body (Tsivilev S.V., Kovalkov V.V.) shall provide allocation of monetary means and rendering services for realization of the following programs of Corporation «Irkut» in 2003:

preparation of human resources (in higher and specialized secondary education institutions) - according to the approved budget of Corporation «Irkut» for 2003;
rendering the material assistance to pensioners - 2 300 000 Rubles (allowances for the 4th quarter of 2002);
sponsor assistance to the Rehabilitation Center «Irkut» - shall be rendered in the form of services for the amount not exceeding 100 thousand Rubles.

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №5 Ionushas V.V. spoke.

THE BOARD OF DIRECTORS HAS DECIDED:
To confirm the issuer's report for the 4th quarter of 2002.

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Tsivilev S.V. spoke on the item about determining the price (pecuniary valuation) of the rights (claims) to the monetary means in the foreign currency in the amount of 69 000 000,00 (Sixty nine million) US dollars from the total sum of the monetary means, due to the Depositor under Commission Agreements № R/235611251325-310007 dated 12.02.2003, № R/235611251327-310009 dated 12.02.2003, to be mortgaged to AKB «ROSBANK».

THE BOARD OF DIRECTORS HAS DECIDED:
To appraise the rights (claims) to the monetary means in the foreign currency in the amount of 69 000 000,00 (Sixty nine million) US dollars from the total sum of the monetary means, due to the Depositor under Commission Agreements № R/235611251325-310007 dated 12.02.2003, № R/235611251327-310009 dated 12.02.2003, to be mortgaged to AKB «ROSBANK», proceeding from their market cost, amounting to 2 183 850 000,00 (Two billion one hundred eighty three million eight hundred fifty thousand) Rubles.

Voting results:
VOTING RESULTS:
YEA -7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Tsivilev S.V. spoke on the item about approval of Credit Agreement № VK/020/03 dated 14.02.03, concluded with AKB «ROSBANK».

THE BOARD OF DIRECTORS HAS DECIDED:
1. To approve Credit Agreement № VK/020/03 dated 14.02.03, concluded with AKB «ROSBANK», the essential conditions of which shall be as follows:
the credit amount - 60 000 000,00 (Sixty million) US dollars;
the credit term - to 02.08.2004;
the interests amount for using the credit - 11 % annually.

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

7. To approve Presidium of the Meeting of 3 persons: V.B. Bezverkhny (Chairman of Board of Directors); V.V. Kovalkov (Senior Vice-president, Irkut Corporation), A.I. Fedorov (President, Irkut Corporation).
8. To appoint V. V. Dashevsky, the corporate secretary, secretary of the Meeting.
9. To approve the Meetings procedure (attached).
10. To charge S.V. Tsivilev with reporting on the agenda on behalf of the executive body of Irkut Corporation.

Results of the voting:
FOR - 9
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors

V.B. Bezverkhny

Results of the voting:
FOR - 10
AGAINST - 0
ABSTAINED - 0.
DECISION IS PASSED in the above-mentioned wording. '

Speaker on issue №6 S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:

1. To issue the warranty for Oditers LTD to ROSBANK on the credit deal with the following key terms:
   - credit amount - 60 000 000.00 (Sixty Million) of US dollars;
   - the credit provided within the credit line is to be repaid – 15/01/2004;
   - interest rate - 10% annual;
   - Irkut Corporation is responsible for execution of pledges Oditers LTD on the credit deal before ROSBANK in the same measure as Oditers LTD;
   - Oditers LTD shall transfer as guarantee to Irkut Corporation 12,0% of shares of Irkut Corporation;
   - Irkut Corporation bears solidary responsibility with Oditers LTD before ROSBANK by the pledges on the mentioned credit deal.
2. Evaluation of price of legal claims to assets in foreign currency in the sum of 69 000 000.00 (Sixty nine million) US dollars, due to Irkut Corporation by Commission Contracts №P/235611231327-310007 of 14/02/2003, №P/235611251325-310009 of 14/02/2003, to be deposited at ROSBANK, on the basis of their market value of 2 000 000 000.00 (Two billion) rubles.
3. Conclusion of the credit deal between Open Joint Stock Company "Scientific Production Corporation "Irkut" and ROSBANK with the following key terms:
   - credit amount - 60 000 000.00 (Sixty Million) of US dollars;
   - the credit provided within the credit line is to be repaid – 01/07/2004;
   - interest rate – 9.5 % annual.

4. Conclusion of the contract of the pledge between Open Joint Stock Company "Scientific-Production Corporation "Irkut" and ROSBANK with the following key terms:
   - the subject of the pledge – the legal claims to assets in foreign currency in the amount of 69 000 000,00 (Sixty nine million) US dollars, due to Irkut Corporation by Commission Contracts №P/235611231327-310007 of 14/02/2003, №P/235611251325-310009 of 14/02/2003,
   - the worth of the object of the pledge estimated in accordance to financial statements is 2 000 000 000.00 (Two billion) rubles;
   - the parties to the Contact of the pledge made the evaluation of the object of the pledge in the amount 2 000 000 000.00 (Two billion) rubles;
   - Evaluation of the object of the pledge by the parties to the Contact, made with regard to pecuniary valuation (price), set by the decision of Board of Directors - 2 000 000 000.00 (Two billion) rubles;
   - the object of the pledge will be in Irkut Corporation' use;
   - Irkut Corporation will conclude the contract of the pledge with ROSBANK to secure its pledges, ensuing from the Credit agreement, key terms of which are mentioned above.

Results of the voting:
FOR-10
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

- Audit, Information and Shareholders Relations Committee: V.B. Bezverkhny, (Chairman), A.K. Chichikov , V.L. Chirikov;
- Entrust functions of Committee for Rewards and Appointments on Chairman of Board of Directors V.B. Bezverkhny

6. To charge Chairmen of Committees of Board of Directors jointly with the executive board (V.L. Chirikov) to development draft Regulations on Committees of Board of Directors and submit them for approval by of Board of Directors. Date of performance – February, 2004.
7. To approve as the basis the Regulation for the Executive Committee (Board) of Irkut Corporation and Order of working of the Executive Committee (attached) and charge the executive board (A.I. Fedorov) with regard to the past discussion, to prepare the draft Regulation for the Executive Committee and Order of working of the Executive Committee to be submitted at the meeting of Board of Directors for further approval, according to the order, acting in the company.
8. To approve as the basis the draft Contract with member of Board of Directors (attached) and charge the executive board (V.L. Chirikov) to prepare the draft Contract for further submission and approval, according to the order, acting in the company.
9. To charge the executive board (V.L. Chirikov) with regard to the decisions passed by Board of Directors on drafts of the documents (items 1, 2, 4, 7, 8) to prepare the package of changes and amendments to the Charter and other internal documents of Irkut Corporation, approved by the General Shareholders Meeting.
10. To charge the executive board (A.I. Fedorov) to prepare for consideration at the next meeting of Board of Directors the issue of Forming the Corporate scientific and technical Council.
11. To approve organizational structure of management of Irkut Corporation (attached).

Results of the voting:
FOR -10
AGAINST - 0
Abstained -0.
Decision passed in the above-mentioned wording.

Speakers on issue №4: S.V. Tsivilev, A.I. Fedorov, V.A. Kobzev, V.V. Boev, V.B. Bezverkhny, S.V. Yarmilko, A.M. Subbotin, O.F. Demchenko , A.N. Klementyev, V.V. Kovalkov.

1. To approve the Budget of Irkut Corporation for year 2004 (attached).
2. To charge the finance and economy Division to develop, with regard to the past discussion, the cash flow budget of Irkut Corporation for year 2004 and submit it to Budget Committee of Board of Directors by February 1, 2004 for preliminary approval.
3. Budget Committee (A.I. Fedorov) shall submit to Board of Directors draft cash flow budget of Irkut Corporation for year 2004. Date of performance - February 15, 2004.
4. The executive board (S.V. Tsivilev) shall provide only current funding of manufacturing expenses till passing the cash flow budget of Irkut Corporation for year 2004.

Results of the voting:
FOR-10
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №5 S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve Issue Decisions of Irkut Corporation (attached)
2. To approve the Offering Circular of Irkut Corporation (attached).

2. To recommend the extraordinary Shareholders' Meeting to approve the changes and amendments to the Charter of Irkut Corporation

Results of the voting:
FOR-8
AGAINST -0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №6: V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:

1. To hold an extraordinary General Meeting of Shareholders (hereafter – Meeting) of Irkut Corporation in the form of absentee vote January 15, 2004.
2. To determine the date of compiling the list of persons entitled to take part in the Meeting – December 2, 2003.
3. To approve the Meeting's agenda:
   1. On making changes and amendments to the Charter of Irkut Corporation.
4. To approve the order of announcement of the Company's Meeting, the list and order of providing information that is to be provided to the persons, entitled to take part in the Meeting (attached).
5. To approve draft decisions on the agenda issues (attached)
6. To approve the form and text of ballot- paper for the Meeting (attached).
7. To approve the "Plan for preparing and holding extraordinary General Meeting of shareholders of Irkut Corporation (attached).
8. To approve the «Estimate of expenditures on preparing and holding extraordinary General Meeting of Shareholders of Irkut Corporation January 15, 2003» in the amount of 145,000 rubles (attached) and charge the executive board to provide funding of the mentioned activities.
9. To appoint V. V. Dashevsky, the corporate secretary, secretary of the Meeting.
10. To set the deadline for submission of ballot- papers – January 15, 2004, 17-00 (local time).
11. To indicate that the completed ballot- papers should be sent to the address: 9a, st. Novatorov, Irkutsk, 664020, Department of Corporate Activities Irkut Corporation (for registrar).

Results of the voting:
FOR-8
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors V.B. Bezverkhny

6.4. Conclusion of the contract of the pledge between Open Joint Stock Company "Scientific-Production Corporation "Irkut" and ROSBANK with the following key terms:

- the subject of the pledge – the legal claims to assets in foreign currency in the amount of 69 000 000,00 (Sixty nine million) US dollars, due to Irkut Corporation by Commission Contracts №P/235611231327-310007 of 14/02/2003, №P/235611251325-310009 of 14/02/2003,
- the worth of the object of the pledge estimated in accordance to financial statements is 2 000 000 000.00 (Two billion) rubles;
- the parties to the Contact of the pledge made the evaluation of the object of the pledge in the amount 2 000 000 000.00 (Two billion) rubles;
- Evaluation of the object of the pledge by the parties to the Contact, made with regard to pecuniary valuation (price), set by the decision of Board of Directors - 2 000 000 000.00 (Two billion) rubles;
- the object of the pledge will be in Irkut Corporation' use;
- Irkut Corporation will conclude the contract of the pledge with ROSBANK to secure its pledges, ensuing from the Credit agreement, key terms of which are mentioned above.

Speaker: S.V. Tsivilev

7. Other issues .
7.1. On the address by Governor of Irkutsk Region B. Govorin.
Speaker: A.K. Chichikov

Speakers on the agenda draft: V.B. Bezverkhny, S.V. Tsivilev, A.I. Fedorov, V.V. Kovalkov

The following decisions were passed on the contents of the agenda:

1. To postpone till the next meeting of Board of Directors the following issues:
   - main (preliminary) results of financial and economic development of Irkut Corporation in 2003. (Speaker: S.V. Tsivilev);
   - On results of implementation of special program of engineering upgrade of production facilities of Irkut Corporation (Phases I, II) and steps to enhance its effectiveness (Speaker: V.V. Kovalkov);
2. The remaining issues will be discussed at this meeting of Board of Directors.

The agenda was approved unanimously.

Speakers on issue№2: V.B. Bezverkhny, A.I. Fedorov, S.V. Tsivilev , V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, V.L. Chirikov, V.V. Boev, O.F. Demchenko , A.N. Klementyev, M.V. Petrov, A.K. Chichikov

BOARD OF DIRECTORS DECIDED:

1. To approve the Order of working of Board of Directors (attached).
2. To approve as the basis the draft contract with member of Board of Directors (attached) and charge the executive board (V.L. Chirikov) with regard to the past discussion, to prepare for signing the draft contract with member of Board of Directors.
3. To approve as the basis the Regulation of paying remunerations to members of Board of Directors and charge the executive board (V.L. Chirikov) to prepare the draft Regulation for further submission and approval, according to the order, acting in the Company.
4. To approve, with regard to notices and suggestions, made in the course of discussion, the concept of Working Groups of Board of Directors (attached).
5. To form the following Working Groups of Board of Directors:
   - Committee for strategic development and planning, comprised of: A.K. Ponomaryov (committee chairman), O.F. Demchenko , A.N. Klementyev, V.A. Kobzev;
   - Budget committee: A.I. Fedorov (Chairman), S.V. Tsivilev , V.V. Kovalkov, Boev V.V.;

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

December 25, 2003
MINUTES №10
of the meeting of Board of Directors, Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- Members of Board of Directors V.V. Boyev, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.K. Chichikov;
- Chief executives of Irkut Corporation: D.A. Elyseev, V.V. Ionushas, A.M. Subbotin, V. L. Chirikov, S. V. Yarmilko
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.
The meeting's agenda:
1. Main (preliminary) results of financial and economic development of Irkut Corporation in 2003.
Speaker: S.V. Tsivilev
2. On improving management system of Irkut Corporation: on Order of working of Board of Directors, on working groups of The Board of Directors; on executive Committee; approval of organizational structure of Irkut Corporation.
Speaker: V.L. Chirikov
3. On results of implementation of special program of engineering upgrade of production facilities of Irkut Corporation (Phases I, II) and steps to enhance its effectiveness.
Speaker: V.V. Kovalkov
4.Approving the budget of Irkut Corporation for year 2004.
Speaker: S.V. Tsivilev
5. Approving the Issue Decision and Offering Circular of Irkut Corporation
Speaker: S.V. Tsivilev
6. On credit relations between Irkut Corporation and ROSBANK.
6.1. On issuing the warranty for Oditers LTD to ROSBANK on the credit deal with the following key terms:

- credit amount - 60 000 000.00 (Sixty Million) of US dollars;
- the credit provided within the credit line is to be repaid – 15/01/2004;
- interest rate - 10% annual;
- Irkut Corporation is responsible for execution of pledges Oditers LTD on the credit deal before ROSBANK in the same measure as Oditers LTD;
- Oditers LTD shall transfer as guarantee to Irkut Corporation 12,0% of shares of Irkut Corporation;
- Irkut Corporation bears solidary responsibility with Oditers LTD before ROSBANK by the pledges on the mentioned credit deal.

6.2. Evaluation of price of legal claims to assets in foreign currency in the sum of 69 000 000.00 (Sixty nine million) US dollars, due to Irkut Corporation by Commission Contracts №P/235611231327-310007 of 14/02/2003, №P/235611251325-310009 of 14/02/2003, to be deposited at ROSBANK, on the basis of their market value of 2 000 000 000.00 (Two billion) rubles.
6.3. Conclusion of the credit deal between Open Joint Stock Company "Scientific Production Corporation "Irkut" and ROSBANK with the following key terms:

- credit amount - 60 000 000.00 (Sixty Million) of US dollars;
- the credit provided within the credit line is to be repaid – 01/07/2004;
- interest rate – 9.5 % annual.

2. To charge the finance and economy division (S.V. Tsivilev) to develop and submit for the next meeting of Board of Directors for approval the draft budget of Irkut Corporation for 2004.
Results of the voting:
FOR -8
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №3: A.A. Veprev, A.K. Ponomaryov, V.V. Kovalkov, S.V. Tsivilev, V.L. Chirikov, M. Krivoshein, A.I. Fedorov, V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:

1. To take notice of the progress of engineering upgrade of production facilities of Irkut Corporation.
2. To charge the executive board (A.A. Veprev) to compile the summary on the progress of engineering upgrade of production facilities of Irkut Corporation.
3. To charge the executive board (S.V. Tsivilev, A.A. Veprev) to prepare a plan of measures for effective use of high-tech equipment, purchased within the special program of engineering upgrade of production facilities of Irkut Corporation
   The data should be submitted at the next meeting of Board of Directors.

Results of the voting:
FOR -8
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №4: V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:

1. To charge the executive board with compiling, in compliance with Federal Law "On Joint Stock Companies" (clause 40) the list of shareholders, having the preemptive right to buy additional shares, placed according to the decision of the extraordinary Shareholders' Meeting, held December 02, 2003, as of December 02, 2003.

Results of the voting:
FOR-8
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №5: A.I. Fedorov, A.A. Rozhkov, V.B. Bezverkhny, N.V. Ivanova, V.L. Chirikov, A.K.Chichikov, V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:

1. To approve de bene esse the following changes and amendments to the Charter of Irkut Corporation:

   To formulate clause 1.3 as "Place of business and postal address of the Company: Bldg. 1, 13, st. Novoalekseevskaya, Moscow, 129626 ";
   To add to clause 4.1 the following passage: «The Company has a branch":
   - Place of business and postal address of the branch: 3, st. Novatorov, Irkutsk, 664020, Russia;
   Title of the branch:
   Full – Irkutsk Aviation Plant;
   Abridged – "IAP".

Tsivilev S.V. spoke on item № 8 about approval of Deposit Agreement № ZL/032/03 dated 14.02.03, concluded with AKB «ROSBANK».

THE BOARD OF DIRECTORS HAS DECIDED:

To approve Deposit Agreement № ZL/032/03 dated 14.02.03, concluded with AKB «ROSBANK», the essential conditions of which shall be as follows:

The deposit subject – the rights (claims) to the monetary means in the foreign currency, amounting to 69 000 000,00 (Sixty nine million) US dollars from the total amount of the monetary means due to the Depositor under Commission Agreements № R/235611251325-310007 dated 12.02.2003, № R/235611251327-310009 dated 12.02.2003, the deposit subject cost, determined as per the business accounting data - 2 183 850 000,00 (Two billion one hundred eighty three million eight hundred fifty thousand) Rubles;

Appraisal by the Parties to the Deposit Agreement of the deposit subject, made with the account for the pecuniary valuation (price), determined by the decision of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT» - 2 183 850 000,00 (Two billion one hundred eighty three million eight hundred fifty thousand) Rubles; the deposit subject shall be transferred to AKB «ROSBANK»;

Deposit Agreement № ZL/032/03 dated 14.02.03 is concluded with JSC «Scientific-Production Corporation «IRKUT» with AKB «ROSBANK» in security of its obligations, arising from Credit Agreement № VK/020/03 dated 14.02.03 between JSC «Scientific-Production Corporation «IRKUT» and AKB «ROSBANK», the essential conditions of which are stated above.

Voting results:
VOTING RESULTS:
YEA - 7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Chairman of the V.B.Bezverkhny
Board of Directors

Open Joint-Stock Company
«Scientific-Production
Corporation «IRKUT»

MINUTES
3.03.2003 №13
of the Meeting of the Board of Directors
City of Irkutsk

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B.,

WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors: Veprev A.A., Kobzev V.A., Kovalkov V.V., Fedorov A..I.,
Tsivilev S.V., Chichikov A.K;
Secretary of the Meeting: Dashevsky V.V.

To take a decision on all items of the Agenda, the quorum has been secured.

Agenda of the Meeting:
1. On offers of the shareholders regarding the Agenda of the Annual General Shareholders' Meeting on nominating candidates to the Board of Directors, Audit Commission of the Open Joint-Stock Company «Corporation «Irkut».

Reporter – Dashevsky V.V.

Spoke on item №1: Dashevsky V.V.

THE BOARD OF DIRECTORS HAS

DECIDED:

1. To confirm, pursuant to the shareholders' offers, which were received by the Open Joint-Stock Company «Scientific-Production Corporation «Irkut», a list of candidates to the members of the Board of Directors for election at the Annual General Shareholders' Meeting in 2003: Bezverkhny V.B, Boev V.V., Demchenko O.F., Efanov A.G., Klementyev A.N., Kobzev V.A., Kovalkov V.V., Konstantinova N.V., Korzhuev M.V., Pankratyev A.S., Ponomarev A.K., Fedorov A.I., Chichikov A.K., Tsivilev S.V.
2. To confirm, pursuant to the shareholders' offers, which were received by the Open Joint-Stock Company «Scientific-Production Corporation «Irkut», a list of candidates to the members of the Audit Commission for election at the Annual General Shareholders' Meeting in 2003: Ivanova N.V., Ionushas V.V., Markina S.T., Mikhailova N.K., Konoshenok V.V.
3. To confirm, according to the shareholders' offers, which were received by the Open Joint-Stock Company «Scientific-Production Corporation «Irkut», the following list of items to be included to the agenda of the Annual General Shareholders' Meeting in 2003:

Confirmation of annual reports, annual financial statements, including the profit and loss statements (profit and loss accounts) of the Open Joint-Stock Company «Scientific-Production Corporation «Irkut», as well as the profit distribution, including payment (announcement) of the dividends, except for the profit, distributed as dividends as per the results of the first quarter, six months, nine months of 2002, and losses of the Open Joint-Stock Company «Scientific-Production Corporation «Irkut» as per the results of 2002;
on election of the members of the Board of Directors of the Open Joint-Stock Company «Scientific-Production Corporation «Irkut»;
on election of the members of the Audit Commission of the Open Joint-Stock Company «Scientific-Production Corporation «Irkut»;
on election of the Auditor of the Open Joint-Stock Company «Scientific-Production Corporation «Irkut».

Voting results:
VOTING RESULTS:
YEA-7
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Chairman of the Board of Directors V.B.Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №7
October 31, 2003
Of the meeting of Board of Directors Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- members of Board of Directors: O.F. Demchenko, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
Chief executive of Irkut Corporation: D.A. Elyseev, A.A. Veprev, V.P. Volnov, M.Yu. Krivoshein, V.V. Ionushas.
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. Budget directive of Irkut Corporation for year 2004.
Speaker: S.V. Tsivilev
2. On obtaining $60 million credit and bank guarantees at Sberbank of Russia.
Speaker: S.V. Tsivilev
3. On implementation of Restructuring Program of Irkut Corporation in social sphere.
Speaker: A.K. Chichikov
4. On the restructuring concept for support production of Irkutsk Aircraft Plant.
Speaker: V.V. Kovalkov
5. Control of fulfillment of the decision, accepted earlier by Board of Directors, on development of the Plan of cost reduction measures of Irkut Corporation: approving the summary cost reduction Program for Open Joint Stock Company Irkut Corporation for 4th quarter of 2003 - 2004.
Speaker: M.Yu. Krivoshein
6. Approval of Provisions on the Corporation branch Irkut-IAZ in Irkutsk.
Speaker: V.L. Chirikov
7. On the concept of the corporate scientific and technical council of Irkut Corporation.
Speaker: V.L. Chirikov
8. On making changes and amendments to the Plan of operation of Board of Directors of Irkut Corporation for year 2003.
Speaker: V.B. Bezverkhny
9. Approval of the Issuer's Report for 3rd quarter of 2003.
Speaker: V.V. Ionushas
The agenda was approved unanimously.

D.A. Elyseev spoke on the issue №1
BOARD OF DIRECTORS DECIDED:
1. To approve Budget directive for year 2004. (Attached).
2. To charge the executive board to develop and submit for approval draft budget of Irkut Corporation for 2004.

Results of the voting:
FOR -7
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

S.V. Tsivilev, A.I. Fedorov spoke on the issue №2

BOARD OF DIRECTORS DECIDED:

- **on the issue of obtaining a $60 million credit at Sberbank of Russia:**
  1. To approve attraction of $60 credit at Sberbank of Russia of for the term of 4 years at the interest rate not higher than 9 % annual for the purpose of refunding the indebtedness on the credit of Foreign Trade Bank on conditions acting at Sberbank of Russia.
  2. To approve transfer to Sberbank of Russia to secure pledges of Irkut Corporation on the mentioned credit of legal claims on commission contracts between Irkut Corporation and FGUP Rosoboronexport, valid and concluded within the framework of the Agreement between Government of the Russian Federation and Government of Republic of India of October 04, 2000, less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the commission contracts.
     To establish that on the date of contract of the pledge of the legal claims the right's hypothecation value is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.
     The worth of the legal claims under the pledge may be adjusted by drawing up an appropriate additional agreement to contract of the pledge. On the date of contract of the pledge the worth of the legal claims is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.
  3. To approve transfer to Sberbank of Russia to secure pledges of Irkut Corporation on the mentioned credit of property, plant and equipment of Irkut Corporation, transferred to Sberbank of Russia under the Contract of the pledge № 2229-ZAL-OS of 15.04.2002, following an appropriate additional agreement to contract of the pledge.

- **on the issue of obtaining bank guarantee at Sberbank of Russia:**
  1. To approve the concluded bank guarantee contract with Sberbank of Russia, on the basis of which Sberbank of Russia will provide for Irkut Corporation in favor of FGUP Rosoboronexport advance payment return guarantees on commission contracts between Irkut Corporation and FGUP Rosoboronexport on conditions acting at Sberbank of Russia, taking into account the following:

№	Commission contract	Guarantee amount (USD)	Term
1	№ R/235611231327-310007, 14/02/2003	300 000.00	30/11/2004
2	№ R/235611251326-310008, 14/02/2003	19 367 800.00	31/01/2005
3	№R/235611251325-310009, 14/02/2003	15 486 900.00	31/01/2005
4	№ R/235611251527-310010, 30/09/2003	2 331 200.00	30/06/2004
5	№ R/235611251528-310011, 30/09/2003	684 700.00	31/01/2005
TOTAL:		38 170 600.00	

  2. To approve transfer to Sberbank of Russia to secure pledges of Irkut Corporation on the mentioned credit of legal claims on Commission Contracts № R/235611231327-310007 of 14.02.2003, № R/235611251326-310008 of 14.02.2003, № R/235611251325-310009 of 14.02.2003, № R/235611251527-310010 of 30.09.2003, № R/235611251528-310011 of 30/09/2003 between Irkut Corporation and FGUP Rosoboronexport with exception of the legal claims in the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the commission contracts.

     To establish that on the date of contract of the pledge of the legal claims the worth of legal claims is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated

by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

The worth legal claims under the pledge of the legal claims may be adjusted by drawing up an appropriate additional agreement to contract of the pledge. On the date of contract of the pledge of the right (demand) the right's hypothecation value is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

3. To approve transfer to Sberbank of Russia to secure pledges of Irkut Corporation on the mentioned credit of property, plant and equipment of Irkut Corporation, transferred to Sberbank of Russia under the Contract of deposit (fixed assets) № 2229-ZAL-OS of 15.04.2002, following an appropriate additional agreement to contract of the pledge.

Results of the voting:
FOR -7
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

V.A. Kobzev, V.V. Kovalkov, A.I. Fedorov, A.K. Chichikov and V.L. Chirikov spoke on the issue №3
BOARD OF DIRECTORS DECIDED:
1. To take notice of the information on the progress in implementation of Restructuring Program of Irkut Corporation in social sphere.

Results of the voting:
FOR -7
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №4: V.A. Kobzev, V.V. Kovalkov, V.L.Chirikov, S.I. Vasilenkov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev, A.A. Veprev, V.P. Volnov, M.Yu. Krivoshein.

BOARD OF DIRECTORS DECIDED:
1. To take notice of the information, reported by V.V. Kovalkov, on the process of developing the concept for restructuring of support production of Irkutsk Aircraft Plant.
2. To charge V.V. Kovalkov with development and submission for approval the Schedule of re-structuring of support production of Irkutsk Aircraft Plant for 2004.
   Date of performance – December, 2003.
3. To charge V.V. Kovalkov following the discussion with development of Program for restructuring of basic production and engineering service of IAP, including feasibility study for the suggested solutions. The draft program is to presented for approval by Board of Directors.
   Date of performance - December, 2003.

Results of the voting:
FOR-7
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

on issue №5:
BOARD OF DIRECTORS DECIDED:

1. To approve with regard to notes and suggestions by members of Board of Directors the guide-lines on cost reduction measures for Irkut Corporation for 4th quarter of 2003 – 2004 submitted by the executive board.
2. To charge the executive body with development of the summary cost reduction Program for Irkut Corporation for 4th quarter of 2003 – 2004 to summarize notes and suggestions, expressed at the discussion during the meeting of Board of Directors and provide real cost reduction till the level, set earlier by the decision of Board of Directors.
3. To charge Chairman of Board of Directors with providing quarterly monitoring of the progress in execution of the decision of Board of Directors on cost reduction measures for Irkut Corporation for 4th quarter of 2003 – 2004.

Results of the voting:
FOR - 7
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №6: V.L. Chirikov
BOARD OF DIRECTORS DECIDED:

1. To confirm "Regulations on the Corporation branch Irkut-IAZ in Irkutsk'.
2. The executive body has to provide launch of the branch in Irkutsk in terms and in the order, acting in Irkut Corporation.

Results of the voting:
FOR-7
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №7: V.L. Chirikov, A.I. Fedorov, S.V. Tsivilev, V.A. Kobzev, V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:

1. To approve the basics concept of the corporate scientific and technical council of Irkut Corporation.
2. To charge the executive body with development in a month term of Regulations on scientific and technical council of Irkut Corporation and submit it for approval to Board of Directors after agreement with branches.

Results of the voting:
FOR - 7
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №8: V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:

1. To approve changes and amendments to the Plan of work of Board of Directors of Irkut Corporation for year 2003 (attached).

Results of the voting:
FOR - 7
AGAINST - 0
ABSTAINED -0

DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №9: V.V. Ionushas
BOARD OF DIRECTORS DECIDED :

1. To approve the Issuer's report for 3rd quarter of 2003.

Results of the voting:
FOR-7
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Chairman, V.B. Bezverkhny
Board of Directors

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №8
November 5, 2003
Of the meeting of Board of Directors
Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- members of Board of Directors O.F. Demchenko, A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
Chief executive of Irkut Corporation: D.A. Elyseev;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. On new edition of Charter of Irkut Corporation.
Speaker: V.B. Bezverkhny
2. On changes in agenda of the extraordinary General Shareholders' Meeting, announced by the decision of Board of Directors of October 23, 2003 (Minutes №6).
Speaker: V.B. Bezverkhny
3. On postponing the date of the extraordinary General Shareholders' Meeting, announced by the decision of Board of Directors of October 23, 2003 (Minutes №6).
Speaker: V.B. Bezverkhny
4. On the date of compilation of list of the persons entitled to take part in the extraordinary General Shareholders' Meeting.
Speaker: V.V. Dashevsky
5. On holding the extraordinary General Meeting of Shareholders of Irkut Corporation.
Speaker: V.V. Dashevsky
The agenda was approved unanimously.

Speaker on issue №1: V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
1. To preliminarily approve and submit for approval by the extraordinary General Meeting of Shareholders of Irkut Corporation the new edition of Charter of Irkut Corporation (attached).
2. To charge Chairman of Board of Directors V.B. Bezverkhny to report at the extraordinary General Shareholders' Meeting on the issue of approving the new edition of Charter of Irkut Corporation

Results of the voting:
FOR-8
AGAINST -0
ABSTAINED - 1 (A.N. Klementyev).
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №2: V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED :
1. To approve the new version of the agenda of the extraordinary General Shareholders' Meeting, approved by Board of Directors on October, 23, 2003 (Minutes №6):

1. Determination of amount, nominal value and category (type) of the declared shares and rights, granted by these shares.
2. On approval of the new edition of Charter of Irkut Corporation;
3. On increasing the authorized capital Irkut Corporation by issuing additional shares placed through closed subscription.

Results of the voting:
FOR -9
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №3: V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED :

1. To postpone the date of the extraordinary General Shareholders' Meeting in the form participation of the persons, entitled to take part in General Shareholders' Meeting, previously announced by the decision of Board of Directors of October 23, 2003 (Minutes №6), from November 22, 2003 to December 2, 2003.

Results of the voting:
FOR -9
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №4: V.V. Dashevsky
BOARD OF DIRECTORS DECIDED :

1. To fix the date of compilation of list of the persons entitled to take part in the General Shareholders' Meeting - November 06, 2003.

Results of the voting:
FOR -9
AGAINST -0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №5: V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:

1. To hold an extraordinary General Shareholders' Meeting in the form of joint participation of the persons, entitled to take part in General Shareholders' Meeting (hereafter – Meeting) of Irkut Corporation (hereafter – Company) December 2 of 2003 at 12 a.m. local time at Gagarin Culture Center, address: 2, st. Makarenko, Irkutsk, 664020. Registration of the Meeting participants starts at 10 a.m. local time.
2. To approve the order of announcement of the Company's Meeting, the list and order of providing information that is to be provided to the persons, entitled to take part in the Meeting (attached).
3. To approve draft decisions on the issues of the Meeting's agenda (attached)
4. To approve the form and text of ballot- paper for the Meeting (attached).
5. To approve the "Plan for preparing and holding extraordinary General Meeting of Shareholders of Irkut Corporation" (attached).
6. To approve the «Estimate of expenditures on preparing and holding extraordinary General Meeting of Shareholders of Irkut Corporation December 02, 2003» in the amount of 307,000 rubles (attached) and charge the executive board to provide funding of the mentioned activities.

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №9
December 02, 2003
of the meeting of Board of Directors, Irkutsk

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- Members of Board of Directors V.V. Boyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
- Chief executives of Irkut Corporation: D.A. Elyseev; A.G. Belov, V.A. Borodich, A.A. Veprev, V.P. Volnov, N.V. Ivanova, V.V Ionushas, M. Krivoshein, N. Malkov, L. Nazaryeva, A. Rozhkov, A. Svishenko, .L. Chirikov, E. Sheshukov, S. Yarmilko
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. Review of innovation project portfolio of Irkut Corporation
Speaker V.B. Bezverkhny
2. Draft budget of Irkut Corporation for 2004.
Speaker S.V. Tsivilev
3. On progress of engineering upgrade of production facilities of Irkut Corporation
Speaker A.A.Veprev
4. On the list of shareholders, having the preemptive right to buy additional shares, placed according to the decision of the extraordinary General Shareholders' Meeting, held December 02, 2003.
Speaker V.V. Dashevsky
5. On making changes and amendments to the Charter of Irkut Corporation
Speaker V.V. Dashevsky
6. On holding the extraordinary General Meeting of Shareholders of Irkut Corporation.
Speaker V.V. Dashevsky

The agenda was approved unanimously.

Speakers on issue №1: V.B. Bezverkhny, A.I. Fedorov, S.V. Tsivilev, V.A. Kobzev, V.V. Kovalkov, A.A. Ponomaryov, A.A. Veprev
BOARD OF DIRECTORS DECIDED :
1. To take notice of the report on the progress of innovation projects of Irkut Corporation
2. To charge the executive board (V.B. Bezverkhny, S.V. Tsivilev) to submit for the next meeting of Board of Directors general suggestions on formation of expenses of Irkut Corporation on funding innovation projects in 2004.

Results of the voting:
FOR - 8
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №2: S.V. Tsivilev , A.I. Fedorov, V.A. Kobzev, M. Krivoshein, A.G. Belov, A.A. Veprev
1. To take notice of the progress in preparation of budget of Irkut Corporation.

Open Joint Stock Company
Scientific Production Corporation "Irkut"

MINUTES №12
February 13, 2004
of the meeting of Board of Directors
Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- Members of Board of Directors V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. Approving the Issuer's Report of Irkut Corporation for Quarter 4 of 2003.
Speaker: S.V. Tsivilev
2. Approving the Offering Circular of Open Joint Stock Company "Scientific-Production Corporation "Irkut" (ordinary non-documentary inscribed shares nominal value 3 (Three) rubles each in the amount of 791 051 875).
Speaker: S.V. Tsivilev
The agenda was approved unanimously.

Speaker on issue № 1: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve the Issuer's Report of Irkut Corporation for Quarter 4 of 2003. (attached).

Results of the voting:
FOR - 7
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №2: S.V. Tsivilev
1. To approve the Offering Circular of Open Joint Stock Company "Scientific Production Corporation "Irkut" (ordinary non-documentary inscribed shares nominal value 3 (Three) rubles each in the amount of 791 051 875). (attached).

Results of the voting:
FOR -7
AGAINST - 0
ABSTAINED -0.
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors V.B. Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №14
March 1, 2004
of the meeting of Board of Directors

Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- Members of Board of Directors V.V. Boyev, O.F. Demchenko , V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
- Chief executives of Irkut Corporation: V.V. Ionushas, M.V. Petrov, V. L. Chirikov, S.V. Yarmilko
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. Main (preliminary) results of financial and economic activity of Irkut Corporation in 2003.
Speaker: S.V. Tsivilev
2. On results of implementation of special program of engineering upgrade of production facilities of Irkut Corporation (Phases I, II) and steps to enhance its effectiveness.
Speaker: V.V. Kovalkov
3. Approving cash flow budget of Irkut Corporation for 2004.
Speaker: S.V. Tsivilev
4. On warranty of Irkut Corporation before Sberbank of Russia.
Speaker: S.V. Tsivilev
5. On credit deals with Sberbank of Russia.
Speaker: S.V. Tsivilev
6. On shareholders' suggestions on nominees to Board of Directors, Auditing Committee of Irkut Corporation, on agenda of the Annual General Meeting of shareholders of Irkut Corporation.
Reported by V.V. Dashevsky
7. On the plan of subjects for meetings of Board of Directors for 2004.
Speaker: V.B. Bezverkhny
8. On execution of the previously passed decisions of Board of Directors.
    8.1. On Scientific and Technical Council of Irkut Corporation.
Reported by A.I. Fedorov
9. Other issues.
    9.1. On the interested parties' deal - the lease with OJSC «NII Izmerenia».
Speaker: S.V. Tsivilev

The agenda was approved unanimously.

Speaker on issue № 1: S.V. Tsivilev , A.I. Fedorov, V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
1. To take notice of the report by S.V. Tsivilev on preliminary results of financial and economic activity of Irkut Corporation in 2003.
2. To charge the executive board (S.V. Tsivilev) to prepare for the next meeting of Board of Directors detailed information on preliminary results of financial and economic activity of Irkut Corporation in 2003.

Results of the voting:
FOR -10
AGAINST - 0
ABSTAINED - 0
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 2: V.V. Kovalkov, A.I. Fedorov, O.F. Demchenko , V.A. Kobzev, A.K. Ponomaryov;
BOARD OF DIRECTORS DECIDED:
1. To take notice of the report by V.V. Kovalkov on results of implementation of special program of engineering upgrade of production facilities of Irkut Corporation.
2. To charge the executive board (A.I. Fedorov) with providing inclusion of representatives of Irkut Corporation in the working group, formed at Russian government for compilation of special investment programs targeting technical upgrading of Russian defense enterprises.
3. To charge the executive board with presenting a draft program of technical upgrading of Irkut Corporation in compliance with guidelines of strategic development of Irkut Corporation for next years.

Results of the voting:
FOR-10
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 3: S.V. Tsivilev , S.V. Yarmilko, V.B. Bezverkhny, V.V. Kovalkov, A.I. Fedorov, O.F. Demchenko , V.A. Kobzev, A.K. Ponomaryov;
BOARD OF DIRECTORS DECIDED:
1. To approve cash flow budget of Irkut Corporation for 2004 (attached).

Results of the voting:
FOR-9
AGAINST - 1
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 4: S.V. Tsivilev , A.I. Fedorov
BOARD OF DIRECTORS DECIDED:
1. To approve the increase in total amount of warranty on redemption of advance payments on commission contracts between Irkut Corporation and FGUP Rosoboronexport, provided by Sberbank of Russia for Irkut Corporation in favor of FGUP Rosoboronexport, to 47 022 300 USD and conclusion of the Agreement on pledging of bank guarantee with Sberbank of Russia, on the basis of which Sberbank of Russia will pledge for Irkut Corporation in favor of FGUP Rosoboronexport warranty on redemption of advance payments, on the following terms:

№	Commission contract	Guarantee amount (USD)	Term
1	№R/235611253405-215230 from 17/01/2003	708 100	31/05/2004
2	№R/235611251510-215404 from 14/10/2003	1 235 500	31/01/2005
3	№R/235611251522-215406 from 21/10/2003	576 500	31/01/2005
4	№R/235611251522-215406 from 21/10/2003	28 200	30/04/2004
5	№R/235611253423-312085 from 14/10/2003	91 300	30/04/2004
6	№R/335611251539-312988 from 05/12/2003	428 900	31/08/2004

7	№R/335611251555-313133 from 28/10/2003	1 922 000	30/06/2004
8	№R/335611251556-313134 from 28/10/2003	1 592 300	30/06/2004
9	№R/335611251549-313232 from 05/12/2003	2 268 900	31/10/2004

Other terms of the Agreement on pledging of bank guarantee - in compliance with the current order of providing bank guarantee, applied by Sberbank of Russia.

2. To approve transfer to Sberbank of Russia to secure pledges of Irkut Corporation on the mentioned credit of legal claims on Commission Contracts №R/235611253405-215230 from 17/01/2003, №R/235611251510-215404 from 14.10.2003, №R/235611251522-215406 from 21/10/2003, №R/235611251522-215406 from 21.10.2003, №R/235611253423-312085 from 14/10/2003, №R/335611251539-312988 from 05.12.2003, №R/335611251555-313133 from 28/10/2003, №R/335611251556-313134 from 28.10.2003, №R/335611251549-313232 from 05/12/2003 between Irkut Corporation and FGUP Rosoboronexport with exception of the rights in the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the commission contracts.

To establish that on the date of Contract of the pledge of the legal claims the worth of the legal claims is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

The worth of the legal claims under the pledge may be adjusted by drawing up an appropriate additional agreement to Contract of the pledge. On the date of Contract of the pledge worth of the legal claims is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

Results of the voting:
FOR -10
AGAINST -0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 5: S.V. Tsivilev , V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
- on the issue of obtaining the $157 million credit at Sberbank of Russia:
1. To approve the Contract on non-revolving credit line with Sberbank of Russia with credit limit within $157 million for the term of up to 4 years under the interest rate up to LIBOR+6.0% annual to fund spending on commission contracts between Irkut Corporation and FGUP Rosoboronexport valid and concluded within the framework of the Agreement between Government of the Russian Federation and Government of Republic of India of October 04, 2000. Other terms of the Contract on non-revolving credit line in compliance with the current order of grunting loans, applied by Sberbank of Russia.

2. To approve transfer to Sberbank of Russia to secure obligations of Irkut Corporation on the mentioned Contract of legal claims on Commission Contracts between Irkut Corporation and FGUP Rosoboronexport valid and concluded within the framework of the Agreement between Government of the Russian Federation and Government of Republic of India of October 04, 2000

with exception of the rights in the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the commission contracts.

To establish that on the date of Contract of the pledge of the legal claims the worth of the legal clams is calculated on the basis of depreciated cost of Commission Contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contracts, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

The worth of the legal clams under the pledge of the legal clams may be adjusted by drawing up an appropriate additional agreement to Contract of the pledge. On the date of Contract of the pledge of the legal clams the worth of the legal clams is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

Results of the voting:
FOR -10
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 6: V.B. Bezverkhny, A.I. Fedorov, V.V. Dashevsky, M.V. Petrov, V.V. Boev
BOARD OF DIRECTORS DECIDED:

1. To approve in accordance with motions of shareholders, submitted to Open Joint Stock Company "Scientific-Production Corporation "Irkut", the list of nominees for members of Board of Directors to be elected at Annual General Shareholders' Meeting in 2004: V.M. Agapkin, A.F. Barkovsky, V.B. Bezverkhny, V.V. Boiko, V.I. Vlasov, V. A. Victorov, O.F. Demchenko, A.G. Efanov, A.I. Isaikin, A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, S.S. Korotkov, N.K. Mikhailova, A. S. Pankratyev, M. A. Pogosyan, M.V. Poletayev, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev , S.V. Chemezov, I.P. Shamanin

2. To approve in accordance with motions of shareholders, submitted to Open Joint Stock Company "Scientific-Production Corporation "Irkut", the list of nominees for members of Auditing Committee to be elected at Annual General Shareholders' Meeting in 2004: N.V. Ivanova, V.V. Ionushas, A.N. Kireev, V.V. Kanashenok, E.E. Rakushina

3. To approve in accordance with motions of shareholders, submitted to Open Joint Stock Company "Scientific Production Corporation "Irkut", the following list of issues to be included in agenda of Annual General Shareholders' Meeting in 2004:
   - Approval of annual report, annual Financial statements, including Income statement of Open Joint Stock Company "Scientific-Production Corporation "Irkut", as well as distribution of profits, including payment (statement) of dividends, except for the profit, distributed as dividends upon results of the first quarter, six months, nine months of 2003 and losses of Open Joint Stock Company "Scientific-Production Corporation "Irkut" upon results of 2003.

4. To circulate till March 15, 2004 to all nominees for election to Board of Directors and Auditing Committee the address, asking for confirmation of their consent to be elected to management and control bodies of Irkut Corporation as well as in accordance with Provisions on General Meeting of Open Joint Stock Company "Scientific-Production Corporation "Irkut» to indicate their personal data as nominees to be elected to management bodies of Joint Stock Company. To appoint responsible for collection of mentioned documents V.V. Dashevsky.

Results of the voting:

FOR -10
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 7 V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
1. To approve the Plan of subjects for meetings of Board of Directors of Irkut Corporation for 2004 (attached).
2. To charge Chairmen of Committees of Board of Directors with regard to the approved the Plan of subjects for meetings of Board of Directors of Irkut Corporation for 2004 to develop and present for approval to Board of Directors plans of the Committees' activity for 2004. Date of submission – March, 2004.

Results of the voting:
FOR -10
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 8.1: A.I. Fedorov, O.F. Demchenko , V.A. Kobzev
BOARD OF DIRECTORS DECIDED:
1. To take notice of the report by A.I. Fedorov on the performed work on establishing the Scientific and Technical Council.

Results of the voting:
FOR -10
AGAINST - 0
ABSTAINED -0
DECISION IS the above-mentioned wording.

Speakers on issue № 9.1: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve conclusion of the Contract of lease between Irkut Corporation and OJSC «NII Izmerenia" on leasing apartment at the address Bldg 1, 13, st. Novoalexeevskaya, Moscow, 1296126 with total space of 2,255 square meters for deployment of structural divisions of Irkut Corporation for performing their business with total rental payment up to 3 (Three) million of US Dollars; Contract time – since March of 2004 through February of 2007.

Results of the voting:
FOR -9
AGAINST - 0
ABSTAINED -0
DECISION IS PASSED in the above-mentioned wording.

Member of Board of Directors of Irkut Corporation S.V. Tsivilev didn't take part in voting as the person, interested in making the deal (on the deal's date S.V. Tsivilev is Chairman of Board of Directors of OJSC «NII Izmerenia").

Chairman of
Board of Directors

V.B. Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №15
March 22, 2004,
of the meeting of Board of Directors

Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- Members of Board of Directors: V.V. Boev, A.G. Efanov, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. On credit agreements with Sberbank of Russia.
Speaker: S.V. Tsivilev

The agenda was approved unanimously.

Speaker on issue № 1: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
- on the issue of obtaining the $70 million credit at Sberbank of Russia:
1. To approve the Contract on non-revolving credit line with Sberbank of Russia with credit limit within $70 million for the term of up to 4 years under the interest rate up to LIBOR+6.0% annual to fund spending on the current business. Other terms of the Contract on non-revolving credit line in compliance with the current order of grunting loans, applied by Sberbank of Russia. The highest total amount, provided by the Contract on non-revolving credit line №7013 from 04.03.2004 and on the abovementioned Contract may not exceed $171 million.

2. To approve transfer to Sberbank of Russia to secure obligations of Irkut Corporation on the mentioned Credit of legal claims on Commission Contracts between Irkut Corporation and FGUP Rosoboronexport valid and concluded within the framework of the Agreement between Government of the Russian Federation and Government of Republic of India of October 04, 2000 with exception of the rights in the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the commission contracts.

To establish that on the date of Contract of the pledge of the legal claims the worth of the legal claims is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract minus the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

The worth of the legal claims under the pledge of the legal claims may be adjusted by drawing up an appropriate additional agreement to Contract of the pledge. On the date of contract of the pledge of the right (demand) the right's hypothecation value is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract minus the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

- on the issue of obtaining the $8 million credit at Sberbank of Russia:
1. To approve the Contract on non-revolving credit line with Sberbank of Russia with credit limit within $8 million for the term of up to 1.5 years under the interest rate up to LIBOR+6.0%

annual to fund spending on the current business. Other terms of the Contract on non-revolving credit line in compliance with the current order of grunting loans, applied by Sberbank of Russia.

2. To approve transfer to Sberbank of Russia to secure obligations of Irkut Corporation on the mentioned credit line of fixed assets pledged at Sberbank of Russia in accordnace with the Contract of the pledge of property (fixed assets) №2229-ZAL-OS from 15.04.2002. The appropriate supplementary agreement establishes the worth of the assets by arrangement with Sberbank of Russia.

3. To approve transfer to Sberbank of Russia to secure obligations of Irkut Corporation on the mentioned credit line of fixed assets according to the Annex to this decision. The worth of the assets under the pledge is established on the basis of depreciated cost as on March 01, 2004 applying 0.7 discount factor .

- on the issue of prolonging the current contract on non-revolving credit line №2229/2745-6 from 05.04.2002:

1. To prolong the contract on non-revolving credit line №2229/2745-6 from 05.04.2002, concluded with Sberbank of Russia, till March 31, 2004 .

Results of the voting:
FOR -11
AGAINST - 0
ABSTAINED - 0
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Borad of Directors

V.B. Bezverkhny

OPEN JOINT-STOCK
COMPANY
«SCIENTIFIC-PRODUCTION
CORPORATION
«IRKUT»

MINUTES
Dated July 10, 2003, № 3 of the
Meeting of the Board of Directors,
City of Moscow

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B., WAS ATTENDED BY (in the alphabetical order):
Members of the Board of Directors: Demchenko O.F., Efanov A.G., Klementyev A.N., Kobzev V.A., Kovalkov V.V., Ponomarev A.K., Fedorov A.I., Tsivilev S.V., Chichikov A.K.;
Secretary of the Meeting: Corporate Secretary Mr. Dashevsky V.V.

To take a decision on all items on the Agenda of the Meeting, the quorum has been secured.

AGENDA OF THE MEETING:
1. On provision of compliance with the obligations of Corporation «Irkut» under the Credit Agreement and additional agreements thereto between Corporation «Irkut» and Moscow People's Bank Limited (acting through its Singaporean branch) for the total amount of up to 150% of the debt amount on the credit.

The Agenda of the Meeting has been confirmed unanimously.

On the item on the Agenda spoke: Tsivilev S.V.

THE BOARD OF DIRECTORS HAS DECIDED:

Taking into consideration the previously taken decisions about obtaining the credit from Moscow People's Bank Limited (acting through its Singaporean branch) (Minutes of the Meeting of the Board of Directors dated July 3, 2003 №2), to approve the Security Cession Agreement dated May 27, 2003, and the additional agreements thereto between Corporation «Irkut» and Moscow Narodny Bank Limited (acting through its Singaporean branch) for the total amount of up to 150% of the total debt of Corporation «Irkut in front of Moscow Narodny Bank Limited (acting through its Singaporean branch).

VOTING RESULTS:
«YEA»-10;
«NAY» - no;
«ABSTAINED» - no.
THE DECISION IS TAKEN in the above stated wording.

Chairman of the Board of Directors	/V.B. Bezverkhny/
Secretary of the Meeting	/V.V. Dashevsky/

Open Joint-Stock **Company** «Scientific-Production Corporation «IRKUT»

MINUTES dated July 26, 2003 №4 of the Meeting of the Board of Directors, City of Irkutsk

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B.
WAS ATTENDED BY (in the alphabetical order):

Members of the Board of Directors: Boev V.V., Kobzev V.A., Kovalkov V.V., Ponomarev A.K., Fedorov A.P., Chichikov A.K. Tsivilev S.V.;

Heads in charge of Corporation «Irkut»: Vasilenko S.I., Veprev A.A., Volnov V.P., Gilev A.A, Ivanova N.V., Ionushas V.V., Krivosheiy M.Yu., Malkov N.A., Rozhkov A.A., Rusakov P.P., Svischenko A.A.; - Secretary of the Meeting: Dashevsky V.V.

To take a decision on all items on the Agenda of the Meeting, the quorum has been secured.

Agenda of the Meeting:

1. On the course of execution of the Program of re-structuring of Corporation «Irkut»:
- in the social sphere;

Reporters: Chirikov V.L, Chichikov A.K.;

- creation (separation) of the Cloth-Cutting-Forming Center;

Reporter: Chirikov V.L.

2. On the course of the works on elaboration of a foreign modification of the basic version of the plane Be-200 and the financing state thereof. Opening of a marketing campaign of Corporation «Irkut» in the City of Toulouse.

Reporters: Kobzev V.A., Senin V.V.

3. On execution of the budget of Corporation «Irkut» for the 2nd quarter and the first six months of 2003. On the course of execution of the Plan of measures of Corporation «Irkut» on reduction of the expenditures for 2003;

Reporters: Tsivilev S.V., Kovalkov V.V.;

4. On execution of the previously accepted decisions of the Board of Directors:
on the course of the works on transfer of the legal address of Corporation «Irkut» in the City of Moscow;

Reporters: Chirikov V.L., Kovalkov V.V.

On the situation in the Fund of development of Corporation «Irkut».

Reporter: Tsivilev S.V.

5. Confirmation of the report of the issuer for the 2nd quarter of 2003.

Reporter: Ionushas V.V.

The Agenda of the Meeting has been confirmed unanimously.

On item №1 on the course of execution of the Program of re-structuring of Corporation «Irkut» in the social sphere spoke: Chirikov V.L., Fedorov A.I., Bezverkhny V.B., Chichikov A.K., Kovalkov V.V., Rozhkov A.A., Boev V.V., Kobzev V.A., Ponomarev A.K.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To take into consideration the information on the course of the works on re-structuring of the social sphere of Corporation «Irkut».
2. To make it incumbent on the President of Corporation «Irkut» Fedorov A.I. to sign the General Agreement «On interaction of the Administration of the City of Irkutsk and Corporation «Irkut» in the sphere of the social policy» by 1.08.2003.

Voting results:
VOTING RESULTS:
YEA- 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №1 on creation (separation) of the Cutting-Forming Center spoke: Chirikov V.L., Fedorov A.I., Bezverkhny V.B., Kovalkov V.V., Kobzev V.A., Boev V.V., Veprev A.A., Ponomarev A.K.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To take into consideration the information on the course of the works on creation (separation) of the Cutting-Forming Center.
2. To make it incumbent on the Technical Council of IAZ to prepare its offers on the program of creation of the Cutting-Forming Center.
3. The executive body (Chirikov V.L.) shall submit presentation of this Project to the Board of Directors in September 2003.

Voting results:
VOTING RESULTS:
YEA-8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №2 spoke: Bezverkhny V.B., Kobzev V.A., Senin V.V., Fedorov A.I., Kovalkov V.V., Veprev A.A., Ponomarev A.K., Boev V.V.

THE BOARD OF DIRECTORS HAS DECIDED:
1. To take into consideration the information on the state of the works on elaboration of the foreign modification of the basic version of the plane Be-200RR and to assign to the Director of the Programs Be-200 Kobzev V.A. to revise the NIOKR Calendar Plan on the subject of Be-200RR.
2. To accept for financing for 2003 the works on the Calendar Plan of fulfillment and financing of NIOKR on the subject of Be-200RR (p.p. 1-6) for the amount of 2 019 781 US dollars. The Director of the Program Be-200 Kobzev V.A. shall submit, as per the model results, a revised plan-schedule of financing NIOKR, including into it the works (expenditures) on preparation of production of the plane and excluding lease of the engines PP. The execution term - October 2003.
3. To make it incumbent on the executive body (Kovalkov V.V.), jointly with JSC «TANTK of G.M. Beriev», to form a united group on development of the technical documentation for modification of the basic version of the plane -200RR.
4. To assign the Director of the program Be-200 Kobzev V.A., for the purpose of accounting the expenditures on the project of production of the foreign modification of

the basic version of the plane Be-200RR, while forming the budget of Corporation «Irkut» for 2004, to submit documentary confirmation of the market demand for production of these planes, as well as to prepare offers on elaboration of leasing schemes of promotion of the planes to foreign countries. The term - October 2003.
5. To approve the draft opening of the marketing campaign of Corporation «Irkut» with the office in the City of Toulouse (France).
6. To assign to the executive body (Kobzev V.A., Artamonov A.G.), taking into consideration the comments and offers of the members of the Board of Directors, revise the plan of financing the costs related to the opening and keeping the office in the City of Toulouse. The execution term - August 2003.
7. To confirm the calendar plan-schedule of opening of the office in the City of Toulouse (enclosed).

VOTING RESULTS:
YEA - 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №3 spoke: Krivosheiy M.Yu., Tsivilev S.V., Fedorov A.I., Kovalkov V.V., Rozhkov A.A., Boev V.V., Veprev A.A., Ponomarev A.K., Chichikov A.K., Kobzev V.A., Svischenko A.A., Chirikov V.L.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To take into consideration the information about the results of execution of the budget of Corporation «Irkut» for the 2nd quarter and the first six months of 2003.
2. To assign to the financial-economic block (Tsivilev S.V.), taking into account the actual budget execution for the 1st six months, the revised production program, the actual rate of the US dollar, prepare a draft revision of the budget of Corporation «Irkut» for the second six months.
3. All consumers of the budget shall before 1.08.2003 submit to the financial-economic block of Corporation «Irkut» revised budget applications within the framework of the previously established budget directive for 2003.
4. The financial-economic block (Tsivilev S.V.) shall forward the draft revised budget for the second six months to the members of the Board of Directors in advance. To establish the term of submission to the Board of Directors for approval of the draft budget of Corporation «Irkut» for the 2nd six months of 2003 - 25 August 2003.
5. To note that the Plan of measures on reduction of expenditures for 2003, submitted by the executive body to the Board of Directors, has been turned down and the work of the units of Corporation «Irkut» on reduction of the expenditures does not comply with the directive characteristics, established by the Board of Directors.
6. The financial-economic block (Tsivilev S.V.) shall develop, taking into consideration the revision of the budget characteristics of the 2nd six months of 2003 and to forward to the executors of the assignment on reduction of the expenditures for 2003. To submit by August 25, 2003 to the Board of Directors the revised directive characteristics of reduction of the expenditures, approved by the units of Corporation.
7. The financial-economic block (Tsivilev S.V.) shall, jointly with the service of the Vice-President on corporate conduct (Chirikov V.L.) develop recommendations on arrangement of works.on reduction of the expenditures in the units of Corporation and

forward them to the Heads of the units – consumers of the budget.

Voting results:
VOTING RESULTS:
YEA - 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №4 on the course of the works on transfer of the legal address of Corporation «Irkut» to the City of Moscow spoke: Chirikov V.L., Kovalkov V.A., Tsivilev S.V., Rozhkov A.A., Fedorov A.I.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To take into consideration the information on the course of the works on transfer of the legal address of Corporation «Irkut» to the City of Moscow.

Voting results:
VOTING RESULTS:
YEA - 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №4 on the regulation about the Fund of development of Corporation «Irkut» spoke:

THE BOARD OF DIRECTORS HAS DECIDED:

1. To confirm the Regulation on the Fund of development of Corporation «Irkut».

Voting results:
VOTING RESULTS:
YEA - 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №5 spoke: Ionushas V.V.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To confirm the report of the issuer for the 2nd quarter of 2003.

Voting results:
VOTING RESULTS:
YEA - 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Chairman of the
Board of Directors

V.B. Bezverkhny

Open Joint-Stock Company «Scientific-Production Corporation «IRKUT»

MINUTES
August 26, 2003, №5 of the Meeting of the Board of Directors, City of Irkutsk

The Meeting is presided by the Chairman of the Board of Directors Bezverkhny V.B. WAS ATTENDED BY (in the alphabetical order):

Members of the Board of Directors: Boev V.V., Demchenko O.F., Kobzev V.A., Kovalkov V.V., Ponomarev A.K., Fedorov A.I., Chichikov A.K., Tsivilev S.V.;
Heads in charge of Corporation «Irkut»: Veprev A.A., Volnov V.P., Eliseev D.A., Ionushas V.V., Krivosheiy M.Yu., Morozov S.V., Makarov V.I., Markeev V.I., Rusakov P.P., Chirikov V.L.;
- Secretary of the Meeting: Dashevsky V.V.

To take a decision on all items on the Agenda of the Meeting, the quorum has been

secured. Agenda of the Meeting:

1. On the innovation strategy of Corporation «Irkut». On the Temporary Regulation on the order of launching the innovation projects of Corporation «Irkut».

Reporters: Fedorov A.I., Chirikov V.L.

2. On revision of the budget of Corporation «Irkut» for the 2nd six months of 2003. On the directive characteristics of reduction of the expenditures for 2003 in Corporation «Irkut» and directions on the realization thereof.

Reporter: Tsivilev S.V.

3. Control of execution of the decisions, previously taken by the Board of Directors.

3.1. On the course of realization of the Program of re-structuring of Corporation «Irkut».

Reporter: Chirikov V.L.

3.2. On the Regulation on remuneration of the members of the Board of Directors and the Audit Commission of Corporation «Irkut».

Reporter: Eliseev DA.

The Agenda of the Meeting has been approved unanimously.

On item №1 on the innovation strategy of Corporation «Irkut» and on the draft temporary Regulation on the order of launching the innovation projects of Corporation «Irkut» spoke: Fedorov A.I., Bezverkhny V.B., Demchenko O.F., Ponomarev A.K., Boev V.V., Kovalkov V.V., Tsivilev S.V., Veprev A.A., Chirikov V.L.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To make it incumbent on the executive body (Fedorov A.I.), jointly with the daughter structures, included into Corporation «Irkut», to form the Corporate Scientific-Technical

Council. To consider the main purpose of the operation thereof: coordination of the scientific-construction and production possibilities of participants of the Holding for regulation of the effective activity of Corporation in the aircraft building market. The execution term - September-October 2003.

2. To assign to the members of the Board of Directors Fedorov A.I. , Ponomarev A. K. to prepare for submission to the RF Government and the market the Program on concentration of construction-production capacities of the head and daughter companies, included to Corporation «Irkut», and obtaining competitive advantages. The term – September 1, 2003.
3. The executive body (Fedorov A.I.) shall hold a working meeting on creation of purpose investment programs:
   with JSC «OKB of A.S. Yakovlev» on the plane Yak-130. The execution term – September 2003;
   - on BPLA project with participation of JSC «TANTK of G.M. Beriev», JSC «OKB of A.S. Yakovlev». The execution term - September 2003;
   with representatives of the RF Ministry of Defense and the RF Government on the MTA project and to submit the program on MTA as per its results for consideration of the Board of Directors.
4. The member of the Board of Directors Boev V.V. shall prepare and submit for consideration of the Board of Directors offers on the project Be-42. The execution term - September 2003.
5. The executive body (Bezverkhny V.B.) shall develop and submit to the Board of Directors for the approval the draft concept of financing the program Be-200 (taking into account the works of EADS and JSC "TANTK of G.M. Beriev"). The execution term – November 20,2003.
6. The Chairman of the Board of Directors Bezverkhny V.B. shall develop and submit for the next meeting of the Board of Directors the draft Plan of the work of the Board of Directors on formation of the Investment Program of Corporation «Irkut» for the years immediately ahead.
7. To confirm the temporary Regulation on the order of launching the innovation projects of Corporation «Irkut» (enclosed).
8. To make it incumbent on the executive body (Chirikov V.L.), as per the results of the work in the current year, to submit to the Board of Directors offers on perfection the mechanism of launching the innovation projects of Corporation «Irkut».

Voting results:
YEA -8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item №2 on revision of the budget of Corporation «Irkut» for the 2nd six months of 2003, the directive characteristics of reduction of the expenditures for 2003 in Corporation «Irkut» and the trends on the realization thereof spoke: Krivosheiy M.Yu., Fedorov A. I., Bezverkhny V.B., Chichikov A.K., Kovalkov V.V., Boev V.V., Veprev A.A., Tsivilev S.V..

THE BOARD OF DIRECTORS HAS DECIDED:

1. To confirm the revised budget of Corporation «Irkut» for the second six months of 2003, taking into consideration the comments and offers of the members of the Board of Directors, expressed in the course of discussing the draft budget at this Meeting (enclosed). At the same time, the amount of reduction of the expenditure part of the annual

budget will be confirmed at the next Meeting of the Board of Directors.

2. To make it incumbent on the executive body (Tsivilev S.V.) to provide receipt by the income part of the budget of 2003 reimbursement of the export VAT for 12 planes, to be supplied under Contract 77, provided the Schedule of production and supplies is complied with before 30 October 2003.
3. To assign the executive body (Tsivilev S.V.), within a week term, to bring to the attention of the executors in charge the purpose assignments on the budget of Corporation «Irkut» for the second six months of 2003.
4. To assign to the executive body (Kovalkov V.V.) to submit to the Board of Directors for the approval a Plan of measures on realization of the Program of reduction of the expenditures of Corporation «Irkut». The execution term – October 1, 2003.
5. Chairman of the Board of Directors Bezverkhny V.B. shall provide holding at the Meetings of the Board of Directors of monitoring of realization of the decisions of the Board of Directors on reduction of the expenditures.

Voting results:
YEA - 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above mentioned wording.

On item № 3.1. on the course of realization of the Program of re-structuring Corporation «Irkut» spoke: Chirikov V.L., Chichikov A.K., Bezverkhny V.B., Tsivilev S.V., Fedorov A.I., Kovalkov V.V., Kharichkov G.N., Ponomarev A.K., Boev V.V., Veprev A.A.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To take into consideration the information on the course of realization of the Program of re-structuring of Corporation "Irkut".
2. The executive body (Fedorov A.I.) shall carry out talks with the Administration of the City of Irkutsk on separation, before the end of the current year, of ZHKO as an independent business-unit and/or transfer it to the municipality. The term of carrying out the talks - August 2003.

Voting results:
VOTING RESULTS:
YEA - 8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

On item № 3.2 on the Regulation on remuneration of the members of the Board of Directors and the Audit Commission of Corporation «Irkut» spoke: Eliseev D.A.

THE BOARD OF DIRECTORS HAS DECIDED:

1. To take into consideration the information on the mechanism of remuneration of the members of the elective bodies of the Open Joint-Stock Company «Scientific-Production Corporation «Irkut».
2. To forward the drafts Regulation on remuneration of the members of the Board of Directors and the Regulation on remuneration of the members of the Audit Commission to the members of the Board of Directors and the Chairman of the Audit Commission for examination (person in charge – Corporate Secretary Dashevsky V.V.).
3. The members of the Board of Directors, Chairman of the Audit Commission shall

forward to the Board of Directors, before September 15, 2003, their comments and offers on the drafts of these documents.

4. The member of the Board of Directors Tsivilev S.V. shall summarize the comments and offers (p.3) and submit to the Board of Directors for the approval the revised draft of the regulations on remuneration of the members of the elective bodies of the Company. The execution term – October 1, 2003.
5. The Head of the Legal Department Jakushev P.P. shall elaborate a draft agreement with the members of the elective bodies of the Company. The execution term – October 1 of the current year.

Voting results:
YEA-8
NAY - no
ABSTAINED - no
THE DECISION IS TAKEN in the above stated wording.

Chairman of the Board of Directors V.B.Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №6
October 23, 2003
Of the meeting of Board of Directors Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- members of Board of Directors V.V. Boyev, O.F. Demchenko, A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov, S.V. Tsivilev;
Chief executive of Irkut Corporation: D.A. Elyseev;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. On declared shares of Irkut Corporation.
Speaker: D.A. Elyseev
2. On increasing the authorized capital stock of Irkut Corporation by issuing additional shares, placed through closed subscription.
Speaker: S.V. Tsivilev
3. On holding an extraordinary General Meeting of shareholders of Irkut Corporation.
Speaker: V.V. Dashevsky

The agenda was approved unanimously.

D.A. Elyseev spoke on the issue №1

BOARD OF DIRECTORS DECIDED:
1. To recommend to General Shareholders' Meeting to include in the Charter a provision that Irkut Corporation may, in addition to the placed shares, to place 87 894 653 (Eighty seven millions eight hundred ninety four thousand six hundred fifty three) ordinary non-documentary inscribed shares nominal value 3(Three) rubles each. These shares are declared. The declared shares provide the same rights as the placed shares of the respective category (type), stipulated by the Charter of Irkut Corporation.
Result of the voting:
FOR-10
AGAINST – 0
ABSTAINED – 0
DECISION IS PASSED in the above-mentioned wording.

S.V. Tsivilev spoke on the issue №2

BOARD OF DIRECTORS DECIDED:
1. According to the offer of the executive body of Irkut Corporation about increasing the authorized capital of Irkut Corporation by additional issue of 87 894 653 (eighty seven millions eight hundred ninety four thousand six hundred fifty three) ordinary non-documentary inscribed shares by nominal value 3 (Three) rubles each, to recommend to the General Shareholders' Meeting to pass the following decisions:
1.1. To increase the authorized capital of Irkut Corporation by additional issue of 87 894 653 (eighty seven millions eight hundred ninety four thousand six hundred fifty three) ordinary non-

documentary inscribed shares by nominal value 3 (Three) rubles each, placed through closed subscription.

1.2. To specify the following terms of placement of the excess shares:

1.2.1 Shares of the additional Issue (hereinafter referred to as the Shares) shall be placed by means of closed subscription in accordance with the procedure established in the decision on additional shares issue undertaken by Irkut Corporation (hereinafter referred to as the Issue Decision) and in the Prospectus (Offering Circular) for Irkut Corporation securities (hereinafter referred to as the Securities Offering Circular);

1.2.2. Price of the shares to be placed shall be fixed by Board of Directors of Irkut Corporation within the period starting from the date of the share issue state registration, but not later than 2 (two) days before the date of share placement start on the basis of the data obtained in the course of preliminary market survey implemented by Irkut Corporation, or, in cases stated by the legislation of the Russian Federation, on the basis of an independent appraiser conclusion.

1.2.3. Price of the shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares shall be fixed by the Board of Directors of Irkut Corporation not later than 1 (one) day before the notification delivery date; this notification shall contain information on possibility of the pre-empty share purchase right execution on the basis of preliminary market survey being implemented by Irkut Corporation, or, in cases stated in the legislation of the Russian Federation, on the basis of an independent appraiser's conclusion, but not later than 2 (two) days before the date of share placement. Information as regards the decisions of Irkut Corporation Board of Directors, which fixes the price of shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares, shall be disclosed in accordance with the procedure and within the terms stated by normative documents of the Federal Commission for the Securities Market of Russia and by the Issue Decision;

1.2.4. Information as regards the decision of Irkut Corporation Board of Directors fixing the price for shares to be placed shall be disclosed in accordance with the procedure and within the terms stated by normative documents of the Federal Commission for the Securities Market of Russia and by the Issue Decision;

1.2.5. All the Shares shall be placed to MDM-Bank, bld 1, 33, Kotel'nicheskaya nab., Moscow, 115172.

1.2.6. Additional shares shall be completely paid for by Cash assets in Rubles of the Russian Federation at the moment of their purchase in accordance with the Issue Decision and with the Prospectus (Offering circular).

Results of the voting:
FOR -10
AGAINST - 0
Abstained - 0
DECISION IS PASSED in the above-mentioned wording.

V.V. Dashevsky spoke on the issue №3

BOARD OF DIRECTORS DECIDED:

1. To hold an extraordinary General Shareholders' Meeting in the form joint participation of the persons, entitled to take part in General Shareholders' Meeting (hereafter – Meeting) of Open Joint Stock Company "Scientific-Production Corporation "Irkut" (hereafter – Company) November 22 of 2003 at 12 a.m. local time at Gagarin Culture House, address: 2, st. Makarenko, Irkutsk, 6664020. Registration of the Meeting participants starts at 10 a.m. local time.
2. To determine the date of compilation of the list of persons, entitled to take part in General Shareholders' Meeting – October 24, 2003.
3. To approve agenda of the Meeting:
   1.On determining the amount, nominal value, category (type) of the stated shares and the rights, granted by these shares; •

2.On making changes in the Charter of Irkut Corporation;
3.On increasing the authorized capital of Irkut Corporation by issuing additional shares, placed through closed subscription.

4. To approve the order of announcement of the Company's Meeting, the list and order of providing information that is to be provided to the persons, entitled to take part in the Meeting (attached).
5. To approve draft decisions on the issues of the Meeting's agenda (attached)
6. To approve the form and text of ballot-paper for the Meeting (attached).
7. To approve the "Plan for preparing and holding extraordinary General Meeting of shareholders of Irkut Corporation (attached).
8. To approve the «Estimate of expenditures on preparing and holding extraordinary General Meeting of Shareholders of Irkut Corporation November 22, 2003» in total of 394, 333 rubles (attached) and charge the executive body to provide funding of the mentioned activities.

Results of the voting:
FOR-10
AGAINST - 0
ABSTAINED -0

DECISION IS PASSED in the above-mentioned wording.

Chairman
Board of Directors

V.B. Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №16
March 26, 2004,
of the meeting of Board of Directors

Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
- Members of Board of Directors: V.V. Boyev, A.G. Efanov, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, A.K. Chichikov,
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. On approving by Board of Directors conclusion of the Contract ("Deed") between Irkut Corporation, on the one hand, and Bank Credit Suisse First Boston, MDM bank and other parties, on the other hand, containing the provision on making up for a loss to underwriter banks (amount of the deal – over 5% of book value of Irkut Corporation assets, calculated on the accounting data as of the last account date).
Speaker: S.V. Tsivilev
2. On submission to the next Annual General Shareholders' Meeting the issue of approving the Major Transaction - conclusion of the Contract ("Deed") between Irkut Corporation, on the one hand, and Bank Credit Suisse First Boston, MDM bank and other parties, on the other hand, containing the provision on making up for a loss to underwriter banks.
Speaker: S.V. Tsivilev
3. Approving the list of shareholders, entitled to preemptive right to purchase additional shares, placed in accordance with the decision by the extraordinary General Shareholders' Meeting from December 2, 2003, as of December 2, 2003.
Reported by V.V. Dashevsky

The agenda was approved unanimously.

Speakers on issue № 1: S.V. Tsivilev , V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
1. To approve conclusion of the Contract ("Deed") between Irkut Corporation and Bank Credit Suisse First Boston, MDM bank and other parties.
2. To approve assumption by Irkut Corporation of the liability to compensate for losses to the underwriters by including the provision of such compensation in the Contract.
3. To charge President A.I. Fedorov other persons, authorized by him, to agree final terms of the Contract and sign the Contract with such changes thereto.

Results of the voting:
FOR -11 (V.B. Bezverkhny, V.V. Boev, A.G. Efanov, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev , A.K. Chichikov);
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 2: S.V. Tsivilev , V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:

1. To include in the agenda of next Annual General Shareholders' Meeting the issue of approving the Major Transactions - conclusion of the Contract ("Deed") between Irkut Corporation and Bank Credit Suisse First Boston, MDM bank and other parties, containing the provision on making up for a loss to underwriter banks.

Results of the voting:
FOR -11 (V.B. Bezverkhny, V.V. Boev, A.G. Efanov, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev , A.K. Chichikov);
AGAINST - 0;
ABSTAINED - 0;
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 3: V.B. Bezverkhny, V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:
1. To approve the list of shareholders, entitled to preemptive right to purchase additional shares, placed in accordance with the decision by the extraordinary General Shareholders' Meeting from December 2, 2003, as of December 2, 2003 (The list is attached).

Results of the voting:
FOR -11 (.B. Bezverkhny, V.V. Boev, A.G. Efanov, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev , A.K. Chichikov);
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors

V.B. Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №17
March 31, 2004,
of the meeting of Board of Directors
Moscow

The meeting presided by deputy Chairman of Board of Directors A.K. Chichikov was attended by (alphabetically):
- Members of Board of Directors: A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, S.V. Tsivilev ;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. On approving the placement price of additional ordinary non-documentary inscribed shares of Open Joint Stock Company "Scientific-Production Corporation "Irkut (hereinafter – the Company, Irkut Corporation) with nominal value 3 (Three) rubles each (state registration number of the additional issue 1-03-00040-A-001-D, state registration date 06/02/2004), placed through closed subscription in the amount of 87 894 653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) (hereinafter – Shares).
Speaker: S.V. Tsivilev
2. On approving the date of shares placement.
Speaker: S.V. Tsivilev
3. On implementing the preemptive right by the Company's shareholders.
Speaker: S.V. Tsivilev
4. On approving the Loan agreement between Irkut Corporation and Oditers LTD.
Speaker: S.V. Tsivilev

The agenda was approved unanimously.

Speakers on issue №1: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To set the placement price per one share to shareholders, entitled to preemptive right of buying the Shares and Participant in closed subscription – MDM Ban, at the rate of 16 (Sixteen) rubles 78 (seventy Eight) kopeks.

Results of the voting:
FOR-6;
AGAINST -0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №2: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To set the starting date of placement of the Shares – April, 9, 2004.

Results of the voting:
FOR-6;
AGAINST - 0;

ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №3: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve the "Notification on the opportunity to implement the preemptive right to purchase the Shares being placed for shareholders of Open Joint Stock Company "Scientific-Production Corporation "Irkut" (attached).
2. To charge the executive body with notifying the shareholders within 5 (five) workdays on the opportunity to implement the preemptive right to purchase the Shares being placed.

Results of the voting:
FOR -6;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №4: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve the Loan agreement between Irkut Corporation and Oditers LTD, in total amount 1 474 872 277.34 rubles. The loan is granted to increase the current assets of Irkut Corporation. The loan is granted till June 15, 2004 with the right to advanced repayment.

Deputy Chairman of
Board of Directors

A.K. Chichikov

«APPROVED»
by Minutes of the meeting of Board of Directors
of Irkut Corporation
from March 31, 2004 № 17

Open Joint Stock Company "Scientific-Production Corporation "Irkut"
(Irkut Corporation)
Place of business: Bldg 1, 13, st. Novoalexeevskaya, Moscow, 129626
Postal address: p/o Box 155, Bldg 2, 30/7, st. B. Molchanovka, Moscow, 121069
Contact phone: (095) 291-66-61, 777-2101

Notification (Offer)
of opportunity to implement the right to purchase the Shares being placed for shareholders of Open Joint Stock Company "Scientific-Production Corporation "Irkut"

Dear shareholder,

In accordance with the decision of extraordinary General Meeting of Shareholders of Open Joint Stock Company "Scientific-Production Corporation "Irkut" (hereinafter – Company) from December 02, 2003 (Minutes №18) the Company's authorized stock capital is increased by placement of additional ordinary non-documentary inscribed shares in the amount of 87 894 653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) shares with nominal value 3 (Three) rubles each (hereinafter – Shares), placed through closed subscription.

The Issue is registered by Federal Securities Commission; the state registration number of the issue 1-03-00040-A-001-D; date of state registration – February 06, 2004.

The company hereby notifies that you have the right to purchase the floated shares in the amount, proportionate to the amount of placed ordinary non-documentary inscribed Company's shares as of the date of compiling the list of persons, having the preemptive right to purchase the Shares – December 2, 2003.

You have the right to carry out the preemptive right completely or partially. Thus you have the right to acquire the Shares in the amount not above the one proportional to the amount of the placed ordinary Company's shares, belonging to you, on the basis of the data of shareholders' Register of the Company as on December 2, 2003.

This notification on the opportunity to implement the preemptive right is the Company's offer to purchase the Shares being placed.

The highest amount of Shares a shareholder can purchase, is calculated by the formula:

N = A x (87 894 653 / 791 051 875), were

N - the highest amount of Shares a shareholder can purchase;
A – the amount of ordinary shares of Open Joint Stock Company "Scientific-Production Corporation "Irkut", owned by a shareholder, according to the shareholders' Register of the Company as of the date of compiling the list of persons, having the preemptive right to purchase the Shares;
87 894 653 – amount of Shares being placed;

791 051 875 – total amount of placed ordinary shares of Open Joint Stock Company "Scientific-Production Corporation "Irkut».

If as a result of determination of highest amount of the Shares, within the limits of which by the shareholder can implement the preemptive right, the fractional number is formed, you have the right to acquire a part of the Share being placed (fractional share), appropriate to a fractional part of the formed number. The fractional share grants to the shareholder - its holder - the rights granted by the share the appropriate category, in the volume appropriate to a part of the whole share, which it constitutes. The fractional shares are floated equally with the whole shares. In the statement (acceptance) about purchase of the Share the fractional Share should be mentioned by the way of **ordinary fraction**.

The preemptive right should be implemented **within 45 days since the date of sending this notification**.

Procedure of implementing preemptive right to purchase the Shares

If you wish to use the preemptive right to purchase the Shares, then, within 45 days since the date of sending to you this notification you should hand in an application to the Company to purchase the Shares, in free written form. The original of the document on payment for all the Shares, mentioned in the application, is enclosed with the latter. **Application is submitted personally (or shareholder's representative) on workdays at the address: 3, st. Novatorov, Irkutsk, 664020, Open Joint Stock Company "Scientific Production Corporation "Irkut», or send to the same address by a registered letter.**

If 45th day since the date of sending to you this notification is a day-off, first workday after this date is considered the last day. The date of submission when sent by mail is determined by the stamp of the post office from which it is sent.

Application for purchase of the Shares from a natural person should contain the following data:

- Shareholder's name and surname;
- His residential address;
- Amount of purchased Shares;
- His passport data;
- His full postal address;
- His contact phone, fax, e-mail (if available);
- Buyer's bank account to which the money paid for the Shares will be returned if necessary (or other way of money redemption should by mentioned).

If the application is signed by a shareholder's representative, it should be accompanied with a duly drawn-up letter of attorney.

Application for purchase of the Shares from a legal person should contain the following data:

- Full Shareholder's title;
- Its principal place of business;
- Amount of purchased Shares;
- Its full postal address;
- Registration date, registration number and title of registration agency;
- Shareholder's bank accounts;
- Position, name and surname of head of the shareholder's individual executive body, and his contact phone;
- Contact phone, fax, e-mail (if available);
- Buyer's bank account to which the money paid for the Shares will be returned if necessary (or other way of money redemption should by mentioned).

Application from a legal person should be accompanied with the following documents:
- Notarized copy of certificate of state registration of the legal person;
- Document, certifying the authority of head of the shareholder's individual executive body to act on its behalf without power of attorney, as well as letter of attorney of representative of legal, if the latest signs the application.

Submission of your application and payment documents is acknowledged as your acceptance of the Company's offer to purchase the Shares.

Applications that do not meet the above mentioned requirements are not accepted.

If there are ground to reject the application, the Company decides to reject the application.
In case of deciding to reject the Shareholder's application, the paid money, are to be returned to the Shareholder's account, indicate in the Application.

Placement price per one Share

Placement price per Share for shareholders, having preemptive right to purchase Shares and Participant in closed subscription – MDM-Bank is 16 (Sixteen) rubles 78 kopecks.

Terms and procedure of payment for Share s

The purchased Shares are paid for in full. Legal entities pay through cashless settlement, natural person pay through cashless settlement or in cash.
Payment is effected in Russian rubles.
Ruble payments are made to the Company's treasury transferred to the following Company's accounts:
1). Full title: Open Joint Stock Society Business Saving Bank of the Russian Federation Shortcut: Sberbank of Russia Place of business 19, st. Vavilova, Moscow, 117817 Postal address: 19, st. Vavilova, Moscow, 117817 Settlement account: 40702810100020106331 Correspondence account: 30101810400000000225 BIK: 044525225

2). Full title: Closed Joint Stock Society Business Bank «Forpost».
Shortcut: Business Bank «Forpost» Place of business: 113093, Bldg 1, 4 st. Shipok, Moscow Postal address: Bldg 1, 4 st. Shipok, Moscow 113093, Settlement account: 40702810800000000025 Correspondence account: 30101810600000000568 BIK: 044552568

3). Cash money is paid to the Company treasury on workdays from 15.00 till 17.00 at the address: 3, st. Novatorov, Irkutsk, 664020.

Payment for shares by non-residents is regulated by the current Russian law.
Other terms of the Shares' placement are specified in the Issue Decision, which you can peruse at the following address: 3, st. Novatorov, Irkutsk, 664020.
We inform you that, the current Russian law, shareholders that realized their preemptive right to purchase the Shares, for forbidden to make any deals with these Shares before the report on the results of the securities issue passed the state registration.
Please, contact the Company on all problems, related to this Notice, at the following addresses:
3, st. Novatorov, Irkutsk, 664020, contact phone (3952) 32-23-83 121069, p/o Box 155, Bldg 2, 30/7, st. B. Molchanovka, Moscow, contact phone (095) 291-66-61
President A.I. Fedorov
Irkut Corporation

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №18
April 26, 2004,
of the meeting of Board of Directors
Moscow

The meeting presided by Chairman of Board of Directors V.B.Bezverkhny was attended by (alphabetically):
- Members of Board of Directors: V.V. Boev, O.F. Demchenko , V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev ; A.K. Chichikov;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. On convening the Annual General Shareholders' Meeting .
   1.1 Form of holding the General Shareholders' Meeting.
   1.2. Date, location and time of General Shareholders' Meeting .
   1.3. Date of compiling the list of persons, entitled to take part in General Shareholders' Meeting.

Speaker: V.B. Bezverkhny
2. On approval of acquisition deals with shares of OJSC "OKB named after A.S. Yakovlev".
Speaker: S.V. Tsivilev
3. Approving the Issuer's report for Quarter I of 2004.
Speaker: S.V. Tsivilev

The agenda was approved unanimously.

Speaker on issue №1: V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
1. To hold the General Shareholders' Meeting of Irkut Corporation(in the form of joint participation of shareholders to discuss the agenda and take decisions on the submitted issues) with advance delivery of ballot- papers June 26, 2004 at Yu. A. Gagarin Culture Center at the address: 6, st. Makarenko, Irkutsk, 664020; start of the Meeting - 10-00 (local time).
2. To establish the date of compiling the list of persons, entitled to take part in General Shareholders' Meeting – May, 11, 2004.

Results of the voting:
FOR -10;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 2: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve the following acquisition deals with shares of OJSC "OKB named after A.S. Yakovlev":
- securities purchase contract №KPA/03-01 from 11.03.2004 with ZAO IMPULS GROUP for purchase of 303 534 ordinary shares and 16 673 privileged shares OJSC "OKB named after A.S. Yakovlev"for the total amount of 401 036 853,01 rubles;

- securities purchase contract №KPA/03-02 from 25.03.2004 with «Viacom» LTD for purchase of 279 374 ordinary shares and 53 147 privileged shares OJSC "OKB named after A.S. Yakovlev" for the total amount of 416 459 276,03 rubles;
- securities purchase contract №KPA/03-03 from 26.03.2004 with «Rockingham Trading Limited» for purchase of 344 161 ordinary shares of OJSC "OKB named after A.S. Yakovlev" for the total amount of 431 037 561,23 rubles;
- securities purchase contract №KPA/03-04 from 30.03.2004 with «SANDERS» LTD, for purchase of 344 235 ordinary shares and 270 privileged shares of OJSC "OKB named after A.S. Yakovlev" for the total amount of 431 468 397,15 rubles.

Results of the voting:
FOR -10;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 3: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve the Issuer's Report for Quarter I of 2004.

Results of the voting:
FOR -10;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors

V.B. Bezverkhny

Open Joint Stock Company
"Scientific Production Corporation "Irkut"

MINUTES №19
May 25, 2004,
of the meeting of Board of Directors
Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):
Members of Board of Directors: V.V. Boev, O.F. Demchenko , V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev;
Invited employees of Irkut Corporation: A.N. Kireev, M.V. Petrov, V.L. Chirikov;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. Preliminary (for following approval by the Annual General Shareholders' Meeting) approval of the following internal documents of Irkut Corporation;
   1.1 Charter of Irkut Corporation (new edition, June, 2004);
   1.2. Regulations: on Board of Directors of Irkut Corporation, on General Meeting of Irkut Corporation, on President of Irkut Corporation (all in the edition of 2004);
   1.3. Regulation: on Executive Committee of Irkut Corporation, on paying of remunerations and compensations to members of Board of Directors of Irkut Corporation, on paying of remunerations and compensations to members of Auditing Committee of Irkut Corporation, on Fund of Development of Irkut Corporation (edition of 2004);
   1.4. Code of Corporate Conduct of Irkut Corporation (edition of 2004);
   1.5. Modal agreement with member of Board of Directors of Irkut Corporation.
Speakers: V.L. Chirikov M.V. Petrov
2. Approval of Regulations of Board of Directors of Irkut Corporation, Regulations of Board of Irkut Corporation, Regulations on Committees of Board of Directors of Irkut Corporation, Modal agreement with member of Board of Irkut Corporation
Speakers: V.L. Chirikov, M.V. Petrov
3. On nominating the Auditor of Irkut Corporation
Speaker: S.V. Tsivilev
4. Approval of price of 1 (One) ordinary share of Irkut Corporation for the purpose of buying out of shares from shareholders according to clause 75-76 of Federal Law from December 26,1995 № 208-FZ "On Joint-Stock Companies".
Speaker: S.V. Tsivilev
5. On approving the police of Irkut Corporation in the filed of quality management.
Speaker: V.L. Chirikov
6. On annual report of Irkut Corporation:
   6.1. Approval of report on use of internal funds of Irkut Corporation for 2003.
   Speaker: S.V. Tsivilev
   6.2. Approval of report of Board of Directors.
   Speaker: V.B. Bezverkhny
   6.3. Approval of report on observance of Code of Corporate Conduct of Irkut Corporation.
   Speaker: V.L. Chirikov
   6.4. Preliminary (for following approval by the Annual Shareholders' Meeting) approval of financial statements of Irkut Corporation for 2003.
   (annexes: reports of Auditing Committee and Auditor of Irkut Corporation)
   Speaker: S.V. Tsivilev

6.5. On distribution of profit for 2003, including recommendation on the amount of dividends and the order of paying it, formation of the company's internal funds.
Speaker: S.V. Tsivilev
6.6. Preliminary (for following approval by the annual shareholders' Meeting) approval of annual report of Irkut Corporation for 2003.
Speaker: A.I. Fedorov
7. On preparation for Annual General Shareholders' Meeting of Irkut Corporation:
7.1. Approval of the Meeting's agenda;
7.2. Approval of the procedure of notifying shareholders about the Annual General Shareholders' Meeting;
7.3. Approval of the list of information (materials), provided to shareholders in the course of preparation for General Shareholders' Meeting and the order of providing it;
7.4. Approval of draft decisions on the Meeting's agenda issues;
7.5. Approval of the form and text for ballot- paper;
7.6. Approval of the Meeting preparation and holding plan and the cost estimate of the General Shareholders' Meeting .
Speaker: V.V. Dashevsky
8. Other issues.
8.1. On opening representative office of Irkut Corporation in Taganrog.

The agenda was approved unanimously.

Speakers on issue №1: V.L. Chirikov, M.V. Petrov, V.B. Bezverkhny, V.V. Boev, O.F. Demchenko , V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.N. Kireev, V.V. Dashevsky;
BOARD OF DIRECTORS DECIDED:
1. To approve preliminarily the following internal documents of Irkut Corporation:
1.1. Charter of Irkut Corporation (new edition, June, 2004);
1.2. Regulations: on Board of Directors of Irkut Corporation, on General Meeting of Irkut Corporation, on President of Irkut Corporation (all in the edition of 2004);
1.3. Regulation: on Executive Committee of Irkut Corporation, on paying of remunerations and compensations to members of Board of Directors of Irkut Corporation, on paying of remunerations and compensations to members of Auditing Committee of Irkut Corporation, on Fund of Development of Irkut Corporation (edition of 2004);
1.4. Code of Corporate Conduct of Irkut Corporation (edition of 2004);
1.5. Modal agreement with member of Board of Directors of Irkut Corporation.
2. To recommend the Annual General Shareholders' Meeting to approve the following documents:
2.1. Charter of Irkut Corporation (new edition, June, 2004);
2.2. Regulations: on Board of Directors of Irkut Corporation, on General Meeting of Irkut Corporation, on President of Irkut Corporation (all in the edition of 2004);
2.3. Regulation: on Executive Committee of Irkut Corporation, on paying of remunerations and compensations to members of Board of Directors of Irkut Corporation, on paying of remunerations and compensations to members of Auditing Committee of Irkut Corporation, on Fund of Development of Irkut Corporation (edition of 2004);
2.4. Code of Corporate Conduct of Irkut Corporation (edition of 2004);
2.5. Modal agreement with member of Board of Directors of Irkut Corporation.

3. To charge V.L. Chirikov with introducing these documents at the Annual General Shareholders' Meeting.
Note: drafts of mentioned documents are attached.

Results of the voting:

FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Results of the voting on preliminary approval of draft Regulations on on paying of remunerations and compensations to members of Board of Directors of Irkut Corporation:
FOR-6;
AGAINST - 0;
ABSTAINED - 1 (V.V. Boev);
DECISION IS PASSED in the above-mentioned wording.

Note: each of the preliminarily approved documents was voted separately.

Speakers on issue №2: V.L. Chirikov, M.V. Petrov, V.B. Bezverkhny, V.V. Boev, O.F. Demchenko , V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.N. Kireev;
BOARD OF DIRECTORS DECIDED:
1. To approve Order of working of Board of Directors Irkut Corporation, Regulations of Board of Irkut Corporation, the Regulations on Committees of Board of Directors of Irkut Corporation, Modal agreement with member of Board of Irkut Corporation.
Note: drafts of mentioned documents are attached.

Results of the voting:
FOR — 7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.
Note: each of the preliminarily approved documents was voted separately.

Speakers on issue №3: S.V. Tsivilev , A.I. Fedorov;
BOARD OF DIRECTORS DECIDED:
1. To approve the auditing company "Gorislavtsev & Co. Audit" LTD as the Auditor of Irkut Corporation.
To charge S.V. Tsivilev with introducing the Auditor to the Annual General Shareholders' Meeting.

Results of the voting:
FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №4: S.V. Tsivilev ,
BOARD OF DIRECTORS DECIDED:
1. For the purpose of buying out of shares from shareholders according to clause 75-76 of Federal Law from December 26,1995 № 208-FZ "On Joint-Stock Companies" and with regard to the Report on determining the price per one share, performed by the independent appraiser "Consulting and Appraisal Center" LTD, attracted for this purpose by Irkut Corporation, to approve the price of 1 (One) ordinary share of Irkut Corporation in the amount of 15.11 rubles (The report of the independent appraiser "Consulting and Appraisal Center" LTD is attached).

Results of the voting:
FOR -7;

AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №5: V.L. Chirikov
BOARD OF DIRECTORS DECIDED:
1. To approve the police of Irkut Corporation in the filed of quality management (attached).

Results of the voting:
FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №6.1: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To take notice of the information by the executive board that there were no expenses from the Reserve fund and Fund of Development of Irkut Corporation during the reporting period.

Results of the voting:
FOR - 7;
AGAINST - 0;
ABSTAINED - 0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №6.2: V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
1. To approve the Report of Board of Directors of Irkut Corporation (attached).

Results of the voting:
FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №6.3: V.L. Chirikov
BOARD OF DIRECTORS DECIDED:
1. Code of corporate Conduct of Irkut Corporation (edition of 2004)(attached).

Results of the voting:
FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 6.4: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To preliminarily approve the financial statements of Irkut Corporation for 2003.
2. To recommend the Annual General Shareholders' Meeting to approve the financial statements of Irkut Corporation for 2003.
3. To charge A.I. Fedorov with introducing the financial statements of Irkut Corporation for 2003 to the Annual General Shareholders' Meeting.

Results of the voting:

FOR -7;
AGAINST -0;
ABSTAINED - 0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 6.5: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To recommend the Annual General Shareholders' Meeting to distribute net profit for 2003 in the amount of 130 844 161 rubles (0.17 rubles per 1 ordinary share):
- to Reserve fund of Irkut Corporation - 6 542 208 rubles (5% of net profit of Irkut Corporation for 2003);
- for paying dividends - 32 642 075 rubles (allocating 0.04 ruble per 1 ordinary share)
- to Fund of Development of Irkut Corporation - 92 659 878 rubles, including for compensations to members of Board of Directors and Auditing Committee for the period of their office, starting since July of 2004, - 3 500 000 rubles.

Results of the voting:
FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 6.6: A.I. Fedorov
BOARD OF DIRECTORS DECIDED:
1. To preliminarily approve the Annual report of Irkut Corporation for 2003 (attached).
2. To recommend the Annual General Shareholders' Meeting to approve the Annual report of Irkut Corporation for 2003.
To charge A.I. Fedorov with introducing the Annual report of Irkut Corporation for 2003 to the Annual General Shareholders' Meeting.

Results of the voting:
FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue № 7: A.I. Fedorov, V.B. Bezverkhny, V.V. Dashevsky
BOARD OF DIRECTORS DECIDED:
1. To approve the Meeting's agenda (attached).
2. To approve the procedure of notifying shareholders about the Annual General Shareholders' Meeting (attached).
3. To approve the list of information (materials), provided to shareholders in the course of preparation for General Shareholders' Meeting and the order of providing it (attached).
4. To approve draft decisions on the Meeting's agenda issues (attached).
5. To approve the form and text for ballot- paper (attached).
6. To approve the Meeting preparation and holding plan and the cost estimate of the General Shareholders' Meeting in the amount of 824 109 rubles (attached).
7. To charge the executive board to provide funding for preparing and holding the Annual General Shareholders' Meeting, according to the cost estimate and actual expenses. To submit for approval final cost estimate of the General Shareholders' Meeting to Board of Directors by June 25, 2004.

Results of the voting:

FOR -7;
AGAINST - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue № 8.1: V.A. Kobzev
BOARD OF DIRECTORS DECIDED:
1. To open representative office of Irkut Corporation in Taganrog at the address: 16, st. Shmidta, Taganrog, 347922.
2. To charge the executive board (A.I. Fedorov) with submitting for approval the Regulation on Representative Office of Irkut Corporation in Taganrog and a nominee for its head.

Results of the voting:
FOR -7;
Against - 0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors V.B. Bezverkhny

Open Joint Stock Company
'Scientific-Production Corporation "Irkut"

MINUTES №20
June 8, 2004,
of the meeting of Board of Directors
Moscow

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):

- Members of Board of Directors: O.F. Demchenko, A.G. Efanov, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. S.V.Tsivilev ;

Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:

1. Approval by Board of Directors of the Report on results of the additional issue of shares. The Report is attached.

Speaker: S.V. Tsivilev

The agenda was approved unanimously.

Speaker on issue №1: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:

1. To approve the Report on results of the additional issue of ordinary non-documentary inscribed shares in the amount of 87 894 653 (Eighty seven million eight hundred ninety four thousand six hundred fity three) with nominal value 3 (Three) rubles each (attached).

Results of the voting:
FOR - 8;
AGAINST -0;
ABSTAINED -0;
DECISION IS PASSED in the above-mentioned wording.

Chairman
Board of Directors

V.B. Bezverkhny

Open Joint Stock Company
"Scientific Production Corporation "Irkut"

MINUTES №21
June 25, 2004,
of the meeting of Board of Directors

Irkutsk

The meeting presided by Chairman of Board of Directors V.B. Bezverkhny was attended by (alphabetically):

Members of Board of Directors: O.F. Demchenko, A.N. Klemetyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. S.V.Tsivilev; K. Chichikov ;

Chief executives of Irkut Corporation: V.V. Ionushas, V. L. Chirikov, S.V. Yarmilko

Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:

1. On preparation for Annual General Meeting of Shareholders of Irkut Corporation:
   1.1. Report on execution of the Plan of preparing and holding the Meeting;
   1.2. On the Meeting's regulations and working bodies.

Speakers: V.V. Ionushas, V.V. Dashevsky

2. On concluding Credit contracts with Moscow Narodny Bank Ltd (acting through its Singapore branch) of the total amount of $20, 000,000 for 1 year at maximum rate of LIBOR +3.9% annual to finance the current activity.

Speaker: S.V. Tsivilev

3. On increasing total amount of warranty for redemption of advance payments on commission contracts between Irkut Corporation and FGUP Rosoboronexport, provided by Sberbank of Russia for Irkut Corporation, in favor of FGUP Rosoboronexport.

Speaker: S.V. Tsivilev

4. Other issues.
   4.1. On opening representative office of Irkut Corporation in Taganrog.
   Speaker: V.A. Kobzev
   4.2. On changes in schedule of assets inflow in 2004 and actual deviations from execution of product program for first half of 2004 and changes in product and manufacturing programs for second half of 2004 and 2005-2008.

Speaker: S.V. Tsivilev

The agenda was approved unanimously.

Speakers on issue №1: V.V. Ionushas, V.V. Dashevsky, A.I. Fedorov, V.B. Bezverkhny, V.V. Kovalkov

BOARD OF DIRECTORS DECIDED:

1. To take notice of the executive board on preparing the Annual General Shareholders' Meeting of Irkut Corporation.
2. To recommend the Annual General Shareholders' Meeting to approve the Regulations on holding the General Shareholders' Meeting of Irkut Corporation June 26, 2004 (attached).
3. To recommend the Annual General Shareholders' Meeting to approve the following working bodies:

   Presidium: V.B. Bezverkhny, Chairman of Board of Directors; A.I. Fedorov, President; V.V. Kovalkov, Senior Vice-President for AT – Director General of IAP;
   Chairman - V.B. Bezverkhny, Chairman of Board of Directors;
   Secretary - V.V. Dashevsky, Corpoprate Secretary;

Counting commission – The Registrar's working group, headed by I.V. Bobrovnikova;
Minutes' group – P.P. Rusakov, N.V.Vasilyeva, L.V. Markeeva (employees of *Department* of Corporate Activities of Irkut Corporation).

RESULTS OF THE VOTING:
FOR -9 (V.B. Bezverkhny, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.K. Chichikov);
AGAINST - 0;
ABSTAINED - 0.
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №2: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To pass decision on concluding the following agreements between Irkut Corporation (hereinafter – the Company) and Moscow Narodny Bank Ltd (Singapore branch) (hereinafter – the Bank):

(1) The Credit Agreement that is the deal related with the existing Credit Agreement, according to which the Bank will have the right to grant the Company the $20 000 000 (Twenty million) credit on the terms, specified by the Credit Agreement (final version of which is attached to these Minutes as Annex 1); and

(2) the Secure Assignment that is the deal related with the existing Secure Assignment, according to which to guarantee execution of its pledges under the Credit Agreement the Company will stand down all its rights to the assets to be paid or redeemed in the Company's favor from Rosoboronexport based on Commission contract №RB/535611031077-2572 from December 20, 1996 between the Company and Rosoboronexport with regard to the export contract between the Company and Rosoboronexport №RB/535611031077 from November 30, 1996 between Rosoboronexport and Indian Defense Ministry, and amounting at any time to at least 150 (one hundred fifty)per cent of the credit amount under the Credit Agreement (final; version of which is attached to these Minutes as Annex 2).

RESULTS OF THE VOTING:
FOR -9 (V.B. Bezverkhny, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.K. Chichikov);
AGAINST - 0;
ABSTAINED - 0.
DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №3: S.V. Tsivilev
BOARD OF DIRECTORS DECIDED:
1. To approve increase of total amount of warranty for redemption of advance payments on commission contracts between Irkut Corporation and FGUP Rosoboronexport, provided by Sberbank of Russia for Irkut Corporation, in favor of FGUP Rosoboronexport up to $51 705 338 and conclusion of the Bank Guarantee Agreement with Sberbank of Russia, on the basis of which Sberbank of Russia will provide for Irkut Corporation guarantee of advance payments on the following terms:

№	Commission contract	Guarantee amount (USD)	Term
1	№R/335611251563-410026 from 09/06/2004	66 888	31/12/2004
2	№R/335611251593-410186 from 09/06/2004	1 902 911	31/12/2004
3	№R/335611251360-313021 from 09/06/2004	2 713 239	31/12/2004

Other terms of the Bank Guarantee Agreement - in compliance with the current order of providing bank securities, applied by Sberbank of Russia.

2. To approve transfer to Sberbank of Russia to secure pledges of Irkut Corporation on the mentioned credit of legal claims on Commission Contracts №R/335611251563-410026 from 09.06.2004, R/335611251593-410186 from 09/06/2004, R/335611251360-313021 from 09.06.2004 between Irkut Corporation and FGUP Rosoboronexport with exception of the legal claims in the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the commission contracts.

To establish that on the date of Contract of the pledge of the legal claims the worth of the legal claims is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

The worth of the legal claims under the pledge of the legal claims may be adjusted by drawing up an appropriate additional agreement to contract of the pledge. On the date of Contract of the pledge of the legal claims the worth of the legal claims is calculated on the basis of depreciated cost of commission contract, formulated as the cost of commission contract less the amount of expenses of Irkut Corporation, stipulated by items 7.2 and 7.3 of the contract, and the sums transferred to accounts of Irkut Corporation under the contract on this date.

RESULTS OF THE VOTING:
FOR -9 (V.B. Bezverkhny, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.K. Chichikov);
AGAINST - 0;
ABSTAINED - 0.

DECISION IS PASSED in the above-mentioned wording.

Speaker on issue №4.1. "Other issues":V.A. Kobzev
BOARD OF DIRECTORS DECIDED:
1. To approve Regulations on the representative office of Irkut Corporation in Taganrog (attached).

RESULTS OF THE VOTING:
FOR -9 (V.B. Bezverkhny, O.F. Demchenko, A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.K. Chichikov);
AGAINST - 0;
ABSTAINED - 0.

DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №4.2. "Other issues": S.V. Tsivilev , S.V. Yarmilko
BOARD OF DIRECTORS DECIDED :
1. To charge the executive board (A.I. Fedorov) with approving within 2 weeks according to changes in product program for 2004 and product program for 2005-2008.
2. To charge S.V. Tsivilev within July of 2004 to develop in accordance with changed schedule of assets inflow in first half of 2004 and changes of product program for 2004 and changes in product and manufacturing programs for 2005-2008 and submit for approval to Board of Directors changes in budget of Irkut Corporation for second half of 2004.

RESULTS OF THE VOTING:
FOR -9 (V.B. Bezverkhny, O.F. Demchenko , A.N. Klementyev, V.A. Kobzev, V.V. Kovalkov, A.K. Ponomaryov, A.I. Fedorov, S.V. Tsivilev, A.K. Chichikov);
AGAINST - 0;
ABSTAINED - 0.

DECISION IS PASSED in the above-mentioned wording.

Chairman of
Board of Directors

V.B. Bezverkhny

Open Joint Stock Company
"Scientific-Production Corporation "Irkut"

MINUTES №22
June 26, 2004,
of the meeting of Board of Directors

Irkutsk

The meeting presided by Member of Board of Directors A.I. Fedorov was attended by (alphabetically):
Members of Board of Directors: V.M. Aghapkin, V.B. Bezverkhny, O. F. Demchenko, A.I.Isaikin, A.N. Klementyev, N.K. Mikhailova, A.K. Ponomaryov;
Secretary: V.V. Dashevsky

There is quorum to pass decisions on all issues of the meeting's agenda.

The meeting's agenda:
1. Election of Chairman for the Meeting of Board of Directors.
Speaker: A.I. Fedorov
2. Election of Chairman and Deputy Chairman of Board of Directors.
Speaker: A.I. Fedorov
3. On Agreement with member of Board of Directors.
Speaker: V.B. Bezverkhny
4. Other issues.

The agenda was approved unanimously.

Speakers on issue №1: A.I. Fedorov
BOARD OF DIRECTORS DECIDED:
1. To elect A.I. Fedorov Chairman for the Meeting of Board of Directors.

RESULTS OF THE VOTING:
FOR -9
AGAINST - 0;
ABSTAINED - 0.
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №2: A.I. Fedorov
BOARD OF DIRECTORS DECIDED:
1. To elect Chairman of Board of Directors O.F. Demchenko
2. To elect Deputy Chairman of Board of Directors V.B. Bezverkhny

RESULTS OF THE VOTING: FOR -9
AGAINST - 0;
«ABSTAINED» - 0.
DECISION IS PASSED in the above-mentioned wording.

Speakers on issue №3: V.B. Bezverkhny
BOARD OF DIRECTORS DECIDED:
1. Corporate secretary V.V. Dashevsky shall send to members of Board of Directors the draft Agreement (attached).
2. To send to members of Board of Directors signed Agreements within 2 weeks.

3. To charge Chairman of Board of Directors O.F. Demchenko to sign Agreements with members of Board of Directors.

4. To charge Deputy Chairman of Board of Directors V.B. Bezverkhny to sign Agreement with O.F. Demchenko as Chairman of Board of Directors.

RESULTS OF THE VOTING:
FOR -9
AGAINST - 0;
ABSTAINED - 0.
DECISION IS PASSED in the above-mentioned wording.

Chairman of the Meeting
of Board of Directors A.I. Fedorov

Auditing Committee
JSC "Corporation "IRKUT"

MINUTES OF THE MEETING No. 1

27 May, 2003. **Irkutsk**

Presented:

Auditing Committee members:
Ivanova N.V.
Ionushas V.V.
Kanashenok V.V.
Vice-chairman of the Board of Directors Chichikov A.K.

According to item 5.3 of Regulation of Auditing Committee JSC "Corporation "IRKUT" meeting is considered authorized.

Agenda of the meeting

1. Election of Auditing Committee CEO.

Resolved:

1. To elect Ivanova N.V. as the CEO of Auditing Committee.
Voting results: "aye" – 3 persons, "nay" - no, "abstained" - no.

2. To charge Kanashenok V.V. with the minutes of the meeting drawing up.

Voting results: "aye" – 3 persons, "nay" - no, "abstained" - no.

3. Auditing Committee CEO is to introduce the inquiry of Auditing Committee plan of works forming and notify the absent Auditing Committee members of the meeting results.
Voting results: "aye" – 3 persons, "nay" - no, "abstained" - no.

Auditing Committee CEO **/Ivanova N.V./**

Auditing Committee
JSC "Corporation "IRKUT"

MINUTES OF THE MEETING No. 2

30 June, 2003 **Irkutsk**

Presented:

Auditing Committee members:
Ivanova N.V.
Ionushas V.V.
Kanashenok V.V

Quorum to hold the meeting is sufficient.

Agenda of the Meeting:

1. Auditing Committee work plan approval.

1. On the question Auditing Committee CEO Ivanova N.V. reported.

The Committee members were acquainted with suggested work plan for the next period of Auditing Committee work.

The present Committee members agreed with the suggested variant of the work plan.

Auditing Committee CEO is to notify the absent Auditing Committee members of the meeting results.

For the approval of the work plan for 2003-2004 voted:

"aye" – 3 persons, "nay" - no, "abstained" - no.

To charge Kanashenok V.V with the minutes of the meeting drawing up.

Auditing Committee CEO **/Ivanova N.V./**

Auditing Committee
JSC "Corporation "IRKUT"

MINUTES OF THE MEETING No. 3

29 September, 2003. **Irkutsk**

Presented:

Auditing Committee members:

Ivanova N.V
Ionushas V.V.
Kanashenok V.V.

Quorum to hold the meeting is sufficient.

Agenda of the Meeting:

1. Discussions of reports of inspections carried out in accordance with Auditing Committee work plan.

1. On the question the Auditing Committee CEO Ivanova N.V. reported.

Auditing Committee members were provided with:

1. Inventory verification report on stamping production.
2. Certificate of expenses to the account of JSC "Corporation "IRKUT" profit.
3. Report on financial and economic activity of recreation department "Chaika" for recreation season of 2003.

Auditing Committee members agreed with conclusions on the inspections and recommendations given by the inspectors.

Unanimously decided, that Auditing Committee CEO is to inform the General Director of the carried out inspections data.

To charge Ivanova N.V with the minutes of the meeting drawing up.

Auditing Committee CEO **/Ivanova N.V./**

Auditing Committee
JSC "Corporation "IRKUT"

MINUTES OF THE MEETING No. 4

27 November, 2003. **Irkutsk**

Presented:

Auditing Committee members:

Ivanova N.V
Ionushas V.V.
Kanashenok V.V.

Quorum to hold the meeting is sufficient

Agenda of the Meeting:

1. Examination of the work plan realization report of Auditing Committee JSC "Corporation "IRKUT".

1. On the question Auditing Committee CEO Ivanova N.V reported and noted that almost all designated issues have relevant inspection reports.

It was suggested to replace the question " Spot check of loss compensation according to the stamping production inventory results of 2002" with "Actual material availability and document circulation examination in the 21 workshop' cutting section". The necessity of the replacement is due to the request of the Chief Accountant.

Examination of the 13 workshop's (pipe system workshop) activity is decided to be carried out in 2004, dated to the forthcoming Energy Plant restructuring.

The question of overtime work and work on Saturdays is not considered.

According to the labor and wages department chief, in spite of the taken tightened measures on cost reduction at work on Saturdays and overtime and cost limitation, there is a necessity of the inspection.

Auditing Committee members unanimously agreed with the suggested variant of inspections plan refinement, and decided to carry out inspection of Saturday and overtime work in the 1st quarter of 2004.

It was unanimously decided that Auditing Committee CEO is to inform the General Director of audit inspections results.

Auditing Committee CEO **/Ivanova N.V./**

Auditing Committee
JSC "Corporation "IRKUT"

MINUTES OF THE MEETING No. 5

14 January, 2004. **Irkutsk**

Presented:

Auditing Committee members:

Ivanova N.V
Ionushas V.V.
Kanashenok V.V.

Quorum to hold the meeting is sufficient

Agenda of the Meeting

1. Examination of Auditing Committee JSC "Corporation "IRKUT" work results for 2003.

2. Document preparation for writing the Auditing Committee Report.

1. On the 1st question Auditing Committee CEO Ivanova N.V reported on Auditing Committee work results for 2003.

In the course of year the Committee worked according to the plan. 10 audit inspections were planned, 7 out of them were carried out, and following their results Inspection Reports were drawn up and presented to the General Director.

Following the results of 4 inspections the Executive Direction adopted decisions and issued orders.

Three reports of Auditing Committee are not considered, decisions are not made, whereas some results of violations described in the reports need correction.

As a result of the discussion, the proposal of second talk with the General Director was made. Committee members unanimously **resolved** to entrust Auditing Committee CEO Ivanova N.V with this commission and informing the General Director of the rental payments for the leased premises inspection results in accordance to the concluded contracts.

In February 2 inspections are to be held according to the plan:

-expediency of Saturday and overtime work. **Resolved:** to entrust internal audit department along with departments 8 and 50 with carrying out the inspection and drawing up the report of its results.

- inspection of cost expediency and verification of cost charge to the account of JSC "Corporation "IRKUT" funds after tax payment.

2. For drawing out the report of Auditing Committee: to entrust Ivanova N.V. to make financial activity analysis of JSC "Corporation "IRKUT" on the basis of the year accountant's report.

Auditing Committee CEO **/Ivanova N.V./**

Auditing Committee
JSC "Corporation "IRKUT"

MINUTES OF THE MEETING No. 6

13 May, 2004. **Irkutsk**

Presented:

Auditing Committee members:

Ivanova N.V
Ionushas V.V.
Kanashenok V.V.

Quorum to hold the meeting is sufficient.

Meeting agenda:

1. Discussion of the questions on Auditing Committee JSC "Corporation "IRKUT" conclusion for reporting back Shareholders' Meeting.
2. Discussion of work on immovable property registration.
3. Participation in the Board of Directors.

1. On the 1st question on Auditing Committee JSC "Corporation "IRKUT" work in 2003 CEO Ivanova N.V reported; she noted that 8 inspection were carried out by Auditing Committee for the reporting period, including:

- Inspection of net profit expense remaining at the disposal of the company. During the inspection it was discovered, that a part of expenses could be charged for taxation purposes.

- Inspection of rental payments for the leased premises accuracy showed essential divergences (more than 20%) in rental payment for identical objects. In the inspection report presented to the management, reasoned methods of rental payment calculation, permitting to prove rental payment, were proposed.

-Inspection of 21 workshops on cutting with hydro -abrasive plant TSWS4000, inspection act is presented to the management with proposals on improvement of materials and commodity calculation and storage procedure.

Besides, inspections of work time use rationality on weekends are carried out; verification of inventory in stamping production; economic activity of the hotels for 9 month of 2003; inspection of "Chaika" economic activity, etc.

Following the results of the year Auditing Committee prepared finance analysis of JSC "Corporation "IRKUT".

All the members of Auditing Committee agreed with proposal of Mikchailova N.K. on inclusion of performed inspections data and analysis' results to the Auditing Committee Conclusion for reporting back Shareholders' Meeting.

2. On the second question the property department director Kanashenok V.V. reported. He directed attention of Auditing Committee members to insufficient work on immovable property registration. In connection with the current restructuring of the company, this work gains great importance. During 2004 the work on immovable property registration was not performed actually because of financing lack.

Mikhailova N.K. proposed to include in Auditing Committee Conclusion the remark on inadmissibly slow work on immovable property, belonging to the company, registration, in order to raise the question of financing the above-stated work at the Board of Directors' Meeting. All the Auditing Committee members agreed with Mikhailova N.K.

3. On the 3rd question Auditing Committee CEO Ivanova N.V. reported and informed Auditing Committee members of forthcoming meeting of the Board of Directors on 8, June in Moscow. In order to save money on travel expenses of Auditing Committee CEO Ivanova N.V., it was unanimously resolved to direct Mikhailova N.K at the Board of Directors' Meeting as an Auditing Committee representative.

Auditing Committee CEO **/Ivanova N.V./**

JSC
«Scientific Production
Corporation «IRKUT»

THE MINUTES of the Annual General Shareholders' Meeting of the Company
dated 06 of July 2004 No 20
Irkutsk

The full name of the Company: Joint-Stock company "Scientific-production Corporation "IRKUT"
The location of the Company: 13/1, Novoalekseevskay, Moscow, 129626
The type of meeting: The Annual General Shareholders' Meeting of the Company in the shape of the joint presence with the previous ballot-paper sending.
The general meeting data: June 26, 2004.
The location of the meeting: Culture Centre named after Y.A.Gagarin, 6, Makarenko street, Irkutsk, 664020
The meeting agenda: Appendix 1
The mailing address of sending the filled ballot-papers for the items of agenda voting: Irkut Corporation 3, Novatorov street, Irkutsk, 664020 (for a registrar)
The beginning of the shareholders-the meeting participants' registration: 09 o'clock of the local time
The ending of the registration: 12 h. 15 m local time.
The opening time of the meeting: 10h. 15m.; the closing time: 12 h. 50m. of the local time.
The number of the votes possessed by persons included into the list of the persons being entitled to participate in the General Meeting on all the items of agenda – 791,051,875.
The quantity of the votes possessed by the persons who took part in the General Shareholders Meeting on all the items of agenda – 650845498 (82.28%). There was the quorum on all the items of agenda.
The Meeting Labor Bodies:
The Meeting Chairman: The Board of Directors Chairman: V.B. Bezverhniy (according to the Company Charter).
The Meeting Presidium: The Board of Directors Chairman V.B. Bezverhniy, CEO A.I. Fedorov, AT sector Senior Vice-President Kovalkov V.V. –IAZ Directir General.
The Meting Secretary: The Company Corporate Secretary V.V. Dashevskiy
The Minutes Team: P.P. Rusakov, S.A. Valova, R.V. Nizovaya (the employees of the Corporation "Irkut" administrative department who were appointed by the Board of directors; Labor Bodies elected under Board of Directors recommendation (Meeting of Board of Directors dated June 25, 2994 No21) by unanimous vote.
Order of Meeting (app. 2) approved under Board of Directors recommendation (Meeting of Board of Directors dated June 25, 2994 No21) by unanimous vote.
Returning Board: ZAO "Ediny Registrator" according to the Company Chapter, chief of work group- I.V. Bobrovnikovoy.

The main speech regulations, the names of the persons who addressed about each meeting agenda item.

Chairman of the meeting (herein after referred to as "Ch."): Ladies and gentlemen! To speak on meeting's quorum is allowed the work group of our Registrar, Mr. Malkov N. A. (hereinafter referred to as "Reg."), who acts a counting committee at our meeting.

Reg.: By 23 of June we had acquired some ballots from 63 shareholders. 36 shareholders

and their representatives have applied to participate in the meeting. So we have 99 shareholders participating in the meeting, who own in total 650845498 stocks, which is 82,28%. There is quorum to decide on all the matters being on the agenda.

Ch.: So, I declare the annual general meeting of the Irkut Corporation opened.

There are members of the Board of directors and of the Revision Committee present here, candidates for personnel of these bodies, representatives of the Auditor and the Registrar of the Company.

A notice of the meeting (see Appendix 1), the agenda, ballot-papers for/against all the agenda points of the meeting, information on candidates for management and monitoring bodies of the Company, for Auditor of the Company, a balance sheet of the company preliminarily approved by the Board of directors and accompanied by a report of profits and losses for 2003 as well as a program of profit distribution in 2003 recommended by the Board of directors were sent to all the shareholders by registered post. In addition a notice of our meeting was published in the newspaper of "Izvestiya", and the regional newspaper of "Vostochno-Sibirskaya Pravda" on 25 of May this year.

Ladies and gentlemen! We have determined procedure points. Let me acquaint you as usual with the structure of the authorized capital of our Company by 11 May this year, i.e. by the date of our register closing, and to acquaint you in brief with the work of the Board of directors for the accounting period (Appendix 15).

Ch.: Let's move on to the agenda of our meeting! The agenda matters are classified so that we should first consider and vote on approving a new wording of the Charter and other inner documents of the Company, and then move on to discussing on the Annual report of the Company for 2003 and other matters on the agenda left.

Mr. Petrov M.V. has the floor to discuss on the point of approving a new wording of the Charter of the Company.

Mr. Petrov. comments on the contents of the new wording of the Charter of the Company (Appendix 3).

Ch.: If there is anybody willing to ask questions on the project of the new wording of the Charter of the Company, please, do it! No questions. Well, let's get down to approving the new wording of the Charter. Sir Registrar has the floor to explain the rules of voting.

Reg. explains the rules of voting (ballot No. 1), offers to fill in the ballots, and to hand it the work group.

Ch.: The Presidium of the Meeting has the following offer: without having received results of voting for/against the new wording of the Charter to start discussing the following agenda points (No. 2-10): regulations of General meeting of shareholders, of reward and compensation payment, of the Development fund, the Corporate behaviour Code, and Sample Contract with members of the Board (Appendices 4, 5, 6, 7, 8, 9, 10, 11, 12). The floor has Mr. Petrov.

Mr. Petrov. presents a description of documents, which are to be approved by the meeting according to the rules described in the agenda:

- Regulation of General meeting of shareholders (wording of 2004);
- Regulation of the Board of directors (wording of 2004);
- Regulation of the Executive Committee;
- Regulation of President (wording of 2004);
- The Code of Corporate Conduct (wording of 2004);
- Regulation on paying rewards and compensations to members of the Board of directors;
- Regulation on paying rewards and compensations to members of the Auditing committee;
- Model Agreement with a member of the Board of directors;
- Regulation of the Fund of Development (wording of 2004).

Ch.: Are there any questions on the presented documents?

Mr. Fedorov A.I.: The Regulation of the meeting determine a place to hold meetings, which is the city of Irkutsk. But we are an open joint stock company. A big amount of stocks is sold through Moscow exchange markets, i.e. we have holders not only in Irkutsk, but in other regions of Russia too. Is there any opportunity to fix in the inner documents two places to hold meetings: Irkutsk and Moscow, and to allow the Board of directors to choose, which city is more convenient to hold the meeting in question?

Mr. Petrov.: The place to conduct general meetings is to be determined by the Charter and other documents of the Company. Inner documents of the Company are to fix a concrete decision on the place for conducting meetings. In the draft Appendix of general meeting of shareholders of the Irkut Corporation this place is fixed, and it is the city of Irkutsk. It is possible to change it if the meeting of shareholders will decide on the matter accordingly.

Ch.: No more questions, are there? Sir Registrar has the floor to explain the procedure and rules of filling in the ballots.

Reg. explains the rules of voting by the ballots No. 2-10, and offers to fill in them and to pass them on to the work group.

Ch.: Please, read out preliminary results of voting on approving the new wording of the Charter!

Reg.: The preliminary results on approving the new wording of the Charter are as follows: "for" - 99,79% of votes of the meeting participants.

Ch.: Let's continue our work. To discuss on the Annual report, financial statements and profit distribution projects the floor has Mr. Fedorov A.I., the president of the Irkut Corporation.

Mr. Fedorov presents a report (Appendix 13) and proposals by the Board of directors

concerning distribution of the net profit (Appendix 14).
Ch.: We have got an enormous volume of information. Is there anyone willing to ask questions, or to make the figures more precise, or to have the floor on the matter? Nobody. I should say that having quite positive results, we nevertheless don't have enough initiative. To the opposite, we hope that the cumulated potential will help us to develop our corporation.
Sir Registrar, please, explain the rules of voting.

Reg. explains the rules of voting.

Ch.: Let's move on to the next point, which is election of members to the Board of directors. According to the Charter of the Company our shareholders have proposed some candidates for the Board of directors. You have brief biographies of all the candidates. All of them agree to put themselves up for election. Some of the candidates are present here, so you are welcome to ask them questions. One more point: we are to choose up to 11 candidates out of 22 being on election.

The Chairman introduces candidates to be elected to the Board of directors.

Are there any questions to the candidates? No questions. Sir Registrar, may I ask you to explain the rules of cumulative voting?

Per.: Sure. On this matter we are to vote using the ballot No. 4, as we are to choose 11 candidates out of 22 being proposed, the votes of all of you have increased 11 times. You may give them to one or more candidates as well as to divide them in any proportion between all the 11 candidates, but the total of them must be equal to the total of your votes. Also you may vote against or abstain, but only against all the candidates at the same time. Do, please, remember to put your signature and to decode it.

Ch.: While the work group is picking up the ballots, we have time, and I'd like to ask Sir Registrar to announce the results of voting by the ballot No. 2.

Reg.: Preliminary results of voting by the ballot No. 2 are as follows:

- Regulations of General meeting, of the Board of directors, of President, of the Development fund, the Corporate behaviour Code and Sample Contract: "yea" – 99,78% of votes of the meeting participants.
- Regulations of reward and compensation payment to the members of the Board and of the Revision Committee: "yea" - 99,77% of votes of the meeting participants.

Ch.: Let's get down to electing the Revision committee (the ballot No. 5). The rules of proposing candidates for the Revision Committee are equal to the rules of proposing candidates to the Board of directors. The information of the candidates and their consent to be put up for election are here.

If there aren't any questions, please, remind the rules of voting!

Reg.: We are to vote using the ballot No. 5. Here you can see 3 variants of voting.

Only one variant next to each name is to be left. Other variants are to be crossed out. Don't forget to put your signature, please!

Ch.: The next point is to approve the Auditor of the Company. The floor has the senior vice-president of the corporation, Mr. Tsivilev S.V.

Mr. Tsivilev introduces the candidate for the Auditor proposed by the Board of directors.

Ch.: Are there any questions on the candidate for the Auditor of the Company? No questions. Let's vote with the ballot No. 6. The rules of voting are as previously. Please, don't forget to put your signature!

Ch.: Let's move on to the last agenda point – approving a big deal. The floor has the senior vice-president, Mr. Tsivilev.

Mr. Tsivilev explains the essence of approving a big deal, which is concluding a "Deed agreement" between the Irkut Corporation on one part, and the Bank Credit Swiss First Boston, MDM-Bank, on the other part, which contains the regulations of indemnity by the Irkut Corporation to the banks underwriters holding IPO stocks of the Company.

Ch.: Are there any questions?

Mrs. Mizgiriova G.N.: What share placing are we talking about?

Mr. Tsivilev.: It's right those shares, which we have placed with the exchange. If the information is unreliable, we will have to return the money paid for them.

Ch.: As it was said in the beginning of our meeting, more than 1500 new shareholders have joined us. These are right those people, who have bought our shares. The Company has got the money and done new purchases due to the shares having been newly placed.

Are there any more questions? No.

The floor has Sir Registrar.

Reg. explains the rules of voting with the ballot No. 7, asks to leave one variant crossing out all the other ones, to put signature, surname and initials.

He also asks to pass on to the work group the ballots on the other points being not passed on previously as after all the ballots have been picked up the voting for/against all the agenda matters is finished.

Ch.: The discussion on the agenda points of the meeting of shareholders has been finished. So, let's finish voting for/against all the agenda points for today. Right now the time is 12.15. While the counting committee is estimating results of the voting, we may have a break for 10 minutes.

7. After the interval

Ch.: The Counting Commission is ready to inform about the results concerning all items on the agenda.

Reg.: According to preliminary data Agapkin V.M., Bezverkhniy V.B., Demchenko O.M., Isaikin A.I., Klementiev A.N., Mikhailova N.K., Pogosyan M.A., Poletaev M.V., Ponomarev A.K., Fyodorov A.I., Chemezov S.V. are elected to the Board of directors by a majority vote.

Ivanova N.V., Ionushas V.V., Kireev A.N., Kanashenok V.V., Rakushina E.E. are elected to the Auditing Committee with the same vote percentage (99.55 %).

99.91 % voted for approval of the annual report, annual financial statements (including the profit-and-loss report (profit and loss accounts) as well as for profit distribution, including dividend payment (announcement) of open joint-stock company "Scientific - production corporation "Irkut" for 2003.

Closed JSC Audit company "Gorislavtsev & Co. Audit" is approved as the Auditor of the Company.

99.92 % of votes were against the Major transaction.

Ch.: All items on the agenda have been considered. Are there any questions concerning the course of the meeting and its results? That is all, there aren't any questions, are there? I'd like to thank all participants of the meeting for your work. Good-bye.

The meeting has made the following resolutions:

1. To approve the Charter of open joint-stock company "Scientific - production corporation "Irkut" (new wording, June 2004) («yea» 650245762 votes, 99.91%; «nay»- 104195 votes, 0.02%; "abstained" - 3100 votes, 0.00%; recognized as invalid 348605 votes, 0.05%; did not take part in voting 143836 votes, 0.02%)

2. To approve the Regulation of the General shareholders' meeting of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650224817 votes, 99.90%; «nay» - 104195 votes, 0.02%; "abstained" - 0 votes, 0.00%; recognized as invalid 399696 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

3. To approve the Regulation of the Board of directors of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650194192 votes, 99.90%; «nay»- 104195 votes, 0.02%; "abstained" - 30625 votes, 0.00%; recognized as invalid 399696 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

4. To approve the Regulation of the Executive committee of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650122102 votes,

99.89%; «nay»- 104195 votes, 0.02%; "abstained"- 62640 votes, 0.01%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

5. To approve the Regulation of the President of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650153017 votes, 99.89%; «nay»- 104195 votes, 0.02%; "abstained" - 31725 votes, 0.00%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

6. To approve the Code of corporate conduct of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650174542 votes, 99.90%; «nay» - 104195 votes, 0.02%; "abstained" - 10200 votes, 0.00%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

7. To approve the Regulation of reward and compensation payment to members of the Board of directors of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 649811777 votes, 99.84%; «nay»- 161445 votes, 0.02%; "abstained"- 315715 votes, 0.05%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

8. To approve the Regulation of reward and compensation payment to members of the Auditing Committee of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 649977947 votes, 99.87%; «nay» - 161445 votes, 0.02%; "abstained" - 189620 votes, 0.03%; recognized as invalid 399696 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

9. To approve the Model Agreement with members of the Board of Directors of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 650193902 votes, 99.90%; «nay» - 104195 votes, 0.02%; "abstained" - 59540 votes, 0.01%; recognized as invalid 371071 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

10. To approve the Regulation on development fund of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 650190717 votes, 99.90%; «nay»- 135195 votes, 0.02%; "abstained"- 31725 votes, 0.00%; recognized as invalid 371071 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

11. To approve the annual report, annual financial statements (including the profit-and-loss report (profit and loss accounts) of open joint-stock company "Scientific - production corporation "Irkut" as well as for profit distribution, including dividend payment (announcement), except the profit distributed as dividends for the first quarter, six months, nine months of 2003 and losses of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 650241197 votes, 99.91%; «nay»- 104295 votes, 0.02%; "abstained"- 40770 votes, 0.01%; recognized as invalid 315400

votes, 0.05%; did not take part in voting 143836 votes, 0.02%).
Note: for profit distribution see Appendix 14.

12. To elect Agapkin V.M., Bezverkhniy V.B., Demchenko O.M., Isaikin A.I., Klementiev A.N., Mikhailova N.K., Pogosyan M.A., Poletaev M.V., Ponomarev A.K., Fyodorov A.I., Chemezov S.V. to the Board of directors.

13. To elect Ivanova N.V., Ionushas V.V., Kireev A.N., Kanashenok V.V., Rakushina E.E. to the Auditing Committee.

14. To approve CJSC "Gorislavtsev & Co. Audit" is approved as the Auditor of the Company. («yea» - 650322477 votes, 99.92%; «nay» - 106485 votes, 0.02%; "abstained" - 40075 votes, 0.01%; recognized as invalid 287585 votes, 0.04%; did not take part in voting 88876 votes, 0.01%)

The meeting rejected the following resolution:

1. To approve the Major transaction – Contract "Deed" between corporation "Irkut" on the one part and Credit Swiss First Boston Bank, MDM-Bank and other persons on the other part; the contract contains a provision on damage compensation to underwriter banks by corporation "Irkut" («yea» - 13873338 votes, 2.13%; «nay»- 636231459 votes, 97.95%; "abstained"- 310095 votes, 0.05%; recognized as invalid 284485 votes, 0.04%; did not take part in voting 146126 votes, 0.02%)

Chairman of the meeting Bezverkhniy V.B.

Secretary Dashevskiy V.V.

AGENDA of the Annual General Shareholders' Meeting of JSC "Corporation "IRKUT" Dated 26 June 2004

1. Confirmation of the Charter of JSC "Scientific-Production Corporation «IRKUT» (new edition, June 2004);
2. Confirmation of the «Regulation of the General Shareholders' Meeting of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;
3. Confirmation of the «Regulation of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;
4. Confirmation of the «Regulation of the Executive Committee of JSC «Scientific-Production Corporation «IRKUT»;
5. Confirmation of the «Regulation of the President of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;
6. Confirmation of the «Code of Corporate Conduct of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;
7. Confirmation of the «Regulation of paying rewards and compensations to members of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
8. Confirmation of the «Regulation of paying rewards and compensations to members of the Auditing Committee of JSC «Scientific-Production Corporation «IRKUT»;
9. Confirmation of the Model Agreement with a member of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
10. Confirmation of the «Regulation of the Fund of Development of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»,
11. Confirmation of the annual report, annual financial statements (including profit and loss statements (profit and loss accounts) of JSC «Scientific-Production Corporation «IRKUT», as well as of the profit distribution, including paying (announcement) of dividends, except for the profit distributed as dividends for the first quarter, six months, nine months of 2003) and losses of JSC «Scientific-Production Corporation «IRKUT» for 2003;
12. Election of members of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
13. Election of members of the Auditing Committee of JSC «Scientific-Production Corporation «IRKUT»,
14. Confirmation of the auditor of JSC «Scientific-Production Corporation «IRKUT»,
15. Approval of a Major Transaction - Agreement «Deed» between Corporation «IRKUT», on one hand, and Bank Credit Swiss First Boston, MDM-Bank, other legal entities, on the other hand, containing a regulation of reimbursement by Corporation «IRKUT» of the damage to the banks-underwriters.

JSC «Scientific-Production Corporation «Irkut»

Balance Sheet as of 31 December 2003.

Assets	As of the beginning of the accounting period (thousand Rbl.)	As of the end of the accounting period (thousand Rbl.)
Total fixed assets	5131559	7297035
Total current assets	19016991	16670780
Total assets	24148550	23967815
Liabilities	As of the beginning of the accounting period (thousand Rbl.)	As of the end of the accounting period (thousand Rbl.)
Capital and reserves	2862507	2922156
Total long-term liabilities	12348480	14371124
Total current liabilities	8937563	6674535
Total liabilities	24148550	23967815

Profit and Loss Statement of JSC «Scientific-Production Corporation «Irkut» for 2003

	For the current accounting period (thousand Rbl.)	For the similar period of the last year (thousand Rbl.)
Income/loss from operating activity		
Net Revenue (excluding VAT, excise tax)	13 072 236	17 629 159
Cost of sales	7 552 694	11 346 030
Gross profit	5 519 542	6 283 129
Selling expenses	1 759 642	664 451
Administration expenses	975 081	799 660
Operation profit (loss)	2 784 819	4819018
Other income/loss Interests receivable	177 625	93 493
Interests payable	1 993 460	2 028 020
Earnings from equity interest in other companies	2 560	1 363
Other operation income	14 082 803	18 541005
Other operation expenses	14 380 118	18 796 710
Non-operating income	1 964 443	859611
Non-operating expenses	2 311448	3 095 035
Income (loss) before taxation	327 224	394 725
Deferred tax assets	126 594	332 672
Deferred tax liabilities	81 856	353 548
Current income tax	26 456	50 307
Interest fines, penalty fees to budget	14 386	
Extraordinary income		
Extraordinary expenses		95
Net profit (loss) of the accounting period	130 844	323 447

JSC «SCIENTIFIC-PRODUCTION CORPORATION «IRKUT»

City of Moscow **25 May 2004**

On distribution of the net profit of Corporation "Irkut" for 2003
(exhibit to the voting ballot)

Pursuant to the decision of the Board of Directors of Corporation «Irkut» (Minutes dated 25 May 2004), it is recommended that the Annual General Shareholders' Meeting should distribute the net profit of the Company for 2003 in the amount of 130 844 161 Rubles (17 kopecks per 1 common share) as follows:

- to the Reserve Fund of Corporation «Irkut» - 6 542 208 Rubles (5% of the net profit of Corporation «Irkut» for 2003);
- for paying of the dividends - 32 711 040 Rubles (proceeding from the calculation: 4 kopecks per 1 common share);
- to the Fund of Development of Corporation «Irkut» -91 590 913 Rubles, out of them for paying compensations to the members of the Board of Directors and the Auditing Committee in the period of compliance by them with their responsibility, starting from July 2004, - 3 500 000 Rubles.

Board of Directors of Corporation «Irkut»

JSC «SCIENTIFIC-PRODUCTION CORPORATION «IRKUT»

City of Moscow **25 May 2004**

On selection of the external auditor of Corporation «Irkut» for 2004.

The executive body of Corporation «Irkut» has taken a decision about the common external auditor for all companies of the Group of Corporation «Irkut», including JSC «Scientific-Production Corporation «Irkut». To select the auditor, a tender was held among the leading audit companies of the Russian Federation. Offers to take part in the tender were forwarded to the companies, included in the first ten of the best auditors, operating in Russia (as per the rating of the newspaper «Izvestiya»). As per the tender results the company Closed Joint-Stock Company Audit Company "Gorislavtsev and Co. Audit" is offered as the auditor. The Company CJSC Audit Company «Gorislavtsev and Co. Audit» in 2003 audited CJSC «Irkut Aviastep», JSC «Scientific-Research Institute (NII) Ismereniya», incorporated into the Group of Corporation «Irkut». Operation of the company was highly appreciated by the executive bodies, as well as by the shareholders of these companies.

The Company CJSC Auditor Company «Gorislavtsev and Co. Audit» for the Group of Corporation «Irkut» has the following advantages:

- independence of the auditor of the executive body of Corporation «Irkut» and its affiliated and subsidiaries companies;
- the possibility of realization of the common accounting policy within the frameworks of the Group;
- receipt of the auditor conclusion, recognized by outside users of the information;
- carrying out of a simultaneous check of several companies, located in different regions, obtaining the audit conclusion by the term, established by Corporation «Irkut»;
- minimization of the costs for the audit (agreements provide discounts to the cost of the services);
- availability of the access to work with the information, constituting the state secret;
- relatively low cost of one hour of the auditor's work (for the leading company);
- presence of the subsidiary of the company in Rostov-on-Don (reduction of the cost of the audit of CJSC «Beta Air» and JSC «TANTK named after Beriev»);
- branch network;
- control over the number of worked hours from the part of the audited company, the possibility of revision of the costs, if the planned labour-intensiveness of the project has proved to be higher than actual (calculation of the price based on the actual labour-intensiveness);
- the possibility of replacement of any auditor (if the qualification is not sufficient) based on the application of the chief accountant of the company under audit.

Based on the aforesaid we recommend that CJSC Audit Company "Gorislavtsev and Co. Audit" should be selected as the auditor of the companies of the Group of Corporation «Irkut».

The Board of Directors of Corporation «Irkut» at the Meeting dated 20 May of the current year took a decision to recommend that the Annual General Shareholders' Meeting should confirm CJSC Audit Company "Gorislavtsev and Co. Audit" as the auditor of the Company.

Board of Directors of Corporation «Irkut»

INFORMATION on candidates to the Board of Directors of JSC «Scientific-Production Corporation «Irkut»

1. Agapkin Vyacheslav Mikhailovich, born in 1950, General Director of JSC «International Institute of Construction», City of Moscow.
2. Barkovsky Alexandr Fedorovich, born in 1943, Chief Designer of JSC«OKB «Sukhoi».
3. Bezverkhny Valery Borisovich, born in 1959, First Vice-President of JSC «Scientific-Production Corporation «Irkut».
4. Boiko Valery Vladimirovich, born in 1946, Head of Department, CJSC «Management Company RINCOHOLDING», City of Moscow.
5. Vlasov Vadim Igorevich, born in 1964, General Director of JSC «EADS».
6. Victorov Vladimir Anatolyevich, born in 1946, Deputy General Director of JSC «Company «Sukhoi».
7. Demchenko Oleg Fedorovich, born in 1944, President of JSC «OKB named after A.S Yakovlev».
8. Efanov Alexander Gennadyevich, born in 1956, General Director of JSC «OKB named after A.S.Yakovlev».
9. Isaykin Alexey Ivanovich, born in 1952, Chairman of the Board of Directors of «Volga-Dnepr Gulf».
10. Klementyev Alexandr Nikolaevich, born in 1955, Deputy General Director of JSC «Company «Sukhoi».
11. Kobzev Victor Anatolyevich, born in 1949, General Director of JSC «TANTK named after G.M.Beriev».
12. Kovalkov Vladimir Vasilievich, born in 1952, Senior Vice-President of JSC «Corporation «Irkut» on Aeronautical Engineering – General Director of the branch «Irkutsk Aircraft Plant».
13. Korotkov Sergey Sergeevich, born in 1957, First Deputy General Director of JSC «OKB «Sukhoi»
14. Mikhailova Nelya Konstantinovna, born in 1957, Vice-President of CJSC «Company FTK».
15. Pankratyev Anatoly Stepanovich, born in 1938, Deputy Head of Management Development Programs of Civil Aeronautical Engineering, Aeronautical Armament and Military Technology of «Rosaviakosmos».
16. Pogosyan Mikhail Aslanovich, born in 1955, General Director of JSC «OKB «Sukhoi».
17. Poletaev Maxim Vladimirovich, born in 1971, Chairman of the Executive Committee of Baikalsky Bank of the Sberbank of the RF.
18. Ponomarev Alexey Konstantinovich, born in 1959, Director of Inter-Departmental Analytical Center, City of Moscow.
19. Fedorov Alexey Innokentyevich, born in 1952, President of JSC «Scientific-Production Corporation «Irkut».
20. Tsivilev Sergey Victorovich, born in 1961, Senior Vice-President of JSC «Scientific-Production Corporation «Irkut».
21. Chemezov Sergey Victorovich, born in 1952, General Director of FGUP «Rosoboronexport».
22. Shamanin Igor Petrovich, born in 1941, Deputy Chief Designer of JSC «OKB «Sukhoi».

Information About candidates to the Auditing Committee
of JSC «Scientific-Production Corporation «Irkut»

Ivanova Nadezhda Vladimirovna, born in 1955, Head of the Internal Audit Department of IAZ – branch of JSC «Corporation «Irkut»,
Ionushas Vladislav Vladimirovich, born in 1944, Deputy Head of Department on Corporate Activities of JSC «Corporation «Irkut»,
Kireev Alexandr Nikolaevich, born in 1949, Head of the Legal Department of JSC «Corporation «Irkut»,
Kanashenok Vasily Vasilyevich, born in 1963, Head of the Department on Property Management of IAZ – branch of JSC «Corporation «Irkut»,
Rakushina Elena Evgenyevna, born in 1960, Chief Accountant of JSC «Company «Sukhoi».

JSC
«SCIENTIFIC-PRODUCTION
CORPORATION «IRKUT»

City of Moscow **May 25, 2004**

On the Subject of Approval of a
Major Transaction

The Board of Directors of the Corporation «Irkut» March 26, 2004 (Minutes №16 dated March 26, 2004) took a decision about including into the agenda of the next Annual Shareholders' Meeting of the Corporation «Irkut» (the Meeting will be held June 26, 2004) the issue on approval of a Major Transaction – signing of the Agreement ("Deed") between the Corporation «Irkut», on one hand, and the Bank Credit Swiss First Boston, MDM-Bank and other parties, on the other hand, which contains a regulation of reimbursement by the Corporation «Irkut» of the damage inflicted to the banks-underwriters. These banks were drawn by the Corporation «Irkut», during the placement of the additional stocks of the company.

At the same time, according to Clauses 75, 79 of the Federal Law dated December 26, 1995 N 208-FZ "On Joint-Stock Companies» in case if the aforesaid transaction is approved by the General Shareholders' Meeting (the majority of three quarters of the votes of the shareholders – owners of the voting shares, taking part in the General Shareholders' Meeting), shareholders – owners of the voting shares shall be entitled to claim that the Company should redeem all or a part of the shares owned by it, provided that they have voted against approval of the mentioned transaction or have not taken part in the voting on these issues.

Pursuant to point 2. of Clause 77 of the Law, the shares redemption price shall be confirmed by the Board of Directors of the Company, proceeding from the market cost of the shares, which has been determined by the independent appraiser. According to it, to determine the market cost of 1 (One) common share, the Corporation «Irkut» has drawn an independent appraiser - «Consulting and Appraisal Center» Ltd, License for the appraising activity №003595 dated 08.02.2002.

According to the Report o «Consulting and Appraisal Center» Ltd, the market cost of 1 (One) common share of the Corporation «Irkut» as of April 27, 2004 amounts to **15.11** Rubles.

For reference:

The shareholders' claims about redemption by the Company of the shares shall be lodged to the Company at latest within 45 days, following the date of taking the related decision by the General Shareholders' Meeting (i.e. at latest August 10, 2004).

The Company shall redeem the shares from the shareholders, who have lodged the claims about the redemption within 30 days upon expiration of the terms of lodging the shareholders' claims.

The total amount for redemption of the shares can not exceed 10 percent of the cost of the net assets of the Company as of 26.06.2004 (the cost of the net assets of the Corporation shall be calculated on the basis of the latest accounting data, i.e. as of the latest reporting date - 31.03.2004). In case if the total number of shares, in relation to which the redemption claims have been set, exceeds the number of shares, which can be redeemed by the Company, taking into consideration the above mentioned restriction, the shares shall be redeemed from the shareholders pro rata the announced claims.

The shares, redeemed by the Company, shall pass into the disposal of the Company. The mentioned shares do not provide the voting right, are not taken into consideration, while calculating the votes, dividends are not accrued on them. Such shares shall be realized at their market cost at latest within one year, following their redemption date; otherwise, the General Shareholders' Meeting shall take a decision about reduction of the authorized capital of the Company by means of paying off of the mentioned shares.

Board of Directors of the Corporation «Irkut»

Conclusion of the Auditing Committee of JSC «Corporation «Irkut» for 2003.

The Auditing Committee was carrying out the work, according to the Regulation of the Auditing Committee, confirmed by the Shareholders' Meeting of JSC «Corporation «Irkut».

As per the results of the year the accounting has been checked, a financial analysis of the activity of the Company has been performed (refer to Exhibit №1 to this Act).

During the year audit of the financial-economic activity of JSC «Corporation «Irkut» (hereinafter referred to as the "Company") were carried out, pursuant to the Plan of the Auditing Committee for 2003. The results of the audit were considered at the Meetings of the Auditing Committee, the decisions taken in the form of the acts, analytical references, office memos were submitted for consideration to the General Director, Heads of Company's departments, the Chief Accountant, major specialists.

Total 8 audits have been carried out, including:

1) Check of spending the net profit, remaining in the disposal of the enterprise.

The audit was conducted quarterly; analytical references were submitted to the General Director for consideration. During the year 196.4 mln. Rbl. were spent at the account of the net profit *(for reference: in 2002 166 mln. Rbl. were spent at the account of the net profit).*

The conducted analysis of the costs made at the account of the net profit, has shown that a part of the costs could have been accepted for the taxation purposes. Recommendations on this subject were submitted by us in the quarterly analytical notes.

2) Check of the accuracy of application of the prices related to paying for the premises to be leased out.

The Auditing Committee has analyzed the lease agreements for the land property and non-residential premises of the Company. Resulting from it, it has been revealed that according to many agreements there are essential (exceeding 20%) deviations in the rent amount on identical objects, what can entail undesirable tax consequences for the Company. *We have offered grounded methods of the rent calculation, allowing to ground the rent amount and to provide the proper control and the economic profit for the Company from rendering the lease services.*

3) Check of the cutting section of workshop 21 on cutting blanks on water-abrasive installation TC WS 4000;

In 2003 in the cutting section of workshop 21 a new Directive technological process and new Directive technological materials on cutting blanks on water-abrasive installation TC WS 4000, the balance cost of which amounted to 17.7 mln. Rbl., were introduced. The check has shown that at the cutting section there is no proper order of accounting the materials, providing economical spending and safety of the inventory holdings. In the result metal wastes are formed, which are not accounted for anywhere and are written off for the costs. *The Act of the Auditing Committee and recommendations, aimed at provision of safety of the inventory holdings of the Company have been transferred to the Technical Director, at present the related services have elaborated measures, aimed at elimination of the revealed drawbacks.*

4) Check of the rational use of the work time by employees of IAZ on days off

The Auditing Committee jointly with OtiZ checked the expediency of coming to work of the employees on days off, correctness of determining of the worked time for the labour remuneration, compliance by the employees with the labour regulations. The check results have revealed violations in the part of the documentary registration of arrivals to work, control, as well as violations of the RF Labour Code. Payment for the work time or provision of overtime leaves for the time, actually not worked on days off, take place, doubtful is the expediency of arriving to work on days off of the management, as well as employees of economic services of all units checked by us.

• *The Audit Act has been transferred to the Human Resources Director, related measures have been taken. The recurring check, carried out by the Human Resources Department, has shown that the measures undertaken improved the situation on the considered problem.*

5) Besides, the Auditing Committee has carried out the following checks:

- Check of the accuracy of performing inventory in the supply-forming unit;
- Analysis of the financial-economic activity of the hotels for 9 months of 2003;
- - Check of the financial-economic activity of the recreation center «Chaika» for 9 months of 2003;
- Check of using the means of the Company, channeled for education of natural persons in institutions of higher education.
- Inventory of housing property.

- The Auditing Committee considers it necessary to repeatedly draw attention of the shareholders to the intolerably slowly conducted work on registration of the real estate objects, owned by the Company. In relation to the conducted restructuring of the Company, this work has become still more important. At present approximately 22% of the objects have been registered at the Department of Justice. The main reason of the unsatisfactory work in this direction is the absence of financing.

As per the results of the year we have carried out a financial analysis of the company's financial statements, which reflects all essential changes of the assets and liabilities of the Company; these assets and liabilities are, in our opinion, of a definite interest for the shareholders; calculated are the main characteristics of the financial activity of the Company.

In the result of the analysis it has been revealed that net sales of the services has reduced as compared to the last year by 4557 mln. Rbl. (by 26%) and has amounted to 13072 mln. Rbl., including, at the account of reduction of the export of the production by 4442 mln. Rbl. Meanwhile the prime cost of the sold goods, production, works, services has decreased by 3793 mln. Rbl. or by 33 % and has amounted in the accounting year to -7553 mln. Rbl. at the same time, the prime cost reduction is caused mainly by decrease of the realization scopes - by 77 %, and only by 23 % - by increase of the return costs.

A considerable specific weight in the structure of the expenditures is taken up by the expenditures on paying interests on the loaned means and payment for the services of credit organizations, at the same time in the current year as compared to the last year these expenditures have almost doubled.

As per the results of the accounting year the Company has received operating profit of 2785 mln. Rbl., it is by 2034 mln. Rbl. or by 42% less than in the last year. Nevertheless, due to excess of the prime cost reduction rates over the sales reduction rates, the return costs index has risen from 1.55 to 1.73 Rubles, however, due to the growth, as compared to the last year, of selling and administrative expenses by 2.6 and 1.2 times accordingly, the sales profitability has decreased from 27 to 21 %.

Besides, in the accounting period the Company has received the following income, not directly related to its production activity:

Receipts in the form of the interests received in the amount of 178 mln.Rbl., including:

- interests from the deposits– 15 mln. Rbl., what is 4.7 times less than that of the last year (in 2002 – 71mln. Rbl.);
- interests on the loans, granted employees – 2.3 mln. Rbl., 2.3 times more than that of the last year (in 2002 - 1 mln. Rbl.);

- interests on the loan, granted to other organizations - 27 mln. Rbl. (last year - 22 mln. Rbl.);
- interests on the financial promissory notes of other issuers and coupon yield – 131 mln. Rbl.

Profit from selling of promissory notes in the accounting year has amounted to 34 mln. Rbl. If we take into consideration that during the accounting year the total sum of sold promissory notes amounted to 4 183 mln. Rbl., the *profitability on operations with promissory notes amounts to 0,8%.* It shall be stressed that as per the results of the last year the profitability on operations with promissory notes was 4.5 times less and amounted to 0,18%, the profit from realization - 8 962 thousand Rbl.

Out of the non-operating expences, made by the Company in the period under account, the most essential are as follows:

The loss from the exchange rate has amounted to 1 541 mln. Rbl., as compared to the last year it decreased almost 1.5 times;

The expenses on paying taxes and charges in the accounting accounting year have amounted to 206 mln. Rbl., Out of them 203.5 mln. Rbl. (i.e. 98.6 %) – on the property tax.

Losses from the currency sold – 37 mln. Rbl.

Losses from revaluation of the securities -68 mln. Rbl.

Therefore, taking into consideration all non-operating income and expenses for 2003, the Corporation has yielded the financial result – the profit amounting to 523.6 mln. Rbl.

As it has already been mentioned above, the Company has suffered losses, which are not accepted for the taxation purposes (are made at the account of the net profit), in the amount of 196.4 mln. Rbl. for social needs, charity, penalties, fines – paid and others. Taking into consideration these expenditures, the net profit amounts to 130.8 mln. Rbl.

♦ Aiming at determination of the stability of the Company, we have determined the main financial ratios *(calculations and detailed comments are submitted in the "Analysis of the financial-economic activity of JSC "Corporation "Irkut" attached to this Statement),* the analysis of which allows to draw the following conclusions:

♦ The solvency of the enterprise is at quite high level and as compared to the last year has considerably improved. This positive tendency is caused by reduction of the current obligations of the Company by 25 % (mainly at the account of reduction of the debt on the short-term credits and loans as of the reporting date), besides, the influence has been exerted by the factor that the current liabilities amount reduction rate exceeds the current assets

amount reduction rate.

♦ As compared to the last year in the accounting year we can observe some reduction of the financial independence ratios, the ratio of the own and loaned capital and the creditors' immunity ratio, meanwhile, this tendency can be observed for the last 3 years. The low value of the financial independence index, almost 4 times lower that normal, is the evidence of the high dependence of the Company on the borrowed sources.

♦ The ratio of provision with the own current assets shows what part of the working capital is formed at the account of the own current assets. In the accounting year this index has grown up to 60 %, what can be appraised as a positive tendency. It shall be noted that the coefficient has a rather high value, as its normative value is 10%.

♦ The value of the financial stability ratio as compared to the last year has increased and amounts to *0,73,* what is higher than the normative one. It testifies to the fact that the Company possesses a sufficient reserve of the financial stability in the medium-term prospects, however, the enterprise is highly dependent on the long-term borrowed sources.

Conclusions:

Therefore, as per the results of the analysis of the financial-economic activity the Auditing Committee has drawn a conclusion about the fact that in 2003 the Company was successful in its main production activity.

The checks of the accounting have shown that the characteristics, contained in the annual financial statements, are authentic in all essential aspects.

The violations and failings reveled in the process of the work of the Auditing Committee were brought to the attention of the members of the Board of Directors, supervising the field of the activity of the Company, as per the results of the audits related measures were taken, including issued orders, developed measures on elimination of the revealed violations.

Chairman of the Auditing Committee of
JSC «Corporation «Irkut» *Ivanova I.O.*

AUDITOR'S CONCLUSION

«Auditor» Ltd on the financial (accounting) reporting

of the JSC «Scientific-Production Corporation «Irkut»

Addressee:

JSC «Scientific-Production Corporation «Irkut»

Auditor:

Name: «Auditor» Ltd

Location: 664025, p/b 3395, City of Irkutsk, Gagarina Blvd, 38.

State registration: Certificate on making an entry into the Single State Register of Legal Entities dated 23.09.2002, series 38 № 001593269 under the main state registration number 1023801012982.

License: to perform the audit activity № E 002784, issued on the basis of Order of the RF Ministry of Finance № 297 dated December 10, 2002, valid till December 10, 2007.

Is a member of the Institute of Professional Accountants of Russia.

Audited Legal Entity:

Name: JSC «Scientific-Production Corporation «Irkut» (Corporation «Irkut»).

Location: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.

State registration: Certificate on making an entry into the Single State Register of Legal Entities dated 15.12.2003 under the main state registration number 2033801435974.

License: Issued by the Russian Aeronautic-Space Agency for production of aeronautic engineering, including aeronautic engineering of double purpose, № 2100 dated 17.01.2003, valid to 17.01.2008.

We have audited the attached financial (accounting) reporting of the Corporation «Irkut» for the period from 1 January to 31 December 2003 inclusively. The financial (accounting) reporting of the Corporation «Irkut» consists of:

- balance sheet;
- income statement;
- statement on changing the capital;
- cash flow statement;
- exhibit to the balance sheet;
- statement on the purpose use of the received means;
- explanatory note.

Responsibility for preparation and submission of this financial (accounting) reporting shall be borne by the executive body of the Corporation «Irkut». Our obligation is to express the opinion about the authenticity in every essential respect of this reporting and compliance of the order of keeping the accounting with the legislation of the Russian Federation on the basis of the carried out audit.

The main principles and methods of keeping the accounting and preparation of the financial (accounting) reporting of the Corporation «Irkut» comply with the requirements of the Federal Law «On the Accounting» dated 21.11.1996 № 129-FZ, the Regulation of keeping the business accounting and reporting in the Russian Federation, confirmed by Order of the RF Ministry of Finance dated 29.07.1998 № 34n, and the Regulations on the accounting.

We have performed the audit according to:

- Federal Law «On the audit activity» dated 07.08.01 № 119-FZ;
- Federal regulations (standards) of the audit activity, confirmed by the RF Government Decree dated 23.09.02 № 696;
- Regulations (standards) of the audit activity, approved by the Commission on the Audit Activity at the President of the Russian Federation;
- Intra-company regulations (standards) of the audit activity of "Auditor" Ltd

The audit was planned and conducted in such a way as to receive reasonable confidence in the fact that the financial (accounting) reporting does not contain essential distortions. The audit was performed on the sample basis and included tests-based study of the evidences, confirming the importance and disclosure in the financial (accounting) reporting of the information on the financial-economic activity, estimate of the principles and methods of the business accounting, regulations of preparation of the financial (accounting) reporting, determination of the main assessed values, received by the management of the audited legal entity, as well as the appraisal of the general idea about the financial (accounting) reporting. To collect auditor evidences, applied were such methods as inspecting, observation, inquiry, converting and analytical procedures.

We believe that the performed audit provides sufficient grounds to express our opinion about authenticity in every essential respect of the financial (accounting) reporting and compliance of the order of keeping the business accounting with the legislation of the Russian Federation.

In our opinion, the financial (accounting) reporting of the Corporation «Irkut» authentically reflects, in every essential respect, the financial situation as of December 31, 2003, and the results of the financial-economic activity for the period from January 1 to December 31, 2003, inclusively.

20.04.2004

Deputy Director of «Auditor» Ltd: Khoroshun L.S.

Audit Chief: Ostrauskas I.I.

The qualification certificate for implementation of the audit activity in the general audit sphere № 000655, the decision on the issue was taken by TSALAK of the RF Ministry of Finance dated 29 July 1999, Minutes № 70, August 26, 2002, extended for an indefinite term.

JSC "Scientific-Production Corporation "Irkut"

DEAR SHAREHOLDERS,

The Board of directors of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as "Corporation "Irkut"), located at address 3, Novatorov st., Irkutsk 664020, Russian Federation, inform you that the Annual general meeting of shareholders (hereinafter referred to as "the Meeting") will be hold in Gagarin Culture Center on 26 June 2004 at 10:00 AM local time with the following agenda:

1. Confirmation of the Charter of JSC "Scientific-Production Corporation «IRKUT» (new wording, June 2004);
2. Confirmation of the «Regulation of the General Shareholders' Meeting of JSC «Scientific-Production Corporation «IRKUT» (wording as of 2004)»;
3. Confirmation of the «Regulation of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT» (wording as of 2004)»;
4. Confirmation of the «Regulation of the Executive Committee of JSC «Scientific-Production Corporation «IRKUT»;
5. Confirmation of the «Regulation of the President of JSC «Scientific-Production Corporation «IRKUT» (wording as of 2004)»;
6. Confirmation of the «Code of Corporate Conduct of JSC «Scientific-Production Corporation «IRKUT» (wording as of 2004)»;
7. Confirmation of the «Regulation on paying rewards and compensations to members of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
8. Confirmation of the «Regulation on paying rewards and compensations to members of the Audit Commission of JSC «Scientific-Production Corporation «IRKUT»;
9. Confirmation of the Model Agreement with a member of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
10. Confirmation of the «Regulation of the Fund of Development of JSC «Scientific-Production Corporation «IRKUT» (wording as of 2004)»,
11. Confirmation of the annual report, annual financial statements (including profit and loss statements (profit and loss accounts) of JSC «Scientific-Production Corporation «IRKUT», as well as of the profit distribution, including paying (announcement) of dividends, except for the profit distributed as dividends for the first quarter, six months, nine months of 2003) and losses of JSC «Scientific-Production Corporation «IRKUT» for 2003;
12. Election of members of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
13. Election of members of the Audit Commission of JSC «Scientific-Production Corporation «IRKUT»,
14. Confirmation of the auditor of JSC «Scientific-Production Corporation «IRKUT»,
15. Approval of Major Transaction - Agreement «Deed» between Corporation «IRKUT», on one hand, and Bank Credit Swiss First Boston, MDM-Bank, other legal entities, on the other hand, containing a regulation of reimbursement by Corporation «IRKUT» of the damage to the banks-underwriters.

We also inform you that according to Clauses 75, 79 of the Federal Law dated December 26, 1995 N 208-FZ "On Joint-Stock Companies» the voting on issue 15 Approval of a Major Transaction - Agreement «Deed» between Corporation «IRKUT», on one hand, and Bank Credit Swiss First Boston, MDM-Bank, other legal entities, on the other hand, containing a

regulation of reimbursement by Corporation «IRKUT» of the damage to the banks-underwriters.
In case if the foresaid transaction is approved by the General Shareholders' Meeting (the majority of three quarters of the votes of the shareholders – owners of the voting shares, taking part in the General Shareholders' Meeting), shareholders – owners of the voting shares shall be entitled to claim that the Company should redeem all or a part of the shares owned by it, provided that they have voted against approval of the mentioned transaction or have not taken part in the voting on these issues.
The price of 1 common stock in case of Company's buyback is 15,11 roubles.
The stocks buyback is realizing in accordance to the Federal Law "On Joint-Stock Companies" dated 26 December 1995 No 208-FL.
The list of people that are able to take part in the Meeting has been compiled in accordance to the data provided the register of JSC "Scientific-Production corporation "Irkut" on 11 May 2004.
Registrar: Closed joint stock company "Ediny registrator", Irkutsk branch (1, Dzerzhinskogo st., Irkutsk 664003; tel.: (3952)240-380, 322-383.
Registration of meeting participants starts at 09. 00 PM local time, at Gagarin Culture Center.

The information (materials) that shall be available to shareholders during preparation for meeting may be observed within 20 days before the date of the meeting, in the Management department, at address: 9a, Novatorov st., Irkutsk 664020.

Any participant of the meeting shall bring with him/herself the passport or another identification document; any representative shall have a power of attorney and (or) documents certifying his/her right to act on behalf of the shareholder without power of attorney.

For more information, please, contact: telefax (095) 777-2101; (3952) 32-2383; tel. (3952) 56-6798; 56-6867.

The Board of Directors of JSC "Scientific-Production Corporation "Irkut"

Open Joint-Stock Company
Scientific-Production Corporation "IRKUT"

Irkutsk
13 July 2004

Dear Shareholder!

We address you the Voting results of the Annual Shareholder' meeting of Open Joint-Stock Company Scientific-Production Corporation "IRKUT" dated 24 June 2004.

The full name of the Company: Joint-Stock company "Scientific-production Corporation "IRKUT"
The location of the Company: 13/1, Novoalekseevskay, Moscow, 129626
The type of meeting: The Annual General Shareholders' Meeting of the Company in the shape of the joint presence with the previous ballot-paper sending.
The general meeting data: June 26, 2004.
The location of the meeting: Culture Centre named after Y.A.Gagarin, 6, Makarenko street, Irkutsk, 664020
The meeting agenda: Appendix 1
The mailing address of sending the filled ballot-papers for the items of agenda voting: Irkut Corporation 3, Novatorov street, Irkutsk, 664020 (for a registrar)
The beginning of the shareholders-the meeting participants' registration: 09 o'clock of the local time
The ending of the registration: 12 h. 15 m local time.
Opening time of the meeting: 10h. 15m.; the closing time: 12 h. 50m. of the local time.
The number of the votes possessed by persons included into the list of the persons being entitled to participate in the General Meeting on all the items of agenda – 791,051,875.
The quantity of the votes possessed by the persons who took part in the General Shareholders Meeting on all the items of agenda – 650845498 (82.28%). There was the quorum on all the items of agenda.
The Meeting Chairman: The Board of Directors Chairman: V.B. Bezverhniy (according to the Company Charter).
The Meeting Secretary: The Company Corporate Secretary V.V. Dashevskiy
The Meeting Counting Commission: according to the Company Charter the working team of Closed Joint-Stock company "Ediniy rigistrator" under the direction of I.V. Bobrovnikova acted as the Meeting Counting Commission.

The Agenda

1. Confirmation of the Charter of JSC "Scientific-Production Corporation «IRKUT» (new wording, June 2004);
2. Confirmation of the «Regulation of the General Shareholders' Meeting of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;
3. Confirmation of the «Regulation of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;
4. Confirmation of the «Regulation of the Executive Committee of JSC «Scientific-Production Corporation «IRKUT»;
5. Confirmation of the «Regulation of the President of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;

6. Confirmation of the «Code of the Corporate Conduct of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»;
7. Confirmation of the «Regulation paying rewards and compensations to members of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
8. Confirmation of the «Regulation paying rewards and compensations to members of the Auditing Committee of JSC «Scientific-Production Corporation «IRKUT»;
9. Confirmation of the Model Agreement with a member of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
10. Confirmation of the «Regulation of the Fund of Development of JSC «Scientific-Production Corporation «IRKUT» (edition as of 2004)»,
11. Confirmation of the annual report, annual financial statements (including profit and loss statements (profit and loss accounts) of JSC «Scientific-Production Corporation «IRKUT», as well as of the profit distribution, including paying (announcement) of dividends, except for the profit distributed as dividends for the first quarter, six months, nine months of 2003) and losses of JSC «Scientific-Production Corporation «IRKUT» for 2003;
12. Election of members of the Board of Directors of JSC «Scientific-Production Corporation «IRKUT»;
13. Election of members of the Auditing Committee of JSC «Scientific-Production Corporation «IRKUT»,
14. Confirmation of the auditor of JSC «Scientific-Production Corporation «IRKUT»,
15. Approval of a Major Transaction - Agreement «Deed» between Corporation «IRKUT», on one hand, and Bank Credit Swiss First Boston, MDM-Bank, other legal entities, on the other hand, containing a regulation of reimbursement by Corporation «IRKUT» of the damage to the banks-underwriters.

The meeting has made the following resolutions:

1. To approve the Charter of open joint-stock company "Scientific - production corporation "Irkut" (new wording, June 2004) («yea» 650245762 votes, 99.91%; «nay»- 104195 votes, 0.02%; "abstained" - 3100 votes, 0.00%; recognized as invalid 348605 votes, 0.05%; did not take part in voting 143836 votes, 0.02%)

2. To approve the Regulation of the General shareholders' meeting of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650224817 votes, 99.90%; «nay» - 104195 votes, 0.02%; "abstained" - 0 votes, 0.00%; recognized as invalid 399696 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

3. To approve the Regulation of the Board of directors of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650194192 votes, 99.90%; «nay»- 104195 votes, 0.02%; "abstained" - 30625 votes, 0.00%; recognized as invalid 399696 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

4. To approve the Regulation of the Executive committee of open joint-stock company

"Scientific - production corporation "Irkut" («yea» - 650122102 votes, 99.89%; «nay»- 104195 votes, 0.02%; "abstained"- 62640 votes, 0.01%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

5. To approve the Regulation of the President of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650153017 votes, 99.89%; «nay»- 104195 votes, 0.02%; "abstained" - 31725 votes, 0.00%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

6. To approve the Code of corporate conduct of open joint-stock company "Scientific - production corporation "Irkut" (wording of 2004) («yea» - 650174542 votes, 99.90%; «nay» - 104195 votes, 0.02%; "abstained" - 10200 votes, 0.00%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

7. To approve the Regulation of paying rewards and compensations to members of the Board of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 649811777 votes, 99.84%; «nay»- 161445 votes, 0.02%; "abstained"- 315715 votes, 0.05%; recognized as invalid 439771 votes, 0.07%; did not take part in voting 116790 votes, 0.02%)

8. To approve the Regulation of paying rewards and compensations to members of the Auditing Committee of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 649977947 votes, 99.87%; «nay» - 161445 votes, 0.02%; "abstained" - 189620 votes, 0.03%; recognized as invalid 399696 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

9. To approve the Model Agreement with members of the Board of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 650193902 votes, 99.90%; «nay» - 104195 votes, 0.02%; "abstained" - 59540 votes, 0.01%; recognized as invalid 371071 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

10. To approve the Regulation of Development fund of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 650190717 votes, 99.90%; «nay»- 135195 votes, 0.02%; "abstained"- 31725 votes, 0.00%; recognized as invalid 371071 votes, 0.06%; did not take part in voting 116790 votes, 0.02%)

11. To approve the annual report, annual financial statements (including the profit-and-loss report (profit and loss accounts) of open joint-stock company "Scientific - production corporation "Irkut" as well as for profit distribution, including dividend payment (announcement), except the profit distributed as dividends for the first quarter, six months, nine months of 2003 and losses of open joint-stock company "Scientific - production corporation "Irkut" («yea» - 650241197 votes, 99.91%;

«nay»- 104295 votes, 0.02%; "abstained"- 40770 votes, 0.01%; recognized as invalid 315400 votes, 0.05%; did not take part in voting 143836 votes, 0.02%).
Note: for profit distribution see Appendix 14.

12. To elect Agapkin V.M., Bezverkhniy V.B., Demchenko O.M., Isaikin A.I., Klementiev A.N., Mikhailova N.K., Pogosyan M.A., Poletaev M.V., Ponomarev A.K., Fyodorov A.I., Chemezov S.V. to the Board of directors.

13. To elect Ivanova N.V., Ionushas V.V., Kireev A.N., Kanashenok V.V., Rakushina E.E. to the Auditing Committee.

14. To approve closed JSC "Gorislavtsev & Co. Audit" is approved as the Auditor of the Company. («yea» - 650322477 votes, 99.92%; «nay» - 106485 votes, 0.02%; "abstained" - 40075 votes, 0.01%; recognized as invalid 287585 votes, 0.04%; did not take part in voting 88876 votes, 0.01%)

The meeting rejected the following resolution:

1. To approve the Major transaction – Contract "Deed" between corporation "Irkut" on the one part and Credit Swiss First Boston Bank, MDM-Bank and other persons on the other part; the contract contains a provision on damage compensation to underwriter banks by corporation "Irkut" («yea» - 13873338 votes, 2.13%; «nay»- 636231459 votes, 97.95%; "abstained"- 310095 votes, 0.05%; recognized as invalid 284485 votes, 0.04%; did not take part in voting 146126 votes, 0.02%)

The dividends in the amount of 4 kopeks per share will be paid in the following order:

- Natural persons (employees of Corporation Irkut) who live in Irkutsk can receive their dividends in the cash desks of Corporation Irkut.
- Legal persons will receive the dividends in a way of postal transfer or bank transfer to the accounts indicated in the register of shareholders.

Please confirm the accuracy of your account number and mail address till 26 July 2004. In accordance to the clause 91 of the Federal Law "On Joint-Stock companies" additional information is available under request of shareholders to the following address:
129626, Moscow, Novoalekseevskaya st. 13 bld. 1 tel./fax. (095) 290-3434 or 664020, Irkutsk, Novatorov 3, tel/fax: (3952) 322383. The information is also can be find in our website www.irkut.com

BALLOT-PAPER № 1

for voting at the Annual General Shareholders' Meeting of the JSC «Scientific-Production Corporation «Irkut»

Location of the Company: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.
The form of holding the Annual General Shareholders' Meeting – a meeting, joint participation of the persons, entitled to take part in the Meeting.
Date and time of holding the Annual General Shareholders' Meeting: June 26, 2004, 10-00 local time.
The location of holding the Annual General Shareholders' Meeting: DK named after Yu. A. Gagarina (664020, City of Irkutsk, Makarenko Str., 6).

Personal Account № :

____
Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to:

In this part of the ballot-paper a participant of the Meeting shall vote with all shares, owned by him as of May 11, 2004, - the date of drawing up a list of the persons, entitled to participate in the General Shareholders' Meeting; the participant shall have the right to leave unmarked only one voting alternative. Otherwise the ballot-paper will be considered null and void.			This part of the ballot-paper shall be filled in only in case of voting with the shares, acquired (transferred) upon the date of drawing upon the date of drawing up a list of the persons, entitled to participate in the General Meeting as of May 11, 2004. If more than one voting alternative is left in the ballot-paper, indicate the number of votes polled for the related voting alternative, and mark the related square. Otherwise the ballot-paper shall be considered null and void.	
Item put to the vote	Wording of the decision	Voting alternatives	Number of votes	Mark the voting alternatives according to the instructions of new buyer of the shares or the owner of the depositary receipts.
1. Confirmation of the Charter of the JSC «Scientific-Production Corporation «Irkut» (new wording as of June 2004)	To confirm the Charter of the JSC «Scientific-Production Corporation «Irkut» (new wording as of June 2004)	**YEA**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004;
		NAY		☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004;
		Abstained		☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.

Signature of the shareholder (representative)

(Surname, initials - legibly)

*Information on the letter of attorney **

* The shareholder's representative shall indicate his surname and initials (if the representative is a legal entity – the full name), as well as the information on the letter of attorney (№ of the letter of attorney, issue date and the full information about the person who has issued the letter of attorney), based on which it is effective. The letter of attorney shall be attached to the filled in ballot-paper. Otherwise such ballot-paper will not be taken into consideration, while calculating the votes.

While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.

BALLOT-PAPER №2

For voting at the Annual General Shareholders' Meeting of the JSC «Scientific-Production Corporation «Irkut»

Location of the Company: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.
The form of holding the Annual General Shareholders' Meeting – a meeting, joint participation of the persons, entitled to take part in the Meeting.
Date and time of holding the Annual General Shareholders' Meeting: June 26, 2004, 10-00 local time.
The location of holding the Annual General Shareholders' Meeting: DK named after Yu. A. Gagarina (664020, City of Irkutsk, Makarenko Str., 6).

Personal
Account № :

____

Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to:

In this part of the ballot-paper a participant of the Meeting shall vote with all shares, owned by him as of May 11, 2004, - the date of drawing up a list of the persons, entitled to participate in the General Shareholders' Meeting; the participant shall have the right to leave unmarked only one voting alternative. Otherwise the ballot-paper will be considered null and void.			This part of the ballot-paper shall be filled in only in case of voting with the shares, acquired (transferred) upon the date of drawing upon the date of drawing up a list of the persons, entitled to participate in the General Meeting as of May 11, 2004. If more than one voting alternative is left in the ballot-paper, indicate the number of votes polled for the related voting alternative, and mark the related square. Otherwise the ballot-paper shall be considered null and void.	
Item put to the vote	Wording of the decision	Voting alternatives	Number of votes	Mark the voting alternatives according to the instructions of new buyer of the shares or the owner of the depositary receipts.
2.Confirmation of the «Regulation of the General Shareholders' Meeting of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	To confirm the «Regulation of the General Shareholders' Meeting of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	**YEA**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.
		NAY		
		Abstained		
3.Confirmation of the «Regulation of the Board of Directors of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	To confirm the «Regulation of the Board of Directors of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	**YEA**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.
		NAY		
		Abstained		

4. Confirmation of the «Regulation of the Executive Committee of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	To confirm the «Regulation of the Executive Committee of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	**YEA** **NAY** **Abstained**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.
5. Confirmation of the «Regulation of the President of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	To confirm the «Regulation of the President of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	**YEA** **NAY** **Abstained**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy,issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.
6. Confirmation of the «Code of the corporate conduct of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	To confirm the «Code of the corporate conduct of the JSC «Scientific-Production Corporation «Irkut» (wording as of 2004)	**YEA** **NAY** **Abstained**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.
7. Confirmation of the «Regulation of paying remunerations and compensations to the members of the Board of Directors of the JSC «Scientific-Production Corporation «Irkut»	To confirm the «Regulation of paying remunerations and compensations to the members of the Board of Directors of the JSC «Scientific-Production Corporation «Irkut»	**YEA** **NAY** **Abstained**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.

8. Confirmation of the «Regulation of paying remunerations and compensations to the members of the Auditing Committee of the JSC «Scientific-Production Corporation «Irkut»	To confirm the «Regulation of paying remunerations and compensations to the members of the Auditing Committee of the JSC «Scientific-Production Corporation «Irkut»	YEA NAY Abstained		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.
9. Confirmation of the Model Agreement with a member of the Board of Directors of the JSC «Scientific-Production Corporation «Irkut»	To confirm the Model Agreement with a member of the Board of Directors of the JSC «Scientific-Production Corporation «Irkut»	YEA NAY Abstained		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.
10. Confirmation of the «Regulation of the Fund of development of the Joint-Stock Company «Scientific-Production Corporation «Irkut» (wording as of 2004)	To confirm the «Regulation of the Fund of development of the Joint-Stock Company «Scientific-Production Corporation «Irkut» (wording as of 2004)	YEA NAY Abstained		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.

Signature of the shareholder (representative)

(Surname, initials - legibly)

*Information on the letter of attorney **

* The shareholder's representative shall indicate his surname and initials (if the representative is a legal entity – the full name), as well as the information on the letter of attorney (№ of the letter of attorney, issue date and the full information about the person who has issued the letter of attorney), based on which it is effective. The letter of attorney shall be attached to the filled in ballot-paper. Otherwise such ballot-paper will not be taken into consideration, while calculating the votes.

While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.

BALLOT-PAPER № 3

for voting at the Annual General Shareholders' Meeting of the JSC «Scientific-Production Corporation «Irkut»

Location of the Company: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.
The form of holding the Annual General Shareholders' Meeting – a meeting, joint participation of the persons, entitled to take part in the Meeting.
Date and time of holding the Annual General Shareholders' Meeting: June 26, 2004, 10-00 local time.
The location of holding the Annual General Shareholders' Meeting: DK named after Yu. A. Gagarina (664020, City of Irkutsk, Makarenko Str., 6).

Personal Account № :

Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to:

In this part of the ballot-paper a participant of the Meeting shall vote with all shares, owned by him as of May 11, 2004, - the date of drawing up a list of the persons, entitled to participate in the General Shareholders' Meeting; the participant shall have the right to leave unmarked only one voting alternative. Otherwise the ballot-paper will be considered null and void.			This part of the ballot-paper shall be filled in only in case of voting with the shares, acquired (transferred) upon the date of drawing upon the date of drawing up a list of the persons, entitled to participate in the General Meeting as of May 11, 2004. If more than one voting alternative is left in the ballot-paper, indicate the number of votes polled for the related voting alternative, and mark the related square. Otherwise the ballot-paper shall be considered null and void.	
Item put to the vote	Wording of the decision	Voting alternatives	Number of votes	Mark the voting alternatives according to the instructions of new buyer of the shares or the owner of the depositary receipts.
11. Confirmation of the annual report, annual financial statements (including profit and loss statements (profit and loss accounts) of the JSC «Scientific-Production Corporation «Irkut», and distribution of the profit, including payment (announcement) of dividends, except for the profit, distributed as dividends for the first quarter, six months, nine months of 2003) and losses of the JSC «Scientific-Production Corporation "Irkut" for 2003.	To confirm the annual report, annual accounting (including profit and loss statements (profit and loss accounts) of the JSC «Scientific-Production Corporation «Irkut», and distribution of the profit, including payment (announcement) of dividends, except for the profit, distributed as dividends for the first quarter, six months, nine months of 2003) and losses of the JSC «Scientific-Production Corporation "Irkut" for 2003.	**YEA** **NAY** **Abstained**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004; ☐ The voting shall be performed by proxy, '—' issued in relation to the shares, transferred after May 11, 2004; ☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.

Signature of the shareholder (representative)

(Surname, initials - legibly)

Information on the letter of attorney *

* The shareholder's representative shall indicate his surname and initials (if the representative is a legal entity – the full name), as well as the information on the letter of attorney (№ of the letter of attorney, issue date and the full information about the person who has issued the letter of attorney), based on which it is

effective. The letter of attorney shall be attached the filled in ballot-paper. Otherwise such ballot-paper will not be taken into consideration, while calculating the votes.

While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.

BALLOT-PAPER № 4
for voting at the Annual General Shareholders' Meeting of the JSC
«Scientific-Production Corporation «Irkut»

Location of the Company: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.
The form of holding the Annual General Shareholders' Meeting – a meeting, joint participation of the persons, entitled to take part in the Meeting.
Date and time of holding the Annual General Shareholders' Meeting: June 26, 2004, 10-00 local time.
The location of holding the Annual General Shareholders' Meeting: DK named after Yu. A. Gagarina (664020, City of Irkutsk, Makarenko Str., 6).

Personal Account № :

____

Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to: ___________ x 11=_____________

Item Put to Vote:

12. «Election of members of the Board of Directors of the Company»

Wording of the decision: To elect to the Board of Directors of the Company		Voting alternatives		
№/	Candidate's surname, name, patronymic	**YEA**	NAY ALL CANDIDATES	ABSTAINED ON ALL CANDIDATES
1	Agapkin V.M.			
2	Barkovsky A.F.			
3	Bezverkhny V.B.			
4	Boiko V.V.			
5	Vlasov V.I.			
6	Viktorov V.A.			
7	Demchenko O.F.			
8	Efanov A.G.			
9	Isaikin A.I.			
10	Klementyev A.N.			
11	Kobzev V.A.			
12	Kovalkov V.V.			
13	Korotkov S.S.			
14	Mikhailova N.K.			
15	Pankratyev A.S.			
16	Pogosyan M.A.			
17	Poletaev M.V.			
18	Ponomarev A.K.			
19	Fedorov A.I.			
20	Tsivilev S.V.			
21	Chemezov S.V.			
22	Shamanin I.P.			

Signature of the shareholder (representative)

(Surname, initials - legibly)

Information on the letter of attorney *

Attention!

While voting «YEA», you are entitled to poll all votes owned by you fully for one candidate or to distribute them between two and more candidates, meanwhile, the total sum shall comply with the number of votes of this ballot-paper.

* The shareholder's representative shall indicate his surname and initials (if the representative is a legal entity – the full name), as well as the information on the letter of attorney (№ of the letter of attorney, issue date and the full information about the person who has issued the letter of attorney), based on which it is effective. The letter of attorney shall be attached to the filled in ballot-paper. Otherwise such ballot-paper will not be taken into consideration, while calculating the votes.

While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.

BALLOT-PAPER № 5
for voting at the Annual General Shareholders' Meeting of the JSC
«Scientific-Production Corporation «Irkut»

Location of the Company: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.
The form of holding the Annual General Shareholders' Meeting – a meeting, joint participation of the persons, entitled to take part in the Meeting.
Date and time of holding the Annual General Shareholders' Meeting: June 26, 2004, 10-00 local time.
The location of holding the Annual General Shareholders' Meeting: DK named after Yu. A. Gagarina (664020, City of Irkutsk, Makarenko Str., 6).

Personal Account № :

Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to:

Item Put To Vote:
13. «Election of members of the Auditing Committee of the JSC «Scientific-Production Corporation «Irkut»

Wording of the decision: **TO ELECT TO THE AUDITING COMMITTEE**		Voting alternatives		
№	Surname, name, patronymic of the candidate	**YEA**	**NAY**	**ABSTAINED**
1	**Ivanova N.V.**			
2	**Ionushas V.V.**			
3	**Kireev A.N.**			
4	**Kanashenok V.V.**			
5	**Rakushina E.E.**			

Signature of the shareholder (representative)

(Surname, initials - legibly)

*Information on the letter of attorney **

According to the Charter of the Company, the Auditing Committee shall be elected as consisting of 5 people, therefore, you may leave the voting alternative «YEA» not more than on 5 candidates.

Leave only one voting alternative for each candidate. Cross out the unnecessary voting alternatives!
Ballot-papers, corrected in the voting table, unsigned ballot-papers shall not be taken into consideration, while calculating the votes!

* The shareholder's representative shall indicate his surname and initials (if the representative is a legal entity – the full name), as well as the information on the letter of attorney (№ of the letter of attorney, issue date and the full information about the person who has issued the letter of attorney), based on which it is effective. The letter of attorney shall be attached to the filled in ballot-paper. Otherwise such ballot-paper will not be taken into consideration, while calculating the votes.
While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.

BALLOT-PAPER № 6
for voting at the Annual General Shareholders' Meeting of the JSC
«Scientific-Production Corporation «Irkut»

Location of the Company: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.
The form of holding the Annual General Shareholders' Meeting – a meeting, joint participation of the persons, entitled to take part in the Meeting.
Date and time of holding the Annual General Shareholders' Meeting: June 26, 2004, 10-00 local time.
The location of holding the Annual General Shareholders' Meeting: DK named after Yu. A. Gagarina (664020, City of Irkutsk, Makarenko Str., 6).

Personal Account № :

Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to:

In this part of the ballot-paper a participant of the Meeting shall vote with all shares, owned by him as of May 11, 2004, - the date of drawing up a list of the persons, entitled to participate in the General Shareholders' Meeting; the participant shall have the right to leave unmarked only one voting alternative. Otherwise the ballot-paper will be considered null and void.			This part of the ballot-paper shall be filled in only in case of voting with the shares, acquired (transferred) upon the date of drawing upon the date of drawing up a list of the persons, entitled to participate in the General Meeting as of May 11, 2004. If more than one voting alternative is left in the ballot-paper, indicate the number of votes polled for the related voting alternative, and mark the related square. Otherwise the ballot-paper shall be considered null and void.	
Item put to the vote	Wording of the decision	Voting alternatives	Number of votes	Mark the voting alternatives according to the instructions of new buyer of the shares or the owner of the depositary receipts.
14. Confirmation of the Auditor of the JSC «Scientific-Production Corporation «Irkut» CJSC Audit Company «Gorislavtsev and Co. Audit»	To confirm the Auditor of the JSC «Scientific-Production Corporation «Irkut» - CJSC Audit Company «Gorislavtsev and Co. Audit»	**YEA**		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004;
		NAY		☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004;
		Abstained		☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.

Signature of the shareholder (representative)

(Surname, initials - legibly)

*Information on the letter of attorney **

* The shareholder's representative shall indicate his surname and initials (if the representative is a legal entity – the full name), as well as the information on the letter of attorney (№ of the letter of attorney, issue date and the full information about the person who has issued the letter of attorney), based on which it is effective. The letter of attorney shall be attached to the filled in ballot-paper. Otherwise such ballot-paper will not be taken into consideration, while calculating the votes.
While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.

BALLOT-PAPER № 7
for voting at the Annual General Shareholders' Meeting of the JSC
«Scientific-Production Corporation «Irkut»

Location of the Company: 129626, City of Moscow, Novoalekseevskaya Str., 13, bld.1.
The form of holding the Annual General Shareholders' Meeting – a meeting, joint participation of the persons, entitled to take part in the Meeting.
Date and time of holding the Annual General Shareholders' Meeting: June 26, 2004, 10-00 local time.
The location of holding the Annual General Shareholders' Meeting: DK named after Yu. A. Gagarina (664020, City of Irkutsk, Makarenko Str., 6).

Personal Account № :

____

Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to:

In this part of the ballot-paper a participant of the Meeting shall vote with all shares, owned by him as of May 11, 2004, - the date of drawing up a list of the persons, entitled to participate in the General Shareholders' Meeting; the participant shall have the right to leave unmarked only one voting alternative. Otherwise the ballot-paper will be considered null and void.			This part of the ballot-paper shall be filled in only in case of voting with the shares, acquired (transferred) upon the date of drawing upon the date of drawing up a list of the persons, entitled to participate in the General Meeting as of May 11, 2004. If more than one voting alternative is left in the ballot-paper, indicate the number of votes polled for the related voting alternative, and mark the related square. Otherwise the ballot-paper shall be considered null and void.	
Item put to the vote	Wording of the decision	Voting alternatives	Number of votes	Mark the voting alternatives according to the instructions of new buyer of the shares or the owner of the depositary receipts.
15. Approval of Major Transaction – the Agreement «Deed» between the Corporation «Irkut», on one hand, and Bank Credit Swiss First Boston, MDM-Bank, other legal persons, on the other hand, which contains a regulation of reimbursement by the Corporation «Irkut» of the damage inflicted to the banks-underwriters	To approve Major Transaction – the Agreement «Deed» between the Corporation «Irkut», on one hand, and Bank Credit Swiss First Boston, MDM-Bank, other legal persons, on the other hand, which contains a regulation of reimbursement by the Corporation «Irkut» of the damage inflicted to the banks-underwriters	YEA		☐ The voting shall be performed according to the instructions of the buyer of the shares, transferred after May 11, 2004;
		NAY		☐ The voting shall be performed by proxy, issued in relation to the shares, transferred after May 11, 2004;
		Abstained		☐ The voting shall be performed with a part of the shares —' in relation to selling a part of the shares after May 11, 2004. At the same time, the voting person shall mention the number of such votes, polled for the left voting alternative. If the buyer of the shares has given the voting instructions, such votes shall be summed up.

Signature of the shareholder (representative)

(Surname, initials - legibly)

*Information on the letter of attorney **

* The shareholder's representative shall indicate his surname and initials (if the representative is a legal entity – the full name), as well as the information on the letter of attorney (№ of the letter of attorney, issue date and the full information about the person who has issued the letter of attorney), based on which it is effective. The letter of attorney shall be attached to the filled in ballot-paper. Otherwise such ballot-paper will not be taken into consideration, while calculating the votes.

While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.

JOINT-STOCK COMPANY "SCIENTIFIC-PRODUCTION CORPORATION "IRKUT" MINUTES of 16.01.04 No 19of the extraordinary General meeting of shareholders

Full proprietary name of Company: Joint-stock Company «Scientific-Production Corporation «Irkut».
Legal address of Company: 664020 Irkutsk, Novatorov str., 3.
Type of the General meeting of shareholders: extraordinary.
Carrying out form of General meeting of shareholders: absent voting.
Date of General meeting of shareholders: January, 15 - 2004.
General meeting of shareholders location: 664020 Irkutsk, Novatorov str., 3, "Irkut" Corporation.
Agenda of the General meeting of shareholders:

1. About the introducing of amendments and additions to the Regulations of Corporation «Irkut».

Register of persons having right to assist at the General meeting of shareholders, drawn up as of 2, December 2003.
Postal address the filled voting papers were sent to: 664020 Irkutsk, Novatorov str., 3, Corporation «Irkut» (to Registrar).
Quantity of votes, possessed by persons, having right to assist at the general meeting of shareholders: 791 051 875.
Quantity of votes, possessed by the members of the general meeting of shareholders: 730141841.
Chairman of the meeting – President of the Board of Directors of Corporation «Irkut» Bezverkhniy V.B.
Secretary of the meeting - Dashevskiy V.V.

Quorum of the extraordinary general meeting of shareholders:

In accordance with the minutes of the results of voting during the extraordinary General meeting of shareholders of Corporation «Irkut» of 15, January 2004, drawn up by the Registrar of Closed Joint-stock company «Ediny registrar» (applicable), quorum for the taking of decision on the item of agenda is available.

Item put to the vote:

«To make the next amendments and additions to the Regulations of the Joint-stock company «Scientific-Production Corporation «Irkut»:

1. **To state the Article 1.3 in the next redaction:**

«Legal address and postal address of Company: Russian Federation, 129626, Moscow, Novoalekseevskaya str., 13, building 1»

2. **To add a paragraph of the next content in the Article 4.1:**
«Company has a branch office:

Legal address and postal address of the branch office: Russian Federation, 664020, Irkutsk, Novatorov str., 3
Proprietary name of the branch office:
full – **Irkutsk Aircraft Plant,**
short – “IAZ”

The results of voting:

In accordance with the Report of the Counting commission of the results of voting during the extraordinary general meeting of shareholders of the joint-stock company «Scientific-Production Corporation «Irkut» of 15.01.04, drawn up by the Registrar of Closed Joint-stock company “Ediny registrar” (applicable), «yea» the taking of the decision were given 728864621 votes, what equals to 99.83 % of the quantity of votes, possessed by the members of the general meeting of shareholders; «nay» – 373940 votes (0.05%); “abstention” - 92745 votes (0.01%). The voting papers with 810535(0.11%) were declared invalid.

Decision taken by the meeting:

«To make the next amendments and additions to the Regulations of the Joint-stock company «Scientific-Production Corporation «Irkut»:
1. To state Article 1.3 in the next redaction:
«Legal address and postal address of Company: Russian Federation, 429626, Moscow, Novoalekseevskaya str., 13, building 1»
2. To add a paragraph of the next content in the Article 4.1:
«Company has a branch office:
Legal address and postal address of the branch office: Russian Federation, 664020, Irkutsk, Novatorov str,3
name of the branch office:
full – **Irkutsk Aircraft Plant,**
short - IAZ»
To charge the registration of the amendments and additions to the vice-president – General Director Kovalkov Vladimir Vasilyevich.

Chairman of the extraordinary meeting of shareholders,

President of the Board of Directors V.B.Bezverkhniy

Secretary of the extraordinary General meeting of shareholders V.V.Dashevskiy

REPORT OF THE COUNTING COMMISSION ABOUT THE RESULTS OF VOTING DURING THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Joint-stock Company «Scientific-Production Corporation «Irkut» ("Irkut" Corporation)

Irkutsk - 15, January of 2004.

Full proprietary name: Joint-stock Company «Scientific-Production Corporation «Irkut».

Legal address of the Corporation «Irkut»: 664020 Irkutsk, Novatorov str., 3

Type of meeting: extraordinary

Carrying out form of the General meeting of shareholders: absent voting.

Date of the General meeting of shareholders: January, 15 - 2004.

Postal address the filled voting papers were sent to: 664020 Irkutsk, Novatorov str., 3, Corporation "Irkut" (Closed Joint-stock company «Ediny registrar» (Irkutsk branch office).

Full name of the registrar: Closed Joint-stock company «Ediny registrar»:

Legal address of the registrar: St.-Petersburg, Sverdlovskaya nab., 12

Postal address of the registrar: 195009 Saint-Petersburg, Sverdlovskaya nab., 12.

Full name of the registrar branch office: Irkutsk branch office of the Closed Joint-stock company «Ediny registrar»

Legal address of the registrar branch office: Irkutsk, Dzerzhinskogo str., 1

Postal address of the registrar branch office: 664003 Irkutsk, Dzerzhinskogo str., 1, office 903

Register of persons having right to assist at the extraordinary General meeting of shareholders, drawn up in accordance with the register of holders of registered securities of Company as of 02, December 2003.

Date of the drawing up of the report of the Counting commission of the results of voting during the general meeting: 15, January 2004.

AGENDA OF THE GENERAL MEETING:

1. About the introducing of amendments and additions to the Regulations of Corporation «Irkut»

RESULTS OF VOTING ON THE ITEM No1 OF AGENDA

Quantity of votes possessed by the persons having right to assist at the general meeting concerning the Item 1 of agenda - ***791 051 875.***

Quantity of votes possessed by the members of the general meeting concerning the Item 1 of agenda: ***730141841 (92.30%).*** Quorum for the Item No 1 of agenda: available.

Decision on this specific matter is taken if, if it has been voted for by not less than three quarters of the votes, possessed by members of the meeting.

Item of agenda put to the vote: «**About the introducing of amendments and additions to the Regulations of Corporation "Irkut"**

Yea - 728 864 621 votes, what equals to ***99.83*** % of the quantity of votes of the members of the meeting concerning the item of agenda;

Nay - 373 940 votes, what equals to ***0.05*** % of the quantity of votes of the members of the meeting concerning the item of agenda;

ABSTENTION - ***92 745*** votes, what equals to ***0.01*** % of the quantity of votes of the members of the meeting concerning the item of agenda;

The voting papers with ***810 535****(0.11%)* votes were declared invalid.

Decision taken on the Item No 1 of agenda:

To make the next amendments and additions to the Regulations of the Joint-stock Company «Scientific-Production Corporation «Irkut»: 1.To state Article 1.3 in the next redaction:

«Legal address and postal address of Company: Russian Federation, 129626, Moscow, Novoalekseevskaya str., 13, building 1»

2. To add a paragraph of the next content in the Article 4.1:

«Company has a branch office:

- legal address and postal address of the branch office: Russian Federation,664020, Irkutsk, Novatorov str., 3
- name of the branch office:
*- full – **Irkutsk Aircraft Plant**,*
- short — "IAZ"

The present minutes was drawn up in three copies, two - for the Company, one - for Closed Joint-stock company «Ediny registrar», on 2 (Two) sheets each one.

Representative of the Closed Joint-stock company «Ediny registrar» (Letter of attorney No 950 of 22.12.2003) Bobrovnikova I.V.

Joint-stock Company «Scientific-Production Corporation «Irkut»

Moscow **16, January** of 2004.

Dear shareholder!

BALLOT-PAPER

For voting at the extraordinary General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of extraordinary General Shareholders' Meeting is absent voting.
.Date of Ballot-paper receipt closing: January 15, 2004, 17.00 local time.
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

1."**Changes and amendments to "IRKUT" Corporation Charter.**

In this part of the Ballot-Paper the participant votes by all shares which he owned as of December 02, 2003-the date of making the list of the persons, entitled to participate in the General Shareholders' Meeting, and has the right to leave unmarked only one voting variant. Otherwise, the Ballot-Paper is considered invalid	This part of the Ballot-Paper is filled only in case of voting by the shares, acquired (placed) after the date of making the list of persons entitled to participate in the General Shareholders' Meeting - December 02, 2003. If in the Ballot-Paper more than 1 voting variants are marked , indicate the number of votes for the relevant voting variant and make a note in the relevant box, otherwise the Ballot-Paper is considered invalid.

Decision	Voting variants	Number of votes	Mark off the voting variants according to the instructions of new acquirer of shares or depositary receipts owner
To introduce to Scientific Production Corporation "IRKUT" Open Joint Stock Company's Charter the following changes and amendments: 1. Article 1.3 to state in the following wording: *" Place of residence and postal address of the Company: Russian Federation, 129626, Moscow, str. Novoalekseevskaya 13, building 1"* 2. *Article 4.1 to amend with the following paragraph: " The Company has the Branch: Place of residence and postal address of the Branch: Russian Federation, 664020, Irkutsk, str.Novatorov 3. Full name of the Branch- Irkutsk Aircraft Plant, abbreviated name-IAZ"*	**YEA** **NAY** **ABSTAIN**		□ the voting is effected according to the acquirers of shares', placed after December 02,2003, instructions; □ the voting is effected according to the power of attorney, issued in regard to shares, placed after December 02, 2003; □ the voting is effected by a part of shares, due to sale, placed after December 02, 2003. At this the voter indicates the number of such votes, put for the marked voting variant. If the shares' acquirer gave instructions on voting, such votes are summed up.

*Signature of the Shareholder (representative)*____
(Surname, initials legibly)

*Power of attorney requisites** ______________________________

The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts. The power of attorney is to be enclosed to the filled Ballot-Paper. Otherwise, the Ballot-Paper will not be considered.

On the filling of the Ballot-Paper by the shareholder's representative – individual head of executive body, properly certified document of his appointment to this position (with term of office) is enclosed to the filled Ballot-Paper. Otherwise the Ballot-Paper is considered invalid.

JSC "Scientific-Production Corporation "Irkut"

DEAR SHAREHOLDERS,

The Board of directors of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as "Corporation "Irkut"), located at address 3, Novatorov st., Irkutsk 664020, Russian Federation, inform you that the Extraordinary general meeting of shareholders in the form of absence voting (hereinafter referred to as "the Meeting") will be hold on 15.01.04 with the following agenda:

1. Amendments and editions to the Charter of the Company

Registrar: Closed joint stock company "Ediny registrator", Irkutsk branch (1, Dzerzhinskogo st., Irkutsk 664003; tel.: (3952)240-380, 322-383.

The information (materials) that shall be available to shareholders during preparation for meeting may be observed within 20 days before the date of the voting – 15 January 2004, in the department on corporate activity at address: 9a, Novatorov st., Irkutsk 664020.

The deadline for receiving the ballots for voting is 15 January 2004 5:00 PM local time. Mail address for sending ballots: 3, Novatorov st., Irkutsk 664020 to CJSC "Ediny registrator", Irkutsk branch.

The shareholders are considered to be participants of the meeting if their ballots were received in time.

For more information, please, contact: telefax (095) 777-2101; (3952) 32-2383; tel. (3952) 56-6798; 56-6867.

The Board of Directors of JSC "Scientific-Production Corporation "Irkut"

Joint-stock Company «Scientific-Production Corporation «Irkut»

Moscow **16, January** of 2004.

Dear shareholder!

We send you **The Report of the results of voting** during the extraordinary general meeting of shareholders of the Joint-stock Company «Scientific-Production Corporation «Irkut», held on 15, January of 2004.

Full proprietary name of Company: Joint-stock Company «Scientific-Production Corporation «Irkut».

Legal address of Company: 664020 Irkutsk, Novatorov str., 3.

Type of the General meeting of shareholders: extraordinary

Carrying out form of the General meeting of shareholders: absent voting.

Date of the General meeting of shareholders: 15, January 2004.

Meeting location: 664020, Irkutsk, Novatorov str., 3.

Quantity of votes possessed by the persons having right to assist at the general meeting concerning all the Items of agenda — 791051875.

Quantity of votes possessed by the members of the general 1 meeting of shareholders – 730141841. Quorum for agenda of the general meeting of shareholders: available.

Chairman of the meeting — President of the Board of Directors of the Corporation «Irkut» Bezverkhniy V.B.

Secretary of the meeting — corporative secretary of the Corporation «Irkut» Dashevskiy V.V.

Functions of the Counting commission were performed by the task group of the Closed Joint-stock Company «Ediny registrar» Under the direction of the representative of the Irkutsk branch office of the Closed Joint-stock company «Ediny registrar» (664003, Irkutsk, Dzerzhinskogo str., 1, office 903) Bobrovnikova Irina Vladimirovna.

Agenda of meeting:

About the introducing of amendments and additions to the Regulations of Corporation «Irkut»

Decision taken by the meeting:

To make the next amendments and additions to the Regulations of the Joint-stock company «Scientific-Production Corporation «Irkut»:

To state the Article 1.3 in the next redaction:

«Legal address and postal address of Company. Russian Federation, 129626, Moscow,

Novoalekseevskaya str., 13, building 1»

To add a paragraph of the next content in the Article 4.1:

«Company has a branch office:

Legal address and postal address of the branch office: Russian Federation, 664020, Irkutsk, Novatorov str., 3;

Name of the branch office:

full – **Irkutsk Aircraft Plant,**

short name - IAZ»

Results of the voting: «yea» - 728864621(99.83%), «nay» - 373940(0,05%), «abstention» -92745 (0.01%) votes.

Chairman of the extraordinary General

meeting of shareholders V.B. Bezverkhniy

Secretary of the extraordinary General

meeting of shareholders V.V. Dashevskiy

Joint Stock Company
« Scientific-Production Corporation "Irkut"

MINUTES № 18 on 2 December 2003
of an extraordinary general
meeting of shareholders.

Full name of enterprise: Joint Stock Company «Scientific-Production Corporation "Irkut"(herein after referred to as "the Company").

Location: 3, Novatorov st., Irkutsk, 664020 Russia.

Type of meeting: extraordinary meeting of shareholders in the form of a joint session of members (hereinafter referred to as "the Meeting").

Date of meeting: 2 December 2003.

Place of meeting: Gagarin Centre of Culture, 6, Makarenko st., Irkutsk 664020, Russia.

Agenda of meeting: appendix 1.

Registration of shareholders being present at meeting starts at: 10.00 AM by local time.

Registration of shareholders being present at meeting finishes at: 12.40 PM by local time.

Time of meeting opening: 12.00 PM; time of close: 13.30 by local time.

Number of votes of persons included in the list of those having the right to take part in meeting and discuss all the points being on the agenda: 791 051 875.

Number of votes of persons having taken part in discussion of points being on the agenda: 741 727 476 (93,76%) out of total of voting stock. The quorum on all the agenda points was represented.

Working bodies of meeting:

Chairman of the meeting: the Chairman of the Board of Directors is Mr. Bezverkhny V.B. (in accordance with the Charter of the Company).

Presidium of the meeting: The Chairman of the Board of Directors, Mr. Bezverkhny V.B. is Chairman of the Board of Directors, Mr. Fedorov A.I. is President of the Company, Mr. Kovalkov V.V. is General director (were elected by decision of the Board of Directors, Minutes of the meeting of the Board of directors of 5 November 2003, No. 8).

Secretary of meeting: Corporate secretary of the Company is Dashevsky V.V. (elected by decision of the Board of directors, Minutes of meeting of the Board of directors of 5 November 2003, No. 8).

Counting committee of the meeting: In accordance with the Charter of the Company, the duties of the Counting committee are carried out by the working group of closed joint stock company "Ediny registrator", managed by Bobrovnikova I.B. (herein after referred to as "the Registrar").

Minutes taking team: Rusakov P.P., Valova S.A., Vasilieva N.V. (officials of the Management department of the Irkut Corporation, elected in co-ordination with the Registrar).

Main principles of speeches and names of speakers on each point on the agenda.

Chairman of the meeting (herein after referred to as "Ch."): Dear Shareholders! The registration of meeting members, who have arrived at the moment, is finished. Now Mr. Melnikov, the Chairman of the Registrar working team, who is carrying out duties of the Counting committee (hereinafter referred to as "Reg.") is allowed to speak on quorum matters.

Reg.: To participate in the meeting personally 39 shareholders and their representatives have been registered, which makes 741727476 shares; that is 93,76 per cent out of number of voting stock. There is quorum to decide all the agenda matters.

Ch.: I now declare the extraordinary General meeting of shareholders opened. There are responsible officials of the Board of directors and the Auditing committee of the Irkut Corporation present here.

A notice of the meeting (appendix No. 2) was published in a regional newspaper of "Vostochno-Sibirskaya pravda" on 11 November this year, and in a corporate newspaper of Irkutsky aviastroitel".

The Board of directors has also approved a Limit time of the meeting (Appendix No. 1). It has been given to all the registered participants of the meeting.

The Federal law "Of joint stock companies" provides no time limits for voting and agenda of meetings during its work. It is allowed to vote in the beginning of, in the course of, or in the end of meetings.

Voting is carried out by filling in ballots, which were being given to meeting participants by the Registrar in the course of their registration. Before filling in ballots, please, study the rules stated in accordance with requirements of the Federal law "Of joint stock companies" attentively (the rules are places on the back of ballots). Before each voting procedure the Registrar is allowed to speak. He is to explain specially the essence of voting (filling in ballots) for/against each agenda point. Those willing to speak shall put his/her name down with the Secretary. The questions shall be presented to the Secretary in writing, indicating surname, name, patronymic of the shareholder, and if he is represented by a legal entity, that person shall indicate the name of his/her enterprise. A participant speaking in front of a microphone shall introduce him/herself: surname, name, patronymic and the name of his/her enterprise. We need this information to put it into the Minutes as well as questions the speaker may be asked.

First of all I would like to celebrate all of us, shareholders and officials of the Company, with that fact that we have gathered here today to decide matters of issue of additional stock of the Company. It's a very remarkable fact! The history of our joint stock company shows that cases of additional issue of our stock have taken place previously. For example, the last time we decided to increase nominal value of stock and to distribute additional issue in accordance with volume of stocks of each shareholder to increase our authorized capital per value of the fixed assets revaluation. Now we put another goal in front of us: to attract investments at the expense of our stock to provide DEVELOPMENT OF CORPORATION ITSELF. This is the first case for our sector of military mechanical engineering and for the Russian military and industrial sector in general.

The problem of our Corporation support was solved by borrowed funds: credits, bills of exchange. We are the first enterprise in the industry, which placed its bonds in the Russian financial market to provide support of its activities. So, we are nearly to make up our mind to take a new step: to place our stock into the market. We make an additional issue because we are already known in financial market; we are trusted as well as our development strategy, our managers, specialists and workers. It's due to our positive credit background.

This step has been thoroughly considered by the executive body of our Corporation. As a head of the Board of directors and as a senior vice-president I would like to thank all our workers, employees, staff members for their successful work, which allows us to take this corporate and very important step. It is this that is the main result of our work in 2003. I do hope that the shareholders may expect positive results of the financial year.

Now let's get down to the agenda of our meeting.

In order to inform about the first agenda point the floor has Senior vice-president of the Irkut Corporation, Mr. Tsiviliov S.V.

Mr. Tsiviliov S.V. explains the reason for additional issue and for inclusion of rules of declared stock (analyst report – Appendix 3).

Ch.: Are there any questions? No.

In order to explain the rules of voting the floor has the Registrar.

Reg.: Let's get down to discussing the 1st agenda point.

The point to be decided, which was approved by the Board of directors beforehand, is also under No. 1. Here, apart from this information, there are three voting alternatives. Only one shall be left, the other two shall be crossed out.

It is necessary to study the rules of filling in ballots, especially for those, whose number of stocks has changed after 6 November 2003 (for example, the stocks have been sold out partially or completely, or purchased, and so on). Such shareholders shall act strictly in accordance with the instruction, stated on the back of ballots. If there are any difficulties with filling in ballots, please, contact employees of the Registrar.

Collection of ballots

Ch.: Let's continue with the agenda. Mr. Tsiviliov, the Sinior vice-president has the floor.

Mr. Tsiviliov S.V. explains the reasons to decide a new wording of the Charter of the Company and its proclamation.

1. In accordance with the Russian law in force, the corporate right to issue securities is limited by the number of stocks indicated in the Charter. The wording of the Charter of the Irkut Corporation approved at a General meeting of shareholders in May 2003 includes no statement of declared stocks.In the new wording of the Charter to be approved by participants of the meeting this statement is included into Clause 5.1: «In addition to placed shares the Company has the right to place 87 894 653 (Eighty-seven million eight hundred and ninety-four thousand six hundred and fifty-three) ordinary nominal stocks of nominal value of 3 (three) roubles each one. These stocks are declared. Declared stocks give the same rights as placed stocks of a corresponding category (type) provided by the Charter".

2. Because of circumstances beyond the control of corporation, the Charter's statements of Moscow address of corporation, and of the branch in Irkutsk (the Irkutsk aircraft factory) approved by the General meeting of shareholders earlier, shall be changed as follows:

- Clause 1.3 shall be: «The location and postal address of the Company: 3, Novatorov st., Irkutsk, 664020, Russian Federation";
- In clause 4.1 the paragraph about a branch of the Company in Irkutsk shall be excluded.

So, these are the only differences between the new wording of the Charter and the old one. As you can see, they by no means restrict interests of the shareholders or third parties of the Company, and in our view, they should be approved by voting.

Ch.: Are there any questions? No.

Reg.: Explains the rules of voting for/against point No. 2.

Collection of ballots.

Ch.: Let's move on to the next point.

Mr. Tsiviliov, the Senior vice-president, has the floor to present information of the point No. 3.

Mr. Tsiviliov S.V.: inform shareholders of necessity to increase the authorized capital of the Irkut Corporation by issuing an additional non-documentary ordinary stocks in the amount of 87 894 653 (eighty-seven million eight hundred and ninety four thousand six hundred and fifty-three) of nominal value of 3 roubles each one, and placed by closed subscription observing the following conditions of placing of additional stocks:

- Stocks of additional issue (herein after referred to as "Stocks") shall be placed by closed subscription in accordance with the Regulations of additional issue of securities of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as "Issue regulations") and the Securities issuance prospectus of JSC "Scientific-Production Corporation "Irkut" (herein after referred to as "Prospectus");
- The price of placing stocks is determined by the Board of directors of the Irkut Corporation within the period from the date of state registration of the issue, but not later than 2 (two) days before the date of placing stocks on the basis of data of preliminary marketing, made by the Irkut Corporation, or, in cases provided by Russian legislation, on the basis of conclusion of an independent valuator;

- The price of placing stocks offered to persons included into the list of those having priority right to purchase stocks, is determined by the Board of directors of the Irkut Corporation, but not later than 1 (one) day before the date, when notices of an opportunity to execute priority right to purchase stocks, on the basis of preliminary marketing made by the Irkut Corporation, or, in cases provided by the Russian legislation, on the basis of conclusion of an independent valuator, start being delivered, but not later than 2 (two) days before the date the stocks start being placed. Information of decision made by the Board of directors of the Irkut Corporation, determining the price of placing stocks offered to persons included into the list of those having priority right to purchase stocks, is discloses according to the terms and conditions provided by the Federal Commission for the Securities Market and the Issue regulations;
- Information of a decision of the Board of directors of the Irkut Corporation determining the price of stocks placing, is disclosed in accordance with the terms and conditions provided by normative acts of the Federal Commission for the Security Markets and the Issue regulations;
- All the stocks shall be placed with the Commercial bank of shareholders AKB "Moskovsky Delovoi Mir", location: 33/1, Kotelnicheskaya nab., Moscow, 115172 Russian Federation. Additional stocks shall be paid by money in Russian roubles on condition of full payment in accordance with the Issue regulations and the Securities issuance prospectus.

Ch.: Are there any questions? No. Is there anybody willing to speak? Registrar has the floor to explain the order of voting for/against point No. 3.

Reg.: explains that the procedure of voting has no changes and announces that after collection of ballots the voting for/against all the agenda points will have been finished.

Collection of ballots.

Ch.: announces a break for 30 minutes to make up the results of the voting.

After the break

Ch.: Registrar has the floor to announce the results of the voting.

Reg.: Preliminary counting of votes for/against the three points shows the following results: "for" - 99,51%, "against" - 0,03%, "abstained" - 0,38% of votes of shareholders having taken part in the voting. The three agenda points of the meeting are decided and positive decisions are approved.

Ch.: Dear Shareholders! On behalf of the Board of directors, an executive body of corporation, may I thank you for your amicable support of our decision of additional issue of the Company. I hope it will be very much appreciated in the market and allow us to place the new issue of corporation successfully and on profitable conditions.

Taking into account that fact that our meeting is not to be of this complement this year, and as the year is coming to an end, may I say to you all and your families Merry Christmas and Happy New Year 2004! I wish you all success, health and festive mood!

Thank you for your great work!

Now I declare the meeting closed.

The meeting decided the matters as follows:

Agenda point No 1:

«In addition to placed stocks the Company has the right to place 87 894 653 (Eighty-seven million eight hundred and ninety-four thousand six hundred and fifty-three) ordinary nominal non-documentary stocks of nominal value of 3 (three) roubles each one. These stocks are declared. Declared stocks give the same rights as placed stocks of corresponding category (type) provided by the Charter of the Irkut Corporation.

The results of voting for/against point No. 1: «yea»: 738581366 (99,58%) of votes; «nay»: 197250 (0,03%) of votes; «abstained»: 2817904 (0,38%) of votes; 130956 (0,02%) of votes are recognized invalid.

The decision was made according to the above-mentioned wording.

Agenda point No. 2:

«To approve the new wording of the Charter of the Irkut Corporation (appendix 4). The results of voting for/against point No.2: «yea»: 738691366 (99,59%) votes; «nay»: 87250 (0:01 %) votes; «abstained»: 2817904 (0,38%) votes; 130956 (0,02%) votes are recognized to be invalid.

The decision was made according to above-mentioned wording.

Agenda point No. 3:

To increase the authorized capital of the Irkut Corporation by issuing additional non-documentary ordinary stocks in the amount of 87 894 653 (Eighty-seven million eight hundred ninety-four thousand six hundred fifty-three) stocks of nominal value of 3 roubles each one to be placed by closed subscription".

To determine the following terms and conditions for placing additional stocks:

Additional stocks (herein after referred to as "Stocks") shall be placed by closed subscription in accordance with the rules provided by the Issue regulations of additional issue of securities of JSC "Scientific-Production Corporation "Irkut" (herein after referred to as "Issue regulations") and the Securities issuance prospectus of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as the "Prospectus");

The price for placing stocks is determined by the Board of directors of the Irkut Corporation within the period since the date of state registration of the issue, but not later than 2 (two) days before the date the stocks are to begin being placed on the basis of data of preliminary marketing made by the Irkut Corporation, or, in cases provided by the Russian legislation, on the basis of conclusion of an independent valuator;

The price offered to persons included into the list of those having priority right to purchase stocks, is determined by the Board of directors of the Irkut Corporation, but not later than (one) day before the notes of opportunity to execute priority right to purchase stocks on the basis of data of preliminary marketing, provided by the Irkut Corporation, start being delivered to shareholders, or, in cases provided by the Russian legislation, on the basis of conclusion of an independent valuator, but not later than 2 (two) days before the date of placing stocks. Information of the decision of the Board of directors of the Irkut Corporation, which determines the price for placing stocks offered to persons included into the list of those having priority right to purchase stocks, is disclosed according to the terms and conditions provided by the Federal commission for the Securities Market and the Issue regulations;

The information of the decision of the Board of directors of the Irkut Corporation determining the price of placing stocks is disclosed according to the terms and conditions provided by the Federal commission for the Securities Market and the Issue regulations;

All the stocks shall be placed with the Commercial bank of shareholders AKB "Moskovsky Delovoi Mir", location: 33/1, Kotelnicheskaya nab., Moscow, 115172 Russian Federation. Additional stocks shall be paid by money in Russian roubles on condition of full payment in accordance with the Issue regulations and the Securities issuance prospectus.

The results of voting for/against point No. 3: «yea»: 738551711 (99,57%) votes; «nay»: 205250 (0,03%) votes; «abstained»: 2817904 (0,38%) votes; 151611 (0.02%) of votes are recognized invalid.

The decision was made according to the above-mentioned wording.

The Counting committee Minutes of voting results – appendix 5.

Chairman of meeting Bezverkhny V.B.

Secretary Dashevsky V.V.

Appendix 1.
CONFIRMED
by the Minutes of the Board of Directors of the Irkut Corporation
No. 8 of «05» November 2003

Agenda
Of the extraordinary General meeting of shareholders of the Irkut Corporation of 2 December 2003.
1 To determine nominal value and category (type) of declared stocks and rights given by them;
2. To approve the new wording of the Charter of the Irkut Corporation;
3 To increase the authorized capital of the Irkut Corporation by issuing additional stocks, being placed by closed subscription.
TIME-LIMIT of the Extraordinary general meeting of the Irkut Corporation shareholders of 2 December 2003

12.00 - 12.05	Opening of the meeting, representing its working bodies; procedure and time limit of the meeting	5 min
12.05 - 12.10	An opening address of the Chairman of the meeting. Information of shareholders.	5 min
12.10 - 12.15	Information of, discussion of and voting for/against the matter of declared stocks.	10 min
12.15 - 12.25	Introduction of, discussion of and voting for/against the matter of approval of the new wording of the Charter of the Company.	15 min
12.25 - 12.40	Information of, discussion of and voting for/against the matter of increase the authorized capital	15 min
12.40 - 12.45	End of voting for/against the agenda points. Ballots collection.	5 min
12.45 - 13.15	Break	30 min
13.15-13.20	Announcement of preliminary voting results	5 min
13.20-13.30	Answering questions of meeting participants. The close of the meeting.	10 min

Appendix 3

ANLYST REPORT on the matter of placing additional stocks of the Irkut Corporation

A long-term development strategy of the Irkut Corporation provides forming of a powerful vertically integrated holding to realize all the life cycle of air-craft engineering, starting with scientific and technical elaboration in the sphere of service, diversification of the range of products, increase of assortment of products being manufactured and expansion of markets.

A long-term development strategy of the Irkut Corporation provides forming of a powerful vertically integrated holding to realize all the life cycle of air-craft engineering, starting with scientific and technical elaboration in the sphere of service, diversification of the range of products, increase of assortment of products being manufactured and expansion of markets.

The negotiations resulted in arrangement to purchase 75% of stocks of the joint stock company "Jakovliev designers' office".

In order to optimize the deal it is offered to attract investments, which will be used for purchase of stocks of the "Jakovliev designers' office, and stocks of the Irkut Corporation.

Current market conditions allow to realize stocks of the Irkut Corporation in the amount of 10 per cent out of its total parcel of shares.

So, we suppose to issue additional stocks of the Irkut Corporation in the amount of 10 per cent out of the new authorized capital, which is 87 894 653 stocks of nominal value 3 roubles (the authorized capital of the Irkut Corporation will come to 2 636 839 584 roubles), and to place them in open markets.

In the course of tender of selection of additional issue underwriter, the AKB "Moskovsky Delovoi Mir" was selected.

In accordance with the legislation in force, it is reasonable to place additional issue of stocks taking keeping the following scheme:

To make a decision to place stocks by closed subscription in favor of the underwriter, the AKB Moskovsky Delovoi Mir,

The shareholders having voted against this deal, or not having voted for its realization, have priority right to purchase stocks of additional issue at a price of an offer made towards the investor – AKB Moskovsky Delovoi Mir.

After a final report of additional issue has been registered at the Federal Commission for the Securities Market, the stocks of the Irkut Corporation will be put into circulation in Russian markets such as Stock exchange market RTS and MICEX.

The underwriter sells stocks in markets to a wide range of investors.

After the stocks have been sold to a wide range of investors, the stocks of the Irkut Corporation will go through a listing procedure in Russian markets.

Financial and economic service of the Irkut Corporation

Appendix 5

THE COUNTING COMMITTEE MINUTES OF VOTING RESULTS AT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS of JSC "Scientific-Production Corporation "Irkut" (JSC Corporation "IRKUT"")

Irkutsk 03 December 2003

Full name of enterprise: JSC "Scientific-Production Corporation "Irkut"

Location: 3, Novatorov st., Irkutsk 664020

Type of meeting: extraordinary

Form of meeting of shareholders: joint session

Date of general meeting: 02 December 2003

Registration of persons having the right to participate in meetings starts: at 10.00. Registration of persons having the right to participate in meetings finishes: 12.40

Time of opening of extraordinary general meeting: 12.00. Time of close of extraordinary general meeting: 13.30

Full name of registrar: Closed joint stock company "Ediny registrator":

Location: 12, Sverdlovskaya nab., Saint-Petersburg

Postal address: 12, Sverdlovskaya nab., Saint-Petersburg 195009

Full name of registrar's branch: Irkutsk closed branch of the Ediny registrator joint stock company

Location: 1, Dzerzhinskogo st., Irkutsk

Postal address of registrar branch: office 903, 1, Dzerzhinskogo st., Irkutsk 664003

The list of persons having the right to participate in extraordinary general meetings of shareholders made on the basis of data of the register of nominal stocks owners of the Company as it was on the business day of 06 November 2003.

The Counting committee made the Minutes of voting results at the extraordinary general meeting on: 03 December 2003.

AGENDA OF EXTRAORDINARY MEETING:

To determine amount, nominal value and category (type) of declared stocks and rights being given by them.

To approve the new wording of the Charter of the Irkut Corporation.

To increase the authorized capital of the Irkut Corporation by additional issue being placed by closed subscription.

Minutes of voting results (p. 2 of 4)

VOTING RESULTS ON THE AGENDA POINT NO. 1

The number of votes for/against point 1, belonging to persons included in the list of those having the right to participate in general meetings: 791 051 875.

The number of votes for/against point 1 belonging to persons having taken part in the general meeting: 741727476 (93,76%). The quorum on the point No. 1 was represented.

The decision on the matter is considered to be made, if it is voted "for" by not less than a three fourth of votes belonging to persons having taken part in the meeting.

The matter put under voting: «To determine amount, nominal value and category (type) of declared stocks and rights being given by them»

YEA 738 581 366 votes, which is 99,58 per cent of total votes belonging to persons having taken part in the meeting;

NAY 197 250 votes, which is 0,03 per cent of total votes belonging to persons having taken part in the meeting;

Abstained - 2 817 904 votes, which is 0,38 per cent of total votes belonging to persons having taken part in the meeting;

The number of votes on the agenda matter of the general meeting put under voting, which were not counted because the ballots were recognized invalid - 130 956 (0,02 per cent).

On the agenda point No. 1 the following decision was made:

In addition to the placed stocks the Company may place 87 894 653 (Eighty-seven million eight hundred and ninety-four thousand six hundred and fifty-three) ordinary nominal non-documentary stocks of nominal value 3 (three) roubles each one. These stocks are declared. The declared stocks give the same rights as placed stocks of corresponding category (type) as provided by the Charter of the Irkut Corporation.

VOTING RESULTS ON THE AGENDA POINT NO. 2

The number of votes for/against point 2, belonging to persons included in the list of those having the right to participate in general meetings: 791 051 875.

The number of votes for/against point 2 belonging to persons having taken part in the general meeting: 741727 476(93,76%). The quorum on the point No. 2 was represented.

The decision on the matter is considered to be made, if it is voted "for" by not less than three fourth of votes belonging to persons having taken part in the meeting.

The matter put under voting: «To approve the new wording of the Charter of the Irkut Corporation»

YEA - 738 691 366 votes, which is 99,59 per cent of total votes belonging to persons having taken part in the meeting;

NAY - 87 250 votes, which is 0,01 per cent of total votes belonging to persons having taken part in the meeting;

ABSTAINED - 2 817904 votes, which is 0,38 per cent of total votes belonging to persons having taken part in the meeting;

The number of votes on the agenda matter of the general meeting put under voting, which were not counted because the ballots were recognized invalid - 130 956 (0,02 per cent).

On the agenda point No. 2 the following decision was made:

To approve the new wording of the Charter of the Irkut Corporation (attached).

VOTING RESULTS ON THE AGENDA POINT NO. 3

The number of votes for/against point 3, belonging to persons included in the list of those having the right to participate in general meetings: 791 051 875.

The number of votes for/against point 2 belonging to persons having taken part in the general meeting: 741727 476 (93,76 per cent). The quorum on the point No. 3 was represented.

The decision on the matter is considered to be made, if it is voted "for" by not less than a three fourth of votes belonging to persons having taken part in the meeting.

The matter put under voting: «To increase the authorized capital of the Irkut Corporation by additional issue being placed by closed subscription»

YEA - 738 551 711 votes, which is 99,57 per cent of total votes belonging to persons having taken part in the meeting;

NAY - 206 250 votes, which is 0,03 per cent of total votes belonging to persons having taken part in the meeting;

ABSTAINED - 2 817904 votes, which is 0,38 % per cent of total votes belonging to persons having taken part in the meeting;

The number of votes on the agenda matter of the general meeting put under voting, which were not counted because the ballots were recognized invalid - 151 611 (0,02 per cent).

On the agenda point No. 3 the following decision was made:

To increase the capital of the Irkut Corporation by issuing additional non-documentary ordinary stocks in the amount of 87 894 653 (Eighty-seven million eight hundred ninety-four thousand six hundred fifty-three) stocks of nominal value 3 (three) roubles each one. To determine the following conditions of placing additional stocks:

The price of placing stocks is determined by the Board of directors of the Irkut Corporation since the date of state registration of the issue, but not later than 2 (two) days before the stocks start being placed, on the basis of data of preliminary marketing, conducted by the Irkut Corporation, or, in cases provided by the Russian legislation, by conclusion of an independent valuator;

The price of placing stocks offered to persons included into the list of those having the right to purchase stocks is determined by the Board of directors of the Irkut Corporation, but not later than 1 (one) day since the date, when the shareholders start being delivered notices of an opportunity to execute the right to purchase stocks on the basis of data of preliminary marketing, conducted by the Irkut Corporation, or, in cases provided by the Russian legislation, by conclusion of an independent valuator, but not later than 2 (two) days before the stocks start being placed. The information of decision made by the Board of directors of the Irkut Corporation, which determines the price of placing stocks, offered to persons included into the list of those having the right to purchase the stocks, shall be disclosed according to the terms and conditions provided by normative acts of the Federal Commission for the Securities Market and the Issue regulations as regards issue;

All the stocks shall be placed with the AKB "Moskovsky Delovoi Mir" (open joint stock company), location: 33/1, Kotelnicheskaya nab., Moscow. Additional stocks shall be paid by money in Russian roubles on condition of full payment in accordance with the Issue regulations and the Securities issuance prospectus.

This Minutes is made in three copies: two copies - for the Company, one – for the closed joint stock company «Ediny registrator»; each copy has 4 (four) pages.

Empowered representative of JSC «Ediny registrator» (by power attorney No. 863 of 14.10.2003) Bobrovnikova I. V.

Appendix 2

JSC "Scientific-Production Corporation "Irkut"

DEAR SHAREHOLDERS,

The Board of directors of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as "the Company"), located at address 13/1, Novoalexeevskaya st., Moscow 129626, Russian Federation, inform you as follows: in connection with changes to item 2 of the agenda of the Extraordinary general meeting of shareholders in the form of joint session of those having the right to participate in general meetings of shareholders (hereinafter referred to as "the Meeting"), the meeting announced before has been postponed from 22 November 2003 to 2 December 2003.

The meeting will take place at 12-00 by local time, on the premises of Gagarin House of Culture (6, Makarenko st., Irkutsk 664020); the agenda is as follows:

To determine amount, nominal value and category of stocks and rights given by then;

To approve the new wording of the Charter of the Irkut Corporation;

To increase the authorized capital of the Irkut Corporation by issuing additional stocks by closed subscription. The list of persons having the right to participate in the Meeting is made on the basis of the register of shareholders of JSC "Scientific-Production Corporation "Irkut"as it was on 6 November 2003.

To increase the authorized capital of the Irkut Corporation by issuing additional stocks by closed subscription. The list of persons having the right to participate in the Meeting is made on the basis of the register of shareholders of JSC "Scientific-Production Corporation "Irkut"as it was on 6 November 2003.

Registrar: Closed joint stock company "Ediny registrator", Irkutsk branch (1, Dzerzhinskogo st., Irkutsk 664003; tel.: (3952)240-380, 322-383.

Registration of meeting participants starts: on 2 December 2003. at 10. 00 AM by local time, at Gagarin Culture House.

The information (materials) that shall be available to shareholders during preparation for meeting may be observed within 20 days before the date of the meeting, in the Management department, at address: 9a, Novatorov st., Irkutsk 664020.

Any participant of the meeting shall bring with him/herself the passport or another identification document; any representative shall have a power of attorney and (or) documents certifying his/her right to act on behalf of the shareholder without power of attorney.

For more information, please, contact: telefax (095) 777-2101; (3952) 32-2383; tel. (3952) 56-6798; 56-6867.

The Board of Directors of JSC "Scientific-Production Corporation "Irkut"

JSC "Scientific-Production Corporation "Irkut"

DEAR SHAREHOLDERS,

The Board of directors of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as "the Company"), located at address 13/1, Novoalexeevskaya st., Moscow 129626, Russian Federation, inform you that the extraordinary shareholders meeting will take place on 22 November at 12:00 PM local time in the premises of Gagarin Center of Culture (6, Makarenko st., Irkutsk 664020); the agenda is as follows:

To determine amount, nominal value and category of stocks and rights given by then;

To approve the new wording of the Charter of the Irkut Corporation;

To increase the authorized capital of the Irkut Corporation by issuing additional stocks by closed subscription. The list of persons having the right to participate in the Meeting is made on the basis of the register of shareholders of JSC "Scientific-Production Corporation "Irkut"as it was on 6 November 2003.

The list of people that are able to take part in the Meeting has been compiled in accordance to the data provided the register of the JSC "Scientific-Production corporation "Irkut" on 24 October 2003.

Registrar: Closed joint stock company "Ediny registrator", Irkutsk branch (1, Dzerzhinskogo st., Irkutsk 664003; tel.: (3952)240-380, 322-383.

Registration of meeting participants starts at 10. 00 AM by local time, at Gagarin Culture Center.

The information (materials) that shall be available to shareholders during preparation for meeting may be observed within 20 days before the date of the meeting, in the Management department, at address: 9a, Novatorov st., Irkutsk 664020.

Any participant of the meeting shall bring with him/herself the passport or another identification document; any representative shall have a power of attorney and (or) documents certifying his/her right to act on behalf of the shareholder without power of attorney.

For more information, please, contact: telefax (095) 777-2101; (3952) 32-2383; tel. (3952) 56-6798; 56-6867.

The Board of Directors of JSC "Scientific-Production Corporation "Irkut"

Irkutsk 03 December 2003

Dear Shareholder,

We would like to remind you of voting results at the extraordinary general meeting of shareholder of JSC "Scientific-Production Corporation "Irkut" took place on 0'. December 2003.

Full name of company: JSC "Scientific-Production Corporation "Irkut"

Location: 3, Novatorov st., Irkutsk 664020.

Type of general meeting: extraordinary general meeting of shareholders.

Form of meeting: joint session.

Place of meeting: Gagarin Culture House, 6, Makarenko st., Irkutsk 664020.

The number of votes belonging to persons included in the list of those having the right to participate in general meetings and vote for/against all the agenda points: 791051875.

The number of votes belonging to persons having taken part in the general meeting of shareholders and voted for/against all the agenda points: 741 727 476 (93,76 per cent) of total of placed voting stock. The quorum on all the matters was represented.

Chairman of the meeting — The Chairman of the Board of directors, Mr. Bezverkhny V.B.

Secretary of the meeting — The Corporate secretary, Mr. Dashevsky V.V.

According to the Charter of the Irkut Corporation, the duties of the Counting committee are carried out by the Working team of the Registrar of the Company – the Irkutsk branch of JSC "Ediny registrator" (office 903, 1, Dzerzhinskogo st., Irkutsk 664003) managed by empowered representative Bobrovnikova I.V. The agenda of the meeting:

To determine amount, nominal value and category (type) of declared stocks and rights being given by them.

To approve the new wording of the Charter of the Irkut Corporation.

To increase the authorized capital of the Irkut Corporation by additional issue being placed by closed subscription.

The Shareholders decided:

On the agenda point No. 1:

In addition to the placed stocks the Company may place 87 894 653 (Eighty-seven million eight hundred and ninety-four thousand six hundred and fifty-three) ordinary nominal stocks of nominal value 3 (three) roubles each one. These stocks are declared. The declared stocks give the same rights as placed stocks of corresponding c ategory (type) provided b y the Charter of the Irkut Corporation.

The voting results: «yea»: 738581366 (99,58 per cent) votes; «nay»: 197250 (0,03 per cent) votes; «abstained»: 2817904 (0,38 per cent) votes; 130956 (0,02 per cent) votes were recognized invalid.

The decision was made according to the above-mentioned wording.

On the agenda point No. 2:

«To approve the new wording of the Charter of the Irkut Corporation».

The voting results: «yea»: 738691366 (99,59 per cent) votes; «nay»: 87250 (0,01 per cent) votes; «abstained»: 2817904 (0,38 per cent) votes; 130956 (0,02 per cent) votes were recognized invalid.

On the agenda point No. 3:

To increase the capital of the Irkut Corporation by issuing additional non-documentary ordinary stocks JSC "Scientific-Production Corporation "Irkut" in the amount of 87 894 653 (Eighty-seven million eight hundred ninety-four thousand six hundred fifty-three) stocks of nominal value 3 (three) roubles each one. To determine the following conditions of placing additional stocks:

The additional stocks (hereinafter referred to as "the Stocks") shall be placed by closed subscription according to the rules provided by the Decision of additional issue of securities of the (hereinafter referred to as "Issue regulations") and Securities issuance prospectus of JSC

"Scientific-Production Corporation "Irkut" (herein after referred to as "Securities issuance prospectus";

The price of placing stocks is determined by the Board of directors of the Irkut Corporation since the date of state registration of the issue, but not later than 2 (two) days before the stocks start being placed, on the basis of data of preliminary marketing, conducted by the Irkut Corporation, or, in cases provided by the Russian legislation, by conclusion of an independent valuator; The price of placing stocks offered to persons included into the list of those having the right to purchase stocks is determined by the Board of directors of the Irkut Corporation, but not later than 1 (one) day since the date, when the shareholders start being delivered notices of an opportunity to execute the right to purchase stocks on the basis of data of preliminary marketing, conducted by the Irkut Corporation, or, in cases provided by the Russian legislation, by conclusion of an independent valuator, but not later than 2 (two) days before the stocks start being placed. The information of decision made by the Board of directors of the Irkut Corporation, which determines the price of placing stocks, offered to persons included into the list of those having the right to purchase the stocks, shall be disclosed according to the terms and conditions provided by normative acts of the Federal Commission for the Securities Market and the Issue regulations as regards issue;

All the stocks shall be placed with the AKB "Moskovsky Delovoi Mir" (open joint stock company), location: 33/1, Kotelnicheskaya nab., Moscow. Additional stocks shall be paid by money in Russian roubles on condition of full payment in accordance with the Issue regulations and the Securities issuance prospectus.

The voting results: «yea»: 738551711 (99,57 per cent) votes; «nay»: 206250 (03 per cent) votes; «abstained» 2817904 (0,38 per cent) votes; 151611 (0.02 per cent) were recognized invalid.

The decision was made in accordance with the above-mentioned wording.

Chairman of meeting V.B. Bezverkhny
Secretary V.V. Dashevsky

Ballot Paper

For vote at the Extraordinary Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Full n ame o f enterprise: JS C «Scientific-Production C orporation " Irkut"(herein a fter referred to as "the Company").

Location: 3, Novatorov st., Irkutsk, 664020 Russia.

Type of meeting: extraordinary meeting of shareholders in the form of a joint session of members (hereinafter referred to as "the Meeting").

Date of meeting: 2 December 2003.

Place of meeting: Gagarin House of Culture, 6, Makarenko st., Irkutsk 664020, Russia.

Account number

Name of the owner /Shareholder's surname, name, patronymic

The number of votes, disposed by the shareholder, while voting at the General Shareholders' Meeting by means of this ballot, shall amount to:

Item put to the vote	Wording of the decision	Voting alternatives		
		yea	nay	abstain
1. To determine nominal value and category (type) of declared stocks and rights given by them	In addition to the placed stocks the Company may place 87 894 653 (Eighty-seven million eight hundred and ninety-four thousand six hundred and fifty-three) ordinary nominal non-documentary stocks of nominal value 3 (three) roubles each one. These stocks are declared. The declared stocks give the same rights as placed stocks of corresponding category (type) as provided by the Charter of the Irkut Corporation.			
2. To approve the new wording of the Charter of the Irkut Corporation	To approve the new wording of the Charter of the Irkut Corporation (attached)			

Item put to the vote	Wording of the decision	Voting alternatives		
		yea	nay	abstain
To increase the authorized capital of the Irkut Corporation by issuing additional non-documentary ordinary stocks to be placed by closed subscription"	To increase the authorized capital of the Irkut Corporation by issuing additional non-documentary ordinary stocks in the amount of 8 7 8 94 6 53 (Eighty-seven million eight hundred ninety-four thousand six hundred fifty-three) stocks of nominal value of 3 roubles each one to be placed by closed subscription". To determine the following terms and conditions for placing additional stocks: Additional stocks (herein after referred to as "Stocks") shall be placed by closed subscription in accordance with the rules provided by the Issue regulations of additional issue of securities of JSC "Scientific-Production Corporation "Irkut" (herein after referred to as "Issue regulations") and the Securities issuance prospectus of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as the "Prospectus"); The price for placing stocks is determined by the Board of directors of the Irkut Corporation within the period since the date of state registration of the issue, but not later than 2 (two) days before the date the stocks are to b egin b eing p laced o n t he basis of data of preliminary marketing made by the Irkut Corporation, or, in cases provided by the Russian legislation, on the basis of			

	conclusion of an independent valuator; The price offered to persons included into the list of those having priority right to purchase stocks, is determined by the Board of directors of the Irkut Corporation, but not later than (one) day before the notes of opportunity to execute priority right to purchase stocks on the basis of data of preliminary marketing, provided by the Irkut Corporation, start being delivered to shareholders, or, in cases provided by the Russian legislation, on the basis of conclusion of an independent valuator, but not later than 2 (two) days before the date of placing stocks. Information of the decision of the Board of directors of the Irkut Corporation, which determines the price for placing stocks offered to persons included into the list of those having priority right to purchase stocks, is disclosed according to the terms and conditions provided by the Federal commission for the Securities Market and the Issue regulations; The information of the decision of the Board of directors of the Irkut Corporation determining the price of placing stocks is disclosed according to the terms and conditions provided by the Federal commission for the Securities Market and the Issue regulations; All the stocks shall be placed with the Commercial bank of shareholders AKB			

	"Moskovsky Delovoi Mir", location: 33/1, Kotelnicheskaya nab., Moscow, 115172 Russian Federation. Additional stocks shall be paid by money in Russian roubles on condition of full payment in accordance with the Issue regulations and the Securities issuance prospectus.			

Signature of the Shareholder (Representative) ______________ /____________________/
*(Surname, initials legibly)**

*Power of attorney requisites **

RULES OF THE BALLOT PAPER'S FILLIING:

In case of voting with shares acquired (sold) after 6 November 2003 – date of compilation of the list of shareholders according to the data of Corporation "Irkut" register, that have the right to take part in the Extraordinary Shareholders Meeting, one should put the votes number for each alternative of voting, also the note of the voter should be marked.
*The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.
While filling in the ballot-paper by the shareholder's representative – the sole head of the executive body, a properly verified document about his assignment on this position (with mentioning of the term of the powers) shall be attached to the filled-in ballot-paper. Otherwise such ballot-paper will not be considered, while calculating the votes.
The person, voting by the power of attorney, issued in regard to the shares placed after 06 November 2003 of making the list of persons entitled to participate in the meeting, shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.
If after 06 November 2003 of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after 06 November 2003 of making the list of persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.
The person can choose only one alternative to vote, except the case he/she votes under instructions of a person who acquired shares after 06 November 2003.

If in the bulletin more than 1 voting variants are marked, indicate the number of votes for the relevant voting variant and make a note that you vote under instructions of a person who acquired shares after 06 November 2003.

AUDITOR'S REPORT
of "Auditor" Ltd on accounting reports
of Joint Stock Company
"Scientific-production Corporation "IRKUT"
for 2002

Addressee:
Joint Stock Company "Scientific-production Corporation "IRKUT"
Auditor:
Designation: Auditor LTD
Place of business: 38, Gagarin Blvd., Irkutsk, 664025, Russia
State registration: State Registration Certificate No1276
IRP - K from December 03 of 1991, issued by Registration Chamber at Irkutsk City Hall,
Certificate of the Uniform State Register of legal entities under primary reg. No 1023801012982
License: Auditing lisense No E 002784, issued on the basis of the Order of Russian Finance Ministry No 297 from December 10, 2002, valid till December 10, 2007
Member of the Institute of the Russian Institute of Certified Accountants
Subject of audit:
Designation: Joint Stock Company "Scientific-production Corporation "IRKUT" (Irkut Corporation)
Place of business: 3, st. Novatorov, Irkutsk, 664020
State registration: State Registration Certificate IRP-P No 1177, registration date13/10/1992.
Certificate of the Uniform State Register of legal entities under primary reg. No 1023801428111
License: Issued by Russian Airspace Agency for manufacture of aviation equipment, including airplanes of binary application, No 1078 from 14/04/2002, valid till 14/04/2007. We audited the enclosed financial statements of Open Joint Stock Company "Scientific-production Corporation" IRKUT" (former designation Open Joint Stock Company "Irkutsk Aviation Industrial Association", the decree of the extraordinary shareholders' meeting on renaming, Minutes No15 from 27.12.2002 enclosed) for the period since January 1 through December 31 of 2002. Financial statements of Open Joint Stock Company Scientific-production Corporation IRKUT consist of:

- Balance Sheet;
- Profit and Loss Statements;
- Statement of changes in capital;
- Cash flow statement;
- Appendix to Balance Sheet;
- Explanatory note.

Executive body of Irkut Corporation is responsible for preparation and presentation of these financial statements. Our responsibility is to assess credibility of these accounts in all relevant aspects and conformity of accounting process to Russian legislation on the basis of the conducted audit.
We conducted the audit in compliance with:

- Federal law "On Auditing Activity" from 07.08.01, No 119-FZ;
- Federal Auditing Regulations (standards), approved by the decree of Russian government from 23/09/02 No 696;
- Auditing Regulations (standards), approved by the Commission for Auditing Activity at the President of the Russian Federation;
- Internal Auditing Regulations (standards) of Auditor LTD.

The audit was planned and conducted so that to provide reasonable assurance that the financial statements contain no essential distortions. The audit was random and included test-based perusal of proofs, confirming the meaning and presentation in the financial statements of the data on financial and business activity, assessment of accounting principles and methods, rules of compiling the financial statements, determination of key assessed values, obtained by the management of the

audited entity as well as the assessment of general idea of financial statements. We believe that the conducted audit gives sufficient grounds to express our opinion on credibility in all relevant aspects and conformity of accounting process to Russian legislation.

In our view, financial statements of JSC Corporation IRKUT authentically reflects in all relevant aspects financial status as of December 31, 2002 and results of financial and business activity for the period since January 1 through December 31 of 2002.

March 27, 2003 Auditor LTD

Deputy Director, Head, auditing group L.Khoroshoon. I.I. Ostrauskas

Certificate of competence in auditing activity in general audit No 000655 the decision taken on issuing the certificate of Finance Ministry of Russian Federation from July 29, 1999, Protocol No 70, extended for unlimited period on August 26, 2002.

BALLOT-PAPER No. 1

For vote at the annual General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of annual General Shareholders' Meeting is joint session with preliminary sending of Ballot-Papers.
.Date and time of annual General Shareholders' Meeting: May 23, 2003, 14.00 local time.
Place of annual General Shareholders' Meeting: DK of Y.A. Gagarin (664020, Irkutsk, Makarenko St. 6)
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

"Appointment of the Company's Auditor"

Decision	Voting variants		
"Appoint as the Company's Auditor "Auditor" Ltd	**YEA**	**NAY**	**ABSTAIN**

Signature of the Shareholder (Representative) ______________ / ______________________ /
*(Surname, initials legibly)**

*Power of attorney requisites **____

RULES OF THE BALLOT-PAPER'S FILLIING:

Leave only one voting variant. Cross out needless variants!

Ballot-Papers with corrections in the voting table and unsigned Ballot-Papers are not considered!

***The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.**

If the voting is effected through the power of attorney by sending of the Ballot-Paper to the Joint Stock Company, the power of attorney, on the basis of which the representative acts shall be enclosed to the Ballot-Paper.

In case of voting according to the instructions of the persons, who acquired shares after the date of making the list of persons entitled to participate in the meeting, the voter shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the acquirer's instructions.

The person, voting by the power of attorney, issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting, shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.

If after the date of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after the date of making the list of persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.

BALLOT-PAPER No. 2

For voting at the annual General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of annual General Shareholders' Meeting is joint session with preliminary sending of Ballot-Papers.
.Date and time of annual General Shareholders' Meeting: May 23, 2003, 14.00 local time.
Place of annual General Shareholders' Meeting: DK of Y.AGagarin (664020, Irkutsk, Makarenko St. 6)
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

"Approval of the annual report, annual financial statements, including profit and loss statement (profit and loss accounts), and profit distribution, including dividend payment (declaration) according to the results of the year 2002."

Decision	Voting variants		
"Approve annual report, annual financial statements, including profit and loss statement (profit and loss accounts), and profit distribution, including dividend payment (declaration) according to the results of the year 2002"	**YEA**	**NAY**	**ABSTAIN**

Signature of the Shareholder (Representative) ____________ /____________________/
*(Surname, initials legibly)**

Power of attorney requisites *____

RULES OF THE BALLOT-PAPER'S FILLIING:

Leave only one voting variant. Cross out needless variants!

Ballot-Papers with corrections in the voting table and unsigned Ballot-Papers are not considered!

***The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.**

If the voting is effected through the power of attorney by sending of the Ballot-Paper to the Joint Stock Company, the power of attorney, on the basis of which the representative acts shall be enclosed to the Ballot-Paper.

In case of voting according to the instructions of the persons, who acquired shares after the date of making the list of persons entitled to participate in the meeting, the voter shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the acquirer's instructions.

The person, voting by the power of attorney, issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting, shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.

If after the date of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after the date of making the list of persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.

BALLOT-PAPER No. 3

For voting at the annual General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of annual General Shareholders' Meeting is joint session with preliminary sending of Ballot-Papers.
.Date and time of annual General Shareholders' Meeting: May 23, 2003, 14.00 local time.
Place of annual General Shareholders' Meeting: DK of Y.AGagarin (664020, Irkutsk, Makarenko St. 6)
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

"Election of the Company's Board of Directors"

Decision: Elect to the Company's Board of Directors		Voting Variants		
No.	Surname, initials of candidate	**YEA**	**NAY ALL CANDIDATES**	**ABSTAIN ON ALL CANDIDATES**
1	Bezverkhniy V.B.			
2	Boev V.V.			
3	Demchenko O.F.			
4	Efanov A.G.			
5	Klementiev A.N.			
6	Kobzev V.A.			
7	Kovalkov V.V.			
8	Konstantinova I.M.			
9	Korjuev M.V.			
10	Pankratiev A.S.			
11	Ponomarev A.S.			
12	Fedorov A.I.			
13	Chichikov A.K			
14	Tsyvilev S.V.			

Signature of the Shareholder (representative) ________________ /_______________________/

(Surname, initials legibly) *

Power of attorney requisites *____________________________________

RULES OF THE BALLOT-PAPER'S FILLIING:

Attention!

On the stated question of the agenda you have the right to vote only for one voting variant: "YEA". NAY ALL CADDIDATES", "ABSTAIN ON ALL CANDIDATES".

On voting "YEA" you have the right to give all the votes, belonging to you, for one candidate or distribute them between two or more candidates, at that the total amount should conform to the number of votes of the Ballot-Paper.

Leave only one voting variant. Cross out needless variants!

Ballot-Papers with corrections in the voting table and unsigned Ballot-Papers are not considered!

***The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.**

If the voting is effected through the power of attorney by sending of the Ballot-Paper to the Joint Stock Company, the power of attorney, on the basis of which the representative acts shall be enclosed to the Ballot-Paper.

In case of voting according to the instructions of the persons, who acquired shares after the date of making the list of persons entitled to participate in the meeting, the voter shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the acquirer's instructions.

The person, voting by the power of attorney, issued in regard to the shares placed after the date of making the list of p ersons entitled to participate in the meeting, shall indicate number of voices f or every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.

If after the date of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after the date of making the list of persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.

BALLOT-PAPER No. 4

For voting at the annual General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of annual General Shareholders' Meeting is joint session with preliminary sending of Ballot-Papers.
.Date and time of annual General Shareholders' Meeting: May 23, 2003, 14.00 local time.
Place of annual General Shareholders' Meeting: DK of Y.AGagarin (664020, Irkutsk, Makarenko St. 6)
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3)
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

"Election of the Company's Auditing Committee members"

Decision: Elect to the Auditing Committee		Voting variants		
No.	Surname, initials of candidate	**YEA**	**NAY**	**ABSTAIN**
1	**Ivanova N.V.**			
2	**Ionushas B.I.**			
3	**Kanashonok V.V.**			
4	**Markina S.G.**			
5	**Mikhailova I.K.**			

Signature of the Shareholder (representative) ________________ / ________________________ /

(Surname, initials legibly) *

Power of attorney requisites * ____

RULES OF THE BALLOT-PAPER'S FILLIING:

According to the Charter Auditing Committee is elected in number of 5 persons. This is why you can put variant "YEA" not more than for 5 persons.

Leave only one voting variant. Cross out needless variants!

Ballot-Papers with corrections in the voting table and unsigned Ballot-Papers are not considered!

***The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.**

If the voting is effected through the power of attorney by sending of the Ballot-Paper to the Joint Stock Company, the power of attorney, on the basis of which the representative acts shall be enclosed to the Ballot-Paper.

In case of voting according to the instructions of the persons, who acquired shares after the date of making the list of persons entitled to participate in the meeting, the voter shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the acquirer's instructions.

The person, voting by the power of attorney, issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting, shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.

If after the date of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after the date of making the list of persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.

BALLOT-PAPER No. 5

For voting at the annual General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of annual General Shareholders' Meeting is joint session with preliminary sending of Ballot-Papers.
.Date and time of annual General Shareholders' Meeting: May 23, 2003, 14.00 local time.
Place of annual General Shareholders' Meeting: DK of Y.AGagarin (664020, Irkutsk, Makarenko St. 6)
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

"Approval of the new wording of the Scientific Production Corporation "IRKUT" Open Joint Stock Company's Charter"

Decision	Voting variants		
"Approve new wording of the Scientific Production Corporation "IRKUT" Open Joint Stock Company's Charter"	**YEA**	**NAY**	**ABSTAIN**

*Signature of the Shareholder (representative)*__________________ /__________________________/
(Surname, initials legibly) *

Power of attorney requisites *____

See overleaf

RULES OF THE BALLOT-PAPER'S FILLIING:

Leave only one voting variant. Cross out needless variants!

Ballot-Papers with corrections in the voting table and unsigned Ballot-Papers are not considered!

***The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.**

If the voting is effected through the power of attorney by sending of the Ballot-Paper to the Joint Stock Company, the power of attorney, on the basis of which the representative acts shall be enclosed to the Ballot-Paper.

In case of voting according to the instructions of the persons, who acquired shares after the date of making the list of persons entitled to participate in the meeting, the voter shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the acquirer's instructions.

The person, voting by the power of attorney, issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting, shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.

If after the date of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after the date of making the list of persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.

BALLOT-PAPER No. 6

For voting at the annual General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of annual General Shareholders' Meeting is joint session with preliminary sending of Ballot-Papers.
.Date and time of annual General Shareholders' Meeting: May 23, 2003, 14.00 local time.
Place of annual General Shareholders' Meeting: DK of Y.AGagarin (664020, Irkutsk, Makarenko St. 6)
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

6. **"Approval of the "Regulation of the General Shareholders' Meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company"**

Decision	Voting variants		
Approve the "Regulation of the General Shareholders' Meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company"	**YEA**	**NAY**	**ABSTAIN**

*Signature of the Shareholder (representative)*____
(Surname, initials legibly)

Question of the vote

7."Approval of the "Regulation of the Board of Directors of Scientific Production Corporation "IRKUT" Open Joint Stock Company"

Decision	Voting variants		
"Approve the "Regulation of the Board of Directors of Scientific Production Corporation "IRKUT" Open Joint Stock Company"	**YEA**	**NAY**	**ABSTAIN**

*Signature of the Shareholder (representative)*____
(Surname, initials legibly)

Question of the vote:

8. **"Approval of the "Regulation of Auditing Committee of Scientific Production Corporation "IRKUT" Open Joint Stock Company"**

Decision	Voting variants		
"Approve the "Regulation of Auditing Committee of Scientific Production Corporation "IRKUT" Open Joint Stock Company"	**YEA**	**NAY**	**ABSTAIN**

*Signature of the Shareholder (representative)*____
(Surname, initials legibly)

Question of the vote:

9. "Approval of the "Regulation of Scientific Production Corporation "IRKUT" Open Joint Stock Company's President"

Decision	Voting variants		
"Approve the "Regulation of Scientific Production Corporation "IRKUT" Open Joint Stock Company's President"	**YEA**	**NAY**	**ABSTAIN**

*Signature of the Shareholder (representative)*____

(Surname, initials legibly)

Question of the vote

10. "Approval of the "Code of Corporate conduct of Scientific Production Corporation "IRKUT" Open Joint Stock Company"

Decision	Voting variants		
"Approve the "Code of Corporate conduct of Scientific Production Corporation "IRKUT" Open Joint Stock Company"	**YEA**	**NAY**	**ABSTAIN**

*Signature of the Shareholder (representative)*____

(Surname, initials legibly)

*Power of attorney requisites** ______________________________

RULES OF THE BALLOT-PAPER'S FILLIING:

Leave only one voting variant. Cross out needless variants!

Ballot-Papers with corrections in the voting table and unsigned Ballot-Papers are not considered!

***The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.**

If the voting is effected through the power of attorney by sending of the Ballot-Paper to the Joint Stock Company, the power of attorney, on the basis of which the representative acts shall be enclosed to the Ballot-Paper.

In case of voting according to the instructions of the persons, who acquired shares after the date of making the list of persons entitled to participate in the meeting, the voter shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the acquirer's instructions.

The person, voting by the power of attorney, issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting, shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.

If after the date of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after the date of making the list of

persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.

JSC "Scientific-Production Corporation "Irkut"

DEAR SHAREHOLDERS,

The Board of directors of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as "Corporation "Irkut"), located at address 3, Novatorov st., Irkutsk 664020, Russian Federation, inform you that the Annual general meeting of shareholders (hereinafter referred to as "the Meeting") will be hold on 23.05.03 with the following agenda:

1. The confirmation of the Auditor of the Company;
2. The confirmation of the annual report and annual financial statements, including profit and loss report (loss and gain accounts) of the Company, the distribution of profit, including disbursement (announcement) of dividends by results of 2002.
3. The election of members of the Board of Directors of the Company.
4. The election of members of the Auditing Committee of the Company.
5. The confirmation of new edition of the Charter.
6. The confirmation of the "Regulation of the general meeting of the JSC "Scientific-production Corporation "IRKUT".
7. The confirmation of the "Regulation about the Board of Directors of the JSC " Scientific-production Corporation "IRKUT".
8. The confirmation of the "Regulation about the Auditing Committee of the JSC " Scientific-production Corporation "IRKUT".
9. The confirmation of the "Regulation about CEO of the JSC" Scientific-production Corporation "IRKUT".
10. The confirmation of the "Code of corporate conduct of the JSC" Scientific-production Corporation "IRKUT".

The list of people that are able to take part in the Meeting has been compiled in accordance to the data provided the register of the JSC "Scientific-Production corporation "Irkut" on 4 April 2003.

Registrar: Closed joint stock company "Ediny registrator", Irkutsk branch (1, Dzerzhinskogo st., Irkutsk 664003; tel.: (3952)240-380, 322-383.

Registration of meeting participants starts at 12. 00 PM by local time, at Gagarin Culture Center.

The information (materials) that shall be available to shareholders during preparation for meeting may be observed within 20 days before the date of the meeting, in the Management department, at address: 9a, Novatorov st., Irkutsk 664020.

Filed ballots received at the latest two days before the beginning of the meeting are allowed for quorum and voting and the shareholders are considered to be participants of the meeting.

Any participant of the meeting shall bring with him/herself the passport or another identification document; any representative shall have a power of attorney and (or) documents certifying his/her right to act on behalf of the shareholder without power of attorney.

For more information, please, contact: telefax (095) 777-2101; (3952) 32-2383; tel. (3952) 56-6798; 56-6867.

The Board of Directors of JSC "Scientific-Production Corporation "Irkut"

Open Joint-Stock Company
Scientific-Production Corporation "IRKUT"

Irkutsk
2 June 2003

Dear Shareholder!

We address you the Voting results of the Annual Shareholder' meeting of Open Joint-Stock Company Scientific-Production Corporation "IRKUT" dated 23 May 2003.

The full name of the Company: Joint-Stock company "Scientific-production Corporation "IRKUT"
The type of meeting: The Annual General Shareholders' Meeting of the Company in the form of the joint session with the previous bulletin sending.
The location of the Company: 3, Novatorov street, Irkutsk, 664020
The quantity of the votes possessed by the persons who took part in the General Shareholders Meeting on all the items of agenda – 747,987,601 (94.56%). There was the quorum on all the items of agenda.
The Meeting Labor Bodies:
The Meeting Chairman: The Board of Directors Chairman: V.B. Bezverhniy
The Meting Secretary: The Company Corparate Secretary V.V. Dashevskiy
The Meeting Counting Commission: according to the Company Charter the working team of Closed Joint-Stock company "Ediniy rigistrator" under the direction of I.V. Bobrovnikova acted as the Meeting Counting Commission.

The Agenda

Annual General Shareholder's Meeting of IRKUT Corporation
May 23, 2003.

1. The confirmation of the Auditor of the Company;
2. The confirmation of the annual report and annual financial statements, including profit and loss report (loss and gain accounts) of the Company, the distribution of profit, including disbursement (announcement) of dividends by results of 2002.
3. The election of members of the Board of Directors of the Company.
4. The election of members of the Auditing Committee of the Company.
5. The confirmation of new edition of the Charter.
6. The confirmation of the "Regulation of the g eneral meeting of the JSC "Scientific-production Corporation "IRKUT".
7. The confirmation of the "Regulation about the Board of Directors of the JSC " Scientific-production Corporation "IRKUT".
8. The confirmation of the "Regulation about the Auditing Committee of the JSC " Scientific-production Corporation "IRKUT".
9. The confirmation of the "Regulation about CEO of the JSC" Scientific-production Corporation "IRKUT".
10. The confirmation of the "Code of corporate conduct of the JSC" Scientific-production Corporation "IRKUT".

The Meeting has brought the following decisions:

1. AUDITOR Ltd shall be approved as the Corporation Auditor (99.42% voted for the decision, 0% voted against it and 0.04% abstained from voting).

2. The annual Report, the annual accounting Report including the Report on profit and loss (profit-and-loss accounts) as well as profit distribution including payment (announcement of dividends as per the results of 2002 shall be approved (99.91% voted for the decision, 0.02% voted against it and 0.02% abstained from voting).

3. The following persons shall be elected members of the Board of Directors: V.B. BEZVERHNY, V.V. BOYEV, O.F. DEMCHENKO, A.G. YEFANOV, A.N. KLEMENTYEV, V.A. KOBZEV, V.V. KOVALKOV, A.K. PONOMARYOV, A.I. FEDOROV, S.V. TSIVILEV, A.K. CHICHIKOV.

4. The following persons shall be elected members of the Auditing Committee: N.V. IVANOVA, V.V. IONUSHAS, V.V. KANASHENOK, S.G. MARKINA, N.K. MIKHAJLOVA.

5. The new version of JSC "Scientific-production Corporation "IRKUT" Charter shall be approved including the change of the Corporation location to the address: Russian Federation, 129626, Moscow, st Novoalexeyevskaya, 13, Bldg. 1 and Irkutsk Aircraft Plant Branch at the address: Russian Federation, 664020, Irkutsk, st. Novatorov, 3 (99.35% - for the decision, 0.01% - against the decision, 0.59% abstained from voting).

6. The Regulation for the general IRKUT Corporation shareholders' Meeting shall be approved (99.32%- for the decision, 0% - against the decision, 0.55% abstained from voting).

7. Regulation for JSC "Scientific-production Corporation "IRKUT" Board of Directors shall be approved (99.30% - for the decision, 0% - against the decision, 0.55% abstained from voting).

8. The Regulation for Auditing Committee of JSC "Scientific-production Corporation "IRKUT" shall be approved (99.33%- for the decision, 0% - against the decision, 0.56% abstained from voting).

9. The Regulation for the President of JSC "Scientific-production Corporation "IRKUT" shall be approved (99.33%- for the decision, 0% - against the decision, 0.55% abstained from voting).

10. The Code of corporate conduct of JSC "Scientific-production Corporation "IRKUT" shall be approved (99.33% voted for the decision, 0% voted against it and 0.55% abstained from voting).

The Protocol of the returning board containing the voting results at the annual general Meeting dated May 27, 2003

JSC «Scientific-production
Corporation «IRKUT»

THE MINUTES of the Annual General Shareholders' Meeting of the Company dated 30 of May 2003 No 16

The full name of the Company: Joint-Stock company "Scientific-production Corporation "IRKUT"
The location of the Company: 3, Novatorov street, Irkutsk, 664020
The type of meeting: The Annual General Shareholders' Meeting of the Company in the form of the joint session with the previous bulletin sending.
The general meeting data: May 23, 2003.
The location of the meeting: U. A Gagarin's DK, 6, Makarenko street, Irkutsk, 664020
The meeting agenda: Appendix 1
The mailing address of sending the filled bulletins for the items of agenda voting: Irkut Corporation 3, Novatorov street, Irkutsk, 664020 (for a registrar)
The beginning of the shareholders-the meeting participants' registration: 12 o'clock of the local time
The ending of the registration: after the meeting.
The opening time of the meeting: 7 past 14 o'clock; the closing time: 20 before 17 o'clock of the local time.
The number of the votes possessed by persons included into the list of the persons being entitled to participate in the General Meeting on all the items of agenda – 791,051,875.
The quantity of the votes possessed by the persons who took part in the General Shareholders Meeting on all the items of agenda – 747,987,601 (94.56%). There was the quorum on all the items of agenda.
The Meeting Labor Bodies:
The Meeting Chairman: The Board of Directors Chairman: V.B. Bezverhniy (according to the Company Charter).
The Meeting Presidium: The Board of Directors Chairman V.B. Bezverhniy, The chief executive A.I. Fedorov, The general director Kovalkov V.V. (elected by the Board of directors; the minutes of the Board of directors meeting dated 21 of May 2003 No 16).
The Meeting Secretary: The Company Corporate Secretary V.V. Dashevskiy (appointed by the Board of directors; the minutes of the Board of directors meeting dated 21 of May 2003 No 16).
The Meeting Counting Commission: according to the Company Charter the working team of Closed Joint-Stock company "Ediniy rigistrator" under the direction of I.V. Bobrovnikova acted as the Meeting Counting Commission.
The Minutes Team: P.P. Rusakov, S.A. Valova, R.V. Nizovaya (the employees of the Corporation "Irkut" administrative department who were appointed by the Board of directors; the Minutes of the Board of Directors meeting No. 16 dated 21 of May 2003).

The main speech points, the names of the persons who addressed about each meeting agenda item.

The meeting chairman (hereinafter referred to as "Ch."): Dear shareholders, the registration of the meeting participants being at the meeting now has come to an end. The word about the quorum of the meeting goes to the representative of the Company Registrar working team which acts as the Company counting commission at our meeting, N.A. Malkov (hereinafter referred to as "Reg").
Reg: By 20 of May 2003, the bulletins from 83 shareholders were received. 64 shareholders and shareholder representatives were registered to take part in the meeting personally. This way, the meeting participants are 147 shareholders possessing 747,987,601 shares in total that reaches 94.56%. There is quorum to decide all the agenda items of the meeting.
Ch:The Annual General Shareholders Meeting of the Company is open.

The members of the Board of Directors and the Auditing Committee, the candidates to these bodies, the representatives of the auditor and the Company Registrar are present at the meeting.

The notice of the meeting (Appendix No 1) with the agenda and the bulletins for voting on all agenda items of the meeting, the information about candidates for electing to the Company executive powers and to the Company auditors, the Company balance that had been ratified by the Board of directors and the profit and loss statement for 2002 as well as the distribution of profit for 2002 that had been recommended by the Board of Directors were messaged to each shareholder of the Company as a registered letter. In addition, the notices of our meeting were advertised in the regional newspaper "Vostochno-Sibirskaya Pravda" dated April 29of this year as well as in the plant newspaper "Irkutskiy aviastroitel".

The Board of Directors (the Minutes dated 21st May 2003, No. 16) ratified the Proceedings of the meetings (Appendix No. 2).It is given to all registered participants of the meeting.

The law on joint-stock companies did not determine any temporary limitations of the meeting agenda voting during the meeting. It is permitted to vote before, at the beginning, in the course or at the end of the meeting.

The voting is carried out through the filling of the bulletins which are given by the Registrar in your registration as a participant in the meeting. For more easy orientation in them, they have numbers that correspond to the numbers of the agenda items of the meeting and they have different colors. In our opinion, thanks to that the bulletins will be filled out properly. Please, before filling out bulletins, read carefully the rules that are stated according to the law on joint-stock companies (they are printed on the reverse sides of bulletins). Before every voting we shall call upon the Registrar who additionally explain the way of voting (the filling of bulletins) on every item of agenda.

For correspondence of the course of our voting with the ratified Proceedings, we shall offer you to do the voting after the discussion of each item of agenda and we shall ask the Registrar to inform the meeting, as ready, of the preliminary voting results.

Those willing to speak please register at the Meeting Presidium. Please hand over your questions in written form to the Meeting Presidium; they shall contain your name, your father's name, and denomination of the shareholder, and if the speaker represents a shareholder, denomination of the legal person shall be mentioned. We need it to record your speech and the question put in the Meeting Minutes.

Dear Shareholders, we have clarified the procedure matters; please let us familiarize you with the structure of our Corporation Authorized Capital, its state being recorded on the 4th April of this year, namely on the date when our Register was completed; let us also familiarize you in short with the Board of Directors operation during the period to be reported.

Strategic direction of the Corporation activities and the prospect of its development highlighted at the last annual general Shareholders' Meeting are being put into practice thanks to efforts made by the managing officers and by the Corporation staff as a whole.

I will not outpace the events. In his report the CEO shall estimate the work done during year and outline the directions of our further activities.

In accordance with the traditions I'll familiarize you with the list of shareholders of our Corporation and inform you briefly about the Board of Directors operation during the past period. Nominal share value is 3 Rubles.

On April 4, 2004 the Corporation shares were distributed as follows:

There are 36 shareholders - legal persons; the number of shares belonging to them is 95.98%.

Large share holding owners are given below:

- CJSC AEROKOM (own property) -10.18%
- CJSC FTK Company (own property) – 19.97%
- AKB FORPOST (nominee) -20.66%

: - GUP AVPK Sukhoi (own property) -14.70%

CJSC Brunswick Warburg Nominees (nominee) - 25.76%

I must say that foreign capital share in the Corporation Authorized Capital of is 12.56%.

There are 962 shareholders – natural persons; 4.02%of shares belong to them;
This volume includes the following categories:

- employees of the enterprise - 353 persons, 1.8 % shares;
- persons not employed at the enterprise (retired employees, redundant staff, persons who had bought shares at cheque auctions) - 609 persons, 2.22%.

Board of Directors of this convocation has held 16 meetings; matters vitally important for the Corporation have been considered there.
About 17% out of the total number of the matter considered by the Board of Directors have been procedural ones. During that period 2 extraordinary absentee meetings were held; thus, quite a number of organizational matters were considered. 21% of questions referred to the Corporation financial policy; 12% were the questions related to the strategy of the Corporation development; 18 % were dealing with production matters.
This is the selection of the matters considered by the Board of Directors. Unfortunately, I must say that the Corporation strategic development was not prevailing in the Board of Directors' meetings agendas; this is the imperfection in the Board of Director's operation during the period reported.
I must say that in 2002 operation of the Board of Directors was sticking to the schedule more closely, and preparation of materials for its meetings became more accurate. But in respect of some matters materials haven't been worked at thoroughly enough; first of all those are procedural questions.
For example in 2002 the Charter underwent amendments twice; this is not the positive estimate for the Board of Directors operation. I must say, technical service at preparation and holding of the Board of Directors' meetings was still quite insufficient: modern information technologies were practically not used. We would like to inform the newly elected Board of Directors' members about it; they have to engage the new technologies for meeting holding.
In the year reported the problem of making the working share of independent Board of Directors' members more significant still existed. We had two such members this year; as far as I know the intent is to have three of them. Their main task is to protect interests of the Corporation minority shareholders. This task has been solved not very successfully as yet. The main reason is weak motivation of the Board of Directors' members. The Directors' fees system remunerating them for their work in the Board of Directors has not been established yet.
All the Board of Directors' meetings were properly recorded in the appropriate Minutes. You can familiarize with these materials in accordance with the procedure set by the law and by our internal documents. Information as regards the main decisions of the Board of Directors was published corresponding to Law "On Joint-Stock Companies" in the Bulletin of the Federal Commission for Securities Market and at its official site in Internet.
This is the brief report on the Board operation. The report of the Board of Directors was approved at the Board of Directors' meeting (Minutes No. 16 dated 21st May 2003).
Now let us start working in accordance with the agenda.
Mr. S.V. TSIVILEV shall deliver information on the first issue regarding the Corporation Auditor election.
Mr. S.V. TSIVILEV: I think there is no sense to plunge deeply into the matter of presenting the candidate for the Corporation Auditor to the shareholders, because in reality we must go back to the question, whether to appoint AUDITOR LTD the Auditor of our Company or not; this Company has been linked to us by large working experience. They have been auditing our Corporation for a long time; they used to be subcontractors of Messrs. PricewaterhouseCooperss Audit, who accomplished international auditing for us. Thus, I believe, everybody knows this Company very well. If there are any questions you can put them to the Company representative who is present.
Chairman: Are there any questions? - No.
The Registrar shall have the floor now as regards the voting procedure.
The Registrar: As regards voting this matter we shall use Bulletin No. 1. In this Bulletin there is the decision wording concerning the Auditor approval and three variants of voting. You must leave

only one variant; the other two variants shall be crossed out. You shall obligatorily sign and put your name and initials.
Chairman: Let us proceed working in accordance with the agenda.
The report on the Corporation activities in 2002 and on the main working trends in 2003: the CEO of IRKUT Corporation Mr. A.I. FEDOROV shall be recognized to deliver the report (Appendices Nos. 3, 4, 5).
Chairman: We have heard quite a wide range of information. Is there anybody willing to put questions, to specify figures or to speak? You are welcome.
Mme L.A. MILYOSHINA: Who are the Corporation members?
Mr. A.I. FEDOROV: I can say at once that the term "Corporation" is included into the Company name. It is the internal application of the term. Speaking about the Corporation as the unity of a number of companies (I guess, this is the question you would like to put) I shall briefly explain that but for the backbone element, namely, but for IRKUT Corporation, this unity includes TANTK named after G.M. Beriev Open Joint Stock Company (Beriev Aircraft) (it is a large company with about 3 thousand people on the staff, the leader in the field of amphibian aircraft engineering); CJSC OKB RUSSKAYA AVIONIKA (the Company not so big, but developing very effectively and dynamically, the leader in the field of systems integration; our subsidiary CJSC BETA AIR as well as some smaller companies, such as, for example, IRKUT AVIASTEP. We are performing work aimed at purchase of other companies' shares, these companies being related to sales of our main product and its maintenance. For the time being the Corporation structure meant for that has just been formed.
Mme L.A. MILYOSHINA: Due to what factors have the commercial expenses of the Corporation grown so much?
Mr. A.A. ROZHKOV: - These commercial expenses include the costs related to sales of aerotechnics manufactured. Its sales have grown, and consequently the costs have grown.
Mme L.A.MILYOSHINA: What is the ratio of the managing staff salaries and the working staff wages?
Mr. A.I. FEDOROV: It is not easy to give information as regards each subdivision; but recently the policy of salaries and wages growth both in respect of managing and working staff has been conducted. At that, we have deliberately increased the top managing staff salaries. It is wrong if the Company top-manager who pre-sets the future of the Company, gets less money than a worker.
Mme Ye.S. DIANOVA: Will accounting and statements be consolidated?
Mr. A.I. FEDOROV: Yes, we will strive to achieve it, but this year we will not manage to have such kind of accounting. We will have to perform quite a large preparatory work in order to achieve it.
Mr. YAZYKOV: Is nationalization of the plant possible?
Mr. A.I. FEDOROV.: I doubt we are unique enterprise, which could be nationalized by the government. If there is the necessity for the government to obtain a new share in the Corporation Authorized Capital, then our shares will be acquired in a civilized manner at a market price. The shareholders have nothing to be afraid of.
Mr. Yu.P. ROMANOV: I would like to find out, why, having obtained the profit for 2001 amounting to over 3 milliard, and for 2002 - over 300 million, dividends are not paid proportionally, namely, 1/100 Rubles per one share for 2001, and 9/100 Rubles per one share for 2002.
Mr. A.I. FEDOROV: During several years we were having a great problem due to difference between exchange rates, when advance payment amounts in accordance with the Contract with India were included into the balance at the rate 5 Rubles per 1 USD; after the default this rate became 20 Rubles per 1 USD, as you know. This rate growth caused the Corporation losses amounting to about 3 milliard Rubles. We had to pay them off.
On the whole, we must not speak of profit, we must speak of net profit; the dividend level shall be compared with it. Net profit has grown; dividend level has grown nine times accordingly. Profit

distribution amounts to over 20% of the net profit; it is much more than it was last year. If we earn more, dividend becomes more, in accordance with our dividend policy.
Mr. SUSHILOV: Please tell us about the prospective of the Corporation branch Irkutsk Aircraft Plant (IAZ) development.
Mr. A.I. FEDOROV: In the draft Charter the Corporation branch Irkutsk Aircraft Plant is allotted. Actually this is the state for the present. The whole property IAZ is placed in Irkutsk; here IAZ pays taxes. IAZ is the main industrial component of IRKUT Corporation. Only management systems will be separated more distinctly: for the Corporation on the whole it shall be the corporative level; its main core and the executive body itself shall be located in Moscow; I AZ shall be the industrial component. IAZ shall be headed by the Director General; actually, the managing structure of this component of our Corporation won't be changed; no radical changes, especially personnel replacement are proposed.
Mme Ye.S. DIANOVA: Shareholders of what Company are we? Do our shares constitute the Corporation property?
Mr. A.I. FEDOROV: All of you are IRKUT Corporation shareholders and you just work at IAZ. When you get the extract from the Corporation Register, this is the data given in such an extract: the number of IRKUT Corporation shares in your possession. Assets of the Corporation in the form of subsidiary shares are included into the Corporation balance.
Chairman: I propose to continue discussion on the matters included into the agenda and to put all the questions in written form. As far as the emerging questions are beyond the limits of the agenda matters, but they are still of great interest for some Meeting participants, they will be answered necessarily at the end of the Meeting.
So, discussion on the Report has been completed; I propose to the Registrar to announce preliminary results of voting as regards approval of the Auditor.
Registrar: 99.17% votes were given for approval of Messrs. AUDITOR LTD as the Corporation Auditor, as per the preliminary counting; 0.02% abstained from the voting, and 2 bulletins were acknowledged invalid. So, Messrs. AUDITOR LTD are approved as the Corporation Auditor.
Chairman: If there are no more questions, we shall start to consider approval of the Report on profit distribution and dividend payment.
Registrar shall speak.
Registrar: We shall vote this question by Bulletin No. 2. The order shall be the same: the variant you have chosen out of those three proposed please leave undeleted; the other two variants please cross out, and do not forget to put your signature and to decipher it.
Chairman: Let us proceed to the next question – election of the Board of Directors' members. In accordance with the Corporation Charter the shareholders have proposed the candidates for the Board of Directors. Short biographical references for each candidate have been forwarded to you. All of them have given their consent to run for the Board of Directors' membership. Most of them are present in the conference-hall, so you can put questions. I would like to draw your attention to the new names among them:
Valentin Vladimirovich BOYEV, Director General, OAO TANTK named after G.M.BERIYEV,
Oleg Fedorovich DEMCHENKO, President, OAO OKB named after A.S.YAKOVLEV,
Alexander Gennadyevich YEFANOV, Director General, OAO OKB named after A.S.YAKOVLEV,
Natalya Viktorovna KONSTANTINOVA, Deputy Director General in Charge of Economics, GUP AVPK SUKHOI, Anatoly Stepanovich PANKRATYEV, Deputy Manager of the Department for Programs of Civil Aerotechnics, Aircraft Armaments and Defense Technology of ROSAVIAKOSMOS, Alexej Konstantinovich PONOMARYOV, Director of Interdepartmental Analytical Center, Moscow.
Mme MASLOVA: Are the candidates the Corporation Shareholders? :
Chairman: Mme N.V. KONSTANTINOVA is the representative of Messrs. GUP AVPK SUKHOI. Messrs. O.F. DEMCHENKO, A.G. YEFANOV, A.K. PONOMARYOV were proposed by the

Chairman: I would like to emphasize that the law does not foresee that subsidiaries must be mentioned in the Charter; only offices and branches shall be mentioned. Believe me that a large group of specialists used to work at that issue and all the negative consequences were taken into account.
S,N, NIKULENKO: I have got a question to Mr. V.B. BEZVERHNY. In the Charter the legal address has been changed, so are we present at the Meeting in Irkutsk for the last time?
Mr. V.B. BEZVERHNY: The place of the Meeting Holding in accordance with the law shall be set by the Board of Directors; the Meeting can be held in Irkutsk, too. No doubt this tradition shall not be infringed. All the more, in the Corporate Code of Conduct this address is given as an obligatory one.
Mr. I.V. KOSHELKOV: Please give your comment as regards Article 5 dealing with the matter of the Authorized Capital increase in accordance with the Board of Directors decision without holding the shareholders' meeting. And the second question is limitation put by the Board of Directors for profit distribution.
Chairman: The law says that the level of dividend shall be discussed at the Board of Directors meeting. This Meeting is entitled either to approve or to reject but not to amend its volume. As regards the Authorized Capital increase, this prerogative can be handed over to the Board of Directors but in order to reach such a decision a unanimous opinion of all the Board of Directors' members shall be required. This Article of the Charter fully describes the requirements of the Joint Stock Companies' Law. It does not infringe shareholders' rights but gives the opportunity to announce in a more versatile way the Corporation shareholding policy in the course of its development and performance, which may prove necessary. Additional shares may be placed only within the limits of the share number announced at the Meeting. If there are no more questions, let the Registrar speak as regards the voting procedure. Registrar: Voting shall be implemented by Bulletin No.5. The procedure is the same: out of the three variants only one variant shall be undeleted and the other two ones shall be crossed out. Do not forget to put your signature.
Chairman: Voting is over. Let us proceed to the next items on the agenda. They are as follows: approval of Regulation for the general Meeting (Appendix No. 7); approval of Regulation for the Board of Directors (Appendix No. 8); approval of Regulation for the Auditing Committee (Appendix No. 9); approval of Regulation for the President (Appendix No. 10); approval of the Code of corporate conduct (Appendix No.11). Those questions are included into Bulletin No. 6; it is proposed to vote simultaneously, because these documents are derivatives from the Charter, and we have already voted on the Charter. Now the Registrar shall explain us how to implement voting on these items on the agenda correctly.
Registrar: Preliminary results of voting on approval of the new Charter version are as follows: 99,21% voted for the decision, 0% voted against the decision, 0,55% abstained from voting; one bulletin was acknowledged invalid. So, the new version of the Charter has been approved.
Chairman: I would like to congratulate the shareholders with approval of the new Charter version.
Registrar: In Bulletin No.6, as it has already been said, 5 items are included. The procedure of voting is the same. For each item you must choose and leave undeleted one variant and the other two ones you shall cross out; you shall also put your signature. I am repeating: for each item. I would like to remind you that after collection of bulletins voting on all the items included into the agenda shall be over. Let us start voting.
Chairman: The representative of the Register has informed that the results of voting on the former items are available. Let him speak.
Registrar: preliminary results of voting are as follows:

- voting on approval of the annual Report, of the Report on profit and loss, on distribution of profit including dividend payment: 99.9% voted for the decision, 0.02% voted against the decision and 0.02% abstained from voting.

By the majority vote the following persons are elected members of the Board of Directors: V.B. BEZVERHNY, V.V. BOYEV, O.F. DEMCHENKO, A.G. YEFANOV, A.N. KLIMENTYEV,

V.A. KOBZEV, V.V. KOVALKOV, A.K. PONOMARYOV, A.I. FEDOROV, S.V. TSIVILEV, A.K. CHICHIKOV;
The following persons are elected members of the Auditing Committee: N.V. IVANOVA, V.V. IONUSHAS, V.V. KONASHONOK, S.G. MARKINA, N.K. MIKHAILOVA. All of them have gained more that 50% of the Meeting participants' voted.
On 5 items included into Bulletin No. 6 the absolute majority of participants has voted affirmatively - 99.3%. So all the five documents are approved.
Chairman: Thank you very much. All the items on the agenda have been discussed. I would like to ask the newly elected members of the Board of Directors to go the study of the Director of DK in order to elect the Chairman of the Board and his deputies.
A 5 – 7 minute break is announced.
After the break:
Mr. A.I. FEDOROV: At the sitting of the Board of Directors organizational matters have been considered; some decisions thereon were taken. Mr. V.B. BEZVERHNY has been elected Chairman of the Board; Messrs. A.K. CHICHIKOV and O.F. DEMCHENKO have been elected his deputies.
The matter is related to implementation of the decision brought by the Meeting in respect of the new Charter version, namely, related to change of the Corporation location and to establishing a branch in Irkutsk. It is complicated and important work; it needs proper preparation; if it is not done, faults in operation of the whole Company may occur. The decision as regards development of measures aimed at implementation of these Charter provisions is brought; the term for implementation of the said Charter provisions is until 1st November 2003. The appropriate assignment is given to the executive body of the Corporation. It is also assigned to maintain uninterrupted performance of the Company during this period of time. This information is for your reference. We have promised to answer the questions at the end of the Meeting. For the moment here is one written question as regards operation of CJSC AEROCOM. Claims related to profit distribution and to work organization. I would not like to go into details. But on the 30th June of this year the Meeting of JSC shareholders shall be called; I believe, the appropriate decisions on those matters will be brought there.
Chairman: Our agenda has been over. I thank all the participants for cooperation. I wish you all the best.
The Meeting has brought the following decisions:
1. AUDITOR Ltd shall be approved as the Corporation Auditor (99.42% voted for the decision, 0% voted against it and 0.04% abstained from voting).
2. The annual Report, the annual accounting Report including the Report on profit and loss (profit-and-loss accounts) as well as profit distribution including payment (announcement of dividends as per the results of 2002 shall be approved (99.91% voted for the decision, 0.02% voted against it and 0.02% abstained from voting).
3. The following persons shall be elected members of the Board of Directors: V.B. BEZVERHNY, V.V. BOYEV, O.F. DEMCHENKO, A.G. YEFANOV, A.N. KLEMENTYEV, V.A. KOBZEV, V.V. KOVALKOV, A.K. PONOMARYOV, A.I. FEDOROV, S.V. TSIVILEV, A.K. CHICHIKOV.
4. The following persons shall be elected members of the Auditing Committee: N.V. IVANOVA, V.V. IONUSHAS, V.V. KANASHENOK, S.G. MARKINA, N.K. MIKHAJLOVA.
5. The new version of JSC "Scientific-production Corporation "IRKUT" Charter shall be approved including the change of the Corporation location to the address: Russian Federation, 129626, Moscow, ul Novoalexeyevskaya, 13, Bldg. 1 and Irkutsk Aircraft Plant Branch at the address: Russian Federation, 664020, Irkutsk, ul. Novatorov, 3 (99.35% - for the decision, 0.01% - against the decision, 0.59% abstained from voting).
6. The Regulation for the general IRKUT Corporation shareholders' Meeting shall be approved (99.32%- for the decision, 0% - against the decision, 0.55% abstained from voting).

Appendix 1

Agenda

Annual General Shareholder's Meeting of IRKUT Corporation
May 23, 2003.

1. The confirmation of the Auditor of the Company;
2. The confirmation of the annual report and annual financial statements, including profit and loss report (loss and gain accounts) of the Company, the distribution of profit, including disbursement (announcement) of dividends by results of 2002.
3. The election of members of the Board of Directors of the Company.
4. The election of members of the Auditing Committee of the Company.
5. The confirmation of new edition of the Charter.
6. The confirmation of the "Regulation of the general meeting of the JSC "Scientific-production Corporation "IRKUT".
7. The confirmation of the "Regulation about the Board of Directors of the JSC " Scientific-production Corporation "IRKUT".
8. The confirmation of the "Regulation about the Auditing Committee of the JSC " Scientific-production Corporation "IRKUT".
9. The confirmation of the "Regulation about CEO of the JSC" Scientific-production Corporation "IRKUT".
10. The confirmation of the "Code of corporate conduct of the JSC" Scientific-production Corporation "IRKUT".

Appendix 2

THE ORDER
of holding the annual General Shareholders' Meeting of JSC "Scientific-production Corporation " IRKUT"
May, 23, 2003.
14.00- 14.05 - Opening the meeting, acquaintance with its working bodies, procedures and the rules of holding. 5 min.

14.05 - 14.10 - Opening statement of the chairman of the meeting. The information about shareholders and the activity of the Board. 5 min.

14.10- 14.15 - The information and voting on the confirmation the Auditor of the Company. 5min.

14.15- 14.50 - The report of CEO of the Company on activity in 2002. Basic directions of activity in 2003. Consideration of annual financial statements, loss and gain account, distribution of the profit. 35 min.

14.50- 15.00 - The message on preliminary results·of voting under confirmation of the Auditor. Answers to questions, discussion and the confirmation of Annual report of the Company and distribution of the profit. 10 min.

15.00- 15.10 – The election of members of the Board of Directors. 10 min.

15.10- 15.15 – The election of the Auditing Committee. 5 min.

15.15- 15.25 - Submission, discussion and voting under the confirmation of the new edition of the Charter of the Company. 10 min.

15.25- 15.30 - Information, discussion and voting under the confirmation of Regulation about General Shareholders' Meeting. 5 min.

15.30- 15.35 - Discussion and voting under the confirmation of Regulation about the Board of Directors. 5 min.

15.35- 15.40 - Discussion and voting under the confirmation of Regulation about the Auditing Committee. 5 min.

15.40- 15.45 - Discussion and voting on the confirmation of Regulation about CEO.5 min.

15.45 - 5.50 - Submission, discussion and voting under the confirmation of the Code of corporate conduct. 5 min.

15.50- 15.55 - Termination the voting on questions of the agenda. Collecting reports. 5 min.

15.55- 16.25 - Break. 30 min.

16.25- 16.30 - Announcement of preliminary results of the voting. 5 min.

16.30- 16.40 - Answers to questions of participants of the meeting. Closing the meeting. 10 min.

The Board of Directors has considered the distribution of the profit and put the offer of its distribution.

Distribution of the profit on results of 2002.
On results of work in 2002 IRKUT Corporation has received a net profit after payment of all taxes 344419683,92 rub. According to Corporate Charter "IRKUT" and under the decision of shareholders' meeting, the net profit is to be distributed:
-reserve fund,
-dividends dividends,
-On the creation of the development fund.
The size of annual transfers to the reserve fund, stipulated by the Charter of the Company, is equal 5 % from a net profit. On results of 2002, the size of transfers to the reserve fund will amount 17 220 914 rub.
On results of 2002, it is offered to distribute dividends on the amount 71 194 669 rub., that will be 9 kopecks on one common stock.
Direct the retained income for 2002 of 256004100,92 rubbles to the development fund.
Thus, it is offered to distribute received net profit for 2002 as follows:
-The reserve fund - 17220914 rub.
-Dividends - 71194669 rub.
-The development fund - 256004100,92 rub.

Appendix 4

Report o f A uditing C ommittee o f O pen J oint S tock C ompany I rkut C orporation f or y ear 2002

According to the Regulation on the Auditing Committee of Open Joint Stock Company Irkut Corporation, approved by the minutes of General Shareholders' Meeting No13 from May 24, 2002, in the course of the year the Auditing Committee conducted regular checks and auditing of financial and economic activity Irkut Corporation JSC (further in the text referred to as Company), according to the approved plan.

We verified the annual financial statements of Company, conducted financial analysis of the accounts, that reflects all essential changes of the Company's assets and liabilities that are, in our view, of interest for the shareholders; calculated basic parameters of the Company's financial activity.

As a result of the analysis of financial and economic activity it was revealed, that the sales in accounting year has increased against the last year by10,892 mln roubles (162 %)and amounted to 17,629 mln roubles, including these from export sales – 16,634 mln roubles. Meanwhile, the cost of goods sold went up 6,960 mln roubles or 158 %, and amounted in the financial year to 11 346 mln roubles. We included in the cost of goods sold the expenses of paying interests on loans and credits, which, according to accounting regulations, are shown in financial statements as non-operating costs.

Because in the financial year the growth rate of sales surpassed growth rates of the cost of sales, the Company received operating profit in the amount of 2,626 mln roubles, or 2061 mln roubles up or 4.5 times more than in 2001.

The gross margin (defined as the sales profit/proceeds rate) increased in the financial year 7% and totaled 15 % that is caused by higher growth rate of sales rather than growth rates of the cost of sales.

The increase of efficiency of the Corporation's main industrial activity is characterized by cost effectiveness ratio, which shows the share of total sales on one rouble of the costs of goods.

In the financial year cost effectiveness ratio doubled, amounting to 0.18. It means that each rouble invested in manufacture, returns 0.18 rouble in sales.

But, while the manufacturing profit is 2,625 mln roubles, the Company's net revenue in 2002 anounted only to 344 mln roubles. This difference is the result of non-operating losses, amounting 2,281 mln roubles, including: the largest sum, 1,900 mln roubles, resulted from writing off currency exchange margins that had been calculated before on long-term advances, received from Indian party. Moreover, the Company suffered losses:

• Maintaining social and cultural facilities in the amount of 118.3 mln roubles

Social benefits for the Company's employees – 46.1 mln roubles including the most relevant:

Pension benefits – 12.6 mln roubles;

Cost of education at universities – 4.6 mln roubles;

Cost of running crèches, summer camps, grants on costs of holiday vouchers to Chaika holiday resort for employees - 27 mln roubles

• Costs for charitable purpose – 14.2 mln roubles
• Income taxes - 53 mln roubles
• Other Company's losses - 10.1 mln roubles

The Auditing Committee suggests that some part of the costs made from *net revenue, could be* taken into account for tax purposes. We present recommendation in this respect in the memorandum, drawn up as a result of the audit.
The Auditing Committee suggests there are reserves to increase the Company's profitability, audits of the Company have been conducted during the year just to reveal these reserves. Altogether there have been conducted 11 audits in 2002, including:
- spending of retained earnings by Irkut:
- performance of expensive foreign equipment purchase contracts according to the agreement with Stankoimport company;
- spending for university education of employees;
- spending for repair contracts for cultural facilities;
- analysis of computer hardware purchase contracts and their execution;
- other audits.

Results of the audits have been discussed at meetings of the Auditing Committee, the passed decisions were forwarded as acts of audit, analytical reports and memos to General Director, Technical Director and Administrative Director, Chief Accountant, heads of departments. The executives took measures to eliminate the revealed violations indicated in the presented documents.
While compiling the plan of audits we took into accounts, above all, the relevance of the expenses. For instance:
1. In 2001-2002 about 500 mln roubles were paid to Stankoimport equipment provider. We audited execution of the contracts with Stankoimport in 2002. The audit revealed some violations, and the following steps were suggested to eleiminate them:
- heads of initiating departments should provide advanced provision of primary documentation to develop specification for equipment mounting while making contracts on purchase of equipment, requiring installation and tuning work.
- initiating departments should strictly monitor whether primary documents are provided by Providers timely and in full.
- Plant Engineer service should jointly with Central Account Department specify the procedure of registering the equipment on the date of transferring the ownership from Providers.
- To take inventory of shipped, but not registered equipment and show it in account books of Irkut Corporation.
- According to the recommendations of the Auditing Committee, General Director issued an order to eliminate the revealed violations.
2. 12 mln roubles were spent in 2002 on furniture for departments of Irkut Corporation.
The audit revealed that furniture was bought without making contracts with providers, in the course of selection of providers no alternative options were considered to optimize the costs. There occurred some instances of decentralized furniture purchasing, bypassing department 17. Also some accounting violations were revealed, that might entail negative tax consequences.
Upon the audit results department 17 prepared some steps to eliminate the violations. Currently the Auditing Committee conducts a post-audit check with regard to this issue.
3. Considerable assets were also allocated in 2002 for reconstruction and repair of the Company's facilities, amounting to total of 336 mln roubles, including over 42 mln roubles for social and cultural buildings.

We checked how the works contracts were executed, including those with Olymp LTD and CJSC Krona. The check included analysis of the contracts with regard to fulfillment of terms and work quality engagements. The check revealed the cases of:
Bad quality of repair and construction works on kindergarten – extended repair periods.
Absence of design and construction documents, causing impossibility to control the correctness of the performed works.

Absence in the contract with Olymp LTD of Executive's responsibility on handing-ver of the works to official of the State Energy Inspectorate, that is inadmissible for swimming-pool building.

4. Professional development of employees is another direction of the Company's spending. In 2002 total spending for this purpose amounted to about 10.5 mln roubles, including about 4,650,000 roubles on payment for higher education; according to the current law, this payment was made form net income. We checked the procedure of concluding and executing contracts with natural persons on getting higher education. The check revealed that the material loss, suffered by the Corporation as a result of the fact that some persons studied at universities, but not worked for the Corporation for the term, specified in the contracts, amounts to 700,000 roubles, adjusted for inflation. Currently, the Company's legal department acts to compensate the sums, spent on education of its former employees, sent down from universities, by voluntary payment, or compensation through the court.

5. In 2002 the Company's administrative department engaged in registration of its real estate. Currently about 20% of realty, owned by the Company, are registered at the local real estate business department. A slow progress in this direction is caused mainly by low financing. We consider as necessary to draw shareholders' attention to importance of registration of realty, because since January 2004 depreciation of unregistered realty will not be accounted for in tax computation that will lead to increase in income tax.

CONCLUSIONS:

As it has been said above, the violations and drawbacks, revealed in the course of work of the Auditing Committee, were presented to members of the Board of Directors in charge of these activity lines of Irkut Corporation.

The results of financial and business activity for 2002 allow to make the conclusion that in 2002 the Company functioned rather effectively.

The Auditing Committee believes that the data, contained in the annual financial statements, are reliable in all relevant aspects.

Chairwoman, Auditing Committee N.V. Ivanova

7. Regulation for JSC "Scientific-production Corporation "IRKUT" Board of Directors shall be approved (99.30% - for the decision, 0% - against the decision, 0.55% abstained from voting).
8. The Regulation for Auditing Committee of JSC "Scientific-production Corporation "IRKUT" shall be approved (99.33%- for the decision, 0% - against the decision, 0.56% abstained from voting).
9. The Regulation for the President of JSC "Scientific-production Corporation "IRKUT" shall be approved (99.33%- for the decision, 0% - against the decision, 0.55% abstained from voting).
10. The Code of corporate conduct of JSC "Scientific-production Corporation "IRKUT" shall be approved (99.33% voted for the decision, 0% voted against it and 0.55% abstained from voting).
The Protocol of the returning board containing the voting results at the annual general Meeting dated May 27, 2003 – Appendix No. 12.

Secretary	V. B. Bezverhny
Chairman of the Meeting	V.V. Dashevsky

Board of Directors as independent Directors; they believed those persons could endow the Corporation development significantly.
Mr. Yu.P. ROMANOV: Why are there no representatives of OKB SUKHOI among the candidates?
Chairman: the Board of Directors is elected every year; the list of its members may be the same or may be different. In this case Messrs. GUP AVPK SUKHOI are the owners of the control shares packet of OKB SUKHOI, and their candidate represents the interests of OKB SUKHOI.
If there are no more questions, I would like to ask the Registrar to clarify the procedure of cumulative voting.
Registrar: We shall vote this matter by Bulletin No.3. As far as out of 14 candidates proposed only 11 ones shall be elected, all your votes are multiplied by 11. You can vote for one or two candidates; you can divide your votes in any proportion among several or all the candidates; but their amount must be equal to the total number of your votes. It is also possible to vote against the candidates, but if so, then you have to vote against all the candidates, or you can abstain from voting. Please do not forget to put your signature with deciphering.
Chairman: Let us proceed to election of the Auditing Committee; we shall use Bulletin No. 4. The procedure of candidate nomination is similar to that applied for the Board of Directors; the information about the candidates and their consent to be elected are there. I would like to remind you of our candidates:
Nadezhda Vladimirovna IVANOVA, IRKUT Corporation Internal Auditing department Manager;
Vladislav Vladimirovich IONUSHAS, IRKUT Corporation Executive department Manager;
Vasilij Vasilyevich KANASHENOK, IRKUT Corporation Estate Administration Department Manager;
Svetlana Grigoryevna MARKINA, First Deputy Chief Accountant of JSC OKB SUKHOI;
5. Nelya Konstantinovna MIKHAJLOVA, Vice-President, JSC FTK Company. If there are no more questions, please mind the voting procedure.
Registrar: We shall vote by Bulleting No. 4. There are three variants of voting as well.
Leave only one variant undeleted against each name; unnecessary variants please mark by a dash and please do not forget to put your signature.
Chairman: Let us start discussing the new edition of the Corporation Charter. I would like to give brief comment of this new version. You dispose of the new Charter version draft (Appendix No.6). The amendments have the following nature. Some part of them is the result of the changes made to the Joint Stock Companies' Law; some part of those amendments originates from the Code of corporate conduct, which we approved at the last annual general shareholders' Meeting. One more part results from the further corporative development of the Company, which means separation of IAZ as the Corporation branch and the change of the Corporation image. This is the brief description of the amendments taken into account in the new Charter version. Has anybody got a question?
Mr. V.S. TALYKIN: I have got the proposal: in the new Charter version presented for approval, page 7, Article 4, paragraph 3 from the top reads: "the Corporation has the branch in Irkutsk", etc.; let us exclude this wording. All the other regulations as regards subsidiaries and branches let us approved next year.
Chairman: I would like to say the following to that: this version has been considered and approved by the Board of Directors. I am sorry to say, we cannot put your proposal to the vote, because it does not take into account all the consequences related to the Corporation activities licensing. I believe it is dangerous to add such amendments to the Charter without thorough preparation. I would like lawyers to give comments if necessary.
Mr. A.I. FEDOROV: This remark is not merely related to legal aspects of licensing. Really, we are going to have many subsidiaries and branches. It is a living organism, which will change all the time. We decided it necessary to separate one branch in the shape of IAZ, because it is a backbone component, here we have 90% of business, 75% of the staff working in the Corporation; and this component will stay like that for years. If such a component appears, let us get back to the Charter once again.

Joint-stock Company "SCIENTIFIC-PRODUCTION CORPORATION "IRKUT"

RECEIVED
2004 OCT -4 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MINUTES Of 17.07.03 No 17 of the extraordinary General meeting of shareholders.

Full proprietary name of Company: Joint-Stock Company "Scientific-Production Corporation "Irkut".

Legal address of Company: 664020, Irkutsk, Novatorov str., 3.

Type of General meeting of shareholders: extraordinary.

Carrying out form of the General meeting of shareholders: absent voting. General meeting of shareholders location: 664020 Irkutsk, Novatorov str., 3, Corporation "Irkut".

Date of General meeting of shareholders: July, 16 - 2003. Register of persons having right to assist at General meeting of shareholders, drawn up as of 4, June of 2003.

Postal address the filled voting papers were sent to: 664020 Irkutsk, Novatorov str., 3, Corporation «Irkut» (to Registrar). General quantity of votes, possessed by the holders of the voting shares of Corporation "Irkut": 791 051 875.

Quantity of votes, possessed by the shareholders – members of the general meeting of shareholders 732 505 992 (92.60%).

The Chairman of the General meeting – the President of the Board of Directors Bezverkhniy V.B. Secretary of the meeting -Dashevskiy V.V.

Quorum at the meeting:

In accordance with the report of the results of voting of the members of the extraordinary general meeting of shareholders of Corporation "Irkut" of 17, July 2003, drawn up by the Registrar of CJSC "Ediny registrar" (applicable), quorum for the taking of decision on the Item of agenda was available.

Agenda of the meeting:

About the general crediting limit extension in Sberbank RF up to the amount, equivalent to 413 million U.S. dollars.

Item of agenda put to the vote:

To allow the executive body to extend the general crediting limits of the execution of Contract of commission No RB 535611031077-2572 of 20.12.1996 and financing of the current activity in Sberbank RF in amount, equivalent to 413 million U.S. dollars in RUR at the rate of Bank of Russia as of the date of crediting amount issue. For that: 1 To prolong the Contracts of the non-revolving credit line opening No2586 of 06.06.2001 and No2229\2745-6 of 05.04.2002, concluded with Sberbank RF till 31, March of 2004. 2. To approve the Contract of the non-

revolving credit line opening No2991 of 06.06.2003 with Sberbank RF on terms of the Bank.

Results of voting:

In accordance with the report of the results of voting during the extraordinary General meeting of shareholders of the Corporation «Irkut» of 17.07.03, drawn up by the Registrar of the CJSC "Ediny registrar" (applicable) the results are as follows: «yea»-732 211 727(99,96%); «nay»-133 965 (0,02%); "abstention" - 30 915 (0,00%).

The voting papers with 129 385 (0,02%) votes were declared invalid.

Decision taken by the General meeting of shareholders:

"To allow the executive body to extend the general crediting limit of the execution of Contract of commission NoRB 535611031077-2572 of 20.12.1996 and financing of the current activity in Sberbank RF in amount, equivalent to 413 million U.S. dollars in RUR at the rate of Bank of Russia as of the date of crediting amount issue. For that:

1. **To prolong the Contracts of non-revolving credit line opening No2586 of 06.06.2001 and No2229\2745-6 of 05.04.2002, concluded with Sberbank RF , till 31, March of 2004.**
2. **To approve the Contract of non-revolving credit line opening No2991 of 06.06.2003 with Sberbank RF on terms of the Bank".**

Chairman of the extraordinary General meeting of shareholders, President of the Board of Directors	V.B.Bezverkhniy
Secretary of the extraordinary General meeting of shareholders	V.V.Dashevskiy

REPORT OF THE COUNTING COMMISSION ABOUT THE RESULTS OF VOTING DURING THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Joint-stock Company "Scientific-Production Corporation "IRKUT" (JSC "IRKUT" Corporation")

Irkutsk. **17, July 2003.**

Full proprietary name: Joint-stock Company «Scientific-Production Corporation

«IRKUT».

Legal address of JSC "Corporation «IRKUT»": 664020 Irkutsk, Novatorov str, 3

Type of General meeting of shareholders: extraordinary

Carrying out form of the General meeting of shareholders: absent voting

Date of General meeting of shareholders: July, 16 - 2003.

Postal address the filled voting papers were sent to: 664020 Irkutsk,

Novatorov str. 3, JSC «Corporation "IRKUT"» (to Closed Joint-stock company «Ediny registrar» (Irkutsk branch office).

Full name of the registrar: Closed Joint-stock company «Ediny registrar»:Legal address of the registrar: Saint-Petersburg, Sverdlovskaya nab., 12.Postal address of the registrar: 195009 Saint-Petersburg, Sverdlovskaya nab., 12.

Full name of the registrar branch office: Irkutsk branch office of the Closed Joint-stock company «Ediny registrar»

Legal address of the registrar branch office: Irkutsk, Dzerzhinskogo str., 1

Postal address of the registrar branch office: 664003 Irkutsk, Dzerzhinskogo str., 1, office 903.

Register of persons, having right to assist at the General meeting of shareholders, drawn up in accordance with the register of holders of registered securities of Company as of 04, June 2003.

Date of drawing up of the report of the Counting commission about the results of voting on the General meeting: July, 17 - 2003.

AGENDA OF THE GENERAL MEETING OF SHAREHOLDERS:

1. About the extension of general crediting limit in Sberbank RF up to the amount, equivalent to 413 U.S. dollars.

RESULTS OF VOTING ON THE ITEM No1 OF AGENDA

Quantity of votes, possessed by the persons having right to assist at the general meeting concerning the Item No 1 of agenda - *791 051 875.*

Quantity of votes, possessed by the members of the general meeting, concerning the Item No 1 of agenda: *732 505 992 (92.60%).* Quorum on the Item No 1 of agenda: available.

The decision on the matter is considered to be taken if it has been voted for by not less than three quarters of votes, possessed by the embers of the meeting.

Item of agenda put to the vote: «About the extension of general crediting limit in Sberbank RF up to the amount, equivalent to 413 U.S. dollars »

For - *732 211 727* votes, what equals to ***99.96*** % of the general quantity of votes, possessed by the members of the meeting concerning this specific matter; ***nay -133 965*** votes, what equals to ***0.02*** % of the general quantity of votes, possessed by the members of the meeting concerning this specific matter;

ABSTENTION - 30 915 votes, what equals to ***0.00*** % of the general quantity of votes, possessed by the members of the meeting concerning this specific matter;

Quantity of votes not considered because of voting papers declared invalid - ***129 385*** *(0.02%).*

The decision taken on the Item No 1 of agenda:

To allow the executive body to extend the general crediting limit of the execution of Contract of commission NoRB 535611031077-2572 of 20.12.1996 and financing of the current activity in Sberbank RF in amount, equivalent to 413 million U.S. dollars in RUR at the rate of Bank of Russia as of the date of crediting amount issue. For that:

1. To prolong the Contracts of non-revolving credit line opening No 2586 of 06.06.2001 and No2229/2745-6 of 05.04.2002, concluded with Sberbank RF till 31, March 2004.

2. To approve the Contract of non-revolving credit line opening No2991 of 06.06.2003 with Sberbank RF on terms of the Bank.

The present minutes was drawn up in three copies, two – for the Company, one - for Closed Joint-stock company «Ediny registrar», on 2 (Two) sheets each one.

Representative of the Closed Joint-stock company «Ediny registrar» (Letter of attorney No 747 of 18.06.2003) Bobrovnikova I.V

BALLOT-PAPER

For vote at the extraordinary General Shareholders' meeting of Scientific Production Corporation "IRKUT" Open Joint Stock Company.

Place of the Company's residence: 664020, Irkutsk, str. Novatorov 3.
Form of extraordinary General Shareholders' Meeting is absent voting.
.Date of Ballot-paper receipt closing: July 16, 2003
Postal address to send filled Ballot-Paper: 664020, Irkutsk, Novatorov St.3
(for CJSC «Ediny registrator" (Irkutsk branch)

Personal account No.:

Name of the owner /Full name of the Shareholder

Number of votes at the Shareholder's disposal on voting by the present Ballot-Paper at the General Shareholders' Meeting is:

Question of the vote

"Increase of total credit limit in the RF Sberbank to the amount, equivalent to 413 millions of US dollars"

Decision	Voting variants		
To permit to the executive body to increase total credit limit of the Commission Contract No. ГB535611031077-2572 as of 20.12.1996, and current activity financing in the RF Sberbank to the amount, equivalent to 413 millions of US dollars in rubles at the rate of the Central Bank of Russia as of the dates of credits issue. For this purpose: 1. Prolong the Contracts of nonrevolving credit line No. 2586 as of June 6, 2001 and No. 2229/2745-6 as of April, 4, 2002 opening, concluded with the RF Sberbank until March 31, 2004. 2. Approve conclusion of the Contract of nonrevolving credit line opening No. 2991 as of June 6, 2003 with the RF Sberbank subject to the bank's conditions.	**YEA**	**NAY**	**ABSTAIN**

*Signature of the Shareholder (representative*________________________________
(Surname, initials legibly)

*Power of attorney requisites** ________________________

See overleaf

RULES OF THE BALLOT-PAPER'S FILLIING:

Leave only one voting variant. Cross out needless variants!

Ballot-Papers with corrections in the voting table and unsigned Ballot-Papers are not considered!

***The Shareholder's representative indicates his surname and initials (if the representative is legal person: full name), and power of attorney requisites (power of attorney No., date of issue, complete information on the person, who issued the power of attorney), on the basis of which he acts.**

If the voting is effected through the power of attorney by sending of the Ballot-Paper to the Joint Stock Company, the power of attorney, on the basis of which the representative acts shall be enclosed to the Ballot-Paper.

In case of voting according to the instructions of the persons, who acquired shares after the date of making the list of persons entitled to participate in the meeting, the voter shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the acquirer's instructions.

The person, voting by the power of attorney, issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting, shall indicate number of voices for every voting variant and make a note, that the voting is effected according to the power of attorney issued in regard to the shares placed after the date of making the list of persons entitled to participate in the meeting.

If after the date of making the list of persons entitled to participate in the meeting , not all the shares are placed, the voter in the field for voting variant shall indicate number of votes for chosen voting variant and make a note, that a part of shares is placed after the date of making the list of persons entitled to participate in the meeting . If, regarding the shares, placed after the date of making the list of persons entitled to participate in the meeting, instructions of such shares' acquirers are received, these votes shall be summed up.

Open Joint-Stock Company
Scientific-Production Corporation "IRKUT"

Dear Shareholder!

The Board of directors of JSC "Scientific-Production Corporation "Irkut" (hereinafter referred to as "Corporation "Irkut"), located at address 3, Novatorov st., Irkutsk 664020, Russian Federation, inform you that the Extraordinary general meeting of shareholders in the form of absence voting (hereinafter referred to as "the Meeting") will be hold on 16.07.04 with the following agenda:

To allow the executive body to extend the general crediting limits to the amount equivalent to 413 million U.S. dollars.

The list of people that are able to take part in the Meeting has been compiled in accordance to the data provided the register of the JSC "Scientific-Production corporation "Irkut" on 4 June 03.

Registrar: Closed joint stock company "Ediny registrator", Irkutsk branch (1, Dzerzhinskogo st., Irkutsk 664003; tel.: (3952)240-380, 322-383.

The information (materials) that shall be available to shareholders during preparation for meeting may be observed within 20 days before the date of the meeting, in the Management department, at address: 9a, Novatorov st., Irkutsk 664020.

You have an ability to send filled ballots for voting before 16 July 2003. to 3, Novatorov st., Irkutsk 664020 to CJSC "Ediny registrator", Irkutsk branch.

The shareholders are considered to be participants of the meeting if their ballots were received in time.

For more information, please, contact: telefax (095) 777-2101; (3952) 32-2383; tel. (3952) 56-6798; 56-6867.

The Board of Directors of JSC "Scientific-Production Corporation "Irkut"

Open Joint-Stock Company
Scientific-Production Corporation "IRKUT"

Dear Shareholder!

We address you the Voting results of the Extraordinary Shareholder' meeting of Open Joint-Stock Company Scientific-Production Corporation "IRKUT" dated 16 July 2003.

The full name of the Company: Joint-Stock company "Scientific-production Corporation "IRKUT"
The type of meeting: The Extraordinary General Shareholders' Meeting of the Company in the form of the joint session with the previous bulletin sending.
The location of the Company: 3, Novatorov street, Irkutsk, 664020
General quantity of votes, possessed by the holders of the voting shares of Corporation "Irkut": 791 051 875.
Quantity of votes, possessed by the shareholders – members of the general meeting of shareholders 732 505 992 (92.60%).
The Chairman of the General meeting – the President of the Board of Directors Bezverkhniy V.B. Secretary of the meeting -Dashevskiy V.V.
The Meeting Counting Commission: according to the Company Charter the working team of Closed Joint-Stock company "Ediniy rigistrator" under the direction of I.V. Bobrovnikova acted as the Meeting Counting Commission.

The Agenda

Agenda of the meeting:

About the general crediting limit extension in Sberbank RF up to the amount, equivalent to 413 million U.S. dollars.

Item of agenda put to the vote:

To allow the executive body to extend the general crediting limits of the execution of Contract of commission No RB 535611031077-2572 of 20.12.1996 and financing of the current activity in Sberbank RF in amount, equivalent to 413 million U.S. dollars in RUR at the rate of Bank of Russia as of the date of crediting amount issue. For that: 1 To prolong the Contracts of the non-revolving credit line opening No2586 of 06.06.2001 and No2229\2745-6 of 05.04.2002, concluded with Sberbank RF till 31, March of 2004. 2. To approve the Contract of the non-revolving credit line opening No2991 of 06.06.2003 with Sberbank RF on terms of the Bank.

Results of voting:

In accordance with the report of the results of voting during the extraordinary General meeting of shareholders of the Corporation «Irkut» of 17.07.03, drawn up by the Registrar of the CJSC "Ediny registrar" (applicable) the results are as follows: «yea»-732 211 727(99,96%); «nay»-133 965 (0,02%); "abstention" - 30 915 (0,00%).

Chairman of the extraordinary General meeting of shareholders, President of the Board of Directors V.B.Bezverkhniy
Secretary of the extraordinary General meeting of shareholders V.V.Dashevskiy

List of persons, entitled to pre-empty acquisition of additional shares
(as of December 02, 2003)

Issuer: Scientific - Production Corporation "IRKUT" Open Joint Stock Company
Registration No.: IRP-P 1177
Registration date: 13/10/1992
Registration body: Registration Chamber of Irkutsk Administartion
Address: 664020 Irkutsk, ul.Novatorov 3

Name of security: Ordinary share Irkut Corporation
Registration No.: 1-03-00040-A
Nominal: 3.00 rub.

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
1	15979	"GROUVMAR Investments Ltd"	No. 86317 as of 26.05.1997, issuing agency Registrar of Cyprus companies	1 Stasinu, Mitsy St.1, 1st floor, office 4, Elefterias Square, 1505, Nikosia, Cyprus	117415 Moscow, prospekt Vernadskogo 37/2	229 000
2	16092	"ING BANK (EURASIA) CJSC" (CLOSE JOINT STOCK COMPANY) **(nominal holder)**	No. 033.448 as of 17.10.1994, issuing agency Moscow Registration Chamber	123022 Moscow, ul. Krasnaya Presnia 31	123022 Moscow, ul. Krasnaya Presnia 31	
		LADYA (OVERSEAS) LIMITED	63537 as of 13.07.1994 Registrar of Cyprus companies	27, Gregori Afxentiou Avenue, Larnaca, Cyprus	123022 Moscow, ul. Krasnaya Presnia 31	50 000
		FNRF HOLDINGS LTD	85573 as of 18.04.1997 Registrar of Cyprus companies	27 Gregori Afksention Avenu, Larnaka, Cyprus	123022 Moscow, ul. Krasnaya Presnia 31	1 004 700
3	16057	"Institute of corporate law and management" ANO	No. 002.004.178 as of 07.06.2000 ,issuing agency Moscow Registration Chamber	107014 Moscow, ul.Stromynka 9	103031 Moscow, Zvonarsky pereulok 5, building 2	1
4	15912	ELFERO TRADING LIMITED	No. 75557as of 28.11.1995 г., issuing agency Registrar of Cyprus companies	20 Queen Frederica Street, Elfero House, Offise 104, Nicosia, Cyprus	125083 Russia,Moscow, post office box 34	114 500
5	15453	AOZT "BAIKAL"	No. t as of 01.01.1901, issuing agency t	Moscow, ul. Krasnokazarmennaya 4	Moscow, ul. Krasnokazarmennaya 4	2 290
6	15724	AOZT "INVESTMENT COMPANY ABM"	No. t as of 01.01.1901, issuing agency t	664011 Irkutsk, ul. Dekabrskih Sobitiy 20"B"	664011 Irkutsk, ul. Dekabrskih Sobitiy 20"B"	34 350
7	13047	OJSC Voucher Investment Fund "KOMBI PLUS"	No. t as of 01.01.1901, issuing agency t	Moscow, Gurievsky proezd 9, bulding 2	Moscow, Gurievsky proezd 9, bulding 2	45 800

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
8	16011	CJSC "ABN AMRO BANK A.O." **(nominal holder)**	No.030.565 as of 01.03.1994, issuing agency Moscow Registration Chamber	103009 Moscow, ul.Bolshaya Nikitskaya 17, bulding 1	103009 Moscow, ul.Bolshaya Nikitskaya 17, bulding 1	
		SKANDINAVISKA ENSKILDA BANKEN AB STOCKHOLM	No. 502032-9081 as of29.12.1971 Patent and registration office	106 40 Stockholm, Sweden, Kungstradgardsgatan, 8	103009 г.Москва, ul.Bolshaya Nikitskaya 17, bulding 1, CJSC "ABN AMRO BANK A.O.", Custody dep.	628 000
		HAGSTROEMER & QVIBERG FONDKOMMISSION AB	No. 556028-1239 as of 24.07.1929, Patent registrar of Sweden	S-103 71 Stockholm, Sweden	103009 г.Москва, ul.Bolshaya Nikitskaya 17, bulding 1, CJSC "ABN AMRO BANK A.O.", Custody dep.	343 500
9	16110	CJSC "Baikal Stock House" **(nominal holder)**	No. IRP-K 1160 as of 26.08.1993, issuing agency Registration Chamber of Irkutsk Administartion	664000 Irkutsk, ul.Lenina 6	664000 Irkutsk, post office box 65	
		1.Antipov Sergey Alexandrovich		Irkutsk		14 300
		2.Bogdanov Eugeniy Alexandrovich		Irkutsk		300 000
		3.Bondarenko Yuriy Nikolaevich		Irkutsk		960
		4.Vavrikova Tatiana Vasilievna		Irkutsk		8 500
		5.Vedrova Natalia Nikolaevna		Angarsk		67
		6.Golovin Dmitry Alexandrovich		Irkutsk		4 800
		7.Gordina Galina Vsevolodovna		Irkutsk		8 500
		8.Dagdanov Andrey Vladimirovich		Irkutsk		1 000
		9.Dolgich Viktor Mikhailovich		Irkutsk		10 000
		11.Karnaukhov Mikhail Anatolievich		Irkutsk		70
		12.Kojemiakin Igor Alexandrovich		Irkutsk		8 500
		13.Kojemiakina Marina Vitalievna		Irkutsk		8 500
		14.Konechnikh Nadejda Olegovna		Irkutsk		5 955
		15.Kuzmenkova Viktoria Semenovna		Irkutsk		28 625
		16.Kuznetsov Yuriy Olegovich		Irkutsk		8 500
		17.Kuznetsova Tatiana Vladimirovna		Irkutsk		8 500
		18.Kuklina Natalia Nikolaevna		Irkutsk		8 500
		19.Lemeshevskaya Elvira Mikhailovna		Irkutsk		4 250
		20.Lepeshova Lidia Masalimovna		Irkutsk		201
		21.Molchanov Viktor Dmitrievich		Irkutsk		8 500
		22.Murzin Efim Grigorievich				8 500
		23.Murzina Natalia Alexandrovna		Irkutsk		14 300
		24.Nikolaeva Liudmila Vladimirovna		Irkutsk		8 500
		26.OJSC "Fund "Energia-Invest"	No.IRP-K 1282 as of 05.10.93 issuing agency Registration Chamber of Irkutsk Administartion	664000 Irkutsk, ul Lenina 6	664025 Irkutsk, GSP post office box 65	4 545

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
		27.Osadchuk Evgeniy Vasilievich		Angarsk		470
		28.Osipov Yuriy Innokentievich		Irkutsk		11 500
		29.Palchik Valeriy Pavlovich		Irkutsk		9 285
		31.Razmanov Konstantin Vladimirovich		Irkutsk		4 700
		32.Sotnikov Nikolay Arbadanovich		Irkutskaia oblast, Alarskiy region, village Alar		2 000
		33. Stefanovskiy Vladimir Evgenievich		Irkutsk		56 921
		34.Stupurene Natalia Dmitrievna		Irkutsk		8 500
		35.Telnova Elena Vladimirovna		Irkutsk		8 500
		36.Uspanov Evgeniy Nikolaevich		Irkutsk		8 500
		38.Shargaev Georgiy Mikhailovich		Irkutskaia oblast, Alarskiy region		500
10	15969	CJSC "Depositary-Clearing Company" **(nominal holder)**	No. 623.296 as of 29.10.1993, issuing agency Moscow Registration Chamber	125047 Moscow, ul.1st Tverskaya-Yamskaya 13	105064 Moscow,ul.Staraya Basmannaya 14/2 building 4	
		1.Stansfield Holdings Ltd.	No.107373 as of 16.12.1999 Ministry of Finances of Cyprus Republic	27, Gregori Afxentiou Avenue P.O. Box 40672, Larnaca-Cyprus	115162 Moscow, ul. Khavskaya 11	286 332
		2."RAIFFEIZEN CENTRAL BANK ESTERREY AKZIENGEZELSHAFT"	registartion certificate No. FN 58882t as of 20.09.1927 issued by Commercial Register	P.O.Box, A-1011 VIENNA	129090 Moscow, ul. Troitskaya 17/1, (CJSC "Raifeizen Bank Austria" - nominal holder)	100 000
		3.S.F.G. Investments Limited	registartion certificate No. 110379 as of 03.04.2000 issued by Department of companies' registartion and official archives of Nicosia of Trade, Indusrtry and Tourism Ministry	1087 Cyprus, Nicosia,Cannedy, 8, 1st floor, office 101	101000 Russian Federation,Moscow, Glavpochtamp, post office box 925	6 870
		4.Alfa Capital Holdings (Cyprus) Limited	registartion certificate No. 78416 as of 23.04.1996, issued by Cyprus' Registrar of companies	PwC Julia House. 3 Themistocles Dervis Street, 1066 Nicosia, Cyprus	107078 Moscow, prospect Akademika Sakharova 12,OJSC "Alfa-bank", Depositary, for the company Alfa Capital Holdings	280 500
		5.Antanta Investments Limited	registartion certificate No. 136180 as of 10.02.2003, issued by Cyprus' Registrar of companies	29A, Annis Komninis Street, Nicosia, Cyprus	107031 Moscow, Strastnoy b-r 8a	157 250
		6.Arnec Group Limited	registartion certificate No. 87874 as of 01.08.1997, issued by Trade, Indusrtry and Tourism Ministry of Cyprus Republic	Cyprus, Nicosia, 1061, Floor 2, Annais Komninis Str., 29A	630099 Novosibirsk, ul. Sovetskaya 37, 3rd floor	120 000

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
		7.CIBC World Markets Corporation	registartion certificate No. 0839756 as of 30.05.96г., issued by Office of the Secretary of State (State Delaware)	10016 417 5th Ave., New York NY , USA	123022 Moscow, Krasnaya Presnia 31	770 585
		8.Dinsdale Managment Limited	registartion certificate No. 0608620 as of 15.12.1992, issued by General Registry Isle of Man	19 Peel Road, Douglas, Isle of Man	103009 Moscow, Voznesensky per 7	100 000
		9. Intelsa Investmens Limited	registartion certificate No. 71995 as of 30.06.95, Cyprus' Registrar of companies	3 Thasos Street, Dadlaw House, Nicosia, Cyprus	125080 Moscow, ul.Vrubelia 12, "Sokol Business Center"	662 620
		10.MAYDENVALE VENTURES LIIMITED	registartion certificate No. 96996 as of 02.09.98, REGISTRATOR OF COMPANIES	1, LAMBOUSAS STREET, 1095 NIKOSIA, CYPRUS	119048 Moscow, ul. Efremova 8	976 115
		11.Nam Holdings Limited	registartion certificate No. 14927 as of 02.12.1980 Cyprus' Registrar of companies	Julia House. 3 Themistocles Dervis Street, Nicosia, Cyprus	105062 Moscow, ul.Pokrovka 27, building 6	760 438
		12.Nikitas Brokerage Limited	registartion certificate No. C 80632 as of 31.07.1996, issued by Cyprus' Registrar of Companies	2-4 Arch.Makarios III Avenue, Capital Center, 9th Floor, Nicosia, P.C. 1505, Cyprus	125009 Moscow, Romanov per. 4 (CJSC "IK "Troyka Dialog", nominal holder)	1 184 679
		13.PENNYGOLD TRADING SUPPLIES	registartion certificate No.297891 as of 05.12.1998, issued by Registrar of Companies, Dublin, Ireland	Ireland, Dublin 2, Gerbert Street 15	119049 Moscow, ul. Donskaya 13	78 000
		14.Plasma Enterprises Limited	incorporation certificate No 71853 as of 22.06.1995, isued by Trade, Indusrtry and Tourism Ministry of Cyprus Republic	2-4 Arch.Makarios III Avenue, Capital Center, 9th Floor, Nicosia, Cyprus	125167 Moscow, Leningradsky pr-t 37A/14, Business Center "West Bridge-2"	2 977 451
		15.Preston Group Ltd.	registartion certificate No. 223990 as of 24.03.1997, isued by Trade, Indusrtry and Tourism Ministry of Britain Virginia Islands	Pasea Estate, P.O/Box 3149, Road Town, Tortolla, BVI	107078 Moscow, prospect Akademika Sakharova 12,OJSC "Alfa-bank", Depositary, for the company Preston Group Ltd	60 685
		16.Ravenscourt Holdings Limited	incorporation certificate No. C 108497 as of 27.01.2000, issued by Registrar of Companies	7, Perdika Street, Strovolos, Nicosia, Cyprus	125009 Moscow, Romanov per. 4 (CJSC "IK "Troyka Dialog", nominal holder)	200 000

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
		17.Renaissanse Securities (Cyprus) Limited	registartion certificate No. 72487 as of 26.08.1998 issued by Registrar of Companies	2-4 Arch. Macarios III Avenue, Capital Center, 9th Floor 1505, Nicosia, Cyprus	103009 Russia, Moscow, Voznesenskiy per. 22, Usadbe-Center, 4th floor	1 171 875
		18.RMG Holding Limited	registartion certificate No. 71494 as of 05.06.1995, Cyprus Registrar of Companies Maria Kiriaku	Cyprus, Nicosia, 2-4 Arch Makarios III Ave., Capital Center, 9 th floor	103045 Russia, Moscow, Posledniy per. 17	229 000
		19.Sensibilita Investmens Limited	registartion certificate No. C 91574, as of 20.12.1997 Cyprus Republic Official Registrar and Liquidator of Companies	Doma Building, 5th floor, 227 Arch Macarios Avenue, Limassol, Cyprus	107078 Moscow, Orlikov per. 5, building 3	499 520
		20.Asanov Andrey Altafovich		Samarskaya oblast, Novokuibyshevsk		14 600
		21.Beigel Mikhail Romanovich		Samara		3 600
		22.Bugrov Mikhail Yurievich		129110 Moscow		50 000
		23.Bydanova Valentina Vasilievna		630099 Novosibirsk		37 900
		24.Egorov Alexey Sergeevich		Samara		4 000
		25.CJSC "Investment Company "REGION"	OGRN 1027739041153 as of 05.08.2002 MINMSN Russia No. 39 of Moscow	ul. Berejkovskaya nab.12, k.15/1, app.10	107140 Moscow, ul. B. Krasnoselskaya 11A, building 6	16 800
		26.CJSC "Lider" (Company of pension fund assets management), DU	registartion certificate No. 2878 as of 08.04.1993 Administration of Kaliningrad MO, registered in Moscow region Registartion Chamber 26.12.1997	141070 Korolev, Moscow region, ul. Pionerskaya 8	117884 Moscow, ul. Nametkina 16	85 495
		27.CJSC "TECOR"	OGRN 1027739278192 as of 30.09.2002 MI MNS Russia No. 39 of Moscow	Moscow, ul. 1st Tverskaya-Yamskaya 6, building 1	Moscow, ul. 1st Tverskaya-Yamskaya 6, building 1	150 000
		28.CJSC "TECOR"	ОГРН 1027739278192 as of 30.09.2002 MNS RF	Moscow, ul. 1st Tverskaya-Yamskaya 6, building 1	Moscow, ul. 1st Tverskaya-Yamskaya 6, building 1	235 800
		29.Zinkevich Igor Konstantinovich		117393 Moscow		50 000
		30.Kozarez Ilia Davidovich		Samara		24 472
		31.Kolmakov Andrey Igorevich		Kazan		130 000
		32.Company "Chemistry Holdings Limited"	registartion certificate No. 119012 as of 14.03.2001 isued by Trade, Indusrtry and Tourism Ministry of Cyprus Republic	30, Karpenisy Street , Nicosia, post office box 1660, Cyprus	115114 Moscow, ul. Letnikovskaya 10, building 7, 6th floor	50 000
		33.Kotov Stanislav Viacheslavovich		YANAO, Purovsky region, pgt Tarko-Sala		225 000

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
		34.Kurdukov Anatoliy Leonidovich		Irkutsk		30 000
		35.Levinzon Grigory Iosifovich		625000 Tyumen		150 000
		36.Levinzon raisa Mikhailovna		629000 Salekhard		150 000
		37.Malits Leonid Anatolievich		141400 Moscow region, Himky		107 000
		38.Nikolkin Vladimir Leonidovich		111397 Moscow		20 000
		39.OJSC "Investment-Financial Company "Eurasia"	registartion certificate No. 10934 as of 08.09.1994, issued by MRP	125167 Moscow, Leningradsky pr-t 37/12	125167 Moscow, Leningradsky pr-t 37/12	50 000
		40.OJSC "Financial Company "Land"	registartion certificate No. 20010 от 23.03.1999, issued by Novosibirsk City Registration Chamber	Novosibirsk, ul. D. Kovalchuk 276	Novosibirsk, ul. D. Kovalchuk 276	95 000
		41. LLC "ДИГРИЗ-В"	registartion certificate series LJ No. 007396 as of 10.03.1999, issued by MRP	117602 Moscow, Michurinsky pr., Olimpiyskaya derevnia 4/3	117602 Moscow, Michurinsky pr., Olimpiyskaya derevnia 4/3	636 440
		42.LLC"Digstop"	registartion certificate No. 1037729028336 as of 10.10.2003, issued by inspection MNS Russia No.29 of Zapadny Administrativniy okrug Moscow	119530 Moscow, Ochakovskoye sh.4/2	119530 Moscow, Ochakovskoye sh.4/2	500 000
		43.LLC"Invest Standart"	registartion certificate No. 001.462.222 issued by 26.02.2002 MRP	123317 Moscow, Strelbishensky per.25	123317 Moscow, Strelbishensky per.25	700 000
		44.Open Joint Stock Company "Financial Company "Prioritet"	OGRN 1027200793289 as of 12.09.2002. Issued IMNS Russia of Tyumen No. 3	625000 Tyumen, ul. Nekrasova 11/2	625000 Tyumen, ul. Respubliki 55, 6th floor	2 288
		45.Paradgenko Gennadiy Alexandrovich		Moscow		50 000
		46. Polishuk Alexandr Dmitrievich		Novosibirsk		20 100
		47.Polishuk Ksenia Alexandrovna		Novosibirsk		24 500
		48.Polukarov Anatoliy Vasilievich		Samara		7 990
		49.Rotin Viktor Evseevich		Noscow		36 300
		50.Sorokin Sergey Andreevich		pos.Nakhabino Krasnogorsky region Moskow oblast,		10 000
		51.Trambitskiy Andrey Alexandrovich		Moskow		58 000
		52.Fedurov Vitaliy Valerievich		Samara		14 600
		53.Fund of economic reforms of development and cooperation	registartion certificate No. 063.867 issued 21.03.1997 МРП	103918 Moskow, Gazetniy per. 3, building 2	103918 Moskow, Gazetniy per. 3, building 2	114 500

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
		54.Chun Yen Investment Company Limited	registartion certificate No. 793784 issued 17.04.2002 Hong Kong Registrar of companies	228 Quins Road East , Vankhay, Hong Kong	127006 Moscow, Vorotnikovskiy per. 11, building 1, kor. 3	50 000
		55.Shnitman Natalia Gennedievna		Samara		42 400
		56.CJSC "Depositary-Clearing Company" (nominal holder of NOT DETERMINED on the present date owners	№ 623.296 issued 29.10.1993 MRP	125047 Moscow, ul.1st Tverskaya-Yamskaya 13	105064 Moscow, ul.Staraya Basmannaya 14/2	10 000
11	15712	OJSC IK "Russia-Vostok "	№ 33/117as of 27.01.1994, issuing agency Irkutsk Administration Registration Chamber	664000 Irkutsk,ul. Lenina 6	664042 г.Иркутск, ул.Сухэ-Батора, д.7	269 075
12	16154	CJSC KB "Citybank" **(nominal holder)**	№ 1027700431296 от 14.11.2002 issuing agency Interregional Inspection MNS Russia No. 39 of Moscow	125047 Moscow, ul.Gasheka, 8-10	125047 Moscow, ul.Gasheka, 8-10	
		DZ BANK International S.A.	no data	4, Rue Thomas Edison L-1445 Strassen Luxemburg	125047 Moscow, ul.Gasheka, 8-10 KB "CityBank"	2 200 000
13	16106	CJSC FK "Siver"	No. IRP-O 1787 as of 11.11.1996 , issuing agency Irkutsk Administration Registration Chamber	Irkutsk, ul.Sovetskaya 55	664047 Irkutsk, ul.Sovetskaya 55, office 326	55
14	16108	The RF Ministry of property relations	No. 867 as of 17.05.2000 , issuing agency the RF President's Order	103685 Moscow, Nikolskiy per.9	103685 Moscow, Nikolskiy per.9	187 780
15	16006	OJSC "IK "NADEJDA"	No. 5989 as of 20.02.1997 , issuing agency Kurgan Administration	664027 Kurgan, ul Omskaya 72	640000 Kurgan, Glavpochtamp, post office box 2278	137 400
16	16062	OJSC "IMPEKSBANK" **(nominal holder)**	No. 024.114 as of 21.11.2001 , issuing agency Moscow Registration Chamber	125252 Moscow , ul.Novopeschanaya, 20/10, building 1A	121002 Moscow, Smolenskiy Bulvar 30/6	
		1.OAO "Bank Rossyisky Credit"	No. 324 as of 25.12.97, issued by CB RF	125252 Moscow, ul.Salvadora Aliende 7	119002 Moscow, Smolenskiy Bulvar 26/9	2 752 050
		2.Insurance Company "Komestracenter"	No. 620 от 21.06.93, issued by Kiselevsk Administration	652700 Kiselevsk Kemerovskaya obl., ul.Sovetskaya 10	652700 Kiselevsk Kemerovskaya obl., ul.Sovetskaya 10	39 460

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
17	13176	OJSC "INVEST-BOND"	No. 622 as of 05.05.1993, issuing agency Saransk Administration	430030 Mordovia Republic, Saransk, ul. Kommunisticheskaya 123	430030 Mordovia Republic, Saransk, ul. Kommunisticheskaya 123	458 000
18	15988	OJSC "INVESTMENT COMPANY "RESPUBLIKA"	No. t as of 01.01.1901 issuing agency t	109540 Moscow, ul. Polbina 32-73	109540 Moscow, ul. Polbina 32-73	114 500
19	16019	OJSC "COMPANY "NAVIGATOR"	No. 3975 as of 19.03.1998 , issuing agency Kemerovo Administration	650099 Kemerovo, ul.Kirova 14	650099 Kemerovo, ul.Kirova , post office box 5	80 150
20	13267	OJSC "FKSP" Nadejda"	No. 503-0 as of 15.05.1997, issuing agency Novocheboksarsk Administration	428018 Chuvash Republic, Cheboksary, ul.K.Ivanova.79/16, office 70	428018 Chuvash Republic, Cheboksary, ul.K.Ivanova.79/16, office 70	916 000
21	16018	OJSC "EFFEKTIVNOST"	No. 3974 KE-401 as of 19.03.1998 , issuing agency Kemerovo Administration	650099 Kemerovo , pr.Kuznetskiy 18	650099 Kemerovo, post office box 5	80 150
22	16128	OJSC "BaikalFinMarket"	No.38 000369757 as of 14.01.2003, issuing agency IMNS Russia of Angarsk, Irkutskaya oblast	Irkutskaya oblast, Angarsk, ul.Jadnova, 2	664025 Irkutsk, ul. Lenina 18, office 412	28 655
23	16038	LLC "Deutshce Bank" **(nominal holder)**	No. 1027739369041 as of 14.10.2002, issuing agency Interregional Inspection No. 39 of Moscow	129090 Moscow, ul .Shepkina 4	129090 Moscow, ul .Shepkina 4, Depository Department , Loginovoy E.I	
		Chelt Trading Limited	IBC 104358 от Registrar of Companies BVI	Palm Chamber No.3, P.O.Box 3152, Road Town, Tortolla, British Virgin Islands	129090 Moscow, ul .Shepkina 4	4 637 250
24	15689	LLC "Investment Company "TIGER SECURITIES"	No. 1022502260384 as of 18.10.2002 , issuing agency Inspection of the RF Ministry of taxation of Frunzensky region, Vladivostok	Russian Federation ,Primorsky krai, Vladivostok, ul.Svetlanskaya 5, building 2	690091 Vladivostok, ul.Svetlanskaya 5, building 2	114 500
25	16213	LLC "Project 2000"	No. 177810 as of 13.01.2000, issuing agency Registartion Chamber of St. Petersburg	196084 St. Petersburg, nab.Obvodnogo kanala 78, lit .A, pom.1H	127550 Moscow, Dmitrovskoye sh. 27, korp.1, hotel Molodejnaya, office 1232	166 025
26	13034	RAO "Energoneftegazprom"	No. 393.788 as of 05.06.1996 , issuing agency Registartion Chamber of Moscow	119180, Moscow, ul. Bolshaya Yakimanka 25-27/2 bulding 1	119180, Moscow, ul. Bolshaya Yakimanka 25-27/2 bulding 1	114 500

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
27	16047	Self-regulated company "NAUFOR"	No. 060.933 as of 21.06.1996 , issuing agency Registartion Chamber of Moscow	125195 Moscow, Leningradskoye shosse 110/2, Management office N 57	107005 Moscow, Brigadirskiy per. 6 building 1	1
28	13263	LLP "NEVSKY GRANIT"	No. t as of 01.01.1901, issuing agency t	193015, ST. PETERSBURG, UL. TAVRICHESKAYA 39	193015, ST. PETERSBURG, UL. TAVRICHESKAYA 39	45 800
29	15454	LLP"SIBTRUST"	No. t as of 01.01.1901, issuing agency t	664003, IRKUTSK, UL.KARLA MARKSA 26 A	664003, IRKUTSK, UL.KARLA MARKSA 26 A	1 145
30	13187	TRUST-COMPANY "KON-TRUST"	No. t as of 01.01.1901, issuing agency t	IVANOVO, UL.MINSKAYA 3 UL. ERMAKA 20-21	IVANOVO POST OFFICE BOX 374	137 400
31	13254	Voucher Investment Fund "LEPSE-CHECK"	No. t as of 01.01.1901, issuing agency t	KIROV, OKTIABRSKIY PROSPEKT 24	KIROV, OKTIABRSKIY PROSPEKT 24	91 600
32	2113	ABRAMOB BORIS ALEXEEVICH		Irkutsk		314 875
33	2016	ABRAMOVSKAYA TAMARA SEMENOVNA		Irkutsk		28 625
34	8144	AVERIANOVA LIUBOV ALEXANDROVNA		Irkutsk		33 205
35	10157	AVTAIKINA NATALIA MIKHAILOVNA		Irkutsk		28 625
36	582	Agapitov Alexey Alexeevich		Irkutsk		28 625
37	3334	Agafonov Sergey Grigorievich		Irkutsk		28 625
38	13125	AGDIAFAROV SERGEY NAZIPOVICH		Krasnoufimsk		2 290
39	6467	AZAROV VIKTOR MIKHAILOVICH		LENINGRADSKAYA OBL., VSEVOLJSKIY R-N, POS MOROZOVA		28 625
40	14274	AZAROVA FEDOSIA NIKITICHNA		LENINGRADSKAYA OBL., VSEVOLJSKIY R-N, POS MOROZOVA		2 290
41	8491	ALEXEEV VIKTOR VASILIEVICH		Irkutsk		10 305
42	13058	АЛЕКСЕЕВ ДМИТРИЙ ЕВГЕНЬЕВИЧ		NOVOSIBIRSK		6 870
43	16074	Alexeev Evgeniy Vladimirovich		Irkutsk		28 625
44	13301	Alexerov Amiraslan Mastan-ogly		Irkutsk		57 250
45	11447	Alexerova Guriad Zaid-kyzy		Irkutsk		28 625
46	13090	Alkiev Vladimir Ilikaevich		Krasnoufimsk		4 580
47	1531	ALIFANOV VIKTOR MIKHAILOVICH		Irkutsk		1 145
48	9024	Altunin Sergey Kuzmich		Irkutsk		28 625
49	15812	ALYMOV STANISLAV VLADIMIROVICH		Irkutsk		37 785
50	10007	ANDREEV VLADIMIR GRIGORIEVICH		Irkutsk		28 625
51	5740	ANDREEVA NINA FEDOROVNA		Irkutsk		28 625
52	13216	ANDRONOV IGOR VLADIMIROVICH		Irkutsk		4 580

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
53	11754	ANISHENKO VALENTINA VASILIEVNA		Irkutsk		28 625
54	16189	Antipova Lidia Semenovna		Irkutsk		28 625
55	11793	Antonova Tamara Ivanovna		Irkutsk		17 175
56	10476	Argunova Galina Vasilievna		Irkutsk		57 250
57	9523	ARESTOVA GALINA ALEXANDROVNA		Irkutsk		19 465
58	13038	AREFIN VALERIY IGOREVICH		Moscow		2 290
59	3072	ARTEMIEV VIKTOR NIKOLAEVICH		Irkutsk		28 625
60	13064	Astanina Zinaida Fedorovna		Vladimirskaya obl.,Gus-Khrustalniy		2 290
61	13243	Askhaev Georgiy Matveevich		Irkutskaya obl., p. Kachug, per. Pervomayskiy 3A - 1		6 870
62	3337	AFANASIEV BORIS BORISOVICH		SHELEKHOV		57 250
63	7806	AFANASIEV VALERIY DIOMIDOVICH		Irkutsk		2 290
64	16021	Afanasiev Viacheslav Alexandrovich		Angarsk		3
65	13126	Akhmatova Garifa Khaiumovna		Svardlovskaya obl. Krasnoufimskiy region, p/o B.Turysh, d. Turysh		2 290
66	16010	Babaev Pavel Viktorovich		Irkutsk		13 740
67	7859	BABENKO ANNA ALEXANDROVNA		Irkutsk		2 290
68	7100	BAJMINA NINA STEPANOVNA		Irkutsk		4 580
69	13152	BALASHOV ARTEM LEONIDOVICH		MOSCOW REGION, ELEKTROSTAL		2 290
70	13042	BALDIN ALEXANDR ANDREEVICH		MMOSCOW REGION, LIUBERETSKIY R-N, P. KORENEVO		22 900
71	7979	BALTIUK VERA GRIGORIEVNA		Irkutsk		3 435
72	614	BANDURKA IGOR NIKIFOROVICH		Irkutsk		57 250
73	15849	Bandurko Yuriy Viktorovich		Irkutsk		625
74	13148	BARANOVA LIUDMILA YAKOVLEVNA		MYTISHY		2 290
75	3954	Baryshev Nikolay Mikhailovich		Irkutsk		25 190
76	12107	BASOV ANDREY GENNADIEVICH		Irkutsk		4 580
77	5947	BATAEV NIKOLAY PAVLOVICH		Irkutsk		28 625
78	5845	Baturina Tamara Stepanovna		Irkutsk		57 250
79	13070	BAKHTEREV DMITRIY VLADIMIROVICH		620055 EKATERINBURG		4 580
80	13008	BASHIROV JAMIL DJAMILIEVICH		Moscow		2 290
81	15993	Bashkova Tatiana Konstantinovna		Irkutsk		4 580
82	16042	Bezkronny Dmitriy Vladimirovich		Irkutsk		28 625
83	3476	BELOBORODOV LEONID VLADIMIROVICH		Irkutsk		2 290

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
84	5169	Beloborodova Larisa Revievna		Irkutsk		11 825
85	13134	Belobrova Larisa Gennadievna		SVERDLOVSKAYA OBL.,PYSHMA		4 580
86	9779	Belov Anatoliy Georgievich		Moscow		114 500
87	1932	Belova Natalia Vasilievna		Moscow		57 250
88	1758	Belozerova Olga Viktorovna		Irkutskaya obl., Angarsk		57 250
89	5745	BELOUSOV EVGENIY STEPANOVICH		Irkutsk		28 625
90	13110	BELOUSOV MIKHAIL IVANOVICH		KRASNOUFIMSK		2 290
91	15155	BELOUSOVA EKATERINA GAVRILOVNA		Irkutsk		6 870
92	11957	BELOUSOVA KLAVDIA IOSIFOVNA		Irkutsk		28 625
93	2726	BELIAEV VIKTOR SERGEEVICH		Irkutsk		18 320
94	1286	BELIAEVA RIORITA SERGEEVNA		Irkutsk		6 870
95	343	BELIANIN VIKTOR GAVRIILOVICH		Irkutsk		28 625
96	13206	BERDANOSOV ALEXEY DMITRIEVICH		Irkutsk		2 290
97	10561	BERDNIKOVA LIUBOV NIKOLAEVNA		Irkutsk		4 580
98	1776	BEREZOVA LIUBOV ALEXEEVNA		Irkutsk		28 625
99	7824	BLAGODAROVA GALINA ALEXANDROVNA		Irkutsk		35 495
100	16163	Blinov Pavel Vladimirovich		Irkutsk		9 541
101	16162	Blinova Irina Albertovna		Irkutsk		9 541
102	8178	Bogateev Khamit Faisrakhmanovich		Irkutsk		50 990
103	7887	Bogateeva Faina Konstantinovna		Irkutsk		77 325
104	13012	BOGATIREV MIKHAIL YURIEVICH		Moscow		2 290
105	8394	Bogdanova Nina Nikolaevna		Irkutsk		1 145
106	15741	BODROV YURIY NIKOLAEVICH		Irkutsk		28 625
107	13250	BOJKO IGOR LEONIDOVICH		MURMANSK		4 580
108	15540	Bolotov Viacheslav Mikhailovich		Irkutsk		23 625
109	9532	BOLTOVA VALENTINA IVANOVNA		Irkutsk		28 625
110	7862	BONDAREV IGOR VALENTINOVICH		Irkutsk		2 290
111	9588	Borisov Nikolay Andreevich		Irkutsk		1 160
112	7726	Borisova Elena Vladimilovna		Angarsk		35 495
113	3195	BOROVIK GRIGORIY IVANOVICH		Irkutsk		28 625
114	9354	BOCHKAREVA MARINA VLADIMIROVNA		Irkutsk		5 725
115	15230	BOIARENKO LARISA BORISOVNA		Irkutsk		8 015
116	13025	BRITNER VALERIY LVOVICH		KALUJSKAYA OBL, BALABANOVO		2 290

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
117	1411	BROVKIN ALEXANDR IVANOVICH		Irkutsk		57 250
118	5913	BRODOVSKIY ANATOLIY TROFIMOVICH		Irkutsk		57 250
119	15520	BUGUN OLGA VITALIEVNA		Irkutsk		33 205
120	15834	BUKINA TAMARA IONOVNA		Irkutsk		28 625
121	2519	BULENKOV VLADIMIR IVANOVICH		Irkutsk		28 625
122	13223	BYLICHEVA SOFIA MIKHAILOVNA		Irkutsk		6 870
123	5564	Bunchuk Larisa Vasilievna		Irkutsk		33 205
124	12752	BUTIN VIKTOR MIKHAILOVICH		Irkutsk		8 015
125	13162	BUKHARATSAN ARTASHES GAREGINOVICH		357400 JELEZNOVODSK		4 580
126	13027	BUKHOVTSEV ANATOLIY BORISOVICH		Moscow		2 290
127	13031	Bykov Alexandr Grigorievich		Moscow region		2 290
128	16202	Bykova Galina Ivanovna		Irkutsk		60 685
129	13257	VAGANOV ANATOLIY LEONIDOVICH		KOKSHAGA, KIROVSKAYA OBL., KIKNURSKIY R-N		2 290
130	608	VAGANOV VLADIMIR IVANOVICH		Irkutsk		11 450
131	1145	Vagin Alexandr Pavlovich		Irkutsk		32 060
132	4228	VAGINA LIUDMILA IVANOVNA		Irkutsk		28 625
133	922	VALIEV ALEXANDR MARATOVICH		Irkutsk		3 435
134	13088	Valshina Rafia Muguinovna		Krasnoufimskiy r-n, Sverdlovskaya obl., d.Ust-Bygalysh		2 290
135	10862	VARVANTSEVA TATIANA PETROVNA		Irkutsk		28 625
136	13165	VASILIEV VASILIY LEONIDOVICH		KEMEROVO		11 450
137	13167	VASILIEV VASILIY LEONIDOVICH		KEMEROVO		20 610
138	11325	VASILIEV GENNADIY LEONIDOVICH		Irkutsk		28 625
139	13146	Vasilieva Ekaterina Ivanovna		Volgogradskaya obl.,Kamishin		2 290
140	13151	VASILIEVA IRINA ARKADIEVNA		MOSCOW REGION, ELEKTROSTAL		4 580
141	9503	VASILIEVA IRINA VIACHESLAVOVNA		Irkutsk		28 625
142	16115	Vasilieva Irina Sergeevna		Irkutsk		28 625
143	9700	Vasichenko Alexandr Petrovich		Irkutsk		104 195
144	9589	Vaskov Sergey Grigorievich		Irkutsk		28 625
145	3698	Vaskova Irina Yurievna		Irkutsk		28 625
146	9026	VAKHRUSHEV SERGEY GENNADIEVICH		Irkutsk		3 435
147	5426	VETOKHIN PAVEL VIKTOROVICH		Irkutsk		30 915
148	2795	Vikulov Anatoliy Fedorovich		Irkutsk		28 625
149	11634	VINAKOVA ANNA PROKOFIEVNA		Irkutsk		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
150	16148	Vinakova Valentina Andreevna		Irkutsk		5 725
151	8154	VINGE LIUDMILA MIKHAILOVNA		Irkutsk		57 250
152	13020	Vinogradov Boris Valentinovich		Tverskaya obl., Kimrskiy r-n., s. Goritsy		2 290
153	4387	VITKO VLADIMIR NIKOLAEVICH		Иркутск		28 625
154	13175	VLASENKO VLADIMIR VLADIMIROVICH		RS(YA) HANGALASSKIY ULUS, S. KERDEM		4 580
155	13202	VLASIN NIKOLAY BORISOVICH		Irkutsk		22 900
156	10309	Vlasova Liubov Anatolievna		Irkutsk		28 625
157	12456	Vlastina Nadejda Yakovlevna		Irkutsk		8 015
158	4777	VOLKOV VLADIMIR MIKHAILOVICH		Irkutsk		2 290
159	13079	Volkova Galina Petrovna		Irbit, Sverdlovskaya obl.		2 290
160	8797	Volchenkova Liubov Nikolaevna		Irkutsk		45 800
161	16091	Vorobiev Vladimir Kirillovich		Irkutsk		100
162	5820	VORONIN ANDREY ALEXEEVICH		Irkutsk		28 625
163	13010	Voronov Boris Konstantinovich		Kaliningradskaya obl., Gusev		2 290
164	1081	VORONOV KONSTANTIN ALEXANDROVICH		Irkutsk		30 915
165	3432	VORONTSOV ILIA IOSIFOVICH		KRASNODAR		29 770
166	11497	VYBOROB YURIY INNOKENTIEVICH		Irkutsk		28 625
167	2427	Vysotin Alexandr Mikhailovich		Irkutsk		33 205
168	16097	Vysotin Grigoriy Valerievich		Irkutsk		17 175
169	7815	VYSOTIN MIKHAIL ANDREEVICH		Irkutsk		46 945
170	178	VYSOTINA TAMARA MATVEEVNA		Irkutsk		40 075
171	16084	Gabets Dmitriy Gennadievich		Irkutsk		1 000
172	11964	GAVRILOV BORIS ALEXANDROVICH		Irkutsk		28 625
173	13013	Gavrilov Yuriy Yurievich		Moscow		4 580
174	14241	GAVRILOVA ANNA NIKOLAEVNA		Irkutsk		4 580
175	15301	GAIDUKOV VLADIMIR ANATOLIEVICH		Irkutsk		25 190
176	3173	GALABINOVA ELENA INNOKENTIEVNA		Irkutsk		57 250
177	16122 (shared property)	Galabinova Elena Innokentievna joint owner:Kurbetieva Natalia Ilinichna		Irkutsk		16 030
178	15949	Gamaiunova Tatiana Nikolaevna		Irkutsk		10 305
179	13089	GAFAROVA MUKHLISA		KRASNOUFIMSK		2 290
180	13249	GERASIMOVA NINA KONSTANTINOVNA		DANILOVSKIY R-N, SEREDSKOY S/S, S.SEREDA		2 290

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
181	11061	GERASIMOVICH ZOIA MAXIMOVNA		Irkutsk		28 625
182	13082	GERASIMCHUK MARGARITA GRIGORIEVNA		SVERDLOVSKAYA OBL., KIROVOGRAD		2 290
183	9597	Gija Vladimir Leonidovich		Irkutsk		28 625
184	15797	GIZATULIN ALEXAND GENNADIEVICH		Irkutsk		3 435
185	13014	GLADILINA IRINA ANATOLIEVNA		Moscow		11 450
186	10091	Glotov Oleg Ivanovich		Irkutsk		57 250
187	4746	GLOTOVA MARIA SERGEEVNA		Irkutsk		28 625
188	13130	GLYZINA ELENA GEORGIEVNA		SVERDLOVSKAYA OBL., SUKHOY LOG		4 580
189	2710	GOVORINA VALENTINA ALEXANDROVNA		Irkutsk		28 625
190	15973	GOLOVACHEV VALENTIN IVANOVICH		ANGARSK		4 580
191	14072	GOLOVENKO YAKOV DEMIANOVICH		IRKUTSK		8 015
192	7873	Golovina Valentina Yakovlevna		Irkutsk		31 250
193	11668	Golovinets Vadim Alexandrovich		Irkutsk		65 198
194	13032	GOLOVITSYN IGOR STANISLAVOVICH		Moscow		22 900
195	12921	GOLOVKOV INNOKENTIY YAKOVLEVICH		Irkutsk		4 580
196	15916	Golubeva Olga Vladimirovna		Nijneudinsk		4 580
197	2332	Golyno Alexandr Nikolaevich		Irkutsk		60 000
198	15751	Golyno Mikhail Alexeevich		Irkutsk		50 000
199	11210	Gorbachev Anatoliy Romanovich		Irkutskaya oblast, Pad Topka		28 625
200	11352	GORBUNOV ANATOLIY YAKOVLEVICH		Irkutsk		28 625
201	4197	GOROVOI ALEXEY ALEXANDROVICH		Irkutsk		29 770
202	13194	GOROKHOVA MARIA KONSTANTINOVNA		Irkutsk		2 290
203	13041	GORIACHEV SERGEY VASILIEVICH		Moscow		6 870
204	16088	Gotovskiy Andrey Mikhailovich		Irkutsk		1 145
205	2460	Granin Vladimir Valentinovich		Irkutsk		30 915
206	11857	GREBENKINA TAMARA MIKHAILOVNA		Irkutsk		28 625
207	9213	GRIBENNIKOVA TATIANA NIKOLAEVNA		Irkutsk		57 250

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
208	13256	GRIGORIEV OLEG VASILIEVICH		KHOLUNITSA, KIROVSKAYA OBL., OMUTINSKIY R-N		11 450
209	7851	Grigorieva Natalia Yurievna		Irkutsk		2 000
210	2086	GRITSAI BORIS GRIGORIEVICH		Irkutsk		57 250
211	13037	GRISHIN IGOR ALEXEEVICH		Moscow		4 580
212	13053	Griaznov Igor Yurievich		Moscow		2 290
213	2890	Guzarevich Tamara Ivanovna		Irkutsk		28 625
214	4363	GUZOV VASILIY IVANOVICH		Irkutsk		28 625
215	13225	GULBINA TATIANA ALEXEEVNA		Irkutsk		6 870
216	13160	Gultiaev Leonid Alexandrovich		Stavropolskiy kray, Essentuki		11 450
217	6540	GULIUKIN BORIS YURIEVICH		Irkutsk		28 625
218	9233	Guruleva Larisa Anatolievna		Irkutsk		28 625
219	13143	GUSEV ANDREY NIKOLAEVICH		ROSTOVSKAYA OBL., ST. TATSINSKAYA		2 290
220	11299	GUSEVA IRINA GEORGIEVNA		Irkutsk		28 625
221	15900	GUSEVSKIY ANDREY GENNADIEVICH		Angarsk		1 145
222	8740	GUSEVSKIY VLADIMIR MIKHAILOVICH		Irkutsk		1 145
223	6589	DANILEVICH GALINA IOSIFOVNA		Irkutsk		30 915
224	3185	Deviatkina Liudmila Alekseevna		Irkutsk		1 961
225	16083	Deviatkina Svetlana Viktorovna		Irkutsk		1 000
226	16035	Deviatkina Tatiana Viktorovna		Irkutsk		2 000
227	1667	DEINEGA ALEXANDR DMITRIEVICH		Irkutsk		2 290
228	13236	Denisov Alexandr Ivanovich		Bratsk, Irkutskaya oblast		2 290
229	2452	Dekhtiariuk Igor Stanislavovich		Shelekhov		57 250
230	16014	Dziuba Valentina Stepanovna		Irkutsk		28 625
231	2368	DIANOV GENNADIY STEPANOVICH		Irkutsk		5 725
232	11645	DIANOVA ELENA SERGEEVNA		Irkutsk		28 625
233	11490	DIMOV YURIY VLADIMIROVICH		Irkutsk		28 625
234	11766	DIMOVA ELEONORA PAVLOVNA		Irkutsk		28 625
235	7832	DICHIN SERGEY ALEXANDROVICH		Irkutsk		29 770
236	4116	DOBEJIN ALEXANDR PETROVICH		Irkutsk		28 625
237	6009	DOLBEJEV VIKTOR LVOVICH		Irkutsk		32 060
238	16104	Dolgich Vitaliy Mikhailovich		Irkutsk		25 000
239	16071	Dolgov Andrey Vladimirovich		Irkutsk		35 495
240	1083	DOLOTOV ANATOLIY ALEXEEVICH		Irkutsk		1 145
241	8617	Dolotova Olga Mikhailovna		Irkutsk		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
242	12045	Doroshenko Tatiana Gennadievna		Irkutsk		28 625
243	5796	DRIEVSKIY ALBERT PAVLOVICH		Irkutsk		1 145
244	8098	DROGGINA TATIANA VIKTOROVNA		Irkutsk		28 625
245	8561	Dubovik Marianna Nikolaevna		Irkutsk		5 725
246	4143	DUDKO VITALIY FILIMONOVICH		Irkutsk		2 290
247	11138	DUMOVA PAVEL SERGEEVICH		Irkutsk		28 625
248	15716	DUMOV SERGEY PAVLOVICH		Irkutsk		28 625
249	9636	Дунаев Сергей Иванович		Irkutsk		2 290
250	3327	DUNDA VOLDEMAR ANTONOVICH		NIJEGORODSKAYA OBL.,KULEB. R-N., S SAVASLEIKA 1		30 915
251	13021	DUNIAEV ALEXANDR FEDOROVICH		MOSCOW REGION, KALININGRAD.		6 870
252	15720	DUSHINA LIUBOV VLADIMIROVNA		Irkutsk		28 625
253	1739	DIACHENKO TATIANA IVANOVNA		Irkutsk		28 625
254	13128	EGOROV VALERIY IVANOVICH		SVERDL. OBL., PRIGOR. R-N., S. POKROVSKOYE		4 580
255	13003	EGOROVA IRINA ANATOLIEVNA		Moscow		2 290
256	15721	EGOROVA LIDIA ANATOLIEVNA		Irkutsk		57 250
257	13201	ELIZAROVA SVETLANA EVGENIEVNA		Irkutsk		4 580
258	730	Elizov Innokentiy Innokentievich		Irkutsk		28 625
259	13132	Eliseev Ivan Sergeevich		Sverdlovskaya obl., Verkhniaya Pyshma		2 290
260	13221	ELKIN VLADIMIR ANATOLIEVICH		Irkutsk		2 290
261	11541	ERONINA NINA SEMENOVNA		Irkutsk		28 625
262	16093 (shared property)	Erokhin Viktor Yakovlevich: joint owners Erokhina Evgenia Viktorovna, Erokhina Elena Viktorovna		Irkutsk		28 625
263	11974	ESKOVA MARINA VLADIMIROVNA		Irkutsk		17 175
264	5027	EFIMOVA LIUBOV MIKHAILOVNA		Irkutsk		28 625
265	13063	EFREMOV EVGENIY VENEAMINOVICH		VLADIMIRSKAYA OBL., KOVROV		2 290
266	16056	Jarinov Vladimir Timofeevich		Angarsk		32 700
267	13060	Jarov Valeriy Sergeevich		Vladimir		4 580
268	14078	JELEZNICHENKO NIKOLAY TROFIMOVICH		Irkutsk		3 435
269	13136	JELOBAY YURIY VLADIMIROVICH		KRASNODAR		18 320
270	8216	Jigalkin Nikolay Mikhailovich		Irkutsk		2 290
271	13080	JIDELEEVA LIUDMILA IVANOVNA		KAMENSK-URALSKIY		2 290
272	9028	Jilina Vera Mikhailovna		Irkutsk		5 725

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
273	1853	JILKIN ANATOLIY MIKHAILOVICH		Irkutsk		28 625
274	13154	Jinkin Viktor Viktorovich		Moscow region, Odintsovo		13 740
275	4706	Jukov Anatoliy Vasilievich		Irkutsk		28 625
276	567	JUKOV SERGEY VIKTOROVICH		Irkutsk		28 625
277	13046	JURAVLEV VIKTOR NIKOLAEVICH		Moscow		2 290
278	13074	ZABOLOTSKIKH PETR FILLIPOVICH		SVERDLOVSKAYA OBL., KACHKANAR		2 290
279	5250	ZABORSKIY YURIY NIKOLAEVICH		Irkutsk		28 625
280	15835	Zavialova Larisa Vasilievna		Irkutsk		28 625
281	1077	Zagainov Ivan Semenovich		Irkutsk		29 770
282	3967	ZADIRAN ANATOLIY EGOROVICH		Irkutsk		28 625
283	10199	ZADIRAN GALINA VASILIEVNA		Irkutsk		33 205
284	16029	Zadorojnikh Irina Anatolievna		Irkutsk		8 000
285	11830	ZAZIBIN VLADIMIR KONSTANTINOVICH		Irkutsk		28 625
286	5064	ZAIKUN LIUDMILA IVANOVNA		Irkutsk		33 205
287	13169	ZAITSEV DMITRIY VLADIMIROVICH		KAMCH. OBL., S. MILKOVO		2 290
288	16144	Zaitsev Sergey Nikolaevich		Irkutsk		28 625
289	7831	Zamuruev Vladimir Vasilievich		Irkutsk		57 250
290	4198	ZATONSKIKH ALEXANDR LEONIDOVICH		Irkutsk		4 580
291	16053	Zakharov Sergey Vladimirovich		Irkutsk		27 967
292	11401	ZVEREVA VALENTINA ALEXANDROVNA		Irkutsk		57 250
293	7723	Zelenkin Andrey Anatolievich		Irkutsk		32 060
294	4880	ZEMSKAYA VERA VLADIMIROVNA		Irkutsk		17 175
295	11993	Zimina Elena Nikolaevna		Irkutsk		28 625
296	16157	Zimko Galina Viktorovna		Irkutsk		28 625
297	15032	ZOLOTAREV SERGEY STEFANOVICH		Irkutsk		9 160
298	10092	ZOTOV SERGEY NIKOLAEVICH		Irkutsk		2 290
299	5538	ZUBKOV VLADIMIR VIACHESLAVOVICH		Irkutsk		28 625
300	13262	ZUBOV VLADIMIR PETROVICH		S. PETERSBURG		2 290
301	8820	ZUBRITSKIY VLADIMIR VLADIMIROVICH		Иркутск		28 625
302	13085	Zueva Maria Fedorovna		623300 Krasnoufimsk		2 290
303	11703	Ziuzikov Nikolay Antonovich		Irkutsk		28 625
304	12573	ZUZKOV NIKOLAY MAKAROVICH		Irkutsk		3 435
305	3407	IBRAGIMOV SULTANAKHME KAZIMAGOMEDOVICH		664002 IRKUTSK, UL. VOLGOGRADSKAYA 65-74		1 145
306	13264	Ivanov Alexandr Vladimirovich		Irkutsk		22 900

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
307	13166	IVANOV VIKTOR ALEXANDROVICH		650024 KEMEROVO		2 290
308	1074	IVANOV VIKTOR ALEXEEVICH		Irkutsk		1 145
309	2147	IVANOV NIKOLAY NIKOLAEVICH		Irkutsk		574 790
310	1929	IVANOV YURIY BORISOVICH		Irkutsk		3 435
311	13268	Ivanov Yuriy Vitalievich		Irkutsk		14 885
312	10765	IVANOVA МАРИНА ФЕДОРОВНА		Irkutsk		28 625
313	13215	IVANOVA НИНА НИКОЛАЕВНА		Irkutsk		11 450
314	15351	Ivanova Oxana Alexandrovna		Irkutsk		4 580
315	10326	ILLARIONAVA OLGA YAKOVLEVNA		Irkutsk		28 625
316	5385	Ilina Valentina Mikhailovna		Irkutsk		61 830
317	13011	Ionichev Valeriy Vasilievich		Moscow region, Korolev, ul. Kooperativnaya 16/2 app. 6		2 290
318	862	Isaeva Liubov Ivanovna		Irkutsk		19 465
319	13178	Isakov Mikhail Alexandrovich		Komi Republic, Syvtyvkar		11 450
320	13179	Isakov Nikolay Ivanovich		Komi Republic, s. Ust-Kulom		2 290
321	1913	KAZAKOV VIKTOR GRIGORIEVICH		Irkutsk		57 250
322	13224	KALININ MIKHAIL VLADIMIROVICH		Irkutsk		4 580
323	13068	Kalitvianskaya Marina Anatolievna		Ekaterinburg		2 290
324	14085	KALUNINA LIUBOV VASILIEVNA		Irkutsk		8 015
325	11347	KAMELINA IDEA VASILIEVNA		Irkutsk		28 625
326	13252	KARABANOV SERGEY EVGENIEVICH		MURMANSKAYA OBL., KIROVSK		4 580
327	10560	KARAIASOVA ELENA VASILIEVNA		Irkutsk		3 435
328	3536	KARGIN ALEXEY AFANASIEVICH		Irkutsk		59 540
329	16102	Karaeva Maria Petrovna		Irkutsk		4 580
330	11680	KARELINA TATIANA ALEXANDROVNA		Irkutsk		28 625
331	7768	KARNYSHOVA IRINA ALEXANDROVNA		Irkutsk		28 625
332	16129	Karpova Olga Vasilievna		Irkutsk		29 770
333	2634	KARTEEV VALERIY IVANOVICH		Irkutsk		28 625
334	10944	Kasatkina Nadejda Alexandrovna		Irkutsk		28 625
335	9783	Kasianova Maria Mikhailovna		Irkutsk		57 250
336	11091	KATKOVA OLGA FRANTSEVNA		Irkutsk		28 625
337	8271	KATUNTSEV ALEXANDR VASILIEVICH		Irkutsk		1 145
338	12619	KASHKIN VLADIMIR VASILIEVICH		Irkutsk		6 870
339	8763	KASHEEV NIKOLAY ALEXANDROVICH		Irkutsk		3 435
340	1093	KVITKO SERGEY PROKOPIEVICH		Irkutsk		43 510

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
341	13195	Klelchevskiy Andrey Yurievich		Irkutsk		73 280
342	9721	KIJUK GALINA FEDOROVNA		Irkutsk		28 625
343	13220	KILIN VLADIMIR SERGEEVICH		Irkutsk		22 900
344	9056	Kinozerov Dmitriy Evgenievich		Irkutsk		25
345	2880	KIREEVA TAMARA ADAMOVNA		Irkutsk		32 060
346	2288	Kirillov Mikhail Valentinovich		Irkutsk		24 124
347	16034	Kirillov Pavel Gennadievich		Irkutsk		91 600
348	9246	Kitaeva Nadejda Semenovna		Irkutsk		17 060
349	11933	KLIMSHTEINER VLADIMIR ANATOLIEVICH		Irkutsk		28 625
350	6218	KLIUEV MIKHAIL TROFIMOVICH		Irkutsk		28 625
351	9200	KLIACHKINA TATIANA VALERIEVNA		Irkutsk		1 145
352	604	Kovalev Sergey Ivanovich		Irkutsk		28 625
353	7468	KOVALENKOVA GALINA IVANOVNA		Irkutsk		28 625
354	6449	KOZELKOV NOKOLAY VIKTOROVICH		Irkutsk		28 625
355	13071	KOZLOVA NADEJDA NIKOLAEVNA		SVERDLOVSKAYA OBL., NIJNIAYA TURA		2 290
356	11116	Kokourova Nina Nikolaevna		Irkutsk		28 625
357	8484	Kokriatskiy Yuriy Nikolaevich		Irkutsk		5 725
358	11476	KOKUSHEVA LIUDMILA YAKOVLEVNA		Irkutsk		28 625
359	14386	KOLBASENKO ANTONINA ALEXEEVNA		Irkutsk		4 580
360	13083	KOLMOGOROV VLADIMIR ALEXEEVICH		SVERDLOVSKAYA OBL., VERKHNIY TAGIL		2 290
361	13131	Kolosov Sergey Alexandrovich		613367 Kirovskaya obl., Sovetsk-Rodygino		4 580
362	3071	KOLDIAEV ANATOLIY ALEXEEVICH		Irkutsk		32 060
363	2493	KOMOV SERGEY NIKOLAEVICH		NOVOSIBIRSKIY R-N, SOSNOVKA		28 625
364	12002	Kondratiuk Oxana Valerievna		Irkutsk		13 513
365	16165	Kondratiuk Sergey Petrovich		Irkutsk		15 000
366	8574	KONOVALOV ALEXEY VLADIMIROVICH		Irkutsk		32 060
367	7973	Konovalov Anatoliy Yurievich		Irkutsk		28 625
368	4162	KONOVALOVA SVETLANA ALEXANDROVNA		Irkutsk		30 915
369	5153	Konyshev Sergey Alexeevich		Irkutsk		28 625
370	2949	Konysheva Tamara Fedorovna		Irkutsk		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
371	8166	KOPALOVA ELENA BORISOVNA		Irkutsk		29 770
372	11375	Kopytin Vasiliy Sergeevich		Irkutsk		28 625
373	10987	Korenev Ivan Illarionovich		Cherniakhovsk, Kaliningradskaya obl.		14 000
374	10988	Koreneva Galina Vladimirovna		Cherniakhovsk, Kaliningradskaya obl.		28 625
375	11801	KORNEEVA ALBINA IVANOVNA		USOLSKIY R-N, NOVOJILKINO		28 625
376	10152	Kornienko Gennadiy Polikarpovich		Irkutsk		28 625
377	11959	KOROBEINIKOVA MARIA VASILIEVNA		Irkutsk		28 625
378	5731	Korobov Nikolay Evgenievich		Irkutsk		8 015
379	2354	KOROLEV ALEXANDR AFANASIEVICH		Irkutsk		28 625
380	13057	KOROLEV EVGENIY ALEXEEVICH		NOVOSIBIRSKAYA OBL., BERDSK		2 290
381	7683	Korotina Nina Ivanovna		Irkutsk		33 205
382	13135	KOROTKIKH ALEXANDR VASILIEVICH		KRASNODAR		2 290
383	15897	KORCHINOVA LIUDMILA MIKHAILOVNA		Irkutsk		5 725
384	14455	KOSKINA LIUDMILA ANVARIEVNA		Irkutsk		5 725
385	939	KOSTENKO VALERIY ALEXEEVICH		Irkutsk		5 725
386	4845	KOSTIUKOVA ZOIA FEDOROVNA		Irkutsk		28 625
387	12585	KOSTIUKHIN IGOR VLADIMIROVICH		Irkutsk		9 160
388	3706	Kotov Alexey Mikhailovich		Irkutsk		28 625
389	12017	Kotysheva Lidia Nikolaevna		Irkutsk		32 498
390	2142	KOTYSHEVA NADEJDA EVGENIEVNA		Irkutsk		29 770
391	13039	KOUDELNIY ALEXANDR VLADIMIROVICH		MOSCOW REGION, P. MENDELEEVO		2 290
392	7681	Kochetkova Irina Nikolaevna		Irkutsk		58 395
393	2448	Koshelkov Igor Vladimirovich		Irkutsk		30 000
394	13066	KOSHKIN VALERIY ALEXANDROVICH		SARATOVSKAYA OBL., ENGELS		2 290
395	16158	Krasnoyarov Andrey Viktorovich		Irkutsk		7 320
396	16159	Krasnoyarova Elena Viktorovna		Irkutsk		11 450
397	15923	KRASUILINA IRINA MIKHAILOVNA		Irkutsk		10 305
398	8071	KRESTIANNIKOVA TATIANA VIKTOROVNA		Irkutsk		5 725
399	4254	KRIVOSHEEVA SVETLANA ERIKOVNA		Irkutsk		1 145

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
400	5599	KRUCHINSKAYA NATALIA PETROVNA		Irkutsk		1 145
401	3370	KSENIAK TADEUSH IVANOVICH		Irkutsk		28 625
402	16081	Kuberskiy Vitaliy Anatolievich		Irkutsk		7 156
403	16086	Kygel Esfir Felixovna		Irkutsk		57 250
404	3286	KUDIMOV VIKTOR GENNADIEVICH		Irkutsk		45 800
405	13158	KUDRIAVTSEV ALEXEY ALEXANDROVICH		TIUMENSKAYA OBL., ISHIM		4 580
406	12052	Kudriashova Libov Nikolaevna		pos.Meget, Angarskiy region, Irkutskaya oblast		28 625
407	6888	Kuzin Ivan Fedorovich		Irkutsk		28 625
408	12766	KUZNETSOV ALEXANDR INNOKENTIEVICH		Irkutsk		6 870
409	12041	Kuznetsov Valeriy Petrovich		Irkutsk		28 625
410	3202	KUZNETSOV IGOR YURIEVICH		Irkutsk		28 625
411	13269	Kuznetsov Sergey Alexandrovich		Irkutsk		28 625
412	3154	Kuznetsov Sergey Innokentievich		Irkutsk		1 145
413	14109	KUZNETSOV STEPAN AFANASIEVICH		Irkutsk		10 305
414	9211	Kuznetsov Yuriy Alexandrovich		Irkutsk		57 250
415	11184	KUZNETSOVA EKATERINA ANDRIANOVNA		Irkutsk		28 625
416	12046	KUZNETSOVA MARINA EDUARDOVNA		Irkutsk		28 625
417	14142	KUZNETSOVA NATALIA VLADIMIROVNA		Irkutsk		4 580
418	15845	Kuznetsova Julia Nikolaevna		Irkutsk		28 625
419	2805	Kuzmin Anatoliy Alexeevich		Irkutsk		28 625
420	16113	Kuzmina Liudmila Ermilovna		Irkutsk		10 625
421	7801	KUZMINA MARIA SERGEEVNA		Irkutsk		29 770
422	5684	Kukin Dmitriy Yurievich		Irkutsk		23 966
423	12109	KUKLIN IGOR IVANOVICH		Irkutsk		6 870
424	7713	KULAKOV VIKTOR GENNEDIEVICH		Irkutsk		1 145
425	4520	KULIKOV STEPAN PAVLOVICH		Irkutsk		28 625
426	10464	KURAKINA VERA ALEXANDROVNA		Irkutsk		5 725
427	8315	KURDUBAKINA NINA DMITRIEVNA		Irkutsk		28 625
428	5309	KUTYREVA NATALIA ALEXANDROVNA		Irkutsk		2 290
429	13199	KUTSENKO MIKHAIL VLADIMIROVICH		Irkutsk		4 580

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
430	10437	KUSHNAREVA SVETLANA DMITRIEVNA		Irkutsk		3 435
431	13164	Lagerev Sergey Innokentievich		d. Kunitsyno, Kachugskiy region, Irkutskaya oblast		4 580
432	10189	LAGUNOVA KLAVDIA DMITRIEVNA		Irkutsk		5 725
433	6097	LAPTEV VLADIMIR SEMENOVICH		Irkutsk		11 450
434	9169	LAPTEVA IRINA NIKOLAEVNA		Irkutsk		1 145
435	13161	Laskovets Anna Ivanovna		Jeleznovodsk, Stavropolskiy krai		4 580
436	13170	Lezvinskaya Nadejda Ivanovna		683006 P.-Kamchatskiy		4 580
437	13248	LEICHENKO ALEXANDR ANATOLIEVICH		PSKOV. OBL., OSTROVSKIY R-N, P/O ZABROVIE		2 290
438	1018	LENITS SERGEY NIKOLAEVICH		Irkutsk		4 580
439	2331	LEONTIEV ALEXEY VASILIEVICH		Irkutsk		11 450
440	5299	LESNIKOV ALEXANDR VIKTOROVICH		Irkutsk		3 435
441	4231	LEUSHKINA VALENTINA FOMINICHNA		Irkutsk		6 870
442	13056	Lisitskaya Natalia Vladimirovna		Novosibirsk		4 580
443	514	LISITSKIY VIKTOR IVANOVICH		Irkutsk		59 540
444	11259	Litvinov Fedor Fedorovich		Ulianovsk		28 625
445	5634	LOBANOV IVAN PETROVICH		Irkutsk		4 580
446	13150	LOBANOV SERGEY ANATOLIEVICH		MOSCOW REGION., ELEKTROSTAL		2 290
447	15844	LOGINOVA TATIANA ANAT5OLIEVNA		ANGARSK		25 190
448	1623	LONSHAKOVA IRINA SPARTAKOVNA		Irkutsk		28 625
449	3317	LOPATIN TIMUR OLEGOVICH		Irkutsk		5 725
450	13239	Loskan Dmitriy Nikolaevich		ANGARSK		16 030
451	7523	LUZGINA GALINA ANDREEVNA		Irkutsk		28 625
452	5143	LUZGIN VIKTOR DMITRIEVICH		Irkutsk		5 725
453	12620	LUKIN VALERIY PAVLOVICH		Irkutsk		11 450
454	9719	LUKINA SVETLANA YURIEVNA		Irkutsk		28 625
455	11390	LUKIANOVICH ZINAIDA VASILIEVNA		Irkutsk		28 625
456	11625	LUKIANTSEV MIKHAIL GORDEEVICH		Irkutsk		28 625
457	4617	LUKIANCHIKOV SERGEY ALEXANDROVICH		Irkutsk		2 290
458	7928	LUKIANCHIKOVA NATALIA VALENTINOVNA		Irkutsk		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
459	9162	LUNEVA MARIA MIKHAILOVNA		IRKUTSK R-N, S. MAXIMOVSHINA		28 625
460	6246	LUCHININ ERIK LEONIDOVICH		Irkutsk		1 145
461	4051	LYPKAN ANATOLIY ALEXANDROVICH		Irkutsk		8 015
462	6927	LYSENKO NIKOLAY NIKANOROVICH		Irkutsk		29 770
463	5537	LYSENIA OLEG SERGEEVICH		Irkutsk		2 290
464	5424	LYSKOV ALEXANDR NIKOLAEVICH		Irkutsk		28 625
465	11378	LIADOV ALEXANDR YURIEVICH		Irkutsk		28 625
466	13028	LIASHENKO NIKOLAY IVANOVICH		MOSCOW		6 870
467	10445	Mazannikov Anatoliy Fedorovich		Irkutsk		17 900
468	13253	Mazitov Khazif Galimianovich		Belgorodskaya obl., p. Razumnoye		11 450
469	6673	Mazurova Ella Vasilievna		Irkutsk		32 060
470	3380	MAIKOV ALBERT FEDOROVICH		Irkutsk		64 120
471	13065	MAIOROVA SVETLANA PETROVNA		VLADIMIRSKAYA OBL., GUS-KHRUSTALNIY		2 290
472	2061	MAKAROV SERGEY VLADIMIROVICH		Irkutsk		572 500
473	9550	MAKAROVA ELENA YURIEVNA		Irkutsk		28 625
474	16150	Makarova Liubov Nikolaevna		Irkutsk		9 160
475	9030	MAXIMENKO VALENTINA MIKHAILOVNA		Irkutsk		1 145
476	7809	Maximova Galina Ivanovna		Irkutsk		40 000
477	15302	MAKUSHEV YURIY VLADIMIROVICH		Irkutsk		3 435
478	15795	MAKUSHEVA ЕЛЕНА ВАСИЛЬЕВНА		Irkutsk		2 290
479	3623	MALININ ANATOLIY VALENTINOVICH		Irkutsk		28 625
480	13188	Malkin Alexandr Nikolaevich		Irkutsk		2 290
481	4400	Malovichko Alexandr Alexandrovich		Irkutsk		28 625
482	15967	Malovichko Tatiana Leonidovna		Irkutsk		14 312
483	5664	MALYKH YURIY DMITRIEVICH		Irkutsk		34 350
484	13189	MALYSHEV SERGEY VALENTINOVICH		Irkutsk		2 290
485	15906	Malkova Elena Viktorovna		Irkutsk		1 000
486	4872	MANDRIK VIKTOR VLADIMIROVICH		Irkutsk		28 625
487	10541	MANKOVA IRAIDA ALEXANDROVNA		Irkutsk		28 625
488	9088	MARKINA LIUDMILA PETROVNA		POS. MEGET		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
489	14361	MARTOVITSKAYA NATALIA FEDOROVNA		Irkutsk		11 450
490	11945	MARTYNOV ANATOLIY STEPANOVICH		Irkutsk		28 625
491	12840	MARTYNOV ANDREY ARKHIPOVICH		Irkutsk		5 725
492	16181	Martynov Andrey Pavlovich		Irkutsk		33 205
493	8587	Martynova Irina Pavlovna		Irkutsk		33 205
494	11960	MARTYNOVA OLGA VASILIEVNA		Irkutsk		28 625
495	13163	Marchenko Viktor Fedorovich		Vladivostok		4 580
496	16117	Maslova Natalia Mikhailovna		Irkutsk		28 625
497	7610	Massalskaya Liudmila Kalikstovna		Irkutsk		28 625
498	5131	Matveev Viacheslav Mikhailovich		Irkutsk		60 685
499	4247	MATVEEVSKIY VENEAMIN ALEXANDROVICH		Irkutsk		3 435
500	7585	Matveichuk Sergey Viktorovich		Irkutsk		28 625
501	11258	Matiukhin Sergey Ivanovich		Irkutsk		28 625
502	13255	Medvedev Vasiliy Konstantinovich		Kirs, Kirovskaya oblast.		4 580
503	347	Mednikov Anatoliy Ivanovich		Irkutsk		15 000
504	1852	Mednikova Tatiana Viktorovna		Irkutsk		15 000
505	11841	Merinov Nikolay Alexeevich		Irkutsk		28 625
506	876	MERKULOV YURIY PROKHOROVICH		Irkutsk		28 625
507	13094	MININA IRAIDA STEPANOVNA		Irkutsk		2 290
508	2844	MIRONOV SERGEY ANDREEVICH		Irkutsk		28 625
509	11368	Mironov Sergey Nikolaevich		Irkutsk		57 250
510	13192	MITROSHINA TATIANA NIKOLAEVNA		Irkutsk		11 450
511	10434	MIKHAILOVNA NATALIA VIKTOROVNA		Irkutsk		13 740
512	528	Mikhaleva Galina Fedorovna		Irkutsk		28 625
513	13234	MIKHALEVICH LIUDMILA AROMOVNA		Irkutsk		11 450
514	3418	MIKHALENKO MIKHAIL IVANOVICH		Irkutsk		28 625
515	15833	MIKHEEVA OLGA VLADIMIROVNA		Irkutsk		13 740
516	4092	Mishechkin Anatoliy Alexandrovich		Irkutsk		9 160
517	8479	Mokretsov Mikhail Yurievich		Irkutsk		2 290
518	16173	Molodykh Nina Alexeevna		Tyumenskaya obl., Tyumenskiy region, s. Kaskara		2
519	9673	MOLOTSILO VIKTOR TROFIMOVICH		Irkutsk		4 580
520	13172	MORIN ALEXANDR MIKHAILOVICH		KAMCH OBL., KLIUCHI-1		4 580
521	14211	MOROZOV OLEG IVANOVICH		Irkutsk		10 305

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
522	13062	MOROZOVA VERA NIKOLAEVNA		601750 VLADIMIRSKAYA OBL., KOLCHUGINO		2 290
523	16059	Morozova Natalia Borisovna		Irkutsk		61 830
524	8971	MOROLEVA VALENTINA INNOKENTIEVNA		Irkutsk		30 915
525	10088	Moskalenko Maritta Alexeevna		Irkutsk		59 540
526	12366	MOTOVILOVA NATALIA ANATOLIEVNA				2 290
527	3426	Muravitskiy Viktor Vasilievich		Irkutsk		38 930
528	9582	MURATOV OLEG VALENTINOVICH		Irkutsk		28 625
529	6293	MURASHOV ALEXEY STEPANOVICH		Irkutsk		28 625
530	13026	NAVROTSKIY SERGEY DMITRIEVICH		TVER		6 870
531	7967	NAGAEVA LIUDMILA KONSTANTINOVNA		Irkutsk		1 145
532	11177	Nazvanov Vladimir Ivanovich		Irkutsk		22 500
533	9132	Nazvanova Liubov Vladimirovna		Irkutsk		64 120
534	13319	NASONOVA LIUDMILA MIKHAILOVNA		Irkutsk		57 250
535	16015	Nedorostkova Galina Grigorievna		Irkutsk		12
536	16016	Nedorostkova Inna Vitalevna		Irkutsk		13
537	13103	NEKRASOVA NATALIA ALEXEEVNA		KRASNOUFIMSKIY R-N, KRIULINO		2 290
538	13137	NEMENKO ALEXEY IVANOVICH		KRASNODAR		2 290
539	13015	Nesterov Sergey Gennadievich		Moscow		2 290
540	8532	Nizovaya Raisa Vasilievna		Irkutsk		20 000
541	16171	Nizovaya Tatiana Vladimirovna		Irkutskaya obl., Sliudianka		8 855
542	12073	Nizovoi Valeriy Vladimirovich		Irkutsk		67 888
543	12003	Nizovoi Evgeniy Valerievich		Irkutsk		30 000
544	13004	Nikitin Vitaliy Valentinovich		Moscow		11 450
545	9237	NIKULINA ELENA ALEXANDROVNA		Irkutsk		1 145
546	11710	Novikov Alexandr Nikolaevich		Irkutsk		57 250
547	16063 (shared property)	Novikov Gennadiy Anatolievich joint owner: Bradutsanu Natalia Gennadievna		Irkutsk		28 625
548	7252	NOVITSKIY VIKTOR SERGEEVICH		Irkutsk		29 770
549	10095	NOMOKONOV MIKHAIL VLADILENOVICH		Irkutsk		28 625
550	13133	Ovchinnikova Nina Gadievna		Sverdlovskaya obl., V.-Pyshma		2 290

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
551	11836	ODNOKURTSEV ANDREY ANATOLIEVICH		ST. PETERSBURG, AVIAGORODOK		28 625
552	4383	OZNOBIKHIN OLEG VLADIMIROVICH		Irkutsk		114 500
553	11723	Oznobikhina Nelia Ivanovna		Irkutsk		85 875
554	3879	OKLADNIKOVA NINA SERGEEVNA		Irkutsk		28 625
555	362	ORESHKINA NATALIA AKIMOVNA		Irkutsk		33 205
556	1501	ORLOVA ALBINA VALENTINOVNA		Irkutsk		28 625
557	8632	OSIPOVA ALBINA ALEXEEVNA		Irkutsk		13 740
558	6405	OSIPOVA LARISA DMITRIEVNA		Irkutsk		43 510
559	11955	Osipchuk Dmitriy Alexandrovich		Angarsk		30 000
560	11621	Ostapenko Maria Sergeevna		Irkutsk		28 625
561	321	Ostrovskaya Zinaida Andreevna		Irkutsk		28 625
562	13075	PAVLOV ANDRY NIKOLAEVICH		Ekaterinburg		2 290
563	2080	Pavlov Evgeniy Vasilievich		Irkutsk		57 250
564	7795	PAVLIUK RAISA YAKOVLEVNA		Irkutsk		58 395
565	9190	PAKULOV VIKTOR NIKOLAEVICH		Irkutsk		28 625
566	3433	PALCHIK ALEXEY IVANOVICH		Irkutsk		34 350
567	9763	Panin Viacheslav Ivanovich		Irkutsk		73 280
568	13016	Panin Evgeniy Ivanovich		Kazan		2 290
569	8681	Pankov Andry Vasilievich		Irkutsk		915
570	3478	PARAMONOV VALERIY ALEXANDROVICH		Irkutsk		2 290
571	13113	Pautov Viktor Fedotovich		Krasnoufimsk		2 290
572	7775	Pakhomov Vladimir Petrovich		Irkutsk		34 350
573	16069 (shared property)	Perevalova Liudmila Ivanovna joint owners: Perevalov Evgeniy Alexandrovich, Perevalova Anna Alexandrovna		Irkutsk		57 250
574	5645	PERELOMOV NIKOLAY VASILIEVICH		Irkutsk		3 435
575	15846	PERMIAKOV OLEG BORISOVICH		Irkutsk		28 625
576	9177	PERTSEVA OLGA NIKOLAEVNA		Irkutsk		24 045
577	9158	PESTOVA VALENTINA STEPANOVNA		Irkutsk		5 725
578	7725	Petrov Andrey Ivanovich		Irkutsk		9
579	162	PETROV EVGENIY VASILIEVICH		Irkutsk		57 250
580	16155	Petukhova Elena Yurievna		Irkutsk		25 257
581	5733	PEKHOTIN EVGENIY LEONIDOVICH		Irkutsk		57 250
582	7748	PEKHOTINA OLGA ANATOLIEVNA		Irkutsk		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
583	11870	PECHERSKAYA SERAFIMA STEPANOVNA		Irkutsk		28 625
584	13235	Pivanova Zinaida Mikhailovna		Irkutskaya oblast, Bratsk		2 290
585	11013	Piletskiy Dmitriy Lukitch		Irkutsk		20 000
586	13196	PILIAVINA NATALIA BORISOVNA		Irkutsk		22 900
587	13183	Pirogov Vladimir Petrovich		Cheliabinsk		6 870
588	16136	Pitkov Alexey Nikolaevich		Irkutsk		7 000
589	10443	Pishalnikova Liudmila Anatolievna		Irkutsk		30 915
590	11521	PLOTNIKOV PAVEL NIKOLAEVICH		Irkutsk		28 625
591	13040	POGANSHEVA LIUBOV ALEXANDROVNA		Moscow		4 580
592	11975	Podliavskiy Alexandr Vladimirovich		Irkutsk		28 625
593	13017	PODOLEY MAYA NIKOLAEVNA		Moscow		2 290
594	6015	PODOLSKAYA ZOIA IVANOVNA		Irkutsk		28 625
595	13023	POZDYSHEVA VALENTINA PETROVNA		Moscow		6 870
596	12104	POLESHUK VIKTOR VIKTOROVICH		Irkutsk		6 870
597	8241	Poloskova Stalina Ivanovna		Irkutsk		28 625
598	11834	Poliakovskaya Valentina Mikhailovna		Irkutsk		28 625
599	11819	Poliakovskiy Semen Khaimovich		Irkutsk		28 625
600	13009	POMERANTSEV VLADIMIR SERGEEVICH		Moscow		2 290
601	13155	PONOMAREV VALERIY IVANOVICH		BELGORODSKAYA OBL., P. IVNIA		6 870
602	13007	PONOMAREV IGOR SERGEEVICH		Moscow region, Balashikhinskiy r-n, p."Zaria"		2 290
603	11992	Ponomareva Valentina Yurievna		Irkutsk		28 625
604	11287	POPOV VLADIMIR PAVLOVICH		Irkutsk		28 625
605	13069	Popova Liudmila Ivanovna		Sverdlovskaya oblast, Kraqsnoufimsk		4 580
606	11692	POPOVA NADEJDA IVANOVNA		Irkutsk		28 625
607	16149	Popova Tatiana Vladimirovna		Jeleznogorsk-Ilimskiy		14 000
608	13184	Poroikova Liudmila Valentinovna		Moscow		4 580
609	13244	POTASHEV VLADIMIR ILICH		ULIANOVSK		2 290
610	11868	PROKOPENKO TATIANA ANDREEVNA		Irkutsk		28 625
611	13061	PROKOFIEV VLADIMIR NIKOLAEVICH		600018 VLADIMIR		2 290
612	15584	PUGIN ALEXANDR GRIGORIEVICH		Irkutsk		8 015
613	13076	Pukhov Anatoliy Grigorievich		Sverdlovskaya obl., Lesnoy		9 160
614	9650	PUSHKAREV LEONID ALEXEEVICH		Irkutsk		57 250

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
615	13214	PIAVCHUK EDIT IOSIFOVNA		Irkutsk		2 290
616	15585	RODIONOVA ANTONINA MIKHAILOVNA		Irkutsk		6 870
617	13144	RAZAMAT GRIGORIY ALEXANDROVICH		REPUBLIC KULMYKIA, ELISTA		4 580
618	7513	RAZGULIAEV ALEXANDR PETROVICH		Irkutsk		57 250
619	11463	RAZGULIAEVA VERA IVANOVNA		Irkutsk		28 625
620	16068	Razmanov Konstantin Vladimirovich		Irkutsk		5 300
621	7866	Rias Aizik Mikhailovich		Irkutsk		5 725
622	13139	RAKK ALEXANDR EVGENIEVICH		ARMAVIR		6 870
623	13177	Rakovskiy Andrey Gotfridovich		167023 SYKTIVKAR		9 160
624	7364	RASPOPIN GENNADIY MIKHAILOVICH		Irkutsk		28 625
625	4761	RASPOPINA ZOIA NIKOLAEVNA		Irkutsk		28 625
626	15982	Rasputin Sergey Valentinovich		Irkutsk		4
627	11071	RATAKHIN IVAN ALEXANDROVICH		Irkutsk		28 625
628	8016	RAKHMATULINA SVETLANA NIKOLAEVNA		Irkutsk		1 145
629	16089	Rachkovskaya Valentina Dmitrievna		Irkutsk		28 625
630	11321	REZNIKOV ANDREY NAUMOVICH		Angarsk		57 250
631	10252	Remneva Galina Nikolaevna		Irkutsk		28 625
632	8624	Retiunskiy Leonid Borisovich		Irkutsk		29 770
633	12000	Rjeneva Natalia Pavlovna		Sakha, Lensk		87 020
634	13245	RODINA LIUBOV FEDOROVNA		KURGAN		2 290
635	852	RODINA NAFISA NAGIBOVNA		Irkutsk		5 725
636	9939	RODIONOVA VERA MIKHAILOVNA		Irkutsk		14 885
637	875	ROJENTSEVA LIUBOV AFANASIEVNA		Irkutsk		4 580
638	3362	ROMANOV YURIY PETROVICH		Irkutsk		58 395
639	13185	ROMASH VITALIY LUKICH		RIAZAN		2 290
640	11159	RUDMIN VLADIMIR FRANTSEVICH		Irkutsk		28 625
641	10388	RUSAKOV SERGEY ALEXEEVICH		Irkutsk		13 740
642	11532	Rusanov Nikolay Petrovich		Angarsk		28 625
643	13093	RUSINOVA VALENTINA IVANOVNA		KRASNOUFIMSK		2 290
644	1287	RYBNIKOV PAVEL AGEEVICH		Irkutsk		2 290
645	13022	RIUMSHIN SERGEY IVANOVICH		VOLOGDA		2 290
646	13141	RIABTSEV IVAN ALEXANDROVICH		OMSK		4 580
647	15517	RIABTSEVA ANTONINA ANTONOVNA		Irkutsk		14 885
648	13019	RIAZANOVA IRINA VLADIMIROVNA		Moscow		4 580

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
649	9806	SABYNICH LIUBOV BORISOVNA		Irkutsk		28 625
650	8791	САБЫНИЧ СЕРГЕЙ ВАСИЛЬЕВИЧ		Irkutsk		28 625
651	13043	SAVVA EVDOKIA MIKHAILOVNA		TIUMENSKAYA OBLAST, SALEKHARD		4 580
652	12504	SAVINOVSKIY NIKOLAY MIKHAILOVICH				6 870
653	2048	SAVOSKO ANNA YURIEVNA		Irkutsk		28 625
654	8547	Savosko Margarita Ivanovna		Irkutsk		28 625
655	7474	SADYKOVA LIUBOV MIKHAILOVNA		Irkutsk		3 435
656	13102	SADYKOVA MUNIRA AKHNIAFOVNA		KRASNOUFIMSKIY R-N., BUGALYSH		2 290
657	11066	Salnikon Gennadiy Stepanovich		Irkutsk		28 625
658	15816	SALNIKOV OLEG VALERIEVICH		Irkutsk		28 625
659	7746	SAMORODOV ALEXANDR MIKHAILOVICH		Irkutsk		29 770
660	2272	SAMSONOV NIKOLAIY VIKTOROVICH		Irkutsk		28 625
661	7925	SAMYSHKINA ALBINA ALEXEEVNA		Irkutsk		28 625
662	3392	SAPEGA GENNADIY GRIGORIEVICH		Irkutsk		29 770
663	15992	Sapojnikov Yuriy Markovich		Irkutsk		28 625
664	11620	SAUNIN NIKITA FEDOROVICH		Irkutsk		57 250
665	11616	SAUNINA NATALIA PETROVNA		Irkutsk		28 625
666	15135	SAFINA ANNA KARYMOVNA		Irkutsk		4 580
667	13159	SAFONOV VLADIMIR VASILIEVICH		STAVROPOL		4 580
668	16210	Safonov Mikhail Vladimirovich		Irkutsk		20 000
669	16044	Safronov Viktor Trofimovich		Irkutsk		1 000
670	12623	SAFRONOV DMITRIY VASILIEVICH		Irkutsk		6 870
671	13211	SAFROSHKIN VLADIMIR NIKOLAEVICH		IRKUTSKAYA OBL., MAMONY		11 450
672	7934	SAKHATSKIKH GALINA VALENTINOVNA		Irkutsk		57 250
673	7791	SAKHATSKIKH NIKOLAY ALEXANDROVICH		Irkutsk		5 725
674	13186	SBITNEV OLEG ALEXANDROVICH		P/O SOTNITSY, SASOVSK R-N, RIAZANSKAYA OBL., CHEREMUSHKI		6 870
675	13142	Sboichakova Irina Yurievna		VOLGOGRAD		2 290
676	4774	Sevostianov Mikhail Dmitrievich		Irkutsk		28 625
677	13029	SWDAKOV SERGEY ALEXEEVICH		Moscow		6 870

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
678	13156	Selina Liudmila Ivanovna		Kursk		2 290
679	13318	SEMENOVA LIUBOV ALEXANDROVNA		Irkutsk		57 250
680	7714	SERGIENKO ROMAN PETROVICH		Irkutsk		32 060
681	11190	SERDIUK VALENTINA EFIMOVNA		Irkutsk		28 625
682	2462	SERDIUK RUDOLF PETROVICH		Irkutsk		32 060
683	16067	Seregin Sergey Viktorovich		Irkutsk		11 450
684	11920	SERKOV ANDREY NIKOLAEVICH		Irkutsk		28 625
685	11930	SERKOVA ANASTASIA DMITRIEVNA		Irkutsk		28 625
686	2267	SIBRININ RUSLAN VLADIMIROVICH		Irkutsk		1 145
687	11568	SIDORENKO VERA FEDOROVNA		Irkutsk		28 625
688	13140	SIZOV ANATOLIY PETROVICH		Armavir, Krasnodarskiy krai		9 160
689	8672	SILIN VLADIMIR GRIGORIEVICH		Irkutsk		28 625
690	14027	Simonov Nikolay Nikolaevich		Иркутская область, п.Мегет		6 870
691	9766	Sinchurin Anatoliy Alexeevich		Irkutsk		50
692	5882	Siniukina Lidia Mikhailovna		Irkutsk		28 625
693	951	SIROTININ VALERIY IVANOVICH		Irkutsk		1 145
694	13147	Skogorev Sergey Ivanovich		Moscow region, Kolomna		2 290
695	2490	SKOROBOGATOVA LIUDMILA KIMOVNA		Irkutsk		22 900
696	16033	Skretnev Georgiy Innokentievich		Irkutsk		1 800
697	13227	Sliusalenko Evgeniy Alexandrovich		Moscow		358 000
698	13059	Smirnov Boris Borisovich		Perm		6 870
699	11856	SMIRNOVA ANNA GENNADIEVNA		Irkutsk		28 625
700	13072	Smirnova Galina Leontievna		Sverlovskaya obl., Kachkanar		2 290
701	9649	Smirnova Elizaveta Efimovna		Irkutsk		65 265
702	13073	Smirnova Tatiana Georgievna		Sverlovskaya obl., Kachkanar		2 290
703	426	SMOLOVSKAYA LIUDMILA GRIGORIEVNA		Irkutsk		4 580
704	11980	SOGRIN SERGEY ALEXANDROVICH		Irkutsk		28 625
705	9226	Sogrina Galina Danilovna		Irkutsk		57 250
706	920	SOKOLOVA LARISA ALEGUSEINOVNA		Irkutsk		2 290
707	5368	SOKOLNIKOVA TAMARA VLADIMIROVNA		Irkutsk		28 625
708	12031	SOKURENKO SERGEY VLADIMIROVICH		ULAN-UDE		28 625
709	13153	Soloviev Alexey Nikolaevich		Moscow region, Electrostal		2 290
710	13138	SOLOVIEV NIKOLAY PAVLOVICH		KRASNODAR		2 290

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
711	9328	SOLOVIEVA NINA ALEXEEVNA		Irkutsk		28 625
712	8522	Solodkova Ekaterina Iosifovna		Irkutsk		3 435
713	3519	SOLIANKIN VLADIMIR ALEXEEVICH		Irkutsk		57 250
714	7175	Soroka Mikhail Fedorovich		Irkutsk		9 450
715	13204	Sosnova Svetlana Leonidovna		Irkutsk		4 580
716	9556	SOCHIVKA OLGA IVANOVNA		Irkutsk		11 450
717	10457	STAROVOITOVA TATIANA MIKHAILOVNA		Irkutsk		29 770
718	11470	STARTSEVA ELENA POTAPOVNA		Irkutsk		28 625
719	16134	Startseva Liudmila Mikhailovna		Irkutsk		28 625
720	13005	STAKHEEV ALEXANDR DMITRIEVICH		St. Petersburg		2 290
721	13213	STASHKOV NIKOLAY NIKITICH		Irkutsk		20 610
722	16082	Stepanov Andrey Nikolaevich		Irkutsk		1 753
723	7793	STRELIAEV ANDREY VASILIEVICH		Irkutsk		5 725
724	2599	SUGACHENKO ALEXEY PAVLOVICH		Irkutsk		40 075
725	13181	Sudabaeva Fatima Badrakovna		Orenburgskaya obl., Perevolotskiuy r-n, s. Rodnichniy dol		2 290
726	1794	SUMANOV VLADIMIR OSIPOVICH		Irkutsk		4 580
727	7200	SUKHODOLOVA MARIA DMITRIEVNA		Irkutsk		28 625
728	12036	Suchkov Alexandr Fedorovich		Irkutsk		117 935
729	9765	SUCHKOV LEONID VALENTINOVICH		Irkutsk		8 015
730	11855	ТАВОЛЖАНСКАЯ ЛАРИСА ДМИТРИЕВНА		Irkutsk		28 625
731	11854	TAVOLJANSKIY VIACHESLAV GAVRILOVICH		Irkutsk		28 625
732	9760	Talykin Viktor Sergeevich		Irkutsk		35 495
733	13197	TANTSYREV PETR ANATOLIEVICH		Irkutsk		2 290
734	9153	TARASOVA OLGA ANATOLIEVNA		Irkutsk		28 625
735	13018	Tarelkin Sergey Mikhailovich		Moscow region, Stupino		2 290
736	3449	TATARINOV ANDREY EDUARDOVICH		Irkutsk		72 135
737	13054	ТАЮРСКИЙ ВАЛЕРИЙ АЛЕКСЕЕВИЧ		NOVOSIBIRSKAYA OBL., BERDSK		2 290
738	15624	Telegin Pavel Valerievich		Moscow		3 435
739	13030	Telesh Anatoliy Mikhailovich		Moscow region, Pushkino		45 800
740	8265	Temnikov Vladimir Alexandrovich		Irkutsk		1 145

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
741	13067	Terentieva Olga Viktorovna		Saratov		2 290
742	11954	TERNOVAYA LIDIA VASILIEVNA		Irkutsk		28 625
743	14254	TERNOVETS MARIA EGOROVNA				3 435
744	3368	TERNOVOI ANDREY ANDREEVICH		DNEPROPETROVSK		28 625
745	2922	TERIAEV GENNADIY NIKOLAEVICH		Irkutsk		60 685
746	868	TERIAEVA LIUBOV ALEXANDROVNA		Irkutsk		2 290
747	2833	TIMOFEEVA LIDIA ANDREEVNA		Irkutsk		57 250
748	5778	Tirskikh Elena Ivanovna		Irkutsk		57 250
749	10100	TISHKIN ALEXANDR VALERIEVICH		Irkutsk		2 290
750	13258	TOLMACHEVA NATALIA ILINICHNA		KIROV		11 450
751	11278	TRANKOV ALEXEY TRIFONOVICH		Irkutsk		28 625
752	16100	Tretiakova Liudmila Andreevna		Irkutsk		28 625
753	4279	TRIFONOV VLADIMIR GRIGORIEVICH		Irkutsk		12 595
754	7665	TROFIMOV VIKTOR GRIGORIEVICH		Irkutsk		28 625
755	5098	TRUBNIKOVA TATIANA VASILIEVNA		Irkutsk		1 145
756	8472	TRUFANOVA ELENA MIKHAILOVNA		Irkutsk		28 625
757	13247	TRUKHACHEV VASILIY ALEXEEVICH		180024 PSKOV		2 290
758	11596	TUMBUSOV OLEG GRIGORIEVICH		Irkutsk		28 625
759	3386	TUKHVATULLIN FLYUR FARITOVICH		Irkutsk		61 830
760	3028	Tychinina Liubov Innokentievna		Irkutsk		9 000
761	13081	TYUSHOVA TATIANA VLADIMIROVNA		KAMENSK-URALSKIY		2 290
762	16143	U Tatiana Nikolaevna		Irkutsk		8 015
763	13241	USOVA AVGUSTA NIKOLAEVNA		IRKUTSKAYA OBL., KACHUG		4 580
764	360	USTIMENKO IRINA VITALIEVNA		Irkutsk		28 625
765	8019	USTIUGOVA VALENTINA GEORGIEVNA		Irkutsk		32 060
766	13251	Ustiugova Nadejda Georgievna		Murmansk		4 580
767	6718	UTINA IRINA MIKHAILOVNA		Irkutsk		57 250
768	13055	Fabianskaya Aneta Alexandrovna		Novosibirskaya obl., Kuibyshev		22 900
769	15948	Fadeev Anatoliy Gennadievich		Irkutsk		625
770	16214	Faleeva Galina Petrovna		Irkutsk		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
771	7909	Fedina Liudmila Georgievna		Irkutsk		28 625
772	13129	Fedina Natalia Jorjevna		Sverdlovskaya obl., N. Tagil		11 450
773	8709	FEDOROV ANTOBN ALEXEEVICH		Irkutsk		28 625
774	978	FEDOROV VALERIY IVANOVICH		Irkutsk		1 145
775	3468	FEDOROV IGOR VALENTINOVICH		Irkutsk		1 145
776	8501	FEDOROVA DJEMMA MIKHAILOVNA		Irkutsk		58 395
777	5818	FEDOROVA LIUDMILA EGOROVNA		Irkutsk		1 145
778	14143	FEDOROVA TATIANA IVANOVNA		Irkutsk		2 290
779	9142	FEDOROVA TATIANA NIKOLAEVNA		Irkutsk		1 145
780	11229	FREDOSEEV ANDREY FEDOROVICH		Irkutsk		28 625
781	342	Finakova Natalia Prokopievna		Irkutsk		28 625
782	13044	Forkacheva Olga Nikolaevna		Moscow, prospekt Marchala Jukova		2 290
783	1465	FROLOV VIKTOR FEDOROVICH		Irkutsk		1 145
784	9524	FROLOV PETR YAKOVLEVICH		Irkutsk		28 625
785	10435	Frolova Raisa Dmitrievna		Irkutsk		14 000
786	14387	FROLOVA FEDOSIA ZAKHAROVNA		Irkutsk		6 870
787	8014	FRUNCHIK LIUDMILA DMITRIEVNA		Irkutsk		28 625
788	16118	Habardin Anatoliy Stepanovich		Irkutsk		16 375
789	16119	Habardin Viktor Stepanovich		Irkutsk		4 750
790	940	HARICHKOV GEORGIY NIKOLAEVICH		Irkutsk		1 145
791	5835	HAFIZOV MDARIS GAIFIEVICH		Irkutsk		28 625
792	9166	HLOPENKO VALERIY IVANOVICH		Irkutsk		41 220
793	9381	HODYKIN NIKOLAY PROKOFIEVICH		Irkutsk		29 770
794	9380	HODYKINA OLGA ALEXEEVNA		Irkutsk		28 625
795	15571	HODYUSH ANASTASIA ALEXANDROVNA		Irkutsk		6 870
796	15080	HOLOMEEV VLADIMIR IVANOVICH		Irkutsk		9 160
797	10402	HOMIAKOV EVGENIY VASILIEVICH		Irkutsk		28 625
798	13242	HORLOPANOV VLADIMIR ANATOLIEVICH		IRKUTSKAYA OBL., KACHUG		4 580
799	7772	Hramova Zinaida Stepanovna		Irkutsk		1
800	6584	HRAPOV ANATOLIY SERGEEVICH		Irkutsk		30 915
801	10441	HRAPOV VALENTIN SERGEEVICH		Irkutsk		28 625
802	3367	HRUSH ANATOLIY NIKOLAEVICH		Irkutsk		35 495
803	3382	TSERANIDI SERGEY PAVLOVICH		LIDA, GROD. OBL.		28 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
804	10438	TSYMBAREVICH MARINA VLADISLAVOVNA		Irkutsk		28 625
805	5160	CHAMINA NATALIA ANATOLIEVNA		Irkutsk		1 145
806	16026	Cherenkov Oleg Alexeevich		Irkutsk		9 923
807	16025	Cherenkova Elvira Nikolaevna		Irkutsk		39 694
808	5009	Chernigo Larisa Innokentievna		Irkutsk		22 900
809	16156	Chernov Albert Nikolaevich		Irkutsk		9 543
810	13238	Chernousova Liudmila Andreevna		IRKUTSKAYA OBL., P. VIKHOREVKA		2 290
811	3376	Chigriaev Vladimir Ivanovich		Moscow region, Jukovskiy		28 625
812	7995	CHIKUNOVA VALENTINA IVANOVNA		MAGNITOGORSK		28 625
813	5384	Chikunova Olga Ivanovna		Irkutsk		5 725
814	9373	CHIRKIN MIKHALL KARPOVICH		Irkutsk		29 770
815	13237	CHUJAKINA LARISA SERAFIMOVNA		BRATSK		2 290
816	9368	CHUPRASOVA ALEXANDRA VASILIEVNA		Irkutsk		28 625
817	7628	Shaplov Viktor Petrovich		Irkutsk		35 495
818	3075	Sharshunova Liubov Nikolaevna		Irkutsk		28 625
819	16009	Shvetsov Pavel Alexandrovich		Angarsk		28 625
820	3308	SHEVELEVA LIUDMILA VASILIEVNAQ		Irkutsk		30 915
821	4044	Shevchenko Anna Anatolievna		Irkutsk		32 060
822	3384	SHELKOSHVEIN PETR VALERIEVICH		Irkutsk		28 625
823	13001	Shestak Andrey Leonidovich		Moscow		34 350
824	16058	Shestakov Mikhail Ivanovich		Irkutsk		28 625
825	7689	SHEVCHUKOVA NELLI ALEXEEVNA		Irkutsk		1 145
826	11163	SHILENKO ALEXANDRA PAVLOVNA		Irkutsk		57 250
827	15855	SHILENKO VITALIY MAXIMOVICH		Irkutsk		114 500
828	15792	SHILENKO YURIY MAXIMOVICH		Irkutsk		114 500
829	3427	SHIPANOVSKIY VIKTOR ALEXANDROVICH		Irkutsk		28 625
830	5995	SHIPOVALENKO ALENA VLADIMIROVNA		Irkutsk		1 145
831	4312	SHIROKOVSKAYA VALENTINA IVANOVNA		Irkutsk		29 770
832	8465	Shirokopetleva Galina Vasilievna		Moscow region, Noginsk		28 625
833	13149	SHISHKIN YURIY VASILIEVICH		MOSCOW REGION, ELEKTROSTAL		4 580
834	9711	Shlychkova Natalia Mikhailovna		Irkutsk		18 625

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities
835	12367	Shliundikova Natalia Ivanovna		Irkutsk		11 450
836	7530	SHTOLVIN ALEXANDR PETROVICH		Angarsk		49 235
837	416	Shubenina Tamara Mikhailovna		Irkutsk		22 695
838	7994	SHUBENKIN GENNADIY ALEXANDROVICH		Irkutsk		57 250
839	11862	Shuikin Vladimir Sergeevich		Irkutsk		10 305
840	3454	Shulgina Svetlana Georgievna		Irkutsk		85 055
841	16073	Shumilov Viktor Yakovlevich		Irkutsk		5 230
842	13078	SHUMKOV ALEXANDR VASILIEVICH		IRBITSKIY R0N, SVERDLOVSKAYA OBL., S. GORKI		2 290
843	15279	SHUSHPANOVA NMARIA VLADIMIROVNA		Irkutsk		5 725
844	13171	SHEGOLIKHINA ANNA VIKTOROVNA		P.-KAMCHATSKIY		2 290
845	13024	SHEGOLIN ANDREY VLADIMIROVICH		MOSCOW		4 580
846	13182	SHERBAK NINA DMITRIEVNA		CHELIABINSK		4 580
847	11761	Sherbakov Alexandr Vladimirovich		Irkutsk		15 110
848	7553	Yujakov Viktor Nesterovich		Irkutsk		57 250
849	11436	YUJAKOVA VALENTINA ILINICHNA		Irkutsk		28 625
850	14065	YUROVA TAMARA MIKHAILOBVNA		Irkutsk		2 290
851	9242	YUSHINA MARINA IVANOVNA		Irkutsk		17 175
852	16212	Yushkin Stanislav Andreevich		Irkutsk		1 718
853	4713	YUSHKOV YUAKOV PETROVICH		Irkutsk		28 625
854	11403	YAGILEVA GALINA EMELIANOVNA		Irkutsk		28 625
855	15555	Yazykov Alexandr Yakovlevich		Irkutsk		90 000
856	1323	YAKIMOV BORIS ALEXANDROVICH		Irkutsk		28 625
857	6248	YAKIMOV VADIM VIKTOROVICH		Irkutsk		57 250
858	2310	Yakovenko Margarita Alexandrovna		Irkutsk		28 625
859	4382	YAKOVTSEVA OLGA VITALIEVNA		Irkutsk		28 625
860	11106	YANKIN ALEXANDR FEDOROVICH		Irkutsk		11 450
861	3277	YANKOVSKIU IVAN SERGEEVICH		Irkutsk		11 450
862	4766	Yakhnenko Galina Mikhailovna		Irkutsk		28 625
863	8318	Yatsenko Olga Valerievna		Irkutsk		17 175

No.	Personal account No.	Name of the owner / Name, Surname, Patronymic	State registration / passport data	Registration address / Place of location	Postal address	Quantity of securities

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

CODE OF CORPORATE CONDUCT

of the Joint-Stock Company
"Scientific - production corporation "Irkut"
(wording of 2004)

Moscow
2004

Introduction

Joint-stock company "Scientific - production corporation "Irkut" (hereinafter "Corporation "Irkut", "the Corporation", "the Company") performs its activities in the sphere of high technology. Production of the Company is quite important for development of scientific and technical potential and improvement of RF defense capacity.

Corporation "Irkut" considers escalation of its own economic potential and resulting welfare gain of its shareholders to be the main goal of the Company activities. Corporation "Irkut" pays special attention to capitalization growth of the Company and regularity of dividend disbursement to its shareholders.

The basis of the Company competitive power is increase of organizational and technical standards of production and the product line development.

Considering the interests of shareholders to be the most important thing Corporation "Irkut" pays much attention to creation of well-balanced relations with all external conterparties: clients, suppliers, personnel, state bodies and the Company as a whole.

Corporation "Irkut" realizes the significance of its social status as a city-making enterprise, its importance as a responsible tax payer, whose taxes contribute to the regional and federal budgets.

Status of the Corporation Code of Corporate Conduct

Corporate conduct code of Corporation "Irkut" (hereinafter "Code") is a set of rules and standards covering various actions and relations dealing with the Company's management.

Corporation "Irkut" voluntarily assumes an obligation to follow the provisions of the Code. The provisions of the Code should be reflected in the Charter and in internal documents of the Company as fully as possible.

The Corporation in its corporate development strives for achievement of accepted international standards of corporate conduct.

Purpose of adoption of the Corporation Code of Corporate Conduct

The main purpose of the Code adoption is to create mechanisms aimed at protection of interests and rights of Corporation "Irkut"' shareholders: right of ownership, right to be informed, right of participation in management, profit participation right, other rights and interests regulated by RF legislation in force, the Company's Charter and the Present Code.

The Code was worked out to improve the degree of confidence of shareholders and potential investors in the Corporation, which in the long run contributes to escalation of investment attractibility of the Company.

Procedure of entry into effect of the present Code

The present Code comes into effect from the moment of its adoption by the General meeting of shareholders. The owners of voting shares, which grant voting authority regarding all matters in competence of the General meeting of shareholders, adopt this Code. The decision is taken by majority vote.

Resolutions on amendments and alterations to the Code as well as new wording adoption is made by the owners of voting shares, which grant voting authority regarding all matters in competence of the General meeting of shareholders. The decision is taken by majority vote at the General meeting of shareholders.

If in case of alterations in RF legislation any articles of the present Code collide with provisions of legislation in force these articles become invalid and till amendments in the Code are made one should be governed by RF legislation.

1. PRINCIPLES OF CORPORATE CONDUCT

The system of corporate management of Corporation "Irkut" is based on the following principles:

1.1. Creation of the atmosphere of mutual confidence and respect among all participants of corporate relations in the Company;

1.2. Strict observance of accepted business ethic standards when performing daily business activities of the Company;

1.3. Guarantee of equal attitude towards all shareholders of the Company, including minority and foreign investors;

1.4. Escalation of rights and ensurance of efficient right protection for the Company shareholders;

1.5. Creation of the optimal structure and implementation of modern methods and techniques of the corporate management of the Company activity;

1.6. Timely and reliable informing the participants of corporate relations about the Company's activities;

1.7. Creation of an efficient comprehensive control system supervising performance of the most important deals of the Company;

1.8. Continuous improvement of corporate conduct's standards of the Company.

2. OWNERSHIP OF SHAREHOLDERS (PROPERTY RIGHT)

Realizing that participating in the Company shareholders risk the capital invested in it:

2.1. The Corporation provides reliable and efficient shareholder ownership registration methods by means of having the register of shareholders maintained and kept by an independent Registrar with unblemished reputation in the securities market, who has proper technical facilities and control systems.

2.2. The Company guarantees the shareholders the right to freely handle in their discretion the shares they own, perform any transactions with the shares, which are not contrary to law and do not violate rights and interests of other persons, including assigning their shares in the property of other persons. The Corporation will regularly perform actions aimed at runup of liquidity of its shares in the Russian and International equity markets.

2.3. To provide proper observance and protection of shareholder ownership the Company will take all the necessary measures not excluding recourse to RF legislative and executive authorities aimed at repeal of any requirements and limitations, which cause unequal position of the Corporation shareholders and potential investors as compared with shareholders and investors of other Russian companies.

2.4. In case a person or a group of affiliated persons own more than 50% (fifty per cent) of the Company voting shares the Corporation will request such a shareholder to inform about decisions made or planned by him (them) with regard to this block as such decisions may affect the rights of other shareholders.

3. RIGHT FOR PARTICIPATION IN JOINT-STOCK COMPANY MANAGEMENT

3.1. Taking part in preparation and holding of the General meeting of shareholders

3.1.1. To provide shareholders with an opportunity to get ready for the General meeting the Corporation intends to:

- inform the shareholders of the General meeting of shareholders at least 30 (thirty) days before the date of its holding, and in case of an extraordinary General meeting no later than 60 (sixty) days before the date of its holding;
- use opportunities of electronic mail and Internet along with traditional means to inform the shareholders of the General meeting;
- publish information on holding of the General meeting in media available for the majority of shareholders;
- obligatorily disclose on the site of Corporation "Irkut" in the Internet the whole information dealing with preparation for the General meeting, including the suggestions concerning the agenda of the General meeting made by shareholders.

3.1.2. From the date on which the General meeting is announced till the moment it is over the Company will provide shareholders with opportunity to obtain extracts from the list of persons who are entitled to participate in the General meeting as well as references on enlisting individual persons together with information about preparation of the General meeting.

3.1.3. Realizing that shareholders need appropriate information to make reasonable decisions on the agenda matters:

a) The Corporation will introduce and will constantly broaden the list of additionally provided analytic information, materials covering positions of the members of the Company management bodies, media publications dealing with the Company activities.

b) Wording of the agenda matters will be clear and unambiguous; information about the agenda matters presented to shareholders will be sufficiently complete and detailed.

3.1.4. The Corporation will organize the General meeting so that the shareholders will not have any obstacles for registration and participation in the General meeting. The Corporation considers extract from custody account to be a sufficient proof of the share right.

3.1.5. The Corporation determines the location, date, time and premises for holding the General meeting offering an easy and real opportunity for participation in it to the overwhelming majority of shareholders. Therefore as a rule the

Company will hold the General meeting in Irkutsk, as far as possible at week-ends not earlier that at 9 a.m. and not later than at 10 p.m. local (Irkutsk) time.

3.1.6. Implementing the principle that the Company management bodies are accountable to shareholders the Corporation will take all the necessary measures to provide presence of the managers of management bodies and Auditing Committee of the Company, a representative of the independent auditor, as well as candidate members of management and control bodies of the Company.

The procedure and regulations for holding the General meeting are supposed to guarantee equal opportunities to express one's opinion and ask questions to all participants of the meeting.

3.1.7. The procedure of preparation, convening and holding the General meeting should be formalized and reflected in the Company internal document Regulation "On General shareholders' meeting of the joint-stock company "Scientific and production corporation "Irkut" (hereinafter "Regulation on General shareholders' meeting ") which should be adopted by the General shareholders' meeting.

3.2. Participation in voting regarding the Agenda of the General shareholders' meeting and in election of management and control bodies of the Company

3.2.1. The Corporation will gradually decrease the minimum value of the Company shareholdings (cumulative ownership) a shareholder or shareholders should own in order to have a right to put matters on the agenda of the General shareholders' meeting and somebody's names in nomination to the Company management bodies.

3.2.2. To ensure objective counting of shareholder votes when electing management bodies the Company offers an opportunity to control the progress of the Company Counting board (or the Company Registrar acting for the Company Counting board) to observers from different groups of shareholders. Election summarizing and announcement of results will be obligatorily performed before the General meeting is over.

3.2.3. To consider the interests of minority shareholders the Company approves of idea of creating separate coalitions of shareholders. For this purpose the Company will provide creation and maintenance of a forum for shareholders at the Company site in the Internet.

4. THE COMPANY BOARD OF DIRECTORS

4.1. Status, goals and additional competence of the Board of Directors

4.1.1. The Company Board of directors performs general management of the Company activities and is a body accountable to the General shareholders' meeting.

4.1.2. Corporation "Irkut" believes that the main goal of the Company's Board of Directors should be ensuring of the Company prosperity based on safeguarding interests of all participants of corporate relations by means of collective management of the Company affairs.

4.1.3. Legal status, procedures and regulations for activities of the Board of directors should be formalized and reflected in internal document Regulation "On the Board of Directors of the Joint-Stock Company "Scientific - production corporation "Irkut" (hereinafter "Board of directors' Regulation"), which should be adopted by the General shareholders' meeting and Order of activities of the Board of directors of the joint-stock company "Scientific and production corporation "Irkut" (hereinafter "Order of activities of the Board of directors"), which should be adopted by the Company's Board of directors.

4.1.4. In addition to the functions of the Company's Board of directors assigned to it in accordance with legislation the Company empowers the Board of directors with exclusive competence regarding the following issues:

- Determination of the Corporation mission;
- Development of corporate culture of the Corporation;
- Consideration and approval of financial and economic plan of the Corporation;
- Phrasing and implementation of the risk management policy;
- Organization of effective functioning of executive bodies of the Corporation;
- Providing efficient control of financial and economic activity of the Corporation;
- Ensurance of realization of the shareholder rights and interests and assistance in the settlement of corporate conflicts;
- Providing control of the process of disclosure and distribution of information about the Company.

4.1.5. The Company also empowers the Board of directors to make a resolution regarding temporary suspension of powers of the Corporation President in case there is a strong reason dealing with improper fulfillment of his duties according to the Charter of the Company and the Regulation of President of the Company.

4.1.6. The Company finds segregation of duties among the members of the Board of directors rational. It ensures making reasonable decisions on the matters in the competence of the Corporation Board of directors. Activities of the members of the Board of directors are based on contracts concluded with each member of the Board of directors in accordance with the individual plan of the member of the Board of directors.

4.2. Composition and structure of the Board of directors

4.2.1. Quantitative composition of the Company's Board of directors is determined on the basis of certain tasks the Company has and is stipulated in the Charter of the Company. To provide efficient functioning the Board of directors should consist of no less than 9 (nine) and no more than 15 (fifteen) people.

4.2.2. When forming the Board of directors the Company will take into account both the interests of shareholders who own large blocks and interests of other shareholders. For this purpose the Corporation will take all reasonable measures, including consultations with shareholders, aimed at formation of such a structure of the Company's Board of directors, which would serve the interests of all groups of the Company's shareholders. The Board of directors will present the recommendations worked out in the course of such consultations to participants of the General shareholders' meeting.

4.2.3. To ensure making objective decisions and maintain the balance of shareholder interests independent directors, representatives of executive management bodies of the Corporation and representatives of different shareholder groups of the company are included in the Board of directors. The quantity of representatives of executive management bodies of the Corporation should not exceed 25 % (twenty-five per cent) of the aggregate number of the Board of directors and the quantity of independent directors should be gradually increased up to at least 3 (three) persons. The Company undertakes an obligation to provide every possible support for one candidate to the Board of directors nominated by minority shareholders.

4.3. Independent member of the Board of directors

4.3.1. To estimate independence of directors the Company besides criteria given in c. 3 Article 83 of the Federal law "On joint-stock companies" uses additional independence criteria stipulated in regulatory enactments of the federal executive body dealing with securities market. In accordance with additional criteria the Company will strive for having independent members of the Board of directors who meet the following requirements:

- not to be an official or employee of the emitter at the moment of election and in the course of 3 (three) preceding years;
- not to be an official of another company in which any official of the emitter is a member of the Committee on personnel and fee earnings of the Board of directors;
- not to be a spouse, a parent, a brother or a sister of emitter officials;
- not to be an affiliated person of the emitter or its affiliated persons;
- not to be parties under obligation to the emitter who can obtain property (money) in accordance with conditions of these obligations the cost of which is 10 % (ten) and more per cent of cumulative annual earnings of the specified persons, not considering the fee for participation in the board of directors of the emitter;
- not to be state representatives;
- not to be a member of the board of directors of the emitter for more than 5 (five) years.

4.3.2. Additional independence criteria for the members of the Company's Board of directors in case of their adoption by the General shareholders' meeting are introduced in the Charter and the Board of directors' Regulation. Additional independence criteria for the members of the Company's Board of directors are also presented at the Company site in the Internet and in the annual report of the Company.

4.3.3. During preparation for the General shareholders' meeting the Board of directors checks if the candidates to independent members of the Company Board of directors comply with independence criteria adopted by the Company and inform the Company's shareholders of the results of such check.

4.4. Committees and commissions of the Board of directors

4.4.1. The Company admits practicability of creation of special committees of the Corporation's Board of directors, which perform preliminary study and prepare recommendations for making decisions on the most important matters of the corporation activities.

4.4.2. The quantity and composition of committees of the Corporation's Board of directors is determined in accordance with priority of the Corporation tasks and is approved by a resolution of the Board of directors.

4.4.3. The persons who work in the committees are approved of at the meeting of the Board of directors. The Corporation admits that at least one (1) independent member of the Board of directors should be included in a committee.

4.4.4. Competence and procedure rules of committees should be formalized and reflected in internal document of the Company "Regularion on Committee of the Board of directors", which should be adopted by the Company's Board of directors.

4.4.5. The Corporation in the person of the Board of directors is entitled to form temporary special commissions of the Board of directors aimed at settlement of a certain task (a number of tasks).

4.4.6. Information about activities of committees and commissions of the Board of directors should be presented at the site of the Corporation in the Internet.

4.5. Right to convene a meeting of the Board of directors

4.5.1. Besides the list of persons entitled to convene meetings of the Board of directors according to RF legislation the Corporation invests with such powers shareholders who own no less than 2% (two per cent) of the Corporation shares as well as executive bodies of subsidiary and affiliated companies of the Corporation in accordance with appropriate resolutions of the Boards of directors of subsidiary and affiliated companies.

4.6. Procedure of work and decision-making by the Board of directors

4.6.1. The Corporation believes that in order to work efficiently the Board of directors should perform its activities on a regular basis in accordance with calendar and subject schedules.

4.6.2. To provide the members of the Board of directors with an opportunity to formulate their attitude towards the matters on the agenda they should be informed about convening of the meeting of the Board of directors, the form of its holding and the agenda at least 15 (fifteen) business days before the date of the meeting. Simultaneously with the notices on convening of the meeting the members of the Board of directors will receive materials regarding the matters on the agenda.

4.6.3. Meetings of the Board of directors should be held at least once in 2 (two) months. One of the meetings held during the year should be devoted to development strategy of the Corporation and estimation of risks related to its activities, as well as analysis of effectiveness of functioning of the Corporation internal control system.

4.6.4. To improve operational efficiency of decision-making concerning the matters in the competence of the Board of directors taking into consideration the importance of the matters on the agenda the Corporation finds it possible to hold the meetings both in intramural form (including consideration of the written opinion of the member of the Board of directors) and in extra-mural form (absent voting).

4.6.5. Meetings of the Board of directors cannot be held in extra-mural form if the agenda includes matters specified in sub clauses (a) – (i) of the present clause:

a) approval of priority activities of the Corporation and financial and economic plan of the Corporation;

b) approval of dividend policy of the Company;

c) convening of the annual General shareholders' meeting and making decisions necessary for its convening and holding;

d) preliminary confirmation of the Corporation annual report;

e) convening or refusal to convene an extraordinary General shareholders' meeting;

f) election and reelection of the Chairman of the Board of directors;

g) bringing for consideration of the General shareholders' meeting the suggestion concerning reorganization or liquidation of the Company;

h) decrease (increase) of the Charter capital of the Company;

i) making a resolution on early termination of powers of the President or the Corporation's Executive committee members.

4.6.6. To consider opinions of all members of the Board of directors when making resolutions on the most important matters concerning the Company activities the Corporation establishes stricter requirements to the quorum than those stipulated in the legislation in force. In particular to make decisions on the matters specified in sub clauses (a), (b), (g), (h), (i) c. 4.6.5. of the present Code and prepare recommendations regarding the amount of dividends paid at the end of the first quarter, half-year, nine months and (or) financial year the quorum should constitute special majority amounting to two-thirds of all people elected to the Board of directors.

4.6.7. The Corporation grants the Chairman of the Board of directors the decisive vote right in case of tie vote when making a decision at the meeting of the Corporation Board of directors.

4.6.8. To realize the role and responsibility of each member of the Board of directors in the process of decision-making the Company will provide taking detailed minutes of the meetings of the Board of directors, the results of voting will be recorded with names.

4.7. Fee earnings and refund of charges born by the members of the Board of directors

4.7.1. To improve motivation of the members of the Board of directors the Corporation finds it rational to pay to the members of the Board of directors' fees and refund of reasonable charges dealing with performance of their duties.

4.7.2. The fee amount will depend on results of the corporation activities in the course of the financial year and estimated contribution of each member of the Board of directors to achievement of these results. The main criterion for determination of the total amount of fees payable to the Board of directors is supposed to be the Company annual capitalization growth (gain of net assets).

4.7.3. In case of efficient activities of the Company management bodies the Corporation will try to provide such fees for the members of the Company management bodies, which would be competitive to the fees existing in comparable companies.

4.7.4. The system of motivating activities of the members of the Board of directors should be formalized and reflected in internal document of the Corporation, which should be adopted by the General shareholders' meeting and regulate the procedure of fee and refund payments to the members of the Company]s Board of directors.

4.7.5. Total amount of fees for the members of the Company Board of directors is determined using the method, specified in the Corporation internal document regulating the procedure of fee and refund payments to the members of the Company Board of directors and is approved by a separate resolution of the General shareholders' meeting.

4.7.6. Information about the total amount of fees and refunds paid to the members of the Company Board of directors should be disclosed in the annual report of the Corporation.

5. EXECUTIVE BODIES OF THE CORPORATION

5.1. Collective executive body of the Corporation

5.1.1. Corporation "Irkut" shares the idea that one of the most important methods of improving a joint-stock company management is existence of collective executive body – the Corporation's Executive Committee.

5.1.2. The Company admits the necessity of clear division of powers between the individual executive body – the President of the Corporation and the collective executive body – the Executive Committee of the Corporation.

5.2. Competence of the Corporation's Executive Committee

5.2.1. The Corporation believes that development of the Company, as a corporate structure should be assigned to the competence of the Company's Executive Committee.

The Executive Committee should perform:

a) Estimation of business of subsidiary and affiliated enterprises of the Company and preparation of recommendations for the Board of directors concerning alteration and extension of the Corporation business;

б) Drawing up production and technological, investment and financial, marketing and social policies of the Company, planned financial and economic figures and financial and economic plan of the Company's activities.

5.3. Individual executive body of the Corporation

5.3.1. The President of the Corporation represents individual executive body of the Corporation.

5.3.2. The President of the Corporation is accountable to the General shareholders' meeting and the Board of directors of the Corporation.

5.3.3. The Company realizes the necessity and will take all the necessary measures aimed at annual election of the President of the Corporation to the Corporation's Board of directors.

5.3.4. Realizing the very important role of executive bodies the Corporation sticks to opinion that as a rule the President of the Corporation should not perform any activity, but manage day-to-day operation of the Corporation, except being a member of Boards of directors of other legal entities if it is essential for the interests of the Company.

5.4. Fee earnings of executive bodies

5.4.1. To induce effective work the Company gives the President and the members of the Executive Committee an opportunity to get besides the official salary appropriate fee earnings taking into consideration the results of their work in the course of the reporting financial year.

The criterion of effectiveness of executive bodies is fulfillment of the annual financial and economic plan of the Corporation.

5.4.2. The payment procedure and the amount of fee earnings of executive bodies are determined by internal document of the Corporation adopted by the Board of directors.

6. LIABILITY OF MEMBERS OF THE MANAGEMENT BODIES OF THE CORPORATION

6.1. The Corporation completely realizes that the members of the Company management bodies act as authorized persons of shareholders and loss of confidence of the shareholders may cause early termination of powers of the members of the Board of directors and executive bodies of the Corporation.

6.2. The Corporation provides an opportunity to realize incorporeal right for compensation of losses incurred to the Company by activities of the members of the management bodies.

6.3. When exercising the incorporeal right for compensation of losses incurred to the Company by activities of the members of management bodies the Company will take into account whether the member of a management body acted rationally and conscientiously when fulfilling his duties, that is whether he extended carefulness and prudence expected from good managers and whether he did his best to fulfill his duties properly.

6.4. To minimize possible losses of shareholders and support business initiative of the members of management bodies of the Corporation, which lessens because of fear of liability for its potential losses resulting from activities of the members of management bodies the Corporation concedes possibility of partial liability insurance of the members of the Board of directors and executive bodies of the Corporation in accordance with RF legislation in force. Such insurance is provided at the expense of the Company equity funds.

7. SECRETARY OF THE COMPANY

7.1. The Corporation finds it necessary to introduce the post of the Secretary of the Company to ensure that the bodies and officials of the Company observe the procedure requirements guaranteeing realization of rights and interests of shareholders.

7.2. Activities of the Secretary of the Company are regulated by internal document of the Company adopted by the Board of directors of the Corporation.

8. FUNDAMENTAL CORPORATE ACTIVITIES

8.1. In case the Company receives a written notice that someone independently or together with his affiliated persons intends to purchase 30 % (thirty) or more per cent of placed equity shares of the Company with the quantity of shareholders more than 1000 (one thousand) as well as each 5 (five) in excess of 30 % (thirty) per cent of placed equity

shares of the Company the Company's Board of directors informs the shareholders about the consequences, which can be caused by the purchase of the Company shares.

8.2. In case someone independently or together with his affiliated persons purchases a block of equity shares in the amount of 30 % (thirty) or more per cent of the placed equity shares of the Company Corporation "Irkut" assists the shareholders of the Company in exercise of the right to demand from the buyer of such a block of shares to purchase the shares they own in accordance with the legislation in force and the Charter of the Company.

8.3. When the Company is taken over the Corporation intends to take all reasonable measures aimed at prevention of the management bodies of the Company from actions causing loss of investment attractibility of the joint-stock company, for example, making decisions on issue of additional shares, securities convertible into shares, securities granting the right to purchase shares of the Company as well as actions, which are called "poison pills" and "golden parachute".

8.4. When the Board of directors brings the matter concerning reorganization of the company for consideration of the General meeting of shareholders the Board of directors must first consider the materials and documents dealing with prospective reorganization of the Company.

If the proportion of share conversion is to be determined the Corporation will insist on engaging an independent valuator for this purpose.

The Corporation will also strive to make resolutions adopted at the joint meeting of the Boards of directors of the companies under reorganization consider interests of shareholders of all companies participating in the merger (incorporation).

At the joint General meeting of shareholders the Corporation will suggest sticking to the voting procedure established by law for the General meeting of the legal entity under formation.

9. DISCLOSURE OF INFORMATION ABOUT THE CORPORATION

9.1. To achieve controllability of the process of presenting information about the Company the Corporation finds it necessary to work out and adopt information policy of Corporation "Irkut".

9.2. The Corporation works out information policy on the basis of the following principles:

- regularity and quickness of submission of information;
- availability of information to the majority of shareholders and other interested persons;
- credibility and completeness of information;
- observance of reasonable balance between openness of the Company and adhering to its interests;
- equal completeness and quality of information about the Company for all shareholders obtaining the information.

9.3. Besides the list of information subject to disclosure according to RF legislation and the Charter of the Company the Corporation presents to its shareholders the following additional reference data:

- about shareholders who own 5% (five) and more per cent of the Company shares specifying their affiliate persons;
- about the members of the Board of directors specifying the posts they occupied within the previous 5 (five) years as well as about ownership of shares of Corporation "Irkut" and its subsidiary and affiliate companies;
- information about inclusion of provisions of the Code of corporate conduct in internal documents of the Company and about their observance;
- information about all facts, which can be essential for shareholders and investors.

9.4. To provide shareholders with an opportunity to evaluate the results of the Company activities in the course of the reporting financial year the annual report of the Corporation includes the following information:

- general matters concerning the Corporation activities: position of Corporation in the branch, results achieved in the course of the year, solution of strategic tasks of the Corporation, openings for its development, relations with competitors, description of the main activities of the Corporation, basic risk factors connected with the Corporation activities, review of the most important deals made in the course of the year;
- information about securities of the Company, including share issue and capital movement in the course of the year, about dividend disbursement and if the dividends were not paid about the reasons for such non-payment;
- information about securities owned by the members of the management bodies of the Company in the course of the reporting year;
- list of deals made in the reporting year, which are considered to be large deals according to the Federal law "On joint-stock companies" as well as other deals which are subject to large deal approval procedure according to the Charter of the Company; conditions of each deal and the management body of the Corporation which approved it should be specified;
- list of deals made in the reporting year, which are considered to be deals with proprietary interest according to the Federal law "About joint-stock companies"; the person(s) interested in effecting each deal of the kind, conditions of each deal and the management body of the Corporation which approved it should be specified;
- composition of the Board of directors of the Corporation including information about alterations in the composition of the Board of directors, which took place in the course of the reporting year, data about the members of the Board of directors and executive bodies of the Corporation, including their brief biographies, total amount of fee earn-

ings of the members of the Board of directors, data about deals between these persons and the Company, independence criteria for a member of the Board of directors;

- criteria for determination and amount of fee earnings (refund of charges) for the person occupying the post of the President of the Corporation, each member of the managing board of the Corporation and each member of the Board of directors or the total amount of fee earnings (refund of charges) for all these persons, paid to them or payable in accordance with results of the reporting year;
- basic financial results of the Corporation activities;
- observance by the Company of the standards of corporate management including the provisions of the present Code;
- speech of the Chairman of the Board of directors of the Corporation;
- report of the Corporation Board of directors adopted at the meeting of the Board of directors convened during preparation for holding the annual General meeting of shareholders;
- speech of the President of the Corporation containing evaluation of the Corporation activities performed in the course of the year.

9.5. The Company draws up annual consolidated financial reporting according with generally accepted in USA principles of accounting (US GAAP).

9.6. The disclosed information about the Company will be placed at the site of Corporation "Irkut" in the Internet and if necessary will be published in newspapers available for the majority of the Company's shareholders.

9.7. To present timely, complete and unbiased information about the Company to its shareholders the Corporation organizes access of shareholders to electronic information resources of the Company and maintains a forum at the Company's site in the Internet.

9.8. The Corporation trying to constantly inform shareholders and potential investors about improvement of investment attractibility of the Company is going to present at its site in the Internet information about meetings of the Corporation management with analysts of financial and equity markets.

The Corporation will gradually decrease (in accordance with legislation) the minimum value of cumulative ownership of voting shares, which empowers the shareholder to demand submission of financial reporting and minutes of the Executive Committee meetings. Such minimum value of cumulative ownership of voting shares according to the law is 25 % (twenty-five per cent).

9.9. Trying to simplify confirmation of the fact of share ownership for the person who applied for the documents of the Company or their copies the company considers submission of the extract from the register (from custody account) of shareholders to the Secretary of the Company to be a sufficient confirmation.

9.10. To protect state interests and interests of the Company and its shareholders the Corporation in accordance with RF legislation in force determines the list of information (data), which is considered to be state, commercial and official secret. Conditions of access to such information are determined by RF legislation in force, Regulation of Corporation "Irkut" "On dealing with insider information and information, which is commercial or official secret". Reasonable balance between the openness of the Company and striving not to do a disservice to the interests of the state, the Company and its shareholders should be found.

10. CONTROL OF FINANCIAL AND ECONOMIC ACTIVITIES

10.1. To provide permanent control of financial and economic activities of the Company the Corporation finds it necessary to create in the nearest future an internal control and auditorial service independent of executive bodies acting on a continuing basis.

The main goal of the control and auditorial service is protection of investment expenditures of shareholders and assets of the Company.

To observe independence of the control and auditorial service it is advisable that the Audit commission of the Company manages its activities.

10.2. Goals and tasks of activities, rights and obligations of the control and auditorial service are determined in internal document of the Company – Regulation "On control and auditorial service of the open joint-stock company "Scientific and production corporation "Irkut" (hereinafter "Regulation on control and auditorial service of the Corporation"), adopted by the Board of directors of the Company.

10.3. To perform financial audit of financial and economic activities of the Company the Corporation engages an independent external audit organization with good reputation, which is one of the ten largest companies working in Russia.

10.4. To determine independence of an external auditor the Corporation uses the following criteria:

An audit organization is considered to be independent if:

- it does not keep financial records of the Corporation;
- it has not rendered to the Corporation services regarding reproduction and keeping of financial records and drawing up financial reporting in the course of three years immediately before performance of the audit;
- it has not rendered to the Corporation any other services except audit in the course of three years immediately before performance of the audit;
- it has no common property interests with the company or its shareholders;
- its revenue from servicing one client does not exceed 10% (ten) of its total revenue.

10.5. The Corporation ensures participation of representatives of the audit organization in the General meeting of shareholders so that they could answer the questions of the shareholders of the Company.

11. DIVIDENDS

11.1. Realizing that economic interests of the shareholders are satisfied through receiving dividends the Corporation finds that working out a dividend policy is an acute task. The policy should have a transparent and understandable mechanism of determination of the dividend amount and payment of the dividends.

The dividend policy of the Company is formulated in internal document of the Corporation adopted by the Board of directors of the Company.

11.2. The Corporation assumes liability to pay to the shareholders dividends according to results of the first half-year, nine months of financial year and (or) according to results of financial year within a period of time no more than 40 (forty) business days from the moment of announcement of such payment at the General meeting of shareholders.

11.3. To inform shareholders and other interested persons of the Corporation's approach to payment of dividends the Corporation finds it important to publish information concerning the dividend policy of the Company in mass media. This information can also be found at the site of the Corporation in the Internet.

12. SETTLEMENT OF CORPORATE CONFLICTS

12.1. One of efficient mechanisms of observance and protection of shareholder rights, as well as protection of property rights, interests and business standing of the Company is prevention and settlement of any differences and (or) disputes between the Company and its shareholder which arose in connection with the shareholder's participation in the Company or contradictions between business and other interests of the Company and interests of its shareholders (conflict of interests).

12.2. The Corporation admits that efficiency of prevention and settlement of corporate conflicts of interests presupposes complete and timely revelation of such conflicts as well as excellent coordination of activities of all the Company bodies aimed at their settlement.

12.3. The Corporation supports the procedure of corporate conflict settlement in which dispute settlement competence should be clearly delimited in accordance with the competence of the Company management bodies to make resolutions on certain matters. The persons whose interests are involved or may be involved in the conflict should not take part in its settlement.

12.4. The Corporation by means of acceptance and timely processing of complaints and suggestions of the Company shareholders who have claims to the Corporation will try to settle all disputable matters before legal action is taken.

12.5. The procedures aimed at prevention and settlement of corporate conflicts of interests will be specified in internal document of the Company "Procedure of settlement of corporate conflicts" adopted by the Board of directors of the Corporation.

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

REGULATION
ON PAYING REWARDS AND COMPENSATIONS
TO MEMBERS OF BOARD OF DIRECTORS
of Joint-Stock Company
"Scientific - production corporation "Irkut"

Moscow
2004

1. Scope of Application

Present Regulation serve as the basic document, determining principles of establishing the amounts and procedure of paying rewards and compensations to members of the Board of Directors of JSC "Scientific - production corporation "Irkut", related to performance of their duties.

2. Regulatory basis

This Regulation is developed in compliance with the following documents:

- Federal Law of 26.12.95 г. № 208-FZ "On Joint-Stock Companies";
- Federal Law of 31.07.95 г. № 119-FZ "On Foundations of Public Service of the RF";
- Federal Law of 22.04.96 г. № 39-FZ "On Securities Market" ;
- The Charter of the of Joint-Stock Company "Scientific - production corporation "Irkut";
- Code of Corporate Conduct of Joint-Stock Company "Scientific - production corporation "Irkut";
- Board of directors' Regulation of Joint-Stock Company "Scientific - production corporation "Irkut";
- The Agreement between a Member of the Board of Directors and Joint-Stock Company "Scientific - production corporation "Irkut".

In case of changes in the listed and/or of issue of new normative acts (documents) regulating activity of the Board of Directors, the present Regulation are corrected with regard for provisions contained in the relevant documents.

3. Terms, definitions and abbreviations

3.1 Present Regulation uses the terms and definitions having the following meanings:

- **External director** – a member of the Board of Directors that is not a member of staff of the Company;
- **Reward** – the money paid to the member of the Board of Directors as the premium for effective work as member of the Board of Directors during the whole term of appointment of the member of the Board of Directors;
- **Executive director** - a member of the Board of Directors that is simultaneously a member of the Company's executive board;
- **Compensation** – the money paid to the member of the Board of Directors as reimbursement for expenses, related to performance of functions of the member of the Board of Directors;
- **Accounting period** – the period of time, during which the Board of Directors (members of the Board of Directors) fulfilled its duties.

3.2 Present Regulation uses the following abbreviations:

- **Company, Corporation, Irkut Corporation** – Joint-Stock Company "Scientific - production corporation "Irkut".

4. General provisions

4.1. Present Regulation is developed on the basis and in compliance with the Federal law "On Joint-Stock Companies" and other regulatory acts and establish the amount and procedure of paying rewards and compensations to members of the Board of Directors.

4.2. The decision on paying to the members of the Board of Directors rewards and compensations related to performing the duties of the member of the Board of Directors is passed by General shareholders' meeting.

4.3. The amount of compensations for forthcoming costs to selected members of the Board of Directors is approved by the decision of General shareholders' meeting at the moment they are elected. When submitting for consideration to General shareholders' meeting the draft decision on indemnification of costs, the Board of Directors is guided by Present Regulation. In case when the amount of the expenses incurred by the members of the Board of Directors exceeds the amount of compensations of forthcoming costs approved by the decision of General shareholders' meeting, the General shareholders' meeting has the right to pass the decision to compensate for the adequate costs.

4.4. General shareholders' meeting may pass, if necessary, the decision on building up a fund for paying rewards and compensations to the members of the Board of Directors from net revenues and on the procedure of using its assets.

4.5. The amount of reward to members of the previous Board of Directors is approved by General shareholders' meeting that elects the new Board of Directors, introduced by the Board. When submitting the draft reward decision, the Board of Directors is guided by Present Regulation, terms of agreements between members of the Board of Directors and the Company and actual amount of work performed by members of the Board of Directors in this status.

4.6. The Company pays rewards and compensations by transferring money to a personal account (personal plastic card, or bank card, specially issued for this purpose) or in cash.

4.7. The Company pays rewards and compensations to members of the Board of Directors that signed with the Company a contract on performing the functions of member of the Board of Directors, according to its terms.

4.8. The reward and appointment Committee compiles recommendations on amount of reward and compensation with regard to actual implementation of personal plans of members of the Board of Directors. In case of failure in fulfilling the plan, default or improper fulfillment of decisions of the Board of Directors, the latter's member loses the right to obtain compensation (except for compensation of actual costs, paid from his own assets) and reward.

4.9. According to the legislation on joint-stock companies and securities market, the Company may disclose the information on rewards and compensations paid to the members of the Board of Directors without additional consent of the members of the Board of Directors. The appropriate information can also be published on Web site of the Company.

4.10. The procedure of paying rewards and compensations to the members of the Board of Directors representing there interests of the state and/or municipal areas, is determined with regard to special provisions, regulating activity of civil servants as well as employees of governmental and municipal bodies in commercial organizations.

5. Compensation payment

5.1. The members of the Board of Directors are compensated for costs, related to:

5.1.1. Passage to the place where the meeting of the Board of Directors - at the rate of compensation for air tickets and transport costs valid at the time of holding the meeting that have been set for Vice Presidents of the Company.

5.1.2. Accommodation at the place where the meeting of the Board of Directors - at the rate of compensation for accommodation costs valid at the time of holding the meeting that have been set for Vice Presidents of the Company.

5.1.3. Participation in the meeting of the Board of Directors – in the amount, equal to 250 (Two hundred fifty) USD for each day of the Board of Directors' meeting, in rubles at the Central Bank exchange rate on the payment day.

5.1.4. Participation of members of the Board of Directors in the work of the committee of the Board of Directors – in the amount, equal to 500 (Five hundred) USD per month of the Board of Directors' meeting, in rubles at the Central Bank exchange rate on the payment day.

5.2. The Company pays compensation to members of the Board of Directors:

- For points 5.1.1. and 5.1.2:
  - To members of the Board of Directors that are not external directors of the Company - in case when the meeting is held not in a town where the member of the Board of Directors has his basic place of employment and is accompanied with issuing to a member of the Board of Directors the authority, according to the current legislation, regarding subsistence money;
  - To external directors – according to the procedure of compensations for subsistence money that is in force in the Company – payment is effected within 3 (three) workdays upon submission of the documents that confirm the incurred spending;
  - When the meeting is held in a town where the Company has a corporate hotel of Class 4 to 5, instead of compensation for accommodation the Company provides a room at its hotel. If a member of the Board of Directors refuses accommodation at the Company's hotel, no compensation for his accommodation at some other place is paid.
- For point 5.1.3:
  - Compensation is paid within 3 (three) workdays after the meeting of the Board of Directors, attended by the specific member;
  - Compensation payment for attending the meeting of the Board of Directors is performed according to the registration list forwarded by the Company's Secretary within 3 (three) workdays after the meeting to the financial department;
  - For external director – Chairman of the Board of Directors this compensation is increased by 50% (Fifty percent).
- For point 5.1.4:
  - Compensation is paid monthly, since the next month, in which the member of Board of Directors have been elected the member of the committee, in the period up to the 10th day of the month following the accounting period;
  - As a mandatory term for obtaining compensation a member of the Board of Directors –the committee member - must have the individual committee-related activity plan approved by the committee and the report on results of his activity on the committee in the accounting period;
  - Compensation is paid on the basis of an extract from the minutes of the meeting of the Board of Directors on the members of the formed committees as well as the information on availability and fulfillment of individual activity plan of the committee member that are submitted to the financial department by the Company's Secretary within one month after the committee is formed;
  - This compensation is increased by 50% (Fifty percent) to committee Chairman.

5.3. The company has the right to include compensation payments on points 5.1.1. and 5.1.2 for tax purposes in hospitality costs as specified by the existing legislation.

6. Reward payment

6.1. Rewards to members of the Board of Directors are paid upon results of the period when the elected members of the Board of Directors performed their duties if General shareholders' meeting decides to pay reward to the members of the Board of Directors.

6.2. Achievement of the following results in the Company's activity in the accounting year is the mandatory term for deciding to pay reward to the members of the Board of Directors:

- Company has net revenues to be divided;
- General shareholders' meeting decides to pay dividends on the Company's shares.

6.3. Net revenues are the source of paying reward to the members of the Board of Directors.

6.4. Total amount of rewards paid to the members of the Board of Directors must not exceed 1% of the Company's net revenues in the financial year, earned in the period when the Board of Directors performed its functions.

6.5. Total amount of rewards paid to the members of the Board of Directors must not exceed 5% from the sum allocated for paying dividends to the Company's shareholders.

6.6. The reward to the specific member of the Board of Directors depends on the number of meetings attended by him and effectiveness of his work according to his individual activity plan.

6.7. The following formula is employed as the basic criterion for determining the sum of reward, paid to the members of the Board of Directors:

$$S_i = \frac{d \cdot n_i}{\sum_{i=1}^{x} n_i}, \text{ where}$$

S_i – total reward per one member of the Board of Directors (i – th);

d – the amount, allocated by the General shareholders' meeting for rewards to the members of the Board of Directors;

n_i – the number of meetings attended by member of the Board (i – th), independently of their form, between General shareholders' meetings that make decisions to pay rewards to members of the Board of Directors;

x – the number of members of the Board of Directors to which the reward is paid.

6.8. The Board of Directors has the right to recommend to General shareholders' meeting to pay extra rewards to the members of the Board of Directors for performing special duties on behalf of the Board of Directors.

6.9. The reward to members of the Board of Directors, specified in p. 4.5., is paid within one month following thee General shareholders' meeting that decided to pay rewards to members of the Board of Directors.

6.10. Members of the Board of Directors have the right to refuse the reward, of what they must notify Chairman of the Board of Directors in writing.

APPROVED
By the Board of Directors of
JSC "Scientific-Production
Corporation "Irkut"
Minutes No. 21
of 25 June, 2004 .

REGULATION
OF THE REPRESENTATIVE OFFICE

of JSC "Scientific-Production Corporation "Irkut" in Taganrog

Moscow
2004

Article 1. General provisions.

1.1. The representative office of JSC "Scientific-Production Corporation "Irkut" in Taganrog, hereinafter referred to as "Representative", is established based on the decision of the Board of Director of the JSC Irkut Corporation, hereinafter referred to as "Corporation" (the minutes №21 on June, 25, 2004) accordingly to the Charter of the Corporation.

JSC "Corporation "Irkut" is registered on 13 October 1992 in the Registration office of Irkutsk Authority, state registration certificate of legal entity series IRP-P No. 1177.

1.2. The location of the Corporation office is building 1, 13 Novoalekseyevskaya str. Moscow, 129626 Russia.

1.3. The representative office of JSC "Corporation "Irkut" in Taganrog, hereinafter referred to as "Representative", acts observing the requirements of the Russian Federation legislation, Irkut Corporation Charter, decrees, arrangements of the Corporation CEO and present Regulation.

1.4. With purpose to realize the project Be—200, the Representative performs its activity exactly in accordance with the directions of the Head of the Directorate of Be-200

1.5. The location of the Representative is 16, Shmidta str., Taganrog, Rostov region, 347922, Russian Federation.

1.6. The Representative is solitary subdivision of the Corporation, located outside of the place of registration of the Corporation, and performs activity in the interests of the Program Be-200.

1.7. The Representative was established without setting a termination date.

Article 2. Goals of the Representative

The Representative performs the following main functions:

2.1. Provide observance of the Russian Federation legislation, fulfillment of the decision of the Corporation Management Bodies in the process of performing its activities.

2.2. Observance of the Corporation interests of planning and realization of the production, commercial and external economic links.

Article 3. Main functions.

3.1. Fulfills the following functions of the Corporation:

3.1.1. Performs:

- collection, processing and analysis of the marketing, business, finance, science technical and other information, necessary to provide the main activity of the Corporation;
- finance, investment, marketing and scientific and technical analysis of the programs, projects and contracts;
- development of the advertising projects;
- accompaniment of the fulfillment of the contracts between the Corporation and JSC OJSC "TANTK of Beriev" and CJSC "BETA AIR" during all period of validity of the agreements (Contracts) of the Project Be-200, including preparation of the additional agreements for them;
- monitoring and controlling of fulfillment of the plan-schedules of the work progress to realize the Project Be-200;
- assistance in realization of the strategy and policy of the Corporation;
- preparation of the reporting and information documentation of the project Be-200;
- studying customers' requirements of the systems and equipment of the aircraft Be-200 of different modifications, and also working up their realization in cooperation with OJSC "TANTK of Beriev".
- represents and protects by order of the Corporation its interests: in courts of general jurisdictions, arbitrary courts and private arbitration of the Russian Federation; in courts of the foreign states and in international courts; in the government federal and regional authority bodies of the Russian Federation; in the ministers and agencies of he Russian Federation and other analog organizations; in commercial and non-profit organizations of the Russian Federation, including in authorized banks; in the foreign companies, international organizations and their representative offices; in other organizations.

3.1.2. Provides:

- usage of the legal means, by the order of the Corporation, for the finance management of he programs, projects and contracts in the market conditions;
- observance of the contract and finance discipline behaving with the partners;
- protection of the intellectual property of the Corporation;
- coordination of the activities of the invited expert and consulting organizations;
- keeping accounting and documents circulation in accordance to the standards of the Corporation;
- performing actions to protect state secrets and commercial classified information, and other confidential information;
- requirements fulfillment of the normative document, approved by the Government of the Russian federation, to provide protection of the information consisting of the state secrets, in the work fulfillment process, which are related to the mentioned information;
- conduction of the business meeting with the accomplices and potential customers in Taganrog on the question of the production and commercial activities of the Corporation;
- preparation of the reporting information about the project fulfillment progress Be-200 for the Corporation Management;
- necessary assistance for specialists of the Corporation being on business trip in Taganrog.

3.2. Takes part in, by the order of the Corporation

- development of the investment, innovation, marketing, science-technical and other commercial programs;
- science and technical and economical expertise of the programs and projects.

3.3. The functions of the Representative may be added and corrected in the case of changing the conditions and tasks of the realization of the joint project Be-200.

Article 4. Legal Status and property of the Representative.

4.1. The representative is the structure subdivision of the Corporation, situated outside of the location of the Corporation, and administratively reports to the CEO of the Corporation, and operatively and functionally reports to the Director of the Administration of Be-200.

4.2. The Representative is not a juridical person.

4.3. The Representative keeps its own separate balance, which is a constituent part of the Corporation balance.

4.4. Property and assets of the Representative are formed from the assets, fixed for the Representative accordingly to the decision of Corporation.

4.5. Property, registered at the balance of the Representative is the property of the Corporation.

4.6. The Corporation is fully responsible for all obligations arisen in the result of the economical activity of the Representative.

4.7. To organize and perform the activity of the Representative, Corporation opens accounts in a bank in accordance with the established by the law order.

4.8. Representative performs its activity accordingly to the budget of the Representative, approved by the CEO of the Corporation in the context of the budget of the Administration Be-200.

4.9. Manager of the Representative reports about the activity of the Representative to the CEO of the Corporation and the Director of the Administration Be-200. The Representative, in its activity, is directed by the instruction of the Corporation CEO and Director of the Administration Be-200.

4.10. Representative has seal, stamps, and forms of the Representative and its belongings to the Corporation.

4.11. Corporation in the person of the Administration of the Be-200 provides to the Representative executive independence in performing the fixed functions.

4.12. Job descriptions of the Representative staff is developed by the manager of the Representative, are coordinated by the managers of the corresponding services of the Corporation, by the Director of the Administration of Be-200, and are approved by the Corporation CEO .

4.13. The Manager of the Representative acts under the given power of attorney.

Article 5. Interactions between the Representative and the Corporation.

5.1. In order to fulfill its duties, the Representative performs administration and economical and financial function of the Corporation in the context and on conditions, established by the Corporation.

5.2. The tasks, the Representative is responsible to the Corporation, consist of:
- performing functions, established in the article 3.1 of the present Regulation;
- purposed usage of the finance, given by the Corporation to fulfill tasks, projects and contracts by the Representative;
- maintenance of the property of the Representative in up state.

5.3. Relationship of the Corporation and the Representative on the subject of the fulfillment of the production tasks is based on the present Regulation, and other normative documentation, decrees and arrangements of the Corporation managements.

5.4. In order to fulfill the production tasks, mentioned in the present Regulation, the Representative has right to negotiate economical contracts on behalf of the Corporation in the context of its activity.

5.5. The current financing of the main activity of the Representative to fulfill the production tasks, is done in the limits of the amount, given to the Representative accordingly to the finance schedule.

Article 6. Managing of the Representative

6.1. The Manager of the Representative directs of the work of the Representative, appointed and displaced by the Corporation CEO.

6.2. Rights, duties and responsibility of the Manager of the Representative are determined by the present Regulation and Contract, signed by the Corporation and the Manager of the Representative.

6.3. Manager of the Representative organizes the work of the specialists of the Representative accordingly to the present Regulation and the job descriptions of the personnel of the Representative.

6.4. Authorities of the Manager of the Representative :

- to perform his activity exactly correspondingly to the decrees and instructions of the management of the Corporation and instructions of the Director of the Administration of the Be-200;
- in the exceptional cases, Manager of the Representative has right to deviate from the instructions of the Director of the Administration of the Be-200, if, accordingly to the circumstances, it is needed for the sake of the Corporation and the Manager of the Representative had no chance to prior require the Director of the Administration of the Be-200. Manager of the Representative must immediately inform the Director of the Administration of the Be-200 about committed deviations, as soon as the notification is possible;
- The Manager of the Representative has right to delegate fulfillment of the instruction of the Director of the Administration of the Be-200 to another official of the Representative. However, the Manager of the Representative is responsible for the actions of the official, whom he delegated his authorities;
- Acts, under the power of attorney, on behalf of the Corporation in the limits of the authorities, given by the Power of attorney, present Regulation and the decisions of the Corporation CEO;
- performs operative management of the current activity of the Representative accordingly to the approved by the Company plans;
- deals with the property of the Representative taking into account the limits, established by the present Regulation;
- conducts deals on behalf of the Company in the context of the present Regulation ;
- provides the fulfillment of the production tasks, approved by the Corporation;
- controls of using of the allocated by the Corporation resources, accordingly to the programs approved by the CEO of the Corporation;

- coordinates with the Director of the Administration of the Be-200 the candidacies to hire in the staff of the Representative and fare from it;
- issues decrees and arrangements of the Representative, gives instructions, approved papers of the production and other character, which are obligatory to all employers of the Representative, signs finance and other papers The Representative, gives the powers of attorney to the employers of the Representative in the limits of his authorities;
- performs other actions, which are necessary to achieve the tasks and purpose of the Corporation.

6.5. The Manager of the Representative has no right to commit deals with the property without prior agreement of the Administration of the Be-200.

6.6. The Manager of the Representative must:

6.6.1. Immediately inform the Director of the Administration of the Be-200, on his demand, about all information of the perform works, performing actual and juridical actions.

6.6.2. Without delay, give to the Director of the Administration of the Be-200 all documentation and materials of the performed works, fulfillment of the actual and juridical actions.

6.6.3. Performing other duties, which correspond to the present Regulation, is entrusted to the Manager of the Representative.

6.7. Decrees and the arrangements of the manager of the Representative in the limits of his authorities must be fulfilled by all employers of the Representative.

Article 7. Rights of the Representative.

Representative has right:

7.1. Organize and take part in the negotiations, technical and business meetings on the project of the Be-200 in the interest of the Corporation by the order of the management of the Corporation.

7.2. Inquire and receive the necessary information from the structure subdivisions of the Corporation to fulfill successfully the present Regulation.

7.3. Give prepositions to improve the structure of the management and list of members of staff of the Representative.

7.4. Be in correspondence in the interests of the development of the main functions and solving the main tasks, defined by the present Regulation and main directions of the activities of the Corporation.

7.5. Receive the instruction documentation to fulfill the functions of the Representative.

Article 8. Responsibility.

8.1. The Manager of the Representative accounts for personal, civil liability, liability for breakage, and disciplinary liability for non-fulfillment of the present Regulation, for non-observance of the commercial classified information and non-realization of the plans of the Corporation, in part that concerns him, and also damnification for the Corporation.

8.2. Specialists of the Representative are responsible for the fulfillment of the respective entrusted tasks and functions accordingly to the Legislation of the RF, and also the present Regulation, jobs descriptions, orders, arrangements and errands of the management of the Corporation, the Director of the Administration of the Be-200 and the manager of the Representative.

Article 9. Accounting and reporting.

9.1. The Representative performs keeping management accounts, business accounts, tax accounts, documents circulation, regular and purposed (on demand) accounts based on the instructions, decrees, arrangements of the correspondent officials of the Corporation issued in the limits of their authority approved by the Corporation.

9.2. Registration and storage of the papers of the Representative is organized in accordance with the current legislation of the Russian Federation and the orders of the empowered officials of the Corporation.

9.3. By the order of the Corporation and of the behalf of the Corporation, the Representative provides paying all taxes and duties in its location in the accordance with the procedure established by the current legislation of the Russian Federation.

9.4. Responsibility, timely giving of the reports to the CEO, the Director of the Administration of the Be-200 and other departments of the Corporation is entrusted to the manager of the Representative.

Article 10. Closing down and reorganization of the Representative.

10.1. The activity of the Representative is closed down by the decision of the Board of Directors of the Corporation.

10.2. Property remained after the closing down of the Representative, goes to the disposal of the Corporation.

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

REGULATION OF PRESIDENT

of Joint-Stock Company
"Scientific - production corporation "Irkut"
(wording of 2004)

Moscow
2004

1. General provisions

1.1. Present Regulation defines procedure of appointment and dismissal, status, and authority of the individual executive body of Joint-Stock Company "Corporation "Irkut" (hereinafter referred to as Corporation, Company).

1.2. The President acts as the individual executive body of the Company.

1.3. The President is responsible to General shareholders' meeting and Board of directors of the Company.

1.4. The President acts as the standing management body of the Company, whose sole objective is to perform management of current activity of the Company with the purpose of maintaining profitability and competitiveness of the Company, its financial and economic stability, providing the rights of the shareholders and social warranties to staff of the Company. The president shall aid in increasing capitalization of the Company and provide annual earnings, divided according to the procedure, specified by the Company's Charter and internal regulations.

1.5. The Company concludes a contract with President for the period specified by the Company's Charter. The Contract specifies President's rights and duties in managing current activity of the Company as well as terms of his work and social guarantees. The Contract is signed by the Chairman of the Board of Directors of the Company on behalf of the Company.

1.6. Holding by the president any positions on management bodies of other companies is allowed only by approbation of the Board of Directors of the Company.

1.7. Present Regulation is approved by the Company's General shareholders' meeting. The Regulation is developed in compliance to the current legislation of the Russian Federation on the basis of the Company's Charter. The Regulation is the internal regulatory document that is binding for all shareholders and corporate management authorities.

2. President's Executive Discretion.

2.1. The president is guided in his activity by the current Russian legislation, the Company's Charter, present Regulation and other Corporate regulations as regards the President's discretion.

2.2. The President's executive discretion is determined by Cluase 20 of the Company's Charter.

2.3. According to the Company's Charter, presidential executive discretion embraces all issues concerned with current management of the Company's business, except for the issues referred by the Company's Charter to discretion of collective executive board (Board of Directors) of the Company.

3. President's Duties.

3.1. The President shall act honestly and reasonably in the interests of the Company.

3.2. The President must:

- To counteract to extraneous influence that is aiming to provoke him on actions or acceptance of the decisions to the detriment of to interests of interests of the Company and its partners;
- To bring to the notice of the Board of Directors, the Auditing Committee and Auditor of Company the information: about the legal persons, in which he holds independently or together with affiliated person (persons) 20 % (Twenty) or more percent of the voting shares (stakes, quotas); about the legal persons, in management bodies of which he holds some positions; about the committed or reputed bargains, known to him, where he can be considered the interested person;
- To arrange for protection of the confidential information about the Company, and also not to use such information in his interests or interests of other persons that have been not granted access to these data;
- To take into account legal interests and rights of the interested persons: employees of the Company, contractors, the states and municipal entities as well as the influence of his decisions on the status of the population on operational territories of the Company and its branches, while performing any actions to provide effective work of the Company;
- To maintain the atmosphere of interest of staff in effective work of the Company by organization of development and practical application of systems of incentives and compensation of employees' work;
- To organize and hold regular meetings with the Company's managers of different levels while discussing decisions to be made that will directly affect the staff's labor conditions and remuneration.

4. Formation of personal executive body of Company.

4.1. President of the Company is elected by the General meeting of the Company's shareholders by majority of votes of owners of voting shares attending the meeting.

4.2. President of the Company may be a Russian citizen (including non-shareholders) that is legally capable to hold certain positions or engage in certain activity, having a university degree and at least 5 (Five) years experience on executive positions.

4.3. Persons, indicated in Clause 53 of the Federal law "On Joint-Stock Companies" are entitled within 60 (Sixty) upon termination of financial year to submit one nomination for the post of President of the Company.

4.4. The nomination is made in writing to the Company's Board of Directors and it shall contain the following data, regarding the nominee:

• First name, second name, family name;

• Date of birth;

• Amount and categories of shares of Irkut Corporation owned by him;

• Copies of education certificates of the nominee;

• Extract from the nominee's service record, specifying the positions held during the last 5 (Five) career years, certified at the last place of employment;

• Written consent of the nominee to ballot for the post of President of the Company.

4.5. The proposal of the nominee of the post of President is send by a registered letter to the Company's address.

4.6. The Company's Board of Directors shall consider the submitted proposals and make a decision to include the suggested nominees in the slate or reject the proposals within 5 (five) workdays upon the term, established by paragraph 1 of point 14.1 of the Corporate Charter.

5. President's Term of Office.

5.1. President of the Company is elected by General meeting of the shareholders of the Company for the period of 3 (Three) years - from the date of General meeting of the shareholders of the Company, at which he was elected, till the date of the third successive annual General meeting of the shareholders (further referred to as "The Date of the Third Meeting ") - and can be ahead of schedule withdrawn or re-appointed for the next term for an unrestricted number of terms. In case, when 3 (Three) calendar years from the date of election of President of the Company expire before the Date of the Third Meeting, his powers of President of the Company are automatically prolonged till the date.

5.2. The term of office of President of the Company is counted off from the date he is elected by General meeting of the shareholders of the Company.

6. Suspension and Termination of President's Powers

6.1. The powers of President of the Company are terminated at the moment when his term of office expires according to the Corporate Charter.

6.2. The powers of President of the Company may be suspended by a decision of the Company's Board of Directors on the following grounds:

• Failure to observe the requirements of the Corporate Charter, decisions of General meeting and the Company's Board of Directors;

• Violation of terms of the Presidential Contract;

• Commit actions (inactions) that resulted in consequences, unfavorable for the Company;

• Enforcement of a verdict that envisages bringing President of the Company to trial;

• In the instance when President of the Company is elected (appointed) to some elective or other governmental office on continuing basis.

6.3. Simultaneously with the decision on suspending the powers of President of the Company, the Company's Board of Directors shall appoint a provisional personal executive (President) of the Company and decide to hold an extraordinary General meeting of the Company's shareholders to consider the issue of pre-term termination of the powers of President of the Company and election of the new President of the Company.

6. Rewards to President

7.1. President of the Company is entitled for his work, in addition to his official salary, to receive a reward.

7.2. The procedure and amount of reward payment is stipulated by his Contract with the Company.

8. President's Responsibility

8.1. President of the Company is liable before the Company for the losses caused to the Company by his actus reus (inactivity), if other basis and size of the responsibility are not established by the federal acts.

8.2. In the process of defining the basis and scope of liability of the President of the Company, typical conditions of business intercourse as well as other circumstances relevant for the business should be taken into account.

8.3. The Company or shareholder (shareholders) possessing in aggregate not less than 1 % (One) percent of the floated common shares of Company, has the right to address to court with the claim to President of the Company for payment of damages caused to the Company, in case President of the Company causes the losses to Company by actus reus (inactivity).

8.4. President of the Company bears personal responsibility for providing protection of the state secrets, used by the Company, functioning of the information security system (ISS) and neutralization of foreign industrial intelligence services (NFIIS).

9. President's Accountability.

9.1. President of the Company shall provide the Board of Directors of the Company with the following information:

• On the planned business policy and other basic issues of business planning – at least once per year, except for the occasions, when the changed situation requires immediate correction of the planned policy;

• On the Company's situation that may have important consequences for its financial status as well as on the situation in the organizations, associated with the Company, that may seriously affect the Company's status – as the corresponding circumstances may occur;

• On the deals that go beyond the scope of President of the Company – as the need may arise to make them;

• On the issues, related to the Company's business that should be considered by the Board of Directors of the Company or General shareholders' meeting or that might result in such a decision – as they may arise.

9.2. President shall submit reports on the Company's business activity as well as the balance sheet, income statement account and other documents, specified by governmental statistic standards, to the Board of Directors of the Company:

• For each past financial year – within the period, specified by the Standing Orders on General meeting of shareholders;

• For each quarter – within 15 (Fifteen) days after the respective quarter ends;

• For the whole term of activity of the executive – within 30 (Thirty) days before his term of office expires.

9.3. President shall submit to the Board of Directors of the Company on all issues, concerned with the Company's business at the request by the Board of Directors of the Company.

The request is made in the written form and submitted to President of the Company. The latter shall order within 3 (Three) working days after receiving such an inquiry to prepare the requested information. The terms of its preparation are established by President of the Company independently and reported to Chairman of the Board of Directors of the Company.

9.4. The submitted reports should be compiled according to principles of bona fides and reliability. Their compilation procedure is regulated by orders of the Board of Directors of the Company or arrangement between the person that request the information and the persons that provide it. All reports shall be signed by the persons that compile them and President of the Company.

10. Procedure for approving and amending the REGULATION of President

10.1. This Regulation is approved by General meeting of the Company's shareholders.

10.2. This Regulation and all amendments and modifications to it are effective since the moment they are approved by General meeting of the Company's shareholders.

10.3. If, as a result of changes in legal and regulatory acts of the Russian F ederation specific clauses of this Regulation contradict to legal acts, they become invalid and until the moment of amending this Regulation of President of the Company is guided by legal acts of the Russian Federation

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 16 of 30 March 2003

Chairman of the General shareholders' meeting

____________________ **/Bezverkhniy V.B./**

REGULATION
OF AUDITING COMMITTEE
of the Joint-Stock Company
"Scientific - production corporation "Irkut"
(wording of 2003)

Moscow
2003

1. General provisions

1.1. Auditing Committee of Company is an inspection body of the financial and economic activity of the JSC «Scientific-Production Corporation «Irkut» (hereinafter referred to as «Company»).

1.2. The activity of the Auditing Committee of Company is regulated by the RF legislation, the Company's Charter and Present Regulation.

1.3. The terms of reference of Auditing Committee of the Company are defined by the Federal Law of 26.12.95 № 208-FL «On joint-stock companies », the Company's Charter and Present Regulation.

2. Election of members of the Auditing Committee of Company and anticipatory cancellation of their authorities

2.1. Auditing Committee of Company consists of 5 (Five) members.

Auditing Committee of Company is elected during an annual General meeting of shareholders according to the provision of the Present Regulation and General shareholders' meeting Regulation of the Company by the simple majority of votes.

Shares possessed by the members of the Board of Directors of the Company or members of the executive bodies of Company, shall not take part in the voting on the election of the members of Auditing Committee of Company.

2.3. Nomination of candidates for the Auditing Committee of Company and voting upon candidates shall be performed in accordance with the General shareholders' meeting Regulation.

2.4. General meeting of shareholders is entitled to cancel the authorities of individual members or the entire membership of the Auditing Committee before the expiry date according to the following grounds:

failure to fulfill the requirements of the Regulations of Company, the Provisions, decisions of the General meeting of shareholders of Company and Board of Directors of Company;

conduct (negligence) causing negative consequences for Company;

coming into effect of a sentence of the court convicting the members of the Auditing Committee of Company (except for the cases of conditional conviction and delay of the serving of a sentence) to the deprivation of liberty, correctional labour not according to the place of employment or other punishment which excludes the possibility to continue the work;

2.5. In cases when the number of members of the Auditing Committee of Company becomes less than half the number, provided by this Regulation or the decision of the General meeting of shareholders of Company, the authorities of the entire membership of Auditing Committee of Company shall be cancelled, the Board of Directors of Company shall convoke an extraordinary General meeting of shareholders for the election of the new membership of the Auditing Committee of Company. The residuary members of Auditing Committee of Company shall perform their duties till the new membership of the Auditing Committee is elected during the extraordinary General meeting of shareholders.

In the case of an anticipatory cancellation of the authorities of the Auditing Committee entire membership, the commission chairman is obliged to submit a report of the work carried out to the Board of Directors of Company.

If during the period of validity of the authorities a member of the Auditing Committee of Company cancels his functions, he shall notify in writing the Board of Directors about it 1 (One) month before the cancellation of his functions in the Auditing Committee of Company.

3. Membership of the Auditing Committee of Company

3.1. A shareholder, as well as other person nominated by shareholders may be a member of the Auditing Committee.

3.1.1. Members of the Auditing Committee of Company shall not be members of the Board of Directors of Company at the same time, and hold other positions in the controlling bodies of Company.

3.2. During the first meeting of Auditing Committee of Company a Chairman of the Auditing Committee of Company shall be elected by the majority of votes of the elected members of Auditing Committee of Company.

3.2.1. Chairman of the Auditing Committee of Company shall:

convoke and hold meetings;

organize the activity of the Auditing Committee of Company;

represent Auditing Committee of Company on the meetings of the Board of Directors of Company and on the general meeting of shareholders of Company;

sign documents, including minutes of meetings on the behalf of the Auditing Committee of Company.

In the case of absence of the Chairman of the Auditing Committee of Company his functions shall be carried out by a member of Auditing Committee of Company upon a decision of the majority of members of Auditing Committee of Company assisting at the meeting.

3.3. Upon a decision of the General meeting of shareholders of Company, members of the Auditing Committee of Company can be remunerated and/or expenses, arising from the fulfillment of their duties, reimbursed during the period of their fulfillment of duties. Amount of such remuneration and reimbursement shall be established upon a decision of the General meeting of shareholders of Company.

3.4. If the position of Chairman of the Auditing Committee of Company becomes vacant and he is a member of Company, he shall be relieved from fulfillment of duties on the position earlier held for the period of authorities. At the expiration of the period of authorities Company is obliged to place him in a job according to the Labour Code of Russian Federation.

4. Duties of Auditing Committee of Company

4.1. Auditing Committee of Company is obliged:

- to submit results of the inspections (auditing) carried out to the Board of Directors of Company and the individual executive body in the form of opinion or statement;
- to confirm the reliability of information contained in the reports and other financial documentation of Company;
- to keep the commercial classified information, not to disclose confidential information accessible for the members of Auditing Committee of Company at the fulfillment of their duties;
- to reflect in the statements the revealed violations of the normative legal acts, Regulations, Provisions, standards and directions of Company by the employees and officials of Company;
- to carry out the auditing of the financial and economic activity of Company upon the annual results of activity of Company and in any time upon an initiative of persons, stipulated in the Clause 5.5 of the Regulation;
- to submit, at least once a quarter, the results of inspections (auditing) to the Board of Directors of Company and the sole executive body of Company.

5. Procedure of the Auditing Committee activity

5.1. Auditing Committee of Company shall resolve all the matters during the meetings. Meetings of the Auditing Committee of Company shall be held according to the established schedule, and before the beginning of inspection or auditing and on their completion for the discussion of results, at least once in 2 (Two) months.

Any member of the Auditing Committee of Company is entitled to demand the convening of meeting of commission of Company in the event of revelation of violations requiring immediate decision of the Auditing Committee of Company. In such case a member of the Auditing Committee of Company shall send a written request of the convening of meeting of commission to the Chairman of the Auditing Committee with description of revealed violations, requiring the decision of the Auditing Committee of Company. During 5 (Five) workdays after the receipt of request the Chairman of Auditing Committee of Company shall convoke a meeting of the Auditing Committee of Company.

A meeting of the Auditing Committee of Company is considered legal if it is assisted by not less than half of its members.

All the members of the Auditing Committee of Company have equal rights.

Meetings of the Auditing Committee of Company are held in the form of joint presence of the members of Auditing Committee of Company for the discussion of items of agenda and making of decisions upon items put to the vote.

Statements and opinions of the Auditing Committee of Company shall be taken by the simple majority of votes of its members.

In the event of disagreement with the content of Statement or Opinion of the Auditing Committee of Company, any member is entitled to demand to record it in the Minutes of meeting as a separate opinion and to notify the Board of Directors of Company about it.

5.4. Auditing Committee of Company shall keep the detailed minutes of meetings with application of all the documents, opinions, discussions and statements, separate opinions of individual members of the Auditing Committee of Company.

Minutes of meeting of the Auditing Committee of Company shall be drawn up within 3 (Three) days after it was held. The minutes shall stipulate:

agenda of the meeting;

time and place of meeting of Auditing Committee of Company;

persons assisting at the meeting;

persons having separate opinions upon the statements approved;

items of agenda put to the vote and results of the voting;

statements accepted.

5.5. Auditing Committee of Company performs its activity in the form of inspections (auditing) of the financial and economic activity of Company during a year upon:

initiative of Auditing Committee of Company;

decision of General meeting of shareholders of Company;

decision of the Board of Directors of Company;

demand of shareholder (-s) of Company possessing (in aggregate) not less than 10% (Ten percent) of the voting shares of Company according to procedure, established in the Section 6 of the Regulation.

5.6. Auditing Committee of Company shall carry out inspections of financial and economic activity in the following order:

auditing of any financial documentation of Company and statements of the commission of Company on the inventory of property;

comparison of the stipulated documents data with the data of the primary business accounting;

inspections of the state of funds and property of Company;

analysis of minutes of meetings of all the bodies of Company;

other actions in the scope of authority of the Auditing Committee of Company with the assistance of any specialists, including employees of Company, in inspections of separate matters of financial and economic activity.

5.7. During inspections (auditing) controlling bodies, all the officials and employees of Company are obliged to provide necessary assistance for Auditing Committee, to submit all the necessary timely information and documentation and to provide conditions for its work.

The stipulated information and documentation shall be submitted in Auditing Committee of Company within 5 (Five) days after the written demand of the respective section or official. In the event of failure to fulfill the requirements of the Article, the Auditing Committee of Company is obliged to notify the Board of Directors and the executive body of Company about it.

5.8. Auditing Committee according to the results of inspection of financial and economic activity of Company shall draw up an Opinion containing:

confirmation of the reliable information contained in the reports and other financial documentation of Company;

information about the revealed violations of the business accounting and accountability procedures, established by the legal acts of Russian Federation, and RF legal acts in case financial and economic activity.

5.9. The Opinion of the Auditing Committee shall be sent to the Board of Directors of Company in the covering letter, containing the following information:

conclusion on the complying with or violation of legislation, normative legal acts, Regulations of Company and other inside documents;

refusals to submit information (documents and materials);

information about the requirements of the Auditing Committee of Company on the convening of meetings of the Board of Directors and extraordinary General meeting of shareholders of Company;

description of the violations of legislation, normative legal acts, Regulations, Provisions, standards and directions of Company by the employees of Company and officials;

information about the specialists involved in the work of the Auditing Committee of Company and list of matters considered by them.

The Opinion of the Auditing Committee of Company upon the results of inspection of the financial and economic activity of Company during the year shall be sent to the Board of Directors of Company in the c covering letter within 40 (Forty) days before the date of the annual General meeting of shareholders.

5.10. The Chairman of the Auditing Committee of Company shall provide keeping of the following documents:

inspection reports;

opinions;

request for inspection to be carried out;

refusals of Auditing Committee of Company to carry out an inspection (auditing);

written refusals of officials of Company to submit information;

minutes of meetings of the Auditing Committee of Company.

6. Procedure of giving the request for an inspection of financial and economic activity of Company

6.1. Inspection (auditing) of the financial and economic activity of Company shall be carried out upon the results of the activity of Company during the year, and in any time upon the demand of persons, stipulated in the Clause 5.5 of the Regulation.

6.2. Inspection (auditing) may be carried out upon an initiative of any member (-s) of the Auditing Committee of Company according to written or oral request on the meeting of Auditing Committee of Company. Auditing Committee of Company shall take a decision upon the results of discussion of such statement.

6.3. Other initiators of an inspection (auditing), except for those stipulated in Clause 6.2 of the Regulation, shall submit to the Auditing Committee of Company a written request containing:

when an inspection is initiated by the General meeting of shareholders of Company – an extract from the Minutes of the General meeting of shareholders, duly drawn up;

when an inspection is initiated by the Board of Directors of Company – an extract from the Minutes of the meeting of the Board of Directors, duly drawn up;

when an inspection is initiated by shareholder (-s) – Name of shareholder (-s), information concerning the shares possessed by him (them) (quantity, category, class); motives of such request. A request shall be signed by a shareholder. In case if an initiative is issued by shareholders – juridical persons, the signature of a juridical person' s representative, acting in accordance with the Regulations without letter of attorney, shall be certified by the seal of such juridical person. If the request is signed by the representative of a juridical person, acting on his behalf according to the letter of attorney, the letter of attorney shall be submitted with the request.

6.4. Auditing Committee of Company shall take a decision concerning an inspection (auditing) of the financial and economic activity of Company or give a motivated refusal from such inspection within 5 (Five) workdays since such request was submitted. The date when a request was submitted is a date when it was received by Company. At that, the inspection time shall not exceed 1 (One) month since the date when decision concerning such inspection (auditing) was taken, and may be prolonged by a decision of the Auditing Committee of Company.

6.5. Reasons for refusal from inspection (auditing) by the Auditing Committee:

shareholder (-s) requesting inspection do not possess the necessary quantity of the voting shares;

absence of information stipulated in the Clause 6.3 of the Regulation in the request;

an inspection (auditing) was carried out and an Opinion was drawn up by the Auditing Committee in regard of the motives for the requested inspection (auditing);

a request does not correspond to the legislation and normative and legal acts of Russian Federation.

6.6. An Opinion of the Auditing Committee of Company drawn up upon the results of inspection, carried out upon the initiative of persons stipulated in the Clause 6.3 of the Regulation, shall be submitted to such persons within 3 (Three) days since the date it was drawn up.

7. Procedure of giving the request for the convening of an extraordinary General meeting of shareholders of Company and / or meeting of the Board of Directors of Company

7.1. Request for the convening of an extraordinary General meeting of shareholders of Company and/or meeting of the Board of Directors of Company shall be approved by the majority of votes of the present members of Auditing Committee. The request shall be signed by the Chairman of the Auditing Committee of Company.

7.2. Request of the Auditing Committee for the convening of an extraordinary General meeting of shareholders and/or meeting of the Board of Directors shall be sent to the address of Company by a registered letter with a receipt notice.

The date of request for the convening of an extraordinary General meeting of shareholders of Company and/or meeting of the Board of Directors of Company is the date it was received by Company. The request shall contain:

the wording of the items of agenda of the General meeting of shareholders (meeting of the Board of Directors of Company);

clearly reasoned motives for the convening of an extraordinary General meeting of shareholders of Company and/or meeting of the Board of Directors of Company;

the form of an extraordinary General meeting of shareholders of Company and/or meeting of the Board of Directors of Company.

Moreover, the request may contain wordings of decisions taken in regard of the items of agenda of the General meeting of shareholders (meeting of the Board of Directors of Company).

8. 8. Procedure of approval and making amendments to the Regulation about the Auditing Committee of Company

8.1 Regulation of the Auditing Committee of Company shall be approved by the General meeting of shareholders of Company.

8.2. Proposals of amendments and supplements to the Regulation or approval of Regulation in the new wording shall be issued and accepted in accordance with the procedure established by the Regulation of the General meeting of shareholders of Company as proposals of items of agenda of the General meeting of shareholders.

8.3. Regulation and all the amendments and supplements introduced come into effect since they were approved on the General meeting of shareholders of Company.

8.4. If, as a result of amending the legal and normative acts of Russian Federation, separate articles of the Regulation contradict the legal acts, they forfeit their effect and till the moment of amending such Regulation the members of the Auditing Committee shall comply with the legal acts of Russian Federation.

Information on date and circumstances of the latest placement of the Company's securities.

On 2 December 2003 the Shareholders of the Company at a extraordinary General Shareholders' Meeting approved the increase of the Company's authorized capital from 791,051,875 shares to 878,946,528 shares and the issuance of 87,894,653 additional shares via closed subscription.

On 6 February 2004 the Federal Commission for the Securities Market (FCSM of Russia) registered the Decision of additional share issue and the offering circular (prospectus).

On 26 March 2004 placement of Irkut Corporation shares was held. The shares were offered by the Company's certain shareholders for sale in the territory of the Russian Federation and outside the territory of the Russian Federation and the USA to certain investors, according to Regulation S.

Joint Stock Commercial Bank "MDM Bank" and Credit Suisse First Boston acted as the underwriters of the placement.

Since the certain regulations of Russian law are in force, the Company could not sell 87,894,653 additional shares immediately on the Placement. In order that the Company can participate in the Placement, "Oditers" Ltd , being one of the selling shareholders, agreed on loan terms to render the Shares, which were sold within the frameworks of the Placement.

Total volume of placed shares, including borrowed shares is 204,754,653 shares. Price of placed share is 0.62 US dollars per share.

In according to the RF legislation, the Company's shareholders, voted on 2 December 2003 at the General shareholders' Meeting against placement of additional shares via closed subscription, and the shareholders, who did not participate in the voting, had pre-empty right to buy-out additional shares in the number, proportional to the number of shares, belonging to them.

Term of realization by the shareholders of their pre-empty right is 45 days from the moment of sending to them the relevant notification from the Company.

Total volume of shares, bought out by the shareholders on realization of their pre-empty right, is 728,019 shares.

Additional shares in the number of 87,166,634 were returned to the Company's shareholder – "Oditers" Ltd.

On 2 June 2004 Federal Service for the Financial Markets registered the of the additional share issue report in the number of 87,894,653 shares.

Therefore, as a result of Additional shares placement, the Company attracted 1,474,872,277 rubles, and the Company's authorized capital increased from 2,373,155,625 rubles to 2,636,839,584 rubles.

Information on shareholders of JSC "Scientific-production corporation "Irkut", appearing as legal residence of US

N п/п	Nominee	Owner					% of Share capital	Shares acquisition circumstances
		Name	Registration certificate	Legal Address	Mail Address	Quantity		
1	"ING BANK EURASIA" (Closed Joint Stock Company)	1. CIBC World Markets Corporation	№ 0839756 30.05.96, provided by Office of the Secretary of State (State Delaware)	10016 417 5th Ave., New York NY , USA	123022 Moscow, Krasnaya Presnya st, 31	770 585	0,088	Shares were bought on the secondary market
		2. BROWN BROTHERS HARRIMAN AND CO	No Number provided by 03.06.2002 Banking Department, New York City	59 Wall Street, New York, New York 10005	123022 Moscow, Krasnaya Presnya st, 31	806 452	0,092	Shares were bought on the secondary market
2	"Citibank" (Closed Joint Stock Company)	3. Goldman Sachs & Co.	№ F941202000290 от 03.01.1927, State Department, NY	85 Broad Street, New York, 10004 USA	125047 Moscow, Gasheka st., 8-10, CJSC "Citibank", Securities management department	4 750 000	0,54	Shares were bought on the secondary market
		4. Bear Stewards Securities Corp.	Registered under the law of Delaware, USA, 10.07.91 Office of state Secretary. Registered number is not applicable	1 Metrotech Centrc, Brooklyn N.Y. 11201 USA	125047 Moscow, Gasheka st, 8-10, " CJSC"Citibank" Securities management department	2 050 000	0,23	Shares were bought on the secondary market

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

BOARD OF DIRECTORS' REGULATION

Of joint-Stock Company
"Scientific - production corporation "Irkut"
(wording of 2004)

Moscow
2004

1. General provisions

Clause1. Board of directors' regulation

The Board of directors' Regulation (herein after referred to as «the Regulation»), in accordance with the Civil Code of RF, Federal law «On joint stock companies», and the Charter of Joint-Stock Company "Scientific - production corporation "Irkut" determine the activities of the Board of directors of Joint-Stock Company "Scientific - production corporation "Irkut" (herein after referred to as «the Company».

Clause 2. Terms and definitions

1. Terms and definitions used in the Regulation are applied in the meaning they are used in the Russian legislation on Joint-Stock Companies and on Securities Market, if not provided otherwise by the Regulation.

Clause 3. The board of Director's status

1. The Board of directors is a collective management body of the Company. It conducts general management of its activities, except from the matters classified by the Federal law «On joint stock companies» as competence of General shareholders' meeting of the Company (herein after referred to as «the General shareholders' meeting»).

Clause 4. Requirements upon the staff and members of the Board of Directors

1. Only a natural person may become a member of the Board of directors. A member of the Board of directors may be not a shareholder of the Company.

2. Members of the collective management body (Executive Committee) of the Company may not make more than a quarter of the Board of directors' staff.

3. A member of the Board of Director is obliged:

- to have managing work experience in a big company of not less than 5 (five) years;
- to have good business and personal reputation;
- to be able to act efficiently in a team;
- to have higher education, specialist knowledge in the strategic planning, corporate law, economics and finances;
- to have, as usual, work experience in the fields connected with the type of activities of the Company.

4. An independent member is the person answering the requirements of item 3, Clause 83 of the Federal law "On joint stock companies". An amount of independent directors in the Board of Directors' staff is to be sufficient to come to decisions upon matters, which require the majority of the independent directors' votes.

5. In the Board of directors' staff shall be not less that 1 (one) independent director answering the following additional requirement:

- at the moment of election to the post of the Board of directors and during the previous 3 (three) years not to be an official or employee of the Company;
- not to be an official of other companies, where any of the officials of the Company is a member of personnel and reward committee;
- not to be a spouse, a parent, a child, a brother or a sister of the officials of the Company;
- not to be affiliate of the Company or of the affiliates of the Company;
- not to be a party of liabilities with the Company in accordance with which he/she can buy assets (get money) which value is 10 (ten) or more per cent of overall annual revenue of the indicated persons, except from reward for participation in the Board of directors' activities;
- not to be a government representative;
- not to be a member of the Board of Directors for more than 5 (five) years.

6. Every independent member of the Board of Directors being in the staff of any Committee of Board of Directors is to have professional knowledge in the field corresponding with the type of activities of this Committee.

2. Goal, principles and tasks of the Board of Directors

Clause 5. The goals and principles of the Board of Directors

1. The goals of the Board of Directors are to provide the maximum profit of the Company and increase of its assets, protection of rights and law interest of the shareholders, constant monitoring of executive bodies as well as to provide complete, authentic and objective public information of the Company.

2. In order to realize its goals the Board of Directors is to act in accordance with the following principles:

- to make decisions on the basis of authentic information of the activities of the Company;
- to exclude limits for shareholders' rights to participate in management of the Company's business, to get dividends and information of the Company;
- to reach the balance of interests of different groups of shareholders and to come to maximum objective decisions for the benefit of all shareholders of the Company.

3. Any ineradicable inaccuracy of rules stated in normative legal and other acts is to be interpreted by the Board of Directors for the benefit of rights and legal interests of the shareholders.

Clause 6. The tasks of Boards of Directors

In order to realize the goals of the Company the Board of Directors within the framework of its competence is to carry out the following tasks:

- to arrange realization of decisions of General meeting of shareholders;
- to determine policy of the Company as regards forming management and monitoring bodies of the Company;
- to determine the mission and strategic direction of Company's activities;
- to estimate political, financial and other risks influencing Company's activities;
- to approve financial and economic plans and budgets of the Company;
- to consider matters of purchase and sale, merge and reorganization of subsidiaries and dependent firms of the Company;
- to determine principles of investment activities of the Company and its participation in other organizations;
- to conduct estimation of results of Company's activities and its executing bodies;
- to determine dividend policy of the Company and to prepare recommendations with respect to the rate of stock dividends and the order of their payment;
- to determine the criteria of forming the managing personnel of the Company;
- to develop the system, methods of motivation and stimulation of Company's personnel;
- to provide the development of corporate culture of the Company;
- to provide publication of information of the Company;
- to conduct monitoring of the activities of the executing bodies of the Company;
- to provide realization of shareholders' rights and to promote settling corporate conflicts;
- to make the Company members to observe the law in force;
- to make the Company members to observe the corporate management principles;
- to make the Company members to observe the corporate behaviour.

Clause 7. The competence of the Board of Directors

The competence of the Board of Directors includes the matters stated in the Charter of the Company.

3. Legal status of members of the Board of Directors

Clause 8. The rights of members of the Board of Directors

A member of the Board of Directors has the right:

- to demand from officials and employees of the Company any information (documents and materials) in accordance with the Russian legislation in force and with the rules stated in the Regulation and other internal documents of the Company;
- to get reward for his/her work and/or compensation of expenses connected with his activities as a member of the Board of Directors of the Company in that cases and at a rate fixed by the General meeting of shareholders, internal documents of the Company and the agreement with the member of the Board of Directors;
- to acquaint with records of meetings of the Board of Directors and other bodies of the Company as well as to get their copies;
- to demand including into records of meeting of the Board of Directors their own opinion of the agenda matters and decisions to be made;
- to demand calling the Board of Directors' meetings, include matters into agenda of meetings of the Board of Directors;
- at their own will resign their powers of members of the Board of Directors giving a previous notice to the Company;
- to realize other rights stated by the Federal law «On joint stock companies», the Charter of the Company and other internal documents of the Company and Present Regulation.

Clause 9. Duties of members of the Board of Directors

A member of the Board of directors is obliged:

- to be loyal to the Company;
- to act within the framework of his rights and in accordance with the goals, tasks and principles of the activities of the Board of Directors;
- to act reasonably, conscientiously and with careful attitude towards the Company's business;
- to act for the good of the Company and its shareholders on the whole, but not for separate shareholders, officials of the Company or any other persons;
- not to divulge confidential information of the activities of the Company as well as its commercial and business secret;

- to prepare and to put under consideration of the Board of Directors matters being within its competence;
- to participate in work of Committees and Commissions of the Board of Directors in accordance with Regulations of the Committees and Commissions;
- to elaborate and coordinate with the Board of Directors and provide realization of an individual plan of work of a member of the Board of Directors;
- to determine (as a speaker (co-speaker), opponent) his opinion on all the agenda matters of the Board of Directors including the annual report, accounts, including profit reports (profits and loss accounts) of the Company, the order of distribution of profits including payment (announcement) of dividends and losses of the Company by the end of financial year;
- initiate meetings of the Board of Directors to solve urgent problems;
- to attend meetings of the Board of Directors;
- to inform beforehand the Chairman of the Board of Directors about his/her absence from the meeting of the Board of Directors pointing out the reason;
- to participate in making decisions of the Board of Directors by voting for/against points on agenda;
- to study all the information (materials) connected with decisions being made by the Board of Directors and, if necessary, to initiate appropriate inquiries by the Company's bodies.
- while making decisions, to estimate risks and unfavourable consequences for the Company;
- to inform in good time the Company about his/her affiliation and changes in it;
- to inform the Board of Directors about supposed deals which he/she is recognized to be interested in;
- to participate in conducting of examinations of projects and programs proposed for confirmation by the Board of Directors;
- if necessary, to prepare proposals for improvement of financial and economic activities of the Company;
- to inform other members of the Board of Directors about facts he/she has heard about, which are connected with breaches made by employees of the Company, including officials, legislation of Russian Federation, Regulations, rules, instructions and other internal documents of the Company;
- to attend General meetings of shareholders of the Company and to answer questions of its participants;
- to take all necessary measures to realize all the decisions of General meetings of shareholders and decisions of the Board of Directors.

Clause 10. Responsibility of members of the Board of Directors

1. A member of the Board of Directors is responsible for damages that the Company bears because of his wrong action (inaction) in accordance with the Russian legislation, the Charter of the Company, internal documents of the Company, the agreement between the member of the Board of Directors and the Company.

Clause 11. The order of execution of rights and duties of members of the Board of Directors

1. The activities of members of the Board of Directors are unbroken and not limited to participation in making decisions during meetings of the Board of Directors. The activities of the Board of Directors member are carried out in accordance with the individual plan of work of the member of the Board of Directors including obligation of every member of the Board of Directors to participate in work of Committees and Commissions of the Board of Directors of the Company.
2. In order to execute his/her rights members of the Board of Directors are given a document certifying the fact of their membership in the Board of Directors of the Company.
3. The legal status of members of the Board of Directors is determined in accordance with the legislation in force, the Charter of the Company, present Regulation, internal documents of the Company and the agreement between the member of the Board of Directors and the Company.

Clause 12. Duties of executing bodies and employees of the Company connected with answering the requirements of members of the Board of Directors towards providing them with information of the Company's activities

1. On demand of a member of the Board of Directors, the president, members of the Executive Committee and other employees of the Company provide him with information (documents, materials) connected with the Company's activities, which is necessary for the member to carry out his duties. Providing information (documents, materials), which is state, official or commercial secret is carried out in accordance with the Russian legislation in force and internal document of the Company.
2. Members of the Board of Directors send a written request for information (copies of documents, materials) to the Chairman of the Board of Directors or to the President.
3. In case it is impossible to provide members of the Board of Directors with information (copies of documents, materials), or if the information does not correspond with the requirements pointed in item 1 of this Clause, the corresponding official of the Company is obliged to make a motivated refusal and present it to the member of the Board of Directors in writing, and not later than 2 (two) business days since the date of receipt of the request for information.
4. Cases of refusal to provide members of the Board of Directors with information required (copies of documents, materials) and the reasons to do so are considered at a meeting of the Board of Directors and pointed in the "Corporate actions" section of the Company's annual report.

4. The Chairman and the Deputy chairman of the Board of Directors

Clause 13. Election of the Chairman of the Board of Directors

1. The Chairman of the Board of Directors is elected by members of the Board of Directors and among them at the first meeting by the majority of votes of total of the Board of Directors' members.

2. The President is not to be Chairman of the Board of Directors at the same time.

3. The Board of Directors has the rights any time to re-elect the Chairman of the Board of Directors.

4. At the first meeting of the Board of Directors the functions of Chairman till the duties of Chairman of the Board of Directors of the Company are carries out by one of the Board of Directors' members as may be decided by the Board of Directors.

Clause 14. Duties of the Chairman of the Board of Directors

1. The Chairman of the Boards of Directors:

- arranges work of the Board of Directors;
- calls meetings of the Board of Directors;
- determines the form of meetings of the Board of Directors;
- approves the agenda of the Board of Directors' meetings;
- determines the list of materials (information) of the agenda matters of the meetings given to members of the Board of Directors;
- determines the list of persons being invited to participate in discussing agenda matters of the Board of Directors' meetings;
- presides at the Board of Directors' meetings;
- provides drawing up records of meetings of the Board of Directors;
- signs up records of the Board of Directors' meetings, requirements to carrying out examination (inspection) of financial and economic activities of the Company and other documents on behalf of the Board of Directors;
- presides at General meetings of shareholders, announces the agenda, informs about the speeches and reports lie ahead of meeting participants as well as carries out duties of the Chairman of the General meeting of Company's shareholders stated in the Regulation about the order of preparation and conduction of General meetings of Company's shareholders;
- in the course of a meeting provides observation of the Russian legislation, the Charter of the Company, this Regulation and other internal documents of the Company;
- carries out other duties provided by the Russian legislation, the Charter of the Company and the decisions of the Board of Directors.

2. In case of absence of the Chairman of the Board of Directors his duties are carried out by one of members of the Board of Directors according to the decision of the Board of Directors.

3. The Chairman of the Board of Directors does not have the right to charge anybody to carry out his duties.

Clause 15. A Deputy chairman of the Board of Directors

1. The members of the Board of Directors have the right to elect a Deputy chairman of the Board of Directors.

2. In case of absence of the Chairman of the Board of Directors all his duties are carried out to the Deputy Chairman of the Board of Directors.

5. Participation of the Secretary of the Company in the Board of Directors' activities

Clause 16. Appointment of the Secretary of the Company

1. The Secretary of the Company may be a natural person who is not a member of the Board of Directors. Appointment of the Secretary is made by the Board of Directors in accordance with the Charter of the Company, this Regulation and the Rules of the Secretary of the Company.

2. The Board of Directors has the right any time re-elect the Secretary of the Company.

Clause 17. Duties of the Secretary of the Company

1. The Secretary of the Company is obliged:

- to provide appropriate work of the Board of directors connected with preparation and conduction of General meeting of shareholders in accordance with the legislation in force, the Charter and internal documents of the Company on the basis of the decision about the procedures of conduction of General meetings of shareholders;
- to promote members of the Board of Directors while they are carrying out their duties;
- to participate in publication (giving) of information of Board of Directors' activities and to keep documents of the Board of Directors;
- to present the Chairman of the Board of Directors a project of agenda for the next meeting of the Board of Directors in accordance with the Plan of work of the Board of Directors and proposals of members of the Board of Directors, the Auditing Committee, the Auditor, the President and the Executive committee;

- to prepare documents (materials) necessary for arrangement and conduction of meetings of the Board of Directors (sending notices about conduction of meetings, projects of decisions on agenda matters of the meetings, projects of documents for preliminary acquaintance etc);
- to keep and compose records of meetings of the Board of Directors;
- to prepare and present documents (information) upon requests of members of the Board of Directors;
- to prepare request drafts and replies to letters on behalf of the Board of Directors;
- to collect request forms filled by members of the Board of Directors in case of meetings of the Board of directors in its member's absence;
- to design records of the Board of Directors' meetings and extracts from records of the Board of Directors' meetings;
- to send out documents approved by the Board of Directors;
- to prepare requests for information (materials) on agenda matters of the Board of Directors' meetings at the addresses of Company's divisions;
- to control authenticity of the information presented to the Board of Directors and to members of the Board of Directors as well as correct form of documents presented to the Board of Directors for consideration and approval;
- to prepare on instruction of the Chairman of the Board of Directors drafts of separate documents and decisions of the Board of Directors including a draft of work of the Board of Directors;
- to keep records of meetings of the Board of Directors including, by consent of all those present, tape-recording as well as printing of such records to keep in the archive of the Board of Directors;
- to keep records of the Board of Directors' meetings;
- upon request of members of the Board of Directors to provide them with certified copies of records of the Board of Directors' meetings during 5 (five) business days since the date the corresponding request were presented
- to carry out other duties provided by the Rules of Secretary of the Company and other internal documents of the Company.

6. Reward and compensation for expenses to members of the Board of Directors

Clause 18. The order of payment of reward and compensation to members of the Board of Directors

1. Upon decision of the General meeting of shareholders members of the Board of Directors during the period they carry out their duties may be paid rewards and/or compensation for expenses connected with their carrying out of their duties as members of the Board of Directors. The amount of such rewards and compensations is fixed by the General meeting of shareholders.

2. Payments provided by item 1 of this Clause are made according to the rules provided by the Regulation of payments of rewards and compensation to members of the Board of Directors being approved by the General meeting of shareholders of the Company.

3. The Company has the right upon the decision of the General meeting of shareholders to create a special fund by net profit to support activities of the Board of Directors. the resources of such funds are to be used to cover current expenses (compensation for costs) of the Board of Directors on the whole and its members in particular.

7. Board of Directors' meeting

Clause 19. Calling Board of Directors' meetings

1. A meeting of the Board of Directors is called by the Chairman of the Board of directors upon his own initiative, upon request of a member of the Board of Directors, the Auditing committee or the Auditor of the Company, the President, the Executive committee, a shareholder (shareholders) of the Company, who own in the aggregate not less than 2 (two) per cent of the voting stocks of the Company, dependant or subsidiary firms of the Company (upon the decision of their Board of Directors).

2. While deciding to call a meeting the Chairman of the Board of directors is to determine:

- date, time and place of meeting;
- the form of meeting;
- the agenda of meeting;
- Wording of matters being voted for/against;
- the list of information (materials) provided to members of the Board of Directors during the meeting;
- the list of persons and bodies (including expediency and necessity of drawing executive bodies of the Company), responsible for preparation of the matters for consideration:

- a speaker on the matter (A member of the Board of Directors, the President, an invited specialist);
- an opponent on the matter from the Board of Directors;
- a field committee of the Board of Directors authorized to make conclusions.

Clause 20. Request for calling a Board of Directors' meeting

1. A request for calling a Board of Directors' meeting is presented to the Chairman of the Board of Directors or is sent to the Company in writing by registered post and is to include the following data:

- indication of initiator of calling of the meeting (surname, name and patronymic of the initiator, or the name of body or legal person made the request);
- points of the agenda;
- the motives of inclusion of the points into the agenda;
- the address where the reply to request shall be delivered at;
- the form of meeting.

2. Request for calling a meeting of the Board of Directors is to be signed by the initiator of calling.

3. In case of presentation of request for calling a meeting of the Board of Directors by a shareholder (shareholders) of the Company, who executes his|her rights provided by the Charter of the Company to demand calling of meetings of the Board of Directors, such request should be signed by this shareholder (shareholders) or his/her representative. In case of presenting of request for calling a meeting of the Board of Directors by a representative of a shareholder, a power of attorney shall be attached to the request, which is to be designed in accordance with the requirements of item 5, Clause 185 of the Civil Code of RF, or certified by notary.

Clause 21. Refusal to call a meeting of the Board of Directors

1. The Chairman of the Board of Directors does not have the right to refuse to call a meeting except for the following cases:

- if the rules of request presentation for calling a meeting of the Board of Directors, provided by Clauses 19 and 20 of this Regulation, are not observed;
- a person (persons) initiating a calling of a meeting of the Board of Directors does not correspond with the requirements pointed in item 1, Clause 19 of present Regulation;
- no question proposed for agenda of the meeting of the Board of Directors is within its competence and/or does not answer the requirements of the Federal law «On joint stock companies», the Charter of the Company or present Regulation.

2. The Chairman of the Board of Directors is obliged to consider a presented request and to make a decision on calling a meeting of the Board of Directors or on refusal to do so within 3 (three) days since the date of request receipt.

3. The Chairman of the Board of Directors is obliged to inform the initiator of calling of the meeting about the decision made within 3 (three) days since the date of making a decision.

4. The Board of Directors' meeting called upon request of persons pointed in item 1, Clause 19 of this Regulation, shall be conducted within 10 (ten) days since the date of receipt of the request by the Company.

Clause 22. Calling the Board of Directors' meeting in a compulsory way

1. The Chairman of the Board of Directors is obliged on his own initiative to call a meeting of the Board of Directors to solve the following problems:

- calling of an annual General meeting of shareholders as well as an extraordinary General meeting of shareholders on the basis of a request of the Auditing committee, the Auditor or a shareholder (shareholders) being owners of not less than 10 (ten) per cent of the voting stock of the Company on the date of presenting the request, and making a decisions necessary for calling and conduction of such meetings;
- preliminary approval of the annual report of the Company according to item 4, Clause 88 of the Russian Federal law «On joint stock companies»;
- consideration of shareholders' proposals to include matters into the agenda of the annual General meeting of shareholders and nomination of candidates for bodies of the Company in accordance with the rules provided by items 1 and 2, Clause 53 of the Federal law «On joint stock companies», the Charter and internal documents of the Company, and making decisions about inclusion of the matters into the agenda of the annual General meeting and the candidates for elections in bodies of the Company, or about refusal to do so;
- conduction of extraordinary General meeting of shareholders in cases provided by item 2, Clause 68 of the Federal law «On joint stock companies».

Clause 23. Giving notice to members of the Board of Directors about calling and conduction of a meeting of the Board of Directors

1. All the members of the Board of directors are to be informed about calling of a meeting of the Board of Directors not less than 15 (fifteen) business days before the date of meeting. A notice about conduction of the meeting is to be sent to members of the Board of Directors in writing or otherwise convenient to them (including post, wire, teletype, phone, electronic or any other means of communication), preliminarily agreed upon with each member of the Board of directors.

2. A notice of conduction of meeting shall include:

- indication of the initiator of calling of the meeting (surname, name, patronymic, or the name of the body or a legal person sent the request);
- points on the agenda;
- the motives of including the matters into agenda;
- the place and time of the meeting;
- the form of the meeting.

If the list of information (materials) being given to members of the Board of Directors to the meeting is determined, this information (materials) is given to members of the Board of directors before the meeting in the form and within the terms sufficient for members of the Board of Directors to make a decision on the matter being considered. Apart from that the pointed information (materials) is given all the members of the Board of Directors present at the meeting. Unpunctual delivery of information may become a reason for postponement of consideration of the matter at this meeting of the Board of Directors, or consideration of this matter at a meeting of the Board of Directors called once again.

3. In exceptional cases, matters may be included into the agenda of the Board of Directors' meetings directly at the meeting of the Board of Directors according to the decision of all the members of the Board of Directors made unanimously. In this case the votes of absent members of the Board of Directors are not taken into account.

Clause 24. The place and time of meetings of the Board of Directors

1. It is not allowed to arrange meetings of the Board of Directors at a place and time preventing the majority of members of the Board of Directors from participating in the meeting, or making such participation impossible.

2. According to a general rule it is not allowed to hold meetings at night (from 22 to 6 of local time, depending on the place of meeting).

3. According to a general rule it is not allowed to hold meeting outside Russian Federation.

4. It is not allowed to conduct meeting in industrial or other premises the conditions of which interrupt usual work of the Board of Directors.

Clause 25. Change of place and time of meetings of the Board of Directors

1. If there are circumstances preventing from or making difficult meetings of the Board of Directors at the place and/or at the time members of the Board of Directors were noticed about, the meeting on the planned agenda may be conducted at other place and/or at other time. Such a meeting shall take place as soon as possible, but not later than 10 (ten) days since the date of the failed meeting.

2. All the members of the Board of Directors are to be informed about changes in place and/or time of the meeting of the Board of Directors taking into account the time necessary for the members of the Board of Directors to come to the place of the meeting. A notice, indicating the changes, is sent to members of the Board of Directors in any form guaranteeing the receipt of the notice by members at their address or at the address they get correspondence at.

Clause 26. Meeting of the Board of Directors

1. Meetings of the Board of Directors are held as the necessity arises, but not more than once in 6 (six) weeks.

2. In case of making a decision by the Board of directors its members present at the meeting are obliged to express their opinion on the points on the agenda by voting.

3. In case of making a decision at a meeting of the Board of Directors every member of the Board of Directors has one vote.

4. Assignment of the voting right by a member of the Board of Directors to another person, including another member of the Board of Directors, is not allowed.

5. In case of equality of votes while making a decision the Chairman of the Board of Directors has the casting vote.

Clause 27. Records of meeting of the Board of Directors

1. Records of meetings of the Board of Directors are kept by the Secretary of the Company, and in case of his/her absence by one of members of the Board of Directors.

2. A protocol of meetings of the Board of Directors is being drawn up not later than 3 (three) days after the meeting.

A protocol of meeting shall include:

- complete name of the Company;
- the form of the meeting;
- the place and time of the meeting (giving out the results);
- persons present at the meeting (participating in voting in their absence);
- if the quorum is represented at the meeting;
- agenda of the meeting;
- matters being voted for/against and the results of voting by names;
- the decisions made.

A protocol of meeting of the Board of Directors is signed by the Chairman presiding at the meeting.

3. All the decisions made by the Board of Directors are explained to members of the Board of Directors in writing by sending them a copy of the protocol of the meeting of the Board of directors not later than 3 (three) business days from since the moment the protocol of the meeting of the Board of Directors was signed.

4. The Company is obliged to keep protocols of meetings of the Board of Directors at the address of its executing body according to the rules and within the terms provided by a Federal body of executive power specialized in the securities market. If such terms are not provided, the Company is obliged to keep the protocols of the Board of Directors' meetings for an indefinite term.

The Company is obliged to provide shareholders as well as members of the Board of Directors, the Auditing Committee, the Auditor of the company with an access to protocols of the meetings of the Board of Directors.

5. Protocols of the meetings of the Board of Directors are to be delivered by the Company to the premises of the executing body of the Company for acquaintance during 7 (seven) days since the date of its presentation by persons indicated in item 4 of this Clause about the requirements of the Board of Directors to get acquainted with the protocols. The Company is obliged upon request of these persons to provide them with copies of protocols of the Board of Directors. A payment collected by the Company for giving these copies is not to increase the costs of their make.

Clause 28. The first meeting of the Board of Directors of a new calling

1. The first meeting of new staff members of the Board of Directors is called after the election and announcement of voting results. If it is impossible to conduct a meeting of the re-elected Board of Directors within the given period, its first meeting is to be held during 1 (one) month from the date of election of new staff members of the Board of Directors on the initiative of any member of the Board of Directors. In order to do so the initiator of the first calling informs all the members of the Board of Directors and the President about calling of the Board of Directors' meeting.

The President is obliged to promote and provide all the information necessary for arrangement of the first meeting of re-elected members of the Board of Directors.

At the first meeting of the Board of Directors the following problems are to be solved obligatory:

- election of the Chairman of the Board of Directors;
- election of the Deputy Chairman of the Board of Directors;
- fixing a date of the second meeting of the re-elected Board of Directors, at which a Subject one-year-programme of the Board of Directors is to be approved indicating the matters necessary to discuss at meetings.

Clause 29. The procedure of conduction of the Board of Directors' meetings

1. Meetings of the Board of Directors are opened by the Chairman of the Board of Directors, or (in case of his absence) by another member of the Board of Directors presiding at the meeting of the Board of Directors.

2. According to the rules provided by the Russian legislation, the Charter and other corresponding standards, the Secretary of the Company determines the quorum representation to hold meeting of the Board of Directors depending on the agenda.

The quorum to conduct a meeting of the Board of Directors is considered to be efficient when decisions on the agenda points are made by not less than a half of the elected members of the Board of Directors. If the amount of members of the Board of Directors is less than the amount representing the quorum, the Board of Directors is obliged to make a decision of conducting an extraordinary General meeting of shareholders to elect new staff members of the Board of Directors. The remaining members of the Board of Directors have the right to make decisions only about calling such an extraordinary General meeting of shareholders.

3. The Chairman of the Board of Directors informs all the members of the meeting about representation of the quorum to hold a meeting of the Board of directors and announces the agenda for the Board of Directors' meeting.

4. The meeting of the Board of Directors consists of the following stages:

- a speech of a member of the Board of Directors or an invited person on the agenda points;
- a Chairman announcement of a field committee and/or commission to make a conclusion on the agenda points;
- a speech of the opponent of members of the Board of Directors on the agenda points, with a presentation of his project of solution of the problem;
- discussing points on the agenda;
- proposals of solutions of points on the agenda;
- voting for/against points on the agenda;
- counting votes and giving out the results of voting;
- announcement of the results of voting and a decision (pointing out the terms of its execution) made on points on the agenda;
- appointment of a person responsible for execution of the decision of the Board of Directors.

5. According to the customs, at a meeting of the Board of Directors of the Company not more than 5-6 points shall be discussed.

6. At the Board of Directors' meeting held by presence of all its members, the Secretary of the Company is obliged to announce information of execution of decisions made by the Board of Directors earlier.

7. In order to announce points which are to be discussed at the next meeting, in the end of the meeting members of the Board of Directors appoint speakers and their opponents of the Board of Directors.

8. The members of the Auditing committee, the Auditor, officials and employees of the Company as well as other persons may be invited to attend meetings of the Board of Directors.

9. Other aspects of the procedure of conduction of the Board of Directors' meetings are arranged by the Order of activities of the Company's Board of Directors approved by the Board of Directors.

8. Decisions of the Board of Directors

Clause 30. The procedure of making decisions by the Board of Directors

1. The Board of Directors decisions on the points of the properly approved agenda are to be made as follows:

- a) voting by all those present members of the Board of Directors;
- б) voting by all those present members of the Board of Directors taking into account written opinions of the currently absent members of the Board of Directors;
- в) voting in absence of members of the Board of Directors.

2. Decisions of the Board of Directors shall be made by the majority of votes of present members of the Board of Directors (including written opinions of absent members), or members taking part in voting in their absence, except for cases provided by the Federal law "On joint stock companies" and the Charter of the Company.

3. In cases when in accordance with the Federal law "On joint stock companies" and the Charter of the Company the decision is made by the majority of three quarters of votes, or unanimously by all the members of the Board of Directors, not taking into account the votes of members who have left the Board of Directors. "Members left the Board of Directors" means such members who applied for resignation as well as dead and disappeared members of the Board of Directors.

4. In case the Board of Directors is approving a big deal, the subject of which is presented by assets cost from 25 (twenty five) to 50 (fifty) per cent of the balance cost of the assets of the Company, such a decision is to be unanimous, without taking into account votes resigned members of the Board of Directors. Such a decision shall include indication of a person (persons) who is a profit maker (profit makers), a price, a subject of the deal and other essential terms and conditions.

5. In case the Board of Directors is approving a deal the Company is interested in, and the amount of shareholders owning 1000 (one thousand) of the stock or less, such a decision is made by the majority of the votes of members of the Board of Directors, who are not interested in this project. If the amount of uninterested members of the Board of Directors does not reach the figure provided by the Charter of the Company, such a decision is to be made at a General meeting of shareholders.

6. In case the Board of Directors is approving a deal the Company is interested in, and the amount of shareholders owning more than 1000 (one thousand) of the stocks, such a decision is made by the majority of votes of independent members of the Board of Directors, who are not interested in this project. In case all the members of the Board of Directors admit their interest in the deal and/or are not independent, such a deal may be approved by a General meeting of shareholders.

7. In case a big deal is at the same time the deal the Company is interested in, the order of its approval by the Board of Directors is provided only by items 5 and 6 of this Clause and Chapter XI of the Federal law "On joint stock companies".

8. In order to make a decision on points connected with approval of prior spheres of activities as well as financial and economic aspects of the Company, to approve dividend policy of the Company, to put under discussion of the General meeting of shareholders proposals of reorganization or liquidation of the Company, decrease (increase) of the registered stock of the Company, to make decision on holding up powers of the President, members of the Executive committee as well as when determining the recommended to the General meeting of the shareholders of the Company amount of dividends paid after the first quarter, after half a year, nine months of the financial year and/or by the end of financial year, the quorum shall be represented by the majority of two thirds of total of elected members of the Board of Directors.

Clause 31. The order of coming in force of decisions of the Board of Directors

1.The decision of the Board of Directors made at a meeting of the Board of Directors (in the form of presence of all members, including written opinions of absent members of the Board of directors), comes in force since the moment of announcement of results of voting on this point at a meeting of the Board of Directors.

2. The decision of the Board of Directors made by voting in absence of members comes in force since the date the Chairman of the Board of Directors signed the voting results and the protocol.

9. Making decisions by the Board of Directors in case of voting in the absence of members

Clause 32. The procedure of coming in force of decisions of the Board of Directors

1. The decision of the Board of Directors may be made by voting in absence of the members according to the order provided by this Section.

The Board of Directors does not have the right to make decisions by voting in absence of members in cases of discussing points on agenda provided in items 1, 5, 6, 8, 9, 10, 17, 23, 24, 31, 32, 33 and item 18.3. of the Charter of the Company.

2. In case of voting in absence of the members the Chairman of the Board of Directors is obliged to approve:

- the points voted for/against;
- the text and form of voting ballot;
- the list of information (materials) being provided to the members of the Board of Directors;

- the date of presentation of the voting ballot and other information (materials) to the Board of Directors' members;
- the last date of receipt of voting ballots;
- postal address of receipt of voting ballots.

Voting ballots and other information (materials) are to be sent to members of the Board of Directors by a registered letter or delivered them personally.

Clause 33. Voting ballot

1. A voting ballot shall include the following data:

- full name of the Company;
- the last date of receipt of voting ballots;
- the address of receipt of voting ballots;
- wordings to each point being voted for/against, alternatives of voting such as «for», «against» or «abstained»,
- indication that the ballot shall be signed by a member of the Board of Directors.

2. Only those voting in their absence are considered to have taken part in voting, whose ballots have been received by the Company not later a fixed deadline of ballots' receipt.

3. The results of voting in absence of members shall be put in a protocol not later than 3 (three) days after the last day of ballots' receipt. This protocol is signed by the Chairman of the Boards of Directors, which is responsible for its correct drawing up.

Decisions made by the Board of Directors by voting in absence of members and the results of such voting are to be given to all the members of the Board of Directors by sending them copies of this protocol and not later than 3 (three) days since the moment of signing up the protocol of results of voting in absence of members.

10. Acquaintance of members of the Board of Directors with Company's business

Clause 34. The procedure of acquaintance of members of the Board of Directors with company's business

1. Every new member of the Board of Directors shall acquaint with Company's business (to get informed as to the Company's activities), which implies his acquaintance with the Company's history, the work of the Board of Directors, documentation (the newest documents, not older than for the last 3 (three) years, annual reports of the Company, protocols of ordinary and extraordinary General meetings of shareholders, protocols of meetings of the Board of directors, and other information).

Clause 35. Introduction of a new member of the Board of Directors, executing bodies and officials of the Company

1. Every new member of the Board of Directors shall be introduced to officials of the Company at a joint session of the Board of directors, executing bodies and officials of the Company.

This session shall be conducted not later than 30 (thirty) days after the date of summing up the results of election to the Board of Directors.

Clause 36. Providing a new member of the Board of Directors with information (documents and materials)

1. During 10 (ten) days after the date of summing up the results of election to the Board of Directors an executing body is obliged to provide every member of the Board of Directors with a certificate of a copy of the Charter and internal documents of the Company which adjust the activities of its bodies.

11. Conflict of interests between members of the Board of Directors and employees of the Company

Clause 37. Disclosure of information of deals which members of the Board of Directors are interested in

1. The annual reporting includes information of deals made by the Company, which members of the Board of Directors of the Company are interested in.

Members of the Board of Directors are considered to be interested in making a deal by the Company in case they are spouses, parents, children, full or half brothers or sisters, adopters or adopted children and/or their affiliates:

are parties, profit makers, mediators or representatives in the deal;

own (each separately or in the aggregate) 20 (twenty) or more per cent of stock (stakes, shares) of a legal entity, which is a party, profit maker, mediator or representative in the deal;

hold positions in management bodies of a legal entity, which is a party, profit maker, mediator or representative in the deal, or hold positions in management bodies of a controlling organization of such a legal entity.

Information of such deals shall include data of all the participants in the deal, the date of the deal, its conclusion, price and approval by the Board of Directors or the General meeting of shareholders in accordance with Clause 83 of the Federal Law «On joint stock companies».

2. Members of the Board of Directors are obliged to provide The Board of Directors of the Company, the Auditing committee and the Auditor of the Company with the following information:

of legal entities where they own separately or in cooperation with their affiliate (affiliates) 20 (twenty) or more per cent of voting stock (stakes, shares);

of legal entities, which management bodies they hold positions in;
of deals made or planned they are informed of and may be considered to be interested in.

12. Committees and commissions of the Board of Directors

Clause 38. Making committees and commissions of the Board of Directors

1. In order to execute its duties the Board of Directors has the right to recall constantly acting committees. The main committees of the Board of Directors are the following:

- strategic development and planning committee;
- budget committee;
- committee of auditing, informing and relations between the shareholders;
- committee of rewards and appointments.

If necessary, some other committees may be organized by decision of the Board of Directors.

2. Committee is a temporary body specially organized to solve a problem (some problems).

3. Committees of the Board of Directors are made of members of the Board of Directors. As a rule the Chairman of the committee is an independent director.

If necessary, experts with relevant professional knowledge may be drawn into work of committees.

4. Commissions are made of members of the Board of Directors.

If necessary, experts with relevant professional knowledge may be drawn into work of commission.

5. An independent member of the Board of Directors may not at the same time be a member of more than two committees of the Board of Directors.

6. Committees have the right to act on behalf of the Board of Directors.

7. Personnel of committees of the Board of Directors is being completed at a meeting of the Board of Directors by the majority of voices of members of the Board of Directors. Chairmen of committees are being elected by members of each committee of their members and are being approved at a meeting of the Board of Directors.

Clause 39. Activities of committees and commissions of the Board of Directors

1. For each committee being made the Board of Directors approves rules determining goals and tasks of its activities, its functions, time-limit of its activities and the order of presenting reports to the Board of Directors.

2. Financial support of activities of committees and commissions of the Board of Directors is made by means of the Board of Directors' budget and by its decision.

Clause 40. Reporting of committees and commissions of the Board of Directors

1. A committee is obliged to present quarter reports on its activities in accordance with a form approved by the Board of Directors.

2. Apart from reports indicated in item 1 of this Clause, committees present reports on their activities made during the last year to the Board of Directors.

3. A commission is obliged to present conclusion on results of discussion on points, which constitute the goal of the committee to the Board of Directors as well as to give recommendations with respect to the relevant points of the Company's activities to the Company.

Clause 41. The Committee of strategic development and planning

1. The Committee of strategic development and planning provides the Board of Directors with recommendations with respect to the following points:

- strategies of development of the Company;
- planning of financial and economic activities of the Company;
- dividend policy of the Company;
- estimation of efficiency of the Company's activities from the point of view of long-term prospective,
- recommendations to the Board of Directors with respect to correction of current strategy of development of the Company proceeding from necessity of improvement of efficiency of the Company's activities taking into account trends in merchandise markets and capital markets, results of activities of the Company and its competitors and other factors.

Clause 42. The Budget committee

1. The Budget committee provides the Board of Directors with recommendation with respect to the following points:

- forming and utilizing of the Company's budget;
- forming and utilizing of budgets of branches and dependants companies of the Company;
- making budget directions to structural divisions of the Company, its branches and dependants;
- discount policy of the Company, its branches and dependants.

Clause 43. The Board of Directors' Committee of audit, information and relations with shareholders

1. The Board of Directors' Committee of audit, information and relations with shareholders provides the Board of Directors with recommendations with respect to the following points:

- determination of a candidate for external auditor of the Company to be approved at a General meeting of shareholders;
- conduction of target auditing on the initiative of the Board of Directors;
- cooperation of the Board of Direction, the Auditing committee and the Auditor of the Company;
- disclosure of information by the Company;
- realization and inspection of corporate behaviour of the Company;
- consideration of complaints and appeals of shareholders and third parties;
- settling conflicts.

2. The Committee is obliged as far as possible to be made of members of the Board of Directors not being officials of the Company.

3. Members of the Committee are not to consider complaints and appeals of shareholders and third parties addressed to them.

Clause 44. The Board of Directors' Committee of personnel and rewards

1.The Committee of personnel and rewards provides the Board of Directors with recommendation with respect to the following points:

- determination of selection criteria for candidates for member of the Board of Directors;
- elaboration of Company's reward policy determining principles and criteria for amounts of rewards for the Board of Directors' members, directors, members of the Executive committee, managers of main structural divisions of the Company and other payments to these persons at the expense of the Company as well as estimation criteria of their activities;
- determination selection criteria for candidates for President and member of the Executive committee, managers of main structural divisions of the Company;
- elaboration of terms and conditions of agreements with the President and members of the Executive committee of the Company;
- regular estimation of activities of the President and members of Executive committee of the Company
- forming of personnel policy of the Company including salary matters.

2. The Committee is to be made of members of the Board of Directors not being officials of the Company.

3. Members of the Committee of personnel and rewards are not to estimate their own activities and determine their own rewards.

APPROVED
By the Board of Directors of
JSC "Scientific-Production
Corporation "Irkut"
Minutes No. 7
of 30 October, 2003 .

REGULATION

**Of JSC Scientific-Production
Corporation "Irkut" Subsidiary
«Irkutsk Aircraft Plant »**

Irkut Corporation

1. GENERAL PROVISIONS

1.1. Subsidiary of JSC "Scientific-Production Corporation "Irkut" – " Irkutsk Aircraft Plant", hereinafter referred as "the Subsidiary", is a separate subdivision of JSC "Scientific- Production Corporation "Irkut" , hereinafter referred as "the Company".

1.2. The Company is registered on 13 October 1992 in the Registration office of Irkutsk Authority, state registration certificate of legal entity series IRP-P No. 1177.

1.3. Location of the Company: Building 1, 13 Novoalexeevskaya St., Moscow, 129626, Russian Federation.

1.4. Full name of the Subsidiary: Irkutsk Aircraft Plant

1.5. Abbreviated name of the Subsidiary: IAZ.

1.6. The Subsidiary acts in according to the Russian Federation legislation, Irkut Corporation Charter and the present Regulation.

1.7. Location of the Subsidiary: 3 Novatorov St., Irkutsk, Russian Federation, 664020.

1.8. The Subsidiary is created for the time of the Company's activity.

1.9. The Subsidiary is a separate subdivision of the Company. The Subsidiary is located in the city of Irkutsk and performs complete cycle of production preparation, production, testing, aftersales service and support in aircraft equipment exploitation, including dual-purpose aircraft equipment, other industrial products and services.

1.10. The Subsidiary performs all the Company's functions on production activity realization, including licensed.

1.11. The Subsidiary participates in developing and fulfills collective agreement, concluded by the Company's CEO with the Subsidiary's personnel in order to improve work conditions of the Subsidiary's personnel, increase competitive ability and work motivation, according to the social policy and budget, approved by Irkut Corporation.

1.12. In addition to functions listed in p.1.10. and p.1.11. of the Regulation, the Subsidiary acts as the Company's representation.

2. FUNCTIONS OF THE SUBSIDIARY.

2.1. The Subsidiary according to its assignment performs the following functions of the Company.

2.1.1. Core activity functions.

- Aircraft equipment development, including dual-purpose equipment;
- Aircraft equipment production, including dual-purpose equipment;
- Aircraft equipment maintenance, including dual-purpose equipment;
- Aircraft equipment testing, including dual-purpose equipment;
- Aircraft equipment after-sales service, including dual-purpose equipment;
- Performance of works, concerned with use of information which is state secret;
- Realizations of measures and (or) providing services related to state secret protection, including counteraction to foreign technical intelligence services and technical data protection;
- Performance of works concerned with data protective equipment creation;
- Exploitation and maintenance of cryptographic equipment, systems and complexes, meant for processing, storage and transmitting of information containing state secret;
- Production of armament and military equipment;
- Maintenance of armament and military equipment;
- Utilization of armament and military equipment;
- Mineral exploration and mining;

2.1.2. Non-core activity functions :

- Highly explosive production capacities exploitation;
- Chemical-dangerous production capacities exploitation;
- Major pipeline transport exploitation;
- Oil, gas and derivatives transportation by main pipelines ;
- Oil, gas and derivatives storage;
- Industrial safety expertise;
- Explosive production materials storage;
- Explosive production materials application;
- Explosive production materials distribution;
- Fire prevention and extinguishing;
- Assembling, maintenance and service of fire-preventive means and constructions;
- Electric systems exploitation;

- Gas systems exploitation;
- Heating systems exploitation;
- Designing of constructions of 1st and 2nd levels according to the state standard;
- Building of constructions of 1st and 2nd levels according to the state standard;
- Engineering surveys for building of constructions of 1st and 2nd levels according to the state standard;
- Activity related to traffic of narcotic drugs and psychotropic substances (developing, production, processing, storage, transportation, issue, distribution, acquisition, use, extermination), included in the List II according to the federal law "Of narcotic drugs and psychotropic substances";
- Transportation of goods by water transport;
- Transportation of goods by air transport;
- Passenger transportation by auto transport equipped for more than 8 persons transportation;
- Transportation of goods by auto transport with carrying capacity more than 3,5 tons;
- Aircraft maintenance;
- Hazardous waste management;
- Storage, processing and realization of nonferrous scrap;
- Storage, processing and realization of scrap iron;
- Production and maintenance of measuring devices;
- Retail of alcohol production with volumetric content under 13 percent, and more than 13 percent of end products volume;
- Retail services;
- Catering services;
- Medical services;
- Educational services (training, retraining, upgrade qualifications);
- Technical protection of confidential information, developing and (or) production of means of confidential information protection, maintenance, distribution of cryptographic devices and services on confidential information encryption;
- Other activities permitted by the RF legislation and provided in the Company's Charter.

2.2. Certain activities, listed in federal laws the Subsidiary can perform only on the basis of special permit, received by the Subsidiary on behalf of the Company.

3. LEGAL STATUS AND PROPERTY OF THE SUBSIDIARY

3.1. The Subsidiary as a separate subdivision of the Company is not legal entity and acts on behalf of the Company represented by the general Director of IAZ.

3.2. IAZ General Director, appointed by the Company's CEO with the Company's Board of Directors agreement, manages the Subsidiary's activities

3.3. The Subsidiary's activity is regulated by the present Regulation and normative acts of the Company.

3.4. The Subsidiary keeps separate balance, which is an integral part of the Company's balance.

3.5. Property and assets reported to the Subsidiary are recorded in the separate balance of the Subsidiary and in the Company's balance.

3.6. Certain specialists of the Subsidiary are entitled to represent the Company in other organization on the issues in their competency, provided in the Company's normative acts, and in accordance to the issued powers of attorney.

3.7. The Subsidiary's property is formed by the assets, assigned by the Company, and the assets received by the Subsidiary as a result of economic activity on the basis of normative documents of the Company.

3.8. Property, which is on the Company's balance, is the Company's property. The Subsidiary disposes of the property and assets, received as a result of economic activity according to the authorities provided in the Regulation.

3.9. Property, acquired by the Subsidiary on the account of the assets received as a result of its economic activity, is represented in the internal balance of the Subsidiary and is the Company's property.

3.10. Intellectual (production) property, created in the Subsidiary, including invention, utility model, production sample, received by the Subsidiary's stuff in connection with performance of their job duties, is the Company's property.

3.11. All kinds of production, produced in the Subsidiary, are the Company's property.

3.12. According to the liabilities, originated from the Subsidiary's economic activity, the Company is responsible for all property, belonging to the Company.

3.13. For organization of activity of the Subsidiary the Company opens current accounts in banks in the established order.

3.14. The Subsidiary has the stamp, seals and letterforms with the name of the Company and the Subsidiary.

4. PRODUCTION AND ECONOMIC INTERRELATIONS OF THE SUBSIDIARY AND THE COMPANY.

4.1. For fulfilling its tasks the Subsidiary exercises economic and production functions of the Company within the limits and on conditions, defined by the Company.

4.2. Supplying of the Subsidiary with orders on its core activity is the exclusive competence of the Company. Fulfilling of production orders of the Company is obligatory for the Subsidiary according to the established technical-and economic indexes and in terms (work schedule).

4.3. Interrelations of the Company and the Subsidiary are based on the present Regulation, other normative documents of the Company and CEO's orders.

4.4. Realization of products (works, services), produced by the Subsidiary within the limits of core activity, is carried out by the Company. Realization of production (works, services), produced by the Subsidiary within the limits of non-core activity, is carried out by the Subsidiary.

4.5. Prices of products, works and services are established in accordance with current normative documents of the Company.

4.6. Cost-accounting relations of the Subsidiary and the Company are based on the present Regulation and the Regulation "On IAZ economic accounting".

4.7. The Company gives on-line independence to the Subsidiary for fulfilling assigned functions within the authorities provided in the Regulation.

4.8. The Company exercises the functions of the administrative management of the Subsidiary only through the Subsidiary's General Director.

4.9. Financing of the Subsidiary' core activity on fulfilling the Company's production tasks and the Subsidiary's development programs is effected within the limits, established by the Company's approved budgets and finance schedules.

4.10. Relations of the Company and the Subsidiary concerning finance planning and control are based on the Regulation and internal normative documents.

4.11. In case on non-fulfilling the liabilities on internal and external contracts by the Subsidiary, damage to the Company through the fault of the Subsidiary, trust funds for the Subsidiary's economic incentive can be used by the Company for losses compensation..

4.12. The Company provides control of the Subsidiary's activity in accordance to the legislation, the Company's Charter and the Regulation.

4.13. Inspection of the Subsidiary's economic activity is effected by the internal audit subdivisions and the Company' Audit Commission.

4.14. The Subsidiary's activity results are represented in the balance, profit and loss statement, annual report of the Company and other reports, established by the Company's normative acts.

4.15. The Subsidiary's working year coincides with the Company's working year.

4.16. The Subsidiary is responsible reporting to the Company for:

- providing the most profit for the Company;
- timely and qualified performance of production and other orders of the Company , and logistic procedures related to them (goods delivery, recourses management, etc.) on certain projects;
- timely and proper drawing up of all documents, proving quality of producing goods;
- maintenance of airworthiness of the equipment produced by the Subsidiary;
- effective and purposeful use of the property reported to the Subsidiary and its safety ensuring;
- purposeful use of financial and other assets, allotted by the Company for the Subsidiary to fulfill production and other programs, observation of financial limits;
- maintenance of production base in operational mode, fulfilling of programs on technical and social development within the approved budgets' limits;
- optimal use of production, auxiliary and social base;
- additional charging of production capacities by auxiliary commercial job of the non-core activity of the Subsidiary;
- observation of licenses demands;
- providing of development end execution of the collective agreement, concluded between the Company's CEO and the Subsidiary's personnel;
- ensuring of the Subsidiary's personnel social protection, their entitlement with use of all the social services, guarantees, privileges, provided in the collective;
- ensuring of the Subsidiary's property security, fire, ecological and sanitary safety;
- executing of major and current repairs and exploitation of equipment, buildings and constructions reported to the Subsidiary, as well as realization of nature-conservative, labor safety and equipment safety measures under the approved budgets;

- ensuring of technical development of the Subsidiary under the approved budgets;
- providing production and social capacities of the Subsidiary with electric and heating power, water, sewer system, process fuel, telephone and radio communication, other means of energy resources under the approved budgets;
- material and transport support of production and other activity of the Subsidiary;
- providing marketing of the Subsidiary's production of core activity;
- observation of safety measures, fire, ecological and labor safety demands of the Subsidiary;
- providing safety to all the kinds of information and all its access categories, used in the Company;
- loss or/and damage of the property reported to the Subsidiary or acquired by the Subsidiary for economic and other activities, other damage (loss) to the Company, excluding cases of force-major, when the Subsidiary is not responsible for occasional death or damage.

4.17. The Subsidiary has the right to :

- independently within the limits, provided in the Company's normative acts and in the Regulation, use in its economic activity the property reported to it by the Company;
- independently within the limits, provided in the Company's normative acts and in the Regulation, perform business activity on behalf of the Company;
- independently and on behalf of the Company conclude economic contracts with the Company's subsidiaries and third parties, excluding the contracts provided in the Regulation;
- independently and on behalf of the Company sell the products (works, services) of non-core activity at negotiated price and tariffs, but not less than their net cost, excluding the cases agreed with the Company;
- independently and on behalf of the Company distribute production wastes at negotiated price, but not less than their net cost, excluding the cases agreed with the Company;
- extend range of products and services of non-core activity;
- independently provide material support;
- designate distribution channels of products and services of non-core activity;
- from the profit, received from auxiliary orders of non-core activity and due to saving on budget costs as a result of cost reduction program realization, independently create and use the economy incentive trust funds' assets.
- on behalf of the Company cooperate with regional and local authorities, international organizations and companies;
- independently form personnel of the Subsidiary in accordance with the Subsidiary' s organizational chart, approved by the Company's CEO;
- work out and approve staff schedule in accordance with the Subsidiary' s organizational chart, approved by the Company's CEO, scope of works and production specificity;
- assign labor compensation form and systems according to the Subsidiary' s chart of personnel motivation;
- effect bonus payments for the employees on the account of economic incentive trust funds;
- work out normative acts regarding the Subsidiary's activity;
- work out list of employees, having access to information of state secret.

4.18. With regards to market demand the Subsidiary can be repurposed to production of other kinds of goods, services, works by the Company's Board of Directors resolution.

5. MANAGEMENT OF SUBSIDIARY

5.1. The Company effects management of the Subsidiary in according with the current legislation, the Company's Charter, the present Regulation and other normative documents of the Company.

5.2. To organize the Subsidiary' work the Company:

5.2.1. Assigns:

- the main field of the Subsidiary's activity;
- financial, taxation, investment, innovation and scientific-production policy of the Subsidiary;
- information policy of the Subsidiary;
- safety policy of the Subsidiary;
- obligatory list of products of core activity of the Subsidiary.
- Price policy of the Subsidiary on core activities;
- quality policy of the Subsidiary;
- social policy;
- personnel management and other policies.

5.2.2. Approves:

- structure and management system of the;
- programs of the Subsidiary's restructuring and reports on their fulfilling;
- long and medium term plans of technical and social development of the Subsidiary and reports on their fulfilling;

- production program of the Subsidiary;
- budgets of the Subsidiary related to the production and other programs of the Company and reports on their fulfilling;
- regulations of information exchange and the Company's normative documents obligatory for the Subsidiary;
- year balance of the Company, other reports on the Subsidiary's activity, audit reports and conclusions;
- procedure of distribution of the Subsidiary's profit and losses cover;
- list of confidential data;
- extent, form and order of the Subsidiary's allotment by property and financial assets, and exemption of the property related to the Subsidiary, order of keeping register of property;
- list of the Subsidiary's personnel positions, entitled to access to state secret information;

5.2.3. Provides:

- charging the Subsidiary with orders (works) on core activity;
- methods of planning, budgeting and management accounts of the Subsidiary;
- methods of the Subsidiary's accounting and taxation;
- organization of cooperation with foreign partners;
- conclusion of contracts on core activity, including contracts with Russian state and commercial agencies and foreign companies;
- drawing up documents related to product supplies to customers, excluding the cases when the Subsidiary is responsible for the documents.

5.2.4. Effects:

- cooperation with local authorities, international organizations and companies;
- functional management in innovation, information, marketing, scientific and technical, finance, accounting and taxation activities;
- management of projects and programs;
- amending of the Subsidiary's budgets and development programs;
- investments and management of the Subsidiary in the field of innovations and capital construction;
- assignment to the Subsidiary production and other tasks, approved by the Company's CEO;
- financial, accounting, taxation, production and managerial control of the Subsidiary's activity;
- transactions related to receipt or issue of guarantees, credit agreements, lending, property mortgage and leasing agreements;
- opening and closing of bank accounts;
- insurance of the Company's property;
- carrying out audit inspections;
- decision processing on amendments and corrections to the present Regulation;
- decision processing on the Subsidiary's cessation of activity, appointment of liquidation commission and approval of liquidation balance;
- obtaining and re-registration of license for performance of licensed kinds of activities.

5.3. Powers on functional management of the Subsidiary are affected by the corporate center's subdivisions acting according to the Regulation JSC "Scientific-Production Corporation "Irkut" management" the present Regulation, regulations of functional subdivisions of the Company and other normative documents of the Company.

5.3.1. Functions of the corporate center's subdivisions and distribution of responsibility between the corporate center and the Subdivision are determined in the present Regulation, the Regulation "Of JSC Scientific-Production Corporation "Irkut" management" and regulations of the Company's functional subdivisions.

5.3.2. Management (functional and methodic) instructions of the corporate center' subdivisions, given under the powers granted to them by the present Regulation and the Regulation on JSC "Scientific-Production Corporation "Irkut" are obligatory for the Subsidiary's functional subdivisions. At that in case if any conflict related to the activity of Subsidiary's subdivisions arise, the General Director has the priority to management decisions. Hereinafter the conflicts are settled by the Company's CEO.

5.4. IAZ General Director manages the Subdivision's work:

5.4.1. IAZ General Director is included in top management and is related to corporate level positions.

5.4.2. Rights, obligations and responsibility of the IAZ General Director are based on the present Regulation and the Regulation " On the Irkutsk Aircraft Plant General Director".

5.4.3. IAZ General Director is appointed and discharged by the Company's CEO on the Company's Board of Director agreement. IAZ General Director reports to the Company's CEO and the Company's Board of Directors.

5.4.4. IAZ General Director appoints and discharges:

- finance director and chief accountant of the Subsidiary on agreement with the Company's CEO;
- chief of routine management and heads of secure agencies (routine department, First department) on the written agreement of the state security services (FSS office of Irkutsk region) and secure agency according to subordination;
- head of departments of Foreign Technical Intelligence Counteraction and Technical Information Protection on agreement of the State technical commission of the RF President of Sibirsky federal district and the RF Airspace Agency.

5.4.5. IAZ General director acts on the basis of the power of attorney, given by the Company's CEO, and in accordance with the Regulation "On the Irkutsk Aircraft Plant General Director" and the present Regulation

5.4.6. Powers of the IAZ General Director:

- effects the Subsidiary's management according to the established by the Company plans and other normative documents;
- provides observation by the Subsidiary of the RF current legislation and the RF constituent entities' legislation;
- fulfills decisions of the Company's General Shareholders Meeting, the Company's Board of Directors and CEO's administrative instructions;
- provides observation of ecological, sanitary, hygienic, fire safety norms and regulations;
- provides protection of all kinds of information, used in the Company, functioning of information protective systems, counteraction to foreign technical intelligence services.
- provides social security of the Subsidiary's personnel and their right on the provided by the collective agreement guarantees, privileges and advantages;
- disposes of financial assets, remaining at the Subsidiary's disposal, including material incentive of the employees;
- provides conformity of the Subsidiary's employees qualifications to their positions and job duties;
- provides licensing requirements of the objects, in which licensed kinds of activities are performed, to the special conditions (of building, construction); equipment and other technical means for performance of the licensed activity;
- represents the Company in courts, state, public and other organizations within the powers granted by the power of attorney, issued by the Company;
- disposes of the Subsidiary's property within the limits provided in the present Regulation;
- effects on behalf of the Company transactions, excluding the transactions, which are according to the present Regulation and the regulation "Of JSC Scientific-Production Corporation "IRKUT" management" are effected by the Company's executive bodies;
- provides fulfilling of production programs approved by the Company and concludes agreement on behalf of the Company with suppliers and contractors, excluding the cases defined by the Company's CEO orders;
- provides preparedness activity and civil defend of the Subsidiary, preparation of the personnel to man-caused and natural emergency situations;
- provides optimal use of production capacities and balanced carrying capacity of technologic processing;
- provides complete load of production capacities of the Subsidiary by auxiliary orders, not provided in the Company's production program;
- forms and controls the procedure of the Subsidiary's economic incentive trust funds;
- controls use of the recourses allotted by the Company, according to the perspective production programs by the decisions of the Company;
- develops and presents programs of the Subsidiary's technical and social development for the Company's approval;
- controls competitive ability of the Subsidiary's structural subdivisions and participates in forming of efficient production model, cooperation system and the Subsidiary's restructuring program;
- works out and presents for approval the Subsidiary's organizational chart;
- works out and approves the Subsidiary's staff schedule in according to the approved organizational chart;
- provides performance of work on the Subsidiary's restructuring according to the approved by the Company programs;
- provides fulfilling of new technologies implementation programs and production potential development according to the Company's resolutions;
- provides perfection of production and logistic procedures in the Subsidiary;
- provides the Subsidiary's infrastructure maintenance in working condition (energy supply, capital construction, repairs, communications, etc.);
- provides security of the property on the Subsidiary's balance;
- provides performance of the Subsidiary's management system modification according to the approved by the Company programs;

- employs and discharges the Subsidiary's personnel (finance director and chief accountant on the Company's CEO approval) in accordance to the staff list, applies incentive and penalty measures according to the internal normative documents and the RF current legislation;
- issues orders and instructions for the Subsidiary, approves production and other documents, obligatory for the Subsidiary's personnel, signs finance and other documents of the Subsidiary, issues powers of attorney to the employees within his powers;
- manages the programs of the employees' training, social development and work condition improvement;
- provides cost, tax and management accounting in the Subsidiary according to the current legislation and the Company's normative documents;
- provides observance of accident prevention, fire and ecological safety, and labor safety in the Subsidiary;
- approves normative documents related only to the Subsidiary's activity;
- arranges access of the Subsidiary's personnel to the information of primary concern information, secret and top secret information;
- arranges access and effects access of the Subsidiary's personnel to the confidential data;
- performs other actions necessary for the Subsidiary's goals and tasks .

5.4.7. IAZ General Director has also other rights and responsibilities, provided in the Company's normative documents.

5.4.8. IAZ General Director bears civil, material and disciplinal responsibility reporting to the Company for the damage caused to the Company for his wrongful actions (inactions), if other grounds and responsibility degree are not provided by federal laws.

5.4.9. On determination of grounds and degree of the responsibility of the IAZ General Director, usual conditions of business intercourse and other circumstances important for the case shall be taken into consideration.

5.4.10. IAZ General Director is responsible for fulfilling of his duties within the limits provided to him by the Company.

6. MANAGEMENT, COST, TAX ACCOUNTING AND REPORTING OF THE SUBSIDIARY.

6.1. The Subsidiary maintains management, cost and tax accounting of the activity, performed by the Subsidiary according to the current legislation and the Company's normative documents.

6.2. The Subsidiary maintains management accounting according to the Regulations acting in the Company.

6.3. The Subsidiary forms cost, tax and statistic accounting within the limits of its.

6.4. The Subsidiary in term, defined by the Company presents cost, tax and statistic reports, report on use of funds (realization of plan) and other established reports.

6.5. The Subsidiary on behalf of the Company ensures tax payment on his location in order provided by the RF current legislation.

6.6. The Subsidiary' chief accountant bears responsibility and enjoys rights, established for chief accountants of companies and organizations. The Subsidiary's chief accountant reports directly to the IAZ General Director and methodically to the Company's chief accountant.

6.7. Relations of the Company and the Subsidiary on management cost and tax accounting, tax payment and reporting are regulated by the internal normative documents of the Company, obligatory for the Subsidiary.

7. THE SUBSIDIARY PERSONNEL

7.1. Relations of the Subsidiary's personnel, arisen on the basis of the employment contract with the Company are regulated by the Russian labor code.

7.2. Organizational chart of the Subsidiary is approved by the Company's CEO. Project of the Subsidiary's organizational chart is represented by the IAZ General Director.

7.3. Staff list of the Subsidiary is approved by the IAZ General Director.

7.4. Procedure of the Subsidiary's personnel employment and discharge, working day schedule, holiday schedule and other question are regulated by the RF labor code and other normative documents acting in the Company.

8. TERMINATION OF THE SUBSIDIARY'S ACTIVITY.

8.1. The Subsidiary's activity is terminated on the Company's Board of Directors resolution.

8.2. Liquidation of the Subsidiary is effected by the liquidation commission appointed by the Company's CEO.

8.3. On the Subsidiary's liquidation:

- All the registered personal moral and property rights of the Subsidiary's employees and third persons must be observed;
- Measures on protection of state secret information and its carriers must be taken.

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

GENERAL SHAREHOLDERS' MEETING REGULATION

of Joint-Stock Company
"Scientific - production corporation "Irkut"
(wording of 2004)

Moscow
2004

1. GENERAL PROVISIONS

Clause 1. General shareholders' meeting provisions

In compliance with the Civil Code of the Russian Federation, Federal Law of 26.12.95 No. 208-ФЗ "On Joint Stock Companies", regulatory acts of Federal Commission for the Securities Market and other regulatory and legal acts of the RF, Charter of Joint-Stock Company "Scientific - production corporation "Irkut" (hereinafter referred to as the Company), present Regulation specify the procedure of convening, holding and summing up the results of General Shareholders' Meeting.

If any issues, related to convening, preparation and holding General Shareholders' Meeting are not governed by the above-mentioned acts, they shall be settled on the basis of securing rights and interests of shareholders.

The Company provides equal opportunity for all shareholders to take part in General Shareholders' Meeting.

2. ANNUAL GENERAL SHAREHOLDERS' MEETING

Clause 2. Terms of holding annual General Shareholders' Meeting

1. The Company shall hold annual General Shareholders' Meeting every year.

2. Annual General shareholders' meeting shall be held not earlier than in 2 (Two) months and not later than in 6 (Six) months after financial year's end.

The financial year starts from January 1 till December 31 of the current calendar year.

Clause 3. Issues to be discussed at annual General Shareholders' Meeting

1. Annual General shareholders' meeting shall consider the following issues: election of the Company's Board of Directors and President, the Company's Auditing Committee, approval of Company's Auditor, the issues, stipulated by subparagraph 11 of paragraph 1 of Clause 48 of the Federal Law "On Joint-Stock Companies" and may also review other issues, pertaining to competence of General Shareholders' Meeting.

2. Annual General shareholders' Meeting may consider other issues, pertaining to competence of General Shareholders' Meeting, if they are put on the agenda according to the procedure, established by law and the Company's Charter.

3. SUGGESTIONS ON INTRODUCING ISSUES TO AGENDA OF GENERAL SHAREHOLDERS' MEETING. SUGGESTIONS ON NOMINATIONS TO COMPANY'S MANAGEMENT AUTHORITIES FOR ELECTION AT GENERAL SHAREHOLDERS' MEETING

Clause 4. Introducing issues to the agenda of General Shareholders' Meeting and nominating the candidates to Company's management authorities for election at General Shareholders' Meeting

1. Shareholder(s) that own at least 2% (Two) of voting shares of the Company, are entitled to introduce issues to the agenda of General shareholders' meeting.

2. Shareholder(s) that own at least 2% (Two) of voting shares of the Company, are entitled to nominate candidates to Company's Board of Directors, to the position of the Company's President, to the Company's Auditing Committee and Counting Committee, whose number shall not exceed the staff number of the respective body, specified by the Company's Charter.

3. Shareholders' suggestions on introducing issues to the agenda of General Shareholders' Meeting and on nominees to the Company's management bodies shall be submitted to the Company within 60 (Sixty) days after financial year closure.

4. The amount of voting shares owned by the shareholder(s) that signed the suggestion on introducing issues to the agenda of General Shareholders' Meeting and/or on nominees to the Company's management bodies shall be determined as of the date of entering such a suggestion.

For the purposes of this item, the date of submission of the issues to the Company shall be considered the date these are received by the Company.

The Company's Board of Directors shall at its own initiative obtain data from the register of owners of registered securities on the amount of shares of the appropriate category (type), owned by the shareholder(s) that signed the suggestion on introducing issues to the agenda of General shareholders' meeting and/or on nominees to the Company's management bodies.

5. Total amount of the Company's voting shares as well as the percentage of the Company's voting shares owned by the shareholders that signed the suggestion from the total amount of the Company's voting shares are calculated on the date of compiling the list of persons eligible for participation in General shareholders' meeting.

6. Shareholder(s)' suggestions on introducing issues to the agenda of General Shareholders' Meeting and on nominees to the Company's management bodies shall be submitted in writing. Verbal suggestions are not accepted and not considered.

7. A suggestion on introducing issues to the agenda of General Shareholders' Meeting and a suggestion on nominees to the Company's management bodies shall be signed by the shareholders that make this suggestion.

The suggestions to the agenda of General Shareholders' Meeting are acknowledged as submitted by those shareholders that signed them.

If a suggestion on introducing issues to the agenda of General Shareholders' Meeting or on nominating candidates to the Company's management bodies indicates that it was entered by several shareholders, but it was signed by only a part of them, it shall be considered as entered by those shareholder(s) that signed it. The Company Board of Directors shall consider such a suggestion and has no right to reject it on the ground that all shareholders, mentioned in the suggestion, have not signed it.

8. In the instance when a suggestion on introducing issues to the agenda of General Shareholders' Meeting and on nominating candidates to the Company's management bodies is signed by a shareholder, whose rights to shares are registered by a deposit account in a depository, a statement of the depo-account in the depositary that registers the rights to the indicated shares shall be enclosed with such a suggestion (request).

9. A suggestion on introducing issues to the agenda of General Shareholders' Meeting and on nominating candidates to the Company's management bodies shall contain the data on the amount and category (type) of the shares owned by each shareholder that signed the suggestion.

If a suggestion on introducing issues to the agenda of General shareholders' meeting contains incorrect data on amount, category (type) of the shares, owned by the shareholder that signed the suggestion and Company's Board of Directors has established that the shareholders that signed it owned at least 2 (Two) % of voting shares of the Company on the date the suggestion was signed, the issue should be included in the agenda of annual General Shareholders' Meeting.

If a suggestion on nominating candidates to the Company's management bodies contains incorrect data on amount, category (type) of the shares, owned by the shareholder that signed the suggestion and Board of Directors has established that the shareholders that signed it owned at least 2 (Two) % of voting shares of the Company on the date of suggestion, the issue should be included in the voting list to the respective Company's body.

Clause 5. Special requirements to suggestion issues to agenda of General Shareholders' Meeting

1. A suggestion on introducing issues to the agenda of General shareholders' meeting shall contain a statement of each suggested issue and may contain a wording of resolution on each suggested issue.

2. Each suggestion on introducing issues to the agenda of the General Shareholders' Meeting shall be considered by Board of Directors individually. Votes of the shareholders that signed different suggestions on introducing issues to the agenda of General shareholders' meeting shall not be summed up.

Shareholders are considered as ones that introduced a joint suggestion of an issue to the agenda of General Shareholders' Meeting, if they signed one such suggestion.

To include an issue in the agenda of General Shareholders' Meeting, it is required that at least one suggestion on introducing issues to the agenda of General shareholders' meeting was signed by shareholders that own the amount of the Company's voting shares, required by law.

3. The Company Board of Directors has no right to make any changes in wording of the issues, proposed by shareholders for inclusion to the agenda of General shareholders' meeting and in wording of resolutions on such issues.

Clause 6. Special requirements to suggestion on nominating candidates to Company's management bodies for election at General Shareholders' Meeting

1. The number of candidates in one suggestion on nominating candidates to the Company's management bodies shall not exceed the number of staff members of the corresponding body, determined in by the Company regulations or by decision of General Shareholders' Meeting.

If one suggestion indicates a greater number of the candidates than the number of staff members of the respective Company's body specified by the Company's Charter or decision of the General Shareholders' Meeting, there shall be considered only the number of candidates, corresponding to the number of staff members of this body, specified by the Company's Charter or decision of General shareholders' meeting. In this case, the consideration shall start from the first candidate in the suggestion and follow downward.

2. The suggesting on nominating a candidate shall contain the name of the body to which the candidate is nominated as well as the following data about candidates:

- Full name;
- Date of birth;
- Education, including post-graduate one (educational institution, graduation date, qualification);
- Employment and positions in the last 5 (five) years;
- Positions held in other legal entities in the last 5 (five) years;
- List of entities, with regard to which the candidate is an affiliated person, with indication of affiliation grounds.

To the suggestion on introducing a candidate to the agenda of the General Shareholders' Meeting a written consent of the nominated candidate may be attached

3. Each suggestion on nominating the candidates to the Company management bodies shall be considered by the Company's Board of Directors individually. Votes of the shareholders that signed different suggestions on nominating candidates for election to the Company's management bodies shall not be summed up.

Shareholders shall be considered as introducing a joint suggestion on nominating candidates to the Company's management bodies, if they signed one such suggestion.

To include a candidate in a ballot to the Company's management bodies, it is required that at least one of these

suggestions was signed by the shareholders that own the amount of the Company's voting shares, required by law.

If a candidate was nominated to the same Company's management body more than once and in one or more suggestion, he shall be considered as a nominee to this body and shall be entered into the ballot to this body only once.

Clause 7. Approval of ballots lists for election to company's bodies and issues, included in agenda of General shareholders' meeting

1. The Company's Board of Directors shall consider the suggestions, submitted to the Company and decide whether to include them in agenda of General Shareholders' Meeting or refuse it of such inclusion within 5 (Five) days after the deadline for accepting the suggestions on introducing the issues to the agenda of General Shareholders' Meeting and on nominating the candidates to the Company's management bodies, set by the Company's Charter. The issues, proposed by shareholder(s) shall be included in the agenda of General Shareholders' meeting, as well as the proposed candidates shall be included in the list of candidates for election to the respective Company's management body, save the cases when:

The shareholder(s) didn't keep the deadlines for submission of suggestions on introducing issues on the agenda of General shareholders' meeting and on nominating the candidates to the Company's management bodies, set by the Company's Charter;

Shareholder(s) that signed the suggestion on introducing issues to the agenda of the General Shareholders' Meeting and/or on nominees to the Company management bodies does not (do not) own the amount of the Company's voting shares, specified by Item 1, Clause 53 of Federal Law "On Joint Stock Companies";

The suggestion does not meet the requirements, specified by Items 3 and 4, Clause 53 of the Federal Law "On Joint-Stock Companies" and the requirements of Item 1, Clause 53 of the Federal Law "On Joint Stock Companies", based on them;

The issue, proposed for inclusion to the agenda of General Shareholders' Meeting, does not pertain to its competence according to the Federal Law "On Joint Stock Companies» and the Company Charter and/or does not meet the requirements of the Federal Law "On Joint-Stock Companies» and other legal acts of the Russian Federation.

2. The reasoned decision of the Company's Board of Directors, rejecting inclusion of a proposed issue in the agenda of General shareholders' meeting or the candidate to the ballot list for election to the respective Company's management body shall be sent to the shareholder(s) that submitted it within 3 (three) days since such a decision was taken.

A decision of the Company's Board of Directors, rejecting inclusion of the proposed issue in the agenda of General Shareholders' meeting or the candidate to ballot list for election to the respective Company's body may as well as evasion by the Company's Board of Directors from taking the decision may be appealed to a court.

Clause 8. Including issues in agenda of General Shareholders' Meeting by initiative of Company's Board of Directors

1. Besides issues proposed by the shareholders for including in the agenda of General Shareholders' Meeting, and also in case of absence of such propositions, absence or insufficient number of the candidates offered by the shareholders for formation of the appropriate Company's management body, the Company Board of Directors has the right to include in the agenda of General Shareholders' Meeting issues or nominees to the Company's management bodies at its own discretion.

2. After the Board of Directors notifies the shareholders about holding a General Shareholders' Meeting according to the procedure, provided for the Corporate Charter, the Company's Board of Directors has no right to change the agenda of the General Shareholders' Meeting.

Clause 9. Obtaining written consent of candidates, included in ballot list for election to Company's management bodies

1. The Company shall obtain from the person included in the ballot list for election to the Company's management bodies, his/her written consent to ballot as a candidate to the Company's respective management body.

The Company shall send each candidate included in the ballot list for election to a Company's management body a letter, in which it informs to what Company's management body he is nominated, who has introduced the suggestion on nominating him, what amount of the voting shares of the Company is owned by the shareholders who have nominated him. The letter shall contain a request to confirm in writing the candidate's consent to run for the given Company's management body as well as to confirm personally authenticity of the data about him, presented to the Company.

In case a candidate has been nominated by himself, it shall be considered that his written consent to ballot to this Company's management body is granted. In this case the Company shall not send him a letter requesting to confirm the consent to run for the given Company's body.

In case when the candidate's written consent to run for this Company's management body is submitted along with a suggestion to nominate him/her as a candidate to Company's management bodies, the Company need not send him a letter requesting to confirm the consent to run for the given Company's management body.

4. EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

Clause10. Convening an extraordinary General Shareholders' Meeting

1. Extraordinary General shareholders' meeting shall be held by decision of the Company's Board of Directors based on its own initiative, a request the Company's Auditing Committee or Auditor as well as at request of shareholder(s) owning at least 10% (Ten) of the Company's voting shares on the date of the request.

2. The amount of the Company's voting shares, owned by the shareholder that signed the suggestion on introducing issues to the agenda of General Shareholders' Meeting and on nominating candidates to the Company's management bodies, shall be determined on the date of compiling the list of persons eligible for participation in the General Shareholders' Meeting.

The percentage of voting shares, owned by the shareholder(s) that signed the suggestion on convening the General Shareholders' Meeting from the total amount of the Company's voting shares should be determined on the date of making a request to convene an extraordinary General Shareholders' Meeting.

The Company's Board of Directors shall obtain at its own initiative the data from the Register of subscribed ordinary shares' shareholders on the amount of shares of the respective category (type) owned by each shareholder that signed the request to convene an extraordinary General shareholders' meeting.

For the purposes of this paragraph the date of submitting the demand to the Company is viewed as the date of making it.

3. Convention of an extraordinary General Shareholders' Meeting at the request of the Company's Auditing Committee, or Auditor, or shareholder(s) owning at least 10% (Ten) of the Company voting shares is performed by the Company's Board of Directors.

The Company's Board of Directors has the right to consider suggestions and appeals of other bodies and persons (including governmental organs, shareholders that do not own the amount of the Company's voting shares set by the Federal Law "On Joint-Stock Companies» etc.) to convene an extraordinary General shareholders' meeting. In the case of satisfying them an extraordinary General shareholders' meeting is convened at the initiative of the Company's Board of Directors.

Clause 11. Terms of convening extraordinary General shareholders' meeting

1. Terms of convening an extraordinary General shareholders' meeting are set by the Company's Charter in compliance with the Federal Law "On Joint-Stock Companies».

Clause 12. Contents and form of request for convention of extraordinary General shareholders' meeting

1. A request to convene an extraordinary General shareholders' meeting shall formulate the issues to be included in the agenda of the General shareholders' meeting.

A request to convene an extraordinary General shareholders' Meeting may contain formulations of decisions on each of these issues as well as suggestion on the form of holding General shareholders' meeting. In case, when a request to convene an extraordinary General shareholders' meeting contains suggestion to nominate candidates to the Company's management bodies, this suggestion is covered by the respective provisions of Clause 53 of the Federal Law "On Joint-Stock Companies".

The Company's Board of Directors has no right to change wording of issues for the agenda, wording of decisions on such issues and change the suggested form of holding the extraordinary General shareholders' meeting convened at the demand of the Company's Auditing Committee, or Auditor, or shareholder(s) owning at least 10% (Ten) of the Company's voting shares.

The breach of the indicated rule is equated to refusal in convocation of General shareholders' meeting and results in the fact that the persons which to convene an extraordinary General shareholders' meeting assume the rights stipulated by p. 8 Clause 55 of the Federal Law "On Joint-Stock Companies".

2. In case, when demand to convene an extraordinary General shareholders' meeting comes from shareholder(s), it shall contain the names (designations) of shareholder(s) demanding to convene such a meeting and indicate the amount and category (type) of the shares owned by them.

3. A request to convene an extraordinary General shareholders' meeting is signed by person(s) demanding to convene an extraordinary General shareholders' meeting.

If a request to convene an extraordinary General shareholders' meeting indicates it is submitted by several persons, but signed only by some part of them, it is considered to be submitted by those persons that signed it. The Company's Board of Directors shall consider such a demand and has no right to reject it on the ground of absence of signatures of all persons, indicated in the demand.

In case, when a demand to convene an extraordinary General shareholders' meeting is signed by a shareholder whose rights to share are registered by deposit account at depository, a statement of a depo-account at depositary that registers rights to the indicated shares shall be enclosed with such a demand.

Clause 13. Consideration of requests for convention of extraordinary General shareholders' meeting

1. Within 5 (Five) days since the date of presenting the demand of the Company's Auditing Committee, or Auditor, or shareholder(s) owning at least 10% (Ten) of the Company's voting shares to convene an extraordinary General shareholders' meeting, the Company's Board of Directors shall decide to convene an extraordinary General

shareholders' meeting or refuse to convene the latter.

2. The decision, refusal to convene an extraordinary General shareholders' meeting at the demand of the Company's Auditing Committee, or Auditor, or shareholder(s) owning at least 10% (Ten) of the Company's voting shares may be taken in the instance when:

- The procedure of submitting the demand to convene an extraordinary General shareholders' meeting set by Clause 53 of the Federal Law "On Joint-Stock Companies" is not observed.
- Shareholder(s) demanding to convene an extraordinary General shareholders' meeting, don't own the amount of voting shares, specified by p.1 of Clause 53 of the Federal Law "On Joint Stock Companies";
- None of the issues, suggested for inclusion in the agenda of an extraordinary General shareholders' meeting falls within its competence and/or meets the requirements of the Federal Law "On Joint Stock Companies" and other laws of the Russian Federation;

3. Decision by the Company's Board of Directors to convene an extraordinary General shareholders' meeting or motivated decision to refuse the convention is sent to the persons demanding to convene it within 3 (Three) days since the date of making such a decision.

Decision by the Company's Board of Directors refusing to convene an extraordinary General shareholders' meeting may be appealed at court.

4. In case, when within the term, set by the Federal Law "On Joint Stock Companies", the Company's Board of Directors does not decide to convene an extraordinary General shareholders' meeting or refuse the convention, an extraordinary General shareholders' meeting may be convened by bodies and persons, demanding to convene it. In this instance, the bodies and persons, convening an extraordinary General shareholders' meeting have the powers required by law to convene and hold General shareholders' meeting.

In this case, the costs on preparing and holding General shareholders' meeting may be compensated by the decision of General shareholders' meeting at the Company's cost.

5. PREPARATION FOR GENERAL SHAREHOLDERS' MEETING

Clause 14. Preparation for General shareholders' meeting

1. While preparing General shareholders' meeting the Company's Board of Directors specifies:
   - The form of General shareholders' meeting (meeting or absentee voting);
   - Date of General shareholders' meeting;
   - Location of General shareholders' meeting;
   - Time of General shareholders' meeting;
   - Date of compiling a list of persons entitled to take part in General shareholders' meeting;
   - Agenda of General shareholders' meeting;
   - The procedure of notifying the shareholders about of General shareholders' meeting;
   - List of data (materials), provided to shareholders in the course of preparation of General shareholders' meeting and the order of providing it;
   - Design and text of voting paper;
   - Postal address, to which the completed voting papers can be sent;
   - Time of start of registration of persons, taking part in General shareholders' meeting.

6. MAKING THE RECORD OF PERSONS ELIGIBLE FOR PARTICIPATION IN THE GENERAL SHAREHOLDERS' MEETING

Clause 15. Record of persons eligible to participate in the General Shareholders' Meeting

1. The record of persons eligible for participation in the General Shareholders' Meeting shall be based on the Company Shareholder's register.

To make the record of persons eligible for participation in the General Shareholders' Meeting, a nominal shareholder shall submit information on the persons on whose behalf he/she is in possession of the Company shares as of the record date.

In the record of persons eligible for participation in the General Shareholders' Meeting the following persons are included:

- shareholders in possession of the Company ordinary shares;
- any other persons when it is provided for by the federal laws.

In case if the Company shares are the property of unit investment trusts, the managing companies of the latter shall be also eligible for participation in the General Shareholders' Meeting.

In case if the Company shares are a trust stock, the trustees shall be also eligible for participation in the General Shareholders' Meeting save the cases when the trustee is not eligible for voting on the shares trusted.

2. The record date cannot be determined before the General Shareholders' Meeting date is decided and shall be fixed no later than 50 (fifty) days (or 65 (sixty-five) days – if so provided by the Federal Law "On joint-stock companies" Clause 53, Item 2) prior to the General Shareholders' Meeting Date.

In case if the General Shareholders' Meeting was voted or its quorum was determined through the ballots received by the Company in accordance with Item 2 Clause 58 of the Federal Law "On Joint Stock Companies", the eligible persons' record date shall be set no less than 45 (forty five) days prior the General Shareholders' Meeting Date.

3. To make the record of persons eligible for participation in the General Shareholders Meeting, a nominal shareholder shall submit information on the persons on whose behalf he/she is in possession of the Company shares as of the record date.

4. The record of persons eligible for participation in the Company General Shareholders' Meeting shall contain the name of each Shareholder, his personal data required for identification and information regarding quantity and category (type) of owned voting shares, registered mail address in the Russian Federation through which he shall receive notifications regarding convening of the Company General Shareholders' Meeting, voting bulletins if required and voting results.

5. For information purposes and when preparing the General Shareholders' Meeting, the record of persons eligible for participation therein shall be provided by the Company upon request of the persons included in that record and owning no less than 1% (one percent) of votes for any item of General Shareholders' Meeting agenda – in the provisions stipulated by this Regulation or federal authorities in charge of the stock market. With this, document data and mail addresses of the physical persons included in that record can be provided only with those persons' consent.

Upon request of any interested person the Company shall provide him within 3 days (in words: three days) with a statement from the list of persons eligible for participation in the Company General Shareholders' Meeting, which shall contain information regarding this person or a certificate, where it shall be stated that he is not included into the list of persons eligible for participation in the Company General Shareholders' Meeting.

6. Changes into the record of persons eligible for participation in the Company General Shareholders' Meeting can be introduced only in order to restore violated rights of persons not included into the foresaid record to the date of its making or to correct mistakes made during its making.

7. GENERAL SHAREHOLDERS' MEETING CONVENING DETAILS

Clause 16. Notices on General Shareholders' Meeting

1. At the time of General Shareholders' Meeting preparation, the body of information to be furnished to the persons eligible to participate therein shall include:
   - Annual accounting reports inclusive of judgment by Company Auditor and conclusion of Company Auditing Committee as per the audit of annual accounts;
   - Information on candidates (or candidate) to Individual Executive Body of the Company, Company Board of Directors, Company Auditing Committee, Company Auditor and Company Counting Committee
   - Draft amendments to be included in the Company Charter or a draft new edition of the Company Charter, or draft internal documents of the Company;
   - Draft General Shareholders' Meeting decisions and information (or materials) provided for by the Company Charter;
   - Analytic studies and media materials;
   - Company annual report;
   - Conclusion by the Company Auditing Committee on reliability of the annual report data;
   - Recommendations by the Company Board of Directors concerning the profit distribution, including amount of dividends on Company shares and order of their payment, and Company losses as per financial year results.
2. Company annual report to be approved by the General Shareholders' Meeting shall contain information on:
   - Company market position;
   - Top-priorities of the Company business;
   - Report by the Company's Board of Directors on Company's achievements in the main business directions of the Company;
   - Views on Company development;
   - Report on the dividends paid (payable) on Company shares;
   - Statement of main risk factors related to the Company business;
   - List of transactions entered by the Company in the reporting year and considered as large acc. to the Federal Law "On Joint Stock Companies" No. 208-ФЗ of Dec. 26, 1995 as well as other transactions required in the Charter to be approved as large ones. This list shall indicate the essence of each transaction and the Company's management body that approved it.
   - List of transactions entered by the Company in the reporting year and considered as interested party transactions acc. to the Federal Law "On Joint Stock companies". This list shall contain the information on the person (or persons) concerned in each transactions, essence of each transaction and the Company's management body that approved it.
   - Current Company's Board of Directors including their short curriculum vitas (CV) and share ownership data plus information about changes in the Company Board introduced in the reporting year;
   - Some information about the President of the Company including his/her short curriculum vitae (CV) and share ownership data for the reporting year.

- The fee (costs compensation) and criteria thereof for the person in charge of the Company's President and for each member of the Company's Board of Directors or total amount of all their fees (costs compensation) paid or payable by results of the reporting year.
- Information on the Company's adherence to the corporate code of conduct.
- Any other information provided for by the Company Charter or other internal documents.

3. The Company Annual Report shall be signed by the Company's President and by the chief accountant of the Company. Before that, the Company annual report shall be endorsed by the Company's Board of Directors.

4. As additional information, when the General Shareholders' Meeting agenda provides for election of members of the Company's Board of Directors, the President of the Company, members of the Auditing Committee and/or members of the Counting Committee, a written consent of the nominees (or a statement that there was no written consent from them) should be provided. Such information shall be furnished to the persons eligible for participation in the General Shareholders' Meeting at the time of General Shareholders' Meeting preparation.

5. As additional information (materials), when the General Shareholders' Meeting agenda provides for voting on the issues implying a call for redemption by the Company, the following things shall be provided for the persons eligible at the time of General Shareholders' Meeting preparation:

- A report by a third-party appraiser on the market value of the Company shares that might be called for redemption by the Company;
- Company net assets calculations as per the Company financial statements for the last reporting period completed;
- Minutes (or a statement from them) of the Company's Board of Directors meeting at which the repurchase price of the Company shares was decided and stated.

6. As additional information (materials), when the General Shareholders' Meeting agenda provides for Company restructuring, the persons eligible for participation in the General Shareholders' Meeting shall at the time of General Shareholders' Meeting preparation receive:

- Justification of conditions and order of the Company restructuring contained in decision on a merger, demerger, split-up or transformation taken (accepted) by the Company's management body in charge.
- Annual reports and financial statements of all the entities involved in restructuring for 3 (three) completed financial years prior to the General Shareholders' Meeting date, or for each completed financial year since the time of formation - if the company history is less than three years.
- Quarterly accounts of all the entities involved in restructuring for the last completed quarter prior to the General Shareholders' Meeting date

7. When furnishing the shareholders with information, it should be specified to which item of the General Shareholders' Meeting agenda they relate.

8. The information provided for in this Clause shall be available for the persons eligible for participation in the General Shareholders' Meeting at the office of the Individual Executive Body of the Company or at any other places stated in the General Shareholders' Meeting notice. This information shall be available for the persons eligible for participation in the General Shareholders' Meeting within 20 (twenty) days prior to the General Shareholders' Meeting date or within 30 (thirty) days prior to the General Shareholders' Meeting date in case if the General Shareholders' Meeting agenda provides for Company restructuring. The information (materials) provided for in this Clause can be available on the Internet. The information (or materials) stipulated shall be available to the persons participating in the General Shareholders' Meeting at the time of convening.

9. When required by a person eligible for participation in the General Shareholders' Meeting, the Company shall furnish it with the copies of the stipulated documents within 5 (five) days since the date of receipt. The fee charged by the Company for furnishing these copies cannot be more than the cost of their production.

10. In case if it is the nominal shareholder registered in the register of Company shareholders, the General Shareholders' Meeting notice shall be sent to the nominal shareholder's address - unless in the record of persons eligible for participation in the General Shareholders' Meeting no other contact address is indicated. In case if the General Shareholders' Meeting notice be sent to the nominal shareholder, he shall inform his clients about that as stipulated by the laws of the Russian Federation or contracts between him and his clients.

Clause 17 Time of General Shareholders' Meeting Notification

1. The General Shareholders' Meeting Notice shall be made no later than 30 (thirty) days prior to General Shareholders' Meeting date or – if General Shareholders' Meeting agenda provides for Company restructuring - no later than 40 days prior to General Shareholders' Meeting date.

2. In cases provided for in Item 2 Clause 53 of the Federal law "On joint stock companies", the notice on extraordinary General Shareholders' Meeting shall be made no less than 60 (sixty) days prior to the convening date.

Clause 18. General Shareholders' Meeting Notice Content

1. The General Shareholders' Meeting notice shall state:

- Company's full name and location;
- Form of General Shareholders' Meeting convening (meeting or absent voting);

- Date, venue (mail address), time of General Shareholders' Meeting convening, and mail address for filled ballots submission - in case if the federal law "On Joint Stock Companies" (Item 3 Clause 60) permits sending the filled ballots to the Company; as well as mail address for filled ballots submission and ballots closing date – in case if the General Shareholders' Meeting is convened in the form of absent voting;
- General Shareholders' Meeting participants registration start-time;
- The date of making a record of persons eligible for participation in General Shareholders' Meeting;
- General Shareholders' Meeting agenda;
- Order of familiarization with the information (materials) to be furnished at the time of GSM preparation and address (addresses) where this information would be available.

8. PARTICIPATION OF SHAREHOLDERS AND THEIR REPRESENTATIVES IN THE GENERAL SHAREHOLDERS' MEETING. POWERS OF ATTORNEY.

Clause 19 The Persons attending the General Shareholders' Meeting

1. The General Shareholders' Meeting can be attended by the persons included in the record of persons eligible for participation in the General Shareholders' Meeting, their representatives, Company Registrar (or representative), members of the Company's management bodies, nominees included into ballots for elections into the Company's management bodies, and other persons admitted to the General Shareholders' Meeting by the Company Board of Directors.

2. The Company shall take all measures so as to ensure presence of the members of the Board of Directors, Individual Executive Body, members of Company's Auditing Committee and other management bodies of the Company. They shall provide qualified answers to the Meeting participants.

Clause 20. Eligibility for participation in the General Shareholders' Meeting.

1. The right to participate in the General Shareholders' Meeting shall be exercised both personally by shareholder and through representatives.

The Shareholder shall have the right to replace his representative participating at the General Shareholders' Meeting of the Company or participate in it personally at any time.

Shareholder representative at the Company General Shareholders' Meeting shall act within his powers, based on the Federal Laws or legal acts of respective governmental agencies or of local authorities, or on a power of attorney. Proxy card shall contain information regarding the represented person and the representative him/herself (name of a person or a company, place of residence or location, passport details). Proxy card shall be executed in accordance with the demands of Items 4 and 5, Clause 185 of the Russian Civil Code or certified by the notary public.

2. In case of transfer of shares after the date of making a record of all persons, eligible for participation in the Company General Shareholders' Meeting, and before the convening date of the Company general Shareholders' Meeting, the person, included into this record, shall provide the purchaser of shares with a proxy card in accordance with this purchaser's demands. This right shall also apply to all other cases of share transferring.

3. In case if the Company share is a joint property, then the General Shareholders' Meeting voting powers shall be exercised at joint-owners' discretion by one of the them or by their common representative. The powers of such a person shall be duly executed.

4. When transferring the shares, transferred after the record date, to two or more purchasers, the person, included into the foresaid record, shall vote at the Company General Shareholders' Meeting as instructed by each purchaser of these shares and/or give every purchaser of these shares proxy cards indicating the number of shares to vote with.

If purchasers' instructions match, their votes shall be summed up. If purchasers voting instructions regarding the same agenda item of the Company General Shareholders' Meeting do not match, than the person, included into the foresaid record, shall vote on each issue in accordance with the received instructions respectively to the amount of shares of each purchaser.

If the person, included into the foresaid record, issues proxy cards for shares transferred after the record date, the purchasers of these shares shall be registered for participation at the Company General Shareholders' Meeting and shall receive appropriate ballots.

9. GENERAL SHAREHOLDERS' MEETING IN THE FORM OF ABSENT VOTING.

Clause 21. General Shareholders' Meeting in the form of absent voting.

1. Decision of the General Shareholders' Meeting may be taken without holding of a meeting (a joint presence of shareholders with an aim to discuss the matters of agenda and to take a decision on matters put to the vote) by holding an absent voting.

The date of the General Shareholders' Meeting held in the form of absent voting is a closing date of ballots reception.

2. During the General Shareholders' Meeting held in the form of absent voting the following matters shall not be considered and decisions on them shall not be taken:

- election of Board of Directors of the Company;
- election of the President of the Company;

- election of the Auditing Committee of the Company;
- approval of the Auditor of the Company;
- approval of the annual reports, annual accounts, including reports on profits and losses (profit-and-losses accounts) of the Company, allocation of profits and losses of the Company upon a fiscal year results.

3. A new General Shareholders' Meeting in the form of absent voting can not be held instead of the frustrated General Shareholders' Meeting that should have been held in the form of joint presence.
4. Voting on issues of agenda of the General Shareholders' Meeting, held in the form of absent voting shall be performed through ballots.

10. QUORUM OF THE GENERAL SHAREHOLDERS' MEETING.

Clause 22. Quorum of the General Shareholders' Meeting.

1. The General Shareholders' Meeting shall be considered as legal (has a quorum) if it has been attended by shareholders possessing in aggregate more than half the votes of the voting shares of Company.
2. Shareholders registered for participation in the meeting and shareholders whose ballots were received no later than 2 (Two) days before the date of the General Shareholders' Meeting shall be considered as the members of the meeting held.

All the shareholders whose ballots were received before the closing date of voting papers reception shall be considered to be the members of the meeting held in the form of absent voting.

3. If the agenda of the General Shareholders' Meeting contains issues to be balloted by different number of voters, the quorum for considering such issues shall be determined separately. Lack of quorum for considering the issues to be balloted by one part of shareholders, shall not hamper taking decisions on the matters to be balloted by another part of shareholders, in the presence of a quorum required for such issues.
4. In a lack of a quorum for the General Shareholders' Meeting, a new General Shareholders' Meeting with the same agenda shall be held. In a lack of a quorum for an extraordinary General Shareholders' Meeting, the repeated General Shareholders' Meeting with the same agenda can be held.
5. The new General Shareholders' Meeting shall be considered as legal (has a quorum), if it has been attended by shareholders possessing in aggregate not less than 30 per cent of votes of the voting shares of Company.
6. A General Shareholders' Meeting notice shall be given in accordance with the requirements of Clause 52 of the Federal Law "On Joint Stock Companies". But for all that, the provisions of the second paragraph of the Item 1, Clause 52, the Federal Law «On Joint Stock Companies» are not applicable. Handing, sending and publication of ballots during the new General Shareholders' Meeting shall be carried out in accordance with requirements of Clause 60 of the Federal Law "On Joint Stock Companies".
7. If the new General Shareholders' Meeting be held less than 40 (forty) days after a frustrated one, the persons eligible for participation in the General Shareholders' Meeting shall be approved in accordance with the register of persons, that were eligible to participate the frustrated General Shareholders' Meeting.
8. To confirm the quorum and to count the votes, the parts of votes given in fractional shares shall be summed up without rounding.

11. EXECUTIVE BODIES OF THE GENERAL SHAREHOLDERS' MEETING.

Clause 23. The general provisions on the bodies of the General Shareholders' Meeting.

1. The operational bodies of the General Shareholders' Meeting are:
   - Presidium;
   - Chairman;
   - Secretary;
   - Counting Committee of the Company (special registrar of Company performing functions of Counting Committee of the Company).

Clause 24. Presidium of the General Shareholders' Meeting.

1. The general conduct of the General meetings of shareholders, held in the form of a joint presence of the shareholders with an aim to discuss issues of agenda and to take decisions on matters put to vote, is performed by the Presidium of the General Shareholders' Meeting.
2. The staff of the presidium shall be approved by the Board of Directors of the Company.
3. The presidium shall jointly coordinate the activity of other operational bodies of the General Shareholders' Meeting, ensure adherence to the procedures of meeting; analyze the issues and applications for the meeting, summarize and classify them and, in certain cases, announce a joint opinion of the Presidium on a specific matter, attach to the minutes of meeting the materials (speech texts, reports, information, etc.) of the members of the meeting, that submitted the above-mentioned materials to the Presidium.

Clause 25. Chairman of the General Shareholders' Meeting.

1. Chairman of the Board of Directors of Company shall preside during the General Shareholders' Meeting, and in his absence or in case of his refusal to preside – there shall be a member of the Company's Board of Directors

elected in accordance with the decision of the Company's Board of Directors.

2. Chairman of the General Shareholders' Meeting shall:

- announce the opening of General Shareholders' Meeting and closing of the meeting;
- announce voting on the issue after the end of discussing;
- coordinate General Shareholders' Meeting, ensure adherence to the meeting regulations;
- give necessary instructions and assignments to the Counting Committee of Company;
- give instructions to submit documents of the General Shareholders' Meeting to the members of meeting upon their requests;
- take measures for maintenance of order during the General Shareholders' Meeting, rule the speaker out of order in case of violation of the order of meeting;
- announce rest pauses, sign minutes of the General Shareholders' Meeting.

3. Chairman of the General Shareholders' Meeting is not entitled to interrupt the speech of a member of the meeting, comment on it, otherwise it is caused by a violation of the order of meeting or other procedural reasons.

4. Chairman of the meeting shall have ensure that all the questions of shareholders be answered directly at the General Shareholders' Meeting by the Chairman in person or officials of Company and members of the Board of Directors of Company present in the meeting. In case if the question turns too complicated to be answered immediately, answer shall be submitted in writing as soon as possible after completion of the General Shareholders' Meeting.

Clause 26. Secretary of the General Shareholders' Meeting.

1. Secretary of the General Shareholders' Meeting (hereinafter referred to as - «Secretary») is a person, appointed by the Board of Directors of the Company.

2. Secretary shall keep and sign minutes of the General Shareholders' Meeting, and present the minutes and decisions of the General Shareholders' Meeting to the shareholders, if so requested.

Clause 27. Counting Committee of Company.

1. In the Company the Counting Committee shall be established as a permanent operational body of the General Shareholders' Meeting, The staff of the Counting Committee of Company shall be approved by the General Shareholders' Meeting upon a proposal by the Board of Directors of Company.

In case if the Registrar of Company is the holder of the list of shareholders, he may be entitled to perform functions of the Counting Committee of Company. But for all that, if the quantity of shareholders of Company possessing the voting shares exceeds 500 (Five hundred), the functions of Counting Committee of Company shall be performed by the Registrar of Company.

2. The staff of the Counting Committee of Company shall involve no less than 5 (Five) persons. The members of the Board of Directors of Company, members of the Auditing Committee, Individual Executive Body, the managing company or manager, and persons, proposed for such position shall not be members of Company Counting Committee.

In case if term of powers of the Counting Committee of Company is expired or the quantity of its members becomes less than 5 (Five), or in case of presence of less than 5 (Five) members of the Company Counting Committee, a Registrar of Company may be entitled to perform functions of Company Counting Committee.

3. Company Counting Committee shall verify the authority and register persons, taking part in the General Shareholders' Meeting, determine the quorum of the General Shareholders' Meeting, clarify the problems, arising from exercising by the shareholders (representatives) their right to vote during the General Shareholders' Meeting, explain the procedure of voting on the issues, put to the vote, ensure adherence to the established procedure of voting and rights to vote of shareholders; count votes and summarize the results of voting, execute minutes of voting results and relegate the ballots to the archives.

12. REGISTRATION OF THE MEMBERS OF THE GENERAL SHAREHOLDERS' MEETING.

Clause 28. The members of the General Shareholders' Meeting.

1. Shareholders registered for attending the General Shareholders' Meeting and shareholders whose voting papers have been received not later than 2 (Two) days before the date of the General Shareholders' Meeting are considered to be the members of the General Shareholders' Meeting to be carried out in the form of joint presence with an aim to discuss the issues of agenda and to take decisions on the matters put to the vote, with the prior delivery of ballot before the General Shareholders' Meeting.

2. Shareholders whose voting papers have been received not later than the closing date of ballots reception are considered to be the members of the General Shareholders' Meeting to be carried out in the form of absent voting.

If the voting during the General Shareholders' Meeting may be carried out by sending the filled ballots to the Company, upon request of persons registered for attending the General Shareholders' Meeting, whose ballots have not been received or have been received later than 2 (Two) days before the date of meeting, they can be issued with voting papers with a note of reissue.

Clause 29. Registration of the members of the General Shareholders' Meeting.

1. Counting Committee of Company (Registrar of Company) shall verify authority and register persons, taking

part in the General Shareholders' Meeting.

2. Registration location shall coincide with the meeting location.

3. Persons having eligible for participation in the General Shareholders' Meeting, except for the persons whose voting papers have been received no later than 2 (two) days before the date of the General Shareholders' Meeting, are subject to registration for attending the General Shareholders' Meeting.

Persons having right to take part in the General Shareholders' Meeting, held in the form of meeting, whose voting papers have been received not later than 2 (two) days before the date of the General Shareholders' Meeting, are entitled to attend the General Shareholders' Meeting.

Clause 30. Procedure of the registration of members of General Shareholders' Meeting

1. During the registration, the Company Counting Committee (Registrar of Company) shall keep books of:
   - registration of the members of the General Shareholders' Meeting;
   - accounting of letters of attorney and other documents, confirming the right of a member of the General Shareholders' Meeting to act on behalf of a shareholder.

Counting Committee of Company may also keep other registration books on one's own initiative.

2. Registration shall start not later than 2 (two) hours before opening of the General Shareholders' Meeting.

3. During registration next documents shall be submitted by the members of the General Shareholders' Meeting:
   - shareholder (natural person) – identification card;
   - representative of the shareholder (of a natural person) – letter of attorney on behalf of shareholder, composed in accordance with the requirements of the Federal Law "On Joint Stock companies", and identification document;
   - representative of the shareholder (of a juridical person) - letter of attorney on behalf of juridical person, composed in accordance with the requirements of the Federal Law "On Joint Stock Companies" and identification document;
   - manager of a juridical person being a shareholder of the Company, - document, confirming his official position in accordance with the current legislation and identification document.

Counting Committee of Company on the basis of documents above mentioned in the Clause, certifies identity of a member of the General Shareholders' Meeting.

The Company Counting Committee shall issue to a member of the General Shareholders' Meeting, against signature, ballots and other materials subject to distribution among members of the General Shareholders' Meeting.

Company Counting Committee shall fill the registration books of members of the General Shareholders' Meeting.

Letters of attorney and other documents, confirming the right of the member of the General Shareholders' Meeting to act on behalf of shareholder, shall be submitted to the Company during registration. A member of the General Shareholders' Meeting can at his own wish submit to the Company the notarized copies of these documents.

4. Counting Committee of the Company upon the results of the registration shall draw up minutes of the members of the General Shareholders' Meeting, in which shall be indicated:
   - full proprietary name of Company;
   - legal address of Company;
   - type of General Shareholders' Meeting (annual, extraordinary);
   - for an extraordinary General Shareholders' Meeting – initiators of carrying out the meeting;
   - procedures of General Shareholders' Meeting carrying out (meeting or absent voting);
   - date of General Shareholders' Meeting (date of cancellation of voting papers reception in case of carrying out of the General Shareholders' Meeting in the form of absent voting);
   - time of the General Shareholders' Meeting carrying out;
   - time of commencement and completion of registration of the members of the General Shareholders' Meeting;
   - General Shareholders' Meeting location (or place where the results of General Shareholders' Meeting held in the form of absent voting are reviewed);
   - date of drawing up of a list of persons, having a right to assist at the General Shareholders' Meeting;
   - agenda of the General Shareholders' Meeting;
   - number of the voting shares of the Company, considered while confirming the quorum on the matter, put to the vote;
   - number of persons, registered to take part in the General Shareholders' Meeting, and quantity of voting shares of Company belonging to them;
   - number of voting papers, received by Company not later than 2 (Two) days before the date of General Shareholders' Meeting, and quantity of voting shares of Company, represented by such papers;
   - number of voting papers, issued during registration of the members of the General Shareholders' Meeting;
   - quorum for each matter, put to the vote;
   - data about the received letters of attorney (with copies);
   - date of drawing up of the report.

Complaints in writing and applications for the registration procedure shall be attached to the report.

The minutes shall be signed by the Chairman of the Counting Committee of the Company (representative of the

Registrar of Company).

5. After the discussion is finished on the certain matter of agenda Chairman shall announce voting on this specific matter.

13. PROCEDURES OF GENERAL SHAREHOLDERS' MEETING CARRYING OUT IN THE FORM OF JOINT PRESENCE OF SHAREHOLDERS WITH AN AIM TO DISCUSS MATTERS OF AGENDA AND TO TAKE decisions ON MATTERS PUT TO THE VOTE

Clause 31. Date and place of the General Shareholders' Meeting carrying out

1. General Shareholders' Meeting is held in Irkutsk, except otherwise provided by the Company's Charter. The General Shareholders' Meeting shall not be held in such place and such time that could obstruct or make impossible the presence of the majority of the shareholders of Company at the General Shareholders' Meeting.

2. The General Shareholders' Meeting shall not be held during night time (since 22 h till 6 h of local time).

Clause 32. Procedures of General Shareholders' Meeting carrying out

1. General Shareholders' Meeting shall be held continuously until the decisions on all the matters of agenda are taken.

2. Not less than 15 (fifteen) minutes shall be reserved for statements of speakers concerning each matter of agenda.

3. Questions for speakers and applications for giving the floor shall be made in writing. Notes with questions and applications are delivered to the Presidium of the General Shareholders' Meeting or, in the absence of such, to the Counting Committee of Company (Registrar of Company).

4. Not less than 30 (thirty) minutes shall be reserved for answers on questions concerning the speeches at the meeting.

5. After 2 (two) hours of continuous work of the General Shareholders' Meeting, a break not less than 15 (Fifteen) and not exceeding 30 (Thirty) minutes shall be announced.

6. After 4 (four) hours of continuous work of the General Shareholders' Meeting a break not less than 40 (Forty) minutes and not exceeding 2 (Two) hours shall be announced.

7. If it is impossible to hold a General Shareholders' Meeting in 1 (One) day, a rest pause shall be announced till the next day, but not earlier than 9 h of local time.

Breaks exceeding the stipulated time are prohibited.

8. In accordance with the given procedure the Board of Directors of Company shall approve regulations of the General Shareholders' Meeting for cases, not stipulated in Clause1-7 of Clause.

14. VOTING AT GENERAL SHAREHOLDERS' MEETING. BALLOTS

Clause 33. Voting at General Shareholders Meeting

1. Voting at the General Shareholders' Meeting shall be carried out by a principle "one voting share – one voice" or when voted cumulatively – "one voting share – equal number of voices".

2. When voting, a General Shareholders' Meeting participant cannot divide the votes he possesses. It means, if he/she has more than one voting share he/she cannot vote for a specific decision with only one part of his votes and at the same time disapprove or abstain from this decision by another part of his votes.

3. If in counting the votes there be 2 (two) or more ballots filled by the same person and showing mismatching preferences on the same balloted issue, then all such ballots related to this issue shall be considered as null and void.

This rule does not cover the ballots, signed by the person that issued a proxy card for the shares transferred after the eligible persons' record date and/or by the persons acting by these proxy cards, in which it is stated how many votes were cast for the particular issue and which have appropriate notes provided for by item 2 Clause 35 of this Regulation.

4. If a ballot for elections into the Company's Auditing or Counting Committee or for elections of the Company President was voted affirmatively and it cast an affirmative vote for more nominees than it was stipulated for this or that body, such a ballot shall be considered null and void concerning this particular issue.

This rule does not cover the ballots signed by the person voting by the shares transferred to him/her after the eligible persons' record date in accordance with the instructions he/she received from the purchasers of such shares as well as ballots signed by the person voting by the shares floating outside the Russian Federation as depositary securities and marked as provided for in item 2 Clause 35 of this Regulation.

5. The persons registered for participation in the General Shareholders Meeting, if it is convened as a joint presence, may vote on all issues of the agenda since the time of General Shareholders' Meeting opening and up to its closing. In cases if by the Company's Charter, this Regulation or decision of the General Shareholders' Meeting on the rules of General Shareholders' Meeting order, the results of voting and decisions taken by the General Shareholders' Meeting are to be announced at the General Shareholders' Meeting - they may vote right from the moment of General Shareholders' Meeting opening and up to the counting of votes on issues of General Shareholders' Meeting agenda. This regulation does not cover the voting on the rules of General Shareholders' Meeting order.

From the moment the last issue of the General Shareholders' Meeting agenda be discussed (the last issue of the General Shareholders' Meeting agenda in a presence of a quorum) and up to General Shareholders' Meeting closing time (start of votes counting) the persons who did not vote before that moment must be granted a time to vote.

Clause 34. Ballots.

1. The voting at the General Shareholders' Meeting on the issues put to vote shall be carried out through ballots.

2. The ballot shall be delivered by hand against acknowledgement to each person (or representative) included in the record of persons eligible to participation in the General Shareholders' Meeting and registered for such participation save the cases provided by the second paragraph of this item.

If the General Shareholders' Meeting is convened as an absent voting or if there be 1000 (one thousand) or more voting shareholders registered for the General Shareholders' Meeting, the ballot shall be forwarded or delivered by hand against acknowledgement to each person recorded and eligible for participation in the General Shareholders' Meeting no later than 20 days before the General Shareholders' Meeting date.

3. The design and text of the ballot shall be approved by the Company's Board of Directors. For voting, there can be several ballot blanks provided. The ballot blank may include one or several issues put to voting. When convening the General Shareholders' Meeting as a joint presence of shareholders to discuss the issues of agenda and decide the questions put to vote, and the ballot blanks were forwarded (delivered) to the shareholders prior to the General Shareholders' Meeting, so these blanks shall differ from the blanks granted to the shareholders at the time they register for participation in the General Shareholders' Meeting.

Clause 35. Ballots content

1. When convening the General Shareholders' Meeting as a joint presence of shareholders to discuss the issues of agenda and decide the questions put to vote, and the ballots were forwarded (delivered) to the shareholders prior to the General Shareholders' Meeting, these ballots shall include:

- Company's full name and location;
- Form of General Shareholders' Meeting convening (joint presence or absent voting);
- Date, venue (mail address), time of General Shareholders' Meeting convening, and mail address for filled ballots submission - in case if the federal law "On Joint Stock Companies" (Item 3 Clause 60) permits sending the filled ballots to the Company; as well as mail address for filled ballots submission and ballots closing date – in case if the General Shareholders' Meeting is convened in the form of absent voting;
- Decision wordings per each issue (name of each nominee) voted by the particular ballot;
- Voting preferences per each issue of agenda expressed as "aye", "nay" and "abstained";
- Note if the shareholder should sign the ballot.

Against each preference there shall be boxes or spaces so that the voter could put down the number of votes cast for each option or just the number of votes belonging to a person eligible. With this, if such a ballot is used to cast a vote for two of more issues of the General Shareholders' Meeting agenda, and the number of votes cast by the eligible person is not the same on different issues of the General Shareholders' Meeting agenda, this ballot shall state the number of voices cast by the eligible person on each issue of the General Shareholders' Meeting agenda.

In case of a cumulative voting, the ballot shall indicate it, explain the essence of the cumulative voting and contain the following clarification:

"A fractional part of the vote being a result of multiplication of votes belonging to a holder of a fractional share by the number of persons to be elected to the Company's Board of Directors can be cast only for one candidate."

2. The ballot shall include the following clarifications:

- The voter can select only one voting preference save the cases when the voter casts his/her voice as instructed by the persons that purchased the shares after the record date or as instructed by holders of the depositary securities;
- If the ballot contains more than one preference mark, then appropriate spaces or boxes shall state the number of voices cast for this or that option and a note that this voting was done as instructed by purchasers of the shares transferred after the eligible persons' record date and/or as instructed by holders of the depositary securities;
- The person voting by a proxy card issued for the shares transferred after the eligible persons' record date shall state in a box (space) against the preferred option the number of voices he/she cast for that as well as make a note that this voting was done by a proxy card issued for the shares transferred after the eligible persons' record date.
- If it happened so that after the eligible persons' record date the shares were transferred only in part, the voter shall state in a box against the preferred option the number of votes he cast for, and make a note that it was a part of the shares transferred after the eligible persons' date. If regarding the shares transferred after the eligible persons' record date there be an instruction from the purchaser of such shares and it would match with the option preferred by the direct voter, such votes shall be summed up.

3. If a ballot be considered null and void when voting on one or several or all the issues put to vote by this ballot, this will not constitute a ground to discard the voices stated by the ballot when forming a quorum.

Clause 36. Order of voting

1. A participant to the General Shareholders' Meeting can state and express his/her opinion on the issues put to vote

by both engaging himself/herself in debating these issues and abstaining from it.

2. Participants to the General Shareholders' Meeting shall fill in their ballots without polling booths. To boost up the summarizing of votes, there can be several ballot boxes provided – "aye-boxes", "nay-boxes" and "abstain-boxes".

Clause 37. Ballots Safekeeping

1. Until the Company ceases its operations, it shall store all the received ballots, including:

- The ballots received by the Company after the ballot closing date if the General Shareholders' Meeting is convened as an absent voting.
- The ballots received by the Company within two days before the General Shareholders' Meeting date if the meeting is convened as a shareholders joint presence with the purpose to discuss the issues of agenda and decide the issues put to vote, and the ballots were issued delivered (by hand against acknowledgement) before the General Shareholders' Meeting.

15. MINUTES AND REPORT ON GENERAL SHAREHOLDERS' MEETING VOTING RESULTS

Clause 38. Minutes and report on voting results

1. Company Counting Committee shall execute minutes of voting results. These minutes shall be signed by the members of Company's Counting Committee or by a person performing its functions. The minutes of voting results shall be executed no later than 15 (fifteen) days after the General Shareholders' Meeting closing date or ballots closing date if the General Shareholders' Meeting was convened as an absent voting.

2. After the minutes of voting results are executed and the General Shareholders' Meeting minutes are signed, the ballots shall be sealed by the Counting Committee and relegated to the Company's archive.

3. The minutes of General Shareholders' Meeting shall be attached with:

- the minutes of the Company's Counting Committee of the results of voting at the General Shareholders' Meeting;
- the documents accepted or approved by General Shareholders' Meeting decisions.

4. Decisions taken by the General Shareholders' Meeting as well as voting results shall be announced at the General Shareholders' Meeting at which the voting was done or presented to the registered eligible persons in a form of a ballot report no later than 10 (ten) days after the minutes of voting results were executed and in the order stipulated for General Shareholders' Meeting notification.

Clause 39. Minutes of General Shareholders' Meeting

1. The minutes of General Shareholders' Meeting shall be executed in two originals no later than 15 days after the GSM closing date. Both originals shall be signed by the GSM chairman and GSM secretary.

2. The minutes of General Shareholders' Meeting shall state:

- Company full name and location;
- Type of General Shareholders' Meeting (annual, extraordinary);
- Procedure of General Shareholders' Meeting convening (joint presence or absent voting);
- General Shareholders' Meeting agenda;
- General Shareholders' Meeting date;
- General Shareholders' Meeting venue (address), if convened as a joint presence;
- Time of commencement and closing time of registration of the persons eligible for participation in the General Shareholders' Meeting, if convened as a joint presence;
- Time of opening and closing time of the General Shareholders' Meeting if convened as a joint presence, as well as time of commencement of the votes counting – in case if the decisions taken and voting results were announced at the General Shareholders Meeting;
- Mail address (or addresses) to which the filled ballots were sent if the meeting was convened as an absent voting or if the issues of the General Shareholders' Meeting agenda could be voted by sending the filled ballots to the Company;
- Number of votes belonging to the persons registered as eligible for participation in the General Shareholders' Meeting per each issue of the General Shareholders' Meeting agenda;
- Number of votes belonging to the persons that participated in the General Shareholders' Meeting, with a breakdown per each issue of the General Shareholders' Meeting agenda and a remark if there was quorum for this or that specific issue or not;
- Number of votes cast for each voting option ("aye", "nay", "abstained") per each quorumed issue of the General Shareholders' Meeting agenda;
- Wordings of the decisions taken by the General Shareholders' meeting on each issue of the General Shareholders' Meeting agenda;
- Chairman (presidium) and secretary of the General Shareholders' meeting;
- Key points of speeches, name of spokesmen speaking per each issue of the General Shareholders' Meeting agenda, if convened as a joint presence;
- Date of execution of minutes of the General Shareholders' Meeting.

Clause 40. Minutes by the Company Counting Committee

1. The minutes by the Company Counting Committee on voting results at the General Shareholders' Meeting shall state:

- Company full name and location;
- Type of General Shareholders' Meeting (annual, extraordinary);
- Procedure of General Shareholders' Meeting convening (joint presence or absent voting);
- General Shareholders' Meeting date;
- General Shareholders' Meeting venue, if convened as a joint presence (actual address of the meeting);
- General Shareholders' Meeting agenda;
- Time of commencement and closing time of registration of the persons eligible for participation in the General Shareholders' Meeting if convened as a joint presence;
- Time of opening and closing time of the General Shareholders' Meeting if convened as a joint presence as well as time of commencement of the votes counting – in case if the decisions taken and voting results were announced at the General Shareholders Meeting;
- Number of votes belonging to the persons registered as eligible for participation in the General Shareholders' Meeting per each issue of the General Shareholders' Meeting agenda;
- Number of votes belonging to the persons that participated in the General Shareholders' Meeting, with a breakdown per each issue of the General Shareholders' Meeting agenda and a remark if there was quorum for this or that specific issue or not;
- Number of votes cast for each voting option ("aye", "nay", "abstained") per each quorumed issue of the General Shareholders' Meeting agenda;
- Number of votes that were cast for each issue of the General Shareholders' Meeting agenda put to vote and remained uncounted due to nullification of the ballots (including the ones cast for specific issues);
- Names of members of the Company Counting Committee or name of the Company Registrar if he/she performed the work of that Committee: full company name, Company Registrar location and names of the persons authorized by the Company Registrar;
- Date of execution of the Counting Committee minutes on voting results at the General Shareholders' Meeting.

2. In case if the issues of the General Shareholders' Meeting agenda were voted without ballots, then the Counting Committee minutes of voting shall be attached with the list of persons participated in the General Shareholders' Meeting, indicating the preference of each participator (or absence thereof) per each quorumed issue of the General Shareholders' Meeting agenda.

Clause 41. Report on voting results

1. The report on the voting at the General Shareholders' Meeting shall indicate:

- Full Company name and location;
- Type of General Shareholders' Meeting (annual, extraordinary);
- Procedure of GSM convening (joint presence or absent voting);
- General Shareholders' Meeting date;
- General Shareholders' Meeting venue, if convened as a joint presence (actual address of the meeting);
- General Shareholders' Meeting agenda;
- Number of votes belonging to the persons registered as eligible for participation in the General Shareholders' Meeting per each issue of the General Shareholders' Meeting agenda;
- Number of votes belonging to the persons that participated in the General Shareholders' Meeting, with a breakdown per each issue of the General Shareholders' Meeting agenda and a remark if there was quorum for this or that specific issue or not;
- Number of votes cast for each voting option ("aye", "nay", "abstained") per each quorumed issue of the General Shareholders' Meeting agenda;
- Wordings of the decisions taken by the General Shareholders' meeting on each issue of the General Shareholders' Meeting agenda;
- Names of members of the Company Counting Committee or name of the Company Registrar if he/she performed the work of that Committee: full company name, Company Registrar location and names of the persons authorized by the Company Registrar;
- Names of the Chairman and secretary of the General Shareholders' Meeting.

Clause 42. Supplementary requirements to execution of General Shareholders' Meeting minutes, Counting Committee minutes of voting results and report on General Shareholders' Meeting voting results

1. In case if the General Shareholders' Meeting agenda includes an issue on Company's approval of a non- arm's length transaction, then the General Shareholders' Meeting minutes, Counting Committee minutes of voting results and report on General Shareholders' Meeting voting result shall indicate:

- The number of votes belonging to the persons eligible to vote on this specific issue, registered as eligible for participation in the General Shareholders' Meeting and unrelated to Company's entering

into the transaction;

- The number of votes belonging to the persons that participated in the General Shareholders' Meeting and were unrelated to Company's entering into the transaction.
- The number of votes cast for the issue and distribution of preferences ("aye", "nay", "abstained").

Clause 43. Procedure of Keeping and Submission of General Shareholders' Meeting and Voting Minutes

1. The minutes and report on General Shareholders' Meeting voting results as well as the General Shareholders' Meeting minutes are the documents to be stored permanently. For the shareholders, a free access to these documents shall be granted.

2. Copies of the minutes stated in Item 1 of this Clause shall be furnished to the shareholder within 5 (five) days since the date the Company receives the appropriate request from the shareholder. Submission of these copies shall be against reimbursement of the copies' costs of production and delivery incurred by the Company.

16. FINANCIAL SUPPORT TO PREPARATION AND CONVENING OF THE GENERAL SHAREHOLDERS' MEETING

Clause 44. Sources and scope of financing of the General Shareholders' Meeting convening

1. The cost estimate of the General Shareholders' Meeting shall be approved by the Company's Board of Directors based on proposal of the Company's executive body.

Clause 45. Reimbursement of General Shareholders' Meeting convening costs

1. In case if the General Shareholders' Meeting is convened by decision of the persons eligible to call for the General Shareholders' Meeting, the expenses of such persons related to the General Shareholders' Meeting convening may be reimbursed by the Company if so decided by the General Shareholders' Meeting.

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

REGULATION OF EXECUTIVE COMMITTEE
of Joint-Stock Company
"Scientific - production corporation "Irkut"

Moscow
2004

Clause 1. General provisions.

1. Present Regulation is an internal document of Joint-Stock Company "Scientific - production corporation "Irkut" determining the order of forming of the Executive Committee, rights, obligations and responsibilities of the Executive Committee members, terms, order of convening and holding of the Executive Committee meetings, the quorum to hold meetings, the order of making decisions by the Executive Committee and control over their execution.

2. Present Regulation is worked out in accordance with the Federal law "On joint stock companies" (hereinafter referred to as the Joint Stock Company Law) and the Charter of Joint-Ctock Company "Scientific - production corporation "Irkut" (hereinafter after referred to as "the Company"), determines legal and managerial basis of formation and activities of the collective executive body (Executive Committee) of the Company.

Clause 2. Status of the Executive Committee.

1. The Executive Committee is a collective executive body of the Company. Executive committee manages current activities of the Company within its competence provided by the legislation of RF, the Charter and other normative acts of the Company.

2. The Executive committee arranges implementation of decisions of the General shareholders' meeting and of the Board of directors of the Company. In its activities the Executive committee is accountble to the General shareholders' meeting and to the Board of Directors.

3. In its activities the Executive committee is governed by the legislation og RF, the Charter of the Company and this Regulation.

Clause 3. The staff and the order of forming of the Executive committee.

1. The number of the Executive committee's staff members is determined by the Board of Directors of the Company.

2. The individual executive body (the President) of the Company is in position of the Chairman of the Executive committee.

3. The Executive committee members except for the Chairman are appointed by the Board of Directors for 3 (three) years as advised by the President.

4. The labour legislation covers the relations between the Company and the Executive committee members only where it is not in conflict with the Joint Stock Company Law. Executive committee members conclude a labour contract signed on behalf of the Company by the Chairman of the Board of Directors, or by a person authorized by the Board of Directors.

If an employee of the Company is elected as the Executive committee's member, cessation of his activities as the Executive committee member does not constitute removal from his/her post.

5. The Executive committee members are allowed to combine posts in executive bodies of other companies only by consent of the Board of Directors of the Company.

6. Membership in the Executive committee is ceased in the following cases:

а) On the basis provided by the current legislation and the labour contract concluded between the Company and the Executive committee member.

б) The General meeting of shareholders passes changes to the Charter of the Company, or it passes the Charter of the Company in new wording, if according to the changes the Executive committee is excluded from the Company executive bodies.

в) The Board of Directors of the Company makes the decision to cease powers of the Executive committee members ahead of schedule.

Clause 4. Rights and duties of the Executive committee's members.

1. Rights and duties (legal status) of the Executive committee members are determined by this Regulation, the Charter of the Company, the Joint Stock Company Law and other legal acts of RF, labour contracts concluded between the Executive committee members and the Company.

2. The Executive committee's members have the right:

2.1. to participate in the Executive committee's meetings with the right of the casting vote

2.2. to include items into agenda of the Executive committee's meeting.

2.3. to demand convocation of an extraordinary meeting of the Executive committee.

2.4. to get information of the Company's activities.

Each member of the Executive committee gets access to the information being a commercial secret or to any other confidential information in accordance with the order set by the Company.

2.5. to speak at meetings of the Executive committee, take part in discussions, make proposals, make comments and provide information about the discussed items.

2.6. to familiarize themselves with minutes of meetings and other documents of the Executive committee.

3. Members of the Executive committee are obliged:

3.1. while executing their rights and duties, to act in the interests of the Company, and to provide a proper execution of their rights and duties with respect to the Company.

3.2. to participate in meetings of the Executive committee.

3.3. to control preparation and timely presentation of materials to the Executive committee meetings on issues within their competence.

3.4. to ensure protection of commercial secret and other confidential information of the Company's activities.

3.5. to observe the Charter of the Company, this Regulation, terms of the agreement with the Company and other internal documents of the Company.

3.6. To execute decisions of the General shareholders meeting, the Board of Directors and the Executive committee of the Company.

3.7. to inform the Board of Directors, the Auditing committee and the Auditor of the Company about:

legal entities in which a member of the Executive committee owns 20 (twenty) or more percent of voting shares (equity shares, equities) on his own or together with his affiliate (affiliates);

legal entities, in executive bodies of which the Executive committee's member hold any posts;

any made and/or supposed transactions that are known to the Executive committee's member and in which he or she may be interested.

3.8. to execute their labour functions in the Company according to the terms of the labour contract.

4. Members of the Executive committee are responsible to the Company for damages caused by their guilty activities (failure to act), if the Federal laws do not provide any other bases and scopes of responsibility. But members of the Executive committee who voted against the decision that resulted in damages to the Company or who did not take part in voting do not bear responsibility.

While determining bases and scopes of responsibility of members of the Executive committee, common terms of business intercourse and other relevant circumstances shall be taken into account.

Clause 5. The Chairman of the Executive committee.

1. The President of the Company is in position of the Chairman of the Executive committee.

2. Within his competence the President signs documents on behalf of the Company and minutes of meetings of the Executive committee, acts without any power of attorney on behalf of the Company in accordance with the Charter of the Company.

3. In the case of illness of the President (or his absence by virtue of other sound reasons) the functions of the Chairman of the Executive committee of the Company shall be executed by Deputy Chairman of the Executive committee of the Company. The Deputy Chairman of the executive committee is the First vice-president of the Company in case of election of such a person by the Board of Directors to the Executive committee. In any other case the Deputy Chairman of the Executive committee of the Company is a member of the Executive committee appointed by the Board of Directors of the Comapny.

Clause 6. Competence of the Executive committee.

1. The competence of the Executive committee is determined by the Charter of the Company.

2. The Executive committee is authorized to settle the following issues of the Company activities:

2.1. Determination of investment policy with respect to assets of the Company and assets belonging to branches and affiiated companies of the Company.

2.2. Every year in accordance with the working schedule of the Board of Directors of the Company to submit for approval to the Board of Directors of the Comapny the strategy of development of the Company for short-term and long-term periods, a financial and economic plan of activities, proposals of planned financial and economic indicators for the next year.

2.3. In accordance with the working plan of the Executive committee once every three months at an regular meeting of the Executive committee to approve a report on results of activities of structural divisions (departments, branches and representative offices) for a relevant accounting period (reporting quarter), and a production plan of structural divisions for the next period, to approve an estimate of financing of activities of structural divisions (for the main and secondary activities).

2.4 As advised by the President of the Company to consider and approve projects of personnel arrangements and of organization structure of the Company if the planned changes concern more than 10 (ten) per cent of average staffing number of the Company employees.

2.5 As advised by the President of the Company to consider and approve projects of schemes of official salaries and tariff rates in the case of change of organization structure of the Company, if the planned changes concern more than 10 (ten) per cent of average staffing number of the Company employees.

2.6. As advised by the President of the Company to approve candidates for vacancies of managing staff of the Company (the First vice-president, senior vice-presidents, vice-presidents, department managers, managers of directorate, managers of branches and representative offices).

2.7. To approve transactions (including loan, credit, mortgage, warranty), or several interconnected transactions to the amount of from 10 (ten) to 25 (twenty-five) percent of the book value of the Company assets determined by the accounting control data for the last reporting date.

In the case of alienation or possible alienation of the property, the cost of this property determined by the data of the accounting is compared with the book value of assets of the Company; in case of purchase of property its cost is compared with this book value. The regulations of this item are not applied if in accordance with the Joint Stock

Company Law and the Charter of the Company the transaction shall be approved by the General meeting of shareholders, or by the Board of Directors of the Company.

2.8. To make decisions about participation in other companies if the Company owns (or is going to own) 10 (ten) and more percent of voting shares (entity share, equities) of these companies.

2.9. To appoint persons representing the Company at meetings of shareholders (members) of branches and affiliated companies of the Company, to give representatives of the Company instructions on voting at meetings of shareholders (members) of branches and affiliated companies of the Company.

2.10. To make proposals into the agenda of meetings (sessions) of executive bodies of branches and affiliated companies of the Company.

2.11. To control formation and utilization of reserve fund and other funds of the Company formed of net profit of the Company.

Clause 7. Order of work of the Executive committee.

1. The Executive committee executes its activities as meetings of the Executive committee. Meetings of the Executive committee may be of two types: regular and extraordinary meetings of the Executive committee. Regular meetings of the Executive committee take place 1 (once) a month and, as a rule, the last week of a calendar month.

Apart from regular meetings of the Executive committee there may be extraordinary ones.

2. Meetings of the Executive committee are convened by the Chairman of the Executive committee.

In order to provide functions connected with securing of the Executive committee activity, the Chairman of the Executive committee appoints the Executive secretary of the Executive committee.

3. The agenda items of meetings of the Executive committee may be included by the Chairman of the Executive committee, members of the Executive committee, members of the Board of Directors, members of the Auditing committee and the Auditor of the Company. The Chairman of the Executive committee is responsible for formation of the agenda of the meetings of the Executive committee.

4. Extraordinary meetings are convened on the initiative of the Chairman of the Executive committee, the Board of Directors, the Auditing committee, or a member of the Executive committee.

5. Extraordinary meeting shall be held during 2 (two) business days since the date of appeal of persons indicated in Item 4 of this Clause with a notice of the Executie committee extraordinary meeting holding.

6. Meetings of the Executive committee are held as a rule by the joint presence of members of the Executive committee (joint presence form). Meetings of the Executive committee may be held in absence of the members (without their joint presence). In this case voting ballots are sent to the members of the Executive committee.

7. Meetings of the Executive committee are held as a rule at the Company's location.

The Executive committee has the right to hold meetings assize.

8. The Chairman of the Executive committee informs each member of the Executive committee about a forthcoming meeting. A notice may be given in any form, but not later than 2 (two) days before the date of a meeting of the Executive committee.

All documents necessary to make a reasonable decision on the agenda items and a voting ballot shall be attached to the notice.

9. A member of the Executive committee has the right to take part in a meeting of the Executive committee personally or to send a filled ballot at the address of the Company by any means of communication (including by fax), but not later than 1 (one) day before the date of the meeting of the Executive committee. Participation of members of the Executive committee in meetings of the Executive committee is possible by taking part in telrconference as well as by any other means allowing to establish a will and declaration of will (an opinion during the discussion and voting on agenda items) of a member of the Executive committee during holding of the meeting of the Executive committee. In this case during 10 (ten) days since the date of meeting of the Executive committee using the teleconference, the minutes of the meeting shall be signed by all the members of the Executive committee having taken part in the meeting of the Executive committee.

10 A meeting of the Executive committee is considered to be competent if not less than a half of members of the Executive committee take part in it on condition that all the members of the Executive committee are properly informed about the forthcoming meeting. In cases directly provided in this Regulation or by the Charter of the Company, all the elected members of the Executive committee are to be present to make a decision.

11. Decisions of the Executive committee are made by the simple majority of votes of members present at the meeting of the Executive committee.

12. Decision on the issue indicated in Item 2.7 of Clause 6 of this Regulation shall be made by three quarters of all the elected members of the Executive committee.

13. In case of equality of votes the decision is considered to be made if the Chairman of the Executive committee voted for it.

14. To transfer voting right by a member of the Executive Committee to other person including other member of the Executive committee is not allowed.

15. Other issues of the Executive committee activity (procedures of formation of planning structure of work of the Executive committee, cinvention of meetings of the Executive committee, organization and control of execution of decisions of the Executive committee) are determined by the Regulations of activities of the Executive committee approved by the Executive committee.

Clause 8. The minutes of meetings of the Executive committee.

1. At meetings of the Executive committee the minutes shall be taken.

2. The minutes of the Executive committee meeting is executed by the Executive secretary of the Executive committee, vised by a member of the Executive committee who is a reporter on the corresponding issue (issues), signed by the Execcutive secretary and is submited for signature to the Chairman of the Executive committee within 5 (five) business days after the Executive committee meeting date.

3. The minutes of the Executive committee meeting shall include:

- full name of the Company;
- information of venue, date, time and form of the meeting held;
- a list of members of the Executive committee present at the meeting (participated at the meeting by sending a filled voting ballot);
- a list of invited persons;
- agenda of the meeting;
- issues for voting and nominal results of voting on them (results of voting are not stated in the minutes, if a decision is made unanimously);
- a special opinion expressed during discussion of the issue is recorded in the minutes after the text of the decision on such issue.

4. After the minutes of the meeting have been signed by the Chairman of the Executive committee it shall be registered in the Company records and kept in the Company. Copies of minutes of meetings of the Executive committee are kept by the Executive secretary of the Executive committee.

5. Decisions of the Executive committee of the Company shall be communicated to executives in charge in the form of extracts from the minutes of the meeting of the Executive committee of the Company on separate issues signed by the Executive secretary of the Executive committee and certified by the seal of the Company.

6. Minutes of meetings of the Executive committee are given to members of the Executive committee, and to the members of the Board of Directors, the Auditing committee, the Auditor of the Company at their request.

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

REGULATION
OF THE FUND OF DEVELOPMENT
of Joint-Stock Company
"Scientific - production corporation "Irkut"
(wording of 2004)

Moscow
2004

1. General provisions

1.1. Fund for the development of the JSC "Scientific - production corporation "Irkut" (hereinafter referred to as the "Fund") shall be established and used in accordance with the Charter and internal official documents of JSC "Scientific - production corporation "Irkut" (hereinafter referred to as the "Company").

1.2. The Fund shall be used for the provision of efficient activities of management and controlling bodies of the Company as well as for the long-term and comprehensive development of the Company.

1.3. The Fund is a target fund. Resources of the Fund shall be used for the purposes of financing of actions providing the development and realization of the development strategy of the Company including provision and stimulation of activities of members of the management and controlling bodies of the Company (Board of Directors and Audit Committee).

2. Purposes for the establishment of the Fund

2.1. Further improvement of efficiency of test and design as well as project and survey work of the Company.

2.2. Provision of actions within the framework of the development strategy of the Company.

2.3. Further improvement of efficiency of activities of managing and controlling bodies of the Company.

3.Principal tasks of the Company

3.1. Development and introduction of advanced technologies and equipment

3.2. Capital investments

3.3. Financing of scientific and research, test and design, project work for the purposes of creation of models of new machinery and technologies, fulfillment of tests, preparation of manufacture, organization of examinations, patent and licensing activities.

3.4. Transactions of capital nature (financing of merges, amalgamations, redemption of own shares from shareholders etc.)

3.5. Indemnification of losses of the accounting year

3.6. Development of social sphere

3.7. Further improvement of efficiency of management of the Company by means of provision of interest and responsibility of members of the Board of Directors of the Company and Audit Committee of the Company in the form of compensation of expenses of members of the Company's bodies connected with their participation in the activity of managing and controlling bodies as well as by means of payment of remuneration to members of managing and controlling bodies of the Company, provided that such managing and controlling bodies of the Company should successfully execute tasks and aims of their activities

3.8. Other tasks as determined by the Board of Directors and aimed at the execution of purposes of the Company's establishment.

4. Resources of the Fund

4.1. The Fund shall be formed at the expense of net profit for the accounting year at the Company's disposal after payment of taxes and other obligatory charges.

4.2. The Board of Directors shall make proposals concerning amount of deductions to the Fund in accordance with the Charter and other internal official documents of the Company proceeding from the amount of profits for the accounting year, prospect development plans, planning parameters of the Company's budget for a medium-term period, programs of technical re-equipping of the Company.

4.3. Amount of deductions to the Fund shall be approved by annual General meeting of shareholders upon representation of the Board of Directors.

4.4. Resources of the Fund shall be registered in accounting books of the Company. In addition to account 84 "Non-distributed profit (non-covered losses) sub-accounts shall be opened "Development Fund – charged" and "Development Fund – used".

5. Use of resources of the Fund

5.1. For the purposes of the Fund of the current year the Company may direct resources of the Fund formed at the expense of profits of previous years.

5.2. After determination of parameters of the development Fund by resolution of the general meeting of shareholders of the Company executive body of the Company shall make proposal concerning the use of resources of the development Fund in the current year by the date of the next (after election) meeting of the Board of Directors. Objects for utilization of resources shall comply with resolutions of general meeting of shareholders of the Company and shall not contradict the tasks of the Fund. Proposal concerning the use of resources of the Fund shall include compensations of future expenses regarding remuneration of members of the Board of Directors and Auditing Committee of the Company approved by the General meeting of shareholders of the Company in accordance with subsections 5.1.3., 5.1.4. of the Regulation on paying rewards and compensations to members of the Board of Directors and 5.1.3. of the Regulation on paying rewards and compensations to members of Auditing committee.

5.3. The Board of Directors of the Company shall have the right to approve proposed amount and structure of utilization of resources of the development Fund or make changes. The Board of Directors of the Company may not

alter amount and structure of utilization of resources of the Fund if this could contradict resolutions of General shareholders' meeting of the Company.

5.4. Resources of the Fund shall be used in accordance with resolutions of the Board of Directors of the Company and in compliance with tasks and aims of the Fund, as well as resolutions of general meeting of shareholders of the Company.

5.5. Executive body of the Company shall have the right to submit to the Board of Directors a proposal to make changes concerning the amount and structure of utilization of resources of the Fund within the accounting year.

5.6. Report regarding utilization of resources of the Fund shall be submitted to the Board of Directors of the Company by President of the Company

5.7. Information on utilization of resources of the Fund shall be included in the Report of the Board of Directors for further representation at annual meeting of shareholders.

6. Control over formation and utilization of resources of the Fund

6.1. The Board of Directors and Auditing Committee of the Company shall carry out control over formation and utilization of resources of the Fund.

6.2. Auditing committee shall check validity, purposes and amount of resources having been used within the accounting year and shall give results of such inspection to the Board of Directors and General meeting of shareholders of the Company.

Model Agreement between a Member of the Board of Directors and Joint-Stock Company "Scientific - production corporation "Irkut"

Moscow **"___" __________ 200 _**

Joint-Stock Company "Scientific - production corporation "Irkut", hereinafter referred to as the "Company", represented by the Chairman of the Board of Directors ____________ acting in accordance with the Decision of the General shareholders' meeting of the Company dated "___" _____________ 200 _ (Minutes No: ____), on one hand, and

citizen _____________________________________ elected as a member of the Board of Directors in accordance with the Decision of the General shareholders' meeting dated "___" __________ 200 _ (Minutes No: ____), hereinafter referred to as the "Member of the Board of Directors", on the other hand,
jointly referred to as the "Parties",

following provisions of the RF Federal Law No: 208-FZ "On joint-stock companies" dated 26.12.95. (hereinafter referred to as the "Joint-stock companies Law"), the Charter of the Company, Board of Directors' Regulation of the Company as well as Regulation on paying rewards and compensations to members of board of directors of the Company, have made this agreement, hereinafter referred to as the "Agreement" on the following:

1. General Provisions

1.1. This Agreement regulates relationship between the Company and a Member of the Board of Directors connected with execution of powers by a Member of the Board of Directors.

1.2. In accordance with this Agreement a Member of the Board of Directors undertakes to fulfill activities connected with obligations of a Member of the Board of Directors of the Company as stipulated by the Joint-stock companies Law, other legal acts of Russian Federation, the Charter of the Company, Board of Directors' Regulation of the Company, Order of activities of the Company's Board of Directors as well as other Company's regulative documents, and the Company undertakes to pay remuneration and compensations for the execution of obligations of a Member of the Board of Directors to the Member of the Board of Directors in full and in due time in cases stipulated by the RF legislation and in accordance with provisions of the RF legislation as well as in accordance with the Regulation on paying rewards and compensations to members of board of directors of the Company and the order established in the Company.

1.3. While executing the powers a Member of the Board of directors shall act within the competence of the Board of Directors stipulated by the RF legislation, the Charter of the Company, the Company's Board of Directors' Regulation and this Agreement.

1.4. A Member of the Board of Directors may not be a member of authorities executing supervising and control in the Company except in cases when any Member of the Board of Directors executes obligations connected with realization of supervising and control within the framework of the Board of Directors.

2. Validity Term of the Agreement

2.1. This Agreement shall come into force from the date of signing by the Parties and discontinue from the date of termination of powers of the Member of the Board of Directors.

2.2. The Company shall have the right to terminate the powers of the Member of the Board of Directors at any time and before the appointed time in accordance with the procedure established by the RF legislation and the Charter of the Company. Should the General meeting of shareholders make decision on termination of powers of any Member of the Board of Directors before the appointed time, this Agreement shall be deemed automatically terminated from the moment of relevant decision.

2.3. Grounds for the conclusion of this Agreement in accordance with the Charter of the Company and Board of Directors' Regulation of the Company is election of _________________ as a Member of the Board of Directors of the Company (Decision of the General meeting of shareholders of the Company dated "___" ___________ 200 _ Minutes No: ___).

3. Rights and Obligations of the Parties

3.1. A Member of the Board of Directors shall have the right to:

3.1.1. Receive compensation and rewards for the execution of obligations of the Member of the Board of Directors of the Company in due time in the amount, order and in accordance with the terms stipulated by the Regulation on paying rewards and compensations to members of board of directors of the Company.

3.1.2. Demand any information (documents and materials) from the officers and employees of the Company for the purposes of execution of obligations. Receipt of information being the state, commercial and official secret is possible only upon the Company's President's approval.

3.1.3. Get acquainted with the minutes of the meetings of the Board of directors and other bodies of the Company and receive copies.

3.1.4. Call for meetings of the Board of Directors, enter items in the agenda of the meetings of the Board of Directors

3.1.5. Demand to enter his specific opinion related to the agenda and the essence of the Decisions to be made in the minutes of the meeting of the Board of Directors

3.1.6. Resign powers of the Member of the Board of Directors of the Company after notifying the Company about this in writing

3.1.7. Exercise any other rights stipulated by the RF legislation, other regulative acts including the Company's official documents

3.2. A Member of the Board of Directors shall be obliged to:

3.2.1. Get prepared for the meetings of the Board of Directors including:

- to get acquainted with the agenda of the meeting
- to study materials including draft Decisions attached to the notice of the meeting of the Board of Directors
- to ask for additional documents, information and data concerning matters included in the agenda prior to the date of the meeting in case of difficulties connected with formation of a position regarding the matters included in the agenda

3.2.2. Take part in the preparation of consideration and in consideration of matters at the meeting of the Board of Directors, to speak and oppose at the meeting on matters included in the agenda of the meeting of the Board of Directors

3.2.3. Participate in discussions on matters included in the agenda of the meeting of the Board of Directors

3.2.4. Not to miss any meeting of the Board of Directors and provide the Chairman of the Board of Directors with a written explanation of reasons for hid absence at the meetings of the Board of Directors

3.2.5. Take part in voting at the meetings of the Board of Directors in connection with all matters included in the agenda.

3.2.6. Personally fulfill obligations determined by this Agreement.

3.2.7. Execute powers ascribed to his competence by the Charter of the Company, Company's regulative documents and this Agreement with due diligence and reason

3.2.8. While fulfilling obligations under this Agreement to follow provisions of the RF legislation, other regulative acts of RF, the Charter and Company's regulative documents, as well as Decisions of General meetings of shareholders and meetings of the Board of Directors.

3.2.9. Act in the interests of the Company, take part in the work of the Board of Directors so that he could contribute to gain profits and further the development of the Company.

3.2.10. Not to disclose information being the state, official or commercial secret which has become known to the Member of the Board of Directors in connection with execution of obligations.

3.2.11. Refrain from actions, which may lead to conflicts between the interests of the Member of the Board of Directors and interests of the Company (including not to intercourse directly or indirectly with competing organizations of the Company contrary to the latter's interests), and in case of such conflict to inform the Company on it immediately.

3.2.12. Execute Decisions made by the General meeting of shareholders and the meeting of the Board of Directors exactly and in due time.

3.2.13. Inform the Board of Directors, audit committee, auditor of the Company about legal entities in which the Member of the Board of Directors could have, independently and/or together with affiliated person (persons), 20% (twenty) or more of voting shares (parts, quotas) as well as about legal entities in administration of which he is a member, as well as about all transactions known to him as executed or implied, in which he could be deemed interested, within 10 (ten) working days from the moment of election of such Member and/or from the moment of appearance of such events.

3.2.14. Not to transfer his voting right to any other person including to any other member of the Board of Directors.

3.2.15. Take part in the work of committees and commissions of the Board of Directors in accordance with individual plan of work of the Member of the Board of Directors and regulative documents of the Company governing activities of the said bodies of the Board of Directors.

3.2.16. Fulfill any other obligations stipulated by the RF legislation and other regulative acts including the Company's documents.

3.2.17. In case of termination of this Agreement on his own initiative inform the Company on the fact in accordance with the procedure established by Section 7.4. of this Agreement.

3.3. The Company shall have the right to:

3.3.1. Carry out control over the activity of the Member of the Board of Directors in accordance with provisions of the RF legislation, Charter of the Company and the Company's regulative documents, as well as with this Agreement.

3.3.2. Require that any Member of the Board of Directors should execute his obligations in due manner and require provision of reports of his activities according to the Decision made by the Board of Directors under an individual plan of work of the Member of the Board of Directors.

3.3.3. Take actions against any Member of the Board of Directors in case of non-fulfillment or undue fulfillment of obligations of the Member of the Board of Directors in accordance with the Charter of the Company, Company's regulative documents and this Agreement.

3.3.4. Terminate this Agreement at any time and before the appointed time in the following cases:

- upon written notice of the Member of the Board of Directors regarding resignation of powers of a Member of the Board of Directors;
- upon a Decision made by the General meeting of shareholders on resignation of powers of all members of the Board of Directors before the appointed time.

3.3.5. Other rights stipulated by actual legislation of RF, the Company's regulative documents.

3.4. The Company shall be obliged to:

3.4.1. Provide the Member of the Board of Directors with conditions necessary for the execution of obligations stipulated by this Agreement in due manner.

3.4.2. Authorize the Member of the Board of Directors with powers stipulated by the RF legislation, other regulative acts including the Company's official documents.

3.4.3. Pay remuneration and compensations to the Member of the Board of Directors in order, terms and amount as stipulated by the Regulations regarding payment of remuneration and compensation s to members of the Board of Directors.

3.4.4. Provide the Member of the Board of Directors with assistance in execution of his obligations of a Member of the Board of Directors of the Company stipulated by the RF legislation, other regulative acts including the Company's official documents.

4. Accounting Procedures of a Member of the Board of Directors

4.1. Any Member of the Board of Directors shall provide the Board of Directors with a report on the work done (hereinafter referred to as the "Report of the Member of the Board of Directors") signed by himself and approved by the Chairman of the Board of Directors prior to approval of annual report on the Company's activity.

4.2. The Report of the Member of the Board of Directors approved by the Chairman of the Board of Directors shall be an obligatory condition for payment of remuneration stipulated by this Agreement to the Member of the Board of Directors.

4.3. Information given in the Report of the Member of the Board of Directors as well as data concerning fulfillment (non-fulfillment) of an individual plan of work of the Member of the Board of Directors may be published by the Company in annual Report of the Board of Directors to be provided for approval of the general meeting of shareholders.

5. Responsibility of the Parties

5.1. Responsibility of a Member of the Board of Directors:

5.1.1. Any Member of the Board of Directors shall bear full responsibility before the Company for any damages caused to the Company due to his faulty actions (inaction) if provisions of federal laws do not establish other grounds and responsibility limits. Provided however that such Member shall not bear any responsibility for any damages to the Company should he vote against the Decision, which resulted in such damages, or should he not participate in voting.

5.1.2. Any Member of the Board of Directors shall bear full responsibility before the Company for any damages caused to the Company as a result of disclosure by such Member of the Board of Directors of information being the state, official and/or commercial secret which has become known to such Member of the Board of Directors in connection with execution of obligations under this Agreement.

5.1.3. While determining the grounds for and responsibility limits of the Member of the Board of Directors common terms and conditions of business turnover as well as other circumstances concerned should be taken onto account.

5.1.4. If several members of the Board of Directors are responsible for any matters in accordance with provisions of Article 71 of the Joint-Stock companies law, their responsibility before the Company shall be deemed solidary.

5.1.5. The Company shall have the right to bring in a claim against any Member of the Board of Directors for the indemnification of damages caused to the Company, in cases stipulated by the Joint-Stock companies law and other regulative acts.

5.2. Responsibility of the Company

5.2.1. In connection with relationship with any Member of the Board of Directors the Company shall bear responsibility stipulated by actual legislation of RF.

6. Amending and termination of the Agreement

6.1. This Agreement may be amended or modified at any time upon mutual agreement between the Parties.

6.2. Any amendments or alterations to this Agreement shall be made in writing in the form of a side letter to the Agreement which shall become an integral part of this Agreement after signing.

6.3. This Agreement may be terminated at any time upon mutual agreement between the Parties or on the initiative of either Party in accordance with the procedure established by actual legislation of RF and this Agreement.

6.4. In case of termination of this Agreement on the initiative of the Member of the Board of Directors he shall notify the Company about this in writing not later than 1 (one) month prior to the supposed termination date.

6.5. This Agreement shall become void automatically on expiration of the validity term of powers of the Member of the Board of Directors.

7. Other terms

7.1. In case of any disputes between the Parties connected with fulfillment of provisions of this Agreement such disputes shall be settled by means of negotiations.

7.2. In case any dispute between the Parties has not been settled it shall be settled in accordance with the procedure established by RF legislation.

7.3. The Parties shall be obliged not to disclose terms and conditions of this Agreement.

7.4. In all other aspects not included in this Agreement, the Parties shall follow provisions of actual legislation of RF, the Charter of the Company and Company's official regulative documents.

7.5. This Agreement consists of 4 (for) pages, is made in 2 (two) copies, one copy for either Party, both copies having equal legal force.

8. Addresses and signatures of the Parties

The COMPANY:
Joint-Stock Company "Scientific - production corporation "Irkut"

The MEMBER OF THE BOARD OF DIRECTORS

passport No: ______________________
____
____

Chairman of the Board of Directors

_____________/___________

The MEMBER OF THE BOARD OF DIRECTORS:

_____________/___________

APPROVED BY

General shareholders' meeting of the Company

Minutes No. 20 of 06 July 2004

Chairman of the General shareholders' meeting

____________________ /Bezverkhniy V.B./

CHARTER

Joint-Stock Company
"Scientific - production corporation "Irkut"
(wording of 2004)

Moscow
2004

Clause 1

General Provisions

1.1. Joint-stock company "Scientific - production corporation "Irkut" (previous name: JSC "Irkutsk aviation industrial association"), hereinafter referred to as "the Company" was established via reorganization of state-owned enterprise "Irkutsk aviation industrial association" into Joint-stock company in compliance with the Russian President's Decree "on Organizational Measures for Transformation of State Enterprises and Voluntary Associations of State Companies into Public Joint stock Companies" No 721, dated July 01, 1992 and is a successor to the foresaid state enterprise.

The Company was established without setting a termination date.

1.2. Company names:

1.2.1. Full name of the Company -

- in Russian language: Joint-stock company "Scientific - production corporation "Irkut";

1.2.2. Short name of the Company:

- in Russian language: JSC "Corporation "Irkut";
- in English language: Irkut Corporation;

1.3. Place of incorporation and mail address of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.

Clause 2

Goals and activities

2.1. Main goals of the Company shall be meeting the demand of market in aircrafts, satisfaction of public needs in goods and services, and earning profit through exercising of its activities.

2.2. The Company shall have civil rights and obligations, required for exercising any activities, not prohibited under the Federal Laws of the Russian Federation.

The Company shall exercise some activities only if it possesses a special permission (a license) – the list of such activities is determined on the base of the Federal Laws of the Russian Federation.

2.3. Main activities of the Company shall be:

1) Development of aircrafts, including dual-purpose aircrafts;
2) Manufacturing of aircrafts, including dual-purpose aircrafts;
3) Repairing of aircrafts, including dual purpose aircrafts;
4) Probation of aircrafts, including dual-purpose aircrafts;
5) Maintenance of security coding (cryptographic) devices;
6) Development and/or manufacturing of confidential information security devices;
7) Provision of technical security for confidential information;
8) Manufacturing of armaments and military equipment;
9) Repairing of armaments and military equipment;
10) Utilization of armaments and military equipment
11) Operation of explosion-hazard production facilities;
12) Operation of fire-hazard production facilities;
13) Operation of chemical-hazard production facilities;
14) Operation of main pipeline transport;
15) Transportation of oil, gas and their products through main pipelines;
16) Storing of oil, gas and their products;
17) Expert examination of industrial safety;
18) Storing of commercial explosive materials;
19) Application of commercial explosive materials
20) Selling of explosive materials;
21) Prevention of fires and firefighting;
22) Installation, repairing and maintaining of fire safety systems for buildings and facilities;
23) Operation of power supply lines (excluding the cases, when specified activity is exercised for serving the needs of the legal entity or an individual entrepreneur);
24) Operation of gas supply lines;
25) Operation of heat networks (excluding the cases, when specified activity is exercised for serving the needs of the legal entity or an individual entrepreneur);
26) Design of buildings and facilities of 1st and 2nd Criticality Rating in accordance with the National Standard;
27) Construction of buildings and facilities of 1st and 2nd Criticality Rating in accordance with the National Standard;
28) Engineering research for construction of buildings and facilities of 1st and 2nd Criticality Rating in accordance with the National Standard;

29) Exercising of activities connected with narcotic drugs and psychotropic substances.

(Development, manufacturing, re-processing, storing, transportation, selling, distribution, purchasing, using and destructing activities) introduced into List II in accordance with Federal Law "on Narcotic Drugs and Psychotropic Substances";

30) Transportation of cargo via inland water-ways;

31) Transportation of cargo by air;

32) Transportation of passengers by road vehicles, suitable for transportation of more than 8 persons (excluding the cases, when specified activity is exercised for serving the needs of the Company or particular Company businessman)

33) Transportation of cargo by road vehicle with capacity of more than 3.5 tones (excluding the cases, when specified activity is exercised for serving the needs of the Company or particular Company businessman);

34) Maintenance of aircrafts;

35) Repairing of aircrafts;

36) Handling of dangerous waste;

37) Reclamation, recycling and selling of nonferrous scrap;

38) Reclamation, recycling and selling of iron-and-steel scrap;

39) Investment activities;

40) Manufacturing and repairing of measuring devices;

41) Mineral prospecting and exploitation;

42) Retail selling of alcohol products with ethyl alcohol volume content of 13% or higher.

43) Providing retailing services;

44) Providing public catering services;

45) Medical activities;

46) Educational activities (training, re-education, raising of qualification));

47) Using state secret information to counter activities of foreign technical intelligence agencies, providing technical safety for state secret information.;

48) Providing recreational services.

Clause 3

Legal status of the Company

3.1. The Company shall be a legal entity and shall possess solitary property, recorded on its individual balance sheet. The Company shall sui juris purchase and exercise property and personal non-property rights, incur obligations and shall have the right to be a suer or a defendant in court.

3.2. The Company shall have bank clearing account, foreign currency account and other bank accounts, round seal, stamps and forms with its name on them, personal logotype, trademark registered in the proper order, and other means of visual identification.

3.3. Company property shall consist of paid-in Authorized capital, earned profit and other types of assets, obtained by means, permissible according to the Laws of the Russian Federation.

The Company shall be liable for all obligations regarding its property.

3.4. The Shareholders shall not be liable for Company's obligations and suffer losses caused by Company's activities within limits of their shares' price.

The Shareholders, who haven't paid the price of their share in full, shall be jointly and severaly liable for obligations of the Company to the extent of the unpaid portion of their shares.

The Company shall not be liable for its shareholders' obligations.

3.5. If Company bankruptcy is the result of activities (inactivity) of Company's shareholders or other persons, who have the right to issue the orders which are subject to Company's compulsory implementation or to direct its activities in any other way, in that case the specified Shareholders or other persons shall become subjects to secondary liability imposing concerning its obligations, if the Company property is insufficient.

Company bankruptcy is considered to be the result of activities (inactivity) of Company's Shareholders or other persons, who have the right to issue the orders which are subject to Company's compulsory implementation or to direct its activities in any other way, only if they have exercised their specified rights and/or abilities, foreseeing that it might lead to Company's bankruptcy.

3.6. The state and its bodies shall not be liable for Company's obligations, and the Company shall not be liable for obligations of the state or its bodies.

3.7. The Company shall have the right to arrange shifts, set working hours and establish working schedule, set procedures for granting annual leaves and solve other problems regarding employment relations between the Company and employees individually and within the boundaries set by Russian Labor Law and other Laws, dealing with labor relations.

The Company shall have the right to invite for work Russian and foreign experts and individually set types, amounts and system of payments for their labor.

3.8. The Company shall keep an obligatory register of persons bound to military service and regularly working in the Company. The Company shall also reserve the employees for work for the Company in case of war.

3.9. The Company is obliged to comply with the requirements of Russian Laws regarding preservation of state secrecy and to carry out state instructions regarding mobilization and civil defense initiatives in compliance with the Laws and other legal act of the Russian Federation.

In case of change of ownership, reorganization or liquidation, or ceasing of activities involving state secret information, the Company shall take measures to secure such information and protect information owners in the proper order. The Company CEO shall be personally liable for securing state secret information.

3.10. Interruption by state, public and other types of organizations into administrative and economic activities of the Company shall not be allowed, unless they are granted inspection and audit rights in accordance with the Laws of the Russian Federation.

3.11. Products selling, execution of works and rendering of services shall be carried out in accordance with prices and tariffs, individually set by the Company, unless otherwise provided by Laws.

3.12. The Company shall have the right to voluntary join associations, alliances, consortiums, both with Russian and foreign legal entities on such conditions and in such an order of joining which do not contradict the Laws of the Russian Federation. If such business groups are established in foreign countries, the foresaid conditions and order of joining so that they do not contradict the laws of the country of incorporation either.

Clause 4
Branches and representative offices of the Company

4.1. The Company shall have the right to establish and close its branches in the proper order, set in compliance with the laws and other legal acts of the Russian Federation. Establishment of branches and opening of new representative offices abroad shall also be carried out in compliance with the Laws of the country of branch or representative office location, unless otherwise provided by the Laws of the Russian Federation. Branches and representative offices shall have fixed capital and current assets for the account of the Company and shall exercise their activities according to special Provision concerning them.

4.2. Branches and representative offices shall not be legal entities. Property of branches and representative offices shall be registered on their separate balance and on the Company balance. The decision to establish or liquidate branches or representative offices is taken by the Company Board of Directors. The decision to appoint or dismiss a Head of a branch or a representative office is taken by the Company CEO after receiving confirmation from the Company Board of Directors.

4.3. Branches and representative offices shall exercise their activities on behalf of the Company, which shall be liable for their activities. Heads of branches and representative offices shall act on the grounds of received power of attorney, issued by the Company.

4.4. The Company shall have a branch, located at the following address: 3 Novatorov St., Irkutsk, Russian Federation, 664020.

Name of a branch:

- Full name in Russian language: – "Irkutsk Aircraft Plant" - Branch of the Irkut Corporation;
- Short name:
  - in Russian language: IAZ;
  - in English language: Branch of the Irkut Corporation - IAZ

4.5. The Company shall have a representative office, located at the following address: 16, Shmidta str., Taganrog, Rostov region, 347922, Russian Federation

4.6. Any changes introduced into the Company Charter concerning changes of information regarding Company branches and representative offices shall be reported to the appropriate department of the Russian Tax Ministry, which has incorporated the Company. The specified .changes introduced into the Company Charter shall become effective for third parties since the date of notification of the foresaid department regarding such changes.

Clause 5
Subsidiaries and Dependents

5.1. The Company shall have the right to establish Subsidiaries and Dependents.

Legal entities are considered to be Subsidiaries of the Company, if it can choose the decisions taken by them either through dominating in their Authorized Capital, or in accordance with the agreements signed between them, or in any other way.

Legal entities are considered to be Dependents, if the Company has 20% (in words: twenty percent only) of voting shares of such an entity.

5.2. If the Company has the right to issue orders compulsory for implementation by a Subsidiary, it shall be jointly and severally liable for all obligations of a Subsidiary regarding transactions, carried out in order to fulfill the foresaid orders. The Company has the right to issue orders compulsory for implementation by a Subsidiary, only when such a right is written down in the agreement between the Company and a Subsidiary or in the Charter of a Subsidiary.

5.3. In case of bankruptcy of a Subsidiary through the Company's fault, the latter shall become subject to secondary liability imposing. Subsidiary bankruptcy shall be considered to be caused by the Company only if it has used the specified rights and/or abilities in order for the Subsidiary to carry out such activities, which the Company

has foreseen would result in bankruptcy.

5.4. Subsidiary shall not be liable for the Company's debts.

Clause 6
Authorized Capital and net assets of the Company

6.1. Authorized Capital of the Company constitutes 2,373,155,625 (in words: two billion three hundred seventy three million one hundred fifty five thousand six hundred twenty five only) and is divided into 791,051,875 (in words: seven hundred ninety one million fifty one thousand eight hundred seventy five only) issued inscribed ordinary non-documentary shares with nominal value of 3 (in words: three only) rubles each

In addition to the issued shares, the Company shall have the right to issue 87,894,653 (in words: eighty seven million eight hundred ninety four thousand six hundred fifty three only) inscribed ordinary non-documentary shares with nominal value of 3 (in words: three only) rubles each. Such shares shall be declared shares. Declared shares grant the same rights as issued shares of corresponding categories (types), as per the present Charter.

6.2. The Company shall have the right to increase Authorized Capital via increase of the nominal value of shares or issue of additional shares. The decision regarding increase of the Company's Authorized Capital via increase of nominal value of shares shall be taken by Company General Shareholders' Meeting; the decision regarding increase of the Company Authorized Capital via issue of additional shares shall be taken by Company's Board of Directors.

The Company shall have the right to issue additional shares only to the extent of declared shares number, set in the Company Charter.

The decision regarding increase of the Company Authorized Capital via issue of additional shares must set the number of additional ordinary shares to be issued. This number must be within the limits of declared shares number. Such decision must also specify means of issue and issue value of additional shares, issued via prior subscription, or proper methods for determination of such value. The decision must also specify issue value or proper methods for determination of such value of additional shares for Shareholders with right of pre-emptive, methods of paying up of additional shares, issued via prior subscription, and any other conditions regarding the shares to be issued.

The Company shall have the right to increase its Authorized Capital via issue of additional shares at its own property. The increase of the Company Authorized Company via increase of nominal value of shares must be carried out only at Company's own property.

The amount, which the Company Authorized Capital is increased on at the property of the Company, shall not exceed the difference between Company net assets and sum of the Company Authorized Capital and Reserve fund.

When increasing the Company Authorized Capital at its own property via issue of additional shares, such shares are distributed among all Shareholders. In this regard, each Shareholder shall receive the right to purchase the shares of the same category (type) as the ones he already possesses and in proportion to the number of shares he already possesses. Increase of the Company Authorized Capital at its own property via issue of additional shares, which results in appearance of fractional shares, shall not be allowed.

6.3. The Company shall have the right to reduce its Authorized Capital. The Company shall be forced to do so in instances, which are provided for by the Federal Law "on Joint Stock Companies". The Company shall have the right to reduce its Authorized Capital via decrease of nominal value of shares or decrease of the overall number of shares, what can be accomplished also via share acquisition in instances, which are provided for by the Federal Law "on Joint Stock Companies".

6.4. Within 30 days (in words: thirty days) since the date of decision to reduce its Authorized Capital, the Company shall inform all Company creditors in writing regarding reduction of Company Authorized Capital and its new amount, and declare in printed matter, intended for publication of information regarding the registering data of legal entities, of the decision taken. In this regard, Company creditors shall have the right to demand in writing early termination or fulfillment of obligations by the Company and compensation within 30 days (in words: thirty days) since the date of notification or within 30 days (in words: thirty days).

6.5. Balance sheet profit and net profit of the Company shall be accounted in the proper order, set by the Laws and other legal acts of the Russian Federation. Net assets value of the Company shall be determined according to the accounting information in the proper order, set by the Russian Ministry of Finance and Federal Commission for the Security Market.

6.6. If in the financial year annual accounting balance sheet, offered for approval by Shareholders, or audit results should show that net assets value should are lower than the Company Authorized Capital, the Company shall reduce its Authorized Capital to the level, which shall not be higher than its net assets value.

Clause 7
Shares and other securities of the Company

7.1. The Company issues ordinary shares and shall have the right to issue one more types of preferred shares. Nominal value of issued preferred shares shall not exceed 25 % (in words: twenty five percent only) of the Company Authorized Capital.

7.2. All Company shares are inscribed ones. Ordinary shares of same issue have same nominal value and

give their owners, Shareholders, equal rights. They are also voting shares regarding all issues that belong to General Shareholders' Meeting competence.

7.3. If during exercise of pre-emptive right or during consolidation of shares a Shareholder can not purchase integer number of shares, fraction parts of shares (hereinafter referred to as fractional shares) are formed.

By General Shareholders' Meeting decision, the Company shall have the right to consolidate issued shares, what shall result in two or more shares being replaced by one share of the same category (type). In this regard, corresponding changes regarding nominal value of shares and quantity of issued and declared shares of the corresponding types are introduced into the Company Charter.

By General Shareholders' Meeting decision, the Company shall have the right to split the issued Company shares, what shall result in one share being replaced by two or more Company shares of the same category (type). In this regard corresponding changes regarding nominal value of shares and quantity of issued and declared shares of the corresponding types shall be introduced into the Company Charter.

Fractional shares shall give its owner, Shareholder, same rights as a whole share of the same category (type).

In order to reflect in the Company Charter the overall number of issued shares, all fractional shares shall be summed up. If the resulting number of shares is a broken number, the number of shares is reflected in the Company Charter as a broken number.

Fractional shares have the same circulation as whole shares. If a person obtains two or more fractional shares of the same category (type), these shares form a whole share and/or a fraction share, which equals their sum.

7.4. Paying up of shares shall be carried out with money, securities, other things or property rights, or other rights, which have money value. Paying up of other issued securities shall be carried out with money only.

Additional shares and other Company securities, issued via prior subscription, shall be issued under the condition of full payment of their value.

7.5. If General Shareholders' Meeting should decide to reduce the Authorized Capital, The Company shall have the right to purchase issued shares in order to lower their quantity. Such shares are paid off after purchase.

If the Company should take decision to purchase its own shares, the Company must comply with the Federal Law "on Joint Stock Companies".

In accordance with Item 2, Clause 72 of the Federal Law "on Joint Stock Companies", the Company shall have the right to purchase its own issued shares by the Company Board of Directors' decision. Shares, purchased by the Company in accordance with Item 2, Clause 72 of the Federal Law "on Joint Stock Companies", shall not be voting ones and shall not be taken into account when estimating the number of votes and shall not be subject to dividend payments. Such shares must be sold at their market value not later than one year since the date of purchase. Otherwise, General Shareholders' Meeting must take a decision to reduce the Company Authorized Capital via paying off of the indicated shares.

7.6. The Company shall have the right to issue bonds and other securities, which are provided for by the laws and other legal acts of the Russian Federation.

Issue of bonds and other securities shall be performed by the Company after approval by the Board of Directors, and in such an order and under such conditions, as per the Laws and other legal acts of the Russian Federation.

The decision regarding issue of bonds shall specify methods, terms and other conditions of bond redemption.

Bonds shall include inscribed ones and bearer bonds. The Company shall keep a register of all bond holders.

Clause 8
The Company Shareholder Register

8.1. The Company shall provide for maintenance and keeping of the Company Shareholder Register in accordance with legal acts of the Russian Federation from the Company registration date.

8.2. The Registrar of the Company Shareholder Register shall be a professional market maker, maintaining a register of securities holders (hereinafter referred to as "the Company Registrar").

8.3. The Company, having assigned the Company Registrar for maintaining and keeping the Company Shareholder Register, shall not be waived of liability for its maintaining and keeping.

8.4. The Company Shareholder Register shall contain information regarding each registered person, amount and types of shares, registered for each person, and other information as per the Laws of the Russian Federation.

8.5. A person, registered in the Company Shareholder Register, shall timely inform the Company Registrar regarding changes in his personal data. If he should fail to provide such information regarding the changes in his personal data, the Company and the Company Registrar shall bear no responsibility for the inflicted losses, connected with it.

8.6. By Shareholder's or nominal shareholder's demand, the Company Registrar shall confirm his right to shares by providing a statement, which is not a security, from the Company Shareholder Register.

Clause 9
Company Shareholders rights and obligations

9.1 Shareholders-owners of voting shares shall have the following rights:

1) to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter and the Federal Law "on Joint Stock Companies";
2) to receive dividends and in case of Company liquidation, to receive part of property, remaining after performing final pays to all creditors, or its value, in such an order, as provided for by the Laws of the Russian Federation and this Charter.;
3) to participate in Company General Shareholders' Meetings and vote either personally or through their duly authorized representative on problems under review during the Meetings;
4) to right of pre-emptive purchase of shares, issued via prior open subscription, and for issued securities, which can be converted into shares, in proportion to already owned shared of the same category (type);
5) to demand for convening of extraordinary General Shareholders' Meeting, extraordinary check of Company activities by Auditing Committee in such an order and under such conditions, as provided for by the Federal Law "on Joint Stock Companies" and this Charter;
6) to have an access to Company documents in such an order and volume, as provided for by the Federal Law "on Joint Stock Companies".
7) to alienate possessed shares without receiving confirmation from the Company or other Shareholders;
8) to file a case in court.
9) Other rights, as provided for by the Federal Law "On Joint Stock Companies" and this Charter

9.2. Each Company ordinary share gives Shareholder – owner of such a share equal rights.

9.3. When a Shareholder sells his shares, at the same time he transfers his rights and obligations.

9.4. A Shareholder is obliged:

1) to observe this Charter and other Company documents;
2) to fulfill assumed obligations in the proper order
3) not to divulge any confidential information, related to Company activities;
4) to pay up shares in such an order, amounts and using such methods, as provided for by this Charter and decisions regarding the issue of such shares;
5) to inform the Company Registrar timely regarding the personal data changes.

9.5. After reorganization of legal entity – Company Shareholder or death of a person – Company Shareholder, successors (heirs) shall become Company Shareholders in such an order, as provided for by the Laws of the Russian Federation.

Clause 10
Company funds and dividends

10.1. Profit, remaining after taxation and performing of other payments for budget and extra-budgetary funds, shall be at Company's disposal, the Company shall independently put it to use.

To provide covering of Company obligations, its production and social development at the cost of profits, remaining at Company's disposal, the following specialized funds shall be established:

Reserve fund, which shall equal 5 % (in words: five percent only) of the Company Authorized Capital amount.

Development fund.

10.2. Reserve fund shall be established via compulsory annual contributions of 5 % (in words: five percent only) of net profits. The contributions shall continue until the Reserve fund reaches the stated amount.

10.3. Reserve fund shall be meant for covering of Company losses, Company bond redemption and purchase of Company shares if other assets can not be allocated for such purposes and if it can not be used for other purposes.

10.4. Given there are enough assets, the Company shall have the right to establish a special share acquisition fund for employees, the monetary assets of which shall be spent exclusively for acquisition of the Company's shares sold by the Company's Shareholders for their further distribution among the Company employees

10.5. The Company shall have the right to declare dividend payments on issued shares according to the results of the first quarter, six months, and nine months of the financial year and/or financial year results, unless otherwise provided for by the Federal Law "on Joint Stock Companies". The Company shall have the right to take decisions regarding dividend payments (declaring) according to the results of first quarter, six months, and nine months of the financial year within 3 months (in words: three months) after the end of the corresponding period.

The Company shall be obliged to pay declared dividends on all issued shares of each category (type). Dividends shall be paid in money.

The source for dividend payments shall be Company profits remaining after taxation (Company net profits) Company net profits shall be determined according to accounting sheet figures.

The Company shall have the right to pay dividends on preferred shares of certain types also on the account of special Company funds, created earlier for such purpose.

The Company General Shareholders' Meeting shall take all decisions regarding paying (declaring) of dividends, the amount of these dividends and out payment form. Dividend amount shall not be higher than the amount recommended by the Company's Board of Directors. General Shareholders' Meeting shall have the right to take a decision regarding passing of dividends on shares.

10.6. Company's General Shareholders' Meeting, convened for taking decisions regarding dividend payments, shall take a decision regarding period and order of dividend paying. Dividend paying period shall be within 40 working days (in words: forty working days) since Declaration of dividend payments by the Company General Shareholders' Meeting.

The list of all persons eligible for dividend receiving shall be drawn up on the same date, as the list of all persons eligible for participation in the Company's General Shareholders' Meeting, convened for taking decisions regarding dividend payments. Nominal shareholder shall provide personal data of all persons, on whose behalf he owns these shares, for drawing up of list of persons eligible for dividend payments receiving.

10.7. The Company shall not have the right to take decisions regarding paying (declaring) of dividends on shares as well as pay dividends on shares, as provided for by Clause 43 of the Federal Law "on Joint Stock Companies".

Clause 11
Company structure

11.1. Executive bodies of the Company are:

- the General Shareholders' Meeting;
- the Board of Directors;
- the CEO (individual executive body);
- the Executive Committee (collective executive body)
- the Liquidation Committee – for the period of Company liquidation.

11.2. The Company Auditing Committee and the Company Auditor shall exercise the right to control financial and economic activities of the Company.

11.3. Members of the Company Board of Directors shall be elected during the Company General Shareholders' Meeting in such an order, as provided for by this Charter, General Shareholders' Meeting Regulation, Board of Directors' Regulation.

11.4. The Company CEO shall be elected during the Company General Shareholders' Meeting in such an order, as provided for by this charter, General Shareholders' Meeting Regulation and Regulation of President.

11.5. Members of the Company Executive Committee shall be elected by the Company Board of Directors, as provided for by this Charter, General Shareholders' Meeting Regulation and Executive Committee's Regulation/

11.6. In case of voluntary liquidation of the Company, members of Liquidation Committee shall be elected during the Company General Shareholders' Meeting, and in case of forced liquidation – by Arbitrary Court.

11.7. Members of the Company Auditing Committee shall be elected during the Company General Shareholders' Meeting in such an order, as provided for by this Charter, General Shareholders' Meeting Regulation Auditing Committee's Regulation/

Clause 12
The Company General Shareholders' Meeting

12.1. Main executive Company's body shall be the Company General Shareholders' Meeting.

Annual General Shareholders' Meeting of the Company shall be convened not earlier than two months after the financial year end and not later than six months after it.

If needed, the Company shall have the right to convene extraordinary General Shareholders' Meetings, convened aside of annual General Shareholders' Meeting.

12.2. Convening date for the Company General Shareholders' Meeting and the list of materials (information) presented before Shareholders during the preparations for convening of the General Shareholders' Meeting shall be set by the Company's Board of Directors in accordance with the Federal Law "on Joint Stock Companies", Company documents, and regulatory enactments of Federal Commission for the Securities Market

Convening date for the Company General Shareholders' meeting, convened in absent voting form, shall be the date of completion of voting ballot-paper receiving.

12.3. The following belongs to the Company General Shareholders' Meeting competence:

1. Introduction of changes and adductions unto the Company Charter or approval of an edited wording of the Company Charter;
2. Company reorganization;
3. Company liquidation, establishing of Liquidation Committee and approval of intermediate and final liquidation balances;
4. Determination of the Company Board of Directors quantity, election of its members and revoking of their authority;
5. Determination of quality, nominal value, categories (types) of issued shares and rights, provided by these shares;
6. Increase of the Company Authorized Capital via increase of nominal value of shares;
7. Reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their quantity, and via paying off the purchased or bought out shares;
8. Election of the Company CEO and early revoking of his authority;
9. Election of members of the Auditing Committee and early revoking of their authority;

10. Approval of the Company's Auditor appointment;
11. Paying (declaring) of dividends according to the first quarter, six months, and nine months of the financial year.
12. Approval of annual reports, annual accounting reports (including profit-and-loss report (profit-and-loss accounts) for the Company. And distribution of profit, including paying (declaring) of dividends, and excluding all the profit, distributed as dividends according to the results of the first quarter, six months and nine months of the financial year) and Company losses, according to the financial year results;
13. Setting of a proper order of the Company General Shareholders' Meeting convening;
14. Election of members of the Company's Auditing Committee and early revoking of their authority;
15. Splitting up and consolidation of shares;
16. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 83 of the Federal Law "on Joint Stock Companies";
17. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 79 of the Federal Law "on Joint Stock Companies";
18. Acquiring of issued shares by the Company in such cases, as provided for by the Federal Law "on Joint Stock Companies";
19. Taking decisions regarding participation in holding companies, financial-industrial groups, associations and other unions of companies;
20. Approval of internal documents, regulating activities of the Company executive bodies;
21. Taking decisions regarding other issues, as provided for by the Federal law on "Joint Stock Companies".

12.4. The Company executive body shall not decide issues that belong to the competence of the Company General Shareholders' Meeting.

The Company Board of Directors shall not decide issues that belong to the competence of the Company General Shareholders' Meeting, unless otherwise provided by the Federal Law "on Joint Stock Companies".

12.5. The Company General Shareholders' Meeting shall not have the right to discuss and take decisions regarding issues, which do not belong to their competence according to the Federal Law "on Joint Stock Companies".

12.6. Procedures regarding convening of the Company General Shareholders' Meetings, including the rights of the participants of the Company General Shareholders' Meetings to ask questions to Company CEO, members of the Executive Committee, members of the Board of Directors, members of the Auditing Committee, the Company Auditor and other associate members, as well as receive answers to this questions, shall be set in the Order of convening of the Company's General Shareholders' Meetings, approved during the Company General Shareholders' Meetings by proposal of a member of the Director Board.

Clause 13

The right to participation in the General Shareholders' Meeting of the Company. Quorum.

13.1. The right to participation in the General Shareholders' Meeting shall be exercised by Shareholders either personally, or through their representatives.

Shareholder shall have the right to replace his representative participating at the General Shareholders' Meeting of the Company or participate in it personally at any time.

Shareholder representative at the Company General Shareholders' Meeting shall act in accordance with the received rights shall act within his powers, based on the Federal Laws or legal acts of respective governmental agencies or of local self-government authorities, or on letter of attorney. Letter of attorney shall contain information regarding the represented person and the representative him/herself (name of a person or a company, place of residence or location, passport details). In this regard, passport details of the represented person and the representative, which must be written down in the letter of attorney, shall be passport blank number and date of issue.

Letter of attorney shall be executed in accordance with the demands of Items 4 and 5, Clause 185 of the Russian Civil Code or certified by the notary public.

13.2. In case of transfer of shares after the date of making a list of all persons, eligible for participation in the Company General Shareholders' Meeting, and before the convening date of the Company general Shareholders' Meeting (hereinafter referred to as "shares transferred after the record date"), the person, included into this record, shall provide the purchaser of shares with a letter of attorney in accordance with this purchaser's demands. This right shall also apply to all other cases of share transferring.

When transferring shares, transferred after the record date, to two or more purchasers, the person, included into the foresaid record, shall vote at the Company General Shareholders' Meeting as instructed by each purchaser of these shares and/or give every purchaser of these shares letter of attorney indicating the number of shares to vote with.

If purchasers' instructions match, their votes shall be summed up. If purchasers voting instructions regarding the same agenda item of the Company General Shareholders' Meeting do not match, than the person,

included into the foresaid record, shall vote on each issue in accordance with the received instructions respectively to the amount of shares of each purchaser.

If the person, included into the foresaid list, issues letter of attorney for shares transferred after the record date, the purchasers of these shares shall be registered for participation in the voting at the Company General Shareholders' Meeting and shall receive appropriate voting ballot-papers.

If Company voting shares circulate outside the Russian Federation in the form of depositary receipts, issued in accordance with foreign Law and certifying the right to such shares, voting for these shares shall be carried out in accordance with instructions of the depositary receipts owners.

13.3. If a Company share is in participatory share ownership of several persons, then voting right at the Company General Shareholders' Meeting shall be exercised by one of the participants or by their common representative at their discretion. Authority of each of the foresaid persons shall by duly formalize.

13.4. The Company General Shareholders' Meeting shall have authority (quorum shall be sufficient) if Shareholders owning in the aggregate more than one-half of votes of the Company issued voting shares participate in it.

The persons included into the foresaid record and the persons who received the rights given by shares from the foresaid persons by the right of inheritance or reorganization, or their representatives acting on the basis of letter of attorney or Law, shall have the right to participate in the Company General Shareholders' Meeting.

Shareholders registered for participation in the Company General Shareholders' Meeting and Shareholders who submitted their voting ballot-papers within two days of convening of the Company General Shareholders' Meeting shall be considered Shareholders, who have participated in the Company General Shareholders' Meeting. Shareholders shall be considered participants of the absent voting Company General Shareholders' Meeting if their ballot-papers have been submitted before the day of completion of ballot-paper receiving.

If Agenda of the Company General Shareholders' Meeting includes items, voting on which shall be carried out with different numbers of Shareholders, determination of quorum for each item is carried out separately. In this regard, absence of quorum for taking decisions regarding items, voting on which shall be carried out with one number of Shareholders shall not prevent decision taking regarding items with another number of Shareholders, if this number is sufficient for quorum.

13.5. In the absence of quorum, necessary for convening the annual General Shareholders' Meeting of the Company, repeating General Shareholders' Meeting of the Company with the same agenda shall be convened. In the absence of quorum for convening an extraordinary General Shareholders' Meeting of the Company, repeating General Shareholders' Meeting with the same agenda may be convened.

Repeating General Shareholders' Meeting of the Company shall have authority (quorum shall be sufficient) if Shareholders owning in the aggregate not less than 30 % (in words: thirty percent only) of votes of the Company issued voting shares participate in it.

Notification regarding convening of the Company General Shareholders' Meeting shall be carried out in accordance with Clause 52 of the Federal Law "on Joint Stock Companies". In this regard, provisions of Item 1 Clause 52 of the Federal Law "on Joint Stock Companies" shall not be applied. Handing over, dispatching and publishing of voting ballot-papers when convening repeating General Shareholders' Meetings of the Company shall be carried out in accordance with Clause 60 of the Federal Law "on Joint Stock Companies".

When convening repeating General Shareholders' Meeting of the Company less than 40 days (in words: forty days) after the date of failed General Shareholders' Meeting of the Company, persons eligible for participation in General Shareholders' Meeting of the Company shall be selected in accordance with the list of persons eligible for participation in the failed General Shareholders' Meeting of the Company.

13.6. List of persons eligible for participation in the General Shareholders' Meeting shall be based on the Company Shareholders' register. The date of making a list of persons eligible for participation in the General Shareholders' Meeting shall not be set earlier than the date of decision to convene the Company General Shareholders' Meeting and shall not be set more than 50 days (in words: fifty days) before the convening date, excluding the instances, provided for by Item 2 Clause 53 of the Federal Law on "Joint Stock Companies" – for such instances the date of making the foresaid list shall not be set more than 65 days (in words: sixty five days) before the convening date of the Company General Shareholders' Meeting.

In case of convening the Company General Shareholders' Meeting for voting and quorum determination based on ballot-papers received by the Company in accordance with Item 2 Clause 58 of the Federal Law "on Joint Stock Companies", the date of making a list of personas eligible for participation in the General Shareholders' Meeting shall be set not less than 45 days (forty five days) before the convening date of the Company General Shareholders' Meeting In case if the General Shareholders' Meeting was voted or its quorum was determined through the ballots received by the Company in accordance with Item 2 Clause 58 of the Federal Law "On Joint Stock Companies", the eligible persons' list date shall be set no less than 45 (forty five) days prior the General Shareholders' Meeting Date .

13.7. For making a list of persons eligible for participation in the Company general Shareholders' Meeting nominal holders of shares shall present information regarding persons on whose behalf he holds shares to the date of list making.

The list of persons eligible for participation in the Company General Shareholders' Meeting shall contain the name of each Shareholder, his personal data required for identification and information regarding quantity and

category (type) of owned voting shares, registered mail address in the Russian Federation via which he shall receive notifications regarding convening of the Company General Shareholders' Meeting, voting ballot-papers if required and voting results.

13.8. The Company shall insure that Shareholders shall have an access to the list of persons eligible for participation in the Company General Shareholders' Meeting in the time period beginning on the day of notification regarding convening of the Company General Shareholders' Meeting and ending on the day of closing of the Company general Shareholders' Meeting (with joint presence of Shareholders for discussion of agenda and taking decisions regarding voting issues). In case of convening absent voting General Shareholders' Meeting of the Company, final date of the foresaid time period shall be the date of ending of ballot-paper submittal. Familiarization order for list of persons eligible for participation in the Company General Shareholders' Meeting shall be set in accordance with notification order for this Meeting.

The list of persons eligible for participation in the Company General Shareholders' Meeting shall be provided by the Company on demand to all persons on their demand included into the list and owning not less than 1 % (in words: one percent only) of votes for any agenda item of the Company General Shareholders' Meeting in such an order, as provided for by legal acts of Federal Commission for the Securities Market, and this Charter for the purpose of provision of information (materials) for preparation to convening The Company General Shareholders' Meeting. In this regard, information contained in the documents and registered mail address of natural persons included in the list shall be provided only with the foresaid person's approval.

Upon request of any interested person the Company shall provide him within 3 days (in words: three days) with statement from the list of persons eligible for participation in the Company General Shareholders' Meeting, which shall contain information regarding this person or a certificate, where it shall be stated that he is not included into the list of persons eligible for participation in the Company General Shareholders' Meeting.

Changes shall be introduced into the list of persons eligible for participation in the Company General Shareholders' Meeting only in order to restore violated rights of persons not included into the foresaid list to the date of its making or to correct mistakes made during its making.

Clause 14
Preparation for convening General Shareholders' Meeting of the Company

14.1. Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to introduce items into agenda of the annual General Shareholders' Meeting of the Company and to nominate candidates for the Board of Directors, Auditing Committee, Counting Commission, and CEO of the Company. The numbers of these candidates shall not exceed the number of the persons to be appointed for the corresponding body. Such proposals shall be submitted to the Company not later than 60 days (in words: sixty days) after the end of financial year.

If the proposed agenda of the extraordinary Company General Shareholders' Meeting contains items regarding election of members of the Board of Directors, Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to nominate candidates for election into the Company Board of Directors. Such proposals shall be submitted to the Company not less than 30 days (in words: thirty days) before the convening date of extraordinary General Shareholders' Meeting of the Company.

Proposals regarding agenda of the Company General Shareholders' Meeting shall be considered to have been submitted by the persons, who (whose representatives) have signed them.

The portion of voting shares, belonging to Shareholders (Shareholder) introducing a proposal regarding agenda of the Company General Shareholders' Meeting, shall be determined on the date of introduction of such a proposal.

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting and regarding nomination of candidates shall be executed in written form with indication of names, quantity and category (type) of shares, owned by Shareholders (Shareholder) introducing the proposal, and shall be signed by these Shareholders (Shareholder).

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting shall contain wording for each proposed item, proposals regarding nomination of candidates shall contain name of each candidate and name of the corresponding body which he is nominated for. Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting may include contain wording solution for each issue.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares are recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is sent by mail, submittal date shall be the date shown on date stamp impression, which confirms receiving of the letter. If this is a special delivery letter, then the submittal date shall be the date of receipt.

When nominating candidates for the Board of Directors, Auditing Committee or Counting Commission or

CEO of the Company, Shareholder shall attach written confirmation of the nominee and information regarding the candidate to be provided for familiarization to persons eligible for participation in the Company General Shareholders' Meeting during preparations for convening General Shareholders' Meeting of the Company. Such information shall include:

- full name of the candidate;
- citizenship of the candidate;
- information regarding education and raising of qualification for the past 3 years (in words: three years) (name of education establishment, date of graduation from it, its qualification) of the candidate;
- information regarding places of employment for the past 5 years (in words: five years) in chronological order, names of companies and held offices;
- quantity, category (type) of the Company shares owned by candidate;
- name of the Company body, which candidate is nominated for, and his confirmation of consent to be elected;
- candidate's pledge to observe provisions of this Charter and other Company internal documents, decisions taken by the Company General Shareholders' Meetings in case of his election into the executive bodies of the Company.

14.2. The Company Board of Directors shall review all received proposals and take decisions either to introduce them into agenda of the Company General Shareholders' Meeting or deny to make such introductions within 5 days (in words: five days) after the end of terms, set in accordance with paragraphs 1 and 2 of Item 14.1 of this Charter.

Issues proposed by Shareholders (Shareholder) shall be introduced into agenda of the Company General Shareholders' Meeting and nominated candidates shall be included into the list of candidates for voting on election into corresponding body of the Company, with the exception of the following instances:

- Shareholders (Shareholder) have failed to keep the terms, set in accordance with paragraphs 1 and 2 of Item 14.1 of this Charter;

- Shareholders (Shareholder) do not possess the required number of the Company voting shares, set in accordance with paragraphs 1 and 2 of Item 14.1 of this Charter;

- proposal does not comply with the requirements of paragraphs 5 and 6 of Item 14.1 of this Charter;

- issue proposed for introduction into agenda of the Company General Shareholders' Meeting does not belong to its competence and/or does not comply with the requirements of the Russian Federal Law "on Joint Stock Companies" and other legal acts of the Russian Federation.

Motivated decision regarding denial of introduction of proposal into agenda of the Company General Shareholders' Meeting or regarding denial to include candidate into the list of candidates for voting on election into corresponding body of the Company shall be forwarded to Shareholders (Shareholder), who have introduced a proposal or nominated a candidate, within 3 days (in words: three days) after the date of its taking.

The decision of the Company Board of Directors regarding denial to include proposal into agenda of the Company General Shareholders' Meeting or regarding denial to include candidate into candidate into the list of candidates for voting on election into corresponding body of the Company and digression of the Company Board of Directors to take a decision may be the subject of appealing to the court.

14.3. The extraordinary General Shareholders' Meeting of the Company shall be convened by the decision of the Company Board of Directors by its own initiative, by the Company Auditing Committee demand, by demand of Shareholder (Shareholder) possessing not less than 10 % (in words: ten percent only) of the Company voting shares to the date of demand raising.

14.4. The demand regarding convening of the extraordinary General Shareholders' Meeting of the Company shall be considered received from Shareholders, who have signed it

The voting share portion of Shareholders (Shareholder) who have demanded for convening of the extraordinary General Shareholders' Meeting of the Company shall be determined to the date of rising of such a demand.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is forwarded through ordinary letter or other ordinary mail, the date of raising of such a demand shall be the date stamp impression, which confirms receiving of the letter. If it is done through special delivery letter or any other registered mail, then the submittal date shall be the date of forwarding a demand against receipt.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is given against receipt, then the submittal date shall be the date of handing over.

14.5. Within 5 days (in words: five days) of demand for convening the extraordinary General Shareholders' Meeting of the Company by the Company Auditing Committee, the Company Auditor or Shareholders (Shareholder) of the Company owning not less than 10 % (in words: ten percent only) of the Company voting shares

The Company Board of Directors shall take a decision either about convening of the extraordinary General Shareholders' Meeting or about denial to do so.

Convening of the extraordinary General Shareholders' Meeting of the Company based on demand by the Company Auditing Committee, the Company Auditor or Shareholders (Shareholder) of the Company owning not less than 10 % (in words: ten percent only) of the Company voting shares may be taken, if:

- the set order of demanding for convening of the extraordinary General Shareholders' Meeting of the Company, as provided for by the Laws and this Charter, has not been observed;

- Shareholders (Shareholder) demanding for convening of the extraordinary General Shareholders' Meeting of the Company do not possess the required number of the Company voting shares, set in accordance with Item 14.3 of this Charter;

- None of the issues introduced into agenda for the extraordinary General Shareholders' Meeting of the Company belong to its competence or comply with the requirements of this Charter, the Russian Federal Law "on Joint Stock Companies" and other legal acts of the Russian Federation.

14.6. The Company Board of Directors' decision regarding convening of the extraordinary General Shareholders' Meeting of the Company or denial to convene it shall be delivered to persons demanding for such a convening within three days (in words: three days) after the date of taking this decision.

Decision of the Company Board of Directors regarding convening of the extraordinary General Shareholders' Meeting of the Company or denial to convene it may be the subject of appealing to court.

14.7. If the Company Board of Directors fails to take a decision regarding convening of the extraordinary General Shareholders' Meeting of the Company within the time period set by this Charter or denies to convene it, the extraordinary General Shareholders' Meeting of the Company may be convened by executive bodies and persons, demanding for such a convening. In this regard, executive bodies and persons convening the extraordinary General Shareholders' Meeting of the Company shall have the authority required for such a convening, as provided for by this Charter and the Federal Law "on Joint Stock Companies" of the Russian Federation.

In this case, all expenses for preparation of the extraordinary General Shareholders' Meeting of the Company may be reimbursed by the Company General Shareholders' Meeting on the Company's account.

14.8. When preparing for the extraordinary General Shareholders' Meeting of the Company, the Company Board of Directors shall decide on the following issues:

convening form for the General Shareholders' Meeting (joint meeting or absent voting);

Date, venue (mail address), time of General Shareholders' Meeting convening, and mail address for filled ballots submission - in case if the federal law "On Joint Stock Companies" (Item 3 Clause 60) permits sending the filled ballots to the Company; as well as ballots submission mail address and ballots closing date – in case if the General Shareholders' Meeting is convened in the form of absent voting.

The date of making a list of persons eligible for participation in General Shareholders' Meeting;

Agenda for General Shareholders' Meeting;

Order of notification of Shareholders regarding General Shareholders' Meeting to be convened;

List of information (materials) provided to Shareholders during preparation for convening of General Shareholders' Meeting and order of provision of it to Shareholders';

Form and text of voting ballot-papers for an instance when voting is carried out using ballot-papers;

Time of beginning of registration of persons, eligible for participation in General Shareholders' Meeting which shall be carried out in the form of joint meeting.

14.9. The Company Board of Directors shall not have the right to introduce changes into wording of issues, proposed for introduction into agenda of the Company General Shareholders' Meetings, and into decisions regarding such issues.

Apart from issues proposed for introduction into agenda of the Company General Shareholders' Meetings, and in case of absence of such proposals, absence or lack of adequate quantity of candidates nominated by Shareholders for corresponding bodies, the Company Board of Directors shall have the right to introduce issues into agenda or include candidates into lists of candidates for the Company General Shareholders' Meeting at its discretion.

14.10. The Company General Shareholders' Meeting shall have two convening forms: joint meeting and absent voting.

Joint meeting provides for taking of decision by the Company General Shareholders' Meeting via joint personal presence of Shareholders or their authorized representatives for discussion regarding agenda items and voting on issues put on vote.

Absent voting form provides for taking of decision by the Company General Shareholders' Meeting without joint meeting (joint presence of Shareholders for discussion regarding agenda items and voting on issues put on vote) via carrying out of absent voting using voting ballot-papers.

The Company General Shareholders' Meeting, the agenda of which includes items dealing with elections for the Company Board of Directors, the Company Auditing Committee, and also issues, determined by paragraph 11 of Item 1 of Clause 48 of the Federal Law "on Joint Stock Companies" shall not be convened in the absent voting form.

Convening form for the Company General Shareholders' Meeting shall be determined by initiators of the convening with the exception of instances, when convening form for the Company General Shareholders' Meeting

is as provided for by the Federal Law "on Joint Stock Companies" or by this Charter.

Clause 15
Information on holding the General Shareholders' Meeting

15.1. The notification on holding the General Shareholders' Meeting should be sent no later than 30 (thirty) days before the date of its holding and the notification on holding the General Shareholders' Meeting with the item on the Company reorganization on the agenda should be sent no later than 40 (forty) days before the date of its holding.

According to Clause 53 c. 2 of the Federal law "On joint stock companies" the notification on holding an extraordinary General Shareholders' Meeting should be sent no later than 60 (sixty) days before the date of its holding.

The notification on holding the General Shareholders' Meeting should be sent within the specified periods of time to each person stated in the list of persons who are entitled to participate in the General Shareholders' Meeting in the written form by means of registered mail, telex, fax or message to the addresses indicated in the register and should be handed in personally against receipt. The notification may also be published in newspaper "Vostochno-Sibirskaya Pravda" as well as in other mass media determined by the Board of directors of the Company, including electronic ones, an electronic message can also be sent to the address of shareholders if they expressed their wish to receive such messages in this particular form.

The notification on holding the General Shareholders' Meeting should include:

full name of the Company and its location;

form of holding the General Shareholders' Meeting (meeting or absent voting);

date, place (postal address), time of holding the General meeting of shareholders of the Company and in case filled in ballot-papers can be sent to the Company in accordance with Clause 60 c. 3 of the Federal law "On joint stock companies" the postal address where the filled in ballot-papers can be sent, or if the General Shareholders' Meeting is held in the form of absent voting the expiration date of ballot-paper acceptance and the postal address where the filled in ballot-papers should be sent;

time when registration of participants of the General Shareholders' Meeting begins;

date of listing the persons entitled to participate in the General Shareholders' Meeting;

agenda of the General Shareholders' Meeting;

procedure of studying information (materials) subject to submission during preparation for holding the General Shareholders' Meeting and the address(es) where it can be found.

15.2. The information (materials) subject to submission during preparation for holding the General Shareholders' Meeting includes:

- annual financial reporting, including the report of the Company Auditor, conclusion of the Company Auditing Committee on results of the audit of annual financial reporting;
- information about the candidate (candidates) to individual executive body of the Company, the Board of directors, the Company Auditing Committee and the Company's Counting Commission;
- draft alterations and addenda to be introduced in the Charter of the company or the project of new wording of the Charter, draft Decisions of the General Shareholders' Meeting;
- analytical treatment and press materials;
- annual report of the Company;
- conclusion of the Company Auditing Committee concerning credibility of the data in the annual report of the Company;
- reports of the Board of directors on the work executed within the reporting period, on observance of the Code of corporate conduct and on application of reserve and development funds of the Company adopted by the Board of directors;
- recommendations of the Board of directors for profit distribution, including the amount of dividends to be paid on the Company shares and the dividend payment procedure, for distribution of losses according to results of financial year as well as transfer of money to development fund of the Company (specifying the amount of money appropriated to different applications including fee earnings of the members of the Board of Directors, the Auditing Committee and executive bodies of the Company and/or refund of charges caused by functioning as members of the Board of Directors, the Auditing Committee of the Company).

15.3. If the agenda of the General Shareholders' Meeting contains an item on election of members of the Board of Directors, the President of the Company, members of the Auditing Committee, members of the Counting commission additional information whether there is a written consent of the nominees to be elected to the appropriate body of the Company as well as data about the nominees according to Clause 14.1 of the present Charter should be submitted to the persons entitled to participate in the General Shareholders' Meeting during preparation for the General Shareholders' Meeting.

The annual report of the Company is supplemented with the report on application of development fund, the report on work executed by the Board of directors and observance of the Code of corporate conduct, adopted by the Board of directors.

Additional information (materials) that must be submitted to persons entitled to participate in the General Shareholders' Meeting when getting ready for a General Shareholders' Meeting with such matters on the agenda,

which can cause origin of the right to demand that the Company buys out its shares, includes:

- report of an independent appraiser on market value of the Company shares, which shareholders can claim to be bought out by the Company;
- cost estimate of net assets of the Company according to the data of financial reporting for the latest closed reporting period;
- minutes (extract from minutes) of the meeting of the Board of directors where the Decision on the price for shares to be bought out was made, the price should be specified.

Additional information (materials) that must be submitted to persons entitled to participate in the General Shareholders' Meeting when getting ready for a General Shareholders' Meeting with an item concerning reorganization of the Company on the agenda includes:

- foundation for the terms and procedure of the Company reorganization, which are specified in the Decision on break-up, split-off or transformation or in the merger or takeover contract, adopted (accepted) by the authorized body of the Company;
- annual reports and annual financial reporting of all organizations participating in reorganization for 3 (three) closed financial years preceding the date of the General Shareholders' Meeting or for each closed financial year from the moment of the company formation if it has been performing its activities for less than 3 (three) years;
- quarterly financial reporting of all organizations participating in reorganization for the latest closed quarter preceding the date of the General Shareholders' Meeting.

The list of additional information (materials) that must be submitted to persons entitled to participate in the General Shareholders' Meeting when getting ready for a General Shareholders' Meeting can be determined by the federal executive body responsible for the securities market.

When submitting materials to the shareholders it should be mentioned what item of the agenda of the General Shareholders' Meeting they relate to.

Information (materials) specified in this clause should be presented to persons who are entitled to participate in the General Shareholders' Meeting within the period of 20 (twenty) days and in case there is an item on the Company reorganization on the agenda within the period of 30 (thirty) days before the date of holding the General Shareholders' Meeting. The information (materials) should be presented in the premises at the address of individual executive body of the Company and in other places specified in notification on holding the General Shareholders' Meeting. It can also be provided through the Internet. The specified information (materials) should be available to persons participating in the General Shareholders' Meeting in the course of the meeting.

15.4. The Company must submit copies of the above-mentioned documents on demand of persons who are entitled to participate in the General Shareholders' Meeting within 5 (five) days from the date of receipt of this demand by the Company. Fees charged for the copies by the Company must not exceed the expenses for making such copies.

15.5. In case the person registered in the register of shareholders of the Company is a nominee shareholder notification on holding the General Shareholders' Meeting is sent to the address of the nominee shareholder, if another postal address where the notification should be sent is not specified in the list of persons entitled to participate in the General Shareholders' Meeting. If the notification on holding the General Shareholders' Meeting is sent to the nominee shareholder he must inform his clients about it according to procedure and within a period of time specified in RF legal acts or his Contract with the client.

Clause 16
Counting Commission of the Company

16.1. The Company organizes a Counting Commission of the Company. The personal structure of the Counting Commission is adopted by the General Shareholders' Meeting at the suggestion of the Board of directors.

Execution of the Counting Commission functions can be delegated to the Company Registrar. If the number of shareholders who own voting shares is more than 500 (five hundred) the Counting Commission functions are executed by the Company Registrar.

16.2. The Counting Commission of the Company consists of 5 (five) persons. Members of the Board, members of the Auditing Committee, the President, members of the Executive committee, as well as managing organization or manager and persons nominated for these posts cannot be members of the Counting Commission.

In case the term of powers of the Counting Commission expired or its membership became less than 5 persons or less than 5 members of the Counting Commission came to fulfill their duties the Company Registrar can be called to perform the functions of the Counting Commission.

16.3. The Counting Commission of the Company checks the powers and registers the persons participating in the General Shareholders' Meeting, determines the quorum of the General Shareholders' Meeting, answers the questions regarding realization of the voting authority of the shareholders (their representatives) at the General Shareholders' Meeting, explains the voting procedure for the matters put to vote, ensures the established voting procedure and the shareholders' voting rights, counts the votes and sums them up, draws up a poll deed on results of the voting and hands over the voting ballot-papers to the archive.

16.4. Registration of persons entitled to participate in the General Shareholders' Meeting must be performed upon condition of identification of the persons who came to the General Shareholders' Meeting by means of comparing the data specified in the list of persons entitled to participate in the General Shareholders' Meeting

with the data in the documents presented by them. Besides, the documents certifying powers of legal successors and representatives of the persons included in the list of those entitled to participate in the General Shareholders' Meeting (their notarially attested copied) are to be handed to the members of the Counting Commission when these persons are registered for participation in the General Shareholders' Meeting.

Clause 17

Decision of the General Shareholders' Meeting

17.1. Decision of the General Shareholders' Meeting on the item put to vote is made by majority vote of shareholders who own voting shares and participate in the General Shareholders' Meeting, if not stipulated otherwise in the Federal law "On joint stock companies".

17.2. Decisions on items specified in subclauses 1-3, 5 and 18 of clause 12.3 of the present Charter are made by the General Shareholders' Meeting only at the suggestion of the Board of directors.

17.3. Decisions on items specified in subclauses 1-3, 5 and 18 of clause 12.3 of the present Charter are made by the General Shareholders' Meeting by three-quarters majority of votes of shareholders who own voting shares and participate in the General Shareholders' Meeting.

17.4. Voting at the General Shareholders' Meeting is performed according to the rule "one voting share – one vote", excluding cumulative voting in cases specified in the Federal law "On joint stock companies".

Voting on items of the agenda of the General Shareholders' Meeting is performed by voting ballot-papers.

17.5. Decisions made by the General Shareholders' Meeting and the results of the voting are announced at the General Shareholders' Meeting in the course of which the voting took place, or no later than 10 (ten) days after drawing up a poll deed on results of the voting a report on results of the voting is submitted to those included in the list of persons entitled to participate in the General Shareholders' Meeting in accordance with procedure of notifying about holding of the General Shareholders' Meeting.

17.6. Decisions made at the General Shareholders' Meeting are binding for all shareholders, including those not present at the General Shareholders' Meeting in question.

Clause 18

The Board of directors of the Company

18.1. The Board of directors performs general management of the Company activities excluding the matters, which are in the competence of the General Shareholders' Meeting.

18.2. Upon Decision of the General Shareholders' Meeting fee earnings and (or) refund of charges related to execution of functions of the members of the Board of Directors can be paid to the members of the Board during the period they fulfill their duties. The amount of such fees and refunds is determined by Decision of the General Shareholders' Meeting in accordance with internal documents of the Company.

18.3. The following matters fall into the competence of the Board of directors:

1. Determination of development strategy and priority activities of the Company;
2. Convening of the annual and extraordinary General Shareholders' Meetings, excluding cases specified in Clause 55 c. 8 of the Federal law "On joint stock companies";
3. Approval of the agenda of the General Shareholders' Meeting;
4. Determination of the date for making a list of persons entitled to participate in the General Shareholders' Meeting and other matters dealing with preparation for and holding of the General Shareholders' Meeting delegated into the competence of the Board of directors in accordance with provisions of Chapter VII of the Federal law "On joint stock companies".
5. Increase of the Authorized capital by means of placing additional shares within the quantity and categories (types) of authorized shares;
6. Placement of bonds and other issued securities in cases specified in the Federal law "On joint stock companies";
7. Determination of the price (money value) for the property, the price for placing and repurchase of issued securities in cases specified in the Federal law "On joint stock companies";
8. Purchase of shares, bonds and other securities placed by the Company in cases specified in the Federal law "On joint stock companies" and the present Charter;
9. Nomination of a candidate (candidates) to the post of the Company Auditor, recommendations for the amount of fees and refunds to be paid to the members of the Company Auditing Committee and determination of the fee of the Company Auditor.
10. Recommendations for the amount of the dividend and the dividend payment procedure;
11. Application of reserve fund and other funds of the Company;
12. Adoption of internal documents of the Company excluding those adoption of which is in the competence of the General Shareholders' Meeting in accordance with the Federal law "On joint stock companies" as well as other internal documents which are to be adopted by the President according to provisions of the present Charter;
13. Creation (liquidation) of branches and set up (shutdown) of representative offices of the Company, adoption of the Regulations on branches and representative offices, approval of nominees to the posts of heads of branches and representative offices at the suggestion of the President;

14. Approval of large transactions in cases specified in Chapter X of the Federal law "On joint stock companies";
15. Approval of transactions specified in Chapter XI of the Federal law "On joint stock companies";
16. Approval of the Company Registrar and the terms of the contract concluded with him, as well as termination of the contract with the Registrar;
17. Proponing matters specified in subclauses 2, 6 and 14-19 of clause 12.3 of the present Charter for Decision of the General Shareholders' Meeting;
18. Approval of reports on results of additional share issue;
19. Approval of organizational structure of the Company and the candidature of the Chief accountant as advised by the President of the Company;
20. Determination of the amount of fees and refunds paid to the President, members of the Executive committee and the Chief accountant of the Company;
21. Determination of fund finance generation procedure, approval of the annual report on application of finance of the funds;
22. Appointment of the members of the collective executive body (the Executive committee) at the suggestion of the individual executive body (the President), pre-term dismissal of members of the Executive committee of the Company, making decisions regarding rewards and imposition of disciplinary penalty on the members of the Executive committee;
23. Approval of the main financial and economic activities of the Company, appropriate budgets and limits for the forthcoming calendar year not later than on December 31 of the current year;
24. Approval of the financial and economic plan at the suggestion of the President, including but not limited to the planned expenses and revenues for each direction of the Company activities;
25. Creation of the risk management system, approval of the Company internal procedures regulating risk management, ensurance of their observance, efficiency analysis and improvement of such procedures;
26. Appointment of the Corporate secretary of the Company (hereinafter "Secretary of the Company");
27. Settlement of internal corporate conflicts;
28. Control of operating efficiency of the individual executive body (the President) of the Company;
29. Determination of terms and conclusion of contracts with the President and the members of the Executive committee;
30. Creation of policy of price setting for products manufactured by the Company and services rendered by it;
31. Preparation of suggestions concerning alterations in the Charter of the Company and bringing them up for consideration of the General Shareholders' Meeting;
32. Preliminary approval of annual reports, annual financial reporting, including reports on profits and losses (surplus and loss accounts) of the Company as well as distribution of profit, including payment (announcement) of dividends, excluding the profit distributed as dividends according to results of the first quarter, half-year, nine months of financial year, and losses of the Company according to results of financial year no later than 30 (thirty) days before the date of holding the shareholders' annual General meeting;
33. Preparation of suggestions concerning settlement of transactions, which are to be approved by the Decision of the General Shareholders' Meeting;
34. Approval of annual reports on work executed by the Board of directors and observance of the Code of corporate conduct of the Company;
35. Other matters specified in the Federal law "On joint stock companies" and the present Charter.

18.4. Matters assigned to the competence of the Board of directors cannot be delegated to the President of the Company and/or the Executive committee of the Company.

18.5. Responsibilities of the member of the Board:

1. Perform the duties imposed on them conscientiously and rationally for the convenience of the Company and all its shareholders.

2. Take an active part in the meetings of the Board of directors and committees of the Board of directors.

3. Not to disclose and not to use in private interests and in interests of the third parties confidential information about the Company.

4. To inform the Board of directors in writing of the intent to make a transaction with securities of the Company or its subsidiary (dependents) companies as well as disclose information on transactions with such securities performed by him according to procedure established for disclosure of information on essential facts.

18.6. The quantitative membership of the Board of directors is determined by Decision of the General Shareholders' Meeting. Members of the Board are elected by the General Shareholders' Meeting according to procedure specified in the Federal law "On joint stock companies" and the Charter of the Company for the term till the following annual General Shareholders' Meeting. If the annual General Shareholders' Meeting was not held at the time stated in c. 12.1 of the present Charter the powers of the Board of Directors are terminated excluding powers dealing with preparation, convening and holding of the General Shareholders' Meeting. Only individual persons can be members of the Board of directors. The member of the Board of directors does not have to be the Company shareholder.

The person performing functions of the President of the Company cannot simultaneously be the Chairman

of the Board of directors.

Elections of the members of the Board are executed by means of cumulative voting.

In case of cumulative voting the number of votes belonging to each shareholder is multiplied by the number of persons to be elected to the Board of directors and the shareholder is entitled to cast the resulting number of votes for one nominee or distribute them between two or among several nominees.

The nominees who received more votes are considered to be elected to the Board of directors.

18.7. Upon the Decision of the General Shareholders' Meeting the powers of all members of the Board of Directors can be terminated ahead of time.

18.8. The Chairman of the Board of Directors is elected by the members of the Board of Directors at the first meeting from among the members of the Board of Directors by the majority of the total number of votes of the members of the Board of Directors.

The Chairman of the Board of Directors organizes its work in accordance with the Board of directors" Regulation and Order of activities of the Board of Directors, convenes meetings of the Board of Directors and takes the chair at them, provides for the minutes to be kept, takes the chair at the General Shareholders' Meeting. The Chairman of the Board of Directors controls execution of Decisions of the Board of Directors within the period of time between the meetings of the Board of Directors and constantly communicates with the President and the Executive committee for the purpose of control of current financial and economic activities of the Company.

18.9. The meeting of the Board of directors is convened by the Chairman of the Board of Directors on his own initiative, on request of a member of the Board of Directors, a member of the Auditing Committee of the Company or the Auditor of the Company, the President of the Company, the Executive committee of the Company, shareholder (shareholders) who own no less than 2 % (two per cent) of the Company shares, as well as on initiative of dependent and subsidiary companies upon Decision of their Boards of directors. The procedure of convening and holding the Board of Directors' meetings is determined by the Board of directors' Regulation and Order of activities of the Board of Directors.

In case the Chairman of the Board of Directors is absent his functions are fulfilled by a member of the Board of Directors chosen by the Board of directors.

18.10. The quorum for the meetings of the Board of directors is sufficient of no less than a half of those elected to the Board of Directors by the General Shareholders' Meeting.

When determining whether there is a quorum and counting the votes on the matters on the agenda of the meeting the written opinion of a member (members) of the Board of Directors absent from the meeting is considered in case it is received before the votes on the matter are summed up.

In case the quantity of members of the Board becomes less than the quantity, which constitutes the quorum, the Board of directors must make a Decision on holding an extraordinary General Shareholders' Meeting in order to elect the new membership of the Board of Directors. The remaining members of the Board of Directors are entitled to make decisions only regarding convening of such extraordinary General Shareholders' Meeting.

18.11. The Decision of the Board of directors can be made by means of absent voting (questioning) according to procedure specified in the Board of directors' Regulation. When making decisions at the meeting of the Board of Directors each member of the Board of Directors has one vote. Transfer of voting right from a member of the Board of Directors to any third person including other members of the Board of Directors is not allowed.

Decisions of the Board of directors are made by majority vote of its members present at the meeting or taking part in absent voting excluding the cases specified in the Federal law "On joint stock companies", the present Charter and internal documents of the Company. The Chairman of the Board has the decisive vote right in case of tied vote in the course of making a decision by members of the Board of Directors.

The Decision on approval of a major transaction the subject of which is property costing from 25% (twenty-five per cent) to 50% (fifty per cent) of balance sheet assets of the Company for the date of making decision concerning such transaction is made unanimously by all members of the Board of Directors, votes of drop-out members of the Board of Directors are not considered. If there is no unanimity of the Board of Directors concerning approval of a major transaction the matter regarding the approval of the major transaction can be brought up at the General Shareholders' Meeting. In this case the Decision on approval of the major transaction is made by majority vote of shareholders who own voting shares and participate in the meeting.

18.12. The Decisions on the agenda matters specified in subclauses 1, 5, 6, 8, 9, 10, 17, 23, 24, 31, 32 and 33 of clause 18.3. of the present Charter cannot be made by the Board of directors by means of absent voting.

18.13. Meetings of the Board of directors are held when necessity arises, but not rarer than once in 6 (six) weeks. One of the Board of Directors meeting is held not later than 4 (four) months after the financial year closing for the purpose of considering the annual report drafts, annual financial reporting (including reports on profits and losses) as well as profit distribution, including payment (announcement) of dividends and losses of the Company according to results of the financial year, as well as opinion of the Auditor of the Company dealing with annual financial reporting of the Company and report of the Auditing Committee of the Company.

Notifications on the meeting of the Board of directors is sent to each member of the Board of Directors in the written form according to procedure specified in the Board of directors' Regulation and Order of activities of the Board of directors. The notification should include the agenda of the meeting. Materials concerning the agenda are supplemented to the notification. The matters not specified in the notification cannot be considered at the meeting of the Board of Directors. As an exception matters can be additionally included in the agenda of the Board of Directors

meeting upon unanimous Decision of all members of the Board of Directors, votes of the dropout members of the Board of Directors are not considered. If necessary any meeting of the Board of Directors can be postponed on consent of all members of the Board of Directors who are present. The agenda consists of matters suggested by shareholders who own together no less than 2 % (two per cent) of ordinary shares, a member (members) of the Board of Directors, the Auditing Committee of the Company or the Auditor of the Company, as well as by the President and the Executive committee of the Company.

18.14. Minutes of all meetings of the Board are kept according to procedure established by the Board of Directors and are drawn up no later than 3 (three) days after the date of the meeting holding. Minutes of all meetings should be available for all members of the Board of Directors in the premises of the Company or in any other place specified by the Board of directors. The minutes of the Board of Directors meeting are signed by the person presiding at the meeting who is responsible for correctness of the minutes execution.

Clause 19
Executive bodies of the Company

19.1. Current activities of the Company are managed by individual executive body (the President) of the Company and collective executive body (the Executive committee) of the Company. Executive bodies of the Company are accountable to the Board of directors and the General Shareholders' Meeting.

19.2. The person performing functions of the individual executive body (the President) is also the head of the collective executive body (the Chairman of the Executive committee) of the Company (ex officio).

19.3. Upon Decision of the General Shareholders' Meeting the powers of the individual executive body (the President) can be delegated under a contract to a commercial organization (managing organization) or an individual entrepreneur (manager). Decision on delegation of powers of the President (individual executive body) to a managing organization or a manager is made by the General Shareholders' Meeting only at suggestion of the Board of directors.

19.3.1. When choosing a candidature of the managing organization (manager) recommended to the General Shareholders' Meeting the Board of directors considers business standing of the managing organization (manager) and work experience as a managing organization (manager) in the field of the main activities of the Company. The managing organization (manager) should not perform similar functions in a competitive company; he should not have any other property relations with the Company besides rendering services of a managing organization (manager) of the Company.

19.4. All matters dealing with management of the Company current activities except the matters delegated into the competence of the Board of directors or the General Shareholders' Meeting are in the competence of executive bodies of the Company. The executive bodies of the Company organize execution of the Decisions of the General Shareholders' Meeting and the Board of directors.

19.5. Rights and obligations of the individual executive body (the President) and the members of the collective executive body (the Executive committee), the managing organization or the manager that manage the Company current activities are determined by the Federal law "On joint stock companies", other legal acts of the Russian Federation, the present Charter, the Regulation of President and the Executive committee' Regulation, and the contract signed by each of them with the Company. On behalf of the Company the contract is signed by the Chairman of the Board or the person authorized by the Board of directors.

19.6. Relations between the Company and the individual executive body (the President) and between the Company and the members of the collective executive body (the Executive committee) are subject to provisions of RF Labour Code as far as it does not contradict with the provisions of the Federal law "On joint stock companies".

19.7. The person performing the functions of the individual executive body (the President) and members of the collective executive body (the Executive committee) are allowed to combine their posts in the Company and in executive bodies of other organizations only on consent of the Company Board of directors.

19.8. The General Shareholders' Meeting is entitled to make a Decision on pre-time termination of powers of the individual executive body (the President) at any time. The General Shareholders' Meeting is entitled to make a Decision on pre-time termination of powers of the managing organization or the manager at any time.

The Board of directors is entitled to make a Decision on pre-time termination of powers of the members of collective executive body (the Executive committee) and formation of a new collective executive body (the Executive committee) of the Company at any time.

Clause 20
President of the Company

20.1. Current activities of the Company are managed by the President (CEO) of the Company within the competence determined by RF legislation and the Charter of the Company for executive bodies, excluding the matters delegated into the competence of the collective executive body (the Executive committee) of the Company.

20.2. Rights and obligations of the CEO, the amount of fees and refunds are determined according to the Federal law "On joint stock companies", the present Charter, the Regulation of President of the Company and the Contract. The Contract with the CEO on behalf of the Company is signed by the Chairman of the Board or the person authorized by the Board of directors.

20.3. All the matters dealing with management of current activities of the Company are in the competence

of the CEO, excluding those delegated into the competence of the General Shareholders' Meeting, the Board of directors and the Executive committee of the Company.

The CEO acts on behalf of the Company without any letter of attorney; he performs the following functions:

1. Handles the property of the Company to provide for its current activities within the limits specified by the present Charter and internal documents of the Company;

2. Represents interests of the Company in Russia and abroad;

3. Organizes work of the Executive committee, presides at its meetings;

4. Submits proposals on appointment and dismissal of the members of the Executive committee for the meetings of the Board of directors;

5. Suggests nominees to the posts of the Chief Accountant and heads of branches and representative offices of the Company for approval at the meetings of the Board of directors;

6. Distributes duties among his assistants (First Vice-President , Senior Vice-President , Vice-President 's) and members of the Executive committee;

7. Represents the opinion of the collective executive body (the Executive committee) at the meetings of the Board of directors;

8. Quarterly submits for consideration of the Board of directors quarter plans of work of the collective executive body (the Executive committee) and reports on their execution. The form of such plans and reports is determined by the Board of directors in accordance with internal documents of the Company;

9. Organizes execution of Decisions of the General Shareholders' Meeting, the Board of directors and the collective executive body (the Executive committee) of the Company;

10. Performs transactions on behalf of the Company, independently within the limits of his competence or after their approval by the General Shareholders' Meeting, the Board of directors or the Executive committee of the Company according to procedure determined by the Federal law "On joint stock companies", the present Charter, and internal documents of the Company;

11. Issues orders and gives directions subject to compulsory implementation by all employees of the Company, issues letters of attorney to officials of the Company;

12. Submits reports on financial and economic activities of the Company to the agencies of State administration;

13. Works out and submits for approval of the Board of directors the project of the main financial and economic activities of the Company and appropriate budgets and limits for the following year not later than on December 1 of the current year;

14. Quarterly submits to the Board of directors' reports on execution of the Company budget;

15. Determines organizational structure of the Company;

16. Opens bank clearing accounts and other bank accounts;

17. Determines the Company accounting policies;

18. Concludes the collective contract and ensures execution of its terms;

19. Approves of the personnel list and salary schedule limits, concludes employment agreements with employees of the Company;

20. Approves of internal documents of the Company directly connected with realization by the President of the matters in his competence as specified in the present Charter;

21. Performs other functions necessary to achieve the goals of the Company activities and ensure its normal work in accordance with RF legislation, the present Charter and internal documents of the Company.

20.4. The President of the Company is elected by the General Shareholders' Meeting for the period of 3 (three) years from the date of the General Shareholders' Meeting where he was elected till the date of the third annual General Shareholders' Meeting (hereinafter "Date of the third meeting") and can be reelected to another period for unlimited number of times. In case 3 (three) calendar years from the election date expire before the Date of the third meeting the CEO powers are automatically prolonged till this date.

The General Shareholders' Meeting is entitled to make a Decision on pre-time termination of the CEO powers at any time.

The CEO of the Company is accountable to the Board of directors and the General Shareholders' Meeting.

20.5. The CEO powers can be suspended upon Decision of the Board of directors for the following reasons:

- non-fulfillment of requirements of the Company Charter, Decisions of the General Shareholders' Meeting and the Board of directors;
- violation of terms of the Contract concluded with the CEO by the Company;
- performance of actions (failure to act) resulting in unfavorable consequences for the Company;
- entry into legal force of the sentence involving bringing of the CEO to criminal responsibility;
- in case the CEO is elected (appointed) to an elective or another state post on continuing basis.

Simultaneously with Decision on suspension of the CEO powers the Board of directors must make a Decision on forming a temporary individual executive body (CEO) of the Company and on holding an extraordinary General Shareholders' Meeting aimed at pre-time termination of the CEO powers and election of a new CEO of the Company.

Clause 21
Executive committee

21.1. Current activities of the Company are managed by the Executive committee of the Company within the competence determined by RF legislation, the Charter of the Company and the Executive committee Regulation.

Members of the Executive committee excluding the President are appointed by the Board of directors at suggestion of the CEO for the period of three years in accordance with the Charter of the Company, the Executive committee Regulation, other internal documents of the Company.

The Board of directors determines quantitative membership of the Executive committee.

21.2. Rights and obligations of the members of Executive committee and the amount of fees are determined according to the Federal law "On joint stock companies", the present Charter, the Executive committee Regulation and the Contract. The Contract with the members of the Executive committee on behalf of the Company is signed by the Chairman of the Board or the person authorized by the Board of directors.

21.3. The quorum for the meetings of the Executive committee is determined by internal documents of the Company. It is constituted by no less than a half of those elected to the Executive committee. In case the quantity of members of the committee becomes less than the quantity, which constitutes the quorum, the Board of directors must make a Decision on forming the collective executive body (the Executive committee) of the Company.

21.4. The Executive committee is entitled to settle the following matters dealing with the Company activities:

1. Determine the investment policy regarding assets of the Company and assets belonging to its dependent and subsidiary companies.

2. In accordance with the plan of work of the Board of directors annually submit for approval of the Board short-term and long-term strategy of the Company development, financial and economic plan, suggestions on planned financial and economic figures for the following year.

3. In accordance with working plan of the Executive committee approve of the report on results of activities of structural subdivisions (service, branches and representative offices) for the appropriate period (reporting quarter) and operational plan for structural subdivisions for the forthcoming period, approve of the budget of structural subdivisions (core and minor activities). It should be done quarterly at the regular meeting of the Executive committee.

4. Consider and approve of projects of the personnel list and organizational structure of the Company at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

5. Consider and approve of projects of the official salaries and evaluated wage rates at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

6. Approve of the nominees to vacant positions of the Company management (First Vice-President, Senior Vice-President, Vice-President, head of department, head of direction, heads of branches and representative offices) at the suggestion of the CEO.

7. Approve of a transaction (including loan, credit, pledge, warrantee) or several interrelated transactions for the sum from 10% (ten per cent) to 25% (twenty-five per cent) of the Company balance sheet assets, determined according to the data of financial reporting for the latest reporting date.

8. Make decisions on participation in other organizations in case the Company owns (or will own) 10% (ten) and more per cent of voting shares (equity stakes, ordinary shares) of the said organizations.

9. Appoint persons who represent the Company at the meetings of shareholders (participants) of dependent and subsidiary enterprises of the Company.

10. Make proposals concerning the agenda of meetings of executive bodies of dependent and subsidiary enterprises of the Company.

11. Control generation and application of reserve fund and other funds of the Company made of net profit of the Company.

12. Settle other matters regarding the Company activities in accordance with Decisions of the General Shareholders' Meetings, the Board of directors, as well as issues brought up for consideration by the CEO of the Company.

21.5. Activities of the Executive committee are performed in accordance with RF legislation, the present Charter, the Executive committee Regulation and Order activities of the Executive committee of the Company.

21.6. Minutes should be kept during the Executive committee meetings. In accordance with RF legislation the minutes are submitted to the members of the Board, the Auditing Committee of the Company and the Auditor of the Company on their request.

Meetings of the Executive committee are organized by the person performing the functions of the individual executive body (CEO) of the Company who signs all the documents on behalf of the Company, signs the minutes of the Executive committee meetings, acts on behalf of the Company without a letter of attorney in accordance with Decisions of the Executive committee made within its competence.

Clause 22
Auditing Committee and Auditor of the Company

22.1. Control of financial and economic activities is performed by the Auditing Committee of the Company. Procedure of activities of the Auditing Committee is determined by the Regulation of Auditing Committee of the Company adopted by the General Shareholders' Meeting.

22.2. The Auditing Committee is elected at the annual General Shareholders' Meeting by simple majority vote of shareholders participating in the meeting according to procedure specified in the Regulation of Auditing Committee of the Company for the period till the following annual General Shareholders' Meeting, the number of members is determined in the Regulation of Auditing Committee. The term of powers of the Auditing Committee is from the date of its election by the General Shareholders' Meeting till the date of election of the new membership of the Auditing Committee.

22.3. Powers of individual members or the whole Auditing Committee can be terminated ahead of time upon Decision of the General Shareholders' Meeting for the reasons and in accordance with procedure specified in the Regulation of Auditing Committee.

If the number of members of the Auditing Committee becomes less than a half of those specified in the Regulation of Auditing Committee of the Company the Board of directors must convene an extraordinary General Shareholders' Meeting to elect the new membership of the Auditing Committee. The remaining members of the Auditing Committee perform their functions until the new membership is elected at an extraordinary General Shareholders' Meeting.

22.4. A member of the Auditing Committee can be a shareholder or any person suggested by a shareholder. Members of the Auditing Committee of the Company cannot simultaneously be members of the Board of Directors, the individual executive body (the President), members of the collective executive body (the Executive committee) or members of the Liquidation commission. Shares owned by the members of the Board of Directors or persons holding posts in the executive bodies of the Company cannot participate in voting during elections of the members of the Auditing Committee.

22.5. Scrutiny (audit) of financial and economic activities of the Company considers results of the Company annual activities. Scrutiny (audit) of financial and economic activities of the Company is also performed at any time:

- on initiative of the Auditing Committee itself;
- upon Decision of the General Shareholders' Meeting;
- upon Decision of the Board of directors of the Company;
- upon Decision of the Executive committee of the Company;
- on request of a shareholder (shareholders) who own together no less than 10% (ten per cent) of the Company voting shares.

22.6. On request of the Auditing Committee the persons holding posts in the management bodies of the Company must submit documents on financial and economic activities of the Company.

22.7. The Auditing Committee of the Company is entitled to demand an extraordinary convening of the General Shareholders' Meeting in accordance with Clause 55 of the Federal law "On joint stock companies".

22.8. Upon Decision of the General Shareholders' Meeting fee earnings and (or) refund of charges dealing with execution of their duties can be paid to the members of the Auditing Committee. The amount of such fees and refunds is determined by Decision of the General Shareholders' Meeting in accordance with internal documents of the Company.

22.9. To check and confirm correctness of the annual financial reporting the Company employs a professional auditor who is not connected with the Company or its participants by property interests.

22.10. The Auditor of the Company performs the audit of financial and economic activities of the Company in accordance with RF legal acts under the contract concluded with him.

The General Shareholders' Meeting approves of the Auditor of the Company. The amount of his fees is determined by the Board of directors.

22.11. The results of the audit of financial and economic activities of the Company are reflected in the documents drawn up by the Auditing Committee and the Auditor of the Company. They should include the following:

1) confirmation of reliability of data containing in reports and other financial documents of he Company;

2) information on violation of procedure of accounting and submission of financial reporting established by RF legal acts, as well as on violation of RF legal acts while performing financial and economic activities.

Clause 23
Responsibility of the members of the Board of Directors of the Company, CEO and members of the Executive Committee

23.1. Members of the Board of Directors of the Company, CEO and the members of the Executive Committee must act in the interests of the Company, realize their rights and perform their duties related to the Company in good faith and reasonably, during realizing their rights and performing their duties.

23.2. The members of the Board of Directors, CEO and the members of the Executive Committee are

responsible to the Company for losses, caused to the Company by their guilty actions (inactions), unless other grounds and extend of responsibility are not fixed by Federal laws.

23.3. When defining the grounds and extend of the responsibility of the members of the Board of Directors. CEO and members of the Executive Committee, ordinary terms of the business intercourse and other circumstances, concerning the business, must be taken into account.

23.4. In the case if, accordingly to the conditions of the present Clause of the Charter, several persons are responsible, their responsibility to the Company is joint responsibility.

23.5. The Company or a shareholder (shareholders), owning in aggregate not less than 1% (One percent) of the issued ordinary shares of the Company, has right to go to the law with claim to a member of the Board of Directors, CEO and members of the Executive Committee, about compensation paid, caused to the Company.

Clause 24

Acquisition and redemption by the Company of the issued shares

24.1. The Company has right to purchase of the issued by it shares under decision of the Company General Shareholders' Meeting of the reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their total quantity.

Shares, purchased by the Company under taken decision by the General Shareholders' Meeting of the reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their total quantity, discharge at the tome they are purchased.

24.2. The Company has right to purchase issued shares under the decision of the Board of Directors of the Company.

Shares, purchased by the Company accordingly with the present paragraph, do not give right to vote, they are not taken into account when counting of votes, and dividends are not charged for them. Such shares must be sold for the market value not later than 1 (One) year from the date of their purchase. Otherwise the Company General Shareholders' Meeting must take decision to reduce the Company Authorized Capital via paying off the mentioned shares.

24.3 The Company has no right to make decision of purchasing by the Company of the shares, if nominal price of circulating shares of the Company, is less than 90% (ninety percents) of the Company Authorized Capital.

24.4. The decision of shares purchasing must determine categories (types) of purchasing shares, amount of purchasing by the Company shares of each category (type), price of purchasing, way and term of payment, and also term, during which the Company shares are being purchased.

The Company share purchase price is determined accordingly to the Clause 77 of the Federal Law on "Joint Stock Companies".

Each shareholder – shareowner of the particular categories (types), which are decided to purchase, has right to sale the abovementioned shares, and the Company must purchase them.

In the case if the total amount of the shares, related to which the Company sent appeal to purchase, exceeds the shares amount, which may be purchased by the Company taking into account of the limitation, established by the Federal Law on "Joint Stock Companies" and the Company Charter, shares are purchased from shareholders proportionally to the applied requirements.

24.5 The Company must observe limitations to purchase of the issued shares of the Company, set by the legislation of RF and the Company Charter.

24.6 the shareholders – owners of the vote shares have right to demand redemption by the Company all or part of their shares in the cases of making the following decision of the Company General Shareholders' Meeting, if they voted against these decisions or did not take part in voting of the questions:

1) The Company reorganization;
2) About accomplishment of the major transactions, decision to approve this is made by the Company General Shareholders' Meeting, accordingly to the requirements of the Federal Law on "Joint Stock Companies";
3) About corrective actions and supplements to the Company Charter or approving Charter of new addition, which limits their rights.

The shareholders are consider not taking part in vote, who did not provide to the Company in the set terms the voting papers; the shareholders are consider to vote "nay", if in their vote paper there is only one answer – "nay", in purpose to realize the right of shareholders to demand the pay-off by the Company of owing by them shares.

Invalid vote papers are not considered to be "nay".

Order and conditions of the purchase by the Company of the issued shares under demand of the shareholders is defined by the Federal Law on "Joint Stock Companies". The Company pays-off the shares for price, set by the Company Board of Directors, but not less the market value, which must be estimated by the independent appraiser without taking into account of the changing in the result of the Company actions, entailed the accrual of the right to demand the estimation and share pay-off.

24.7. In the cases when, accordingly to the Federal law on "Joint Stock Companies", the price (money estimation) of the property, and also price of the allocation or pay-off price of the issuing securities of the Company are determined by the decision of the Company Board of Directors, they must be determined based on their market

value.

The market value of the property, including shares and other securities of the Company, is determined accordingly to the Clause 77 of the Federal Law on "Joint Stock Companies".

24.8. The Company Board of Directors hires independent appraiser to estimate the market value of the Company shares and the cases, in provided by the legislation and the Company Charter, when calling of the independent appraiser is a must.

Clause 25
Major transactions

25.1. A major transaction is a transaction (including loan, credit, bond, guarantee) or several interrelated transactions, related to acquisition, alienation or possible alienation by the Company directly or indirectly of the property, cost of which is 25% (twenty five) and more percents of the book value of the Company assets, determined accordingly to its accounting accounts on the last account date, excluding transactions, committing in the process of ordinary economical activity of the Company, transactions related to the allocation by means of subscription (realization) of the ordinary shares of the Company, and transactions, concerning he allocation of the issuing of the securities, convertible to the ordinary shares of the Company.

In the case of the alienation or occurrence of the possibility of the alienation of the property, the cost of such property, determined by the information of the accounting reports, is compared with the value assets of the Company, and in the case of purchase – the cost of its acquisition.

25.2. The price of the alienated or purchased property (service) is determined by the Company Board of Directors, accordingly to the Clause 77 of the Federal Law on "Joint Stock Companies" to make decision to approve the Major transaction by the Company Board of Directors and Company General Shareholders' Meeting.

25.3. Major transaction must be approved by the Company Board of Directors or the Company General Shareholders' Meeting accordingly to the legislation of RF and the present Charter.

25.4. Decision of approval of the Major transaction, which subject is the property costing from 25% (twenty five percents) to 50% (fifty percents) of the book value of the Company assets, is taken by all members of the Company Board of Directors unanimously, votes of the dropout members of the Company Board of Directors are not taken into account.

In the case if there is no unanimity on the approval of the major transaction of the Company Board of Directors is not achieved unanimity, the question to approve the major transaction may be submitted to the Company General Shareholders' Meeting, under the decision of the Company Board of Directors. In this case the decision of the major transaction's approval is made by the Company General Shareholders' Meeting by the majority of the votes of the shareholders – owners of the vote share, who take part in the Company General Shareholders' Meeting.

25.5. The decision of approval of the Major transaction, which subject is the property cost is more than 50% (fifty percents) of the book cost of the assets of the Company, is made by the Company General Shareholders' Meeting with majority with majority of three forth of the votes of the shareholders-owners of the vote shares, who take part in the Company General Shareholders' Meeting.

25.6. The person (persons), who is the transaction Party (Parties), profit getter (profit getters), price, subject of transaction, and other considerable conditions must be mentioned in the decision of approval of the Major transaction.

25.7. In the case if the major transaction is simultaneously a transaction with interested party, the order of its settlement will be applied with regulations of Clause XI of the Federal Law on "Joint stock Companies"

25.8. The major transaction, committed with the infringements of the requirements of the present Clause, may be nullified under the suit of the Company or shareholder.

25.9. A person, intending singly or with assistance of its affiliated person (persons) to purchase 30% (thirty) and more percents of the issued ordinary shares of the Company in the case if the number of the shareholders-owner of the ordinary shares of the Company is more than 1000 (one thousand) taking into account of the amount of the shares he has in possession, must send a written notice of intention to purchase the mentioned shares to the Company not earlier than 90 (ninety) days and not latter than 30 (thirty) days prior of the date of purchase of the shares.

25.10. A person, which singly or in assistance with his affiliated person (persons) has bought 30% (thirty) and more percents of the issued ordinary shares of the Company, in the case if the number of shareholders – owners of the ordinary shares of the Company is more than 1000 (one thousand) taking into account the amount of the shares he has in possession, must propose to the shareholders to sale him shares they possess of the Company and issue securities, convertible into ordinary shares for the market value, but not less their weighted average price during 6 (six) month before the date of purchase, within 30 (thirty) days from the date of purchase.

The preposition of the person, which has bought the ordinary shares of the Company in accordance of the Clauses 25.9., 25.10 of the present Charter, of purchasing the ordinary shares of the Company is sent to all shareholders – owners of the ordinary shares of the Company in written.

Preposition to the shareholders of purchasing shares from them must contain information about the person, which purchases ordinary shares of the Company (name, address or place of location), and also mention amount of the ordinary shares of the Company, he bought, proposed price of the purchasing of the shares, sate of purchase and

way of payment.

A shareholder has a right to accept the preposition of purchase his shares of the Company in the period not more than 30 (thirty) days from the moment of receiving of the preposition. In the case of accepting by the shareholders of purchase his shares, such shares must be purchased and paid not latter than 15 (fifteen) days from the date of accepting the correspondent proposition by the shareholder.

25.11. The person who bought shares with infringements of the requirements of the Clauses 25.9., 25.10 of the Charter of the Company, has right to vote at the Company General Shareholders' Meeting under shares, which total a mount o f t hem not e xceeding the sh ares a mount p urchased b y him o bserving r equirements o f the p resent Clause of the Company Charter.

25.12. Rules of the Clauses 25.9-25.11 of the Company Charter are extended for purchasing each 5% (five percents) of the issued ordinary shares above than 30% (thirty percents) of the issued ordinary shares of the Company.

Clause 26
Interest in the transaction commitments by the Company

26.1. Transactions (including loan, credit, bond, guarantee), if member of the Board of Directors, President, member of the Executive Committee of shareholders of the Company, having together with his affiliated persons 20% (twenty) and more percents of the voting shares of the Company, and also persons having right to give to the Company the obligating instructions is concerned in these transactions, are committed by the Company in accordance with the provisions of the present Clause of the Charter of the Company.

The mentioned persons are considered to be concerned persons (privy) in committing by the Company a transaction in the cases, if they, their spouses, parents, children, sisters and brothers and cousins, adopters and adopted and (or) their affiliated persons:

are the party of the profit getter, middleman or an agent in the transaction;

possess (each or together) 20% (twenty) and more percents of the shares (parts, pay) of the juridical person, which is party of the profit getter, middleman or the agent of the transaction;

fill a position in the management bodies of the juridical persons, which is the profit getter, middleman or agent of the transaction, and also positions in the managing bodies of the Management Company of such juridical person.

26.2. The persons, mentioned in the Clause 26.1 of the present Charter, must inform the Board of Directors of the Company, the Counting Commission of the Company and Auditor of the Company, about the following:

legal persons, the possess singly or in cooperation with his affiliated person (persons) 20% (twenty) or more percents of the voting shares (parts, pay);

legal persons, where they fill the positions of the managing bodies;

known transactions, committing or going to commit, which may be considered to be concerned persons.

26.3. The t ransaction, which i s c oncerned i n, must b e a pproved b efore i t i s c ommitted b y t he B oard o f Directors of the Company or the Company General Shareholders' Meeting accordingly to the RF legislation and the present Charter.

26.4. The decision of the transaction approval, which is concerned in, is made by the Board of Directors of the Company, not interested in its commitment or independent Directors, not interested in its commitment, accordingly to the Clause 83 of the Federal Law on "Joint stock Companies".

In the case all members of the Board of Directors of the Company are admitted as concerned persons and (or) are not independent directors (and also in other cases, provided by the legislation), the transaction may be (must be) approved by the decision of the Company General Shareholders' Meeting, made accordingly to the order provided by the Clause 83 of the Federal Law on "Joint stock Companies":

a member of the Board of Directors of the Company can be recognized as an independent Director if he is not and has been not for 1 (one) year, before to the decision making:

a person to function as a individual executive body (President) of a Company, including CEO, member of the collective executive body (Executive Committee) of a Company, a person to fill the position in the administrative bodies of the Management Company;

a person, whose souses, parents, children, sisters and brothers and cousins, adopters and adopted children are persons to fill the position in the abovementioned executive bodies of the Company, Management organization of the Company or are the CEO of the company;

an affiliated person of the Company, excluding the member of the Board of Directors of the Company.

26.5. The person persons), who is (are) the Party (Parties), the profit getter (getters), the price, the subject of t he t ransaction a nd o ther considerable c ondition o f t he t ransaction, must b e mentioned i n t he d ecision o f t he approval of the transaction, which is concerned in.

The Company General Shareholders' Meeting may make a decision to approve a transaction (transactions) between the Company and the concerned person, which may be committed in future in the process of executing by the Company of its common economical activities.

In the decision of the Company General Shareholders' Meeting must be also mentioned the utmost amount, for which such transaction (transactions) may be committed. Such decision is valid up to the following annual the Company General Shareholders' Meeting.

26.6. In order to make decision of approval of the transaction, which is concerned in, by the Board of Director of the Company and the Company General Shareholders' Meeting, the Board of Directors of the Company must define the price of the alienating or purchasing property or services, accordingly to the Clause 77 of the Federal Law "on Joint stock Companies".

26.7. The transaction, which is concerned in, committed with the infringement of the requirements of the transaction provided by the Federal Law "on Joint stock Companies", may be admitted invalid under the suit of the Company or a shareholder.

26.8. The concerned person is responsible for the Company at the rate of losses, he committed to the Company. In the case that several persons are responsible, their responsibility to the Company is joint responsibility.

Clause 27

Accounts and reports, the Company documentations, information about the Company

27.1. The first fiscal year of the Company starts on the date of its registration and finishes on 31 of December of the current year. Following fiscal years are corresponded to the calendar ones.

27.2. The Company keeps business accounting and provides finance reports in accordance to established procedure by the legislation and other legal documents of the Russian Federation.

27.3. The data adequacy, which is in the annual report of the Company, annual accounting report, must be approved by the Counting Commission of the Company.

27.4. The annual report of the Company is the subject to the prior approval of the Board of Directors of the Company not latter than 30 (thirty) days prior to the date of the Company General Shareholders' Meeting.

27.5. CEO is responsible for the organization, state and adequacy of the bookkeeper accounting of the Company, timely presentation of the annual report and other finance accounting reports to the correspondent bodies, and also information of the Company activities, provided to the shareholders, creditors and mass media, accordingly to the Federal Law on "Joint stock Companies" and other legal decrees of the Russian Federation and the present Charter.

27.6. The Company must keep the following papers:

1) The Charter of the Company, amendments and alternations, made in the Charter of the Company, editions of the Charter of the Company, registered in accordance to established procedure, the decision of the establishing of the Company, certificate of the State registration of the Company;

2) Papers, approving the rights of the Company for the property, which is in its registry book;

3) Internal documentation of the Company;

4) Charter of the branch or the Representative of the Company;

5) Annual reports;

6) Documentation of the finance reports;

7) Documentation of the accounting reports;

8) Minutes of the Company General Shareholders' Meetings, meetings of the Board of Directors of the Company, the Executive Committee, the Counting Commission of the Company;

9) Voting ballot-paper, and also letters of attorney (copy of the letters of attorney) to take part in the Company General Shareholders' Meeting;

10) Reports of the independent appraisers;

11) Lists of the affiliated persons of the Company;

12) Lists of the persons, having right to take part in the Company General Shareholders' Meeting, having right to receive the dividends, and other lists, issued by the Company for the shareholders to realize their rights accordingly to the requirements of the Federal Law on "Joint stock Companies";

13) Conclusions of the Counting Commission of the Company, the Auditor of the Company, the government and municipal fiscal control bodies

14) Offering circulars, quarter reports of the issuer and other documentation, having information to publish or disclose by other way, accordingly to the Federal Law on "Joint stock Companies" or other Federal laws;

15) Other papers, provided by the Federal Law on "Joint stock Companies", the present Charter, internal document of the Company, decisions of the Company General Shareholders' Meeting, the Board of Directors of the Company, executive bodies of the Company, and also papers, provided by the legal acts of the Russian Federation.

27.7. The Company keeps the documentation, provided in the Clause 27.6 of the present Charter, in the place of location of its individual executive body in accordance with procedure and terms, established by the federal executive body of the equity market.

27.8. The Company provides the access of the shareholders to the documentation mentioned in the Clause 27.6 of the present Charter. Shareholder (shareholders) possessing in total not less than 25% (twenty five) percents of the voting shares of the Company has rights to access to the documentation of the business accounting reports and the minutes of the Executive committee meetings.

27.9. The documentations, provided in the Clause 27.6 of the present Charter of the Company, must be presented by the Company within 7 (seven) days from the date of the correspondent demand to inspect in the offices of the individual executive body of the Company.

The company must give copies of the mentioned papers, on demand of the persons, having right of access

to the papers, provided by the Clause 27.8 of the present Charter.

27.10. The Company must disclose:

annual report of the Company, annual accounting reports;

Offering circulars of the Company's securities in the cases, provided by the legal acts of the Russian federation;

notification of the holding the Company General Shareholders' Meeting in accordance with the established procedure by the Federal Law on "Joint stock Companies";

other information, determined by the federal executive body of the equity market.

27.11. The obligatory disclosing of the information by the Company in the case of the public allocation of bonds or other securities is performed by the Company in accordance with volume and procedure established by the federal executive body of the equity market.

27.12. The Company is responsible for the safe keeping of the managing, finance and economic, personnel and other documentations, provides to hand in for the state storing of the papers, which has science and historic value, accordingly to the list of the papers, approved by the Rosakhive; keep safely and uses in accordance with established procedure the papers about personnel, in an effort to realize the state, social, economical and tax policy of the state storage of the papers.

27.13. In the case of reorganization or cessation of the business activity of the Company, all documentation (managing, finance and economical, personnel and other) is handed over to the company-assignee in accordance with the established procedure. In the case of absence of the assignee, the documentation of the constant storage, having science-historic value, is handed over to the archives for the state storage. The personnel documentation (decrees, personal files, record cards, personal accounts, etc) is handed to store to the archive of the administration district, where the Company was registered. Handing over and putting in order the documentation is performed by crews and at the expense of the Company accordingly to the requirements of the archive bodies.

Clause 28
Reorganization and closing down of the Company

28.1. The Company may be voluntarily reorganized in the accordance with the procedure, established by the Federal Law on "Joint stock Companies".

Other grounds and the procedure of the reorganizing of the Company are established by the Civil Code of the Russian Federation and other federal laws.

Reorganization of the Company may be done in the context of the amalgamation, affiliation, division, segregation and reformation.

28.2. Formation of the property of the companies, creating in the result of the reorganization, is done only the expense of the property of the reorganized companies.

The Company is considered to be reorganized, excluding cases of the reorganization by affiliation, from the date of the State registration of the new appeared juridical persons.

28.3. The Company must inform in written the creditors of the Company and publish the note about the made decision in the mass media, intended for the purpose for publishing the information of the state registration of the juridical persons, not latter than 30 (thirty) days from the date of the making decision of the reorganization, and in the case of reorganization of the Company in the form of the amalgamation or affiliation from the date of making decision by the last of these companies.

28.4. The Company may be closed down voluntarily in the procedure established by the Civil Code of RF taking into account the requirements of the Federal Law on "Joint stock Companies" and the present Charter. The Company may be closed down by the court decision under the grounds, provided by the Civil Code.

28.5. In the case of the voluntary closing down of the Company, the Board of Directors of the Company submits a question of closing down of the Company and crating the Liquidation Committee for the Company General Shareholders' Meeting to decide. The Company General Shareholders' Meeting makes decision to close down the Company and appointing the liquidation Committee.

28.6. From the moment of the appointment of the Liquidation Committee, it has all the authorities to manage the Company deals. The Liquidation Committee on behalf of the Company appears in the court.

28.7. The Liquidation Committee takes measures to find creditors and to get the accounts receivable, and also informs in written the creditors about closing down of the Company.

28.8. After ending the period of the present the claims by the creditors, the Liquidation Committee issues an intermediary liquidation balance, which contains information about property listing of the closing down Company, presented by the creditors' claims, and also results of their examination. The intermediary liquidation balance must be approved by the Company General Shareholders' Meeting.

28.9. After finishing settlements of accounts with the creditors, the Liquidation Committee issues the liquidation balance, which must be approved by the Company General Shareholders' Meeting.

28.10. The property of the Company remained after settling down the accounts with the creditors, is distributed between the shareholders in accordance with procedure established by the Federal Law on "Joint stock Companies" and the present Charter.

28.11. The closing down of the Company is considered to be finished, and the Company is considered to be stopped existence from the moment when the state registry body makes the correspondent record in the united state

registry of the juridical persons.

Amendments to the Charter of the
Joint-Stock Company
"Scientific - production corporation "Irkut"

Moscow **July 20, 2004**

In the Article 6, Clause 6.1 in the first sentence of the first paragraph to replace the phrase "2 373 155 625 (Two billion three hundred seventy three million one hundred fifty five thousand six hundred twenty five) rubles" by the following phrase: "2 636 839 584 (Two billion six hundred thirty six million eight hundred thirty nine thousand five hundred eighty four) rubles"; and the phrase "791 051 875 (Seven hundred ninety one million fifty one thousand eight hundred seventy five)" by the following phrase: "878 946 528 (Eight hundred seventy eight million nine hundred forty six thousand five hundred twenty eight)".

In the Article 6, Clause 6.1 in the first sentence of the first paragraph to exclude the phrase: "87 894 653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three)".

The present amendments are made according to the decision of the extraordinary General shareholders' meeting of the JSC "Scientific-production corporation "Irkut" (minutes №18, December 2, 2003) and Notice of the Federal Service for the Financial Market № 04-ВГ-03/2432of 07.07.2004 of registration of the additional share issue report.

President of Irkut Corporation **A.I. Fedorov**

State Property Management Committee of Russia
Irkutsk Regional Agency

Dom Sovetov, Kirov pl., Irkutsk, 664027
Telephone: 24-51-97
Telefax:27-13-51

The **Order**

01.03.1993 № 188/AK

"On the approval of the privatization plan
and transformation of the state enterprise –
Irkutsk aviation industrial association into
the open joint stock company "Irkutsk aviation
industrial association"

According to the Government program of state and municipal enterprises privatization in the Russian Federation of 1992 and the Decree of the President of the Russian Federation of July 01 1992 №721 "On organizational measures for transformation of the state enterprises, voluntary associations of the state enterprises into open joint stock companies", the decree of the Government of the Russian Federation of December 10 1992 № 2311-p and the letter of the State Property Management Committee of The Russian Federation of January 14 1993 №7/19:

1. To approve the privatization plan of the state enterprise "Irkutsk aviation industrial association" ("IAPO").
2. To transform the state enterprise "IAPO" into the open joint stock company "Irkutsk aviation industrial association ("IAPO").

To determine Irkutsk regional agency on state property management as the joint stock company founder.

3. To approve the Charter of the open joint stock company "IAPO" and to send it to the authority of Leninskiy District of Irkutsk for registration.
4. To consider the open joint stock company "IAPO" to be the successor of the state enterprise "IAPO" rights and obligations. To consider the official seal, the stamps and the bank clearing accounts of the state enterprise "IAPO" to be valid for the joint stock company IAPO until the 1st day of June 1993.
5. To transfer the privatization plan, the founder rights and the share holding certificate in the JSC "IAPO" authorized capital at the rate of 552700 thousand RUR (five hundred and fifty two million seven hundred thousand RUR) to the Regional Property Fund.
6. The property management department of the Committee (A.I.Kulikov) shall conclude the contract with the General Director of IAPO (G.N.Gorbunov) to temporarily employ him as the General Director of the JSC "IAPO" in accordance with the Charter items.
7. The property management department (A.I.Kulikov) shall conclude the agreement on the economic control of facilities, stated in Item 8 of the privatization plan with the JSC "IAPO".
8. Acting General Director of the JSC "IAPO" G.N.Gorbunov shall:

8.1 Appoint the temporary management, acting until the joint stock company bodies formation, send the issue of shares registration request, prepare and publish the issue of shares information in the mass media.

9. The Regional Property Fund (V.I. Ivanov) shall assign shares in accordance with the privatization plan as provided for the second incorporation method (the nominal value of a share for closed subscription with the rate 1,7).
10. The workgroup of the JSC "IAPO" privatization (V.V. Ionushas) shall conduct the closed subscription to shares and represent the closed subscription minutes that has been approved by the Property Management Committee of Irkutsk region to the Regional Property Fund.

V.G. Dvornichenko/signed, seal affixed/
Regional Agency Director

AGREED
by the Board of people's deputies
of Leninsky District of Irkutsk
V.N. Govorin/signed, seal affixed/
October 12, 1992

APPROVED
by the State Property
Management Committee of Russia
V.G. Dvornichenko/signed, seal affixed/
February 26, 1993

AGREED

by the staff conference of JSC "IAPO"
V.A. Efimov/signed, seal affixed/
September 23, 1992

by the Head of
Administration of Leninsky district of Irkutsk
V.A. Samsonov/signed, seal affixed/
October 13, 1992

THE PRIVATIZATION PLAN
Of "Irkutsk aviation industrial association"

AGREED

by the Board of people's deputies
of Irkutsk
T.D. Jakusheva/signed seal affixed/
October 16, 1992

I. The facility requisite elements (prior to the transformation)

1. Number and abbreviated name;
"Irkutsk aviation industrial association", IAPO

2. Legal address: 3, Novatorov street, Irkutsk, 664020

3. Number and date of the facility registration:
The Minutes № 995 of Leninsky District Administration of Irkutsk dated 22.06.1992

4. Property: Federal

5. Form of incorporation:
The State enterprise

6. Full name and legal address (of an association, a concern, a corporation etc.) comprising the enterprise:
It is not comprised

7. Numbers of settlement account, name and requisite elements of the serving bank offices:
Settlement account 000263610 in the commercial bank "Baykalsky" MFO 125338 of Irkutsk

8. Name and address of the subdivisions that were legal persons, their liquidation date:
None

II. The main facility features

	By January 01.1992	July 01.1992
1. Staff on the payroll	15211	14944
2. Book value of fixed assets (thousand RUR)	296513	298705
3. Balance sheet profit (thousand RUR)	-	79107
4. Profit after tax and other compulsory payments (thousand RUR	-	54204
5. Authorized capital value (determined in accordance with the Decree of the President of the Russian Federation of July 01, 1992 №721) (thousand RUR)	x	552700
6. Privatization Fund means (of the privatization personal accounts) (thousand RUR)		
including for the account:		
- profit;	x	150000
- remains of FES	x	-

7. Number and cost of the facilities which have been leased to the other natural and legal persons: 5293.6 thousand RUR (the list is attached)

8. The list and cost of the facilities which are not to be privatized:
The facilities cost is 75802.6 thousand RUR
The facilities list is attached.

9. The suggestions on the use of social and cultural facilities (including those having independent balance) and other not intended for privatization facilities by the joint stock company:

With the consent of Irkutsk Board of people's deputies the property under privatization includes (attached) Facilities:
"Culture Center after name of Y.A. Gagarin".

The sports complex with the swimming pool
The camps "Chayka", "Priboy"
Pioneer camps.
The sanatorium-preventorium "Zavodskoy", "Radon".
Kindergartens and nurseries.
Hostels (including for small families).
The hotel.
The merchandized canteen.
Bathhouses, laundries.

The other not intended for privatization facilities are transferred to the joint stock company economic control, and then they are to be the municipal property.

10. The list of facilities in which the enterprise has the share interest:

1. The Soviet and Swiss joint enterprise "BETA - AIR" is a legal person in accordance with the legislation of the Russian Federation
a) Legal address: 1, Instrumentalniy tupik, Taganrog, the Russian Federation.
b) The authorized capital value is 14.000.000 RUR
c) IAPO share is 1.500.000 RUR

2. The joint stock commercial bank "Baykalskiy" is a legal person in accordance with the legislation of the Russian Federation:
a) Legal address: 7, Jukova street, Irkutsk
b) The authorized capital value is 85.000.000 RUR
c) IAPO share is 3.000.000 RUR

II. The main enterprise activities:
- manufacture and sell of aeronautical engineering, industrial products and consumer goods;
- paid services for enterprises and the population
- foreign-economic activity.

12. The main products, jobs and services:
- manufacture and after-sales service of aeronautical engineering СУ-27УБ;
- manufacture of industrial equipment (dish-washing machine, canning equipment etc.);
- manufacture of consumer goods (hang-gliders, vacuum cleaners, trailers, children's sledge, step-ladders etc.) – total is over 40 items.

13. The facilities list and the cost of capital construction in process at book value by July 1 1992 (thousand RUR)

№	The facility name and location	Work volume by estimate (Thousand RUR)	Actually performed work volume (Thousand RUR)
1.	The building IB the main zone	2685	78.1
2.	The building I42	5915	4102.1
3.	The building I42/1	5510	219.4
4.	The building 48/2 F area	6345	314.0
5.	The boiler-house annex F area	1200	162.0
6.	Main transformer plant-110/10/6 KV with electric power line -110 KV	1406	178.8
7.	Reconstruction of the building 48/1	1086	72.6

8.	Construction base	10238	108.6
9.	Industrial zone stormwater and oily water treatment units	13000	44.4
10.	The technical main conduit	2017	47.6
11.	The anodizing unit with industrial effluent treatment units	34000	38.9
12.	The assembly storage equipment		3969.0
13.	The construction in process		35057,5
Total:			44393.0

14. The list and the cost of unassembled equipment at book value by July 1 1992 (thousand RUR)

№	The equipment	Quantity	The cost at book value (Thousand RUR)
1.	Automatic molding machine	7	1302
2.	Grainer	1	35
3.	Package plant K-527	1	18
4.	Ultrasonic generator UGG-3-4	1	5
5.	Transformer TsSCh-100	1	3
6.	AV-1216Cold output automatic cutoff	1	15
7.	DE-333OFI Thermoplast	1	40
8.	Turret machine 1325F30	3	172
9.	Machine 4732 F 3M	1	25
10.	Welding machine MTR -1201	2	6
11.	Automatic molding machine DE-3330FI	2	223
12.	Abrasive cold-saving machine	1	5
13.	Compressor 4VMIO-120	1	59
14.	A-15Turret machine	1	11
15.	Press KD-2324K	1	18
16.	Welding machine MTR	5	27
17.	Firebox TCh3M2-2.7/5.6	1	117
18.	Dump skip PSK	1	27
19.	Press DE-2430	1	24
20.	Polisher 3V854A	3	25
21.	Press KG-2132	1	46
22.	Chemical pump TChN-8/404	2	14
23.	Press KD-2324	1	18
24.	Surface grinder 3L722A	1	55
25.	Transformer APЧChS-63	1	25
26.	Electric stove SShO-6/12	1	24
27.	Air-conditioner KTA-2-5 KS-4	4	62
28.	Auto lathe A-15	9	105
29.	Press PKhM -100M	4	127
30.	Installation KPST-100M	1	69
31.	Press DG-3432	1	20
32.	Boiler KE-2514S	1	57
33.	Press PK-12-6-32	1	19
34.	Press RS-20MI	1	79
35.	Tie saw TsDT6-4M	1	200
36.	Engine IR-100	1	69
37.	Transformer TPCh-320/250	1	38

38.	Electric stove ISTO-16/025	1	25
39.	Mobile racks	45	162
40.	Welding equipment MSh-3211	2	48
41.	Press KD-2126M	2	73
42.	Shears NK-3418	1	16
43.	Isotope-2P	4	22
44.	Chilling machine IChMFYY-80-1	1	10
45.	Frame crane VKSM-7.5	1	14
46.	Transformer TDTN-25000	1	79
47.	Stacker crane	1	16
48.	Air-conditioner KTD	7	51
49.	Paper cutter BR-125C	1	11
50.	Furnaces SNOS-10	2	38
51.	Language laboratory LKFL-72	6	26
52.	Chiller 5ShVV-6.1	1	6
53.	IISE-3/64	1	18
54.	Radioisotope plant RUPI-1	1	12
55.	Pumps AV3-180, 200-Д90	3	14
56.	Rectifier TVR-1	3	10
57.	Sewing machine	3	21
58.	Refrigerating cabinet ShCh	10	12
59.	Head SDGA	3	16
60.	Voltmeter V3-63	1	7
61.	Devices G-4, G-6	3	6
62.	Device DISK	5	6
63.	Devices V-6-10, M-3-22.I-2	10	66
TOTAL:			3969 thousand RUR

III. The information about the workgroup and the benefits variant, which is chosen by the staff.

1. The enterprise workgroup:

V.V. Ionushas - Head of labour and wages department - Workgroup Chairman
U.P. Glushkov - Chief Accountant - Workgroup Member
A.V. Ageenko - Deputy Chief Engineer - Workgroup Member
V.V. Konoshenok - Lawyer - Workgroup Member
V.I. Makarov - Processing Engineer - Of the staff

2. The Workgroup formation date – July 16, 1992. The head order № 325 dated July 16, 1992
3. The decision-making about the benefits choosing:

3.1. The information about the staff conference.
The actual quantity of the enterprise employees by the conference date is 14466 persons.
The conference date is September 8, 1992 the Minutes №1.
3.2. The data on the results of the benefits variant choosing by the staff in accordance with the State privatization program of state and municipal enterprises in the Russian Federation by 1992.
a) The second benefits variant.
598 delegates are elected to the conference.
492 persons, or 99,2% of all the conference delegates voted "For".
3 persons, or 0,6% of all the conference delegates voted "Against".
1 person, or 0,2 % of all the conference delegates "Abstained".

THE DECISION: ACCEPTED

THE RESULT: The SECOND benefits variant is chosen through voting.

IV. The allocation of shares in compliance with the chosen benefits variant.

Variant 2

2.1. The basic data:

a) The authorized capital	552700 thousand RUR
b) The quantity of shares	27635 shares
c) Nominal value of a share	20000 RUR

2.2 Ordinary shares which are taken up by the staff, the employees of the enterprises being a part of the single technological complex with the joint stock company and the other persons eligible to the benefits in compliance with the state privatization program:

a) The grand total of the ordinary shares	281880 thousand RUR
b) Nominal value of a share	20000 RUR
c) The quantity of the shares	14094 shares
d) Ordinary shares are 51% of the authorized fund.	

2.3 Ordinary shares that belong to the Property Fund:

a) The grand total of the shares	55280 thousand RUR
b) Nominal value of a share	20000 RUR
c) The quantity of the shares	2764 shares
d) Ordinary shares are 20% of the authorized fund.	

2.4 The preferred shares (type B) which are held by the Property Fund:

a) The grand total of the shares type B	187900 thousand RUR
b) Nominal value of a share type B	20000 RUR
c) The quantity of the shares type B	9395 shares
d) The preferred shares are 29% of the authorized fund.	

The information about the securities placement of the joint stock company.

1. The full and abbreviated name of the joint stock company:
"Irkutsk aviation industrial association", IAPO

2. The grand total of the issued shares in accordance with the nominal value is 552700 thousand RUR

3. The nominal value of a share is 20000 RUR

4. The quantity and kinds of the shares under issue:
4.1 Ordinary shares – quantity – 18240 shares
The nominal value is 20000 RUR
4.2 Preferred shares:
a) type B – quantity – 9395 shares
The nominal value is 20000 RUR.
Seal affixed
5. The form of shares issuing: non-cash with the deposits.

6. The order, amount and terms of shares sale in the advertised bidding:

	Terms		Total share value	
	of the sale beginning	of the sale ending	Total, thousand RUR	Percentage of the overall number of shares
The second variant of benefits 2.1 The shares – total			552700	100
2.2 Ordinary shares issuing for closed subscription in the staff			281880	51
2.2.1 It is to be transferred to FARP			27640	5
2.3. The shares that are to be sold in the securities market - total of them:			187900	34
2.3.1. It is to be sold to the strategic investors: - in the check auction - by the competition - in the investment bidding			110540 - 77360	20 - 14
2.3.2. It is to be sold to the retail investors by lots			-	-
2.4. It is assigned to the State Property Fund			55280	10

The privatization plan has as attached:

a. The enterprise balance by the July 1, 1992
b. The resolution of the conference of the staff that confirms the benefits choosing dated September 09, 1992.
c. The Charter of the open joint stock company
d. The Workgroup formation order.
e. The location plan of the enterprise area.
f. The certificate of the ground area standard price.

The date of plan presentation: September 30, 1992

V.V. Ionushas/signed, seal affixed/
Workgroup Chairman

Workgroup Members:
A.V. Ageenko/signed
V.I. Makarov/signed
U.P. Glushkov/signed
V.V. Kanashonok/signed

The agreement date

"Agreed"

Committee Chairman:

L.G. Bolsheshapova/signed
The Economic Adviser
of the State Property Management Committee
Regional Agency

Committee Members:

U. S. Nagornov/signed
The Head of the Department of the Administration
of the Irkutsk Regional Agency

L.V. Belousov/signed
The Head
of the Irkutsk Property Management Committee
Privatization Department

A.A. Gorbunov/signed
The Head of the Region Administration
Industry Department

O.L. Rojkovskaya/signed
The Head of the Subdivision ГУ
of the Region Administration

"Agreed by"
State Property Management Committee
of the Russian Federation
Regional Agency of Irkutsk Region

V.G. Dvornichenko/signed, seal affixed
October 16, 1992

RSFSR
Irkutsk region
State Property Management Committee

with the rights of the regional agency GKI (State Properties Committee) of the Russian Federation in Irkutsk region

The Order

dated April 4, 1994 № 143/AK

Irkutsk

"On the introduction of changes into
the privatization plan of Irkutsk
aviation industrial association"

In accordance with the decree of the Russian Federation government dated March 16, 1994 № 325-p to approve the changes in the privatization plan of Irkutsk aviation industrial association (attached).

L.I. Zabrodskaya /signed, seal affixed/
Acting State Property Management Committee Chairman

APPROVED
by committee order № 143/AK
dated April 14, 1994
L.I. Zabrodskaya
Acting Committee Chairman

THE CHANGES
in privatization plan of Irkutsk aviation industrial association

THE SECOND SECTION

6. The order, amount and terms of shares sale:

The shares sale ways with the various benefits variants, presented to the members of the staff	Terms		Total share value	
	of the sale beginning	of the sale ending	Total, thousand RUR	Percentage of the overall number of shares
2.3. The shares that are to be sold in the securities market - total of them: for the sale in the check auction		December 23, 1993	 161 820 161 820	 29,3 29,3
2.4. It is assigned in the federal property for 3 years	December 10, 1995		81 360	14,7

V.U. Rogov /signed, seal affixed/
The Head of the Privatization Department

List of persons eligible to participate in extraordinary shareholders meeting on June 26, 2004.
(as of 11 May 2004)
Emitter: JSC "Scientific-Production Corporation "Irkut"

Company: JSC "Scientific-Production Corporation "Irkut"
Registration No: 1023801428111
Registration date: Sept 19, 2002г.
Registered by: Dept. of Ministry of Taxation in Leninsky District of Irkutsk
Address: 13/1, Novoalekseevskaya St. Moscow 129626
Equity Name: Ordinary inscribed non-documentary share of OJSC "Corporation "Irkut"
Registration No.: 1-03-00040-A
Nominal value: RUR 3.00
Number of votes: 1

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
1	Grovemar Investments Ltd.	Owner	1 Stasin, office 4, 1 floor, 1 Mitsy St., Elefterias square 1505, Nicosia, Cyprus	229 000	0,029
2	ING Bank (Eurasia) CJSC	Nominal holder	31, Krasnaya Presnya St. Moscow, 123022	5 073 055	0,641
3	Institute of Corporate Law and Corporate Governance	Owner	9, Stromynka St., Moscow 107014	1	0,000
4	ELFERO TRADING LIMITED	Owner	20 Queen Frederica Street, Elfero House, Offise 104, Nicosia, Cyprus	114 500	0,014
5	ENR HOLDINGS LIMITED	Owner	36, Byronos Avenue, Nicosia Tower Centre, Nicosia	800 000	0,101
6	PROUDFOOT HOLDINGS LIMITED	Owner	206, Arch.Makariou III, CHRYSALLA COURT, P.C.3315, Limassol, Cyprus	25 000	0,003
7	AKB Forpost	Nominal holder	4/1, Shchipok St., Moscow, RF	322 769 407	40,803
8	AKB Forpost	Nominal holder	4/1, Shchipok St., Moscow, RF	2 290	0,000
9	AVM Investment Company CJSC	Owner	20V, DEKABRSKYKH SOBYTY St. IRKUTSK, 664011	34 350	0,004
10	Comby-Plus CIF OJSC	Owner	9/2,GURIEVSKY PASSAGE, MOSCOW	45 800	0,006
11	ABN AMRO BANK AO CJSC	Nominal holder	17/1 Bolshaya Nikitskaya St. Moscow	1 943 500	0,246
12	AEROCOM CJSC	Owner	3, Novatorov St., Irkutsk 660020	80 512 965	10,178
13	Brunswick UBS Varburg Nominies CJSC	Nominal holder	52/4, Kosmodamianskaya embankment, Moscow 115054	32 995 645	4,171
14	BFD CJSC	Nominal holder	6, Lenin St., Irkutsk 664000	905 550	0,114
15	Depository Clearing Company CJSC	Nominal holder	13, Tverskaya-Yamskaya St., Moscow 125047	109 065 747	13,787
16	FINMARKET CJSC	Owner	office 68, 120, Mira St., Irkutsk	10 025 620	1,267
17	Rossia-Vostok IC CJSC	Owner	6, Lenina St., Irkutsk 664000	269 075	0,034
18	CB Citibank CJSC	Owner	Office 10, 8, Gashek St. Moscow, 125047	16 071 129	2,032
19	International Moscow Bank	Nominal holder	9, Prechistenskaya embankment, Moscow, Russia 119034	200 000	0,025
20	Siver FK CJSC	Owner	55, Sovietskaya St., Irkutsk	15	0,000

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
21	"National Depositary Center" non-commercial partnership	Nominal holder	4-1/13 Sredny Kislovsky per. Moscow	57 377 527	7,253
22	Nadezhda IC, OJSC	Owner	72, Omskaya St., Kurgan 664027	137 400	0,017
23	IMPEXBANK OJSC	Nominal holder	Building 1A, 20/10, Novopeschanaya St., Moscow 125252	2 791 510	0,353
24	"Respublica" Investment Company, OJSC	Owner	32-73, POLBIN ST., MOSCOW 109540	114 500	0,014
25	NAVIGATOR COMPANY OJSC	Owner	14, Kirov St., Kemerovo 650099	80 150	0,010
26	Sukhoy OJSC	Owner	23A, Polikarpov St., Moscow 125284	116 258 720	14,697
27	Lepse-Check CIF	Owner	24, OCTOBER AVENUE, KIROV	91 600	0,012
28	FCSP Nadezhda OJSC	Owner	office 70, 79/16, K. Ivanov St., Cheboksary 428018, Chuvash Republic	916 000	0,116
29	EFFECT-Invest OJSC	Owner	18, Kuznetsky passage, Kemerovo, 650099	80 150	0,010
30	Baikalfinmarket LLC	Owner	2, Zhadnov St. Angarsk, Irkutsk Region	78 252	0,010
31	Deutsche Bank LLC	Nominal holder	4, Shchepkin St., Moscow, 129090	12 587 250	1,591
32	Aerocom Consumer Company	Owner	3, Novatorov St., Irkutsk	1 218 091	0,154
33	Russian Federal Society Fund	Owner	9, Leninsky avenye, Moscow 119049	187 780	0,024
34	NAUFOR self-regulating company	Owner	Management office No. 57, 110/2, Leningrad highway, Moscow 125195	1	0,000
35	NEVSKY GRANIT Limited Partnership	Owner	39, Tavricheskaya St.., S. Peterburg, 193015	45 800	0,006
36	SIBTRUST Limited Partnership	Owner	26 A, Karl Marx St., Irkutsk 664003	1 145	0,000
37	CON-TRUST Trust Company	Owner	20-21, 3RD Ermak St., 3 Minskaya St. Ivanovo	137 400	0,017
38-790	Natural persons (753 pers)	Owner		17 865 950	2,259

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
18	"Respublica" Investment Company, OJSC	Owner	32-73, POLBIN ST., MOSCOW 109540	114 500	0,014
19	NAVIGATOR COMPANY OJSC	Owner	14, Kirov St., Kemerovo 650099	80 150	0,010
20	FCSP Nadezhda OJSC	Owner	office 70, 79/16, K. Ivanov St., Cheboksary 428018, Chuvash Republic	916 000	0,116
21	EFFECT-Invest OJSC	Owner	18, Kuznetsky passage, Kemerovo, 650099	80 150	0,010
22	Baikalfinmarket LLC	Owner	2, Zhadnov St. Angarsk, Irkutsk Region	28 655	0,004
23	Deutsche Bank LLC	Nominal holder	4, Shchepkin St., Moscow, 129090	4 637 250	0,586
24	Tiger Securities Investment Company LLC	Owner	5/2, Svetlanskaya St. Vladivostok, Primorsky Kray, RF	114 500	0,014
25	Project 2000 LLC	Owner	A. office 1H, Obvodny Kanal Embankment, S. Petersburg, 1196084	166 025	0,021
26	RAO "Energoneftegazprom"	Owner	building 1, 25-27/2, Bolshaya Yakimanka St., Moscow 109180	114 500	0,014
27	NAUFOR self-regulating company	Owner	Management office No. 57, 110/2, Leningrad highway, Moscow 125195	1	0,000
28	NEVSKY GRANIT Limited Partnership	Owner	39, Tavricheskaya St.., S. Peterburg, 193015	45 800	0,006
29	SIBTRUST Limited Partnership	Owner	26 A, Karl Marx St., Irkutsk 664003	1 145	0,000
30	CON-TRUST Trust Company	Owner	20-21, 3RD Ermak St., 3 Minskaya St. Ivanovo	137 400	0,017
31	Lepse-Check CIF	Owner	24, OCTOBER AVENUE, KIROV	91 600	0,012
32	Brunswick UBS Varburg Nominies CJSC	Nominal holder	52/4, Kosmodamianskaya embankment, Moscow 115054	203 437 875	25,717
33	AKB Forpost	Nominal holder	4/1, Shchipok St., Moscow, RF	162 922 850	20,596
34	AEROCOM CJSC	Owner	3, Novatorov St., Irkutsk 660020	80 512 965	10,178
35	FTK Company CJSC	Owner	6/1, Tverskaya-Yamskaya St., Moscow 125047	161 013 335	20,354
36	FINMARKET CJSC	Owner	office 68, 120, Mira St., Irkutsk	10 025 620	1,267
37	Sukhoy OJSC	Owner	23A, Polikarpov St., Moscow 125284	116 258 720	14,697
38	Aerocom Consumer Company	Owner	3, Novatorov St., Irkutsk	1 218 091	0,154
39-895	Natural persons (857 pers.)	Owner		24 620 650	3,112

No.	Holder's name /Surname, Name and Patronymic	Account type	Registered address / location	Number of equities	Share in authorized capital
17	FINMARKET CJSC	Owner	room 68, 120, Mira St., Irkutsk	10 025 620	1,267
18	Rossia-Vostok IC CJSC	Owner	6, Lenina St., Irkutsk 664000	269 075	0,034
19	Siver FK CJSC	Owner	55, Sovietskaya St., Irkutsk	10	0,000
20	Russian Ministry of property relations	Owner	9, Nikolsky Lane, Moscow 103685	187 780	0,024
21	Nadezhda IC OJSC	Owner	72, Omskaya St., Kurgan 664027	137 400	0,017
22	IMPEXBANK OJSC	Nominal holder	building 1A, 20/10, Novopeschanaya St., Moscow 125252	2 791 510	0,353
23	Invest-Bond OJSC	Owner	123, Kommunisticheskaya St., Saransk, Mordovia Republic	458 000	0,058
24	"Respublica" Investment Company, OJSC	Owner	32-73, POLBIN ST., MOSCOW 109540	114 500	0,014
25	NAVIGATOR COMPANY OJSC	Owner	14, Kirov St., Kemerovo 650099	80 150	0,010
26	S. D. Broker OJSC	Nominal holder	Management office, 12, Volgorgadsky avenue, Moscow 109316	166 025	0,021
27	FCSP Nadezhda OJSC	Owner	office 70, 79/16, K. Ivanov St., Cheboksary 428018, Chuvash Republic	916 000	0,116
28	EFFECT-Invest OJSC	Owner	18, Kuznetsky passage, Kemerovo	80 150	0,010
29	BaikalFinMarket OJSC	Owner	2, Zhdanov St., Angarsk, Irkutsk region	150 520	0,019
30	Deutsche Bank LLC	Nominal holder	4, Shchepin St., Moscow 129090	4 637 250	0,586
31	Aerocom consumer company	Owner	3, Novatorov St., Irkutsk	1 790 755	0,226
32	RAO "Energoneftegazprom"	Owner	building 1, 25-27/2, Bolshaya Yakimanka St., Moscow 109180	114 500	0,014
33	NAUFOR self-regulating company	Owner	Management office No. 57, 110/2, Leningrad highway, Moscow 125195	1	0,000
34	NEVSKY GRANIT Limited Partnership	Owner	39, TAVRICHESKAYA ST., SANKT PERERSBURG 193015	45 800	0,006
35	SIBTRUST Limited Partnership	Owner	26 A, KARL MARKS ST., IRKUTSK 664003	1 145	0,000
36	CON-TRUST Trust Company	Owner	20-21, 3RD ERMAK ST., IVANOVO	137 400	0,017
37	LEPSE-CHECK CIF	Owner	24, OCTOBER AVENUE, KIROV	91 600	0,012
38-941	Natural persons (918 pers)	Owner		28423071	3,593

The list of persons eligible to participate in the extraordinary meeting on May 23, 2003
(as of April 04, 2003r.)

Company: JSC "Scientific-Production Corporation "Irkut"
Registration No: 1023801428111
Registration date: Sept 19, 2002r.
Registered by: Dept. of Ministry of Taxation in Leninsky District of Irkutsk
Address: 3, Novatorov St. Irkutsk 664020
Equity Name: Ordinary inscribed non-documentary share of OJSC "Corporation "Irkut"
Registration No.: 1-03-00040-A
Nominal value: RUR 3.00
Number of votes: 1

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
1	Grovemar Investments Ltd.	Owner	1 Stasin, office 4, 1 floor, 1 Mitsy St., Elefterias square 1505, Nicosia, Cyprus	229 000	0,029
2	Institute of Corporate Law and Corporate Governance	Owner	9, Stromynka St., Moscow 107014	1	0,000
3	ELFERO TRADING LIMITED	Owner	20 Queen Frederica Street, Elfero House, Offise 104, Nicosia, Cyprus	114 500	0,014
4	AKB Forpost	Nominal holder	4/1, Shchipok St., Moscow, RF	162 922 850	20,596
5	CIF INVEST BOND JSC	Owner	123, Kommunisticheskaya St., Saransk, RF, 430030	458 000	0,058
6	BAIKAL CJSC	Owner	4, Krasnokazarmennaya St., Moscow	2 290	0,000
7	AVM Investment Company CJSC	Owner	20V, DEKABRSKYKH SOBYTY St. IRKUTSK, RF, 664011	34 350	0,004
8	Tiger Securities CJSC	Owner	10, KRYLOV St., VLADIVOSTOK 690008	114 500	0,014
9	Comby-Plus CIF OJSC	Owner	9/2,GURIEVSKY PASSAGE, MOSCOW	45 800	0,006
10	AVPK Sukhoy SUE	Owner	23A, Polikarpov St., Moscow 125284	116 258 720	14,697
11	AEROCOM CJSC	Owner	3, Novatorov St., Irkutsk 660020	80 512 965	10,178
12	Brunswick UBS Varburg Nominies CJSC	Nominal holder	52/4, Kosmodamianskaya embankment, Moscow 115054	203 781 375	25,761
13	BFD CJSC	Nominal holder	6, Lenin St., Irkutsk 664000	945 210	0,119
14	Depository Clearing Company CJSC	Nominal holder	13, Tverskaya-Yamskaya St., Moscow 125047	10 997 870	1,390
15	FTK Company CJSC	Owner	6/1, Tverskaya-Yamskaya St., Moscow 125047	158 010 000	19,975
16	Krona CJSC	Owner	25A, Maria Ulianova St., Irkutsk	200 375	0,025

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
17	FINMARKET CJSC	Owner	office 68, 120, Mira St., Irkutsk	10 025 620	1,267
18	FTK-Invest CJSC	Owner	6, Tverskaya-Yamskaya St., Moscow 125047	3 003 335	0,380
19	Rossia-Vostok IC CJSC	Owner	6, Lenina St., Irkutsk 664000	269 075	0,034
20	Siver FK CJSC	Owner	55, Sovietskaya St., Irkutsk	185	0,000
21	RF Ministry of property relations	Owner	9, Nikolsky Lane, Moscow 103685	187 780	0,024
22	Nadezhda IC, OJSC	Owner	72, Omskaya St., Kurgan 664027	137 400	0,017
23	IMPEXBANK OJSC	Nominal holder	Building 1A, 20/10, Novopeschanaya St., Moscow 125252	2 791 510	0,353
24	"Respublica" Investment Company, OJSC	Owner	32-73, POLBIN ST., MOSCOW 109540	114 500	0,014
25	NAVIGATOR COMPANY OJSC	Owner	14, Kirov St., Kemerovo 650099	80 150	0,010
26	S. D. Broker OJSC	Nominal holder	Management office, 12, Volgorgadsky avenue, Moscow 109316	166 025	0,021
27	FCSP Nadezhda OJSC	Owner	office 70, 79/16, K. Ivanov St., Cheboksary 428018, Chuvash Republic	916 000	0,116
28	EFFECT-Invest OJSC	Owner	18, Kuznetsky passage, Kemerovo, 650099	80 150	0,010
29	Deutsche Bank LLC	Nominal holder	4, Shchepkin St., Moscow, 129090	4 637 250	0,586
30	Aerocom Consumer Company	Owner	3, Novatorov St., Irkutsk	1 790 755	0,226
31	RAO "Energoneftegazprom"	Owner	building 1, 25-27/2, Bolshaya Yakimanka St., Moscow 109180	114 500	0,014
32	NAUFOR self-regulating company	Owner	Management office No. 57, 110/2, Leningrad highway, Moscow 125195	1	0,000
33	NEVSKY GRANIT Limited Partnership	Owner	39, TAVRICHESKAYA ST., SANKT PERERSBURG, 193015	45 800	0,006
34	SIBTRUST Limited Partnership	Owner	26 A, KARL MARKS ST., IRKUTSK 664003	1 145	0,000
35	CON-TRUST Trust Company	Owner	20-21, 3RD ERMAK ST., IVANOVO	137 400	0,017
36	Lepse-Check CIF	Owner	24, OCTOBER AVENUE, KIROV	91 600	0,012
37-998	Natural persons (962 persons)	Owner		31 833 888	4,024

List of persons eligible to participate in extraordinary shareholders meeting on 02 December 2003
(as of 06 November 2003)

Company: **JSC "Scientific-Production Corporation "Irkut"**
Registration No: 1023801428111
Registration date: Sept 19, 2002г.
Registered by: Dept. of Ministry of Taxation in Leninsky District of Irkutsk
Address: 3, Novatorov St. Irkutsk 664020
Equity Name: Ordinary inscribed non-documentary share of OJSC "Corporation "Irkut"
Registration No.: 1-03-00040-A
Nominal value: RUR 3.00
Number of votes: 1

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
1	Grovemar Investments Ltd.	Owner	1 Stasin, office 4, 1 floor, 1 Mitsy St., Elefterias square 1505, Nicosia, Cyprus	229 000	0,029
2	ING Bank (Eurasia) CJSC	Nominal	31, Krasnaya Presnya St. Moscow, 123022	854 700	0,108
3	Institute of Corporate Law and Corporate Governance	Owner	9, Stromynka St., Moscow 107014	1	0,000
4	ELFERO TRADING LIMITED	Owner	20 Queen Frederica Street, Elfero House, Offise 104, Nicosia, Cyprus	114 500	0,014
5	AKB Forpost	Nominal holder	4/1, Shchipok St., Moscow, RF	162 922 850	20,596
6	BAIKAL CJSC	Owner	4, Krasnokazarmennaya St., Moscow	2 290	0,000
7	AVM Investment Company CJSC	Owner	20V, DEKABRSKYKH SOBYTY St. IRKUTSK, RF, 664011	34 350	0,004
8	Comby-Plus CIF OJSC	Owner	9/2,GURIEVSKY PASSAGE, MOSCOW	45 800	0,006
9	AVPK Sukhoy SUE	Owner	23A, Polikarpov St., Moscow, 125284	116 258 720	14,697
10	ABN AMRO BANK AO CJSC	Nominal holder	17/1 Bolshaya Nikitskaya St. Moscow	971 500	0,123
11	AEROCOM CJSC	Owner	3, Novatorov St., Irkutsk 660020	80 512 965	10,178
12	Brunswick UBS Varburg Nominies CJSC	Nominal holder	52/4, Kosmodamianskaya embankment, Moscow 115054	203 437 875	25,717
13	BFD CJSC	Nominal holder	6, Lenin St., Irkutsk 664000	1 537 710	0,194
14	Depository Clearing Company CJSC	Nominal holder	13, Tverskaya-Yamskaya St., Moscow 125047	14 565 845	1,841
15	FTK Company CJSC	Owner	6/1, Tverskaya-Yamskaya St., Moscow 125047	161 013 335	20,354
16	FINMARKET CJSC	Owner	office 68, 120, Mira St., Irkutsk	10 025 620	1,267
17	Rossia-Vostok IC CJSC	Owner	6, Lenina St., Irkutsk 664000	269 075	0,034
18	CB Citibank CJSC	Owner	Office 10, 8, Gashek St. Moscow, 125047	2 200 000	0,278

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
19	Siver FK CJSC	Owner	55, Sovietskaya St., Irkutsk	55	0,000
20	RF Ministry of property relations	Owner	9, Nikolsky Lane, Moscow 103685	187 780	0,024
21	Nadezhda IC, OJSC	Owner	72, Omskaya St., Kurgan 664027	137 400	0,017
22	IMPEXBANK OJSC	Nominal holder	Building 1A, 20/10, Novopeschanaya St., Moscow 125252	2 791 510	0,353
23	INVEST BOND JSC	Owner	123, Kommunisticheskaya St., Saransk, RF, 430030	458 000	0,058
24	"Respublica" Investment Company, OJSC	Owner	32-73, POLBIN ST., MOSCOW 109540	114 500	0,014
25	NAVIGATOR COMPANY OJSC	Owner	14, Kirov St., Kemerovo 650099	80 150	0,010
26	S. D. Broker OJSC	Nominal holder	Management office, 12, Volgorgadsky avenue, Moscow, 109316	166 025	0,021
27	FCSP Nadezhda OJSC	Owner	office 70, 79/16, K. Ivanov St., Cheboksary 428018, Chuvash Republic	916 000	0,116
28	EFFECT-Invest OJSC	Owner	18, Kuznetsky passage, Kemerovo, 650099	80 150	0,010
29	Baikalfinmarket LLC	Owner	2, Zhadnov St. Angarsk, Irkutsk Region	460	0,000
30	Deutsche Bank LLC	Nominal holder	4, Shchepkin St., Moscow, 129090	4 637 250	0,586
31	Tiger Securities Investment Company LLC	Owner	5/2, Svetlanskaya St. Vladivostok, Primorsky Kray, RF	114 500	0,014
32	Aerocom Consumer Company	Owner	3, Novatorov St., Irkutsk	1 218 091	0,154
33	RAO "Energoneftegazprom"	Owner	building 1, 25-27/2, Bolshaya Yakimanka St., Moscow 109180	114 500	0,014
34	NAUFOR self-regulating company	Owner	Management office No. 57, 110/2, Leningrad highway, Moscow 125195	1	0,000
35	NEVSKY GRANIT Limited Partnership	Owner	39, TAVRICHESKAYA ST., SANKT PERERSBURG, 193015	45 800	0,006
36	SIBTRUST Limited Partnership	Owner	26 A, KARL MARKS ST., IRKUTSK 664003	1 145	0,000
37	CON-TRUST Trust Company	Owner	20-21, 3RD ERMAK ST., IVANOVO	137 400	0,017
38	Lepse-Check CIF	Owner	24, OCTOBER AVENUE, KIROV	91 600	0,012
39-898	Natural persons (860 pers.)	Owner		24 763 422	3,130

The list of persons eligible to participate in the extraordinary meeting on 16 July 2003.

(as of 04 July 2003)

Company: **JSC "Scientific-Production Corporation "Irkut"**
Registration No: 1023801428111
Registration date: Sept 19, 2002r.
Registered by: Dept. of Ministry of Taxation in Leninsky District of Irkutsk
Address: 13/1, Novoalekseevskaya st. Moscow 129626
Equity Name: Ordinary inscribed non-documentary share of OJSC "Corporation "Irkut"
Registration No.: 1-03-00040-A
Nominal value: RUR 3.00
Number of votes: 1

No.	Holder's name /Surname, Name and Patronymic	Account type	Registered address / location	Number of equities	Share in authorized capital
1	Grovemar Investments Ltd.	Owner	1 Stasin, office 4, 1 floor, 1 Mitsy St., Elefterias square 1505, Nicosia, Ciprus	229 000	0,029
2	Institute of Corporate Law and Corporate Governance	Owner	9, Stromynka St., Moscow 107014	1	0,000
3	ELFERO TRADING LIMITED	Owner	20 Queen Frederica Street, Elfero House, Office 104, Nicosia, Cyprus	114 500	0,014
4	AKB Forpost	Nominal holder	4/1, Shchipok St., Moscow	162 922 850	20,596
5	BAIKAL CJSC	Owner	4, KRASNOKAZARMENNAYA ST., MOSCOW	2 290	0,000
6	AVM Investment Company CJSC	Owner	20V, DEKABRSKYKH SOBYTY ST., IRKUTSK 66401	34 350	0,004
7	Tiger Securities CJSC	Owner	10, KRYLOV ST., VLADIVOSTOK 690008	114 500	0,014
8	Comby-Plus CIF OJSC	Owner	9/2,GURIEVSKY PASSAGE, MOSCOW	45 800	0,006
9	AVPK Sukhoy SUE	Owner	23A, Polikarpov St., Moscow 125284	116 258 720	14,697
10	ABN AMRO BANK AO CJSC	Nominal holder	17/1, Bolshaya Nikitskaya St., Moscow	150 000	0,019
11	AEROCOM CJSC	Owner	3, Novatorov St., Irkutsk 660020	80 512 965	10,178
12	Brunswick UBS Varburg Nominies CJSC	Nominal holder	52/4, Kosmodamianskaya embankment, Moscow 115054	203 781 375	25,761
13	BFD CJSC	Nominal holder	6, Lenin St., Irkutsk 664000	1 767 777	0,223
14	Depository Clearing Company	Nominal holder	13, Tverskaya-Yamskaya St., Moscow 125047	13 285 775	1,680
15	FTK Company CJSC	Owner	6/1, Tverskaya-Yamskaya St., Moscow 125047	161 013 335	20,354
16	Krona CJSC	Owner	25A, Maria Ulianova St., Irkutsk	200 375	0,025

List of persons eligible to participate in extraordinary shareholders meeting on Jan 16, 2004.
(as of 02 December 2003)

Company: **JSC "Scientific-Production Corporation "Irkut"**
Registration No: 1023801428111
Registration date: Sept 19, 2002г.
Registered by: Dept. of Ministry of Taxation in Leninsky District of Irkutsk
Address: 3, Novatorov St. Irkutsk 664020
Equity Name: Ordinary inscribed non-documentary share of OJSC "Corporation "Irkut"
Registration No.: 1-03-00040-A
Nominal value: RUR 3.00
Number of votes: 1

No.	Holder's name / Full name	Account type	Registered address / location	Number of equities	Share in authorized capital
1	Grovemar Investments Ltd.	Owner	1 Stasin, office 4, 1 floor, 1 Mitsy St., Elefterias square 1505, Nicosia, Cyprus	229 000	0,029
2	ING Bank (Eurasia) CJSC	Nominal holder	31, Krasnaya Presnya St. Moscow, 123022	1 054 700	0,133
3	Institute of Corporate Law and Corporate Governance	Owner	9, Stromynka St., Moscow 107014	1	0,000
4	ELFERO TRADING LIMITED	Owner	20 Queen Frederica Street, Elfero House, Offise 104, Nicosia, Cyprus	114 500	0,014
5	AKB Forpost	Nominal holder	4/1, Shchipok St., Moscow, RF	2 290	0,000
6	AVM Investment Company CJSC	Owner	20V, DEKABRSKYKH SOBYTY St. IRKUTSK, 664011	34 350	0,004
7	Comby-Plus CIF OJSC	Owner	9/2,GURIEVSKY PASSAGE, MOSCOW	45 800	0,006
8	ABN AMRO BANK AO CJSC	Nominal holder	17/1 Bolshaya Nikitskaya St. Moscow	971 500	0,123
9	Baikalsky Trade House CJSC	Nominal holder	6, Lenin St. Irkutsk, 664000	1 439 427	0,182
10	Depository Clearing Company CJSC	Nominal holder	13, Tverskaya-Yamskaya St., Moscow 125047	14 578 705	1,843
11	Rossia-Vostok IC CJSC	Owner	6, Lenina St., Irkutsk 664000	269 075	0,034
12	CB Citibank CJSC	Owner	Office 10, 8, Gashek St. Moscow, 125047	2 200 000	0,278
13	Siver FK CJSC	Owner	55, Sovietskaya St., Irkutsk	55	0,000
14	RF Ministry of property relations	Owner	9, Nikolsky Lane, Moscow 103685	187 780	0,024
15	Nadezhda IC, OJSC	Owner	72, Omskaya St., Kurgan 664027	137 400	0,017
16	IMPEXBANK OJSC	Nominal holder	Building 1A, 20/10, Novopeschanaya St., Moscow 125252	2 791 510	0,353
17	INVEST BOND JSC	Owner	123, Kommunisticheskaya St., Saransk, RF, 430030	458 000	0,058

Information On A Substantial Fact (Event, Action)

Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 21/03/2003
Fact (event, action) Code: 1500040A21032003

Date of the fact appearance – 21st March 2003

The list of persons included in the list-register of Irkut Corporation entitled to receive coupon gains corresponding to the second coupon of inscribed non-documentary interest-bearing bonds of A01 series in accordance with the registered Decision on bond issue and with the bond issue Prospectus (Offering circular) shall be drawn up at the end of the working day on the 21st March, 2003.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action)

Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 26/03/2003
Fact (event, action) Code: 1300040A26032003

Date of the Board of Directors' meeting - 26/03/2003

A quorum is sufficient for decision pronouncement on all the agenda issues.

The full wording of the decision brought in accordance with Minutes No. 14 of the sitting held by IRKUT Corporation Board of Directors dated 26/03/2003 runs as follows:

1.An annual General meeting (hereinafter referred to as the Meeting) of Irkut Corporation shareholders (the said Corporation to be referred hereinafter as the Corporation) with preliminary ballot-paper distribution shall be held on 23rd May, 2003 in the Cultural Center in the name of Y.A. GAGARIN at the address: 664020, Irkutsk, st. Makarenko, 2. The Meeting shall start at 14-00 of local time. Completed ballot-paper forms shall be sent to the address: 664020, Irkutsk, st. Novatorov, 3 (for CJSC "Ediny registrator" (Irkutsk Branch).
2.The list of persons entitled to be present at the Meeting shall be drawn up on 4th April 2003.
3.The following agenda shall be approved:
1). The Corporation Auditor shall be subject to approval.
2). The following accounts and reports shall be subject to approval: the annual report, the annual accounting report including profit-and-loss report (profit-and-loss accounts) of Irkut Corporation as well as profit distribution including dividend payment (announcement) and excluding the profit distributed as dividend being the result of the first quarter, first half or nine months of the year 2002, and excluding the losses of Irkut Corporation resulting from the activities in 2002.
3). Members of the Corporation Board of Directors shall be elected.
4). Members of the Corporation Auditing Committee shall be elected.
5). Amendments and additions to the Corporation Charter (new wording) shall be subject to approval.
6). Irkut Corporation Shareholders' General Meeting Regulation shall be subject to approval.
7). Irkut Corporation Board of Directors' Regulation shall be subject to approval.
8). Irkut Corporation Auditing Committee Regulation shall be subject to approval.
9). Irkut Corporation President Regulation shall be subject to approval.
10). Irkut Corporation Code of Corporative Conduct shall be subject to approval.
4. Management Department (Mr. V.V. DASHEVSKY) shall be bound to send written inquiries to the candidates nominated by the shareholders for election to the Board of Directors and to the Corporation Auditing Committee asking for their consent to be elected and requesting them to give the following personal data:
-year of birth;
-educational standard;
-employment and positions during the last five years including combined jobs;
If this information is not available by the Meeting date, Management Department shall include the respective data into the Report on Candidates for the Corporation Executive Bodies.
6. If a candidate sends written denial (Par.5) to be elected to the Corporation Bodies, Management Department (Mr. V.V. DASHEVSKY) shall send written notice to the shareholders who have

nominated this candidate, about this denial; the respective information shall be included into the Report on Candidates for the Corporation Managing Bodies, too.
7. The Meeting Calling Notification procedure as well as the list and the order of giving information to the Meeting participants (enclosed) shall be subject to approval.
8. Plan for Preparation and Holding of The Annual General Irkut Corporation Shareholders' Meeting shall be subject to approval (enclosed).
9. Estimate of Expenses for Preparation and Holding of the Annual General Irkut Corporation Shareholders' Meeting on 23rd May, 2003 amounting to Rubles 394 333 shall be approved; S.V. Tsivilev, Senior Vice-President, shall be entrusted to maintain financing of the operations stated in this estimate.
10. A working group assigned to prepare the Corporation Report shall be appointed; this group shall prepare the said Report in accordance with the requirements of the following documents: Regulations of the Federal Commission for the Securities Market No. 17/пс dated 31.05.2002 «On Approval of the Regulation for Additional Requirements As Regards the Procedure of Preparation, Calling and Holding the Shareholders' General Meeting" and dated 07.02.2003 with the title «On Amendments and Additions to the Regulation as regards the Procedure of Preparation, Calling and Holding the Shareholders' General Meeting» as well as the Corporation internal documents; the said group shall engage the following persons:
A. I. FEDOROV, President;
V.B. BEZVERKHNY (responsible for preparation of the Corporation development plans and for preparation of the Board of Directors' work);
S.V. TSIVILEV(responsible for preparation of financing and economical aspects);
V.V. KOVALKOV (responsible for preparation of production and economical activities);
V.L. CHIRIKOV (responsible for preparation of corporative development and for observance of the Corporative Conduct Code);
A.K. CHICHIKOV (responsible for social development of the Corporation);
V.V. DASHEVSKY (responsible for preparation of the Board of Directors' working plan execution analysis and for the Board of Directors' decisions execution analysis);
V.V. IONUSHAS (responsible for preparation of analysis of work with shareholders and for analysis of the shareholdes' General Meeting decisions execution).
A.I. FEDOROV, President, shall present to the Board of Directors the Corporation Report prepared for the next Board of Directors' Meeting in order to gains its preliminary approval.
The Corporation Secretary shall be obliged to coordinate collection of information materials from the working group members.
11. The executive body (V.L. CHIRIKOV) shall be bound to implement the following job by 05/04/2003: he shall prepare drafts of amendments and additions to the Corporation Charter and drafts of the Corporation internal documents for sending those materials to the Board of Directors' members for approval; taking into account the criticisms and proposals forwarded by them he shall present those materials for preliminary approval by the next Board of Directors Meeting.
12. The Meeting shall get recommendations to approve "AUDITOR" Ltd., Irkutsk, as the Auditor of the Corporation.
13. Mr. S.V.TSIVILEV (the executive body) shall be assigned to prepare information materials for the Corporation shareholders – the participants of the Meeting devoted to substantiation of assignment of the said Company as the Auditor of the Corporation. Time of execution shall be 5th April, 2003.
14. Mr. S.V.TSIVILEV (the executive body) shall be assigned to conclude an agreement for auditing service with "AUDITOR" Ltd., Irkutsk, and to present the amount of service payment for the Board of Directors' approval in accordance with Article 14.11 of the Corporation Charter. Time of execution shall be 24/04/03.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action)

Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 26/03/2003
Fact (event, action) Code: 1500040A26032003

Date of the essential fact appearance is 26th March 2003.
In accordance with the decision of Irkut Corporation Board of Directors (Minutes No. 14 dated 26/03/2003) the list of persons entitled to participate in the annual General shareholders' Meeting shall be drawn up as per the situation existing on 4th April 2003. In accordance with Paragraph 4 of Article 42 of the Federal Law "On Joint-Stock Companies" the list of persons entitled to get dividend shall be drawn up as per the situation existing on 4th April, 2003.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action)

Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 31/03/2003
Fact (event, action) Code: 1100040A31032003

In accordance with the registered Prospectus (Offering circular) of interest-bearing non-documentary bonds of Irkut Corporation, series A01, bearing the state registration number of the issue 4-01-00040-A (bonds) Irkut Corporation arranged for payment of coupon gains as per the second coupon of the bonds.
The date of coupon gains as per the second coupon of the bonds shall be 30th March 2003.
The amount of the accrued gains per one bond with nominal value of Rubles 1,000.00 (one thousand) shall be equal to Rubles 92.25 (ninety two Rubles 25/100).
Total number of bonds with accrued gains is 600.000 (six hundred thousand).
Total amount of accrued coupon gains is Rubles 55, 350, 000 (fifty five million three hundred fifty thousand Rubles 00/100).
Date of coupon gains payment as per the first coupon of the bonds is 31st March 2003.
Total amount of paid coupon gains is Rubles 55,350.000 (fifty five million three hundred fifty thousand Rubles 00/100).
Payment of gains as per bonds was implemented in the currency of the Russian Federation by cashless settlement.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 24/04/2003
Fact (event, action) Code: 1300040A24042003

Date of the Board of Directors' meeting is 24/04/2003.

A quorum is sufficient for decision pronouncement on all the agenda issues.

The full wording of the decision brought in accordance with Minutes of the meeting held by IRKUT Corporation Board of Directors dated 24/04/2003 runs as follows:

1.The following documents shall be preliminarily approved: the new wording of Irkut Corporation Charter (wording of 2003 as well as Regulation for the General Meeting of Irkut Corporation (wording of 2003); Regulation on Irkut Corporation Board of Directors (wording of 2003); Irkut Corporation Auditing Committee Regulation (wording of 2003); Statute for the President of Irkut Corporation (wording of 2003); Corporative Conduct Code for Irkut Corporation (wording of 2003). The working group (P.P. YAKUSHEV) shall be assigned to insert the amendments and additions expressed in the course of discussion.
2.Mr. P.P. YAKUSHEV, Head of Legal Department, shall be assigned to present the drafts of the documents mentioned in Paragraph 1 at the annual General shareholders' Meeting.
3.The executive body (Mr. V.V. KOVALKOV, Mr. V.L. CHIRIKOV) shall be assigned to prepare a draft of regulations for the branch in Irkutsk, namely, Irkutsky Aircraft Plant, and to present this draft o the Board of Directors for approval.
4.The following documents shall be preliminarily approved: the annual report, annual accounting report of Irkut Corporation including the profit-and-loss report (profit-and-loss accounts) as well as distribution of profit (including payment (announcement) of dividend) and losses as per the results of the year of 2003, namely:
- net profit subject to distribution amounting to Rubles 344, 002,706.00;
- the sum to be set aside in the reserve fund amounting to Rubles 17,220,914.00;
- dividend amounting to Rubles 71,194,669.00; that makes 0.09 Rubles per one equity;
- the sum to be set aside amounting to Rubles 256,004,100.92.

It was recommended to the annual General shareholders' Meeting to approve the annual Corporation report, the Corporation accounting report and profit distribution as per Para. 4 hereof.
5.The Auditor's conclusion as regards Irkut Corporation accounting report for the year of 2002 and the Corporation Auditing Committee Conclusion on Irkut Corporation 2002 accounting report as well as Conclusion of Auditing Committee for the year of 2002 shall be taken into account.
6.The following documents shall be approved: the annual Board of Directors report, the Report on fulfilment of Corporative Conduct Code and the Corporation Funds Use Report (enclosed).
7.Mr. A.I. FEDOROV, President, shall be authorized to present the annual Report of the Corporation at the annual General shareholders' Meeting.
8.The ballot-paper form and wording shall be approved at the annual General shareholders' Meeting (enclosed).

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 07/05/2003
Fact (event, action) Code: 1100040A07052003

Date of the fact appearance is 7th May, 2003
In accordance with the registered Prospectus (Offering circular) of interest-bearing documentary non-convertible bonds of Irkut Corporation, series A02 with mandatory centralized custody, state registration number 4-02-00040-A Irkut Corporation implemented payment of coupon gains as per the first coupon of the bonds.
The date of coupon gains accrual as per the first coupon of the bonds shall be on 7th May. 2003.
The sum of accrued coupon income per one bond with nominal value equal to Rubles 1,000.00 (one thousand Rubles) is Rubles 92.75 (ninety two Rubles 75/100).
Total number of bonds with income accrued is 1,500.000 (One million five hundred thousand).
Total amount of accrued income is Rubles 139,125,000.00 (one hundred thirty nine million one hundred twenty five thousand Rubles 00/100).
Date of coupon gains payment as per the first coupon of the bonds is 7th May 2003.
Total amount of coupon gains paid is Rubles 139,125, 000.00 (one hundred thirty nine million one hundred twenty five thousand Rubles 00/100).
Payment of bond income was implemented in the currency of the Russian Federation in cashless settlement mode.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 23/05/2003
Fact (event, action) Code: 1100040A23052003

Kind of securities: non-documentary nominal ordinary share.
Issuer's decision-making date as regards paying dividend is 23rd May 2003.
Dividend payment term is 40 working days from the date when the General shareholders' Meeting brings a decision to pay share dividend.
The body, which has taken the decision to pay share dividend, is the annual General Irkut Corporation shareholders' Meeting.
The amount of dividend per one share is Rubles 0.09.
Total number of shares with accrued incomes 791,051,875 shares.
The income accrued on shares shall be paid in cash.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 23/05/2003
Fact (event, action) Code: 1200040A23052003

The kind of General shareholders' meeting: the annual General shareholders' Meeting with preliminary distribution of ballot-papers.
The form of the General shareholders' Meeting holding: joint presence of shareholders and discussion of the matters on the agenda in order to arrive to decisions on those matters with preliminary distribution of ballot-papers.
Date of the General Meeting is 23rd May, 2003.
Place of the General Meeting holding: 664020, Irkutsk, st. Makarenko, "Culture Centre in the name of Y.A. GAGARIN".
Mailing address for delivery of completed ballot-paper forms: 664020, Irkutsk, st. Novatorov, 3, Irkut Corporation (for the poller).
Number of votes belonging to the persons included into the list of persons entitled to participate in the Meeting is 791,051,875.
Number of votes belonging to the shareholders who participated in the General shareholders' meeting, is 747,987,601, which makes 94.56%.
A quorum is sufficient for bringing decisions on all the matters on the agenda.
The matters put to the vote, the results of voting and complete wordings of the decisions taken in accordance with Minutes No. 16 of the annual General shareholders' Meeting dated 23rd May, 2003, are as follows:

1). The first issue on the agenda is approval of the Corporation Auditor.
As regards issue No.1 on the agenda, the number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No.1 on the agenda, number of votes belonging to the persons who participated in the General Meeting is 747,987,601 that make 94.56%.
A quorum on issue No. 1 on the agenda is sufficient.

VOTING RESULTS:
FOR the decision – 743,682,762 votes, which makes 99.42%,
AGAINST the decision - 0 votes, which makes 0%,
ABSTAINED from voting – 316,710 votes, which makes 0.04%.
THE DECISION is as follows: Messrs. "Auditor" Ltd is approved as the Corporation auditor.

2). The second issue on the agenda is approval of the annual Report, of the annual Accounting Report including profit-and-loss report (profit-and-loss accounts) as well as profit distribution including payment (announcement) of dividend as per results of 2002.
As regards issue No. 2 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No. 2 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,987,601, which makes 94.56%.
A quorum on issue No. 2 on the agenda is sufficient.

VOTING RESULTS:
FOR the decision – 747,328,146 votes, which makes 99.91%,
AGAINST the decision – 162,590 votes, which makes 0.02%,
ABSTAINED from voting - 147,640 votes, which makes 0.02%.
THE DECISION is as follows: The annual Report is approved; the annual Accounting Report is approved including profit-and-loss report (profit-and-loss accounts); Distribution of profit including payment (announcement) of dividend as per the results of 2002 is approved. Dividend per one equity amounts to 0.09 Rubles.

3). The third issue on the agenda is election of the Corporation Board of Directors' members. Voting for this issue is cumulative.
As regards issue No. 3 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 8,701,570,625.
As regards issue No. 3 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 8,277,863,611, which makes 94.56%.
A quorum on issue No. 3 on the agenda is sufficient.

VOTING RESULTS:
for the candidates:
1. V.B. BEZVERHNY - 693,483,415
2. V.V. BOYEV – 688,528,963
3. O.F. DEMCHENKO – 688,454,206
4. A.G. YEFANOV – 688,421,934
5. A.N. KLEMENTYEV – 725,943,314
6. V.A. KOBZEV – 692,991,573
7. V.V. KOVALKOV - 694,880,318
8. N.V. KONSTANTINOVA – 548,846
9. M.V. KORZHUYEV - 547,668
10. A.S. PANKRATYEV – 554,325,892
11. A.K. PONOMARYOV - 688,056,468
12. A.I. FEDOROV – 702,036,931
13. A.K. CHICHIKOV – 696,800,354
14. S.V. TSIVILEV – 693,711,421
AGAINST all the candidates – 1,788,490
ABSTAINED from voting – 1,099,153

THE DECISION is as follows:
The following persons are elected members of the Board of Directors:
1. V.B. BEZVERHNY
2. V.V. BOYEV
3. O.F. DEMCHENKO
4. A.G. YEFANOV
5. A.N. KLEMENTYEV
6. V.A. KOBZEV
7. V.V. KOVALKOV
8. A.K. PONOMARYOV
9. A.I. FEDOROV
10. A.K. CHICHIKOV
11. S.V. TSIVILEV

4).The fourth issue on the agenda is election of the Auditing Committee members.
As regards issue No. 4 on the agenda, number of votes belonging to the persons included into the list

of persons entitled to participate in the General Meeting is 791,042,715 (not taking into account the votes of shares belonging to the members of the Board of Directors).
As regards issue No. 4 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,978,441, which makes 94.56% (not taking into account the votes of shares belonging to the members of the Board of Directors).
A quorum on issue No. 4 on the agenda is sufficient.

VOTING RESULTS:
1. N.V. IVANOVA – FOR the candidate – 746,908,846, AGAINST the candidate – 104,195, ABSTAINED from voting - 148,395.
2. V.V. IONUSHAS - FOR the candidate – 746,937,471, AGAINST the candidate – 104,195, ABSTAINED from voting – 177,020.
3. V.V. KANASHENOK - FOR the candidate – 580,896,786, AGAINST the candidate – 123,502,790, ABSTAINED from voting – 177,020.
4. S.G. MARKINA - FOR the candidate – 580,889,916, AGAINST the candidate – 123,474,165, ABSTAINED from voting – 177,020.
5. N.K.MIKHAJLOVA - FOR the candidate – 746,777,171, AGAINST the candidate – 143,125, ABSTAINED from voting – 177,020.

THE DECISION is as follows:
The following persons are elected to the Auditing Committee:
1. N.V. IVANOVA
2. V.V. IONUSHAS
3. V.V. KANASHENOK
4. S.G. MARKINA
5. N.K. MIKHAJLOVA

5). The fifth issue on the agenda is approval of the new Corporation Charter wording.
As regards issue No. 5 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No. 5 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,987,601, which makes 94.56%.
A quorum on issue No. 5 on the agenda is sufficient.

VOTING RESULTS:
FOR the decision – 743,139,297 votes, which makes 99.35%,
AGAINST the decision – 85,875 votes, which makes 0.01%,
ABSTAINED from voting – 4,439,539 votes, which makes 0.59%.
THE DECISION is as follows: The new wording of Irkut Corporation Charter is approved.

6). The sixth issue on the agenda is approval of the Regulation of the General Irkut Corporation Shareholders' Meeting.
As regards issue No. 6 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No. 6 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,987,601, which makes 94.56%.
A quorum on issue No. 6 on the agenda is sufficient.

VOTING RESULTS:
FOR the decision – 742,907,103 votes, which makes 99.32%,
AGAINST the decision - 0 votes, which makes 0%
ABSTAINED from voting – 4,146,029 votes, which makes 0.55%.

I

THE DECISION is as follows: the Regulation for the General Irkut Corporation Shareholders' Meeting are approved.

7). The seventh issue on the agenda is approval of the Regulation of Irkut Corporation Board of Directors.
As regards issue No. 7 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No. 7 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,987,601, which makes 94.56%.
A quorum on issue No. 7 on the agenda is sufficient.

VOTING RESULTS:
FOR the decision – 742,775,428 votes, which makes 99.3%,
AGAINST the decision – 28,625 votes, which makes 0.0%,
ABSTAINED from voting – 4,148,319 votes, which makes 0.55%.
THE DECISION is as follows: Irkut Corporation Board of Directors Regulation are approved.

8). The eighth Issue on the agenda is approval of Irkut Corporation Auditing Committee Regulation.
As regards issue No. 8 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No. 8 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,987,601, which makes 94.56%.
A quorum on issue No. 8 on the agenda is sufficient.

VOTING RESULTS:
FOR the decision – 742,971,223 votes, which makes 99.33%,
AGAINST the decision - 0 votes, which makes 0.0%,
ABSTAINED from voting – 4,199,844 votes, which makes 0.56%.
THE DECISION is as follows: Irkut Corporation Auditing Committee Regulation are approved.

9). The ninth issue on the agenda is approval of the Regulation of the President of Irkut Corporation.
As regards issue No. 9 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No. 9 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,987,601, which makes 94.56%.
A quorum on issue No. 9 on the agenda is sufficient.
VOTING RESULTS:
FOR the decision – 742,904,407 votes, which makes 99.32%,
AGAINST the decision - 0 votes, which makes 0.0%,
ABSTAINED from voting – 4,080.074 votes, which makes 0.55%.
THE DECISION is as follows: To approve "Regulation of President of IRKUT CORPORATION".

10). The tenth issue on the agenda is approval of Irkut Corporation Corporative Conduct Code.
As regards issue No. 10 on the agenda, number of votes belonging to the persons included into the list of persons entitled to participate in the General Meeting is 791,051,875.
As regards issue No. 10 on the agenda, number of votes belonging to the shareholders who took part in the General Meeting is 747,987,601, which makes 94.56%.
A quorum on issue No. 10 on the agenda is sufficient.
VOTING RESULTS:
FOR the decision – 742,996,007 votes, which makes 99.33%,
AGAINST the decision - 0 votes, which makes 0.0%,
ABSTAINED from voting – 4,151,064 votes, which makes 0.55%.

I

THE DECISION is as follows: Irkut Corporation Corporate Conduct Code is approved.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Irkut Corporation.
Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 23/05/2003

Fact (event, action) Code: 0100040A23052003

Date of the fact appearance is 23rd May 2003.
The Issuer's Managing Body, which has undergone changes: the Board of Directors.

In accordance with the decision of the annual General meeting of shareholders held on 23rd May, 2003, the following persons were elected members of Irkut Corporation Board of Directors:
Valery Borisovich BEZVERHNY (does not have a share in the Issuer's authorized capital);
Vladimir Vladimirovich BOYEV (does not have a share in the Issuer's authorized capital);
Oleg Fedorovich DEMCHENKO (does not have a share in the Issuer's authorized capital);
Alexander Gennadyevich YEFANOV (does not have a share in the Issuer's authorized capital);
Alexander Nikolayevich KLEMENTYEV (does not have a share in the Issuer's authorized capital);
Viktor Anatolyevich KOBZEV (does not have a share in the Issuer's authorized capital);
Vladimir Vasilyevich KOVALKOV (has a share in the Issuer's authorized capital equal to 0.00058%);
Alexey Konstantinovich PONOMARYOV (does not have a share in the Issuer's authorized capital);
Alexey Innokentyevich FEDOROV (has a share in the Issuer's authorized capital equal to 0.00043%);
Sergey Viktorovich TSIVILEV ((does not have a share in the Issuer's authorized capital);
Alexander Konstantinovich CHICHIKOV (has a share in the Issuer's authorized capital equal to 0.00014%).

The date, starting from which the changes in Irkut Corporation Board of Directors have been occurring is 23rd May 2003.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Irkut Corporation
Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 23/05/2003
Fact (event, action) Code: 1300040A23052003

Date of the fact appearance: 23rd May 2003.
A quorum is sufficient for bringing decisions on all the issues on the agenda.
Complete wording of the decision brought in accordance with Minutes No. 1 of Irkut Corporation Board of Directors Meeting held on 23.05.2003 runs as follows:
1.A extraordinary meeting of Irkut Corporation shareholders in the form of absentee voting shall be held.
2. The date of making the list of persons entitled to participate in the extraordinary General shareholders' Meeting shall be 4th June 2003.
3. The agenda of the Meeting shall be devoted to obtaining borrowed funds.
4. 10th July, 2003, 17-00 of local time shall be approved as completed ballot-paper form acceptance (delivery) date and time.
5.The annual General Irkut Corporation shareholders' Meeting notification procedure, the list of information and the order of information transfer to the participants of the extraordinary General meeting of shareholders shall be approved (enclosed).
6. The form and wording of ballot-papers for voting in accordance with the agenda at the extraordinary shareholders' Meeting shall be approved (enclosed).
7. The following draft of the Meeting decision shall be approved:
1. In order to maintain financing of Contract No. PB/5356110331077, in addition to the loans obtained in accordance with the decision of the General shareholders' Meeting held on 31st May, 2000 (Minutes No. 11) (on the basis of Agreements on Opening of Non-Revolving Credit Line dated 06.06.2001 No.2586 and dated 5.04.2002 No. 2229/ 2745-6 concluded between Irkut Corporation and The Sberbank of Russia),and in order to achieve the said objectives as well as to maintain financing of current production activities, it shall be allowed to obtain loan in the Sberbank of Russia in Rubles amounting to the sum equivalent to US Dollars 193 million for the term till September, 2005 under the Bank terms and conditions.
2. Terms of Agreements on Opening of Non-Revolving Credit Line dated 06.06.2001No. 2586 and dated 5.04.2002 No. 2229/ 2745-6 concluded with the Sberbank of Russia shall be extended till 31st March, 2004.
8. The following postal address, to which shareholders may send (deliver) completed ballot-paper forms for voting shall be approved: 664020, Irkutsk, st. Novatorov, 3. (For "Yediny Registrator" CJSC, Irkutsky Branch).
9. The schedule of measures aimed at the Meeting preparation and holding as well as the estimate of expenses related to the Meeting preparation and holding amounting to Rubles 139, 306 (one hundred thirty nine thousand three hundred six 00/100 Rubles) shall be approved. (enclosed).
10. Mr. V.V. DASHEVSKY, the Head of Management Department, shall be approved as the secretary of the Meeting.
11. 11th July 2003 shall be approved as the absentee vote summing up date.

TOTALS OF VOTING:
FOR the decisions - 9, AGAINST the decisions - none, ABSTAINED from voting - none
THE DECISION IS TAKEN in the above wording.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Irkut Corporation
Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 10/07/2003

Fact (event, action) Code: 0900040A10072003

The fact resulting in one-time more than 10 per cent growth of the Issuer's losses in the second quarter of 2003: in accordance with the Issuer's accounting policy, product sales proceeds shall be recorded in shipment accounting reports. Shipment of aircraft technics in the 1st and the 2nd quarters of 2003 was not performed; this was the reason for the Issuer's losses growth.

The amount of the Issuer's losses by the end of the quarter preceding the one covered in the report is Rubles 547,375 thousand.
The amount of the Issuer's losses in the quarter covered in the report is Rubles 1,117,053 thousand.

Absolute alteration of losses in the quarter covered in the report if compared with the losses of the Issuer in the quarter proceeding the one covered in the report is Rubles -569,678 thousand.
Rated alteration of losses in the quarter covered in the report if compared with the Issuer's losses in the quarter proceeding the one covered in the report is 104.1 %.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Irkut Corporation
Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 17/07/2003
Fact (event, action) Code: 1200040A17072003

The type of the General Meeting: an extraordinary meeting.
The form of the General Meeting holding: absentee vote.
Date of the General Meeting holding is 16th July, 2003.
Place of the General Meeting holding: 664020, Irkutsk, st. Novatorov, 3, Irkut Corporation.
Postal address for completed ballot-paper forms sending: 664020, Irkutsk, st. Novatorov, 3, Irkut Corporation.
Total number of votes possessed by the shareholders – owners of Irkut Corporation voting shares is 791,051,875.
Number of votes possessed by the shareholders who participated in the General Meeting of shareholders is 732,505,992, which makes 92.60%.
A quorum is sufficient for bringing decisions as regards the agenda of the shareholders' Meeting.
The matters put to the vote, results of voting on those matters and complete wordings of the decisions brought in accordance with the Minutes No. 17 of the extraordinary shareholders' Meeting held on 17th July, 2003, are as follows:
1. The executive body shall be allowed to increase the total crediting limit for performance of Commission Contract No. PB 535611031077-2572 dated 20.12.1996 and for financing of current activities in the Saving Bank amounting to the sum equivalent to US Dollars 413 million in Rubles at the exchange rate valid on the date of the appropriate credit amounts. The following actions shall be undertaken to achieve it:
1. The validity of Agreements on Opening Non-Revolving Credit Lines No. 2586 dated 06.06.2001 and No. 2229\2745-6 dated 05.04.2002 concluded with the Sberbank of Russia shall be prolonged till 31st March, 2004.
2. The Agreement on Opening a Non-Revolving Credit Line No. 2991 dated 06.06.2003 with the Sberbank of Russia under the conditions of the Bank shall be approved.

VOTING RESULTS:
FOR the decision – 732,211,727 (99.96%);
AGAINST the decision – 133,965 (0.02%);
ABSTAINED from voting – 30,915 (0.00%);
Ballot-papers with 129,385 votes (0.02%) were acknowledged invalid.

THE DECISION is as follows:
The executive body shall be allowed to increase the total crediting limit for performance of Commission Contract No. PB 535611031077-2572 dated 20.12.1996 and for financing of current activities in the Saving Bank amounting to the sum equivalent to US Dollars 413 million in Rubles at the exchange rate valid on the date of the appropriate credit amounts. The following actions shall be undertaken to achieve it:
1. The validity of Agreements on Opening Non-Revolving Credit Lines No. 2586 dated 06.06.2001 and No. 2229\2745-6 dated 05.04.2002 concluded with the Sberbank of Russia shall be prolonged till 31st March, 2004.
2. The Agreement on Opening a Non-Revolving Credit Line No. 2991 dated 06.06.2003 with the

Sberbank of Russia under the conditions of the Bank shall be approved.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Irkut Corporation
Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 19/09/2003
Fact (event, action) Code: 1500040A19092003

Date of the fact appearance is 19th September, 2003.

The list of persons included in the list-register of Irkut Corporation entitled to receive coupon gains corresponding to the third coupon of inscribed non-documentary interest-bearing bonds of A01 series in accordance with the registered Decision on bond issue and with the bond issue Prospectus (Offering circular) shall be drawn up at the end of the working day on 19th September, 2003.

Senior Vice-President **S.V. TSIVILEV**

Information On A Substantial Fact (Event, Action) Affecting Issuer's Financial and Economic Activities

Irkut Corporation
Address: 664020 Irkutsk, st. Novatorov, 3
Issuer's Code: 00040-A

Date of the fact (event, action) appearance: 29/09/2003
Fact (event, action) Code: 1100040A29092003

In accordance with the Prospectus (Offering circular) for issue of Irkut Corporation interest-bearing inscribed non-documentary bonds of A01 series, the state registered number of the issue 4-01-00040-A (Bonds), Irkut Corporation implemented payment of coupon income as per the third bond coupon.
The date of coupon income accrual as per the third coupon of the bond is 28th September 2003.
The sum of accrued coupon income per one bond with nominal value of Rubles 1,000 (one thousand Rubles) amount s to Rubles 59.84 (fifty nine Rubles 84/100).
Total number of bonds with accrued income is 600.000 (six hundred thousand).
Total amount of accrued coupon income amounts to Rubles 35,904,000 (thirty five million nine hundred four thousand Rubles 00/100).
Date when coupon income as per the third coupon of the bond shall be paid is 29th September 2003.
Total amount of paid coupon income is Rubles 35,904,000 (Thirty five million nine hundred four thousand Rubles 00/100).
Payment of income as per bonds is performed by means of the currency of the Russian Federation in cashless settlement mode.

Senior Vice-President **S.V. TSIVILEV**

STATEMENT ON SUBSTANTIAL FACTS "INFORMATION AS REGARDS THE DATES OF THE ISSUER'S REGISTER CLOSING"

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation
2. Issuers address: 664020 Irkutsk, st. Novatorov, 3
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 1500040A19092003
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Delo" newspaper, Irkutsk.
8. Type, category (kind), series and other identification properties of inscribed securities: inscribed non-documentary ordinary shares.
9. The purpose of drawing up the list of inscribed securities: participation in the General Meeting of shareholders.
10. Inscribed securities owners' list making date: 24th October 2003.
11. 23rd October, 2003 is the date of drawing up the Minutes of the Issuer's executive body Meeting, at which the following decisions may be brought: either a decision as regards the date of preparing the list of the Issuer's inscribed securities owners or another decision being the basis for fixing a date for preparation of such a list by calculation of such a list preparation; in the second case it will not be required to bring a special decision as regards the above date.

Senior Vice-President **S.V. TSIVILEV**

23rd October 2003

STATEMENT ON SUBSTANTIAL FACTS 'INFORMATION ON FACTS, WHICH RESULTED IN ONE-TIME ISSUER'S PROFIT OR LOSS GROWTH FOR MORE THAN 10 PER CENT'

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.

2. Issuers address: 664020 Irkutsk, st. Novatorov, 3

3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509

4. Unique Issuer's Code given by the registering body: 00040-A

5. Substantial Fact Code: 0300040A30102003

6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru

7. Name of the periodical used by the Issuer to publish information on substantial facts: "Delo" newspaper, Irkutsk; Supplement to the Bulletin of the Federal Commission for the Securities Market of Russia.

9. The fact (facts), which resulted in one-time growth of the Issuers' income or losses for more than 10 per cent: in accordance with the Issuer's accounting policy, sales proceeds shall be included into shipment accounting. Shipment of aircraft techniques in the 1st, 2nd and 3rd quarters of 2003 did not take place; this is the reason for the Issuer's losses growth.

10. Date of the fact (facts) appearance resulting in one-time growth of the Issuer's profit for more than 10 per cent: 30th October, 2003.

11. Value of the Issuer's profit (loss) during the reported period (month, quarter) preceding the reported period, in which such a fact (facts) appear, is: - 1,117,053 thousand Rubles.

12. Value of the Issuer's profit (loss) for the reported period, in which the respective fact (facts) appears, is: - 1,890,582 thousand Rubles.

13. Alteration of the Issuer's profit (loss) in absolute and Cash assets is – 773,529 thousand Rubles or 69.25%.

Senior Vice-President **S.V. TSIVILEV**

30th October 2003

NOTIFICATION

On purchase of over 20 per cent of voting shares of JSC "Scientific, Research and Design Institute of Measurement Instrumentation for Mechanical Engineering" (NII Izmerenia)

Irkut Corporation notifies of more than 20 per cent of voting shares of JSC "Scientific, Research and Design Institute of Measurement Instrumentation for Mechanical Engineering" (NII Izmerenia)

1. Information on the Corporation, which purchased more than 20 per cent of voting shares of another Corporation:
Complete Issuer's Company name: Irkut Corporation.
Issuer's location: 664020 Irkutsk, st. Novatorov, 3
Issuers postal address: 664020 Irkutsk, st. Novatorov, 3
Issuer's OGRN : 1023801428111
Date of the record entry: 19.09.2002
Volume of authorized Capital: Rubles 2,373,155,625
Number of voting shares of JSC "NII Izmerenia": 126,100 inscribed ordinary share with nominal value of 0.04 Rubles each.
Number of purchased voting shares of JSC "NII Izmerenia": 123,524 inscribed ordinary shares with nominal value of 0.04 Rubles each.
Date of the last purchase: 04.11.2003
Basis for purchase: Sales contract for shares dated 04.11.2003.

2. Information on the Corporation, whose shares were purchased:
Complete Company n ame: JSC "Scientific, Research and Design Institute of Measurement Instrumentation for Mechanical Engineering".
Issuer's location: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg.1
Issuers postal address: 129626, Moscow, , st. Novoalexeyevskaya, 13, Bldg.1
Issuer's OGRN: 1027700078670
Date of the record entry: 30.07.2002
Volume of authorized Capital: 5 044 Rubles.
Number of voting shares: 126,100 inscribed ordinary shares with nominal value of 0.04 Rubles each.
Register Holder:
Complete Company name: IRKOL CJSC.
Location: 107078, Moscow, Boyarsky per., 3/4, Bldg. 1.
Licence of the Federal Commission for the Securities Market of Russia: No. 10-000-1-00250 dated 09.08.2002
3. The result of preliminary coordination with the antimonopoly body as regards purchase of more than 20 per cent of voting shares of another Corporation:
Decision of the Ministry for Antimonopoly Policy of the RF as regards satisfaction of Irkut Corporation application for purchase of 97.96% of OJSC "NII Izmerenia": inscribed ordinary shares dated 03.10.2003

Senior Vice-President **S.V. TSIVILEV**

STATEMENT ON SUBSTANTIAL FACTS 'DATA AS REGARDS THE ISSUER'S OBLIGATION FULFILLMENT TERM IN FRONT OF THE SECURITIES OWNERS'

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.

2. Issuers address: 664020 Irkutsk, st. Novatorov, 3

3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509

4. Unique Issuer's Code given by the registering body: 00040-A

5. Substantial Fact Code: 0900040A05112003

6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru

7. Name of the periodical used by the Issuer to publish information on substantial facts: "Delo" newspaper, Irkutsk.

8. Type, category (kind), series and other identification securities properties: interest-bearing documentary non-convertible bonds payable to bearer, series A02.

9. State registration number of the issue (additional issue) of the securities and the date of state registration: 4-02-00040-A, 01.10.2002

10. The following data shall be mentioned: the Issuer's obligation description, and the value of such obligation in Cash terms for monetary liabilities or for other liabilities, which can be presented in Cash terms: Payment of coupon gains as per the second coupon of percent-bearing documentary non-convertible bonds payable to bearer, A02 series, amounting to Rubles 138,375,000 (one hundred thirty eight million three hundred seventy five thousand), that makes 92 (Ninety two) Rubles 25/100 per 1 (One) bond with nominal value of 1,000 (One thousand) Rubles each.

11. Date of obligation fulfillment, or, if the obligation is to be fulfilled by the Issuer within the certain term (time period) – then the date of this period expiration shall be: 05.11.2003

12. The fact of the Issuer's obligation fulfillment or non-fulfillment (default): Obligation is fulfilled.

13. If the Issuer fails to fulfill his obligation, the reason of such non-fulfillment, and for Cash obligation or for other obligation, which can be presented in Cash terms, then the amount of such non-fulfillment in Cash terms shall be stated: Obligation is fulfilled.

Senior Vice-President **S.V. TSIVILEV**

05th November 2003

STATEMENT ON SUBSTANTIAL FACTS "INFORMATION ON ACCRUED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.
2. Issuers address: 664020 Irkutsk, st. Novatorov, 3
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 0600040A05112003
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Delo" newspaper, Irkutsk.
8. Type, category (kind), series and other identification securities properties: interest-bearing documentary non-convertible bonds payable to bearer, series A02.
9. State registration number of the issue (additional issue) of the securities and the date of state registration: 4-02-00040-A, 01.10.2002
10. The name of the registering body, which implemented state registration of the issue (additional issue) of securities: the Federal Commission for the Securities Market of Russia.
11. The body of the Issuer's management, which brought the decision as regards payment (announcement) of dividend on the Issuer's shares or as regards the rate (the procedure of the rate calculation) of the coupon percentage as per the Issuer's bond, and the date of the Minutes of the said management body Meeting, at which the said decision was brought: The rate of the Issuer's bonds percentage (of coupon) is stated in the Prospectus (Offering circular) published for the issue of interest-bearing documentary non-convertible bonds payable to bearer, A02 series.
12. Total amount of dividend accrued on the Issuer's shares of a certain category (type); the amount of dividend accrued on one share of a certain category (type); total interest rate and/or the amount of other income payable as per the Issuer's bonds of certain series; rate of interest and/or other income payable as per one Issuer's bond of certain series: 92 (ninety two) Rubles 25/100 per 1 (One) bond with nominal value of 1,000 (One thousand) Rubles each, total interest rate amount is equal to Rubles 138,375,000 (one hundred thirty eight million three hundred seventy five thousand).
13. Payment of income as per the Issuer's securities (Cash and other assets): Cash assets
14. Date on which obligation to pay income on securities of the Issuer (dividend on shares, income (interest, nominal value) as per bonds) is due, and if obligation to pay income on securities shall be completed by the Issuer during the certain term (period of time), the date of this term expiration shall be: 05.11.2003
15. Total rate of dividend paid on the Issuer's shares of certain categories (type); total interest rate and/or other income amount paid on the Issuer's bonds of certain issue (series): Rubles 138,375,000 (one hundred thirty eight million three hundred seventy five thousand).

Senior Vice-President **S.V. TSIVILEV**

05th November, 2003

STATEMENT ON SUBSTANTIAL FACTS
"INFORMATION ON THE DATES OF THE ISSUER'S REGISTER CLOSING"

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.
2. Issuers address: 664020 Irkutsk, st. Novatorov, 3
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 1500040A19092003
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Delo" newspaper, Irkutsk.
8. Type, category (kind), series and other identification properties of inscribed securities: non-documentary inscribed ordinary shares.
9. The purpose of making the list of inscribed ordinary shares owners: participation in the General Meeting of shareholders.
10. Date of inscribed ordinary shares owners list preparation: 06th November 2003.
11. Date of the Minutes of the Issuer's authorized management body Meeting, at which the decision on the date, when inscribed Issuer's ordinary shares owners list shall be prepared, is brought, or other decision being the basis for fixing the date of such list drawing up by means of calculation is taken (then the separate decision as regards the date of such list preparation is not required): 06th November, 2003.

Senior Vice-President **S.V. TSIVILEV**

06th November 2003

STATEMENT ON SUBSTANTIAL FACTS "INFORMATION ON THE ISSUER'S CAPITAL ISSUE" & "INFORMATION ON DECISIONS OF GENERAL MEETINGS"

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.
2. Issuers address: 664020 Irkutsk, st. Novatorov, 3
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Codes: 0500040A02122003; 1000040A02122003
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Delo" newspaper, Irkutsk.
8. Type, category (kind), series and other identification properties of inscribed securities: non-documentary inscribed ordinary shares.

Number of placed securities and nominal value of each placed security are as follows: 87,894,653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) pieces with nominal value of 3 (Three) Rubles each.

Security placement mode, and if securities are placed by means of closed subscription for securities, the list of potential securities buyers shall be given, too: closed subscription; all the shares shall be placed to MDM - Bank (Open Joint-Stock Company); its address is: 115172, Moscow, Kotelnicheskaya Nab., 33, Bldg. 1;

Other conditions of securities placement stated by the decision as regards their placement:

- Shares of the additional Issue (hereinafter referred to as the Shares) shall be placed by means of closed subscription in accordance with the procedure established in the decision on additional shares issue undertaken by Irkut Corporation (hereinafter referred to as the Issue Decision) and in the Prospectus (Offering circular) for Irkut Corporation securities (hereinafter referred to as the Securities Offering Circular);
- Price of the shares to be placed shall be fixed by the Board of Directors of Irkut Corporation within the period starting from the date of the share issue state registration, but not later than 2 (two) days before the date of share placement start on the basis of the data obtained in the course of preliminary market survey implemented by Irkut Corporation, or, in cases stated by the legislation of the Russian Federation, on the basis of an independent appraiser conclusion;
- Price of the shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares shall be fixed by the Board of Directors of Irkut Corporation not later than 1 (one) day before the notification delivery date; this notification shall contain information on possibility of the pre-empty share purchase right execution on the basis of preliminary market survey being implemented by Irkut Corporation, or, in cases stated in the legislation of the Russian Federation, on the basis of an independent appraiser's conclusion, but not later than 2 (two) days before the date of share placement. Information as regards the decisions of Irkut Corporation Board of Directors, which fixes the price of shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares, shall be disclosed in accordance with the procedure and within the terms stated by normative documents of the Federal Commission for the Securities Market of Russia and by the Issue Decision;
- Information as regards the decision of Irkut Corporation Board of Directors fixing the price for shares to be placed shall be disclosed in accordance with the procedure and within the terms stated by normative documents of the Federal Commission for the Securities Market of Russia and by the Issue Decision;

- Additional shares shall be completely paid for by Cash assets in Rubles of the Russian Federation at the moment of their purchase in accordance with the Issue Decision and with the Prospectus (Offering circular).

9. The authorized managing body of the Issuer, which brings the decision as regards securities placement: the General Meeting of shareholders.

The type of the General Meeting: an extraordinary Meeting.

The mode of the General shareholders' Meeting holding: in the form of joint presence.

The General Meeting holding date and place: 02nd December 2003, at the address: 664020, Irkutsk, st. Makarenko, 6 (Culture Center in the name of Y.A. GAGARIN).

Date of drawing up and the number of the Minutes of the Issuer's managing body Meeting, at which the decision as regards securities placement was taken: Minutes No. 18 dated 02nd December, 2003.

A quorum of the General Meeting:

Total number of votes belonging to the shareholders – owners of voting shares is equal to 791,051,875.

Number of votes belonging to the shareholders participating in the General Meeting of shareholders, is equal to 741,727,476 that makes 93.76%.

A quorum Is sufficient for taking decisions on all the matters of the agenda.

10. Matters to be voted and voting results of the said matters.

1. On fixing number, nominal value and category (type) of declared shares and rights granted by those shares.

VOTING RESULTS:

FOR the decision – 738,581,366 votes, that makes 99,58%;
AGAINST the decision – 197,250 votes, that makes 0.03%;
ABSTAINED from voting – 2,817,904 votes, that makes 0,38%;
Ballot-papers with 130,956 votes (0.02%) are acknowledged invalid.

2. On approval of the new Irkut Corporation Charter wording

VOTING RESULTS:

FOR the decision – 738,691,366 votes, that makes 99,59%;
AGAINST the decision – 87,250 votes, that makes 0.01%;
ABSTAINED from voting – 2,817,904 votes, that makes 0,38%;
Ballot-papers with 130,956 votes (0.02%) are acknowledged invalid.

3. On Irkut Corporation Authorized capital increase by means of issue of additional shares to be placed per closed subscription.

VOTING RESULTS:

FOR the decision – 738,551,711 votes, that makes 99.57%;
AGAINST the decision – 206,250 votes, that makes 0.03%;
ABSTAINED from voting – 2,817,904 votes, that makes 0.38%;
Ballot-papers with 151,611 votes (0.02%) are acknowledged invalid.

11. Wordings of decisions taken by the General Meeting.

1. The Corporation may distribute in addition to placed shares 87,894,653 (eighty seven million eight hundred ninety four thousand six hundred fifty three) inscribed non-documentary ordinary shares with nominal value equal to 3 (three) Rubles each. Those ordinary shares are declared ones. Declared ordinary shares grant the same rights as placed shares of the respective category (type) foreseen by Irkut Corporation Charter.

2. Irkut Corporation Charter new wording shall be approved.

3. Irkut Corporation Authorized capital shall be increased by means of issue of 87,894,653 (eighty seven million eight hundred ninety four thousand six hundred fifty three) additional inscribed non-documentary ordinary shares with nominal value of 3 (Three) Rubles each to be placed by closed subscription.

The following conditions for additional share placement shall be set:

- Additional issue shares (hereinafter referred to as the Shares) shall be placed by means of closed subscription as per the procedure established by the decision on additional Irkut Corporation securities issue (hereinafter referred to as the Issue Decision) and by Prospectus (Offering circular) for securities issue (hereinafter referred to as the Offering Circular);
- Price for shares to be placed shall be fixed by Irkut Corporation Board of Directors within the period from the date of the share issue state registration date but not later than 2 (two) days from the date of share placement beginning on the basis of preliminary market survey implemented by Irkut Corporation, or, in cases established by the legislation of the Russian Federation, on the basis of an independent appraiser's conclusion;
- Price for shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares shall be fixed by Irkut Corporation Board of Directors not later than 1 (one) day before the date of notification delivery to the shareholders; this notification shall contain information on the possibility to execute pre-empty share purchase right on the basis of the data obtained in the course of preliminary market survey implemented by Irkut Corporation, or, in cases established by the legislation of the Russian Federation, on the basis of an independent appraiser's conclusion, but not later than 2 (two) days before the date of share placement start. Information on the decision of Irkut Corporation Board of Directors fixing the price of shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares, shall be disclosed as per the procedure and within the terms foreseen by normative documents of the Federal Commission of Securities market of the Russian Federation and by the Issue Decision;
- Information on the decision of Irkut Corporation Board of Directors fixing the price for shares to be placed shall be disclosed as per the procedure and within the terms foreseen by normative documents of the Federal Commission of Securities market of the Russian Federation and by the Issue Decision;
- All the shares shall be placed with MDM - Bank (Open Joint-Stock Company) at the address: 115172, Moscow, Kotelnicheskaya Nab. 33, Bldg. 1;
- Additional shares shall be fully paid by Cash assets in Rubles of the Russian Federation at the moment of their purchase in accordance with the Issue Decision and with the Offering circular.

Senior Vice-President **S.V. TSIVILEV**

02nd December 2003

STATEMENT ON SUBSTANTIAL FACTS
"INFORMATION ON THE DATES OF THE ISSUER'S REGISTER CLOSING"

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.
2. Issuers address: 664020 Irkutsk, st. Novatorov, 3
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 0800040A03122003
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk.
8. Type, category (kind), series and other identification properties of inscribed securities: non-documentary inscribed ordinary shares.
9. Purpose for which the list of inscribed securities owners shall be drawn up: the list of persons having pre-empty right to purchase additional Issuer's shares to be placed by means of closed subscription.
10. Date of inscribed securities owners list drawing up: 02nd December 2003.
11. Date of making the Minutes for the Issuer's authorized managing body Meeting, where the decision on the date of inscribed Issuer's securities owners list drawing up is taken:
03rd December 2003.

Senior Vice-President **S.V. TSIVILEV**

03rd December 2003

STATEMENT ON SUBSTANTIAL FACTS "INFORMATION ON TAKING BY THE ISSUER'S AUTHORIZED BODY A DECISION AS REGARDS SECURITIES ISSUE"

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.

2. Issuers address: 664020 Irkutsk, st. Novatorov, 3

3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509

4. Unique Issuer's Code given by the registering body: 00040-A

5. Substantial Fact Code: 1100040A25122003

6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru

7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk.

8. The Issuer's managing body, which brought the decision on approval of the decision as regards the additional issue of securities: Irkut Corporation Board of Directors.

9. Date of the Issuer's managing body Meeting, at which the decision on approval of the decision as regards the additional issue of securities was taken: 25th December, 2003.

10. The Issuer's managing body Meeting Minutes issue and number date, when the decision on approval of the decision as regards the additional securities issue was taken: Minutes No. 10 dated 25th December, 2003.

11. Kind, category (type), series and other identification properties of the securities to be placed: inscribed non-documentary ordinary shares.

12. Number of the securities to be placed and nominal value of each security to be placed: 87,894,653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) pieces with nominal value of 3 (Three) Rubles each.

13. Method of securities placement, and if securities are placed by closed subscription – the range of potential buyers of the securities to be placed: closed subscription; all the additionally issued securities shall be placed to MDM - Bank (Open Joint-Stock Company) placed at the address: 115172, Moscow, Kotelnicheskaya Nab., 33, Bldg. 1

14. Price of securities to be placed or the procedure of price fixing: Price of additionally issued securities to be placed shall be fixed by the Issuer's Board of Directors within the period from the date of additional securities issue state registration, but nota later than 2 (two) days before the date of the beginning of additionally issued securities placement on the basis of preliminary market survey accomplished by the Issuer, or, in cases established by the legislation of the Russian Federation – on the basis of an independent appraiser's conclusion.

Price of issued securities placement at the pre-empty right execution: Price of additionally issued securities to be placed among the persons included into the list of persons having pre-empty right to purchase securities additionally issued shall be fixed by the Issuer's Board of Directors not later than 1 (one) day before the date when notification as regards the possibility to execute pre-empty right of additionally issued securities purchase is delivered to the shareholders, on the basis of preliminary market survey accomplished by the Issuer, or, in cases established by the legislation of the Russian Federation – on the basis of an independent appraiser's conclusion, but not later than 2 (two) days before the date of additionally issued securities placement start.

15. Securities placement term (beginning and completion dates) or the procedure of this term fixing.

Placement starting date: securities placement starting date shall be fixed by the Issuer's Board of Directors upon the date of additional securities issue state registration.

Placement completion date: date of the last security placement, but not later than one year from the date of additional securities issue state registration.

16. Other conditions of securities placement stated by the Issue Decision:

I

Shareholders being ordinary shares owners who voted against or did not participate in voting the matter of the Issuer's Authorized Capital by means of additional shares to be issued and placed by closed subscription, while distributing those securities shall possess pre-empty right for purchase of securities additionally issued. The list of shareholders having pre-empty right for purchase of additionally issued securities is drawn up using the data of shareholders' Register made on the date of bringing the decision as regards securities placement, namely, 2nd December, 2003;

Validity term of pre-empty right to buy additionally issued securities is 45 days from the date of sending notification as regards the possibility to exercise this right to shareholders possessing the Issuer's ordinary shares, who voted against or did not participate in voting on the matter of additionally issued securities placement.

The Issuer shall sum up the results of exercising the said pre-empty right by shareholders having pre-empty right to buy additionally issued securities during 5 (five) working days after the pre-empty purchase right validity term for the additionally issued securities has expired.

After summing up the results of pre-empty right exercising by shareholders, the securities of additional issue which are still subject to placement shall be placed to MDM -Bank (Open Joint-Stock Company) (hereinafter referred to as the MDM - Bank (JSC)) on the basis of a sales contract to be concluded by signing the common document by both parties.

Additionally issued securities shall be fully paid at their purchase. Payment mode for legal persons is cashless Cash assets; payment mode for physical persons is Cash assets, either cahsless or cash. Payment currency is Russian Rubles.

The other conditions of securities placement shall be stated in the approved Issue Decision.

17. If registration of the Securities Prospectus (Offering circular) is made at the Issuer's discretion - the fact that the Issuer undertakes the obligation to disclose information after each stage of securities issue: the Issuer undertakes the obligation to disclose information after each stage of securities issue.

Senior Vice-President **S.V. TSIVILEV**

25th December 2003

STATEMENT ON SUBSTANTIAL FACTS "INFORMATION ON DECISIONS OF GENERAL MEETINGS"

1. Complete Issuer's Company name (for a non-profit organization - denomination) with description of the organizational and legal form: Irkut Corporation.

2. Issuers address: Russian Federation, 664020 Irkutsk, st. Novatorov, 3

3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509

4. Unique Issuer's Code given by the registering body: 00040-A

5. Substantial Fact Code: 1000040A16012004

6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru

7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk.

8. Kind of the General Meeting: an extraordinary meeting

9. Mode of the shareholders' Meeting holding: absentee voting

10. Date and place of the General Meeting holding: 15th January 2004 at the address 664020, Irkutsk Irkutsk, st. Novatorov, 3

11. The quorum at the General Meeting:

A total number of vote possessed by shareholders –owners of voting shares is 791,051,875.

Number of votes possessed by shareholders, who participated in the General shareholders' Meeting, is 730,141,841, that makes 92.30%.

A quorum is sufficient for bringing decisions on all the matters on the agenda.

12. The matters put to the vote and voting results thereof.

1. The following amendments and additions shall be inserted into Irkut Corporation Charter:

1. Article 1.3. shall be modified as follows:

"Corporation location and postal address: Russian Federation, 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg.1."

2. The following paragraph shall be added to Article 4.1.:

"Corporation possesses the Branch:

- Location and postal address of the Branch: Russian Federation, 664020, Irkutsk, st. Novatorov, д.3
- The denomination of the Branch: complete name – Irkutsk Aircraft Plant, abbreviated name – IAZ""

VOTING RESULTS:

FOR the decision – 728,864,621 votes, that makes 99.83%;
AGAINST the decision – 373,940 votes, that makes 0.05%;
ABSTAINED from voting – 92,745 votes, that makes 0.01%;
Ballot-papers with 810,535 votes (0.11%) are acknowledged invalid.

13. Wordings of the decisions brought at the General Meeting.

1. The following amendments and additions shall be inserted into Irkut Corporation Charter:

1. Article 1.3. shall be modified as follows:

"Corporation location and postal address: Russian Federation, 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg.1."

2. The following paragraph shall be added to Article 4.1.:

"Corporation possesses of the Branch:

- Location and postal address of the Branch: Russian Federation, 664020, Irkutsk, st. Novatorov, д.3
- The denomination of the Branch: complete name – Irkutsk Aircraft Plant, abbreviated name – IAZ".

Senior Vice-President **S.V. TSIVILEV**

16th January, 2004

STATEMENT ON SUBSTANTIAL FACTS "INFORMATION ON ISSUER'S SECURITIES ISSUE"

1. Complete Issuer's name with description of the organizational and legal form: Irkut Corporation.

2. Issuer's address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13

3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509

4. Unique Issuer's Code given by the registering body: 00040-A

5.Substantial Fact Code: 0500040A06022004

6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru

7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk.

8. Information on state registration of the additional securities issue: non-documentary inscribed ordinary shares.

Number of securities to be placed and nominal value of each security to be placed: 87,894,653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) shares with nominal value of 3 (Three) Rubles each.

Additional securities issue volume nominal value: 263,683,959 (two hundred sixty three million six hundred eighty three thousand nine hundred fifty nine) Rubles;

Securities placement mode: closed subscription

The range of potential securities buyers: all the securities shall be placed to MDM-Bank (Open Joint-Stock Company); its location: 115172, Moscow, Kotelnicheskaya nab., 33, Bldg. 1.

Granting the Issuer's shareholders the pre-empty right of securities purchase: shareholders being the owners of the Issuer's shares, who voted against or did not participate in voting on the matter of the Issuer's authorized capital increase by means of additional share issue via closed subscription, shall have pre-empty right to buy additionally issued securities.
The fact of the securities issue Offering Circular registration at the same time with the state registration of additional issue of those securities: Offering Circular for issue of securities was registered simultaneously with the state registration of the securities issued additionally;

Procedure of access to the information contained in the Offering Circular, including the Internet site address, at which the text of the Offering Circular for securities issue is published, and the fact of signing the Offering Circular by the financial adviser at the securities market: starting from the securities additional issue state registration date, the text of the registered Offering Circular for issue of securities shall be published at the Issuer's Internet site (http://www.irkut.ru); besides, all the interested persons may familiarize with the Offering Circular and get its copy at the following address: Irkut Corporation, 664020, Irkutsk, st. Novatorov, 3.

The Offering Circular ise signed by the securities market financial adviser:

The complete and abbreviated names of the securities market financial adviser and his location address: "ABK Investment Company" CJSC, AVK IK CJSC, 196605, Saint-Petersburg, Pushkin, Uritsky Pavillion, 1.

Date of the additional securities issue state registration, denomination of the registering body, the state registration number of the additional securities issue and the state

registration date: 06th February, 2004, the Federal Commission for the Securities Market of Russia, 1-03-00040-A-001-D.

Securities placement term or the procedure of its fixing: the date of securities placement start shall be fixed by the Issuer's Board of Directors after the date of the state registration of the additional securities issue; and the date of placement completion is the date of the last additionally issued security placement, but not later than one year from the date of the additional securities issue state registration.

Price for securities to be placed or procedure for price fixing:
Price for placement of additionally issued securities shall be defined by the Issuer's Board of Directors within the period from the date of the state registration of the additionally issued securities, but not later than 2 (two) days before the date of the additionally issued securities placement start on the basis of the preliminary market survey implemented by the Issuer, or in cases established by the legislation of the Russian Federation on the basis of the independent appraiser's conclusion.
Price for placement of additionally issued securities to the persons included into the list of persons having pre-empty right to purchase additionally issued securities, shall be defined by the Issuer's Board of Directors not later than 1 (one) day before the date when notifications are sent to the shareholders as regards the possibility to execute pre-empty right for purchase of additionally issued securities on the basis of the preliminary market survey accomplished by the Issuer, or, in cases established by the legislation of the Russian Federation, on the basis of the independent appraiser's conclusion, but not later than 2 (two) days before the date of the additionally issued placement commencement.

Senior Vice-President **S.V. TSIVILEV**

06th February 2004

STATEMENT ON REGISTRATION OF OFFERING CIRCULAR FOR PLACEMENT OF SECURITIES AND ON PROCEDURE OF ACCESS TO INFORMATION CONTEAINED IN THE OFFERING CIRCULAR

(After the state registration of the report on the results of securities issue)

1. Complete Issuer's Company name with description of the organizational and legal form: Irkut Corporation.

2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13

3. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru

4. Information on the securities included into the Offering Circular, which has undergone the state registration:

kind, category (type) and other identification properties of the securities: inscribed ordinary non-documentary shares;

state registration number of the securities issue and the date of the state registration: 1-03-00040-A dated 15.08.2002;

date of the additional issue state registration: 06.02.2004 ;

date of the state registration of the report on the securities issue results: 10.09.2002;

the state registration of the report on the additional issue results has not been accomplished because the shares have been placed;

denomination of the registering body which accomplished the state registration of the securities issue and state registration of the report on the securities issue results: the Federal Commission for the Securities Market of Russia;

number of securities issued: 791,051,875 shares;

number of additionally issued securities, for which the registering body has not brought the decision to cancel the assigned individual number (code): 87,894,653 shares;

nominal value of each securities issued: 3 Rubles;

volume of issue of securities with nominal value: 2,373,155,625 Rubles;

volume of additionally issued securities, for which the registering body has not brought the decision as regards cancellation of the assigned individual number (code) with nominal value: 263,683,959 Rubles;

number of issued securities being in circulation on the date of approval of the Offering Circular, this approval being given by the authorized Issuer's body: 791,051,875 shares;

number of additionally issued securities, for which the registered body has not brought the decision as regards cancellation of the assigned individual number (code), and which are circulating on the date of the Offering Circular approval given by the authorized Issuer's body: 0 shares.

5.Date of registration of the Offering Circular for placement of securities and denomination of the registering body, which has accomplished the registration of this Offering Circular: 27th February 2004, the Federal Commission for the Securities Market of Russia;

6. Procedure of access to the information of the Offering Circular for securities issue, including the address of the Internet site containing the text of the said Offering circular as well as the fact of signing the said Offering Circular by a financial adviser: starting from the date of the additionally issued securities state registration, the text of the registered Offering Circular shall be published at the Issuer's site in Internet (http://www.irkut.ru); besides, all the interested persons may familiarize with the Offering Circular and get its copy at the following address: Irkut Corporation, 664020, Irkutsk, st. Novatorov, 3; 129626, Moscow, Novoalexeyevskaya, 13, Bldg. 1.

The Offering Circular is signed by the financial adviser at the securities market:

I

The complete and abbreviated names of the securities market financial adviser and his location address: "ABK Investment Company" CJSC, AVK IK CJSC, 196605, Saint Petersburg, Pushkin, Uritsky Pavillion, 1.

Senior Vice-President **S.V. TSIVILEV**

27th February, 2004

INFORMATION ON SUBSTANTIAL FACTS «INFORMATION ON TERMS OF FULFILLMENT OF THE ISSUER'S OBLIGATIONS IN RESPECT OF THE SECURITIES OWNERS»

1. Complete Issuer's Company name with description of the organizational and legal form: Irkut Corporation.
2. Issuer's address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 0900040A29032004
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk.
8. Kind, category (type), series and other identification properties of securities: Interest-bearing inscribed non-documentary bonds, series A01
9. State registration number of the securities issue (additional issue), date of the state registration: 4-01-00040-A, 13.03.2002
10. Contents of the Issuer's obligations; for cash obligation or for other obligation, which can be expressed in cash terms – the amount of such obligation in cash terms: Performance of the Issuer's offer published in VEDOMOSTY newspaper on 17.03.2003 for purchase of interest-bearing inscribed non-documentary bonds, series A01, 139,260 shares (one hundred thirty nine thousand two hundred sixty) shares.
11. Date on which the obligation shall be fulfilled, and if the obligation is to be fulfilled by the Issuer during the definite term (period of time) – the date of the said term expiration is: 29.03.2004
12. The fact of obligation fulfillment or non-fulfillment (default) by the Issuer: Obligation has been completely fulfilled.

Senior Vice-President **S.V. TSIVILEV**

29th March 2004

INFORMATION ON SUBSTANTIAL FACTS "DATA AS REGARDS ACCRUED AND/OR PAID INCOME ON THE ISSUER'S SECURITIES" & "DATA AS REGARDS TERMS OF THE ISSUER'S OBLIGATION FULFILLMENT TERMS IN RESPECT OF THE SECURITIES OWNERS"

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 0600040A29032004; 0900040A29032004
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk.
8. Kind, category (type), series and other identification properties of securities: Interest-bearing inscribed non-documentary bonds, series A01
9. The securities issue (additional issue) state registration number, date of the state registration: 4-01-00040-A, 13.03.2002
10. Denomination of the registering body, which has implemented the securities issue state registration: THE FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia.
11. The Issuer's managing body, which brought the decision on the Issuer's bonds coupon interest rate and the date of the Minutes of the said body Meeting, at which the above mentioned decision was taken: The President's Decree No. 307 dated 16.03.2004
12. General amount of interest payable on the Issuer's bond, series A01: 35,904,000 (thirty five million nine-hundred four thousand) Rubles;

    The amount of interest payable per one Issuer's bond, series A01: Rubles 59.84 (fifty nine Rubles 84/100);
13. The Issuer's securities income payment mode (cash assets, other assets): Cash assets
14. Date, on which the obligation as regards payment of income on the Issuer's securities shall be fulfilled, and if the Issuer's securities income payment obligation shall be fulfilled by the Issuer during the certain term (period of time) – the date of this term expiration: 29.03.2004.
15. General amount of interest and/or other income payable per the Issuer's bonds of certain issue (series): Payment of interest (coupon) income was implemented per the Issuer's bonds, series A01 at the amount of Rubles 35,904,000 (thirty five million nine hundred four thousand Rubles).
16. Contents of the Issuer's obligation and the amount of such obligation in cash terms: the bonds coupon income payment, series A01 at the sum of Rubles 35,904,000.
17. The fact of the Issuer's obligation fulfillment or non-fulfillment (default): The obligation was completely fulfilled.

Senior Vice-President **S.V. TSIVILEV**

29th March 2004

INFORMATION
ON COMMENCEMENT OF SECURITIES PLACEMENT

1. Complete and abbreviated Company name of the Issuer with description of organizational and legal from: Irkut Corporation.
2. The Issuer's Address: 129626, Moscow, ул. Novoalexeyevskaya, 13, Bldg. 1
3. Address of the Internet site (sites), which is used by the Issuer in order to publish notifications containing information subject to disclosure at various stages of securities issue: www.irkut.com
4. Name of the periodical used by the I ssuer to publish statements containing information subject to disclosure at securities issue stages: "Izvestiya" and "Delo" newspapers, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.
5. Data as regards securities to be placed: kind, category (type), series and other identification properties of securities: inscribed ordinary non-documentary shares;

the state registration number of the securities issue (additional issue) and the state registration date: 1-03-00040-A-001-D dated 06.02.2004;

denomination of the registering body, which implemented the state registration of the securities issue (additional issue): THE FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia;

number of placed securities and nominal value (if nominal value is foreseen by the legislation of the Russian Federation) of each placed security: 87,894,653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) shares with nominal value of 3 (Three) Rubles each;

volume of securities issue (additional issue) at nominal value: 263,683,959 (two hundred sixty three million six hundred eighty three thousand nine hundred fifty nine) Rubles;

securities placement mode: closed subscription;

price of securities placement or the procedure of it's fixing: price of 1 (one) additionally issued security placement is 16 (sixteen) Rubles 78/100.

7. Date of securities placement commencement: 09th April 2004.

8. It is specified that the date of placement commencement may be changed provided that information pertinent thereto has been published in the news and at the Internet site not later than one day before the date of placement commencement given in this Statement: date of placement commencement may be changed if information thereof is published in the news and at the Internet site not later than on 08th April, 2004.

9. Date of securities placement completion or the procedure of its fixing: date of the last additional issue security placement but not later than one year from the date of the state registration of the securities additional issue.

Senior Vice-President **S.V. TSIVILEV**

31st March 2004

INFORMATION
ON PURCHASE OF OVER 20 PER CENT OF VOTING SHARES BELONGING TO ANOTHER SHAREHOLDING COMPANY

1. Information o n t he C orporation, w hich h as b ought o ver 2 0 p er c ent of v oting s hares o f another Corporation:
Complete Company name: Irkut Corporation
The Issuer's address: 129626, Moscow, st. Novoalexeyevskaya, 13,Bldg. 1
The Issuer's postal address: 121069, Moscow, st. B. Molchanovka, 30/7, Bldg. 2
The Issuer's OGRN: 1023801428111
Date of record: 19/09/2002
Volume of Authorized Capital: 2,373,155,625 Rubles.
Number of voting shares of the Corporation, whose shares were purchased: 1,481,375 inscribed ordinary shares with nominal value of 0.2 Rubles each.
Number of purchased voting shares of the Company whose shares were purchased: 1,271,304 inscribed ordinary shares with nominal value of 0.2 Rubles each.
Date of the last purchase: 20/04/2004
Basis for the purchase: Contracts for sale of securities.

2. Information about the Corporation, whose voting shares were purchsed:
Complete Company name: "Design Bureau in the name of A.C. YAKOVLEV" JSC
The Issuer's address: 125315, Moscow, Leningradsky Prospekt, 68.
The Issuer's postal address: 125315, Moscow, Leningradsky Prospekt, 68
The Issuer's OGRN: 1027739252298
Recording date: 25.09.2002
Authorized Capital volume: 355,530 Rubles.
Number of voting shares: 1,481,375 inscribed ordinary shares with nominal value of 0.2 Rubles each.
Register Keeper:
Complete Company name: "REYESTR" JSC.
Address: 101990, Moscow, st.Myasnitskaya, 13, Bldg. 13
Licence of THE FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia: №10-000-1-00254 dated 13.09.2002

3. The result of preliminary agreement with the antimonopoly body as regards purchase by the Corporation of more than 20 percent of voting shares of another Corporation:
Decision of the Antimonopoly Policy Ministry of RF granting the request of Irkut Corporation as regards purchase of 85.8192% shares of "Design Bureau in the name of A.S. YAKOVLEV" dated 09.03.2004.

Senior Vice-President **S.V. TSIVILEV**

INFORMATION ON THE DATA, WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE "PURCHASE BY THE ISSUER OF AT LEAST 5 PER CENT SHARE OF ANOTHER JOINT-STOCK COMPANY SHARES "

1. Complete Issuer's Company name with description of the organizational and legal form: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
6. Complete Company name of the Joint-Stock Company whose shares were bought by the Issuer: Open Joint-Stock Company "Design Bureau in the name of A.S. YAKOVLEV".
7. Address of the Joint-Stock Company, whose shares were purchased by the Issuer: 125315, Moscow, Leningradsky Prospekt, 68
8. The Corporation Authorized capital Issuer's share before the change was equal to: 0%
9. The Corporation shares share, which belonged to the Issuer before the change: 0%
10. The Issuer's share in the Corporation Authorized Capital after the change: 75.46%
11. The Corporation equities share, which belonged to the Issuer after the change: 85.82%
12. Date, when the Issuer's share in the Corporation Authorized Capital changed: 20.04.2004

Senior Vice-President **S.V. TSIVILEV**

20th April 2004

INFORMATION ON A SUBSTANTIAL FACT "INFORMATION ON THE DATES OF THE ISSUER'S REGISTER CLOSING"

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 0800040A26042004.
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.
8. Kind, category (type), series and other identification properties of registered securities: inscribed ordinary non-documentary shares.
9. The purpose of making the inscribed ordinary securities owners list: participation in the shareholders' annual General Meeting.
10. Date of making the inscribed ordinary securities owners list: 11th May 2004.
11. Date of the Minutes of the authorized Issuer's managing body Meeting, at which the decision was brought as to the date of making the inscribed ordinary Issuer's securities owners list: 26th April, 2004.

Senior Vice-President **S.V. TSIVILEV**

26th April 2004

INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE "DECISIONS TAKEN BY THE BOARD OF DIRECTORS"

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
6. Date of the Issuer's Board of Directors meeting: 26th April 2004.
7. The Issuer's Board of Directors Meeting Minutes date and number: No. 18 dated 26th April 2004.
8. Contents of the decision brought by the Issuer's Board of Directors:

   1. To hold the Irkut Corporation shareholders' annual General Meeting (in the form of the shareholders' joint presence with the purpose to discuss the agenda matters and in order to take decisions on the matters put to the vote) with preliminary distribution of ballot-papers for voting on 26th June, 2004 at "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, st. Makarenko, 6; the beginning of the Meeting – 10.00 (local time).

   2. To fix the date for making the list of persons having the right to participate in the annual General shareholders' Meeting – 11th May, 2004.

Senior Vice-President **S.V. TSIVILEV**

26th April 2004

INFORMATION ON SUBSTANTIAL FACTS "DATA ON ACCRUED AND/OR PAID INCOME PER THE ISSUER'S SECURITIES" & "DATA ON THE ISSUER'S OBLIGATION FULFILLMENT TERM IN FRONT OF THE SECURITIES OWNERS"

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Substantial Fact Code: 0600040A05052004; 0900040A05052004
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.
8. Kind, category (type), series and other identification properties of registered securities: interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody.
9. The securities issue state registration number and date: 4-02-00040-A, 01.10.2002
10. Denomination of the registering body, which implemented the state registration of the securities issue: THE FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia.
11. The Issuer's managing body, which brought the decision on the Issuer's bonds interest (coupon) rate; date of the said body Meeting Minutes, where the above mentioned decision was taken: The Issuer's bond interest (coupon) rate is fixed in the Offering Circular for issue of interest-bearing documentary non-convertible bonds payable to bearer, series A02, with mandatory centralized custody.
12. General Issuer's bond interest rate payable, series A02: Rubles 127,155,000 (one hundred twenty seven million one hundred fifty five thousand Rubles);
Interest amount payable per one Issuer's bond, series A02: Rubles 84.77 (eighty four Rubles 77/100) Rubles
13. The Issuer's securities income payment terms (cash or other assets): Cash assets.
14. Fulfillment date for the Issuer's obligation for income payment per the Issuer's securities, and if the obligation for payment of income per the Issuer's securities is to be fulfilled by the Issuer during the certain term (period of time) – the date of this term expiration: 05.05.2004
15. General interest rate and/or other income paid per the Issuer's bonds of a certain issue (series): Interest (coupon) income per the Issuer's bonds, series A02 is paid at the amount of Rubles 127,155,000 (one hundred twenty seven million one hundred fifty five thousand Rubles).
16. Contents of the Issuer's obligation and the volume of such obligation in cash terms: Coupon income per bonds of series A02 is paid at the amount of Rubles 127,155,000 (one hundred twenty seven million one hundred fifty five thousand Rubles).
17. The fact of the Issuer's obligation fulfillment or non-fulfillment (default): Obligation was completely fulfilled.

Senior Vice-President **S.V. TSIVILEV**

05th May 2004

INFORMATION ON RESULTS OF EXECUTION OF PRE-EMPTY RIGHT FOR PURCHASE OF PLACED SECURITIES BY IRKUT CORPORATION SHAREHOLDERS

Irkut Corporation informs that the total number of shares covered by requests for purchase sent by shareholders executing their pre-empty right to purchase securities as per the procedure and within the term stated by the registered decision on additional issue of securities, makes 728,019 (seven hundred twenty eight thousand nineteen) shares.

Out of them shareholders executing pre-empty right of securities purchase in accordance with the requests sent by them bought 728,019 (seven hundred twenty eight thousand nineteen) shares.

Number of shares subject to placement by closed subscription was sold to the subscription participant, namely, to MDM - Bank (Open Joint-Stock Company) in accordance with the registered decision on additional issue of securities is equal to 87,166,634 (Eighty seven million one hundred sixty six thousand six hundred thirty four) shares.

Senior Vice-President **S.V. TSIVILEV**

24th May, 2004

INFORMATION
ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE
"DECISIONS TAKEN BY THE BOARD OF DIRECTORS"

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
6. Date of the Issuer's Board of Directors Meeting: 20th May 2004.
7. The Issuer's Board of Directors Meeting Minutes date and number: No. 19 dated 25th May 2004.
8. Contents of the decision taken by the Issuer's Board of Directors:

«1. The following agenda of the annual shareholders' General Meeting shall be approved; this Meeting shall take place on the 26th June, 2004 in Irkutsk at 10-00 local time in the "Culture Center in the name of Y.A. GAGARIN" (664020, Irkutsk, st. Makarenko, 6):

1. Approval of Irkut Corporation Charter (new wording of June, 2004);
2. Approval of Irkut Corporation shareholders' Meeting Regulation (wording of 2004);
3. Approval of Irkut Corporation Board of Directors Regulation (wording of 2004);
4. Approval of the Regulation of Irkut Corporation Executive Committee;
5. Approval of the Regulation of Irkut Corporation President (wording of 2004);
6. Approval of Irkut Corporation Code of Corporate Conduct (wording of 2004)»;
7. Approval of Regulation on paying rewards and compensations to members of Board of Directors;
8. Approval of Regulation on paying rewards and compensations to members of Auditing Committee;
9. Approval of the model agreement between a Member of the Board of Directors and Irkut Corporation;
10. Approval of Irkut Corporation Development Fund Regulation (wording of 2004);
11. Approval of Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts) as well as profit distribution, including payment (announcement) of dividends, excluding the profit distributed as dividend for the first quarter, for the first half of the year or for nine months of 2003) and losses of Irkut Corporation incurred during 2003;
12. Election of Irkut Corporation Board of Directors members;
13. Election of Irkut Corporation Auditing Committee members;
14. Approval of the candidate to be assigned Irkut Corporation Auditor;
15. Approval of the major transaction – Deed Agreement between Irkut Corporation on the one part and Credit Suisse First Boston, MDM – Bank and other persons on the other part, in which the provision as regards indemnity Irkut Corporation is liable to pay to banks – underwriters as compensation of their losses.

2. The annual General shareholders' Meeting shall be recommended to pay the amount of Rubles 31,642,075 as dividend (4/100 Rubles per one share).

3. The following procedure of shareholders' notification on holding the annual General Meeting shall be approved:

   Information for shareholders shall be published in "Vostochno-Sibirskaya Pravda" and "Izvestiya" newspapers and placed at the official Irkut Corporation Internet site not later than 30 days before holding the annual General shareholders' Meeting.

4. The following list of information (materials) distributed among shareholders in the course of preparation for holding the annual General shareholders' Meeting as well as the procedure of its distribution shall be approved:

   1. Irkut Corporation Charter (new wording of June, 2004);
   2. Regulation of Irkut Corporation shareholders' General Meeting (wording of 2004);
   3. Regulation of Irkut Corporation Board of Directors (wording of 2004);
   4. Regulation of Irkut Corporation Executive Committee;
   5. Regulation ofr the President of Irkut Corporation (wording of 2004);
   6. Irkut Corporation Code of Corporate Conduct (wording of 2004);
   7. Regulation on paying rewards and compensations to members of Irkut Corporation Board of Directors;
   8. Regulation on paying rewards and compensations to members of Irkut Corporation Auditing Committee;
   9. The annual report, annual accounting report (including profit-and-loss report (profit-and-loss accounts)) of Irkut Corporation;
   10. "AUDITOR" Ltd conclusion on Irkut Corporation 2003 financial (accounting) reports;
   11. Conclusion of Irkut Corporation Auditing Committee for 2003;
   12. Irkut Corporation Board of Directors Report for 2003;
   13. Irkut Corporation Conduct Code fulfillment Report (wording of 2004);
   14. Consulting & Appraiser Center Report defining an Irkut Corporation share market value;
   15. Information about candidates to be elected members of the Board of Directors, of the Auditing Committee and Auditors of Irkut Corporation.

   In accordance with Irkut Corporation Charter, information (materials) mentioned in the list shall be rendered upon request to the persons entitled to participate in the annual General Meeting of shareholders at the addresses: 664020, Irkutsk, st. Novatorov, 9; 125047, Moscow, st. 1-st Tverskaya-Yamskaya, 6, Bldg. 1. This information shall also be placed at the official Internet site of Irkut Corporation www.irkut.com.

5. The form and text of ballot-papers for voting shall be approved.

6. The working plan and preliminary expenses estimate for preparation and holding of the General shareholders' Meeting at the amount of Rubles 824, 109 shall be approved.

7. The executive body shall maintain financing of organizational work and holding the annual General shareholders' Meeting in accordance with the estimate and with the actual expenses. The final estimate of expenses for preparation and holding of the said Meeting shall be presented for approval to the Board of Directors on the 26th June 2004.

8. Irkut Corporation Office shall be established in Taganrog at the address: 347922, Taganrog, st. Shmidta 16.

Senior Vice-President **S.V. TSIVILEV**

25th May 2004

INFORMATION
ON COMPLETION OF SECURITIES PLACEMENT

1. Complete and abbreviated Issuer's Company name with description of the organizational and legal form: Irkut Corporation

2. Issuers address: 129626, Moscow, ул. Novoalexeyevskaya, 13, Bldg. 1

3. Address of the site in Internet used by the Issuer in order to publish statements containing information subject to disclosure at securities issue stages: www.irkut.com

4. Name of the periodical used by the Issuer to publish statements containing information subject to disclosure at securities issue stages: "Izvestiya" and "Delo" newspapers, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.

6. Data as regards the securities to be placed:

Kind, category (type), series and other identification properties of securities: inscribed ordinary non-documentary shares.

The state registration number for additional securities issue and the state registration date: 1-03-00040-A-001-D dated 06/02/2004

Denomination of the registering body, which implemented the additional securities issue state registration: THE FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia.

nominal value of each placed security: 3 (Три) Rubles each

mode of securities placement: closed subscription;

6. Date of actual securities placement commencement (date of the first transaction resulting in the property for securities): 28th May 2004.

7. Date of actual securities placement completion (date of the last debit record made in the personal account (depositary account) of the first owner in the record keeping system meant for bookkeeping of rights for additionally issued securities or the date of issue of the last additionally issued security certificate): 02nd June 2004

8. Number and share (out of total number of additionally issued securities) of actually placed securities, form of payment for placed securities: 87,894,653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) shares of additional issue (100%) are placed.

Payment mode for legal entities – cash assets;

Payment mode for physical persons – cash assets.

Russian Rubles are the currency of payment.

9. Actual price (prices) for placement of securities and number of securities placed at each of placement prices: 16 (sixteen) Rubles 78/100; at this price 87,894,653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) shares of additional issue.

10. Data as regards transactions being subject of concern and as regards major transactions performed by the Issuer in the course of securities placement, and the fact of their approval by the authorized Issuer's managing body, or absence of such a fact: neither transactions being subject of concern, nor major transactions in the course of securities placement were performed.

Senior Vice-President **S.V. TSIVILEV**

03rd June, 2004

INFORMATION
ON THE DATE AFFECTING SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE «ADDRESS CHANGE OF THE ISSUER'S INTERNET SITE USED FOR INFORMATION DISCLOSURE»

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Address of the site in Internet used by the Issuer earlier in order to publish information on substantial facts: www.irkut.ru
6. Address of the site in Internet used by the Issuer earlier in order to publish information on substantial facts: www.irkut.com
7. Date, from which the Issuer shall maintain access to informatiion published by the Issuer at the Internet site with the replaced address: 01st July 2004.

Senior Vice-President **S.V. TSIVILEV**

01st July 2004

INFORMATION
ON PURCHASE BY THE ISSUER OF AT LEAST 5 PERCENT SHARE OF ANOTHER SHAREHOLDING COMPANY SHARES

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.ru
6. Complete Company name of the shareholding Corporation whose shares were bought by the Issuer: JSC "Taganrog Aviation"
7. Address of the shareholding Corporation whose shares were bought by the Issuer: 347923, Rostov Region, Taganrog, Pl. Aviatorov, 1
8. The Issuer's share in the Authorized Capital of the said Company before the change was: 0.0%
9. The Issuer's share of equities before the change was: 0.0%
10. The Issuer's share in the Authorized Capital of the said Company after the change is: 8.068%,
11. The Issuer's share of equities after the change is: 8.068%
12. Date of change of the Issuer's share in the said Company Authorized Capital: 17.06.2004

Senior Vice-President **S.V. TSIVILEV**

06th July 2004

INFORMATION ON A SUBSTANTIAL FACT "DATA PERTINENT TO THE SECURITIES ISSUED BY THE ISSUER"

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Code of the substantial fact: 0500040A02072004
6. Address of the site in Internet used by the Issuer earlier in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.
8. Data pertinent to the state registration of the report on results of the additional securities issue:

kind, category (type), series and other identification properties of securities: inscribed ordinary non-documentary shares;

the additional securities issue state registration number and date: 1-03-00040-A-001-D dated 06.02.2004;

denomination of the registering body, which implemented the state registration of the additional securities issue: THE FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia;

number of placed securities and nominal value of each security: 87,894,653 (Eighty seven million eight hundred ninety four thousand six hundred fifty three) shares with nominal value of 3 (Three) Rubles each;

actually placed securities share: 100% securities were placed;

volume of additional securities issue with the nominal value: Rubles 263,683,959 (two hundred sixty three million six hundred eighty three thousand nine hundred fifty nine);

securities placement mode: closed subscription;

actual dates of securities placement commencement and completion: from 13th April till 02nd June, 2004;

the fact of the Offering Circular registration implemented simultaneously with the state registration of those securities additional issue and the fact of this Offering Circular being signed by the financial adviser at the securities market:

the Offering Circular was registered simultaneously with the state registration of the additional securities issue on 06th February, 2003, and this Offering Circular was signed by the financial adviser at the securities market;

procedure of maintaining access to the information contained in the Report on results of additional securities issue, including the Internet site address, where the text of the Report on results of additional securities issue is published:

The Issuer shall publish the text of the registered Report on results of the additional securities issue at the Internet site (http://www.irkut.com) within the term not exceeding 3 days from the date of the state registration of the said Report on results of additional securities issue.

The text of the registered Report on the results of the additional securities issue shall be accessible at the Internet site (http://www.irkut.com) during six months from the date of its Internet publication (http://www.irkut.com).

All the interested persons may read the Report on results of additional securities issue and get its copy at the following address: Irkut Corporation, 664020, Irkutsk, st. Novatorov, 3.

I

Complete and abbreviated Company name of the financial adviser at the securities market and his address: “ABK Investment Company” CJSC, AVK IK CJSC, 196605, Saint-Petersburg, Pushkin, Uritsky Pavillion, 1.

The Report on the results of the additional securities issue state registration date: 02nd July 2004;

denomination of the registering body, which accomplished the state registration of the Report on the results of additional securities issue: Federal Service for the Financial markets.

Senior Vice-President **S.V. TSIVILEV**

02nd July 2004

INFORMATION ON SUBSTANTIAL FACTS "DATA PERTINENT TO DECISIONS TAKEN AT THE GENERAL MEETINGS " & "DATA PERTINENT TO ACCRUED AND/OR PAID INCOME ON THE ISSUER'S SECURITIES"

1. Complete Issuer's Company name with the organizational and legal form description: Irkut Corporation.
2. Issuers address: 129626, Moscow, st. Novoalexeyevskaya, 13, Bldg. 13
3. Issuer's Taxpayer Identification Code given by fiscal bodies: 3807002509
4. Unique Issuer's Code given by the registering body: 00040-A
5. Code of the substantial fact: 1000040A07072004; 0600040A07072004
6. Address of the site in Internet used by the Issuer earlier in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: "Izvestiya" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.
8. Kind of the General Meeting: the annual General Meeting of shareholders in the form of joint presence with preliminary ballot-paper distribution.
9. Form of the General shareholders' Meeting: absentee voting.
10. Date and place of the General shareholders' Meeting: 26th June, 2004 at the address: 664020, Irkutsk, st. Makarenko, 6, "Culture Center in the name of Y.A. GAGARIN".
11. A quorum at the General Meeting:

General number of votes belonging to shareholders – owners of voting shares is 791,051,875.

Number of votes belonging to the shareholders, who participated in the General shareholders' Meeting, is 650,845,498, that makes 82.28%

A quorum is sufficient for taking decision on all the matters put on the agenda.

10. Matters put to vote and voting results thereof.

1. On approval of Irkut Corporation' Charter.

VOTING RESULTS:

FOR the decision – 650,224,817 votes, that makes 99.91%;
AGAINST the decision – 104,195 votes, that makes 0.02%;
ABSTAINED from voting – 3,100 votes, that makes 0.0004%;
Ballot-papers with 348,605 votes (0.05%) are acknowledged invalid;
Ballot-papers with 143,836 votes (0.02%) did not participate in voting.

2. On approval of the Regulation of Irkut Corporation General Shareholders'Meeting.

VOTING RESULTS:

FOR the decision – 650,224,817 votes, that makes 99.91%;
AGAINST the decision – 104,195 votes, that makes 0.02%;
ABSTAINED from voting – 0 votes, that makes 0.00%;
Ballot-papers with 399,696 votes (0.06% are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

3.On approval of the Board of Directors Regulation.
VOTING RESULTS:

FOR the decision – 650,194,192 votes, that makes 99.90%;
AGAINST the decision – 104,195 votes, that makes 0.02%;
ABSTAINED from voting – 30,625 votes, that makes 0.004%;
Ballot-papers with 399,696 votes (0.06%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

4. On approval of Irkut Corporation Executive Committee Regulation.
VOTING RESULTS:

FOR the decision – 650,122,102 votes, that makes 99.89%;
AGAINST the decision – 104,195 votes, that makes 0.02%;
ABSTAINED from voting – 62,640 votes, that makes 0.01%;
Ballot-papers with 439,771 votes (0.07%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

5. On approval of the Regulation of Irkut Corporation President
VOTING RESULTS:

FOR the decision – 650,153,017 votes, that makes 99.89%;
AGAINST the decision – 104,195 votes, that makes 0.02%;
ABSTAINED from voting – 31,725 votes, that makes 0.004%;
Ballot-papers with 439,771 votes (0.07%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

6. On approval of Irkut Corporation Code of Corporate Conduct.
VOTING RESULTS:

FOR the decision – 650,174,542 votes, that makes 99.90%;
AGAINST the decision – 104,195 votes, that makes 0.02%;
ABSTAINED from voting – 10,200 votes, that makes 0.001%;
Ballot-papers with 439,771 votes (0.07%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

7. On approval of the Regulation on paying rewards and compensations to members of Irkut Corporation' Board of Directors.
VOTING RESULTS:

FOR the decision – 649,811,777 votes, that makes 99.84%;
AGAINST the decision – 161,445 votes, that makes 0.02%;
ABSTAINED from voting – 315,715 votes, that makes 0.05%;
Ballot-papers with 439,771 votes (0.07%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

8. On approval of the Regulation on paying rewards and compensations to members of Irkut Corporation' Auditing Committee.
VOTING RESULTS:
FOR the decision – 649,977,947 votes, that makes 99.87%;
AGAINST the decision – 161,445 votes, that makes 0.02%;
ABSTAINED from voting – 189,620 votes, that makes 0.03%;
Ballot-papers with 399,696 votes (0.06%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

9. On approval of the Model Agreement model agreement between a Member of the Board of Directors and Irkut Corporation.

VOTING RESULTS:

FOR the decision – 650,193,902 votes, that makes 99.90%;
AGAINST the decision – 104,195 votes, that makes 0.02%;
ABSTAINED from voting – 59,540 votes, that makes 0.01%;
Ballot-papers with 371,071 votes (0.06%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

10. On approval of the Regulation of Irkut Corporation Development Fund.

VOTING RESULTS:

FOR the decision – 650,190,717 votes, that makes 99.90%;
AGAINST the decision – 135,195 votes, that makes 0.02%;
ABSTAINED from voting – 31,725 votes, that makes 0.004%;
Ballot-papers with 371,071 votes (0.06%) are acknowledged invalid;
Ballot-papers with 116,790 votes (0.02%) did not participate in voting.

11. On approval of the annual Report and annual accounting Report including loss-and-profit Report (loss-and-profit accounts) as well as profit distribution including payment (announcement) of dividend as per 2003 results and losses of Irkut Corporation.

VOTING RESULTS:

FOR the decision – 650,241,197 votes, that makes 99.91%;
AGAINST the decision – 104,295 votes, that makes 0.02%;
ABSTAINED from voting – 40,770 votes, that makes 0.01%;
Ballot-papers with 315,400 votes (0.05%) are acknowledged invalid;
Ballot-papers with 143,836 votes (0.02%) did not participate in voting.

12. On election of Irkut Corporation Board of Directors.

General number of votes belonging to the shareholders – owners of voting shares, is 8,701,570,625.

Number of votes belonging to the shareholders, who participated in the shareholders' General Meeting, is 7,159,300,478, and that makes 82.28% .

VOTING RESULTS:

FOR the candidates:

1. V.M. AGAPKIN - 634,124,681 votes, that makes 8.86%
2. A.F. BARKOVSKY - 550,716 votes, that makes 0.007%
3. V.B. BEZVERHNY – 649,505,176 votes, that makes 9.07%
4. V.V. BOJKO 15,975 votes, that makes 0.0002%
5. V.I. VLASOV – 371,415 votes, that makes 0.01%
6. V.A. VIKTOROV - 128,901 votes, that makes 0.01%
7. O.F. DEMCHENKO – 634,928,021 votes, that makes 8.87%
8. A. YEFANOV – 451,120 votes, that makes 0.01%
9. A.I. ISAJKIN – 634,370,060 votes, that makes 8.86%
10. A.N. KLEMENTYEV - 641,353,360 votes, that makes 8.96%
11. V.A. KOBZEV – 879,786 votes, that makes 0.01%
12. V.V. KOVALKOV – 14,367,085 votes, that makes 0.20%
13. S.V. KOROTKOV – 213,566 votes, that makes 0.002%
14. N.K. MIKHAJLOVA – 632,341,945 votes, that makes 8.83%
15. A.S. PANKRATYEV – 255,973 votes, that makes 0.003%

16. M.A. POGOSYAN - 642,639,299 votes, that makes 8.98%
17. M.V. POLETAYEV – 652,875,439 votes, that makes 9.12%
18. A.K. PONOMATYOV – 652,875,439 votes, that makes 9.86%
19. A.I. FEDOROV – 705,827,281 votes, that makes 9.86%
20. S.V. TSIVILEV – 699,663 votes, that makes 0.01%
21. S.V. CHEMEZOV – 670,907,105 votes, that makes 9.37%
22.I.P. SHAMANIN - 72,791 votes, that makes 0.001%

AGAINST all the candidates – 0 votes, that makes 0.00%
ABSTAINED from voting – 510,675 votes, that makes 0.01%
Ballot-papers with 315,400 votes (0.05%) are acknowledged invalid;
Ballot-papers with 4,231,166 (0.06%) did not participate in voting.

13. On election of Irkut Corporation Auditing Committee members.

General number of votes belonging to the shareholders – owners of voting shares, is 791,051,875.

Number of votes belonging to the shareholders, who participated in the General shareholders' Meeting, is 650,845,498, that makes 82.28%

1. N.V. IVANOVA - 647,936 votes, that makes 99.55%
2. V.V. IONUSHAS - 647,936 votes, that makes 99.55%
3. A.N. KIREYEV – 647,936 votes, that makes 99.55%
4. V.V. KANASHENOK. - 647 936 votes, that makes 99.55%
5. Ye.Ye. RAKUSHINA - 647 936 votes, that makes 99.55%

AGAINST all the candidates –106 195 votes, that makes (0,02%)
ABSTAINED from voting – 101 050 votes, that makes (0.02%)
Ballot-papers with 2 235 427 votes (0,34%)are acknowledged invalid;
Ballot-papers with 462 540 (0,07%) did not participate in voting.

14. On election of Irkut Corporation Auditor.

VOTING RESULTS:

FOR the decision – 650,322,477 votes, that makes 99.92%;
AGAINST the decision – 106,485 votes, that makes 0.02%;
ABSTAINED from voting – 40,075 votes, that makes 0.01%;
Ballot-papers with 287,585 votes (0.04%) are acknowledged invalid;
Ballot-papers with 88,876 votes (0.02%) did not participate in voting.

15. On approval of a major transaction – Deed Agreement between Irkut Corporation, on the one part, and Credit Suisse First Boston Bank, MDM-Bank and other persons on the other part, containing the Regulation on compensation of losses to underwriter banks maintained by Irkut Corporation.

VOTING RESULTS

FOR the decision – 13,873,338 votes, that makes 2.13%;
AGAINST the decision - 636,231,459 votes, that makes 97.95%;
ABSTAINED from voting - 310,095 votes, that makes 0.05%;
Ballot-papers with 284,485 votes (0.04%)are acknowledged invalid;
Ballot-papers with 146,126 votes (0.02%) did not participate in voting.

11. Wordings of the decisions approved by the General Shareholders' Meeting.

1. To approve Irkut Corporation.
2. To approve Irkut Corporation Regulation of the General Shareholders' Meeting.
3. To approve Regulation of Irkut Corporation Board of Directors.

4. To approve Regulation of the Executive Committee of Irkut Corporation.
5. To approve Regulation of the President of Irkut Corporation.
6. To approve Irkut Corporation Code of Corporate Conduct.
7. To approve Regulation on paying rewards and compensations to members of Irkut Corporation' Board of Directors.
8. To approve Regulation on paying rewards and compensations to members of Irkut Corporation Fuditing Committee.
9. To approve the Model Agreement model agreement between a Member of the Board of Directors and Irkut Corporation
10. To approve Regulation of Irkut Corporation Development Fund.
11. To approve the annual Report, annual accounting Report, including loss-and-profit Report (loss-and-profit accounts) as well as profit distribution, including payment (announcement) of dividend as per 2003 results and losses of Irkut Corporation.
12. To elect the Board of Directors consisting of the following persons: V.M. AGAPKIN, V.B. BEZVERHNY, O.F. DEMCHENKO, A.I. ISAJKIN, A.N. KLEMENTYEV, N.K. MIKHAJLOVA, M.A. POGOSYAN, M.V. POLETAYEV, A.K. PONOMARYOV, A.I. FEDOROV, S.V. CHEMIZOV.
13. To elect the Auditing Committee consisting of the following persons: N.V. IVANOVA, V.V. IONUSHAS, A.N. KIREYEV,V.V. KANASHENOK, Ye.Ye. RAKUSHKINA.
14. To approve Messrs. CJSC "GORISLAVTSEV & K° AUDIT" as the Auditor of Irkut Corporation.
15. To disapprove of the major transaction – Deed Agreement between Irkut Corporation, on the one part, and Credited Suisse First Boston Bank and other persons – on the other side, containing Regulation on compensation of losses to be paid by Irkut Corporation to underwriter banks.

12. Kind, category (type) series and other identification properties of securities: inscribed ordinary non-documentary shares.

13. The securities issue state registration number and date: 1-03-00040-A dated 15.08.2002

14. Denomination of the registering body, which implemented the state registration of the securities issue: THE FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia.

15. The Issuer's managing body, which took the decision as regards announcement of dividend per the Issuer's shares, and the date, when the Minutes of the said body Meeting were drawn up, provided that Meeting had brought the above mentioned decision: Decision as regards payment of dividend was taken at the General annual shareholders' Meeting; date of holding was 26th June, 2004, Minutes No. 20 dated 06.07.2004.

16. General volume of dividend accrued on the certain category Issuer's shares:

Volume of dividend accrued on inscribed ordinary non-documentary shares is Rubles 31,642,075 Rubles.

Volume of dividend aaccrued on one inscribed ordinary non-documentary share is equal to 0.04 Rubles.

17. Income accrued on the Issuer's securities shall be paid in the following form (cash or other assets): Cash assets.

18. Date, on which the obligation to pay income per the Issuer's securities shall be performed and if the obligation to pay income per the Issuer's securities shall be performed by the Issuer during the specified period of time (term) – the date of this term completion: Until 05.08.2004

19. General dividend size of dividend paid for common inscribed ordinary non-documentary shares of dividend: dividend for 2003 was not paid.

I

Senior Vice-President **S.V. TSIVILEV**

7th July 2004

RECEIVED
2004 OCT -4 A 9:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)

as of 30.06.2004

President
JSC "Scientific-production corporation "Irkut"
Fedorov A.I.

LS

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's share capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group , owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***20.05.1998***	-	-
Full name: ***Agapkin Viacheslav Mikhailovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Isaikin Alexei Ivanovich*** Place of residence: ***Ulyanovsk, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Chemezov Sergey Viktorovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Poletaev Maxim Vladimirovich*** Place of residence: ***Irkutsk, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Pogosian Mikhail Aslanovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Mikhailova Nelya Konstantinovna*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	-	-

Full name: ***Fedorov Alexey Innokentievich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person exercises powers of individual executive body of the Joint Stock Company*** Effective date: ***30.05.1997*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***	*3 435*	*0.00043%*
Full name of company: ***Close Joint Stock Company "ATS-32"*** Abbreviated name of company: ***CJSC "ATS-32"*** Place of residence: Russia, ***664020, Irkutsk, ul. Mira , 98*** Postal address: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***3.06.1992***	-	-
Full name of company: ***Close Joint Stock Company "Itela"*** Abbreviated name of company: ***CJSC "Itela"*** Place of residence: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Postal address: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***12.11.2001***	-	-
Full name of company: ***Close Joint Stock Company "Design Bureau "Russian avionics"*** Abbreviated name of company: ***CJSC "OKB"Russian avionics"*** Place of residence: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Postal address: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***15.08.1999***	-	-
Full name of company: ***Close Joint Stock Company "BETA AIR"*** Abbreviated name of company: ***CJSC "BETA AIR"*** Place of residence:***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Postal address: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***14.02.1996***	-	-
Full name of company: ***Close Joint Stock Company "Techservisavia"*** Abbreviated name of company: ***CJSC "Techservisavia"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***27.07.1998***	-	-
Full name of company: ***Non-governmental Pension Fund "IRKUT"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***1.11.1994***	-	-
Full name of company: ***Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"*** Abbreviated name of company:***OJSC "TANTK of Beriev"*** Place of residence: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Postal address: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person***	-	-

Effective date: *16.12.1994*		
Full name of company: ***Limited Liability Company "Hydroaviasalon"*** Abbreviated name of company: ***LLC"Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.11.1995*	-	-
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka,30/7, building.2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka,30/7, building.2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *01.07.2002*	-	-
Full name of company: ***Open Joint Stock Company "Design Bureau in the name of A.S. Yakovlev"*** Abbreviated name of company: ***OJSC "OKB of Yakovlev"*** Place of residence: ***Russia, 125315, Moscow, Leningradsky prospect, 68*** Postal address: ***Russia, 125315, Moscow, Leningradsky prospect, 68*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *20.04.2004*	-	-
Full name of company: ***Open Joint Stock Company "Scientific, Research and Design Institute of Measurement Instrumentation for Mechanical Engineering"*** Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *04.11.2003*	-	-
Full name of company: *Close Joint Stock Company "FTK Company"* Abbreviated name of company: *CJSC "FTK Company"* Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *23.04.2003*	*200 566 215*	*25.35%*

RECEIVED
2004 OCT -4 A 9:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)

as of 31.03.2004

President
JSC "Scientific-production corporation "Irkut"
Fedorov A.I.

LS

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the JSC Board of Directors' member*** Effective date: *23.05.2003* Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: *20.05.1998*	-	-
Full name: ***Boev Valentin Vladimirovich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	-	-
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	-	-
Full name: ***Efanov Alexandr Gennadievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	-	-
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	-	-
Full name: ***Kobzev Viktor Anatolievich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	-	-
Full name: ***Kovalkov Vladimir Vasilievich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	*4 580*	***0.00058%***
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	-	-
Full name: ***Tsyvilev Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	-	-
Full name: ***Chichikov Alexandr Konstantinovich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	*1 145*	***0.00014%***

Full name: *Fedorov Alexey Innokentievich* Place of residence: *Moscow, Russia* Grounds: *The person exercises powers of individual executive body of the Joint Stock Company* Effective date: *30.05.1997* Grounds: *The person is the OJSC Board of Directors' member* Effective date: *23.05.2003*	*3 435*	*0.00043%*
Full name of company: *Close Joint Stock Company "ATS-32"* Abbreviated name of company: *CJSC "ATS-32"* Place of residence: *Russia, 664020, Irkutsk, ul. Mira , 98* Postal address: *Russia, 664020, Irkutsk, ul. Mira , 98* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *3.06.1992*	-	-
Full name of company: *Close Joint Stock Company "Itela"* Abbreviated name of company: *CJSC "Itela"* Place of residence: *Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5* Postal address: *Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *12.11.2001*	-	-
Full name of company: *Close Joint Stock Company "Experimental Design Office "Russian avionics"* Abbreviated name of company: *CJSC "OKB"Russian avionics"* Place of residence: *Russia, 140160, Moscow region, Zhukovsky, LII Gromova* Postal address: *Russia, 140160, Moscow region, Zhukovsky, LII Gromova* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *15.08.1999*	-	-
Full name of company: *Close Joint Stock Company "BETA IR"* Abbreviated name of company: *CJSC "BETA IR"* Place of residence: *Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16* Postal address: *Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *14.02.1996*	-	-
Full name of company: *Close Joint Stock Company "Techservisavia"* Abbreviated name of company: *CJSC "Techservisavia"* Place of residence: *Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1* Postal address: *Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *27.07.1998*	-	-
Full name of company: *Non-governmental Pension Fund "IRKUT"* Place of residence: *Russia, 664020, Irkutsk, ul.Novatorov 3* Postal address: *Russia, 664020, Irkutsk, ul.Novatorov 3* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *1.11.1994*	-	-
Full name of company: *Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"* Abbreviated name of company:*OJSC "TANTK of Beriev"(Beriev Aircraft)* Place of residence: *Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1* Postal address: *Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*	-	-

Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *16.12.1994*		
Full name of company: ***Open Joint Stock Company "Hydroaviasalon"*** Abbreviated name of company: ***OJSC "Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.11.1995*	-	-
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *01.07.2002*	-	-
Full name of company: ***Open Joint Stock Company "Experimental Design and Construction Office of Measuring Devices in Machinery"*** Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *04.11.2003*	-	-
Full name of company: ***Close Joint Stock Company "FTK Company"*** Abbreviated name of company: ***SJSC "FTK Company"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *23.04.2003*	*200 566 215*	*25.35%*

RECEIVED
2004 OCT -4 A 9:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)

as of 31.12.2003

President
JSC "Scientific-production corporation "Irkut"
Fedorov A.I.

LS

JSC "Corporation "Irkut"

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the JSC Board of Directors' member*** Effective date: ***23.05.2003*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***20.05.1998***	-	-
Full name: ***Boev Valentin Vladimirovich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Efanov Alexandr Gennadievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Kobzev Viktor Anatolievich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Kovalkov Vladimir Vasilievich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	***4 580***	***0.00058%***
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Tsyvilev Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Chichikov Alexandr Konstantinovich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	***1 145***	***0.00014%***

Full name: *Fedorov Alexey Innokentievich* Place of residence: ***Moscow, Russia*** Grounds: ***The person exercises powers of individual executive body of the Joint Stock Company*** Effective date: *30.05.1997* Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *23.05.2003*	*3 435*	***0.00043%***
Full name of company: ***Close Joint Stock Company "ATS-32"*** Abbreviated name of company: ***CJSC "ATS-32"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Postal address: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *3.06.1992*	-	-
Full name of company: ***Close Joint Stock Company "Itela"*** Abbreviated name of company: ***CJSC "Itela"*** Place of residence: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Postal address: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *12.11.2001*	-	-
Full name of company: ***Close Joint Stock Company "Experimental Design Office "Russian avionics"*** Abbreviated name of company: ***CJSC "OKB"Russian avionics"*** Place of residence: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Postal address: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.08.1999*	-	-
Full name of company: ***Close Joint Stock Company "BETA IR"*** Abbreviated name of company: ***CJSC "BETA IR"*** Place of residence: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Postal address: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *14.02.1996*	-	-
Full name of company: ***Close Joint Stock Company "Techservisavia"*** Abbreviated name of company: ***CJSC "Techservisavia"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *27.07.1998*	-	-
Full name of company: ***Non-governmental Pension Fund "IRKUT"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *1.11.1994*	-	-
Full name of company: ***Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"*** Abbreviated name of company:***OJSC "TANTK of Beriev"(Beriev Aircraft)*** Place of residence: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Postal address: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1***	-	-

Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *16.12.1994*		
Full name of company: ***Open Joint Stock Company "Hydroaviasalon"*** Abbreviated name of company: ***OJSC "Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.11.1995*	-	-
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *01.07.2002*	-	-
Full name of company: ***Open Joint Stock Company "Experimental Design and Construction Office of Measuring Devices in Machinery"*** Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *04.11.2003*	-	-
Full name of company: ***Close Joint Stock Company "FTK Company"*** Abbreviated name of company: ***SJSC "FTK Company"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *23.04.2003*	*200 566 215*	*25.35%*

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)

as of 30.09.2003

President
JSC "Scientific-production corporation "Irkut"
Fedorov A.I.

LS

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the JSC Board of Directors' member*** Effective date: ***23.05.2003*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***20.05.1998***	-	-
Full name: ***Boev Valentin Vladimirovich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Efanov Alexandr Gennadievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Kobzev Viktor Anatolievich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Kovalkov Vladimir Vasilievich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	***4 580***	***0.00058%***
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Tsyvilev Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Chichikov Alexandr Konstantinovich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	***1 145***	***0.00014%***

Full name: ***Fedorov Alexey Innokentievich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person exercises powers of individual executive body of the Joint Stock Company*** Effective date: ***30.05.1997*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	*3 435*	***0.00043%***
Full name of company: ***Close Joint Stock Company "ATS-32"*** Abbreviated name of company: ***CJSC "ATS-32"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Postal address: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***3.06.1992***	-	-
Full name of company: ***Close Joint Stock Company "Itela"*** Abbreviated name of company: ***CJSC "Itela"*** Place of residence: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Postal address: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***12.11.2001***	-	-
Full name of company: ***Close Joint Stock Company "Experimental Design Bureau "Russian avionics"*** Abbreviated name of company: ***CJSC "OKB"Russian avionics"*** Place of residence: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Postal address: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***15.08.1999***	-	-
Full name of company: ***Close Joint Stock Company "BETA IR"*** Abbreviated name of company: ***CJSC "BETA IR"*** Place of residence: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Postal address: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***14.02.1996***	-	-
Full name of company: ***Close Joint Stock Company "Techservisavia"*** Abbreviated name of company: ***CJSC "Techservisavia"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***27.07.1998***	-	-
Full name of company: ***Non-governmental Pension Fund "IRKUT"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***1.11.1994***	-	-
Full name of company: ***Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"*** Abbreviated name of company:***OJSC "TANTK of Beriev"(Beriev Aircraft)*** Place of residence: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Postal address: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1***	-	-

Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *16.12.1994*		
Full name of company: ***Open Joint Stock Company "Hydroaviasalon"*** Abbreviated name of company: ***OJSC "Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.11.1995*	-	-
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *01.07.2002*	-	-
Full name of company: ***Open Joint Stock Company "Experimental Design and Construction Office of Measuring Devices in Machinery"*** Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *04.11.2003*	-	-
Full name of company: ***Close Joint Stock Company "FTK Company"*** Abbreviated name of company: ***SJSC "FTK Company"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *23.04.2003*	*200 566 215*	*25.35%*

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)

as of 30.06.2003

President
JSC "Scientific-production corporation "Irkut"
Fedorov A.I.

LS

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the JSC Board of Directors' member*** Effective date: ***23.05.2003*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***20.05.1998***	-	-
Full name: ***Boev Valentin Vladimirovich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Efanov Alexandr Gennadievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Kobzev Viktor Anatolievich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Kovalkov Vladimir Vasilievich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	***4 580***	***0.00058%***
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Tsyvilev Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	-	-
Full name: ***Chichikov Alexandr Konstantinovich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***23.05.2003***	***1 145***	***0.00014%***

Full name: *Fedorov Alexey Innokentievich* Place of residence: *Moscow, Russia* Grounds: *The person exercises powers of individual executive body of the Joint Stock Company* Effective date: *30.05.1997* Grounds: *The person is the OJSC Board of Directors' member* Effective date: *23.05.2003*	*3 435*	*0.00043%*
Full name of company: *Close Joint Stock Company "ATS-32"* Abbreviated name of company: *CJSC "ATS-32"* Place of residence: *Russia, 664020, Irkutsk, ul. Mira , 98* Postal address: *Russia, 664020, Irkutsk, ul. Mira , 98* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *3.06.1992*	-	-
Full name of company: *Close Joint Stock Company "Itela"* Abbreviated name of company: *CJSC "Itela"* Place of residence: *Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5* Postal address: *Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *12.11.2001*	-	-
Full name of company: *Close Joint Stock Company "Design Bureau "Russian avionics"* Abbreviated name of company: *CJSC "OKB "Russian avionics"* Place of residence: *Russia, 140160, Moscow region, Zhukovsky, LII Gromova* Postal address: *Russia, 140160, Moscow region, Zhukovsky, LII Gromova* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *15.08.1999*	-	-
Full name of company: *Close Joint Stock Company "BETA AIR"* Abbreviated name of company: *CJSC "BETA AIR"* Place of residence: *Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16* Postal address: *Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *14.02.1996*	-	-
Full name of company: *Close Joint Stock Company "Techservisavia"* Abbreviated name of company: *CJSC "Techservisavia"* Place of residence: *Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1* Postal address: *Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *27.07.1998*	-	-
Full name of company: *Non-governmental Pension Fund "IRKUT"* Place of residence: *Russia, 664020, Irkutsk, ul.Novatorov 3* Postal address: *Russia, 664020, Irkutsk, ul.Novatorov 3* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *1.11.1994*	-	-
Full name of company: *Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"* Abbreviated name of company: *OJSC "TANTK of Beriev"(Beriev Aircraft)* Place of residence: *Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1* Postal address: *Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1* Grounds: *The Joint Stock Company has the right to command more than 20 percent of*	-	-

total voting power, fallen to the voting shares of the legal person Effective date: *16.12.1994*		
Full name of company: ***Open Joint Stock Company "Hydroaviasalon"*** Abbreviated name of company: ***OJSC "Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.11.1995*	-	-
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***01.07.2002***	-	-
Full name of company: ***Open Joint Stock Company "Scientific, Research and Design Institute of Measurement Instrumentation for Mechanical Engineering"*** Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***04.11.2003***	-	-
Full name of company: ***Close Joint Stock Company "FTK Company"*** Abbreviated name of company: ***CJSC "FTK Company"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *23.04.2003*	*200 566 215*	*25.35%*

RECEIVED
2004 OCT -4 A 9 33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code : 00040-A)

as of 31.03.2003

President
JSC "Scientific-production corporation "Irkut"
Fedorov A.I.

LS

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***20.05.1998***	-	-
Full name: ***Bodrunov Sergey Dmitrievich*** Place of residence: ***Russia, Moscow*** Основание: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002***	-	-
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002***	-	-
Full name: ***Kobzev Viktor Anatolievich*** Place of residence: ***Russia, Taganrog*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002***	-	-
Full name: ***Kovalkov Vladimir Vasilievich*** Place of residence: ***Russia, Irkutsk*** Основание: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002***	*4 580*	*0.00058%*
Full name: ***Krugliakov Igor Vladimirovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002***	-	-
Full name: ***Korjuev Mikhail Vadimovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002***	-	-
Full name: ***Tsyvilev Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***24.05.2002***	-	-
Full name: ***Chichikov Alexandr Konstantinovich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors'(Supervisory Board) member*** Effective date: ***24.05.2002***	*1 145*	*0.00014%*
Full name: ***Veprev Alexandr Alexeevich*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors'(Supervisory Board) member***	-	-

Effective date: *24.05.2002*		
Full name: ***Fedorov Alexey Innokentievich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person exercises powers of individual executive body of the Joint Stock Company*** Effective date: *30.05.1997* Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: *24.05.2002*	*3 435*	*0.00043%*
Full name of company: ***Close Joint Stock Company "ATS-32"*** Abbreviated name of company: ***CJSC "ATS-32"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Postal address: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *03.06.1992*	-	-
Full name of company: ***Close Joint Stock Company "Itela"*** Abbreviated name of company: ***CJSC "Itela"*** Place of residence: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Postal address: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi 5*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *12.11.2001*	-	-
Full name of company: ***Close Joint Stock Company "Experimental Design Bureau "Russian avionics"*** Abbreviated name of company: ***CJSC "OKB "Russian avionics"*** Place of residence: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Postal address: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.08.1999*	-	-
Full name of company: ***Close Joint Stock Company "BETA IR"*** Abbreviated name of company: ***CJSC "BETA IR"*** Place of residence: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Postal address: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *14.02.1996*	-	-
Full name of company: ***Close Joint Stock Company "Techservisavia"*** Abbreviated name of company: ***CJSC "Techservisavia"*** Place of residence: ***Russia, 125047, Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047, Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *27.07.1998*	-	-
Full name of company: ***Non-governmental Pension Fund "IRKUT"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *01.11.1994*	-	-
Full name of company: ***Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"*** Abbreviated name of company: ***OJSC "TANTK of Beriev"*** Place of residence: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Postal address: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of***	-	-

total voting power, fallen to the voting shares of the legal person Effective date: *16.12.1994*		
Full name of company: ***Open Joint Stock Company "Hydroaviasalon"*** Abbreviated name of company: ***OJSC "Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *15.11.1995*	-	-
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building 2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building 2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *01.07.2002*	-	-

BINDER II

RECEIVED
2004 OCT -4 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DOCUMENT

1. IRKUT Corporation – Annual Report 2002
2. IAIA ("IRKUT") – Annual Report 2001
3. Report of Joint Stock Company Scientific-Production Corporation "IRKUT" Minutes
4. PricewatehouseCoopers JSC Joint Stock Company Scientific-Production Corporation "IRKUT"
   Consolidated Financial Statements December 31, 2001 and 2000
5. Company Scientific-Production Corporation "IRKUT"
   Consolidated Financial Statements December 31, 2002 and 2001
6. Company Scientific-Production Corporation "IRKUT"
   Consolidated Financial Statements December 31, 2003 and 2002

IATA

annual report 2001



SU-30KN



SU-30KN



CONTENTS OF ANNUAL REPORT

01.

1935-1946	1947-1982	1977-2000
		
I-14 / fighter (1935-1937)	Tu-2 / bomber (1947-1950)	MiG-27 / fighter-bomber (1977-1986)
		
SB / bomber (1936-1940)	Tu-14 / torpedo bomber (1950-1953)	Su-27UB / fighter (1986)
		
Pe-2 / bomber (1941-1943)	IL-28 / bomber (1953-1957)	Yak-112 / carrier (1993)
		
Pe-3 / bomber (1942-1943)	An-12 / transport carrier (1957-1962)	Su-30 / fighter (1992)
		
IL-4 / bomber (1943-1944)	Yak-28 / bomber (1962-1970)	Su-30MK / fighter (2000)
		
IL-6 / bomber (1943)	An-24T / transport carrier (1967-1971)	Su-30KN / fighter (2000)
		
Er-2 / bomber (1944-1946)	MiG-23UB / fighter (1970-1982)	Be-200 / amphibious aircraft (1998)

JSC «IAIA»

ESTABLISHMENT AND ACTIVITIES

For seventy years IAIA has been one of the leaders of the Soviet and Russian aviation industry. In the course of years the enterprise has mastered the manufacture of more than 20 various types of aircraft.

Constant striving for leadership both in the field of development of new equipment and implementation of advanced unique techniques permits IAIA to master new international markets.

The Irkutsk aircraft factory was set up in compliance with the Order No. 181 issued by the Chief Authority of the USSR Heavy Machine Building Ministry on March 28, 1932 so as to supply with aircraft the Red Army units deployed in the Far East. Inauguration of the factory took place on August 24, 1934. Since 1936 the enterprise has been engaged in mass production of the aircraft developed by practically all Soviet design bureaux, namely I-14, SB, Pe-2, Pe-3, IL-4,Er-2, Tu-2, Tu-14, IL-28, An-12, Yak-28, An-24T, MiG-23UB, MiG-27, Su-27UB and Su-30. Some of these aircraft were manufactured at the Irkutsk factory only. The Irkutsk-made aircraft were exported to more than 20 countries.

In the 1980s the factory mastered the production of military equipment of the fourth generation, namely Su-27UB combat trainer. The Su-30 two-seater fighter-interceptor Su-30 and multi-role fighter Su-30MK were developed and made on the basis of Su-27UB.

In the late 1980s the factory started to introduce computer-based design systems which enabled it to essentially boost the technological level of production. Already introduced at the enterprise are the state of the art design systems for fabrication processes at sheet metal, machine and assembly shops.

On October 13, 1992 the state-owned enterprise was converted into the joint-stock company named "Irkutsk aviation industrial association".

In 1997 IAIA happened to be the first mass manufacturer in the Russian aircraft industry to have received the certificate of compliance with international quality standards ISO 9002. In August 2000 the validity of the said certificate was prolonged for another three years.

At present IAIA is developing as a versatile vertically-integrated company engaged in development and manufacture of aerospace systems and their components having its own scientific, design and production facilities able to participate in the global manufacture cooperation.

The main activity of IAIA now is manufacture of military and transport aircraft. In 1991 the company commenced to master production of the Be-200 amphibious aircraft and in 1999 – gyroplane A-002.

02.

ADDRESS OF PRESIDENT OF THE COMPANY



Esteemed Ladies and Gentlemen,

The year 2001 has come to an end. It has become a very important stage in the long history of our company. Against the background of the continuing stagnation of the Russian aircraft industry, IAIA not only steadily fulfills its contractual obligations, but also annually builds up manufacture of its products. For instance, the volume of production in 2001 amounted to 6.1 billion rubles which is 22% more than in the year 2000. The sales income in 2001 amounted to 1.7 billion rubles which means it increased by 52% as compared with the previous year. This is our joint achievement!

In 2001 India and China happened to be the main buyers of our products. Total money receipts from the contracts with these countries exceeded USD 400 million.
A considerable part of these funds were the advance payments which testifies to the profound trust of our foreign partners and the ability of our company to fulfill our contractual obligations. It can be said with confidence that IAIA is known as a reliable and promising partner on the market of the Asian region.

Last year a contract was signed with the Ministry of Emergency Situations of Russia for delivery of seven Be-200 amphibious aircraft. Their design is absolutely new and promising for our company. This event has not only marked a real product differentiation and diversification of the company but also served as a clear-cut signal to the rebirth of domestic demand for the items made by aircraft manufacturers.

Considering that in the world of today competitiveness of any company is determined in full measure by a level of development in the field of applied science and new technologies, IAIA reinforced its positions last year by organizing a separate line of Research and Development which is looked after by a team of leading Russian aircraft designers. Besides, in 2001 we invested USD 15.5 million in order to update our machine tools and develop information technologies.

This year we have opened a new page in our history by heading for a new strategy aimed at conversion of IAIA into an informationally transparent company. According to the new concept, IAIA becomes a market-orientated company which implies first of all commercial effectiveness and enhancement of capitalization of the company in the interests of its shareholders.

Last year the first symptoms of embodiment of the new concept was not only the maximum possible informational openness and transparency for the investors, with due regard to specificity of IAIA, but also the forms of financing the production activities which are new for us.

IAIA has got a long history and far-reaching prospects. These are confirmed by the results yielded last year. I believe that in the years to come we will be able to implement the projected plans by relying upon the shareholders and building up long-term relations with our partners.

Alexey I. Fedorov,
President,
JSC «IAIA»

03.

CORPORATE MANAGEMENT

IAIA strives to build its management system in compliance with the standards and principles of corporate management recognized by the world community.

The management is carried out in strict accordance with the laws in force and the articles of association on the basis of clear-cut distribution of authority between the shareholders, the board of directors and management.

The activities of the IAIA management are aimed at preservation and augmentation of the company's assets. In doing so, the management bodies are guided by the decisions adopted at general meetings with due regard for the interests of all the shareholders.

The corporate code of conduct has been worked out to be approved in the near future. In accordance with the code the horizontal structure of management will be sorted out and cross-functional interaction within the company formalized.

The reform of the management system was a major avenue for development of the company in 2001.

Reform of Management System

The reform of the management system involves both operational management within the company and organization of cooperation with its affiliated companies.

Within the framework of operational management, in year 2001 the system was divided into the corporate and production levels of management. The corporate level of management was entrusted with the task of strategic planning as well as investment and financing activities. The main target of the production level of management is implementation of the production programme.

In the sphere of interaction with the affiliated companies, the reform is aimed at combining IAIA with its affiliated structures to turn it into a corporation. Strategic management within the framework of the corporation will be carried out by a management company.

IAIA Board of Directors

1. Boris A. Govorin, Chairman
   Governor of Irkutsk region
2. Valery B. Bezverkhny
   President, Closed joint-stock company «Company «FTC»
3. Sergey D. Bodrunov
   General Director, Open joint-stock company «Aerospace equipment»
4. Anatoly N. Kvochur
   President, State Unitary Enterprise «Flight Research Centre»
5. Alexander N. Klementyev
   Deputy General Director, State Unitary Enterprise «Military Aircraft Industrial Complex «Sukhoi»
6. Igor A. Komarov
   Deputy Chairman, Savings Bank of Russia
7. Vladimir V. Kovalkov
   General Director, JSC «IAIA»
8. Mikhail P. Simonov
   Chairman of Board of directors, Open joint-stock company «Advanced Aircraft Building Technologies»
9. Alexey I. Fedorov
   President, JSC «IAIA»
10. Sergey V. Tsivilev
    Vice-President, JSC «IAIA»
11. Alexander K.Chichikov
    Administrative Director, JSC «IAIA»

04.

Major shareholders of IAIA



4.7%
4.7%
10.2%
14.7%
25.8%
20.0%
19.9%

JSC Brunswick UBS Warburg Nominees SUE «Military Aviation Industrial Complex «Sukhoi» Other juridical persons
JSC «Company «FTC» JSB «Forpost» JSC «Aerokom» Natural persons

Affiliated and Dependent Companies



20% 27% 30% 51% 66.15% 100%
MP «KURS»
Private pension fund «IRKUT»
JSC «BETA AIR»
JSC «Techserviceavia»
JSC «Russian Avionics Design Bureau»
JSC «ITELA»
Gydroaviasalon Ltd.
JSC «ATS-32»
JSC «Beriev Aircraft Company»

Share in authorized capital

JSC «IAIA»

INFORMATION FOR SHAREHOLDERS

Structure of Authorized Capital Stock

Authorized Capital of IAIA		Rbl. 632 841 500
Total number of shares,		791 051 875 pcs
including:	ordinary shares	791 051 875 pcs
Face value of one share		Rbl. 0,8
Total number of shareholders as of 01.01.2001,		1176
including:	natural persons	1138
	juridical persons, including	38
	nominal shareholders	8

Dividends

In accordance with the results of year 2001 the company has paid Rbl. 7 910 518.75 as dividends.

AFFILIATED AND DEPENDENT COMPANIES

Activities of Major Affiliated and Dependent Companies

1. JSC «Russian Avionics Design Bureau» (Jhukovsky)
   development, integration and update of airborne control and navigation systems, high precision guidance systems for military aircraft;
2. JSC «BETA AIR» (Taganrog)
   marketing, sales and aftersale servicing of Be-200 amphibious aircraft and its modifications;
3. JSC «ITELA» (Yaroslavl)
   development and manufacture of sensor pickups and control systems for integration into aircraft of civil and dual purpose application;
4. JSC «Beriev Aircraft Company» (Taganrog)
   research and development activities connected with manufacture of aircraft, inclusive of amphibious aircraft Be-12, Be-103, Be-200.

05.

Be-200 Amphibious Aircraft


БЕ-200

SU-30MKI



JSC «IAIA»

PRODUCTS AND LINES OF ACTIVITES

Basic Types of Aircraft

Su-27UBK
It is a basic version of the two-seater combat trainer designed to accomplish a number of combat assignments. Since the latter half of the 1980 s it has been a sort of «visiting card» of the Russian military aircraft industry. Serial production of the aircraft was commenced in the middle of 1986. At present the Su-27UBK aircraft are being manufactured for deliveries to China.

Su-30MK Platform
In the year 2001 serial production of Su-30MKI was commenced. This two-seater supersonic multirole fighter was created by the joint efforts of specialists from JSC «Sukhoi Design Bureau» and IAIA. It is the first indigenous aircraft specially designed to suit the requirements of a foreign customer, i.e. India. It is capable of attacking effectively aerial, ground and above-water targets.
As of today, this striking aviation complex is one of the best in the world. Further developments of the Su-30MK platform suggest that its combat performance will be improved in order to approximate the level of the fifth generation aviation complex.

Be-200 Amphibious Aircraft
(jointly with JSC «Beriev Aircraft Company»)
The Be-200 amphibious multirole jet is the latest technical achievement in the world hydroaviation. It is most advanced and effective among the existing amphibious aircraft. Be-200 is designed to carry cargo and passengers, extinguish fires, do patrol, search and rescue jobs and monitor ecological situation. As to its performance, the Be-200 amphibious aircraft is equal to usual aircraft of similar design but it is unique in its ability to take-off from and land on both water and ground. Taking into consideration an enormous export potential of this project, active measures are being taken to continue its certification (limited certificate of type was handed over at MAKS'2001 air show) and to promote the Be-200 to the world market. To this end, activities have commenced to fit Rolls-Royce engines on this aircraft as well as avionics certified to international standards and supplied within the framework of cooperation.

Sale of License for Production of Su-30MKI
In December 2000 a contract was signed in Irkutsk with the Indian side for licensed production of more than 100 fighters Su-30MKI throughout 17 years. To implement this project, the Indian corporation Hindustan Aeronautics Limited (HAL) will undertake to master with the aid of IAIA serial production of Su-30MKI at its facilities following which it will start to manufacture these fighters on its own.

Multifunctional Transport Aircraft
IAIA is currently working with India at the project related to development of multifunctional transport aircraft capable to carry up to 20 tons. The military transport IL-214 aircraft forms the basis for the said project and it is considered by the Air Force of Russia to be a version for replacement of AN-12 and AN-26 aircraft which have already served out their service life. It is planned that in India 110 transport aircraft AN-32 will be replaced by the new aircraft.



To suit requirements of foreign customers, this aircraft will be fitted with certified engines and avionics supplied under international cooperation whereas for Russian customers (Ministry of Defence of the Russian Federation, Ministry of Emergency Situations, etc.) indigenous analogs will be installed. The year 2006 is a tentative deadline to get this aircraft ready for the market. At present the company has already got a preliminary order for 50 machines of the type.

Upgradation of Military Aircraft

At the present time IAIA is engaged in development of updated airborne equipment for the Sukhoi series of aircraft, military transport aircraft, MI type of helicopters etc. To accomplish these jobs, temporary consortia are being established with JSC «Ilyushin», JSC «Sukhoi Design Bureau» and JSC «Mil Helicopter Plant».

General Machine Building Products

IAIA is currently engaged in refurbishment and innovation of its production capacities and development of new fabrication processes. The best load of highly efficient equipment and maintenance of a high level of efficiency for main technological operations are achieved by way of establishment of specialized production and engineering centres which serve as manufacture capacities duly organized and territorially singled out. Additional loading for these capacities is carried out within the framework of independent commercial projects in the field of general machine building, namely in processing of titanium and aluminium, as well as in fabrication of various structures made from these metals.

Instrument Making

A new promising avenue in the activities of IAIA is related to development, production and integration of various types of sensors and computer devices as well as fitment of these on aircraft, ground and sea-based complexes.

At the initial stage, the prospects for development of the said avenue are to be linked with fulfillment of programmes of civil and dual purpose application (Be-200, Multifunctional transport aircraft projects, etc.).



Distribution of Orders

The main bulk of receipts comes from the production of military equipment exported abroad. The contribution of IAIA to the Russian export of armaments amounts to more than 10%. Our major customers are India, China, Vietnam, Russian Air Force, Ministry of Emergency Situations of the Russian Federation etc.

Contract Portfolio:

- serial deliveries and licensed production of Su-30MKI for Indian Air Force
- serial deliveries of Su-27UBK to China
- serial deliveries of Be-200 amphibious aircraft to Ministry of Emergency Situations of the Russian Federation.

The volume of receipts from implementation of the contracts signed will exceed USD 3 billion.

MAIN EVENTS OF 2001

Participation in Air Shows and Exhibitions

– At the International air show held in Bangalore, aviation capital of India, from 7 to 11 February 2001, IAIA demonstrated its multirole aircraft Su-30MKI, SU-30KN, amphibious aircraft Be-200 and autogyro A-002.
– In Le Bourget (France), at the 44th International aerospace show held from June 17 to 24, 2001, IAIA presented Su-30MKI aircraft, upgrade programme and Su-30KN aircraft, amphibious aircraft Be-200, light autogyro A-002 and a project of medium multifunctional transport aircraft.
– At MAKS'2001 air show in Zhukovsky held from August 14 to 19, 2001, a prototype of A-002 autogyro was demonstrated.
– At Lima-2001 air show held in Malaysia from October 9 to 14, 2001, IAIA presented two aircraft, i.e. serial multirole fighter with thrust vector control, Su-30MKI, and civil amphibious aircraft Be-200.

Awards and Prizes

– At a session of the Trade and Commerce Chamber of Eastern Siberia IAIA received the medal and Honorary Diploma from the Trade and Commerce Chamber of the Russian Federation for the achievements in the field of foreign economic activities for the welfare of Russia.
– IAIA became winner of the Russian national prize in business undertakings «Business-Olymp – 2000» in «Russian exporter» nomination.
– President of IAIA Alexei Fedorov and General Director of IAIA Vladimir Kovalkov became winners of National Prize named after Peter the Great. This prestigious prize is the highest public award of the Russian Federation for personal contribution to development of theory and practice in the field of management in economy and social aspects of an enterprise, industry, region and country.

Market Policies

The year 2001 saw adoption of the company's programme aimed at formulation and realization of market policies in the sphere of corporate finance. One of its major components is using market financial instruments for achieving the targets of our production activity. In the first quarter of the year 2001 decision was made to enter the financial markets. The first step in this direction was to launch IAIA bills of exchange programme. Concurrent with this, a concept of finance and settlement centre was developed in order to consolidate information about and carry out operational management of the company's cash flows. At present, a treasury has been established so that it can accomplish the following jobs:



- to provide for planned nature of current financial activities of the company;
- to maintain consolidated cash flow;
- to perform operations on financial markets on placing free cash balances and attracting funds in order to maintain current liquidity.

Informational Policy

Another important component of the market strategy is informational policy. It was determined to head for transparency of the company for the shareholders, investors, partners and other entities showing interest. The policy of informational transparency provides for cooperation with mass media, electronic media inclusive, getting ratings and participating in independent audits.
IAIA is planning to enlist as auditor an internationally recognized company, to publish financial statements in compliance with the international accounting standards, go through the procedure of rating evaluation and get an international credit rating. Our company has officially declared and pursues a policy of informational transparency for the market.

Social Policy

The social policy of IAIA is aimed at enhancement of effective work of the personnel, provision for social security of the personnel and maintaining stability in the team of staff.
The company incurs considerable expenses on maintenance of social facilities, housing, child care centres, sanatoria, disease prevention centre, recreation facility and dormitory. Total expenditure for maintenance of social facilities in 2001 amounted to Rbls 119,465,500.

Maintenance of Social Facilities in 2001

	Expenditure (Rbls thou.)
Preschool child care facilities	32,184.30
Social and cultural facilities	43,731.20
Housing and communal services	43,550.00

07.

Personnel


1. Average number on record
2. Inclusive of industrial production personnel
3. Inclusive of workers, security personnel, trainees
4. Inclusive of production workers
5. Inclusive of piece workers
6. Managers
7. Experts and technicians
8. Other office personnel
5 000
10 000
15 000

■ 2001 2000

Average age of employees


Average age of employees
Office personnel
Experts and technicians
Managers
Workers
35
40
45
50

■ 2001 2000

PERSONNEL AND WAGES

Special importance is attached to the personnel and staff policy. In the year 2001 payment of wages to the personnel was stable. The level of wages has risen by 42% and now amounts on average to Rbls 5 822. We kept the wages rising every three months so as to outrun the rate of inflation. It became possible due to improvement in the financial status of the company.

During the period under review the average number of employees has risen by 10%. The total number of company employees amounted to 14191 persons. The turnover of personnel amounted to 8.5% which is half as much as in the year 2000. The rise in personnel number is caused by increase in the volume of production activities. The output per one production employee has risen during the year by 19% and amounts to Rbls 765 000.
The personnel of IAIA has become considerably younger. The age of employees averages 40 years.
Owing to the decrease in personnel turnover, the length of service and professional level of the employees tend to grow.

Special attention has been paid by the management to training and development of competence of the staff. During the year as many as 1144 persons have undergone retraining and another 5225 people have taken advanced training courses, which amounts to 45% of the total number of the personnel employed by the company. With this end in view Rbls 25.6 Million have been spent, which is 36% more than the expenses incurred last year.

Length of service	Specific ratio, %		
	2000	2001	Change, %
up to 1 year	27,1	19,9	-27
1 to 5 years	10,8	28,1	160
5 to 10 years	10,6	14,3	35
10 to 20 years	8,8	13,9	58
over 20 years	42,7	23,8	-44

08.

Total assets



Millions of Rbls
25 000
20 000
15 000
10 000
5 000
0
21 000
19 662
11 597
10 479
1999
2000
2001
2002 (forecast)

Sales income



Millions of Rbls
19 000
17 000
15 000
13 000
11 000
9 000
7 000
5 000
3 000
1 000
(1 000)
16 900
6 737
5 161
5 411
1999
2000
2001
2002 (forecast)

FINANCIAL STATUS

Key finance indicators

In the year 2001 IAIA has carried out an extensive internal work aimed at financial reorganization and re-structuring of the management system. As a result of these activities, the majority of production and financial indicators have been improved. For example, sales income has increased by more than 30%, commodity output by 22%, and assets of the company by more than 70% amounting to 19,660 mln Rbls. The growth of the assets came as a result of execution of contractual works as well as considerable scope of investments into the working capital.

	2000 in thousands of Rbls	2001 in thousands of Rbls	Rate of growth, %
Commodity output	5 032 735	6 128 997	22
Products sold	5 160 786	6 737 232	31
Gross output	5 029 236	9 404 570	87
Paid for services	35 355	36 205	2
Net profit	-266 563	3 234 765	
Assets	11 597 417	19 661 748	70
Amount of owned circulating assets	- 2 995 291	273 772	
Net working capital	-742 553	7 336 334	

Disposition of profits

The total net profit in the year 2001 amounted to approximately 3 235 mln Rbls. However, a considerable share of profits reflected in annual returns for 2001 virtually turns out to be profits of the previous years that the company has managed to reflect in the balance sheet for 2001 due to the amendments made in the methodology for accounting of differences in rates of exchange approved by the Ministry of Finances of the Russian Federation and Irkutsk regional inspection office for Ministry of Taxes and Revenues of the Russian Federation. Thus the company has managed to improve the defects of its balance sheet which resulted from poor methods of reflecting liabilities in long-term foreign currency contracts accounting.

Based on the amendments made in the methodology for accounting of differences in rates of exchange it became possible to update the structure of the balance sheet which resulted in positive owned capital and net assets.

Profits for the accounting period were distributed in the following way:

- 3 167.3 mln Rbls were spent to cover losses of the previous years;
- 10.1 mln Rbls were allocated to the reserve funds in compliance with the existing legislation;
- dividends paid – 7.9 mln Rbls;
- spent on establishment of the development fund – 49.4 mln Rbls.

08.

Assets structure in 2000	Equity and liabilities structure in 2000



7%
3%
9%
24%
57%



-27%
43%
23%
18%
20%
23%

Receivables

Long-term financial investments

Cash and short-term investments

Inventories and costs

Property, plant and equipment; construction in progress and intangible assets

Advance payments received

Short-term borrowings

Capital and reserves

Trade and other payables

Long-term borrowings

Loss

Assets structure in 2001	Equity and liabilities structure in 2001



6%
6%
33%
27%
28%



5%
3%
36%
15%
17%
24%

Receivables

Inventories and costs

Property, plant and equipment; construction in progress and intangible assets

Cash and short-term investments

Long-term financial investments

Long-term borrowings

Trade and other payables

Capital and reserves

Advance payments received

Short-term borrowings

Bills of exchange

Investment activities

In 2001 the company proceeded to update its production assets. In accordance with IAIA's development strategy the priority in investment policy was given to implementation of new technologies and replacement of outdated equipment, computers and software with more effective and modern type.
Total spending on current investment programmes, including replacement cost of equipment, computers, software and construction work in year 2001 made USD 15,581 thousand.

Structure of assets

Within the accounting period IAIA's total assets increased from 11 597.4 mln Rbls to 19 661.7 mln Rbls. Current assets comply the lion's share of the assets' structure. Within the accounting period the share of current assets has grown from 84 to 89%.
Substantial changes have occurred within the structure of current assets themselves, i.e.:

- the share of cash and cash equivalents has drastically increased from 3 to 32% due to receipt by the company of a considerable payment under one of the contracts;
- the share of inventories and costs has grown from 23 to 31% due to a larger scope of work in progress required for execution of contractual obligations for shipment of commodities in 2002;
- the specific weight of receivables has dropped from 74 to 38% due to both absolute reduction of receivables by 8% and outpacing growth of other current assets.

Receivables structure (in %)

Type of receivables	As of 01.01.2001	As of 01.01.2002
Total	100,0	100,0
including:		
receivables for commodities shipped for export	45,0	0,9
R & D costs	30,0	46,6
Advances paid	15,6	38,4
Others	9,4	14,1

Sources for assets establishment and financial stability

The composition of sources for the company's assets establishment has undergone considerable changes. IAIA's capital within the accounting period has increased by 3 242.7 mln Rbls, ceased to be a negative amount and towards the end of the year amounted to 1 011.6 mln Rbls. The increase of owned capital was mainly due to retained profit of the current year which amounts to 3 234.8 mln Rbls left at the company's disposal.

In the year 2001 the financial ratios of the company have substantially improved.

Liquidity ratios

Ratios	Calculation	Value		Norm
		2000	2001	
Current ratio	Current assets /current liabilities	0,88	1,66	>1
Acid test ratio (Quick ratio)	Cash + short-term financial investments + net receivables) / current liabilities	0,66	1,14	0,7-0,8
Cash ratio	Cash / current liabilities	0,03	0,55	>0,2

The liquidity ratios, calculated for 2001, exceed the standard ones.



Gearing ratios

Ratios	Calculation	Value 2000	Value 2001	Norm
Equity to total assets	Equity / total assets	-0,09	0,12	=>0,5
Total debt to total assets	(Equity + non-current liabilities) / total assets	0,1	0,48	>0,6
Current assets to equity	Owned current assets / equity		0,11	=>0,5
Working capital to current assets	Owned working capital / current assets	-0,31	0,02	=>0,1
Times interest earned	(Net profit + interest paid + profit tax)/interest paid	0,61	4,29	>1
Current assets owned, thou. Rbls	Capital and reserves + deferred income + deferred liabilities reserves – non-current assets	-2 995 291	273 772	>0
Net working capital, Rbls thou.	Current assets – current liabilities	-742 553	7 336 334	>0



Profitability ratios

Ratios	Calculation	Value, %	
		2000	2001
Gross profit margin	Gross profit/net sales proceeds	22.30	25.80
Sales profit margin	Profit (loss) from sales/net sales proceeds	21.50	25.10
Return on sales	Net profit/ net sales proceeds	-5.20	49.90
Return on assets	Net profit/ average annual assets value	-2.30	21.50

The growth of profitability was influenced by the factors related to the improvement of financial status and more effective performance of the company.

Payments to budgets

IAIA was charged Rbls 536.8 mln in the form of tax payments to the federal, regional and local budgets. It is 3.2 times more than tax charges within the similar period in 2000. The growth of tax charges was caused by the increase in the tax base as a result of increase in sales proceeds and the growth of wages funds. The amount of tax payments made into different budgets and other compulsory payments during the period under review has increased 6.6 times. In the year 2000 we made Rbls 132 million payments whereas in 2001 these payments amounted to Rbls 877.7 million.

Budgetary payments in 2001 (Rbls thou.)

	Tax paid
Federal budget	19 469.90
Regional budget	295 020.40
Local budget	92 368.60
Territorial road fund	182 242.00
Federal road fund	9 952.20
Single social tax	278 638.50
Total	877 691.60

As for the results of the year 2002, the company is free from debts to the tax authorities and road fund. In 2001 we met our tax commitments and made all compulsory payments in time and in full amount.
Moreover, being a major exporter, the company has constantly been a creditor to the federal and regional budgets with regard to value added tax. The tax paid previously to the budget was refunded with delay and, as a rule, not in the full amount.

Value added tax payments to budget (Rbls thou.)

	2000	2001
Charged value added tax	464 101,00	1 065 583,20
Refunded value added tax	331 603,00	1 097 425,20

09.

Loans and Credits in 2000



Ruble loans and credits 77%
Foreign currency loans and credits 23%

Loans and Credits in 2001



Ruble loans and credits 49%
Foreign currency loans and credits 51%

JSC «IAIA»

FINANCING SOURCES

A special feature of the aircraft manufacture is the fact that there exist long terms of execution of the contracts which are dictated by duration of technological cycles. And therefore, formation of an adequate term-related equity and liabilities base has always been one of the most important tasks. Under the new conditions the company plans to attract funds from the share market within the framework of the external financing programme we have worked out.

External financing programme

The external financing programme of IAIA is aimed at forming an organized liquidity market of debt instruments of the company and public credit history, getting international credit rating, reduction of financing expenses, increase in borrowing periods and, finally, provision for financial independence of the company, enhancement of capitalization and attractiveness for portfolio investors. Full implementation of the programme will create proper conditions for the issue of deposit receipts for the international share market.

Bank credits

The bank credits remain a basic source of financing for the company, which calls for constant work aimed at improvement of the borrowed funds portfolio.

In the year 2001 an essential redistribution of the rouble-foreign currency credit ratio has taken place. By the end of the year their shares have practically become equal, which made it possible to reduce the price of the borrowed funds and, at the same time, to curtail risks of exchange losses. In doing so, during the last year the terms of credits received, both in roubles and foreign currency, have on the average increased by 2.5 months. And the average credit rates have been decreased by one point of percent.

Priority-related structure of credits

Credits and loans	As of 01.01.2001	As of 01.01.2002
Total	100,0	100,0
including:		
long-term credits and loans	45,5	71,3
short-term credits and loans	54,5	28,7

Bills of exchange programme

In April 2001 IAIA commenced to implement its bills of exchange programme which is the first stage of the comprehensive programme of external financing. During eight months in 2001 the company carried out work on issuing, servicing and repaying the bill loans. Since the start of implementation of the programme and to the end of the year, bills were issued worth of Rbls 1 606 million and bills re-paid to the amount of Rbls 961 million. The average monthly issue of bills amounted to about Rbls 125 million. The average monthly balance of bills in circulation did not exceed Rbls 700 million.

Bonds

On December 24, 2001, the Board of Directors approved the offering circular for non-documentary inscribed interest-bearing bonds, series A01. Total emission to be carried out in 2002 will amount to Rbls 600 million.

DEVELOPMENT STRATEGY

The year 2001 saw the formulation of a new development concept aimed at making IAIA an open market-orientated company meeting all the modern standards and investors' requirements. The strategy of the company's development provides for the following:

- technological and technical refurbishment;
- diversification of production;
- mastering new promising segments of the market and maintaining our competitiveness on the markets, where long-term reputation even today provides for our solid positions;
- setting up joint ventures;
- winning positions on the market of capital;
- defending the rights of minority shareholders;
- heading for increasing the value of the company and the shareholders' income.

The technical and technological refurbishment is one of the priority challenges for the prospects to come. The production facilities of the company are essentially worn out and without investments its production can become non-competitive. In the near future, our own funds and advances received under long-term contracts will predominantly become sources of investments. The cost of technical refurbishment provided for in the budget plan for 2002 amounts to USD 30 million, i.e. it exceeds more than two times the amount allocated for that purpose in the year 2001.

The production diversification plans and bringing the share of non-military products (Be-200, Multifunctional transport aircraft, etc.) to 50% of the total output are dictated by our reluctance to depend on situation prevailing on the market of individual products and the desire to curtail political risks. This approach is a normal practice for the world aerospace manufacturers. Along with it, the company has every intention to retain its positions on the market of armaments. One of the priority avenues, alongside the military equipment updating, is development of promising and competitive products of new generation.

Along with the diversification of the business already available, the company plans to create joint ventures with major world aircraft manufacturers. Under consideration is also a possibility of joint marketing/ sales, designing and co-operation in the production of individual units. Integral with the expansion of the sales system, the implementation of these plans will make it possible to diversify the range of products and enable us to master new advanced production and development technologies.

The aim of the company on the market of capitals is to change the structure of its liabilities, increase the borrowing terms and decrease the cost of debt capital. In 2002 the company enters the Russian market of bonds. It is planned to enter the market of eurobond loans at the end of year 2003.

At the same time IAIA means to support in every way the organized market of its shares.

The Russian share market is considered by the company as the main market for its shares. However, from viewpoint of mean-term prospects it is planned to issue and place deposit receipts on the international share markets.



IAIA's striving for becoming a market-orientated company implies, under the conditions of today, protecting the rights of minority shareholders whose number at present is more than one thousand. Also worked out and subject to approval is a dividend policy to be pursued throughout the period up to 2005, which is also in compliance with the interests of minor investors.

The main object of this strategy of the company is enhancement of the value of business or shareholder value by way of mobilizing internal resources, including:

- implementation of internal expense curtailment and cost saving programme;
- optimization of balance sheet structure and disposal of secondary assets.

As for the cost optimization, the budget for year 2002 provides for an essential curtailment of overhead expenses to the amount of USD 20 million. Besides, the expenses of the programme of technical refurbishment are expected to be recompensed in 3 to 5 years through the employment of present-day resource-saving technologies in the production.

Developing our secondary assets management policy, we view the social sphere looked after by the company as a priority. It is planned to gradually transfer our secondary lines of business, without resort to social tension, into the status of self-financed entities and convert them at a later stage to self-contained enterprises. Within the transition period the company proposes to retain the understandings arranged with local authorities with regard to tax privileges related to profits spent on the social sphere.

In the line of external investment policy the company will acquire only those assets the use of which will lead to an increase in shareholder value by way of curtailment of expenses and getting marginal profit, inclusive of the cost of borrowed and owned capital. The Board of Directors have set the task to prepare and approve during the course of 2002 a strategic plan for the company's development throughout the period to 2017. This plan will envisage proper records and analysis of promising investment projects.

11.

JSC «IAIA»

FINANCIAL STATEMENTS

Balance Sheet as of 31.12.2001 r. (Rbls thou.)

ASSETS	At the beginning of year	At the end of year	Change
1. Non-current assets			
Intangible assets	6 891	5 395	-22 %
Property, plant and equipment	775 701	870 725	12 %
Construction in process	113 167	218 790	93 %
Long-term financial investments	1 004 318	1 086 971	8 %
Total non-current assets	1 900 077	2 181 881	15 %
II. Current assets			
Inventories	2 265 293	5 348 956	136 %
VAT	549 241	600 279	9 %
Receivables			
(due after more than 12 months)	1940	3759	94 %
Receivables			
(due within 12 months)	6 582 198	5 974 327	- 9 %
Short-term financial investments	273 040	1 882 258	589 %
Cash	25 628	3 670 288	14 221 %
Total current assets	9 697 340	17 479 867	80 %
TOTAL ASSETS	11 597 417	19 661 748	70 %

Equity and Liabilities	At the beginning of year	At the end year	Change
III. Capital and Reserves			
Issued capital	632 841	632 841	0 %
Share premium	68 500	107 118	56 %
Social sphere fund	179 652	179 652	0 %
Target financing	15 643	24 520	57 %
Retained earnings of previous years	39 591		-100 %
Uncovered loss of previous years	- 3 167 311	- 3 167 311	
Retained earnings of the year of account		3 234 765	
Total capital and reserves	- 2 231 084	1 011 585	
IV. Non-current liabilities			
Loans and credits	2 252 738	7 062 562	214 %
Total non-current liabilities	2 252 738	7 062 562	214 %
V. Current liabilities			
Loans and credits	2 703 099	2 847 049	5 %
Trade and other payables	7 736 794	7 423 714	- 4 %
Deferred income		4 756	
Deferred liabilities reserves	1 135 870	1 312 082	16 %
Total current liabilities	11 575 763	11 587 601	0 %
TOTAL EQUITY AND LIABILITIES	11 597 417	19 661748	70 %

11.

Income Statement (Rbls thou.)

	Year of account	Previous year	Change
I. Income and expenditure from operations			
Sales of goods and services, net proceeds (less VAT, excises and similar compulsory payments)	6 737 232	5 160 786	31 %
Cost of sales	4 998 755	4 007 634	25 %
Gross profit	1 738 477	1 153 152	51 %
Selling expenses	49 841	41 160	21 %
Administrative and management expenses			
Sales profit (loss)	1 688 636	1 111 992	52 %
II. Operating income and expenses			
Interest receivable	9 808	3 083	218 %
Interest payable	1 104 754	487 621	127 %
Income from associates	1 360	133	923%
Other operating income	9 162 681	7 446 214	23 %
Other operating expenses	9 306 980	7 580 213	23%
III. Non-operating revenues and expenses			
Non-operating revenues	4 312 625	363 010	1088%
Non-operating expenses	1 127 500	1 048 834	8 %
Profit (loss) before tax	3 635 876	- 192 236	
Profit tax and other similar compulsory payments	401 111	74 327	440 %
Profit (loss) from ordinary activities	3 234 765	- 266 563	
IV. Extraordinary income and expenses			
Net profit (Retained profit (loss) of the year of account)	3 234 765	- 266 563	

Cash Flow Statement (Rbls thou.)

	Amount	Including		
		Operating activities	Investing activities	Financing activities
1. Cash at beginning of year	25 628	x	x	x
2. Total cash inflows	38 479 309	34 577 491	1 111	3 900 707
Including				
Sales of goods and services	5 735 861	5 735 861		
Sales of property, plant and equipment	8 863 818	4 962 471	1 111	3 900 236
Advances from customers	6 967 784	6 967 784	x	
Budget allocations and other target financing	606	606		
Grants				
Credits received	11 024 778	11 024 778		
Loans received	28 000	28 000		
Dividends, interest received from financial investments	471	x		
Other cash receipts	5 857 991	5 857 991		
3. Total cash outflows	34 834 649	28 288 876	140 614	5 196 552
Including:				
Purchase of goods and services	12 429 580	12 429 580		
Staff costs	871 542	x	x	x
Assignments to state non-budget funds	337 065	x	x	x
Sums paid on account	40 610	40 610		
Advances paid	272 421	272 421		
Payments for shared participation in construction		x		x
Payments for machinery, equipment and vehicles	139 058	x	139 058	x
Financial investments	5 198 108		1 556	5 196 552
Dividends, interest on securities paid		x		
Budgetary payments	614 116	614 116	x	
Payment of interest and principle sums of credits and loans received	9 172 728	9 172 728		
Other payments, transfers etc.	5 759 421	5 759 421		
4. Cash at the end of year	3 670 288	x	x	x

12.

Be-200 amphibious aircraft



Be-200 amphibious aircraft



JSC «IAIA»

AUDITOR'S REPORT

In the year 2001 Limited liability company «Auditor» acted as auditor for IAIA.

AUDITOR LLC

Report on financial statements of Joint-stock company «Irkutsk aviation industrial association» for year 2001

We have audited the financial statements of JSC «IAIA» for 2001 prepared by the IAIA executive body in compliance with the Business Accounting Regulations 4/99 «Accounts of Organization» approved by the Order No. 43н of the Ministry of Finance of the Russian Federation dated July 6, 1999 and the Order No. 60 н of the Ministry of Finance of the Russian Federation «Recommendations on Procedures for Accounts of Organization» dated June 28, 2000. The responsibility for preparation of the said statements rests with the IAIA executive body. Our responsibility is to express our opinion with regard to authenticity of the said statements, in all essential aspects, on the basis of audit.

The audit was carried out in accordance with the Federal Law «On Audit Activities» No 119-F3 adopted by State Duma on August 7, 2001. The audit was planned and effected in such a way as to make sure that the financial statements contain no essential errors. The audit included examination on the selective basis of the amounts, data and comments contained in the statements presented.

The audit thus carried out, provides enough evidence to give reasonable assurance of authenticity of the said financial statements.

In our opinion, the financial statements are authentic, i.e. they have been so prepared as to fully reflect the assets and liabilities as well as finance results of IAIA as of its activities during the year 2001, on the basis of the Federal Law «On Business Accounting» No. 129-F3 adopted by the State Duma on November 23, 1996, and the «Regulations for Business Accounting» approved by the Order No. 34-н of the Ministry of Finance of the Russian Federation dated July 29, 1998.

Signed by:
L. S. Khoroshun,
Deputy Director,
Auditor LLC
I. I. Ostrauskas,
Manager in charge of audit
February 14, 2002



Full Name:
Joint-stock company
«Irkutsk aviation industrial association»

Abbreviated Name:
JSC «IAIA»

Date of Establishment:
August 24, 1934

Registration Data:
JSC «IAIA» has been registered with the Registration Chamber at Irkutsk city. Registration certificate ИРП-П №1177 dated 13.10.1992, State registration No. 380700250.

Location and Mail Address:
3 Novatorov Street, Irkutsk, 664020, Russia
Tel.: (395-2) 32-29-09, fax: (395-2) 32-29-11

Address of Moscow Representations:
30/7, Bldg. 2, B. Molchanovka Street, Moscow, 121069, Russia
Tel.: 777-2101; fax: 290-3404
6, 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia
Tel.: 777-2101, fax: 251-4868

Auditor of JSC «IAIA»
Limited liability company «Auditor»
38, Gagarin Blvd, Irkutsk, 664000, Russia
License No. 004544 issued on 08.02.2000 by Central Audit Certifying and Licensing Commission of Ministry of Finance of Russian Federation

Registrar:
Closed joint-stock company «Yediny Registrator»
12, Sverdlovskaya embankment, St. Petersburg, 195009, Russia
License No. 01178 issued on 02.12.1996 by Federal Securities Commission of Russian Federation

IRKUT CORPORATION

ANNUAL REPORT 2002



		7.9	71.2
	11 597.4	19 661.7	23 815.9
	2 231.1	1 016.3	2 904.1
	5 160	6 737	17 629
	1 112	1 688	4 819
	21.55	25.06	27.34

IRKUT

is the leading

Russian

manufacturer

specialising

in production

of civil

and military

aircraft

in the modern

market

conditions,

our [illegible]

successfully,

thanks to 10-year

unique experience

of creating

wonderful

aircraft

IRKUT CORPORATION

ANNUAL REPORT 2002





CONTENTS



THE IRKUT STORY



Since the establishment in August 1932 of its plant in Irkutsk, IRKUT has produced more than twenty different types of aircraft using designs provided by all the major Soviet and now Russian design bureaus.

The first aircraft produced was the I-14, which made its maiden flight in 1935. In 1936, mass production of the high-speed SB bomber commenced.

In the autumn of 1937, we delivered our first export order – SB bombers to China. Since then, the aircraft built at our factory have been exported to over 30 different countries.

During World War II, the Irkutsk plant rapidly increased production of the Pe-2 dive-bomber, the Pe-3 long-range fighter, and the Il-4 and Er-2 long-range bombers, and also started production of the prototype long-range Il-6 bomber.

After World War II, we began to produce jet planes, the first being the Tu-14 torpedo carrier. In the mid-1950's our full-scale production concentrated on the Il-28 front line jet bomber, and in 1957 we began production of the An-12 military transport aircraft.

In 1960, we started producing the supersonic Yak-28 aircraft. Between 1970 and 1978, we built the world's first supersonic two-seat swing-wing training fighter, the MiG-23UB. During this period, the plant also produced MiG-27K bombers and MiG-27M fighter-bombers.

In 1986, production of the Su-27UB commenced. This highly acclaimed fourth generation fighter served as the base for the development of the later model Su-30 interceptors and role Su-30MKI fighters.

An exciting new stage in the company's history began on 13 October 1992, when the formerly government owned association was privatised into a joint stock company and registered as JSC «Irkutsk aviation industrial association».

Privatisation of the company stimulated the interest of private investors, whose contributions were important both for the financing and development of our own research and development capacity, and for enabling us to undertake a programme of necessary reconstruction and re-equipment of our main plant in Irkutsk.



One key step forward that recognises the company's new status is the diversification of our product range to include civilian aircraft, for example development of the amphibious aircraft Be-200 which was started in 1992.

One of our major strengths is our highly skilled employees. This, combined with modern research and production methods, has ensured the continuing high level of quality being offered in all our products. In 1997, we became the first Russian aircraft manufacturer to receive ISO 9002 certification, attesting to the highest international standard of our quality processes.

On 19 December 2002, at a general shareholder meeting a new name was adopted to reflect our broader product base, and the company is now officially titled JSC «Scientific Production Corporation «IRKUT» (IRKUT).

Today IRKUT is one of the leading producers of the Su family of fighters and is responsible for over 10 % of Russia's total arms exports.

The company exports the Su-27UBK two-seat combat trainer fighter, the two-seat Su-30MKI multirole fighter, and the Su-30KN multirole combat aircraft.

Pursuing our strategy of diversified growth, we are actively developing civil aviation projects. We are currently involved in three main projects: the Be-200 multipurpose amphibious jet, the light-weight A-002 Gyroplane, and a proposed new multipurpose transport aircraft IRTA.

Today IRKUT is a multi-faceted vertically integrated company, capable of developing, producing, marketing and servicing both military and civil aircraft. The IRKUT Corporation consists of the following related and subsidiary companies: CJSC BETA AIR, JSC Beriev Aircraft, CJSC Russian Avionics, CJSC ITELA, CJSC Irkut AviaSTEP, CJSC Techserviceavia, Gidroaviasalon Ltd.

IRKUT'S GUIDING PRINCIPLES

Our key business objective is to maintain and develop the Russian civilian and military aircraft industry.



Our key business objective is to maintain and develop the Russian civilian and military aircraft industry.

To this end, more than 15,000 dedicated employees of IRKUT are at work each day delivering advanced aerospace solutions for both our civilian and military customers.

Shareholders
The interests of shareholders are the main guiding principle of IRKUT. Our aim is to develop our economic potential as a commercial enterprise to the full, thereby increasing shareholder value.

Customers
Our business is about recognising our clients as long-term partners and going beyond just meeting their immediate needs.

Competition
We live in a world of permanent and dynamic change. New technologies appear and customers' requirements change, as do market conditions. Companies in this sector operate in a tough and competitive marketplace, both for aircraft marketing and material resources. Keeping IRKUT competitive relies on improving the organisation and technology of our production facilities, and developing our scientific and technological potential. Our aim is to create a powerful, multi-faceted company, covering all stages in the life cycle of an aircraft – from the scientific and technical development aspects through to comprehensive servicing facilities for aircraft operators.

Role as a Public Company
We take our role as a public company seriously and have adopted a policy of full disclosure and transparency in line with our ambition to operate fully as a market-oriented public company.

Our experience shows that enterprises operating in the military industry complex can become more flexible and better attuned to modern market conditions if they adopt an investor-friendly stance. A public company operating efficiently within this complex generates profits for its shareholders on one hand, and relieves the state of the financial burden on the other.

State Interests

We are proud to play our part in helping Russia maintain its position as a leading, world-class aircraft producer. Our priority is to continue the best traditions of aircraft building in our country.

We recognise that a country's air force is the elite arm amongst its armed services. As a leading producer of military aircraft, IRKUT sees its predominant role as helping to protect the national interests of Russia and its strong aviation potential, an important pre-requisite for Russia's national security.

As well as boosting Russia's defence capabilities, effective exploitation of the aviation potential brings with it other benefits for our society – faster economic growth, and better employment of our science and engineering skills.

Employees

Our employees are at the heart of our success. IRKUT has a dedicated team of highly skilled professionals. We take pride in our staff and do everything possible to help them improve their quality of life and realise their full potential.

Business Reputation

We recognise that only by abiding by the highest standards of corporate conduct can IRKUT establish a solid reputation for probity in its affairs.



For 70 years, our company
has maintained a leading position
in the world aviation industry.




07

Fighter I-14

High-Speed Bomber SB

Diving Bomber Pe-2

Long-Range Fighter Pe-3

Long-Range Bomber Il-4

Long-Range Bomber Il-6

Long-Range Bomber Er-2

Long-Range Bomber Tu-2

Torpedo Carrier Tu-14

Frontal Bomber Il-28

Transport Aircraft An-12

Bomber Yak-28 and its modifications

Transport Aircraft An-24

Fighter-Trainer MiG-23UB

Fighter-Bomber MiG-27

Fighter-Trainer Su-27UB

Fighter-Interceptor Su-30

Light Aircraft Yak-122

Multirole Fighter Su-30MKI

Multirole Fighter Su-30KN

Multipurpose Amphibian Be-200

Search&Rescue Amphibian Be-200ChS

LETTER FROM THE CHAIRMAN

The decision to rename the JSC «Irkutsk aviation industrial association» to JSC «Scientific Production Corporation «IRKUT» reflects the changes that took place in our company over the past few years.



Dear Shareholders!

In 2002, IRKUT Corporation considerably enhanced its competitive advantages. It united a number of leading Russian companies involved in aviation production and development: Irkutsk aviation plant, Beriev Aircraft, BETA AIR, Russian Avionics and ITELA.

The integration of research and production capacities was a necessary pre-requisite for the establishment of a strong vertically integrated production group, capable of design, production, marketing and post-sale services of aircraft, both designed for civil and military use.

The decision to rename the JSC «Irkutsk aviation industrial association» to JSC «Scientific Production Corporation «IRKUT» reflects the changes that took place in our company over the past few years.

On 30 August 2002, the Board of directors approved the Restructuring Plan, including restructuring of the technological production assets, organisational management structure and social infrastructure.

The main goal of the restructuring is to create a full-scale efficient group, capable of implementing the strategy of diversified growth.

The restructuring programme will be implemented during the next two years and includes four stages:

- restructuring of the departments responsible for the social welfare of our employees into independent standalone units through the reorganisation of the existing functions into new divisions or subsidiaries;
- restructuring of accessory production operations into financially independent units or subsidiaries;
- restructuring of support production operations into financially independent units or subsidiaries;
- restructuring of the main production operations with the formation of specialised financially independent units: general machine-building operations and aircraft assembling production.

Furthermore, to increase the company's financial efficiency and competitiveness, the Board of directors has set the following objectives for management for 2003:

- development of IRKUT's own Research and Development operations;
- implementation of modern management systems;
- increased diversification of production.

Turning to the important subject of corporate governance, the Code of Corporate Conduct was agreed at the annual general meeting of shareholders on 24 May 2002. The main goal of the Code is to protect the interests and rights of IRKUT's shareholders. IRKUT will voluntarily adhere to and observe the provisions contained in the Code. The company's charter, along with other internal regulatory documents, will be changed to reflect the provisions of the Code.

The role of the independent directors, as outlined in the Code, is to look after the interests of shareholders in any decision made by the Board. Two independent directors were elected to the board by shareholders at the annual general meeting: Mr Sergey D. Bodrunov, Director General of Joint Stock Company «Corporation «Aerospace Equipment» and Mr Igor V. Krugljakov, Chairman of Joint Stock Company «Small and Medium Deadweight Shipbuilding Concern» and Chairman of Joint Stock Commercial «Interregional Investment Bank».

In April 2002, the Board of directors approved the company's dividend policy up to 2004. The target level for the dividend payment for 2004 is 25 % of net profit.

Based on the results for 2002, the dividend payable amounted to 0.09 roubles per ordinary share or 20.7 % of our net profit.

Valery Bezverkhny

PRESIDENT'S REPORT

The consolidation into a single entity of both the design and production units has provided the necessary resources, not only for military and civilian aircraft contractual production, but also for IRKUT's own research and development projects.



Dear Shareholders!

Looking back over 2002, I am pleased to report that it was one of the most successful years of the last decade. Sales, at 17.6 billion roubles, were not only an outstanding result but also a record. Operating profit amounted to 4.8 billion roubles. The company fulfilled all its production targets and met all its contractual obligations.

These results were made possible because of the operational efficiencies and effective collaboration we achieved across all the company's subdivisions. I would like at the outset to thank all our staff for the tremendous work they have done during the year.

2002 marked a change in the mix of our orders. We completed the Chinese contract and began work on the Indian order. The first aircraft under this contract were delivered last year.

At present our order book exceeds US$3.5 billion and we expect that the resulting average annual revenue in accordance to these contracts will be US$500 million.

We also reached another landmark in the company's history with the name change from JSC «Irkutsk aviation industrial association» to JSC «Scientific Production Corporation «IRKUT».

During 2002 we worked as a Corporation, developing internal communications, logistics, business processes and interaction of all units.

In order to speed up our business-critical data exchange and analysis, the company is actively introducing progressive management information systems, which allows us to effectively co-ordinate work simultaneously in Irkutsk, Taganrog & Moscow.

A new secure Moscow-Irkutsk communications channel started up, which improved operational communications between the Corporate Centre and the production subdivisions.

A central computerised management information system, which covers all the company's projects, was installed incorporating data protection and high level reliability for the whole IT network.

In line with the company's development plan, the management structure was changed. The first steps in the restructuring process were clear delineation of management responsibilities at corporate and operational levels. The Corporate Centre is responsible for the oversight of the business units whilst the operational management is responsible for meeting their objectives, agreed within the corporate strategy framework.

The consolidation into a single entity of both the design and production units has provided the necessary resources, not only for military and civilian aircraft contractual production, but also for IRKUT's own research and development projects. Acquisition of AviaSTEP JSC has strengthened our research and design capability.

Today 95 % of our income consists of military aircraft sales. In order to reduce the impact of market and political risks, we are diversifying and expanding the range of our products. Over the next few years, we will be focusing on achieving a 50/50 balance between military and civil production. Key to this are the civilian aviation projects, which are based on our own internal technical and design research and development capability.

The 2002 results enable us to be optimistic about the future. We've established a solid base from which to implement new and more ambitious aims and objectives. Our belief in success is founded on the trust of our shareholders, the aptitude of our employees and the long-term partnership with our customers.

Alexei Fedorov

VICE PRESIDENT'S REPORT

IRKUT's financing strategy is aimed at meeting all ongoing working capital needs, as well as capital expenditure and investment requirements.



Financial Highlights for 2002:

- Sales of 17.6 billion roubles, showed an increase of 2.6 times on 2001.
- Operating profit at 4.8 billion roubles, also nearly trebled over the same period.
- Operating margin up to 27 %.
- Net profit, calculated in accordance with Russian accounting standards, amounted to 344.4 million roubles, or 44 kopecks per share as compared to 3.2 billion roubles in 2001. Our 2001 net profit was unusually high due to accounting changes that caused several past years of earned profits to all be recognised in 2001. 2001 figures for net profit are explained by accounting for currency movements and the restatement of certain figures in the 2001 accounts in accordance with Tax Ministry of the Russian Federation regulations. Thus, the imperfections arising from gaps in regulations concerning long-term currency contracts were eliminated.
- Dividends amounted to 71.2 million roubles or 21 % of the net profit.
- Total assets grew to 23.8 billion roubles.
- Shareholders' equity almost trebled, amounting to 2.9 billion roubles.

IRKUT's financing strategy is aimed at meeting all ongoing working capital needs, as well as capital expenditure and investment requirements.

Our 4-year external financing programme, approved in 2001, seeks to develop and exploit external sources of finance. The main objectives of this programme are twofold: to achieve an increase in shareholders' equity and long-term borrowings, whilst decreasing the short-term borrowings, and consequently lowering the cost of borrowed capital.



The programme started in April 2001 with a range of promissory notes issues. Altogether there were 18 issues, totalling 3.4 billion roubles, including 10 issues during 2002, totalling 1.95 billion roubles. All obligations after the issues were met in full and on the due dates.

In 2002 the second stage of the external financing programme was successfully completed. IRKUT made two three-year bond issues, the first, in April, totalled 600 million roubles, and the second, in November, totalled 1.5 billon roubles. Our financing plans were helped by the favourable market conditions and the attractive terms of our issues.

In 2002 the BOSS-Personnel system was introduced. This records all staff data, including individual records and staff rosters as well as managing salary payments and tax deductions.

The plan is for the BAAN information system to be completely integrated with the operations of the accounting subdivisions.

Company specialists have been implementing the system since 2001. The finance module was commissioned in 2002, which has allowed us to start calculation of corporate balances. Complete integration will allow more automation of the accounting process, create an environment for better analysis of financial data and completely overhaul management information reports.

In the light of our corporate restructuring and our plans for strategic partnerships with other leading aircraft producers around the world, producing financial information in accordance with US GAAP, and submitting to audit by a leading international auditing firm, has become an important issue for us. IRKUT is the first amongst our peers within the national military industry complex to hire an international auditor, PricewaterhouseCoopers. They have given an unqualified opinion on the 2000 and 2001 Accounts.

S.V. Tsivilev

MAIN EVENTS OF 2002

January

- A new corporate budgeting system, based on the Hyperion Pillar software, was introduced. This system allows for enhanced monthly financial forecasting as well as planning and control of the monthly cash budget.
- The BAAN management accounting system was launched, with a view to it becoming a fully integrated and unified accounting system to be used across the entire company. Testing of this system was conducted in parallel with existing systems during 2002.
- Our credit line with Vneshtorgbank was set at US$95 million.

February

- Models of the Su-30MKI, Su-30KN and Be-200 aircraft were demonstrated at the Asian Aerospace 2002 Air Show (Singapore).
- Our credit line with Alfa-Bank was set at US$40 million.

March

- The Federal Commission for the Securities Market registered the issue of our First Series of bonds totalling 600 million roubles.
- Our credit line with Alfa-Bank was set at US$40 million.

April

- An order of Su-27UBK fighters was shipped to China.
- A project to upgrade helicopters (jointly with Mil Moscow Helicopter Plant, JSC) was announced at the FIDAE 2002 Air Show (Santiago, Chile).
- The issue of our First Series of bonds (600 million roubles) was successfully placed.
- Savings Bank of the Russian Federation offered a credit line totalled US$100 million

May

- IRKUT and European Aeronautic Defence and Space Company (EADS) signed an agreement to jointly promote the Be-200 amphibious airplane internationally.
- Our shareholding in the Beriev Aircraft, JSC (Taganrog) was increased from 20 % to 38.6 %.
- The Be-200 amphibious aircraft was demonstrated and opportunities for our participation in joint projects with foreign companies were discussed at the ILA 2002 Air Show (Berlin, Germany).
- Our shareholders AGM approved the new Code of Corporate Conduct and elected two independent directors to the Board of directors.
- For the first time ever, in 2002 the AGM also passed a resolution to distribute dividends to shareholders for 2001, in the amount of 0.01 rouble per ordinary share.

June

- First delivery of Su-30MKI multirole fighters to the Indian Air Force was made.

July

- IRKUT acquired 100 % of the shares in AviaSTEP, CJSC (Moscow), whose main activity is the design of aerotechnics and structural assemblies.
- The project to develop an unmanned remotely piloted aircraft was started.

August

- Second delivery of Su-30MKI multirole fighters to the Indian Air Force was made.

- The second Be-200 amphibious aircraft prototype was manufactured.
- The A-002 Gyroplane entered into mass production.
- PricewaterhouseCoopers was hired for the audit of the company's results for the 2000 and 2001 fiscal years, to be prepared in accordance with US GAAP.
- The Board of directors approved the Corporate Restructuring Plan, which included the restructuring of the production and technological facilities, changes in the organisational and managerial structure, as well as employee welfare system.
- A meeting of shareholders agreed to increase the authorised capital of the IRKUT through increase of the par value of shares.
- «Ilyushin Aviation Complex» and IRKUT signed an Agreement of Intentions about pooling resources in the development of the IRTA Project.

September

- Certification of the upgraded Su-30KN plane with the standardised avionics package SUV-30K was obtained.
- The authorised capital of IRKUT was increased from 632.84 million roubles to 2.373 billion roubles.
- At the 4th International «Gidroaviation Show-2002» (Gelendzhik, Russia) we provided a flight show programme to demonstrate our Be-200 amphibious airplane, including flights over and on the local bay, operating the water scoop intake and discharging the payloads on simulated fire areas.
- IRKUT and Rolls-Royce signed a Memorandum of Understanding for the installation of Rolls-Royce engines on Be-200 amphibious aircraft.
- The first coupon of our First Series of bonds was paid.

October

- The final consignment of Su-27UBK fighter jets was shipped to China.
- Be-200 multipurpose amphibious aircraft was awarded a Silver Medal at the International Innovations Salon «Seoul-2002».
- We won an international tender for the supply of fighter aircraft to the Malaysian Air Force.
- The Federal Commission for the Securities Market registered the issue of our Second Series of bonds for 1.5 billion roubles.
- An offer for the redemption of our First Series of bonds from the holders was completely fulfilled.

November

- The issue of our Second Series of bonds, totalling 1.5 billion roubles, was placed jointly on the Moscow Interbank Currency Exchange (MICEX) and the Russian Trading System (RTS).

December

- A meeting of shareholders agreed to the resolution to change the name Joint Stock Company «Irkutsk aviation industrial association» to Joint Stock Company «Scientific Production Corporation «IRKUT».

CORPORATE STRUCTURE

Subsidiaries and associated companies

	(% in Share capital)
Irkut AviaSTEP, CJSC	100 %
Non-Government Pension Fund «Irkut»	100 %
BETA AIR, CJSC	66,15 %
Russian Avionics Design Bureau, CJSC	51 %
ITELA, CJSC	51 %
Techserviceavia, CJSC	51 %
Beriev Aircraft, JSC	38,6 %
Gidroaviasalon Ltd	30 %

«Beriev Aircraft» (Taganrog) – experimental and design work for new aircraft, including the amphibious aircraft: Be-12, Be-32, Be-103, Be-200.

«Russian Avionics Design Bureau» (Zhukovsky) – development, integration and modernisation of air control and navigation systems and night weapons targeting systems for combat aircraft.

«BETA AIR» (Taganrog) – marketing, sales and after-sales service for the Be-200 amphibious aircraft and its variants.

«ITELA» (Rybinsk) – development and production of sensors, control and integration systems in civil and dual-purpose aviation devices.

«Irkut AviaSTEP» (Moscow) – aircraft design.

«Gidroaviasalon» (Gelendzhik) – advertising activity, organisation of exhibitions.

«Techserviseavia» (Moscow) – civil aircraft interior design, automotive design.

Non-Government Pension Fund «Irkut» (Irkutsk) – non-government pension fund which serves IRKUT's employees.



PRODUCTION STRATEGY

The primary objective of our production strategy is to meet the needs of the Russian and international aviation markets.



Our main tasks are diversification of our present product range and development of our international collaboration.

Diversification of the product range

In order to reduce the impact of any potential market and political risks, we are following a strategy of diversifying and expanding our range of products. Our objective is to achieve a 50/50 balance between military and civil production by 2006-2008.

Our main civil aviation project centres on the Be-200 multipurpose amphibious aircraft. The plane's multiple capabilities, as well as its advanced technical specification and rugged performance, provide promising sale prospects for the aircraft in countries with long coastlines and remote regions. Israel, France and Greece are displaying interest in the aircraft. We consider our prospects to be especially good in the Asia Pacific region, where we can leverage our strong position as a supplier of military aircraft. India, China and other countries in the South-Eastern Asia region remain a priority market for us.

We also seek to build on our strong position in the military aircraft market through new deliveries, modernisation of existing aircraft and the development of new models compatible with new generation weapons systems.

According to research by the International Institute for Strategic Studies, the world military market presents very good sales prospects, with a doubling of the market anticipated over the next few years. Most of the orders will be for either production or modernisation of existing military aircraft.

International collaboration

International collaboration is an essential area of focus, and in 2002 we expanded our collaboration with some of the largest international aircraft producers around the world. Key areas of collaboration include the production of individual components at our facilities, design, joint marketing and sale of products. Together with expanding our sales network, these plans will allow us to diversify the range of products we manufacture and sell, as well as to exchange the latest production and design technologies with international partners.



Military related programmes

Su-27UB

IRKUT is continuing the production of its very successful and popular Su-27UB series of two-seat training and combat fighters.

Since the first concept designs and first flights in the mid-1980's, the Su-27 has become internationally respected as the pre-eminent Russian made fighter and, with its remarkable aerodynamic efficiency and excellent flight characteristics, the hallmark of Russian aircraft building.

The Su-27UB model represents the first full-scale modification of the Su-27. Notwithstanding an increase in both drag and total weight of the Su-27UB, its performance characteristics are essentially unchanged from those of the earlier model Su-27. As evidence of this, the famous «Pugachev's cobra» manoeuvre, with an attack angle of 120 degrees, has been performed by the Su-27UB for the first time.

The export version of the Su-27UB has a different avionics suite and has been designated Su-27UBK (K standing for «commercial»). This aircraft is in service with the Air Forces of China, Vietnam, Ethiopia, Belarus, Ukraine, Uzbekistan and Kazakhstan.

Su-30MKI

The Su-30MKI is a two-seat multirole supersonic fighter and the world's first mass-produced aircraft which uses the thrust vectoring control system which gives the plane the highest level of manoeuvring ability. The aircraft is able to perform a wide range of missions at a considerable distance from its base, and can operate in any weather, severe jamming environment both by day and night. The plane's operational capabilities are further boosted by the use of latest generation phased array radar (PAR).

This multirole aircraft is designed for wide range of heights and speeds, varying from counter-air tasks (i.e. gaining air superiority, air defence, air patrol and escort) to those for counter-land and counter-sea tasks (suppression of hostile air defence, air interdiction and close air support). In 2004, the Su-30MKI will be able to destroy both on the ground and air targets simultaneously.

Our modernisation programme was approved by the Russia's State Flight Test Centre as the major development strategy for the Russian Air Force's fleet of Sukhoi two-seaters.



Modernised Su-27UBM/Su-30KN aircraft
We developed a modernisation programme of the two-seat Su-27UB and Su-30K fighters. This programme was approved by the Russia's State Flight Test Centre as the major development strategy for the Russian Air Force's fleet of Sukhoi two-seaters. The modernised aircraft was named the Su-27UBM, and its export version the Su-30KN.

The Su-27UBM/Su-30KN upgraded aircraft features enhanced air-to-surface strike capabilities, while employing high-precision missiles, as well as guided aerial bombs against ground and sea targets (hostile radars and targets with pre-loaded coordinates inclusive) round-the-clock, in any weather. It also features enhanced air-to-air combat capabilities.

The enhanced capabilities of the on-board radio-electronic equipment (BREE) enable identification of ground and sea targets at a 400 kilometres distance, terrain mapping mode with low, medium and high resolution, as well as the transmission of aircraft movement data and detected target coordinates in real time to any ground, sea or air command centre.

Precise navigation is assured by the global positioning system (GPS) and multifunctional integrated data processing procedures.

Flight tests of the second-stage upgraded Su-27UBM / Su-30KN are expected to be completed in 2003. The new aircraft will have a new cockpit arrangement, which consists of five multifunctional displays to provide visual information to the pilot in all combat modes, and an enhanced radar with phased-array antenna.

Development of Unmanned Aerial System
In 2002, we initiated a programme to develop a remotely piloted aircraft after studying the experience of leading foreign companies in this field. IRKUT anticipates this system will be of interest to both Russian state entities and foreign customers.



Instrumentation Design and Production

A new and promising trend within IRKUT's activities is the development, production and integration of control systems utilising a variety of sensors and computing devices, and their further integration with land based, airborne and marine platforms.

As a result of joint research and design work by IRKUT and the Russian Avionics Design Bureau, a standardised equipment set called SUV-30K has been developed.

The SUV-30K set is certified for use with the Su-30KN and can be used on all members of the Su-27UB and Su-30 aircraft families, and in a similar configuration on the MiG-29, L-39, and Yak-130 aircraft. The KNEI-8 equipment set was developed and certified on the basis of the SUV-30K for use in modernisation of the MI-8/17 helicopter. The set for modernisation of the Mi-24/35 is currently undergoing certification tests.

Multifunctional displays on LCD panels have been developed and launched into production.

A training complex for the Su-27, Su-30 and MiG-29 aircraft was built during the past year and is now being used for pilot training.

The programme for development of a standardised equipment package will continue with a new programme for developing the product to a higher SUV-30FK level (offering an extended set of functions, glass cockpit, and phased antenna array).

The development of the SUV-30K allowed the company to pursue its own marketing strategies.

Civilian programmes

Be-200

The multipurpose new generation Be-200 aircraft is the latest achievement in the world hydroaviation, and is the most capable aircraft of its type. The multipurpose nature of the Be-200 is reflected in the wide range of end uses in which it can be deployed, enabling it to solve many different end user needs.

The basic configuration of the aircraft is designed to be multipurpose: fight forest fires, transport cargo and passengers, patrol coastal areas, and perform search-and-rescue missions. Other tasks can also be implemented by installing various customised equipment, without changing the fundamental structure of the aircraft.

While the Be-200's flight performance is not inferior to that of similar land-based aircraft, this amphibian operates equally well from land and water. The Be-200 can be operated from Class B airfields, as well as from any 2.5-m (8.8 feet) deep water basins with 1.3-m (4.6 feet) waves.

The Be-200 can carry a payload of up to 12 tons of water. Water can be loaded at an airfield or can be scooped up from an open water course in a gliding mode, taking only 12-14 seconds to complete.

During 2002, the flight testing programme was held for the first flying Be-200 prototype. This aircraft was flown at the ILA aircraft exhibition in Berlin. After the exhibition both the fire fighting and freight abilities of the aircraft were demonstrated to our potential customers in France and Greece.

The multipurpose new generation Be-200 aircraft is the latest achievement in the world hydroaviation, and is the most capable aircraft of its type.



Be-200 planes are being assembled at our factory in Irkutsk under the terms of a contract signed with the Russian Federation Ministry for Civil Defence, Extraordinary Situations and Liquidation of Natural Disasters Consequences. The second prototype aircraft under this contract was completed in July 2002.

After its first flight on 27 August 2002 in Irkutsk the Be-200 flew to the Black Sea to participate in the «Gidroaviation Show-2002» in Gelendzhik, where it was demonstrated on 4 September 2002. This aircraft, suitable for fire fighting and participation in search-party and emergency transportation, is perfectly designed to meet the needs of the Russian Ministry for Extraordinary Situations.

Since September 2002, both prototype Be-200 planes were used for flying as part of the airworthiness certification programme. A Memorandum of Understanding was signed with the European Aviation and Space Consortium (EADS) in May, with the German engine department of Rolls-Royce (RR) joining in September. This agreement covers the joint development of the business plan and the scope of continuing work under this project. Based on the initial feedback received from the Marketing subgroup, as well as from the Certification and Post-Sale Support subgroups, it was concluded that the Be-200 is a viable product suitable for sale internationally. It is believed that the Be-200 has its own niche in the market, in particular filling a need for airborne fire fighting capability. This conclusion was confirmed by the final report of the joint working group of IRKUT/EADS/RR.

At present a certification schedule is being developed for the Be-200RR type amphibious aircraft (transport version) and the Be-210 (regional aircraft).

Data about the existing maintenance and operational support systems for the Be-200 aircraft, developed to comply with Russian standards, has been provided to EADS specialists in Post-Sale Maintenance and Support subgroup. In turn, these EADS specialists have provided information to us about the post-sale support systems developed by Airbus Industrie and EADS CASA.

In 2002, we carefully conducted a cost/income analysis for of the Be-200 project with various modifications. The results confirm the high profitability of this project.



IRTA

IRKUT, in conjunction with Russia's leading civilian aircraft producer Ilyushin Aviation Complex, and India's Hindustan Aeronautic Limited, continues work on the development programme for Indo-Russian transport aircraft (IRTA).

The IRTA could quickly become one of the most promising transport aircraft available in the market. The IRTA project promises a wide variety of application options including the transportation of up to 20 tons of cargo, sea patrol, rescue, medical and evacuation operations, with an operational range of 2,500 kilometres at a cruise speed of 870 km/h. A distinguishing feature of the IRTA will be its ability to operate from unpaved runways. The rear ramp provides additional parachute capability and reduces the time of cargos loading/unloading.

The first stage of this project was completed in 2002. The Russian and Indian specialists have determined the technical requirements for the IRTA to meet the expectations of the main IRTA customers – the Indian and Russian air forces. Sketch designs will start in 2003, followed by test prototype production for static and resource research in 2006. We anticipate the first flight of the IRTA will take place in 2008, followed by deployment for commercial use in 2010.

A-002 Gyroplane

The A-002 Gyroplane is the first independent development project by our own light aviation design bureau, *after receiving a* test certification for light aircraft in 1996. There are no comparable aircraft to compete against this gyroplane in the Russian aircraft industry. In 2002 we started the mass-production of the A-002 Gyroplane. The first delivery of this aircraft will include a batch of the planes to be supplied in the fourth quarter of 2003.

Regional passenger aircraft 111

A regional jet passenger aircraft is being developed by IRKUT. It will have modern aerodynamic components, with a super-wide fuselage and competitive flight characteristics.The aircraft development is presently at the sketch design stage.

ORDER BOOK

IRKUT's export share is over 10 % of the total Russian military exports.



Most of the company's income derives from export contracts. IRKUT's export share is over 10 % of the total Russian military exports.

In 2002, we successfully completed the last portion of Su-27UBK delivery to China. This contract, to produce training-combat fighters, was signed on 16 August 2000. The contract amount was US$585 million.

At present our order book exceeds US$3.5 billion and consists of three orders. FSUE «Rosoboronexport»/Indian Ministry of Defence (contract for production), FSUE «Rosoboronexport»/HAL (licence contract) and Ministry for Extraordinary Situations of the Russian Federation.

The contract with Indian Ministry, dated 30 November 1996, includes shipment of Su-30MKI multirole fighters. The contract amount is in excess of US$900 million, with the first shipments of fighters taking place in 2002. In accordance with an additional agreement, IRKUT also supplied ground-base control and tending facilities and spare parts sets.

The contract with Hindustan Aeronautics Limited (HAL) for licensed production of the Su-30MKI was signed on 29 December 2000.

This contract is the largest in the history of Russian – Indian military and technical cooperation. Its total worth is US$3 billion and its validity period is 17 years. During this, more than 100 Su-30MKI fighters will be produced and shipped.

We sent the first set of licensing documents in accordance with this contract in 2002.

IRKUT is producing seven Be-200 aircraft for the Ministry for Extraordinary Situations. All the preparatory work has been completed and the contract work started during 2002. The shipment deadline is by year-end of 2005. The contract value is US$150 million.



QUALITY AND TECHNOLOGIES

IRKUT was the first Russian aircraft manufacturer to receive an international ISO 9002 quality compliance certificate.



Our aircraft plant in Irkutsk is a modern production centre offering full capabilities for the entire product life cycle, starting from the initial design, proceeding through to commercial production of the aircraft and continuing on to offering post-sale support.

Our Design and Technology departments develop specialised equipment and facilities to enable us to operate simultaneous production lines for different types of aircraft.

Our highly qualified personnel use modern equipment, tools and applied software during operations such as die forging and sheet metal stamping, machining of materials, welding, foundry operations and final assembly.

The blanking and stamping facilities possess a wide range of equipment – from powerful mechanical presses to automated sequential production lines. Our factory is equipped with the required sheet pattern cutting, bending and bicurvature forming machinery. Original technologies have been developed to produce thin-wall aluminium alloy profiles. Vacuum thermal treatment processes are widely used to remove stress and deliver geometrical accuracy.

The metal machining shops are equipped with modern equipment for final machining of the aircraft parts. Multifunctional processing centres and programmed machine tools are used for high-quality machining of long length panels.

The specialised forging shops can produce parts from virtually any ferrous and non-ferrous metal.

The welding of «classical» materials has been mastered successfully together with inert gas welding of heat resistant stainless steel and titanium alloys.

Modern metering equipment and control technologies provide for the accuracy grades required in the production and assembly of parts, units and en bloc assembly of the aircraft. Coordinate and metering devices are used for monitoring the geometry of the profile



of the aircraft assemblies and auxiliary equipment. Unique built-in lasers are used for installing assembly holding frame.

Hi-tech devices are used for assembling and testing the fuel and hydraulic pipelines and high-strength joints, as well as for installing on-board equipment and other assembly operations.

To warrant the high reliability of the finished product all the components and materials undergo thorough acceptance monitoring and testing. Additionally, the ground test centre performs final adjustment and tuning of the avionics units and all aircraft systems.

The flight test centre performs the testing of each completed aircraft and its control, navigation and weapons systems. IRKUT's test pilots have a wealth of experience in testing various types of aircraft in different conditions.

After introducing a new production quality control system in 1997, IRKUT was the first Russian aircraft manufacturer to receive an international ISO 9002 quality compliance certificate.

STAFF AND CORPORATE SOCIAL RESPONSIBILITY POLICIES

Our company
is the people
working for it



We recognise that one of the key drivers of the company's success is our employees welfare.

Ensuring a high level of employee welfare takes various forms. As well as direct increases in compensation, we also provide appropriate benefits packages, plus keep the broader social structures within our company operative, with programmes that provide added assistance for our staff in their home lives as well as in their work.

In order to maintain a high level of employee motivation, we are developing a new compensation system. This compensation plan works so that employee compensation and bonuses both depend on personal outputs.

Our total workforce increased by 10 % during 2002 to 15,545 employees by year-end.

Employee salaries increased faster than underlying rates of inflation, giving real net boosts to each individual's discretionary income. This was made possible by the very positive operational and financial results of the company. Average employee salaries increased by 31 % in 2002 to 7,631 roubles.

Reshaping and developing our workforce

Our employment policies encourage ongoing staff development and training, including support for all employees to gain improved professional capabilities and qualifications.

Employee Development Programme

Year	Headcount	Expenditure, million roubles
2002	10 046	40
2001	7 412	34,8

We pay special attention to the continual development of new training programmes to match the new technologies and staff turnover, ensuring that our current high levels of staff competency are preserved, protected, and extended.

To further these goals, we are concluding long-term agreements for the training of managers, specialists and other employees through creative cooperation with educational establishments such as Irkutsk State Technical University, Baikal State University of Economics and Law, and the Irkutsk Aviation College, Professional School No 2.



We are always keen to ensure that our technical staff meet the high-est international standards. Our annual training budget to help train our world-class specialists is around US$150,000 for courses at higher education establishments, and last year we established 10 annual scholarships, worth US$500 each, to support the best students of Irkutsk State Technical University.

In addition to external programmes, we are firmly committed to continuing education opportunities for all employees, helping them to develop ongoing skills and qualifications. These programmes are provided through our Staff Training Department. The IT Training Centre, equipped with the latest computer equipment, has also been successfully operating across the company.

We are building a production training centre, due to be finished in 2004, as an additional component of our in-house educational infra-structure. This will allow job-specific training for our technical staff, and will also be helpful during our induction and new-hire training processes.

Corporate Social Responsibility Programmes

Our main goal is to develop a range of targeted benefit programmes that our employees are free to choose from. There will be a range of different benefit packages, guarantees and subsidies. The size of the benefit package that each employee is entitled to will depend on their individual performance.

Employee healthcare

The objective of this programme is to provide for a life time of good health for our employees. Accordingly, the main task of our employ-ee medical support programme is the maintenance and further improvement of preventative medicine programmes, plus treatment and rehabilitation activities through subsidised private medical insur-ance.

The company sets great importance in recreational facilities for staff and encouraging their cultural and physical development. To help achieve this goal, the company maintains the «Crystal» swimming pool, sport facilities, and the Star stadium. Employees and their chil-dren have access to special healthcare centres, as well as the «Chaika» recreation facility.

Non-state pension fund

We recognise the valuable and loyal contribution of our former employees, many of whom have worked at our production facilities for their entire adult working life. We will continue the retirees sup-port programme, which will includes the non-government pension fund «Irkut» benefits for our employees. IRKUT pays 1 % of the monthly salaries of participating employees into the fund.

PROTECTING THE ENVIRONMENT

IRKUT is committed to preserving the unique environment in the Baikal region. A special department of our Irkutsk based aircraft building factory is in charge of monitoring the environmental impacts of our operations in the area. They constantly analyse the quality and flow of sewage water, industrial emissions, industrial air environment, drinking water, noise, lighting, vibration, roentgen radiation and electromagnetic radiation, safety from explosion, meteorological factors and emissions from gas treatment units.

In line with existing legislation the company pays the required environmental taxes, which for 2002 amounted to 1.7 million roubles. We also spent a further 20 million roubles on environmental protection activities during the year, including our main environmental project – the construction of a treatment plant for air and water at our main Irkutsk industrial site.


RA-21512

INVESTMENT PROGRAMME

IRKUT is currently undertaking speedy renovation and re-equipment of the production facilities, including the introduction of new processes.



We have identified three key areas which we are actively working on:

- capital investment in production facilities;
- research and development (R&D) including experimental and design work;
- mergers and acquisitions.

Capital investment in production facilities
IRKUT is currently undertaking speedy renovation and re-equipment of the production facilities, including the introduction of new processes.

Under the technical re-equipment programme approved by the Board of directors in 2001, capital investment costs for the period 2002-04 will amount to no less than US$35 million.

In 2002 these costs amounted to US$20.4 million. Besides the technical re-equipment programme, the increase in capital investment, as compared to 2001, was accounted for by the construction and renovation of production facilities.

In 2002, tangible assets totalling 467 million roubles were brought into operation, including buildings – 12.6 million roubles; machines and equipment – 315.3 million roubles; transport – 82.3 million roubles; computing equipment – 52 million roubles and other items 4.8 million roubles.

Depreciation charges on fixed assets amounted to 22 million roubles. In 2002, the average machinery and equipment deterioration level decreased by 67 %, compared to 52 % in 2001, at due to additional capital investment.

Research and development
One of our main priorities is R&D. The military and civilian aircraft we produce are hi-tech products, and in order to preserve the necessary level of competitiveness, we need to make significant investments in scientific research and experimental design work.

In 2002, the total investment in research and development increased by 24 % compared to 2001. Most of the scientific research and experimental design work is connected with the Su-30 MKI programme.



Mergers and acquisitions

The main reason for acquiring the production companies is to consolidate the assets involved in aircraft manufacture and associated industries. This will improve the effectiveness of our corporate structure and considerably reduce transaction costs. In addition, we are trying to reduce the political and market risks by diversifying production. By 2006-2008 we are looking to achieve a balance between production of civilian and military aircraft.

Furthermore, the strategic investment in production companies allows for additional production capacity for realisation of promising projects.

In 2002, IRKUT acquired 100 % of AviaSTEP, and increased its stake in Beriev Aircraft from 20 % to 38.6 %. Our interest in these companies stems from their civilian programmes, those for the Be-200 and IRTA being of principal interest to us.

FINANCIAL STRATEGY

The key objective of IRKUT's financial strategy is the efficient provision of working capital needs for the company's day to day operations plus all capital expenditure and investment requirements.



External financing programme
In 2002 IRKUT continued implementation of the external financing programme, which was approved by the Board of directors in April 2001.

The aim of the external financing programme is to create a liquid market for IRKUT debt instruments and to establish a public credit history. The overall objective is to reduce costs of capital and extend the maturity profile of the company's debt obligations.

Our 2002 goals were achieved. The promissory notes programme implementation created favourable grounds for the next external financing programme stage – bonds issue.

Promissory notes programme
From the start of 2002, the terms and conditions of our promissory note programme were standardised as much as possible.

Promissory notes were issued by equal portions during the first month decade, and were due on the third month decade. Matching the date of promissory note maturity with the date of VAT payment liabilities has made IRKUT's promissory notes a very attractive finance market tool for credit organisations, which pay much attention to liquidity requirements.

In September 2002, a successful auction of notes was initiated for the first time, with nine financial institutions participating. The issue was oversubscribed by 37 %.



In total there were 10 issues of promissory notes during 2002, totalling 1.953 billion roubles. At the same time, notes presented and redeemed came to 1.905 billion in total. The promissory notes have maturity range from 3 to 8 months. At any one time, on average, notes to the value of 712 million roubles are outstanding at the end of each month.

The note programme is supported by some of the country's largest banks and active participants in the notes market. Their participation has helped creating considerable liquidity in the instruments.

As a result of the promissory notes implementation the financing cost of the notes to the company reduced by around 1.5 % last year compared to the beginning of 2002 year.

In 2003 the promissory notes programme will be used to help manage other suppliers obligations, and for general internal corporate cash flow needs. Holders will receive a very liquid instrument that can be easily traded and used as collateral and IRKUT will get postponement of payment.

Placement of promissory notes in 2002



Placement profitability, %
22.5
22
21.5
21
20.5
20
19.5
19
January
February
March
April
May
June
July
August
September
October
Maturity terms
3 months
4 months
5 months
6 months
8 months

Bonds

In 2002 the company made two issues of bonds, amounting to 2.1 billion roubles. The funds raised were used to repay commercial bank loans, and to provide working capital.

We have now created a recognised credit profile for IRKUT, through the note issues and through a more transparent approach to our affairs, with improved information disclosure. As a result, the financing cost of the bonds was initially 1.5–2 % lower than that of the promissory notes.

In September 2002, bonds under the A01 series were successfully redeemed. This confirmed our reliability on one hand and allowed us to sell these bonds on more favourable terms.

Bonds Issue Terms Compared

	Series A01	Series A02
	Interest bearing, nominal, non-documentary	**Interest bearing, documentary, issued to bearer**
Placement method	Closed subscription	Open subscription
Underwriters	IC «Region», NOMOS-BANK, Alfa-Bank, Vneshekonombank	NOMOS-BANK, MDM-Bank, Vneshtorgbank
Placement date	1 April 2002	5 November 2002
Date of repayment	27 March 2005	2 November 2005
No. of coupons	6	6
Coupon income	1 coupon – 20.4 % 2 coupon – 18.5 % 3 coupon – 12.0 %* 4 coupon – 12.0 %* 5, 6 coupon – interest rate determined as per the prospectus 10 working days prior to commencement of coupon period	1 coupon – 18.5 % 2 coupon – 18.5 % 3 coupon – 17.0 % 4 coupon – 17.0 % 5 coupon – 16.0 % 6 coupon – 16.0 %
Organised secondary market	Moscow Interbank Currency Exchange (MICEX), RTS Stock Exchange	Moscow Interbank Currency Exchange (MICEX), RTS Stock Exchange

* The rate was determined on 14th March 2003 in accordance with the issue prospectus.

Income from financial market transactions amounted to 75 million roubles in 2002.

Bond Issues: Trading volumes and yield – 2002



1 200 000 000
1 000 000 000
800 000 000
600 000 000
400 000 000
200 000 000
0
25
20
15
10
5
0
May
June
July
August
September
October
November
December
18.41
16.20
15.71
18.28
17.39
18.09
18.00
20.09
17.02
16.86
Series A01 traiding volumes, roubles
Series A01 traiding volumes, roubles
Series A01 yield to offer, %
Series A02 yield to offer, %

The company's bond issues remain amongst the top ten most liquid issues.

The company's bonds issues attracted the following ratings:

- Expert RA rating agency: B++ (satisfactory reliability level, risk of non-performance is relatively low)
- Bank ZENIT: B=1.67 (moderate risk)
- Based on its 2002 results, IRKUT was ranked B+ (high reliability) according to SKRIN's rating for fixed income instruments.

Financial market transactions

A Treasury function was established at the Moscow head office during 2002 centralising all cash management.

Treasury is in charge for managing liquidity and monitoring financial exposures. Surplus cash is placed in the market where possible, from overnight to up to one month. Limit controls exist to manage counterparty risk and exposure, as well as the types of instruments used.

During 2002 instruments used in Treasury operations included: fixed-term deposits, ordinary deposits, securities (promissory notes, certificates of deposit). Sberbank, Mosnarbank, Forpost bank, Finprombank, Russian Regional Development Bank, Dialog-Optim Bank, TRUST Investment Bank, MFK Bank, BIN Bank acted as the main counteragents.

Income from financial market transactions amounted to 75 million roubles in 2002.

Credit portfolio structure as of 31.12.2001

58 % Rouble loans
42 % Currency loans

Credit portfolio structure as of 31.12.2002

54 % Rouble loans
46 % Currency loans

Credit portfolio

Bank credit lines are currently the main source of external financing of the company's activities. The company's long and well-established credit history has led to strong relationships being established with the largest Russian banks: Sberbank, TRUST Investment Bank, Vneshtorgbank, Alfa-Bank, Rosbank and others (in total about 20 banks). In 2002, banks with the biggest credit lines – Alfa-Bank, Rosbank, Vneshtorgbank increased their long-term credit limits to a total of US$190 million, at the same time lowering loan rates.

The company's strong reputation amongst the banks, as well as active cooperation with the leading crediting institutions, allowed us to manage our debt obligations and requirements more efficiently, and to attract an additional US$103 million to help finance the expanded production programme.

The total amount of debt raised in 2002 was US$432 million, with US$341 million repaid. All repayments and interest payments were made in accordance with agreed terms.

Credit portfolio terms, roubles in thousands


14 000 000
12 000 000
10 000 000
8 000 000
6 000 000
4 000 000
2 000 000
0
as of 31.12.2001
as of 31.12.2002

- Short-term loans (under 1 year)
- Long-term loans (over 1 year)

Company's credit portfolio structure as of 31.12.2001

59.9 %	Sberbank
16.4 %	TRUST Investment Bank
10.8 %	Mosnarbank
5.2 %	BIN Bank
2.6 %	NOMOS-BANK
2.4 %	Sberbank, Irkutsk Branch
1.7 %	MFK Bank
0.7 %	Natsinvestprombank
0.3 %	Russian Regional Development Bank



Company's credit portfolio structure as of 31.12.2002

48.9 %	Sberbank
14.0 %	Vneshtorgbank
13.2 %	Rosbank
9.3 %	Alfa-Bank
7.0 %	Mosnarbank
2.8 %	NOMOS-BANK
2.3 %	International Moscow Bank
1.5 %	BIN Bank
1.0 %	Sberbank, Irkutsk Branch





CORPORATE GOVERNANCE

IRKUT not only complies with both international and Russian laws, but also undertakes additional obligations to meet the highest ethical standards of corporate governance.



Although current Russian legislation reflects the main principles of international corporate governance standards, corporate governance practice and traditions are still forming and indeed many areas of corporate conduct lie beyond legislation borders.

Understanding that, IRKUT not only complies with both international and Russian laws, but also undertakes additional obligations to meet the highest ethical standards of corporate governance.

New principles for corporate governance were enshrined in the Code of Corporate Conduct adopted in May 2002 at the annual general meeting of shareholders. This Code, now in effect, is a list of rules and ethical norms dealing with the various activities and relationships involved with the business and management of the company.

The main goal of the Code is to protect the interests and rights of IRKUT shareholders and in particular right of ownership, right to obtain information, ability to participate in decision-making, and participation in profits.

The following principles serve as the basis:

1. Creation of an atmosphere of mutual respect between all stakeholder in the Corporation;
2. Strict compliance with prevailing generally accepted standards of business ethics;
3. Equal respect for all the different groups of shareholders, including minority holders and foreign investors;
4. Provision and enhancement of the protection of shareholders' rights;
5. Creation of the optimal structure and modern corporate governance methods;
6. Efficient and timely dissemination of information to all the company's stakeholders;
7. Establishment of all multi-faceted and efficient system of control over essential transactions;
8. On-going improvement of corporate governance standards.



Provision and enhancement of the protection of shareholders' rights

The interests of shareholders are the main guiding principle of IRKUT.

The Board of directors take strategic decisions and report to shareholders at the annual general meeting. Shareholder interests are represented by two independent directors who are elected to the Board in accordance with the Code, and guarantee the balance and protection of shareholders' equal rights.

In line with the new Code, special Board committees are being created to review draft proposals on key issues affecting the company and its business to ensure the interests of all parties are addressed.

Protection of shareholders' rights and interests is guaranteed by the Articles of Association, a new version of which was approved at the annual general meeting of shareholders in 2002, in accordance with the requirements of Russian legislation.

Efficient and timely dissemination of information to all the company's stakeholders

Disclosure routines are part of the framework of the company's corporate governance policy and include a commitment to openness.

There are set parameters for the amount, type and timing for the release of information about corporate activities and results.

Significant corporate news and plans are disclosed by company management during regular briefings, to which the representatives of the leading information agencies and the press are invited. The company provides information on all decisions of the Board of directors. The company also publicly discloses information about its securities, capital flows, key financial results and dividends.

Reliability of the disclosed financial information is confirmed annually by auditors.

Approving major transactions

The current procedure for approval of major transactions and contracts is established by the company's Articles of Association, which determine the limit of any amount or deal for approval for each level of management. Deals for amounts of up to 5 % of total assets must be approved by the President. Transactions amounting to between 5 % and 25 % of total assets must be approved by the Board of directors. Information about such resolutions adopted by the Board of directors is freely available to all shareholders. Deals above 25 % must be approved by resolution at a general meeting of shareholders.

THE BOARD OF DIRECTORS



Chairman:
Mr Valery B. Bezverkhny, Vice-President, Joint Stock Company *«Scientific Production Corporation «IRKUT»*

Members of the Board of directors:
Mr Sergey D. Bodrunov, Director General, Joint Stock Company «Corporation «Aerospace Equipment»

Mr Alexander K. Chichikov, Director of Administration, Joint Stock Company «Scientific Production Corporation «IRKUT»

Mr Alexei I. Fedorov, President, Joint Stock Company «Scientific Production Corporation «IRKUT»

Mr Igor V. Krugljakov, Chairman, Joint Stock Company «Small and Medium Deadweight Shipbuilding Concern» , Chairman Closed Joint Stock Commercial «Interregional Investment Bank»

Mr Alexander N. Klementjev, First Deputy Director General, FSUE «Sukhoi» Aircraft Military and Industrial Complex

Mr Vladimir V. Kovalkov, Vice-President – Director General, Joint Stock Company «Scientific Production Corporation «IRKUT»

Mr Victor A. Kobzev, Director General, Closed Joint Stock Company «BETA AIR»

Mr Mikhail V. Korzhuev, Vice-President, Joint Stock Company «Scientific Production Corporation «IRKUT», Director General, Closed Join Stock Company «Russian Avionics design Bureau»

Mr Sergei V. Tsivilev, Vice-President for Corporate economics and finance Joint Stock Company «Scientific Production Corporation «IRKUT»

Mr Alexander A. Veprev, Technical Director, Joint Stock Company «Scientific Production Corporation «IRKUT»

INFORMATION FOR SHAREHOLDERS

Share capital	2,373,155,625 roubles
Total number of shares	791,051,875
including ordinary shares	791,051,875
Nominal value per share	3.0 roubles

In August 2002 a meeting of shareholders adopted the resolution increasing the authorised capital stock of the company by increasing the face value of the shares.

On 15 August 2002 the Federal Commission for the Securities Markets of Russia registered the third issue of ordinary shares. The shares, with a nominal value of 3.0 roubles, were issued by way of exchange for shares of previous issues, each for the value of 0.8 roubles. No change in the list of shareholders occurred as a result of the above exchange.

Shareholders of the company as of 31.12.2002 numbered	1,061
including: individuals	1,023
corporate bodies	31
nominees	7

Structure of shareholders

CJSC «Brunswick UBS Warburg Nominees» (nominal holders)	25.76 %
CJSC Joint Stock Commercial Bank «Forpost» (nominal holders)	20.60 %
CJSC «FTK Company»	19.97 %
FSUE «Sukhoi» Aircraft Military and Industrial Complex	14.70 %
CJSC «Aerocom»	10.18 %
Other companies	4.48 %
Individuals	4.31 %

Registrar
IRKUT's shareholder register is kept by the CJSC «Unified Registrar» (Irkutsk branch).

The registrar's activities include keeping the register of shareholders, including nominees, as per License No 10-000-00260, issued by the Federal Commission for the Securities Market on 22 November 2002. CJSC «Unified Registrar» has been a member of the Professional Association of Registrars, Transfer-Agents and Depositaries (PARTAD) since 1995, and has been an authorised registrar of the Ministry of Property Relations of the Russian Federation since 2000.

CJSC «Unified Registrar» has signed an agreement covering insurance of the registrar's risk and public liability with «Ingosstrakh Insurance Company». The amount of insurance cover for any individual claim during the annual insurance period is 15 million roubles in accordance with the insurance agreement.

Location of the CJSC «Unified Registrar» (Irkutsk branch):
Mailing address: 1, Dzerzhinskogo Street, Irkutsk, 664003, Russian Federation.
INN 7804052280. Telephone/fax: +7 (3952) 322 383.

Dividends

In April 2002 the Board of directors approved the company's dividend policy up to 2004.

The dividend policy provides for the following:
- the resolution about the payment of dividends for issued ordinary shares must be adopted once a year by a general meeting of shareholders, and be based on the company's financial results;
- the minimum level of dividend payment is 10 % of net profit;
- the absolute amount of profit used for the payment of dividends will not be reduced from year to year;
- in 2004 the level of the dividend payments must represent 25 % of net profit.

Based on the results for 2002, the dividend payable amounted to 71 194 669 roubles, or 0.09 roubles per ordinary share (with a nominal value of 3 roubles), representing 20.7 % of the net profit achieved by the company in 2002.

The general meeting of the shareholders of IRKUT was held on 23 May 2003 in Irkutsk, Novatorov Street 3.


50

MANAGEMENT DISCUSSION OF IRKUT'S 2002 FINANCIAL RESULTS

The Board of JSC «Scientific Production Corporation «IRKUT» accepts full responsibility for the financial statements and other financial information contained in this Annual Report.

IRKUT has formed an internal audit and tax-planning department.

The primary task of this department is to examine the adequacy and completeness of the company's financial information and business routines through an ongoing internal audit process.

IRKUT's financial statements are prepared in accordance with the Russian Accounting Standards and are audited by «Auditor» Ltd.

IRKUT's assets increased by 21 % to 4.2 billion roubles in 2002, and totalled 23.8 billion roubles as at year-end.

Fixed assets

Fixed assets rose to 4.8 billion roubles at the end of 2002, an increase of 2.6 billion roubles or 120 %. Fixed assets now represent 20 % of total assets, up from 11 % in 2001.



Fixed Assets, roubles in thousands
6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
2000
2001
2002

The fixed assets mix was considerably changed during the year. Tangible assets increased from 40 % to 60.4 % of total assets, long-term financial investments, by contrast, reduced from 49.8 % to 25.7 % of the total.

Fixed Assets 2001

40.0 %	Intangible assets
10.0 %	Property, Plant and Equipment
49.8 %	Construction in progress
0.2 %	Long-term investments



The increase in fixed assets was mainly due to increases in «property, plant and equipment» and «construction in progress» of 233 % and 225 % respectively.

This marked change was the result of revaluing IRKUT's tangible assets in accordance with p.15 Accounting Regulation 6/01 «Tangible Asset Accounting» in the first quarter of 2002. Share capital increased by 1.74 billion roubles, equal to the amount of the re-valuation.

New tangible assets amounting to 467 million roubles were brought into use during 2002. Depreciation on tangible assets amounted to 22 million roubles, and amortisation to 13 million roubles in respect of intangible assets.

In 2002, long-term financial investments increased by 13 % over the previous year and amounted to 1.2 billion roubles. This was a significant policy shift on the part of IRKUT. The company followed a determined strategy to change the structure of long-term financial investments in favour of investments in subsidiary and associated companies. The share of the latter increased from 48 % to 61 %.

The Management sees this as a very positive development as long-term investment into the company's subsidiaries is in line with the strategic goal of IRKUT to transform itself into a vertically integrated company.

Share of long-term loans to non-group companies and organisations was reduced to 39 % of the total long-term investments.

Fixed Assets 2002

60.4 %	Intangible assets
13.8 %	Property, Plant and Equipment
25.7 %	Construction in progress
0.1 %	Long-term investments



Current assets

Current assets increased by 1.5 billion roubles or by 9 %, amounting to 19 billion roubles as at year-end. However current assets as a proportion of total assets decreased from 89 % to 80 %.

The increase in current assets was driven by the increase in the level of inventories, VAT, and accounts receivable. Only cash and cash equivalents decreased*.

Current Assets 2001

30.6 %	Inventories
3.4 %	VAT
34.2 %	Receivables due within 12 months
10.8 %	Short-term investments
21.0 %	Cash and cash equivalents



Current Assets 2002

34.1 %	Inventories
7.8 %	VAT
40.2 %	Receivables due within 12 months
14.2 %	Short-term investments
3.7%	Cash and cash equivalents



Inventories

Inventories increased by 1.14 billion roubles or 21 % as compared to 2001, and totalled 6.5 billion roubles at year-end. Inventories, as a percentage of total current assets, increased from 30.6 % to 34.1 %.

The highest increase within the inventories structure was for raw materials (a 20 % increase), and prepaid expenses, which increased by 4.7 times. These increases were connected with work on the Indian project and the Be-200 contract for the Ministry for Extraordinary Situations. This increase was a natural result of our improved order book and does not represent any deterioration in raw material control. The work in process element has considerably reduced, by 20 %, when compared to the previous year, as has finished goods, down by 36 %. The proportion of these items in total has decreased from 63.8 % down to 42 %, which is explained by the increase in contract sales in the forth quarter of 2001.

IRKUT management is pleased that the level of these items is in line with expectations.

Inventories structure 2001

28.6 %	Raw materials
63.2 %	Work in process
0.6 %	Finished goods
7.6 %	Prepaid expenses



Inventories structure 2002

28.3 %	Raw materials
41.7 %	Work in process
0.3 %	Finished goods
0.2 %	Shipped goods
29.5 %	Prepaid expenses



* The unusually high level of cash on hand at the end of 2001 was due to receiving substantial payments from customers close to year end. In 2002 cash on hand returned to normal levels, at 3.7 % of cash and equivalents (2001:21 %).

Accounts Receivable

As at the end of 2002, accounts receivable due within 12 months amounted to 7.6 billion roubles, an increase of 28 % or 1.7 billion roubles. This reflects the dynamics of IRKUT's current business.

The level of accounts payable is in line with management's expectations. The accounts receivable share of the composition of current assets increased from 34.2 % to 40.2 %.

The increase in accounts receivables was caused principally by the increase in advances and other debtors. The total value of these items increased by 3.6 billion roubles. As a proportion of total accounts receivable, they represent 81 %, up from 43 %. Although the total value of accounts receivable increased, trade receivables decreased by 58 % or 2 billion roubles in 2002 compared to 2001. The change in the accounts receivable structure was primarily due to the completion of the Chinese contract.

The largest components of our accounts receivable are advances we have made to suppliers (34.1 %), advances relating to research and development (R&D) (19.1 %) and reimbursed VAT, owed by the state budget (17.2 %).

Accounts receivable 2001

57 % Trade receivables
40 % Advances
3 % Other debtors



Accounts receivable 2002

19 % Trade receivables
64 % Advances
17 % Other debtors



Accounts receivable structure

Accounts receivable	roubles in thousands	%
Advances paid for products	2 611 040	34.1
Advances paid for R&D	1 456 826	19.1
VAT	1 312 149	17.2
Receivables for products shipped for export	1 091 946	14.2
Advances paid for work and services	805 906	10.5
Receivables for other products	88 320	1.2
Receivables for services	26 826	0.4
Other receivables	251 406	3.3
Total accounts receivable	**7 644 419**	**100**

The high advance R&D expenditure reflects experimental and design work under the Indian contract and the development of the conception to modernise military aircraft in current use (i.e. the Su-30KN/Su-27UBM).

R&D is a core feature of our strategy to preserve the necessary level of competitiveness and, as a consequence, management allocates a significant effort in scientific research and experimental design work.

The increase in relative and absolute amounts in respect of advances and other accounts receivable is the result of beginning the delivery stage of the license contract, as well as the beginning of mass production of the Be-200 under the contract with the Russian Ministry for Extraordinary Situations.

FSUE «Rosoboronexport» is the company's biggest debtor at 1.1 billion roubles. Repayment of the debt is due in the first quarter of 2003*.

Short-term financial investments and cash

Short-term financial investments increased by 44 % or 824 million roubles, and totalled 2.7 billion roubles at year-end. The proportion of short-term financial investments within the current assets total increased from 10.8 % to 14.2 %.

Short-term loans to other companies increased 98 %, or by 289 million roubles. Its share as part of short-term financial investments went up from 16 % to 22 %.

Other short-term financial investments increased by 34 % or 535 million roubles, totalling 2.1 billion roubles at the end of the year.

Despite the increase in absolute terms, they represented a smaller proportion of short-term financial investments at 78 %, down from 84 %.

Cash fell by 3 billion roubles or by 81 % as compared to the previous year. This fall, also reflected as a smaller element of current assets at 3.7 % (down from 21 %), is the result of moving cash funds into short-term financial investments and investments in production to use free cash resources more efficiently.

Liquid promissory notes of other companies and banks, at 78 % of the total short-term investments, and loans to other organisations, are the main form of short-term financial investments.

* All military exports are made through Rosoboronexport, which is a State-appointed sales organisation and the intermediary for all military aircraft exports. Rosoboronexport's liabilities are guaranteed by the Government and so can be considered a superior credit risk.

We have established an external financing programme to reshape our liabilities profile within our balance sheet.

The aircraft industry is characterised by a long production cycle and extended contract periods. Each contract assumes prepayment of 30-40 % of the total contract amount, with the remainder due when the work is done and goods are shipped.

IRKUT's capital and reserve, plus advances, typically meet 50 % of the amount required to commence the work. The borrowings fill the shortfall over the remaining period of 6 to 18 months.

The company's level of borrowings matches our order book, which stands at more than US$3.5 billion at year-end. The largest part of this is represented by military export orders. Orders are confirmed at the inter-government level, which tends to make such orders very reliable and firm.

In 2002, the second phase of our external financing programme was successfully implemented – resulting in the proportion of our own funds and long-term loans increasing significantly in the total liabilities structure. The amount of short-term liabilities decreased from 52.2 % to 34.4 % due to the placement of two bond issues, as well as changes in the portfolio of bank loans and the added equity.

Management believes that the prime goal should be to continue to increase the level of equity, through continued retention of future net profits and placement of shares in the open market.

Item	Target structure	Current structure	2002	2001	2000
Shareholders' equity	30 %	15.2 %	3 606 711	2328423	-1095214
Long-term liabilities					
Long-term credit and loans	20 %	41.6 %	9 894 932	7062562	2252738
Bonds	15 %	8.8 %	2 100 000		
Short-term liabilities					
Short-term credits and loans	10 %	16.6 %	3 955 485	2362049	2703099
Promissory notes	5 %	3.2 %	770 795	1143645	40204
Advances	10 %	8.1 %	1 938 516	4771117	5025649
Other accounts payable	10 %	6.5 %	1 546 961	1993952	2670941
Total:	**100 %**	**100.00 %**	**23 813 400**	**19 661 748**	**11 597 417**

Capital and reserves

Shareholders' equity almost trebled in 2002, increasing by 1.9 billion roubles to 2.9 billion roubles.

The increase in shareholders' equity was principally the result of the increase in the nominal value of the issued capital and retained profit. These two items account for 94 % of the current total.


Shareholders' enquity, roubles in thousands
3 000 000
2 000 000
1 000 000
0
-1 000 000
-2 000 000
2000
2001
2002

The share capital rose by 3.7 times or 1.74 billion roubles to 2.4 billion roubles, via an increase in the nominal value of the shares from 0.8 roubles to 3 roubles through a capitalisation of reserves. Reserves also increased following an upward revaluation of fixed assets.

Retained profit fell by 90 % to 344.4 million roubles year on year.

However, the recorded net profit for 2001 was an unusually high figure, resulting from changes in accounting regulations and restructuring of the balance sheet. For that reason, what appears to be a substantial decrease in net profit for 2002 is not considered to be any cause for concern.

Long-term liabilities

Long-term liabilities of the company have increased by 70 % amounting to 12 billion roubles at year-end, and now account for 50 % of total liabilities, compared to 36 % in 2001.

Long-term bank loans have increased by 39 %, amounting to 9.8 billion roubles. However because of the bond issues, which raised 2.1 billion roubles, long-term bank loans are now 82 % of long-term liabilities against 100 % the year before.



Long-term credits and loans, roubles in thousands
14 000 000
12 000 000
10 000 000
8 000 000
6 000 000
4 000 000
2 000 000
0
2000
2001
2002
Other loans due after 12 months
Bank credits due after 12 months

Current Liabilities

Current liabilities fell by 23 % or 2.7 billion roubles, to 8.9 billion roubles and now account for 38 % of total liabilities, down from 59 %.



Current Liabilities, roubles in thousands
14 000 000
12 000 000
10 000 000
8 000 000
6 000 000
4 000 000
2 000 000
0
2000
2001
2002

Short-term loans and credits have increased by 58 % to 4.5 billion roubles, and account for 50 % of current liabilities, up from 24.6 %.

Short-term bank loans have increased by 37 % or 1 billion roubles, while also showing a reduction to 86.3 % as a proportion of total loans and credits. Last year they accounted for 99.5 %.

Other short-term loans have increased by 603 million roubles and amounted to 617 million roubles at year-end. The proportion of other current liabilities grew from 1 % to 14 % of current liabilities.

Reserves for future expenses and payments have decreased by 47 % or 609 million roubles and total 703 million roubles as at year-end. They account for 8 % of current liabilities, down from 11 % for the previous year.

The sharp reduction in the warranty repair and reserves account was caused by the following reasons:

- The new provision of Article 267 of the Russian Federation Tax Code has changed the procedures for setting aside reserves. The new procedure is based on the de-facto incurred costs of warranty maintenance for the last three years.
- There was a completion of the warranty service liability period of some products previously delivered, and unused provisions were added to profit before tax.

Accounts Payable

Accounts payable have reduced by 50 %, or 3.7 billion roubles, and are now 42 % of current liabilities, down from 64 %.

The biggest reduction in accounts payable in absolute terms, 2.8 billion roubles, was in advances (59 %), promissory notes to be repaid – by 420 million roubles (64 %) and in trade liabilities – by 402 million roubles (24 %).This large reduction in accounts payable during 2002 was mostly accounted for by a reduction in advances, due to shipping the products prepaid under the Indian contract, as well as the successful completion of the Chinese contract.

Advances and trade creditors together account for 86.3 % of total accounts payable, which we view as in line with our lengthy production cycles. The decrease in accounts payable is a positive result of the restructuring of our balance sheet.

Accounts payable structure 2001

22.6 %	Trade liabilities
8.8 %	Promissory notes
1.1 %	Arrears of wages
0.7 %	State non-budget funds
2.4 %	State budget
64.3 %	Advances
0.1 %	Other creditors



Accounts payable structure 2002

34.2 %	Trade liabilities
6.4 %	Promissory notes
2.1 %	Arrears of wages
0.7 %	State non-budget funds
4.5 %	State budget
52.1 %	Advances



Analysis of Results for 2002

Revenues from products sold by IRKUT amount to 17.6 billion roubles for the year, nearly trebling over 2001.

Gross profit, at 6.3 billion roubles, also nearly trebled, as did operating profit at 4.8 billion roubles.

Net profit, calculated in accordance with Russian accounting standards, amounted to 344.4 million roubles, or 44 kopecks per share.

EBIT (earnings before interest and taxes) in 2002 amounted to 2.3 billion roubles.


Revenue,
roubles
in thousands
20 000 000
18 000 000
16 000 000
14 000 000
12 000 000
10 000 000
8 000 000
6 000 000
4 000 000
2 000 000
0
2000
2001
2002


Operating
margin
30 %
25 %
20 %
15 %
10 %
5 %
0 %
2000
2001
2002

Profitability Measures

Ratio	Formula	2002	2001	2000
Return on Assets	Operating Profit/Average assets value	21.4 %	10.8 %	11.5 %
Return on Capital	Operating Profit /Equity	128.5 %	273.9 %	–
Gross margin	Gross Profit/Sales	35.6 %	34.9 %	22.3 %
Operating margin	Operating Profit/Sales	27.3 %	25.1 %	21.5 %

The general improvements in the above ratios resulted from increased production efficiency due to increased utilisation of production facilities, which achieved levels not reached since the beginning of the 90's.

The growth in sales revenue outstripped that for production costs, such that the gross profit margin increased from 34.9 % up to 35.6 %. The margin and its improvement reflect production economies of scale. As a result, the share of fixed production costs decreased.

The 2002 operating margin exceeded 2000 and 2001 levels and reached 27.3 %.

Business activities

Ratio	Formula	2002	2001	2000
Asset turnover	Sales/Average assets	0.78	0.43	0.53
Current assets turnover	Sales/Average current assets	0.97	0.5	0.64
Inventory days	(Average inventories/Cost of sales) x 360	183	312	171
Creditors days	(Average debtors/Sales proceeds) x 360	139	336	382
Debtors days	(Average creditors/Sales proceeds) x 360	114	405	513

Compared to the previous year, all the main business activity measures have improved considerably, primarily as a result of halving the production cycle time from 648 to 322 days.

The biggest improvements were in the accounts payable days outstanding (by 3.5 times) and the accounts receivable days outstanding (by 2.4 times), measures evidencing the improvement in debt management by IRKUT.

The overall increase in business activity, which has been reflected in the improvement in the total capital, current assets and stock turnover ratios, stems from the considerable increase in sales in 2002 and the company's better management of all categories of assets.

Liquidity ratios

Ratio	Formula	Norm	2002	2001	2000
Cash ratio	Cash/ Current liabilities	>0.2	0.41	0.54	0.03
Quick ratio	(Cash + Short-term financial investments + Net debtors)/Current liabilities	>0.8-1	1.34	1.12	0.66
Current ratio	Current assets/Current liabilities	>2	2.13	1.64	0.88

In 2002 the main liquidity ratios continued to improve, either matching or beating the generally accepted norms for our industry.

The cash ratio at year-end reached 0.41. This means that our most liquid assets – cash and short-term financial investments – cover 41 % of our current liabilities. This demonstrates the company's enhanced liquidity, as accepted norms suggest that meeting 20 % of current liabilities with such assets provides sufficient cover.

The quick ratio increased to 1.34, with the norm being 0.8-1. This means the total of accounts payable, cash and short-term financial investments exceeds current liabilities by 34 %. The company is therefore able to cover its short-term debt position.

In 2002 the current ratio for the first time exceeded the norm by reaching 2.13. Thus the cover provided by the current assets of IRKUT is more than two times higher than its current liabilities.

All the liquidity ratios at the end of in 2002 indicate that IRKUT maintains a current assets profile, which provides for sufficient liquidity to meet its current liabilities.

Financial Stability Ratios

Ratio	Formula	Norm	2002	2001	2000
Equity to total assets	Equity /Total assets	>0.5	0.15	0.12	-0.09
Financial Stabiliy Ratio	(Equity + Long-term liabilities)/ Total assets	>0.6	0.66	0.48	0.1
Interest cover	EBIT/Interest paid	>1	1.19	4.29	0.61
Net working capital	Current assets - Current liabilities		10,802,563	7,209,104	-742,553
Gearing	(Equity + Long-term liabilities)/ Equity		3	3.1	0.68
Working capital to current assets	Working capital /Current assets		-0.06	0.01	-0.31
Inventory provision ratio	Working capital /Inventories	>1	1.66	1.35	-0.33

Total debt to total assets ratio has, for the first time in several years, exceeded the norm of 0.6, reaching 0.66 at year-end. This means that 66 % of the company's liabilities are represented by shareholders' equity and long-term liabilities. This provides for the financial stability of IRKUT in both the short and medium term.

Compared to the previous year, the company's working capital increased by 50 %, amounting to 10.8 billion roubles.

The fact that current assets exceed current liabilities means that the company is not only able to repay its current liabilities, but also has the financial resources for expanding its activities in future.

The interest cover ratio reflects the company's ability to meet interest on borrowed funds, and at 1.21 means the resources to meet the obligations exceeded the sum required by more than 20 %. 1.0 is the norm.

Although the financial stability ratios have shown commendable improvements in recent years, we still consider them below desired levels as a group. However we should emphasize that the rate of growth of shareholders' equity exceeds the borrowings growth rate.

All production and sales targets were fully met in 2002. Sales volume increased by 162 %. Net profit amounted to 344.4 million roubles. As a result, all the financial ratios improved except for some financial stability ratios that were adversely impacted by the need for additional borrowings to support increased production.

As a result of increased production throughput, production efficiencies improved, which flowed through to related improvements in the company's gross profit, liquidity, and cost-efficiency ratios.

Due to the revenues increasing faster than costs of sales, the operating margin ratio increased from 25.1 % to 27.3 %.

The increase in production efficiency was accompanied by increased liquidity for the company. It is the first time in several years that the ratios exceeded the norms for all solvency measures and for financial stability and creditor cover ratios.

In 2002 we worked to improve the liabilities structure so IRKUT would be able to improve its investment attractiveness, and to provide adequate financial support to fulfil increasing contractual obligations.

During the year, the borrowings structure was considerably improved, and the balance was switched from short-term credit, in the form of creditors and short-term loans, to long-term loans and credits.

IRKUT's cost-efficiency and both liquidity and solvency levels attained during 2002 allow for the continued proper operation and financing of the company, including timely settlement of its obligations to creditors.

AUDITOR'S REPORT

Name: Limited Liability Company «Auditor»
Location: 38 Gagarina Blvd, Irkutsk, 664025

Public registration: Certificate of Public Registration No 1276 IRP-K dated 03 December 1991 issued by the Registration Chamber of the Irkutsk City Administration, Certificate of Entry in the Single Public Register of Legal Persons under Main Public Registration No 1023801012982

License: to perform auditing No E 002784 issued on the basis of Order of the Russian Federation Ministry of Finance No 297 dated 10 December 2002, valid until 10 December 2007.

A member of the Institute of Professional Accountants of Russia.

We audited the attached financial statements (accounts) of Corporation «IRKUT» (former name: JSC «Irkutsk aviation industrial association») in respect to the period January 01 to December 31, 2002 inclusive.

The financial statements (accounts) of Corporation «IRKUT» consist of:

- Accounting Balance Sheet;
- Profit-and-Loss Account;
- Report on Alterations of the Capital;
- Report on Monetary Movement;
- Appendix to the Accounting Balance Sheet;
- Explanatory Note.

The responsibility for preparation and submission of these financial statements (accounts) is borne by the Executive Body of Corporation «IRKUT». Our duty is to express our opinion of the reliability in all material aspects of these statements and accounts and of the conformity of the manner of the accounting to the legislation of the Russian Federation on the basis of the conducted audit.

We conducted the audit in accordance with:

- Federal Law «On Auditing» No 119-FZ dated August 07, 2001;
- Federal Auditing Rules (Standards) ratified by Order of the Government of the Russian Federation No 696 dated September 23, 2002;
- Auditing Rules (Standards) approved by the Committee for Auditing under the President of the Russian Federation;
- In-house Auditing Rules (Standards) of Limited Liability Company «Auditor».

The audit was planned and conducted in such a way so as to obtain a reasonable certitude in the fact that the financial statements (accounts) do not contain any material misrepresentations. The audit was conducted on the selective basis and included test-based study of the evidence confirming the meaning and disclosure of the information on the financial and economic activities in the financial statements (accounts), assessment of the accounting principles and methods, rules of preparation of financial statements (accounts), definition of the main appraisement values obtained by the management of the audited person, as well as the assessment of the general idea of the financial statements (accounts).

We believe that the conducted audit provides good reasons to express our opinion of the reliability in all material respects of the financial statements (accounts) and of the conformity of the manner of the accounting to the legislation of the Russian Federation.

In our point of view, the financial statements (accounts) of Corporation «IRKUT» reliably reflect in all material aspects the financial position as of December 31, 2002 and the results of the financial and economic activities in respect to the period January 01 to December 31, 2002 inclusive.

March 27, 2003

Deputy Director of
Limited Liability Company «Auditor»
L.S. Khoroshun

Audit Supervisor
I.I. Ostrauskas

INCOME STATEMENT

Index title	Line code	2002	2001	2000
Net Revenue (excluding VAT, excise tax)	010	17 629 159	6 737 232	5 160 786
Cost of sales	020	11 346 030	4 386 228	4 007 634
Gross profit	029	6 283 129	2 351 004	1 153 152
Selling expenses	030	664 451	49 841	41 160
Administration expenses	040	799 660	612 527	
Operating profit	050	4 819 018	1 688 636	1 111 992
Interest receivable	060	93 493	9 808	3 083
Interest payable	070	2 028 020	1 104 754	487 621
Earnings from equity interest in other companies	080	1 363	1 360	133
Other operating income	090	18 541 005	9 162 681	7 446 214
Other operating expense	100	18 796 710	9 306 980	7 580 213
Other non-operating income	120	859 611	4 312 625	363 010
Other non-operating expense	130	3 094 940	1 127 500	1 048 834
Profit (loss) before taxation	140	394 820	3 635 876	-192 236
Profit tax and other similar obligatory payments	150	50 307	401 111	74 327
Profit (loss) from normal activity	160	344 513	3 234 765	-266 563
Extraordinary income	170	0	0	0
Extraordinary expenses	180	95	0	0
Net (retained) profit	190	344 418	3 234 765	-266 563

BALANCE SHEET

ASSETS

Items	Line code	2002	2001	2000
FIXED ASSETS				
Intangible assets	110	6 545	5 395	6 891
Property, Plant and Equipment	120	2 897 422	870 725	775 701
Construction in progress	130	663 918	218 790	113 167
Long-term investments	140	1 231 002	1 086 971	1 004 318
investments in subsidiaries	141	405 786	360 774	321 088
investments in associated companies	142	341 601	158 435	41 746
investments in other companies	143	432 048	474 732	636 174
long-term loans to other companies	144	48 959	87 380	
other long-term investments	145	2 608	5 650	5 310
Other fixed assets	150			
TOTAL FIXED ASSETS	**190**	**4 798 887**	**2 181 881**	**1 900 077**
CURRENT ASSETS				
Inventories	210	6 490 276	5 348 956	2 265 293
raw materials	211	1 836 228	1 530 874	681 618
work in process	213	2 708 785	3 376 834	1 361 383
finished goods	214	21 463	33 555	34 023
shipped goods	215	7 086		
prepaid expenses	216	1 916 714	407 693	188 269
Value Added Tax	220	1 485 976	600 279	549 241
Accounts receivable due after 12 months	230	8 636	3 759	1 940
other debtors	235	8 636	3 759	1 940
Accounts receivable due within 12 months	240	7 635 783	5 974 327	6 582 198
trade receivables	241	1 449 861	3 424 234	5 211 371
advances	245	4 873 773	2 381 122	1 065 849
other debtors	246	1 312 149	168 971	304 978
Short-term investments	250	2 706 206	1 882 258	273 040
short-term loans to other companies	251	583 672	295 097	78 542
other short-term investments	253	2 122 534	1 587 161	194 498
Cash and Equivalents	260	690 114	3 670 288	25 628
cash	261	794	376	470
settlement accounts	262	129 211	3 525 240	14 970
currency accounts	263	500 616	142 641	10 116
other cash equivalents	264	59 493	2 031	72
Other current assets	27			
TOTAL CURRENT ASSETS	**290**	**19 016 991**	**17 479 867**	**9 697 340**
TOTAL ASSETS	**300**	**23 815 878**	**19 661 748**	**11 597 417**

LIABILITIES

Items	Line code	2002	2001	2000
CAPITAL AND RESERVES				
Share capital	410	2 373 156	632 841	632 841
Additional capital	420	106 399	107 118	68 500
Legal Reserve	430	10 118		
Social fund	440		179 652	179 652
Consumption fund	441			
Accumulation fund	442			39 591
Special purpose financing and receipts	450		24 520	15 643
Retained earnings of proceeding years	460	49 292		
Uncovered loss of proceeding years	465		-3 167 311	-2 767 390
Retained earnings of the accounting year	470	344 418	3 234 765	
Uncovered loss of the accounting year	475			-399 921
TOTAL SHAREHOLDERS' EQUITY	**490**	**2 883 383**	**1 011 585**	**-2 231 084**
LONG-TERM LIABILITIES				
Loans and credits	510	11 994 932	7 062 562	2 252 738
bank credits	511	9 828 240	7 062 562	2 242 402
other loans	512	2 166 692		10 336
Other long-term liabilities	520			
TOTAL LONG-TERM LIABILITIES	**590**	**11 994 932**	**7 062 562**	**2 252 738**
CURRENT LIABILITIES				
Loans and credits	610	4 488 485	2 847 049	2 703 099
long-term bank credits	611	3 871 817	2 833 490	2 690 440
other long-term loans	612	616 668	13 559	12 659
Accounts Payable	620	3 723 272	7 423 714	7 736 794
trade liabilities	621	1 274 472	1 676 329	2 459 726
promissory notes	622	237 795	658 645	40 204
arrears of wages	624	77 405	81 240	69 169
state non-budget funds	625	26 667	50 424	35 736
state funds	626	168 417	176 194	50 105
advances	627	1 938 516	4 771 117	5 025 649
other creditors	628		9 765	56 205
Payables to founders on incomes' payments	630	2 478		
Deferred revenue	640	20 670	4 756	
Reserve fund for future expenses and payments	650	702 658	1 312 082	1 135 870
Other current liabilities	660			
TOTAL CURRENT LIABILITIES	**690**	**8 937 563**	**11 587 601**	**11 575 763**
TOTAL EQUITY AND CURRENT LIABILITIES	**699**	**23 815 878**	**19 661 748**	**11 597 417**

Contact information

Joint Stock Company
«Scientific Production Corporation «IRKUT»

3, Novatorov Street
664020 Irkutsk
Russian Federation
tel.: +7 (3952) 322 909, 322 942
fax: +7 (3952) 322 945, 322 911

30/7, B. 2, Bolshaya Molchanovka Street
121069 Moscow
Russian Federation
tel./fax: +7 (095) 777 2101

info@irkut.com
www.irkut.com



REPORT

of Joint Stock Company "Scientific-Production Corporation "Irkut"

(Irkut Corporation, the Company, the Corporation)

I. Company background

1. Information of Company's name (name)

Full name:
In Russian: Joint Stock Company "Scientific-Production Corporation "Irkut"
Abbreviated name:
In Russian: JSC "Corporation "Irkut"
In English: Irkut Corporation

The Company name shall not be considered a trade or a service mark.

Information of changes in the name and administrative and legal status of the Company:

Full and abbreviated Company name	Administration and legal status	Reason and date of changes
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by General meeting of shareholders, protocol No. 20 of 6 July 2004. Registration certificate of EGRUL, issued Russian MNS Inspection №17 of Moscow North-East administrative district No. 2047717018831 of 06 August 2004.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 18 of 2 December 2003. Registration certificate of EGRUL, issued by Russian MNS Inspection of Irkutsk Leninsky district of Irkutsk region, No. 2033801435974 of 15 December 2003.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 15 of 27 December 2002. Registration certificate of EGRUL, issued by Russian MNS Inspection of Leninsky district of Irkutsk region, No. 2023841426860 of 30 December 2002.
"Irkutsk aviation industrial association" Joint Stock Company, JSC "IAPO"	Joint Stock Company	Approved by Annual general meeting of shareholders, protocol No. 5 of 8 June 1996. Approved by Registration office of Irkutsk Authorities No. 1177-IRP of 15 June 1996.
"Irkutsk aviation industrial association" "IAPO" JSC, JSC "IAPO"	Joint stock company	Resolution of Head of Administration of Leninsky district of Irkutsk, No. 2062 of 13 October 1992.
State enterprise "Irkutsk aviation industrial association", "IAPO"	State enterprise	MAP Order No. 205 of 21 April 1989.
State enterprise "The 60 years USSR Irkutsk aviation plant", IAZ	State enterprise	Resolution of the Supreme Soviet of the USSR presidium of 14 October 1982.
State enterprise "Irkutsk aviation plant", IAZ	State enterprise	MAP Order No. 211 of 14 May 1975.

2. Location of the Company and other contact information

Period	Location
Since the date of foundation up to 22 January 2004.	3, Novatorov st., Irkutsk 664020, Russia
Since 22 January 2004 up to the present	Building 1, 13, Novoalexeevskaya st., Moscow 129626, Russia
Phone/fax:	(095) 777-2101, 291-6661
Email, web-page (pages) in Internet, where information of the Company and emitted and/or being emitted stocks is available	info@irkut.com www.irkut.com
Department of investors relations (the Head of the Department – Elena N. Odyagailo)	
Phone/fax	***(095) 777-2101, extension: 7536, 7622***
Email	odyagaylo@irkut.com
Management Department (the head of the Department – Valery V. Dashevsky)	
Phone/fax	***(095) 777-2101, extension: 7254***
Email	mark@irkut.ru

3. Identification number of taxpayer (INN)

3807002509

4. Information of state registration of the Company

By Resolution of the Head of Administration of Leninsky district of Irkutsk No. 2062 of 13 October 1992 the "Irkutsk aviation industrial association" Joint Stock Company of open type was established.

State registration certificate of legal entity series IRP-P No. 1177 issued by Registration office of Irkutsk Authority on 13 October 1992.

In accordance with information of legal entity registered in the General State Register before 1 July 2002 indicated in the certificate, the main registration number is: No. 1023801428111.

Date of registration: 19 September 2002.

Name of registration office: MNS Inspection of Russia, Leninsky district of Irkutsk region.

5. Share capital structure

The amount of the share capital of the Company is 2 636 839 584 roubles. The Share capital of the Company consists of inscribed ordinary non-documentary shares in the quantity of 878 946 528 shares of nominal value 3 (three) roubles per each. The part of ordinary shares in the share capital is – 100 per cent.

The total number of shareholders

On 30.06.2004

The total number of persons registered in the Register of the Company's shareholders by the end of financial quarter: ***804***

Including nominee: **11**

On 31.03.2004

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***802.***

Including nominee: ***9.***

On 31.12.2003

The total number of persons registered in the Register of the Company's shareholders by the end of financial quarter: ***878.***

Including nominee: ***8.***

On 30.09.2003

The total number of persons registered in the Register of the Company's shareholders by the date of Securities booklet approval: ***920.***

Including nominee: ***9.***

On 30.06.2003

The total number of persons registered in the Register of the Company's shareholders by the date of Securities booklet approval: ***940.***

Including nominee: ***8.***

On 31.03.2003

The total number of persons registered in the Register of the Company's shareholders by the date of Securities booklet approval: ***998.***

Including nominee: ***9.***

Information of shareholders holding not less than 5 per cent of the Authorized capital, or not less than 5 per cent of ordinary stocks of the Company, and information of shareholders of such entities holding not less than 20 per cent of their Authorized capital, or not less than 20 per cent of ordinary stocks.

Full and abbreviated name of enterprise: Closed joint stock company "FTK" Company, JSC "FTK" Company
Identification number of taxpayer: 7707044904
Location: Building 1, 6, Tverskaya-Yamskaya st., Moscow 125047, Russia
The share in the authorized capital of the Company: 22,82%
The share of ordinary stocks of the Company: 22,82%

Shareholders holding not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:
Full and abbreviated name of enterprise: «Hargood International PLC». The enterprise is established in accordance with legislation of Great Britain
Location: PO BOX 33, DISS, Norfolk, England
The share in the authorized capital of the Company shareholder: 37,85%
The share of ordinary stocks of the Company shareholder: 37,85%

Full and abbreviated name of enterprise: Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC
Identification number of taxpayer: 7740000090
Location: 23B, Polikarpova st., Moscow 125284, Russia
The share in the authorized capital of the Company: 13,23%

The share of ordinary stocks of the Company: 13,23%

Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:

Name: Ministry of property relations of the Russian Federation
Identification number of taxpayer: None
Location: Moscow
The share in the authorized capital of the Company shareholder: 100%
The share of ordinary stocks of the Company shareholder: 100%

Full and abbreviated name of enterprise: Closed Joint Stock Company "Aerocom", CJSC "Aerocom"
Identification number of taxpayer: 3810017706
Location: 3, Novatorov st., Irkutsk, 664020, Russia
The share in the authorized capital of the Company shareholder: 9,16%
The share of ordinary stocks of the Company shareholder: 9,16%

Shareholders holding not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of the ordinary stocks:

None.

Full and abbreviated name of enterprise: Joint Stock Commercial Bank "Moskovsky Delovoy Mir" (open joint stock company), "MDM-bank" JSC
Identification number of taxpayer: 7706074960
Location: Building 1, 33 Kotelnicheskaya nab., Moscow 115172, Russia
The share in the authorized capital of the Company shareholder: 9,92%
The share of ordinary stocks of the Company shareholder: 9,92%

Shareholders holding not less than 20 per cent of the authorized stock of the Company shareholder, or not less than 20 per cent of the ordinary stocks:

None.

6. Information of share of state or local government bodies in the authorized capital of the Company, and of their exclusive rights ("golden stock"), if any.

The amount of the authorized capital of the Company held by state (federal subjects of the Russian Federation), and by local government bodies: 0,02% of federal property;

Name of body managing state parcel of shares: None

Location: None

Name of entity carrying out duties of shareholder of the Company on behalf of the Russian Federation, a Russian Federation subject, or a local management body: The Russian Fund of Federal Property

Exclusive right to participate on behalf of the Russian Federation, a subject of the Russian Federation, or a local management body in managing the Company joint stock company ("golden share"), and the duration of the right ("golden share"): there is no exclusive rights.

7. Limits of participation in the authorized capital of the Company

Clause 12 of Federal law "Of government adjustment of aircraft development" provides the following limits: to establish an aircraft enterprise in Russia involving foreign investments, to elaborate, manufacture, test, repair and/or utilize aircraft machinery, is allowed only if the share of the foreign capital is less than twenty-five percent of the authorized capital, and the management bodies of such enterprise consist of only Russian residents.

There are no more limits of participation in the authorized capital of the Company.

8. Changes in complement and share of stocks of shareholders who holds not less than 5 per cent of the authorized capital of the Company, or not less than 5 per cent of its ordinary stocks

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***11.05.2004***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	14,7%	14,7%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***02.12.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	14,7%	14,7%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***04.04.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%

United State enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***04.04.2002***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***16.04.2001***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***10.04.2000***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise"	14,7%	14,7%

GUP "Sukhoy AVPK"		
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***01.04.1999***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
United State enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

9. Changes in the authorized capital amount

Period	1999	2000	2001	2002	2003	2004
Amount and structure of the authorized capital on the date of the beginning of the year	552 700 roubles, divided into 690875 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each
Name of management body decided to change the amount of the authorized capital	General meeting of shareholders			General meeting of shareholders	General meeting of shareholders	General meeting of shareholders
The date of making and No. of Protocol of meeting (conference) of the management body decided to change the amount of the authorized	Protocol No. 9 of 14.08.1999			Protocol No. 2 of 01.08.2002	Protocol No. 18 of 02.12.2003	Protocol No.18 of 02.12.2003

capital						
The amount of the authorized capital after each change	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 3 roubles each	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878946528 stocks of nominal value 3 roubles each

10. Registrar of the Company

Name: "Ediny registrator" Closed Joint Stock Company
Location: 12, Sverdlovskaya nab., Saint Petersburg, 195009, Russia
Postal address: 12, Sverdlovskaya nab., Saint Petersburg, 195009, Russia
Phone: (812) 324-64-10
Fax: (812) 324-64-02
Registrar license to keep register of securities holders:

License No.: №10-000-1-00260
Date of issue: 22.11.2002
Expires on: no time limits
Issued by: Federal Commission for the Securities Market (FCSM)

The Register of inscribed ordinary shares' shareholders is being kept by:

"Ediny registrator" Closed Joint Stock Company (Irkutsk branch)

Location: 1, Dzerzhinskogo st., 664003, Irkutsk

The Register of inscribed ordinary shares' shareholders started being kept on: 30 August 1998.

The Register of holders of inscribed non-documentary bonds of series A01 is kept by:

"Ediny Registrator" Closed Joint Stock Company (Moscow branch)

Location: 48, Shkolnaya St., 101000 Moscow, Russia.

The Register of holders of inscribed non-documentary bonds of series A01 started being kept on: 27 December 2001.

The order of registration and transfer of property rights in securities of the Company:

Making changes in the Register including opening new personal accounts is in accordance with requirements by Regulations of keeping the Register of inscribed securities holders of 02.10.97. (Resolution of FCSM, No. 27).

In accordance with the Regulations of keeping the Register of inscribed securities, the Order of register and transfer of property rights in securities is as follows:

Putting in the Register records of transfer of property rights in securities:

The Registrar is obliged to put in the Register records of transfer of property rights in securities on presenting transfer order by a registered person, who transfers the securities, or a person, to the personal account of whom the securities shall be transferred, or an authorized

representative of one of these persons and/or other documents provided by the Rules or the Regulations.

The Registrar has no right to demand of registered person to present other documents, except for those provided by the Rules and the Regulations.

If securities belong to a person on the basis of general share right, a transfer order shall be signed by all the participants of the general share property. If there is no such signatures, a power of attorney shall be presented, which was given by participants of the general share property to a person having signed a transfer order on behalf of them.

When making transactions with securities belonging to young (under-age) people, the order shall be signed by their official representatives: parents, adopters or guardians. Apart from that there shall be a written permit by guardianship and trusteeship bodies, which gives the right to make securities transactions belonging to under-age people.

After such under-age people have reached coming of age the Order shall be signed by the securities holder him/herself. In cases provided by the Russian legislation a written consent by legal representatives of the under-age person having reached fourteen shall be presented, which gives the right to make a transaction as well as a permit by guardianship and trusteeship bodies to give such consent by a legal representative.

Transfer of securities burdened with liabilities is made by a written consent by person in interests of whom the securities were burdened.

The Registrar puts records in the Register, which reflect transfer of property rights in securities, if:

all the documents necessary in accordance with the Rules and Regulations are presented;

all presented documents include all the information provided by the Rules and Regulations;

the quantity of securities indicated in the transfer order or in other document does not exceed the quantity of securities being registered on the personal account of registered person, who transfers the securities;

signatures of a registered person or his representative are checked in accordance with the Rules and Regulations;

person appealed to the Registrar pays for his services or guaranteed to pay for them in accordance with the price-list;

neither operation on the personal account of the registered person transferring securities is blocked.

Refusal to put a record in the Register is not allowed except for cases provided by the Rules and Regulation. In case of refusal to put a record in the Register, the Registrar not later than within five days since the date of presenting an order of putting a record in the Register, sends to the person appealed a notice of refusal to put a record, the reason to do so, and measures to be taken to eliminate causes preventing the procedure of putting a record in the Register.

Check of signature of the registered person on orders given to the Registrar is made by comparison of a signature of the registered person with its sample in the form of registration of this person kept by the Registrar.

If the Registrar does not have a sample of signature, the registered person shall come to him personally or to certify his signature by notary. Registered person has the right to certify authenticity of his/her signature by a stamp, or a signature of an officer of the Company. In such case authenticity of the signature is responsibility of the Company.

Documents necessary to put in the Register a record of transfer of property rights in securities on making a transaction

The Registrar puts in the Register a record of transfer of property rights in securities on making a transaction if the following documents are presented:

a transfer order (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of the document certifying the right of authorized representative (is passed on to the Registrar);

a written consent of share property participants, in case of the right for share property in securities (is passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of succession

The Registrar puts a record of transfer of property rights in securities as a result of succession in case the following documents are presented:

an original or a copy certified by notary of a succession right certificate (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of a document certifying the right of authorized representative (is passed on to the Registrar);

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of a court decision

The Registrar puts a record of transfer of property rights in securities as a result of a court decision in case the following documents are presented:

a copy of the court decision come into force, certified by the court and accompanied by a court order (are passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

11. Iinformation of auditors of the Company

11.1. Auditing financial and economic activities of the Company is in accordance with requirements by the Russian legislation.

Full name of enterprise: "Gorislavtsev & Co. Audit" Closed Joint Stock Company
Abbreviated name of enterprise: "Gorislavtsev & Co. Audit CJSC
Location: 17/2, Bolshaya Nikitskaya St., Moscow 103009, Russia
Postal address: 3A, 1st Khoroshiovsky proezd, Moscow 125284, Russia
Phone/fax: (095) 255-50-53
E-mail: www.gorislavtsev.ru
Auditor license:

License No.: E 003461
Data of issue: 04.03.2003
Expires on: 04.03.2008
Issued by: Ministry of Finance of RF

"Gorislavtsev & Co. Audit" CJSC is to execute independent auditing of accounting and financial (accounting) reporting of the Company in accordance with requirements of the Russian legislation, on the basis of agreements being concluded in the course of 2004.

Full name of enterprise: "Auditor" limited liability company
Abbreviated name of enterprise: "Auditor" ltd.
Location: 38, Gagarin boulevard, Irkutsk 664000, Russia
Phone: (3952) 34-48-96
Fax: (3952) 34-48-96
Auditor license:

License No.: E 002784
Date of issue: 10.12.2002
Expires on: 10.12.2007

Issued by: Ministry of Finance of RF

The Auditor executes independent auditing of accounting and financial (accounting) reporting in accordance with requirements by the Russian legislation and on the basis of agreements concluded during 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003.

In order to sum up the results of financial and economic activities of the Company, the Auditor of the Company makes a conclusion, which shall include the following information:

- confirmation of authenticity of data represented by reports and other financial documents of the Company;
- information of cases of violation of rules of accounting and financial reporting representation provided by legal acts of the Russian Federation, or violation of legal acts in the course of financial and economic activities by the Company.

Tender for election Auditor is not hold at the moment. Proposing candidates for Auditor of the Company and determining their fees is within the competence of the Board of directors. The Auditor is approved by the General meeting of shareholders.

The Auditor's fees are determined on a contractual basis. The limit for the Auditor's fees shall be approved by the General meeting of shareholders of the Company. The Auditor's fees are determined by the parties within the limit and taking into account the scope of work.

11.2. Auditing of financial and economic activities of the Group (the Company together with its subsidiaries) is in accordance with generally accepted in USA principles of accounting (US GAAP).

Full name of enterprise: «PricewaterhouseCooper's Audit" Closed Joint Stock Company

Abbreviated name enterprise: «PricewaterhouseCooper's Audit" CJSC

Location: 52/5, Kosmodamianskaya nab., Moscow 115054, Russia

Phone: (095) 967-60-00

Fax: (095) 967-60-01

E-mail: anastasia.mikhailova@ru.pwcglobal.com

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2000, 2001.

Full name of enterprise: "KPMG" Closed Joint Stock Company

Abbreviated name of enterprise: "KPMG" CJSC

Location: 11, Gogolevsky boulevard, Moscow 119019, Russia.

Phone: (095) 937-44-77

Fax: (095) 937-44-99

E-mail: kpmgmoscow@kpmg.ru

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2002, 2003.

In order to sum up the results of financial and economic activities of the Group (the Company and its subsidiaries), Auditor of the Company makes a conclusion, which shall include the following information

- confirmation of authenticity of data represented by reports and other financial documents of the Group (the Company and its subsidiaries);

- information of cases of violation by the Group (the Company and its subsidiaries) of generally accepted in USA principles of accounting (US GAAP), or violation of rules of accounting or financial reporting representation.

The election of Auditor is made on the basis of tender among audit companies, participants of "Big four" of KPMG, Ernst&Young, PricewaterhouseCoopers, Deloitte&Touche. Main requirements to auditors: application of methodology of auditing of companies the activities of which are connected with state secret.

The Auditor's fees are determined on the basis of the scope of work as agreed upon by the parties.

Factors, which may influence on independence of the Auditor of the Company, and measures taken by the Company and the Auditor to reduce influence of such factors.

According to Clause 12 of Federal law "Of auditing" No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditors are independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There is no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

12. Information of the Appraiser of the Company

Full name of enterprise: "Consulting and Appraisal Centre" Limited liability company
Abbreviated name of enterprise: "Consulting and Appraisal Centre" Ltd.
Location: 2/4, Perovsky proezd, Moscow 111024, Russia
Appraiser license:

License No.: №003595
Date of issue: 08.02.2002
Expired on: 08.02.2005
Issued by: Ministry of property relations of Russia

The Appraiser is invited by the Company in order to define market value of 1 (One) ordinary stock of the "Irkut Corporation" as a part of non-controlling block of shares with the purpose of redemption of stocks from shareholders in accordance with Clause 76 of Federal law of 26 December 1995 No. 208-FZ "On joint stock companies".

Valuation was carried out as to the status on 22 May 2003 and 27 April 2004.

13. Information on Chief accountant of the Company:

Surname: Smekhov
Name: Sergey
Patronymic: Konstantinovich
Date of birth: 1965
Position: Chief accountant of the Company
Phone: (095) 777-2101
Fax: (095) 777-2101
Place of residence (place of work): Building 1, 13 Novoalexeevskaya St., Moscow 129626, Russia

14. Information of advisers of the Company

14.1. Financial adviser specialized in securities and rendering services of monitoring of disclosure of information by the Company (Client) in the securities market.

Full and abbreviated name of enterprise: "ABK Invest Company' Closed Joint Stock Company, "ABK IC" CJSC
Location: 1, Uritsky pavilion, Pushkin, Saint-Petersburg 196605, Russia
Phone: (812) 230-77-33
Fax: (812) 237-06-50
Web-site in Internet, which is used by financial advisor in order to disclose information of the Company in accordance with requirements of normative acts of FCSM: http://www.avk.ru
Broker license:

License No.: №178-03255-100000
Date of issue: 29.11.2000г.
Expires on: without time limits
Issued by: FCSM

Dealer license:

License No: №178-03343-010000
Date of issue: 29.11.2000г.

Expires on: no time limits
Issued by: FCSM

Services being rendered (having been rendered) by the Financial adviser:

1. Preparation of documents necessary for state registration of additional share issue, including:
   - Preparation of the text of decision of additional shares issue by the Client to be registered at an authorized register office;
   - Preparation of text of Offering circular (Prospectus) to be registered at an authorized register office;
   - Preparation of text of report of results of additional shares issue by the Client to be registered at an authorized register office;
2. Consulting the Client on matters as regards making by its authorized bodies decisions necessary to organize additional share issue in accordance with the Russian legislation (including normative legal acts of FCSM), disclosing by the Client information in connection with organization of additional shares issue, consideration of decision on additional share issue, Offering circular and a report of results of additional shares issue.
3. Consulting the Client on matters of composing a block of documents necessary for registration of a decision of additional share issue, Offering circular and report of results of additional share issue at an authorized register office.
4. Monitoring of information disclosure:
   - In the form of messages of substantial facts (events) concerning financial and economic activities of the Client,
   - In the form of messages being published at every stage of securities issue, including messages of substantial facts connected with issue of stocks/bonds of the Client (hereinafter referred to as "stocks/bonds");
   - In the form of quarter report by the Client;
   - Information of Client's successful execution or failure to execute obligations under bonds of the Client.

14.2. Adviser on organizing additional share issue of the Company.

Full and abbreviated name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (open joint stock company), "MDM-Bank" JSC.
Location: 33/1, Kotelnicheskaya nab., Moscow 115172,
Phone: (095) 797-95-00
Fax: (095) 797-95-01
Web-site in Internet: www.mdmbank.ru

Broker license:
License No.: 177-02956-100000
Date of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM
Dealer license:
License No.: 177-03060-010000
Data of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM
License to manage securities:
License No.: 177-03134-001000

Date of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM

License for depositary activities:

License No.: 177-03942-000100
Date of issue: 15.12.2000
Expires on: no time limits
Issued by: FCSM

Services being rendered (having been rendered) by the Advisor:

1. To provide the Company with information of requirements by the legislation in force towards procedure of issue, placing and circulation of stocks (additional shares);
2. To promote the Company's search and election of a Financial adviser.

14.3. Legal advisor of the Company on additional share issue of the Company.

Full and abbreviated name of enterprise: Clifford Chance CIS Limited
Location:
Registered office: 10 Upper Bank St., London E14 5JJ, Great Britain
Representative office in Russia: 24/27, Sadovaya-Samotiochnaya St., Moscow 127051, Russia
Phone: (095) 258-5050
Fax: (095) 258-5051
Web page in Internet: www.cliffordchance.com
Services rendered (having been rendered) by the Legal advisor:

1. Legal accompanying on placing additional share issue, including legal expertise of the following documents presented by the Company and by the Financial adviser:
   The Decision of additional shares issue;
   The Offering circular (Prospectus);
   The report of results of additional shares issue;
   Corresponding protocols of the General meeting of shareholders, the Board of directors' meeting, at which shall be made a decision on placing additional shares, a decision on approval of Decision of additional shares issue, a decision on the dates of opening and closing of placing, a decision on price of placing additional shares, including the price offered to shareholders having the pre-emptive right to purchase shares, a decision on approval of the report of results of decision of additional shares issue, confirmation of results of execution by shareholders of pre-emptive right to purchase shares, and other corporate decisions the Company consider.

15. Subsidiaries and dependants of the Company

1. Full name of enterprise: Non-governmental Pension Fund "IRKUT"
Abbreviated name: NPF "IRKUT"
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Insuring pensions of employees of the Irkut corporation
Significance to the Company: Increase of social protection of employees of the Irkut Corporation.

2. Full name of enterprise: "BETA AIR" Closed Joint Stock Company
Abbreviated name of enterprise: "BETA AIR" CJSC
Location: 16, Schmidt St., Taganrog, Rostov region, 347922, Russia
Share of the Company in the authorized capital of the legal entity: 66,15%.
Share of ordinary stocks of the enterprise held by the Company: 66,15 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Marketing, distribution and after-sales service of aeroplane-amphibian Be-200 and its modifications.
Significance to the Company: Marketing, distribution and after-sales service of aeroplane-amphibian Be-200 and its modifications, which is a prospective product of the Irkut Corporation.

3. Full name of enterprise: Close Joint Stock Company " Design Bureau "Russian avionics"
Abbreviated name of enterprise: "OKB "Russian avionics" CJSC
Location: Gromov LII, Zhukovsky, Moscow region 140160, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Elaboration, integration and modernization of air systems of control and navigation, systems of accurate directing of arms for combat aircraft machinery.
Significance to the Company: Elaboration, integration and modernization of air systems of control and navigation, systems of accurate directing of arms for the Irkut Corporation to support aeroplanes Su, pilot less flying machines, aeroplanes L-39; delivery of spare parts for modernization of Su series aeroplanes.

4. Full name of enterprise: "Itela" Closed Joint Stock Company
Abbreviated name of enterprise: "Itela" CJSC
Location: 5, Pobedy boulevard, Rybinsk, Yaroslavl region 152920, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Scientific research and designers' work in the sphere of aircraft instrument-making, in the sphere of distributing nets of data transmission, in the sphere of application of modern technologies in constructing and making high quality components.
Significance to the Company: Elaboration and production of sensors and systems of control and production of aircraft machinery.

5. Full name of enterprise: "Techservisavia" Closed Joint Stock Company
Abbreviated name of enterprise: "Techservisavia» CJSC
Location: Building 1, 6 1st Tverskaya-Yamskaya St., Moscow 125047, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Design of aeroplanes

Significance to the Company: Elaboration and delivery of special industrial equipment for Su aeroplanes.

6. Full name of enterprise: "Hydroaviasalon" Closed Joint Stock Company
Abbreviated name of enterprise: "Hydroaviasalon" CJSC
Location: 3, Solnechnaya St., Gelendzhik 353470, Krasnoyarsk region, Russia
Share of the Company in the authorized capital of the legal entity: 30%.
Share of ordinary stocks of the enterprise held by the Company: 30 %.
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Organizing and conducting aircraft exhibition in Gelendzhik town.
Significance to the Company: Organizing and conducting in Gelendzhik demonstration flights of aeroplane-amphibian Be-200 during exhibitions.

7. Full name of enterprise: "ATS-32" Closed Joint Stock Company
Abbreviated name of enterprise: "ATS-32" CJSC
Location: 98, Mira St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 27%.
Share of ordinary stocks of the enterprise held by the Company: 27 %.
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Rendering communication services.
Significance to the Company: Providing employees of the Irkut Corporation with communication services.

8. Full name of enterprise: "Taganrog aviation scientific and technical complex in the name of Beriev" Open Joint Stock Company.
Abbreviated name of enterprise: "TANTK of Beriev" JSC
Location: 1, pl. Aviatorov, Taganrog, 347923, Rostov region, Russia
Share of the Company in the authorized capital of the legal entity: 39,57%.
Share of ordinary stocks of the enterprise held by the Company: 39,57 %.
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Scientific research and experimental designers' work, testing, experimental production, inculcation in serial production, updating and modifying available samples of aircraft machinery, including amphibian: Be-12, Be -32, Be -103, Be -200; scientific and technical support of operation, author's monitoring.
Significance to the Company: Experimental and designer's work, scientific and technical support of operation of aircraft machinery – amphibian aeroplane Be-200.

9. Full name of enterprise: "IRKUT AviaSTEP" Closed Joint Stock Company
Abbreviated name of enterprise: "IRKUT AviaSTEP" CJSC
Location: Building 2, 30/7, B.Molchanovka St., Moscow 121069, Russia
Share of the Company in the authorized capital of the legal entity: 100%.
Share of ordinary stocks of the enterprise held by the Company: 100 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%

Main type of activities: Scientific research and experimental designers' work and realization, support of operation after-sales service for aircraft and aero cosmic machinery.
Significance to the Company: Scientific research and designers' work on tactic transport aeroplane IRTS (MTA) under Company's order.

10. Full name of enterprise: "Scientific, Research and Design Institute of Measurement Instrumentation for Mechanical Engineering" Open Joint Stock Company
Abbreviated name of enterprise: "NII izmerenia" JSC
Location: Building 1, 13 Novoalexeevskaya St., Moscow 129626, Russia
Share of the Company in the authorized capital of the legal entity: 97,96%.
Share of ordinary stocks of the enterprise held by the Company: 97,96%.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Scientific research work, elaboration of means of control over technology processes in mechanical engineering and other fields of production.
Significance to the Company: Scientific research, which is used by Company in order to support its main activities.
Has no substantial influence on results of financial and economic activities of the Company.

11. Full name of enterprise: "Design Bureau in the name of A.S.Yakovlev" Open Joint Stock Company
Abbreviated name of enterprise: "OKB of. A.S.Yakovlev" JSC
Location: 68, Leningradsky prospect, Moscow 125315, Russia
Share of the Company in the authorized capital of the legal entity: 75,46%
Share of ordinary stocks of the enterprise held by the Company: 85,82%.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Elaboration of samples of aircraft machinery for civil, military and special purposes, scientific research, designers' and technical, and production and economic work.
Significance to the Company: Carrying out scientific technical and designers' production and economic works in the sphere of aircraft machinery of civil and military purposes.

16. Branches and representative offices of the Company

The Company has a branch at address: 3, Novatorov, Irkutsk 664020, Russia
Name of branch:

- full in Russian: "Irkutsk aircraft plant", branch of the Irkut Corporation in Irkutsk;
- abbreviation:
  - in Russian: IAZ;
  - in English: Branch of the Irkut Corporation - IAZ

The Company has a representative office located at address: 16, Schmidt St., Taganrog 347922, Russia

II. Detailed information about the Company

1. Information on creation and development of the Company

JSC "Scientific-Production Corporation "Irkut" has been created for an undetermined period of time. The Company has existed for more than 70 years.

JSC "Scientific-Production Corporation "Irkut" is the leader among Russian enterprises specializing in production of civil and military aeromechanics.

Irkutsk aircraft plant was created in accordance with Order No. 181 of USSR Main Administration of industry of People's commissariat on heavy engineering signed on March 28, 1932. The new plant was to supply aircrafts for Red Army divisions in the Far East. The plant was built in extremely short time; the commissioning took place on August 24, 1934.

The first aircraft produced at Irkutsk plant was I-14, which was levitated in 1935. In 1936 serial output of fast-speed bomber aircraft SB began.

Since 1936 Irkutsk plant performed serial production of airplanes of almost all Soviet development design offices (DDO) - I-14, SB, Pe-2, Pe-3, Il-4, Er-2, Tu-2, Tu-14, Il-28, An-12, Yak-28, An-24T, MiG-23UB, MiG-27, Su-27UB and Su-30.

In autumn of 1937 first airplanes SB were supplied to China. Since then airplanes produced in Irkutsk have been exported to more than 20 countries of the world.

During the Second World War Irkutsk plant in a very short time began serial production of dive-bombers Pe-2, long-distance pursuit planes Pe-3, heavy bombardment aircrafts Il-4 and Er-2, the first pilot item of long-distance bombardment aircraft Il-6 was produced.

After the war the plant began manufacturing of a series of jet-driven torpedo bombers Tu-14. From 1953 till 1956 the plant produced jet-driven front-line bombers Il-28. In 1957 serial production of heavy military transport planes An-12 began.

Since 1960 the enterprise produced supersonic aircrafts Yak-28 and its basic modifications for 11 years. From 1970 till 1978 the plant manufactured the first in the world serial supersonic two-seater training airplane with variable foil geometry MiG-23UB. Bomber aircrafts MiG-27-K and fighter bombers MiG-27M were made at Irkutsk plant.

In 1986 the production of pursuit plane of the fourth generation Su-27UB began. This model was the basis for development of airborne interceptor Su-30 and multi-mission fighter Su-30MKI.

In late 1980's implementation of CAD took place at the plant; it allowed to make the production technology level much higher. Nowadays modern systems for design of technical processes of semifinishing and stamping shop, mechanical assembly production, thermal and assembly productions have been implemented at the plant.

The new stage in the history of the Company started on October 13, 1992 when the enterprise was reorganized into an open joint-stock company and registered as JSC "Irkutsk aircraft production association".

Alteration of the pattern of ownership attracted private investments necessary for development of the own scientific and technical base, reconstruction and equipment of the primary production. Simultaneously the Company solved the task of diversification of the product line. In 1992 works dealing with amphibious aircraft Be-200 project began.

High qualification of personnel, modern scientific and production base ensure high quality of the Company products. In 1997 JSC "Irkutsk aircraft production association" became the first Russian enterprise of aircraft industry, which received the certificate of conformity of the quality system to international standards ISO 9002.

December 19, 2002 the shareholders' general meeting made resolution on renaming JSC "Irkutsk aircraft production association" into JSC "Scientific-Production Corporation "Irkut"

At present Corporation "Irkut" is one of the main manufacturers of pursuit planes of Su family and provides 10% of RF arms exports.

The Corporation supplies to the world market two-seater training and battle pursuit plane Su-27UBK, two-seater multi-mission pursuit plane Su-30MKI, and multi-mission military plane Su-30KN.

Realizing the strategy of diversified growth the Company develops its own projects in the field of civil aircraft construction. The main civil projects are: multi-mission jet-driven amphibious aircraft Be-200, lightweight flight vehicle Gyroplane-002, multi-mission civil transport plane IRTS (MTA).

Nowadays the Company is a vertically integrated holding providing design, manufacturing, sales and after-sale service of civil and military aeronautical engineering. The Company includes JSC "OKB of A.S. Yakovlev", CJSC "BETA AIR", JSC "TANTK of Beriev", CJSC "OKB "Russian avionics", CJSC "Itela", CJSC "IRKUT AviaSTEP", CJSC "Tekhservisavia" and "Hydroaviasalon" Ltd.

The main purpose of the Company activities is satisfying market demand in aeronautical engineering, satisfaction of social needs for goods and services. The Company Mission is preservation and development of Russian civil and military aircraft industry.

2. Risk Factors

2.1. Risks relating to the Company

Risks associated with the Company's activity

The Company's principal activity is the production of military aircraft. Consequently, the Company's financial position is dependent on the global demand for weapons and military equipment. This demand is affected by factors such as the international political situation, the balance of power between the purchasers of military aircraft and individual countries' budgets for national expenditure.

Deterioration of political relations between Russia and the countries to which the Company exports its products may, in some circumstances such as the imposition of sanctions, prevent the Company from receiving outstanding payments under its existing sales contracts or entering into new sales contracts which may result in the Company's results of operations and business prospects being adversely affected.

Risks associated with restrictions on access to information about the Company

The operations of the Company and its subsidiaries and affiliates related to the construction and sale of military aircraft are subject to the Federal Law of 21 July 1993 No. 5485-1 "On State Secrets", as amended (the "Law on State Secrets"). Access to certain information about the Company, its subsidiaries and affiliates may only be granted to organisations and individuals that hold security licences and the appropriate form of clearance.

Dependence on major suppliers

Although the Company has more than 2,000 suppliers of raw materials and components, the Company is dependent on a small number of suppliers for components that are crucial for production of its aircraft, such as OAO Verkhnesaldinskoye Iron & Steel Production Association ("VSMPO") for rolled titanium, OAO "Ufa Engine Industrial Association" ("UMPO") and State Research and Production Centre Moscow Machine Production Plant "Salut" ("Salut") for engines and Zvezda for ejection seats. In the event one or more of the Company's suppliers fails to fulfill its or their obligations for any reason, the Company may find it difficult to meet its own deadlines for production and delivery of aircraft. If the Company is unable to find an alternative supplier, or any supplier is either unable to manufacture additional products in time or at all, this may have a material adverse effect on the Company's business.

Technological risks

As an industry, which requires the use of, advanced technology to remain competitive, aircraft manufacturers have to make investments in research and development and modernize and upgrade production facilities frequently. The reduction in Russian state budget expenditure and the economic problems in Russia during the 1990s had a negative impact on the level of the Russian Government's investments in the Russian aviation industry in general and in the Company in particular. Following its privatisation in 1992, the Company began to attract additional financing from third parties in the private sector. Failure by the Company either to generate sufficient cash flows from operations to finance research and development activity on a regular basis or to attract external funding may adversely effect its competitiveness and, as a result, business in general.

Export controls and other regulations

The export market is a significant market for the Company. However, many of the products the Company designs and manufacturers for military use are considered to be of national strategic interest. Consequently, the export of such products outside of the Russian market is restricted and subject to licensing and export controls. There can be no assurance that the export controls to which the Company is subject will not become more restrictive, that new generations of the Company's products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licences for one or more clients. Reduced access to military export markets may have a material adverse effect on the Company's financial position and results of operations.

The Company is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, the Company's ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Risks associated with the role of Rosoboronexport in contracting

Exports of the Company's military equipment are conducted through Rosoboronexport, which contracts for exports of military equipment on behalf of Russian companies that do not have a license for export of such equipment. Consequently, Rosoboronexport is the payment counterpart to which the Company is exposed rather than the ultimate purchaser of the Company's aircraft. Due to its position as the exporter of the majority of Russia's military equipment, Rosoboronexport has control over conclusion of contracts for export of military equipment.

Risks associated with state regulation and the possibility of increasing state control of industry

The principal activity of the Company is the production of military and dual-use aircraft, a large proportion of which are exported. There are a number of Russian federal laws and regulations that regulate business activity in this field. These regulations provide Russian government bodies with extensive authority to control and regulate the activity of companies that export military equipment. Any increase of state control or intervention into the business activities of companies engaged in the export of military equipment may have an adverse effect on the Company's business or results of operation.

There can be no assurance that the export controls to which the Company is subject will not become more restrictive, new generations of the Company's products will not also be subject to similar or more stringent controls or political factors will not make it more difficult or impossible to export aircraft for one or more customers. Reduced access to military export markets may have an adverse effect on the Company's business or results of operation.

Availability of Russian state funding

Whilst the Company and its principal competitors in Russia may benefit from Russian state funding of product development, since the early 1990s the amount of Russian state spending has declined. No assurances can be given that such funding will continue to be made available. Currently, the Company does not receive any Russian state funding except for financing for the maintenance of mobilisation and certain social assets. A decrease in the level of Russian state funding which the Company may receive for product development may have a material adverse effect on the Company's business and results of operations.

Product liability and warranty claims

The Group designs, develops and produces a number of high profile products of large individual value. The Company is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. Currently the Company does not have any product liability insurance. No assurances can be given that claims will not arise in the future or that any potential insurance cover, which the Company may have, will be adequate.

Environment risks

The production of aircraft has an inevitable impact on the environment and the Company is engaged in various operations aimed at reducing such impact. Any significant environmental damage at the Company's production facilities may have a material adverse effect on the Company's business and results of operations.

Production capacity constraints

The Company has held preliminary discussions with other Russian aircraft manufacturers with a view to entering into production sharing arrangements pursuant to which the preliminary stages of the production process would be performed at the production facilities of such other producers whilst some of the final assembly process currently performed at those production facilities would be transferred to the Company's Irkutsk plant. In addition, the Company has held preliminary discussions regarding the possibility of acquiring or leasing capacity from Russian state-owned aircraft production plants for the production of the Company's orders.

If the level of the Company's order book were to increase significantly the Company is not successful in entering into production sharing agreements or in acquiring or leasing additional capacity, the Company may not have sufficient capacity at the Irkutsk plant to process all of its orders in a timely manner. If this happens, the Company's business and results of operations may be materially adversely affected.

Foreign exchange rates fluctuations

A substantial part of the Company's revenues are denominated in US dollars while the Company's costs are denominated in roubles. Although approximately 60% of these costs are tied to the US dollar, changes in rouble inflation and exchange rates may significantly affect the results of the Company's performance.

Ownership risks due to privatisation legislation

The Company and a number of its subsidiaries and affiliates are Russian privatized companies. To the extent that Russian privatization laws have been vague, inconsistent or in conflict with other laws, including conflicts between federal and regional privatization laws, many Russian privatizations are arguably deficient and therefore vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 granted to the Moscow City Government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the Presidential decrees addressed issues that were the subject of federal law. In addition, the Russian Government recently cancelled the results of a 1993 tender in respect of the "Sakhalin-3" project. The right to develop the project's major oil field was originally held by Exxon Mobil and Chevron Texaco based on the

results of the tender in 1993. There have also been suggestions in the press that the Russian Government may examine the legality of the privatization of certain large oil and gas companies. In the event that the Company or any of its subsidiaries or affiliates which is a privatized company is subject to a claim that it has been improperly privatized and is unable to defeat such claim, the shareholders of the Company may lose their rights to the Shares and the Company and its subsidiaries or affiliates may lose their respective rights to their assets and their respective privatized subsidiaries or affiliates, which could materially affect the Company's production capacity, market share and results of operations.

Any non-Russian judgments or arbitral awards that investors may obtain against the Company may not be enforceable in Russia and investors may have limited recourse against the Company and its directors or officers

All of the directors and the executive officers of the Company reside in Russia. Substantially all of the Company's assets and the assets of such persons are located in Russia. As a result, investors may not be able to effect service of process on, or obtain or enforce a court judgment or arbitral award against, the Company, its subsidiaries and affiliates or their officers and directors in jurisdictions outside of Russia. In addition, there is no treaty between Russia and the United Kingdom on mutual recognition and enforcement of court judgments, including actions based on civil liability provisions of English financial services law. Investors may not be able to obtain or enforce foreign court judgments or arbitral awards against the Company, its subsidiaries and affiliates or their respective officers and directors on any basis. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares.

Limitations on foreign companies investing in the Russian military industry companies

Federal Law No. 10-FZ "On State Regulation of the Aviation Industry" dated 8 January 1998 provides that foreign participation in the share capital of Russian aviation companies must be less than 25% and that members of the management bodies of such companies must be Russian nationals. These restrictions are drafted as relating to the participation level upon incorporation of a company and it remains unclear whether they apply to companies, such as the Company, which were incorporated before the law's effectiveness. However, Federal Law No. 128-FZ "On Licensing of Certain Activities" dated 8 August 2001 and the Decree No. 346 dated 27 May 2002 extend these restrictions to all Russian aviation companies by making compliance with these limitations a requirement for the issuance and use of licenses for designing, manufacturing, servicing and testing of aircraft. The limitation on foreign companies investing in Russian military companies may have a negative impact on the Company's ability to access international capital markets and, in turn, negatively impact the Company's results of operations. Moreover, it is unclear whether these requirements also apply if the 25% limitation on foreign ownership is exceeded by virtue of secondary sales by Russian shareholders to foreign persons. A substantial amount of the Company's shares are held through nominee holders, which makes it difficult to monitor the level of foreign participation. Should foreign participation increase above the prescribed maximum level, which may happen outside of the Company's control, there is a risk that this may result in some or all of the Company's licenses being suspended or invalidated. Should this happen, the Company may be unable to engage in some or all of its core activities and the Company's business and results of operations may be materially adversely affected.

2.2. Risks associated with the Russian Federation

Political and social risks

Currently the Russian Federation is undergoing a substantial political and economic transformation. The changes began with the collapse of the USSR and continue now. They are seen in the reform of government agencies and transition from a centrally controlled command economy under communist regime to a pluralist market-orientated democracy. These changes aim at creation of liberal social-democratic government, free goods and capital markets, fair

competition and optimal conditions for entrepreneur activity. However, considering the current state of political and social spheres there remains a risk that the reforms may be discontinued, which will adversely affect the value of foreign investments in Russia, including the trading price of the Shares.

One of the political risk factors is the relatively unstable legal regime of the Russian Government that exercises control over executive power and has the right of issuing mandatory regulations. The value of investments in Russia could be reduced and the prospects of the Company could be harmed if governmental instability recurs or if reform policies are reversed.

The Russian Federation is a federal state, which consists of 89 political units. The delineation of authority among the constituent entities of the Russian Federation and federal government authorities is often uncertain and at times contested. Lack of consensus between the Russian Government and regional authorities often results in the enactment of conflicting legislation at various levels, and may result in political instability. The lack of consensus may have negative economic effect on the Company and the trading price of the Shares.

In addition, ethnic, religious, historical and other differences have occasionally given rise to tensions and, in certain cases, military conflicts. Russian military forces have been engaged in operations in Chechnya in the recent past and continue to maintain a presence there. The political situation in Chechnya has severely disrupted normal economic activity within the republic and the economies of the neighbouring regions. The spread of terrorist activity, such as the hostage crisis at a Moscow theatre in 2002, explosions in Kislovodsk and Moscow in December 2003 and the explosion on a Moscow metro train in February 2004, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some part of or throughout the Russian Federation. These events could have a material adverse effect on the investment environment in the Russian Federation.

Social conditions in the Russian Federation are also unstable. The failure of some Russian companies to pay full salaries on a regular and timely basis, the failure of salaries and benefits to keep pace with the increasing cost of living and the discrepancy between levels of income and social stratification may lead to future labour and social unrest. This may have political, social and economic consequences, such as increase of support for renewal of centralized authority, increased nationalism with restrictions on foreign involvement in the Russian economy and increased violence, any of which could have a material adverse effect on the Company's business.

The political and economic changes in Russia since early 1990 have resulted in reduced policing of society and increased lawlessness. Reportedly, organized criminal activity has increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers. Property crime in large cities has also increased substantially. In addition, the Russian and international press have reported high levels of corruption in Russia and other countries of the Commonwealth of Independent States (the "CIS"), including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interests of the government and individual officials. Additionally, published reports indicate that a significant number of Russian media outlets regularly publish biased articles in return for payment. The operations of the Company could be adversely affected by illegal activities of third parties, corruption or claims implicating the Company in illegal activities, which could in turn materially adversely affect the trading price of the Shares.

The Russian Government's recent investigation into the privatization of, and the tax schemes used by, OAO "NK "Yukos" has caused comments in the international press that recent economic reforms may be overturned. While the Russian Government has indicated that the case against Yukos is in respect of specific incidents of fraud and tax evasion, in the event that similar cases are brought against Russian companies, it could have a material adverse effect on the investment environment in the Russian Federation.

If the current or future authorities in Russia were to apply significant pressure on the Company and its major shareholders, it could have serious adverse effects on the operations and

financial results of the Company. Such effects could include, but would not be limited to, the inability of the board of directors to act independently from external pressure and the distraction of management from the day-to-day operations of the Company.

Economic risks

Simultaneously with the enactment of political reforms, the Russian Government has been attempting to implement policies of economic reform and stabilization. These policies have involved liberalizing prices, reducing budget expenditures and subsidies, privatizing state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment.

After an initial post reform period, the Russian economy was characterized by declining industrial production, significant inflation, a managed but unstable currency, rising unemployment and underemployment, high government debt relative to gross domestic product, high levels of corporate insolvency with little recourse to restructuring or liquidation in bankruptcy proceedings, a weak banking system providing limited liquidity to Russian enterprises, widespread tax evasion, high levels of corruption, the penetration of organized crime into the economy, and the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to downturns. The events and aftermath of 17 August 1998—the Russian Government's default on its short-term rouble-denominated treasury bills and other securities, the abandonment by the Central Bank of the rouble currency band and efforts to maintain the rouble/US dollar rate within the Central Bank's specified currency band and the temporary moratorium on certain hard-currency payments to foreign counterparties—led to a severe devaluation of the rouble, a sharp increase in the rate of inflation, a significant decrease in the credibility of the country's banking system with western financial institutions, significant defaults on hard currency obligations, a dramatic decline in the prices of Russian debt and equity securities, and an inability to raise funds on international capital markets. While the Russian economy has improved in a number of respects since 1998, there can be no assurance that these recent positive trends in the Russian economy will continue or will not be reversed.

Over the past four years, the Russian Federation has experienced economic growth and improved economic stability in certain sectors. However, a large volume of borrowings by Russian companies both on the domestic and foreign markets in the last few years may result in borrowers being unable to pay off their debts in the event of economic downfall. As the majority of assets of many Russian banks consist of debt obligations of Russian borrowers, a multitude of defaults may lead to the collapse of the banking system and a similar crisis to the one in 1998. Even though the Government enacted successful measures for stabilizing the banking sector, there can be no assurance that these recent positive trends will continue or will not be reversed. Furthermore, there can be no assurance that economic growth will continue in the future. The Russian legal system, in particular with respect to bankruptcy proceedings, remains underdeveloped. Tax evasion, extensive impoverishment and the proliferation of organized crime continue to plague the Russian economy.

Although economic conditions in the Russian Federation have improved in the last three years, the prospect still exists of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of the Russian economy. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that the Russian Federation will remain receptive to foreign trade and investment, or that the Russian economy will improve.

Russia's physical infrastructure

The physical infrastructure of the Russian Federation largely dates back to Soviet times and has not been adequately funded and maintained over the past decades. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. Road conditions in the Russian Federation are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased

charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. This could directly or indirectly have a material adverse effect on the Company.

Dependence on high oil and gas prices

As the Russian Federation produces and exports large amounts of oil and gas, the Russian economy is particularly vulnerable to the price of such commodities on the world markets. While oil and gas prices have remained high over the last few years, there can be no assurance that this trend will continue. In particular, it is not possible to assess the impact that large scale production and export of oil from Iraq will have on oil prices. Any decline in the oil and gas prices may slow or disrupt the Russian economy, limit the Russian companies' access to capital and have a material adverse effect on the business, financial condition and prospects of the Company.

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation could adversely affect the operational activity of the Company

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation (particularly amongst medium to small Russian banks) could adversely affect the operational activity of the Company. Russian banking and other financial systems are still in a state of transition when compared with the banking and other financial systems of other developed countries and the Russian banking system is, on occasion, subject to inconsistent application of regulation and supervision. The Company's policy is to mitigate bank counterparty risk by working with a limited number of the larger Russian banks.

Taxation risks

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Historically, the system of tax collection has been relatively ineffective, resulting in the imposition of new taxes in an attempt to increase government revenues. However, the Russian Government has initiated reforms of the tax system that have resulted in some improvement in the tax climate.

Russian tax laws, regulations and court practices are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. In addition, tax laws are unclear with respect to the deductibility of certain expenses. This uncertainty could possibly expose the Company to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden.

In addition, the provisions of the Russian Tax Code relating to transfer pricing became effective in the Russian Federation on 1 January 1999. These provisions allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of transactions between Russian and non-Russian entities (whether or not related) if the relevant transaction price differs from the market price by more than 20%. Special rules apply to securities transactions. To date, there has been little formal guidance as to how these rules will be applied as a matter of Russian law or court practice. If the tax authorities imposed on the Company significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on the Company's financial condition.

The Russian Government may introduce additional revenue raising measures. Although it is unclear how these measures will operate, their introduction may affect the Company's overall tax efficiency and may result in significant additional taxes becoming payable. Although the Company will undertake to minimize such exposures with effective tax planning, it cannot offer any

assurance that additional tax exposure will not arise in the future. Additional tax exposure could cause its financial results to suffer.

Legal risks

Russia is still developing the legal framework required by a market economy.

The recent nature of much of Russia's legislation and the rapid evolution of the Russian legal system place the enforceability and the constitutionality of Russian laws in doubt and result in many ambiguities and inconsistencies. In addition, Russian laws often leave substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are the following:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Constitution, the 1995 Civil Code and other federal laws and by decrees, orders and regulations issued by the President, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms often overlap or contradict one another;
- limited judicial and administrative guidance on interpreting Russian legislation;
- relative inexperience of judges in interpreting Russian legislation;
- high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

Any of these factors could affect the Company's ability to enforce its contractual or statutory rights, or to defend itself against claims by third parties.

Shareholder liability under Russian legislation could cause the Company to become liable for the obligations of its subsidiaries

The Civil Code, the Joint Stock Companies Law and the Federal Law of 8 February 1998 No. 14-FZ on Limited Liability Companies, as amended, generally provide that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of the company or limited liability company and bear only the risk of loss of their investment. However, an exception to this rule applies one entity (the "effective parent") is capable of determining decisions of another entity (the "effective subsidiary").

Under certain circumstances and upon a court decision the effective parent may have joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. Accordingly, in the Company's position as the effective parent of the subsidiaries in which it owns, directly or indirectly, more than 50% of the charter capital or whose decisions the Company is capable of determining, the Company could be liable for their debts. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out mandatory directions of the Company, could materially adversely affect the Company.

3. The Company works in the following fields:

35.30.3 – Production of helicopters, aero planes and other flight vehicles

28.75.12 – Manufacturing of cooking, kitchen and household utensils, except cutlery, and their parts of iron, copper and aluminum

28.61 – Manufacturing of blade tools and cutlery

28.11 – Manufacturing of constructional metalwork

28.62 – Tool production

51.70 – Other wholesale trade

52.63 – Other retail trade outside shops

63.12 – Storage and warehousing
29.12.1 – Manufacturing of hydraulic and pneumatic power units and engines
22.22 – Polygraphist activity not included in other groups
74.40 – Advertising activity

4. Core economic activities of the Company

The core economic activity of the Company is production of aeronautical engineering.

The prevailing and priority economic activity of the Company is production of military aeronautical engineering.

Share	1998	1999	2000	2001	2002	2003
Share of the Company revenue from the core economic activity	100%	100%	100%	100%	100%	100.0%
Share of the revenue from production of military aeronautical engineering in total revenue of the Company	97.6%	97%	95.97%	93.1%	94.36%	94.4%

JSC "Scientific-Production Corporation "Irkut" performs deliveries of military aeronautical engineering to India. Revenues from these deliveries constitute more than 50 % of total revenue of the Company.

5. Products and services

The Company's revenues are generated from the following primary activities:

• the design, development, production, servicing and maintenance and modernization of military
aircraft; and

• the design, development and production of civil and dual-use aircraft and related components.

Military products and services

The Company is one of Russia's leading arms exporters and accounted for more than 10% of the total value of Russia's arms exports.

The Company's main activities in the military sector include:

• the production of Su-30MKI multirole fighters;

• the production and upgrade of Su-30KN and Su-27UBK training and combat fighters;

• the development, production and integration of control systems to enable the modernisation of various military fighters and helicopters.

Su-30MKI

The Su-30MKI fighter aircraft is a "fourth plus" generation two-seat multirole supersonic fighter and the first aircraft put into serial production that is equipped with a thrust vectoring control system in combination with digital fly-by-wire technology which make the plane highly manoeuverable. Aided by advanced avionics and components, the aircraft is able to perform a wide variety of missions in all weather conditions and in a severe jamming environment, both during the day and at night. Dual flight control systems also enable the Su-30MKI to be used for flight and combat training. The plane's operational capabilities are enhanced by modern phased array radar. The Su-30MKI is designed for operating at a wide range of altitudes and speeds, varying from counter-air tasks, such as air superiority, air defence,

air patrol and escort, to counter-land and counter-sea tasks, such as the suppression of hostile air defence, air interdiction and close air support. The maximum combat load of the Su-30MKI is eight tons and its weapons suite comprises various air-to-air and air-to-surface weaponry. The flight range of the Su-30MKI without refueling is 3,000 kilometres.

Su-27UB and Su-27UBK

The Su-27UB two-seat combat trainer is a substantially modified and updated version of the original Su-27 which was designed in the mid-1980s by Sukhoi Design Bureau. In addition to its training capability, the Su-27UB can perform a wide variety of combat missions. The aircraft uses a fly-by-wire control system, incorporates advanced avionics and has two turbojet engines capable of operating at a wide range of altitudes and speeds.

The Su-27UB designation is for the Russian version of the fighter and the Su-27UBK designation is for the export version which incorporates modified avionics. Su-27UBK produced by the Company have been exported to China, Vietnam, Ethiopia, Belarus, Ukraine, Uzbekistan and Kazakhstan. The Company does not currently have any orders for Su-27UB or Su-27UBK in its order book.

Instrument design and production

Upgrade of military aircraft The Company designs, produces and installs control systems capable of use in a variety of land-based, airborne and marine platforms to upgrade older models reaching the end of their product life. In conjunction with its subsidiary, Russian Avionics Design Bureau, the Company has developed a standardised equipment set for weapons control systems, designated as the SUV-30K, using a variety of sensors and computing devices. The SUV-30K set is certified for use with the upgraded Su-30KN multirole fighter and can be used to upgrade all members of the Su-27UB and Su-30 aircraft families and, in a modified configuration, to upgrade MiG-29, L-39 and Yak-130 aircraft. The Company is continuing to develop a standardised equipment package with the aim of creating a new product 59 designated as the SUV-30FK, which will offer extended functions, a glass cockpit and phased array radar.

In addition, the Company has developed a modernisation programme for the Su-27UB and Su-30K aircraft which upgrades their air-to-surface and air-to-air capabilities. Through the use of updated on-board equipment, the upgraded aircraft are capable of employing high-precision missiles, as well as guided aerial bombs, against ground and sea targets round-the-clock and in all weather conditions.

The improvements to the planes include the extension of the detection range of ground and sea surface targets by up to 400 kilometres, enhanced terrain mapping capability enabling improved performance at low altitudes and enhanced transmissions of aircraft movement data and detected target coordinates to, and communications with, ground, sea or air command centres.

The modernised aircraft are designated as the Su-27UBM and the Su-30KN, respectively. The modernisation programme allows airforces equipped with the Su-27UB and the Su-30K aircraft to increase significantly their combat potential without acquiring new aircraft. The operation of the upgraded aircraft does not require additional training of pilots or maintenance personnel, and new equipment does not require any additional maintenance.

Upgrade of helicopters

The Company has adapted the SUV-30K set to create the KNEI-8 set, which has been certified for use in the modernisation of Mil Mi-8/17 helicopters and the Company is awaiting certification for a further modification of the KNEI-8 set for modernising Mil Mi-24/35 helicopters. In addition, on 16 January 2004 the Company signed a co-operation agreement with Mil for the design of further upgrades and the joint marketing of upgrades to operators of Mil helicopters.

Civil and dual-use products and services

The Company's main activities in the civil and dual-use aviation sector include:

• the development, production and after-sales support of the Be-200 amphibian;

• the development, in conjunction with Ilyushin Aviation Corporation and Hindustan Aeronautics Limited, of a multi-role transport aircraft;

• the development and production of unmanned aerial vehicles or ''UAVs'';

• the development and production of the A-002 gyroplane;

• the production of components for Airbus; and • the development, in conjunction with Ilyushin Aviation Complex and Yakovlev Design Bureau, of a short to medium range passenger jet.

Be-200

Based on the design of the A-40 ''Albatross'', the Be-200 is a multi-purpose amphibious plane, with a pressurised cargo cabin 17 metres long, 2.6 metres high and 9 metres wide. The engines are mounted on pylons above and behind the trailing edge of the wing, with spray deflectors placed on both sides of the hull, so as to keep them away from the water spray on takeoff and landings.

With a maximum cruising speed of 700 kilometres per hour and a maximum range of 3,300 kilometres, the Be-200's flight performance is comparable to that of similar land-based aircraft. However, unlike conventional planes, the Be-200 operates equally well from land and water. The Be-200 can be operated from paved runways in excess of 1,800 metres in length, as well as from any water surface longer than 2,300 metres, including reservoirs, lakes, rivers and seas with a minimum depth of 2.5 metres and maximum wave height of 1.2 metres. The Be-200 holds 24 world records registered by the Federation Aeronautique Internationale. 60

The maiden flight of the Be-200 took place in September 1998. The Be-200 was granted certification for fire-fighting in August 2001 and it achieved certification to operate as a transport plane, for search and rescue missions and for other uses in December 2003.

The Be-200 is available in six configurations designed for fire-fighting, search and rescue and transport missions. In its basic configuration, the Be-200 is designed for fire-fighting with eight water tanks with separate doors located in the floor under the pressurised cargo cabin. The Be-200 can carry a payload of up to 12 tons of water which can be pumped into the tanks at an airfield within four minutes. Alternatively the Be-200 can scoop up to 12 tons of water within 14 seconds while gliding on the water's surface at a speed of between 150 kilometres per hour and 190 kilometres per hour. In addition, up to 1.2 tons of fire-retarding chemicals may be loaded into six auxiliary tanks to be added to the water to enhance the Be-200's fire-fighting capability. The water and chemicals can be dropped in a single salvo or in sequences, enhancing operational flexibility. Taking off from an airfield 100 kilometres from a fire and scooping up water from a body of water 10 kilometres from the fire, the Be-200 is capable of delivering up to 270 tons of water at a fire site without refuelling.

Multi-role Transport Aircraft (''MTA'')

The Company, in conjunction with Ilyushin Aviation Complex and Hindustan Aeronautics Limited, is developing a joint Indo-Russian multi-role transport aircraft.

The design specifications for the MTA provide for a wide variety of applications including transportation of up to 20 tons of cargo, rescue and medical evacuation missions. The specifications also require it to have an operational range of 2,500 kilometres at a cruising speed of 870 kilometres per hour and to be capable of operating from unpaved runways. The design incorporates a rear ramp which provides additional parachute capability and reduces the time for loading and unloading cargos. It is intended that aircraft for the export market will be powered by engines supplied by international suppliers, and the consortium has held preliminary discussions with Israeli Aircraft Industries regarding avionics for the export version of the MTA,

whilst aircraft for the domestic Russian market will be supplied by Russian engine and avionics suppliers.

The first stage of the project was completed in 2002 with Russian and Indian representatives determining the technical requirements of the Indian and Russian Air Force. Sketch designs were commenced in 2003 and will be followed by prototype production for static and resource testing in 2006. The Company anticipates the first flight of the MTA will take place in 2008, followed by deployment in 2010. The budgeted development costs for the MTA are estimated at approximately US$350 million of which Hindustan Aeronautics Limited is to contribute 50% whilst the Company, together with Ilyushin Aviation Complex and the Russian Ministry of Defence, are to fund the remaining 50% of the costs.

Unmanned aerial vehicles or "UAVs"

In 2002, the Company initiated a programme to develop a multipurpose UAV system, complete with a ground control system and support equipment, capable of carrying cameras, sensors, communications equipment or other payloads for use in intelligence, reconnaissance or surveillance or target acquisition roles.

A-002 gyroplane

The A-002 gyroplane is a project developed by the Company's internal design bureau and is designed for patrolling, passenger and light cargo transportation, as well as search and rescue operations, ambulance and technical services and weather reconnaissance. The prototype received test certification in 1996 and production started in 2002.

6. Sales system

The Company is not entitled to export military production in its discretion. The export of military production is performed with the help of federal intermediate party Federal state unitary enterprise "Rosoboroneksport". The Company executes the supplies in the territory of Russia independently.

Name of the product	Sales scheme	1998	1999	2000	2001	2002	2003
Aeronautical engineering	direct sales	-	-	-	-	-	9,76%
	own sales network	-	-	-	-	-	-
	controlled sales network	-	-	-	-	-	-
	Federal state unitary enterprise "Rosoboroneksport"	100%	100%	100%	100%	100%	90,24%

Product shipment is executed by large consignments as a rule in the 3rd or 4th quarter of the year. The products are delivered both completely assembled and equipped; in this case they are delivered by the customers in self-propelled mode, or in dismantled form by large-capacity aircrafts of An-124 "Ruslan" type. Several military aircrafts are dispatched simultaneously as such dispatch requires air navigation services, opening air corridors and other expensive measures, which are too expensive for a separate aircraft.

7. Marketing outlets for production (works, services) of the Company

The main marketing outlets for military aeronautical engineering are countries of South Eastern Asia.

The largest contracts for supply of military aeronautical engineering are:

1. Rosoboronexport/Defense Ministry of India (contract for supplies), Rosoboronexport/Hindustan Aeronautics Limited (license contract). The contract with Defense Ministry of India of November 30, 1996 is concluded for supply of multi-mission pursuit-planes Su-30MKI. The total price of the contract exceeds 900 million US dollars. In 2002 the first supplies of the pursuit planes for Indian Air Forces were performed. In 2002 ground monitoring devices, ground servicing devices and a maintenance kit were sold under an additional agreement.
2. The contract with Hindustan Aeronautics Limited (HAL) for production of airplanes Su-30MKI under the license in India was signed on December 29, 2000. This contract is the largest in the history of military and technical cooperation of Russia and India. Its total price exceeds 3,000,000,000 dollars. The contract term is 17 years. In the course of this period it is planned to produce more than 100 pursuit planes Su-30MKI.
3. The contract with Defense Ministry of Malaysia for supply of pursuit planes Su-30MKM was signed on August 5, 2003.
4. The largest contract for supply of civil airplanes is the contract with RF Ministry of civil defense, emergency situations and liquidation of natural calamity consequences. The contract provides for supply of seven airplanes Be-200. Preparation for serial manufacturing of this model is completed and execution of the contract has already started. All seven airplanes are expected to be delivered by the end of 2005. Total price of the contract with the Ministry of Emergency Situations amounts to 150 million US dollars.

Long-term strategy of the Company includes taking measures aimed at development of manufacturing and sales of civil production and at diversification of the product line in the course of 10 years. The Company management plans to increase the share of civil projects in the Company backlog of business while at present the greater share of orders is for supply of military aircrafts and equipment. In particular a number of civil aircraft industry programmed are planned, including cooperative design of multifunctional transport aircrafts. As implementation of innovations and restructuring of production in this field requires significant investments, distraction of great amount of financial assets to realization of the above-mentioned programmes may cause need for additional current assets.

Developments of Corporation dealing with manufacturing of new production:

IRTS (Indian-Russian transport aircraft), MTA

Corporation "Irkut" together with JSC "AK named after Ilyushin" and Indian corporation Hindustan Aeronautics Limited (HAL) continues its work at the programmed of tactical transport aircraft (IRTS).

In the nearest future IRTS may become one of the most promising transport aircrafts in the market. IRTS project is aimed at a wide range of applications, including transportation of cargo weighting up to 20 tons, sea patrolling, rescue, medical and evacuation operations to the distance of 2,500 km and at speed up to 870 km/h. The characteristic feature of IRTS is its possibility to use rough airstrips. Loading ramp in rear fuselage of IRTS will contribute to efficiency of landing operations and quickness of loading/discharging.

At present Indian and Russian specialists have completed the first stage of work. In the course of it they formed the technical image of IRTS in accordance with requirements of the key customers – Air Forces of India and Russia. Schematic design was begun in 2003, manufacturing of pilot items for flight, static and resource tests is planned for 2006 and the first flight for 2008. Putting into operation is planned for 2010

Creation of pilot less systems

In 2002 the Corporation started development of the project aimed at creation of a pilot less airborne complex. The advanced experience of foreign companies in this field was studied. It is supposed that the pilot less airborne complex produced by Corporation "Irkut" will be required by Russian state structures and foreign customers.

Regional passenger aircraft 111

The project of regional jet-driven aircraft 111 is developed by the Corporation itself and involves creation of an aircraft with advanced aerodynamic configuration, superwide fuselage and competitive aircraft performance characteristics.

At present the project is at the stage of schematic design.

8. Information about suppliers of the Company

Suppliers of the Company who provide ten and more percent of all supplies of material assets:

Open joint-stock company "Ufa engine-building production association", the share in total volume of material asset supplies – 18%.

The share of the import of material assets as compared with the total volume of supplies is less than 1%.

Anticipations for availability of material asset sources are evaluated as favorable. Alternative material asset sources are insignificant as compared with the total volume and are not always acceptable for the Company.

The key material asset suppliers are long-term and reliable partners of the Company. Financial standing of material asset suppliers is stable and does not missive. There were no facts of breach of contract obligations by the suppliers. These factors together with contracts concluded between the Company and suppliers let the Company rely upon availability of these sources in future.

Suppliers of raw materials for core economic activities of the Company:

Rolled aluminium:

Limited liability company "Trading House "RAP", Samara

Open joint-stock company "Stupino metallurgic company", Stupino

Rolled titanium:

Open joint-stock company "Verkhnyaya Salda metallurgic production association", Verkhnyaya Salda

9. Information about the policy and expenses of the Company in the sphere of scientific and technology development, licenses and patents, new developments and research

The Company policy in the sphere of intellectual property and performance of scientific research work

As the Company executes its activities in the sphere of high technologies its business strategy involves considerable investments to research and technology and experimental development aimed at creation of new items of intellectual property (with further acquisition of patents). As for the existing patents and license agreements the Company is going to continue their application by means of producing the patented inventions, industrial samples and useful models itself as well as by means of cession of rights under the license agreements.

Use of intellectual property in manufacturing process

Manufacturing the products the Company uses intellectual property items patented by the Company or submitted to it under license agreements. The specific content and volume of rights under license agreements and patents to a considerable extent constitute data dealing with state secret. Besides, the Company uses in manufacturing process unique research works and technologic innovations, which are "know-how".

The Company policy in the field of new development performance

At present in accordance with the purposes and tasks of business-strategy the Company performs developments aimed at creation of new and support of competitive power of existing products. They are mainly executed within new civil projects. New developments are performed within the Company's design offices (JSC "OKB named after A.S. Yakovlev", JSC "TANTK named after G.M. Beriev", CJSC OKB "Russian avionics", CJSC "ITELA", CJSC "Irkut AviaSTEP").

Along with it the Company uses in its activities developments created and patented by other aircraft industry enterprises.

Importance of research and technology for the Company activities

Industrial activity of the Company to a considerable extent depends on creation of competitive inventions by the Company itself and on application of relevant inventions created by other companies. As engineering solutions used for manufacturing aeronautical engineering are subject matter of patent law making substantial investments in scientific research resulting in creation of intellectual property items is one of the priority activities of the Company.

The advantages of investments in the Company's own developments become more evident in connection with competition growth in the industry and an attempt to present new civil products in the world market of aeronautical engineering. It is almost impossible to create competitive samples without implementation of absolutely new engineering and design solutions.

In spite of the fact that the Company tries to create new products by itself the necessity of purchasing rights for use of intellectual property items created by other companies of the industry must not be completely excluded. It is especially true about production of military aeronautical engineering, as the main developments in this field are performed by different design offices, not included in the Corporation.

However taking into consideration the fact that different design offices specialize in production of different kinds and models of military aeronautical engineering it is impossible to completely exclude the necessity of purchasing patents and licenses for manufacturing of certain products.

Research and technology

The Company considers scientific research and experimental development (SRED) to be one of priorities for financing.

Information on expenses of the Company for SRED using the Company's own funds:

Expense	1999	2000	2001	2002	2003	3 months of 2004	6 months of 2004
Expenses for SRED, rub.	306,401,000	49,322,000	265,014,000	1,036,220,000	965,000,000	302,623,169	

The list of patents kept in force for inventions of JSC "Scientific-Production Corporation "Irkut":

No.	Designation of invention	Authors	No. of application, priority date	Patent No.
1	Device for creation of an air-cushion support for a vehicle	Grigoriev N.I. Grigoriev S.I.	4942994/11 (047411) June 5, 1991	2090400
2	Flexible seal of the vehicle on the air cushion	Grigoriev N.I. Grigoriev S.I.	5064054/11 (033435) July 10, 1992	2053150
3	Conveying unit on an air cushion for automatic line	Ilyukhin G.N. Ilyukhina G.F.	97111319/02 (011619) July 1, 1997	2131345
4	Machine for welding of bellow valves	Astafiev A.G. Veselkov Yu.A.	2001123757/02 (025317) August 27, 2001	2196670
5	Method of electrospark alloy addition	Astafiev A.G. Karasyov I.S.	2001124844/02 (026530) September 10, 2001	2196665
6	Method of electric arc welding by means of absorbed nonconsumable electrode	Astafiev A.G.	2000111617/02 (012117) May 10, 2000	2182061
7	Gyroplane	Tatarnikov A.P. Fedoseev V.S. Belyash D.V.	2000500770*02 (012203) May 10, 2000	48810
8	Method of boronizing of helicoidal surface of component parts	Sinitsyn V.I. Abramov A.A. Astafiev A.G. Bulenkov V.I.	2000122191/20 (023437) August 21, 2000	2191219
9	Rotary explosion engine	Dontsov V.G. Dontsov Ye.V.	2001114834/06 (015581) May 30, 2001	2211930
10	Method of purification of spongy and filiform filtering elements	Yermakin V.A. Zagvozdin D.A. Kovalkov V.V.	2002101417 (001090) January 11, 2002	2214300

List of applications for inventions of JSC "Scientific-Production Corporation "Irkut"

No.	Designation of invention	Application No.	Priority date
1	Method of pipe end working for pipe connections and the punch used for this method	2002103140/02 (002979)	February 27, 2002
2	Method of heating the fluid stream	2002114015/06 (014876)	May 29, 2002
3	Jet pump	2002121552/06	August 5, 2002

		(022389)	
4	Main rotor hub	2002121976/28 (023088)	August 12, 2002
5	Method of placing the product in required attitude position and the device for its implementation	2002124016/20 (025403)	September 9, 2002
6	Method of checking integrity of coating made of dielectric materials on electrically conducting base	2002127275/28 (028964)	October 11, 2002
7	Device for washing hollow constructions	2002128552/12 (030123)	October 23, 2002
8	Device for gas shield of the weld seam	2002134118/02 (036170)	December 18, 2002
9	No consumable electrode for electric arc welding	2003104770/02 (004889)	February 17, 2003
10	Method of cutting wire gauze net by plasma arc of low current intensity	2003120278/02 (021428)	July 2, 2003

Production of aeronautical engineering requires special licenses and patents. Though at present the Company possesses licenses and patents necessary for manufacturing of products their termination or revocation can result in impossibility to produce certain samples of aeronautical engineering. Moreover, the Company's failure to receive new licenses and patents in future can result in impossibility to produce new samples of aeronautical engineering and consequently in loss of competitive advantages, which can have negative effect on its financial standing.

10. Information on the licenses of the Company

Number: 2100
Date of issue: January 17, 2003
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Production of aeronautical engineering, including dual-capable aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 2102
Date of issue: January 17, 2003
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Repairs of aeronautical engineering, including dual-capable aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 37 EV-000117 (K)
Date of issue: March 20, 2003
Expiry date: March 20, 2008
Issued by: RF Gosgortekhnadzor, Administration of Irkutsl district.
Types of activity: Exploitation of exposable production facilities.
The Company anticipation concerning probability of license renewal: favorable

Number: D107057

Date of issue: October 29, 2001
Expiry date: October 29, 2004
Issued by: RF State committee on construction and municipal housing economy
Types of activity: Structural engineering
The Company anticipation concerning probability of license renewal: favorable

Number: D103067
Date of issue: September 21, 2001
Expiry date: September 21, 2004
Issued by: RF State committee on construction and municipal housing economy
Types of activity: Structural engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 327
Date of issue: April 8, 2003
Expiry date: April 8, 2008
Issued by: Regional administration of the Federal Security Service of Russia in Irkutsk region
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 328
Date of issue: April 8, 2003
Expiry date: April 8, 2008
Issued by: Regional administration of the Federal Security Service of Russia in Irkutsk region
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 25, 2002
Expiry date: June 25, 2007
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 26, 2002
Expiry date: June 26, 2007
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with development and (or) manufacturing of devices for technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 339
Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Technical protection of state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 1192
Date of issue: June 18, 2003
Expiry date: June 18, 2006

Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with development and (or) manufacturing of devices for technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 705
Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Taking measures and (or) rendering services aimed at counter effort to electronic intelligence collection
The Company anticipation concerning probability of license renewal: favorable

Number: SO-03-209-0781
Date of issue: July 14, 2003
Expiry date: July 14, 2006
Issued by: RF federal control of nuclear and radiation safety (Gosatomnadzor of Russia)
Types of activity: Exploitation of articles containing radioactive substances
The Company anticipation concerning probability of license renewal: favorable

Number: 37 EK 5482
Date of issue: February 28, 2000
Expiry date: February 28, 2005
Issued by: Gosgortekhnadzor of Russia, Administration of Irkutsk region
Types of activity: Exploitation of chemical production (chlorination lift station No. 1 and the warehouse of chlorine)
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 00120 TOKBV
Date of issue: December 25, 2002
Expiry date: December 31, 2005
Issued by: Committee on natural resources of Irkutsk region
Types of activity: Water consumption
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01503 VE
Date of issue: September 16, 1999
Expiry date: July 1, 2019
Issued by: Committee on natural resources of Irkutsk region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 00068 B R/B V/E ZO
Date of issue: February 16, 2003
Expiry date: February 5, 2008
Issued by: the Angara-Baikal watershed administration
Types of activity: Water consumption
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01604 VR
Date of issue: July 8, 2000
Expiry date: January 1, 2025

Issued by: Committee on natural resources of Irkutsk region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: VR04.112.0138-2002
Date of issue: April 12, 2002
Expiry date: April 12, 2005
Issued by: closed joint-stock company "NMTs Norma"
Types of activity: Conformity certificate of the quality system
The Company anticipation concerning probability of license renewal: favorable

Number: r-42
Date of issue: June 18, 1996
Expiry date: undetermined
Issued by: AR MAK
Types of activity: Certificate of aeronautical engineering development contractor
The Company anticipation concerning probability of license renewal: favorable

Number: LF/07-3856
Date of issue: March 6, 2003
Expiry date: June 24, 2007
Issued by: Federal agency of government communication and information of RF President
Types of activity: Activities dealing with technical servicing of cryptographic devices, meant for protection of information containing no state secret
The Company anticipation concerning probability of license renewal: favorable

Number: LF/07-3855
Date of issue: March 6, 2003
Expiry date: June 24, 2007
Issued by: Federal agency of government communication and information of RF President
Types of activity: Activities aimed at distribution of cryptographic devices, meant for protection of information containing no state secret
The Company anticipation concerning probability of license renewal: favorable

Number: LF/07-3857
Date of issue: March 6, 2003
Expiry date: June 24, 2007
Issued by: Federal agency of government communication and information of RF President
Types of activity: Rendering services in the sphere of encoding information containing no state secret
The Company anticipation concerning probability of license renewal: favorable

Number: ChIT 01376 TR
Date of issue: January 17, 2003
Expiry date: December 31, 2027
Issued by: Ministry of natural resources in Chita region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: Conclusion 53
Date of issue: November 9, 2001
Expiry date: November 13, 2004

Issued by: Committee on natural resources of Irkutsk region
Types of activity: Activities dealing with environmental safety production
The Company anticipation concerning probability of license renewal: favorable

Number: Conclusion No. 18/I-XI
Date of issue: November 23, 2000
Expiry date: December 31, 2004
Issued by: Administration of state fire fighting service of Administration of Interanl Affairs, Irkutsk region
Types of activity: Activities dealing with fire safety
The Company anticipation concerning probability of license renewal: favorable

Number: 1/01804
Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Activities dealing with fire prevention and extinguishing
The Company anticipation concerning probability of license renewal: favorable

Number: 2/03221
Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Execution of works dealing with assembly, repairing and maintenance of fire protection devices
The Company anticipation concerning probability of license renewal: favorable

Number: 864
Date of issue: March 7, 2003
Expiry date: April 29, 2008
Issued by: Licensing commission of health committee of Irkutsk region administration
Types of activity: Medical activities
The Company anticipation concerning probability of license renewal: favorable

Number: 003
Date of issue: May 13, 1997
Expiry date: undetermined
Issued by: Pribaikalsky national park
Types of activity: Providing regulated tourist travel and rest in the territory of Pribaikalsky national park
The Company anticipation concerning probability of license renewal: favorable

Number: 38M 03/0011/L
Date of issue: October 16, 2003
Expiry date: October 16, 2008
Issued by: Main administration of natural resources and environmental protection of RF Ministry of Natural Resources in Irkutsl region
Types of activity: Handling dangerous wastes
The Company anticipation concerning probability of license renewal: favorable

Number: 1242
Date of issue: January 30, 2003

Expiry date: April 1, 2006
Issued by: Main administration of general and professional education of Irkutsk region administration
Types of activity: Educational activities in accordance with educational programmed
The Company anticipation concerning probability of license renewal: favorable

Number: 731, 732, 733, 734, 735, 736, 738, 739, 740, 741, 742
Date of issue: June 21, 2001
Expiry date: June 21, 2006
Issued by: Main administration of general and professional education of Irkutsk region administration
Types of activity: Pre-school education
The Company anticipation concerning probability of license renewal: favorable

Number: AP 02065PR, AP 02070 PR, AP 02071 PR.
Date of issue: January 24, 2003
Expiry date: October 24, 2005
Issued by: Licensing department of the main economic administration of Committee on economy and finances of Irkutsk city administration
Types of activity: Retail sales of alcoholic products
The Company anticipation concerning probability of license renewal: favorable

11. Principal competitors

Information presented in this section is based on independent evaluations of the markets, in which the Company performs its activities.

INTERNATIONAL MARKET OF MILITARY AERONAUTICAL ENGINEERING
The Company is the leading Russian manufacturer of military aeronautical engineering.

General characteristics of the market

The market of combat aircraft complexes is the largest segment of the world market of weapon and military equipment. There are no exact accepted estimations of capacity of these markets. The most competent and often quoted is the opinion of London international institute of strategic research, which estimates the whole world market in 2000 to be 29,500 million US dollars. It is believed that aviation segment constitutes up to 60% of the world market of weapon and military equipment, that is about 18,000 million US dollars. The market of military aeronautical engineering has the following distinctive characteristics:

1) Supplies of aviation systems cause market heating in the interconnected segments such as air-launched weapons, systems of long-distance radar support, airborne refuellers, ground-based equipment, air defense systems, etc.

2) Supplies of even one aircraft in most cases result in long-term programmers of maintenance, technical support of exploitation and modernization of supplied aircrafts. For example, exploitation of pursuit planes involves three engine changes in the course of their lifecycle.

3) Aviation systems affect combat potential of armed forces more and more. This tendency marked during the Second World War found its further development in the course of local conflicts of the last 50 years. Armed confrontation is transferred from overland into air area. Winning domination in the air is necessary for success of armed confrontation. The stability of this tendency is the basis for stability and development of military aeronautical engineering.

Prospects of the market development

It can be definitely anticipated that within the nearest twenty-twenty-five years the market of military aircraft complexes will become the backbone segment of the whole world market of weapon and military equipment. Though the share of control, scouting and communication systems in the structure of military export will grow intensively the proportion of aviation supplies will remain because of decrease of export of weapons for ground postures and navies. As for absolute figures the capacity of aviation market (both supplies and modernization) will increase as in the nearest future the number of conflicts will grow dramatically, economic possibilities of a number of large importers of military aeronautical engineering will improve, including the traditionally Russia-oriented importers, besides the new world armament and technology race will begin.

Key players in the market

The key players in the market of air weapons and military equipment are the USA, Russia, France, the European consortium producing pursuit planes Euro fighter and British-Swedish alliance BAe – SAAB.

The most stable position in the market is occupied by the USA, which has a number of advantages as compared with competitors. The most important of these advantages are:

1) The possibility to offer the whole range of military aeronautical engineering – lightweight (F-16), medium (F-18), heavy (F-15, F-14) pursuit planes, strike fighters and service aircrafts (airborne early warning and refuellers).
2) High quality of aircrafts caused by high level financing of SRED and existence of several old and developed design schools.
3) Competitive price level achieved as a result of large internal orders, which provide high-volume production and decrease the cost of a product unit.
4) Powerful state support caused mainly by great economic, military and technologic potential of the USA.

The American expansion in the market is limited by striving of certain countries to preserve at least the minimum level of diversification of weapon sources, as well as conservative approach of the USA to the problem of advanced technology transfer. Thus the USA with great reluctance and only under high pressure give to importers their most modern air-to-air missiles AMRAAM and especially software codes of on-board processors. Nevertheless the USA control more than a half of the aviation market.

The largest importers of American aeronautical engineering in recent years have been Saudi Arabia (pursuit planes F-15), Japan (licensed production of F-15 and F-16), Taiwan (F-16) and Israel (F-15 and F-16).

Evidently in the nearest decade before the new generation pursuit plane F-35 comes to the market American export will consist of supplies of profoundly retrofitted versions of lightweight and medium pursuit planes F-16 block 52/60 and F-18E/F Super Hornet. At present the USA have already received large orders for F-16 block 52 from Greece and Israel, for F-16 block 60 from the United Arab Emirates, for F-18E/F from Malaysia.

The third exporter after the USA and Russia is France. The main advantage of French positioning in the market is high quality of aircrafts. The main achievement is a very strong position in the sector of lightweight one-engine pursuit planes resulting from high military characteristics of pursuit planes of Mirage 2000 family. The key buyers of these planes are Taiwan, Greece and the UAE, the UAE has placed an order for the latest version of this aircraft Mirage 2000-9. Along with successful market promotion of pursuit planes Mirage 2000 the reaction of the market to the most modern French pursuit plane Rafale is rather inactive. No export orders are received for this aircraft. It is caused mainly by its high price. It is extremely high price of French aeronautical engineering, which is the key limitation of Dassault Aviation expansion in the market. Besides, it should be mentioned that France has no offers in the sector of airborne early warning devices and airborne refuellers and it makes impossible for this country to promote complex solutions integrating combat and servicing components.

Most probably the British-Swedish super lightweight pursuit plane Grippen has certain perspectives in the market. The strong point of this offer is low purchasing cost, low operating cost, meeting requirements of Air Forces of countries with small territory, good offset offers. Orders for this aircraft are placed by the SAR, the contracts for its purchase by Poland, Hungary and Czech republic are being signed.

The European pursuit plane Euro fighter has not received any export orders because of its high price and too slow programmed realization (especially as for imparting to the aircraft potential function air-to-ground). The aircraft lost the tender in South Korea and Norway. Greece, which chose Euro fighter for political reasons in order to intensify its European relations froze the transaction for financial reasons and almost simultaneously placed orders for American F-16 block 52 and French Mirage 2000-5Mk.2.

To sum up the greatest competition to Russian products in aviation market is made up by American pursuit plane F-18E/F and to a less degree by French aircrafts Raffle and Mirage 2000-5.

Positions of Russian manufacturers in the market

Unlike the situation in the sector of civil aircraft construction in military sphere Russia along with the USA, France and Europe remains an independent scientific and production pole, which quite successfully participates in world competition in this market. The main markets for sales of Russian pursuit planes are China and India. Besides, Russia actively promotes its production to the markets of the countries, which try to preserve pluralistic approaches in foreign policy resulting in diversification of weapon sources. Among these countries there are ASEAN members, Brazil, several states of Near East. Outside Chinese and Indian markets (aviation segment of which is completely or mainly controlled by Russia) Russia tries to compete with European and American offers, which are either too expensive (in case of Europe) or impose considerable political and technological limitations (in case of the USA).

Russian offers cover almost all segments of the market except lightweight and superlightweight one-engine pursuit planes. However the base of Russian position in the market is provided by sales of heavy combat complexes. Their export constitutes 90% of all Russian aviation supplies abroad. In this segment the position of Russia is very strong and can be challenged only by the USA as Russia has an excellent offer in terms of technical and financial characteristics – a multifunction pursuit plane Su-30MKI, which at present ensures leading technological position of our country in the world aviation market. At present Su-30MKI is the only pursuit plane in serial production, which is equipped with a radar with phased array antenna and an engine with controlled thrust vector. The USA will catch up with this backlog only when serial production of F-18E/F Super Hornet begins. Su pursuit planes are produced by two Russian enterprises JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur).

Perspectives of Russia in the market of military aeronautical engineering

Perspectives of Russia in the market of military aeronautical engineering mainly deal with increase of competitive advantage in the sphere of heavy combat aircraft complexes. This should include both supplies of such aircrafts and making attractive offers on modernization, which will ensure constant increase in combat capabilities of pursuit planes of Su-30 family.

Regional structure of Russian sales markets will not change greatly in the nearest decade. China and India will remain key customers. Probably China will purchase at least one more consignment of pursuit planes Su-30MKK, but the customer will be naval forces of Chinese army and not its air forces. Further on as far as licensed production is mastered and the experience in exploitation of heavy pursuit planes is obtained China will concentrate on modernization programmed for its substantial number of Su-27 and Su-30. One should not exclude the possibility that if we have an appropriate offer at the end of 2006 – beginning of 2007 China will implement its third (after purchases of Su-27 in 1992-1996 and Su-30 in 1999-2003) programmer of purchasing combat aircraft complexes of Su-30 family with considerably

increased power possibilities (on the basis of the engine intermediate between the fourth and the fifth generation) and weapon control system based on use of radar with phased array antenna.

India will concentrate its efforts on realization of the programmed of licensed production of Su-30MKI and forming an aviagroup for air-capable cruiser "Admiral Gorshkov". It can be expected that in the middle of the license programmed term, that is in 2006-2007 Indian Air Forces will not be satisfied with characteristics of Su-30MKI and their requirements to energy, possibilities of informing and control area, air-launched weapons and to reducing of all kinds of notice ability will become much more strict.

However the mentioned supposition of possibility to organize in the middle of the decade another large wave of product sales or modernization programmed, remaining within the conception of the fourth generation can be realized only if Russia has had an appropriate offer by that time.

Other possible sales of Russian heavy pursuit planes are to Malaysia (12-16 aircrafts), Brazil (12-24 aircrafts), Indonesia (not more than 12 aircrafts) and Vietnam (up to 24 aircrafts). The region of Near and Middle east is a very attractive market. Here a number of states, which are traditional customers of Russia need renewal of aircrafts of their Air Forces. Among these states there are Libya, Iran and Syria. Tripoli and Teheran will most probably purchase heavy pursuit planes. However possibilities of Russian presence in this region are limited by counterefforts of the USA and Israel, which are expressed both in the form of direct mainly economic pressure and in actions of persons with shared loyalty in the state management system of Russia.

Production capacities of Su manufacturers JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur) will completely satisfy the abovementioned demand.

INTERNAL MARKET OF MILITARY AERONAUTICAL ENGINEERING

The Company plans to supply airplanes Su and Yak for RF Air Forces.

The main doctrinal document of the Russian army – Government programmed of deionization – states that no large-scale purchases of new weapon and military equipment are planned till 2010. In general it corresponds to the world practice that shows that total equipment of the armed forces with technologically obsolete armament can be begun after approximately 10 years of permanent economic advance. For example, Air Forces of China started to purchase Russian pursuit planes Su-27 in 1992 (the negotiations began in 1989), that is 10 years after the course of four modernizations was announced.

This rule can be violated in case of sudden aggravation of international climate or unexpected intensive economic growth, but one should assume that resolutions on purchase of weapons of new generations will be made in 2010. Current attempts of management of JSC "Company Sukhoy" to lobby start-up of the programmed of the pursuit plane of the fifth generation will be in vain. However limited investments in SRED and renewal of the existing aircrafts are absolutely inevitable. Firstly, most probably that not later than in 2005 the programmed of profound modernization of combat aviation will be implemented. The purpose of such programmed will be enabling aircrafts to be used day-and-night in any weather and qualitative improvement of the information environment of their application. Most probably this programmed will be correlated with requirements of the largest importers of Russian pursuit planes, first of all with requirements of Indian Air Forces.

Secondly, significant wear of aircrafts, which have not been renewed for more than ten years can force limited purchases of new planes of generation four plus. Most probably RF Air Forces will have to purchase pursuit planes on the basis of Su-30MKI model, French and Israeli elements in the Russian version will be replaced by home-made systems.

CIVIL AERONAUTICAL ENGINEERING

At present the main civil model of the Company is multifunction amphibious aircraft Be-200 in different modifications. The model is already used by RF Ministry of Emergency Situations, supplies abroad (mainly to West European countries) are planned.

In the market of multifunction aircrafts of this class Russia has quasimonopolistic position. The only competitor in this sector is Canadian firm Bombardier, which promotes out of date machines. Be-200 produced by the Company is the most perspective Russian offer in the sector of amphibious aircrafts. The technical advantages of this product were enhanced after signing a contract between the Company and European consortium EADS. Besides, under this contract marketing department of EADS will participate in promotion of the aircraft to the world market.

In the long term the Company plans to enlarge the share of civil products in manufacturing structure. The basic perspective civil models/dual-capable models are transport aircraft IRTS (MTA), pilot less flight vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

COMPETITIVE POSITIONS OF THE COMPANY (MAJOR CONCLUSIONS)

Military aeronautical engineering (international market)

1) The competitive positions of the Company in the foreign market of military aeronautical engineering are persistent, the Company plans to broaden the geography of its supplies.

2) Because of its technical characteristics as well as a number of geopolitical and economic factors the demand for combat aeronautical engineering produced by the Company is growing in the foreign market (mainly in the markets of Asian countries: India, Malaysia, China, etc. as well as in the markets of developing countries). The market of India plays the key role for the Company. The company is an active participant of creation of military and production alliance of India and Russia. Cooperation of the Company with the Indian party related to the project Su-30MKI is performed under long-term contracts, which ensure considerable part of the Company revenue up to 2017.

3) In many cases military products of the Company outmatch the described foreign analogues in technical characteristics and, besides, their price is more attractive.

4) Products with analogous price/quality ratio are produced only by JSC "KNAAPO", which is a part of state holding "Sukhoy". Interaction of the two companies is executed on the basis of agreements specifying the main conditions of cooperation of the Company and the holding "Sukhoy" in the fields of design, manufacturing, marketing and after-sale servicing of Su product line.

Military aeronautical engineering (internal market)

1) The Company possesses manufacturing and technical potential necessary for supplies of military aeronautical engineering for RF Air Forces.

2) The combat aircraft park of RF Air Forces needs renewal. There is a probability of start-up of a large-scale reequipment program. However even if the latter is not implemented Air Forces will make limited purchases of new aircrafts because of significant wear of their aircrafts.

3) The Company is the most probable contractor for manufacturing/modernization of combat aircrafts for RF armed forced as far as model lines Su and Yak are concerned. At present the Company is implementing the program of modernization Su-30KN, which was chosen by RF Air Forces as the basis for modernization of the whole park of Russian pursuit planes of Su-27/30 family.

4) Thanks to advantageous location of the Company plant (city of Irkutsk), which allows to minimize labor costs and have an acceptable level of transport costs as well as its remoteness from Chinese border the Company sites are the most acceptable for manufacturing of combat aeronautical engineering for RF Air Forces.

Civil aeronautical engineering

1) The Company begins active promotion of civil products and dual-capable products in the international market.

2) The main civil product of the Company is multifunction amphibious aircraft Be-200, which has no analogues in the world. The model will be promoted in different modifications both in the foreign and in the Russian market. At present the Company produces Be-200 for RF Ministry of Emergency Situations.

3) Other perspective civil models/ dual-capable models are transport aircraft IRTS, unmanned flight vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

4) The possibility to apply certain perspective civil models for military purposes will enable the Company to use the existing sales channels and customer base for their promotion.

12. Plans for future activities of the Company

Development strategy of "Corporation "Irkut" is aimed at satisfying demands of Russian and international aviation markets.

The main tasks set by the Company are diversification of the product line and international cooperation.

To reduce market and political risks the Company implements the strategy of production diversification and enlargement of the product line by means of civil aviation projects. In the nearest future it is planned to increase the revenue from manufacturing of civil aeronautical engineering.

The main project of "Corporation "Irkut" in the field of civil aircraft construction is manufacturing of multifunction amphibious aircraft Be-200. Its multitask capability and excellent performance characteristics cause very good sales perspectives in the countries with long coast line and hard-to-reach areas.

The Corporation is going to strengthen the acquired positions in the military aviation market, making new supplies and performing modernization of existing aeronautical engineering and designing competitive promising weapon systems of new generation.

Along with diversification of existing business the corporation pays much attention to extending cooperation with the largest world manufacturers of aeronautical engineering. The main aspects of cooperation is manufacturing of certain components on production capacities of the Company enterprises, cooperative marketing and sales of products. Implementation of these plans and extension of the sales market will allow, on the one hand, to diversify the product line,

and on the other hand, to exchange advanced technologies of manufacturing and design with foreign partners.

Besides the above-mentioned measures, which are mainly externally-oriented, the Company plans to use internal resources such as:

- enhancement of cost efficiency;
- optimization of balance sheet structure and sales of non-core assets.

At the end of 2002 the Board of directors approved the Conception of Corporation restructuring. It includes restructuring of production and technology base, organizational and management structure, social sphere. The main purpose of this programme is creation of full-fledged and efficient holding company implementing the strategy of diversified growth.

Restructuring programme is meant for three years and consists of 4 stages:

- restructuring of social subdivisions, creation of independent economic subdivisions by means of splitting-off their assets and their reorganization into branches or affiliate enterprises;
- restructuring of subdivisions of servicing production, creation of internal self-financing subdivisions or affiliate structures;
- restructuring of subdivisions of auxiliary production, creation of internal self-financing subdivisions or affiliate structures;
- restructuring of primary production, creation of self-financing specialized centres: machine-building plant and aircraft assembly production.

Investment policy of the Company involves three major aspects of investment performance:

o investments in production	Technical and technological reequipment of production is one of priority tasks for the nearest future.
o investments in scientific research and experimental development	Civil and military aeronautical engineering offered nowadays by the main manufacturers is a high technology product. To ensure competitive power it is necessary to invest much funds into scientific research and experimental development. Considering this factor Corporation "Irkut" believes that SRED is one of priority aspects.
o Purchase of production-related companies	The main purpose of purchasing production-related companies is consolidation of assets in aircraft industry and related industries. It will enable to optimize corporate structure and considerably decrease transaction expenses. Besides the Corporation strives for reduction of market and political risks by means of product diversification. Another reason for strategic investments in production-related companies is search for additional production sites for implementation of promising projects.

The sources of future revenues of the Company are revenues from current contracts for supply of aeronautical engineering.

13. Information about the number of employees, generalized data on education and membership of the Company staff (employees), as well as on alteration of the number of Company employees.

Parameter	1999	2000	2001	2002	2003
Average employment volume, people	11,834	12,956	14,191	15,503	15,609
Finances spent on remuneration of labor, rub.	383,607,400	639,701,100	991,834,700	1,420,156,800	1,565,324,200
Finances spent on social welfare, rub.	161,135,974	255,862,679	325,749,866	378,909,673	408,158,600
Total amount of spent finances, rub.	**544,743,374**	**895,563,779**	**1,317,584,566**	**1,799,066,473**	**1,913,482,800**

Parameter	1999	2000	2001	2002	2003
Employees under 25, %	15.2	17.2	19.2	20.3	17.2
Employees aged 25 to 35, %	19.2	19.9	21.3	22.4	24.0
Employees aged 35 to 55, %	54.2	52.3	50.0	47.6	47.6
Employees older than 55, %	11.4	10.6	9.5	9.7	11.2
Total:	**100**	**100**	**100**	**100**	**100**
Among them:					
Employees with secondary and/or complete general education, %	53.4	47.0	43.6	42.2	40.3
Employees with primary and/or secondary professional education, %	25.8	29.8	32.5	34.3	34.9
Employees with higher professional education, %	19.5	22.8	23.4	23.0	24.2
Employees with postgraduate professional education, %	-	0.4	0.5	0.5	0.6

14. Key officials of the Company

Surname, name, patronymic	job position
Fedorov Alexey Innokentievich	CEO, member of the Board
Tsivilev Sergey Victorovich	Senior vice-president of corporate economy and finances
Bezverkhniy Valeriy Borisovich	First vice-president, member of the Board
Kovalkov Vladimir Vasilievich	Senior vice-president of aeronautical engineering – General director of Irkutsk aircraft plant

Belov Anatoliy Georgievich	Vice-president of Su-30MK project
Yeliseev Dmitriy Anatolievich	Vice-president of corporate finances
Sautov Vladimir Nilovich	Vice-president of external relations
Chirikov Vladimir Lvovich	Vice-president of corporate development and management
Shkapyak Mikhail Stepanovich	Vice-president of security and regime
Korzhuev Mikhail Vadimovich	Vice-president of cooperation
Kobzev Viktor Anatolievich	Vice-president of cooperation

III. CORPORATIVE INFORMATION

1. Company Shareholders rights and obligations

In accordance with Clause 9 of the Charter the Company Shareholders – owners of voting shares have the following rights:

Shareholders-owners of voting shares shall have the following rights:

1) to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter and the Federal Law "on Joint Stock Companies";
2) to receive dividends and in case of Company liquidation, to receive part of property, remaining after performing final pays to all creditors, or its value, in such an order, as provided for by the Laws of the Russian Federation and this Charter.;
3) to participate in Company General Shareholders' Meetings and vote either personally or through their duly authorized representative on problems under review during the Meetings;
4) to right of pre-emptive purchase of shares, issued via prior open subscription, and for issued securities, which can be converted into shares, in proportion to already owned shared of the same category (type);
5) to demand for convening of extraordinary General Shareholders' Meeting, extraordinary check of Company activities by Auditing Committee in such an order and under such conditions, as provided for by the Federal Law "on Joint Stock Companies" and this Charter;
6) to have an access to Company documents in such an order and volume, as provided for by the Federal Law "on Joint Stock Companies".
7) to alienate possessed shares without receiving confirmation from the Company or other Shareholders;
8) to file a case in court.
9) Other rights, as provided for by the Federal Law "On Joint Stock Companies" and this Charter

Each Company ordinary share gives Shareholder – owner of such a share equal rights.

When a Shareholder sells his shares, at the same time he transfers his rights and obligations.

A Shareholder is obliged:

1) to observe this Charter and other Company documents;
2) to fulfill assumed obligations in the proper order
3) not to divulge any confidential information, related to Company activities;
4) to pay up shares in such an order, amounts and using such methods, as provided for by this Charter and decisions regarding the issue of such shares;
5) to inform the Company Registrar timely regarding the personal data changes.

After reorganization of legal entity – Company Shareholder or death of a person – Company Shareholder, successors (heirs) shall become Company Shareholders in such an order, as provided for by the Laws of the Russian Federation.

When reorganization of the legal entity – Corporation Shareholder takes place or if a person – Shareholder of the Corporation dies, legal successors (heirs) become Corporation Shareholders in accordance with the procedure set by the legislation of the Russian Federation.

2. Information on the Structure and Competence of the Company Executive Bodies

The following bodies are the Executive bodies of the Company (in accordance with Item 11.1 of the Charter):

- the General Shareholders' Meeting;
- the Board of Directors;
- the CEO (individual executive body);
- the Executive Committee (collective executive body)
- the Liquidation Committee – for the period of Company liquidation.

The Auditung Commission and the Company Auditor are the control bodies monitoring financial and economic activities of the Companies.

The members of the Board of Directors and the Auditing Committee shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting, by the Provisions for the Board of Directors, by the Provisions for the Auditing Committee.

The President shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting and by the Provisions for the President.

The members of the Liquidation Commission in case of voluntary liquidation shall be appointed by the General Shareholders' Meeting; if liquidation is compulsory, Arbitration Court shall appoint them.

The Company in the process of implementation of its activities shall follow the provisions of the Corporative Conduct Code, which was elaborated in accfordance with the Corporative Conduct Code recommended by the Federal Commission for Securities Market of Russia for Share Issuers and approved at the annual General Shareholders' Meeting on 26.06.2004 (Minutes No.20).

2.1 The Company General Shareholders' Meeting

The Corporation supreme Executive body is the General Corporation Shareholders' Meeting.

The annual General Corporation Shareholders' Meeting shall be held not earlier than six months after the fiscal year end.

If necessary, the Corporation shall hold extraordinary Meetings of Shareholders in addition to the annual General Shareholders' Meeting.

Competence of the General Corporation Shareholders' Meeting shall cover the following issues in accordance with the Charter 12 (Item 12.3 of the Charter):

1. Introduction of changes and adductions unto the Company Charter or approval of an edited wording of the Company Charter;
2. Company reorganization;
3. Company liquidation, establishing of Liquidation Committee and approval of intermediate and final liquidation balances;
4. Determination of the Company Board of Directors quantity, election of its members and revoking of their authority;
5. Determination of quality, nominal value, categories (types) of issued shares and rights, provided by these shares;
6. Increase of the Company Authorized Capital via increase of nominal value of shares;
7. Reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their quantity, and via paying off the purchased or bought out shares;

8. Election of the Company CEO and early revoking of his authority;
9. Election of members of the Auditing Committee and early revoking of their authority;
10. Approval of the Company's Auditor appointment;
11. Paying (declaring) of dividends according to the first quarter, six months, and nine months of the financial year.

12. Approval of annual reports, annual accounting reports (including profit-and-loss report (profit-and-loss accounts) for the Company. And distribution of profit, including paying (declaring) of dividends, and excluding all the profit, distributed as dividends according to the results of the first quarter, six months and nine months of the financial year) and Company losses, according to the financial year results;
13. Setting of a proper order of the Company General Shareholders' Meeting convening;
14. Election of members of the Company's Auditing Committee and early revoking of their authority;
15. Splitting up and consolidation of shares;
16. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 83 of the Federal Law "on Joint Stock Companies";
17. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 79 of the Federal Law "on Joint Stock Companies";
18. Acquiring of issued shares by the Company in such cases, as provided for by the Federal Law "on Joint Stock Companies";
19. Taking decisions regarding participation in holding companies, financial-industrial groups, associations and other unions of companies;
20. Approval of internal documents, regulating activities of the Company executive bodies;
21. Taking decisions regarding other issues, as provided for by the Federal law on "Joint Stock Companies".

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Executive Committee.

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Board of Directors, excluding the issues foreseen by the Federal Corporation Law.

The General Corporation Shareholders' Meeting is not entitled to consider and take decisions as regards the issues, which are not covered by its competence as per the Federal Corporation Law.

Information on holding the General Shareholders' Meeting in accordance with the Corporation Charter (Clause 15 of the Charter):

The notification on holding the General Shareholders' Meeting should be sent no later than 30 (thirty) days before the date of its holding and the notification on holding the General Shareholders' Meeting with the item on the Company reorganization on the agenda should be sent no later than 40 (forty) days before the date of its holding.

According to Clause 53 c. 2 of the Federal law "On joint stock companies" the notification on holding an extraordinary General Shareholders' Meeting should be sent no later than 60 (sixty) days before the date of its holding.

The notification on holding the General Shareholders' Meeting should be sent within the specified periods of time to each person stated in the list of persons who are entitled to participate in the General Shareholders' Meeting in the written form by means of registered mail, telex, fax or message to the addresses indicated in the register and should be handed in personally against receipt. The notification may also be published in newspaper "Vostochno-Sibirskaya Pravda" as well as in other mass media determined by the Board of directors of the

Company, including electronic ones, an electronic message can also be sent to the address of shareholders if they expressed their wish to receive such messages in this particular form.

The notification on holding the General Shareholders' Meeting should include:

- full name of the Company and its location;
- form of holding the General Shareholders' Meeting (meeting or absent voting);
- date, place (postal address), time of holding the General meeting of shareholders of the Company and in case filled in ballot-papers can be sent to the Company in accordance with Clause 60 c. 3 of the Federal law "On joint stock companies" the postal address where the filled in ballot-papers can be sent, or if the General Shareholders' Meeting is held in the form of absent voting the expiration date of ballot-paper acceptance and the postal address where the filled in ballot-papers should be sent;
- time when registration of participants of the General Shareholders' Meeting begins;
- date of listing the persons entitled to participate in the General Shareholders' Meeting;
- agenda of the General Shareholders' Meeting;
- procedure of studying information (materials) subject to submission during preparation for holding the General Shareholders' Meeting and the address(es) where it can be found.

The information (materials) subject to submission during preparation for holding the General Shareholders' Meeting includes:

- annual financial reporting, including the report of the Company Auditor, conclusion of the Company Auditing Committee on results of the audit of annual financial reporting;

- information about the candidate (candidates) to individual executive body of the Company, the Board of directors, the Company Auditing Committee and the Company's Counting Commission;

- draft alterations and addenda to be introduced in the Charter of the company or the project of new wording of the Charter, draft Decisions of the General Shareholders' Meeting;

- analytical treatment and press materials;

- annual report of the Company;

- conclusion of the Company Auditing Committee concerning credibility of the data in the annual report of the Company;

- reports of the Board of directors on the work executed within the reporting period, on observance of the Code of corporate conduct and on application of reserve and development funds of the Company adopted by the Board of directors;

- recommendations of the Board of directors for profit distribution, including the amount of dividends to be paid on the Company shares and the dividend payment procedure, for distribution of losses according to results of financial year as well as transfer of money to development fund of the Company (specifying the amount of money appropriated to different applications including fee earnings of the members of the Board of Directors, the Auditing Committee and executive bodies of the Company and/or refund of charges caused by functioning as members of the Board of Directors, the Auditing Committee of the Company).

In accordance with Items 14.3 and 14.4 of the Corporation Charter The extraordinary General Shareholders' Meeting of the Company shall be convened by the decision of the Company Board of Directors by its own initiative, by the Company Auditing Committee demand, by demand of Shareholder (Shareholder) possessing not less than 10 % (in words: ten percent only) of the Company voting shares to the date of demand raising.

The demand regarding convening of the extraordinary General Shareholders' Meeting of the Company shall be considered received from Shareholders, who have signed it

The voting share portion of Shareholders (Shareholder) who have demanded for convening of the extraordinary General Shareholders' Meeting of the Company shall be determined to the date of rising of such a demand.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is recorded in the Company

Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is forwarded through ordinary letter or other ordinary mail, the date of raising of such a demand shall be the date stamp impression, which confirms receiving of the letter. If it is done through special delivery letter or any other registered mail, then the submittal date shall be the date of forwarding a demand against receipt.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is given against receipt, then the submittal date shall be the date of handing over.

If needed, the Company shall have the right to convene extraordinary General Shareholders' Meetings, convened aside of annual General Shareholders' Meeting (Item 12.1 of the Charter).

In accordance with Article 55 of the Federal Corporation Law, an extraordinary General Shareholders' Meeting called upon the request of the Corporation Auditing Committee (Inspector), of the Corporation Auditor or of the Corporation Shareholders (Shareholder) being the owners of at least 10 per cent of the voting Corporation shares shall be held within 40 days from the moment when the demand for an extraordinary General Shareholders' Meeting calling.

If the extraordinary General Shareholders' Meeting proposed agenda contains the issue concerning election of the Board of Directors members to be elected by cumulative voting, such a General Shareholders' Meeting shall be held within 70 days from the moment when such demand for an extraordinary Meeting calling was made.

Within 5 (five) days from the date when the demand for calling an extraordinary General Shareholders' Meeting was made by the Auditing Committee, by the Corporation Auditor or by the Shareholders (Shareholder) being the owners of at least 10 per cent (ten per cent) of the Corporation voting shares, the Board of Directors of the Corporation shall take a decision either to call an extraordinary General Shareholders' Meeting or to reject calling it.

If within the term fixed by this Charter the Board of Directors does not take a decision as regards an extraordinary General Shareholders' Meeting calling or takes a decision to reject calling it, an extraordinary General Shareholders' Meeting may be called by the bodies or persons demanding for its calling. At that the bodies and persons calling an extraordinary General Shareholders' Meeting have the authorities foreseen by the present Charter and by the Federal Corporation Law, which are necessary for the General Shareholders' Meeting calling and holding.

The list of persons who are entitled to propose issues to be added to the agenda of the General Issuer's Shareholders' Meeting and the procedure of such proposals submission is as follows:

In accordance with Clause 14.1 of the Charter, the Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to introduce items into agenda of the annual General Shareholders' Meeting of the Company and to nominate candidates for the Board of Directors, Auditing Committee, Counting Commission, and CEO of the Company. The numbers of these candidates shall not exceed the number of the persons to be appointed for the corresponding body. Such proposals shall be submitted to the Company not later than 60 days (in words: sixty days) after the end of financial year.

If the proposed agenda of the extraordinary Company General Shareholders' Meeting contains items regarding election of members of the Board of Directors, Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to nominate candidates for election into the Company Board of Directors. Such proposals shall be submitted to the Company not less than 30

days (in words: thirty days) before the convening date of extraordinary General Shareholders' Meeting of the Company.

Proposals regarding agenda of the Company General Shareholders' Meeting shall be considered to have been submitted by the persons, who (whose representatives) have signed them.

The portion of voting shares, belonging to Shareholders (Shareholder) introducing a proposal regarding agenda of the Company General Shareholders' Meeting, shall be determined on the date of introduction of such a proposal.

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting and regarding nomination of candidates shall be executed in written form with indication of names, quantity and category (type) of shares, owned by Shareholders (Shareholder) introducing the proposal, and shall be signed by these Shareholders (Shareholder).

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting shall contain wording for each proposed item, proposals regarding nomination of candidates shall contain name of each candidate and name of the corresponding body which he is nominated for. Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting may include contain wording solution for each issue.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares are recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is sent by mail, submittal date shall be the date shown on date stamp impression, which confirms receiving of the letter. If this is a special delivery letter, then the submittal date shall be the date of receipt.

When nominating candidates for the Board of Directors, Auditing Committee or Counting Commission or CEO of the Company, Shareholder shall attach written confirmation of the nominee and information regarding the candidate to be provided for familiarization to persons eligible for participation in the Company General Shareholders' Meeting during preparations for convening General Shareholders' Meeting of the Company. Such information shall include:

- full name of the candidate;
- citizenship of the candidate;
- information regarding education and raising of qualification for the past 3 years (in words: three years) (name of education establishment, date of graduation from it, its qualification) of the candidate;
- information regarding places of employment for the past 5 years (in words: five years) in chronological order, names of companies and held offices;
- quantity, category (type) of the Company shares owned by candidate;
- name of the Company body, which candidate is nominated for, and his confirmation of consent to be elected;
- candidate's pledge to observe provisions of this Charter and other Company internal documents, decisions taken by the Company General Shareholders' Meetings in case of his election into the executive bodies of the Company.

The Board of Directors of the Corporation is liable to consider the proposals received and to take a decision as regards their inclusion into the agenda of the General Corporation Shareholders' Meeting or as regards denial to include them into the said agenda not later than 5 (five) days upon expiration of the terms set by Paras. 1 and 2 of Charter Item 14.1.

The issue proposed by Shareholders (Shareholder) shall be included into the agenda of the General Corporation Shareholders' Meeting; in a similar manner, the candidates nominated shall be included into the list of candidates for voting in order to elect the respective body of the Corporation, except for the following cases:

- if Shareholders (Shareholder) do not observe the terms as per paragraphs 1 and 2 of Item 14.1 of this Charter;
- if Shareholders (Shareholder) are not the owners of the certain number of the Corporation voting shares foreseen by paragraphs 1 and 2 of Item 14.1 of this Charter;
- if the proposal does not comply with the requirements foreseen in paragraphs 5 and 6 of Item 14.1 of this Charter;
- if the issue proposed to be included into the agenda of the General Corporation Shareholders' Meeting is not covered by competence of this Meeting and (or) does not comply with the Federal Corporation Law requirements and with other legal norms of the Russian Federation.

The Corporation Board of Directors' motivated decision about denial to add the proposed issue into the agenda of the General Corporation Shareholders' Meeting or about denial to add the nominated candidate into the list of candidates for voting in order to elect the Corporation respective body shall be sent to the Shareholders (Shareholder), who have brought the issue for consideration or nominated the candidate, not later than 3 (three) days from the date of decision-making.

The Corporation Board of Directors' decision about denial to add the issue to the agenda of the General Corporation Shareholders' Meeting or about denial to include the candidate into the list of candidates for voting to elect the respective Corporation body as well as evasion of the Board of Directors from decision-making may be appealed against in the Court.

The Corporation Board of Directors is not entitled to amend the wordings of issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting and the wordings of decisions taken as regards those issues.

Apart from the issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting by Shareholders, or if there are no such proposals, no candidates, or the number of candidates nominated by Shareholders for formation of the respective body is insufficient, then the Board of Directors of the Corporation is entitled to include issues into the agenda of the General Corporation Shareholders' Meeting or candidates into the list of candidates at its own discretion.

The list of persons entitled to get familiarized with the information (materials) provided for preparation and holding of the General Issuer's Shareholders' Meeting and the procedure of getting familiarized with such information (materials) are as follows:

In accordance with Items 15.1., 15.2., 15.3., 15.4 of the Issuer's Charter notification about the General Corporation Shareholders' Meeting holding shall be sent not later than 30 (thirty) days before, and notification as regards holding the General Corporation Shareholders' Meeting whose agenda contains the issue on the Corporation reorganization shall be sent not later than 40 (forty) days before the date of such Meeting.

In the case foreseen by Item 2 of Article 53 of the Federal Corporation Law notification about an General Corporation Shareholders' Meeting holding shall be sent not later than 60 (sixty) days before its date.

Within the terms stipulated notification about the General Corporation Shareholders' Meeting holding shall be sent to each person mentioned in the list of persons entitled to participate in the General Corporation Shareholders' Meeting by means of sending written notices (registered letters, telex messages, fax messages) personally to the addresses given in the Register; those notice shall be handed over to the said persons personally against receipt, or by

means of publishing in Vostochno-Sibirskaya Pravda newspaper as well as in other mass-media including electronic ones; these mass-media shall be chosen by the Board of Directors; notification can also be transmitted by means of sending it to Shareholders' addresses in electronic mode provided they have expressed their will to get such messages in this mode.

In the notice about the General Corporation Shareholders' Meeting holding the following data shall be given:

- Full Corporation name and the Corporation location;
- The form of the General Corporation Shareholders' Meeting holding (a meeting or absentee voting);
- The date, place (postal address), time of the General Corporation Shareholders' Meeting holding; if in accordance with Item 3 of Article 60 of the Federal Corporation Law completed bulletin forms may be sent to the Corporation, the postal address those forms to be sent at shall be given; if the General Corporation Shareholders' Meeting is held in the form of absentee voting, the voting bulletin forms acceptance completion date and the postal address those forms to be sent at shall be given;
- The General Corporation Shareholders' Meeting participants registration commencement time;
- The date of drawing up a list of persons entitled to participate in the General Corporation Shareholders' Meeting;
- The General Corporation Shareholders' Meeting agenda;
- The procedure of familiarization with information (materials) subject to be presented in the course of preparation for the General Corporation Shareholders' Meeting holding and the address (addresses) where this information is available.

The following pieces of information (materials) subject to be presented to the persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting holding shall be available:

- Annual accounting report including the Corporation Auditor conclusion and the Corporation Auditing Committee conclusion as per the results of the annual accounting report auditing;
- Information about the candidate (candidates) to be given to the individual executive body of the Corporation, to the Corporation Board of Directors, to the Corporation Auditing Committee and to the Corporation Returning Board;
- The draft of amendments and additions introduced into the Corporation Charter or the Corporation Charter draft new version, or drafts of internal Corporation documents, or drafts of the general Corporation Shareholders' Meeting decisions;
- Analytical research and mass-media materials;
- The Corporation Annual Report;
- Conclusion of the Corporation Auditing Committee as regards adequacy of the data included into the Corporation Annual Report;
- The following documents approved by the Board of Directors: the Board of Directors' Report on the work done covering the reported period; the Report on Fulfillment of the Corporative Conduct Code; the Report on application of the Reserve Fund and of the Corporation Development Fund.
- Recommendations of the Board of Directors of the Corporation as regards profit distribution including dividend rate paid per the Corporation share and the procedure of its payment as well as the Corporation losses as per the results of the fiscal year; recommendations as regards assignment of assets to the Corporation Development Fund (stating the value of the assets assigned for certain utilization purposes, including remuneration for the Board of Directors members, for the Auditing Committee members and for the Corporation executive bodies members and/or compensation of expenses related to performance of the Board of Directors members' and the Auditing Committee members' functions).

The additional information to be necessarily provided to persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for this Meeting, provided the agenda thereof contains the issue related to the Board of Directors of the Corporation members election, the Corporation President election, the Corporation Auditing Committee members election and the Corporation Returning Board members election is as follows: information concerning availability or lack of the written consent of the candidates nominated to be elected to a respective Corporation body and the data about the candidates in accordance with Article 14.1 of this Charter.

In addition the following documents approved by the Board of Directors shall be enclosed to the Corporation Annual report: the Report on the Development Fund Assets utilization, the Report on the Board of Directors performance and on the Corporative Conduct Code fulfillment.

The following documents shall be deemed additional information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting with the agenda including the issues, which being voted may result in accrual of the Corporation shares redemption right:

- The Report of the independent valuator as regards market value of the Corporation shares if redemption requirement for these shares may be made to the Corporation;
- Calculation of the Corporation net wealth value as per the data of the Corporation Accounting Report covering the last completed reported period;
- Minutes (an extract from the Minutes) of the Board of Directors of the Corporation Meeting, at which the decision was brought as regards fixing the price for the Corporation shares redemption with indication of the shares redemption price.

The following information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting while preparing to hold the General Corporation Shareholders' Meeting with the agenda including the issue of the Corporation reorganization, shall be deemed additional:

- Rationale of the Corporation reorganization conditions and procedure included into the division, segregation or transformation decisions, or in the Contract on merger or affiliation approved (adopted) by the authorized Corporation body;
- Annual Reports and Annual Accounting Report of all the organizations participating in reorganization, during the 3 (Three) completed fiscal years preceding the date of the General Corporation Shareholders' Meeting, or the above documents covering each completed fiscal year from the moment of the organization establishment, if the organization has been performing for less than 3 years;
- Quarterly accounting reports of all the organizations participating in reorganization covering the last completed quarter preceding the date of the General Corporation Shareholders' Meeting.
- The list of additional information (materials) which shall be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation of the General Corporation Shareholders' Meeting may be fixed by the Federal securities market executive body.

When giving information matter to Shareholders it shall be said to which issue of the agenda of the General Corporation Shareholders' Meeting they are related to.

Information (materials) described in this paragraph shall be provided for persons entitled to participate in the General Corporation Shareholders' Meeting for familiarization in the premises at the address of the Corporation individual executive body and in other places, their addresses being given in the notification about the General Corporation Shareholders' Meeting sent to Shareholders within 20 (twenty) days, or if the General Corporation Shareholders' Meeting with the agenda containing the issue of the Corporation reorganization is to be held – within 30 (thirty) days before the General Corporation Shareholders' Meeting date. Information (materials) foreseen by this paragraph may be provided through Internet. The said Information

(materials) shall be accessible for persons participating in the General Corporation Shareholders' Meeting during its holding.

The Corporation shall under the requirement of the person entitled to ticipate in the General Corporation Shareholders' Meeting provide for him/her the copies of the said documents within 5 (five) days from the date when the respective requirement was received by the Corporation. Payment charged by the Corporation for the said copies provision shall not exceed the expenses for their making.

2.2. The Board of Directors of the Corporation

The Board of Directors of the Corporation shall maintain general management of the Corporation performance except for the issues to be decided on, which are under the competence of the General Corporation Shareholders' Meeting.

The quantitative content of the Board of Directors of the Corporation shall be defined by the decision of the General Corporation Shareholders' Meeting. The Board of Directors of the Corporation members shall be elected by the General Corporation Shareholders' Meeting as per the procedure foreseen by the Federal Corporation Law and by the Corporation Charter for the term till the next Annual General Corporation Shareholders' Meeting.

Sittings of the Corporation Board of Directorsa shall be held as often as required but not less often than once in 6 (six) weeks. One of the sittings of the Board of Directors of the Corporation shall be held not later than 4 (four) months after completion of the fiscal year in order to consider the drafts of the Annual Report, Annual Accounting Report (including profit-and-loss reports) as well as profit distribution, including payment (announcement) of dividends, and the Corporation losses in accordance with the fiscal year and the Corporation Auditor's conclusion as regards the Corporation Annual Accounting Report and the Report of the Corporation Auditing Committee.

The Board of Directors of the Corporation sitting shall be called by the Board of Directors of the Corporation Chairman at his/her own initiative, upon requirement of a Board of Directors of the Corporation member, of the Corporation Auditing Committee member, of the Corporation Auditor, or of the Corporation President, or of the Corporation Executive Committee, or of a Shareholder (Shareholders) owning at least 2 per cent (two per cent) of the Corporation shares, as well as on the initiative of dependent and affiliated companies in accordance with decisions of their Board of Directors. The procedure of the Board of Directors sitting calling and holding shall be fixed in the Provisions for the Board of Directors of the Corporation and in the Regulations for the Board of Directors of the Corporation Performance.

Competence of the Board of Directors of the Corporation in accordance with this Charter (Clause 18 of the Charter) is as follows:

1. Determination of development strategy and priority activities of the Company;
2. Convening of the annual and extraordinary General Shareholders' Meetings, excluding cases specified in Clause 55 c. 8 of the Federal law "On joint stock companies";
3. Approval of the agenda of the General Shareholders' Meeting;
4. Determination of the date for making a list of persons entitled to participate in the General Shareholders' Meeting and other matters dealing with preparation for and holding of the General Shareholders' Meeting delegated into the competence of the Board of directors in accordance with provisions of Chapter VII of the Federal law "On joint stock companies".
5. Increase of the Authorized capital by means of placing additional shares within the quantity and categories (types) of authorized shares;
6. Placement of bonds and other issued securities in cases specified in the Federal law "On joint stock companies";
7. Determination of the price (money value) for the property, the price for placing and repurchase of issued securities in cases specified in the Federal law "On joint stock companies";

8. Purchase of shares, bonds and other securities placed by the Company in cases specified in the Federal law "On joint stock companies" and the present Charter;

9. Nomination of a candidate (candidates) to the post of the Company Auditor, recommendations for the amount of fees and refunds to be paid to the members of the Company Auditing Committee and determination of the fee of the Company Auditor.

10. Recommendations for the amount of the dividend and the dividend payment procedure;

11. Application of reserve fund and other funds of the Company;

12. Adoption of internal documents of the Company excluding those adoption of which is in the competence of the General Shareholders' Meeting in accordance with the Federal law "On joint stock companies" as well as other internal documents which are to be adopted by the President according to provisions of the present Charter;

13. Creation (liquidation) of branches and set up (shutdown) of representative offices of the Company, adoption of the Regulations on branches and representative offices, approval of nominees to the posts of heads of branches and representative offices at the suggestion of the President;

14. Approval of large transactions in cases specified in Chapter X of the Federal law "On joint stock companies";

15. Approval of transactions specified in Chapter XI of the Federal law "On joint stock companies";

16. Approval of the Company Registrar and the terms of the contract concluded with him, as well as termination of the contract with the Registrar;

17. Proponing matters specified in sub clauses 2, 6 and 14-19 of clause 12.3 of the present Charter for Decision of the General Shareholders' Meeting;

18. Approval of reports on results of additional share issue;

19. Approval of organizational structure of the Company and the candidature of the Chief accountant as advised by the President of the Company;

20. Determination of the amount of fees and refunds paid to the President, members of the Executive committee and the Chief accountant of the Company;

21. Determination of fund finance generation procedure, approval of the annual report on application of finance of the funds;

22. Appointment of the members of the collective executive body (the Executive committee) at the suggestion of the individual executive body (the President), pre-term dismissal of members of the Executive committee of the Company, making decisions regarding rewards and imposition of disciplinary penalty on the members of the Executive committee;

23. Approval of the main financial and economic activities of the Company, appropriate budgets and limits for the forthcoming calendar year not later than on December 31 of the current year;

24. Approval of the financial and economic plan at the suggestion of the President, including but not limited to the planned expenses and revenues for each direction of the Company activities;

25. Creation of the risk management system, approval of the Company internal procedures regulating risk management, ensurance of their observance, efficiency analysis and improvement of such procedures;

26. Appointment of the Corporate secretary of the Company (hereinafter "Secretary of the Company");

27. Settlement of internal corporate conflicts;

28. Control of operating efficiency of the individual executive body (the President) of the Company;

29. Determination of terms and conclusion of contracts with the President and the members of the Executive committee;

30. Creation of policy of price setting for products manufactured by the Company and

services rendered by it;

31. Preparation of suggestions concerning alterations in the Charter of the Company and bringing them up for consideration of the General Shareholders' Meeting;

32. Preliminary approval of annual reports, annual financial reporting, including reports on profits and losses (surplus and loss accounts) of the Company as well as distribution of profit, including payment (announcement) of dividends, excluding the profit distributed as dividends according to results of the first quarter, half-year, nine months of financial year, and losses of the Company according to results of financial year no later than 30 (thirty) days before the date of holding the shareholders' annual General meeting;

33. Preparation of suggestions concerning settlement of transactions, which are to be approved by the Decision of the General Shareholders' Meeting;

34. Approval of annual reports on work executed by the Board of directors and observance of the Code of corporate conduct of the Company;

35. Other matters specified in the Federal law "On joint stock companies" and the present Charter.

Issues covered by competence of the Board of Directors cannot be passed for the Corporation President and/or the Corporation Executive Committee decision.

2.3. The Corporation Executive Bodies

Management of the Corporation current activities shall be implemented by the individual executive body (The Corporation President) and by the collective executive body (The Executive Committee) of the Corporation. The Corporation executive bodies report to the Board of Directors of the Corporation and to the General Corporation Shareholders' Meeting.

The Corporation President shall be elected by the General Corporation Shareholders' Meeting for the 3 (Three) year term, from the date of the General Corporation Shareholders' Meeting at which he/she was elected till the date of the third Annual General Corporation Shareholders' Meeting (hereinafter referred to as the date of the Third General Corporation Shareholders' Meeting), and he/she may be appointed for the next terms unlimited number of times. If 3 (three) calendar years from the date of the Corporation President election date expire earlier than the date of the Third General Corporation Shareholders' Meeting comes, the Corporation President's authorities shall automatically be prolonged until this date comes.

The General Corporation Shareholders' Meeting is entitled to take the decision as regards early cancellation of the Corporation President's authorities any time.

The Corporation President' competence covers all the issues related with the Corporation current performance management (Clause 20 of the Charter) except for the issues being covered by competence of the General Corporation Shareholders' Meeting, of the Board of Directors of the Corporation and the Executive Committee.

The CEO acts on behalf of the Company without any letter of attorney; he performs the following functions:

1. Handles the property of the Company to provide for its current activities within the limits specified by the present Charter and internal documents of the Company;
2. Represents interests of the Company in Russia and abroad;
3. Organizes work of the Executive committee, presides at its meetings;
4. Submits proposals on appointment and dismissal of the members of the Executive committee for the meetings of the Board of directors;
5. Suggests nominees to the posts of the Chief Accountant and heads of branches and representative offices of the Company for approval at the meetings of the Board of directors;
6. Distributes duties among his assistants (First Vice-President , Senior Vice-President , Vice-President 's) and members of the Executive committee;

7. Represents the opinion of the collective executive body (the Executive committee) at the meetings of the Board of directors;

8. Quarterly submits for consideration of the Board of directors quarter plans of work of the collective executive body (the Executive committee) and reports on their execution. The form of such plans and reports is determined by the Board of directors in accordance with internal documents of the Company;

9. Organizes execution of Decisions of the General Shareholders' Meeting, the Board of directors and the collective executive body (the Executive committee) of the Company;

10. Performs transactions on behalf of the Company, independently within the limits of his competence or after their approval by the General Shareholders' Meeting, the Board of directors or the Executive committee of the Company according to procedure determined by the Federal law "On joint stock companies", the present Charter, and internal documents of the Company;

11. Issues orders and gives directions subject to compulsory implementation by all employees of the Company, issues letters of attorney to officials of the Company;

12. Submits reports on financial and economic activities of the Company to the agencies of State administration;

13. Works out and submits for approval of the Board of directors the project of the main financial and economic activities of the Company and appropriate budgets and limits for the following year not later than on December 1 of the current year;

14. Quarterly submits to the Board of directors' reports on execution of the Company budget;

15. Determines organizational structure of the Company;

16. Opens bank clearing accounts and other bank accounts;

17. Determines the Company accounting policies;

18. Concludes the collective contract and ensures execution of its terms;

19. Approves of the personnel list and salary schedule limits, concludes employment agreements with employees of the Company;

20. Approves of internal documents of the Company directly connected with realization by the President of the matters in his competence as specified in the present Charter;

21. Performs other functions necessary to achieve the goals of the Company activities and ensure its normal work in accordance with RF legislation, the present Charter and internal documents of the Company.

Management of the Corporation current activities shall be implemented by the Executive Committee within the competence limits set by the legislation of the Russian Federation, by the Charter and by the Provision for the Corporation Executive Committee.

The Corporation Executive Committee members except for the Corporation President shall be appointed by the Board of Directors of the Corporation upon nomination of the Corporation President for the 3 (Three) year term in accordance with the Corporation Charter, with the Provisions for the Collective Executive Body (the Corporation Executive Committee) and with other Corporation internal documents.

The Board of Directors of the Corporation shall define the number of the Executive Committee members.

The Board of Directors of the Corporation is entitled to bring a decision as regards early cancellation of the Corporation collective executive body members (the Executive Committee) and as regards formation of the new Corporation collective executive body (the Executive Committee).

The Executive Committee shall be entitled to settle the following issues related to the Corporation activities (Clause 21 of the Charter):

1. Determine the investment policy regarding assets of the Company and assets belonging

to its dependent and subsidiary companies.

2. In accordance with the plan of work of the Board of directors annually submit for approval of the Board short-term and long-term strategy of the Company development, financial and economic plan, suggestions on planned financial and economic figures for the following year.

3. In accordance with working plan of the Executive committee approve of the report on results of activities of structural subdivisions (service, branches and representative offices) for the appropriate period (reporting quarter) and operational plan for structural subdivisions for the forthcoming period, approve of the budget of structural subdivisions (core and minor activities). It should be done quarterly at the regular meeting of the Executive committee.

4. Consider and approve of projects of the personnel list and organizational structure of the Company at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

5. Consider and approve of projects of the official salaries and evaluated wage rates at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

6. Approve of the nominees to vacant positions of the Company management (First Vice-President, Senior Vice-President, Vice-President, head of department, head of direction, heads of branches and representative offices) at the suggestion of the CEO.

7. Approve of a transaction (including loan, credit, pledge, warrantee) or several interrelated transactions for the sum from 10% (ten per cent) to 25% (twenty-five per cent) of the Company balance sheet assets, determined according to the data of financial reporting for the latest reporting date.

8. Make decisions on participation in other organizations in case the Company owns (or will own) 10% (ten) and more per cent of voting shares (equity stakes, ordinary shares) of the said organizations.

9. Appoint persons who represent the Company at the meetings of shareholders (participants) of dependent and subsidiary enterprises of the Company.

10. Make proposals concerning the agenda of meetings of executive bodies of dependent and subsidiary enterprises of the Company.

11. Control generation and application of reserve fund and other funds of the Company made of net profit of the Company.

12. Settle other matters regarding the Company activities in accordance with Decisions of the General Shareholders' Meetings, the Board of directors, as well as issues brought up for consideration by the CEO of the Company.

3. Information about the persons being the members of the Corporation Executive Bodies

The Corporation Executive Bodies Content for the period from the 26th June 2004 till this time:

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1.	Oleg Fyodorovuch DEMCHENKO – *Chairman*	*1944*
2.	Vyacheslav Mikhailovich AGAPKIN	*1950*
3.	Valerij Borisovich BEZVERHIJ	*1959*
4.	Alexej Ivanovich ISAJKIN	*1952*
5.	Alexandr Nikolayevich KLEMENTYEV	*1955*
6.	Nelya Konstantinovna MIKHAJLOVA	*1957*
7.	Mikhail Aslanovich POGOSYAN	*1955*
8.	Maxim Vladimirovich POLETAYEV	*1971*
9.	Alexej Konstantinovich PONOMARYOV	*1959*
10.	Alexej Innokentyevich FEDOROV	*1952*
11.	Sergej Viktorovich CHEMEZOV	*1952*
Collective Executive Body has not been formed		
Individual Executive Body - The Corporation President		
	Alexej Innokentyevich FEDOROV	1952

The Corporation Executive Bodies Content for the period from the 23rd May 2003 till the 26th June 2004

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1.	*Valerij Borisovich BEZVERHIJ – Chairman*	*1959*
2.	*Valentin Vladimirovich BOYEV*	*1936*
3.	*Oleg Fyodorovuch DEMCHENKO*	*1944*
4.	*Alexandr Gennadyevich YEFANOV*	*1956*
5.	*Alexandr Nikolayevich KLEMENTYEV*	*1955*
6.	*Vladimir Vasilyevich KOVALJKOV*	*1952*
7.	*Viktor Anatolyevich KOBZEV*	*1949*
8.	*Alexej Konstantinovich PONOMARYOV*	*1959*
9.	*Alexej Innokentyevich FEDOROV*	*1952*
10.	*Sergej Viktorovich TSIVILEV*	*1961*
11.	*Alexandr Konstantinovich CHICHIKOV*	*1947*
Collective Executive Body has not been formed		
Individual Executive Body - The Corporation President		
12.	*Alexej Innokentyevich FEDOROV*	*1952*

The Corporation Executive Bodies Content for the period from the 24rd May 2002 till the 23th June 2003

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1.	*Valerij Borisovich BEZVERHIJ – Chairman*	*1959*
2.	*Sergej Dmitriyevich BODRUNOV*	*1958*
3.	*Alexandr Nikolayevich KLEMENTYEV*	*1955*
4.	*Vladimir Vasilyevich KOVALJKOV*	*1952*
5.	*Viktor Anatolyevich KOBZEV*	*1949*
6.	*Mikhail Vadimovich KORZHUYEV*	*1955*
7.	*Igor Vladimirovich KRUGLYAKOV*	*1959*
8.	*Alexej Innokentyevich FEDOROV*	*1952*
9.	*Sergej Viktorovich TSIVILEV*	*1961*
10.	*Alexandr Alexeyevich VEPRYEV*	*1951*
11.	*Alexandr Konstantinovich CHICHIKOV*	*1947*
Collective Executive Body (the Executive Committee, Direction): has not been foreseen by the Charter		
Individual Executive Body – The Corporation President		
	Alexej Innokentyevich FEDOROV	*1952*

4. Information about the persons being the members of the Board of Directors:

Chairman of the Board of Directors: *Oleg Fyodorovuch DEMCHENKO*
Year of birth: *1944*
Educational background: *higher education, Kujbyshevsky Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 - 2001*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – Director General*
Period: *2001 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – Chairman of the Board of Directors*

Period: *2003 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: the member of the *Board of Directors*

Period: *2004 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *Chairman of the Board of Directors*

Vyacheslav Mikhailovich AGAPKIN
Year of birth: *1950*
Educational background: *higher education, Moscow Petrochemical and Gas Industry Institute of I.M. GUBKIN (1972), post-graduate course at Moscow Petrochemical and Gas Industry Institute of I.M. GUBKIN (1976), Doctor of Technical Science (1998), Professor (1991).*

All the positions occupied by such a person in the Issuer's company and in other organizations during the last 5 years and *at present* in chronological sequence, including those occupied on the combined job mode basis are as follows:

Period: *1992 - at present*
Organization: *International Construction Institute Ltd*
Position: *Director General*

Valerij Borisovich BEZVERHIJ
Year of birth: *1959*
Educational background: *higher education, Ukrainsky University of Water Industry Engineers (1981), All-Russian Foreign Trade Academy (1991)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:
Period: *2001 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *the Corporation Vice- President*

Period: *1998 - at present*
Organization: *CJSC FTK*
Position: *The Corporation President*

Period: *1998 - at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *Chairman of the Board of Directors*

Period: *2002 - at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *Senior Vice-President of the Corporation for business planning and development*

Alexej Ivanovich ISAJKIN
Year of birth: *1952г.*
Educational background: *higher education, Irkutsky National Economy Institute (1976)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:
Period: *2000- at present*
Organization: *Volga-Dnepr Airlines Ltd*
Position: *The Corporation President, Chairman of the Board of Directors*

Period: *2003- at present*
Organization: *CJSC AVIASTAR-SP*
Position: *member of the Board of Directors*

Period: *1996-2002*
Organization: *Volga-Dnepr Airlines Ltd*
Position: *member of the Board of Directors*

Alexandr Nikolayevich KLEMENTYEV
Year of birth: *1955*

Educational background: *higher education, All-Russian Foreign Trade Academy (1987), Business School attached to Moscow State Institute of International Relations (MGIMO) (1997)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 1999*
Organization: *SOE ROSVOORUZHENIYE*
Position: *Chief of Regional Policies for Foreign Trade Activities Department*

Period: *1999 - at present*
Organization: *SOE AVPK SUKHOJ*
Position: *Deputy Director General*

Period: *1998 - at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Board of Directors*

Nelya Konstantinovna MIKHAJLOVA
Year of birth: *1957*
Educational background: *higher education, Moscow Engineering and Construction Institute of KUJBYSHEV (1981), All-Russian Extra-Mural Financial and Economical Institute (1997)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2004 - at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Board of Directors*

Period:*1995 – at present*
Organization: *CJSC Company FTK*
Position: *the CorporationVice-President in charge of Economics and Finance*

Mikhail Aslanovich POGOSYAN
Year of birth: *1956*
Educational background: *higher education, Moscow Aviation Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2004 - at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Board of Directors*

Period: *1998 - at present*
Organization: *OJSC SUKHOJ Company*
Position: *Director General*

Maxim Vladimirovich POLETAYEV
Year of birth: *1971*
Educational background: *higher education, Yaroslavsky State University (1993)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period:
Organization: *Bajkalsky Bank of the Savings Bank of the Russian Federation*
Position: *Chairman of the Executive Committee*

Period:
Organization: *Severny Bank of the Savings Bank of the Russian Federation*
Position: *Deputy Chairman of the Executive Committeeя*

Period:
Organization: *Yaroslavsky Bank of the Savings Bank of the Russian Federation*
Position: *Director of Reserve Management*

Alexej Konstantinovich PONOMARYOV
Year of birth: *1959*
Educational background: *higher education, Candidate of Technical Science, Moscow Physical and Technical Institute (1982), Military Academy of Peter the Great (1993), State University – Higher Economics School (1996)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 1999*
Organization: *OJSC Aviation Scientific and Technical Complex of A.N. TUPOLYEV*
Position: *First Deputy Director General*

Period: *1992 - at present*
Organization: *SOE Interdepartamental Analytical Center*
Position: *Director*

Period: *2000 - at present*
Organization: *Institute for Training and Retraining of Defense Industry Specialists State University - Higher Economics School*
Position: *Scientific manager of the Institute*

Period: *2003 - at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Board of Directors*

Alexej Innokentyevich FEDOROV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 1998*
Organization: *SOE ROSVOORUZHENIYE*
Position: *Councillor of the Director General*

Period: *1998 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *The Corporation President*

Period: *2002 - at present*

Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *The Corporation President*

Period: *1998 - at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Board of Directors*
Share in the Corporation authorized capital is *0.00043%*

Sergej Victorovich CHEMEZOV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Institute of National economy (1975), RF Armed Forces General Staff Military Academy (2001).*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:
Period: *2000 - at present*
Organization: *SOE ROSOBORONEXPORT*
Position: *First Deputy Director General*

Period: *1999 - 2000*
Organization: *SOE PROMEXPORT*
Position: *Director General*

Period: *1996 - 1999*
Organization: *Administrative department of the President of the Russian Federation*
Position: *Chief of Foreign Economical Relations Department*

5. Information about remuneration, preferences and/or compensation of expenses for each Executive body

Remuneration including salaries and wages, bonuses, commission, preferences and/or expenses compensation for IRKUT Board of Directors of the Corporation members for 2002 and 2003 were not paid; other material provisions were not maintained.

Remuneration for IRKUT Board of Directors of the Corporation members starting from 2004 have been regulated by Provisions for Remuneration of IRKUT Corporation Directors approved by the General Corporation Shareholders' Meeting on 26.06.2004.

6. Information on the structure and competence of the bodies controlling financial and economical activities of the Corporation

In accordance with Item 11.2 of the Charter the following bodies perform control over the Corporation financial and economical activites: the Corporation Auditing Committee and the Corporation Auditor.

6.1. Information about the Corporation Auditing Committee

Procedure of the Auditing Committee performance shall be implemented in accordance with the Provision for Performance of the Corporation Auditing Committee approved by the General Corporation Shareholders' Meeting on 26.06.2004.

In accordance with the Corporation Charter the procedure shall be as follows:

22.2. The Auditing Committee is elected at the annual General Shareholders' Meeting by simple majority vote of shareholders participating in the meeting according to procedure

specified in the Regulation of Auditing Committee of the Company for the period till the following annual General Shareholders' Meeting, the number of members is determined in the Regulation of Auditing Committee. The term of powers of the Auditing Committee is from the date of its election by the General Shareholders' Meeting till the date of election of the new membership of the Auditing Committee.

22.3. Powers of individual members or the whole Auditing Committee can be terminated ahead of time upon Decision of the General Shareholders' Meeting for the reasons and in accordance with procedure specified in the Regulation of Auditing Committee.

If the number of members of the Auditing Committee becomes less than a half of those specified in the Regulation of Auditing Committee of the Company the Board of directors must convene an extraordinary General Shareholders' Meeting to elect the new membership of the Auditing Committee. The remaining members of the Auditing Committee perform their functions until the new membership is elected at an extraordinary General Shareholders' Meeting.

22.4. A member of the Auditing Committee can be a shareholder or any person suggested by a shareholder. Members of the Auditing Committee of the Company cannot simultaneously be members of the Board of Directors, the individual executive body (the President), members of the collective executive body (the Executive committee) or members of the Liquidation commission. Shares owned by the members of the Board of Directors or persons holding posts in the executive bodies of the Company cannot participate in voting during elections of the members of the Auditing Committee.

22.5. Scrutiny (audit) of financial and economic activities of the Company considers results of the Company annual activities. Scrutiny (audit) of financial and economic activities of the Company is also performed at any time:

- on initiative of the Auditing Committee itself;
- upon Decision of the General Shareholders' Meeting;
- upon Decision of the Board of directors of the Company;
- upon Decision of the Executive committee of the Company;
- on request of a shareholder (shareholders) who own together no less than 10% (ten per cent) of the Company voting shares.

22.6. On request of the Auditing Committee the persons holding posts in the management bodies of the Company must submit documents on financial and economic activities of the Company.

22.7. The Auditing Committee of the Company is entitled to demand an extraordinary convening of the General Shareholders' Meeting in accordance with Clause 55 of the Federal law "On joint stock companies".

22.8. Upon Decision of the General Shareholders' Meeting fee earnings and (or) refund of charges dealing with execution of their duties can be paid to the members of the Auditing Committee. The amount of such fees and refunds is determined by Decision of the General Shareholders' Meeting in accordance with internal documents of the Company.

6.2. System of internal control over financial and economical activities of the Company

Aiming at accomplishment of internal control over financial and economical activities in August 2001 the Internal Auditing and Taxation Planning Department was formed.

Key officers of the Department:

I.A. VASILYEVA, Deputy Chief Accountant;

V.V. SEMYANNIKOVA, Taxation Planning Subdivision Manager;

G.M. NESMEYANOVA, Auditing Methods Subdivision Manager.

The main functions of the Internal Auditing and Taxation Planning Department are as follows:

- Taxation policies elaboration and management.
- Taxation payment mode optimization schemes elaboration.
- Taxation planning for the purpose of budget management.
- Taxation development work on contracts and agreements.
- Internal auditing of the subdivisions:
- Elaboration of normative documents required for internal auditing of the subdivision;
- Control over the activities of internal auditing subdivisions;
- Analysis of materials and components suppliers market opportunities;
- Analysis of uniform purchase pricing policies;
- Expert examination of contracts concluded on initiative of the Corporation Financial and Economical Direction subdivisions with suppliers of materials and components from the point of view of expenses and payment terms optimization;
- Selection of optimal suppliers' and contractors' optimal relationship schemes;
- Organization and implementation of the Corporation subdivisions financial analysis;
- Preparation of consolidated Accounting and Financial Report of the Corporation.
- Methodical help maintenance for subdivisions of the Corporation Financial and Economical Direction as regards issues of accounting and taxation control;
- Accomplishment of single consultations for the Corporation employees.

The Department shall report to the Senior Vice-President of the Corporation in charge of corporative economics and finance.

Cooperation with executive bodies of the Corporation management – preparation of information related to financial and economical activities upon the assignment of the executive body.

Cooperation with the Board of Directors – preparation of information as regards financial and economical activities upon the Board of Directors assignment.

Cooperation with the Corporation external Auditor – rendering assistance in auditing accomplishment.

The Corporation internal document setting the rules helping to avoid utilization of classified (inside) information:

7. Information about the persons included into the bodies controlling financial and economical activities of the Issuer

Nadezhda Vladimirovna IVANOVA
Year of birth: *1955*
Educational background: *higher education, Irkutsky Institute of National Economy (1977)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:
Period: *1998 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *Chief of Internal Audit Department*
Period: *1998 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Auditing Committee*

Vasilij Vasilyevich KANASHENOK
Year of birth: *1963*
Educational background: *higher education, Irkutsky State University (1989), Irkutskaya State Economical Academy (1997)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *Chief of Property Management Department*

Period: *1998 - – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Auditing Committee*

Yelena Yevgenyevna RAKUSHINA
Year of birth: *1960*
Educational background: *higher education, Moscow Management Institute of S. ORDZHONIKIDZE and decorated with the Red Labor Banner Order (1982)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 - at present*
Organization: *JSC " OKB SUKHOGO"*
Position: *Chief Accountant*

Period: *2004 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: member of the Auditing Committee

Period: *1998-1999*
Organization: *JSC "OKB SUKHOGO"*
Position: *Deputy Chief Accountant*
Share in the authorized capital of the commercial organizations: *No*

Vladislav Vladimirovich IONUSHAS
Year of birth: *1944*
Educational background: *вhigher education, Irkutsky Polytechnic Institute (1966), Irkutsky Institute of National Economy (1980)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2004 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"IRKUT*
Position: member of the Auditing Committee

Period: *2004 - – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *Deputy Chief of the Administrative Department*

Period: 1994-2004
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*

Position: *Chief of Administrative Department*

Share in the Corporation authorized capital is *0.2%*

Alexandr Nikolayevich KIREYEV
Year of birth: *1949*
Educational background: *higher education,* Achinskoye Military Aviation and Technical School *(1969), VVIA of Professor N.E. ZHUKOVSKY, Russian Academy of Governmental Sretrvice under the President of the Russian Federation (1996), Academy of Budget and Treasury of the Ministry of Finance (2000)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2004 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *member of the Auditing Committee*

Period: *2003 – at present*
Organization: *Joint Stock Company "Scientific - Production Corporation "Irkut"*
Position: *Chief of Legal Department*

Period: *2002-2003*
Organization: *representative office of RAO EES RUSSIA for the Capital management in the north-western part of Russia*
Position: *First Deputy Director*

Period: *1996-2002*
Organization: *Ministry of Finance of the Russian Federation*
Position: *Deputy Chief of the Legal Department*

8. Information about remuneration, preferences and/or compensation of expenses as regards the body controlling financial and economical activities of the Issuer

Remuneration including wages and salaries, bonuses, commission, preferences and/or compensation of expenses to IRKUT Corporation Auditing Committee members for 2002 and 2003 were not paid; other property compensations were not granted.

Remuneration to IRKUT Corporation Auditing Committee members starting from 2004 have been regulated by Provision for payment of remuneration and compensations to the Auditing Committee members, this Provision being approved by the General Corporation Shareholders' Meeting dated 26.06.2004.

9. Information about commercial organizations in which the Company owns at least 5 per cent of the authorized capital stock or at least 5 per cent of shares.

1. Full and abbreviated Company names: Non-Governmental Pension Fund Irkut, NPF Irkut
Location: Russia, 664020 Irkutsk, ul Novatorov, 3
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta, 16
Share of the Company in the authorized capital of the legal entity 66.15%
Share of ordinary stocks of the enterprise held by the Company 66.15%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51.1%
Share of ordinary stocks of the enterprise held by the Company 51.1%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Open joint-stock company "SCIENTIFIC, RESEARCH AND DESIGN INSTITUTE OF MEASUREMENT INSTRUMENTATION FOR MECHANICAL ENGINEERING", OJSC "NII izmerenija"
Location: Russia, 129626, Moscow, ul. Novoalexeyevskaya, 13, Bldg.1
Share of the Company in the authorized capital of the legal entity 97.96%
Share of ordinary stocks of the enterprise held by the Company 97.96%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 39.57%
Share of ordinary stocks of the enterprise held by the Company 39.57%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

9. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

10. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

11. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 20.35%
Share of Ordinary stocks in the authorized capital of the Company is 20.35%

12. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 8.4%
Share of ordinary stocks of the enterprise held by the Company : 8.4%
Share of participation in the authorized capital of the Company : 10.18%
Share of Ordinary stocks in the authorized capital of the Company: 10.18%

13. Full and abbreviated Company names: Open joint-stock Company "Machine-Building Industrial Unity of I. RUMYANTSEV", OJSC "MPO of I. RUMYANTSEV"
Location: Russia, 127015, Moscow, ul. Raskovoj, 34
Share of the Company in the authorized capital of the legal entity 9.05%
Share of ordinary stocks of the enterprise held by the Company 12.07%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.46%
Share of ordinary stocks of the enterprise held by the Company : 71.51%

Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Open joint-stock Company "TAGANROG AVIATION"
Location: Russia 347923, Rostovskaya Oblast, Taganrog, Pl. Aviatorov,1
Share of the Company in the authorized capital of the legal entity 8.068%
Share of ordinary stocks of the enterprise held by the Company 8.068%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

IV. Securities of the Company

Now in circulation there are the following issued securities of the Company:

- Ordinary inscribed non-documentary shares 878 946 528 shares.
- Interest bearing inscribed non-documentary bonds, series A01, 600 000 bonds.
- interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody 1 500 000 shares.

1. Information on shares of the Company

1.1. The first issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 690875 shares
Total volume of issue by Nominal-value: 552700 roubles

Data of the state registration of issue:
Date of registration: 11.03.1993
Registration number: 34-1П-0223
The agency carried out the state registration: the Finance bodies of Irkutsk Authority

Way of placement: according to the plan of privatization
The period of placement: from 11.03.1993 till 11.03.1993

The amount of actually placed securities according to the registered report on results of issue: 690875 shares

Data of the state registration of the report on results of issue:
Date of registration: 30.12.1998
The agency carried out the state registration: Irkutsk Regional Department of Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.2. Second issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 790 361 000 shares
Total volume of issue by Nominal-value: 632 288 800 roubles

Data of the state registration of issue:
Date of registration: 17.05.1999
Registration number: 1-02-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

Way of placement: distribution among shareholders
The period of placement: from 3.04.1999 till 3.04.1999

The amount of actually placed securities according to the registered report on results of issue: 790 361 000 shares

Data of the state registration of the report on results of issue:
Date of registration: 17.05.1999
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.3. Third issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3.0 roubles.

Quantity of securities of this issue: 791 051 875 shares
Total volume of issue by Nominal-value: 2 373 155 625 roubles

Data of the state registration of issue:
Date of registration: 15.08.2002
Registration number: 1-03-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:
The conversion of shares into shares with the greater nominal value with the increase in the authorized capital of the joint-stock company.

The source of placement of securities:
The increase in the authorized capital of joint-stock company by increase in a Nominal-value of shares is carried out due to the reassessment of capital assets made by means of the software-information complex " STOF 2,1 Bookkeeper ", developed by scientific research institute of Statistics of Goskomstat of Russia with the help of Joint-Stock Company " CodeInfo " on factors of Goskomstat of Russia.

Conditions and the order of placement of securities of this issue:
Placement is carried out by converting one ordinary inscribed non-documentary share of the first and second issue in one ordinary nominal non-documentary share of the third issue.

The period of placement (date of converting, or the order of its definition)
Converting is carried out on the sixth working day from the moment of the state registration of the third issue of securities in Federal Commission for the Securities Market - 23.08.2002.

The amount of actually placed securities according to the registered report on results of issue:
791 051 875 shares

Data of the state registration of the report on results of issue:
Date of registration: 10.09.2002
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: placed

1.4. Additional issue.

Category: ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3 rouble.

Quantity of securities of this issue: 87 894 653 shares
Total volume of issue by Nominal-value: 263 683 959 roubles

Data of the state registration of issue:

Date of registration: 06.02.2004.
Registration number: 1-03-00040-A-001-D.
The agency carried out the state registration: Federal Commission for the Securities Market.

The way of placement: closed subscription.
Purchasers of shares of additional issue:

The shareholders of the Company having the pre-empty right of purchase of securities of additional issue according to the article 40 of the Federal law «On joint-stock companies» and the decision on increase in the authorized capital, accepted by extraordinary general meeting of shareholders on December, 2, 2003 (the Minutes of general meeting of shareholders № 18 from 02.12.2003 .).
Joint-Stock Commercial Bank «Moskovsky Delovoy Mir» (open joint-stock company). The location: 115172, Moscow, Kotelnicheskaya nab, 33, building 1.

The price (the order of definition of the price) placement of shares of additional issue:

The price of placement of shares of additional issue is to be determined by the Board of directors of the Company during the period from the date of the state registration of an additional share issue, but not later than 2 (two) days prior to a date of starting the placement of shares of additional issue on the basis of the data of the preliminary marketing research made by the Company.
The price of placement of shares of additional issue for persons who have the pre-empty right to purchase shares of additional issue, is to be determined by the Board of directors of the Company not later than 1 (one) day prior to a date of dispatch to shareholders notices on an opportunity of realization of the pre-empty right of purchase of actions of additional issue on the basis of the data of the preliminary marketing research made by the Company, but not later than 2 (two) days prior to a date of starting the placement of shares of additional issue.
The price of placement of shares of additional issue, including the price of placement of shares for persons, having the pre-empty right to purchase shares of additional issue, is determined by the decision of the Board of directors on March, 31, 2004 at a rate of 16,78 rubles (the Minutes of the Board of directors meeting №17 on March, 31, 2004).

The date of starting and termination (the order of definition) of the placement of shares of additional issue:

The date of start of the placement of securities of additional issue is determined by the decision of the Board of directors of the Issuer after the date of the state registration of additional share issue (the Minutes of the Board of directors meeting №17 on March, 31, 2004).
The date of starting the placement of shares of additional issue: on April, 9, 2004.
The date of conclusion of the first civil-law contract on alienation shares of additional issue: on April, 13, 2004.
The date of closing the placement is the date of placement of last share of additional issue, but not later than one year from the date of the state registration of an additional share issue.

The date of the actual termination of placement of shares of additional issue (the date of entering the last record under the personal account of the purchaser): on June, 02, 2004.
Actual term of realization of the pre-empty right (the date of reception of first and last application for purchase of shares of additional issue by the Company in the procedure of realization the pre-empty right): from April, 13 till May, 17, 2004

The order of placement of shares of additional issue:

The placement of securities of additional issue is carried out in two stages:

Stage 1 - the placement of securities to the persons having the pre-empty right of their purchase.

Stage 2 - the placement of securities to the participant of a subscription - to Joint-stock Commercial Bank «Moskovsky Delovoy Mir» (open joint-stock company).

The order and conditions of realization of the pre-empty right of purchase of shares of additional issue:

Shareholders - owners of ordinary shares of the Company which were voting against or not accepting participation in voting concerning increase of the authorized capital of the Company by issue of additional shares, placed by the closed subscription have the pre-empty right of purchase of securities of additional issue.

The list of shareholders having the pre-empty right of purchase of securities of additional issue is made according to the register of shareholders for the date of making a decision on placement of securities of additional issue - on December, 2, 2003. There are about 900 shareholders in the list.

The validity of the pre-empty right of purchase of securities of additional issue is 45 days from the date of a direction to the shareholders included in the list of persons, having the pre-empty right of purchase of securities of additional issue, the notice on an opportunity of realization of such right.

Summarizing of realization of the pre-empty right by the shareholders having the pre-empty right of purchase of securities of additional issue, is carried out by the Company within 5 working days after expiry of the term of action of the pre-empty right of purchase of securities of additional issue.

The notification procedure about an opportunity of realization of the pre-empty right of purchase of securities of additional issue:

Not later than 2 (two) days prior to the date of starting the placement of securities of additional issue, the Company directs the persons included in the list of persons, having the pre-empty right of purchase of securities of additional issue, by the certified mail, the notice on an opportunity of realization by them the pre-empty right of purchase of securities of additional issue, which contains the following data:

- Quantity of placed securities of additional issue;
- The price of placement;
- The order of definition of amount of securities of additional issue the shareholder has the right to get:
- Validity of the pre-empty right.

The notice on an opportunity of realization of the pre-empty right of purchase of securities of additional issue is the offer of the Company to the shareholder about purchase of placed securities of additional issue.

The procedure on the pre-empty right of purchase of securities of additional issue.

Shareholders of the Company, wishing to realize the pre-empty right of purchase of securities of additional issue, in time not later than 45 days from the date of a direction to them notices on an opportunity of realization of such right, should submit to the Company the application on purchase of securities of the additional issue, made in any written form.

The original document about payment of all amount of securities of the additional issue specified in the application, is applied to the application.

The application should be submitted personally (or through the representative) in the working days from 9.00 till 16.00 o'clock to the address: 664020, Irkutsk, Innovators street, b.3, Open Joint-Stock Company «Scientific production corporation " IRKUT ", or sent to the same address by certified mail.

If the 45-th day from the date of direction to shareholders of the notice on an opportunity of realization of the pre-empty right appears the day off, the last day of submission is considered the first working day after the specified date. The date of submission of the application by mail is defined by stamp of the post office of place of destination.

Receipt of the application of the shareholder and documents on payment to the Company admits as the acceptance of the shareholder on the offer of the Company about purchase of securities of additional issue.

The application on purchase of securities of additional issue from the natural person should contain the following data:

- A surname, a name, a patronymic of the shareholder;
- A place of residence;
- The amount of securities of additional issue he intends to acquire.
- Passport data (series and number of the passport, the name of the agency which gave out the passport and the date of handing it over);
- The full post address;
- If it is: contact phone number, the fax number, the e-mail address;
- The number of the account of the purchaser, on which return of funds of the purchaser, brought in payment of securities of additional issue, will be carried out in a case of need (or the instruction on a different way of return of funds of the purchaser).

In the case of signing the application by the representative of the shareholder, a properly formalized power of attorney should be enclosed to the application.

The application on purchase of securities of additional issue from the legal person should contain the following data:

- The full company name of the shareholder;
- A place of his presence;
- The amount of securities of additional issue he intends to acquire.
- The full post address;
- Date of registration, registration number and the name of registering agency;
- Bank requisites;
- A post, a surname, a name, a patronymic of the head of the company, his contact phone number;
- The e-mail address (if it is), contact phone number, fax number;
- The number of the account of the purchaser, on which return of funds of the purchaser, brought in payment of securities of additional issue, will be carried out in a case of need (or the instruction on a different way of return of funds of the purchaser).

The following documents should be enclosed to the application from the legal person:

- A copy of the certificate on the state registration of the given legal person, certified notarially;
- The document confirming powers of the head of the legal person to operate on behalf of the legal person without the power of attorney, and the power of attorney of the representative of the legal person, in case of signing of the application by the last.

The shareholder has the pre-empty right to realize in full or in part the pre-empty right. Thus the shareholder has the pre-empty right to acquire securities of additional issue proportionally to the amount of ordinary shares of the Open Joint-Stock Company «Scientific production corporation " IRKUT " he belongs on the basis of the data of the register of shareholders of the Company on the date of making a decision on placement of securities of additional issue on December, 2, 2003. The maximum quantity of securities of additional issue, which the shareholder can acquire, is defined under the formula:

N = A x (87894653 / 791051875), where

N – a maximum quantity of securities of additional issue, which the shareholder can acquire;
A – the amount of ordinary shares of the Open Joint-Stock Company « Scientific production corporation " IRKUT " belonging to the shareholder according to the register of shareholders of the Company on the date of making a decision on placement of securities of additional issue on December, 2, 2003;
87 894 653 – the amount of securities of additional issue;
791 051 875 – total amount of placed ordinary shares of the Open Joint-Stock Company « Scientific production corporation " IRKUT ",
If at definition of amount of securities of additional issue, which the shareholder can acquire, the fractional number was formed, the shareholder has the right to acquire a part of securities of the additional issue, corresponding to a fractional part of the formed number.
The fractional share gives the shareholder the rights given by the share of corresponding category, in the volume corresponding to a part of the whole share.
Fractional shares circulate on a par with the whole shares.
The account of the rights to fractional shares in the system of conducting the register on personal accounts of registered persons is carried out without a rounding off.
At formation of fractional shares as a result of realization of the pre-empty right by shareholders, the rest part of shares is not further subject to placement. After termination of term of placement of shares, and in a case if all shares of issue are placed before expiry of the term of placement, after placement of last whole share, and after the state registration of the report on results of additional issue of the securities, staying not placed fractional parts of shares are cancelled.

The company satisfies applications in the chronological order of their receipt with registration of transfer orders. The transfer order goes to a registry holder of the Company - Closed joint-stock company " Ediny Registrator " (Irkutsk branch), taking place to the address: Russia, Irkutsk, Dzerginski street, 1, which within 3 working days from the date of reception of the transfer order, makes the operation of write-off from the issue account of the Company of the amount of securities of additional issue specified at the transfer order and their transfer on the personal account of the purchaser.

The order of summarizing of realization of the pre-empty right of purchase of securities of additional issue:

Within 5 (five) working days from the moment of expiry of the term of action of the pre-

empty right of purchase of securities of additional issue, the Company *sums up realization* by shareholders of the pre-empty right .

The order of disclosing of the information on results of realization of the pre-empty right of purchase of placed securities:

Within 5 (five) working days from the date of summarizing realization by shareholders of the pre-empty right , the Company places the message on it on News lines of News agencies (AK&M, Interfax), on the page in a network "Internet" (http://www.irkut.com), in the magazine
« Appendix to the Bulletin of Federal Commission for the Securities Market ».

The order of placement of shares of additional issue to the participant of a subscription (the order and Conditions of the conclusion of the civil-law contract):
The contract about purchase of securities of additional issue concludes with the participant of a subscription in time not later than 3 working days up to the date of closing of placement of securities of additional issue, to the address: Irkutsk, Innovators street, b.3, Open Joint-Stock Company « Scientific-production corporation " Иркут " on the working days from 9:00 till 18:00 or to other address and in other mode which are convenient for the participant of a subscription and the Company, and are coordinated between them.
For transfer of shares on the personal account of the Open Joint-Stock Commercial Bank «Moskovsky Delovoy Mir», the issuer makes out the transfer order, which goes to the registry holder of shareholders of issuer - Closed Joint-Stock Company " Ediny Registrator " (Irkutsk branch), taking place to the address: Russia, Irkutsk, Dzerdginski street, 1.

The registry holder of issuer within 3 working days from the date of reception of the transfer order makes the operation of write-off from the issue account of the Issuer of the amount of securities of additional issue specified at the transfer order and their transfer on personal account of the Open Joint-Stock Commercial Bank «Moskovsky Delovoy Mir».

Conditions and the order of payment of securities of additional issue:

Securities of additional issue at their purchase are paid completely. The form of payment for legal persons - money transfer by clearing, the form of payment for natural persons - money resources in the cash or cashless form.

The currency of payment is the Russian rouble.

For payment of securities of additional issue money resources in roubles are transferred by clearing on accounts of the Company or brought in the cash department of the Company.

1) A full name: Open joint-stock company, Joint-stock Commercial Savings Bank of the Russian Federation.

The abbreviated name: the Savings Bank of Russia.

The location: 117817, Moscow, Vavilov street, b.19

The post address: 117817, Moscow, Vavilov street, b.19

The settlement account: 40702810100020106331

The correspondent account: 30101810400000000225

БИК: 044525225

2) Full name: the closed joint-stock company, Joint-stock Commercial Bank " Forpost ".

The abbreviated name: ACB "Forpost"

The location: 113093, Moscow, Shipok street, b.4, constr. 1

The post address: 113093, Moscow, Shipok street, b.4, constr.1

The settlement account: 40702810800000000025

The correspondent account: 30101810600000000568

БИК: 044552568

3) Cash resources are brought in the cash department of the Company in the working days from 15 o'clock till 17 o'clock to the address: 664020, Irkutsk, Innovators street, b. 3

Payment of shares by non-residents is regulated by the current legislation of the Russian Federation.

The order of disclosing of the information on additional issue of securities in conformity with the legislation of the Russian Federation:

The issuer disclosure the information at each stage of issue of securities in the order established by Regulations about disclosing of the information by issuers of issue securities, authorized by the Decision of Federal Commission for the Securities Market from July, 2, 2003 № 03-32/ps, and also according to requirements of the Federal law " About a securities' market " №39-FZ from 22.04.96 (with changes on November, 26, 1998, on July, 8, 1999, on August, 7, 2001, on December, 28 2002).

The data on methods and the order of return of money resources received in payment of placed issuing securities in case of a recognition of additional issue of securities abandoned or void, and also in other cases, stipulated by the legislation of the Russian Federation:

The order of return of money resources, received in payment of placed securities of additional issue, in case of a recognition of additional issue of securities abandoned or void, is determined by Regulations about the order of return to owners of securities of money resources (other property), received by the Company on account of payment of securities, which issue is recognized abandoned or void, (further - Regulation) the authorized decision of Federal Commission for the Securities Market from September, 8, 1998 N 36, provides the following:

Not later than 5 days from the date of reception of the writing notice of cancellation of the state registration of securities, the Company creates the commission to organize the withdrawal of securities from the circulation and to return the investment to owners of such securities (further - the Commission).

The Commission notices owners of securities on the order of return of investment and organizes return of the investment.

The commission, not later than 2 months from the date of reception of writing notice of cancellation of the state registration of issue of securities, is obliged to notice the owners of securities, and also nominal holders of securities (further - the Notice).

The Notice should meet the requirements of section 5 of Regulation.

The application form of the owner of securities should be enclosed to the Notice on return of investment. The application form of the owner of securities on return of investment should contain the following data:

- A surname, a name, a patronymic (the full company name) of the owner of securities;
- A residence (the post address) of the owner of securities;
- The sum of investment in roubles, subject to return to the owner of securities.

The application should be signed by the owner of withdrawn from circulation securities or his representative. The documents confirming the authority should be enclosed to the application in case of its signing by the representative of the owner of securities. The application form of the owner of securities on return of investment should correspond to the appendix 3 of Regulation.

The owner of securities of the Notice should direct the application on return of investment to the owner of withdrawn from circulation securities of the Company not later than 10 days from the date of reception.

The owner of securities in case of disagreement with the size of returned investment, which is specified in the Notice, in time, stipulated by the present item, can direct to the Company

the corresponding application. The application should contain the reasons and the bases of disagreement of the owner of securities, and also the documents confirming these reasons.
The owner of securities has the right to appeal in court with the request on collecting the investment from the Company without a preliminary direction of the application of disagreement with the size and conditions of return.
Not later than 10 days from the date of reception of the application of disagreement of the owner of securities with the size of returned investment, the Commission is obliged to consider it and to direct to the owner of securities the repeated notification.
The owner of securities in case of disagreement with conditions of return of the investment, stipulated by the repeated notification, has the right to appeal in court with the request on collecting the investment from the Company according to the legislation of the Russian Federation.
After the expiry of the term stipulated by item 5.5 of Regulation (according to item 5.5. Regulation, if other is not established by acts of the Federal commission, withdrawal of securities from the circulation (including return of certificates of securities) should be carried out not later than 4 months from the date of reception of the writing notice of cancellation of the state registration of issue of securities), the Company is obliged to return the investment to owners of securities. Thus, the term of return of investment cannot exceed 1 month.
The return of investment is carried out by transfer to the account of the owner of securities or a different way, stipulated by the legislation of the Russian Federation, or the agreement of the Company and the owner of securities.

The credit organizations (payment agents), through which it is supposed to carry out corresponding payments:
1).The full name: open joint-stock company "Joint-stock Commercial Savings Bank of the Russian Federation".
The abbreviated name: the Savings Bank of Russia.
The location: 117817, Moscow, Vavilov street, b.19
The post address: 117817, Moscow, Vavilov street, b.19
The settlement account: 40702810100020106331
Corresponding account: 30101810400000000225
БИК: 044525225
2) Full name: the closed joint-stock company, Joint-stock Commercial Bank " Forpost "
The abbreviated name: ACB "Forpost"
The location: 113093, Moscow, Shipok street, b.4, constr. 1.
The post address: 113093, Moscow, Shipok street, b.4, constr.1.
The settlement account: 40702810800000000025
Corresponding account: 30101810600000000568
БИК: 044552568

Consequences of default or inadequate execution by the Company of obligations on return of resources, received in payment for securities, and the penal sanctions applied to the Company:

The owner of securities has the right to address in court with the requirement about collecting means of investment from the Company. The penal sanctions applied to the Company, are defined by the current legislation.

Data on the charges connected to the issue of shares of additional issue:

Parameter	Roubles	Interests from volume of issue of securities on a

		Nominal-value
The sum of paid tax and-or the duty collected according to the legislation of the Russian Federation about taxes and tax collections during the issue of securities	100 000	0,038
The disclosing of the information at stages of issue of securities (the publication of messages in Newspapers "Delo", "Izvestia", the magazine « the Appendix to the Bulletin of Federal Commission for the Securities Market »)	1 880 000	0,713
Other charges of the Company connected with the issue of securities (charges on financial, legal advisers, the organizer of issue and so on)	7 500 000	2,8
Total charges connected with the issue of securities	**9 480 000**	**3,551**

The share of placed securities of additional issue: 100 %
The share of unplaced securities of additional issue: 100 %

The amount of actually placed securities according to the registered report on results of issue:
87 894 653 shares.
The amount of actually placed securities during realization of the pre-empty right of purchase of additional shares:
728 019 shares.
The amount of placed fractional shares and their collective Nominal value:
0 shares, 0 roubles.

The data on the state registration of the report on results of additional issue:
Date of registration: 02.07.2004
The agency, which has carried out the state registration: Federal Service for the Financial Market

Total amount of receipts for the placed securities:
1 474 872 277,34 roubles

Major transactions and transactions in which fulfillment there is an interest, which have been committed during the placement of securities:
Positions of an item 78 Federal Law « On joint-stock companies », determining a concept of the major transaction, are not applied to the transactions connected with the placement of ordinary shares by subscription.
During the placement of securities, the transaction, in which fulfillment there is an interest, were not made.

Directions of use of resources received as a result of the placement of shares of additional issue:
The resources received as a result of the placement of shares of additional issue, have been directed on purchase of 75,46 % of shares of Open joint-stock Company «OKB of A.S.Yakovlev».

The current condition of issue: placed

1.5. Market capitalization of the Company

By RTS index calculation method, market capitalization of the Company is:

Date	Market capitalization, USD$
29.12.2001	7 910 519
06.11.2002	35 992 860
31.12.2003	350 040 455
31.03.2004	511 415 038
30.06.2004	405 414 086

1.6. Restrictions of purchase and circulation of Company's stocks

The Company does not impose any restrictions towards quantity or nominal value of stocks belonging to one shareholder.

Non-residents may acquire securities of the Company in accordance with the Russian legislation and normative acts of the Russian Federation.

Circulation of securities takes place in secondary market starting with the first calendar day following the date when the Federal Committee of the Central Bank of Russia registered a report of issue results.

The Federal law "Of securities market" No.39-ФЗ of 22.04.96 (changes of 26 November 1998, 8 July 1999, 7 August 2001, 28 December 2002) and the Federal law of 05.03.99 No. 46-FZ "Of protection of rights and legal interests of investors in securities market" ban the following:

- to make any deal with securities belonging to the shareholder before they are fully paid and a report of issue results has been registered at a corresponding state institution;
- to advertise and/or offer securities of the Company to unlimited circle of persons, not disclosing information of the quantity and the rules provided by the Russian legislation of securities and normative legal acts of the Russian Federation.

2. Information of the Company's bonds issue

2.1. First issue

Category (type), series and form of securities issue:
Interest bearing inscribed non-documentary bonds series A01

Nominal value: 1000 roubles
Quantity of Bonds issue: 600 000 bonds
Total quantity of Bonds of nominal value: 600 000 000 roubles

Information of state registration of securities issue:
Registration date: 13.03.2002
Registration number: 4-01-00040-A
Registered at: Federal Commission for the Securities Market

Method of placing: closed subscription
Circle of securities acquired:

Full name of enterprise: "Region Investments company" Closed Joint Stock Company
Abbreviated name: "REGION" IC CJSC
Location: office 10, entrance 15/1, 12, Berezhkovskaya nab, Moscow 121059, Russia.
Postal address: 11A/6, Verkhnyaya Krasnoselskaya St., Moscow 107140, Russia

Full name of enterprise: "Alfa-Bank" Open Joint Stock Company
Abbreviated name: "Alfa-Bank" JSC
Location: 7/1, Novatorov St., Moscow 117421, Russia
Postal address: 9, Mashy Poryvaevoy St., Moscow 107078, Russia

Full name of enterprise: "NOVAYA MOSKVA" Investment and Commercial Joint Stock Bank (closed joint stock company)
Abbreviated name: "NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia
Postal address: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia

Full name of enterprise: Bank for Foreign Economics of the USSR
Abbreviated name: Vnesheconombank
LOCATION: 9, Academic Sakharov prospect, Moscow 101999, Russia
Postal address: 9, Academic Sakharov prospect, B-78 GSP-9, Moscow 101999, Russia

The rights of Stockholders

To get nominal value of Bonds belonging to them, while being paid off on Bonds.
To get coupon interest of nominal value of Bonds by the end of each coupon period.
To get nominal value of Bonds in case of liquidation of the Company, according to the rules of order of priority provided by the Russian legislation in force.
To sell and otherwise alienate Bonds without limitations.
Immediately to demand compensation for the nominal value of Bonds belonging to them and a corresponding Bonds profit in case the Company declares its inability to carry out its financial duties regarding Bonds of the current issue.
The Bondholders of the issue have other rights provided by the Russian legislation in force.

Price of Bond is: 1000 roubles

The date when Bonds start being placed and rules of its determination:

The date when Bonds start being placed shall be determined by the Board of directors after state registration of the Bonds issue and after all potential purchasers have been provided with access to information of the Bonds issue.

Potential purchasers shall be informed in writing of the date when Bonds start being placed not later than 5 business days before this date.

The date when Bonds finish being placed and rules of its determination:

The date when Bonds finish being placed is the date of the last Bond placing, but not later than within twelve month since the date the Decision on the Bonds issue was approved.

The date when the securities actually start being placed: 1 April 2002
The date when the securities actually finish being placed: 2 April 2002

Terms and conditions of placing the Bonds:

Placing of the Bonds is in accordance with Bonds purchase contracts.

Rate, rules and conditions of paying off the interest (coupon) income on the Bonds:

The interest income on the Bonds shall be paid off for each coupon period on a basis of 365 (three hundred and sixty-five) days in year. The dates of the end of the first, second, third, fourth, fifth, sixth coupon periods are corresponding dates coming on 182, 364, 546, 728, 910 and 1092 day since the date the Bonds were placed.

If the date of the end of a coupon period is a day off, regardless if it is a state day off or one only for business operations, a corresponding payment is made on the first business day following the day off. The holder of Bond has no right to demand interests or any other compensation for such a delay in payment.
The date of beginning of the first coupon period is the date when the Bonds start being placed. The date of beginning of a coupon period for each of the following coupons is the date of the end of previous coupon period. The date of the end of each coupon period is the date of payment for this coupon.

Rules of determining interest rate for the first coupon.

Interest rate for the first coupon of the Bonds shall be determined by the Board of directors of the Company after state registration of the Bonds issue, but not later than five business days since the date when Bonds start being placed and this information is represented to all those interested in by sending them a corresponding notice in writing.
The interest rate of the first coupon is 20,4 per cent of the annual interest (Protocol No. 11 of the Board of directors' meeting of 22.03.2002 .)

Rules of determining interest rate for the second and the following coupons.

The interest rate for the second and the following coupons is calculated as follows:
Cj = [(1 + Y / 100%)^ 0.5 - 1] * 2 * 100%,
where
Cj – the annual interest rate for each coupon calculated to an approximation of a hundredth part of per cent;
Y – market value of borrowing determined by proceeding from the figure of the rate of refunding by the Central Bank of Russia, the credit market condition for six months,
The symbol ^ in the formula means rising to a power.
Interest rate for the second and the following periods shall be brought by the Company to notice of all those interested in by publishing a corresponding notice in the "Vedomosty" Newspaper not later than 10 (ten) business says before the date of beginning of a corresponding coupon period.

Calculation of payments for each Bond coupon:

Calculation of payments for each Bond coupon is made by the following formula: Kj = Cj * Nom * (T(j) - T(j -1))/ 365/ 100 %,
where
j – the ordinal number of a coupon period j=1,2,3,4,5,6;
Kj – the amount of coupon payment for each Bond;
Nom – nominal value of one Bond
C j – the amount of interest rate of j coupon;
T(j -1) – the date when j coupon period starts;
T(j) – the date when j coupon period ends.
The amount of payment for each coupon is determined to an approximation of 1 copeck.

Calculation of the amount of accrued coupon income (ACI) of one Bond:

Calculation of the amount of accrued coupon income (ACI) of one Bond on any day between the date the placing starts and the date the issue shall be repaid is made by the formula:
ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 %, where
Nom- the nominal value of one Bond;
Cj – the interest rate of j coupon determined by the Board of directors;
T(j-1)- the date when j period begins;
T – a current date.

The amount of accrued coupon income is calculated to an approximation of one copeck.

The Coupon interest rate is:

first coupon – 20,4 per cent of annual interest;
second coupon - 18,5 per cent of annual interest;
third coupon – 12,0 per cent of annual interest;
forth coupon – 12,0 per cent of annual interest;
fifth coupon – 8,0 per cent of annual interest;
sixth coupon – 8,0 per cent of annual interest.

The Financial agent paying off interests on Bonds and redeeming Bonds:

Name of enterprise: Bank for Foreign Economics of the USSR (Vnesheconombank)

Legal and postal address: 9, Academic Sakharov prospect., GSP-9, B-78, Moscow 101999, Russia.

The Company has the right to appoint additional financial agents and to cancel such appointments. An official announcement of the Company of above-mentioned actions shall be published by the Company in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date such appointments come into force, or become null and void.

Within the same period the Company shall inform a person keeping the Register of such appointment.

The terms and conditions of redeeming Bonds and paying off the coupon income:

The date of beginning of the Bonds redemption is 1092 (one thousand and ninety-second) day since the date when the Bonds start being placed.

The date of the end of the Bonds redemption is the date when the Bonds are redeemed.

Paying off the Bonds coupon income as well as their redemption are made in Russian roubles by written order to persons registered in the Register of Bondholders in favour of persons who has this status by the end of the day precious to the fifth business day before the Bonds redemption and/or paying off the coupon income (herein after referred to as the Registered persons list composing date). A Bondholder if not being a person registered in the Register of Bondholders shall authorize a subscribed Bondholder to get redemption of debts and Bonds.

In order to execute rights of Bondholders to get amounts of redemption or coupon payments the Registrar shall not later than four business days since the date of the Bonds redemption, or payment of the Bonds income, present to the Company and its Financial agent a list of registered persons made on the date of its composing. The List of registered persons includes the following data:

- surname, name and patronymic (full name of enterprise) of a Bondholder, or a subscribed holder;
- type, number, series, date and place of issue of document identifying personality, and the body issued this document (state registration number, name of the body carried out registration, date of registration) to the Bondholder, or the subscribed holder;
- place of residence or registration (place of location) of the Bondholder or the subscribed holder;
- correspondence address (postal address of the Bondholder or the subscribed holder;
- the number of Bonds belonging to the Bondholder which are being redeemed and/or paid off;
- the properties of the bank of the Bondholder or the subscribed holder.

Not later than two days before the date of redemption and/or paying off the income on the Bonds the Registrar shall inform Bondholders of a forthcoming paying off on the coupon income and/or Bonds redemption. The notice shall include the following data:

- the date of the List composing;

- the date of coupon paying off or redemption;
- The number of securities placed on the personal account of a Bondholder by the date of composing the List of registered persons.

Not later than within two business days since the date of redemption and/or paying off the Bonds coupon income the Company transfers corresponding payments to the account of the Financial agent. On the basis of the List of registered persons presented to the Registrar, the financial agent shall calculate payments, which are to be paid off to the registered persons. On the date of redemption and/or paying off on the Bonds coupon income the Financial agent transfers corresponding payments to registered persons in favour of Bondholders. In case one person is authorized to get redemption and payments on the Bonds income in favour of several Bondholders, this person shall be paid the total amount without dividing into separate Bondholders' payments.

Type of security: Guarantee
Person provided the security: "Region-integration" Limited Liability Company
Location: building 1, 11/13, Triokhprudny per., Moscow, Russia
Postal address: building 1, 11/13, Triokhprudny per., Moscow 103001, Russia
The amount of the security (roubles): 600 000 000

The conditions of the guarantee to carry out duties under the Bonds:

The guarantor shall bear responsibility to persons indicated in the Register of Bondholders as Bondholders and/or in case of taking into account rights for Bonds in a depositary, to persons pointed as Bondholders in the depositary (hereinafter referred to as "Bondholders") exclusively for obligations of the Company concerning paying off the nominal value of the Bonds at the time of their redemption in the amount of 600 000 000 (six hundred million) roubles on terms and conditions provided by this Agreement.

So, the responsibility limit of the Guarantor for the corresponding agreement is 600 000 000 (six hundred million) roubles.

The Guarantor shall not be responsible to Bondholders for paying any sanctions, reimbursement of court expenses on collection of debt and other losses of Bondholders caused by a breach or improper execution of duties by the Company.

Neither has the Guarantor the right to deny his obligations unilaterally, nor to change their conditions.

Under the Agreement Bondholders have the following rights:

1) in case of taking into account rights for securities by person carrying out depositary activities; these rights come into force since the moment of entering amounts as received on a deposit account of a purchaser;

2) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment of entering amounts as received on the personal account of a purchaser.

Rights of Bondholders under a corresponding agreement shall be cancelled:

1) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment a corresponding note of transfer of property rights for the Bonds to another person is put in the Register;

2) in case of taking into account rights for securities of person carrying out depositary activities; these rights come into force since the moment a corresponding note of transfer of property rights for Bonds to another person is put in the Register;

3) at the moment the Company is executing its obligations of paying off the Bonds nominal value to such a Bondholder;

4) at the moment the Guarantor is executing its obligations to such a Bondholder under a corresponding agreement depending on which of the above-mentioned moments has come earlier.

The Guarantor bears joint responsibility with the Company for relations connected with paying off the Bonds nominal value in case of non-fulfilment or improper fulfilment by the Company its obligations of paying off the Bonds nominal value in accordance with the terms and conditions provided by the Decision of placing and the Booklet of Bonds issue.

In case of above-mentioned circumstances the obligations of the Company to Bondholders for redemption the Bonds nominal value are executed by the Guarantor in accordance with one of the following conditions:

Within thirty days since the date such circumstances start taking place, Bondholders shall present to the Guarantor a written request to pay off the Bonds nominal value. This request shall include:

- full name of the person authorized to get the Bonds nominal value as it becomes due to redemption (in case the Bonds are transferred to subscribed holding and a subscribed holder has the right to get above-mentioned payments on Bonds the full name of the subscribed holder shall be indicated);
- the quantity of Bonds and the properties of the issue belonging to the Bondholder, which are to be paid off;
- legal and postal addresses, phone numbers of the person authorized to get above-mentioned payments on Bonds;
- taxation status of the person authorized to get Bonds redemption (a resident or a non-resident with a permanent representative office in Russia; a non-resident without any permanent representative offices in Russia);
- the properties of the bank account belonging to the person authorized to get above-mentioned payments on Bonds.

The above-mentioned requirements shall be signed by the Bondholder who is a natural person, or by a head and a chief accountant of the person authorized to get payments of Bonds, and sealed by the legal entity.

Persons appealed to the Guarantor with the above-mentioned request shall present to the persons executing the rights for Bonds documents given in accordance with the legislation in force and certifying their being Bondholders or subscribed holders authorized to get the Bonds nominal value as well as documents certifying the right of the person to get the Bonds nominal value.

Within 1 (one) calendar day of the month following the date of receipt of the above-mentioned request, the Guarantor pays off to Bondholders or subscribed holders empowered to get corresponding payments, a nominal value of a corresponding quantity of Bonds.

Information of state registration of the report of the Bonds issue results:

Registration date: 19.04.2002

Registered at: Federal Commission for the Securities Market

Total receipts from placed securities:

600 000 000 roubles

The purposes of the issue and prospective employment of the resources got as a result of placing Bonds of the Company:

The resources got as a result of placing the Bonds were directed to replenishment of current assets of the Company: purchase of materials and spare parts, paying off trade liabilities etc.

Current condition of the issue: circulating.

2.2. Second issue

Category (type), series and form of the securities issue:

interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody

Nominal value: 1000 roubles
Quantity of the Bonds: 1 500 000 bonds
Total quantity of Bonds of nominal value: 1 500 000 000 roubles

Information of state registration of the securities issue:

Registration date: 01.10.2002
Registration number: 4-02-00040-A
Registered at: Federal Commission for the Securities Market

Method of placing: open subscription

Rights of Bondholders of the issue:

The right to get the Bonds nominal value on their paying off within a provided period.

The right to get within a provided period a fixed interest on the Bond's nominal value (coupon income) the rules of determination of which are indicated in the Booklet of Bonds issue and the Decision on Bonds issue.

The right to get the Bonds nominal value on liquidating the Company in order of priority provided by Clause 64 of the Civil Code of the Russian Federation.

The right to sell and otherwise alienate Bonds freely within the period of their circulation.

The right to present Bonds for paying off and demand immediate reimbursement of the Bond's nominal debt value in cases indicated in the Booklet of Bonds issue and the Decision on bonds issue.

Other rights provided by the Russian legislation.

Price (the order of price determining) for placing Bonds:

The price for placing Bonds shall be determined by the Board of directors of the Company and published in the "Vedomosty" Newspaper not later than 5 (five) business days before the date when the Bonds start being placed.

Starting with the second day of Bonds' placing a purchaser when making a sale and purchase deal of Bonds shall pay the accrued coupon income on the Bonds (ACI) being calculated according to the following formula:

ACI = C1 * Nom * (T - T(0))/ 365/ 100 %

where

Nom – the nominal value of one Bond;

C1- the annual interest rate of the first coupon;

T – a current date of Bonds placing;

T(0) – the date when the Bonds start being placed.

The amount of ACI is determined to an approximation of one copeck.

The price for placing the Bonds was determined by the Board of directors of the Company on 09 October 2002 in the amount of 990 roubles (Protocol of the meeting of the Board of directors of 09 October 2002).

The date when the Bonds start being placed and the order of its determination:

The date when the Bonds start being placed shall be determined by the Company after state registration of the Bonds issue, but not earlier than within 2 (two) weeks after disclosure of the information in "Appendix to the Bulletin of the "Federal Commission for the Securities Market" of state registration of the Bonds issue, and providing access to all necessary information of this issue, which shall be disclosed in accordance with the Federal law "Of securities market" and other normative acts of the FCSM.

The information of placing the Bonds shall be published in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date of actual Bonds' placing.

The date when the Bonds finish being placed and the order of its determination:

The date when the Bonds finish being placed is the date earlier the following dates: the fifth business day since the date when the Bonds started being placed; the date of placing the last Bond, but not later than within twelve months since the date of confirmation of the Decision on the Bonds issue.

The date when the Bonds actually start being placed: 05 November 2002
The date when the Bonds actually finish being placed: 05 November 2002

Custodian carrying out central keeping of the Bonds:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: NDC
Location: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
The license information

License No.: 177-03431-000100
Date of issue: 4.12.2000
Expires on: no time limits
Issued at: the Federal Commission for the Securities Market
Types of activities: professional depositary license giving the right to carry out depositary activities.

The order of centralized keeping of Bonds:

The Bonds are issued in a documentary form with a certificate for the total volume of the issue, and are subject to centralized keeping by NDC (the Depositary).

The rights for all the issued Bonds shall be certified by one certificate, the sample of which is indicated in the appendix to the Decision of the Bonds issue.

Before the date the Bonds start being placed the Company presents the Certificate to NDC for further keeping.

The Certificate shall not be given to Bondholders. Depositary reporting on deals with Bonds is carried out by NDC acting as a Depositary, and by depositaries being depositors of NDC on deposit accounts on which the Bonds are being discounted.

The order of presenting documents as well as the terms of fulfilment and bases of deals with Bonds shall be governed by the deposit account agreement concluded between the Client (the Depositor) and NDC, and by the terms and conditions of NDC depositary activities, which are available for observation at the Internet page: www.ndc.ru, and/or by the agreements concluded with depositaries being depositors of NDC.

The Depositary shall make a deal with securities of the Clients (depositors) or persons authorized by them, including accounts' trustees, and according to the terms provided by the depositary agreement. The Depositary shall make records on a deposit account of the Client (depositor) only if there are documents being in accordance with the legislation in force, other normative acts and the depositary agreement, which constitute the only basis for making such records.

The basis for making records on a deposit account of the Client (depositor) is:

- instruction by the Client (depositor) or by a person authorized by him, including trustee of the account, which meets the requirements provided by the depositary agreement;
- in case of transfer of rights for securities resulting from deals other than civil and legal deals the basis is the documents certifying transfer of the rights for securities in accordance with the legislation in force and other normative legal acts.

The Depositary shall register facts of exchange of securities belonging to Clients (depositors) by a deposit as well as other rights of third parties in accordance with the rules provided by the depositary agreement.

The rights for securities being kept and/or the rights for which are being counted on the depositary shall be considered transferred since the moment when the Depositary made a corresponding record on a deposit account of the Client (depositor). However, if there is no record on the deposit account, the interested person shall still have an opportunity to prove his/her rights for the securities referring to other evidences.

In order to realize the rights of Clients (depositors) for securities the Depositary is to:

- take all measures provided by Federal laws and other normative acts regarding protection of rights of conscientious purchasers for securities belonging to them, and not to allow the securities to be withdrawn from the conscientious purchasers.
- upon request of the Client (depositor), and in accordance with the depositary agreement, to provide transfer of securities to a deposit account pointed by the Client (depositor) as on this depositary so on any other one.

After the Company has paid off Bonds the Depositary is to:

- write off the Bonds from the deposit accounts
- cease keeping the Bond certificate and settle it.

Terms and conditions of the Bonds placing:

The Bonds placing took place in a section of the share market of the MICEX and in the RTS in accordance with current rules of the MICEX and the RTS.

So, 750 000 Bonds were placed in the section of the MICEX share market, and 750 000 Bonds were placed in the RTS.

Information of enterprises taking part in placing the Bonds (underwriters):

Full name of enterprise: "NOVAYA MOSKVA" joint stock investment and commercial bank (closed joint stock company)
Abbreviated name of enterprise: «NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.
Postal address: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.

Full name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (closed joint stock company)
Abbreviated name of enterprise: MDM-Bank
Location: 3, Sadovnicheskaya St., Moscow 113035, Russia
Postal address: 3, Sadovnicheskaya St., Moscow 113035, Russia

Full name of enterprise: "Vneshtorgbank" (open joint stock company)
Abbreviated name: "Vneshtorgbank" JSC
Location: 16, Kuznetsky most, Moscow 103031, Russia
Postal address: 16, Kuznetsky most, Moscow 107996, Russia

Each Underwriter has placed 500 000 (five hundred thousand) Bonds. The total of Bonds placed by the Underwriters is equal to the total of the Bonds issue.

The terms and conditions of paying off the interest (coupon) income on the Bonds:

Paying off the interest income on the Bonds is made by money in Russian roubles by a written order.

The income on Bonds is the amount of coupon receipts being calculated and paid off for each coupon period, plus a discount as a difference between the cost of paying off (nominal value) and the price for placing the Bond (in case the price for placing Bonds is lower than their determined nominal value).

The Bonds have six coupons.

The date of the coupon period beginning for the first coupon is the date when the Bonds start being placed.

The date of the coupon period beginning for the second coupon is 183rd day since the date when the Bonds start being placed.

The date of the coupon period beginning for the third coupon is 365th day since the date when the Bonds start being placed.

The date of the coupon period beginning for the fourth coupon is 547th day since the date when the Bonds start being placed.

The date of the coupon period beginning for the fifth coupon is 729th day since the date when the Bonds start being placed.

The date of the coupon period beginning for the sixth coupon is 911th day since the date when the Bonds start being placed.

The date of the beginning of each coupon period is the date of the end of previous coupon period.

The date of the end of coupon period of sixth coupon is the date of paying off the Bond.

The Interest rate on coupons is:

first coupon - 18,5 per cent of annual interest;
second coupon - 8,5 per cent of annual interest;
third coupon – 17,0 per cent of annual interest;
fourth coupon – 17,0 per cent of annual interest;
fifth coupon – 16,0 per cent of annual interest;
sixth coupon – 16,0 per cent of annual interest.

Calculation of payments on each coupon for one Bond is made by the following formula:

Kj = Cj * Nom * (T(j) - T(j -1))/ 365/ 100 %

where:

j – the ordinal number of the coupon period, j=1,2,3,4,5,6;
Kj – the amount of coupon payment on each Bond;
Nom – the nominal value of each Bond;
Cj – the annual interest rate of j coupon;
T(j -1) – the date of beginning of j coupon period;
T(j) – the date of the end of j coupon period.
The amount of payments for coupons is determined to an approximation of one copeck.

Terms and conditions of paying off the income on Bonds:

Paying off the income on Bonds is made by money in Russian roubles by a written order

Paying off the coupon income on Bonds is made on the date of the end of a coupon period.

Paying off the coupon income on Bonds is made on following dates:

The coupon income on 1 coupon shall be paid on 183 day since the date the Bonds start being placed.

The coupon income on 2 coupon shall be paid on 365 day since the date the Bonds start being placed.

The coupon income on 3 coupon shall be paid on 547 day since the date the Bonds start being placed.

The coupon income on 4 coupon shall be paid on 729 day since the date the Bonds start being placed.

The coupon income on 5 coupon shall be paid on 911 day since the date the Bonds start being placed.

The coupon income on 6 coupon shall be paid at the same time as paying off the Bond, on 1093 day since the date the Bonds start being placed.
If the date of the end of a coupon period is a day off regardless if it is a state day off or one only for business operations, the payment of an amount due shall be made on the first business day following the day off. The Bondholders have no right to demand interest or any other compensation for such a delay in payment.
Paying off the income on Bonds is made by the Financial agent on the instruction from the Company.

The Financial agent paying off the income on the Bonds and the Bonds' redemption:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: "NDC" NP
Location: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia

The Company has the right to appoint additional financial agents and to cancel such appointments. The Company shall publish in the "Vedomosty" Newspaper an official notice of its actions not later than 10 (ten) business days before the date these appointments take place or are cancelled.

The order of paying off on Bonds:

Paying off on the Bonds income is in favour of the Bondholders having these status by the end of the operation day of NDC, preceding the fourth day before the date of paying off the income on the Bonds (herein after referred to as "The date of composing a list of Bondholders to be paid off on the coupon income ").

So, the above-mentioned list of Bondholders includes:
1). Depositors of NDC in case:
- indicated persons are Bondholders;
- indicated persons are empowered by the Bondholders to get money when paying off the income on the Bonds;

2). The Bondholders being Depositors of NDC and having empowered Depositors of NDC counting Bonds belonging to the Bondholders to get money when paying off the coupon income on the Bonds.
It is presumed that subscribed holders being Depositors of NDC are empowered to get money when paying off the coupon income on Bonds. The Depositors of NDC being subscribed holders but not being empowered by their Clients to get money when paying off the coupon income on Bonds shall present to NDC not later than within a business day of NDC preceding the third day before the date of paying of the coupon income on Bonds the list of Bondholders, which shall contain all the following properties indicated in the List of Bondholders to be paid off on the coupon income.
The Bondholder if not being a depositor of NDC may empower Bondholder being a depositor of NDC to get money of receipts and redemption of Bonds.

The list of Bondholders to be paid off on the coupon income:

The available data and/or the data presented by depositors of NDC constitute the List of Bondholders to be paid off on the coupon income, which is to be provided by the Company.
The list of Bondholders to be paid off on the coupon income include the following data:

a) full name of enterprise (or a title for non-commercial organizations) of the Bondholder or subscribed holder empowered by the Bondholder to get receipts on paying off Bonds (surname, name and patronymic for a natural person);

б) the quantity of the Bonds registered on the deposit account of the Bondholder or on an interdepositary account of a subscribed Bondholder empowered to get money on paying off Bonds;

в) location and postal address of s Bondholder of a subscribed holder empowered to get money of paying off the Bonds;

c) the properties of the bank account of the Bondholder or a subscribed holder empowered to get money of paying off the Bonds, which are:

- a number of personal bank account;
- name of the bank where the personal account is being operated;
- a correspondent account of the bank where the personal account is being operated;
- location and postal address of the bank;
- an identification code of the bank where the personal account is being operated;

д) an identification number of taxpayer (INN) of the Bondholder or a subscribed holder empowered to get amounts of paying off the income on Bonds;

e) a taxation status of the Bondholder or a subscribed holder empowered to get amounts on paying off the income on Bonds (a resident, a non-resident with a permanent representative office in the Russian Federation, or a non-resident without any permanent representative offices in the Russian Federation etc).

The Bondholder shall independently monitor completeness and actuality of the bank account properties presented by him to NDC. In case the above-mentioned properties are not presented to NDC or presented unpunctually, they shall be presented to a person required them to be presented and being a Bondholder by the date this request was made. In this case the Company fulfils its duties towards the Bonds on the basis of data provided by NDC.
Not later than the day preceding the second day before the date of paying off the income on Bonds the Company transfers necessary funds to the account of the Financial agent.
On the basis of the List of Bondholders to be paid off on the income on Bonds presented by the Depositary, the Financial agent calculates amounts to be paid off to each Bondholder empowered to get amounts on the Bonds' income.
In case one person is empowered by several Bondholders to get amounts on Bonds' income, such person gets the total amount without dividing into separate Bondholder's payments.
The coupon income on non-placed Bonds shall neither be calculated, nor paid.
The Company's duties to pay off the corresponding coupon income on Bonds are considered to be fulfilled since the moment of withdrawal of capital from an account of the Company and/or from a correspondence account of the Financial agent to cover the coupon income payment in favour of Bondholders.
The fulfilment of obligations on Bonds to a person included in the List of Bondholders to be paid off on the coupon income shall be considered proper even in case of alienation of Bonds after the date this List was composed.

V. Financial information

1. Indices of the financial and economic activities of the Company

The dynamics of the indices, characterizing the profitability and unprofitableness of the Company

Indices description	3 mon. of 2003	6 mon. of 2003	9 mon. of 2003	12 mon. of2003	3 mon. of 2004	6 mon. of 2004
Revenue, thousand rubles	329 352	1 400 436	2 151 668	13 072 236	1 410 395	3 248 286
Gross profit, thousand rubles	145 273	805 611	1 248 171	5 519 542	846 417	1 503 539
Gross profit (loss), thousand rubles	(547 345)	(1 117 053)	(1 890 582)	130 844	5 341	(389 392)
Labor productivity`, thousand rubles/man	84	180	185	870	423	493
Capital productivity,%	43.4%	88.0%	85.1%	368.5%	164.2%	193.0%
Assets profitability, %	-	-	-	0.5%	0.1%	-
Profitability of own assets, %	-	-	-	4.5%	0.7%	-
Amount of uncovered loss on the reported date, thousand rubles	(153 665)	(1 117 053)	(1 890 582)	-	-	-
Ratio of the uncovered loss on the reported date and balanced currency,%	1%	4%	7%	-	-	-

Indices description	1999	2000	2001	2002	2003
Revenue, thousand rubles	5 410 987	5 160 786	6 737 232	17 629 159	13 072 236
Gross profit, thousand rubles	1 432 113	1 153 152	1 738 477	6 283 129	5 519 542
Gross profit (retain income (uncovered loss), thousand rubles	-631 661	-266 563	3 234 765	344 418	130 844
Labor productivity, thousand rubles/man.	457	398	475	1 137	847
Capital productivity, %	706%	665%	774%	608%	369%
Assets profitability, %	-	-	16.45%	1.45%	0.5%
Profitability of own assets[1], %	n/a	n/a	326.,1%	11.9%	4.5%

[1] As the Company in 1998, 1999, 2000 has losses and negative value of the capital and reserves, the calculation of the indices seems to be economically unreasonable.

Product profitability (sales), %	13.,6%	21.6%	25.1%	27.3%	-
Amount of uncovered loss on the reported date, thousand rubles	(2 767 390)	(3 167 311)	(3 167 311)	-	-
Ratio of the uncovered loss on the reported date and balanced currency, %	35,9%	27,3%	16,1%	-	13 072 236

In the second quarter of 2004 revenue were 3.3 billion rubles, it is related to the successful product realization accordingly to the license agreement with the India Government. The gross profit of the Company was 1.5 billion rubles, and gross profitability reached the value of 46.3%. The net loss based on the results of the second quarter was 389 million rubles. Relatively high index of the loss must not be considered as the negative factor. The major part of the revenue of the Company will be get in the third quarter, it will allow considerably improving of the profitability indices.

The indices dynamics of the finance stability and business activity

Indices description	**3 mon. of 2003**	**6 mon. of 2003**	**9 mon. of 2003**	**12 mon. of 2003**	**3 mon. of 2004**	**6 mon. of 2004**
Cost of the net assets of the Company, thousand rubles	2 356 979	19 716 233	927 222	2 928 109	2 933 450	2 506 065
Ratio of the amount of the attracted assets to the capital and reserve, %	948%	122%	2798%	720%	798%	929%
Ration of the amount of the short term obligation to the capital and reserve, %	316%	42%	792%	228%	251%	246%
Covering of the payments for the debt servicing	-	-	-	0.10	0.89	-
Level of the overdue debts , %	0%	0%	0%	0%	0%	0%
Turnover of the net wealth, times	0.6	1.7	3.1	4.5	1.9	2.6
Turnover of the account payable, times	0.0	0.2	0.0	1.2	0.4	0.2
Turnover of the accounts receivable, times	0. 2	0.5	0.6	1.9	0.7	1.1
Share of the income tax in the profit before taxation, %	-	-	-	8.1%	3.8%	0.0%

Indices description	**1999**	**2000**	**2001**	**2002**	**2003**
Cost of the net assets of the Company, thousand rubles	(1 826 608)	(2 246 727)	991 821	2 904 053	2 928 109
Ratio of the amount of the attracted assets to the capital and reserve, %	-	-	1844%	726%	720%
Ration of the amount of the short term obligation to the capital and reserve, %	-	-	1145%	310%	228%
Covering of the payments for the debt servicing, rubles.	-	-	0,26	0,05	0,10

Level of the overdue debts, %	0%	0%	0%	0%	0%
Turnover of the net wealth, times	-	-	6.6	6.1	4.5
Turnover of the account payable, times	0.6	0.5	0.7	3.1	1.2
Turnover of the accounts receivable, times	1.2	0.8	1.1	2.3	1.9
Share of the income tax in the profit before taxation, %	-	-	11%	12.7%	8.1%

In the second quarter of 2004, the net assets of the Company decreased up to 2.5 billion rubles due to the decreasing of the retained profit. The factor of the turnover of the net assets was 2.6 on the reported date. Relatively small value of the factors of the turnover is typical for the account payable and accounts receivable that is related to the uneven distribution of the receipts of the Company during the year.

There is no need to consider the absence of the net profit in the second quarter as the negative factor, because it is connected with the schedule of the work fulfillment of the contract, the delivery under which is planned for the third and fourth quarters. The Company Management marks out that the achieved level of the paying capacity of the Company provides the possibility of the normal functioning and developing of the enterprise, also timely payment to the enterprise creditors.

The indices dynamics, characterizing the liquidity of the Company:

Indices description	**3 mon. of 2003**	**6 mon. of 2003 г.**	**9 mon. of 2003 г.**	**12 mon. of 2003**	**3 mon. of 2004**	**6 mon. of 2004**
Own circulating assets, thousand rubbles	-2 741 641	-3 644 474	-5 641 845	-4 387 297	-4 647 333	-3 810 405
Factor of the financial dependence	9.5	14.1	28.0	7.2	8.0	9.3
Factor of the autonomy of the own assets	0.1	0.1	0.0	0.1	0.1	0.1
Adequate provision of the store by the own circulating assets	-	-	-	-	-	-
Index of the fixed assets	2.2	3.2	7.1	2.5	2.6	2.5
Factor of the current liquidity	2.6	2.5	2.8	2.5	2.5	3.2
Factor of the fast liquidity	1.3	1.0	1.0	1.2	1.5	2.6

Indices description	**1999**	**2000**	**2001**	**2002**	**2003**
Own circulating assets, thousand rubbles	-2 995 974	-4 148 744	-1 193 819	-1 903 470	-4 387 297
Factor of the financial dependence	-	-	18.8	7.2	7.2
Factor of the autonomy of the own assets	-	-	0.05	0.12	0.1
Adequate provision of the store by the own circulating assets	-	-	-	-	-

Index of the fixed assets	-	-	2.2	1.6	2.5
Factor of the current liquidity	0.7	0.8	1.5	2.1	2.5
Factor of the fast liquidity	0.5	0.6	1.1	1.2	1.2

The negative values of the own circulating assets, factors of the finance dependence and autonomy of the own assets, and also the index of the fixed asset are related to the necessity of the attraction of the borrowed current assets to finance of the operation activity. The Company's need of the circulating capital is cyclical and related directly to the production stage, where the products are. The amount of the circulating assets is the most at the early stages of the production and gradually decreases as the project progressing. Just before of the work fulfillment under the contract, the amount of the circulating assets is minimal and sometimes it becomes even negative.

The factor of the current liquidity shows that the circulating assets of the Company are in 3.2 times higher of the short term obligations, which means the high level of the liquidity of the Company. The factor of the quick liquidity, achieved the value of 2.6, means the most liquid circulating assets (cash assets, short term finance investments and accounts receivable) in 2.6 times higher than the short term obligation. It is necessary to mention that, the factors of the current and fast liquidity are higher than their normative values, which are at the level of 2 and 0.8, correspondingly. Thus, the level of the liquidity factors testifies that the enterprise has the structure of the circulating assets, providing the sufficient level of the paying capacity of the short term and allowing timely and safely performing the payment to the contractors.

2. The factors influencing on the changing the amount of the revenue Company from production, works, services and the profit (loss) of the Company from the new activity

Indices description	**Level of influence on changing the amount of the receipts and profits form the main activity, %**				
	1999	**2000**	**2001**	**2002**	**2003**
Inflation influence	**3**	**2**	**2**	**2**	**1**
Changing the foreign currency rates	**80**	**45**	**40**	**20**	**24**
Decisions of the government bodies	**0**	**0**	**0**	**0**	**0**
Other factors, including:	**17**	**53**	**58**	**78**	**75**
Making new contracts	4	5	12	25	25
Changing of the situation in the money-market	11	35	10	15	10
Growth of demand for the defense technology due to changes of the situation in the world armament market	2	13	30	38	40
Total:	**100**	**100**	**100**	**100**	**100**

3. The needs of the Company in the money assets

The circulating assets of the Corporation are higher than the current obligations of the Company for more than 13 billions rubles.

	1 quarter of 2004	2 quarter of 2004	2004
The needs of the Company in the money assets, million dollars	454.415.	396.03	1 128.39
The potential sources of these assets	1. the receipt of the production sale, 2. advances, paid by the customer 3. Payment of the accounts receivable, repayable VAT for export 4. Bank credits		

Factors, which may influence on the needs of the Company in money assets:

- Appearance of the new perspective projects
- Widening of the production program n the excess of the planned

Possibilities of receiving the assets by the Company are estimated as favorable.

Factors, which may influence on the possibilities of receiving the money assets by the Company:

- The conditions of the contract fulfillment to supply the aeronautical engineering
- The conditions of receiving the advance paying for the concluded contracts
- The conditions of usage of the open bank credit lines

4. The cost structure to produce and realize all production of the Company

Cost description	9 mon. of 2003	12 mon. of 2003	3 mon. of 2004	6 mon. of 2004
Raw materials and parts, %	4.7	3.9	2.5	7.56
Purchase components, semi-manufactured, %	44.27	45.2	39.9	32.98
Works and services of the production character, performed by the exterior organization, %	0.99	1.1	0.5	1.38
Fuel, power %	1.61	1.6	2.5	2.81
Costs of the remuneration of labor, %	12.11	9.2	12.4	15.8
Credit interests, %	13.99	12.2	16.1	16.1
Rent, %	0.23	0,2	0.01	0.02
Assessments for the social needs, %	4.08	2.9	2.8	5.56
Amortization of the fixed assets, %	2.34	1.7	3.2	3.93
Taxes, included into the prime cost of the production, %	0.07	1.3	0.09	0.33
Other costs, total, % including: amortization of the intangible assets, % obligatory insurance payment, % sale expenditures, % advertising expenditures, % representative expenditures, % services of the exterior organizations, % other, %	15.61 0.02 1.23 11.79 0.29 0.09 2.18	20.7 0.01 1.19 12.1 0.3 1.2 5.6	20.0 0.5 0.1 7.5 0.3 1.1 10.5	29.54 0.62 1.34 8.82 0.03 0.07 18.66
Total: expenditures for production and sale of the production (works, services), %	100	100	100	100
Выручка от продажи продукции (работ, услуг), %		100	100	100

5. Fixed assets

	31.12.2003	31.03.2004	30.06.2004
Original (replacement) cost of the fixed assets, rubles:	6 356 780 939	6 256 400 000	6 104 395
Value of the accrual amortization, rubles	2 809 649 914	2 821 192 000	2 850 854

The results of the last re-estimation of the fixed assets and long term renting fixed assets, performed for the previous 5 fiscal years, prior to the reporting quarter.

No	Group of the fixed assets	Total costs before the re-estimation, rubles	Depreciated (Excluding amortization) cost before the re-estimation, rubles	Date of the performing of the re-estimation	Total costs after the re-estimation, rubles	Depreciated (Excluding amortization) cost after the re-estimation, rubles
1	Own fixed assets	1 731 560 794	862 484 193	31.12.2001	4 399 876 056	1 985 969 621
2	Special rigging	-	-	31.12.2001	430 815 957	430 815 957
3	Fixed assets, rented	11 830 306	8 241 291	31.12.2001	31 062 195	21 235 459
	TOTAL:	1 743 391 100	870 725 485	31.12.2001	4 861 754 208	2 438 021 037

The date of performing the re-estimation is 31.12.2001.
The total balance cost of the fixed assets, before the re-estimation is 1 743 391 100 rubles.
The depreciated (excluding wearing) cost of the fixed assets before the re-estimation is 870 725 485 rubles.
The total balance cost of the fixed assets, taking into account the re-estimation is 4 861 754 208 rubles
The depreciated (excluding wearing) cost of the fixed assets, taking into account the re-estimation is 2 438 021 037 rubles.
The method of performing the re-estimation is: the method of performing the re-estimation of the fixed assets is using of the Program and information complex "STOF 2.1 Bookkeeper", developed by the SRI of the Statistics of Roscomstat of Russia with the assistance of CC "CodeInfo" according to the factors of the Roscomstat of Russia.

At present, the Corporation «IRKUT» is busy performing of the renewing and reequipping of the productive capacity. Accordingly to the plan of the technical reequipping in 2004, 340 000 000 rubles will be allocated for the putting into operation of the new productive capacities, construction and reconstruction of the object of the production purpose.

Charge of the fixed assets of the Company as for 30.06.2004:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Bond	Engineering tools and equipment, 64 items	15.04.2002	Until 23.09.2005	75 237 312
Bond	Edifice of the trading house	24.11.1999	Until 31.05.2004	6 955 900

	«Antei»			
Bond	Edifice of the catering of the Kitchen-factory	26.04.2000	Until 31.05.2004	9 549 400
Bond	Edifice LIS	26.04.2000	Until 31.05.2004	14 205 800
Bond	Edifice 120-check-points	26.04.2000	Until 31.05.2004	6 638 800
Bond	Edifice of the offices	26.04.2000	Until 31.05.2004	2 324 000
Bond	Runway (11 objects)	15.06.2001	Until 31.05.2004	306 337 500

These fixed assets are the securing for the credits of the Saving Bank of Russia.

Cost of the real estate of the Company:

	On 30.06.2003
Total cost of the real estate	3 168 003 000
Value of the accrual amortization.	1 469 574 000

The cost of the real estate of the Company, accordingly to the business accounting was 2 817 990 thousand rubles on 30.06.2004.

6. The intangible assets of the Company:

The intangible assets of the Company, as for 30.06.04.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	974 601	83 166
2	Exclusive right of the author or other right holder to use the program for computers and database	13 212	8 882
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15	5
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	367 542	
6	Other	468	252
Total, rubles		1 355 838	92 305

The intangible assets of the Company, as for 31.03.04.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	974 601	83 166
2	Exclusive right of the author or other right holder to use the program for computers and database	13 212	8 882
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15	5
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	367 542	
6	Other	468	252
Total, rubles		1 355 838	92 305

The intangible assets of the Company, as for 31.12.03.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	-	-
2	Exclusive right of the author or other right holder to use the program for computers and database	13 114 332	8 418 943
3	Exclusive right of the author or other right holder to use the patent	974 601 301	70 691 083
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15 499	4 959
5	Other	635 695	408 463
Total, rubles		988 366 827	79 523 448

The intangible assets of the Company, as for 30.09.03.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	672000	431000
2	Exclusive right of the author or other right holder to use the program for computers and database	13216000	8152000

3	Exclusive right of the author or other right holder to use the topology of the integrated circuits		
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15000	5000
5	Exclusive right of the patent holder for selection achievements		
6	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience		
Total, rubles		13903000	8588000

The intangible assets of the Company, as for 31.12.2002.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1.	Exclusive right of the author or other right holder to use the program for computers and database	14 184 000	7 654 000
2.	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15 000	0
Total, rubles		14 199 000	7 654 000

The intangible assets of the Company, as for 31.12.2001.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1.	Exclusive right of the author or other right holder to use the program for computers and database	9 788 000	5 357 000
2.	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	6 000	0
3.	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience	206 000	52 000
4.	Other	1 145 000	341 000
Total, rubles		11 145 000	5 750 000

The intangible assets of the Company, as for 31.12.2000.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1.	Exclusive right of the author or other right holder to use the program for computers and database	9 895 000	4 141 000
2.	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	6 000	0
3.	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience	206 000	32 000
4.	Other	1 211 000	360 000
Total, rubles		11 318 000	4 533 000

The intangible assets of the Company, as for 31.12.1999.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1.	Exclusive right of the author or other right holder to use the program for computers and database	8 192 000	3 100 000
2.	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	6 000	0
3.	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience	6 000	1000
4.	Other	1 270 000	364 000
Total, rubles		9 474 000	3 465 000

The intangible assets of the Company, as for 31.12.1998.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1.	Exclusive right of the author or other right holder to use the program for computers and database	8 162 000	2 152 000
2.	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	6 000	0
3.	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience	6 000	1 000
4.	Other	1 067 000	315 000
Total, rubles		9 241 000	2 468 000

Intangible assets accounting is performed in accordance with the Regulation on business accounting RAS 14/2000 "Intangible assets accounting", approved by the Order of the RF Ministry of Finance of October 16, 2000 No 91n.

7. Financial investments of the Company

The total amount of the financial investments of the Company as for 30.06.2004: 4 248 155 rubles.

List of the financial investments of the Company, which are 10 and more percents of the finance investments as for 30.06.2004:

Investments in emission securities are:

Type of securities	***The ordinary inscribed non-documentary shares (OIS);*** ***The preferred inscribed non-documentary shares (PIS)***
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	***Open Joint Stock Company "Design Bureau in the name of A.S. Yakovlev"*** ***OJSC "OKB of Yakovlev"***

Location	*Russia, 125315, Moscow, Leningradsky prospect, 68*
The State registry numbers of the issues of the emission securities, dates of the State registry, The registry bodies, performed the issues registration of the emission securities	1-01-00860-A, 17.03.2004, FSFM of Russia 2-01-00860-A, 17.03.2004, FSFM of Russia
Quantity of the securities, the Company has in possession	***OIS – 1 271 304 shares*** ***PIS – 70 090 shares*** ***Total: 1 341 394 shares***
Total nominal cost of the securities, the Company possesses	***268 278.80 rubles.***
Total balance cost of the securities, the Company possesses	***1 680 002 080.00 rubles.***
Dividend amount of the preferred shares, payout period	*No*
The amount of the stated dividend of the common share, payout period	***no***

Other finance investments:

Object of the financial investments	***Loan***
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	***Close Joint Stock Company "BETA AIR"*** ***CJSC "BETA AIR"***
Location	***Schmidta str., 64, Taganrog, Rostov region, Russia,, 347922***
The investment amount in the percent of the Charter Capital and in money	***406 740 000 rubles***
The amount of the interest of the finance investment interest and the procedure of determining it, payout period	***The interest rate for the loan is the commercial secret, payout period is may 2005***

Information about the amount of the potential losses, related to the bankruptcy of the organizations (enterprises), to which the investments were provided, accordingly to each type of the abovementioned investments:

The losses are improbable and are limited by the costs of investments.

The Company assets are not allocated in the deposit or other bank accounts of other Credit organizations, which licenses were suspended or withdrawn, and also in the case if the decision of the reorganization, closing down of such credit organization was made, beginning of the bankruptcy procedure or if such organization were declared bankrupts.

The potential losses, accordingly to the Company estimation of the finance investments, showed in the accounting reports of the Company, are improbable and are limited by the costs of investments

8. The Company's obligations

Account payable

Index	31.03.2003	30.06.2003	30.09.2003	31.12.2003	31.03.2004	30.06.2004
Total amount of the account payable of the Company, thousand rubbles.	4 157 587	6 679 742	6 492 895	6 441 977	5 143 353	5 599 356
Total amount of the account payable failed on time, rubles.	-	-	-	-	-	-

Index	31.12.1999	31.12.2000	31.12.2001	31.12.2002	31.12.2003
Total amount of the account payable of the Company, thousand rubbles.	6 975 031	7 736 794	7 423 714	3 723 272	6 441 977
Total amount of the account payable failed on time, rubles	-	-	-	-	-

The structure of the account payable on 30.06.2004:

On 30.06.2004, the accounts payable of the Company is 5 599 356 thousand rubles.

Obligation	Term of payment					
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	More than 1 year
Short term and long term obligations, total, thousand rubles.	1 917 227	2 174 472	3 340 047	3 668 925	8 572 548	3 556 716
Accounts payable, total, thousand rubles	1 362 993	568 141	2 203 442	7 068	38 984	1 418 728
Including:						
For suppliers and contractors, thousand rubles	1 282 411	480 688	2 203 442	7 068	25 357	1 299 151
Circulating notes to pay, thousand rubles.					13 627	
For the affiliated persons of the Company, thousand rubles						
For remuneration of labor, thousand rubles.	80 582					
Debts of the budget and off-budget funds, thousand rubles.		87 453				
Other Accounts payable, thousand rubles						119 577
Credits, total thousand rubles.	554 234	1 606 331	983 605	3508 857	7 485 089	1 240 176
Loans, total, thousand rubles. including:					803 065	803 064
Bonded loans, thousand rubles						
Other obligations, thousand rubles advances			153 000	153 000	245 410	94 748
Accounts payable failed on time, total thousand rubles						
Including, Debts of the budget and off-budget funds thousand rubles.						
Debt credit failed on time, thousand rubles.						
Loan debt failed on time, thousand rubles.						

The structure of the obligation on 31.03.2004:

Obligation	Term of payment

	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	More than 1 year
Short term and long term obligations, total, thousand rubles.	2 061 278	98 429	3 645 793	695 135	10 479 137	6 387 188
Accounts payable, total, thousand rubles	577 177	84 275	70 977	225 394	1 344 223	2 841 307
Including:						
For suppliers and contractors, thousand rubles	109 280	53 540	13 817	143 607	32 759	1 847 302
Circulating notes to pay, thousand rubles.	73 974	28 502	-	-	-	-
For the affiliated persons of the Company, thousand rubles	-	-	-	-	-	-
For remuneration of labor, thousand rubles.	86 189	-	-	-	-	-
Debts of the budget and off-budget funds, thousand rubles	-	-	-	-	-	-
	213 099	-	-	-	-	-
Other Accounts payable, thousand rubles	-	-	-	-	-	-
	94 635	2 233	57 160	81 787	1 311 464	1 994 005
Credits, total thousand rubles	1 469 947	-	3 560 662	427 279	9 049 990	1 347 242
Loans, total, thousand rubles. including:	-	-	-	-	-	-
	-	-	-	-	-	1 807 885
Bonded loans, thousand rubles	-	-	-	-	-	1 669 078
Other obligations, thousand rubles	14 154	14 154	14 154	42 462	84 924	390 754
advances	-	-	-	-	-	-
Accounts payable failed on time, total thousand rubles	-	-	-	-	-	-
	-	-	-	-	-	-
Including, Debts of the budget and off-budget funds thousand rubles.	-	-	-	-	-	-
	-	-	-	-	-	-
Debt credit failed on time, thousand rubles.	-	-	-	-	-	-
	-	-	-	-	-	-
Loan debt failed on time, thousand rubles.	-	-	-	-	-	-
	-	-	-	-	-	-

The structure of the obligation on 31.12.2003:

Obligation	Term of payment					
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	More than 1 year
Short term and long term obligations, total, thousand rubles.	647 742	360 753	55 335	490 324	209 399	19 282 106
Accounts payable, total, thousand rubles	490 702	346 599	41 181	447 862	124 475	4 991 158
Including:						
For suppliers and contractors, thousand rubles	308 018	150 904	38 502	404 895	91 909	4 988 057
Circulating notes to pay, thousand rubles.	33 936	193 822	-	-	-	-
For the affiliated persons of	-	-	-	-	-	-

the Company, thousand rubles						
For remuneration of labor, thousand rubles.	85 166	-	-	-	-	-
Debts of the budget and off-budget funds, thousand rubles	-	-	-	-	-	-
	63 509	-	-	-	-	-
Other Accounts payable, thousand rubles	-	-	-	-	-	-
	73	1 873	2 679	42 967	32 566	3 101
Credits, total thousand rubles	140 591					12 185 111
Loans, total, thousand rubles. including:	-	-	-	-	-	-
	2 295	-	-	-	-	1 750 609
Bonded loans, thousand rubles	-	-	-	-	-	1 750 609
Other obligations, thousand rubles	14 154	14 154	14 154	42 462	84 924	355 228
advances	-	-	-	-	-	-
Accounts payable failed on time, total thousand rubles	-	-	-	-	-	-
	-	-	-	-	-	-
Including, Debts of the budget and off-budget funds thousand rubles.	-	-	-	-	-	-
	-	-	-	-	-	-
Debt credit failed on time, thousand rubles.	-	-	-	-	-	-
	-	-	-	-	-	-
Loan debt failed on time, thousand rubles.	-	-	-	-	-	-
	-	-	-	-	-	-

The structure of the obligation on 30.09.2003:

Obligation	Term of payment					
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	More than 1 year
Accounts payable, total, rubles. Including:	452 295	99 884	259 659	151 627	4 472 326	18 391 468
Accounts payable failed on time, total rubles						
Borrowed current assets, total, rubles	23 790	88 435	116 747	129	0	18 391 468
Borrowed current assets, failed on time, rubles						
Credits, rubles	23 790	0	116 747	0	0	16 685 881
Loans, rubles Including:	0	88 435	0	129	0	1 705 587
Bonded loans, rubles	0	88 435	0	129	0	1 705 587
Other Accounts payable, total, rubles Including:	428 505	11 449	1 429 117	151 498	4 472 326	0
For suppliers and contractors, rubles	141 209	8 533	6 192	64 092	2 666 521	0
Notes in circulation to pay, rubles	0	0	142 820	0	0	0
For the affiliated persons of the Company, rubles						
For remuneration of labor,	77 610					

rubles						
Debts of the budget and off-budget funds, rubles, Including :						
Failed on time ubles						
Other Accounts payable, rubles	0	2 916	1 280 105	87 406	1 805 805	0
Total, rubles:	452 295	99 884	259 659	151 627	4 472 326	18 391 468

9. Credit history of the Company

Obligation	Creditor (moneylender)	Amount of the main debt	Maturity day		Interest rate	Maturity day	
			Pan	Fact		Pan	Fact
Credit	Savings bank of Russia, Irkutsk branch	2 500 000 rubles	23.11.99	23.11.99	Not indicated	23.11.99	23.11.99
Credit	Alpha bank Irkutsk branch	43 000 000 rubles	27.12.99	27.12.99	Not indicated	27.12.99	27.12.99
Credit	Savings bank of Russia, Irkutsk branch	37 000 000 rubles	18.01.00	18.01.00	Not indicated	18.01.00	18.01.00
Credit	Alpha bank	5 000 000 US dollars	21.02.00	21.02.00	Not indicated	21.02.00	21.02.00
Credit	HOMOS BANK	5 000 000 US dollars	01.03.00	01.03.00	Not indicated	01.03.00	01.03.00
Credit	Savings bank of Russia	375 000 000 rubles	07.04.00	07.04.00	Not indicated	07.04.00	07.04.00
Credit	Inter-regional investment bank	4 800 000 US dollars	15.05.00	15.05.00	Not indicated	15.05.00	15.05.00
Credit	CB «Andreyevsky»	1 500 000 US dollars	30.05.00	30.05.00	Not indicated	30.05.00	30.05.00
Credit	Savings bank of Russia, Irkuts branch	2 500 000 US dollars	15.06.00	15.06.00	Not indicated	15.06.00	15.06.00
Credit	Savings bank of Russia, Irkutsk branch	1 500 000 US dollars	17.06.00	17.06.00	Not indicated	17.06.00	17.06.00
Credit	Prominvestbank	3 000 000 US dollars	28.06.00	28.06.00	Not indicated	28.06.00	28.06.00
Credit	Savings bank of Russia, Irkutsk branch	70 000 000 rubles	01.08.00	01.08.00	Not indicated	01.08.00	01.08.00
Credit	Vnesheconombank	10 000 000 US dollars	06.10.00	06.10.00	Not indicated	06.10.00	06.10.00
Credit	Trust Investment Bank	10 000 000 US dollars	29.12.00	29.12.00	Not indicated	29.12.00	29.12.00
Credit	Trust Investment Bank	15 000 000 US dollars	21.02.01	21.02.01	Not indicated	21.02.01	21.02.01
Credit	Trust Investment Bank	10 000 000 US dollars	21.02.01	21.02.01	Not indicated	21.02.01	21.02.01
Credit	Prominvestbank	70 000 000 rubles	11.03.01	11.03.01	Not indicated	11.03.01	11.03.01
Credit	Trust Investment Bank	5 000 000 US dollars	09.04.01	09.04.01	Not indicated	09.04.01	09.04.01
Credit	Trust Investment Bank	18 800 000 US dollars	09.04.01	09.04.01	Not indicated	09.04.01	09.04.01
Credit	Savings bank of Russia, Irkutsk branch	105 000 000 rubles	26.04.01	26.04.01	Not indicated	26.04.01	26.04.01
Credit	Savings bank of Russia, Irkutsk branch	14 000 000 US dollars	22.06.01	22.06.01	Not indicated	22.06.01	22.06.01
Credit	Trust Investment Bank	10 000 000 US dollars	30.07.01	30.07.01	Not indicated	30.07.01	30.07.01

Credit	Trust Investment Bank	11 000 000 US dollars	30.07.01	30.07.01	Not indicated	30.07.01	30.07.01
Credit	Trust Investment Bank	10 000 000 US dollars	28.09.01	28.09.01	Not indicated	28.09.01	28.09.01
Credit	Trust Investment Bank	25 000 000 US dollars	09.11.01	09.11.01	Not indicated	09.11.01	09.11.01
Credit	Trust Investment Bank	10 000 000 US dollars	09.11.01	09.11.01	Not indicated	09.11.01	09.11.01
Credit	Savings bank of Russia, Irkutsk branch	150 000 000 rubles	13.11.01	13.11.01	Not indicated	13.11.01	13.11.01
Credit	Trust Investment Bank	3 800 000 US dollars	21.11.01	21.11.01	Not indicated	21.11.01	21.11.01
Credit	Trust Investment Bank	2 000 000 US dollars	18.12.01	18.12.01	Not indicated	18.12.01	18.12.01
Credit	Trust Investment Bank	3 000 000 US dollars	16.01.02	16.01.02	Not indicated	16.01.02	16.01.02
Credit	Trust Investment Bank	21 000 000 US dollars	16.01.02	16.01.02	Not indicated	16.01.02	16.01.02
Credit	Trust Investment Bank	15 000 000 US dollars	16.01.02	16.01.02	Not indicated	16.01.02	16.01.02
Credit	Natzinvestprombank	72 500 000 rubles	28.03.02	28.03.02	Not indicated	28.03.02	28.03.02
Credit	Savings bank of Russia	30 000 000 US dollars	31.03.02	31.03.02	Not indicated	31.03.02	31.03.02
Credit	Savings bank of Russia	18 728 000 US dollars	31.03.02	31.03.02	Not indicated	31.03.02	31.03.02
Credit	Trust Investment Bank	25 000 000 US dollars	10.04.02	10.04.02	Not indicated	10.04.02	10.04.02
Credit	Bank "MFK"	167 630 000 rubles	19.04.02	19.04.02	Not indicated	19.04.02	19.04.02
Credit	Savings bank of Russia, Irkutsk branch	104 868 893 rubles	26.04.02	26.04.02	Not indicated	26.04.02	26.04.02
Credit	Trust Investment Bank	10 000 000 US dollars	15.05.02	15.05.02	Not indicated	15.05.02	15.05.02
Credit	Trust Investment Bank	45 000 000 US dollars	15.05.02	15.05.02	Not indicated	15.05.02	15.05.02
Credit	Alpha bank	10 000 000 US dollars	28.05.02	28.05.02	Not indicated	28.05.02	28.05.02
Credit	WBRD	30 000 000 rubles	03.06.02	03.06.02	Not indicated	03.06.02	03.06.02
Credit	Trust Investment Bank	21 000 000 US dollars	27.07.02	27.07.02	Not indicated	27.07.02	27.07.02
Credit	BIN-Bank	146 955 000 rubles	29.07.02	29.07.02	Not indicated	29.07.02	29.07.02
Credit	BIN-Bank	146 960 000 rubles	30.07.02	30.07.02	Not indicated	30.07.02	30.07.02
Credit	HOMOS BANK	125 600 000 rubles	01.08.02	01.08.02	Not indicated	01.08.02	01.08.02
Credit	HOMOS BANK	126 000 000 rubles	02.08.02	02.08.02	Not indicated	02.08.02	02.08.02
Credit	BIN-Bank	103 043 000 rubles	06.08.02	06.08.02	Not indicated	06.08.02	06.08.02
Credit	BIN-Bank	103 042 000 rubles	07.08.02	07.08.02	Not indicated	07.08.02	07.08.02
Credit	Savings bank of Russia	839 608 166 rubles	31.08.02	31.08.02	Not indicated	31.08.02	31.08.02
Credit	Alpha bank	10 000 000 US dollars	14.09.02	14.09.02	Not indicated	14.09.02	14.09.02
Credit	BratskGesStroy	24 000 000 rubles	23.09.02	23.09.02	Not indicated	23.09.02	23.09.02
Credit	Alpha bank	5 000 000 US	27.09.02	27.09.02	Not indicated	27.09.02	27.09.02

		dollars					
Credit	Natzinvestprombank	2 000 000 US dollars	28.10.02	28.10.02	Not indicated	28.10.02	28.10.02
Credit	Natzinvestprombank	31 676 700 rubles	28.10.02	28.10.02	Not indicated	28.10.02	28.10.02
Credit	Savings bank of Russia	17 817 000 US dollars	31.10.02	31.10.02	Not indicated	31.10.02	31.10.02
Credit	Savings bank of Russia, Irkutsk branch	130 000 000 rubles	14.11.02	14.11.02	Not indicated	14.11.02	14.11.02
Credit	International bank of Saint-Petersburg	100 000 000 rubles	25.11.02	25.11.02	Not indicated	25.11.02	25.11.02
Credit	Mosnarbank	20 000 000 US dollars	29.11.02	29.11.02	Not indicated	29.11.02	29.11.02
Credit	Natzinvestprombank	2 000 000 US dollars	29.12.02	29.12.02	Not indicated	29.12.02	29.12.02
Credit	Natzinvestprombank	31 880 000 rubles	29.12.02	29.12.02	Not indicated	29.12.02	29.12.02
Credit	HOMOS BANK	384 200 000 rubles	17.02.03	17.02.03	Not indicated	17.02.03	17.02.03
Credit	Rosbank	56 000 000 US dollars	17.02.03	17.02.03	Not indicated	17.02.03	17.02.03
Credit	Alpha bank	10 000 000 US dollars	05.03.03	05.03.03	Not indicated	05.03.03	05.03.03
Credit	Alpha bank	10 000 000 US dollars	05.03.03	05.03.03	Not indicated	05.03.03	05.03.03
Credit	Promsvyazbank	6 000 000 US dollars	20.03.03	20.03.03	Not indicated	20.03.03	20.03.03
Credit	Mosnarbank	15 000 000 US dollars	11.04.03	11.04.03	Not indicated	11.04.03	11.04.03
Credit	ACB «Forpost»	2 500 000 US dollars	21.04.03	21.04.03	Not indicated	21.04.03	21.04.03
Credit	Savings bank of Russia, Irkutsk branch	140 000 000 rubles	25.04.03	25.04.03	Not indicated	25.04.03	25.04.03
Credit	Promsvyazbank	6 000 000 US dollars	14.05.03	14.05.03	Not indicated	14.05.03	14.05.03
Credit	Alpha bank	20 000 000 US dollars	20.08.03	20.08.03	Not indicated	20.08.03	20.08.03
Credit	Alpha bank	10 000 000 US dollars	20.08.03	20.08.03	Not indicated	20.08.03	20.08.03
Credit	International Moscow Bank	10 000 000 US dollars	23.08.03	23.08.03	Not indicated	23.08.03	23.08.03
Credit	Savings bank of Russia	3 527 079 605 rubles	31.08.03	31.08.03	Not indicated	31.08.03	31.08.03
Credit	Vneshtorgbank	40 000 000 US dollars	15.01.05	29.09.03	Not indicated	15.01.05	26.09.03
Credit	Natzinvestprombank	35 904 000 rubles	30.09.03	30.09.03	Not indicated	30.09.03	30.09.03
Credit	Savings bank of Russia	3 127 550 237 rubles	31.10.03	31.10.03	Not indicated	31.10.03	31.10.03
Credit	MDM-Bank	2 000 000 US dollars	18.11.03	18.11.03	Not indicated	18.11.03	18.11.03
Credit	Mosnarbank	15 000 000 US dollars	30.11.03	30.11.03	Not indicated	30.11.03	30.11.03
Credit	MDM-Bank	15 000 000 US dollars	11.12.03	11.12.03	Not indicated	11.12.03	11.12.03
Credit	Vneshtorgbank	72 000 000 US dollars	30.11.04	04.12.02	Not indicated	30.11.04	04.12.02
Credit	Rosbank	60 000 000 US dollars	02.08.04	30.12.03	Not indicated	02.08.04	30.12.03
Credit	Vneshtorgbank	60 000 000 US dollars	15.01.05	22.01.04	Not indicated	15.01.05	22.01.04

Credit	Savings bank of Russia, Irkutsk branch	140 000 000 rubles	23.04.04	Not reached	Not indicated	23.04.04	Not reached
Credit	Savings bank of Russia, Irkutsk branch	130 000 000 rubles	10.06.04	Not reached	Not indicated	10.06.04	Not reached
Credit	Alpha bank	27 750 000 US dollars	01.10.04	Not reached	Not indicated	01.10.04	Not reached
Credit	Alpha bank	40 000 000 US dollars	01.03.05	Not reached	Not indicated	01.03.05	Not reached
Credit	BIN-Bank	200 000 000 rubles	06.05.05	Not reached	Not indicated	06.05.05	Not reached
Credit	Savings bank of Russia	193 000 000 US dollars	30.09.05	Not reached	Not indicated	30.09.05	Not reached
Credit	Mosnarbank	43 500 000 US dollars	30.11.05	Not reached	Not indicated	30.11.05	Not reached
Credit	Vneshtorgbank	60 000 000 US dollars	15.01.05	22.01.04	Not indicated	15.01.05	22.01.04
Credit	International Moscow Bank	15 000 000 US dollars	09.06.05	Not reached	Not indicated	09.06.05	Not reached
Credit	International Moscow Bank	5 000 000 долларов США	09.06.05	Not reached	Not indicated	09.06.05	Not reached
Credit	Savings bank of RF	60 000 000 US dollars	24.12.07	Not reached	Not indicated	24.12.07	Not reached
Credit	Rosbank	60 000 000 US dollars	01.07.04	Not reached	Not indicated	01.07.04	Not reached
Credit	MDM-Bank	256 000 000 rubles	11.03.04	12.03.04	Not indicated	11.03.04	12.03.04
Credit	ACB «Forpost»	41 000 000 rubles	23.03.04	23.03.04	Not indicated	23.03.04	23.03.04
Credit	MDM-Bank	285 000 000	14.04.04	Not reached	Not indicated	14.04.04	Not reached
Credit	Savings bank №7013	29 379 919 US dollars	27.09.07	Not reached	Not indicated	27.09.07	Not reached
Credit	Savings bank №7012	7 884 348	23.09.05	Not reached	Not indicated	23.09.05	Not reached

The interest rate is not indicated, because it is the commercial secret of the Company and bank-Creditors.

10. The Company obligations, provided by the third parties

Index	12 mon. 2003	3 mon. 2004	6 mon. 2004
Total amount of the obligations of the Company of the provided security to the third parties, thousand rubles	233 232 587	2 402 088.2	*3 319 243*
Total amount of the obligations of the third parties, which The Company provided to the third parties security, including loan or guarantee, thousand rubles	891 340 000	2 355 445.2	*2 029 628*

11. Information about the amount of the account receivable

On 30.06.2004 the accounts receivable of the Company is 5 947 204 thousand rubles

The structure of the account receivable of the Company on 30.06.2004.

Type of the account receivable	**Term of payment**					
	Up to 30 days	**from 31 to 60 days**	**from 61 to 90 days**	**from 91 to 180 days**	**from 181 days to 1 year**	**More than year**

Accounts receivable, total, thousand rubles Including:	3 426 459	1 243 888	255 733	370 885	614 851	35 388
Accounts receivable failed on time thousand rubles						
Customers and clients, thousand rubles	175 383	4 748	2 091	39 626	398 411	32 726
Circulating notes to receive, thousand rubles						
Debt of the associated and subordinated companies, thousand rubles						
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles						
Given advances, thousand rubles	1 157 898	1 239 140	253 642	331 259	216 440	
Other debtors, thousand rubles	2 093 178					2 662
Total, thousands rubles:	6 852 918	2 487 776	511 466	741 770	1 229 702	70 776

The structure of the account receivable of the Company on 31.03.2004.

Type of the account receivable	**Term of payment**					
	Up to 30 days	**from 31 to 60 days**	**from 61 to 90 days**	**from 91 to 180 days**	**from 181 days to 1 year**	**More than year**
Accounts receivable, total, thousand rubles Including:	619 388	1 186 789	1 530 476	1 442 782	673 723	2 832 796
Accounts receivable failed on time thousand rubles						
Customers and clients, thousand rubles	299 804	15 058	31 513	1 269 012	60 057	369 609
Circulating notes to receive, thousand rubles						
Debt of the associated and subordinated companies, thousand rubles						
Debt of the participants (founders) of the dues to the Charter Capital, thousand						

Charter Capital, thousand rubles						
Given advances, thousand rubles	313 114	176 204	425 595	173 770	592 554	2 462 605
Other debtors, thousand rubles	6 470	995 527	1 073 368		21 112	582
Total, thousands rubles:	619 388	1 186 789	1 530 476	1 442 782	673 723	2 832 796

The structure of the account receivable of the Company on 31.12.2003.

Type of the account receivable	**Term of payment**					
	Up to 30 days	**from 31 to 60 days**	**from 61 to 90 days**	**from 91 to 180 days**	**from 181 days to 1 year**	**More than year**
Accounts receivable, total, thousand rubles Including:	1 342 214	612 918	191 262	768 432	1 388 360	2 627 015
Accounts receivable failed on time thousand rubles						
Customers and clients, thousand rubles	1 012 418	299 804	15 058	155 250	1 205 332	313 569
Circulating notes to receive, thousand rubles						
Debt of the associated and subordinated companies, thousand rubles						
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles						
Given advances, thousand rubles	329 796	313 114	176 204	613 182	183 028	2 313 446
Other debtors, thousand rubles						
Total, thousands rubles:	1 342 214	612 918	191 262	768 432	1 388 360	2 627 015

12. Information about formation and use of the reserve fund, and also about other funds of the Company

For 6 months of 2004

Fund:	*Reserve fund*
The fund amount, established by the constitutive documents	*5% of the Authorized Capital of the Company*
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of the Authorized Capital of the Company	*33 881 thousand rubles, 1.4% of the Authorized Capital*
The fund allocation amount during the report quarter	*6 542*
The fund assets amount, used during the report quarter and the target of usage of this asset	*No*

For 3 months of 2004

Fund:	*Reserve fund*
The fund amount, established by the constitutive documents	*5% of the Authorized Capital of the Company*
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of the Authorized Capital of the Company	*27 339 thousand rubles, 1.15% of the Authorized Capital*
The fund allocation amount during the report quarter	*No*
The fund assets amount, used during the report quarter and the target of usage of this asset	*No*

For 12 months of 2003

Fund:	*Reserve fund*
The fund amount, established by the constitutive documents	*5% of the Authorized Capital of the Company*
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of the Authorized Capital of the Company	*Information cannot be provided, as the business accounting of 12 months of 2003 was not ready on the date of approval of the quarterly report.*
The fund allocation amount during the report quarter	
The fund assets amount, used during the report quarter and the target of usage of this asset	

For 9 months of 2003

Fund:	*Reserve fund*
The fund amount, established by the constitutive documents	*5% of the Authorized Capital of the Company*
The fund amount in money terms, as for the date of the each report fiscal year and in percents of the of the Authorized Capital of the Company	*10 118 000 rubles, 0.43%*
The fund allocation amount during 9 months of 2003 year	*0 rubles*
The fund assets amount used during 9 months of 2003 and the target of usage of this asset	*0 rubles*

PRICEWATERHOUSECOOPERS

JSC SCIENTIFIC PRODUCTION CORPORATION "IRKUT" (FORMERLY IRKUTSK AVIATION INDUSTRIAL ASSOCIATION) AND ITS SUBSIDIARIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

CONTENTS

PAGE

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of JSC Scientific Production Corporation "IRKUT" (formerly JSC Irkutsk Aviation Industrial Association)

We have audited the accompanying consolidated balance sheets of Joint Stock Company Scientific Production Corporation "IRKUT" and its subsidiaries ("the Group") as of 31 December 2001 and 2000, and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. The inspection of certain underlying documentation on sales, cost of sales and fixed assets was performed by another firm of auditors due to the circumstances described in Note 1(c) to the financial statements. Our audit opinion, insofar as it relates to the inspection of such documentation, is based on the work of the other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the work of other auditors provide a reasonable basis for our opinion.

We did not observe the taking of the physical inventory as of 31 December 1999, 2000 and 2001 as these dates were prior to our appointment as independent accountants for the Group and we were unable to satisfy ourselves regarding inventory quantities at those dates and their related effect on the net income for the years ended December 31, 2000 and 2001.

In our opinion, based on the audits as described in the first paragraph and except for the effect on the financial statements, if any, of the matter referred to in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Joint Stock Company Scientific Production Corporation "IRKUT" and its subsidiaries at 31 December 2001 and 2000, and the results of their operations and their cash flows for the years ended 31 December 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21 to the consolidated financial statements, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows have been restated.

PricewaterhouseCoopers

Moscow
February 26, 2003, except for the restatement as described
in Note 21 as to which the date is November 3, 2003

JSC SCIENTIFIC PRODUCTION CORPORATION "IRKUT"
Consolidated Balance Sheets
(in millions of US$)

	Notes	December 31, 2001 Restated	December 31, 2000 Restated
ASSETS			
Current assets			
Cash and cash equivalents	4	122	2
Short-term investments	5	59	9
Accounts receivable, third parties, net of provision of $1 (December 31, 2000: $1)	6	220	235
Advances to third parties		103	59
Advances to related parties		65	46
Taxes and other receivables	7	44	39
Inventories	8	76	20
Prepaid expenses and other current assets		4	1
Deferred income taxes, short-term	15	23	2
Total current assets		**716**	**413**
Property, plant and equipment, net	9	133	132
Long-term investments		28	27
Deferred income taxes, long-term	15	64	77
Total assets		**941**	**649**
LIABILITIES, SHAREHOLDERS' EQUITY AND MINORITY INTEREST			
Current liabilities			
Short-term borrowings	11	246	99
Accounts payable, trade		80	86
Advances received	12	352	247
Accrued liabilities		15	19
Income and other taxes payable		11	7
Other current liabilities, third parties		5	6
Other current liabilities, related parties		2	-
Deferred income taxes, short-term	15	11	11
Total current liabilities		**722**	**475**
Long-term borrowings	11	136	84
Deferred income taxes, long-term	15	50	52
Total liabilities		**908**	**611**
Minority interest		**4**	**6**
Commitments and contingencies	19		
Shareholders' equity			
Capital stock	10	29	29
Treasury shares, at cost	10	(7)	(7)
Retained earnings		7	10
Total shareholders' equity		**29**	**32**
Total liabilities, shareholders' equity and minority interests		**941**	**649**

The accompanying notes are an integral part of these consolidated financial statements.

IRKUTSK AVIATION INDUSTRIAL ASSOCIATION
Consolidated Statements of Income
(in millions of US$)

	Notes	For the year ended December 31, 2001	For the year ended December 31, 2000
		Restated	Restated
Revenue			
Sales and other operating revenues	13	308	244
Cost of products and services	14	(226)	(174)
Gross profit		**82**	**70**
Research and development costs		(12)	(7)
Taxes other than on income		(8)	(6)
Energy and utilities		(4)	(4)
Selling, general and administrative expenses		(14)	(5)
Social expenditure		(7)	(4)
Repairs and maintenance		(5)	(3)
Other operating expenses		(1)	(2)
Operating income		**31**	**39**
Interest expense (net)		(38)	(18)
Loss from investments		(2)	(4)
Foreign exchange (loss)/gain		(1)	2
(Loss)/income before income taxes and minority interest		**(10)**	**19**
Income taxes			
Current tax expense	15	(5)	(6)
Deferred tax credit/ (expense)	15	10	(17)
Total tax credit/ (expense)		**5**	**(23)**
Loss before minority interest		**(5)**	**(4)**
Minority interest		2	1
Net loss		**(3)**	**(3)**

The accompanying notes are an integral part of these consolidated financial statements.

JSC SCIENTIFIC PRODUCTION CORPORATION "IRKUT"
Consolidated Statements of Cash Flows
(in millions of US$)

	Notes	For the year ended December 31, 2001	For the year ended December 31, 2000
Net cash generated by operating activities	16	**(28)**	**(98)**
Investing activities			
Capital expenditures		(15)	(11)
Loans advanced to related parties		-	(2)
Loans advanced to third parties		(1)	-
Cash used for acquisitions		(4)	(3)
Net cash used for investing activities		**(20)**	**(16)**
Financing activities			
Loans received – third parties		399	257
Repayment of loans – third parties		(229)	(147)
Loans received – related parties		2	2
Repayment of loans – related parties		(3)	-
Net cash received from financing activities		**169**	**112**
Effect of exchange rate changes on cash and cash equivalents		(1)	-
Net change in cash and cash equivalents		**120**	**(2)**
Cash and cash equivalents at the beginning of the year		**2**	**4**
Cash and cash equivalents at the end of the year		**122**	**2**
Supplemental cash flow information:			
Interest paid		(36)	(18)
Income taxes paid		(10)	-

The following non-cash transactions were excluded from investing and financing activities:

	For the year ended December 31, 2001	For the year ended December 31, 2000
Non-cash investing activities		
Acquisition of securities	(92)	(4)
Total non-cash investing activities	**(92)**	**(4)**
Non-cash financing activities		
Issue of promissory notes	92	1
Total non-cash financing activities	**92**	**1**

During 2001 the Company made several issues of promissory notes in exchange for the securities of local banks and investment institutions. This transaction was executed to facilitate placing of the Company's promissory notes in the Russian capital markets.

The accompanying notes are an integral part of these consolidated financial statements.

JSC SCIENTIFIC PRODUCTION CORPORATION "IRKUT"
Consolidated Statement of Shareholders' Equity
(in millions of US$)

	Charter capital	Retained earnings, restated	Total shareholders' equity, restated
Balance at December 31, 1999	**22**	**13**	**35**
Net loss	**-**	(3)	**(3)**
Balance at December 31, 2000	**22**	**10**	**32**
Net loss	-	(3)	(3)
Balance at December 31, 2001	**22**	**7**	**29**

The accompanying notes are an integral part of these consolidated financial statements.

(in millions of US$)

Note 1: NATURE OF OPERATIONS AND BASIS OF PRESENTATION

(a) History and nature of business

Joint Stock Company Scientific Production Corporation "IRKUT" (formerly "Irkutsk Aviation Industrial Association") ("the Company") was formed as a joint stock company following the President Decree and State Privatisation Programme of 1992. The principal activity of the Company is the construction of military aircraft under contracts with Russian and foreign governments. In accordance with Russian legislation the supply of military equipment to foreign governments is the competence of the Russian government and, therefore, all contracts with foreign governments are concluded through the Russian state organisation GK "Rosvooruzhenie". In 2000 and 2001 all of the revenues on military aircraft were accrued on two contracts. The Company's operations are subject to licenses for production and repair of aviation equipment awarded by Rosaviacosmos. The current license is valid until April 2007.

The Company and its subsidiaries (collectively "the Group") are also engaged in research and development works for military and civil aircrafts. This research and development is carried out for the Group's own purposes. In addition, starting from 1991 the Group commenced development of the Be-200 amphibian aircraft for fire fighting and certification for such use was received in August 2001. Currently the Company is in the process of obtaining full flight certification for other uses which is a requirement for serial production. In 2000 the Company concluded a contract for the supply of seven civil aircrafts with the Russian Ministry for Emergencies.

In 2000 GK "Rosvooruzhenie", acting as the Company's agent, concluded a general licence agreement with a foreign government for the production of military aircraft. This agreement involves the supply of technical documentation and equipment and provision of relevant services to launch the production of military aircrafts. In the framework of this agreement, the Company has signed a contract for the supply of technical documentation. Other contracts are under negotiation.

(b) Ownership, subsidiaries and associates

The main shareholders of the Company are state owned enterprise JSC "OKB Sukhogo", DCL-KF Corporation, Fenway Services Corporation, StradeBroke Trading Limited, ZAO Company FTC, ZAO Aerocom, ZAO Ornatus and ZAO FTK-Invest.

The entities of the Group, included in these consolidated financial statements are as follows:

Name	Principal activities	Ownership interest	
Consolidated		31 December 2001	31 December 2000
ZAO Beta-Ir	Development of Be-200	75%	75%
ZAO Company FTK	Finance and Investment	56%	56%
ZAO FTK-Invest	Finance and Investment	-	-
JSC TANTK	Research and development	20%	20%

ZAO FTK-Invest is effectively controlled by the Company through management arrangements and is therefore consolidated in the financial statements.

Note 1: NATURE OF OPERATIONS AND BASIS OF PRESENTATION (continued)

(c) State Secrets

The operations of the Company related to the construction and sale of military aircraft are subject to the Law of the Russian Federation on State Secrets signed by the President of the Russian Federation on July 21, 1993. This Law provides that the information on the foreign economic activities of the Russian Federation disclosing of which can cause damage to the security of the country is considered a state secret. Access to information classified as a state secret can be granted by the appropriate authorities only to organisations and individuals holding security licenses with the appropriate form of clearance. In addition, part of the property, plant and equipment of the Company makes up mobilisation capacities of the state and is also subject to the Law on State Secrets. The law also limits the authority of the Company to dispose of those assets.

(d) Basis of presentation

Group entities prepare statutory accounting reports in accordance with local accounting regulations. The accompanying consolidated financial statements are based on the statutory records of each entity, which are maintained in Russian roubles ("roubles"), the official currency of the Russian Federation, and are recorded under the historical cost convention, except for the revaluations of property, plant and equipment. They have been adjusted in order to present the financial position and the results of operations in U.S. Dollars ("US$" or "$") and in accordance with US GAAP.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

Principles of consolidation. The consolidated financial statements are based on the financial statements of the entities presented in Note 1 "Nature of operations and basis of presentation".

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

Minority interest at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the consolidation. Minority interest is presented separately from liabilities and shareholders' equity.

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20% and 50% of the voting rights, or otherwise the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(in millions of US$)

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency and translation methodology. The Russian economy is hyperinflationary. The US$ is the reporting and the functional currency for the purpose of these financial statements. Accordingly, transactions not already measured in US$ have been remeasured into US$ in accordance with the relevant provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Monetary assets and liabilities of Group's entities have been translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities have been translated at historic rates and adjusted for impairment as necessary. Revenues, expenses and cash flows have been translated at the average exchange rates which approximate the exchange rate on the date of the transaction. Translation gains and losses from the remeasurement of assets and liabilities that are not denominated in US$ are credited or charged to the consolidated statement of income.

Prior to 1992, the Government of the Russian Federation set the official exchange rate for the rouble which amounted to 60 kopecks per US dollar, and consequently exchange rates for prior periods may differ from rates that might have existed under free market conditions. However, management believes that this rate gives the best estimate of the historic cost of property, plant and equipment acquired prior to 1992 and have applied this rate in the application of SFAS No 52.

Exchange restrictions and controls exist relating to converting the rouble into other currencies. At present, the rouble is not convertible outside of Russia and, further, Group entities are required to convert 50% of their hard currency earnings into roubles. Future movements in the exchange rates between the rouble and the US$ will affect the carrying value of the Group's rouble denominated monetary assets and liabilities. Such movements may also affect the Group's ability to realise non-monetary assets represented in US$ in these consolidated financial statements. Accordingly, any translation of local currencies to US$ should not be construed as a representation that such amounts have been, could be, or will in the future be converted into US$ at the exchange rate shown or at any other exchange rate.

The official rate of exchange, as determined by the Central Bank of the Russian Federation for 1 dollar was 28.16 at December 31, 2000 and 30.14 roubles at December 31, 2001 (27.00 at December 31,1999).

Classification of assets and liabilities. The operating cycle for aircraft construction contracts exceeds one year. Assets which are reasonably expected to be realized in cash or sold or consumed during the operating cycle of the business are shown under current assets. Liabilities whose liquidation is reasonably expected within the operating cycle of the business are also shown under current liabilities.

Revenue recognition and cost. The operations of the Group principally consist of building aircraft under fixed-price contracts. Revenues under such contracts are recognised on a percentage of completion basis, measured by the ratio of total direct materials and design and development costs incurred to date relative to the total estimated respective costs on the contract. This method is used because management consider this to be the best available measure of progress on the contracts.

Costs incurred in relation to the general licence agreement concluded with foreign government are treated as work in process and are taken to cost of sales when the relevant milestones are achieved, at which time the related revenue is also recognised.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract costs are charged to cost of sales as incurred and include all direct material and labour costs and those indirect costs related to contract performance, such as indirect labour, tools, repairs, and depreciation of property, plant and equipment. Selling, general, administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts, should they exist, are made in the period in which such losses are determined. Changes in job performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, if any, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

Warranty reserve. Provision is made for warranty costs based on the Group's historical experience on previous deliveries of aircraft. Provisions are made as revenues are accrued. Estimates are adjusted as necessary based on subsequent experience. The reserve at December 31, 2001, included in accrued liabilities was US$ 9 (December 31, 2000 US$ 7).

Accounts receivable. Accounts receivable are presented net of any provision for bad and doubtful debts.

Cash and cash equivalents. The Group considers only those short-term, highly liquid investments with original maturity of 90 days or less to be cash equivalents net of any restricted cash amounts.

Inventory valuation. Inventories are carried at the lower of cost or market value. Inventories include amounts relating to programs and contracts with long production cycles, a portion of which is not expected to be realized within one year. The cost of aircraft components and general inventory materials are stated at average cost.

Property, plant and equipment. Property, plant and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, which are as follows:

Buildings	40 - 50 years
Machinery and equipment	5 - 20 years

Profits or losses from the sale of assets are included in operating income.

Research and development costs. Research and development costs include design, construction and materials used in testing of pre-production prototypes and models. Such costs are expensed as incurred. Test planes which have an alternative use are capitalised as fixed assets and depreciated over ten years, which is management's estimate of their useful life.

Marketing expenses and commissions, withheld by the agent, restated. Marketing expenses, withheld by GK "Rosvooruzhenie" are charged to the income statement as withheld by the agent as those expenses are of general nature and they are not related to a particular contract. Commissions are also charged to the income statement as withheld by the agent as they mainly relate to the processing of payments and administrative work carried out by the agent on behalf of the Group.

Long-lived assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable based upon the undiscounted future cash flows. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

(in millions of US$)

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments. The fair value of financial instruments (cash and cash equivalents, advances, accounts receivable, accounts payable and loans) is determined with reference to various market information and other valuation methods as considered appropriate. At December 31, 2001 and December 31, 2000 the fair values of financial instruments held by the Group did not materially differ from their recorded book values.

Investments. Investments include investments in securities and investments in associates accounted for under the equity method. Investments in securities are classified into the three categories: held to maturity, available-for-sale and trading and are valued at amortised cost or fair value accordingly. Unrealised gains and losses on investments available-for-sale are reported as a separate component of shareholders' equity.

Pensions and post employment benefits. The Group, in the normal course of business, makes payments to the pension fund, medical insurance, employment fund and social insurance fund of the Russian Federation. These payments are expensed when incurred and included within personnel costs.

Value Added Taxes. In the consolidated balance sheets and the consolidated statement of cash flows, transactions and balances are presented inclusive of the associated Value Added Tax ("VAT") applicable under the legislation of the relevant jurisdiction in which the transaction occurred. These taxes are excluded from the consolidated statement of income since the payment and collection of VAT generally has no effect on the results of operations.

Income Taxes. Deferred income tax assets and liabilities are recognised for the future tax consequences attributable to differences between the consolidated financial statements' carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in the years in which these temporary differences are expected to reverse. Valuation allowances are provided against deferred tax assets that are not expected to be realised.

Risks and Concentrations. Note 1 and Note 13 describe the Group's business and its current concentration in the military sector.

Recently issued accounting standards. Effective January 1, 2001, the Group adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Under SFAS 133, all derivatives are required to be recognised in the balance sheet at fair value. Gains or losses from changes in fair value are recognised in earnings in the period of change unless the derivative is designated as a hedging instrument.

Effective January 1, 2002 the Group adopted SFAS No. 141, "Business Combinations" for all business combinations after June 30, 2001. This standard requires that all business combinations be accounted for using the purchase method, and it further clarifies the criteria for recognition of intangible assets separately from goodwill.

The Group adopted SFAS No. 142, "Goodwill and other intangible assets" for other intangible assets. SFAS No. 142 requires that goodwill and other intangibles with indefinite useful lives should not be amortised but should be tested for impairment at least annually.

Effective January 1, 2002, the Group will adopt SFAS No. 144 "Accounting for the Impairment or Disposal of Long - Lived Assets". This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. Management is currently developing a plan to apply the provision of this standard to its operations on an ongoing basis.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The Group believes that the adoption of this standard will have no material impact on its consolidated financial statements.

(in millions of US$)

Note 3: ACQUISITIONS

In June 2000, ZAO Beta-Ir, the company that manages the development of the Be-200 aircraft, issued 485,277 ordinary shares most of which were purchased by the Group entities. As a result, the effective rate of the Group's shareholding in ZAO Beta-Ir increased from 63% to 75%. In December 2000 ZAO Company FTK has issued 12,440,143 ordinary shares and all of them were acquired by the Company. This increased the effective Group shareholding in ZAO Company FTK from 28% to 56%.

These acquisitions have been accounted for using the purchase method and the results of operations and earnings previously allocated to minority owners have been included from the dates of acquisition. The purchase prices have been allocated to the assets acquired and liabilities assumed based on their estimated fair market values. The fair values did not materially differ from book values.

Note 4: CASH AND CASH EQUIVALENTS

	December 31, 2001	December 31, 2000
Cash at bank, US$ accounts	5	1
Cash at bank, Russian roubles accounts	117	1
Total cash and cash equivalents	**122**	**2**

Note 5: SHORT-TERM INVESTMENTS

	December 31, 2001	December 31, 2000
Commercial paper	46	7
Loans to related parties	4	
Loans to third companies	7	1
Other financial instruments	2	1
Total short-term investments	**59**	**9**

As at December 31, 2001 promissory notes of Nomos bank, BIN bank and MFK bank with a carrying value of US$ 37, included under commercial paper above, were pledged under short-term loan agreements with those banks. The promissory notes were purchased at nominal value and are redeemable in 2002 at par.

As at December 31, 2000 promissory notes of third parties totalling of $1 were pledged under the loan agreement with AKB Andreevsky.

(in millions of US$)

Note 6: ACCOUNTS RECEIVABLE

	December 31, 2001	December 31, 2000
Completed contracts	-	6
Contract revenue recognised in excess of billings	210	125
Contracts in progress	-	99
Contracts in progress – retained until completion of contract	1	1
Other trade accounts receivable, third parties	9	5
Other trade accounts receivable, related parties	1	-
	221	236
Less: allowance for doubtful collections	(1)	(1)
Total contract receivables	**220**	**235**

Note 7: TAXES AND OTHER RECEIVABLES, restated

	December 31, 2001	December 31, 2000
VAT recoverable	33	25
Prepaid taxes	6	11
Other receivables – third parties	5	3
Total taxes and other receivables	**44**	**39**

VAT recoverable relates to input VAT incurred with respect to inventories purchased and available for offset against future output VAT following the settlement of accounts payable in relation to such inventories.

Note 8: INVENTORY

	December 31, 2001	December 31, 2000
Aircraft components	41	13
Work in progress	11	1
General stock materials and other	27	9
Less: Obsolescence Reserve	(3)	(3)
Total inventories	**76**	**20**

Work in progress comprises costs incurred on the licence agreement (see Note1(a)) and work on sundry orders for aircraft components and spare parts.

(in millions of US$)

Note 9: PROPERTY, PLANT AND EQUIPMENT

	December 31, 2001	December 31, 2000
Buildings	146	146
Machinery and equipment	205	198
Less: accumulated depreciation	(235)	(224)
Net book value	116	120
Construction in progress	10	9
Advances to suppliers of equipment	7	3
Property, plant and equipment, net	**133**	**132**

The net book value of property, plant and equipment restricted for sale by the Russian government in accordance with the state military programme amounted to $45 at December 31, 2001 and at December 31, 2000, respectively.

Carrying and pledged values of property, plant and equipment subject to liens under loan agreements comprise $7 and $4 at December 31, 2001 and $1 and $1 at December 31, 2000, respectively.

Fully depreciated facilities, which are still in use by the Company, comprise $113 at December 31, 2001 and $108 at December 31, 2000, respectively.

Note 10: CHARTER CAPITAL

	December 31, 2001	December 31, 2000
Capital stock	29	29
Treasury shares	(7)	(7)
Total charter capital	**22**	**22**

At December 31, 2000 and December 31, 2001 authorised, issued and fully paid share capital consists of 791,051,875 ordinary shares with a nominal value of Russian Rubles 0.8 each.

As at December 31, 2001 158,010,000 shares were pledged under long-term loan agreements of the Company (158,010,000 shares at December 31, 2000), 22,411,187 shares were pledged under short-term borrowings of third parties (including 9,212,573 pledged under short-term borrowings of physical persons) and 10,901,229 shares were provided as a security to the loans of related parties.

(in millions of US$)

Note 11: BORROWINGS

Short-term borrowings:	December 31, 2001	December 31, 2000
Bank Loans		
Loans denominated in Russian roubles, secured		
Sberbank; fixed rate loans with interest of 17% (Note b)	28	-
Sberbank; variable rate loans with interest ranging from 19% to 34% (Note b)	8	12
Nomos bank; fixed interest rate of 27% (Note h)	8	-
MFK Bank; fixed interest rate of 27% (Note g)	6	-
BIN Bank; fixed interest rate of CBR + 3% (Note i)	17	-
Probusiness bank; fixed interest rate of 42% (Note e)	-	2
Total Russian roubles secured loans	**67**	**14**
Loans denominated in Russian roubles, unsecured		
National Investment bank, fixed interest rate of 25%	2	-
Russian Bank of Development of Regions, fixed interest rate of 24%	1	-
Total Russian roubles unsecured loans	**3**	-
Loans denominated in US dollars, secured		
Sberbank; variable rate loans with interest ranging from 13.5% to 19% (Note b)	79	
Trust and Investment Bank; fixed interest rate of 12% (Note c)	10	-
Mosnarbank; fixed interest rate of 12% (Note j)	20	-
Alfa bank, fixed interest rate of 16% (Note f)	-	14
AKB Forpost (Note k)	-	1
Andreyevsky Bank, fixed interest rate of 15% (Note d)	-	1
Total US Dollar secured loans	**109**	**16**
Loans denominated in US dollars, unsecured		
Trust and Investment Bank; fixed interest rate of 15%	7	69
Trust and Investment Bank; variable rate loans with interest ranging from 14.25 to 15.5%	36	
Total US Dollars unsecured loans	**43**	**69**
Total bank loans	**222**	**99**
Company loans – third parties	**6**	-
Total company loans – third parties	**6**	-
Promissory notes – third parties (Note l)	**18**	-
Total short-term borrowings	**246**	**99**

(in millions of US$)

Note 11: BORROWINGS (continued)

Long-term borrowings:	December 31, 2001	December 31, 2000
Bank Loans		
Loans denominated in Russian roubles, secured		
Sberbank; fixed interest rate of 19% (Note a)	117	-
Sberbank; fixed interest rate of 17% (Note a)	-	29
Total Russian Roubles secured loans	**117**	**29**
Loans denominated in Russian Roubles, unsecured		
Prominvestbank; fixed rate loan with interest of 11%	2	3
Total Russian Roubles unsecured loans	**2**	**3**
Loans denominated in US dollars, secured		
Mosnarbank, fixed interest rate of 12%	15	-
Sberbank; fixed rate loans with interest of 13.5 % (Note a)	-	49
Total US Dollars secured loans	**15**	**49**
Loans denominated in US dollars, unsecured		
Incombank; fixed interest rate of 22%	2	3
Total US Dollars unsecured loans	**2**	**3**
Total bank loans	**136**	**84**
Total long-term borrowings	**136**	**84**
Total borrowings	**382**	**183**

Details of significant secured loan balances are summarised below:

(a) Sberbank credit lines
The Group has non-revolving credit line agreements with Sberbank in the amounts of $124 as of 31 December 2001 (drawings are made both in US dollars and in roubles). Property, plant and equipment, tenant rights for a land plot; on which offices are located and 158,010,000 shares of the Company held by ZAO Company FTK have been pledged as collateral against these credit lines. The Group is obliged to insure all property, plant and equipment pledged under this credit line agreement.

In addition, the Group has provided shares of JSC Ufa Engine Industrial Association and JSC TANTK as a security to this credit line agreement. The pledge value of those shares was agreed by the parties at $2. The carrying value of the respective shares was $1.

The loans from Sberbank under the credit line agreement for $124 are guaranteed by GK "Rosvooruzhenie"

(b) Other Sberbank loans
Aircraft components and accessories and other materials have been pledged as collateral against other Sberbank loans. The pledge and carrying values of the aircraft components were $5 and $10 respectively at December 31, 2001, and $6 and $12 respectively at December 31, 2000. The pledge value of other materials was $8 at December 31, 2001 and $9 at December 31, 2000 which approximates half of the carrying values of those assets.

(in millions of US$)

Note 12: ADVANCES RECEIVED, restated

	December 31, 2001	December 31, 2000
Advances for military aircrafts	342	242
Advances for civil aircrafts	8	4
Advances for other goods and services	2	1
Total advances received and other current liabilities	**352**	**247**

Note 13: SALES AND OTHER OPERATING REVENUES

	December 31, 2001	December 31, 2000
Revenue earned on military aircraft construction contracts	286	224
Revenue earned on civil aircraft construction contracts	7	4
Revenue on sales of aircraft components	5	11
Other income	10	5
Total sales and other operating income	**308**	**244**

Note 14: COST OF PRODUCTS AND SERVICES

	December 31, 2001	December 31, 2000
Cost of aircraft components and other materials	152	102
Personnel costs	28	19
Depreciation	14	14
Design and development, third party	10	1
Design and development, related party	5	27
Insurance	2	-
Warranty repairs	4	4
Cost of other goods and services	11	7
Total cost of products and service	**226**	**174**

In 1997 the Company contracted JSC "OKB Sukhogo" to develop the design of the SU-30 MKI aircraft for supply under the contract with the India government. Expenses incurred by the Company on this contract in 2001 and 2000 are disclosed in the line 'Design and development, related party'. The balances on prepayments made by the Company to JSK OKB "Sukhogo" for work to be performed in future periods were $66 as of December 31, 2001 and $46 as of December 31, 2000.

Note 15: INCOME TAXES, restated

The Group calculates deferred income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", applying the specific provisions for foreign companies using the US$ as the reporting currency.

SFAS No. 109 requires deferred income taxes to be computed on non-current assets in local currency by comparing the historic book and tax basis in local currency after respective depreciation but before indexing for either accounting or tax purposes. The local currency deferred income tax balance is then remeasured into US$ using the period-end exchange rate.

(in millions of US$)

Note 15: INCOME TAXES, restated (continued)

Deferred income tax assets and liabilities at December 31, 2001 and December 31, 2000 are as follows:

	December 31, 2001	December 31, 2000
Inventory and cost of sales	33	31
Unrealised foreign exchange losses	32	25
Property, plant and equipment	1	1
Prepaid expenses	21	22
Deferred income tax assets	**87**	**79**
Contract revenue recognised in excess of billings	(50)	(43)
Accruals	(11)	(20)
Deferred income tax liabilities	**(61)**	**(63)**
Net deferred tax asset	**26**	**16**

A reconciliation between the income tax expense and taxes determined by applying the statutory tax rate to income before income taxes, and minority interest is presented below:

	For the year ended December 31, 2001	For the year ended December 31, 2000
Income/(loss) before income taxes, and minority interest	(10)	19
Statutory income tax rate	35%	30%
Theoretical income tax credit/(charge) at statutory rate	4	(6)
Decrease/(increase) due to:		
Change in treatment of unrealised foreign exchange losses for tax purposes	20	-
Capital allowance	3	1
Income not assessable for income tax purposes	1	1
Non-deductible expenses	(12)	(11)
Remeasurement of non-monetary assets and liabilities to US$	4	(6)
Effect of change in the tax rate	(15)	3
Accrual for income tax that became payable in 2001 because of change in accounting principles for statutory purposes	-	(5)
Income tax credit/(expense)	**5**	**(23)**

In 2001 the Company revised its treatment, for tax purposes, of rouble unrealised foreign exchange losses on advances received from customers (in US$'s) from 1998 to 2001. As a result of this, a deferred tax asset in relation to unrealised losses available for offset against future taxable profits was recognised at December 31, 2001 of $ 32. Prior to this, only exchange losses which accrued in the period between August 1, 1998 and December 31, 1998 could be carried forward for tax purposes.

(in millions of US$)

Note 15: INCOME TAXES, restated (continued)

Effective January 1, 2001, the standard rate of income tax payable by companies in the Russian Federation increased from 30% to 35%. Subsequently, effective January 1, 2002, the standard rate of income tax payable by companies in the Russian Federation decreased from 35% to 24%. As the changes in rates were already enacted at December 31, of 2001 and 2000, deferred taxes were calculated applying 35% at December 31, 2000 and 24% at December 31, 2001.

Note 16: CASH GENERATED FROM OPERATIONS, restated

Reconciliation of net income to cash generated from operations:

	Notes	For the year ended December 31, 2001	For the year ended December 31, 2000
Net income		(3)	(3)
Adjustments to reconcile net income to cash generated from operations:			
Depreciation		14	14
Change in deferred income taxes		(10)	17
Change in provision for warranty repairs		2	3
Change in provision for taxes		(9)	4
Minority interests		(2)	(1)
Loss from investments		3	7
Foreign exchange differences		(3)	(1)
Changes in operating working capital:			
(Increase)/reduction in receivables		15	(96)
Increase in advances to suppliers		(64)	(24)
Increase in inventories		(53)	(6)
Increase in prepaid expenses and other current assets		(10)	(14)
Increase/ (reduction) in accounts payable		(6)	16
Increase in advances received		104	1
Increase in other current liabilities		8	5
Net cash used for acquisition of trading securities		(14)	(20)
Cash generated from operations		**(28)**	**(98)**

Note 17: BACKLOG ON CONSTRUCTION CONTRACTS

The following schedule shows a reconciliation of backlog, representing the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at December 31, 2000 and 2001 and from contractual agreements on which work has not yet begun.

	December 31, 2001	December 31, 2000
Balance at the beginning of the year	1,360	1,442
New contracts	-	146
Less: contract revenue already recognised	(293)	(228)
Balance at the end of the year	**1,067**	**1,360**

(in millions of US$)

Note 18: RELATED PARTY TRANSACTIONS

Related party transactions are disclosed on the face of each primary consolidated financial statement and in the corresponding notes to the financial statements.

In addition, in 1999 the Company contracted ZAO "OKB Russian Avionics" to perform research and design works relating to military system upgrades of the SU-27 and SU-30 aircrafts with a view to signing the contract with the Russian Ministry for Defence for modernisation of those type aircrafts. In the year ended December 31, 2001 the expenses incurred in relation to this project, included in the line 'Research and development costs' of the Income Statement, were $6 ($3 in the year ended December 31, 2000). As at December 31, 2001 and 2000 the Company held 27% of the shares of ZAO "OKB Russian Avionics".

In the year ended December 31, 2000 the Company incurred a loss on sales of trading securities to related parties in the amount of $2.

Note 19: COMMITMENTS AND CONTINGENCIES

Capital commitments. The Group is engaged in construction and equipment renovation programs currently estimated in the amount of $34. The construction programs are subject to periodic reviews and actual construction costs may vary from these estimates for many reasons including, but not limited to, general business conditions; environmental regulations; exchange rate fluctuations; the cost and efficiency of construction labour, equipment and materials; and the availability and cost of capital. At December 31, 2001 the purchase contracts signed in connection with such construction programs amounted to $15.

Operating environment. The economy of Russian Federation displays the characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, currency controls, a low level of liquidity in the public and private debt and equity markets and relatively high rates of inflation.

The prospects for future economic stability are largely dependent upon the effectiveness of economic measures undertaken by the governments, together with legal, regulatory, and political developments.

Taxation. Russian tax, currency and customs legislation is subject to varying interpretations and changes, occurring frequently. Furthermore, the interpretation of such legislation by the authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, such authorities may challenge certain transactions. The periods remain open to review by the tax and customs authorities with respect to tax payments for three years.

Environmental contingencies. Governmental authorities are continually considering environmental regulations and their enforcement and the Group periodically evaluates its obligations related thereto. As obligations are determined, they are recognised immediately. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under current levels of enforcement of existing legislation, management believes there are no liabilities which will have a materially adverse effect on the financial position or the operating results of the Group.

Purchase Commitments. Commitments with third parties for the supply of aircraft components in 2002 under long-term supply agreements at current market prices are estimated at $175.

(in millions of US$)

Note 20: SUBSEQUENT EVENTS

On August 1, 2002, a general shareholders' meeting took the decision to increase the charter capital of the Company by raising the par value of shares from 0.80 to 3 Russian rubles. The new Charter of the Company was registered with the appropriate authorities in September 2002.

In July 2001, the Company concluded a contract for the purchase of the controlling block of shares of ZAO "OKB Russian Avionics" for $1. The shares were transferred to the company after the final settlement in October 2002.

In 2002 the Group increased its shareholding in TANTK from 20% to 38%.

In June 2002, General Agreement between "AK named after Ilyushin", Hindustan Aeronautic Ltd. (India), FGUP "Rosoboronexport" and the Company was signed. The main objectives of this agreement are:

- joint research of MTS market;
- preparation of the agreement on joint activities.

In 2002 the Company placed two issues of bonds in the local stock market:

- In March 2002, 600,000 registered uncertified rouble denominated bonds a the par value rouble 1,000 for the total amount of 600,000,000 roubles ($19) were issued maturing in 3 years. There will be six coupon payments with varying interest rates per coupon. Annual interest rate for the first coupon is 20.4%, for the second – 18.5%. As of 1 October 2002 bonds for RR 308,000,000 were redeemed by the Company;
- In November 2002, 1,500,000 certified inconvertible bonds with a par value of ruble 1,000 for a total amount of 1,500,000,000 rubles ($47) were issued. Time to maturity is three years, each bond is carrying 6 coupon payments with variable income. Annual interest rate for the first coupon was set at 18.5%.

In May 2002, the Company signed a memorandum of understanding with EADS. In September 2002, Rolls-Royce co-signed that memorandum. The main objectives are:

- investigation of technical, economic, marketing, regulatory and other aspects of implementation of the Be-200 project;
- preparation of draft Agreement on Cooperation establishing the basis for future cooperation between the parties to the project;
- investigation of further opportunities for cooperation between the parties in the area of aviation industry.

On December 27, 2002 a general shareholder's meeting approved the change of the name of the Company to JSC Scientific Production Corporation "IRKUT".

Note 21: RESTATEMENT

The consolidated financial statements have been restated to reflect certain marketing expenses withheld by Rosvooruzhenie in connection with the Company's sales agreements outlined in Note 1(a) and Note 1(c). In addition, the consolidated financial statements have been restated to reflect the foreign exchange loss on VAT recoverable on advances on those contracts and advances to suppliers of goods and services for performing works on those contracts.

(in millions of US$)

Note 21: RESTATEMENT (continued)

Prior to 2002 the Group calculated deferred tax on certain non-monetary assets for the difference between historical US GAAP dollar cost and US dollar equivalent of tax base of those assets. The consolidated financial statements have been restated to reflect the reversal of the permanent deferred tax difference resulting from foreign exchange gains.

In addition management has considered it more appropriate to include investment losses previously treated as a separate component of shareholders' equity in the year 2000 (other comprehensive loss) in the year 2000 income statement. This correction does not have any effect on the consolidated equity.

The effect of the restatement is summarised in the following tables. Note that totals and sub-totals affected by the restatement are shown in italic.

	As at 31 December 2001		As at 31 December 2000	
Balance sheet	As previously reported	As restated	As previously reported	As restated
Advances to third parties	104	103	60	59
Advances to related parties	69	65	49	46
Taxes and other receivables	48	44	42	39
Prepaid expenses and other current assets	8	4	-	-
Deferred income taxes, short-term	22	23	-	-
Current assets	*728*	*716*	*420*	*413*
Deferred income taxes, long-term	57	64	64	77
Total assets	*946*	*941*	*643*	*649*
Advances received	267	352	163	247
Current liabilities	*637*	*722*	*391*	*475*
Total liabilities	*823*	*908*	*527*	*611*
Shareholder's equity	*119*	*29*	*110*	*32*

	For the year ended 31 December 2001		For the year ended 31 December 2000	
Statement of operations	As previously reported	As restated	As previously reported	As restated
Selling, general and administrative expenses	(10)	(14)	-	-
Operating income	*35*	*31*	-	-
Loss from investments	-	-	(2)	(4)
Foreign exchange gain (loss)	2	(1)	-	-
Income (loss) before income taxes and minority interest	*(3)*	*(10)*	*21*	*19*
Deferred income tax credit (expense)	15	10	(16)	(17)
Total income tax credit (expense)	*10*	*5*	*(22)*	*(23)*
Income (loss) before minority interest	*7*	*(5)*	*(1)*	*(4)*
Net income (loss)	*9*	*(3)*	-	*(3)*

IRKUT

ИРКУТ

OAO Scientific Production Corporation "IRKUT"

Consolidated Financial Statements

December 31, 2002 and 2001

(with Independent Auditors' Report thereon)

KPMG

KPMG Limited

11 Gogolevsky Boulevard
Moscow 119019
Russia

Tel. +7 (095) 937 4477
Fax +7 (095) 937 4400/99
www.kpmg.ru

Independent Auditors' Report

To the Board of Directors of OAO Scientific Production Corporation "IRKUT"

We have audited the accompanying consolidated balance sheet of OAO Scientific Production Corporation "IRKUT" and its subsidiaries ("the Group") as of 31 December 2002 and the related consolidated statements of operations, stockholders equity and cash flows for the year then ended. The consolidated financial statements, as set out on pages 3 to 24, are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. The examination of certain underlying documentation on sales, cost of sales, inventories and fixed assets were performed by another auditor due to the circumstances described in Note 1 (d) to the consolidated financial statements. Our audit opinion, insofar as it relates to the examination of such documentation, is based on the work of this auditor. The consolidated financial statements of the Group as of and for the year ended 31 December 2001 were audited by another auditor whose report dated 26 February 2002 and 3 November 2003 expressed a qualified opinion on those financial statements because this auditor was unable to satisfy themselves regarding inventory quantities as of 31 December 2001 and their related effect on the net income for the year then ended.

Except as described in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not appointed auditors of the Group until after 31 December 2001, we were not able to observe the counting of the physical inventories at that date or satisfy ourselves concerning those inventory quantities by alternative means. The amount of inventories at 1 January 2002 enters into determination of the consolidated financial position, results of operations and cash flows.

In our opinion, based on our audit as described in the first paragraph, and except for the effects on the consolidated financial statements, if any, of the matter referred to in the preceding paragraph, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of OAO Scientific Production Corporation "IRKUT" and its subsidiaries as of 31 December 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Limited

KPMG Limited
November 3, 2003
Moscow, Russian Federation

OAO Scientific Production Corporation "IRKUT"
Consolidated Balance Sheets as of December 31, 2002 and 2001
(Thousands of US dollars)

	Note	December 31, 2002	December 31, 2001
ASSETS			
Current assets			
Cash and cash equivalents	4	22,217	122,413
Short-term investments	5	71,438	58,566
Accounts receivable, net of allowance for doubtful accounts of US$ 925 (December 31, 2001: US$ 1,053)	6	39,806	10,221
Taxes and other receivables	7	95,878	42,883
Inventories	8	206,875	104,294
Prepaid expenses and other current assets		2,188	3,443
Deferred income taxes, short-term	15	2,074	17,959
Total current assets		**440,476**	**359,779**
Property, plant and equipment	9	152,653	132,830
Intangible assets		2,983	543
Long-term investments	10	31,133	28,972
Deferred income taxes, long-term	15	6,873	6,692
Total assets		**634,118**	**528,816**
LIABILITIES, STOCKHOLDERS' EQUITY AND MINORITY INTEREST			
Current liabilities			
Short-term borrowings	12	460,330	246,167
Accounts payable, trade		18,312	80,207
Advances received		851	2,124
Accrued liabilities		8,186	14,754
Income and other taxes payable		8,533	10,678
Other current liabilities, third parties		4,430	4,482
Other current liabilities, related parties		272	1,570
Total current liabilities		**500,914**	**359,982**
Long-term borrowings	12	104,393	136,045
Total liabilities		**605,307**	**496,027**
Minority interest		**890**	**3,826**
Commitments and contingencies	19		
Stockholders' equity	11		
Common stock		84,183	29,004
Treasury stock, at cost		-	(7,015)
(Accumulated losses)/Retained earnings		(56,262)	6,974
Total stockholders' equity		**27,921**	**28,963**
Total liabilities, stockholders' equity and minority interest		**634,118**	**528,816**

The consolidated financial statements as set out on pages 3 to 24, were approved by the Group's management on November 3, 2003.

Senior Vice-President
Tsivilev S.V.

The accompanying notes are an integral part of these consolidated financial statements.

OAO Scientific Production Corporation "IRKUT"
Consolidated Statements of Operations for the years ended December 31, 2002 and 2001
(Thousands of US dollars)

	Note	2002	2001
Sales and other operating revenues	13	528,481	308,146
Cost of products and services	14	(343,903)	(229,872)
Gross profit		**184,578**	**78,274**
Research and development costs		(29,802)	(11,986)
Taxes other than on income		(7,712)	(7,668)
Selling, general and administrative expenses		(46,896)	(14,348)
Social expenditure		(5,755)	(6,927)
Repairs and maintenance		(4,828)	(4,697)
Other operating income and expenses, net		(1,228)	(1,318)
Operating income		**88,357**	**31,330**
Interest expenses, net		(72,588)	(38,375)
Loss from investments		(1,471)	(1,888)
Share in losses of associates		(1,483)	(316)
Foreign exchange loss		(3,539)	(1,577)
Income (loss) before taxes and minority interest		**9,276**	**(10,826)**
Income taxes			
Current tax expense	15	(1,728)	(4,577)
Deferred tax (expense)/credit	15	(15,704)	10,767
Total tax expense/(credit)		**(17,432)**	**6,190**
Loss before minority interest		**(8,156)**	**(4,636)**
Minority interest		348	2,068
Net loss		**(7,808)**	**(2,568)**

The accompanying notes are an integral part of these consolidated financial statements.

OAO Scientific Production Corporation "IRKUT"
Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001
(Thousands of US dollars)

	Note	2002	2001
Net cash used for operating activities	16	**(235,717)**	**(14,580)**
Investing activities			
Capital expenditure		(34,771)	(15,431)
Loans repaid by/(advanced to) third parties		10,297	(982)
Net cash received from disposal/(used for acquisition) of trading equity securities		1,031	(13,859)
Cash used for acquisition of subsidiary and associate		(8,473)	(3,672)
Net cash used for investing activities		**(31,916)**	**(33,944)**
Financing activities			
Loans received, third parties		355,496	399,442
Repayment of loans, third parties		(186,398)	(228,720)
Loans received, related parties		-	2,294
Repayment of loans, related parties		-	(3,295)
Dividends paid		(171)	-
Net cash received from financing activities		**168,927**	**169,721**
Effect of exchange rate changes on cash and cash equivalents		(1,490)	(1,247)
Net change in cash and cash equivalents		**(100,196)**	**119,950**
Cash and cash equivalents at the beginning of the year		**122,413**	**2,463**
Cash and cash equivalents at the end of the year		**22,217**	**122,413**
Supplemental cash flow information			
Interest paid		(75,187)	(36,354)
Income taxes paid		(3,332)	(10,149)

The following non-cash transactions were excluded from investing and financing activities:

	2002	2001
Non-cash investing activities		
Acquisition of securities	(37,172)	(91,673)
Total non-cash investing activities	**(37,172)**	**(91,673)**
Non-cash financing activities		
Issue of promissory notes	37,172	91,673
Total non-cash financing activities	**37,172**	**91,673**

The accompanying notes are an integral part of these consolidated financial statements.

OAO Scientific Production Corporation "IRKUT"

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2002 and 2001

(Thousands of US dollars)

	Capital stock	Treasury stock	Retained earnings/ (accumulated losses)	Total
Balance at January 1, 2001	**29,004**	**(7,015)**	**9,542**	**31,531**
Net loss	-	-	(2,568)	(2,568)
Balance at December 31, 2001	**29,004**	**(7,015)**	**6,974**	**28,963**
Dividends	-	-	(249)	(249)
Increase of par value of shares	55,179	-	(55,179)	-
Disposal of subsidiary (Note 3)	-	7,015	-	7,015
Net loss	-	-	(7,808)	(7,808)
Balance at December 31, 2002	**84,183**	**-**	**(56,262)**	**27,921**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of US dollars, except as indicated)

Note 1. BACKGROUND

(a) Organization and operations

OAO Scientific Production Corporation "IRKUT" ("the Company") was formed as an open joint stock company following the President Decree and State Privatization Programme of 1992. The principal activity of the Company is the construction of military aircraft under contracts with Russian and foreign governments. In accordance with Russian legislation the supply of military equipment to foreign government is the competence of the Russian government and, therefore, all contracts with foreign governments are concluded through the Russian state organization FGUP "Rosoboronexport". The Company's operations are subject to licenses for production and repair of aviation equipment awarded by FGUP "Rosaviacosmos". The current license is valid until April 2007.

The Company and its subsidiaries ("the Group") are also engaged in research and development works for military and civil aircraft. This research and development is carried out for the Group's own purposes. In addition, starting from 1991 the Group commenced development of the Be-200 amphibian aircraft for fire fighting and certification for such use was received in August 2001. Currently the Company is in the process of obtaining full certification for other uses, which is a requirement for serial production. In 2000 the Company concluded a contract for the supply of seven civil aircraft with the Russian Ministry for Emergencies.

In 2000 FGUP "Rosoboronexport", acting as the Company's agent, concluded a general license agreement with a foreign government for the production of military aircraft. This agreement involves the supply of technical documentation and equipment and provision of relevant services to launch the production of military aircraft. With the framework of this agreement, the Company has signed a contract for the supply of technical documentation. Other contracts are under negotiation.

(b) Ownership, subsidiaries and associates

The main stockholders of the Company are state owned enterprise OAO OKB Sukhogo, DCL-KF Corporation, Fenway Services Corporation, StradeBroke Trading Limited, ZAO Company FTK, ZAO Aerocom, ZAO Ornatus and ZAO FTK-Invest.

The entities of the Group, included in these consolidated financial statements are as follows:

Name	Principal activities	Ownership interest	
		31 December 2002	31 December 2001
Subsidiaries			
ZAO Beta-Air	Development of Be-200	66%	71%
ZAO Russian Avionics (in 2002 only)	Research and Development	51%	27%
ZAO Company FTK (in 2001 only)	Finance and Investment	9%	56%
ZAO FTK-Invest (in 2001 only)	Finance and Investment	-	-
Associates			
OAO TANTK Imeni Berieva	Research and development	43%	20%

ZAO FTK-Invest was effectively controlled by the Company through control of ZAO Company FTK and management arrangements, and was therefore consolidated in the financial statements in 2001.

(Thousands of US dollars, except as indicated)

(c) Russian business environment

The Russian Federation has been experiencing political and economic change, which has affected and may continue to affect the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks, which do not typically exist in other markets.

The accompanying financial statements reflect management's assessment of the impact of the business environment in the countries in which the Group operates on the financial position of the Group. The impact on the Group of the current and future business environments may differ from management's assessment and such differences may be significant.

(d) State Secrets

The operations of the Group related to the construction and sale of military aircraft are subject to the Law of the Russian Federation on State Secrets signed by the President of the Russian Federation on July 21, 1993. This Law provides that the information on the foreign economic activities of the Russian Federation, disclosure of which can cause damage to the security of the country, is considered a state secret. Access to information classified as a state secret can be granted by the appropriate authorities only to organizations and individuals holding security licenses with the appropriate form of clearance. In addition, part of the property, plant and equipment of the Company makes up the mobilization capacity of the state and is also subject to the Law on State Secrets. The law also limits the authority of the Company to dispose of those assets.

(e) Basis of preparation

The Group maintains its accounting records in accordance with the legislative requirements of the Russian Federation. The consolidated financial statements have been prepared from those accounting records and adjusted as necessary to comply, in all material respects, with the requirements of accounting principles generally accepted in the United States of America ("US GAAP").

(f) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment. The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

The Group's current liabilities exceeded current assets by US$ 60,438 at December 31, 2002. The Group had a net loss of US$ 7,808 in 2002. The ultimate realization of the Group's assets and its long-term liquidity will be impacted by its operating success. To the extent cash flow from operations is insufficient to fund future capital expenditures, additional sources of equity or debt financing may be necessary or the Group may need to curtail its operations. Subsequent to December 31, 2002 the Company received a loan from Sberbank for US$ 193,000 maturing in 2005, as described in Note 20, which, with its other capital resources, was sufficient to meet the current portion of its December 31, 2002 obligations as they became due in 2003.

(g) Risks and Concentrations

Certain aircraft components and development services necessary for the Group's operations are available from a limited number of suppliers. The Group's activity is dependant upon the ability of such suppliers to continue as a going concern. At December 31, 2002 management does not foresee any counterparts failing to meet their obligations to supply goods and services to the Group.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions which affect reported amounts of assets, liabilities, revenues and expenses. Eventual actual amounts could differ from such estimates.

Principles of consolidation

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All significant intercompany transactions have been eliminated in consolidation.

Minority interest at the balance sheet date represents the minority stockholders' portion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the consolidation. Minority interest is presented separately from liabilities and stockholders' equity.

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20% and 50% of the voting rights, or otherwise the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Foreign currency and translation methodology

Because the economy of the Russian Federation is considered to be hyperinflationary, the US dollar is the functional currency of the Group in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "*Foreign Currency Translation*". For the purposes of presenting financial statements prepared in conformity with US GAAP, the US dollar is also the reporting currency of the Group.

Monetary assets and liabilities have been translated into US dollars at the rate prevailing at each balance sheet date. Non-monetary assets and liabilities have been translated into US dollars at historical rates. Revenues, expenses and cash flows have been translated into US dollars at rates, which approximate actual rates at the date of the transaction. Translation differences resulting from the use of these rates are included in the consolidated statements of operations.

Foreign currency transaction gains and losses are included in the consolidated statement of operations.

As of December 31, 2002 and 2001, exchange rates of 31.78 and 30.14 Russian rubles, respectively to the US dollar have been used for translation purposes.

The Russian ruble is not freely convertible outside of the Russian Federation. Accordingly, the translation of amounts recorded in rubles into US dollars should not be construed as a representation that such currency amounts have been, could be or will in the future be converted into US dollars at the exchange rate shown or at any other exchange rate.

Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary in accordance with the provisions of SFAS No. 52. As a result, the Group has assessed its functional currency for its operations in the Russian Federation and determined that the US dollar should continue to be considered the functional currency for financial reporting beginning January 1, 2003. This is primarily due to the market in which the Group operates, the significance of operations and transactions conducted in US dollars, and the fact that management's measurement and decision making of the Group are based on US dollars. The US dollar will continue to be the reporting currency for the Group under US GAAP.

Classification of assets and liabilities

The operating cycle for aircraft construction contracts exceeds one year. Assets, which are reasonably expected to realize in cash or sold or consumed during the operating cycle of the business are shown under current assets. Liabilities whose liquidation is reasonably expected within the operating cycle of the business are also shown under current liabilities.

Revenue recognition and costs

The operations of the Group principally consist of building aircraft under fixed-price contracts. Revenues under such contracts are recognized on a percentage of completion basis, measured by the ratio of total direct materials and design and development costs incurred to date relative to the total estimated respective costs on the contract. This method is used because management considers this to be the best available measure of progress on the contracts.

Costs incurred in relation to the general license agreement concluded with foreign government are treated as work in process and are taken to cost of sales when the relevant milestones are achieved, at which time the related revenue is also recognized.

Contract costs are charged to cost of sales as incurred and include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, tools, repairs, and depreciation of property, plant and equipment. Selling, general, administrative costs are charged to expense as incurred. Marketing costs that are incurred for a specific contract may be included in contract costs, but only if the costs can be directly associated with a specific contract and if their recoverability from that contract is probable.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, if any, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Warranties

An accrual for warranty costs is recognized based on the Group's historical experience on previous deliveries of aircrafts. The accrual is recognized when the underlying products or services are sold. Estimates are adjusted as necessary based on subsequent experience.

Accounts receivable

Accounts receivable are stated at cost less allowance for doubtful accounts.

Cash and cash equivalents

The Group considers only those short-term, highly liquid investments with original maturity of 90 days or less to be cash equivalents, net of any restricted cash amounts.

Inventories

Inventories are carried at the lower of cost or market value. Inventories include amounts relating to programs and contracts with long production cycles, a portion of which is not expected to be realized within one year. The cost of aircraft components and general inventory materials are stated at average cost.

Construction work in progress is stated at cost plus earnings recognized to date, less an allowance for foreseeable losses and progress billings. Other work in progress comprises costs incurred on the license agreement (see Note 1 (a)) and work on sundry orders for aircraft components and spare parts.

Inventories are presented in the balance sheet net of advance payments received.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is recorded principally on the straight-line method at rates based on the estimated useful lives of the assets, which are as follows:

Buildings	40 – 50 years
Machinery and equipment	5 – 20 years

Profits or losses from the sale of assets are included in operating income.

Research and development costs

Research and development costs include design, construction and materials used in testing of pre-production prototypes and models. Such costs are expensed as incurred. Test planes, which have an alternative use are capitalized as fixed assets and depreciated over ten years, which is management's estimate of their useful life.

Long-lived assets

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by that group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by writing down the carrying amount to the estimated fair value of the asset group, generally determined as discounted future net cash flows.

Financial instruments

The fair value of financial instruments (cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and loans) is determined with reference to various market information and other valuation methods as considered appropriate. At December 31, 2002 and December 31, 2001 the fair values of financial instruments held by the Group did not materially differ from their recorded book values.

Investments

Investments include investments in debt and equity securities and investments in associated companies accounted for under the equity method. Investments in securities are classified into the three categories: held to maturity, available-for-sale and trading.

Trading securities are bought and held principally for the purpose of selling in the near term. Held-to-maturity securities are those securities in which a Group company has the ability and intent to hold until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in the consolidated statement of operations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as a separate component of comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Dividends and interest income are recognized in the consolidated statement of operations when earned.

A permanent decline in the market value of any available-for-sale or held-to-maturity security below cost is accounted for as a reduction in the carrying amount to fair value. The impairment is charged to the consolidated statement of operations and a new cost base for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method and such amortization and accretion is recorded in the consolidated statement of operations.

(Thousands of US dollars, except as indicated)

Employee benefits

The Group, in the normal course of business, makes payments to the pension fund, medical insurance, employment fund and social insurance fund of the Russian Federation. These payments are expensed when incurred and included within personnel costs.

Income Taxes

Deferred income tax assets and liabilities are recognized in respect of future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities for the purposes of the consolidated financial statements and their respective tax bases and in respect of operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse and the assets be recovered and liabilities settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the reporting period which includes the enactment date.

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income in the reporting periods in which the originating expenditure becomes deductible. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that the deferred income tax assets will be realized. In making this assessment, management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies.

Presentation of comparative information

Prior year amounts have been reclassified, where applicable, to conform with presentation for the current year.

Recently issued accounting standards

In July 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"*. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group does not expect any material impact of adopting SFAS No. 146.

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensations – Transition and Disclosure"*. which amends SFAS No. 123, *"Accounting for Stock-Based Compensation"*. The standard permits two additional transition methods for entities that adopt the fair-value-based method of accounting for stock-based employee compensation and amends the disclosure requirements in both annual and interim financial statements. The Group is required to adopt SFAS No. 148 effective January 1, 2003. The Group does not expect any material impact of adopting SFAS No. 148.

(Thousands of US dollars, except as indicated)

In November 2002, the FASB issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* ("Interpretation No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires recognition of a liability by a guarantor at the inception of certain guarantees.

Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as a part of a transaction with multiple elements.

The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002 and are not expected to have a material effect on the Group's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *"Consolidation of Variable Interest Entities"* ("Interpretation No. 46"), which addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. The Group does not expect any significant impact on the Group's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 *"Accounting for Derivative Instruments and Hedging Activities"*. The Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions that relate to previously effective SFAS No. 133 Implementation issues, and for hedging relationships designated after June 30, 2003. The Group does not expect any material impact of adopting SFAS No. 149.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group does not expect any material impact of adopting SFAS No. 150.

Note 3. BUSINESS COMBINATIONS

In December 2001, ZAO Russian Avionics, the company which performs development of electronic navigation equipment for military aircraft, issued 15 ordinary shares all of which were purchased by the Company. As a result, the effective shareholding of the Group in ZAO Russian Avionics increased from 27% to 51%. The acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values. The fair values did not materially differ from book values.

(Thousands of US dollars, except as indicated)

In January 2002, ZAO Company FTK, a former subsidiary of the Group, issued 155,532,143 ordinary shares all of which were purchased by third parties. As a result, the effective shareholding of the Group in ZAO Company FTK decreased from 56% to 9%. The Company's investment in ZAO Company FTK is recorded at cost and is included in "Long-term investments".

Note 4. CASH AND CASH EQUIVALENTS

	December 31, 2002	December 31, 2001
Cash at bank, US$ accounts	14,986	5,078
Cash at bank, Russian ruble accounts	7,231	117,335
Total cash and cash equivalents	**22,217**	**122,413**

As of December 31, 2002 the Group had cash and cash equivalents of US$ 5,042 on deposit with related party bank.

Note 5. SHORT-TERM INVESTMENTS

	December 31, 2002	December 31, 2001
Debt securities, available-for-sale	64,193	45,887
Loans to related parties	4,563	3,822
Loans to third companies	1,817	6,961
Trading equity securities	865	1,896
Total short-term investments	**71,438**	**58,566**

As of December 31, 2002 promissory notes with a carrying value of US$ 42,796, included under debt securities, available-for-sale above, were pledged as collateral for the Group's liabilities.

In addition, the Group pledged promissory notes with a carrying value of US$ 8,358, included under debt securities, available-for-sale above, as collateral for the debt of OAO Ramenskoe Priborostroitelnoe KB, a third party.

(Thousands of US dollars, except as indicated)

Note 6. ACCOUNTS RECEIVABLE, NET

	December 31, 2002	December 31, 2001
Contracts in progress	33,953	-
Completed contracts	401	826
Other trade accounts receivable, third parties	6,377	9,434
Other trade accounts receivable, related parties	-	1,014
	40,731	11,274
Less: allowance for doubtful accounts	(925)	(1,053)
Total accounts receivable, net	**39,806**	**10,221**

Note 7. TAXES AND OTHER RECEIVABLES

	December 31, 2002	December 31, 2001
VAT recoverable	93,675	32,242
Prepaid taxes	37	5,827
Other receivables	2,166	4,814
Total taxes and other receivables	**95,878**	**42,883**

Note 8. INVENTORIES

	December 31, 2002	December 31, 2001
Advances to third parties	69,461	103,644
Advances to related parties	64,032	65,149
Aircraft components	39,268	37,461
Work in progress	10,351	11,416
General stock materials and other	31,201	26,883
Costs and earnings recognized on contracts in excess of billings	198,940	209,930
	413,253	454,483
Advance payments received	(206,378)	(350,189)
Total inventories	**206,875**	**104,294**

Inventories with a carrying value of US$ 90,155 are pledged as collateral for loans at December 31, 2002 (at December 31, 2001: US$ 38,454).

(Thousands of US dollars, except as indicated)

Note 9. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2002	December 31, 2001
Buildings, cost	142,650	145,798
Machinery and equipment, cost	206,514	204,924
Accumulated depreciation	(238,260)	(234,909)
	110,904	115,813
Construction in progress	23,652	10,089
Advances given for capital investments	18,097	6,928
Total property, plant and equipment	**152,653**	**132,830**

Depreciation expense related to property, plant and equipment in amount of US$ 14,399 for the year ended December 31, 2002 (2001: US$ 14,290) was included in "Cost of products and services" (refer Note 14).

The net book value of property, plant and equipment restricted for sale by the Russian government in accordance with the state military programme amounted to US$ 41,178 at December 31, 2002 (at December 31,2001: US$ 44,450).

Property, plant and equipment with a carrying amount of US$ 12,466 are pledged as collateral for secured loans at December 31, 2002 (at December 31,2001: US$ 7,545).

Note 10. LONG-TERM INVESTMENTS

	December 31, 2002	December 31, 2001
Investments in "equity method" affiliate	8,840	4,610
Loans to related parties	1,169	1,182
Loans to third parties	371	6,252
Equity securities, available-for-sale	20,753	16,928
Total long-term investments	**31,133**	**28,972**

Note 11. STOCKHOLDERS' EQUITY

Common stock

At the Company's annual stockholders meeting on June 19, 2002, stockholders approved a measure to increase the par value of authorized ordinary shares in aggregate from Russian rubles 0.8 to 3. At December 31, 2002 authorized, issued and fully paid capital stock consisted of 791,051,875 ordinary shares with a nominal value of Russian rubles 3 each.

(Thousands of US dollars, except as indicated)

Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian rubles. At December 31, 2002 amounts available for distribution amounted to US$ 12,387 (December 31, 2001: US$ 2,122).

At the annual stockholders' meeting on May 30, 2003, dividends were declared for 2002 in the amount of Russian rubles 0.09 per common share, which at the date of the decision was equivalent to US$ 0.003.

Note 12. BORROWINGS

		December 31, 2002	December 31, 2001
Short-term borrowings			
Secured bank loans:	– US$, fixed at 8-13%	20,105	109,294
	– US$, variable at 8%	15,261	-
	– Russian rubles, fixed at 17%	4,090	67,420
Unsecured bank loans:	– US$, fixed at 10-14%	66,274	6,826
	– US$, variable at 14-15%	-	35,539
	– Russian rubles, fixed at 24-25%	-	3,196
Current portion of long-term secured bank loans:			
	– Russian rubles, fixed at 10-26%	222,876	-
	– US$, fixed at 12-13%	35,104	-
Current portion of long-term unsecured bank loans:			
	– US$, fixed at 19%	1,406	-
Unsecured bond issues:	– Russian rubles, fixed at 19%	68,168	-
Promissory notes:	– Russian rubles, fixed at 20%-25%	26,383	18,131
Other loans from third parties		663	5,761
Total short-term borrowings		**460,330**	**246,167**
Long-term borrowings			
Secured bank loans:	– US$, fixed at 10%	60,141	15,327
	– Russian rubles, fixed at 19%	44,252	116,725
Unsecured bank loans:	– Russian rubles, fixed at 19%	-	2,213
	– US$, fixed at 11%	-	1,780
Total long-term borrowings		**104,393**	**136,045**
Total borrowings		**564,723**	**382,212**

(Thousands of US dollars, except as indicated)

Details of significant loan balances are summarized below:

(a) Sberbank credit lines and other loans

The Group has non-revolving ruble denominated credit line agreements and other loan agreements with Sberbank. At December 31, 2002 the amount outstanding under these agreements was US$ 251,418, inclusive of interest. Borrowings under these agreements bear interest at fixed rates from 16% to 20%. Property, plant and equipment, aircraft components and accessories and other materials have been pledged as collateral against these credit lines and loans. The Group is obliged to insure all property, plant and equipment pledged under these agreements.

(b) Vneshtorgbank

The Group has a US$ denominated loan agreement with Vneshtorgbank for the amount of US$ 60,000. Borrowings under this loan bear fixed interest of 10%. At December 31, 2002 the amount outstanding under the loan agreement was US$ 60,141, inclusive of interest. The Group pledged the right to receive future revenues under the general license agreement with a foreign government.

(c) Rosbank

The Group has a US$ denominated loan agreement with Rosbank for the amount of US$ 56,000, which is unsecured and bears fixed interest of 10%. At December 31, 2002 the amount outstanding under the loan agreement was US$ 56,253, inclusive of interest.

(d) Alfa-Bank

The Group has three US$ denominated loan agreements with Alfa-Bank. At December 31, 2002 the amount outstanding under these agreements was US$ 40,092, inclusive of interest. Borrowings under these loans bear fixed interest of 13%. Inventory of non-ferrous metals and work in progress with a carrying value of US$ 28,962 has been pledged as collateral against these loans.

(e) Russian ruble bonds

During 2002, the Group issued 2,100,000 Russian ruble bonds with a face value of 1,000 Russian rubles each, maturing in 2005. The Group makes semi-annual interest coupon payments. Annual interest rate for the first coupon was 20.4%, for the second – 18.5%. Every time the Group changes the coupon interest, the offer is made to redeem outstanding bonds from the market. At December 31, 2002 the amount of outstanding bonds was US$ 68,168.

(f) Promissory notes

Starting in 2001, from time to time the Company issues promissory notes, which are traded in the local securities market, as means of financing its business.

Maturities of long-term debt

Annual maturities of total long-term debt, including the portion classified as current, are US$ 259,386 in 2003, US$ 21,014 in 2004, US$ 23,238 in 2005 and US$ 60,141 in 2006.

(Thousands of US dollars, except as indicated)

Note 13. SALES AND OTHER OPERATING REVENUES

	2002	2001
Revenue earned on military aircraft construction contracts	444,327	285,663
Revenue earned on civil aircraft construction contracts	8,790	7,189
Revenue on sales of aircraft components and related products	48,991	4,871
Other operating revenues	26,373	10,423
Total sales and other revenues	**528,481**	**308,146**

Note 14. COST OF PRODUCTS AND SERVICES

	2002	2001
Cost of aircraft components and other materials	238,052	152,497
Personnel costs	26,240	27,854
Depreciation	14,399	14,290
Design and development, third party	4,238	9,757
Design and development, related party	36,573	5,145
Energy and utilities	7,202	4,359
Insurance	3,325	1,681
Warranty repairs	631	4,436
Cost of other goods and services	13,243	9,853
Total cost of products and services	**343,903**	**229,872**

In 1997 the Group contracted OAO OKB Sukhogo, a principle stockholder of the Company, to develop the design of the SU-30 MKI aircraft for supply under the contract with a foreign government. Expenses incurred by the Group on this contract in 2002 and 2001 are disclosed in the line "Design and development, related party". The balances of prepayments made by the Group to OAO OKB Sukhogo for work to be performed in future periods were US$ 46,849 as of December 31, 2002 and US$ 62,611 as of December 31, 2001.

Note 15. INCOME TAXES

The Group calculated deferred income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*, applying the specific provisions for foreign companies using the US$ as the reporting currency. In accordance with SFAS No. 52 and SFAS No. 109 deferred tax assets and liabilities are not recognized for exchange rate effects resulting from the translation of transactions and balances from the Russian ruble to the US dollar using historical exchange rates. Also, in accordance with SFAS No. 109, no deferred tax assets or liabilities are recognized for the effects of the related statutory indexation of property, plant and equipment.

(Thousands of US dollars, except as indicated)

The following table sets out the tax effects of major types of temporary differences which give rise to deferred income tax assets and liabilities:

	December 31, 2002	December 31, 2001
Inventory and cost of sales	10,297	25,965
Unrealized foreign exchange losses	31,068	32,272
Prepaid expenses	16,179	25,741
Other differences	1,774	1,180
Deferred income tax assets	**59,318**	**85,158**
Contract revenue recognized in excess of billings	(47,746)	(50,383)
Accruals	(77)	(8,604)
Allowance for doubtful collections	(1,499)	-
Other differences	(1,049)	(1,520)
Deferred income tax liabilities	**(50,371)**	**(60,507)**
Net deferred income tax assets	**8,947**	**24,651**

The reconciliation between the income tax expense and taxes determined by applying the statutory tax rate to income before income taxes and minority interest is presented below:

	2002	2001
Income/(loss) before income taxes, and minority interest	9,276	(10,826)
Statutory income tax rate	24%	35%
Theoretical income tax (expense)/credit at statutory rate	(2,226)	3,789
Decrease/(increase) due to:		
Non-taxable income /Non-deductible expenses, net	(15,206)	(9,640)
Change in treatment of unrealized foreign exchange losses for tax purposes (refer below)	-	20,256
Capital allowance	-	2,898
Effect of change in the tax rate	-	(11,113)
Income tax expense	**(17,432)**	**6,190**

In 2001 the Company revised its treatment, for tax purposes, of ruble unrealized foreign exchange losses on US$ advances received from customers from 1998 to 2001. As a result of this, a deferred tax asset in relation to unrealized losses available for offset against future taxable profits was recognized at December 31, 2001 of US$ 32,272. Prior to this, only exchange losses, which accrued in the period between August 1, 1998 and December 31, 1998 could be carried forward for tax purposes.

(Thousands of US dollars, except as indicated)

Note 16. CASH USED FOR OPERATING ACTIVITIES

Reconciliation of net loss to cash used for operating activities:

	2002	2001
Net loss	(7,808)	(2,568)
Adjustments to reconcile net loss to cash used for operating activities:		
Depreciation	14,399	14,290
Change in deferred income taxes	15,704	(10,928)
Change in provision for warranty repairs	(6,568)	2,432
Change in provision for taxes	(2,145)	(8,945)
Minority interest	(348)	(2,068)
Loss from investments	1,471	1,888
Share in losses of associates	1,483	316
Foreign exchange differences	(3,403)	(2,967)
Changes in operating working capital:		
(Increase)/decrease in receivables	(82,580)	15,398
Increase in inventories	(102,581)	(13,797)
Decrease/(increase) in prepaid expenses and other current assets	1,255	(10,429)
Decrease in accounts payable, trade	(61,895)	(5,983)
(Decrease)/increase in advances received	(1,273)	1,129
(Decrease)/increase in other current liabilities	(1,428)	7,652
Cash used for operating activities	**(235,717)**	**(14,580)**

Note 17. BACKLOG ON CONSTRUCTION CONTRACTS

	December 31, 2002	December 31, 2001
Balance at the beginning of the year	1,067,873	1,360,725
Foreign currency adjustment	(6,702)	-
Contract revenue recognized	(453,117)	(292,852)
Balance at the end of the year	**608,054**	**1,067,873**

(Thousands of US dollars, except as indicated)

Note 18. RELATED PARTY TRANSACTIONS

Related party transactions are disclosed on the face of each primary consolidated financial statement and in the corresponding notes to the financial statements.

In addition, the Group contracted OAO TANTK Imeni Berieva to perform research and development works related to Be-200 amphibian aircraft. In the year ended December 31, 2002 the expenses incurred in relation to this project, included in the line "Research and development costs" of the Consolidated Statement of Operations, were US$ 5,708 (US$ 1,496 in the year ended December 31, 2001). As at December 31, 2002 the Group held 43% of the shares of OAO TANTK Imeni Berieva (as at December 31, 2001: 20%).

Note 19. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of December 31, 2002 the Group is committed to capital expenditure of approximately US$ 3,052 (as of December 31, 2001: US$ 15,395).

Purchase commitments

Commitments with third parties for the supply of aircraft components and services in 2003 under long-term supply agreements are estimated at US$ 180,529 at current market prices (as of December 31, 2001: US$ 195,273).

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations and changes, occurring frequently. Furthermore, the interpretation of such legislation by the authorities as applied to the transactions and activity of the Group may not coincide with that of management. As a result, such authorities may challenge certain transactions.

The Group is involved in a number of disputes with tax authorities. Based on results of the recent tax audits tax authorities claim US$ 23,750 of additional tax payments. Management believes that these disputes will be resolved without significant loss to the Group and, accordingly, no provision has been made for these liabilities.

Environmental contingencies

Governmental authorities are continually considering environmental regulations and their enforcement and the Group periodically evaluates its obligations related thereto. As obligations are determined, they are recognized immediately. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under current levels of enforcement of existing legislation, management believes there are no liabilities, which will have a materially adverse effect on the financial position or the operating results of the Group.

(Thousands of US dollars, except as indicated)

Note 20. SUBSEQUENT EVENTS

On June 6, 2003 the Group signed a US$ 193,000 non-revolving credit line agreement with Sberbank maturing in 2005. Borrowings under this agreement are made in Russian rubles and bear a fixed interest rate of 10%. The loan was used by the Group to refinance its current obligations.

On August 5, 2003 an agreement was signed to sell Su-30MKM aircrafts to the Malaysian air force. The contract provides that aircrafts are to be constructed by the Group. The contract also contains conditions to provide after-sale service, aircraft modernization and pilot training.

On August 20, 2003 the Group announced the plan to create a joint venture with EADS. The main purpose of the joint venture will be market research and promotion of Be-200 amphibian aircraft on the European market.

On August 20, 2003 the Group and OAO OKB Imeni Yakovleva announced a merger. The merged company will promote the Yak-130, an aircraft which won the tender to be the combat-training aircraft for the Russian air force.

RECEIVED
2004 OCT -4 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BINDER III

DOCUMENT

1. Company Scientific-Production Corporation "IRKUT"
   Consolidated Financial Statements December 31, 2003.

2. Accounting Balance Sheet as of June 30, 2004 for JSC Research-and-production corporation "IRKUT."

3. Report on Determination of the Market Value of one Share of the IRKUT corporation.
   Valuation Date: May 22, 2003

4. Report on Determination of the Market Value of one Share of the IRKUT corporation.
   Valuation Date: April 27, 2004

IRKUT
ИРКУТ

OAO Scientific Production Corporation "Irkut"

Consolidated Financial Statements
for the year ended 31 December 2003

Contents

KPMG

KPMG Limited

11 Gogolevsky Boulevard
Moscow 119019
Russia

Tel. +7 (095) 937 4477
Fax +7 (095) 937 4400/99
www.kpmg.ru

Independent Auditors' Report

To the Board of Directors of OAO Scientific Production Corporation "Irkut"

We have audited the accompanying preliminary consolidated balance sheet of OAO Scientific Production Corporation "Irkut" and its subsidiaries (the "Group") as of 31 December 2003 and the related preliminary consolidated statements of income, changes in equity and cash flows for the year then ended. These preliminary consolidated financial statements, as set out on pages 4 to 29, are the responsibility of the Group's management. They have been prepared as part of the Group's conversion to International Financial Reporting Standards (IFRSs). Our responsibility is to express an opinion on these financial statements based on our audit. The examination of certain underlying documentation on sales, cost of sales, inventories and fixed assets were performed by another auditor due to the circumstances described in 1 (b) to the consolidated financial statements. Our audit opinion, insofar as it relates to the examination of such documentation, is based on the work of this auditor.

We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying preliminary consolidated financial statements of the Group as of and for the year ended 31 December 2003 have been prepared, in all material respects, in accordance with the basis set out in note 2 (a), which describes how IFRSs have been applied under IFRS 1 *First-time Adoption of IFRSs*, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as of and for the year ended 31 December 2004.

Without qualifying our opinion, we draw attention to the fact that note 2 (a) explains why there is a possibility that the accompanying preliminary consolidated financial statements may require adjustment before constituting the comparative information in the Group's first IFRS consolidated financial statements. Moreover, we draw attention to the fact that, under IFRSs, only a complete set of consolidated financial statements comprising a balance sheet, income statement, statement of changes in equity and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRSs.

KPMG Limited

KPMG Limited
Moscow, Russian Federation
8 September 2004

	Note	2003 '000 USD
Revenues	5	522,025
Cost of sales		(315,093)
Gross profit		**206,932**
Research and development costs		(10,923)
Distribution expenses		(58,420)
Administrative expenses		(35,494)
Taxes, other than on profit		(9,117)
Other operating expenses	7	(17,719)
Profit from operations		**75,259**
Net financing costs	8	(74,141)
Loss from associates		(733)
Profit before tax		**385**
Income tax benefit	9	565
Profit for the year		**950**
Minority interest		865
Net profit for the year		**1,815**
Basic and diluted earnings per share (USD)		0.002

The consolidated financial statements were approved on 8 September 2004:

Senior Vice-President
Tsivilev S.V.

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 8 to 29.

	Note	2003 '000 USD	2002 '000 USD
ASSETS			
Non-current assets			
Property, plant and equipment	10	169,188	152,653
Intangible assets	11	38,304	22,363
Investments in associates		7,914	7,669
Other investments and non-current financial assets	12	19,579	22,293
		234,985	**204,978**
Current assets			
Investments	12	36,438	65,058
Inventories	13	200,210	206,875
Trade and other receivables	14	264,421	144,252
Cash and cash equivalents	15	13,146	22,217
		514,215	**438,402**
Total assets		**749,200**	**643,380**
EQUITY AND LIABILITIES			
Equity	16		
Share capital		84,183	84,183
Foreign currency translation reserve		574	-
Accumulated losses		(51,117)	(50,606)
		33,640	**33,577**
Minority interest		**25**	**890**
Non-current liabilities			
Loans and borrowings	17	245,447	104,393
Deferred tax liabilities	18	2,996	3,606
		248,443	**107,999**
Current liabilities			
Loans and borrowings	17	337,870	460,330
Trade and other payables	19	122,289	33,898
Provisions	20	6,933	6,686
		467,092	**500,914**
Total equity and liabilities		**749,200**	**643,380**

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 8 to 29.

	2003 '000 USD
OPERATING ACTIVITIES	
Profit before tax	385
Adjustments for:	
Depreciation and amortisation	16,378
Unrealised foreign exchange differences	18,491
Impairment of loans and bad debts	2,305
Loss on disposal of property, plant and equipment	2,019
Loss from associates	733
Loss from investments	2,519
Interest expense	70,239
Interest income	(5,130)
Operating profit before changes in working capital and provisions	**107,939**
Decrease in inventories	6,665
Increase in trade and other receivables	(105,999)
Increase in trade and other payables	88,352
Increase in provisions	247
Cash flows from operations before income taxes and interest paid	**96,957**
Income taxes paid	(998)
Interest paid	(70,368)
Cash flows from operating activities	**25,838**
INVESTING ACTIVITIES	
Proceeds from disposal of property, plant and equipment	114
Acquisition of property, plant and equipment	(28,981)
Acquisition of intangible assets	(16,606)
Loans advanced to related parties	(14,167)
Acquisition of subsidiaries and associates	(5,804)
Net cash received from disposal of investments	17,660
Interest received	5,130
Cash flows from investing activities	**(42,654)**
FINANCING ACTIVITIES	
Proceeds from borrowings	367,946
Repayment of borrowings	(358,520)
Dividends paid	(2,287)
Cash flows from financing activities	**7,139**
Net decrease in cash and cash equivalents	**(9,677)**
Cash and cash equivalents at beginning of year	22,217
Effect of exchange rates fluctuations on cash and cash equivalents	606
Cash and cash equivalents at end of year (note 15)	**13,146**

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 8 to 29.

'000 USD	Share capital	Foreign currency translation reserve	Accumulated losses	Total
Balance at 1 January 2003	84,183	-	(50,606)	33,577
Net profit for the period	-	-	1,815	1,815
Foreign exchange differences	-	574	-	574
Total recognised gains and losses				2,389
Dividends to shareholders	-	-	(2,326)	(2,326)
Balance at 31 December 2003	**84,183**	**574**	**(51,117)**	**33,640**

The consolidated statement of changes in equity is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 8 to 29.

1 Background

(a) Organisation and operations

OAO Scientific Production Corporation "Irkut" ("the Company") was formed as an open joint stock company following the President Decree and State Privatization Programme of 1992. The principal activity of the Company is the construction of military and civil aircraft under contracts with Russian and foreign governments. The Company and its subsidiaries ("the Group") are also engaged in research and development works for military and civil aircraft. This research and development is carried out for the Group's own purposes.

In accordance with Russian legislation the supply of military equipment to foreign governments is the competence of the Russian government and, therefore, all contracts with foreign governments are concluded through the Russian state organization FGUP "Rosoboronexport" ("Rosoboronexport").

The Company's operations are subject to license for production and repair of aviation equipment awarded by FGUP "Rosaviacosmos". The current license is valid until April 2007.

The Parent Company's registered office is at 13 Novoalexeevskaya st., Moscow, 129626, Russia.

(b) State Secrets

The operations of the Group related to the construction and sale of military aircraft are subject to the Law of the Russian Federation on State Secrets signed by the President of the Russian Federation on July 21, 1993. This Law provides that the information on the foreign economic activities of the Russian Federation, disclosure of which can cause damage to the security of the country, is considered a state secret. Access to information classified as a state secret can be granted by the appropriate authorities only to organizations and individuals holding security licenses with the appropriate form of clearance. In addition, part of the property, plant and equipment of the Company makes up the mobilization capacity of the state and is also subject to the Law on State Secrets. The law also limits the authority of the Company to dispose of these assets.

(c) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

2 Basis of preparation

(a) Statement of compliance

These preliminary consolidated financial statements have been prepared as part of the Group's preparation for the future adoption of International Financial Reporting Standards ("IFRS"), as promulgated by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. When the Group prepares its first complete set of financial statements in accordance with IFRS as of and for the year ending 31 December 2004 they will be prepared in accordance with the Standards and Interpretations in effect as of that date and will include full comparative information. These preliminary consolidated financial statements have been prepared by management using its best knowledge of the expected Standards and Interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first complete set of IFRS financial statements. Accordingly, there is a possibility that these preliminary consolidated financial statements may require adjustment before constituting the comparative information in the Group's first complete set of IFRS financial statements.

The Group previously prepared consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") (refer note 26).

(b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that instruments held for trading and available-for-sale are stated at fair value.

(c) Measurement and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RUR"). The Parent Company's measurement currency is the United States Dollar ("USD") because it reflects the economic substance of the underlying events and circumstances of the company.

USD is also the currency in which the consolidated financial statements are presented. All financial information presented in USD has been rounded to the nearest thousand.

The RUR is not a readily convertible currency outside the Russian Federation and, accordingly, any conversion of RUR to USD should not be construed as a representation that the RUR amounts have been, could be, or will be in the future, convertible into USD at the exchange rate disclosed, or at any other exchange rate.

(d) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment (see note 1 (c)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

The ultimate realisation of the Group's assets and its long-term liquidity will be impacted by its operating success. Management plans to obtain the economic benefits from the investments in the research and development of military and civil aircraft and expects a corresponding improvement of the Group's operating results. Management believes that the current order book calculated on the basis of existing contracts and framework agreements is sufficient to fund future operating and capital expenditures for a reasonable period of time.

(e) Use of estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

3 Significant accounting policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

(ii) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence effectively commences until the date that significant influence effectively ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

(iii) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled enterprises are eliminated to the extent of the Group's interest in the enterprise. Unrealised gains resulting from transactions with associates are eliminated against the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

The estimated useful lives are as follows:

- Buildings 40-50 years
- Plant and equipment 5-20 years

(e) Intangible Assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, other than development carried out as part of construction contracts (refer accounting policy (q)), is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement over the estimated units to be produced. The carrying amount is reviewed for impairment annually when the asset is not yet in use and thereafter whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(ii) Goodwill, other intangible assets

Intangible assets are recorded at cost less accumulated amortisation and/or impairment losses. Intangible assets that have limited useful lives are amortised on a straight-line basis over the estimated useful lives of the individual assets, which are in the range of 3-5 years.

Goodwill and intangible assets with indefinite useful lives are not amortised but are instead tested for impairment at least annually.

(f) Investments

Investments are recognised (derecognised) when the Group obtains (loses) control over the contractual rights inherent in that asset.

Except as outlined below, investments are accounted for as follows:

- Investments held for trading are stated at fair value, with any resultant gain or loss recognised in the income statement.
- Investments held-to-maturity are stated initially at cost. Subsequent to initial recognition they are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period to maturity on an effective interest basis.
- Other investments are classified as available-for-sale and are stated at fair value, with any resultant gain or loss being recognised in the income statement.

The fair value of investments held for trading and available-for-sale is their quoted bid price at the balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

(g) Inventories

Construction work in progress is stated at cost plus profit recognised to date less a provision for foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group's contract activities based on normal operating capacity.

Other inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the average cost principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

Inventories are presented in the balance sheet net of advance payments received.

(h) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(j) Impairment

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of the Group's held-to-maturity investments and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(ii) Reversals of impairment

An impairment loss in respect of a held-to-maturity investment or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(k) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(l) Loans and borrowings

Loans and borrowings are recognised initially at cost. Subsequent to initial recognition, loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(m) Employee benefits

Employees receive pension benefits from the government of the Russian Federation and the Group makes contributions on their behalf in accordance with the appropriate laws and regulations which are expensed as incurred.

(n) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Warranties

A provision for estimated standard warranty costs is recognised in the period in which the related product sales occur. An accrual for warranty costs is recognised based on the Group's historical experience on previous deliveries of aircrafts. Estimates are adjusted as necessary based on subsequent experience.

(o) Trade and other payables

Trade and other payables are stated at cost.

(p) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and investments in subsidiaries where the Parent Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q) Revenues

The operations of the Group principally consist of building aircraft under fixed-price contracts. Revenues under such contracts are recognised on a percentage of completion basis, measured by the ratio of total direct materials, labour and design and development costs incurred to date relative to the total estimated respective costs on the contract. This method is used as the management of the Group considers this to be the best available measure of progress on the contracts. Marketing costs that are incurred for a specific contract may be included in contract costs, but only if these costs can be directly associated with a specific contract and if their recoverability from that contract is probable.

Provisions for estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined. Changes in job performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, if any, and final contract settlements may result in revisions to costs and income and are recognised in the period in which the revisions are determined.

Revenues under contracts, other than those classified as long-term construction-type contracts, are generally recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

(r) Expenses

(i) Operating leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments made.

(ii) *Net financing costs*

Net financing costs comprise interest expense on borrowings, the accretion of interest on provisions, interest income on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments held for trading and available-for-sale.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs.

Interest income is recognised as it accrues, taking into account the effective yield on the asset. For investments in associates, dividend income is included in the determination of the carrying amounts of the investments in associates. For investments in other companies, dividend income is recognised on the date that the dividend is declared.

(iii) *Social expenditure*

To the extent that the Group's contributions to social programs benefit the community at large and are not restricted to the Group's employees, they are recognised in the income statement as incurred.

4 Acquisition of subsidiaries

In November 2003, the Company acquired approximately 98% of the issued share capital of OAO "NII Izmerenia" for approximately USD 5,400 thousand. Assets of OAO "NII Izmerenia" principally consist of freehold of office space in Moscow to which the Group plans to move its headquarters.

5 Revenues

	2003 '000 USD
Revenue earned on military aircraft construction contracts	382,618
Revenue earned on civil aircraft construction contracts	22,912
Revenue on sales of aircraft components and related products	96,401
Other revenues	20,094
	522,025

6 Personnel expenses

	2003 '000 USD
Wages and salaries	46,036
Compulsory social security contributions	14,819
	60,855

The number of employees at 31 December 2003 was 16,346 (2002: 16,180).

7 Other operating expenses

	2003 '000 USD
Social costs	5,700
Repair and maintenance	5,557
Impairment of loans and bad debts	2,305
Loss on disposal of property, plant and equipment	2,019
Other operating income and expenses, net	2,138
	17,719

8 Net financing costs

	2003 '000 USD
Interest income	(5,130)
Interest expense	70,239
Foreign exchange loss	6,513
Loss from investments	2,519
	74,141

9 Income tax benefit

	2003 '000 USD
Current tax expense	
Current year	(45)
Deferred tax benefit	
Origination and reversal of temporary differences	(2,795)
Change in recognised deferred tax assets	3,405
	565

The Group's applicable tax rate is the corporate income tax rate of 24% (2002: 24%).

Reconciliation of effective tax rate:

	2003 '000 USD	%
Profit before tax	385	100%
Income tax at applicable tax rate	92	24%
Non-deductible/non-taxable items	2,748	714%
Change in recognised deferred tax assets	(3,405)	(884%)
	(565)	**(147%)**

10 Property, plant and equipment

'000 USD	Land and Buildings	Plant and equipment	Construction in progress	Total
Cost				
At 1 January 2003	142,650	206,514	41,749	390,913
Additions and transfers	12,758	40,184	(18,561)	34,381
Disposals	(18)	(6,127)	(79)	(6,224)
At 31 December 2003	**155,390**	**240,571**	**23,109**	**419,070**
Depreciation				
At 1 January 2003	(91,137)	(147,123)	-	(238,260)
Depreciation charge	(2,316)	(13,397)	-	(15,713)
Disposals	18	4,073	-	4,091
At 31 December 2003	**(93,435)**	**(156,447)**	**-**	**(249,882)**
Net book value				
At 1 January 2003	**51,513**	**59,391**	**41,749**	**152,653**
At 31 December 2003	**61,955**	**84,124**	**23,109**	**169,188**

(a) Security

Property, plant and equipment with a carrying amount of USD 35,200 thousand (2002: USD 12,466 thousand) is pledged as collateral for secured loans (see note 17).

(b) Other restrictions

The net book value of property, plant and equipment restricted for sale by the Russian government in accordance with the state military programme amounted to USD 41,427 thousand (2002: USD 41,178 thousand).

11 Intangible assets

'000 USD	Development costs	Other intangibles	Total
Cost			
At 1 January 2003	21,271	1,859	23,130
Additions	15,703	903	16,606
At 31 December 2003	**36,974**	**2,762**	**39,736**
Amortisation			
At 1 January 2003	-	(767)	(767)
Amortisation charge	(219)	(446)	(665)
At 31 December 2003	**(219)**	**(1,213)**	**(1,432)**
Net book value			
At 1 January 2003	**21,271**	**1,092**	**22,363**
At 31 December 2003	**36,755**	**1,549**	**38,304**

The Group contracted Beriev Aircraft Company, an associate of the Group, to perform development works related to Be-200 amphibian aircraft. In the year ended 31 December 2003 the expenses, incurred in relation to this project, capitalised as intangible assets, were USD 9,093 thousand.

12 Other investments and non-current financial assets

	2003 '000 USD	2002 '000 USD
Non-current		
Available-for-sale investments, stated at cost	18,253	20,753
Other non-current financial assets	1,326	1,540
	19,579	**22,293**
Current		
Available-for-sale debt securities, stated at fair value	36,116	64,193
Trading investments	322	865
	36,438	**65,058**

Available-for-sale investments stated at cost include equity securities of ZAO "Company "FTK" ("FTK"), a former subsidiary of the Group and a related party. A stock issuance in 2002, which the Company did not take part in, diluted its interest in FTK's from 56% to 9%. The investment was recorded at cost of USD 8,885 thousand.

At 31 December 2003, all available-for-sale debt securities are Russian rouble denominated, bear interest at 12-14% and mature during 2004.

The Group pledged available-for-sale debt securities with a carrying value of USD 26,700 thousand, as collateral for the debt of companies controlled by the Company's majority shareholders. The Group's estimated maximum exposure to credit losses in the event of non-performance by the other parties to these pledges is represented by the carrying value of pledged assets. Management believes that the likelihood of material losses being incurred under these agreements is remote.

13 Inventories

	2003 '000 USD	2002 '000 USD
Advance payments to suppliers	52,916	133,493
Raw materials and other supplies	31,768	31,201
Aircraft components	28,132	39,268
Amounts due from customers for contract work	232,621	198,940
Other work in progress	8,273	10,351
	353,710	413,253
Advance payments received	(153,500)	(206,378)
	200,210	**206,875**

Inventories with a carrying value of USD 60,967 thousand are pledged as collateral for loans at 31 December 2003 (2002: USD 90,155 thousand) (see note 17).

14 Trade and other receivables

	2003 '000 USD	2002 '000 USD
Accounts receivable – trade	116,816	40,731
Allowance for doubtful accounts	(995)	(925)
	115,821	39,806
VAT recoverable	95,520	93,675
Due from tax authorities (refer note 23 (b))	22,756	-
Loans given (refer note 24)	21,902	6,380
Prepaid taxes	2,993	37
Other receivables	5,429	4,354
	264,421	**144,252**

15 Cash and cash equivalents

	2003 '000 USD	2002 '000 USD
Bank balances, Russian roubles	3,851	14,986
Bank balances, US Dollars	9,295	7,231
	13,146	**22,217**

16 Equity

(a) Share capital

At the Company's stockholders meeting on 2 December 2003, stockholders approved a resolution to increase the number of shares by 87,894,653. At 31 December 2003 authorised capital stock consisted of 878,946,528 ordinary shares; issued and fully paid capital stock consisted of 791,051,875 ordinary shares. All ordinary shares have a nominal value of Russian roubles 3 each.

(b) Dividends and dividend limitations

Profits available for distribution to common stockholders in respect of any reporting period are determined by reference to the statutory financial statements of the Company prepared in accordance with the laws of the Russian Federation and denominated in Russian roubles. At 31 December 2003 amounts available for distribution amounted to USD 14,111 thousand (2002: USD 12,387 thousand).

At the annual stockholders' meeting on 26 June 2004, dividends were declared for 2003 in the amount of Russian roubles 0.04 per common share, which at the date of the decision was equivalent to USD 0.0014, or USD 1,128 thousand in total.

17 Loans and borrowings

This note provides information about the contractual terms of the Group's loans and borrowings.

	2003 '000 USD	2002 '000 USD
Non-current		
Secured bank loans	194,200	104,393
Unsecured bond issue	51,247	-
	245,447	104,393
Current		
Secured bank loans	4,773	39,456
Unsecured bank loans	60,014	66,274
Current portion of non-current secured bank loans	164,264	257,980
Current portion of non-current unsecured bank loans	101,314	1,406
Unsecured bond issue	7,125	68,168
Promissory notes	-	26,383
Other loans	380	663
	337,870	460,330

(a) Security

The loans are secured over property, plant and equipment with a carrying amount of USD 35,200 thousand (2002: USD 12,466 thousand) (refer note 10), inventory of USD 60,967 thousand (2002: USD 90,155 thousand) (refer note 13) and the right to receive future revenues under the agreement with a foreign government.

(b) Terms and debt repayment schedule

'000 USD	Total	Under 1 year	1-5 years
Secured bank loans:			
RUR – fixed at 9-15%	267,198	107,194	160,004
USD – fixed at 8-13%	37,808	17,777	20,031
USD – variable at 6-8%	58,231	9,820	48,411
Unsecured bank loans:			
USD – fixed at 10%-11%	161,328	70,046	91,282
Unsecured bond issues:			
RUR – fixed at 18%	51,247	-	51,247
RUR – variable at 12%	7,125	7,125	-
Other loans	380	380	-
	583,317	212,342	370,975

For more information about the Group's exposure to interest rate and foreign currency risk, see note 21.

18 Deferred tax assets and liabilities

(a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

'000 USD	Assets		Liabilities		Net	
	2003	2002	2003	2002	2003	2002
Property, plant and equipment	1,683	-	(375)	(1,548)	1,308	(1,548)
Intangible assets	7,985	1,403	-	-	7,985	1,403
Investments	562	792	(3,706)	(3,993)	(3,144)	(3,201)
Inventories	3,009	1,333	(16,617)	(467)	(13,608)	866
Trade and other receivables	1,034	-	(90)	(1,626)	944	(1,626)
Loans and borrowings	-	-	(438)	(178)	(438)	(178)
Trade and other payables	1,425	911	-	-	1,425	911
Provisions	1,634	-	-	(233)	1,634	(233)
Tax loss carry-forwards	898	-	-	-	898	-
Net tax assets/(liabilities)	**18,230**	**4,439**	**(21,226)**	**(8,045)**	**(2,996)**	**(3,606)**

(b) Unrecognised deferred tax assets

At 31 December 2003, deferred tax asset in the amount of USD 3,574 thousand (2002: USD 6,979 thousand) has not been recognised in respect of tax losses carry-forward, because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

(c) Movement in temporary differences during the year

'000 USD	1 January 2003	Recognised in income	31 December 2003
Property, plant and equipment	(1,548)	2,856	1,308
Intangible assets	1,403	6,582	7,985
Investments	(3,201)	57	(3,144)
Inventories	866	(14,474)	(13,608)
Trade and other receivables	(1,626)	2,570	944
Loans and borrowings	(178)	(260)	(438)
Trade and other payables	911	514	1,425
Provisions	(233)	1,867	1,634
Tax loss carry-forwards	-	898	898
	(3,606)	**610**	**(2,996)**

19 Trade and other payables

	2003 '000 USD	2002 '000 USD
Accounts payable – trade	104,022	18,312
Income and other taxes payable	6,866	8,533
Accrued expenses	5,311	1,500
Advances from customers	1,004	851
Other payables	5,086	4,702
	122,289	33,898

20 Provisions

	Warranties '000 USD
Balance at 1 January 2003	6,686
Provisions made during the year	4,685
Provisions used during the year	(2,214)
Provisions reversed during the year	(2,224)
Balance at 31 December 2003	6,933

The Group provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts and software manufactured by the Group to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship.

The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level.

21 Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business.

(a) Credit risk

Credit evaluations are performed on all customers, other than related parties, requiring credit over a certain amount.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

At the balance sheet date there was a significant concentration of credit risk in respect of amounts receivable from Rosoboronexport (refer also note 1 (a)). The total amount receivable from Rosoboronexport less advance payments received was USD 188,677 thousand (2002: USD 24,648 thousand).

(b) Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing either their fair value (fixed rate debt) or their future cash flows (variable rate debt). Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

(c) Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than USD. The currency giving rise to this risk is primarily RUR. Management does not hedge the Group's exposure to foreign currency risk.

(d) Fair values

Due to the lack of liquidity and published "indicator interest rates" in the Russian market, and the fact that many of the Group's transactions are with related parties and are of a specialised nature, it has not been practicable to determine the fair values of investments in, receivables from and payables to related parties.

In other cases fair value has been determined either by reference to the market value at the balance sheet date or by discounting the relevant cash flows using market interest rates for similar instruments. As a result of this exercise management believes that the fair value of its financial assets and liabilities approximates their carrying amounts except in the following instance:

'000 USD	Carrying amount 2003	Fair value 2003
Unsecured bond issues (note 17)	58,372	61,909

22 Commitments

(a) Capital commitments

At 31 December 2003 the Group is committed to capital expenditure of approximately USD 14,475 thousand (2002: USD 3,052 thousand).

(b) Supply commitments

Commitments with third parties for the supply of aircraft components and services after 31 December 2003 under long-term supply agreements are estimated at USD 219,349 thousand at current market prices (2002: USD 180,529 thousand).

23 Contingencies

(a) Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(b) Litigation

The Group is involved in a number of disputes with tax authorities. Based on results of the recent tax audits tax authorities claimed additional tax payments and deducted the amount from the Company's bank account. Subsequent to the balance sheet date, the District East-Siberian Arbitration dismissed the tax claim and made the judgment to return the amount in full to the Company's bank account. As of 31 December 2003 the amount due from the tax authorities, included in the line "Trade and other receivables" of the consolidated balance sheet, was USD 22,756 thousand.

(c) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterised by numerous taxes and frequently changing legislation, which is often unclear, contradictory and subject to interpretation. Often differing interpretations exist among the numerous taxation authorities and jurisdictions. Taxes are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges.

These facts may create tax risks in the Russian Federation substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretation of tax legislation. However, the relevant authorities may have differing interpretations and the effects could be significant.

(d) Financial guarantees

The Group has provided financial guarantees for loans advanced to certain related and third party suppliers of the Group for the total amount of USD 5,100 thousand and USD 11,689 thousand, respectively. The Group's estimated maximum exposure to credit losses in the event of non-performance by the other parties to the financial guarantees is represented by the contractual amounts disclosed above. Management believes that the likelihood of material payments being required under these agreements is remote. As of 31 December 2003 the Group did not have any contractual commitments to extend financial guarantees, credit or other assistance.

(e) Environmental contingencies

Governmental authorities are continually considering environmental regulations and their enforcement and the Group periodically evaluates its obligations related thereto. As obligations are determined, they are recognised immediately. The outcome of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under current levels of enforcement of existing legislation, management believes there are no liabilities, which will have a materially adverse effect on the financial position or the operating results of the Group.

24 Related party transactions

Related parties comprise the shareholders of the Parent Company and all other companies in which those shareholders, either individually or together, have a controlling interest. Transactions with related parties are disclosed in notes 11, 12 and 23 (d). In addition, the Group had the following transactions with related parties.

(a) Balance sheet

	2003 '000 USD	2002 '000 USD
Advance payments to suppliers	2,037	64,032
Accounts receivable – trade	660	-
Loans given	19,899	5,732
Accounts payable – trade	(10,016)	-
Other payables	(1,003)	(272)

(b) Income statement

In 1997 the Group contracted OAO "OKB Sukhogo", a related party of the Group, to develop the design of the Su-30MKI aircraft for supply under a contract with a foreign government. Expenses incurred by the Group on this contract for the year ended 31 December 2003, included in the line "Cost of sales" of the consolidated income statement, amounted to USD 60,886 thousand.

(c) Pricing policies

Prices for related party transactions are determined on a transaction-by-transaction basis, not necessarily at arm's length.

25 Significant subsidiaries and associates

	Country of incorporation	Ownership/voting 2003	Ownership/voting 2002
Subsidiaries			
ZAO "Beta Air"	Russia	66%	66%
ZAO "Russian Avionics"	Russia	51%	51%
ZAO "Irkut AviaSTEP"	Russia	100%	100%
ZAO "ITELA"	Russia	51%	51%
ZAO "Techserviceavia"	Russia	51%	51%
OAO "NII Izmerenia"	Russia	98%	-
Associates			
OAO "TANTK Imeni Berieva" ("Beriev Aircraft Company")	Russia	44%	43%

In addition, the Group has other subsidiaries and associates, which are not material to the Group, either individually or in aggregate.

26 Transition to IFRS

The latest period when the Group prepared consolidated financial statements in accordance with US GAAP was the year ended 31 December 2003. This note describes how the transition from US GAAP to IFRS affected the Group's financial position, results of operations and cash flows.

Reconciliation of shareholders' equity

	2003 '000 USD	2002 '000 USD
Total shareholders' equity under US GAAP	10,585	27,921
IFRS adjustments:		
Capitalisation of development costs, net of tax (a)	27,935	16,166
Deferred tax for temporary differences related to remeasurement of assets and liabilities (b)	(2,989)	(8,619)
Impairment of goodwill (c)	(1,891)	(1,891)
Total shareholders' equity under IFRS	**33,640**	**33,577**

Reconciliation of net income/(loss)

	2003 '000 USD
Net loss for the period under US GAAP	(14,413)
IFRS adjustments:	
Capitalisation of development costs, net of tax (a)	11,769
Deferred tax for temporary differences related to remeasurement of assets and liabilities (b)	4,459
Net profit for the period under IFRS	**1,815**

Reconciliation of cash flows

Acquisition of development costs of USD 15,703 thousand (refer below) was classified as operating cash flow under US GAAP and is reclassified to investing cash flow in IFRS. There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under US GAAP.

(a) Capitalisation of development costs

Under US GAAP, SFAS No. 2 *Accounting for Research and Development Costs* requires all research and development costs to be expensed as incurred. A first-time adopter of IFRS is required to recognise in its opening IFRS balance sheet all internally generated intangible assets that qualify for recognition under IAS 38 *Intangible Assets*, including those resulting from development activity.

Management reviewed current and previous research and development programs regarding potential expenses in the development phase of such programs that meet the recognition criteria. Based on management analysis, the development costs, which should be capitalised, amounted to USD 21,271 thousand for periods prior to 1 January 2003, and USD 15,703 thousand for the year ended 31 December 2003.

(b) Deferred tax for temporary differences related to remeasurement of assets and liabilities

SFAS No. 109 *Accounting for Income Taxes* prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that, under SFAS No. 52 *Foreign Currency Translation*, are remeasured from the local currency into the functional currency using historical exchange rates and that result from (1) changes in exchange rates or (2) indexing for tax purposes. Unlike US GAAP, IAS 12 *Income Taxes* requires recognition of a deferred tax liability or assets for these temporary differences. The Group recognised deferred tax liability for the taxable difference related to remeasurement of non-monetary assets from RUR to USD in its opening IFRS balance sheet.

In addition, Beriev Aircraft Company, the Group's associate accounted for using equity method, recognised the deferred tax liability related to the temporary differences that has arisen from the change in functional currency from USD to RUR when Russian economy ceased to be considered highly inflationary, as an adjustment to the cumulative translation adjustments component of shareholders' equity in its US GAAP financial statements for the year ended 31 December 2003 in accordance with EITF 92-8 *Accounting for the Income Tax Effects under FASB Statement No. 109 of a Change in Functional Currency When an Economy Ceases to Be Considered Highly Inflationary*. The related Group's share of the adjustment was also recorded in equity in the Group's US GAAP consolidated financial statements. Under IFRS the deferred tax liability was reflected in the opening Beriev Aircraft Company's balance sheet.

(c) Impairment of goodwill

IAS 36 (revised 2004) *Impairment of Assets* requires goodwill to be tested for impairment annually by comparing its carrying amount with its recoverable amount. The estimate of recoverable amount of goodwill recognised on the acquisition of ZAO "Russian Avionics" was assessed based on value in use of the cash-generating unit to which the goodwill had been allocated, as of 1 January 2003, determined using a pre-tax discount rate of 18%. The analysis demonstrated the excess of the carrying amount of the cash-generating unit over its recoverable amount. Consequently, the impairment loss was recognised at the date of transition to IFRS. The impairment loss reduced the carrying amount of goodwill to zero. The carrying amounts of other assets of the unit were not reduced because their recoverable amounts were higher than their carrying amounts.

Under US GAAP, SFAS No. 142 *Goodwill and Other Intangible Assets* requires an initial assessment of impairment of goodwill to be based on comparison of fair value of a reporting unit with its carrying amount, including goodwill. Under US GAAP, the carrying amount of the reporting unit was lower than its fair value; the primary reason was that the development costs were not capitalised as an asset (refer (a) above). Therefore, an impairment loss did not exist for US GAAP reporting purposes.

27 Events subsequent to the balance sheet date

In March 2004, the Company has issued 87,894,653 ordinary shares for the consideration of USD 51,770 thousand. The shares were distributed among various investors during the initial public offering of the Company's shares.

In April 2004, the Company acquired 1,271,304 ordinary shares and 70,090 preference shares (or 75.46% of total issued share capital) of OAO "OKB Imeni A.S. Yakovleva" for USD 58,927 thousand. The primary strategic objective of the acquisition is to obtain the intellectual property rights to the Yak-130 aircraft, which won the tender to be the combat-training aircraft for the Russian air force.

In June 2004, the Company acquired 18,042 ordinary shares (or 8% of total issued share capital) of Taganrog Aviation Plant OAO "Taganrog Aviation" for USD 1,300 thousand. The objective of the acquisition is future expansion of the Group's production facilities.

***

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Accounting Balance-sheet

June 30 20 04

		Codes
	Form № 1 according to OKUD	0710001
	Date (year, month, day)	
Organization JSC "Research-and-production corporation "Irkut"	to OKPO	7504910
Taxpayer's identification number (TIN)	INN	3807002509
Type of Activities	to OKVED	35.30.3
Form of incorporation / property category	according to OKOPF/OKFS	47 / 41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385

Location (address): 129626 Moscow, Novoalekseevskaya str.,13, bild.1.

Date of approval	
Send date (receipt)	

Assets	ndication code	Beginning of accounting year	End of financial period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1 384 439	1 223 269
Property, Plant & Equipment	120	3 547 131	3 365 210
Construction in progress	130	1 142 522	1 420 461
Long-term financial investments	140	1 016 865	40 134
Deferred tax assets	145	206 078	258 721
Other fixed assets	150		
Total fixed assets	190	7 297 035	6 307 795
II. CURRENT ASSETS			
INVENTORIES	210	5 912 621	7 045 523
including: Raw materials and other similar values	211	960 396	945 825
Work in progress	213	3 528 389	5 395 160
Finished goods	214	95 162	52 948
Goods delivered	215	360 858	-
Prepaid expenses	216	967 816	651 590
Value added tax (VAT) on purchased value	220	2 405 967	1 162 399
Accounts receivable due after 12 months after balance sheet date	230	12 418	2 662
Accounts receivable due within 12 months after balance sheet date	240	6 917 783	5 944 542
Including purchasers and customers	241	3 001 431	652 985
Short-term financial investments	250	1 051 174	4 208 021
Cash	260	370 817	1 058 940
Other current assets	270		104
Total current assets	290	16 670 780	19 422 191
Balance	300	23 967 815	25 729 987

Liabilities	Indication code	Beginning of accounting year	End of financial period
1	2	3	4
III. Capital and reserves			
Share Capital	410	2 373 156	2 373 156
Own shares, bought out from shareholders	411		
Additional Capital	420	106 017	106 017
Reserve Funds	430	27 339	33 881
undistributed profits (uncovered loss)	470	415 644	-13 001
Total Capital & Reserves	490	2 922 156	2 500 053
IV. Long-term liabilities			
Loans and credits	510	13 935 720	16 533 136
Deferred tax liabilities	515	435 404	551 410
Other long-term obligations	520		
Total long-term liabilities	590	14 371 124	17 084 546
V. Current liabilities			
Loans and credits	610	142 886	451 285
Accounts payable	620	6 441 977	5 599 356
including: Suppliers and Contractors	621	6 210 043	5 311 744
Debt to staff of organization	622	85 166	80 582
Debt to the State extra-budgetary funds	623	22 184	38 967
taxes payable	624	41 325	48 486
Other creditors	625	83 259	119 577
Debt to owners (shareholders) on income paying	630	3 460	36 063
Deferred revenue	640	5 953	6 013
Provisions for liabilities and charges	650	80 259	52 672
Other current liabilities	660		
Total current liabilities	690	6 674 535	6 145 389
Balance	700	23 967 815	25 729 987
NOTICE of values, accounted in off-balance-sheet accounts			
Leased fixed assets	910	32 416	501
including on leasing	911		
Impounded commodities and materials	920		
Goods accepted for commission	930	6 425	5 332
Write-off receivables that debtors unable to pay	940		
Collateral received	950		
Collateral issued	960		2 034 131
Depreciation of housing facilities stock	970	32 181	
Depreciation of external improvement objects and other objects	980		
Intangible assets received for use	990		

Manager ____________ (signature) A.I. Fedorov (name)   Chief accountant ____________ (signature) S.K. Smekhov (name)

« ____ » ______________ 20 ___ г.

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Profit and loss account

June 30 20 04

		Codes
	Form № 2 according to OKUD	0710002
	Date (year, month, day)	
Organization JSC "Scientifc-production corporation "Irkut"	c. to OKPO	7504910
Taxpayer's identification number (TIN)	INN	3807002509
Type of Activities	to OKVED	35.30.3
Form of incorporation / property category	according to OKOPF/OKFS	47 / 41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385

Location (address): 129626 Moscow, Novoalekseevskaya str.,13, bild.1.

Index: Category	Index: code	for accounting period	for same period of preceding year
1	2	3	4
Incomes and losses on ordinary activities			
Net Revenue (less value added tax, excise tax, and analogous compulsory payment)	010	3 248 286	1 400 436
Cost of sales	020	-1 744 747	-594 825
Gross profit	029	1 503 539	805 611
Selling expenses	030	-386 762	-1 034 355
Administrative expenses	040	-507 072	-475 827
Operating profit	050	609 705	-704 571
Other revenues and expenses			
Interest receivable	060	14 335	92 381
Interest payable	070	-813 218	-1 005 355
Revenues from other organization	080	4 153	
Other operating income	090	9 897 485	6 653 474
Other operating expenses	100	-9 953 977	-6 771 948
Non-operating income	120	474 207	896 373
Operating expences	130	-676 841	-176 518
Before-tax income (loss)		-444 151	-1 016 164
Deferred tax assets	141	52 642	
Deferred tax liabilities	142	-116 006	
Current income tax	150	117 288	
Income tax		835	-100 889
Net profit (loss) of accounting period		-389 392	-1 117 053
For reference only. Fixed tax liabilities (assets)	200	52 673	
Basic earnings (losses) per share			
Diluted earnings (losses) per share			

Interpretation of separate income and expenses

Index		for accounting period		for same period of preceding year	
Item	code	income	expenses	income	expenses
1	2	3	4	5	6
Interest fines, penalty fees and forfeits on which the judgments (of Arbitration Courts) about their recovery were awarded			2 889	27	524
Profit (loss) for previous years		294	24 271	13 318	37 820
Indemnity of loss through default or improper execution obligations					
Currency difference on foreign currency transactions		431 715	439 111	504 666	35 121
Allocation to assessed reserves		x		x	
Amortization of statute-barred payables and receivables		4	25 201	4	2524

Manager ________ (signature) A.I. Fedorov (name) Chief accountant ________ (signature) S.K. Smekhov (name)

« ___ » ______________ 20 ___

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Accounting Balance-sheet

March 31 20 04

	Codes
Form № 1 according to OKUD	0710001
Date (year, month, day)	
Organization JSC "Scientific-production corporation "Irkut" :. to OKPO	7504910
Taxpayer's identification number (TIN) INN	3807002509
Type of Activities to OKVED	35.30.3
Form of incorporation / property category according to OKOPF/OKFS	47 / 41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable) acc. to OKEI	384/385

Location (address): 129626 Moscow, Novoalekseevskaya str.,13, bild.1.

Date of approval
Send date (receipt)

Assets	ndication code	Beginning of accounting year	End of financial period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1 384 439	1 263 534
Property, Plant & Equipment	120	3 547 131	3 435 208
Construction in progress	130	1 142 522	1 307 686
Long-term financial investments	140	1 016 865	1 342 288
Deferred tax assets	145	206 078	221 267
Other fixed assets	150		
Total fixed assets	190	7 297 035	7 569 984
II. CURRENT ASSETS			
INVENTORIES	210	5 912 621	6 361 107
including: Raw materials and other similar values	211	960 396	919 969
Work in progress	213	3 528 389	4 574 365
Finished goods	214	95 162	57 391
Goods delivered	215	360 858	-
Prepaid expenses	216	967 816	809 383
Value added tax (VAT) on purchased value	220	2 405 967	1 638 318
Accounts receivable due after 12 months after balance sheet date	230	12 418	4 846
Accounts receivable due within 12 months after balance sheet date	240	6 917 783	8 285 954
Including purchasers and customers	241	3 001 431	2 045 053
Short-term financial investments	250	1 051 174	2 110 779
Cash	260	370 817	323 364
Other current assets	270		105
Total current assets	290	16 670 780	18 724 474
Balance	300	23 967 815	26 294 457

Liabilities	Indication code	Beginning of accounting year	End of financial period
1	2	3	4
III. Capital and reserves			
Share Capital	410	2 373 156	2 373 156
Own shares, bought out from shareholders	411		
Additional Capital	420	106 017	106 017
Reserve Funds	430	27 339	27 339
undistributed profits (uncovered loss)	470	415 644	420 985
Total Capital & Reserves	490	2 922 156	2 927 497
IV. Long-term liabilities			
Loans and credits	510	13 935 720	15 521 847
Deferred tax liabilities	515	435 404	500 200
Other long-term obligations	520		
Total long-term liabilities	590	14 371 124	16 022 047
V. Current liabilities			
Loans and credits	610	142 886	2 141 158
Accounts payable	620	6 441 977	5 143 353
including: Suppliers and Contractors	621	6 210 043	2 200 303
Debt to staff of organization	622	85 166	86 189
Debt to the State extra-budgetary funds	623	22 184	39 273
taxes payable	624	41 325	173 826
Other creditors	625	83 259	2 643 762
Debt to owners (shareholders) on income paying	630	3 460	3 451
Deferred revenue	640	5 953	5 953
Provisions for liabilities and charges	650	80 259	50 998
Other current liabilities	660		
Total current liabilities	690	6 674 535	7 344 913
Balance	700	23 967 815	26 294 457
NOTICE of values, accounted in off-balance-sheet accounts			
Leased fixed assets	910	32 416	532
including on leasing	911		
Impounded commodities and materials	920		
Goods accepted for commission	930	6 425	6 487
Write-off receivables that debtors unable to pay	940		
Collateral received	950		
Collateral issued	960		1 510 948
Depreciation of housing facilities stock	970	32 181	
Depreciation of external improvement objects and other objects	980		
Intangible assets received for use	990		

Manager ____________ (signature) A.I. Fedorov (name)   Chief accountant ____________ (signature) S.K. Smekhov (name)

« ___ » ______________ 20 ___ г.

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Profit and loss account

March 31 20 04

		Codes
	Form № 2 according to OKUD	0710002
	Date (year, month, day)	
Organization JSC "Scientific-production corporation "Irkut"	c. to OKPO	7504910
Taxpayer's identification number (TIN)	INN	3807002509
Type of Activities	to OKVED	35.30.3
Form of incorporation / property category	according to OKOPF/OKFS	47 / 41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385

Location (address): 129626 Moscow, Novoalekseevskaya str.,13, bild.1.

Index		for accounting period	for same period of preceding year
Category	code		
1	2	3	4
Incomes and losses on ordinary activities			
Net Revenue (less value added tax, excise tax, and analogous compulsory payment)	010	1 410 395	329 352
Cost of sales	020	-563 978	-184 079
Gross profit	029	846 417	145 273
Selling expenses	030	-189 257	-217 006
Administrative expenses	040	-239 157	-245 364
Operating profit	050	418 003	-317 097
Other revenues and expenses			
Interest receivable	060	7 513	39 660
Interest payable	070	-400 247	-538 516
Revenues from other organization	080	5 365 341	4 262 766
Other operating income	090	-5 386 431	-4 310 405
Other operating expenses	100	328 641	555 285
Non-operating income	120	-279 873	-112 922
Operating expenses	130		
Before-tax income (loss)		52 947	-421 229
Deferred tax assets	141	15 189	
Deferred tax liabilities	142	-64 796	
Current income tax	150	2 001	
Interest fines, penalty fees to budget			
Extraordinary income			
Extraordinary expences			-126 146
Net profit (loss) of accounting period		5 341	-547 375
For reference only. Fixed tax liabilities (assets)	200	34 899	
Basic earnings (losses) per share			
Diluted earnings (losses) per share			

Interpretation of income and expenses

Index		for accounting period		for same period of preceding year	
Item	code	income	expenses	income	expenses
1	2	3	4	5	6
Interest fines, penalty fees and forfeits on which the judgments (of Arbitration Courts) about their recovery were awarded		-	2 879	19	11
Profit (loss) for previous years		287	1 165	730	24 937
Indemnity of loss through default or improper execution obligations					
Currency difference on foreign currency transactions		299 369	140 056	184 276	15 765
Allocation to assessed reserves		x		x	
Amortization of statute-barred payables and receivables		4	24 677	361	-

Manager ____________ (signature) A.I. Fedorov (name) Chief accountant ____________ (signature) S.K. Smekhov (name)

« ___ » ______________ 20 ___

JSC
"SCIENTIFIC- PRODUCTION CORPORATION "IRKUT"

ORDER No1671 of December 29, 2003

"On approval of the Regulation on accounting policy for the year 2004"

Governing by the Federal Law of RF "On business accounting" of November 21, 1996 No 129-FZ, Regulation on business accounting "Company Accounting policy", approved by the Ministry of Finance of Russian Federation Order of December 09, 1998 No 60n, RF Tax Code and other standards and rules, contained in the current accountancy and tax legislation,

I ORDER:

1. To approve the Regulation on accounting policy for the purposes of business accounting for the year 2004. (Appendix No1).

2. To approve the Regulation on accounting policy for the purposes of tax accounting for the year 2004. (Appendix No2)

3. To approve the work plan of the business accounting accounts for the year 2004. (Appendix No3).

4. To approve the financial statements forms for the year 2004. (Appendix No4).

5. To aprove the bulletins and registers of the income tax calculation accounts (Appendix No5).

6. To impose a responsibility for the accounting policy formation, maintaining of business accounting and tax accounting, due presentation of full and reliable financial statements and tax accounts on the chief accountant.

President of JSC "Corporation "Irkut" **Fedorov A.I.**

The Order was prepared by: ROZHKOV A.A. Tel. 12-13
IVANOVA N.V. Tel. 18-58

1.5 The work chart of accounts of the business accounting (Appendix No3 to the Accounting policy Order), developed on the basis of the Work chart of accounts of the business accounting of the financial and economic activity and Instruction on application thereof approved by the Ministry of Finance of Russian Federation Order of October 21, 2000 No 94n are applied in JSC "Corporation "Irkut".

1.6 The basic accounting documents are subject to accounting, if they are drawn up according to the form, contained in the uniform basic documentation forms album, and in case if no standard basic documentation forms are provided for the economic transactions registration, basic documents forms, approved by the Orders of JSC "Corporation "Irkut" shall be applied.

The next register of officials authorized to sign the financial documents is established in JSC "Corporation "Irkut":

- Chief accountant;
- Other official according to the Order of President.

1.7 The documents circulation procedure of JSC "Corporation "Irkut" is determined by the Schedule of the basic accounting documentation presentation and interplant accounting of plants and departments of JSC "Corporation "Irkut", containing:

- Documents circulation scheme,
- Terms of information transfer,
- Responsible for execution,

approved by the Order of General Director.

1.8 For the purposes of register in the financial statements and activity object determination, the importance criteria are applied.

For the purposes of register in the financial statements of the information, the sum constituting percentage of the sum total of the corresponding data for the reporting period not less than 5% is considered as important.

The criteria for activity object determination of the Company is importance of receipts. The index with a value exceeding 5% of the receipts sum total is considered to be important.

1.9 JSC "Corporation "Irkut" draws up financial statements for months, quarters, by the progressive total since the beginning of the year.

Annual accounting accounts shall be signed by the President and Chief accountant of JSC "Corporation "Irkut".

2. Inventory

2.1 For the purposes of the provision of the business accounting reliable data and financial statements an inventory of property and liabilities is performed in JSC "Corporation "Irkut", inspecting and documenting the assets presence, state and assessment.

The inventory is performed according to the Order of the General Director JSC "Corporation "Irkut" and Methodical instructions of the property and financial liability inventory, approved by the Order of Ministry of Finance of RF of June 13, 1995 No 49, and according to JSC "Corporation "Irkut" standard STP 640.72.210-83 "Procedure of the wealth inventory carrying out".

2.2 The inventory is obligatory in respect of the following business accounting entitues:

- fixed assets and intangible assets – annually, not earlier than 1-st of October of the current year;
- work-in-process details, manufactured half-finished products, finished articles in the warehouses, raw materials and other wealth – annually (not earlier than the 1st of October of the current year) and, besides, periodically during a year upon a schedule, approved by the General Director of JSC "Corporation "Irkut";
- goods, package in the warehouses quarterly;
- receivables, accounts payable and settlement accounts – annually, not earlier than the 31st of December of the current year;

• precious metals and diamonds in the warehouses and in production – at least twice a year, and in the electroplate plant – monthly;

• spirits of all the sorts in the application places – periodically during a year upon an instruction of JSC "Corporation "Irkut" General Director, and in the maintenance supply plant – upon a receipt and monthly;

• investments inventory on the 1st of December – annually.

2.3 The inventory is obligatory in respect of:

- assignation on the terms of lease, redemption, sale;
- changing of a person materially responsible;
- events of theft revealing;
- emergencies.

2.4 Divergence of the physical availability and business accounting data, found out by an inventory, shall be registered in the business accounting accounts in the following way:

- excess property shall be debited at the market value as of the inventory date and the corresponding sum shall be referred to the financial results of the Company;
- property shortage and its damage within the natural losses standards shall be referred to production costs or costs (charges), outside the standards - at the expense of the guilty persons. If the guilty persons are not established or the judgment has denied recovery of losses by them, the losses arising from the property shortage and its damage shall be written off for the financial results of the Company.

3. Fixed assets business accounting.

Fixed assets business accounting is established in accordance with the Regulation on business accounting "Fixed assets accounting" (RAS 6/01) approved by the Order of Ministry of Finance of RF of March 30, 2001 No 26n.

3.1 For the business accounting of fixed assets, the assets applied in production manufacturing, during the works execution or services rendering, or for the managing purposes of the Company during a year, exceeding 12 months, the further resale of which is supposed and which providing benefits for the Company (income) in the future, shall be accepted.

3.2 The fixed assets shall be accepted for the business accounting at their initial cost.

Initial cost of the fixed assets shall be defined according to Section II RAS 6/01.

Items of fixed assets objects, the title to which are subject to state registration, shall be accepted for the accounting referring to the 08 account "Investments in the non-circulating assets" and shall be transferred to the 01 account "Permanent assets" for the receipt of state registration documents.

Alteration of initial cost of the fixed assets is acceptable in cases of after-construction, re-equipment, modernization, reconstruction, partial liquidation and revaluation of the respective objects.

3.3.1 Property, received on the terms of lease, shall be registered at off-balance account.

3.3.2 Permanent assets received by the enterprise for the purposes of leasing, shall be accepted to the business account at the 03 account "Income investments in the stocks of materials and capital equipment" at the initial cost according to the actual expenses for the purchasing, including transportation, assembly and installation expenses.

Fixed assets, belonging to the Company and temporary not being in use, upon which a decision of leasing has been taken, shall be registered at the 01 account "Fixed assets", control account "Fixed assets for leasing".

For the purposes of market values formation upon the rent payment for the immovables in Irkutsk, the procedure approved by the decision of the Mayor of Irkutsk of December 31, 2002 No 031-06-1744/2 "On approval of procedures of annual rent accounting for the Irkutsk municipal fund objects using" shall be applied.

Appendix No 1 to
ORDER No1671 of December 29, 2003

APPROVED BY:
President of
JSC "Corporation "Irkut"
Fedorov A. I.

____

Regulation on accounting policy of JSC "Corporation "Irkut" for the purposes of the business accounting for the year 2004.

1. General provisions

1.1 Business accounting form and methods in JSC "Corporation "Irkut" are established according to the current normative documents:

- Federal Law of RF "On business accounting" of November 21, 1996 No129-FZ,
- Regulation on business accounting "Company Accounting policy", approved by the Ministry of Finance of Russian Federation Order of December 09, 1998 No 60n (RAS 1/98),
- Current regulations on business accounting (RAS 1-19),
- Card of accounts of the Company financial and economic activity business accounting and its application reference book, approved by the Ministry of Finance of Russian Federation Order of October 21, 2000 No 94n.
- Reference books of the calculation of the production cost price in defense branch of industry enterprises, approved by the State Committee of Russian Federation of the defense branches of industry and taken into effect since January 01, 1995 where it does not contradict to the Article 25 of the Tax Code of RF.
- Other normative documents regulating the procedures of accounting and control of the economic subjects property, liabilities and business transaction.

1.2 Business accounting is carried out by the accounting department of JSC "Corporation "Irkut", leaded by the chief accountant (hereinafter referred to as Chief accounting department).

The following kinds of activity are subject to a separate accounting:

- manufacturing and sales of products for export;
- manufacturing and sales of products in RF;
- sales of the purchased goods;
- issue and sales of securities;
- rendering of works, services for people;
- sales of the depreciable property;
- sales of other property, works, services.

1.3 Mixed form of the business accounting is applied in JSC "Corporation "Irkut" using "Boss-personal" and "Baan" information systems.

1.4 The next financial statements forms are established:

1.Form No1 "Accounting balance-sheet".
2.Form No2 "Profit and loss account".
3.Form No3 "Statement of Changes in Equity".
4.Form No4 "Cash flow statement".
5.Form No5 "Appendixes to the Accounting balance-sheet".
6.Form No6 "Funds proper use Account".
7. Explanatory note.

The present forms are approved by the General Director and are listed in Appendix No 4 to Order "On approval of the Regulation on accounting policy".

At that, for the financial control the rent shall be calculated by the expense method. In case of exceeding of the rent, calculated by the expense method over the rent sum, calculated by the coefficient method, the sum calculated by the expense method shall be accepted.

For the purposes of market values formation upon the rent payment for the land in Irkutsk the procedure, approved by the Resolution of the Head of administration of Irkutsk of January 10, 1994 No52/25 "Amounts of the rent for the land in Irkutsk" shall be applied.

3.4 Revaluation of the groups of the fixed assets uniform items may be performed at most annually (at the financial year beginning) upon an Order of JSC "Corporation "Irkut" General Director.

3.5 The terms of beneficial use of fixed assets item shall be determined at the acceptance of item for the business accounting.

In respect of the item, accepted before January 01, 2002, the terms of beneficial use, determined at the acceptance of the fixed assets for the business accounting, shall be applied. (In accordance with the Resolution of the USSR Council of Ministers "On unified standards of the amortized deductions for purposes of the recovery of USSR national economy fundamental funds" No1072 of October 22, 1990).

The terms of beneficial use of item of fixed assets, received after January 01, 2002 shall be determined in accordance with the estimated terms of item use considering the resolutions of the RF Government "On classification of the fixed assets subject to be included in the amortized groups" of January 01, 2002 No1.

In case if the term of beneficial use of fixed assets item is not determined in accordance with the established procedure, it shall be defined by the decision of the Director considering:

- the term, determined in the specification for this specific fixed asset;
- the estimated term of the beneficial use of the item in accordance with the estimated productivity or operating regime;
- the estimated physical deterioration, depending on the operating regime (quantity of shifts), natural conditions and the hostile environment impact, systems of the planning and preventive types of repair;
- normative, legal and other limitations of the item use.

3.6 In case of reconstruction or modernization, the term of item service can be increased by the Company independently.

3.7 The cost of the fixed assets items shall be paid off by amortization charging.

The amortization charging of the fixed assets items shall be performed by the line method. Annual amortized deductions shall be determined in accordance with the initial cost or (current (replacement) cost (in case of revaluation)) of the fixed assets item and amortization standard, counted in accordance with the terms of beneficial use of the item.

The term of beneficial use in respect of the fixed assets, accepted on the balance, used, considered as excess, shall be determined by commission, appointed by the Order of the General Director of JSC "Corporation "Irkut" branch office, according to the estimated term of fixed assets use.

- Amortized deductions sum of the fixed assets items shall be registered in the business accounting by the accumulation of the corresponding sums on a separate account 02 «Fixed assets amortization».

The fixed assets items with the terms of beneficial use more than 12 months, but at the cost not exceeding 10000 rubles per unit as of the date of acceptance for the business accounting, shall be written off for the expenses at the delivery for production or operation and shall be considered in the bulletins to the account 01 «Fixed assets» in quantitative expression.

- The purchased books, booklet and other editions shall be written off for the expenses for production and shall be registered in the library stock in quantitative expression.

3.8 Expenses for major repairs of the fixed assets shall be written off according to the completion of repair works for the cost price of production (works, services). Expenses for the

current repairs shall be written off for the cost price of production (works, services) according to physical completion of works.

3.9 For the purposes of registration of retirement of the fixed assets items (sale, writing off, partial liquidation, free assignment, etc.), a control account 019 «Fixed assets retirement» shall be open to the account 01 «Fixed assets».

3.10 The registration of the purchased apartments and apartments in houses built by JSC "Corporation "Irkut", shall be performed on the account 41 «Goods» control account «Flats for sale». In case of sale of flats under the contract with payment by instalments, the registration shall be performed on the account 45 « Goods shipped».

4. Intangible assets accounting.

Intabgible assets accounting in JSC "Corporation "Irkut" is performed in accordance with the Regulation on business accounting RAS 14/2000 "Intangible assets accounting", approved by the Order of the RF Ministry of Finance of October 16, 2000 No 91n.

Assets are accepted as intangible for the business accounting in the case of lack of physical composition, using of production in manufacture, in the case of services rendering for the Company management needs during a long time (terms of beneficial use, duration more than 12 months or usual operational cycle, if it exceeds 12 months), which are not subject to the furthermore resale and which can make an economic profit (income) in the future, at that the presence of the duly drawn documents, confirming the asset existence and an exclusive right of Company to the intellectual activity results (licenses, certificates, other protective documents, license or brand concession (acquisition) contract, etc.) is necessary.

4.1 Intangible assets are accepted for the business accounting at the initial cost.

The initial cost of the intangible assets is determined in accordance with Section II RAS 14/2000.

4.2 The intangible assets items cost shall be paid off by the amortization charging by the line method according to the initial cost of the intangible assets and standards, calculated by the Company according to the terms of their beneficial use.

- The terms of beneficial use of the intangible assets items is determined by commission, the membership of which shall be approved by the General Director of JSC "Corporation "Irkut".
- The determination of terms of intangible assets beneficial use is performed in accordance with:
  - license, certificate period of validity and other limited terms of use of the intellectual property in accordance with the legislation of RF;
  - estimated terms of beneficial use of this item, during which the Company can receive economic profits (income);
  - estimated terms of beneficial use of the results received R&D, during which the Company can receive economic profits, but not longer than 5 years.

According to the intangible assets, the terms of beneficial use of which cannot be determined, the amortization norms shall be established on the expectation of 20 years (but not longer than the terms of the Company activity).

4.3 Amortized deductions on the intangible assets shall be registered in the business accounting by the corresponding sums charging on the account 05 "Intangible assets amortization".

5. Inventories accounting.

The business accounting of the inventories is established in accordance with the Regilation on business accounting «Inventories accounting» (RAS 5/01), approved by the Ministry of Finance of RF Order of June 09, 2001 No 44n.

5.1 Inventories shall be accepted for the business accounting according to the actual purchasing expenses.

- Actual cost of the inventories shall be determined according to Section II RAS 5/01.

- The transportation and procurement expenses shall not be included in the actual cost of inventories (except for the black oil) and shall be registered on the balance account 15-control account «Transportation and procurement expenses».

Transportation and procurement expenses for the purchased black oil shall be included in its actual cost.

- At the inventories issue (except for the black oil) the transportation and procurement expenses shall be written off for the debit of accounts of the manufacturing expenses. The transportation expenses writing off percent shall be determined by the counting in the ratio of the transportation expenses cost to the inventories cost. Black oil shall be written off to the production at the actual cost.
- Blank production and warehouse maintenance expenses of JSC "Corporation "Irkut" shall not be included in the actual cost of the inventories, but shall be referred to administrative expenses.

5.2 Depending on the inventories nature, in accordance with Clause 3 RAS 5/01, as an unit of inventory shall be taken nomenclature number, batch, uniform group. In respect to the warehouse and business accounting, the property accounting of JSC "Corporation "Irkut" in the warehouses only the quantitative accounting shall be established according to the property nature – nomenclature number; the accounts department shall use quantitative and summary accounting method.

In respect to the periodicity the inventories accounting in JSC "Corporation "Irkut" shall be established according to the periodic accounting system (revelation at the end of each month of the quantity of property used and dropout for any reasons and monthly registration of property remains according to the business accounting data).

5.3 At the materials issue for production and other dropout their evaluation shall be performed according to:

- actual cost of the acceptance for the finished articles and engines;

- average actual cost for other property (purchased and plant manufactured), which shall be determined for every inventories type, as quotient of the division of the inventories type general cost on their quantity, made from the cost price and quantity according to remains at the beginning of month and to the inventories received this month.

5.4 Special tools, special appliances, special equipment and special clothing accounting shall be performed in accordance with the Order of Ministry of Finance of RF of December 26, 2002 N 135n "On approval of the method instructions of the business accounting of special tools, special appliances, special equipment and special clothing".

5.5 Special tool, special appliances and special equipment cost shall be paid off by the line method during the terms of beneficial use.

A single writing off of the special tools, special appliances, special equipment and special clothing cost, the operating period of which according to the issue standards does not exceed 12 months or the cost of which does not exceed 10 000 rubles, shall be performed for the corresponding accounts of production expenses debit at the moment of its issue (delivery) to the Company employees and an analytic accounting on the off-balance account shall be performed in quantitative expression.

5.6 Precious metals and precious stones shall be registered in accordance with the Procedure of acceptance, accounting, keeping, use of the precious metals and precious stones and deliver of waste to the state fund.

6. Personnel expenses accounting.

Personnel expenses business accounting in the Company is performed in accordance with RAS 10/99 approved by the Order of Ministry of Finance of RF of May 06, 1999 No 33n.

Personnel expenses include:

- any payment in favour of employees of JSC "Corporation "Irkut" in money or payment in kind, provided by the current

- remuneration of labour system,
- provisions of awarding bonuses,
- labour contract,
- collective agreement.

- compensatory payments, concerning the work regime or with conditions of work, provided by the current legislation;
- remuneration of labour expenses to employees not on the permanent staff of JSC "Corporation "Irkut", for the works carried out under the concluded civil contracts, except for the remuneration of labour under the civil contracts, concluded with independent businessmen.

Analytic accounting according to account 70 "Remuneration of labour payment" is performed for each employee of the Company.

Remuneration of personnel expenses accounting in JSC "Corporation "Irkut" is performed:

- upon the employees category.
- upon the kind of manufacture.

7. Production expenses, finished production and shipped goods accounting.

Structure, classification, expenses economic elements and charges costing items, included in the cost price of JSC "Corporation "Irkut" production, procedures and methods of planning, accounting and calculation of the cost price of JSC "Corporation "Irkut" production shall be determined in accordance with Instructions of the production cost price accounting in enterprises of defense branches of industry, approved by the State Committee of RF of the defense branches of industry and taken into effect since January 01, 1995 in the part, not contrary to the current business and tax legislation.

7.1. Production expenses accounting is performed according to the Ordered accounting method. A separate manufacturing Order is an object of accounting. An Order shall be open for a separate article production or group of articles (works, services).

The following expenses shall be referred to Order directly:

- materials;
- component parts;
- engines;
- remuneration for manufacturing employees;
- social tax charging on the remuneration for manufacturing employees;
- administrative expenses.

7.2. Work-in-process shall be registered in accounting balance sheet at the actual reduced (without administrative expenses) production cost price.

7.3. Administrative and production expenses accounting is performed by the boiler method according to the plants and factory expenses nomenclature, approved by the General Director of November 12, 1998.

The uniform standards of the traveling expenses for JSC "Corporation "Irkut" employees are established in JSC "Corporation "Irkut" according to the Order of General Director.

Factory expenses shall be written off at the end of the reporting period for the debit of the production expenses accounts proportionally to the basic production staff remuneration.

Factory expenses shall be written off entirely for the debit of the account 90 "Sales" control account 6 "Management expenses" monthly.

7.4. Sales expenses include advertising, marketing and other expenses.

Representation expenses are formed in accordance with Regulation on representation expenses in force in JSC "Corporation "Irkut" and shall be referred to account 44 "Sales expenses".

Sales expenses shall be registered in accounting upon the account 44 "Sales expenses" and shall be written off monthly for the sales accounting account entirely.

Annual estimate of advertising expenses shall be established by the Order of Director.

7.5. For the issued production, works completed and services rendered accounting, the account 40 "Issue of production (works, services)" shall be applied.

Finished production accounting is performed at a reduced normative (planned) cost price with a separate accounting of actual cost deviation. Cost price deviations from the normative (planned) cost are registered on the account 40 in correspondence with account 90 "Sales".

Finished production is registered on account 43 "Finished production" in correspondence with account 40 "Issue of production (works, services)".

7.7. Expenses incurred during a reporting period, but referred to the next reporting periods shall be registered as the future reporting period expenses.

The future reporting period expenses may include the following expenses:

- R&D, performed before January 01, 2004;
- marketing services;
- insurance services;
- programs with an exclusive intellectual property rights not registered;
- licenses;
- other similar expenses.

Moment of expenses writing off and the periodicity of writing off of the future accounting periods shall be established in accordance with Instructions of production cost price accounting in enterprises of defense branches of industry, approved by the State Committee of RF of the defense branches of industry.

8. Research, experimental development and technological works expenses accounting

Research, experimental development and technological works (R&D) expenses business accounting shall be performed in accordance with Regulation on business accounting "Research, experimental development and technological works expenses accounting" No 17/02, approved by the Order of Ministry of Finance of Russian Federation No115n of November 19, 2002.

An inventory item for R&D is an aggregate of expenses upon the works completed, the results of which are applied independently in production or for the management purposes of the Company.

Completed sub-stages, stages under contract or contract price entirely depending on the procedures provided by the contract with the R&D contractor may be considered as a separate R&D inventory item.

The writing off of expenses shall be carried out by the line method evenly, during an accepted period.

R&D, completed before January 01, 2003 and applied in production are considered as expenses of the future periods in accordance with the accepted procedures on the date of the beginning of use. Writing off R&D shall be performed proportionally to the issued production volume.

After January 01, 2003 for the R&D expenses accounting, account 086 "Investments in the non-circulating assets" (a separate control account) shall be applied.

After the signing of the performed works act, expenses are transferred from the balance account 086 "Investments in the non-circulating assets" to the account 04 "Intabgible assets".

Analytic accounting of R&D expenses upon the account 086 "Investments in the non-circulating assets" shall be performed separately in the view of contracts.

The terms of R&D expenses writing off are established by the Order of General Director, according to estimated terms of the R&D received results use, during which economic profit may be made.

In case of cancellation of the R&D results use, or when the lack of economic profit in the future becomes evident, the amount of expenses, not referred to common kinds of activity expenses, are subject to writing off for the extraordinary charges of an reporting period on the date of taking of decision on works results use cancellation.

9. Financial investments accounting

Financial investments accounting in JSC "Corporation "Irkut" is established in accordance with Regulation on business accounting "Financial investments accounting" (RAS 19/02),

approved by the Order of Ministry of Finance of RF of December 10, 2002 No126n.

9.1 A unit of the financial investments business accounting is:

- for the state and municipal securities – securities series, issued by a sole issuer;
- for securities of other companies:

- a security number – for bills of exchange;
- securities series, issued by a sole issuer – for a bond;
- a company, where "Scientific-Production Corporation "Irkut" is a shareholder.
- for other forms of financial investment (loans, investments on authorized capital stock, deposit investments, receivables under an assignment contract, etc.) – a separate object of financial investment under one contract.

Financial investments are accepted for the business accounting at an initial cost.

An initial cost of the financial investments is determined in accordance with RAS 19/02.

Expenses incurred in connection with financial investments purchasing shall be included in financial investments cost, if their amount exceeds 5% of the financial investments cost. If the amount of expenses is less than 5%, they shall be registered in business accounting as other operating expenses of that reporting period, when the financial investments were accepted for business accounting.

9.2 A separate accounting of financial investments is performed on the following positions in JSC "Corporation "Irkut":

- financial investments, according to which the current market value may be determined in accordance with procedure established by RAS 19/02;

A quarterly (at the last reporting date) adjustment is performed on such financial investments of the current market value, with a difference referred to the financial results.

- financial investments according to which their current market value is not determined.

Such financial investments are registered in business accounting at the reporting date at initial cost.

9.3 At the retirement of financial investments, the current market value of which was not determined, their cost shall be determined

- for the state and municipal securities – by initial cost;
- by bill of debt at initial cost of each unit of the business accounting (if the accounting is performed at number, or at an average initial cost (as for state securities, if the accounting is performed at series);
- miscellaneous financial investments (investments on authorized capital stock of other companies, loans granted, bills of exchange, deposit investments in lending agencies, etc.) – at initial cost of each unit of the business accounting.

At the retirement of financial investments, the current market value of which was determined, their cost shall be determined according to their last evaluation.

At the retirement of investments on authorized capital stock, extinguishing of the loans granted to other companies, deposit investments, etc. their cost is determined according to initial cost.

9.4 Profits and losses of JSC "Corporation "Irkut" on the financial investments are considered as transaction profit and losses.

10 Reserves creation and accounting.

10.1. Reserves are created for the further expenses concerning warranty repairs and maintenance of the production, in respect of which, in accordance with conditions of the contract with purchaser, repairs and maintenance are provided during the warranty period in accordance with Industrial instructions of cost price accounting in enterprises of the defense branches of industry. Amount of the created reserves is included in the production expenses as production is shipped.

10.2. Reserves are created for the payment of annual reward. Reservation of amounts for the annual reward is performed during the year as production is shipped.

10.3. Reserves are created in respect of doubtful debts. Amount of reserves in respect of doubtful debts shall be determined according to the results of receivables inventory carried out on the last day of the reporting period and shall be counted in the following way:

- in respect of doubtful debts with period of beginning exceeding 90 days – the amount of reserve includes the full amount of the debts revealed according to the inventory;
- in respect of doubtful debts with period of beginning from 45 to 90 days (inclusive) – the amount of reserve includes 50 percent of the amount of debts revealed according to the inventory;
- in respect of doubtful debts with period of beginning up to 45 days – does not increase amount of reserve.

At that the amount of reserve in respect of doubtful debts shall not exceed 10% of revenue for the purposes of taxation of profits, calculated according to the Article 249 of the Tax Code of RF. The reserve is charged in respect of doubtful debts, the amount of which equals or exceeds 1 million rubles. Analytic accounting according to account 63 «Reserves in respect of doubtful debts» shall be kept on each created reserve. In case of loss for the preceding quarter, reserve in respect of doubtful debts shall not be charged.

11. Goods accounting

Business accounting is established in accordance with Regulation on business accounting «Inventories accounting» (RAS 5/01), approved by the Order of Ministry of Finance of RF of June 09, 2001 No 44n.

11.1 Goods purchased for the retail on the terms of exchange, dealer and other contract, shall be registered in business accounting at acquisition price. The writing off of goods shall be performed according to average acquisition price.

11.2 The trading costs amount includes:

- salary of sellers, storekeepers,
- maintenance KKM;
- amortization of the permanent assets;
- other expenses.

11.3 The trading costs are formed by the accountant of department 44 according to the account 44 «Trading costs» control account «Department 44 trading costs» and are transferred by the letter of advice to the Chief accounting department, where it is subject to monthly writing off for the sales account.

11.4 The revenue are formed by the accountant of the department 44 and monthly are transferred to the Chief accounting department, where it is registered according to credit of sales account.

11.5 Transportation expenses amount for goods delivery to the warehouse, in case if these expenses are provided by the contract, shall be included in these goods acquisition price; if this is not provided, they shall be included in and shall be included in these goods acquisition price account 44 «Trading costs» control account «Department 44 trading costs».

12. Revenue accounting.

12.1 Revenue from production (works, services) for the purpose of business accounting shall be determined as production is shipped, analytic accounting shall be kept in respect of all kinds of sold production (works, services).

12.2 Revenue in case of the long manufacturing cycle shall be considered after the production is finished entirely.

12.3 Revenue from works (services) of long-term nature shall be considered after separate stages of works (services) performance are completed.

To summarize the information on shipped production (goods) presence and transportation, the revenue of which can not be registered in the business accounting during a certain period (for example, during goods exports), an account 45 « Goods shipped » shall be applied.

Export duty amounts are registered on a separate control account to the account 90 «Sales».

As the provision of assets into temporary use for rent under the provisions of a lease is not subject of the activity of JSC "Corporation "Irkut", the rent received for leasing of permanent assets objects is registered on account 91 "Other income and expenses".

12.4 In JSC "Corporation "Irkut" the following procedure of registration of revenue for payment in cash with legal persons is established:

At every reception of revenue from the legal persons in the cash desk, an authorized person shall write out a receipt and submit to the representative of the purchasing company a check KKM, as provided by the Law on KKT. At the end of the day, according to the Z-report data, a receipt shall be written out for revenue amount less those already registered in the cashbook according to the receipt of sums, received from legal persons.

13. Receivables

Receivables with the limitation of action terms expired shall be written off upon a decision of self-supporting commission at the expense of reserves in respect of doubtful debts means, or on the economical activity results.

14. Accounting of business transaction expressed in foreign currency.

Business accounting of business transaction, expressed in foreign currency shall be performed in accordance with Regulation on business accounting "Accounting of property and obligations of company, cost of which is expressed in foreign currency" (RAS 3/2000) approved by the Order of Ministry of Finance of RF of January 10, 2000 No 2n.

14.1 Accounting according the currency accounts of JSC "Corporation "Irkut" and transactions in foreign currency is performed in rubles according to foreign currency converting at the exchange rate of the Central bank of Russian Federation as of the date of transaction.

14.2 The writing off of the exchange rate difference in transaction with foreign currency are performed directly for the financial result of JSC "Corporation "Irkut" activity (account 91 "Other income and expenses") as transactions are performed and at the end of each month.

14.3 Differences in the sums of the current year increase or decrease the income or expenses value on the common kinds of activity.

Differences in the sums of the past year are registered as expenses or income of the past years, revealed in the reporting year.

15. Loans and credits accounting.

Loans and credits accounting is performed in accordance with RAS 15/01 "Loans, credits and their maintenance expenses accounting".

- Loans, reckoned at the moment of receipt in the structure of long-term debts shall not be transferred to the structure of short-term debts, if till the moment of loan clearing off remain less than 365 days.
- At the floatation of bills of exchange (bonds) for the purpose of procurement of loan by the funds, the amount of interest payable to the billholder or discount is included in the structure of operating expenses without prior accounting as future periods expenses.
- Amounts of interests payable or discount as expenses according to the bills of exchange issued by JSC "Corporation "Irkut" are included in the structure of operating expenses, without prior registration on the future periods expenses accounts.

Additional expenses, incurred by JSC "Corporation "Irkut" in connection with loans and credits procurement, bills of exchange issue and floatation by JSC "Corporation "Irkut", are registered in the structure of the operating expenses in an reporting period, when they were incurred.

They include:

- rendering of legal and consultation services to borrower;
- copying of documents;

- payment of taxes and duties (in cases, provided by the current legislation);
- examination works;
- communications facilities;
- other expenses, connected with loans and credits procurement, loan obligations floatation.

16. Income tax calculation accounting

Income tax calculation accounting is established in accordance with Regulation on business accounting "Income tax calculation accounting" (RAS 18/02), approved by the Order of Ministry of Finance of RF of November 18, 2002 No 114n, and in accordance with Method recommendation of application RAS 18/02 "Income tax calculation accounting", approved by the General Director of JSC "Corporation "Irkut".

16.1 Information on permanent differences is formed according to basic accounting documents in business accounting registers (Appendix No5, to the accounting policy Order No1671 от 29.12.2003г. (hereinafter referred to as Appendix No5).

In business accounting the permanent differences are reflected in analytic accounting of the corresponding assets and obligations calculation account, in evaluation of which the permanent difference arose. Accounting certificates are drawn up monthly for the permanent differences amounts (Appendix No5, forms from NoRP-1 to RP-9).

Charging of the permanent tax obligations is performed in an reporting period, when permanent differences according the accounting certificates were formed.

The permanent tax obligations are reflected in business accounting on the account 99 "Profits and losses", control account "Permanent tax obligations" in correspondence with credit of account 68 "Tax and duties calculation".

16.2 The deducted temporary differences and taxable temporary differences of the reporting period are reflected in business accounting in analytic accounting of the corresponding assets and obligations calculation account, in evaluation of which the deducted temporary difference or taxable temporary difference arose. For the analytic accounting the following register are applied (Appendix No5, forms from NoRB-1 to NoRB-4).

In accordance with the card of accounts of the business accounting, the deferred tax assets are reflected in the business accounting on the account 09 "Deferred tax assets" and deferred tax obligations are reflected in the business accounting on the account 77 "Deferred tax obligations" in correspondence with account 68 "Accounts with budget". At that the deferred tax assets and obligations are considered in analytic accounting differently according to the kind of assets, in evaluation of which the deducted temporary difference or taxable temporary difference arose (Appendix No5, forms from No B-1 to NoB-9).

16.3 When drawing up of financial statements in balance sheet the amount of deferred tax asset and deferred tax obligation are reflected in details.

16.4 Conditional expense (conditional income) according to income tax is considered in business accounting on a separate control account to the account 99 "Profits and losses".

17. Disposition of profits.

In accordance with the **Charter** of JSC Corporation "Irkut", in the presence of net profit, remaining after all the taxes are paid, upon a decision of meeting of shareholders the task funds shall be created:

- scientific and technical fund;
- social and economic stimulation fund;
- reserve fund.

Reserve fund is created out of allocations of 5% of the net profit to the established by the Charter dimension.

Chief accountant **ROZHKOV A.A.**

Manager of the internal audit department **IVANOVA N.V.**

Appendix No 2 to
ORDER No1671 of December 29, 2003

APPROVED BY:
President of
JSC "Corporation "Irkut"
Fedorov A. I.

____

Regulation on accounting policy of JSC "Corporation "Irkut" for the purposes of tax accounting for the year 2004.

1. General provisions

1.1 Tax accounting shall be performed according to the current normative documents:

- Tax Code of the Russian Federation;
- Federal Laws on taxes and duties, directions and other current normative acts of the tax legislation.

1.2 Taxable basis calculation according to all the taxes and tax payment are performed by the accounting service leaded by the Chief accountant (hereinafter referred to Chief accounting department).

2. Property tax

2.1 The property tax is calculated and paid in accordance with the Chapter 30 of the Tax Code of Russian Federation "Companies property tax", the Law of Irkutsk Region No 59-oz of November 26, 2003.

2.2 When calculating the property tax the taxable basis is determined according to the permanent assets belonging to JSC "Corporation "Irkut" according to the right of property, based on the depreciated cost, defined according to the business accounting regulations.

2.3 A separate accounting of property, taxable and not taxable, is also provided.

2.4 A separate accounting of property is provided in the part of territorially isolated subdivisions of fixed assets items.

3. Transport tax

3.1 Transport tax is calculated and paid in accordance with Chapter 28 "Transport tax" of the Tax Code of the Russian Federation and the Law of Irkutsk Region No61-oz of September 27, 2002. "Transport tax".

3.2 JSC "Corporation "Irkut" pays transport tax for all the vehicles operated in branch offices and agencies to the budget of constituent of the Russian Federation according to the branch office and agency location in case if vehicle is registered according to the branch offices and agencies location.

3.3 JSC "Corporation "Irkut" pays transport tax for all the vehicles operated in branch offices and agencies and registered in State Traffic Safety Inspectorate (STST) of Irkutsk to the budget of Irkutsk.

3.4 In case of leasing of vehicles, including airborne vehicles, the tax is paid by JSC "Corporation "Irkut".

4. Income tax

4.1 General provisions

4.1.1 Income tax is calculated and paid in accordance with Chapter 25 "Income tax" of the Tax Code of the Russian Federation.

4.1.2 Analytic registers forms of the tax accounting for the purposes of tax basis determination according to the income tax shall be approved by the Chief accountant of JSC "Corporation "Irkut".

4.1.3 For the purposes of tax basis determination according to the income tax, a separate keeping of incomes and expenses accounting on the following kinds of activity and business transaction:

- general production manufacturing and sale, including export;
- works execution, rendering of services of the service productions and economies;
- wholesale and retail trade, including expenses;
- purchased materials, installation equipment, unfinished capital investments;
- transactions with securities (separately: circulating and not-circulating in the equity market);
- works, services for the people;
- depreciable property sales (including export);
- permanent assets liquidation;
- free assignment of the fixed assets;
- leasing;
- realization of the chose in action before the date of payment, provided by contract, according to which a debt liability arises;
- realization of the chose after the date of payment, provided by contract, according to which a debt liability arises;
- realization of the chose in action earlier acquired (financial services realization);
- income taxable according to another tax rates on income, except for the general rate;
- income and expenses, arising from the activity, that is subject to ENVD application;
- target investments and their application (separately budgetary financing and other investments).

4.1.4 For the purposes of tax accounting creation a special form of initial tax accounting shall be approved for the purposes of tax basis determination according to the income tax «Certificate of an accountant or another specialist company».

4.2 Procedures of income acknowledgement and accounting

4.2.1 For the purposes of the income tax calculation all the income shall be divided into:

a) revenue from goods (works, services) sales and interests (hereinafter referred to as – income from sales);

б) extraordinary income.

4.2.2 Income accounting of JSC "Corporation "Irkut" is performed according to depreciation method, i.e. the incomes are acknowledged in a reporting (tax) period, when they were received, irrespective of actual receipts of funds, other property or interests on their account.

At that, the date of acquisition of income for the target tax accounting is:

- date of passing of property to the shipped property, defined in accordance with contract;
- date of signing of the act of the works performed (services) at works performance (services);
- at property, works, services realization under the agency contract – date, stipulated in the notification of agent;
- income, acquired in foreign currency, shall be converted in rubles at the official rate, established by the Central Bank of RF as of the date of income acquisition;
- income shall be defined considering the summary difference.

4.2.3 Incomes from sales shall be classified in the register of the tax accounting (form NoNP-14), for the filling of which the business accounting data serve as a base.

4.2.4 For the purpose of income taxation, the provision of property for the rent into the temporary use and (or) temporary possession and use shall be considered as extraordinary expenses and incomes.

4.2.5 The date of acquisition of income from leasing is the last day of the reporting (tax) period - month.

4.3 Procedure of creation, acknowledgement and accounting of expenses, connected with the manufacturing and sales.

4.3.1 Material expenses.

The material expenses for the purposes of taxation include expenses of JSC "Corporation "Irkut", defined in accordance with the provisions of Article 254 of Tax Code of RF.

The cost of the inventory holdings, included in the material expenses, shall be defined according to the actual expenses amount for the purchasing, except for the value added tax and other reimbursable taxes. Expenses are formed in accordance with Clause 5 of the accounting policy of the business accounting.

Material expenses amount at the writing off of raw materials and materials, used for production (works performance, services), are defined according to the method of evaluation for the average cost price.

Defining the material expenses amount at the writing off of the component parts a method of evaluation for to the cost price of a unit of store shall be applied.

The direct expenses include the following material expenses:

- purchasing of the raw materials and materials, used in manufacturing of goods (works performance, rendering of services) and constituting their base or considered a necessary component for the manufacturing of goods (works performance, rendering of services), less waste and cost of raw materials and materials delivered to the plants, but not used in manufacturing in the current month;
- purchasing of the component parts and half-finished goods subject to assembly and (or) additional processing in company, including engines.

Tax accounting data in the part of material expenses is formed in the register of tax accounting (form No NP-1), for the filling of which the accounts department certificates serve as a base.

4.3.2 Depreciable property.

For the purposes of tax accounting the depreciable property is defined in accordance with Articles 256-259 of the Tax Code of RF.

Depreciable property is a property, intellectual activity results and other objects of intellectual property, possessed by JSC "Corporation "Irkut" according to the right of property, and used for the purposes of profit earning and the cost of which is subject to paying off by the amortization charging. Property with the terms of beneficial use exceeding 12 months and with an initial cost exceeding 10 000 rubles, except for the property stipulated in Clause 2, 3 of Article 256 of the Tax Code of RF, is acknowledged as depreciable property.

- **Fixed assets.**

The initial cost of fixed assets is an amount of expenses for its acquisition, construction, delivery and setting-up procedures, except for the tax amounts, deductible or registered in the structure of expenses according to the Tax Code of RF.

The initial cost of fixed assets changes in cases of after-construction, re-equipment, modernization, reconstruction, partial liquidation of the respective objects and other similar cases.

The initial cost according to the own manufacturing fixed assets is defined as cost of the finished production, calculated in accordance with Clause 2 of Article 319 of the Tax Code of RF, i.e. in direct expenses amount.

Reevaluation of the fixed assets uniform items groups may be carried out maximum once a year (before the reporting period begins) upon an Order of the General Director of JSC "Corporation "Irkut".

During revaluation (price mark-down) of the fixed assets items cost on the market value positive (negative) amount of such revaluation shall not be considered as income (expense), registered for the purposes of taxation and shall not be accepted for the amortization charging.

For the purposes of taxation of income it is established, that classification of the fixed assets items into amortization groups is performed according to the terms of beneficial use, defined in accordance with specifications and recommendations of the manufacturer according to the fixed assets classification, defined by the Government of RF.

The terms of beneficial use of the fixed assets is defined in accordance with Article 258 of the Tax Code of RF.

The terms of beneficial use of an item increases within the limits of periods, established for the amortization groups, a fixed asset belongs to, if after reconstruction, modernization, re-equipment of the item, the terms of its beneficial use increased.

In the case if the terms of beneficial use of the fixed assets items not defined according to the established procedure, it shall be defined by the Order of Manager according to:

- the terms, established in specification of this specific fixed asset;
- the estimated terms of use of this item in accordance with the estimated productivity or operating regime;
- the estimated physical deterioration, depending on the operating regime (quantity of shifts), natural conditions and the hostile environment impact, systems of the planning and preventive types of repair;
- normative, legal and other limitations of the item use.

For the purposes of taxation of income according to the fixed assets items a line method of amortization charging is established.

Amortization amount is defined:

- according to the fixed assets, purchased before January 01, 2002 from the remaining cost of fixed assets, defined according to Article 257 of the Tax Code of RF as of January 01, 2002, the terms of beneficial use is defined taking into consideration the classifier of fixed assets, approved by the Russian Federation Government "The classification of fixed assets included in the amortization groups" of January 01, 02 No1.
- according to the fixed assets, purchased after January 01, 2002 as of the date of the putting into operation of the fixed assets item in accordance with the provisions of Article 258 of the Tax Code of RF and Decision of the Russian Federation Government "The classification of fixed assets included in the amortization groups" of January 01, 2002 No1.

For the purposes of taxation of income in respect of the used fixed assets items, the amortization norm shall be defined according to the terms of beneficial use less the quantity of months during which it was operated by other owners.

For the amortized cars and passenger buses, with an initial cost exceeding 300 000 and 400 000 rubles accordingly, a special reducing coefficient in amount 0.5 shall be applied to the amortization standard.

For the purposes of taxation of income in respect of fixed assets items, which are subject of the finance lease contract, a special coefficient 3 shall be applied to the amortization standard.

At the amortized property, the taxable basis determination shall be performed in accordance with Article 268 of the Tax Code of RF in the tax accounting registers (forms No NP-12-1).

- **Intangible assets.**

For the purposes of taxation the assets meeting the requirements of Clause 3 of Article 257 are acceptable as intangible assets.

Initial cost of the amortized intangible assets is defined as the sum of their purchasing (creation) expenses and setting-up procedures, except for the tax amounts, considered in structure of expenses in accordance with the Tax Code of RF.

The amortized intangible assets do not include intangible assets the initial cost of which equals to 10 000 rubles inclusive, in accordance with Article 256 of the Tax Code of RF. The cost of such uintangible assets shall be included in the structure of expenses in full amount as they are put into operation.

The terms of beneficial use of items of the intangible assets is defined according to the license, certificate period or other limitations of intellectual property items use in accordance with

the legislation of RF, and according to the terms of beneficial use of intangible assets, conditioned by the corresponding contracts.

If it is impossible to define the terms of beneficial use of intangible assets, the amortization standard shall be established with the expectation of 10 years upon an Order of the General Director.

The line method of amortization charging is applied to the intangible assets.

4.3.3 Remuneration of labour expenses.

Remuneration of labour expenses for the purposes of taxation are formed according to the business accounting data, adjusted for the expenses amounts, not acceptable for the purposes of taxation in accordance with Article 270 of the Tax Code of RF, in the bulletin of the tax accounting "Remuneration of labour expenses" (form No NP-2), for the filling of which the accounts department certificates serve as a base.

4.4 Forming of expenses considered for taxation

4.4.1 For the purposes of income taxation the direct expenses on the certain kinds of activity are formed in the following structure:

- Manufactured production in structure of:
  - raw materials and materials, component parts and half-finished articles in the bulletin of tax accounting No NP-1;
  - amortization deductions according to the fixed assets, applied for manufacturing in the bulletin of tax accounting No NP-3;
  - remuneration of labour expenses, stipulated in Article 255 of the RF Tax Code, for the staff involved in the manufacturing in the bulletin of the tax accounting No NR-2;
  - the amount of uniform social tax, charged on the indicated amounts of remuneration of labour expenses.
- Works performed and services rendered in structure of:
  - basic materials, component parts and half-finished articles in the bulletin of tax accounting No c-1.6;
  - amortization deductions according to the fixed assets, applied for manufacturing in the bulletin of tax accounting No C-3.1;
  - remuneration of labour expenses, stipulated in Article 255 of the Tax Code of RF, for the staff involved in the manufacturing in the bulletin of the tax accounting No C-2.3;
  - the amount of uniform social tax, charged on the indicated amounts of remuneration of labour expenses.
- Wholesale, small wholesale trade and retail trade in structure of transportation to warehouses expenses.

The amount of direct expenses, incurred in the reporting (tax) period decreases the revenue of reporting (tax) period, except for the direct expenses amounts, distributed among the remaining work-in-process, finished articles stored in warehouses and shipped goods, but not the production sold in the reporting (tax) period.

4.4.2 Calculation of the direct expenses, corresponding to the remaining work-in-process, finished articles stored in warehouses and shipped goods, but not sold shall be performed by Order.

4.4.3 The evaluation of work-in-process, finished articles stored in warehouses and shipped goods remains shall be performed in accordance with Article 319:

- calculation of direct expenses amounts, corresponding to the remains of work-in-process, finished articles stored in warehouses and shipped goods shall be performed according to the method of planned (normative) cost price in bulletins of tax accounting in forms No NR-5, NR-6, NR-7 accordingly.
- direct expenses amount corresponding to the works (services) performance is subject to distribution among the remains of NZP proportionally to the part of uncompleted Orders (rendering of services) in the total volume of the Orders performed during a month.

- calculation of the direct expenses, corresponding to production sold in the current month and direct expenses, corresponding to the remaining production stored in warehouse at the end of month, shall be performed in accordance with Article 320 of the Tax Code of RF.

4.4.4 The part of the uncompleted Orders for works (rendering of services) in the total volume of the works performed (services rendered) the company shall define according to the estimated cost (planned calculation not considering profit norm).

4.4.5 Other expenses for production and sale, not stipulated in Clause 4.4.1 of this Regulation are considered to be indirect expenses for production and sale, performed during an reporting (tax) period, and shall be referred to reduction of revenue of the reporting (tax) period in total volume.

Indirect expenses include in particular:

- expenses representation which shall be written off monthly and are acceptable for the purposes of taxation considering the standards, provided by Clause 2 of Article 264 of the Tax Code of RF. Tax accounting report is a basic document of the tax accounting (form No C-8.1).
- advertising expenses, which shall be written off monthly and are acceptable for the purposes of taxation considering the advertising standards, provided in Clause 4 of Article 264 of the Tax Code of RF. Other advertising expenses – in amount not exceeding 1% of the revenue for the purposes of taxation of profit, calculated in accordance with Article 249 of the Tax Code of RF. Tax accounting report is a basic document of the tax accounting (form No C-8.2).
- traveling expenses, which are acceptable for the purposes of taxation considering the standards, provided by Sub-Clause 12 Clause 1 Article 264 of the Tax Code of RF. Tax accounting report is a basic document of the tax accounting (form No NR-8).
- investments according to obligatory social insurance against accidents and occupational illnesses, performed in accordance with the legislation of RF. Tax accounting report is a basic document of the tax accounting (form No C-2.4).

4.4.6 Fixed assets repairs expenses are registered for the purposes of taxation in an reporting (tax) period, when they were incurred and are considered in the actual amounts without reserve for the future repairs expenses.

4.4.7 Expenses for the warranty repairs and maintenance services are considered with a creation of reserve of the warranty repairs and maintenance.

4.4.8 Research, experimental development and technological works expenses shall be evenly included in the structure of other expenses during 3 years since the 1st day of the month following after the month when such works were completed according to a tax accounting report (form No C-8.6).

4.4.9 Research, experimental development and technological works expenses shall be evenly included in the structure of other expenses during 3 years on conditions that such researches and development would be applied since the 1st day of the month following after the month when such works were completed according to a tax accounting report (form No C-8.6).

Research, experimental development and technological works expenses with no positive results are registered in the structure of expenses monthly during 3 years in amount of 70% of expenses actually incurred since the 1st day of the month following after the month when such works were completed.

4.4.10 All the expenses, included in the structure of "other" in accordance with Article 264 of the Tax Code of RF, shall be classified in bulletin of tax accounting (form No NR-8) according to tax accounting reports (forms No C-8.1 – C-8.7), register of form No NR-3 and business accounting data.

4.5 Reserves creation and accounting

4.5.1. A reserve for the future warranty repairs and maintenance expenses shall be created in respect of production, on which repairs and maintenance during a warranty period are provided in accordance with the terms of contract.

The created reserve extent shall not exceed the limit, defined as the part of expenses actually incurred according to warranty repairs and maintenance in the volume of revenue from such goods (works) during the past three years.

The calculation of the created reserve amount is performed in the tax accounting report (form No C-8.4).

In respect of production, the warranty period of which is expired, the amount of reserve not spent shall be included in the structure of extraordinary charges according to the act of account of warranty closing from agent.

4.5.2. A reserve shall be created for the annual reward upon the results of work. Reservation of amounts for the annual reward shall be performed during a year as the production is shipped.

4.5.3. A reserve against the doubtful debts shall be charged quarterly in accordance with Article 266 of the Tax Code of RF. The created reserve extent shall not exceed 10% of revenue for the purposes of taxation of profit, calculated in accordance with Article 249 of the Tax Code of RF. In case of losses for the past quarter a reserve against the doubtful debts shall not be charged. A reserve shall be charged against the doubtful debts, equal or exceeding 1 million rubles. Amount of deduction to these reserves shall be included in the structure of extraordinary charges during a quarter on the last day of the reporting period in accordance with the Article 266 of the RF Tax Code according to tax accounting register (form No NR-11).

An amount of reserve against the doubtful debts shall be defined upon the results of receivables inventory carried out at the end of preceding quarter (tax accounting reports shall be drawn up according the results of inventory).

4.6 Extraordinary charges and income

4.6.1 The date of extraordinary incomes receipt shall be defined in accordance with Clause 4 Article 271 of the Tax Code of RF;

4.6.2 Target financing and investments in the tax accounting shall be registered according to the business accounting data, contained in the accounting report.

4.6.3 Extraordinary incomes of the company shall be classified in the tax accounting register (form No NR-15) according to the tax accounting data.

4.6.4 Expenses referred to extraordinary in accordance with Article 265 of the Tax Code of RF, shall be classified in the tax accounting register (form No NR-10) according to tax accounting reports and tax accounting data.

4.7 Tax basis determination peculiarity

4.7.1 Trade operations.

Goods purchased for retail on the terms of exchange, dealer and other contracts are reflected in the business accounting at acquisition price. The writing off of goods shall be performed according to an average acquisition price.

Income for the purposes of tax accounting shall be calculated as difference of revenue from the goods sales and such goods acquisition price considering the trading costs in the tax accounting register (form No NR-12.3).

4.7.3 The tax basis determination on the income tax against the income received under the property asset management contract shall be performed according business accounting data in accordance with Article 276 of the Tax Code of RF.

4.7.4 A separate accounting of securities, circulating and not circulating on the equity market shall be kept in accordance with Article 280-282 of the Tax Code of RF according business accounting data against the following positions:

- financial investments according to which the current market value can be defined in accordance with the procedure established by the RAS 19/02;

Against such financial investments a quarterly (on the last reporting date) adjustment of the current market value, with difference referred to the financial results.

- financial investments according to which their current market value is not defined.

Such financial investments are reflected in the business accounting on the reporting date at initial cost.

- An item of financial investments tax accounting is:
- for the state and municipal securities – securities series, issued by a sole issuer;
- for securities of other companies:
  a security number – for bills of exchange;
  - securities series, issued by a sole issuer – for a bond;
  a company, where JSC "Corporation "Irkut" is a shareholder.
- for other forms of financial investment (loans, investments on authorized capital stock, deposit investments, receivables under an assignment contract, etc.) – a separate object of financial investment under one contract.
- At the retirement of financial investments their cost shall be determined:
- for the state and municipal securities – by initial cost (series accounting);
- by bill of debt at initial cost of each unit of the business accounting (if the accounting is performed at number, or at an average initial cost (as for state securities, if the accounting is performed at series);
- miscellaneous financial investments (investments on authorized capital stock of other companies, loans granted, bills of exchange, deposit investments in lending agencies, etc.) – at initial cost of each unit of the business accounting.
- At the retirement of investment in the authorized capital, paying off of the loans, deposit investments, etc. granted to another companies their cost shall be determined according to their initial cost.
- For the purposes of income taxation the expenses incurred in connection with transactions with securities in the year 2003, are not subject to transference in the future in accordance with procedure, provided by Clause 10 Article 280 of the Tax Code of RF, to the tax basis reduction for transactions with this kind of securities.

4.8 Procedure of tax and advance payments calculation.

4.8.1 JSC "Corporation "Irkut" pays monthly advance payments in equal parts in amount of one third of the payable quarterly advance for the quarter preceding to the quarter, when the monthly advance is paid. Amount of the monthly advance subject to the payment in the first quarter shall be paid in equal parts in amount of one third of the payable quarterly advance for the third quarter.

4.8.2 To calculate an amount of income tax subject to payment according to the location of each isolated subdivision in accordance with Article 288 of the Tax Code of RF, an index shall be applied:

- average quantity of employees,
- depreciated cost of the amortized property, defined according to the business accounting;

5. Value added tax

5.1 Accounting of the revenue for the purposes of value added tax (VAT) application shall be defined as the funds are received (the date of goods (works, services) sales is a day of payment for goods (works, services).

5.2 Accounting of the revenue under the commission contract for the purposes of value added tax (VAT) application shall be defined as of the date of the funds receipt on the agent's account.

5.3 Value added tax shall be paid and tax return shall be submitted monthly in terms, established by the current legislation.

5.4 JSC "Corporation "Irkut" pays the value added tax in accordance with an established procedure (on the whole of JSC "Corporation "Irkut", including all isolated subdivisions) according to the location of JSC "Corporation "Irkut".

5.5 For the purposes of VAT calculation a separate accounting of transactions not subject to the VAT application is kept in accordance with Article 149 of the Tax Code of RF, such as: sale of travels to the sanatoria and health, sanitary and rest resorts.

5.6 A separate accounting is kept for the purposes of VAT calculation according to goods (works, services) sales operations subject to taxation on different tax rates. In particular:

- goods exports, procedure established in Clause 5.8;
- goods sales in RF at the rate 18 %;
- goods sales in RF at the rate 10 %.

5.7 The Chief accounting department is entrusted with the monitoring of the presentation of documents in accordance with Article 165 of the Tax Code of RF for the confirmation of right of VAT recovery at the taxation at the rate 0 percent.

5.8 Procedure of keeping of a separate accounting of the export and domestic sales of goods.

VAT accounting against material resources (works, services), administrative and manufacturing expenses applied for manufacturing and goods export and domestic sales, is defined by the calculation.

In the view of that fact that the shipment of export goods is performed evenly during a year, an index for distribution of material resources, works, services received for accounting is the ratio of the direct expenses for an export production manufacturing in total volume of the direct expenses for all the manufactured production in a preceding year.

The business transactions shall be drawn up by the following accounting entries (on control account, on the example of materials):

- At the payment for and posting of materials (control account 100):

D 602 K 510 – funds are transferred on account of further supply

D 100 K 600 – posted materials

D 1901 K 602 – VAT marked out

D 681 K 1901 – VAT is written off in budget (an entry is made in purchases book)

D 681 K 1901 – by a reversing entry in amount of VAT, corresponding to goods for export

D 197 K 1901 – amount of VAT corresponding to goods for export is reflected

D 681 K 197 – VAT is written off in budget at the moment of privilege on VAT confirmation

For accounting of component parts, half-finished articles, engines the foregoing scheme shall be applied. In connection with the fact that an accounting against component parts, half-finished articles, engines is kept by a nomenclature number and a possibility of their reference to a concrete machine is available, a reversing entry (Dt 681 Kt 190) shall be made at the moment of posting of component parts, half-finished articles, engines at the entire amount of VAT.

5.9 At the moment of money receiving in the cash desk from legal persons, an authorized person shall write out an invoice and registers in the sales book. At the end of the day according to sales register belt an amount of revenue less sums stipulated in invoices issued to legal persons who have paid in cash, shall be reflected in the purchases book.

5.10 The next register of officials authorized to sign the invoices is established in JSC "Corporation "Irkut":

- General Director or a person authorized by an Order of General Director;
- Chief accountant or a person authorized by an Order of General Director;

Chief accountant **ROZHKOV A.A.**

Manager of the internal audit department **IVANOVA N.V.**

Irkutsk, 2003

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Accounting Balance-sheet

December 31 20 03

	Codes
Form № 1 according to OKUD	0710001
Date (year, month, day)	
Organization JSC "Research-and-production corporation "Irkut" :. to OKPO	7504910
Taxpayer's identification number (TIN) INN	3807002509
Type of Activities .to OKVED	35.30.3
Form of incorporation / property category according to OKOPF/OKFS	47 / 41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable) acc. to OKEI	384/385

Location (address): 129626 Moscow, Novoalekseevskaya str.,13, bild.1.

Date of approval	
Send date (receipt)	

Assets	Indication code	Beginning of accounting year	End of financial period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	6 545	1 384 439
Capital assets	120	2 897 422	3 547 131
Construction in progress	130	663 918	1 142 522
Income – bearing lease investments	135		
Long-term financial investments	140	1 231 002	1 016 865
Deferred tax assets	145	332 672	206 078
Other fixed assets	150		
Total sum on section I	190	5 131 559	7 297 035
II. CIRCULATING ASSETS			
Resources	210	6 490 276	5 912 621
including: Raw materials and other similar values	211	1 836 228	960 396
Rearers and fatteners	212		
Expenses for incomplete production	213	2 708 785	3 528 389
Finished products and goods for resale	214	21 463	95 162
Goods delivered	215	7 086	360 858
Deferred expenses	216	1 916 714	967 816
Other resources and expenses	217		
Value added tax (VAT) on purchased values	220	1 485 976	2 405 967
Debtors (payments on which are expected in more than 12 months after balance sheet date)	230	8 636	12 418
Including purchasers and customers	231		
Debtors (payments on which are expected within 12 months after balance sheet date)	240	7 635 783	6 917 783
Including purchasers and customers	241	1 449 861	3 001 431
Short-term financial investments	250	2 706 206	1 051 174
Cash	260	690 114	370 817
Other circulating assets	270		
Total sum on section II	290	19 016 991	16 670 780
Balance	300	24 148 550	23 967 815

Form 0710001 p. 2

Liabilities	Indication code	Beginning of accounting year	End of financial period
1	2	3	4
III. Capital and reserves			
Authorized Capital Stock	410	2 373 156	2 373 156
Own shares, bought out from shareholders	411		
Added Capital	420	106 399	106 017
Reserve Funds	430	10 118	27 339
including: reserves formed according to legislation	431		
reserves formed according to foundation documents	432		
undistributed profits (uncovered loss)	470	372 834	415 644
Total sum on section III	490	2 862 507	2 922 156
IV. Long-term obligations			
Loans and credits	510	11 994 932	13 935 720
Deferred tax liabilities	515	353 548	435 404
Other long-term obligations	520		
Total sum on section IV	590	12 348 480	14 371 124
V. Short-term obligations			
Loans and credits	610	4 488 485	142 886
Receivables	620	3 723 272	6 441 977
including: Suppliers and Contractors	621	3 450 783	6 210 043
Debt to staff of organization	622	77 405	85 166
Debt to the State extra-budgetary funds	623	26 667	22 184
taxes payable	624	168 417	41 325
Other creditors	625		83 259
Debt to owners (shareholders) on income paying	630	2 478	3 460
Deferred revenue	640	20 670	5 953
Provisions for liabilities and charges	650	702 658	80 259
Other short-term obligations	660		
Total sum on section V	690	8 937 563	6 674 535
Balance	700	24 148 550	23 967 815
NOTICE of values, accounted in off-balance-sheet accounts			
Leased fixed assets	910	31 915	32 416
including on leasing	911		
Impounded commodities and materials	920	593 276	6 425
Goods accepted for commission	930	29	
Write-off receivables that debtors unable to pay	940		
Collateral received	950		
Collateral issued	960		
Depreciation of housing facilities stock	970	30 490	32 181
Depreciation of external improvement objects and other objects	980		
Intangible assets received for use	990		

Manager ________ (signature) A.I. Fedorov (name) Chief accountant ________ (подпись) S.K. Smekhov (расшифровка подписи)

« ___ » ____________ 20___ г.

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Profit and loss account

December 31 20 03

		Codes
Form № 2 according to OKUD		0710002
Date (year, month, day)		
Organization	JSC "Research-and-production corporation "Irkut" c. to OKPO	7504910
Taxpayer's identification number (TIN)	INN	3807002509
Type of Activities	to OKVED	35.30.3
Form of incorporation / property category	according to OKOPF/OKFS	47 / 41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385

Location (address): 129626 Moscow, Novoalekseevskaya str.,13, bild.1.

Index: Category	code	for accounting period	for same period of preceding year
1	2	3	4
Incomes and losses on ordinary activities			
Net proceeds from sale of goods, products, works and services (less value added tax, excise tax, and analogous compulsory payment)	010	13 072 236	17 629 159
Costs of sold goods, products, works and services	020	(7 552 694)	(11 346 030)
Gross profit	029	5 519 542	6 283 129
Business expenses	030	(1 759 642)	(664 451)
Administrative expenses	040	(975 081)	(799 660)
Profit (loss) on sale	050	2 784 819	4 819 018
Other revenues and expenses			
Interest receivable	060	177 625	93 493
Interest payable	070	(1 993 460)	(2 028 020)
Revenues from other organization	080	2 560	1 363
Other operating revenue	090	14 082 803	18 541 005
Other operating expenses	100	(14 380 118)	(18 796 710)
Extraordinary revenue	120	1 964 443	859 611
Extraordinary charges	130	(2 311 448)	(3 095 035)
Before-tax income (loss)		327 224	394 725
Deferred tax assets	141	(126 594)	332 672
Deferred tax liabilities	142	(81 856)	(353 548)
Current income tax	150	26 456	(50 307)
Interest fines, penalty fees to budget		(14 386)	
Extraordinary revenue			
Extraordinary charges			(95)
Net profit (loss) of accounting period		130 844	323 447
For reference only. Fixed tax liabilities (assets)	200	103 460	
Basic earnings (losses) per share			
Diluted earnings (losses) per share			

Form 0710002 p. 2

Interpretation of separate revenues and expenses

Index		for accounting period		for same period of preceding year	
Item	code	revenues	expenses	revenues	expenses
1	2	3	4	5	6
Interest fines, penalty fees and forfeits on which the judgements (of Arbitration Courts) about their recovery were awarded		43	58 493	232	209
Profit (loss) for previous years		13 821	-499 371	56 307	58 863
Indemnity of loss through default or improper execution obligations					
Currency difference on foreign currency transactions		840 897	2 381 439	58 700	2 280 484
Allocation to assessed reserves		x		x	
Amortization of statute-barred payables and receivables		698	7 073	68	52

Manager ______ (signature) A.I. Fedorov (name) Chief accountant ______ (signature) S.K. Smekhov (name)

« ___ » ____________ 20 ___

Annex to Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Statement of Changes in Equity

20 03 г.

		Codes		
	Form № 2 according to OKUD	0710003		
	Date (year, month, day)	2004	3	30
Organization JSC "Research-and-production corporation "Irkut"	ıg to OKPO	7504910		
Taxpayer's identification number (TIN)	INN	3807002509		
Type of Activities	to OKVED	35.30.3		
Form of incorporation / property category	according to OKOPF/OKFS	47	41	
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385		

I. Capital reorganization

Index: Item	code	Authorized Capital Stock	Added Capital	Reserve Funds	Undistributed profits (uncovered loss)	Total
1	2	3	4	5	6	7
Balance on 31 of December year the last but one		632 841	107 118		67 455	807 414
200 г. (preceding year) Changes in accounting policies		x	x	x		
Results of revaluation of capital assets		x	1 745 847	x		1 745 847
		x				
Balance on 1 of January preceding year		632 841	1 852 965		67 455	2 553 261
Results of foreign currencies translation		x		x	x	
Net profit		x	x	x	344 418	344 418
Dividends		x	x	x	(7 910)	(7 910)
Allocation to reserve fund	110	x	x	10 118	(10 118)	0
Increase of capital stock by: Additional issue of shares	121		x	x	x	
Increase of nominal amount of shares	122	1 740 315	x	x	x	1 740 315
Reorganization of legal entity	123		x	x		
Decrease of capital stock by: Decrease of nominal amount of sh	131	()	x	x	x	()
Shares quantity reduction	132	()	x	x	x	()
Reorganization of legal entity	133	()	x	x	()	()
Revaluation of capital assets			(6 251)			(6 251)
Increase of Authorized capital stock			(1 740 315)			(1 740 315)
Balance on 31 of December preceding year		2 373 156	106 399	10 118	393 845	2 883 518
200 3 г. (accounting year) Changes in accounting policies		x	x	x	(20 876)	(20 876)
Results of revaluation of capital assets		x		x	(135)	(135)
		x				
Balance on 31 of December accounting year	100	2 373 156	106 399	10 118	372 834	2 862 507
Results of foreign currencies translation		x		x	x	
Net profit		x	x	x	130 844	130 844
Dividends		x	x	x	(71 195)	(71 195)

Form 0710003 c. 2

Index: Item	code	Authorized Capital Stock	Added Capital	Reserve Funds	Undistributed profits (uncovered loss)	Total
1	2	3	4	5	6	7
Allocation to reserve fund		x	x		()	
Increase of capital stock by: Additional issue of shares			x	x	x	
Increase of nominal amount of shares			x	x	x	
Reorganization of legal entity			x	x		
Decrease of capital stock by: Decrease of nominal amount of sh		()	x	x	x	()
Shares quantity reduction		()	x	x	x	()
Reorganization of legal entity		()	x	x	()	()
Balance on 31 of December accounting year	110					

II. Reserves

Index: Item	code	Balance	Received	Used	Balance
1	2	3	4	5	6
Reserves formed according to legislation					
(fund's name)					
Data of preceding year				()	
Data of accounting year				()	
(fund's name)					
Data of preceding year				()	
Data of accounting year				()	
Reserves formed according to foundation documents					
(fund's name)					
Data of preceding year				()	
Data of accounting year				()	
(fund's name)					
Data of preceding year				()	
Data of accounting year				()	
Assessed reserves: Provision for doubtful debts					
(fund's name)					
Data of preceding year			300 224	()	300 224
Data of accounting year		300 224	31 575	(300 224)	31 575
(fund's name)					
Data of preceding year				()	
Data of accounting year				()	
(fund's name)					
Data of preceding year				()	
Data of accounting year				()	

1	2	3	4	5	6
Provisions for liabilities and charges: Funds for payment of 13th salary (fund's name)					
Data of preceding year			72 093	(72 093)	
Data of accounting year				()	
Guarantee repair and maintenance (fund's name)					
Data of preceding year		1 312 082	158 692	(768 116)	702 658
Data of accounting year		702 658	125 472	(747 871)	80 259

Notices

Index: Item	Index: code	Balance on beginning of accounting year	Balance on end of accounting year
1	2	3	4
1) Net assets	200	2 883 177	2 928 109

		from budget		from extra-budgetary funds	
		accounting year	preceding year	accounting year	preceding year
		3	4	5	6
2) Received for: Expenses on ordinary activities — total	210	600	640		
including: Interindustry balance funds		600	640		
Capital investment to fixed assets	220				
including:					

Manager ____________ (signature) A.I. Fedorov (name) Chief accountant ____________ (signature) S.K. Smekhov (name)

« ___ » ____________ 20 ___

Annex to Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Cash flow statement

year 20 03

		Codes		
	Form № 4 according to OKUD	0710004		
	Date (year, month, day)	2004	3	30
Organization JSC "Research-and-production corporation "Irkut"	:. to OKPO	7504910		
Taxpayer's identification number (TIN)	INN	3807002509		
Type of Activities	.to OKVED	35.30.3		
Form of incorporation / property category	according to OKOPF/OKFS	47		41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385		

Index: Item	Code	for accounting year	for the same period of preceding year
1	2	3	4
Cash balance on beginning of accounting year		690 114	3 670 288
Cash flow on day-to-day activities			
Cash received from buyers and customers		8 447 994	8 377 314
		1 504 064	1 984 359
		1 172 179	152
Other incomes		13 405 427	17 113 144
Cash assets, directed to:			
Payment of purchased goods, services, raw materials and other circulating assets	150	(7 727 782)	(17 756 689)
Labor costs	160	(1 232 696)	(1 073 110)
Payment of dividends and interest	170	(1 959 970)	(2 028 020)
Payments of taxes and dues	180	(799 390)	(611 169)
		(52 092)	(85 422)
		(12 960 520)	(13 392 282)
Other expenses		(373 926)	(484 321)
Net cash from day-to-day activities		(576 712)	(7 956 044)
Cash flow on investment activities			
Capital and other fixed assets sales proceed	210	51 051	30 819
Securities and other financial investments sales proceed	220	4 216 347	5 082 521
Dividends received	230	2 560	1 363
Interest received	240	177 624	93 493
Receipts from repayments of loans granted to other organizations	250	606 715	795 388
Purchase of branch organizations	280	()	()
Purchase of capital assets objects, income-bearing placements to intangible assets and material values	290	()	()
Purchase of securities and other financial investments	300	(2 712 388)	(5 677 694)
Loans granted to other organizations	310	(548 773)	(1 083 141)
Net cash from investment activities	340	1 793 136	(757 251)

1	2	3	4
Cash flow on financial activities Receipts from stock issues and other equity securities			
Receipts from loans and credits granted by other organizations		12 558 697	16 909 207
Repayments of loans and credits (without interest)		(14 094 418)	(11 176 086)
Extinction of obligations on financial lease		()	()
		()	()
		()	()
Net cash from financial activities		(1 535 721)	5 733 121
Net increase (decrease) of cash assets and their equivalents		(319 297)	(2 980 174)
Cash balance on end of accounting period		370 817	690 114
Value of exchange rate shift (foreign currency against rouble)			

Manager ______ (signature) A.I. Fedorov (name) Chief accountant ______ (signature) S.K. Smekhov (name)

« ____ » ______________ 20 ___

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Appendix to accounting balance sheet
for year 20 03

		Codes		
	Form № 5 according to OKUD	0710005		
	Date (year, month, day)	2004	3	30
Organization JSC "Research-and-production corporation "Irkut"	:. to OKPO	7504910		
Taxpayer's identification number (TIN)	INN	3807002509		
Type of Activities	:.to OKVED	35.30.3		
Form of incorporation / property category	ng to OKOPF/OKFS	47	41	
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385		

Intangible assets

Index item	code	on beginning of accounting year	received	issued	on end of accounting period
1	2	3	4	5	6
Intellectual property objects (exclusive rights to results of intellectual property)	010	14 199	974 601	(433)	988 367
including the rights of: Patent holder to inventions, industrial sample, useful model	011		974 601	()	974 601
Copyrights holder to computer programs, data bases	012	14 184		(433)	13 751
Copyrights holder to integrated circuits topology	013			()	
Owner to a trademark, service mark, origin mark of goods	014	15		()	15
Patent holder to selection	015			()	
Establishment charges	020			()	
Business reputation of organization	030			()	
				()	
Others	040			()	

index item	code	on beginning of accounting year	on end of accounting period
1	2	3	4
Amortization of intangible assets— total	050		
including :			
		7 654	79 523

Form 0710005 p. 2

Capital assets

Index item	code	on beginning of accounting year	received	issued	on end of accounting period
1	2	3	4	5	6
Buildings		1 892 608	118 382	(78 392)	1 932 598
Constructions and transfer devices		1 177 833	9 917	(22 226)	1 165 524
Machinery and equipment		2 151 062	705 826	(34 316)	2 822 572
Transport vehicles		188 996	23 226	(6 780)	205 442
Instruments and furniture		85 303	23 156	(5 621)	102 838
Workstock				()	
Productive livestock				()	
Perennial plantations				()	
Other types of capital assets				()	
Lands and objects of environmental management			127 807	()	127 807
Capital investment to reclamation				()	
Total		5 495 802	1 008 314	(147 335)	6 356 781

Index item	code	on beginning of accounting year	on end of accounting period
1	2	3	4
Amortization of capital assets -total	140	2 598 380	2 809 650
including: Buildings and constructions		858 570	1 445 091
Machinery, equipment and transport vehicles		1 089 017	1 334 197
other		650 793	30 362
Capital assets objects leased -- total		30 697	61 393
including: Buildings		21 193	23 307
Constructions		7 610	17 361
Machinery and equipment		1 759	882
Transport vehicles		135	19 843
Capital assets objects transferred to conservation			
Capital assets objects received to leasing -total		31 915	32 416
including:			
Computers and data processing		31 915	31 915
Equipment			501
Real estate objects accepted for operation and in the process of state registration			

For reference only	code	on beginning of accounting year	on beginning of preceding year
	2	3	4
Results of capital assets objects revaluation:			
Original (rehabilitation) value of	171		
amortization	172		

	code	on beginning of accounting year	on end of accounting period
	2	3	4
Change of capital assets objects value as a result of building extension, reconstruction and partial liquidation			

Income-bearing lease investments

Index		on beginning of accounting year	received	issued	on end of accounting period
item	code				
1	2	3	4	5	6
Property leased				()	
Property granted according to leasing contract				()	
				()	
others				()	
Total				()	

	код	on beginning of accounting period	on end of accounting period
1	2	3	4
Amortization of income-bearing lease investments			

Expenses for research, development and technologic activities

Types of activities		on beginning of accounting ного года	received	debited	on end of accounting period
item	code				
1	2	3	4	5	6
Total	310		1 955 626	(2 462 634)	-507 008
including: Production expenses			1 955 626	(1 480 030)	475 596
Investments to Research and Advanced Development			1285644	(982 604)	0

For reference only	code	on beginning of accounting year	on end of accounting year
	2	3	4
Sum of expenses for incomplete research, development and technologic activities	320		

	code	for accounting period	for same period of preceding year
	2	3	4
Sum of expenses for research, development and technologic activities with non-satisfactory results debited to extraordinary charges			

Expenses for resources development

Index		balance on beginning of accounting period	received	debited	balance on end of accounting period
item	code				
1	2	3	4	5	6
Expenses for resources development — total	410			()	
including:				()	
				()	
				()	

For reference only	code	on beginning of accounting period	on end of accounting period
	2	3	4
Sum of expenses for portions of subsurface, incomplete exploration and valuation of deposit, hydrogeological research and other activities			
Sum of expenses for resources development debited to extraordinary charges as non-effective			

Financial investments

Index		Long-term		Short-term	
item	code	on beginning of acc. year	on end of acc. period	on beginning of acc. year	on end of acc. period
1	2	3	4	5	6
Investments to Authorized Capital stocks of other organizations — total	510	1 179 435	1 012 216		
including branch and dependent business entities	511	747 387	760 236		
State and municipal securities	515	.	4 400		
Securities of other organizations –total	520	2 608	435	2 122 534	526 643
Including debt securities (bonds and bills)	521	2 608	435	2 122 534	526 643
Loans granted	525	48 959	10 814	583 672	524 531
Deposits	530				
others	535	1 231 002	1 016 865	2 706 206	1 051 174
Total	540				
From total sum financial investments with current market-value: Investments to Authorized Capital stocks of other organizations – total	550				
including branch and dependent business entities	551				
State and municipal securities	555				
Securities of other organizations –total	560	72 867	5 753		
Including debt securities (bonds and bills)	561				
others	565				
Total	570	72 867	5 753		
For reference only Financial investments with current market-value, value change as a result of evaluation adjustment	580		(67 114)		
the spread between original value and nominal value of debt securities charged to financial result of accounting period	590				

Receivables and payables

Index		Balance on beginning of acc. year	Balance on end of acc. period
item	code		
1	2	3	4
Receivables : Short-term – total		7 635 783	6 917 783
including: Settlements with buyers and customers		1 449 861	3 001 431
Advances paid		4 873 773	2 852 451
others		1 312 149	1 063 901
Long-term -total		8 636	12 418
including: Settlements with buyers and customers			
Advances paid			
others		8 636	12 418
Total		7 644 419	6 930 201
Payables: Short-term – total		8 211 757	6 584 863
including: Settlements with buyers and customers		3 450 783	6 210 043
Advances received			
payment for taxes and dues		195 084	63 509
Credits		3 871 817	140 591
Loans		616 668	2 295
others		77 405	168 425
Long-term -total		11 994 932	13 935 720
including: Credits		9 828 240	12 185 111
Loans		2 166 692	1 750 609
Total		20 206 689	20 520 583

Expenses for ordinary activities (by cost elements)

Index		for accounting year	for preceding year
item	code		
1	2	3	4
Material expenses	710	5 887 258	8 037 273
Labor costs	720	1 483 300	1 389 295
Fringe benefit expenses	730	479 551	456 644
Amortization	740	289 209	218 357
other expenses	750	3 382 378	2 422 411
Total – by cost elements	760	11 521 696	12 523 980
Change in balance (increase [+], decrease [–]): of incomplete production	765	819 604	(663 233)
Deferred expenses	766	(948 898)	1 504 226
Reserves for future expenses and payments	767	(622 399)	(609 424)

Guarantees

Index item	code	Balance on beginning of accounting year	Balance on end of accounting period
1	2	3	4
Received – total			
including: Bills			
Property accepted as pledge			
including: Capital assets objects			
Securities and other financial investments			
other			
Issued – total			
including: Bills			
Pledging of property			
including: Capital assets objects			
Securities and other financial investments			
Other			

Government assistance

Index item	code	Accounting period		For the same period of preceding year	
1	2	3		4	
Budgeting funds received in accounting year — total	910				
including:					
Interindustry balance funds		600		640	
		on beginning of acconting year	received for accounting period	Paid for accounting period	on end of accounting period
Budgetary credits – total	920				
including:					

Manager ____________ (signature) A.I. Fedorov (name) Chief accountant ____________ (signature) S.K. Smekhov (name)

« 30 » March 20 04

Annex to
Decree of Ministry of Finance of RF from 22 July 2003, № 67n
inclusive of Decree of RF Goskomstat (state statistics committee) and Ministry of Finance
dated 14 November 2003 № 475/102n)

Funds Proper Use Account
for year 20 03

		Codes
	Form № 6 according to OKUD	0710006
	Date (year, month, day))	
Organization JSC "Research-and-production corporation "Irkut"	:. to OKPO	7504910
Taxpayer's identification number (TIN)	INN	3807002509
Type of Activities	:.to OKVED	35.30.3
Form of incorporation / property category	according to OKOPF/OKFS	47 / 41
Measuring rod of money: th. rub/ mln. rub. (delete as applicable)	acc. to OKEI	384/385

Index item	code	for accounting year	for preceding year
1	2	3	4
Balance on beginning of accounting year	100		
Funds received			
Enrolment fees	210		
Members' subscriptions	220		
Voluntary contributions	230		
Entrepreneurial income of organization	240		
Other	250	600	640
Total sum of received funds	260		
Funds used			
Expenses for target events	310	()	()
including:			
Social and charitable assistance	311	()	()
Holding of conferences, meetings, seminars, etc.	312	()	()
Other events	313	()	()
Expenses for administrative personnel	320	()	()
including:			
Expenses for salaries (including accruals)	321	()	()
Other payments (except labor costs)	322	()	()
Expenses for business and official trips	323	()	()
Maintenance of premises, motor transport and other property (except repair)	324	()	()
Repair of capital assets and other property	325	()	()
Other	326	(600)	(640)
Purchase of capital assets, fixtures and fittings, other property	330	()	()
Entrepreneurial expenses	340	()	()
Other	350	()	()
Total sum of used funds	360	()	()
Balance on end of accounting year	400	()	()

Manager ________ (signature) A.I. Fedorov (name) Chief accountant ________ (signature) S.K. Smekhov (name)

« ___ » ____________ 20___

JSC
"SCIENTIFIC- PRODUCTION CORPORATION "IRKUT"

ORDER No 1575 of December 27, 2002

"On Approval of the Regulation on accounting policy for the year 2003"

Governing by the Federal Law of RF "On business accounting" of November 21, 1996 No 129-FZ, Regulation on business accounting "Company Accounting policy", approved by the Ministry of Finance of Russian Federation Order of December 09, 1998 No 60n, RF Tax Code and other standards and rules, contained in the current accountancy and tax legislation,

I ORDER:

1. To approve the Regulation on accounting policy for the purpose of business accounting for the year 2003 (Appendix No. 1).
2. To approve the Regulation on accounting policy for the purpose of tax accounting for the year 2003.
3. To approve the work plan of the business accounting accounts for the year 2003.
4. Entrust the chief accountant Rozhkov A.A. with responsibility for creation of accounting policy, business accounting and tax accounting, timely submission of complete and trustworthy business accounting and tax reporting.
5. The chief accountant Rozhkov A.A. should inform chief (senior) accountants of subdivisions about the accounting policy of JSC "Corporation "Irkut" for 2003 and control its fulfillment.
6. The responsibility for organization of business accounting and tax accounting in accordance with accounting policy approved by JSC "Corporation "Irkut" in subdivisions of JSC "Corporation "Irkut" is entrusted to the heads of subdivisions:

Housing and communal administration, Department 33, Workshop 58, Trading House "Antey", "Culture center named after Y.A.Gagarin", Sports center, Sanatorium "Radon", camping "Chaika", the merchandized canteen, Department 25.

President of JSC "Corporation "Irkut" **Fedorov A.I.**

The Order was prepared by: **ROZHKOV A.A. Tel. 12-13**
IVANOVA N.V. Tel. 18-58

Appendix No 1
to Order No 1575 of December 27, 2002

APPROVED BY:
President of
JSC "Corporation "Irkut"
Fedorov A. I.

____

Regulation on accounting policy of JSC "Corporation "Irkut" for the purposes of the business accounting for the year 2003.

1. General provisions

1.1 Business accounting form and methods in JSC "Corporation "Irkut" are established according to the current normative documents:

- Federal Law of RF "On business accounting" of November 21, 1996 No129-FZ,
- Regulation on business accounting "Company Accounting policy", approved by the Ministry of Finance of Russian Federation Order of December 09, 1998 No 60n (RAS 1/98),
- Regulation on business accounting and financial statements approved by the Ministry of Finance of Russian Federation Order of of July 29, 1998 No34n;
- Current regulations on business accounting (RAS 1-19),
- Card of accounts of the Company financial and economic activity business accounting and its application reference book, approved by the Ministry of Finance of Russian Federation Order of October 21, 2000 No 94n.
- Reference books of the calculation of the production cost price in defense branch of industry enterprises, approved by the State Committee of Russian Federation of the defense branches of industry and taken into effect since January 01, 1995 where it does not contradict to the Article 25 of the Tax Code of RF.
- Other normative documents regulating the procedures of accounting and control of the economic subjects property, liabilities and business transaction.

1.2 Business accounting is carried out by the accounting department of JSC "Corporation "Irkut", leaded by the chief accountant.

The following kinds of activity are subject to a separate accounting:

- sales of products for export;
- sales of products in RF;
- sales of the purchased goods;
- sales of securities;
- rendering of works, services for people;
- sales of the depreciable property;
- sales of other property, works, services.

1.3. The following subdivisions have separate balance sheets:

- Housing and communal administration;
- Department 33;
- Workshop 58;
- Trading House "Antey";
- "Culture center named after Y.A.Gagarin";
- Sports center;
- Sanatorium "Radon";

- Camping "Chaika";
- The merchandized canteen;
- Department 25;
- Department 70.

The following rules are applied for these subdivisions:

a) procedure of monthly reporting submission;

b) the reporting should be submitted by the 15th day of the month following the reporting one;

c) the reporting should include the following:

- circulating balance-sheet;
- incomes and expenses decoding for the shipped goods;
- tax decoding.

The responsibility for credibility of submitted reports is entrusted to the CEO and chief accountants of subdivisions.

1.4 Mixed form of the business accounting is applied in JSC "Corporation "Irkut":

indent accounting system in the Chief accounting department, Trading House "Antey", Housing and communal administration, Sports center, "Culture center named after Y.A.Gagarin", camping "Chaika", sanatorium "Radon", kindergartens;

general-ledger accounting system in Workshop 58, at the merchandized canteen and in Department 70.

1.5 The work chart of accounts of the business accounting (Appendix No 3 to the Accounting policy Order), developed on the basis of the Work chart of accounts of the business accounting of the financial and economic activity and Instruction on application thereof approved by the Ministry of Finance of Russian Federation Order of October 21, 2000 No 94n are applied in JSC "Corporation "Irkut".

1.6 The basic accounting documents are subject to accounting, if they are drawn up according to the form, contained in the uniform basic documentation forms album, and in case if no standard basic documentation forms are provided for the economic transactions registration, basic documents forms, approved by the Orders of JSC "Corporation "Irkut" shall be applied.

1.7 The documents circulation procedure of JSC "Corporation "Irkut" is determined by the Schedule of the basic accounting documentation presentation and interplant accounting of plants and departments of JSC "Corporation "Irkut", approved by the Order of General Director.

1.8 For the purposes of register in the financial statements and activity object determination, the importance criteria are applied.

For the purposes of register in the financial statements of the information, the sum constituting percentage of the sum total of the corresponding data for the reporting period not less than 5% is considered as important.

The criteria for activity object determination of the Company is importance of receipts. The index with a value exceeding 5% of the receipts sum total is considered to be important.

1.9 JSC "Corporation "Irkut" draws up financial statements for months, quarters, by the progressive total since the beginning of the year.

Annual accounting accounts shall be signed by the President and Chief accountant of JSC "Corporation "Irkut".

2. Inventory

2.1 For the purposes of the provision of the business accounting reliable data and financial statements an inventory of property and liabilities is performed in JSC "Corporation "Irkut", inspecting and documenting the assets presence, state and assessment.

The inventory is performed according to the Order of the General Director JSC "Corporation "Irkut" and Methodical instructions of the property and financial liability inventory, approved by the Order of Ministry of Finance of RF of June 13, 1995 No 49, and

according to JSC "Corporation "Irkut" standard STP 640.72.210-83 "Procedure of the wealth inventory carrying out".

2.2. All subdivisions of JSC "Corporation "Irkut" must perform inventory of:

- fixed assets and intangible assets – annually, not earlier than 1-st of October of the current year;
- work-in-process details, manufactured half-finished products, finished articles in the warehouses, raw materials and other wealth – annually (not earlier than the 1st of October of the current year) and, besides, periodically during a year upon a schedule, approved by the General Director of JSC "Corporation "Irkut";
- goods, package in the warehouses 2 time a year;
- precious metals and diamonds in the warehouses and in production – at least twice a year, and in the electroplate plant – monthly;
- spirits of all the sorts in the application places – periodically during a year upon an instruction of JSC "Corporation "Irkut" General Director, and in the maintenance supply plant – upon a receipt and monthly;

2.3. Besides inventory is compulsorily performed in the cases specified in the Regulation on business accounting and financial statements approved by Ministry of Finance of Russian Federation Order of of July 29, 1998 No34n.

2.4. Inconsistency between actual presence of the property and data of business accounting disclosed during inventory check is recorded in the business accounting accounts in the following way:

- excess property shall be debited at the market value as of the inventory date and the corresponding sum shall be referred to the financial results of the Company;
- property shortage and its damage within the natural losses standards shall be referred to production costs or costs (charges), outside the standards - at the expense of the guilty persons. If the guilty persons are not established or the judgment has denied recovery of losses by them, the losses arising from the property shortage and its damage shall be written off for the financial results of the Company.

3. Fixed assets business accounting.

Fixed assets business accounting is established in accordance with the Regulation on business accounting "Fixed assets accounting" (RAS 6/01) approved by the Order of Ministry of Finance of RF of March 30, 2001 No 26n.

3.1 For the business accounting of fixed assets, the assets applied in production manufacturing, during the works execution or services rendering, or for the managing purposes of the Company during a year, exceeding 12 months, the further resale of which is supposed and which providing benefits for the Company (income) in the future, shall be accepted.

Inventory item is the unit of asset accounting. An inventory item of fixed assets is understood to be an isolated complex of structurally joint objects, which make up an entity and are meant for fulfillment of certain work. In case an object has several parts with different useful life each part is registered separately.

3.2 The fixed assets shall be accepted for the business accounting at their initial cost.

Initial cost of the fixed assets shall be defined according to Section II RAS 6/01.

Items of fixed assets objects, the title to which are subject to state registration, shall be accepted for the accounting at the moment of filing an application for registration of the right for the item of fixed assets.

Alteration of initial cost of the fixed assets is acceptable in cases of after-construction, re-equipment, modernization, reconstruction, partial liquidation and revaluation of the respective objects.

Reevaluation of fungible fixed assets cannot take place more often than once a year (at the beginning of the year) order of the head of JSC "Corporation "Irkut".

3.3 The cost of the fixed assets items shall be paid off by amortization charging.

The amortization charging of the fixed assets items shall be performed by the line method. Annual amortized deductions shall be determined in accordance with the initial cost or (current (replacement) cost (in case of revaluation)) of the fixed assets item and amortization standard, counted in accordance with the terms of beneficial use of the item.

The term of beneficial use in respect of the fixed asset item is determined when accepting it for business accounting.

The term of beneficial use in respect of the fixed asset item accepted after January 1, 2002 is determined on the basis of expected time of beneficial use of the item taking into consideration Resolution of Russia Government "About classification of fixed assets included in depreciation groups" of January 1, 2002 under No. 1.

As for items accepted before January 1, 2002 the time of beneficial use determined at the moment of their acceptance for accounting should be applied. (In accordance with Resolution of the USSR Council of Ministers "About uniform standards of depreciation charges for complete replacement of fixed assets of the USSR economy" under No.1072 of October 22, 1990)

If the time of beneficial use of an item is not determined it should be determined by an order of director on the basis of:

- expected time of beneficial use of the item in accordance with expected capacity or work output;
- expected physical wear, depending on operation conditions (number of shifts), natural conditions and influence of aggressive environment, system of planned and preventive repairs of all types;
- regulatory, legal and other limitations on the use of the item.

For depreciable cars and passenger microbuses with initial cost more than 300 thousand rubles and more than 400 thousand rubles respectively a special coefficient of 0.5 is applied to the basic depreciation standard.

For fixed asset items, which are the subject of financial lease contract, the special coefficient applied to the basic depreciation standard equals 3.

Fixed asset items costing no more than 10000 rubles per unit are debited to production costs as far as they are used in production or their exploitation begins. Such items are posted to account 01 and registered in quantitative terms in the sheet attached to account 01.

Purchased books, brochures and similar publications are debited to production costs and registered in quantitative terms in the library stock.

Amortized deductions sum of the fixed assets items shall be registered in the business accounting by the accumulation of the corresponding sums on a separate account 02 «Fixed assets amortization».

3.4 Expenses for major repairs of the fixed assets shall be written off according to the completion of repair works for the cost price of production (works, services). Expenses for the current repairs shall be written off for the cost price of production (works, services) according to physical completion of works.

3.5 For the purposes of registration of retirement of the fixed assets items (sale, writing off, partial liquidation, free assignment, etc.), a control account 019 «Fixed assets retirement» shall be open to the account 01 «Fixed assets».

4. Intangible assets accounting.

Intangible assets accounting in JSC "Corporation "Irkut" is performed in accordance with the Regulation on business accounting RAS 14/2000 "Intangible assets accounting", approved by the Order of the RF Ministry of Finance of October 16, 2000 No 91n.

Assets are accepted as intangible for the business accounting in the case of lack of physical composition, using of production in manufacture, in the case of services rendering for the Company management needs during a long time (terms of beneficial use, duration more than 12 months or usual operational cycle, if it exceeds 12 months), which are not subject to the

furthermore resale and which can make an economic profit (income) in the future, at that the presence of the duly drawn documents, confirming the asset existence and an exclusive right of Company to the intellectual activity results (licenses, certificates, other protective documents, license or brand concession (acquisition) contract, etc.) is necessary.

4.1 Intangible assets are accepted for the business accounting at the initial cost.

The initial cost of the intangible assets is determined in accordance with Section II RAS 14/2000.

4.2 The intangible assets items cost shall be paid off by the amortization charging by the line method according to the initial cost of the intangible assets and standards, calculated by the Company according to the terms of their beneficial use.

- The determination of terms of intangible assets beneficial use is performed in accordance with:
  - license, certificate period of validity and other limited terms of use of the intellectual property in accordance with the legislation of RF;
  - estimated terms of beneficial use of this item, during which the Company can receive economic profits (income);
  - estimated terms of beneficial use of the results received REDTW, during which the Company can receive economic profits, but not longer than 5 years.

  According to the intangible assets, the terms of beneficial use of which cannot be determined, the amortization norms shall be established on the expectation of 20 years (but not longer than the terms of the Company activity).

- The terms of beneficial use of the intangible assets items is determined by commission, the membership of which shall be approved by the General Director of JSC "Corporation "Irkut".

4.3 Amortized deductions on the intangible assets shall be registered in the business accounting by the corresponding sums charging on the account 05 "Intangible assets amortization".

5. Inventories accounting.

The business accounting of the inventories is established in accordance with the Regilation on business accounting «Inventories accounting» (RAS 5/01), approved by the Ministry of Finance of RF Order of June 09, 2001 No 44n.

5.1 Inventories shall be accepted for the business accounting according to the actual purchasing expenses.

- Actual cost of the inventories shall be determined according to Section II RAS 5/01.
- The transportation and procurement expenses shall not be included in the actual cost of inventories (except for the black oil) and shall be registered on the balance account 15-control account «Transportation and procurement expenses».

  Transportation and procurement expenses for the purchased black oil shall be included in its actual cost.

- At the inventories issue (except for the black oil) the transportation and procurement expenses shall be written off for the debit of accounts of the manufacturing expenses. The transportation expenses writing off percent shall be determined by the counting in the ratio of the transportation expenses cost to the inventories cost. Black oil shall be written off to the production at the actual cost.
- Blank production and warehouse maintenance expenses of JSC "Corporation "Irkut" shall not be included in the actual cost of the inventories, but shall be referred to administrative expenses.

5.2 At the materials issue for production and other dropout their evaluation shall be performed according to:

- average actual cost for other property (purchased and plant manufactured), which shall

be determined for every inventories type, as quotient of the division of the inventories type general cost on their quantity, made from the cost price and quantity according to remains at the beginning of month and to the inventories received this month.

At the component parts (PCP) issue for production their evaluation shall be performed according to actual cost of each unit.

No reserve is formed for devaluation of inventories.

6. Personnel expenses accounting.

Personnel expenses business accounting in the Company is performed in accordance with RAS 10/99 approved by the Order of Ministry of Finance of RF of May 06, 1999 No 33n.

Personnel expenses include:

- any payment in favour of employees of JSC "Corporation "Irkut" in money or payment in kind, provided by the current
  - remuneration of labour system,
  - provisions of awarding bonuses,
  - labour contract,
  - collective agreement.
- compensatory payments, concerning the work regime or with conditions of work, provided by the current legislation;
- remuneration of labour expenses to employees not on the permanent staff of JSC "Corporation "Irkut", for the works carried out under the concluded civil contracts, except for the remuneration of labour under the civil contracts, concluded with independent businessmen.

Analytic accounting according to account 70 "Remuneration of labour payment" is performed for each employee of the Company.

7. Production expenses, finished production accounting.

Structure, classification, expenses economic elements and charges costing items, included in the cost price of JSC "Corporation "Irkut" production, procedures and methods of planning, accounting and calculation of the cost price of JSC "Corporation "Irkut" production shall be determined in accordance with Instructions of the production cost price accounting in enterprises of defense branches of industry, approved by the State Committee of RF of the defense branches of industry and taken into effect since January 01, 1995 in the part, not contrary to the current business and tax legislation.

7.1. Production expenses accounting is performed according to the Ordered accounting method. A separate manufacturing Order is an object of accounting. An Order shall be open for a separate article production or group of articles (works, services).

The following expenses shall be referred to Order directly:

- materials;
- component parts;
- engines;
- remuneration for manufacturing employees;
- social tax charging on the remuneration for manufacturing employees;
- administrative expenses.

7.2. Work-in-process shall be registered in accounting balance sheet at the actual reduced (without administrative expenses) production cost price.

7.3. Administrative and production expenses accounting is performed by the boiler method according to the plants and factory expenses nomenclature, approved by the General Director of November 12, 1998.

Representation expenses are formed in accordance with Regulation on representation

expenses in force in JSC "Corporation "Irkut".

The uniform standards of the traveling expenses for JSC "Corporation "Irkut" employees are established in JSC "Corporation "Irkut" according to the Order of General Director.

Factory expenses shall be written off at the end of the reporting period for the debit of the production expenses accounts proportionally to the basic production staff remuneration.

Factory expenses shall be written off entirely for the debit of the account 90 "Sales" control account 6 "Management expenses" monthly.

7.4. Sales expenses include advertising, marketing and other expenses.

Sales expenses shall be registered in accounting upon the account 44 "Sales expenses" and shall be written off monthly for the sales accounting account entirely.

Annual estimate of advertising expenses shall be established by the Order of Director.

7.5. For the issued production, works completed and services rendered accounting, the account 40 "Issue of production (works, services)" shall be applied.

Finished production accounting is performed at a reduced normative (planned) cost price with a separate accounting of actual cost deviation. Cost price deviations from the normative (planned) cost are registered on the account 40 in correspondence with account 90 "Sales".

7.6. Finished production is registered on account 43 "Finished production" in correspondence with account 40 "Issue of production (works, services)".

7.7. Expenses incurred during a reporting period, but referred to the next reporting periods shall be registered as the future reporting period expenses.

The future reporting period expenses may include the following expenses:

- R&D, performed before January 01, 2004;
- marketing services;
- insurance services;
- programs with an exclusive intellectual property rights not registered;
- licenses;
- other similar expenses.

8. Research, experimental development and technological works expenses accounting

Research, experimental development and technological works (R&D) expenses business accounting shall be performed in accordance with Regulation on business accounting "Research, experimental development and technological works expenses accounting" No 17/02, approved by the Order of Ministry of Finance of Russian Federation No115n of November 19, 2002.

An inventory item for R&D is an aggregate of expenses upon the works completed, the results of which are applied independently in production or for the management purposes of the Company.

Completed sub-stages, stages under contract or contract price entirely depending on the procedures provided by the contract with the R&D contractor may be considered as a separate R&D inventory item.

R&D, completed before January 01, 2003 and applied in production are considered as expenses of the future periods in accordance with the accepted procedures on the date of the beginning of use. Writing off R&D shall be performed proportionally to the issued production volume.

After January 01, 2003 for the R&D expenses accounting, account 086 "Investments in the non-circulating assets" (a separate control account) shall be applied.

After the signing of the performed works act, expenses are transferred from the balance account 086 "Investments in the non-circulating assets" to the account 04 "Intabgible assets".

Analytic accounting of R&D expenses upon the account 086 "Investments in the non-circulating assets" shall be performed separately in the view of contracts.

The terms of R&D expenses writing off are established by the Order of General Director,

according to estimated terms of the R&D received results use, during which economic profit may be made.

The writing off of expenses shall be carried out by the line method evenly, during an accepted period.

In case of cancellation of the R&D results use, or when the lack of economic profit in the future becomes evident, the amount of expenses, not referred to common kinds of activity expenses, are subject to writing off for the extraordinary charges of an reporting period on the date of taking of decision on works results use cancellation.

9. Financial investments accounting

Financial investments accounting in JSC "Corporation "Irkut" is established in accordance with Regulation on business accounting "Financial investments accounting" (RAS 19/02), approved by the Order of Ministry of Finance of RF of December 10, 2002 No126n.

9.1 A unit of the financial investments business accounting is:

- for the state and municipal securities – securities series, issued by a sole issuer;
- for securities of other companies:

- a security number – for bills of exchange;
- securities series, issued by a sole issuer – for a bond;
- a company, where "Scientific-Production Corporation "Irkut" is a shareholder.
- for other forms of financial investment (loans, investments on authorized capital stock, deposit investments, receivables under an assignment contract, etc.) – a separate object of financial investment under one contract.

Financial investments are accepted for the business accounting at an initial cost.

An initial cost of the financial investments purchased at a charge is the sum spent by the Company on the purchase less value-added tax and other reimbursable taxes (except the cases specified in RF legislation on taxes and fees) as well as expenses dealing with purchase of financial investments.

If the amount of expenses is less than 5% of the sum paid to the seller they shall be registered in business accounting as other operating expenses of that reporting period, when they occurred.

9.2 A separate accounting of financial investments is performed on the following positions in JSC "Corporation "Irkut":

- financial investments, according to which the current market value may be determined in accordance with procedure established by RAS 19/02;

A quarterly (at the last reporting date) adjustment is performed on such financial investments of the current market value, with a difference referred to the financial results.

- financial investments according to which their current market value is not determined.

Such financial investments are registered in business accounting at the reporting date at initial cost.

9.3 Determination of current market value in case of retirement of financial investments:

At the retirement of financial investments, the current market value of which was determined, their cost shall be determined according to their last evaluation.

At the retirement of financial investments, the current market value of which was not determined, their cost shall be determined

- for the state and municipal securities – on the basis of average initial cost (as the accounting is performed according to series);
- by bill of debt at initial cost of each unit of the business accounting (if the accounting is performed at number, or at an average initial cost (as for state securities, if the accounting is performed at series);

- miscellaneous financial investments (investments on authorized capital stock of other companies, loans granted, bills of exchange, deposit investments in lending agencies, etc.) – at initial cost of each unit of the business accounting.

At the retirement of investments on authorized capital stock, extinguishing of the loans granted to other companies, deposit investments, etc. their cost is determined according to initial cost.

9.4. Profits and losses of JSC "Corporation "Irkut" on the financial investments are considered as transaction profit and losses.

9.5. No reserve for securities is formed.

10 Reserves creation and accounting.

10.1. Reserves are created for the further expenses concerning warranty repairs and maintenance of the production, in respect of which, in accordance with conditions of the contract with purchaser, repairs and maintenance are provided during the warranty period in accordance with Industrial instructions of cost price accounting in enterprises of the defense branches of industry. Amount of the created reserves is included in the production expenses as production is shipped.

10.2. Reserves are created for the payment of annual reward. Reservation of amounts for the annual reward is performed during the year as production is shipped.

10.3. Reserves for doubtful debts are formed in accordance with c point 70 of the Regulation on business accounting and financial statements approved by the Ministry of Finance of Russian Federation Order of July 29, 1998 No34n. the amount of reserve in respect of doubtful debts shall not exceed 10% of earnings arising from sales for the purposes of taxation of profits, calculated according to the Article 249 of the Tax Code of RF. The reserve is charged in respect of doubtful debts, the amount of which equals or exceeds 1 million rubles. Analytic accounting according to account 63 «Reserves in respect of doubtful debts» shall be kept on each created reserve.

11. Goods accounting

Business accounting is established in accordance with Regulation on business accounting «Inventories accounting» (RAS 5/01), approved by the Order of Ministry of Finance of RF of June 09, 2001 No 44n, Methodological recommendations on accounting of costs included in circulation and production costs and financial results in trading companies and catering facilities approved by Committee on trade of Russian Federation as agreed with Ministry of Finance of Russian Federation April 20, 1995 under No. 1-550/32-2 as far as it does not contradict Chapter 25 of Tax Code of Russian Federation.

Goods purchased for retail sale are recorded at retail (selling) value; the difference between the purchasing value and the selling value (discounts, markups) is recorded separately on account 42.

When purchased goods are realized the markup amount is reversed to the debit of account 90 (control account for accounting of the written down cost of goods) and to the credit of account 42.

If the goods are sold by wholesale the markup amount is reversed to the debit of account 41 "Goods" and credit of account 42 "Trade markup".

The trading costs include expenses for delivery of purchased goods, if the delivery is not included in the price of goods under the contract, warehouse expenses and other expenses of the current month dealing with purchase and sale of the goods.

From trading costs only expenses for delivery (transport costs) of purchased goods to the warehouse are distributed to the goods remaining at the warehouse for the end of the reporting period, in case these expenses are not included in the price of goods under the contract. All other expenses (trading costs) are completely debited to the account of sales accounting at the end of

the reporting period.

In catering facilities account 20 "Primary production" is used for business accounting of goods purchased for resale along with account 41 "Goods"; as analytic goods accounting in catering facilities is performed for materially-responsible persons (sales outlets) goods purchased for resale and products produced by catering facilities are recorded separately. It allows to get full information about circulation of purchased and own products for each materially-responsible person (sales outlet).

12. Revenue accounting.

Revenue from production (works, services) for the purpose of business accounting shall be determined as production is shipped, analytic accounting shall be kept in respect of all kinds of sold production (works, services).

Revenue in case of the long manufacturing cycle shall be considered after the production (works, services) is finished entirely.

To summarize the information on shipped production (goods) presence and transportation, the revenue of which cannot be registered in the business accounting during a certain period (for example, during goods exports), an account 45 « Goods shipped » shall be applied.

Differences in the sums of the current year increase or decrease the income or expenses value on the common kinds of activity.

Differences in the sums of the past year are registered as expenses or income of the past years, revealed in the reporting year.

Export duty amounts are registered on a separate control account to the account 90 «Sales».

As the provision of assets into temporary use for rent under the provisions of a lease is not subject of the activity of JSC "Corporation "Irkut", the rent received for leasing of permanent assets objects is registered on account 91 "Other income and expenses".

13. Receivables

Receivables with the limitation of action terms expired shall be written off upon a decision of self-supporting commission at the expense of reserves in respect of doubtful debts means, or on the economical activity results if in the course of the period preceding the reporting one these debts were not provided for according to procedure specified in c. 10.3 of the present Regulation.

14. Accounting of business transaction expressed in foreign currency.

Business accounting of business transaction, expressed in foreign currency shall be performed in accordance with Regulation on business accounting "Accounting of property and obligations of company, cost of which is expressed in foreign currency" (RAS 3/2000) approved by the Order of Ministry of Finance of RF of January 10, 2000 No 2n.

Accounting according the currency accounts of JSC "Corporation "Irkut" and transactions in foreign currency is performed in rubles according to foreign currency converting at the exchange rate of the Central bank of Russian Federation as of the date of transaction and for the last day of each month.

The exchange rate difference are recorded on account 91 "Other revenues and expenses" and are comprehensively shown in reporting.

15. Target financing accounting

Target financing accounting is performed in accordance with ***RAS*** 13/2000 "Government aid accounting".

Budgetary funds recognized for business accounting in accordance with c. 5 of RUS

13/2000 are recorded in business accounting as creation of target financing and incurring of debt in the amount of appropriate sum of the funds.

Budgetary funds are recognized in business accounting of JSC "Corporation "Irkut" as far as actual resources are received, that is arrival of target financing funds is recorded to the debit of accounts for accounting of funds, investments, etc. and to the credit of account 86.

16. Loans and credits accounting.

Loans and credits accounting is performed in accordance with RAS 15/01 "Loans, credits and their maintenance expenses accounting".

Accounting of borrowed funds at the disposal of JSC "Corporation "Irkut" with repayment period under the loan or credit contract exceeding 12 months is performed within long-term debt until expiry of the stated period.

Amounts of interests payable or discount as expenses according to the bills of exchange issued by JSC "Corporation "Irkut" are included in the structure of operating expenses, without prior registration on the future periods expenses accounts.

Additional expenses, incurred by JSC "Corporation "Irkut" in connection with loans and credits procurement, bills of exchange issue and floatation by JSC "Corporation "Irkut", are registered in the structure of the operating expenses in an reporting period, when they were incurred.

They include:

- rendering of legal and consultation services to borrower;
- copying of documents;
- payment of taxes and duties (in cases, provided by the current legislation);
- examination works;
- communications facilities;
- other expenses, connected with loans and credits procurement, loan obligations floatation.

17. Accounting of income tax calculations

Income tax calculation accounting is established in accordance with Regulation on business accounting "Income tax calculation accounting" (RAS 18/02), approved by the Order of Ministry of Finance of RF of November 18, 2002 No 114n.

17.1 Information on permanent differences is formed according to basic accounting documents.

In business accounting the permanent differences are reflected in analytic accounting of the corresponding assets and obligations calculation account, in evaluation of which the permanent difference arose. Accounting certificates are drawn up monthly for the permanent differences amounts.

Charging of the permanent tax obligations is performed in an reporting period, when permanent differences according the accounting certificates were formed.

The permanent tax obligations are reflected in business accounting on the account 99 "Profits and losses", control account "Permanent tax obligations" in correspondence with credit of account 68 "Tax and duties calculation".

17.2 The deducted temporary differences and taxable temporary differences of the reporting period are reflected in business accounting in analytic accounting of the corresponding assets and obligations calculation account, in evaluation of which the deducted temporary difference or taxable temporary difference arose.

Deferred tax assets are recorded in business accounting on account 09 and deferred tax obligations are recorded in business accounting on account 77 in correspondence with account 68 "Budget settlements" until alterations are made in the chart of business accounting accounts.

In analytical accounting deferred tax assets and obligations are recorded differentially according to asset types in the estimated value of which a temporary difference or a temporary taxable difference occurred.

17.3. If RF legislation on taxes and fees states different rates of the income tax for different revenue types then in the course of estimating the deferred tax asset or obligations the income tax rate corresponds the type of revenue which results in decrease or complete settlement of deductible or taxable temporary difference in the period following the reporting one or in subsequent reporting periods.

17.4. When drawing up financial statements the amount of deferred tax asset and deferred tax obligations is recorded in detail.

17.5. Income tax nominal expense (nominal revenue) is recorded in business accounting on a separate control account to account 99 "Profits and loses".

17.6. In case there are permanent tax obligation, deferred tax assets and deferred tax obligation, adjusting income tax nominal expense (nominal revenue) the following information is specified separately in notes to the accounting balance-sheet and profit-and-loss report:

- income tax nominal expense (nominal revenue);
- permanent and temporary differences, which occurred in the reporting period and caused adjustment of the income tax nominal expense (nominal revenue) for the purpose of determination of the current income tax (current tax loss);
- permanent and temporary differences, which occurred in previous reporting periods, but caused adjustment of the income tax nominal expense (nominal revenue) of the reporting period;
- amounts of the permanent tax obligation, deferred tax asset and deferred tax obligation;
- reasons for alteration of applied tax rates as compared with the previous reporting period;
- amounts of deferred tax asset and deferred tax obligation debited to the account of profit and loss accounting because of retirement of asset item or the type of obligations.

18. Disposition of profits.

In accordance with the Charter of JSC Corporation "Irkut", in the presence of net profit, remaining after all the taxes are paid, upon a decision of meeting of shareholders the task funds shall be created:

- scientific and technical fund;
- social and economic stimulation fund;
- reserve fund, which amounts to 5% of the authorized capital

Reserve fund is created out of allocations of 5% of the net profit to the established by the Charter dimension.

Chief accountant **ROZHKOV A.A.**

Manager of the internal audit department **IVANOVA N.V.**

Appendix No 2
to Order No 1575 of December 27, 2002

APPROVED BY:
President of
JSC "Corporation "Irkut"
Fedorov A. I.

____

Regulation on accounting policy of JSC "Corporation "Irkut" for the purposes of tax accounting for the year 2003.

1. General provisions

1.1 Tax accounting shall be performed according to the current normative documents:

- Tax Code of the Russian Federation;
- Federal Laws on taxes and duties, directions and other current normative acts of the tax legislation.

1.2 Taxable basis calculation according to all the taxes are performed by the Chief accounting department.

2. Property tax

2.1. The property tax is calculated and paid in accordance with the Chapter 30 of the Tax Code of Russian Federation "Companies property tax" and instruction of RF State tax service under No. 33 of June 8, 1995 "About the procedure of assessment and payment of Companies property tax to the budget".

2.2. In JSC "Corporation "Irkut" for the purpose of inclusion in the tax base of the property tax accounting of expenses for erection of buildings and constructions, installation of equipment is performed separately if the due period of construction (installation) specified in the contract in accordance with construction documents is over.

2.3. Separate accounting is also meant for non-taxable property including, but not limited to the property used for:

- infant schools;
- sanatoria sports camps;
- recreation centers;
- libraries;
- objects of communal and cultural sphere;
- residential properties;
- hotels;
- fitness center.

2.4. JSC "Corporation "Irkut" performs separate accounting of property used in business activity carried out on the basis of certificate on payment of single tax for imputed revenue.

3. Transport tax

3.1 Transport tax is calculated and paid in accordance with Chapter 28 "Transport tax" of the Tax Code of the Russian Federation and the Law of Irkutsk Region No61-oz of September 27, 2002. "Transport tax".

3.2 JSC "Corporation "Irkut" pays transport tax for all the vehicles operated in branch offices and agencies to the budget of constituent of the Russian Federation according to the branch office and agency location in case if vehicle is registered according to the branch offices and agencies location.

3.3 JSC "Corporation "Irkut" pays transport tax for all the vehicles operated in branch offices and agencies and registered in State Traffic Safety Inspectorate (STST) of Irkutsk to the budget of Irkutsk.

3.4 In case of leasing of vehicles, including airborne vehicles, the tax is paid by JSC "Corporation "Irkut".

4. Income tax

4.1 General provisions

4.1.1 Income tax is calculated and paid in accordance with Chapter 25 "Income tax" of the Tax Code of the Russian Federation.

4.1.2. When assessing the income tax revenues and expenses are determined by means of accrual method.

4.1.3 Analytic registers forms of the tax accounting for the purposes of tax basis determination according to the income tax shall be approved by the Chief accountant of JSC "Corporation "Irkut".

4.1.4. To organize tax accounting a special form of primary tax accounting for determination of the tax base for income tax "Statement of accountant or other specialist of the company" is adopted.

4.1.5 For the purposes of tax basis determination according to the income tax, a separate keeping of incomes and expenses accounting on the following kinds of activity and business transaction:

- general production manufacturing and sale,
- purchased materials, installation equipment, unfinished capital investments;
- transactions with securities;
- depreciable property sales (including export);
- producing and sales of other property, works, services;
- business transaction accounting for subdivisions, which are to pay single tax for imputed revenue.

4.1.6. For the purposes of income taxation it is established that expenses that cannot be directly charged as expenses for a certain type of activity are distributed in proportion to the salary of the regular labour force, share of appropriate revenue in the total amount of all revenues and other figures specified for each type of expense.

4.1.7. For the purposes of income taxation it is established that revenues and expenses related to several reporting periods are evenly distributed in accordance with the terms of concluded contracts.

4.1.8. Revenue and expense tax accounting in subdivisions of JSC "Corporation "Irkut" with incomplete balance sheet is performed in accordance with provisions of the present order. Appropriate tax accounting records and attached decoding are monthly drawn up in the stated subdivisions and submitted to the central accounting department.

4.2 Procedures of income acknowledgement and accounting

4.2.1 For the purposes of the income tax calculation all the income shall be divided into:

a) revenue from goods (works, services) sales and interests (hereinafter referred to as – income from sales);

б) extraordinary income.

4.2.2 Income accounting of JSC "Corporation "Irkut" is performed according to depreciation method, i.e. the incomes are acknowledged in a reporting (tax) period, when they were received, irrespective of actual receipts of funds, other property or interests on their account.

At that, the date of acquisition of income for the target tax accounting is:

- date of passing of property to the shipped property, defined in accordance with

contract;

- date of signing of the act of the works performed (services) at works performance (services);

- at property, works, services realization under the agency contract – date, stipulated in the notification of agent;

- income, acquired in foreign currency, shall be converted in rubles at the official rate, established by the Central Bank of RF as of the date of income acquisition;

- income shall be defined considering the summary difference.

4.2.3 Incomes from sales shall be classified in the register of the tax accounting (form NoNP-14), for the filling of which the business accounting data serve as a base.

4.3 Procedure of creation, acknowledgement and accounting of expenses, connected with the manufacturing and sales.

Expenses related to production and (or) sales are divided into:

- material expenses;
- labour expenses;
- depreciation amounts;
- other expenses.

4.3.1 Material expenses.

The material expenses for the purposes of taxation include expenses of JSC "Corporation "Irkut", defined in accordance with the provisions of Article 254 of Tax Code of RF.

The cost of the inventory holdings, included in the material expenses, shall be defined according to the actual expenses amount for the purchasing, except for the value added tax and other reimbursable taxes. Expenses are formed in accordance with Clause 5 of the accounting policy of the business accounting.

Material expenses amount at the writing off of raw materials and materials, used for production (works performance, services), are defined according to the method of evaluation for the average cost price.

Defining the material expenses amount at the writing off of the component parts a method of evaluation for to the cost price of a unit of store shall be applied.

The direct expenses include the following material expenses:

- purchasing of the raw materials and materials, used in manufacturing of goods (works performance, rendering of services) and constituting their base or considered a necessary component for the manufacturing of goods (works performance, rendering of services), less waste and cost of raw materials and materials delivered to the plants, but not used in manufacturing in the current month;

- purchasing of the component parts and half-finished goods subject to assembly and (or) additional processing in company, including engines.

Tax accounting data in the part of material expenses is formed in the register of tax accounting (form No NP-1), for the filling of which the accounts department certificates serve as a base.

4.3.2 Depreciable property.

For the purposes of tax accounting the depreciable property is defined in accordance with Articles 256-259 of the Tax Code of RF.

Depreciable property is a property, intellectual activity results and other objects of intellectual property, possessed by JSC "Corporation "Irkut" according to the right of property, and used for the purposes of profit earning and the cost of which is subject to paying off by the amortization charging. Property with the terms of beneficial use exceeding 12 months and with an initial cost exceeding 10 000 rubles, except for the property stipulated in Clause 2, 3 of Article 256 of the Tax Code of RF.

- **Fixed assets.**

The initial cost of fixed assets is an amount of expenses for its acquisition, construction, delivery and setting-up procedures, except for the tax amounts, deductible or registered in the structure of expenses according to the Tax Code of RF.

The initial cost of fixed assets changes in cases of after-construction, re-equipment, modernization, reconstruction, partial liquidation of the respective objects and other similar cases.

The initial cost according to the own manufacturing fixed assets is defined as cost of the finished production, calculated in accordance with Clause 2 of Article 319 of the Tax Code of RF, i.e. in direct expenses amount.

Reevaluation of the fixed assets uniform items groups may be carried out maximum once a year (before the reporting period begins) upon an Order of the General Director of JSC "Corporation "Irkut".

During revaluation (price mark-down) of the fixed assets items cost on the market value positive (negative) amount of such revaluation shall not be considered as income (expense), registered for the purposes of taxation and shall not be accepted for the amortization charging.

For the purposes of taxation of income it is established, that classification of the fixed assets items into amortization groups is performed according to the terms of beneficial use, defined in accordance with specifications and recommendations of the manufacturer according to the fixed assets classification, defined by the Government of RF.

The terms of beneficial use of the fixed assets is defined in accordance with Article 258 of the Tax Code of RF.

The terms of beneficial use of an item increases within the limits of periods, established for the amortization groups, a fixed asset belongs to, if after reconstruction, modernization, re-equipment of the item, the terms of its beneficial use increased.

For the purposes of taxation of income according to the fixed assets items a line method of amortization charging is established.

Amortization amount is defined:

- according to the fixed assets, purchased before January 01, 2002 from the remaining cost of fixed assets, defined according to Article 257 of the Tax Code of RF as of January 01, 2002, the terms of beneficial use is defined taking into consideration the classifier of fixed assets, approved by the Russian Federation Government "The classification of fixed assets included in the amortization groups" of January 01, 02 No1.
- according to the fixed assets, purchased after January 01, 2002 as of the date of the putting into operation of the fixed assets item in accordance with the provisions of Article 258 of the Tax Code of RF and Decision of the Russian Federation Government "The classification of fixed assets included in the amortization groups" of January 01, 2002 No1.

For the purposes of taxation of income in respect of the used fixed assets items, the amortization norm shall be defined according to the terms of beneficial use less the quantity of months during which it was operated by other owners.

For the amortized cars and passenger buses, with an initial cost exceeding 300 000 and 400 000 rubles accordingly, a special reducing coefficient in amount 0.5 shall be applied to the amortization standard.

For the purposes of taxation of income in respect of fixed assets items, which are subject of the finance lease contract, a special coefficient 3 shall be applied to the amortization standard.

For the purposes of income taxation depreciation is not charged for the following fixed assets:

- assigned (received) under contracts in uncompensated use;

- temporarily closed for more than 3 months upon resolution of the Company management;

- being under reconstruction and modernization for more than 12 months upon resolution of the Company management.

To determine temporary difference tax roll for accounting of fixed asset depreciation (form NR-3) and a statement on writing off of fixed assets with initial cost 10,000 roubles or less are drawn up according to the data of business accounting and tax accounting related to fixed asset depreciation.

When depreciable property is sold the tax base is determined in the records of tax accounting (forms No. NR-12.1, NR-12.2, NR-12.3) in accordance with Article 268 of Tax Code of RF.

- **Intangible assets.**

For the purposes of taxation the assets meeting the requirements of Clause 3 of Article 257 are acceptable as intangible assets.

Initial cost of the amortized intangible assets is defined as the sum of their purchasing (creation) expenses and setting-up procedures, except for the tax amounts, considered in structure of expenses in accordance with the Tax Code of RF.

The amortized intangible assets do not include intangible assets the initial cost of which equals to 10 000 rubles inclusive, in accordance with Article 256 of the Tax Code of RF. The cost of such uintangible assets shall be included in the structure of expenses in full amount as they are put into operation.

The terms of beneficial use of items of the intangible assets is defined according to the license, certificate period or other limitations of intellectual property items use in accordance with the legislation of RF, and according to the terms of beneficial use of intangible assets, conditioned by the corresponding contracts.

Chief accountant	**ROZHKOV A.A.**
Manager of the internal audit department	**IVANOVA N.V.**

Irkutsk, 2002

CONSULTING AND APPRAISAL CENTER Ltd

Building 4, 2 Perovsky proezd, Moscow, Russia, 111024

№ 02-08/03 PC

REPORT
ON DETERMINATION OF THE MARKET VALUE OF ONE SHARE OF THE IRKUT CORPORATION
in the minority interest

Customer: **Joint Stock Company "Scientific - Production Corporation "Irkut"**

Service Provider: **Consulting & Appraisal Center Ltd**

Valuation date: **May 22, 2003**

Moscow, 2003

Index

1. Essential Details and Valuation Results

Customer	Joint Stock Company "Scientific - Production Corporation "Irkut"
Executor	Consulting & Appraisal Center Building 4, 2 Perovsky proezd, Moscow, Russia, 111024 INN: 7722253035 Bank account: 40702810400002001143 in LEFCO-BANK JSCB, Moscow Correspondent account: 30101810000000000683, BIK: 044583683 Appraisal license No. 003595 of Feb. 08, 2002. Issued by the RF Ministry of Property Relations. Valid since Feb. 8, 2002 until Feb. 8, 2005
Valuation Object (the Object)	1 (one) ordinary minority share of Joint Stock Company "Scientific Production Corporation "IRKUT"
Valuation date	May 22, 2003
Report preparation date	August 24, 2003
Ground for valuation	Agreement on evaluation of business value №065/03, dated August 08, 2003
Valuation purpose	Informing of Customer about fair market value of valuation unit
Evaluation function	Evaluation results can be used when making managerial decisions
Liability insurance data	Police (19/03-019395) on Appraiser's public (professional) liability insurance. Issued by "Informstrakh" insurance company on March 01, 2003
Evaluation standards	TIAVSC 1…4 and Russian Federal Standards

Conclusion of the cost:

According to the performed analysis, based on the starting data and the information of Customer, the market value of 1 ordinary share of the Company in the minority interest as of May 22, 2003, roughly accounts for:

5(Five) RUR 67 Kopecks,

that in recalculation at the Bank of Russia rate as of evaluation date (30, 8902 RUR for one USD) roughly accounts for:

0,18 USD

F. K Frank /signed/
General Director

Distribution of this report

This report is intended for the spread among only those persons, whom it is addressed, as well as for the above-stated purposes. We do not accept responsibility to anybody, beside those whom this report is addressed.

The report or its copy can be furnished to the governmental authorities on their demand in the cases, directly provided by the effective Federal Laws of RF.

This report copies can be furnished by the Customer advise if they become aware of the fact that we are not responsible to them for this report, and that the report will be used only by them and only for the above-stated purposes. The furnishing of the report for other purposes to anybody, besides those persons whom it is addressed as well as its copying, wholly or in parts, may be performed only with our permission in writing.

Essential remarks on evaluation results. Values.

The management of the Customer asked Consulting & Appraisal Center Ltd hereinafter referred to as Appraiser to determine a market value of one ordinary share of the Irkut Corporation as of May 22, 2003.

The scope of work performed by Consulting & Appraisal Center Ltd, is described in the report enclosed, but here we would like to draw readers' attention to all limitations stated there in.

When developing our conclusion on eventual range of fair market value of the Company shares, we were guided by the Russian law in force (specifically, by the Federal Law on Valuation Activity in Russian Federation), and by the Russian Federal Standards.

For this, we have given the following market value definition.

The market value[1] - shall be deemed as the most probable price at which the object in question may be disposed of on the open market in competitive conditions when the parties to the transaction act logically, are in possession of all necessary information and when the amount of the transaction is not influenced by any extraordinary circumstances, i.e. when:

- neither party is obliged to dispose of the object and neither party is obliged to accept the object;
- the parties to the transaction are well informed as to the subject thereof and act in their own interests;
- the appraisable object is placed on the open market on public offer;

The amount of the transaction represents a reasonable remuneration for the appraisable object in case if:

- there is no compulsion to perform the transaction on either party thereto from any quarters whatsoever;
- payment in respect of the appraisable object is expressed in monetary form."

[1] Federal Law of July 29, 1998 "On Valuation Activity in the Russian Federation"

According to TIAVSC Standards (The International Assets Valuation Standards Committee),

"Market value is the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arms-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

These are definitions of values different from the market one acc. to the Russian valuation standards[2]

a) Value of a *restricted market* asset – is a value of an asset impossible to sell in the open market or requiring extra costs to do so as compared with those for the free market.
b) Asset *compensation* value – is a sum of costs required for creation of a similar asset at the market value as of the date of appraisal and considering depreciation of the prior asset.
c) Asset *reproduction* value – is a sum of costs formed by the current market values (i.e. the ones of the date of appraisal) required to reproduce a similar asset using similar materials and technologies but considering depreciation of the prior asset.
d) Asset *investment* value – is a value of an asset defined by profitability of that very asset for a specific person with specific investment purposes stated.
e) Asset *taxation* value – is a value of an asset determined for tax base evaluation and calculated in accordance with legislative acts' provisions (incl. inventory value);
f) Asset *disposal* value - is a value of an asset in the event if the asset should be disposed before the term accepted for exposition of similar assets;
g) Asset *utilization* value - is a value of an asset equal to the market value of the materials involved in it plus assets utilization costs;
h) Asset *specific* value – is a value determined by specific conditions included into appropriate legislative acts or appraisal (valuation) contracts but not included into the definition of the market or any other value stated in these standards.

The process of valuation can involve three approaches: a cost-based approach, a comparative approach and a profit-based approach.

The cost-based approach - is a total of asset valuation methods based on calculation of costs required either for compensation or reproduction of the asset but considering its depreciation.

The comparative approach – is a total of asset valuation methods based on comparison of that very asset with other similar assets whose price and transaction data are obtainable.

The income-based approach – is a total of asset valuation methods based on calculation of incomes expected from that asset.

The other terms as per the Russian valuation standards are given below:

Valuation method – is a method of asset value calculation within one of the approaches above.

Appraisal date – is a calendar date as of the asset value is determined.

Value – is a sum of money offered for the asset or its equivalent.

Asset equivalent – is a different asset of a known price and similar transaction details and equivalent in basic economic, material, technical and other figures to the asset in question.

[2] Russian Governmental Decree No. 519 of July 6, 2001 "On Valuation Standards Approval"

Asset exposition time – is a period of time from the public offer date up to the date of transaction.

Asset total value – is a value of an asset obtained after summing up Appraiser's reasoned estimations about that asset involving different valuation approaches and methods.

Valuation report appraisal – is a total of actions taken to check whether the Appraiser abode by his/her valuation contract and the Russian laws on valuation activity as well as whether he/she was reasonable in his/her estimations, whether his/her information was sufficient and reliable and, finally, what approaches he/she used while performing his/her work.

The standards and codes referred here for definition of a fair market value of assets and their applicability are as follows: Russian Valuation standards and TIAVSC (The International Assets Valuation Standards Committee) standards (1-4), namely –

1. Regulations

1. Federal Law on Valuation Activity in the Russian Federation, dated July 29, 1998;
2. Governmental Decree No. 519 of July 6, 2001 "On Valuation Standards Approval";
3. The Civil Code of the Russian Federation;
4. TIAVSC Valuation Standards. General;
5. TIAVSC Valuation Standards. Market value as the basis of valuation (IVS 1);
6. TIAVSC Valuation Standards. Valuation basis besides the market value (IVS 2);
7. TIAVSC Valuation Standards. Valuation for financial accounting and related documents (IVS 3);

2. References

1. Company Valuation. Asset-oriented approach. Training Manual by V. V. Grigoriev and I. M. Ostrovkin;
2. Valuation & Revaluation of Fixed Assets. Training Manual by V. V. Grigoriev;
3. Company Valuation – Theory & Practice. Training Manual by V. V. Grigoriev and M. A. Fedotova;
4. Valuation of Assets. Training Manual by A. P. Kovalev;
5. Business Valuation. Manual ed. by A. G. Gryaznova and M. A. Fedotova;
6. Real Estate Market Value Appraisal. Training Manual;
7. Asset Accounting Guidelines. Depreciation Norms;

3. Information provided by the Customer

1. Irkut Corporation balance sheets as of December 31, 2003 (Form No. 1);
2. Irkut Corporation balanca sheets as of December 31, 2002 (Form No. 1);
3. Clarifications to balance sheet items of Irkut Corporation as of year 2003 (Form No. 5);
4. Loss & Profit Report of Irkut Corporation as of year 2003 (Form No. 2);
5. Loss & Profit Report of Irkut Corporation as of year 2002 (Form No. 2);
6. List of capital assets of Irkut Corporation.

1. Basic assumptions and restrictions

Authenticity of this valuation results is restricted by the following:

1. This report can be authentic only in full and only when used for the purposes stated therein. Use of any particular provisions and conclusions out of the entire Report context is incorrect and can affect results of the research;
2. The Service Provider shall not be liable for legal description of title of the property evaluated nor for issues related to this title. Title for the property evaluated shall be considered as valid;
3. The Service Provider did not audit economic nor financial-and-economic figures of the Company activity, provided by the Customer;
4. The source data on the object's components used by the Service-Provider while developing its conclusion were obtained from reliable sources and considered as authentic. Nevertheless, the Service Provider cannot guarantee their absolute authenticity and therefore references to them are made.
5. The Service Provider performed neither technical nor environmental appraisal of the asset.
6. The Service Provider assumes that there were no any hidden factors of a legal, economic, technical or environmental matter that could impact the value of the asset.
7. The Service Provider opinion concerning the asset value is valid only as of the valuation date. The Service Provider shall not be liable for subsequent changes of social, economic, environmental, legal and other circumstances which can arise after that date and impact the value,
8. The Service Provider shall be indemnified against appearing in the court or otherwise testifying thereupon but according to a specific contract or official summons.
9. The Parties acknowledge contents of this Report as a confidential matter not to be disclosed or divulged unless otherwise expressly provided for by the Russian Law.
10. Where expressly provided for by the Russian Law, the Service Provider shall submit copies of its reports or information from them to law enhancement, judicial or other state or local authorities.

2. Macroeconomic environment of the Object

2.1. Russian economy survey for 2002.

According to the Regulation on data elaboration and presentation, approved by Federal service of state statistics of Russia, MEDT of Russia and Russian Ministry of finance, Federal service of state statistics of Russia effected preliminary evaluation of GDP of the year 2002, and refine indexes of 2001. Refinement of 2001 indexes concerned mainly production structure characteristics on economics sectors and GDP formation by income. GDP volume of Russia for 2002 in current market prices was evaluated as 10863.4 billion rubles, and increased 4.3% as compared with previous year.

Changes in GDP, produced in 2002, structure were determined by advanced growth rates in service sector in comparison with goods production trends. Services sector part reached 53.5% in 2002 and increased 2.9 % in comparison with 2001. Deceleration of production growth from 109.9% in 2001 to 103.7 % in 2002 and construction accordingly from 109.9% to 102.7% led to decrease of goods production part in GDP by 1.9 %. Structural shifts in GDP production are explained by trends of different branches growth . Deceleration of production growth from 104.9% in 2001 to 103.7 % in 2002 , and construction slow down accordingly from109.9% to 102,7% led to drop in good production part in GDP by 1 .9%. Structural shifts in production can be explained by specific of growth dynamics of different branches and relative prices change. On increase in producers' prices in industry by 17.1% , and in construction by 12.6% as compared with 2001, tariff index on paid services for population increased 1.36 times, and freight services in 1.18 times. Deflator index on GDP for 2002 relative to 2001 prices was 115.2%, including goods production sector – 110.8%, and services production – 120.7%.

Table No.1. *Structure of produced GDP of 1999-2000 in current market prices*

Index	1995	1996	1997	1998	1999	2000	2001	2002
Gross domestic product	100	100	100	100	100	100	100	100
Production of goods	41,3	41,6	39,4	39,4	40,2	40,6	37,3	35,4
Production of services	50,9	49,9	51,9	51,9	49,4	48,0	50,6	53,5
Net tax on products	7,8	8,5	8,7	8,7	10,4	11,4	12,1	11,1

One of the main characteristics of Russian economy development during 3 last years is advanced growth of home demand as compared with external demand. In 2002 home demand quota in GDP increased to 90.0% against 87.2% in 2001 and 79.9% in 2000. Expansion of demand in home market in 2002 proceeded while production development was decelerating, and initiated advanced growth of final products' import as compared with domestic production dynamics. While deceleration of actual export volume in 2001-2002 can be explained by cyclical factors in world raw materials markets, intense import growth during last 2 years is related merely to domestic problems. Besides, import growth was promoted by actual strengthening of ruble. So, advanced import growth as compared with export led to deceleration of net export quota in GDP in 2002 by 2.1 % as compared with 2001 and by 9.5% as compared with 2000.

Table No.2. GDP dynamics by use elements in 1997 - 2002, in % to previous year.

Index	1997	1998	1999	2000	2001	2002
GDP	100.9	95.1	105.4	1090	105.0	104.3
including:						
Expenses for final consumption	103,0	98,5	97,6	107,4	107,2	106,9
Housekeeping	105,4	97,6	95,6	109,3	109,9	108,5
Government institutions	97,6	100,6	103,0	101,4	99,2	102,4
Uncommercial organizations	98,2	98,4	100,4	100,2	101,9	104,6
Gross savings	96,4	71,3	108,5	131,9	119,3	101,6
Net export	91,2	211,0	172,3	93,8	85,0	95,6

In 2002 advanced growth rate as compared with fixed capital gross accumulation and investments in fixed capital was renewed. While in 2001 fixed capital accumulation increased by 10.5%, in 2002 –only by 2.9%. As a result, gross accumulation in fixed capital in GDP in 2002 was 17.9% and decreased by 0.9% as compared with previous year. At this, quota of investments in fixed capital decreased by 2.4% and fell to 15.3%. However, weakening of investment demand is not related to price factor. Deflator index of final consumption in 2002 was 117.4% against 122.2% in 2001, and deflator index of gross accumulation of fixed capital was 112.3% against 122.9% in 2001. So, growth of final consumption proceeded while prices on consumers' goods and services were rising relative to investment goods. Investments in fixed capital lost dominating effect on economic growth rate. Redistribution of resources from accumulation to final consumption shows decrease of further efficiency of investments for economical agents as compared with current consumption. In spite of positive investment growth rate conservation, in current situation in technological, reproduction and age structure of fixed capital, the investments are evidently insufficient. Besides, on conservation of significant gross accumulation, its transformation into investments aggravated. Under conditions of economic growth it becomes obvious, that investments management is not coordinated with dynamic restructuring of Russian economy. Taking into consideration traditionally high-income concentration in export oriented sectors and of absence of inter-industries capital mobility and gross savings accumulation mechanisms for development of competitive economy, fundamental changes in capital reproduction were hardly possible .

Specificity of structure of GDP use formation in 2002 characterized by advanced growth of expenses on final consumption as compared with gross savings accumulation rate and investments in fixed capital. Increase in final consumption actual volume was 6.9% more than in 2001. Intense expansion of home consumption reserves ascendancy. As compared with 2001, expenses on final consumption of home economies increased by 8.5%. However, in spite of constant growth of expenses on final consumption during last three years, their quota in GDP was 68.3%, that is less before crisis level more than 8%.

Changes in dynamics and structure in GDP formation by incomes in 2001-2002 proceeded under influence of primary incomes redistribution in favor of wages. Though in 2001 and 2002 wages quota in GDP increased by 2.5 and 3.7 percent, it did not reach before crisis level.

Table No.3. Structure of GDP formation by income sources in 1997 - 2002., in % to the result.

Index	*1997*	*1998*	*1999*	*2000*	*2001*	*2002*
Gross domestic product	100	100	100	100	100	100
including:						
Employees' wages (including latent)	50.0	47.2	40.6	40.2	42.7	46.4
Net tax on production and import	14.5	15.1	16.1	17.1	15.5	13.6
Gross profit of economy and gross mixed profits	35,5	37,7	43,3	42,7	41,8	40,0

Growing gap between wages and labor productivity initiated increase of production costs and profitability decrease. Reduction of profit rate was caused by material costs increase as a result of wholesale prices on products and services of natural monopolies increase, while producers' prices on final products were changing more smoothly. Besides, situation a number of Russian exports products comparatively declined. As a result, quota of GDP and gross mixed profits in GDP as compared with 2001 decreased almost by 2 percent.

Changes in tax legislation certainly produced positive effect on economical growth in 2001.However, on realization of scale institutional reforms, we can hardly expect fast result, related to increase of recourses management efficiency. Particularly, that appears in increasing gap between wages rate and labor productivity. In 2002 labor productivity did not actually increase. If in 2000-2001 this cap can be explained that wages begin to come out of shadow, in 2002 that is related to qualified manpower lack in manufactures. This factor will gain influence in the near future, and increase of labor capacity will be of vital importance.

2.1.1. Industry

Cessation of monetary sales, registered in I quarter, positively effected on manufactures. Quota of money payments increased to 84%, output began to increase, excess of finished products diminished. However, profit still decreases, equipment and machinery purchases reduce. But prognosis on changes in sales and production are optimistic and interrelated.

Solvent demand decrease, registered in last three months stopped. So, some optimism of Russian manufactures' January prognosis was proved. Monetary sales growth occurred in all trades, except light, food, industries, power and construction industries. It is obvious, that in power and construction industries decrease is of seasonal nature. This allows to hope, that the severe situation of the first half of previous year would not repeat. Then polls registered absolute decrease of solvent demand up to June. The most intense sales growth is registered now in chemistry, petrochemical industry and metallurgy.

Non-monetary demand trend in first quarter also changed. Rate of barter decline (by balance) decreased from –11% (average measures of last six month) to -6%. In chemistry, petrochemistry and construction polls registered absolute growth of such transactions. Rates of bill and offset transaction decline in industry decreased to minimum (-1%). Growth takes place only in metallurgy and construction.

Negative trends in monetary sales in the end of 2002 did not make manufactures "give in" to non-monetary transactions. In IV quarter money quota on products realization was 79%, that was the maximum of the year and all period of monitoring. Now this index reached 84%. Power industry keeps leading positions (95%), than come ferrous metallurgy and food industry (89%). Minimum of money is paid in construction.

Under conditions of sales decrease cessation and growth of money transactions quota, manufactures begin to restore yield. In I quarter rate of production growth became positive (+6% by balance) and reached at the level of November-December 2002. Production decline remained

only in power industry(-21%) and metallurgy (-17%). The most intense growth was registered in timber industry, chemistry and petrochemistry. Improvement of situation in production is proved by estimation of integrated products reserves. In I quarter their excess decreased by 6 points and reached the level of average measures of second half of 2004. The most stock surplus is registered in chemistry and petrochemistry (+30%), construction (+20%) and mechanical engineering (+17%).

However, manufactures are unable to reach radical turn of trends: real profit continues to decrease. In I quarter its decline rate became less, but still remains significant. Growth of profit remains only in power industry.

Purchase of machinery and equipment in Russian industry proceed to reduce. Balance of second quarter remains negative and equal for imported and domestic equipment. At this about 30% of manufactures do not purchase domestic equipment, about 40% - imported equipment. Growth of purchase at the industrial level registered only in power industry (domestic equipment) and construction (imported equipment). As special polls show, for creation of new production capacities only 12-13% of manufactures' investments are spent. Generally, machinery for existing funds renewal is purchased (see table).

Forecast of solvent demand change almost reached absolute maximum. Only once (June, 2000) in Russian industry were more optimistic (3 points more) expectations of sales growth. In last three months forecasts grew by 24 points and are now +22%. The most optimistic expectations are in chemistry, petrochemistry (+73%), construction (+66%) and machinery engineering.

Table No.4 Main investment directions in 2000-2002 (in percents of total volume).

Investments directions	*2000*	*2001*	*2002*
Renewal of capacities	40	43	42
Creation of new capacities	11	13	13
Acquisition of new capacities	1	1	1
Non production investments	3	2	2
To floating assets	14	14	16

Forecasts of production change in I quarter remain actually at the level of previous month. Production will grow in all the branches, except power industry. Most intensively- in chemistry, petrochemistry (+73%), construction (+70%) and machinery engineering (+50%), i.e. in the branches, which expect the most growth of sales. Comparison of all the forecasts of output and demand at micro-level showed, that these branches is mostly oriented in their output to expected sales dynamics. In chemistry and petrochemistry coincidence was 100%, in construction-91%, in food and machinery engineering – each 70%.

Forecasts on prices change lost 4 points, but are still among the highest for last 24 months. As before in all the branches manufactures planning to increase their prices dominate, especially in chemistry and petrochemistry (54%), in food and machinery engineering (each 50%) and in construction (46%).

In I quarter the most optimistic (since beginning of the monitoring in I quarter of 2002) purchase plans for domestic and imported equipment are registered in industry. Most of domestic equipment purchases is expected in food industry, ferrous metallurgy and construction. Imported – in ferrous metallurgy, chemistry and petrochemistry and food industry.

2.1.2. Dynamics of Industrial production in regions.

Changes in growth rates in individual industry branches of 2002 as compared with 1999-2001 led to significant change in regional industrial production dynamics. If in before-crisis years export oriented regions characterized by favorable production dynamics, irrespective of these regions location, in 1999-2001 – mostly domestic-oriented regions, and economical-geographical factor gained importance; in 2002, when for the first time for after-crisis years growth rates in fuel industry reached maximum, "superposition" of earlier factors, determined difference between the regions production dynamics, took place. Besides, if in preceding years (especially in 2000) production growth proceeded almost in all regions, oriented to domestic market, in 2002 the situation appeared to be more complicated (production growth or decline begins to depend on competitive ability of companies).

Table No.5. Indexes of production in main branches of industry (%)

Branches of industry	*2000*	*2001*	*2002*
Power industry	102	102	99.3
Fuel, including	105	106	107.0
- oil producing	106	108	108.7
- oil processing	102	103	104.7
- gas	102	100.4	103.2
- coal	105	105	96.4
Ferrous metallurgy	116	99.8	103.0
Non-ferrous metallurgy	115	105	106.0
Chemical and petrochemical	115	105	101.6
Machinery engineering and metal-working	120	107	102.0
Timber, woodworking, pulp and paper	113	103	102.4
Construction materials	113	106	103.0
Light	121	105	96.6
Food	114	108	106.5
All production	112	105	103,7

Favorable economic-geographical location and high market capacity explain leadership by production growth rate of St. Petersburg region and St. Petersburg (table No.6). By these reasons we can explain, why in first before-crisis years Moscow began to distinguish among other regions, in 2002 production index was minimum for the last four years, however the region is one of the leaders by production growth rate.

Table No.6. Regions with the most favorable production dynamics in 2002.

Regions with most production growth	*2002 in % to 2001*	*Regions with production decrease*	*2002 in % to 2001*
St. Petersburg region	135.6	Perm' region	99.0
St. Petersburg	131.4	Kemerovo region	98.3
Chukotskiy region	120.5	Samara region	97.2
Aginskiy Buriatskiy region	115.6	Voronej region	97.0
Moscow	114.2	Altay Republic	96.9
Buriatia Republic	113.8	Murmansk region	96.5
Lipets region	112.5	Chitinskiy region	95.0
Dagestan Republic	112.4	Kurganskiy region	94.3
Tomsk region	111.0	Adygeya Republic	93.4
Evreyskiy region	111.0	Orlovsk region	91.6
Omsk region	110.8	Komi-Permiatskiy region	88.5
Nenetskiy region	110.5	Sakhalinskiy region	87.5
Orenburg region	110.5	Kamchatskiy region	84.0
Mordovia Republic	110.0	Taimyrskiy region	79.8

Krasnodarskiy krai	109.5	Ust-Ordynskiy Buriatskiy region	76.1
Ulianovsk region	108.9	Koriakskiy region	74.3
Moscow region	108.7	Ingushetia Republic	73.9
Kaliningrad region	108.5	Kalmikia Republic	72.1
North Osetia Republic	108,2	Evenkiyskiy region	50,0

IPP — manufacture index

Great gap between St. Petersburg and St. Petersburg region provided visible leadership of North-West federal district by production growth rate. In the district in 2002 became more distinct differences, which appeared in 2001 between former North-West and North economic district. If Novgorod and Pskov regions have advantages of transit location between Moscow and St. Petersburg (in these regions in 2002 growth rate as higher than average in Russia), within the borders of former North economic district growth rate was higher than average only in oil-producing Nenetskiy AO (in 1999-2000 among the leaders by production growth rate were regions with timber, woodworking and pulp and paper industries, first of all Arkhangelsk region and Karelia). S for Kaliningrad region, there is favorable situation can be in addition the result of positive influence of free economic zone.

Table No.7. Manufacture indexes of federal districts (%).

Federal districts	*2000*	*2001*	*2002*
Central federal district	115	ПО	107,8
North-West federal district	123	103	116,4
South federal district	116	113	103,2
Privoljskiy federal district	111	105	102,2
Uralskiy federal district	111	106	105,4
Sibirskiy federal district	109	107	104,0
Dalnevostochniy federal district	107	99,9	99,1
Russian Federation	112	105	103,7

Second position among federal districts by production growth rate occupies Central district, though many of its regions are characterized by delay as compared with other regions. In 2002 for the first time in after-crisis years production dynamics appeared to be less favorable than average in Russia in Vladimir, Ivanovo, Kaluga, Orel regions. Evidently, potential depletion in oriented to domestic market machinery engineering and food industries and problems arisen in these industries influenced. For the first time after 1998 in 2002 most regions among the leaders by production growth are the regions with export-oriented industry. Among them are Lipetsk and Belgorod regions with ferrous metallurgy, oil-producing and processing Nenetskiy region, Omsk and Tomsk regions.

Conservation of high growth rate in domestic oriented food industry determined leadership by growth rate of North- Caucasian regions (Dagestan, North Osetia, Kabardinobalkaria, Krasnodar region). There still influence relative youth of basic funds in food industry, most cheap raw materials in Russia and low wages (in North Caucuses dynamics of agricultural industry is still most favorable – table 8). However in the South of Russia and in its center lagging regions appeared. Growth rate in Rostov region and Stavropolsk region dropped lower than average rate in Russia, in Adygeya production decline took place (not only industrial, but agricultural).

Table N. 8. All categories of agricultural industry product rating (%).

Federal districts	*1999*	*2000*	*2001*	*2002*		
				Total	*Plant cultivation*	*Cattle breeding*
Central federal district	98,0	114,0	100,3	102,0	102,6	101,3
North-West federal district	110,0	104,0	103,0	100,4	99,0	101,6
South federal district	108,0	110,0	114,5	107,3	109,2	104,8
Privoljskiy federal district	108,0	102,0	109,6	99,9	97,2	102,8
Uralskiy federal district	114,0	97,0	107,0	97,7	92,6	102,6
Sibirskiy federal district	102,0	112,0	108,1	99,0	94,4	103,9
Dalnevostochniy federal district	94,0	99,9	108,5	103,9	105,0	102,5
Russian Federation	104,0	108,0	107,5	101,7	100,6	102,9

Production decline occurred in most region of Dalnevostochniy district, however in certain region situation differs. The decline is mostly related to very unfavorable dynamics in fish industry (if in Russia on the whole volume of fish and see products take reduced by 10.8%, in Dalnevostochniy district – by 19.6%)/. Accordingly production decline or very low growth rate took place in region, specializing on fish industry –Kamchatskaya, Sakhalinskaya region, Primorskiy krai. It is important, that under growth of oil and gas production in Russia on average, in Sakhalin region, on the contrary, volume of oil and gas production reduced (accordingly by 13.7% and 2.3%), that shows limited efficiency of agreements on production division. Conservation of higher production growth (as compared with other Russian regions) in Khabarovsk region can be considered favorable trend.

Altogether in 2002 were 19 regions with production decline (in 2001 there were 10 such regions less), among them are regions with machinery engineering as main industry branch. One of the examples is Saratov region, where passenger cars production reduced by 7.8% (while on average in Russia the reduce was 4.0%). In Kemerovo region production reduce in steel and rolling industries and growth in coal mining took place, while in Russia on average the situation was opposite: growth in ferrous metallurgy and reduce in coal mining (so, Kemerovo region –one of the examples of dependence of production dynamics not of regional industrial structure, but of situation at certain manufactures).

Eventually, common trend as compared with previous years became appearance between the regions both with more favorable, and less favorable production dynamics small and therefore very unstable by social-economic trends national autonomies.

2.2. Current situation in aircraft construction.

At present time Russia is among five leading countries-military equipment exporters, its part in global armament export volume is near 12%. Main partners of Russia on military-technical cooperation are China, India, Greece, United Arab Emirates, Yemen, Kuwait, Sudan, Myanma, states- participants of SNG. However, first-rate importers are China and India. Among Russian military products aircraft and missile equipment are in greatest demand. At this aircraft equipment is 60% of Russian military export

2.2.1. Military –industrial complex reforms

According to the approved strategy of military –industrial complex reformation, the main trend is creation of branch super holding (in aviation, shipbuilding, air defense, conventional weapons). However, historically central problem of Russian defense industry reformation are questions of corporate building and creation of integrated structures, not property relations. This replacement of stresses became the important reason of slow reforms of the branch on the whole and constant crisis on formation of corporate agencies in particular. Since 1995 process of creation of different corporate structures disintegrates into 2 big flows – under governmental patronage

"from the top» and spontaneous integration "from the below"

At the first level (1995-98) of VIS creation, formed round developers and of-the-shell producers ViVT holdings could not become efficient economical agents and transformed into objects of competition of bureaucratic and oligarch groups. Inside the corporations there was conflict between central management company and subdivisions. Result of the spontaneous privatization first level was merge of created private holdings in one factory's property.

Economic crisis of 1998 reduced possibilities of oligarch business groups to compete for the control of military-industrial export flows. In consequence of that creation of integrated structures of second generation started under oligarch influence reduce. In 2001 the program of military-industrial complex restructuring and development, essence of which is ideology of governmental corporations creation. The first entirely vertically integrated corporation was formed in 2000 GUP "Russian aircraft construction corporation MiG". The corporation was created on the basis of factory in the name of Voronin (MAPO); it contains engineering center MiG (former OBK A.I Mikoyana), Lukhovitskiy aicraft production experimental complex(LAPIK), Kaliazinskiy factory and their subsidiaries.

Second governmentally controlled corporation – powerful base, unifying military sand civil aircraft production sectors will be aircraft construction corporation on the base of AVPK "Sukhoy". According to AVPK management regulation, AVPK "Sukhoy" will be consolidator of the most important manufactures of the branch –KnAAPO, NAPO, and NPK "Irkut".

However consolidation of manufactures into complex is not completed. Along with governmental reformation of military-industrial complex reforms, integration process in real economy takes place. Example of this process is creation round backbone companies of radio industry corporations "Airspace equipment" and "Technocomplex", and completing of Irkutskoye APO transformation. From production sector it was reorganized into corporate structure due to expansion of Moscow representation's functions, on the base of which finance management and shares consolidation of design offices and aircraft materials producers center was created. So, at the present phase competition between created by state and naturally created corporate agencies.

The main source of military-industrial complex is external market. Because of low payment capacity of Russian air forces and constant reduce of state order, export profit is the only source of profit for aircraft construction companies. Under conditions of competition between state and private agencies, state keeps the influence on their activity. So, all Russian defence industry, except four companies, which have the right. Today "Rosoboronexport» controls about 87% of total military export volume. Export earnings for the first half of 2002 exceeded 2 billion dollars, in 2001 was received 3.6 billion

dollars, and stock of orders on armament supply is about 13 billion dollars. to independent export of their production, can work in foreign market only through state mediator –"Rosoboronexport".

2.2.2. Aircraft construction industry structure

Russian aircraft corporation "MiG" and forming Joint-stock holding company

" Sukhoy" are the main branch centers of military a ircraft production in Russia. In the branch there are several other less important production centers, among which are OKB Yakovleva, Nijegorodskiy Aircraft Factory "Sokol" and Kazanskoye A PO. The main representatives of helicopter production are Kazanskiy, Rostovskiy and Ulan-Udinskiy helicopter factories. In 2001 occurred 3 times production growth at these factories and increase of their total profit from 142 million dollars in 2000 to 438 million dollars.

Export potential of forming corporation "Sukhoy" is evaluated as 17 billion dollars up to 2005, according to the results of 2001 total profit of production companies which were to join the holding was more than 1 billion dollars.

The most profit of realization of aircraft equipment was received by K omsomolsk-na-Amure production company due to realization of important contract on fighters SU-30 supplies to China. Its profit was about 25 billion rubles, that 2 times exceeds the result of 2000. 'Irkut" Corporation yields to Komsomolsk-na-Amure aircraft PO by profit and production capacities. In the end of 2001 its net profit of products realization was about 7 billion rubles.

Finance results of the main representatives of military aircraft construction are represented in the table:

Table No. 9. Profit of realization of military aicraft construction industry in 2000 and 2001, thousand rubles

Company	*2000*	*2001*
KN AAPO	12 654	24 580
"IRKUT" Corporation	5 160	6 737
RSK "MiG"	3 000	3 000
NAPO	500	1500
NAZ "SOKOL"	1 193	1 326

Volume of existing export contracts f the main competitors of the branch –corporation "Irkut" and KnAAPO is about 4 and 4.5 billion dollars accordingly. However, NPK "Irkut" is the leader by potential contracts volume (stock of potential orders is evaluated in 2.4 billion dollars), while KnAAPO's potential contract volume is 1.7 billion dollars. "Irkut" corporation's contracts are significantly more long-term (up to 2017) as compared wth KnAAPO's and other branch representatives' contracts.

Among the representatives of helicopter industry Kazanskiy helicopter factory is the leader by profit volume, its profit in 2001 was 7.2 billion rubles. Second place occupies Rostovskiy Helicopter factory with profit volume 3 billion rubles in 2001.

Table No.10. Model range of the main Russian factories of the branch

Company	*Models in production/ onetime models*	*Advanced and develop models*
KnaAPO	fighters SU-27, SU-30МКИ	Be-200,Su-3ОКН
"IRKUT" Corporation	one-place Su-27СК, Su-30	Be-103,Su-35/37
RSK "MiG"	fighters MiG-29, MiG-31	MiG-29M2
NAPO	bombers SU-24, SU-24M, МК	Su-27ИБ, Su-32/34

NAZ "SOKOL"	fighters MiG-31, reengineering MiG-21	Fighter light MiG-29UB, school aircraft Yak-130
"IRKUT" Corporation	bombers TU-22, TU-60	Bomber Tu -160

As it is represented in the tables, almost all the factories specialize on production and modernization of different kinds of aircraft equipment, only KnAAPO can compete with Corporation "Irkut" as compared by production capacities and products type – first of all by SU-27 and SU-30 production. At first model range of the factories slightly differed, because KnAPO produced only one-placed SU-27 and SU-30, and "Irkut" produced –two-placed which are in great demand.

Other factories' capacities now slightly downloaded or used for old aircraft models modernization.

2.2.3. The branch's future trends

Aircraft industry future trends are inseparably related with main future trends of Russian military industrial establishment. According to 2001 results Russia sold armament to the amount of 4.2 billion dollars, having occupied second place in the world market. However, since 2004 earnings from Russian armament export will begin to reduce, while export structure itself will significantly change.

If today more than half of profit Russia earns form aircraft sale, starting with 2004-2004 main earnings will be from aircraft defense systems and military ships, because main importers –China and India will begin to produce our aircrafts by license. Within the frameworks of foreign trade cooperation demonopolization of armament export will be the main trend in military industrial development. So, the committee on foreign trade cooperation declare advisable to accord the right to foreign economic activity to all the Russian holding companies after their economical and organizational registration.

Military industrial complex reform, providing reduce of production capacities, will proceed: less than 600 companies among 1700 will remain. The main purpose will be creation of vertically integrated structures on final products and horizontally oriented structures on profile technologies and componentry.

National priority for today is creation of fighter of fifths generation, which must replace SSU-27 and MiG-29. In the USA aircrafts of fifths generation are tested, while Russian samples are still experimental. In connection with rather high expenses for new aircraft creation and its developing at early levels, government considers in next 5-6 years to carry out only renewal of existing equipment.

Large purchases of armament by Russian air force are possible only after 2010. Before that demand on manufactures products will be formed only by modernization of existing aircrafts, what is insufficient for full loading of aircraft producing capacities.

Diversification in civil aviation is one of promising trends , which will provide full loading of production capacities and reduce dependence of aircraft manufactures of external markets, which bears certain political risks.

Great attention should be paid of solving of the following problems in aircraft production.

- small financing of scientific researches;
- high deterioration level of basic funds (in some manufactures deterioration reached 80%);
- reduction of personnel potential and increase of personnel's middle age.

3. General Company Description

3.1. Company General Data.

Joint Stock Company "Scientific - Production Corporation "Irkut" is located at the address: 664020, Irkutsk, Novatorov Street, 3.

Scientific - Production Corporation "Irkut" is a modern aircraft construction plant with highly developed infrastructure, which manufactures complicated products in accordance with the newest technologies. During 66 years (the official plant put into operation took place in Irkutsk on the 24th August, 1934) serial production of 16 aircraft types developed by all the main Soviet experimental and design bureaus was commercialized.

The plant has got the license for manufacture, repair and guarantee maintenance of military aircrafts.

Over 10 per cent of the total Russian weapons exports accounts for the Corporation. India and China are the main importers of IRKUT Corporation products (it makes 80 percent of exports revenue); in 2001 total gains as per contracts with those countries exceeded 400 million US Dollars. Now orders received by IRKUT Corporation amount to about 4 billion US Dollars.

3.2. Structure of the Corporation capital.

"Scientific - Production Corporation "Irkut" is an open joint-stock company. On the 1st April, 2003 Authorized Capital of IRKUT Corporation was Rubles 2,373,156; it consists of 791,051,875 equities with nominal value of 3 Rubles each. Total number of shareholders after Capital growth in the 3rd quarter of 2002 did not change (1144); nominal value of shares belonging to them was increased.

The main shareholders of IRKUT Corporation are graphically represented below:

shareholder	%
Brunswick UBS Warburg Nominees	25,76
Bank “Forpost”	20,6
CJSC “FTK Company”	19,97
SOE AVPK “Sukhoj”	14,7
CJSC “Aerocom”	10,18
Other	8,79

It must be mentioned that the Corporation management headed by Mr. A. FEDOROV, the Corporation President, executes the real control over the Corporation activities (controlling shares packet, >50%), and only 14.7% are owned by the Government, namely this packet is owned by AVPK SUKHOJ. Within the limits of merger of serial plants and OKB into united holdings in October 2001 the President of Russia signed the Order aimed at formation of SUKHOJ Aircraft Holding Public Corporation; along with IRKUT Corporation Komsomolskoye-na-Amure and Novosibirskoye APOs will be included there. It is planned to increase the Governmental share of IRKUT Corporation up to 25%. Messrs. Brunswick UBS Warburg nominally own 25% of shares; at that 15% belong to the large foreign portfolio fund.

At the extraordinary meeting held on the 19th December 2002 the Corporation shareholders brought the decision to change the Corporation Charter in accordance with its renaming into IRKUT Scientific and Industrial Concern.

3.3 Main Directions of the Corporation Activities

Today IRKUT Corporation is a fully independents and self-sufficient aircraft making plant combining practically all the elements starting from design of aircraft elements to serial production and after-sale maintenance of various aircraft types.

The main activities direction is creation of modern military and civil aircrafts.

Military programs

SU fighters have been acknowledged one of the best modern multi-purpose fighters in the world.

SU-3OMK is the first serial military aircraft with supermanoeuvrability achieved by means of draft vector control system.

SU-27UBK is an instructional two-seater. The Corporation is continuing to fulfill its obligations related to delivery of such aircrafts to China.

SU-3OKH and SU-27UBM are modernized aircrafts, which will gradually replace the whole fleet of those being adopted by the Russian Air Force.

SU-21 and *SU*-30. They possess improved capability of hitting targets in air-to-air and air-to-ground modes achieved by wider range of controlled weapons and by adding several new modes to airborne radar performance.

Using the experience gained while performing SU-27UBM and SU- 3OKN, OKB Russian Avionics included into the Corporation has been doing modernization of MI-8 and MI-24 helicopters and performing their combat testing together with the Russian Air Force. Recently together with Mil KB they started performing modernization of helicopters used by governmental Russian bodies.

Civil programs

BE-200 is a multifunctional new generation aircraft; it is the latest achievement of the world hydroaviation and the most perfect and effective aircraft among amphibian aircrafts. Multifunctional usage of BE-200 aircraft gives the possibility to use it for settling multipurpose range of tasks. As regards its aircraft performance characteristics BE-200 hydroaircraft yields to no analogous land aircrafts, but it possesses unique ability to take off and to land both onto the ground and water.

Preparation to the serial production of BE-200 aircrafts has been completed, and they have started to fulfill contract obligations related to manufacture of seven aircrafts for the Ministry of Emergent Situations of Russia. All of them will be delivered to the Customer in 2003.

A-002 aitogyro is a light aircraft manufactured in series; it hasn't got any analogous matches in the Russian aircraft making industry. It is appropriate for patrolling and for short-distance cargo transportation.

Renovation and renewal of IRKUT Corporation equipment is being done within the frame of new technological processes, which are maintained by specialized processing centers being appropriately organized and territorially separated specialized production facilities.

Additional utilization of those facilities is implemented within the limits of independent commercial projects in the field of general machine building (titanium and aluminum processing and various structures making out of the above).

A new prospective direction of IRKUT Corporation activities has been related with development, manufacture and integration of a system controlling various types of sensors, computing devices and with their further integration into aircraft, land and sea-based complexes. At the initial stage the Corporation has been pinning the prospective of the said direction development to fulfillment of dual and civilian purpose programs (BE-200, MTS etc.).

3.4. The Corporation Business Strategy

Within the borders of the Corporation development strategy it is planned to increase competitiveness of products and market expansion.

IRKUT Corporation has outlined the following activities trends:

Industrial directions:

- diversification of manufacture

Manufacture of civil aircrafts is one of the priorities. The result planned for 2005 shall be equal share of civil and military aircrafts produced. In this way the Corporation will diminish political risks inherent to the weapons market. Within the borders of civil aircraft making development along with the projects BE-200 and Autogiro A-002, which have already been developed and their serial production has started, IRKUT being united in the consortium with KB named after Ilyushin and with the Indian HAL Corporation has started preparing for a twin-engine multifunctional transport aircraft (MTS) development basing on IL-214 to be ready by 2006.

- consolidation of assets

Now IRKUT Corporation production facilities have been loaded practically for 100%. Further production development under the c onditions of diversification and growth of orders for delivery of aircrafts is not possible unless production facilities are expanded. New aircraft building plants included into the group and consolidation of assets of the enterprises which had joined the Corporation before shall give the opportunity to gain income from synergetic effects and from costs saving.

In the nearest prospective it is planned to establish a Joint Venture with the world largest aircraft makers; this will give IRKUT Corporation the opportunity to participate in international cooperation and to diversify the order portfolio significantly. The following first steps were undertaken by IRKUT in this direction: participation of IRKUT Corporation in the consortium with Indian HAL Corporation, establishment of MTS, licensed manufacture of SU-30 MKI in period of 2004 – 2017 in India).

- modernization

Integration to the world aircraft industry is not possible unless modernization of production has been done. IRKUT Corporation is performing accelerated renewal and reequipping of production facilities; it is forming new technological processes. In 2002 25 million Dollars were assigned for modernization.

Cooperation with other Russian enterprises gives IRKUT Corporation the opportunity to accomplish innovation development in the field of avionics and in the field of various modernization programs means of SU aircrafts and MI helicopters; activities within the Joint Venture together with foreign aircraft makers will give the opportunity to learn advanced technologies in design and manufacture. If IRKUT Corporation becomes the most advanced enterprise in the Russian aircraft makers able to settle the high level tasks as regards design and manufacture of aircrafts, this will let IRKUT Corporation to be the main facilities for manufacture of the Fifth generation fighters.

Economical

- Increase of the capital capitalization
- Entering foreign capital markets

Economical basis for IRKUT Corporation further development strategy is related with entering the securities market and utilization of this market as the additional activities financing source. The Corporation is interested in the outer debt finance with further change of obligations structure as well as in increase of their own capital by means of additional shares issue.

The following plans are outlined by IRKUT Corporation:

- Improvement of the managing structure; introduction of new motivation for the personnel using option programs;
- Creation of the image of an open and transparent company; preparation of accounting reports as per international financial reporting system, organization of auditing by the biggest international auditing companies; gaining an international credit rating;
- Getting rid of non-specialized assets, namely, of social objects, in order to minimize expenses;
- Replacement of short-term bank credits by those with longer terms (more appropriate for the plant with the long-term production cycle) and less expensive

instruments of the credit market, namely, bonded debts;growth of Customers' advance payment share in the total volume of the current activities funding; entering international capital markets by means of issue of Eurobond loans in 2004-2005 in order to increase liability terms and to reduce their value; increase of share number being in free circulation in order to achieve their acceptable liquidity and to increase the Corporation capitalization; in the long-term prospective it is planned to place the Corporation American depositary receipt at the international financial markets.

3.5. Analysis of the Corporation Financial and Economical Characteristics

Revenue

As per the results of 2002, revenue was Rubles 17.6 billion and it more than 2.5 times overcame the annual result of 2001 (6.7 billion Rubles). Reduction of the share of sold products in the gross receipt lead to the growth of the gross profit share up to 32%; this was the maximal result out of the last four years.

Receipt of IRKUT Corporation is cyclical; it is the result of the following factors:

a) peculiarities of payment through the Russian Ministry of Finance (payment for defense orders is implemented from the budget money in November and December)

b) peculiarities of delivery, which is performed in large lots in order to save transportation costs.

Table 11. Results of IRKUT Corporation Activities in 1999-2002, billion Rubles

Index	*1999*	*2000*	*2quar01*	*2001*	*2quar02*	*2002*
Revenue	5 410.98	5 160.79	242.94	6 737.23	266,52.	17 619.2
Operating Profit	732.97	1 111.99	-11.54	1 688.64	1 748,38	4 819.0
Balance Profit	-514.72	-325.59	-820.85	3 635.88	186, 01	394.8
Net Profit	-631.66	-399.92	-828.91	3 234.77	192, 06	344.4

Growth of operating profit in the 2nd-4th quarters of 2002 is the result of accomplishment of the Contract with India for delivery of aircrafts concluded in 1997-98. Sales of ready products started in 2002, and the main part of prime cost was formed in the prices of 1998. Within the borders of the advance payment received then from the Indian Customer the main components were purchased and the advance payments to the suppliers were transferred; their revaluation was not done. This fact was positive for financial results of the Corporation performance.

The second year running IRKUT Corporation is paying and it demonstrates positive results as regards its balance and net profit. Grown credit and loan annual rate expenses (1.9 billion Rubles in 2002 and 1.1 billion Rubles in 2001) and non-sales expenses reduced considerably the volume of profit acquired in 2002.

As per the results of the last year, net profit was 344.4 billion Rubles; in 2001 it was 3.234,8 billion Rubles. Although we shall take into account that the 2001 profit was gained by means of the balance transformation (revaluation of advance payment received in 1997); this was the reason for the profit great value.

Higher proceeds growth rate (250%) if compared with the assets growth rate (20%) in 2002 is the evidence of rational assets management maintained by the Corporation.

Profitability

Proceeds growth rate overcoming the prime cost growth rate of manufactured products provide for stable increase of IRKUT Corporation performance effectiveness. As per the results of 2002, the share of the products prime cost in the total sales proceeds reached the minimal value out of the four last years, namely, 68%; this is quite a good result.

IRKUT Corporation demonstrates quite a high sales profitability, that is 30% as per the results of 2002 (it was 25% as per the results of 2001); actually it is 2 times higher than the average profitability in the Russian industry. This index shows quite high competitiveness of the Corporation products.

Despite the growth of production activity profitability, in the current year negative dynamics of clean and balance profitability indices is observed. Stable growth of financial obligations lead to the situation when annual rate costs became the considerable share of expenses. In 2001 expenses for the debt service amounted to 23.4% of the profit if calculated before payment of dividend and taxes, in 2002 is 79%.

Structure of Liabilities

The considerable fact reflected in the accounting is the growth of the Corporation Authorized Capital in the 3rd quarter of 2002, taking into account the basic assets and the proportional bonus distribution among the shareholders.

In the liabilities structure on 1st January 2003 the owned capital share is 16.9% (11.8% in 2001) and loan share is 83.1%. The absolute value of IRKUT Corporation owned capital by the end of 2002 amounted to 4 billion Rubles; it exceeded the resulting value of 2001 for 72%. But this volume is still insufficient to maintain the Corporation financial independence. The Corporation strongly depends on loans required for funding of its performance. Longer credits granted to the Corporation are the positive factor demonstrating the grown trust to the Corporation from the creditors' side and the growth of stability. The total debt in 2002 grew fro 14%; the long-term liabilities grew for 78% and the short-term liabilities share reduced for 31%. In the structure of liabilities their shares changed as follows: the share of long-term credits grew from 415 up to 61%; the share of short-term credits reduced from 59% down to 36%. The growth of debt in the current year was connected with the growth of production.

In the structure of long-term loans bank credits share amounts to 84%, 16% is the share of bonded loans placed in April and November of 2002. IRKUT Corporation is planning to use 75% of the assets acquired in the course of placement of the second 1.5 billion Rubles bonded loan for replacement of the most expensive bank credits; 15% will be spent for purchase of materials and components. By 2006 IRKUT Corporation is planning to increase the share of bonded loans in the liabilities structure up to 46%.

At the end of 2002 and at the beginning of 2003 IRKUT Corporation was planning to acquire syndicated credit at the amount of 60 million US Dollars; it was planned to take 50 million from the banks of South-East Asia and 10 million – from the European banks. The purpose of the credit is current production funding.

On the 1st January 2003 in the structure of short-time liabilities loans and credits share amounts to 63%. Account payable was reduced from 7.4 billion Rubles in 2001 down to 3.7 billion Rubles at the end of 2002. They managed to reduce the volume of the Corporation account payable due to completion of products delivery in accordance with the plan, taking into account receipt of the proceeds balance. Reduction of the account payable occurred mainly due to 2.6 times reduction of prior charge (down to 119 million Rubles), three times reduction of debts payable to suppliers and contractors and due to reduction of debts originating from advance payments received; the latter reduced for 2.9 billion Rubles and amounted to 1.9 billion Rubles by the end of 2002. About two thirds of the credit debt accounted for two suppliers, which have been the Corporation long-term partners, namely, OJSC Ufimskoe motorostroitelnoe ob'edinenie and

Saint-Petersburg located OJSC Ob'edinenyi aviapriborostroitelnye Consortium, the supplier of avionics.

Generally the structure of the funding sources used for financing of current production is stable; in 2002 it was considerably improved.

Assets Structure

In 2002 the Corporation assets grew for 25% and amounted to 23.8 billion Rubles. The share of non-circulating assets in the total volume is 18.8%; 81.2% is the share of circulating assets. Double growth of non-circulating assets in 2002 occurred due to revaluation of fixed assets: their value increased from 870 million up to 2.76 billion Rubles.

Growth of circulating assets occurred mainly due to 66% increase of the Corporation financial investments. Accounts receivable grew for 12% and amounted to 7.6 billion Rubles by the end of 2002 due to the advance payment increase.

During 2002 quarter by quarter growth of circulation of accounts receivable and accounts payable was evident: circulation of accounts receivable grew from 1.07 in 2001 up to 2.73 in 2002 and circulation of accounts payable grew from 0.89 in 2001 up to 3.45 in 2002.

This is the evidence that the Corporation manages to receive money from its debtors more and more quickly, and it manages to pay its own debts to the creditors more quickly, too.

Liquidity

Paying capacity of the Corporation is the outer sign of its financial solvency, which depends on availability of long-term money sources being the guarantee for circulating assets.

The index of absolute liquidity demonstrating the ability of the Corporation to release funds out of its circulation quickly in order pay the most urgent liabilities considerably dropped during 2002: from 57% on the 1st January down to 18% by the 1st October. But its value still complies with the recommended figure equal to > 15%.

Under the conditions of payment of the short-term accounts receivable and sales of the existing resources, current liquidity reflecting the forecast payment abilities of the Corporation demonstrates, to the contrary, positive dynamics and it has grown from 1.7 up to 1.85 during 9 months of 2002.

Capital Adequacy

The main basic index of the Corporation financial state stability is the difference between the net assets and the Authorized Capital. On the 1st January 2003 the Authorized Capital amounted to 2.37 billion Rubles and the volume of net assets was 0.964 billion Rubles. Therefore, the difference between the net assets and the Authorized Capital is negative, and, consequently, IRKUT Corporation cannot comply with the minimal financial stability index.

In accordance with Item 4 of Article 35 of the Corporation Law of the Russian Federation, if upon the end of the second year and at the end of each subsequent fiscal year the value of the net assets proves to be less than the value of the Authorized Capital, the Corporation is liable to announce reduction of its Authorized Capital down to the amount not exceeding the value of its net assets. As far as increase of the Authorized Capital of IRKUT Corporation took place in the 3rd quarter of 2002, during the next 1-2 years the Corporation has to undertake all the possible measures in order to increase its net assets. Nevertheless, the amount of the Corporation net assets has been growing continuously: in 2001 it was 410.7 million Rubles, and in 2002 it was 964 million Rubles.

Though financial independence index grew for 5 % last year, it still does not comply with the level of 60% optimal for industrial enterprises; this proves the Corporation financial instability.

The reasons of the Corporation instable financial state are the losses borne by the Corporation in 1998-2000 due to revaluation of currency liabilities. As a result up to 2001 the Corporation owned capital value was negative.

Balance correction in accordance with the letter of the Ministry of Finance of the Russian Federation as well as revaluation of the owned assets gave IRKUT Corporation the opportunity to demonstrate positive owned capital starting from 2001.

The negative value of the owned circulating assets availability ratio (- 1%) was the evidence of the capital deficit on the 1st January 2003. Deficit of the owned circulating assets was 454 million Rubles. The Corporation still has to acquire considerable loans in order to maintain continuity of production cycle due to peculiarity of its performance.

Therefore the prior task of the Corporation is to increase its real owned capital by means of profit capitalization.

Liabilities Security

Proceeds growth rate improved the values of the Corporation short-term and financial liabilities security indices. Those indices demonstrate the Corporation ability to pay debts out of monetary receipts acquired from the current activities, so there is no need to sell its assets for this purpose. So, in order to pay financial debts (Short-term credits and loans + mature drafts) the quarterly receipt of IRKUT Corporation is sufficient, and in order to pay all the short-term debts half year receipt will be enough; this situation is considerably better than that at the beginning of 2002 (annual receipt covered only 66% of the debt).

3.6. Conclusions

IRKUT Corporation is a multifunctional vertically integrated holding making highly competitive aircrafts of the world class.

The existing and the potential long-term orders have maintained stable flows of the Corporation gains as well as full load for production facilities for the several next years.

Diversification of the production and expansion to the adjoining markets shall give the Corporation the opportunity to diminish political risks and to strengthen its dominating position in the branch.

The issue of merger with AVPK SUKHOJ has not been settled yet; consolidation of its assets shall be completed in 2003. Long-term positioning of IRKUT Corporation as the independent structure includes certain risks.

Analysis of the Corporation financial state demonstrates qualitative improvement, which occurred in 2002. The majority of financial indices are quite high.

The certain lack of the owned capital still is the important problem. The Company is planning to cover this lack by the middle of 2003 at the earliest.

4. Value Determination Methodology

4.1. Valuation process

The valuation proceeded in the following directions:

1. Study of the documents and materials provided by the Customer's management on an assumption that these reflect economic and financial conditions of the Company adequately. Analysis of the social-and-economic status, business and market conditions;

2. Evaluation of economic and financial conditions of the Company based on the documents and materials available at us;

3. Determination of applicable valuation approaches and methods;

4. Determination of the market value of the Company shares based on approaches accepted;

5. Coordination of results obtained through different approaches.

4.2. Cost-based approach

The cost based approach considers a company value from the position of the costs incurred. The book value of assets and liabilities of a company is not always equivalent to the market value – that happens due to inflation, changes in market conditions or accounting methods. It would necessitate some corrections in the balance sheets of the Company. To make it possible, first a fair market value of each asset in the balance sheets shall be established, then a current value of liabilities shall be determined. After that, the current value shall be deducted from the fair market value and this will show the estimated value of the Company own capital.

The diagram shows cost-based approach methods.


Cost-based approach
Net Asset Method
Disposal Value Method

Net asset method

Net assets – is a value determined by deduction of Company's bankable liabilities from its sum of assets.

Accounted assets are monetary and non-monetary property of the Company including the following entries at book: non-current assets (i.e. the ones reflected in the first section of the balance) and current assets.

With this, when calculating the amount of the net assets the following intangibles of the first section shall be considered:

- the earn-bringing assets used directly by the Company in its main business (like rights to use land, natural resources, patents and licenses, know-hows, software, monopoly rights including licenses for a specific business, formation costs, trade marks, etc.);
- the assets having a documentary proof of the costs related to acquisition (creation) thereof;
- the right of the Company to possess these intangibles shall be confirmed by an appropriate document (patent, license, act, contract, etc.) issued in accordance with the Russian Law. The entry for other non-current assets shall deal with Company's liabilities for the property purchased, supplies and costs, money, settlements and other assets reflected in the second section of the balance sheets.

In case the Company at the end of the year has allowances for doubtful debts or for depreciation of securities, the figures in the appropriate entries shall reflect depreciation of their book value by these allowance.

Liabilities considered – are Company's liabilities, including the following:

- Target financing and revenues (an item of Section 4 of the balance sheets);
- Bank and other long-term liabilities payable (items of Section 5 of the balance sheets);
- Bank and other short-term liabilities payable (items of Section 6 of the balance sheets);
- And other settlements and liabilities save the amounts entered into "Deferred Revenues" and "Consumption Funds".

According to this method, the net asset value shall be calculated as follows:

$NA = A_c - L_c$

Where

NA means Net Asset value,

A_c means Assets considered, and

L_c means Liabilities considered

Disposal value method

This method is usually applied in cases when a company is about to close and retail its assets. It is also applicable in restructuring of a company, restructuring program appraisal, company restructuring financing and bids evaluation. The disposal value of the company is calculated by deducting the total of liabilities and current disposal-related costs from the sum of assets.

3.3. Income-based approach

The main definitive factor to be considered at the income-based approach is the income earned through the asset. This involves determination of current value of future revenues that would appear as a result of a further use or sale of the asset in question.

The methods applicable to this approach are as follows:


Income-based approach
Direct Capitalization Method
Cash Flow Discounting Method

Cash flow discounting. Such business value determination is based on the assumption that a potential investor would not pay for the business in question more than the current value of future revenues.

Cash flow discounting method is applied at evaluation of an ongoing business. This method is the most appropriate for valuation of companies that have their own business history and show a growth or a steady development. Absence of a profit history hampers adequate forecasting the future cash flow.

Direct Capitalization. This method is also based on the assumption that a value of a company share would be equal to a current value of the future revenues this share would bring. The essence of this method is expressed in formula: Estimated value = Profit/Capitalization rate.

4.4. Market-based approach

The comparative approach is applicable only if there is a sufficient number of comparable assets. To draw such a comparison, you should select some similar assets that have been recently sold and obtain authentic information about them. There would be some differences between them and therefore the obtained data would require some correction. Comparative methods are presented in the diagram below. The distinctive feature of the comparative approach is that the resulting value on the one hand is based on the market value at which similar companies sell and buy their equities, and on the other hand it is based on actual financial results. This approach assumes that the value of the assets in question is determined by the value at which they can be sold in the well established market. In other words, the most probable value of the asset in question could be an actual commercial sale value of a similar asset spotted in the market.

- Capital market method is based on the prices actually paid for equities of similar companies in the equity market. The data on similar companies when corrected appropriately may serve as guidelines to determine a value of the asset in question. The advantage of this method is the use of the actual information instead of the

forecasted which is always tentative. Similar assets are selected according to their comparability in business field, production and products (services) range, life cycle, location, strategies and financial conditions (profitability, growth, etc.). This method cannot determine the value of 100% of the shares

- Transaction (sales) method is based on a turnover of 100% of shares. So this method allows determination of a value level of 100% shares, sufficient to control the business in full.


Comparative Approach
Transactions Method
Capital Market Method
Guideline Companies Method
Industry Factors Method

- Guideline companies (comparable sales) method is based on an assumption that the market value of the Company can be determined through a data on publicly traded values of equities belonging to similar companies with due multiples applied. This method allows determination of less than 100% of shares.
- Industry factors method is based on special formulas and price ratios applied in specific industries. These formulas and ratios are derived empirically based on business sales data.

This approach becomes less effective if there were only a few transactions in the market and it was a long time between their valuation and finalizing; the same can happen if the market was abnormal – in that case any fast changes can turn misleading.

Applicability of the comparative approach depends on availability of the active market because it implies a use of data on the transactions actually made. Openness of the market and availability of financial information is also a crucial point here.

4.5. Conclusions

1) An asset can be evaluated through a cost-based approach. Within the latter, a net asset method would be practical.

2) Income-based approach use is reasonable and practical, since the approach in question indeed can help receiving actual income flows that the Company would receive in the future.

3) Comparative (market) approach is based on market information considering the current relations between a Buyer and a Seller. This approach provides for involvement of public information. It is applicable with the authentic market information. The Appraiser does not have the information about the Company share transactions, he has the information about similar companies in the extremely little quantity and it can not be authentic, he does not virtually have the statistics on industry multipliers. This way, the comparative approach would not be applied in this valuation.

5. Company Cost-Based Market Value

5.1 Net Asset Method. General

This method can help evaluating a company considering its formation costs and provided it would remain in operation. Within this method, all the assets are appraised at their market value. Then, from that amount the company's liabilities must be deducted. The final number will show the market value of the company owned capital.

With this, all balance accounts were summed up in compliance with the Net Asset Valuation Method approved by the order No. 10н, of the RF Ministry of Finance and order No. 03-6/пз of Federal Commission on Capital Market and Securities "On Procedure of Corporate Net Asset Valuation" dated January 29, 2003.

5.2. Adjustments to the balance entries

The basis of calculations was balance sheets of the company as of April 1, 2003. Adjustments to the balance entries of the Company were conducted in the following directions: fixed assets, construction in progress, supplies, receivables.

The company's bank and currency account cash money is the most fluid assets of the company, so the adjustments of this figure were not implemented.

The middle term of receivables turn-round is 158 days, so their book value was discounted for this period at discounting rate 20.8%.

The middle term of supplies turn-round is 134 days, so their book value was discounted for this period at discounting rate 20.8%.

The Company fixed assets were revalued on the basis of the audit report PriceWaterhouseCoopers.

The lowering ratio 0.9, related to lowered liquidity of these assets, was applied to the construction in progress book value.

5.3. Company value by the net asset method

The amount of the Company owned capital was calculated by deduction of the Company's liabilities from the total of its assets. The results are shown in the table below.

Table 12 Calculation of the Company value by Net Asset Method

Entry	*Balance Sheets as of Apr. 1 2003*	*Adjustments (multiples)*	*Market value*
	Thousand RUR	*Thousand RUR*	*Thousand RUR*
Intangible assets	6 130	0	6 130
Fixed assets	3 036 020	1 374 016	4 410 036
Construction in progress	789 135	-78 914	710 222
Long-term investments	1 238 176	0	1 238 176
Non-current assets	5 069 461	1 295 103	6 364 564

Supplies	8 360 835	-560 694	7 800 141
Input VAT credit	1 315 727	0	1 315 727
Receivables	7 265 001	-570 541	6 694 460
Short-term investments	2 112 670	0	2 112 670
Money and other assets	320 338	0	320 338
Current assets	19 374 571	-1 131 236	18 243 335
Total asset	***24 444 032***	***163 867***	***24 607 899***
Long-term liabilities	14 733 788	0	14 733 788
Current liabilities	7 374 619	0	7 374 619
Sum of liabilities	***22 108 407***	***0***	***22 108 407***
Owned Capital	***2 335 625***		***2 499 492***
Liquidity discount	40%		40%
Minority shareholding discount	29%		29%
Equity value (discounts considered) thousand RUR	**84 370**		**20 560**
Number of shares	791 051 875		791 051 875
One share value, RUR	**1,258**		**1,346**

Liquidity discount

We understand the activation liquidity as capacity of assets to be sold in the market on reasonable minimum time. Indirectly liquidity can be determined through comparing unit sale quotes with transaction prices in the equity market. A valuated company is a open joint-stock company, its shares are nit very liquid, on the basis of which insufficient liquidity discount for that company shares is taken as 40% by the expert way.

Minority shareholding discount

Owned capital method provides for determination of the owned capital market value at the level of the controlling interest. A share market value in the minority interest is much lower. The difference between the shares value in the controlling and minority interests can be quantitatively determined by the so-called "minority interest discount", that is lowering ratio to the owned capital cost.

Share of profits is the value terms of property related to possessing controlling interest. It reflects the additional possibilities of the company control (in comparison with a less share, i.e. possessing minority interest.)

Minority shareholding discount is a value by which the cost of valuated stock share is reduced (in the total value of the company stock) considering the minority shareholding.

Discount value for the minority interest in the Russian market is higher than in the Western one, by virtue of:

- the absence of threshold of the control for 25% and 75% stocks (the interests of western shareholders with minority interests are protected by the appropriate provisions of law on securities instead of a veto right provided to the blocking minority ownership of 25%+1 in accordance with Russian laws on securities);
- the Russian equity market is in crisis and the fact lowers liquidity of minority interests;
- at the same time strategic investors are willing to acquire controlling interests at comparatively high prices.

The usual values of control premium can be from 30 to 40%. Considering the minority shareholding, the value of control premium is closer to 40%. Then discount value for the minority interest can be calculated by formula:

Discount = 1-1 / (1+control premium)

This way, the minority shareholding discount value will be 29%.

Thus, the market value of one ordinary share of the Company in the minority interest, calculated by the Cost-Based Approach as of valuation date is about: 1 (One) Ruble and 35 kopecks.

6. Company Income-Based Market Value

6.1. General Methodology

The discounted cash flow method implies that the business in question should be appraised from the point of future cash flows of the Company. The company cash flows get forecasted up to the date when the terminal cash flow of the Company is determined.

Then, the future cash flows and the terminal cash flow are discounted to the current value at rate reflecting the risks associated with receipt of these cash flows. The final net discounted value of the company's cash flows adjusted (when necessary) by insufficient investment liquidity or like shall be considered as the value figure.

The main steps of future incomes discounting are:

- Gross incomes analysis & forecast;
- Costs analysis & forecast;
- Investments analysis & forecast;
- Cash flow estimation for each year forecasted;
- Discounting rate estimation;
- Determination of an income to be generated in the post-forecast period; estimation of the current value at the forecast and post-forecast period;
- Multiples and adjustments.

6.2 Free Cash Flows (FCF) Forecast

The forecast period

The forecast period was taken as four years.

Algorithm of the FCF forecast preparation

- Sales proceeds forecast, based on price and production anticipations;
- Forecast of costs of production of the items sold and other production related costs;
- Capital investments forecasts;
- Depreciation costs forecast based on plans of capital investments and fiscal charges.
- Cash flow forecast. Determination of the cash flow for the owned capital is based on the following data: balance profit exclusive of profit tax + depreciation costs + increase in long-term debts - long term liabilities interest – capital investments – increments of own current assets;
- Net discounted value.

Cash flow origination time

For the purpose of this analysis, we assumed that all cash flows would arise **at the middle** of the year forecasted.

The Forecast of Company's proceeds was based on the information given by the Customer in the following table:

Table No. 13 Forecast of proceeds for the Company Appraised in 2003-2006 (USD thousand)

Revenues	2003	2004	2005	2006
Revenues (proceeds), total	**434 315**	**438 418**	**581 421**	**588 981**
Including:				
On current contracts	*433 765*	*392 868*	*493871*	*366 431*
India delivery	250 000	100 000	120 000	0
India (after-sales service)	1 000	1 000	1 000	1 000
India licence service	120 365	186 868	219 871	122 431
China (after-sales service)	1 000	1 000	1 000	1 000
BE 200 Emergencies Ministry	32 000	44 000	68 000	0
Malaysia delivery	20 000	48 000	72 000	228 000
Other	9 400	12 000	12 000	14 000
Prospective projects	550	45 550	87 550	222 550
BE-200	0	10 000	25 000	75 000
A-50	0	0	0	30 000
Southeast Asia delivery	0	0	27 000	27 000
Gyrocopter	550	550	550	550
Southeast Asia Modernization	0	35 000	35 000	90 000

The calculation of cash flows for the owned capital for each year of a forecasted period.

Table 14. Forecast of net profit of the Company Appraised in 2003-2006 (USD thousand)

Item	*2003*	*2004*	*2005*	*2006*
Proceeds	434 315	438 418	581 421	588 981
Sales costs	281 140	283 796	376 365	381 258
Gross profit	153 175	154 622	205 056	207 723
Commercial costs	9 791	9 884	16 043	14 269
Managing costs	29 594	29 873	35 202	38 642
Sales profit	113 790	114 865	153 811	154 812
Managing and extraordinary costs and incomes, total	8 206	8 284	10 985	11 128
Pre-tax profit	121 996	123 148	164 796	165 940
Profit tax	29 279	29 556	39 551	39 826
Net profit	**92 717**	**93 593**	**125 245**	**126 114**

Considering the absence of qualitative information about the Company cost structure, we forecast the costs based on a share in the sales cost. Commercial costs and managing and extraordinary incomes are forecasted in the similar way.

Profit tax is 24%.

Investments (the value change of fixed assets and intangible assets) were forecasted on the basis of the minimum demand for fixed-capital assets.

For the forecast of annual depreciation costs the fixation method was used. That is the average rate of depreciation costs is determined on the basis of retrospective information on the moving average method.

The current capital retrospective dynamics analysis preceded the forecast of the owned current capital (OCC) value of the Company. With this, the current capital value was determined on the basis of the company accounting control data through reducing total value of current assets by the value of current liabilities. At the same time owned current capital was compared with the company proceeds. The OCC value was forecasted based on the retrospective data:

This way, the calculation of cash flow is showed in the following table:

Table 15 Cash Flow of the Company for 2003-2006 (USD thousand)

Item	*2003**	*2004*	*2005*	*2006*
Net profit	92 717	93 593	125 245	126 114
Depreciation costs	6 995	7 120	7 246	7 372
Owned current capital increment, a year	0	5 000	5 000	5 000
Investments	25 000	25 000	25 000	25 000
Cash Flow	**74 712**	**70 713**	**102 491**	**103 486**

6.3 Discounting rate determination

Mathematically, discounting rate is a rate of interest applied to discount the future incomes to a current value serving as the base for determination of the market value of the company. From the business point, the discounting rate is understood as a rate of return required by investor to cover the investment risks associated with similar investment objects.

The discounting rate is determined by following methods.

1. Capital assets evaluation;
2. Cumulative build-up;
3. Weighted average cost of capital.

In our case, the discounting rate will be calculated by a cumulative build-up method.

In this method, the calculation base is a rate of return for non-risk securities. This will be further supplemented by the income related to investments risks of these securities and then the resulted amount will be adjusted by qualitative and quantitative risk factors associated with the company business.

By the cumulative build-up method, the owned capital value is calculated in two steps:

- Determination of appropriate non-risk rate of return, and
- Estimation of the premium for investment risks concerning the company in question.

The non-risk rate is return on investments into the safest (from the point of investor) assets available. The non-risk rate is a reference point. All the premiums related to particular investment risks are added right to this non-risk rate.

As the earning yield from non-risk operations, we have taken the rate of euro-bonds issued by the RF. The earning yield of the Russian euro-bonds comparable with the asset in question was about 5% per year.

Thus, we assume 5% as the non-risk constituent of the discounting rate.

Besides, the discounting rate will include the following risks:

- **Size company risk** – to consider advantages of the large companies like an easier access to financial markets should they need some extra resources, a greater stability of their business as compared to small-scale companies, etc. For this specific company we put the risk rate at the level which is a little lower than average, i.e. 2,0%.
- **Management quality risk** – to consider ability of the company management to timely respond to economic changes arising in their region, to conduct effective company politics with due incentives and encouragements. In this specific case, the management quality risk is about 2.5%
- **Financial structure risk** – to describe company's ability to effectively manage its assets and to timely meet its obligations. According to the results of financial analysis, the company situation is stable enough and therefore such a risk is not great. We assume it as 2.5%
- **Territorial diversity risk** – to consider company's ability to make its products or services attractive for the customers out of the territory where the company works. This risk is 1.5%.
- **Client diversification risk** – diversification level is determined by the number of clients and the share of sales per each client. The less this share is, with all other things being equal, the less the company depends on a specific client. Considering the average client diversification of valuated business this risk we assume as 2.5%
- **Profitability and income predictability risks** – to describe company's ability to forecast the level of the earning receivable with due probability. The Company business is not too risky. It will not be jeopardized by seasonality or by unstable income flow. With this, the market has the uncertainty connected with the governmental regulation of the registrar services market. Considering this, this risk is assumed as 2.5%
- **Other risks** – are taken as 2.3%. These risks are determined at the arithmetic mean of all the above risks.

The discounting rate calculation is outlined in the table below:

Table 16 Discounting rate

Item	*%*
Non-risk rate	5.0%
Risk of company size	2.0%
Management quality risk	2.5%
Financial structure risk	2.5%
Territorial diversity risk	1.5%
Client diversification risk	2.5%
Profitability & income predictability risk	2.5%
Other risks	2.3%
Discounting rate, total	20.8%

6.4 Market value calculation by discounted cash flow method and adjustments

6.4.1 Own capital value calculation.

Based on conclusions drawn from the previous stages of our analysis, we can determine the value of the discounted cash flow by multiplying the cash flows of each year forecasted by the discounting rates for the same year.

Thus, by bringing about the cash flow for the owned capital at the discounted rate to the current value, we will get the discounted cash flow per each forecasted year.

Item	*Unit*	*2003*	*2004*	*2005*	*2006*
Discounted cash flow	Thousand USD	67 990	53 293	63 969	53 491
Sum of discounted cash flows	**238 742**				

When determining the long term growth rate, we relied upon the Customer's information on development opportunities for the Customer's business.

Reversion value was determined acc. to Gordon's formula. Gordon's model is based on a forecast of a stable income in the future, provided that investment value and depreciations are equal. The final value, acc. to this Model will be as follows:

$V_{(term)} = CF_{2006} *(1 + g) / (K - g)$, where

$V_{(term)}$ - the value in the post-forecast period;

CF_{2006} – the income cash flow for the last year forecasted;

K – discounting rate;

g – cash flow long term growth rate;

Reversion discounted value is a multiplication of the reversion value (acc. to Gordon's formula) by the current value of a unit taken at the end of the last year forecasted (in our case, it is year 2006).

Thus, considering the above approaches and assumptions, we obtain the following results:

Table 18.

Item	*Unit of measurement*	*VALUE*
Discounted cash flows sum	Thousand USD	238 742
Long term growth rate	%	2%
Reversion value	Thousand USD	658 862
Current reversion value	Thousand USD	309 918
Own capital cost	**Thousand USD**	**548 660**

6.4.2. Adjustments and calculation of market value of a business appraised

After determining the previous company value to get the final market value it is necessary to adjustments. They include two adjustments:

- adjustment for out of business assets value
- adjustment of owned current capital value.

Adjustment for out of business assets value considers the asset, the cost of which is not taken in the calculation of cash flows and income generating that are not used directly in the production. Considering the fact that a company appraised does not have out of business assets on balance, this adjustment was not applied.

The second adjustment is the calculation of actual value of owned current capital. The actual value of owned current capital, that the company has, may not coincide with the required one. In this case the adjustment is necessary: the surplus of owned current capital should be added, and the deficit should be deducted from the previous value.

On the appraised company balance there is a large share of bad assets, and therefore the determination of the real OCC value is extremely difficult. This way, the adjustment in question was also not used.

After the adjustments were applied, we get the final cost of appraised business by the income-based method:

Table 19

Item	*Value*
Owned capital value, Thousand USD	548 660
Liquidity discount	40%
Minority shareholding discount	29%
Owned capital value (with discounts considered) thousand USD	233 729
Owned capital value (with discounts considered) thousand RUR	7 219 941
Number of shares	791 051 875
Cost of one share, RUR	9.127

Rate of conversion is the rate of CB of RF as of valuation date (30,8902 RUR for one USD)

Thus, the market value of one ordinary share of the Company on the minority interest as of valuation date, determined by the income-based approach (discounting cash flow method), is about:

9 (nine) Rubles and 23 kopecks.

9. Coordination of Valuation Results and Summary

The Appraiser, considering different valuation methods and accuracy of the data employed, performed coordination of values of one Company share.

When determining the market value of the asset, professional appraisers can apply one or several valuation methods. The reason why it is more than one method applied is obtaining the maximum justification and evidences for the conclusion presented. The Appraiser involved three methods of calculation. Reliability of approaches was taken based on the data authenticity, forecast quality and matching the market value to the value obtained by this or that approach.

Drawing a correct conclusion implies that the Appraiser should involve one method from every approach applicable to the specific valuation and calculate the market value by these methods. The results obtained should be summed up and multiplied by weight factors (the sum of weight factors equals to 1)

To compare the results, a weighted average method is involved. To determine the weights, the different valuation methods shall be assessed for their applicability and relevance from the point of the nature of the asset in question, valuation purpose and data reliability.

When determining the market value of the asset, professional appraisers can apply one or several valuation methods. The reason why it is more than one method applied is obtaining the maximum justification and evidences for the conclusion presented. The Appraiser involved two methods: he weighted the final results by the net asset method (cost-based approach) and by discounted cash flow method (income-based approach).

For calculation of the weighted average at the first step, we would like to draw 5 (for income-based approach) and 9 (for cost-based approach) basic factors influencing the business value, provided that the latter is calculated by the discounted cash flow method (income-based approach) and the net asset method (cost-based approach). For this, guideline Tables are provided.

These tables are filled into as follows: if the given factor is specific for the company in question, then the corresponding phenomenon really takes place there and we put +1 for that. If negative, we put -1, and at "do not know" we put 0.

Table № 20 Factors review (income-based approach)

	Factors	**Points**
1	A significant change expected for cash flow level	0
2	Justifiability of the cash flow value	1
3	Positive cash flows for the most of periods forecasted	1
4	Positive cash flow value in the last period forecasted	1
	Total	3

Table № 21 Factors review (cost-based approach)

	Factors	**Points**
1	It is the control stock evaluated	-1

2	It is possible to determine and evaluate company's intangibles	-1
3	It is expected that the company will remain in operation	1
4	Absence of previous profit data or inability to evaluate them adequately	0
5	New company valuation	-1
6	Company's heavy dependence on contracting; absence of regular customers	0
7	Significant weight of financial assets in the company assets	-1
	Total	**-3**

Table № 22 Factors review (comparative approach)

	Factors	**Points**
1	The data is sufficient to determine comparables	1
2	There is enough comparable companies	1
3	Profit & cash flow data is reliable	-1
4	Profit or cash flow positive value	1
5	Profit & cash flows are stable	-1
6	There is available data on comparable companies' net asset value	-1
7	Net asset value for the company in question	0
	Total	**0**

Table № 23 One share market value

Entry No.	**Method**	**Free Cash Flows method**	**Net asset method**
1	Expert judgment on the factors	2	2
2	Number of factors	5	9
3	Shift in average	2.5	4.5
4	Weight fraction	0.45	0.36
5	Weight factor	0.555	0.445
6	Value as estimated (RUR)	9.13	1.35
7	Contribution	5.065	0.601
Resulting market value of one share (USD)		**0.18**	
Resulting market value of one share (RUR)		**5.67**	

According to the analysis performed, and based on the source data and information provided by the Customer, the market value (estimated price) of one share as of May 22, 2003 is

RUR 15,11 (in words: fifteen rubles eleven kopecks only)
Or 0,18 USD (using rate of exchange on date of valuation 1USD= 30,8902 RUR)

Appraisal expert
O. Y. Ivanova /signed/

Appraisal expert
V. G. Fomin /signed/

8. Appraisal Certificate

This signatory Appraiser hereby certifies that in accordance with the data available at the Appraiser

- Al facts and information involved are, to the best of his/her knowledge, true and adequate and are also based on the Customer's information;
- The analysis, opinions and conclusions contained herein are the property of the Appraiser and can be valid only within the restrictions and allowances constituent to this report;
- The Appraiser does not and will not have any personal interest in the property appraised. The Appraiser is impartial to all the parties concerned.
- The Appraiser fee does not depend on the final value of the assets nor on any events that can arise after perusal of the conclusions contained herein either by the Customer or any third parties;
- In the course of analysis, none person rendered any significant assistance to the signatory save in the cases expressly stated herein.

9. Appraisal Experts' Credentials

Appraisal Expert – Ms. O. Y. Ivanova

Certificate on Professional Retraining during September 10, 2001 – January 16, 2002.

Certificate No. ПП 453512
Issued by Moscow State Technological Academy and conferring a right to professional practice in Company (business) Appraisal & Valuation.

Certificate on Professional Retraining during March 19, 2000 – July 02, 2001.

Certificate No. ПП 209287
Issued by Moscow State Technological Academy and conferring a right to professional practice in Real Estate Appraisal & Valuation.

Certificate on Professional Retraining during March 19, 2000 – July 14, 2001.

Certificate No. ПП 209299
Issued by Moscow State Technological Academy and conferring a right to professional practice in Machines, Equipment and Vehicles Appraisal & Valuation.

Appraisal Expert – Mr. V. G. Fomin

Certificate on Professional Retraining

Certificate No. 409241
Issued on December 15, 2000 by Inter-industry Management Post-Graduate Institute of Plekhanov Russian Academy of Economics.
Course name: "Professional Appraisal of assets and titles".
Area of expertise: Company (business) Appraisal & Evaluation.

Copies of certificates enclosed.

CONSULTING AND APPRAISAL CENTER Ltd

Building 4, 2 Perovsky proezd, Moscow, Russia, 111024

No. 03-05/04 PC

REPORT
ON DETERMINATION OF THE MARKET VALUE
OF ONE SHARE
OF THE IRKUT CORPORATION

Customer: Joint Stock Company "Scientific - Production Corporation "Irkut"

Service Provider: Consulting & Appraisal Center Ltd

Valuation date: April 27, 2004

Moscow, 2004

1. Essential Details and Valuation Results

Customer	Joint Stock Company "Scientific - Production Corporation "IRKUT" Building 2, 30/7 B. Molchanovka St., Moscow, Russia, 121069 INN: 3807002509, KPP 771701001 Bank account: 4072 81080 000 000 0025 in FORPOST JSCB, Moscow Corr. account: 30101 81600 000 000 0568 BIK: 044552568 OKPO: 07504910
Service Provider	Consulting & Appraisal Center Building 4, 2 Perovsky proezd, Moscow, Russia, 111024 INN: 7722253035 Bank account: 40702810400002001143 in LEFCO-BANK JSCB, Moscow Correspondent account: 30101810000000000683, BIK: 044583683 Appraisal license No. 003595 of Feb. 08, 2002. Issued by the RF Ministry of Property Relations. Valid since Feb. 8, 2002 until Feb. 8, 2005
Valuation Object (the Object)	1 (one) ordinary minority share of Joint Stock Company "Scientific Production Corporation "IRKUT"
Valuation Date	April 27, 2004
Report Date	April 27, 2004
Valuation Ground	Valuation Contract No. 047/04 dated April 26, 2004
Purpose of Valuation	To make the Customer informed about the justified market value of the object
Valuation Applicability	This report can be applied when taking managerial decisions related to the object
Liability Insurance Data	Policy No. 19/04-026151 on Appraiser's public (professional) liability insurance. Issued by "Informstrakh" insurance company on March 01, 2004
Valuation Standards	TIAVSC 1…4 and Russian Federal Standards

Conclusions

According to the analysis performed, and based on the source data and information provided by the Customer, the market value of one ordinary share is

RUR 15.11 (in words: fifteen rubles eleven kopecks only)

as of the valuation date.

F. K Frank /signed/
General Director

Distribution of this report.

This report is intended for distribution only among the persons to whom it is addressed as well as for the purposed stated above. We do not bear any responsibility to anyone save the persons to whom this report was addressed.
In cases provided by the RF laws in force, this report or its copy may be furnished to the governmental authorities if so requested.
Copies of this report may be provided to the Customer's consultants. However they should realize that we do not bear any responsibility to them concerning this report, and the use thereof shall be only as originally intended and solely by them. Submission of this report to anyone save the persons addressed and for a different purpose as well as its reproduction both in parts and in whole cannot be made without our written consent.

Essential remarks on evaluation results. Values.

The management of the Customer asked the Consulting & Appraisal Center Ltd hereinafter referred to as Appraiser to determine a market value of one ordinary share of the Irkut Corporation as of April 27, 2004.
The scope of work performed by the Consulting & Appraisal Center Ltd is detailed in the report enclosed, but here we would like to draw readers' attention to all limitations stated therein.
When developing our judgment on eventual range of fair market value of Company's chartered capital we were guided by the Russian laws in force (specifically, by the Federal Law on Valuation Activity in the Russian Federation) and by the Russian Federal Standards.
For this, we have given the following market value definition:

Pursuant to Clause 7 of the Federal Law on Valuation Activity in the Russian Federation:

"In the event that a legislative act which prescribes the mandatory valuation of any appraisable object whatsoever, or an agreement concerning the valuation of an appraisable object (hereinafter referred to as the agreement) fails to stipulate the particular type of value of the appraisable object, then the market value of said appraisable object shall be established.

The said rule shall be also subject to implementation in the event that a legislative act should use terms not envisaged by this Federal Law or by the valuation standards describing the type of value of the appraisable object, including the terms "actual value", "reasonable value", "equivalent value", "real value", etc.

The market value[1] - shall be deemed as the most probable price at which the object in question may be disposed of on the open market in competitive conditions when the parties to the transaction act logically, are in possession of all necessary information and when the amount of the transaction is not influenced by any extraordinary circumstances, i.e. when:

- neither party is obliged to dispose of the object and neither party is obliged to accept the object;
- the parties to the transaction are well informed as to the subject thereof and act in their own interests;
- the appraisable object is placed on the open market on public offer;

[1] Federal Law of July 29, 1998 "On Valuation Activity in the Russian Federation"

The amount of the transaction represents a reasonable remuneration for the appraisable object in case if:

- there is no compulsion to perform the transaction on either party thereto from any quarters whatsoever;
- payment in respect of the appraisable object is expressed in monetary form."

According to TIAVSC Standards (The International Assets Valuation Standards Committee),

"Market value is the estimated amount for which an asset should exchange on the date of valuation between a willing buyer and a willing seller in an arms-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

These are definitions of values different from the market one acc. to the Russian valuation standards[1]

a) Value of a *restricted market* asset – is a value of an asset impossible to sell in the open market or requiring extra costs to do so as compared with those for the free market.
b) Asset *compensation* value – is a sum of costs required for creation of a similar asset at the market value as of the date of appraisal and considering depreciation of the prior asset.
c) Asset *reproduction* value – is a sum of costs formed by the current market values (i.e. the ones of the date of appraisal) required to reproduce a similar asset using similar materials and technologies but considering depreciation of the prior asset.
d) Asset *investment* value – is a value of an asset defined by profitability of that very asset for a specific person with specific investment purposes stated.
e) Asset *taxation* value – is a value of an asset determined for tax base evaluation and calculated in accordance with legislative acts' provisions (incl. inventory value);
f) Asset *disposal* value - is a value of an asset in the event if the asset should be disposed before the term accepted for exposition of similar assets;
g) Asset *utilization* value - is a value of an asset equal to the market value of the materials involved in it plus assets utilization costs;
h) Asset *specific* value – is a value determined by specific conditions included into appropriate legislative acts or appraisal (valuation) contracts but not included into the definition of the market or any other value stated in these standards.

The process of valuation can involve three approaches: a cost-based approach, a comparative approach and a profit-based approach.

The cost-based approach - is a total of asset valuation methods based on calculation of costs required either for compensation or reproduction of the asset but considering its depreciation.

The comparative approach – is a total of asset valuation methods based on comparison of that very asset with other similar assets whose price and transaction data are obtainable.

The income-based approach – is a total of asset valuation methods based on calculation of incomes expected from that asset.

The other terms as per the Russian valuation standards are given below:

[1] Russian Governmental Decree No. 519 of July 6, 2001 "On Valuation Standards Approval"

Index:

Valuation method – is a method of asset value calculation within one of the approaches above.

Appraisal date – is a calendar date as of the asset value is determined.

Value – is a sum of money offered for the asset or its equivalent.

Asset equivalent – is a different asset of a known price and similar transaction details and equivalent in basic economic, material, technical and other figures to the asset in question.

Asset exposition time – is a period of time from the public offer date up to the date of transaction.

Asset total value – is a value of an asset obtained after summing up Appraiser's reasoned estimations about that asset involving different valuation approaches and methods.

Valuation report appraisal – is a total of actions taken to check whether the Appraiser abode by his/her valuation contract and the Russian laws on valuation activity as well as whether he/she was reasonable in his/her estimations, whether his/her information was sufficient and reliable and, finally, what approaches he/she used while performing his/her work.

The standards and codes referred here for definition of a fair market value of assets and their applicability are as follows: Russian Valuation standards and TIAVSC (The International Assets Valuation Standards Committee) standards (1-4), namely –

1. Regulations

1. Federal Law on Valuation Activity in the Russian Federation, dated July 29, 1998;
2. Governmental Decree No. 519 of July 6, 2001 "On Valuation Standards Approval";
3. The Civil Code of the Russian Federation;
4. TIAVSC Valuation Standards. General;
5. TIAVSC Valuation Standards. Market value as the basis of valuation (IVS 1);
6. TIAVSC Valuation Standards. Valuation basis besides the market value (IVS 2);
7. TIAVSC Valuation Standards. Valuation for financial accounting and related documents (IVS 3);

2. References

1. Company Valuation. Asset-oriented approach. Training Manual by V. V. Grigoriev and I. M. Ostrovkin;
2. Valuation & Revaluation of Fixed Assets. Training Manual by V. V. Grigoriev;
3. Company Valuation – Theory & Practice. Training Manual by V. V. Grigoriev and M. A. Fedotova;
4. Valuation of Assets. Training Manual by A. P. Kovalev;
5. Business Valuation. Manual ed. by A. G. Gryaznova and M. A. Fedotova;
6. Real Estate Market Value Appraisal. Training Manual;
7. Asset Accounting Guidelines. Depreciation Norms;

3. Information provided by the Customer

1. Irkut Corporation balance sheets as of December 31, 2003 (Form No. 1);
2. Irkut Corporation balanca sheets as of December 31, 2002 (Form No. 1);
3. Clarifications to balance sheet items of Irkut Corporation as of year 2003 (Form No. 5);
4. Loss & Profit Report of Irkut Corporation as of year 2003 (Form No. 2);
5. Loss & Profit Report of Irkut Corporation as of year 2002 (Form No. 2);
6. List of capital assets of Irkut Corporation.

Essential Remarks on the References Made.

We relied on the accounting and other documents of the Company as provided by the Customer. Nevertheless, we should remark that this work is no audit. We did not check the Customer's statements, nor did we perform any other work that would enable us to draw any conclusions concerning authenticity of the financial information provided. We also used the data available at the official Internet sites of RTS Stock Exchange, "Expert" journal and at other free sources.

Our work was mainly based on the information provided by the Customer and on public domain data. In our work we used the accounting reports of year 2001, 2002 and 2003 executed in compliance with RAS as well as other documents provided by the Customer.

By accepting this information as a basis of our work we do not mean that we have expressed our opinion concerning this information and/or confirm its authenticity. We shall not assume any obligations or liabilities for any incorrectness should it appear in the source data and consequently impact the presumable range of the fair market value of the Company chartered shares.

To determine a presumable range of the market value of the Company chartered shares, Consulting and Appraisal Center Ltd applied a net assets method. Moreover in this specific work, Consulting and Appraisal Center Ltd was not expected to perform an economic appraisal of feasible manufacturing or management optimization of the Company.

We shall not be liable for any eventual losses incurred due to any use of the Chartered shares values stated by us or due to any other decision related to the above-mentioned values.

2. Basic assumptions and restrictions

Authenticity of this valuation results is restricted by the following:

1. This report can be authentic only in full and only when used for the purposes stated therein. Use of any particular provisions and conclusions out of the entire Report context is incorrect and can affect results of the research;
2. The Service Provider shall not be liable for legal description of title of the property evaluated nor for issues related to this title. Title for the property evaluated shall be considered as valid;
3. The Service Provider did not audit economic nor financial-and-economic figures of the Company activity, provided by the Customer;
4. The source data on the object's components used by the Service-Provider while developing its conclusion were obtained from reliable sources and considered as authentic. Nevertheless, the Service Provider cannot guarantee their absolute authenticity and therefore references to them are made.
5. The Service Provider performed neither technical nor environmental appraisal of the asset.
6. The Service Provider assumes that there were no any hidden factors of a legal, economic, technical or environmental matter that could impact the value of the asset.
7. The Service Provider opinion concerning the asset value is valid only as of the valuation date. The Service Provider shall not be liable for subsequent changes of social, economic, environmental, legal and other circumstances which can arise after that date and impact the value,
8. The Service Provider shall be indemnified against appearing in the court or otherwise testifying thereupon but according to a specific contract or official summons.
9. The Parties acknowledge contents of this Report as a confidential matter not to be disclosed or divulged unless otherwise expressly provided for by the Russian Law.
10. Where expressly provided for by the Russian Law, the Service Provider shall submit copies of its reports or information from them to law enhancement, judicial or other state or local authorities.

3. About the Company

3.1. General

Short name:	Irkut. Corp.
INN:	3807002509
SCRIN Code:	IRKT
Subject:	Moscow
Location:	Building 1, 13, Novoalexeevskaya st., Moscow 129626, Russia
Mail Address:	Building 2, 30/7, B. Molchanovka St., Moscow 121069, Russia
State registration No.	1177, series IRP-P
State reg. date:	October 13, 1992
State registrar:	Leninsky district administration (Irkutsk, Russia)
Contact phones:	(095) 777 2101
Fax:	(095) 777 2101
E-mail:	info@irkut.com
Website:	http://www.irkut.com
CEO:	Alexey Innokentievich Fedorov, the President
Industry:	Metal-fabricating industries / aircraft industry
Shares traded at:	RTS, MICEX

Chartered Capital

Placed shares

Shares	Nominal, RUR	Number of shares	Total, RUR
Ordinary Nominal Share	3	791 051 875	2 373 155 625
Total			2 373 155 625

Declared shares

Shares	Nominal, RUR	Number of shares
Ordinary Nominal Share	3	87 894 653

Main shareholders

Name	Registered as	% of the Chartered Capital
"Depository Clearing Company" CJSC	Nominee shareholder	20.75
"National Depository Center" NP	Nominee shareholder	8.09
FORPOST JSCB	Nominee shareholder	40.8
"Sukhoy Company" JSC	Proprietor	14.7
"Aerocom" CJSC	Proprietor	10.18

4. Value Determination Methodology

4.1. Valuation process

The valuation proceeded in the following directions:

1. Study of the documents and materials provided by the Customer's management on an assumption that these reflect economic and financial conditions of the Company adequately. Analysis of the social-and-economic status, business and market conditions;

2. Evaluation of economic and financial conditions of the Company based on the documents and materials available at us;

3. Determination of applicable valuation approaches and methods;

4. Determination of the market value of the Company Chartered Capital based on approaches accepted;

5. Coordination of results obtained through different approaches.

4.2. Cost-based approach

The cost based approach considers a company value from the position of the costs incurred. The book value of assets and liabilities of a company is not always equivalent to the market value – that happens due to inflation, changes in market conditions or accounting methods. It would necessitate some corrections in the balance sheets of the Company. To make it possible, first a fair market value of each asset in the balance sheets shall be established, then a current value of liabilities shall be determined. After that, the current value shall be deducted from the fair market value and this will show the estimated value of the Company own capital.


Cost-based approach
Net Asset Method
Disposal Value Method

Net asset method

Net assets – is a value determined by deduction of Company's bankable liabilities from its sum of assets.

Accounted assets are monetary and non-monetary property of the Company including the following entries at book: non-current assets (i.e. the ones reflected in the first section of the balance) and current assets.

With this, when calculating the amount of the net assets the following intangibles of the first section shall be considered:

- the earn-bringing assets used directly by the Company in its main business (like rights to use land, natural resources, patents and licenses, know-hows, software, monopoly rights including licenses for a specific business, formation costs, trade marks, etc.);
- the assets having a documentary proof of the costs related to acquisition (creation) thereof;
- the right of the Company to possess these intangibles shall be confirmed by an appropriate document (patent, license, act, contract, etc.) issued in accordance with the Russian Law. The entry for other non-current assets shall deal with Company's liabilities for the property purchased, supplies and costs, money, settlements and other assets reflected in the second section of the balance sheets.

In case the Company at the end of the year has allowances for doubtful debts or for depreciation of securities, the figures in the appropriate entries shall reflect depreciation of their book value by these allowance.

Liabilities considered – are Company's liabilities, including the following:

- Target financing and revenues (an item of Section 4 of the balance sheets);
- Bank and other long-term liabilities payable (items of Section 5 of the balance sheets);
- Bank and other short-term liabilities payable (items of Section 6 of the balance sheets);
- And other settlements and liabilities save the amounts entered into "Deferred Revenues" and "Consumption Funds".

According to this method, the net asset value shall be calculated as follows:

$NA = A_c - L_c$

Where

NA means Net Asset value,

A_c means Assets considered, and

L_c means Liabilities considered

Disposal value method

This method is usually applied in cases when a company is about to close and retail its assets. It is also applicable in restructuring of a company, restructuring program appraisal, company restructuring financing and bids evaluation. The disposal value of the company is calculated by deducting the total of liabilities and current disposal-related costs from the sum of assets.

4.3. Income-based approach

The main definitive factor to be considered at the income-based approach is the income earned through the asset. This involves determination of current value of future revenues that would appear as a result of a further use or sale of the asset in question.

The methods applicable to this approach are as follows:


Income-based approach
Direct Capitalization Method
Cash Flow Discounting Method

Cash flow discounting. Such business value determination is based on the assumption that a potential investor would not pay for the business in question more than the current value of future revenues.

Cash flow discounting method is applied at evaluation of an ongoing business. This method is the most appropriate for valuation of companies that have their own business history and show a growth or a steady development. Absence of a profit history hampers adequate forecasting the future cash flow.

Direct Capitalization. This method is also based on the assumption that a value of a company share would be equal to a current value of the future revenues this share would bring. The essence of this method is expressed in formula: Estimated value = Profit/Capitalization rate.

4.4. Market-based approach

The comparative approach is applicable only if there is a sufficient number of comparable assets. To draw such a comparison, you should select some similar assets that have been recently sold and obtain authentic information about them. There would be some differences between them and therefore the obtained data would require some correction. Comparative methods are presented in the diagram below. The distinctive feature of the comparative approach is that the resulting value on the one hand is based on the market value at which similar companies sell and buy their equities, and on the other hand it is based on actual financial results. This approach assumes that the value of the assets in question is determined by the value at which they can be sold in the well-established market. In other words, the

most probable value of the asset in question could be an actual commercial sale value of a similar asset spotted in the market.

- Capital market method is based on the prices actually paid for equities of similar companies in the equity market. The data on similar companies when corrected appropriately may serve as guidelines to determine a value of the asset in question. The advantage of this method is the use of the actual information instead of the forecasted which is always tentative. Similar assets are selected according to their comparability in business field, production and products (services) range, life cycle, location, strategies and financial conditions (profitability, growth, etc.), This method cannot determine the value of 100% of the chartered capital shares
- Transaction (sales) method is based on a turnover of 100% of chartered capital shares. So this method allows determination of a value level of 100% chartered capital shares, sufficient to control the business in full.


Comparative Approach
Transactions Method
Capital Market Method
Guideline Companies Method
Industry Factors Method

- Guideline companies (comparable sales) method is based on an assumption that the market value of the Company can be determined through a data on publicly traded values of equities belonging to similar companies with due multiples applied. This method allows determination of less than 100% of the chartered capital.
- Industry factors method is based on special formulas and price ratios applied in specific industries. These formulas and ratios are derived empirically based on business sales data.

This approach becomes less effective if there were only a few transactions in the market and it was a long time between their valuation and finalizing; the same can happen if the market was abnormal – in that case any fast changes can turn misleading.

Applicability of the comparative approach depends on availability of the active market because it implies a use of data on the transactions actually made. Openness of the market and availability of financial information is also a crucial point here.

4.5. Conclusions

1) An asset can be evaluated through a cost-based approach. Within the latter, a net asset method would be practical.

2) Within the income-based approach, it is advisable to evaluate the asset through a cash flow discounting.

3) Comparative (market) approach is based on market information considering the current relations between a Buyer and a Seller. This approach provides for involvement of public information and in this case is quite applicable and practical.

5. Company Cost-Based Market Value

5.1 Net Asset Method. General

This method can help evaluating a company considering its formation costs and provided it would remain in operation. Within this method, all the assets are appraised at their market value. Then, from that amount the company's liabilities must be deducted. The final number will show the market value of the company owned capital.

With this, all balance accounts were summed up in compliance with the Net Asset Valuation Method approved by the order No. 10н, of the RF Ministry of Finance and order No. 03-6/пз of Federal Commission on Capital Market and Securities "On Procedure of Corporate Net Asset Valuation" dated January 29, 2003.

5.2. Adjustments to the balance entries

The basis of calculations was balance sheets of the company as of December 31, 2003.

5.2.1. Capital assets value calculations

These were evaluated at the market value by indexation method.

5.3. Company value by the net asset method

The amount of the Company owned capital was calculated by deduction of the Company's liabilities from the total of its assets. The results are shown in the table below.

Table 5.1. Calculation of one share value by Net Asset Method (thousand RUR)

Entry	*Balance Sheets as of Dec. 31 2004*	*Adjustments (multiples)*	*Market value*
	Thousand RUR	*Thousand RUR*	*Thousand RUR*
Intangible assets	6 545	0	6 545
Fixed assets	2 897 422	6 842 144	9 739 566
Construction in progress	663 918	-66 392	597 526
Long-term investments	1 231 002	0	1 231 002
Non-current assets	4 798 887	6 775 753	11 574 640
Supplies	6 490 276	-236 114	6 254 162
Input VAT credit	1 485 976	0	1 485 976
Receivables	7 644 419	-328 593	7 315 826
Short-term investments	2 706 206	0	2 706 206
Money and other assets	690 114	0	690 114
Current assets	19 016 991	-564 706	18 452 285
Total asset	23 815 878	6 211 046	30 026 924
Long-term liabilities	11 994 932	0	11 994 932
Current liabilities	8 937 563	0	8 937 563

Sum of liabilities	20 932 495	0	20 932 495
Owned Capital	**9 094 429**		
Liquidity discount	0%		
Minority shareholding discount	25%		
Equity value (discounts considered) thousand RUR	**6 820 822**		
Number of shares	791 051 875		
One share value, RUR	**8.62**		

Thus, the market value of one share of the Company calculated by the Cost-Based Approach is about:
RUR 8.62
(in words: eight rubles sixty-two kopecks only)
as of the valuation date.

6. Company Income-Based Market Value

6.1. General Methodology

The discounted cash flow method implies that the business in question should be appraised from the point of future cash flows of the Company. The company cash flows get forecasted up to the date when the terminal cash flow of the Company is determined.

Then, the future cash flows and the terminal cash flow are discounted to the current value at rate reflecting the risks associated with receipt of these cash flows. The final net discounted value of the company's cash flows adjusted (when necessary) by insufficient investment liquidity or like shall be considered as the value figure.

The main steps of future incomes discounting are:

- Gross incomes analysis & forecast;
- Costs analysis & forecast;
- Investments analysis & forecast;
- Cash flow estimation for each year forecasted;
- Discounting rate estimation;
- Determination of an income to be generated in the post-forecast period; estimation of the current value at the forecast and post-forecast period;
- Multiples and adjustments.

6.2. Free Cash Flows (FCF) Forecast

The forecast period

The forecast period was taken as five years.

Algorithm of the FCF forecast preparation

- o Sales proceeds forecast, based on price and production anticipations;
- o Forecast of costs of production of the items sold and other production related costs;
- o Capital investments forecasts;
- o Depreciation costs forecast;
- o Cash flow forecast. Determination of the cash flow for the owned capital is based on the following data: balance profit exclusive of profit tax + depreciation costs + increase in long-term debts - long term liabilities interest – capital investments – increments of own current assets;
- o Net discounted value.

Cash flow origination time

For the purpose of this analysis, we assumed that all cash flows would arise **at the end** of the year forecasted.

The Forecast of Company's costs and proceeds was based on the asset data given by the Customer and collected by the Service Provider individually. This forecast is laid out in the following tables:

Table No. 6.1 Net Profit Calculation for the Company Appraised (USD thousand)

Item	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**Term.**
Net proceeds	236 394.1	618 567.0	458 674.9	660 160	771 300	882 440	993 581	1 104 721	1 137 863
Sales costs	153 902.7	398 106.3	265 006.8	383 443	438 995	494 547	550 099	605 651	623 820
Gross profit	82 491.4	220 460.7	193 668.1	276 716.8	332 305.2	387 893.6	443 482.0	499 070.4	514 042
Commercial costs	1 748.8	23 314.1	61 741.8	39 543	59 698	79 981	75 490	89 856	92 551
Weight of commercial costs in sales proceeds	0.007	0.038	0.135	0.060	0.077	0.091	0.076	0.081	0.083
Managing costs	21 492.2	28 058.2	34 213.4	46 402	48 911	61 269	67 277	73 853	76 069
Weight of managing costs in sales proceeds	0.091	0.045	0.075	0.070	0.063	0.069	0.068	0.067	0.068
Sales profit	59 250.4	169 088.4	97 712.9	190 771.6	223 695.9	246 643.5	300 714.5	335 361.4	345 422.3
Managing and extraordinary costs and incomes, total	111 758.8	-82 974.8	-12 175.6	68 674	-14 567	17 235	36 667	13 086	13 478
Share of proceeds	0.473	-0.134	-0.027	0.104	-0.019	0.020	0.035	0.012	0.022
Pre-tax profit	171 009.2	86 113.5	85 537.3	259 445.5	209 128.8	263 878.9	335 381.0	348 447.1	358 900.5
Profit tax	14 074.1	1 765.2	6 890.5	7 577	5 411	6 626	6 538	6 191	6 377
Net profit	**156 935.1**	**84 348.4**	**78 646.8**	**251 868.9**	**203 718.0**	**257 253.0**	**328 843.3**	**342 255.6**	**352 523.3**

Depreciation costs were forecasted considering the data provided by the Customer and investments – considering dynamics of the previous periods.

The forecast of the own current capital is expressed in percent of proceeds, considering growth rates.

The forecast of the amount of the own current capital was obtained by a method of moving average.

Table No. 6.2. Depreciation Costs of the Company Appraised (USD thousand)

Item	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**Term.**
Value of capital assets and intangibles acquisition at the end of the year.	94 861,3	101 893,6	173 037,5	201440,4	240528,5	279 616,6	318 704,7	357 792,8	368 526,6
Depreciation costs		**7 661,6**	**10 147,7**	**13 480,1**	**15 100,7**	**18 133,1**	**20 338,4**	**23 017,8**	**23 613,1**
Average annual rate of depreciation		7,52%	5,9%	6,7%	6,3%	6,5%	6,4%	6,4%	6,4%

Table No. 6.3. Increment of the Own Current Capital of the Company appraised (USD thousand)

Item	2001	2002	2003	2004	2005	2006	2007	2008	Term.
Total value of the current assets at the end of the year	602 566,5	667 262,8	584 939,6						
Total value of the current liabilities at the end of the year	406 582,5	313 598,7	234 194,2						
Value of the owned current capital (OCC) at the end of the year	195 984,0	353 664,1	350 745,4	490 395,3	585 997,5	759 775,4	946 490,2	1 203 131,2	1 514 080,5
OCC value growth rate, a year		180,5%	99,2%	139,8%	119,5%	129,7%	124,6%	127,1%	125,8%
OCC increment, a year		**157 680,1**	**-2 918,7**	**139 649,8**	**95 602,3**	**173 777,9**	**186 714,8**	**256 641,0**	**310 949,3**

Table No. 6.4. Cash Flow of the Company Appraised (USD thousand)

Item	2004	2005	2006	2007	2008	Term.
Net profit	251 869	203 718	257 253	328 843	342 256	352 523
Depreciation costs	13 480	15 101	18 133	20 338	23 018	23 613
OCC increment, a year	139 650	95 602	173 778	186 715	256 641	310 949
Investments, RUR thousand	13 480	15 101	18 133	20 338	23 018	23 613
Cash Flow	**112 219**	**108 116**	**83 475**	**142 128**	**85 615**	**41 574**

6.3. Discounting rate determination

Mathematically, discounting rate is a rate of interest applied to discount the future incomes to a current value serving as the base for determination of the market value of the company. From the business point, the discounting rate is understood as a rate of return required by investor to cover the investment risks associated with similar investment objects.

The discounting rate is determined by following methods.

1. Capital assets evaluation;
2. Cumulative build-up;
3. Weighted average cost of capital.

In our case, the discounting rate will be calculated by a cumulative build-up method.

In this method, the calculation base is a rate of return for non-risk securities. This will be further supplemented by the income related to investments risks of these securities and then the resulted amount will be adjusted by qualitative and quantitative risk factors associated with the company business.

By the cumulative build-up method, the owned capital value is calculated in two steps:

- Determination of appropriate non-risk rate of return, and
- Estimation of the premium for investment risks concerning the company in question.

The non-risk rate is return on investments into the safest (from the point of investor) assets available. The non-risk rate is a reference point. All the premiums related to particular investment risks are added right to this non-risk rate.

As the earning yield from non-risk operations, we have taken the rate of euro-bonds issued by the RF. The earning yield of the Russian euro-bonds comparable with the asset in question was about 5% per year.

Thus, we assume 5% as the non-risk constituent of the discounting rate.

Besides, the discounting rate will include the following risks:

- **Size company risk** – to consider advantages of the large companies like an easier access to financial markets should they need some extra resources, a greater stability of their business as compared to small-scale companies, etc. For this specific company we put the risk rate as 1%.
- **Management quality risk** – to consider ability of the company management to timely respond to economic changes arising in their region, to conduct effective company politics with due incentives and encouragements. In this specific case, the management quality risk is about 1.5%
- **Financial structure risk** – to describe company's ability to effectively manage its assets and to timely meet its obligations. According to the results of financial analysis, the company situation is stable enough and therefore such a risk is not great. We assume it as 1.5%
- **Territorial diversity risk** – to consider company's ability to make its products or services attractive for the customers out of the territory where the company works. This risk is 1%.
- **Client diversification risk** – diversification level is determined by the number of clients and the share of sales per each client. The less this share is, with all other things being equal, the less the company depends on a specific client. This risk we assume as 1.5%
- **Profitability and income predictability risks** – to describe company's ability to forecast the level of the earning receivable with due probability. The Company business is not too risky. It will not be jeopardized by seasonality or by unstable income flow. This risk is assumed as 1.5%
- **Other risks** – are taken as 1.3%. These risks are determined at the arithmetic mean of all the above risks.

The discounting rate calculation is outlined in the table below:

Table 6.5. Discounting rate

Item	*%*
Non-risk rate	**4.5%**
Size	**1.0%**
Management quality	**1.5%**
Financial structure	**1.5%**

Territorial diversity	**1.0%**
Client diversification	**1.5%**
Profitability & income predictability	**1.5%**
Other risks	**1.3%**
Additional risks, total	**9.3%**
Discounting rate	13.8%
Growth rate	**3.0%**
Capitalization ratio	10.8%

6.4. Market value calculation by discounted cash flow method and adjustments

6.4.1 Own capital value calculation.

Based on conclusions drawn from the previous stages of our analysis, we can determine the value of the discounted cash flow by multiplying the cash flows of each year forecasted by the discounting rates for the same year. Thus, by bringing about the cash flow for the owned capital at the discounted rate to the current value, we will get the discounted cash flow per each forecasted year. When determining the long term growth rate, we relied upon the Customer's information on development opportunities for the Customer's business.

Reversion value was determined acc. to Gordon's formula. Gordon's model is based on a forecast of a stable income in the future, provided that investment value and depreciations are equal. The final value, acc. to this Model will be as follows:

$V_{(term)} = CF_{2008} \times (1 + g) / (K - g)$, where

$V_{(term)}$ - the value in the post-forecast period;

CF_{2008} – the income cash flow for the last year forecasted;

K – discounting rate;

g – cash flow long term growth rate;

Reversion discounted value is a multiplication of the reversion value (acc. to Gordon's formula) by the current value of a unit taken at the end of the last year forecasted (in our case, it is year 2008).

Thus, considering the above approaches and assumptions, we obtain the following results:

Table No. 6.6. DCF Calculation

Item	**2004 - forecasted**	**2005 - forecasted**	**2006 - forecasted**	**2007 - forecasted**	**2008 - forecasted**	**Total**
Cash flow	112 219	108 116	83 475	142 128	85 615	
Discounting rate	13.8%	13.8%	13.8%	13.8%	13.8%	
Discounted cash flow	**105 180**	**89 019**	**60 379**	**90 310**	**47 790**	**392 678**

Table No. 6.7. Market value of one share by income-based approach.

Item	Value
Cash flow	112 219
Discounting rate	13.8%
Discounted cash flow	105 180
Post-forecasted value	383 759
Current reversion value	200 776
The total market value of the business, exclusive of adjustments	**593 454**
OCC required (% from proceeds)	60.0%
OCC required	371 140
Actual OCC	350 745
Surplus OCC	20 394.8
The total market value of the business, exclusive of discounts	**613 849**
Minority shareholding discount	25%
The total market value (USD thousand)	**460 387**
The total market value (RUR thousand)	**13 121 017**
Number of shares	791 051 875
Value of one share (RUR)	**16.590**

Thus, the market value of one share of the Company
calculated by the Income-Based Approach is about:
RUR 16.59
(in words: sixteen rubles fifty-nine kopecks only)
as of the valuation date.

7. Company Market Value. Comparative Approach.

7.1. General methodology of transactions within the comparative approach.

With this approach to the valuation of property, the final value will depend on traded values of comparable equities on the one hand and actual financial results on the other hand.

The emphasis here is laid upon the following things:

- Theoretical justification of the comparative approach, its applicability and specifics of the methods involved;
- Comparable companies selection criteria;
- The nature of the most important multiples and their specifics in the valuation business;
- Basic steps of the final value formation;
- Selection of multiples, screening the interim results, adjustments and corrections;

The transaction (sales) method is oriented toward acquisition value of the entire company or of its control stock. So, this method is best applicable when valuating the entire company or its control stock.

Valuation of a business by the method of comparable companies and transaction involves the following steps:

- Search of information on comparable transactions;
- Calculation of evaluative multiples;
- Determination of the final value;
- Final adjustments application.

The guideline companies' method is based on an assumption that in the market economy similar companies will have the same value, after consideration of differences between the markets where these companies operate. Therefore the market value of similar companies is a good basis for a valuation of the specific company. However, as there cannot be two quite identical companies, it would require some corrections, considering the differences between them, namely the size, market power, workmanship, risk factors, etc.

7.2. Determination of one share market value

The Appraiser is in possession of the following data concerning the ratios between proceeds, profits and capitalization of mechanic engineering companies in year 2003 (see The Expert journal)

Table 7.1 Companies' data

Company	Location	Capitalization (USD million)	P/S Ratio	P/E Ratio
Obedinennye Mashinostroitelnye Zavody	- - -	252.8	0.56	4.52
Leningrad Metallic Plant	Saint-Petersburg	131.9	0.93	3.94
Electrosila	Saint-Petersburg	64.1	0.72	69.13

Company	Location	Capitalization (USD million)	P/S Ratio	P/E Ratio
Sukhoy Design Bureau	Moscow	47.5	0.33	1.8
Mikron JSC	Moscow	44	1.2	6.77
Rostvertol PLC	Rostov region	42.9	0.69	9.44
Beriev Aircraft Company	Rostov region	13	0.95	13.31

Further calculations involved only the P/S ration because in Russia the net profit data can turn unauthentic.

Table 7.2. Market value of the asset by a comparative approach

Item	Value
Average P/S multiple	0.7686
Corresponding determinant of the company appraised (USD)	458 674 947
Capitalization of the company appraised	352 537 564
Number of shares	791 051 875
Market value of one share (USD)	0.45
Market value of one share (RUR)	12.83

Thus, the market value (estimated price) of one share of the Company calculated by the Comparative Approach is about:
RUR 12.83
(in words: twelve rubles eighty-three kopecks only)
as of the valuation date.

8. Coordination of Valuation Results and Summary

The Appraiser, considering different valuation methods and accuracy of the data employed, performed coordination of values of one Company share.

When determining the market value of the asset, professional appraisers can apply one or several valuation methods. The reason why it is more than one method applied is obtaining the maximum justification and evidences for the conclusion presented. The Appraiser involved three methods of calculation. Reliability of approaches was taken based on the data authenticity, forecast quality and matching the market value to the value obtained by this or that approach.

Drawing a correct conclusion implies that the Appraiser should involve one method from every approach applicable to the specific valuation and calculate the market value by these methods. The results obtained should be summed up and multiplied by weight factors (the sum of weight factors equals to 1)

To compare the results, a weighted average method is involved. To determine the weights, the different valuation methods shall be assessed for their applicability and relevance from the point of the nature of the asset in question, valuation purpose and data reliability.

When determining the market value of the asset, professional appraisers can apply one or several valuation methods. The reason why it is more than one method applied is obtaining the maximum justification and evidences for the conclusion presented. The Appraiser involved two methods: he weighted the final results by the net asset method (cost-based approach) and by discounted cash flow method (income-based approach).

For calculation of the weighted average at the first step, we would like to draw 5 (for income-based approach) and 9 (for cost-based approach) basic factors influencing the business value, provided that the latter is calculated by the discounted cash flow method (income-based approach) and the net asset method (cost-based approach). For this, guideline Tables are provided.

These tables are filled into as follows: if the given factor is specific for the company in question, then the corresponding phenomenon really takes place there and we put +1 for that. If negative, we put -1, and at "do not know" we put 0.

Table 8.1. Factors review (income-based approach)

	Factors	Points
1	A significant change expected for cash flow level	0
2	Justifiability of the cash flow value	1
3	Positive cash flows for the most of periods forecasted	1
4	Positive cash flow value in the last period forecasted	1
	Total	3

Table 8.2. Factors review (cost-based approach)

	Factors	Points
1	It is the control stock evaluated	-1

2	It is possible to determine and evaluate company's intangibles	-1
3	It is expected that the company will remain in operation	1
4	Absence of previous profit data or inability to evaluate them adequately	0
5	New company valuation	-1
6	Company's heavy dependence on contracting; absence of regular customers	0
7	Significant weight of financial assets in the company assets	-1
Total		**-3**

Table 8.3. Factors review (comparative approach)

Factors		**Points**
1	The data is sufficient to determine comparables	1
2	There is enough comparable companies	1
3	Profit & cash flow data is reliable	-1
4	Profit or cash flow positive value	1
5	Profit & cash flows are stable	-1
6	There is available data on comparable companies' net asset value	-1
7	Net asset value for the company in question	0
Total		**0**

Table 8.4. One share market value

Entry No.	**Method**	**Income-based approach**	**Cost-based approach**	**Comparative approach**
1	Expert judgment on the factors	3	-3	0
2	Number of factors	4	7	7
3	Shift in average	2.0	3.5	3.5
4	Weight fraction	0.63	0.04	0.17
5	Weight factor	0.755	0.043	0.201
6	Value as estimated (RUR)	16.590	10.280	12.830
7	Contribution	12.530	0.444	2.580
Resulting market value of one share (RUR)		**15.11**		

According to the analysis performed, and based on the source data and information provided by the Customer, the market value (estimated price) of one share as of April 27, 2004 is

RUR 15.11 (in words: fifteen rubles eleven kopecks only)

Appraisal expert
O. Y. Ivanova /signed/
Appraisal expert
V. G. Fomin /signed/

9. Appraisal Certificate

This signatory Appraiser hereby certifies that in accordance with the data available at the Appraiser

- Al facts and information involved are, to the best of his/her knowledge, true and adequate and are also based on the Customer's information;
- The analysis, opinions and conclusions contained herein are the property of the Appraiser and can be valid only within the restrictions and allowances constituent to this report;
- The Appraiser does not and will not have any personal interest in the property appraised. The Appraiser is impartial to all the parties concerned.
- The Appraiser fee does not depend on the final value of the assets nor on any events that can arise after perusal of the conclusions contained herein either by the Customer or any third parties;
- In the course of analysis, none person rendered any significant assistance to the signatory save in the cases expressly stated herein.

10. Appraisal Experts' Credentials

Appraisal Expert – Ms. O. Y. Ivanova

Certificate on Professional Retraining during September 10, 2001 – January 16, 2002.

Certificate No. ПП 453512
Issued by Moscow State Technological Academy and conferring a right to professional practice in Company (business) Appraisal & Valuation.

Certificate on Professional Retraining during March 19, 2000 – July 02, 2001.

Certificate No. ПП 209287
Issued by Moscow State Technological Academy and conferring a right to professional practice in Real Estate Appraisal & Valuation.

Certificate on Professional Retraining during March 19, 2000 – July 14, 2001.

Certificate No. ПП 209299
Issued by Moscow State Technological Academy and conferring a right to professional practice in Machines, Equipment and Vehicles Appraisal & Valuation.

Appraisal Expert – Mr. V. G. Fomin

Certificate on Professional Retraining

Certificate No. 409241
Issued on December 15, 2000 by Inter-industry Management Post-Graduate Institute of Plekhanov Russian Academy of Economics.
Course name: "Professional Appraisal of assets and titles".
Area of expertise: Company (business) Appraisal & Evaluation.

Copies of certificates enclosed.